Form 20-F
period 2000-06-12
DEALCHECK COM INC
filed 2000-08-01
CIK 1095435

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       FORM 20-F- AMENDED ON JUNE 12, 2000



(MARK  ONE)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the  transition  period  from  ______________  to __________________

Commission  file  number:  0-30314

Dealcheck.com  Inc.
--------------------------------------------------------------------------------
          (Exact  name  of  Registrant  as  specified  in  its  charter)

Inapplicable
--------------------------------------------------------------------------------
     (Translation  of  Registrant's  name  into  English)

Province  of  Ontario,  Canada
--------------------------------------------------------------------------------
     (Jurisdiction  of  incorporation  or  organization)

65  Queen  Street  West,  Suite  1905,  Toronto,  Ontario  M5H  2M5,  Canada
--------------------------------------------------------------------------------
     (Address  of  principal  executive  offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act.

     Title  of  each  class                    Name  of  each  exchange on which
registered
--------------------------------------------------------------------------------

                                  Inapplicable
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Securities  registered or to be registered pursuant to Section 12(g) of the Act.

                         COMMON SHARES WITHOUT PAR VALUE

--------------------------------------------------------------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

                         Common shares without par value
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report

2,132,616  Common  shares  without  par  value  as  at  March  31,  1999

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
                                             Yes       No   X
                                                            -

Indicate by check mark which financial statement item the registrant has elected to follow

                                             Item  17:  X      Item  18
                                                        -

Except  as otherwise noted, all dollar amounts are presented in Canadian Dollars

                                TABLE OF CONTENTS

PART I                                               PAGE NO.
-------                                              --------

ITEM 1     DESCRIPTION OF BUSINESS                          1

ITEM 2     DESCRIPTION OF PROPERTY                          7

ITEM 3     LEGAL PROCEEDINGS                                7

ITEM 4     CONTROL OF COMPANY                               7

ITEM 5     NATURE OF TRADING MARKET                         8

ITEM 6     EXCHANGE CONTROLS AND OTHER LIMITATIONS         10
           AFFECTING SECURITY HOLDERS

ITEM 7     TAXATION                                        11

ITEM 8     SELECTED FINANCIAL DATA                         13
                 Statement of Operations Data
                 Balance Sheet data
                 Exchange Rates

ITEM 9     MANAGEMENT'S DISCUSSION AND ANALYSIS OF         16
           FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
                 Results of Operations
                 Liquidity and Capital Resources

ITEM 10    DIRECTORS AND OFFICERS OF THE COMPANY           24

ITEM 11    COMPENSATION OF DIRECTORS AND OFFICERS          26

ITEM 12    OPTIONS TO PURCHASE SECURITIES FROM             27
           COMPANY OR SUBSIDIARY

ITEM 13    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS  27


PART II                                              PAGE NO.
-------                                              --------

ITEM 14    DESCRIPTION OF SECURITIES TO BE REGISTERED      27


PART IV
-------

ITEM 17    FINANCIAL STATEMENTS                            27

ITEM 18    FINANCIAL STATEMENTS                            28

ITEM 19    FINANCIAL STATEMENTS AND EXHIBITS               28

(a)        Index to Financial Statements
(b)        Exhibits

SIGNATURE                                                  30

                                  PART I

ITEM  I          DESCRIPTION  OF  BUSINESS
------------------------------------------


COMPANY  OVERVIEW
-----------------

Dealcheck.com  Inc.  ("the  Company")  is  based  in  Toronto,  Ontario, Canada.

The Company had no sales since April 1, 1996 and a history of significant losses.

The loss from operations during the year ended March 31, 1999 was $477,596 and an accumulated deficit at March 31, 1999 was about $16 million.

The  company's  operating  cash  requirements  to  date  have  been  funded  by

   - Snapper Inc., representing a number of individual and corporate investors, under a consulting contract signed with Snapper Inc., dated April 1, 1997, in which, Snapper Inc. were to introduce investors to the Company apart from other services (a copy of the agreement is included in this report -
      Item 19-3(ii)) and

   -  Robox  Holdings  Limited,  owned  by  a  director,  John  Robinson.

The Company relies on the continuity of such finances to fund its future business strategy. No commitment has been made in writing from any of the shareholders or directors.

In the event that such finance is not made available in the future and the directors of the Company are unable to raise funds from elsewhere, the Company will be unable to carry out its proposed business strategy.

COMPANY  HISTORY
----------------

The Company is listed on OTC Bulletin Board under the symbol "DCHK". The Company was formerly listed under the symbol "DEAL" but was advised by NASDAQ that another Issuer had asked for and was granted the use of this symbol. The Company's symbol was, as a result, changed to "NMBC" on August 13,1999 and subsequently changed to "DCHK" on November 3, 1999. The Company has a fully owned subsidiary, Foodquest inc., which has been inactive for the past five years.

The Company was incorporated as Kamlo Gold Mines Limited under the Business Corporation act (Ontario) in 1973. From incorporation to 1985, the Company was an inactive shell.

Between 1986 and 1992, the Company was involved in the development of a patented new technology for the marine propulsion business. The technology proved not to be financially feasible and was therefore discontinued.

Between 1993 to 1996, the Company was involved initially in the distribution and later on in the manufacturing of a snack food originally developed in Australia. The snack food line proved to be too expensive for the marketplace in North America and the Company closed the business in November 1996.

MARKET  FOR  THE  COMPANY'S  SECURITIES  -  APPLICABILITY  OF  PENNY STOCK RULES
--------------------------------------------------------------------------------

The Company's securities comprise common shares without par value. These shares are currently traded over the counter on the Electronic Bulletin Board maintained by NASD and are not listed on any of the national exchanges.

The Company is subject to certain "penny stock" rules promulgated by the Securities and Exchange Commission. The Commission has adopted regulations that generally define a "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share The maximum price of the Company's share between April 1, 1997 and September 30, 199, was $4. Refer to the table of high and low prices for the Company's common share during the past three years given in Item 5 - Nature of Trading Market, pages 13 & 14 of this Statement.

Under such rules, brokers-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

The regulations require the delivery, prior to any transaction involving a penny stock, of a risk of disclosure schedule explaining the penny stock market and the risks associated therewith.

CURRENT  OPERATING  ACTIVITIES
------------------------------

The Company has not yet begun any commercial activities. The Company, however, made new investment In a Private Company, World Vacation Club.com towards the end of the fiscal year 1999. This is more fully explained below.

OVERVIEW  OF  THE  FISCAL  YEAR  ENDED  MARCH  31,  1999
--------------------------------------------------------

In December 1998, the Board of Directors agreed on a new business strategy. This strategy included development of Internet oriented projects and equity investments in Internet oriented businesses

Since that time, the management began evaluating various business proposals. Towards the end of the fiscal year, the Company short-listed the following potential business opportunity -

   - One consisted of investment in a new company called, World Vacation Club.com which plans to promote a unique vacation villa ownership concept primarily through Internet

The further details of the business of World Vacation Club.com and the Company's financial commitment therein are explained below:

   1.  WORLD  VACATION  CLUB.COM  (WVC)

The  nature  and  extent of the Company's investment in WVC is summarized below:

Type of                    Quantity  Invested       Amount invested
Securities                    on                    CDN$        US$
Common Shares               150,000  March 3, 99    34,503     22,500
Common Shares               200,000  March 19,99    30,411     20,000
--------------------------------------------------------------------------------
As at March 31, 99          350,000                 64,914     42,500

Common shares               100,000  Aug. 20, 99    14,923     10,000
--------------------------------------------------------------------------------
Total                       450,000                 79,837     52,500
================================================================================

The above investment constitutes 11.25% equity interest in WVC (8.75% as at March 31, 1999)

WVC was incorporated in the State of Nevada in August 1998 as a private limited Corporation.

The Company, on May 29, 2000, sold its 11.25% equity interest in WVC (8.75% as of March 31, 1999) to an unaffiliated purchaser, Mr. James Hannah for the sum of CDN$79,837. The Company determined, as a matter of business judgment and in the best interest of its shareholders, that the proposed business of WVC may require certain licenses or other filings to comply with regulatory requirements in order for WVC to engage in its proposed business. Resultantly, its ownership interest in WVC would not yield the best return on its investment. The sale of the Company's interest in WVC has been reflected in a subsequent event note to the Company's Financial Statements at March 31, 1999 and September 30, 1999, which are annexed as exhibits in this Statement. A copy of the sale agreement with Mr. Hannah is included in the exhibits (# 3(b)3(ii)(c) )

PLANS  FOR  THE  FISCAL  YEAR  ENDING  MARCH  31,  2000
-------------------------------------------------------

The company continued to receive loans from various investors through Snapper Inc. during the period since March 31, 1999. Advances provided between April 1, 1999 and September 30, 1999 from this source totaled approximately $220,000. These funds were used mainly towards operating costs and also for acquiring 100,000 shares in WVC (see 1 under "Overview of the fiscal year ended March 31, 1999).

The Consulting agreement with Snapper Inc., which expired on September 30, 1999, was extended by another year on the same terms and conditions. A copy of the renewed agreement is included I the appendix at the end of this Statement.

Apart from the above, there are no signed agreements for any further funding. However, the Company, at this time, is negotiating with various parties to secure additional financing.

The following is a summary of the major development in the investment made during the late fiscal 1999:

WORLD  VACATION  CLUB.COM

As explained in the overview of the fiscal year ended March 31, 1999, the above investment was sold in May 2000 at cost to an unaffiliated purchaser.

IRCHECK.COM

During the early year 2000, the management decided to invest in a new wholly owned project, IRCheck.com. The project involves developing a web site, which will offer free memberships to access an on-line database of Investors' Relations (IR) Firms in North America. IR firms provide communication services between corporations, investors, and financial communities. The data base for each IR firm will include information like the firm's profile, their owners/management profiles, client list, success stories, press releases, links to their web sites. IRCheck.com will allow users to make informed decisions about hiring IR firms based on the information that will be available on the Web site.

IRCheck.com 's primary sources of revenue will be monthly listing fee from the IR firm desiring to be listed on the Web site and from advertising and sponsorship from legal firms, CPAs, venture capital companies, book stores specializing in corporate and legal publications and other companies providing the relevant products and services. The minimum listing fee will be $100 per month. the actual fee to be charged will depend on the size of the IR firm

The Company signed a contract with React Digital Arts for design and development of a Web Site for IRCheck.com. A copy of the contract is included as Exhibit 3(ii)(b). The contract document provides further overview of the project and details of the rollout phases and of the site map/flow chart. Beta testing is expected to begin in April 2000 and a roll out of the live site in May 2000. The management expects the site to begin generating revenue by January 2001, although no guarantee can be made as to whether or not the Site will be a successful commercial venture. The main sources of revenue will be advertising and listing fees to be charged to IR firms.

The initial cost to design, develop and launch the site is $32,000 (See Contract document included in the Exhibits). Management estimates initial marketing costs of approximately $50,000

FUTURE  BUSINESS  STRATEGY
--------------------------

The Company's overall strategy includes the internal development and operation of majority-owned subsidiaries as well as taking strategic positions in other Internet companies that may demonstrate synergies with the Company's core businesses.

Broadly,  the  plan  involves-

   - Development of Internet oriented businesses, which have yet to go beyond the conceptual level and

   - Investment in the equity of other companies whose business models require extensive use of Internet related services i.e. E-commerce, virtual sales and marketing.

The Company's strategy also envisions and promotes opportunities for synergistic business relationships among the Internet companies within its portfolio.

RISKS  RELATING  TO  INTERNET  INDUSTRY
---------------------------------------

Concerns regarding security of transactions and transmitting confidential Information over the Internet may have an adverse impact on our proposed business and on the business of WVC

We believe that concern regarding the security of confidential information Transmitted over the Internet prevents many potential customers from engaging in online transactions. If WVC or us that will depend on such transactions do not add sufficient security features to the future product releases, the products and services may not gain market acceptance or there may be additional legal exposure.

The WVC's and our infrastructure, i.e. E-Mail server is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents the security measures imposed, he or she could misappropriate proprietary information or cause interruption in operations of the Company. Security breaches that result in access to confidential information could damage the reputation of the company and expose it to a risk of loss or liability. WVC and we may be required to make significant investments and efforts to Protect against or remedy security breaches. Additionally, as e-commerce becomes more widespread, WVC and our potential customers will become more concerned about security. Unless their concerns are not adequately addressed, We or WVC may be unable to sell our goods and services.

Both the Company and WVC plans to operate in markets characterized by rapid technology change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render our existing Web site technology or other products and services obsolete. The e-commerce market's growth and intense competition may exacerbate these conditions.

If we are unable to successfully respond to these developments or do not respond in a cost-effective way, our business, financial condition and operating results will be adversely affected. To be successful, WVC and we must adapt to the rapidly changing markets by continually improving the responsiveness, services and features of our products and services and by developing new features to meet the needs of our customers. Our success will depend, in part, on our ability to license leading technologies useful in our businesses, enhance our products and services and develop new offerings and technology that address the needs of our customers. we will also need to respond to technological advances and emerging industry standards in a cost- effective and timely manner.

Government regulations and legal uncertainties may place financial burdens on our business and the businesses of WVC

     As at September 30, 1999, there were few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection of and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and the quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and e-commerce, which could decrease the potential revenue and place additional financial burdens on our business and the businesses of WVC

     Laws and regulations directly applicable to e-commerce or Internet communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on our proposed business or those WVC, they add to the legal and regulatory burden faced by e-commerce companies.

ITEM  2          DESCRIPTION  OF  PROPERTY
------------------------------------------

The administrative head office of the Company is located in leased premises at 65 Queen Street West, Suite 1905, Toronto, Ontario, Canada.

The office is approximately 1200 square feet and is subleased on a month by month basis.

ITEM  3          LEGAL  PROCEEDINGS
-----------------------------------

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

ITEM  4          CONTROL  OF  COMPANY
-------------------------------------

(a) As far as is known to the Company, the Company is not directly or indirectly owned or controlled by any other corporation or any foreign government.

(b) The following table sets forth as of March 31, 1999, information with respect to the total amount of the class of the Company's voting securities owned by the directors and officers as a group. There is no person known to the Company to be the beneficial owner of more than 10% of any class of the Company's voting securities.

--------------------------------------------------------------------------------
          (1)               (2)                  (3)                 (4)
                    Identity of person or                         Percentage
  Title  of Class          Group            Amount owned           of Class*
--------------------------------------------------------------------------------
Common  shares      Officers  and          172,380  common            8%
                    Directors  as  a          shares
                    Group

* Based upon 2,132,616 common shares issued and outstanding as at March 31, 1999

(c) As of the date hereof, there are no arrangements known to the Company, the operations of which may result in a future change of control in the Company.

(d) Approximately 1.7 million of the issued common shares were issued between the fiscal years 1995 and 1999, mostly in settlement of debts. These debts represented loans provided by a group of investors represented by Snapper Inc. The shares were issued to various persons/entities at the instructions of Snapper Inc. The Company is not aware of any direct or indirect relationship among these persons/entities and individually none of them holds more than 10% of the Common shares of the Company, based on the information provided by our transfer agents, CIBC Mellon Trust Company, which maintains the shareholders' records of the Company.

(e) On March 31, 1999, the directors of the Company agreed to issue a further 700,000 shares at $0.75 per share to settle various loans and debts advanced from time to time totaling to $525,000 to three entities at the instructions of Snapper Inc. These shares have been approved for issuance by shareholders at the Annual General Meeting of the Company held on November 15, 1999. The details of the entities are given under "Liquidity and Capital Resource "section of Item 9, page 27.none of these entities will have acquired more than 10% of the capital stock of the Company as a result of this transaction.

(f) None of the directors and officers of the Company owns directly or indirectly or is related to the owners of Snapper Inc. Snapper Inc. is an independent privately held Company, which is and has been a shareholder of Dealcheck.com IncIt has no ownership interest in either Robox Inc. or Robcorp Inc.nor has it ever had any interest in either of the companies. Similarly, Neither of the companies has and never had any ownership interest or control in Snapper Inc. Snapper Inc. currently holds approximately 2% of the Company's common shares as per the details obtained from our transfer agents and from Snapper Inc.

ITEM  5     NATURE  OF  TRADING  MARKET
---------------------------------------

The Company's common shares were traded on the Over The Counter Bulletin Board (OTCBB) and Canadian Dealing Network (CDN) under different symbols ending with the symbol "FDQI" until January 20, 1999.

Following the name change and 15:1 common shares consolidation in December 1998, the Company's common shares have been traded primarily on OTCBB under the symbol "Deal" effective January 21, 1999. The symbol was further changed to "NMBC" on August 13, 1999 and then to "DCHK" on November 3, 1999 as more fully explained  in  Item  1,  Part  1  of  this  Report.

The following table sets forth the reported high and low sale prices and volume traded for the common shares as quoted on OTCBB on a quarterly basis since April 1, 1997

-----------------------------------------------------
PERIOD  (M/D/Y)        HIGH     LOW
                       (IN US DOLLAR)     VOLUME FOR
                                           QUARTER
-----------------------------------------------------
4/1/97  -  6/30/97     0.08     0.01        100,300
7/1/97  -  9/30/97     0.04     0.01         94,200
10/1/97 - 12/31/97     0.035    0.01         89,300
1/1/98  -  3/31/98     0.04     0.01        189,900
4/1/98  -  6/30/98     0.07     0.01         66,800
7/1/98  -  9/30/98     0.11     0.02      1,227,700
10/1/98 - 12/31/98     0.02     0.01        459,000
1/1/99  -  1/25/99     0.09     0.01        282,200
1/25/99  - 3/31/99*    4.00     0.875       225,700
4/1/99  -  6/30/99*    3.125    1.375       230,700
7/1/99  -  9/30/99*    2.50     1.75        152,700

     * Reflects prices after the consolidation of 15 old common shares into 1 new common share.

--------------------------------------------------------------------------------

The following table sets forth the reported high and low sale prices and average volume traded for the common shares as quoted on CDN on a quarterly basis since April 1, 1997

--------------------------------------------------------------------------------

PERIOD  (M/D/Y)           HIGH       LOW
                        (IN CANADIAN DOLLAR)   VOLUME FOR
                                                QUARTER
4/1/97  -  6/30/97       0.130      0.050         475,932
7/1/97  -  9/30/97       0.090      0.050         574,192
10/1/97 - 12/31/97       0.070      0.050         502,504
1/1/98  -  3/31/98       0.060      0.060         130,067
4/1/98  -  6/30/98       0.080      0.050         112,355
7/1/98  -  9/30/98       0.195      0.050         500,740
10/1/98 - 12/31/98       0.130      0.010         201,252
1/1/99  -  1/25/99       0.080      0.050         156,000
1/25/99  - 3/31/99*  x    3.75                      1,000
4/1/99  -  6/30/99*  x
7/1/99  -  9/30/99*  x

   * Reflects prices after the consolidation of 15 old common shares into 1 new common share.
   X  There  was  only  one  transaction - 1,000 shares traded for $3.75 - since
     Consolidation  date  till  to  date.

--------------------------------------------------------------------------------

As of June 30, 1999, the Company's share register indicated that 191,440 of the issued and outstanding common shares were held by 494 shareholders with addresses in the United States, representing approximately 9% of the issued and outstanding common shares of the Company.


ITEM  6     EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITIES HOLDERS
            --------------------------------------------------------------------

Except as discussed in Item 7, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. The Company is not aware of any limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the Company.

The Investment Canada Act ( " Act" ) governs acquisitions of Canadian business by a non-Canadian person or entity . The Act provides, among other things, for a review of an investment in the event of acquisition of control in certain Canadian businesses in the following circumstances:

An indirect acquisition of control by an investor who is a World Trade Organization ("WTO") investor is reviewable unless the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction, or the business is involved in uranium production, financial services, transportation services or a cultural business.

a. If the investor is a non-Canadian and is not a member of a WTO country, any direct acquisition having an asset value exceeding $5, 000, 000 and any indirect acquisition having an asset value exceeding $5,000,000;

b. If the investor is a non-Canadian and is a WTO member, any direct acquisition having an asset value exceeding $168,000,000, unless the business is involved in uranium production, financial services, transportation services or a cultural business.

The Act provides that a non-Canadian investor can hold up to 1/3 of the issued and outstanding capital of a Canadian corporation without being deemed a "control person" and that a non-Canadian investor holding greater than 1/3 but less than of the issued and outstanding capital of a 'Canadian corporation is deemed to be a control person subject to a rebuttable presumption to the contrary (i.e. providing evidence of another control or control group holding a Greater of shares).

The Act provides for notification under the Act where a non-Canadian acquires control, directly or indirectly, of a Canadian business with assets under the thresholds for reviewable transactions. The notification process consists of filing a notification from within 30 days following the implementation of investment assets under the thresholds for reviewable transaction. The notification process consists of fling a notification from within 30 days following the implementation of an investment.

ITEM  7     TAXATION
            --------

(a)     Canadian  Federal  Income  Taxation
        -----------------------------------

The following discussion is a summary of the material Canadian federal income tax considerations generally applicable to purchasers of the Company's Common Stock pursuant to this Report who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common Stock as capital property, are not residents of Canada at any time when holding Common Stock and do not use or hold and are not deemed to use or hold Common Stock in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Stock that is effectively connected with an insurance business carried on in Canada. Such a purchaser is referred to in this discussion as a "shareholder".

This summary is based on the current provisions of the Canadian Act, the regulations thereunder and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing Canada, Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Stock unless the Common Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. Under proposals to amend the Canadian Act, the Common Stock will not be taxable Canadian property to a shareholder provided that the Company is listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm's length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Stock provided that the value of the shares of the Company is not derived principally from direct or indirect real property interests (including resource property) situated in Canada.

Under the Canadian Act, a disposition of shares that constitutes taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any cost of disposition, exceeds (or is less than) the adjusted cost base of such shares to the shareholder. Generally, three quarters of any capital gain realized by the shareholder on a disposition or deemed disposition of such shares is included in computing his Canadian income for that year as a taxable capital gain. Three quarters of any capital loss realized by a shareholder on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.

Under the Canadian Act, the disposition of a share by a shareholder may occur or be deemed to occur in a number of circumstances including on sale or gift of such share or upon the death of the shareholder.

The initial adjusted cost base of a share to a shareholder will be the cost to him of that share. Under the Canadian Act, certain addition or reduction adjustments may be required to be made to the cost base of a share. The adjusted cost base of each common share of a corporation owned by a shareholder at any particular time will be the average adjusted cost base to him of all shares of the same class of that corporation owned by him at that time.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to or for the benefit of a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and are further reduced to 5% if die beneficial owner of the shares is a corporation that is a resident of the United States for purposes of the Treaty owning at least 10% of the voting shares of the Company.

(b))     United  States  Taxation
         ------------------------

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's Common Stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common Stock. The gain or loss will be a capital gain or capital loss if the Company's Common Stock is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's Common Stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the Common Stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting stock of the Company should consult its tax advisor as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the Company's Common Stock.

ITEM  8     SELECTED  FINANCIAL  DATA
            -------------------------

This Report includes consolidated financial statements of the Company for the years ended March 31, 1999 and 1998.These financial statements were prepared in accordance with accounting principles generally accepted in Canada, which in their application to the Company, conform, in all material respects, with accounting principles generally accepted in the United States.

The following is a selected financial data for the Company for each of the fiscal years ended March 31, 1995,96,97,98 and 99, on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

During the period between the discontinuation of snack food business and commencement of active pursuit of opportunities in Communication and Internet oriented businesses, the operating requirements of the Company were funded mainly by loans from shareholders, which were mostly converted to equity.

SUMMARY  OF  FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS
(CANADIAN $)

Operating  data  -  Fiscal  year  ended  March  31
--------------------------------------------------

                             1999       1998      1997        1996        1995

Sales/ Gross revenue          NIL        NIL       NIL      $83,923     $528,291

Loss from Continuing       $477,596   $563,035   $626,488   908,004   $4,125,873

     Operations

Loss from discontinued        NIL        NIL     $190,959   446,194   $1,717,143

     Operations

Loss per Share             $  0.35    $   0.51*  $  0.75*      2.55*     $17.85*


Balance Sheet Data - As at March 31:
------------------------------------

                               1999       1998        1997        1996         1995
Working Capital         $     28,690   ($649,329)   ($198,830)  ($169,649)    ($701,466)
  (Deficit)

Investment              $     74,349      NIL      $   10,000     106,593      $232,143

Total Assets            $    259,706  $   61,541   $  116,744     134,558      $775,281

Long Term Liabilities         NIL          NIL         NIL          NIL           NIL

Total Liabilities       $     98,290  $  705,028   $  234,596     183,437    $1,147,235

Shareholders' Equity    $    161,416   ($643,487)   ($117,852)   ($48,879)     $371,954)
  (Deficit)

Number of Shares         2,832,616xx   1,122,615*   1,086,056*    728,180*      373,106*
  Outstanding

*      Recalculated on the basis of the 15:1 common share consolidation on October 29,
       1998 to  make them comparable with the fiscal 1999.

xx     The  number of  shares include 700,000 shares to be issued to shareholders in settlement  of their advances of $525,000 at $0.75 per share.  Shares are yet to  be  issued.

Exchange  rates
---------------

The following table sets forth, for the periods and dates indicated, certain information concerning exchange rates of United States and Canadian dollars. All the figures shown represent noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York. The source of this data is the Federal Reserve Bank Web Site

----------------------------------------------------------
Period         period  end      high     low    average
               ------------------------(US$/CDN$)------
----------------------------------------------------------
March 31,1995   1.3987         1.4238  1.3410  1.3819

March 31,1996   1.3635         1.3990  1.3285  1.3613

March 31,1997   1.3835         1.3835  1.3310  1.3634

March 31,1998   1.4180         1.4637  1.3667  1.4031

March 31,1999   1.5092         1.5745  1.4175  1.5086

July 30, 1999   1.4735         1.5035  1.4512  1.4679

ITEM  9     MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL CONDITION AND
            --------------------------------------------------------------------
            RESULTS  OF  OPERATIONS
            -----------------------

The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto and the five-year summary of financial information appearing elsewhere in this Report

1.     RESULTS  OF  OPERATIONS
       -----------------------

-----------------------------------------------------------------
Year  ended  March  31          1997     1998     1999     2nd Q
                                                           2000
                                -------- in  000"  CDN$-----

Net  Loss  for  the  year        817      563      478       229

Deficit  at  end of year      14,907   15,470   15,948    16,176
-----------------------------------------------------------------

PAST  PERFORMANCE
-----------------

The  Company  has  a  history  of  losses  since  inception.

Given below is a brief account of the major activities and nature and extent of losses sustained since its inception in 1973 to the fiscal 1999:

FISCAL  YEARS  1973-1985

Between the years 1973 and 1985, the company, then known as Kamlo Gold Mines Limited, was an inactive shell and incurred no expense or losses.

FISCAL  YEARS  1986-1990

On October 25, 1985, the Corporation changed its name to NRT Research Technologies Inc. and was involved in various research and development projects through its subsidiaries between fiscal years 1986 and 1990 , as follows:

      - Marine Systems Research Inc. (wholly owned) - research into Injection molded plastic marine propeller for outboard and inboard boat market

      - NRT Research (B.C.) Ltd. (wholly owned) - research into improving performance of 12-meter yacht hulls in the areas of both speed and maneuverability

      - Games of Tomorrow Inc.( wholly owned) - research into developing games, toys and novelty items that incorporate emerging technologies such as holography.

      - PB Yatch Design Inc.(80% owned) - research into developing cost-effective improvements in the propulsive efficiency and ease of handling of recreational sailing craft.

None of the above development efforts resulted in any commercial products, which could create a revenue stream. A total of $5.5 million was spent in acquiring subsidiaries and in funding the research and development efforts during the period. The costs were either settled through issuance of common shares or by cash, which was in turn raised through issuance of shares in private placements.

Roughly half of the cumulative losses of approx. $5.5 million at the end of the fiscal 1990 resulted from the write off of investments in subsidiaries and deferred development costs and the remaining half of the losses represented operating losses.

FISCAL  YEARS  1991-  1998

During the fiscal 1991-1992, the Company completely discontinued all research and development. The board of directors and the officers were replaced and Terence Robinson, the current director, together with two other independent directors, came on board. The name of the company changed to Cuda Consolidated Corp and then in fiscal 1995 to Foodquest International Corp.

During 1993, the Company acquired the exclusive rights to distribute a range of snack foods produced in Australia. During 1994 and 1995 fiscal years, the Company sought out appropriate marketing and distribution arrangements. Advances were made to distributors to allow them to import product for resale, and expenses were incurred for product testing, marketing and other ancillary costs.

In 1995 fiscal year, the Company determined that the price paid for the imported snack foods was too high to allow for profitable, high volume distribution. The company therefore discontinued distribution business and wrote off $ 1.7 million representing the costs of the Canadian and US rights and net advances given to distributors, which could not be recovered.

During 1993, the Company made another investment of $2.5 million in a US Company, whose principal asset consisted of a proprietary olive oil formulation. In 1995 fiscal year, the US Company disposed of its formulation and the Company's interest was redeemed for $162,000 being the proportionate share of the cash received. As a result, the company suffered a redemption loss of $2.3 million.

During the fiscal 1996, the Company entered into a joint venture with a Canadian company to develop an operational snack food manufacturing plant in Canada. As part of the agreement, the Company was required to provide financial support. A total sum of about $200,000 was financed until the middle of fiscal 1997, when the Company decided to cease further financing due to significant uncertainty surrounding the viability of the operations. The investment was written down by $190,000 to its net realizable value of $10,000. However, in the fiscal 1998, this amount was considered irrecoverable and was written off.

Thus, additional losses of about $10 million were sustained during the above period. $5.8 million of these losses occurred in the fiscal year 1995 alone - these loses resulted from writing off of the costs of acquiring distribution rights and investment in a subsidiary as explained above. The balance of the losses reflected operating loss.

LOSSES  FOR  THE  PAST  THREE  FISCAL  YEARS  1997-1999
-------------------------------------------------------

There was no revenue during the fiscal years 1997, 1998 and 1999. The new investments made near the end of the fiscal year 1999 are unlikely to generate revenue for some time.

Net loss for the fiscal year 1997 was $817,447, which included write down of investments in snack foods business of $190,959. Net loss for the fiscal 1998 declined to $563,035, which included write down of investments in snack foods of $10,000. Net loss for fiscal 1999 declined further to $477,596 - there was no investments write down in this fiscal year. The decline in net loss was entirely attributed to the decline in general and administrative costs.

General and Administrative expenses declined from $626,488 in the fiscal 1997 by about 12% to $553,035 in the fiscal 1998 and a further 14% to $477,596 in the fiscal 1999.

The  major  components  of the general and administrative costs were as follows:

a. TRAVEL PROMOTION AND CONSULTING FEE increased by approx. 4% from $301,461 in fiscal 1997 to $311,955 in fiscal 1998 and by a further 4% to $323,337 in fiscal 1999. This is a major cost component - constituting 48% of the total costs in fiscal 1997, 56% in fiscal 1998 and 68% in fiscal 1999. Increase in these costs were attributed to the renewed efforts in making the Company operative once again and culminating in the two investments by the end of the fiscal 1999.

b. PROFESSIONAL FEES declined marginally by about 1% from $76,151 in fiscal 1997 to $75,593 in fiscal 1998 but then declined by 48% in the fiscal 1999 to $39,113. The significant reduction reflected the management's efforts in reducing dependence on outside consultants and lawyers. Many of the tasks including reviewing a potential investment proposal, which used to be outsourced in the past, were being handled in-house.

c. OFFICE AND GENERAL EXPENSES declined by 35% from $100,421 in fiscal 1997 to $65,163 in fiscal 1998 and a further 71% to $18,948 in fiscal 1999. Discontinuation of snack food business and closure of other offices of subsidiary and joint venture companies on one hand and conscious efforts by the management to reduce these costs attributed to the significant reduction over the three years.


In December 1998, the management finally agreed on a new business strategy. The Company began looking for Internet oriented businesses, which were at a conceptual level and required further funds to develop into commercially viable businesses. The Company would also participate in the equity of other companies whose business models fit into the ones being developed by the Company. A detailed description of the new business approach is given under Item 1, Part I of this Statement.

During March 1999, the Company invested $64,914 ($42,500US), which represented 8.75% equity interest in World Vacation Club.com (WVC).

The above investment was sold in May 2000 at cost to an unaffiliated purchaser as more fully explained in Part 1, item 1 under overview of the fiscal year ended March 31, 1999.

SIX  MONTHS  ENDED  SEPTEMBER  30,  1999
----------------------------------------

There  was  no  revenue  during  this  period.

Net loss for the period was $228,688 and related entirely to general and administrative expenses. Overall general and administrative expenses remained, more or less, at the same level as the ones for the six months ended September 30, 1998, which were $222,486.

If the expenses for the first six months were to be annualized, they would amount to $$457,376 - which would reflect about 4% reduction over those for fiscal 1999.

Office and general overheads continued to decline. They were $7,926 compared to $19,641 for the same period in the fiscal 1999. Professional fees have increased to $36,398 compared to $16,419 for the same period in fiscal 1999. The increase is due to the management actively pursuing new business proposals and retaining services of lawyers and financial professionals during the current period. No such activity existed during the previous period.

The company exercised its options to acquire more shares in World Vacation Club.com and purchased 100,000 shares at a cost of $14,923. However, in MAY 2000, this investment was sold at cost as explained on page 19 under Losses for the past three fiscal years 1997-1999 section.

2     LIQUIDITY  AND  CAPITAL  RESOURCE
      ---------------------------------

(a)   ACCUMULATED  DEFICIT  AND  THE  COMPANY'S  ABILITY  TO OPERATE IN FUTURE

     The Company has experienced recurring net losses since inception and has an accumulated deficit of about $16 million at March 31, 1999. Travel, promotion and consulting expenses, professional fees, occupancy costs and other general expenses will be incurred, which in the absence of any income, will produce continuing net losses and an increase in accumulated deficit annually. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining additional financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations.

     The Company has and is pursuing aggressive costs cutting programs. Since fiscal 1997, office and general expenses declined by 35% in fiscal 1998 and a further 71% in fiscal 1999.

     During the fiscal 1999, the management agreed on a new business strategy and in March 1999 made investments towards the objective of generating operational income in the future. The management was also successful in securing equity financing to fund its operations and its investments in new projects. During the six months to September 30, 1999, the company received additional interest free funding of $212,898 under a consulting agreement with Snapper Inc. towards its operating costs. The said agreement was extended for another year up to September 30, 2000. The Company has no other borrowing.

     Management believes that the actions that are being taken and planned to revise the Company's operations provide for the opportunity for the Company to continue as a going concern.

Almost all the investments and operating costs had to be funded by equity financing. The Company's issued capital increased from about $2.3 million in the fiscal 1987 to $16 million in the fiscal 1999.

The dependence of equity financing was mainly due to the fact that the alternative debt financing was significantly expensive. Cheaper financing from bank or other financial institutions was hard to come due to unfavorable financial history of the Company.


(b)     CASH  AND  WORKING  CAPITAL

The Company had a net working capital surplus of $28.690 at March 31, 1999 compared to a deficit of $699,329 at March 31, 1998 and a deficit of $198,830 at March 31, 1997. However, as at September 30, 1999, the company had a net negative working capital of $207,200 which included advances from shareholders of $220,514 at September 30, 1999.

The fiscal 1997 and 1998 liabilities included advances from shareholders of $103,284 and $648,133 respectively. Of this amount, $505,000 was settled in fiscal 1999 by issuance of about 673,333 common shares at $0.75 per share.

During the fiscal year 1999, additional advances of $525,000 provided by three independent entities, as detailed below, were approved by the directors to be settled through issuance of 700,000 common shares at $0.75 per share. The annual general meeting of the shareholders held on November 15, 1999 approved the issuance of the shares as negotiated by the directors:

           Astrid  Willemsen                     270,000  shares
           Lincoln  Development  Corporation     230,000  shares
           Riviera  Investments                  200,000  shares

These parties are not related to each other or to any of the existing directors or to Snapper Inc., based on our inquires and representation received from Snapper Inc. and each of the above entities.

The net cash spent on operations during the fiscal 99 was $511,295 compared to $600,411 during the fiscal 98 and $768,681 during the fiscal 1997. Overall decline in general and administrative expenses through fiscal years 1997 to 1999 resulting in reduction in the operating cash requirement. The trend of reduced expenses continued during the next six months to September 30, 1999 during which the net cash spent on operations was down by about 6% to $239,570 or $479,000 on an annualized basis.

(c)     CAPITAL  EXPENDITURE

The Company spent $72,020 on new investments and capital assets during the fiscal 99 compared to $1,164 in the fiscal 98 and $64,551 in fiscal 1997.

1997  and  1998  capital  expenditure  comprised  office  equipment.

1999 expenditure included $20,921 towards computers, $ 41,664($27,500 US) invested in World Vacation Club.com and $9,435($7,000US) paid towards the development of Shellfn.com web site.

During the six months to September 30, 1999, the company spent a total of $17,543 consisting of $2,620 on computers and the balance $14,923 on acquisition of additional 100,000 shares in World Vacation Club.com - see (d) below. No capital expenditure was incurred during the same period in fiscal 1999.

(d)     INVESTMENT  IN  WORLD  VACATION  CLUB.COM  (WVC)

The investment in WVC constitutes about 25% of the total assets of the Company as at March 31, 1999 and 37% of the total assets of the company as at September 30, 1999.

In MAY 2000, this investment was sold to an unaffiliated purchaser at cost, as more fully explained in Part 1, item 1 under overview of the fiscal year ended March 31, 1999.

(e)     CAPITAL  REQUIREMENTS

The management has estimated the Company's operating cash requirement for the next eighteen months to be around $600,000, which includes budgeted expenses relating to IRCheck.com Web Site development, launch and maintenance.

The revenue stream that may be generated from the IRCheck.com web site after its launch cannot, at the present time, be reasonably estimated. The Company does not expect any significant revenue from this source within the next eighteen months.

The company sold its investment in WVC in MAY 2000 for $79,837. these funds will be used towards the promotion of IRCheck.com business

Meanwhile, the Company hopes to fund its working capital and investment requirements from convertible debts or equity investments from the existing shareholders and private placements. While, no firm commitment for further funds have been provided by the shareholders, the management believes that Snapper
Inc. will continue to secure investors/lenders for the Company given the new business strategy. This is evidenced by the fact that loans of $212,000 were secured by Snapper Inc. for the Company between April 1, 1999 and September 30, 1999. These funds were in addition to $525,000 secured during the fiscal 1999, as explained under section (b) Cash and working capital above.

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the existing shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of the company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or not available on acceptable terms, the Company will not be able to fund its future operations, promote its shellfn.com site as it desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability could have a material adverse effect on the Company's business, results of operations and financial condition.

(f)     YEAR  2000  COMPLIANCE

Many computer Systems identify dates using only the last two digits of the year. These systems are unable to distinguish between dates in the year 2000 and dates in the year 1900. That inability (referred to as the '1year 2000 issue"), if not addressed, could cause these systems to fail or provide incorrect information after December 31, 1999 or when using dates after December 31, 1999.

In March 1999, the directors of the Company asked the Chief Technology Officer to review the year 2000 issue in respect of the following three areas:

     1.   Review  the  equipment,   software  and  systems  inventories  at  the
          Company's office to ensure they are year 2000 compliant.

     2.   With   respect  to   external   contacts,   to   establish   a  formal
          communications process with its financial institutions, programming providers, vendors, service providers and other third party contacts to determine the extent to which such parties are addressing Year 2000 issues. In connection with the process, the Company sent approximately 20 questionnaires requesting information regarding the Year 2000 compliance status of these parties.

     3. With respect to the investments of the Company, to establish a formal communications process with the developer of Shellfn.com web site and World Vacation Club.com to determine the extent to which they are addressing Year 2000 issues.

As regards, the first matter, the Company switched from WINDOWS 3.1 operating system to the year 2000 compliant WINDOWS NT system in February 1999. The cost of this change is included in the capital expenditure for the fiscal 1999. the company uses Microsoft office and an accounting software both of which are year 2000 compliant.

As regards the other two matters, The Company has received responses from all such parties indicating that all are Year 2000 compliant or expect to be Year 2000 compliant on a timely basis.

Given the limited nature of the Company's current operations, no further action or expenditure is planned in connection with the year 2000 issue. The Company does not anticipate any significant financial loss or exposure in the matter.

3.     FACTORS  THAT  MAY  AFFECT  FUTURE  RESULTS
       -------------------------------------------

This report contains various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including financial, operating and other projections. These statements are based on current plans and expectations of the Company and involves risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward looking statements.

Important factors that could cause actual results to differ include, among others, risks associated with acquisitions, fluctuations in operating results because of acquisitions and variations in stock prices, changes in applicable government regulations and competition. As a result of these factors, the Company's revenue and income could vary significantly from quarter to quarter, and past financial performance should not be considered a reliable indicator of future performance.

ITEM 10     DIRECTORS  AND  OFFICERS  OF  THE  COMPANY
            ------------------------------------------

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

--------------------------------------------------------------------------------
Name  and  Position                         Commencement  of
With  the  Company                 age      Service
--------------------------------------------------------------------------------
Terence  Edward  Robinson          40       October  1,  1991
Chairman  and
Chief  Executive  Officer

John  David  Robinson              39       June  5,  1992
Director  and  President

Kam  Shah                          49       January  3,  1999
Director  and
Chief  Financial  Officer
--------------------------------------------------------------------------------

TERENCE ROBINSON is Chairman of the Board and Chief Executive Officer of the Company. Mr. Robinson is responsible for raising the required financing, reviewing investment opportunities and overall operating strategies for the Company. He has over 18 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start up and small cap companies.

During the last five years, Mr. Robinson acted as a CEO of Dealcheck.com Inc and an executive officer of Current Capital Corp., having its head office in Toronto. CCC provides venture capital financing to start up companies and investors' relations services to public companies.

Mr. Robinson was also an executive producer of a children's film , "Beethoven Lives Upstairs" which won him an Emmy Award in 1992.


JOHN ROBINSON is a director and president of the Company. Mr. Robinson is responsible for day to day operations of the Company and administration of its business plans. He has over fifteen years of experience as venture capitalist.

Mr. Robinson is a graduate of University of Toronto and Toronto French School. During the past five years, Mr. Robinson acted as a president of Dealcheck.com Inc. and as an executive officer of Current Capital Corp . John can fluently communicate in French, Italian and Russian apart from English.

Mr. Terence Robinson and Mr. John Robinson are related to each other as brothers.

KAM SHAH joined the Company as a Chief Financial Officer and was appointed to the Board on January 3, 1999. He worked with Pricewaterhouse Coopers LLP and Ernst & Young. He is a US Certified Public Accountant and a Canadian Chartered Accountant. He has over fifteen years of international experience in corporate financial analysis, mergers & acquisitions. Mr. Shah is responsible for the financial and statutory matters of the Company and will also assist the Chairman in reviewing investment opportunities and strategic planning.

Directors may be appointed at any time in accordance with the by-laws of the Company and then re-elected annually by the shareholders of the Company. Directors receive no compensation for serving as such, other than stock option and reimbursement of direct expenses. Officers are elected annually by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

The Company has not set aside or accrued any amount for retirement or similar benefits to the directors.

MANAGEMENT  TEAM

The  Company  's  current management team consists of the following individuals:

Mr.  Terence  Robinson  -  see  above  for  his  background

Mr.  John  Robinson  -  see  above  for  his  background

Mr.  Kam  Shah  -  see  above  for  his  background

MR. ED ALVES is the Chief Technology Officer and has over five years of experience in Network set up and systems configuration. He worked as an Information Technology Placement Consultant for two years specializing in small network, personal computing area. He also worked as Network administrator for a small family run business and began a consulting company working with small businesses setting up network and hardware, software configuration.

The Company presently has no permanent employees. It uses the services of consultants from time to time. No formal consulting contracts have been signed for such services.


ITEM  11     COMPENSATION  OF  DIRECTORS  AND  OFFICERS
             ------------------------------------------

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1.     GENERAL
       -------

The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiary for their services in their capacity as directors, other than options to purchase shares of the Company which may be granted to the Company's directors from time to time and the reimbursement of direct expenses.

The  Company  does  not  have  any  pension  plans

2.     DIRECTORS  AND  OFFICERS  OF  THE  COMPANY
       ------------------------------------------

During the fiscal year ended March 31, 1999, the aggregate cash remuneration paid or payable by the Company and its subsidiary to its directors and executive officers for services rendered was $36,390 and total expenses reimbursed were $36,144.

ITEM  12     OPTIONS  TO  PURCHASE  SECURITIES  FROM  COMPANY  OR  SUBSIDIARY
             ----------------------------------------------------------------

As at June 30, 1999, there were no outstanding options or warrants to purchase common shares of the Company.

ITEM  13     INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS
             ---------------------------------------------------

Management has no interest in any material transactions of the Company or its subsidiary during the last three fiscal years and the presently proposed transactions.

                                     PART II

ITEM  14     DESCRIPTION  OF  SECURITIES  TO  BE  REGISTERED
             -----------------------------------------------

Common  shares  without  par  value

Each common share entitles the holder to one vote. Joint holders are considered to be one holder for this purpose.

The holders of the common shares shall be entitled to receive dividend as and when approved and declared by the Board of Directors.

In the event of liquidation, the net proceeds after settling all the debts of the Company shall be distributed among the common shareholders on a pro-rata basis.

                                     PART IV

ITEM  17     FINANCIAL  STATEMENTS
             ---------------------

See "Item 19. Financial Statements and Exhibit" for a list of those financial statements of the Company which follows.

ITEM  18     FINANCIAL  STATEMENTS
             ---------------------

Inapplicable

ITEM 19   FINANCIAL  STATEMENTS  AND  EXHIBIT
          -----------------------------------

(a)       Financial Statements
          --------------------

1. Audited Consolidated financial statements of the Company for the years ended March 31, 1999 and 1998

          -    Auditors Report
          -    Consolidated Balance Sheet
          -    Consolidated Statement of Operations and Deficit
          -    Consolidated Statement of Cash Flows
          -    Notes to Consolidated Financial Statements


2. Unaudited Consolidated financial statements of the Company for six months ended September 30, 1999 and 1998

          -    Consolidated Balance Sheet
          -    Consolidated Statement of Operations and Deficit
          -    Consolidated Statement of Cash Flows


3. Audited Consolidated financial statements of the Company for the years ended March 31, 1998 and 1997

          -    Auditors Report
          -    Consolidated Balance Sheet
          -    Consolidated Statement of Operations and Deficit
          -    Consolidated Statement of Cash Flows
          -    Notes to Consolidated Financial Statements

(b)      Exhibits
         --------

1(i)     Summary of the history of name changes since inception of the Company

1(ii)    Certificate of Incorporation of Kamlo Gold Mines Limited

1(iii) Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc.

1(iv) Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc.

1(v)     Certificate of name change from NRT Industries Inc. to CUDA
         Consolidated Inc.

1(vi) Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp.

1(vii) Certificate of name change from Foodquest Corp. to Foodquest International Corp.

1(viii) Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc.

1(ix)    Articles of Incorporation of the Company

1(xi)    By-Laws of the Company

2(i)     Specimen Common Share certificate

3(ii)(a) A consulting agreement with Snapper Inc. dated April 1, 1997 together with a letter dated October 1, 1999 extending the term by another year

3(ii)(b) IRCheck.com web site development contract with React Digital Arts dated February 25, 2000


3(ii)(c) An agreement dated May 29, 2000 with Mr. Hannah regarding sale of WVC investment

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this (Revised) registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                       /s/  Terence Robinson
                                       -------------------------------
                                       (Dealcheck.com  Inc.)

                                       Terence  Robinson
                                       -----------------
                                       Chairman  &  CEO


DATE:  MAY  30,  2000

               DEALCHECK.COM  INC.

               (FORMERLY FOODQUEST INTERNATIONAL INC.)

               CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1999 AND 1998

DAREN,  MARTENFELD,  CARR,  TESTA  AND  COMPANY  LLP
CHARTERED  ACCOUNTANTS

                            20 Eglinton Avenue West     Telephone:  416-480-0160
                            Suite 2100                  Facsimile:  416-480-2646
                            Toronto,  Ontario
                            M4R  1K8



AUDITORS'  REPORT


To  the  Shareholders  of
DEALCHECK.COM  INC.


We have audited the consolidated balance sheet of DEALCHECK.COM INC. (FORMERLY FOODQUEST INTERNATIONAL INC.) as at MARCH 31, 1999 and the consolidated statement of operations and deficit and cash flow for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Dealcheck.com (Formerly Foodquest International Inc.) as of March 31, 1998, were audited by other auditors whose report dated August 7, 1998, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at MARCH 31, 1999 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in Canada which also conform in all material respects with accounting principles generally accepted in the United States.


DAREN,  MARTENFELD,  CARR,  TESTA  AND  COMPANY  LLP  (Signed)

DAREN,  MARTENFELD,  CARR,  TESTA  AND  COMPANY  LLP


June  2,  1999,  except  for  Note  17  which  is  dated  May  29,  2000


COMMENTS  BY  AUDITORS  FOR  U.S.  READERS  ON  CANADIAN U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the expression on a qualified opinion when the consolidated financial statements are affected by significant uncertainties and contingencies such as those referred to in Note 2 to these financial statements. The above opinion in our report to the shareholders dated June 2, 1999, except for Note 17 which is dated May 29, 2000 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the consolidated financial statements.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  CORP.)
CONSOLIDATED  BALANCE  SHEET
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998

===========================================================================
                                               NOTE      1999     1998
---------------------------------------------------------------------------
ASSETS

CURRENT
  Cash                                               $ 64,368   $     5,699
  Amounts receivable and prepaid expenses              62,612             -
----------------------------------------------------------------------------
                                                      126,980         5,699
INVESTMENT                                     4       64,914             -
SHELLFN.COM WEB SITE                           5        9,435             -
CAPITAL ASSETS                                 6       58,377        55,842
----------------------------------------------------------------------------
                                                    $ 259,706   $    61,541
============================================================================
LIABILITIES

CURRENT
  Accounts payable
   and accrued liabilities                           $ 67,423   $    56,895
  Note payable                                 7       23,250             -
  Advance from shareholder, non-interest
  bearing                                               7,617       648,133
----------------------------------------------------------------------------
                                                       98,290       705,028
----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (DEFICIENCY)
CAPITAL STOCK                                  8   16,109,063    14,826,564
DEFICIT                                           (15,947,647)  (15,470,051)
----------------------------------------------------------------------------
                                                      161,416      (643,487)
----------------------------------------------------------------------------
                                                   $  259,706   $     61,541
============================================================================

SEE  ACCOMPANYING  NOTES.

APPROVED  BY  THE  BOARD   Terence  Robinson  Director   Kam  Shah  Director
                           -----------------             ----------

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  CORP.)
CONSOLIDATED  STATEMENT  OF  OPERATIONS  AND  DEFICIT
(CANADIAN  DOLLARS)
FOR  THE  YEARS  ENDED  MARCH  31,  1999  AND  1998

=====================================================================
                                    NOTE         1999          1998
---------------------------------------------------------------------
EXPENSES
Travel, promotion and consulting          $    323,337     $ 311,955
Professional fees                               39,113        75,593
Rent                                            24,800        43,163
Telephone, internet and courier                 26,942        24,244
Transfer agents fees                            14,684        10,757
Shareholders information                        11,350         5,860
Amortization                                    18,386        16,300
Office and general                              18,948        65,163
---------------------------------------------------------------------

                                               477,596       553,035
---------------------------------------------------------------------
LOSS BEFORE UNDERNOTED ITEM                   (477,596)     (553,035)
WRITE OFF OF INVESTMENT             4(ii)            -        10,000
---------------------------------------------------------------------
NET LOSS FOR YEAR                             (477,596)     (563,035)
DEFICIT AT BEGINNING OF YEAR               (15,470,051)  (14,907,016)
---------------------------------------------------------------------
DEFICIT AT END OF YEAR                    $(15,947,647) $(15,470,051)
---------------------------------------------------------------------
NET LOSS PER SHARE                  9     $      (0.35) $      (0.51)
=====================================================================

SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  CORP.)
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(CANADIAN  DOLLARS)
FOR  THE  YEARS  ENDED  MARCH  31,  1999  AND  1998

======================================================================
                                                  1999        1998
----------------------------------------------------------------------
OPERATING  ACTIVITIES
Net loss                                       $ (487,031)  $(563,035)
Amortization                                       18,386      16,300
Write-off of investment                                 -      10,000
Amounts receivable and prepaid expenses           (62,615)     10,741
Accounts payable and accrued liabilities           10,530     (74,417)
----------------------------------------------------------------------
                                                 (520,730)   (600,411)
----------------------------------------------------------------------

INVESTING ACTIVITIES
Purchase of capital assets                        (20,921)     (1,164)
Investment in World Vacation Club.com             (41,664)          -
----------------------------------------------------------------------
                                                  (62,585)     (1,164)
----------------------------------------------------------------------

FINANCING ACTIVITIES
Advances from shareholder                         641,984     582,249
----------------------------------------------------------------------
INCREASE (DECREASE) IN CASH DURING YEAR            58,669     (19,326)
CASH AT BEGINNING OF YEAR                           5,699      25,025
----------------------------------------------------------------------

CASH AT END OF YEAR                              $ 64,368  $    5,699
----------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES

NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of debts to equity                  $1,282,500   $  37,400
Note issued on acquisition of investment           23,250           -
======================================================================

SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  INC.)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998
--------------------------------------------------------------------------------

1.   NATURE  OF  OPERATIONS

     Dealcheck.com Inc. ("the Company") is an internet marketing and development company, developing business strategies in wholly owned internet sites or concepts, or companies in which it has an investment interest.

     The Company changed its name from Foodquest International Corp. effective December 31, 1998.

2.   GOING  CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However the Company has experienced recurring net losses and has an accumulated deficit of about $16 million at March 31, 1999. Travel, promotion and consulting expenses, professional fees, occupancy costs and other general expenses will be incurred, which in the absence of any income, will produce continuing net losses and an increase in accumulated deficit annually. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining additional financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations.

     The Company has and is pursuing aggressive costs cutting programs. Since fiscal 1997, office and general expenses declined by 35% in fiscal 1998 and a further 71% in fiscal 1999.

     During fiscal 1999, the management agreed on a new business strategy and in March 1999 made investments towards the objective of generating operational income in the future.

     Management believes that the actions that are being taken and planned to revise the Company's operations provide for the opportunity for the Company to continue as a going concern.

3.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     BASIS  OF  PRESENTATION

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except for:

     Shellfn.com  Web  Site  Costs

     The costs of developing the commercial web site are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for year would be $487,031. Total assets would be $250,271 and deficit would be $15,957,082.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  INC.)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998
--------------------------------------------------------------------------------

3.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Cont'd.)

     BASIS  OF  CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Foodquest International Inc. All intercompany balances and transactions have been eliminated on consolidation.

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     INVESTMENT

     Investees which the Company does not control or have significant influence over are accounted for by the cost method of accounting which recognizes income only to the extent of dividends received.

     Investments with an other than temporary impairment in carrying value are written-down to fair value. In order to determine if there is an other than temporary impairment in carrying value the company compares the carrying value of the investment with the financial condition and expected income from the investment.

     CAPITAL  ASSETS

     Capital assets are carried at cost, less accumulated amortization, which is based on management's estimates of the assets' useful lives. Amortization is provided for on a straight line method at annual rate of 20% for furniture, computer equipment and other office equipment. Leasehold improvements are amortized over five years on a straight line basis.

     Amortization on the assets acquired during year is calculated at half the applicable rate. No amortization is charged on assets disposed of during year.

     FOREIGN  CURRENCY  TRANSLATION

     Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  INC.)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998
--------------------------------------------------------------------------------

4.   INVESTMENT

     On March 3, 1999, the Company subscribed for 150,000 common shares of World Vacation Club.com, a private Nevada corporation at a price of $0.15 US per share. The total subscription price of $22,500 US was satisfied with the payment of $7,500 US and the issuance of a $15,000 US promissory note (see
     Note 6).

     On March 19, 1999, the Company subscribed for an additional 200,000 common shares of World Vacation Club.com at a price of $0.10 US per share. The above investment results in the Company owing 8.75% of the outstanding voting common shares of World Vacation Club.com. As the Company holds an 8.75% interest in this private Nevada Corporation management has determined that the investment will be accounted for under the cost method of accounting.

     As at March 31, 1999 the carrying value approximates the fair value of this investment.

     The Company was granted an option until July 31, 1999 to purchase an additional 200,000 common shares at $0.10 US per share. No value has been ascribed to the options.

     ii)     YEAR  ENDED  MARCH  31,  1998

             The Company has been unable to realize its investment in a snack Food manufacturing plant. Accordingly this investment has been written off.

             During the 1997 fiscal year, the Company ceased financial support to the joint venture which was developing the snack food manufacturing plant due to significant uncertainty surrounding the viability of the operation.

5.   SHELLFN.COM  WEB  SITE

     The Company is developing a web site from which it intends to earn fees by facilitating the trading of public shell companies. The costs relating to the development of the web site have been deferred and will be amortized on a straight-line basis over the estimated economic life of the web site not exceeding three years. Amortization commences when the web site becomes commercially active. The development costs will be written off when it is determined that they are not recoverable or when the project is abandoned.

6.   CAPITAL  ASSETS
------------------------------------------------------
                                  ACCUMULATED     NET
                           COST   AMORTIZATION   1998
------------------------------------------------------

   Office furniture       $45,289    $21,116   $24,173
   Office equipment        49,199     18,945    30,254
   Leasehold improvements   7,900      3,950     3,950
------------------------------------------------------
                         $102,388    $44,011   $58,377
======================================================

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  INC.)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998

6.     CAPITAL  ASSETS  (Cont'd.)

------------------------------------------------------
                                  ACCUMULATED     NET
                           COST   AMORTIZATION   1998
------------------------------------------------------

Office furniture         $42,271    $12,360    $29,911
Office equipment          31,296     10,895     20,401
Leasehold improvements     7,900      2,370      5,530
------------------------------------------------------
                        $ 81,467    $25,625    $55,842
------------------------------------------------------


7.   NOTE  PAYABLE

     On March 3, 1999, the Company issued a promissory note for $15,000 US to World Vacation Club.com to satisfy the subscription amount owed (see Note
     4). The note principal together with interest at 6% per annum is due and payable July 31, 1999.

     The Note is secured by 150,000 common shares of World Vacation Club.com held by the Company.


8.   SHARE CAPITAL

     AUTHORIZED
       Unlimited  number of common shares

ISSUED                                  1999                       1998
----------------------------------------------------------------------------------
                                  COMMON                   Common
                                  SHARES      AMOUNT       Shares        Amount
----------------------------------------------------------------------------------
Beginning of year                1,122,615  $14,826,564   16,290,838   $14,789,164
On conversion of debt            1,010,000      757,500      548,393        37,400
Consolidation of capital stock
on a 15:1 basis (i)                      -            -  (15,716,616)           -
On conversion of debt (ii)         700,000      525,000            -            -
----------------------------------------------------------------------------------
                                 2,832,616  $16,109,064    1,122,615   $14,826,564
----------------------------------------------------------------------------------

     i) On October 29, 1998, a special resolution was passed to amend the Articles of Incorporation to give effect to a 15:1 common share consolidation. The consolidation took place on January 25, 1999. Under SAB.4(c) the reverse split is required to be retroactively applied to 1998. The result of applying the reverse split retroactively is that at March 31, 1998 the number of common shares is reduced by 15,716,616 leaving 1,122,615 issued and outstanding.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  INC.)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998
--------------------------------------------------------------------------------

8.   SHARE  CAPITAL  (Cont'd.)

     ii) On March 31, 1999, the Company converted $525,000 of shareholder advances into 700,000 post-consolidated common shares. The shares were issued subsequent to the end of the year. The issuance of the shares has been approved by directors.


9.   LOSS  PER  SHARE

     Loss  per  share  is   calculated  on  the  weighted   average   number  of
     post-consolidated common shares outstanding during the year, which was 1,435,949 shares for the year ended March 31, 1999 (1998 - 1,107,382).

10.  INCOME  TAXES

     Management estimates that the Company has carry forward tax losses of approximately $9,170,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

                        -----------------------
                        2000           $437,800
                        2001            697,800
                        2002          5,036,800
                        2003          1,271,200
                        2004            730,800
                        2005            536,000
                        2006            459,600
                        -----------------------
                                      9,170,000
                        -----------------------

11.  COMMITMENTS  AND  CONTINGENCIES

     The Company entered into a consulting agreement with a corporate shareholder on April 1, 1997. The agreement requires the shareholder to source new business opportunities and perform general public relations and financial consulting work for the Company. The consulting fee is US $10,000 per month payable in advance. The agreement expires on September 30, 1999 unless renewed in writing by both the parties.

     In addition, the shareholder is also entitled to a success fee equal to 10% of the new investment introduced into the Company. No such fee was charged during the year.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  INC.)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998
--------------------------------------------------------------------------------

12.  RELATED  PARTY  TRANSACTIONS

     A consulting fee was charged by a significant shareholder under an agreement dated April 1, 1997 (Note 11) of $227,972 (1998 - $168,000) of
     which $177,972 related to fiscal 1999 and the remaining amount represents a prepayment for fiscal 2000, accordingly the prepaid amount has been reflected as a current asset.

     During the year, the Company reimbursed $36,144 in expenses and paid $36,390 in consulting fees to directors.

13.  COMPARATIVE  FIGURES

     Certain figures presented for comparative purposes have been reclassified to conform to the current year's method of presentation.


14.  YEAR  2000  ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

15.  STATEMENT  OF  CASH  FLOW

     S.1540 of the CICA Handbook requires the statement of changes in financial position to be replaced with the statement of cash flow for fiscal years beginning after August 1, 1998. The Company has adopted this requirement in fiscal 1999 and thus has restated the prior year's calculation of cash flow.

     The application of this new requirement did not result in any change to the net cash flow of the Company in fiscal 1998.


16.  ACCOUNTING  PRONOUNCEMENTS

     i. In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company will be required to implement SOP 98-5 for its fiscal year ended March 31, 2000. The Company expects that the adoption of SOP 98-5 will have no material impact on its financial position, results of operations or cash flows.

DEALCHECK.COM  INC.
(FORMERLY  FOODQUEST  INTERNATIONAL  INC.)
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  1999  AND  1998
--------------------------------------------------------------------------------


16.  ACCOUNTING  PRONOUNCEMENTS  (Cont'd.)

     ii. In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. The Company will be required to implement SOP 98-1 for its fiscal year ended March 31, 2000. The Company expects that the adoption of SOP 98-1 will have no material impact on its financial position, results of operations or cash flows.

17.  POST  BALANCE  SHEET  EVENT

     The Company, on May 29, 2000, sold its 8.75% equity interest in World Vacation Club.com (Note 4) to an unaffiliated purchaser for the sum of $64,914.

             DEALCHECK.COM INC.

             CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

             (UNAUDITED)

DEALCHECK.COM  INC.
CONSOLIDATED  BALANCE  SHEET
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)

-------------------------------------------------------------------------------------
                                                NOTE          1999          1998
-------------------------------------------------------------------------------------
ASSETS

CURRENT
  Cash                                                     $     20,153   $   27,748
  Amounts receivable and prepaid expenses                        52,991            -
-------------------------------------------------------------------------------------
                                                                 73,114       27,748

INVESTMENT                                          4            79,837            -

SHELLFN. COM WEB SITE                               5             9,435            -

CAPITAL ASSETS                                      6            50,626       48,651
-------------------------------------------------------------------------------------
                                                           $    213,042   $   76,399
-------------------------------------------------------------------------------------

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                 $     36,550   $   42,848
  Note payable                                      7            23,250            -
  Advance from shareholder, non-interest
    bearing                                                     220,514      194,524
-------------------------------------------------------------------------------------
                                                                280,314      237,372
-------------------------------------------------------------------------------------

SHAREHOLDERS' DEFICIENCY
CAPITAL STOCK                                       8        16,109,063   15,531,564
DEFICIT                                                     (16,176,335) (15,692,537)
-------------------------------------------------------------------------------------
                                                                (67,272)    (160,973)
-------------------------------------------------------------------------------------
                                                           $    213,042   $   76,399
-------------------------------------------------------------------------------------

SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM  INC.
CONSOLIDATED  STATEMENT  OF  OPERATIONS  AND  DEFICIT
(CANADIAN  DOLLARS)
FOR  THE  SIX  MONTHS  ENDED  SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)

-------------------------------------------------------------------------------------
                                       NOTE               1999        1998
-------------------------------------------------------------------------------------
EXPENSES
  Travel, promotion and consulting                  $    134,799   $    146,599
  Professional fees                                       36,398         16,419
  Rent                                                    15,452         15,305
  Telephone, internet and courier                         14,444         24,244
  Transfer agents fees                                     3,122          1,072
  Shareholders information                                 6,176          3,265
  Amortization                                            10,370          7,191
  Office and general                                       7,926         19,641
                                                         228,688        222,486

NET LOSS FOR PERIOD                                     (228,688)      (222,486)

DEFICIT AT BEGINNING OF PERIOD                       (15,947,647)   (14,470,051)
-------------------------------------------------------------------------------------

DEFICIT AT END OF PERIOD                            $(16,176,335)  $(15,692,537)
-------------------------------------------------------------------------------------
NET LOSS PER SHARE                      9           $      (0.11)  $      (0.15)
-------------------------------------------------------------------------------------

SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM  INC.
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(CANADIAN  DOLLARS)
FOR  THE  SIX  MONTHS  ENDED  SEPTEMBER  30,  1999  AND  1998

---------------------------------------------------------------------
                                                 1999        1998
---------------------------------------------------------------------
OPERATING ACTIVITIES
    Net loss                                  $(228,688)   $(222,486)
    Amortization                                 10,370        7,191
    Amounts receivable and prepaid expenses       9,621
    Accounts payable and accrued liabilities    (30,873)     (14,047)
---------------------------------------------------------------------
                                               (239,570)    (229,342)
---------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchase of capital assets                     (2,620)
  Investment in World Vacation Club.com         (14,923)           -
---------------------------------------------------------------------
                                                (17,543)      (1,164)
---------------------------------------------------------------------
FINANCING ACTIVITIES
  Advances from shareholder                     212,898      251,391
---------------------------------------------------------------------
INCREASE (DECREASE) IN CASH DURING PERIOD       (44,215)      22,049
CASH AT BEGINNING OF PERIOD                      64,368        5,699
---------------------------------------------------------------------
CASH AT END OF PERIOD                         $  20,153   $   27,748
---------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES
NON-CASH INVESTING AND FINANCING ACTIVITIES
  Conversion of debts to equity                           $  704,999
---------------------------------------------------------------------

SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)
--------------------------------------------------------------------------------

1.   NATURE  OF  OPERATIONS

     Dealcheck.com Inc. ("the Company") is an internet marketing and development company, developing business strategies in wholly owned internet sites or concepts, or companies in which it has an investment interest.

     In the opinion of management, the accompanying unaudited financial statements contain all adjustments (all of which were normal recurring adjustments) necessary to present fairly the consolidated financial position of the Company at September 30, 1999 and 1998 and the results of its operations and its cash flows for the six months then ended. The results of operations for the six months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.


2.   GOING  CONCERN

     The Company has experienced recurring net losses since inception and has an accumulated deficit of about $16 million at September 30, 1999. Travel, promotion and consulting expenses, professional fees, occupancy costs and other general expenses will be incurred , which in the absence of any income, will produce continuing net losses and an increase in accumulated deficit annually. These matters raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining additional financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations.

     The Company has and is pursuing aggressive costs cutting programs. Since fiscal 1997, office and general expenses declined by 35% in fiscal 1998 , a further 71% in fiscal 1999 and a further 16% during the six months to September 30, 1999.

     During the fiscal 1999, the management agreed on a new business strategy and in March 1999 made investments towards the objective of generating operational income in the future. The management was also successful in securing equity financing to fund its operations and its investments in new projects. During the first six months of fiscal year 2000, the company received additional interest free funding of $212,000 under a consulting agreement with a shareholder (Note 11) towards its operating costs. The said agreement expired on September 30, 1999 and was renewed for another year. The Company has no other borrowing.

     Management believes that the actions that are being taken and planned to revise the Company's operations provide for the opportunity for the Company to continue as a going concern.

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)
--------------------------------------------------------------------------------

3.   SUMMARY  OF  SIGNFICANT  ACCOUNTING  POLICIES

     BASIS  OF  PRESENTATION

     These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and do not differ from accounting principles generally accepted in the United States (US GAAP) except for:

     Shellfn.com Web Site Costs

     Under the Canadian GAAP, development costs should be deferred and amortized over their estimated useful life if certain criteria are met. The cost should be expensed if one of the criteria is not met or the product or process is permanently abandoned

     Under the US GAAP, development costs are expensed.

     Accordingly, under the US GAAP, net loss for period would be $238,123, total assets would be $203,607 and deficit would be $16,185,770

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Foodquest International Inc. All intercompany balances and transactions have been eliminated on consolidation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     INVESTMENT

     Investments in which the Company does not exercise significant influence are accounted for by the cost method. Income is recognized only to the extent of dividend received.

     Investments with an other than temporary impairment in carrying value are written down to their estimated realizable value. In order to determine if there is an other than temporary impairment in carrying value, the company compares the carrying value of the investment with the financial condition and expected income from the investment

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)
--------------------------------------------------------------------------------

3.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (Cont'd.)

     CAPITAL  ASSETS

     Capital assets are carried at cost, less accumulated amortization, which is based on management's estimates of the assets' useful lives. Amortization is provided for on a straight line method at annual rate of 20% for furniture, computer equipment and other office equipment. Leasehold improvements are amortized over five years on a straight line basis.

     Amortization on the assets acquired during year is calculated at half the applicable rate. No amortization is charged on assets disposed of during year.

     FOREIGN CURRENCY TRANSLATION

     Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.

4.   INVESTMENT

     The following investment has been recognized at cost


     WORLD  VACATION  CLUB.COM  (WVC)

                                                    Common          %   Cost
                                                    Shares  Ownership
     At beginning of period                          350,000   8.75%  64,914
     Exercise of options for 100,000 common shares   100,000    2.5%  14,923
            at US$0.10 per share
     -----------------------------------------------------------------------
       At end of period                             $450,000  11.25%  79,837
     =======================================================================

     WVC is a private corporation and its securities are not traded on the open market. Since the company held under 20% of nonmarketable voting stock of WVC, the investment is accounted for at cost. The management has concluded that there has been no permanent impairment in the carrying value of this investment

     The above investment was subsequently sold at cost - see Note 16.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)
--------------------------------------------------------------------------------

5.   SHELLFN.COM  WEB  SITE

     The Company is developing a web site from which it intends to earn fees by facilitating the trading of public shell companies. The costs relating to the development of the web site have been deferred and will be amortized on a straight-line basis over the estimated useful economic life of the web site not exceeding three years. Amortization commences when the web site becomes commercially active. The development costs will be written off when it is determined that they are not recoverable or when the project is abandoned.

6.   CAPITAL  ASSETS

     ===========================================================================
                                         ACCUMULATED   NET
                              COST      AMORTIZATION  1999
     Office furniture        $    45,289  $21,116     $24,173
     Office equipment             49,199   18,945      30,254
     Leasehold improvements        7,900    3,950       3,950
     ---------------------------------------------------------------------------
                             $   102,388  $44,011     $58,377
     ===========================================================================


     ===========================================================================
                                          ACCUMULATED     NET
                                COST      AMORTIZATION    1998
     Office furniture        $    42,271  $12,360      $29,911
     Office equipment             31,296   10,895       20,401
     Leasehold improvements        7,900    2,370        5,530
     ---------------------------------------------------------------------------
                             $    81,467  $25,625      $55,842
     ===========================================================================

7.   NOTE  PAYABLE

     On March 3, 1999, the Company issued a promissory note for $15,000 US to World Vacation Club.com to satisfy the subscription amount owed (see Note
     4). The note principal together with interest at 6% per annum was due and payable July 31, 1999, this period has now been extended to December 31, 1999.

     The Note is secured by 150,000 common shares of World Vacation Club.com held by the Company.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)
===============================================================================

8.   SHARE  CAPITAL

     AUTHORIZED
       Unlimited number of common shares

       ISSUED
       =========================================================================
                                1999                    1998
       -------------------------------------------------------------------------
                         COMMON                   Common
                         SHARES       AMOUNT      Shares     Amount
       -------------------------------------------------------------------------
  Beginning of period    2,832,615  $16,109,063  1,122,615  $14,826,564
  On conversion of debt                            940,000      705,000
--------------------------------------------------------------------------------
                         2,832,615  $16,109,063  2,062,615  $15,531,564
--------------------------------------------------------------------------------

     On October 29, 1998, a special resolution was passed to amend the Articles of Incorporation to give effect to a 15:1 common share consolidation. The consolidation took place on January 25, 1999. Under SAB.4(c) the reverse split is required to be retroactively applied to 1998. The result of applying the reverse split retroactively is that at March 31, 1998 the number of common shares is reduced by 15,716,616 leaving 1,122,615 issued and outstanding.

9.   LOSS  PER  SHARE

     Loss per share is calculated on the weighted average number of common shares outstanding during the period, which was 2,832,616 shares for the six months ended March 31, 1999 (1998 - 1,,817,048).

10.  INCOME  TAXES

     Management estimates that the Company has carry forward tax losses of approximately $9,170,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

              -----------------------
              2000      $     437,800
              2001            697,800
              2002          5,036,800
              2003          1,271,200
              2004            730,800
              2005            536,000
              2006            459,600
              -----------------------
                            9,170,000
              -----------------------

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)
--------------------------------------------------------------------------------

11.  COMMITMENTS  AND  CONTINGENCIES

     The Company entered into a consulting agreement with a corporate shareholder on April 1, 1997. The agreement requires the shareholder to source new business opportunities and perform general public relations and financial consulting work for the Company. The consulting fee is US $10,000 per month payable in advance. The agreement expired on September 30, 1999 and has subsequently been renewed for another year

     In addition, the shareholder is also entitled to a success fee equal to 10% of the new investment introduced into the Company. No such fee was charged during the period.


12.  RELATED  PARTY  TRANSACTIONS

     A consulting fee was charged by a significant shareholder under an agreement dated April 1, 1997 (Note 11) of $88,764 (1998 - $88,986)

     During the period, the Company reimbursed $6,055 in expenses and paid $22,021 in consulting fees to directors.

13.  YEAR  2000  ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

14.  STATEMENT  OF  CASH  FLOW

     S.1540 of the CICA Handbook requires the statement of changes in financial position to be replaced with the statement of cash flow for fiscal years beginning after August 1, 1998. The Company has adopted this requirement in fiscal 1999 and thus has restated the prior period's calculation of cash flow.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
SEPTEMBER  30,  1999  AND  1998
(UNAUDITED)
--------------------------------------------------------------------------------

15.  ACCOUNTING  PRONOUNCEMENTS

     i. In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. SOP 98-5 became applicable to the Company for its fiscal year ending March 31, 2000. The adoption of SOP 98-5 had no material impact on its financial position, results of operations or cash flows for the six months ended September 30, 1999.

     ii. In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires that entities capitalize certain costs related to internal-use software once certain criteria have been met. SOP 98-1 became applicable to the Company for its fiscal year ending March 31, 2000. The adoption of SOP 98-1 had no material impact on its financial position, results of operations or cash flows for the six months ended September 30, 1999.


16        POST BALANCE SHEET EVENT:

          The Company, on May 29, 2000, sold its 11.25% equity interest in World Vacation lub.com to an unaffiliated purchaser for the sum of $79,837

                          FOODQUEST INTERNATIONAL CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1998 AND 1997




--------------------------------------------------------------------------------
                                          THOMAS N. WRIGHT, CHARTERED ACCOUNTANT
--------------------------------------------------------------------------------

                          FOODQUEST INTERNATIONAL CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             MARCH 31, 1998 AND 1997



INDEX                                                              PAGE

Auditor's Report                                                        1

Consolidated Balance sheet                                          2 - 3

Consolidated Statement of Operations and Deficit                        4

Schedules to the Consolidated Statement of Operations and Deficit       5

Consolidated Statement of Changes in Financial Position                 6

Notes to the Consolidated Financial Statements                     7 - 12

--------------------------------------------------------------------------------
THOMAS  N.  WRIGHT,  CHARTERED  ACCOUNTANT
--------------------------------------------------------------------------------

2005 Sheppard Avenue East, Suite 503               Telephone:     (416) 496-1234
North York, Ontario, Canada M2J 5B4                      Fax:     (416) 496-0125


                                                                         Page  1


                                AUDITOR'S REPORT


To  the  Shareholders  of
FOODQUEST  INTERNATIONAL  CORP.

I have audited the consolidated balance sheets of Foodquest International Corp. as at March 31, 1998 and 1997 and the consolidated statements of operations and deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years then ended in accordance with accounting principles generally accepted in Canada.


                                   THOMAS  N.  WRIGHT

                                   SIGNED  BY  "THOMAS  N.  WRIGHT"


                                   CHARTERED  ACCOUNTANT

NORTH  YORK,  Canada
August  7,  1998



COMMENTS  BY  AUDITOR  FOR  U.S.  READERS
ON  CANADA-U.S.  REPORTING  DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. My report to the shareholders dated August 7, 1998 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the financial statements.


                                   THOMAS  N.  WRIGHT

                                   SIGNED  BY  "THOMAS  N.  WRIGHT"


                                   CHARTERED  ACCOUNTANT
NORTH  YORK,  Canada
August  7,  1998

FOODQUEST  INTERNATIONAL  CORP.                                           Page 2
CONSOLIDATED  BALANCE  SHEET
AS  AT  MARCH  31
================================================================================
                                                                   1998     1997
                                                                    $        $
================================================================================
                                   ASSETS
CURRENT
   Cash                                                         5,699     25,025
   Prepaid expenses                                                 -     10,741
                                                            ----------  --------
                                                                5,699     35,766

INVESTMENT IN snack food manufacturing (Note 3)                     -     10,000

OFFICE  EQUIPMENT,  at  cost  less  accumulated
     amortization  of  $25,625  (1997  -  $9,325)              55,842     70,978

                                                               61,541    116,744
                                                            ==========  ========




APPROVED  ON  BEHALF  OF  THE  BOARD:

JOHN  ROBINSON,  Director
--------------

TERENCE  ROBINSON,  Director
-----------------

FOODQUEST  INTERNATIONAL  CORP.                                          Page  3
CONSOLIDATED  BALANCE  SHEET
AS  AT  MARCH  31
================================================================================
                                                                1998     1997
                                                                  $       $
================================================================================
                                   LIABILITIES

CURRENT
     Accounts payable and accrued liabilities                56,895     131,312
     Advances from shareholders, officers and directors,
     non-interest  bearing  and  unsecured  (Note  10)      648,133     103,284
                                                          ----------  ----------
                                                            705,028     234,596
                                                          ----------  ----------

                            CAPITAL STOCK AND DEFICIT

     CAPITAL STOCK (Note 4)                              14,826,564  14,789,164

     (DEFICIT)                                          (15,470,051)(14,907,016)
                                                         -----------  ----------
                                                            (643,487)  (117,852)
                                                         -----------  ----------
                                                              61,541    116,744
                                                         ===========  ==========

FOODQUEST  INTERNATIONAL  CORP.                                           Page 4
CONSOLIDATED  STATEMENT  OF  OPERATIONS  AND  DEFICIT
FOR  THE  YEARS  ENDED  MARCH  31
================================================================================
                                                           1998          1997
                                                             $             $
================================================================================
GENERAL  AND  ADMINISTRATIVE  EXPENSES
  (Schedule)                                              553,035       626,488
                                                      ------------  ------------

Loss on continuing operations                             553,035       626,488

DISCONTINUED  OPERATIONS
  Write down of investments in snack foods                 10,000       190,959
                                                      ------------  ------------
NET (LOSS) for the year                                  (563,035)     (817,447)

(Deficit), beginning of year                          (14,907,016)  (14,089,569)
                                                      ------------  ------------

(Deficit), end of year                                (15,470,051)  (14,907,016)
                                                      ============  ============

FOODQUEST  INTERNATIONAL  CORP.                                           Page 5
SCHEDULE  TO  CONSOLIDATED  STATEMENT  OF  OPERATIONS  AND  DEFICIT
FOR  THE  YEARS  ENDED  MARCH  31
================================================================================
                                                               1998        1997
                                                                 $          $
================================================================================
GENERAL  AND  ADMINISTRATIVE  EXPENSES
  Travel, promotion and public relations                      311,955    301,461
  Professional fees                                            75,593     76,151
  Office and general                                           43,619     50,259
  Rent                                                         43,163     74,572
  Telephone, telex, courier                                    24,244     42,533
  Management fees and office staff                             21,544     50,162
  Transfer agent fees                                          10,757      7,314
  Shareholders information                                      5,860     16,286
  Amortization of office equipment                             16,300      7,750
                                                             ---------  --------
                                                              553,035    626,488
                                                             =========  ========

FOODQUEST  INTERNATIONAL  CORP.                                          Page  6
CONSOLIDATED  STATEMENT  OF  CHANGES  IN  FINANCIAL  POSITION
FOR  THE  YEARS  ENDED  MARCH  31
================================================================================
                                                               1998        1997
                                                                 $          $
================================================================================
CASH  WAS  PROVIDED  BY  (USED  IN):
OPERATING  ACTIVITIES
Net (loss) for the year                                     (563,035)  (817,447)
  Charges  to  income  not  involving  cash:
    Amortization of goodwill and capital assets               16,300      7,750
    Write downs                                               10,000     96,593
(Increase) decrease in current assets                         10,741     (3,452)
Increase (decrease) in accounts payable                      (74,417)   (52,125)
                                                            ---------  ---------
Cash (used in) operations                                   (600,411)  (768,681)
                                                            =========  =========

FINANCING  ACTIVITIES
  Issuance of common shares                                   37,400    748,474
  Advances from shareholders and related parties             544,849    103,284
                                                            ---------  ---------
                                                             582,249    851,758
                                                            ---------  ---------
INVESTING  ACTIVITIES
  Purchase of capital assets                                  (1,164)   (64,551)
                                                            ---------  ---------
Increase (decrease) in cash                                  (19,326)    18,526

Cash, beginning of year                                       25,025      6,499
                                                            ---------  ---------
Cash, end of year                                              5,699     25,025
                                                            =========  =========

FOODQUEST  INTERNATIONAL  CORP.                                          Page  7
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
MARCH  31,  1998
================================================================================

1.   ONGOING  OPERATIONS

     As shown in the accompanying financial statements, the company incurred a loss of $563,035 and its current liabilities exceed current assets by $699,329. These factors and the company's lack of a source of commercial income create uncertainty about the company's ability to continue as a going concern. The company's ability to continue operations as a going concern and to realize its assets and to discharge its liabilities is dependent upon obtaining additional financing sufficient for continued operations as well as the achievement and maintenance of a level of profitable operations. These consolidated financial statements have been prepared on the basis that the company will receive additional financing and will be able to achieve and maintain profitable operations. However, there is no assurance that these conditions will be achieved.

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     The accounting policies of the company are in accordance with generally accepted accounting principles in Canada and their basis of application is consistent with that of the previous year. Outlined below are those policies considered particularly significant.

     Long-term  Investments:
         Investments in companies and joint ventures in which the company has significant influence are accounted for by the equity method, by which the original cost of the shares is adjusted for the company's share of earnings or losses less dividends since significant influence was acquired. Portfolio investments are carried at cost. All long-term investments are written down to their estimated inherent worth when there is evidence of a permanent decline below their carried value.

     Principles  of  Consolidation:
         The consolidated balance sheet includes the accounts of the company's wholly owned subsidiary, Foodquest Inc. All material intercompany transactions and balances have been eliminated.

     Capital  Assets  and  Amortization:
         Office equipment is recorded at cost. Amortization is calculated over 5 years on the straight-line method.

     Use  of  Estimates:
         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

                                                                   Continued...

FOODQUEST  INTERNATIONAL  CORP.                                         Page  8
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
MARCH  31,  1998
================================================================================

3.   INVESTMENT  IN  SNACK  FOOD  MANUFACTURING

     The company has been unable to realize any recovery on its investment in snack food manufacturing. Accordingly this investment has been written off.

     During the 1997 fiscal year, the company ceased financial support to the joint venture which was developing a snack food manufacturing plant, due to significant uncertainty surrounding the viability of the operation. The investment was then written down to estimated salvage value.

4.   CAPITAL  STOCK

     The  share  structure  of  the  company  is  as  follows:

     (a)     Authorized
                 An  unlimited  number  of  common  shares

     (b)     Issued
                 16,839,231  Common  shares

     (c) The changes in capital stock in the years ended March 31, 1998 and March 31, 1997 are as follows:

                                                       Shares           Amount
                                                       ------           ------
                                                          #               $
             Balance, March 31, 1996                  10,922,695     14,040,690
             Shares issued on exercise of options      2,065,000        253,000
             Shares issued on exercise of warrants     2,975,500        446,324
             Shares issued on debt cancellation          327,643         49,150
                                                      ----------  -------------

             Balance, March 31, 1997                  16,290,838     14,789,164

             Shares issued on debt cancellation          548,393         37,400
                                                      ----------  -------------

             Balance, March 31, 1998                  16,839,231     14,826,564
                                                     ===========  =============

                                                                   Continued...

FOODQUEST  INTERNATIONAL  CORP.                                          Page  9
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
MARCH  31,  1998
================================================================================

4.   CAPITAL  STOCK  (Continued)

     (d)     Share  Purchase  Warrants
             As at March 31, 1998, there were no warrants outstanding; (1997 - 132,836 at $0.25, expiring February 13, 1998)

     (e)     Share  Purchase  Options
             As at March 31, 1998, there were no share options outstanding; (1997 - 315,482 at $0.35, expiring February 13, 1998)

     (f)     Net  Loss  Per  Common  Share
                                                  1998              1997
                                           -----------------  ------------------
                                              $    Per Share  $        Per Share
                                           -----------------  ------------------
     (Loss) from continuing operations     (553,035)  (0.04)  (626,488)  (0.05)
     (Loss) from discontinued operations    (10,000)      -   (190,959)  (0.01)
                                          ---------  -------  ---------  ------
     (Loss) for the year                   (563,035)  (0.04)  (817,447)  (0.06)
                                          =========  =======  =========  ======

       Weighted average number of shares       16,670,630         11,684,116
                                               ==========         ==========

Per share amounts are calculated using the weighted average number of shares outstanding. The existence of warrants and options (Notes 4(d) and (e)) issued by the company affect the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been presented. Under U.S.GAAP, there is no material difference in the weighted average number of common shares used to calculate the loss per share amounts.

5.   COMMITMENTS

     (a) The company entered into a consulting agreement with a shareholder. The agreement terminates September 30, 1999, unless mutually agreed by the parties. Under the terms of the agreement, the contractor is to be paid $10,000 monthly in United States currency. In addition, the contractor is to be paid a fee for the successful introduction of investors or investment opportunities to the company.

     (b) The company has a consulting agreement with a corporation controlled by a significant shareholder and director. The agreement commenced April 1, 1996 and has an indefinite term, cancellable by either party on sixty days' notice. Under the terms of the agreement, the company pays $5,000 per month for public relations and administrative costs.

                                                                    Continued...

FOODQUEST  INTERNATIONAL  CORP.                                         Page  10
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
MARCH  31,  1998
================================================================================

5.   COMMITMENTS (Continued)

     (c) The company has consulting agreements with two corporations controlled by the company's officers and directors. These contracts are renewable annually and call for payments of $6,000 per month each. Payments under these contracts were waived by the contractors for the 1998 fiscal year.

6.   RELATED  PARTY  TRANSACTIONS

     Related parties are directors, officers and significant shareholders of the company.

     (a) Consulting fees of approximately $168,000 were paid to a company which held 8% of the company's shares at March 31, 1998. These payments were made under the agreement referenced in Note 5(b).

     (b)  Management fees of $13,000 were paid to the president.

     (c) Occupancy costs and marketing fees of $12,500 were paid to a corporation in which a shareholder has an interest. In addition, that corporation was reimbursed $15,000 for travel costs. These payments were made under the agreement referenced in Note 5(c).

     These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.   LOSS  CARRY-FORWARDS

     The company and its subsidiary have loss carry-forwards for income tax purposes in the approximate amount of $7,890,000, which expire as follows:

                          1999     $   200,000
                          2000         440,000
                          2001         450,000
                          2002       4,300,000
                          2003       1,200,000
                          2004         700,000
                          2005         600,000
                                    ----------
                                    $7,890,000
                                    ==========

                                                                Continued . . .

FOODQUEST  INTERNATIONAL  CORP.                                         Page  11
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
MARCH  31,  1998
================================================================================

8.   CONTINGENCIES

     The company is defending a number of lawsuits in the aggregate amount of approximately $40,000, of which $25,000 has been accrued in the accounts. Management believes that these claims will be settled without further significant cost to the company.

9.   FINANCIAL  INSTRUMENTS

     The carrying value of cash and cash equivalents, accounts payable and advances from related parties reflected in the balance sheets approximate their respective fair values due to the short-term maturities of these financial instruments.

10.  DIFFERENCES  FROM  UNITED  STATES  ACCOUNTING  PRINCIPLES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and do not materially differ from accounting principles generally accepted in the United States (U.S.GAAP) except for:

     INCOME TAXES
     In February 1992, the U.S. Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109'). SFAS 109 requires that deferred tax balances be based on current tax rates. In addition, SFAS 109 requires that deferred tax assets be recorded when, in the opinion of management, it is more than likely (than not) that losses will be recovered in future years through profits. Management is of the opinion that this corporation has no history of profits and, therefore, management cannot determine whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

     SHARE PURCHASES OPTIONS
     The company applies APB Opinion 25 in accounting for common share options granted to officers. For the fiscal year ended March 31, 1997, the exercise price of all stock options was equal to or greater than the market price on the date of grant and the compensation cost under U.S.GAAP would be $Nil.

                                                                 Continued . . .

FOODQUEST  INTERNATIONAL  CORP.                                         Page  12
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
MARCH  31,  1998
================================================================================

10.  DIFFERENCES  FROM  UNITED  STATES  ACCOUNTING  PRINCIPLES  (Continued)

     STATEMENT OF CHANGES IN FINANCIAL POSITION
     The U.S. Financial Accounting Standards Board (FASB) issued its Statement of Financial Accounting Standards No. 95 (SFAS No. 95) effective for years ending after July 15, 1988. SFAS No. 95, which is entitled "Statement of Cash Flows", established standards for cash flow reporting with its primary purpose being to provide information about the cash receipts and cash payments of an entity during the period. Canadian Generally Accepted
     Accounting Principles (GAAP) dealing with the statement of changes in financial position is based on a broad concept embracing all changes in financial position.

     As a result under U.S.GAAP, the issuance of common shares for debt cancellation would not be shown as a financing activity and the related debt cancellation would not be shown as an operating activity.

     Under United States GAAP, subtotals for operating and investing activities would be as follows:

                                                     1998        1997
                                                     ----        ----
                                                       $           $
       Cash  was  provided  by  used  in:
           Operating activities                    (563,011)   (719,531)
           Financing activities                     544,849     802,608

11.  SUBSEQUENT  EVENTS

     At March 31, 1998, the company owed $505,000 to a particular shareholder. Subsequent to the year end, the company issued 10,100,000 common shares in satisfaction of this debt.

     A further 4,000,000 shares were issued to the same shareholder in satisfaction of loans totalling $200,000 received by the company after the year end.