Form 20-F
period 2000-03-31
DEALCHECK COM INC
filed 2000-09-29
CIK 1095435

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F


(MARK  ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                        OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       FOR  THE  FISCAL  YEAR  ENDED  MARCH  31,  2000

                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For  the  transition  period  from  ______________  to  _______________

       Commission  file  number:  0-30314


Dealcheck.com  Inc.
-------------------------------------------------------------------
     (Exact  name  of  Registrant  as  specified  in  its  charter)


Inapplicable
-------------------------------------------------------------------
     (Translation  of  Registrant's  name  into  English)


Province  of  Ontario,  Canada
-------------------------------------------------------------------
     (Jurisdiction  of  incorporation  or  organization)


65 Queen Street West, Suite 1905, Toronto, Ontario M5H 2M5, Canada
-------------------------------------------------------------------
     (Address  of  principal  executive  offices)


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

                                  Inapplicable
--------------------------------------------------------------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

                         Common shares without par value
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report

4,049,316  Common  shares  without  par  value  as  at  March  31,  2000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
                                        Yes       No   X
                                            ---       ---

Indicate by check mark which financial statement item the registrant has elected to follow

                                        Item 17: X       Item  18
                                                ---            ---


                       TABLE OF CONTENTS

PART  I                                                    PAGE
-------                                                    ----
NO.
---
Item 1      Description of Business                          1

ITEM 2      DESCRIPTION OF PROPERTY                          7

ITEM 3      LEGAL PROCEEDINGS                                7

ITEM 4      CONTROL OF COMPANY                               7

ITEM 5      NATURE OF TRADING MARKET                         8

ITEM 6      EXCHANGE CONTROLS AND OTHER LIMITATIONS         10
            AFFECTING SECURITY HOLDERS

ITEM 7      TAXATION                                        11

ITEM 8      SELECTED FINANCIAL DATA                         13
                  Statement of Operations Data
                  Balance Sheet data
                  Exchange Rates

ITEM 9      MANAGEMENT'S DISCUSSION AND ANALYSIS OF         16
            FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
                 Results of Operations
                 Liquidity and Capital Resources

ITEM 10     DIRECTORS AND OFFICERS OF THE COMPANY           24

ITEM 11     COMPENSATION OF DIRECTORS AND OFFICERS          26

ITEM 12     OPTIONS TO PURCHASE SECURITIES FROM             27
            COMPANY OR SUBSIDIARY
ITEM 13     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS  27

PART II
-------

ITEM 14     DESCRIPTION OF SECURITIES TO BE REGISTERED      27

PART IV
-------
ITEM 17     FINANCIAL STATEMENTS                            27
-------
ITEM 18     FINANCIAL STATEMENTS                            28
ITEM 19     FINANCIAL STATEMENTS AND EXHIBITS               28

            (a)       Index to Financial Statements
            (b)       Exhibits

SIGNATURE                                                   30

PART  1

ITEM  1  -  DESCRIPTION  OF  BUSINESS
-------------------------------------

COMPANY  HISTORY  AND  OVERVIEW
-------------------------------

Dealcheck.com Inc. ("the Company') was incorporated under the Business Corporation Act (Ontario) in 1973 and is based in Toronto, Ontario, Canada.

The Company went through seven name changes and four major changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000. The significant changes, briefly, were as follows:

     a. The Company was incorporated under the name "Kamlo Gold Mines Limited and remained an inactive shell from the date of incorporation to 1985.

     b. Between 1986 and 1982, the Company was involved in the development of a new technology for the marine propulsion business. During this period, the Company went through three name changes.

     c. Between 1993 and 1996, the Company was involved in the distribution and manufacture of a snack food. During this period, the Company went through two more name changes.


The Company remained an inactive shell since the closure of snack food business in November 1996 until December 1998 when it changed its name to the current name and agreed on a new business strategy.

The Company had no sales since April 1, 1996 and incurred significant losses since inception. Accumulated deficit at March 31, 2000 was $17.3 million.

The Company's operating cash requirement for the past three years was funded by amongst others, certain shareholders one of whom has a consulting contract with the Company.

FISCAL  1999  AND  THE  NEW  BUSINESS  STRATEGY
-----------------------------------------------

A new business strategy evolved in December 1998 after considerable deliberation among the directors and management and comments from the lenders/investors.

The  new  strategy  includes internal development and operations of wholly owned
Internet business concepts as well as investing in new and emerging Internet companies that have demonstrated synergies with the Company's core business. The Company's strategy also envisions and promotes opportunities for synergistic business relationships among the companies within its portfolio.

For the remainder of the fiscal year 1999, the management began evaluating business proposals and eventually in March 1999 made an investment of $64,914 in the equity capital of World Vacation Club.com., a Nevada incorporated private Company seeking to develop online vacation properties rental/management services. As explained later, this investment was disposed off at cost in May 2000.

OVERVIEW  OF  THE  FISCAL  YEAR  ENDED  MARCH  31,  2000
--------------------------------------------------------

The management continued to pursue the new business strategy developed in December 1998.

BUSINESS  INVESTMENTS

The Company successfully completed a private placement and raised about $3.2 millions. Net proceeds from the private placement were initially placed in money market account with Bank of Montreal, one of the major Canadian commercial banks.

The  Company's  overall  business  activities  were  three-fold

-    The  Company  invested  funds  in  short  term  investments  in  marketable securities of new or emerging public companies, in non-marketable securities of private companies and in convertible debenture of a private company. All these companies were primarily engaged in development of Internet related businesses. Investments in marketable securities were made through three major brokerage firms with whom the Company opened accounts for this purpose. These investments were intended to be for a short period of under six months, until identification of and investment into long term business opportunities. Market value of these investments at March 31, 2000 was approx. $1.2 million.

- The Company acquired a new Internet business concept, EduVu.com and internally developed another one, IRCheck.com. The Company also spent on developing its own comprehensive web site. Both the business concepts envisage creation of information portals for users in a specific industry group. EduVu.com aims at creating an educational portal serving students, teachers and parents on a global basis. While IRCheck.com aims at building web site which will provide details on Investors Relations firms for the small to medium size public companies seeking to outsource their investor relation matters. The revenue opportunities in these businesses will comprise subscription fees chargeable to the owners of the contents included in the portal (IRCheck.com - IR firms) and user fees to the visitors to the portal requiring customized information beyond the basic free information. Other sources of revenue will include sponsorship, product packaging and sale of proprietary database. The Company spent a total of $165,370 up to March 31, 2000 on these projects, broken down by project as follows:

            Shellfn.com               $  77,584
            IRCheck.com               $  10,000
            EduVu.com                 $  33,500
            Dealcheck.com             $  44,286

- The Company made equity investments in three different new and emerging Internet businesses whose business strategy shows synergy with the Company's core business. Net amount invested in these businesses at March 31, 2000 was $782,687.

Full details of these investments and related business activities are provided under "Management's Discussion and Analysis of Financial Conditions and Results of Operations " section of this Report.

During the fiscal year the company provided certain accounting and administrative services to one of the investees for which the Company charged a fee of $10,000. The arrangement with this investee expired on March 31, 2000 and no further services are expected to be provided to the said investee.

PRIVATE  PLACEMENTS

The Company initiated a private placement in December 1999 involving issuance of 885,000 Company units, each unit priced at $2.80 US and comprised of one Company common share and one share purchase warrant, each such warrant being exercisable to purchase one further Company common share at the price of $3.50 US within 12 months.

All units were fully subscribed and paid for before the fiscal year end. Expenses of issue, comprising arrangement fee, of $359,161 were charged to the gross proceeds of $3,610,821. These units were acquired by ten arms-length entities.

816,700 common shares and related warrants were issued up to March 31, 2000. No warrant was exercised during the year. The issuance of the remaining 68,300 common shares has been withheld at the request of the investees.

Funds received under this private placement were not subject to any specific spending restrictions.

RISKS  RELATING  TO  INTERNET  INDUSTRY
---------------------------------------

Concerns regarding security of transactions and transmitting confidential Information over the Internet may have an adverse impact on the Company's proposed business and on the businesses of the entities in which the Company holds equity or non equity interest.

 The management believes that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. If the Company or its investees entities that will depend on such transactions do not add sufficient security features to the future product releases, the products and services may not gain market acceptance or there may be additional legal exposure.

The infrastructure, i.e. E-Mail server, of the Company and its investees entities is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents the security measures imposed, he or she could misappropriate proprietary information or cause interruption in operations of the Company. Security breaches that result in access to confidential information could damage the reputation of the company and expose it to a risk of loss or liability. The Company and its investee entities may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as e-commerce becomes more widespread, The Company' s and its investee entities' potential customers will become more concerned about security. Unless their concerns are not adequately addressed, The Company and its investee entities may be unable to sell their goods and services.

The Company and its investee entities plan to operate in markets characterized by rapid technology change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render the existing Web site technology or other products and services of the Company and its investee entities obsolete . The e-commerce market's growth and intense competition may exacerbate these conditions.

If the Company and its investee entities are unable to successfully respond to these developments or do not respond in a cost-effective way, their business, financial condition and operating results will be adversely affected. To be successful The Company and its investee entities must adapt to the rapidly changing markets by continually improving the responsiveness, services and features of our products and services and by developing new features to meet the needs of their customers. Their success will depend, in part, on their ability to license leading technologies useful in their businesses, enhance their products and services and develop new offerings and technology that address the needs of their customers. The Company and its investee entities will also need to respond to technological advances and emerging industry standards in a cost-effective and timely manner.

Government regulations and legal uncertainties may place financial burdens on the business of The Company and its investee entities

     As at March 31, 2000, there were few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection of and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and the quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and e-commerce, which could decrease the potential revenue and place additional financial burdens on the business of the Company and its investee entities

     Laws and regulations directly applicable to e-commerce or Internet communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on the proposed business of the Company and its investee entities , they add to the legal and regulatory burden faced by e-commerce companies.

Currency  and  Exchange  Rates.

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated; (ii) the average exchange rates in effect on the last day of each month during such periods; (iii) the high and low exchange rate during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

                                2000       1999       1998
                                ----       ----       ----
Rate at end of Period          .6879      .6626      .7052
Average Rate During Period     .6810      .6629      .7127
High Rate                      .6925      .7055      .7317
Low Rate                       .6636      .6351      .6832

ITEM  2     DESCRIPTION  OF  PROPERTY
-------------------------------------

The administrative head office of the Company is located in leased premises at 65 Queen Street West, Suite 1905, Toronto, Ontario, Canada. The premises were subleased on a month-by-month basis until January 31, 2000.

The Company decided to acquire additional premises in the light of the shortage of commercial space expected in Toronto and to accommodate future expansion and to provide fulfillment services to its investee entities

As a result, the Company signed on January 20, 2000 a lease agreement for the above premises for a period of five years and four months from February 1, 2000 to May 30, 2005. On March 20, 2000, the Company signed a supplementary lease for additional premises adjacent to the existing premises ending on the same day as the main premises lease i.e. May 30, 2005.

Total area of the premises is approximately 4,000 sq. ft., about 60% of these premises have been sub leased on a month-to-month basis to other entities, Ontario private companies, in which the directors of the Company have significant ownership control.

ITEM  3     LEGAL  PROCEEDINGS
------------------------------

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

ITEM  4.    CONTROL  OF  THE  COMPANY
-------------------------------------

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.

The following table sets forth information, provided by the Company's transfer agents, regarding the beneficial ownership of shares of the Company's Common Stock as of August 21, 2000 by (i) all stockholders known to the Company to be beneficial owners of more than 10% of the outstanding Common Stock; and (ii) all officers and directors of the Company as a group. Except as may be otherwise indicated in the footnotes to the table, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

              Name of            Common Stock       Percent
          Beneficial Owner     Beneficially Owned  Owned (1)
           CDS & Co. (2)                1,801,248        44%
           CEDE & Co. (2)                 496,927        12%
           Frank Calandra in Trust (2)    500,000        12%
           All officers and
           Directors)                      66,667         2%
           as a group
           (three total)

(1)  Based  on  4,117,616  shares  issued  and  outstanding  at  August 21, 2000

(2) The beneficial owners are unknown to the Company and its Officers and Directors.

There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

ITEM  5     NATURE  OF  TRADING  MARKET
---------------------------------------

The Company's common shares were traded on the Over The Counter Bulletin Board (OTCBB) and Canadian Dealing Network (CDN) under different symbols ending with the symbol "FDQI" until January 20, 1999.

Following the name change and 15:1 common shares consolidation in December 1998, the Company's common shares were traded primarily on OTCBB under the symbol "Deal" effective January 21, 1999. The symbol was further changed to "NMBC" on
August    13,  1999  and  then  to  "DCHK"  on  November  3,  1999.

On May 26, 2000, the Company shares were de-listed from OTCBB and began trading on the "Pink Sheet" pending clearance of the Registration Statement, F-20 by Securities and Exchange Commission (SEC). The Company filed F-20 originally in December 1999 and then filed several amendments in response to the comments received from SEC to its submissions. The SEC clearance was finally received on June 16, 2000 and the common shares of the Company began trading again on OTCBB effective August 2, 2000.

The following table sets forth the reported high and low sale prices and volume traded for the common shares as quoted on OTCBB or Pink Sheet on a quarterly basis since April 1, 1998

--------------------------------------------------------
PERIOD  (M/D/Y)      HIGH      LOW        VOLUME  FOR
                     (IN US DOLLAR)       QUARTER
--------------------------------------------------------
4/1/98 - 6/30/98     0.07      0.01          66,800
7/1/98 -  9/30/98    0.11      0.02       1,227,700
10/1/98 - 12/31/98   0.02      0.01         459,000
1/1/99 - 1/25/99     0.09      0.01         282,200
1/25/99 -3/31/99*    4.00      0.875        225,700

4/1/99 - 6/30/99*   3.125      1.375        230,700
7/1/99 -  9/30/99*   2.50      1.75         152,700
10/1/99 - 12/31/99   8.00      2.00         277,500
1/1/00 - 3/31/00     6.50      2.75         223,000

- Reflects prices after the consolidation of 15 old common shares into 1 new common share.

--------------------------------------------------------

The following table sets forth the reported high and low sale prices and average volume traded for the common shares as quoted on CDN on a quarterly basis since April 1, 1998

PERIOD  (M/D/Y)             HIGH   LOW   VOLUME
                         (IN CANADIAN    FOR
                           DOLLAR)
----------------------------------------------
4/1/98 - 6/30/98          0.080  0.050  112,355
7/1/98 -  9/30/98         0.195  0.050  500,740
10/1/98 - 12/31/98        0.130  0.010  201,252
1/1/99 - 1/25/99          0.080  0.050  156,000
1/25/99 -3/31/99*     x   3.75            1,000
4/1/99 - 6/30/99*     x
7/1/99 -  9/30/99*    x

-     Reflects prices after the consolidation
      of 15 old common shares into 1 new
      common  share.

X     There was only one transaction - 1,000
      shares traded for $3.75 - since
      Consolidation  date  till  to  date.
----------------------------------------------

As of March 31, 2000, the Company's share register indicated that 401,515 of the issued and outstanding common shares were held by 446 shareholders with addresses in the United States, representing approximately 10% of the issued and outstanding common shares of the Company.

ITEM  6.  EXCHANGE  CONTROLS  AND  OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. The Investment Canada Act (the "Act") enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For the purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where more than one-third, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities. Under the Act, the Company is considered a Canadian business.

Investments requiring review and approval include direct acquisitions of Canadian businesses with assets with a gross book value of $5,000,000 or more; indirect acquisitions of Canadian businesses with assets of $50,000,000 or more; and indirect acquisitions of Canadian businesses where the value of assets of the entity or entities carrying on business in Canada, control of which is indirectly being acquired, is greater than $5,000,000 and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by an "American," or the vendor of the Canadian business is an "American" (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to direct acquisitions is $150,000,000 in constant 1992 dollars as determined in accordance with the Act.

The monetary threshold for indirect acquisitions, where the value of the assetsof the entity or entities carrying on business in Canada is greater than 50% of the total value of the assets of all of the entities being acquired, is $150,000,000 in constant 1992 dollars as determined in accordance with the Act Other indirect acquisitions of Canadian businesses by or from Americans are not subject to review.

An "American", as defined under the Act, includes an individual who is a national of the United States or is lawfully admitted for permanent residence within the meaning of the Immigration and Nationality Act of the United States, and a corporation that is controlled by an American in accordance with the Act.

Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services, and activities relating to Canada's cultural heritage or national identity. If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Agency (established by the Act) prior to the investment taking place and the investment may not be consummated until the review has been completed and ministerial approval obtained. Applications for review concerning indirect acquisitions may be filed up to 30 days after the investment is consummated. Applications concerning reviewable investments in culturally sensitive and other specified activities referred to in the preceding paragraph are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired.

The Agency will submit the application for review to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada," taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are: (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;
(iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation, and product variety in Canada;
(iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural objectives enunciated by the government, or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

Within 45 days after a completed application for review has been received, the Minister must notify the investor that (a) he is satisfied that the investment is likely to be of "net benefit to Canada," or (b) he is unable to complete his review in which case he shall have 30 additional days to complete his review (unless the investor agrees to a longer period) or (c) he is not satisfied that the investment is likely to be of "net benefit to Canada."

If the Minister is unable to complete his review and no decision has been taken within the prescribed or agreed upon time, the Minister is deemed to be satisfied that the investment is likely to be of "net benefit to Canada."

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business.


ITEM  7.  TAXATION.

CANADIAN  FEDERAL  INCOME  TAXATION.
------------------------------------

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company's Common stock pursuant to this registration who, for purposes of the Income Tax Act
(Canada) (the "Canadian Act"), deal at arm's length with the Company, hold shares of Common stock as capital property, are not residents of Canada at any time when holding Common stock, and do not use or hold and are not deemed to use or hold Common stock in or in the course of carrying on business in Canada.

This summary is based on the current provision of the Canadian Act, the regulations thereunder and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account specific proposals to amend the Canadian Act and the regulations there under publicly announced by the Minister of Finance prior to the date hereof and the Company's understanding of the current published administrative and assessing practices of Revenue Canada Taxation. This summary does not take into account Canadian provincial income tax laws or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common stock unless the Capital Stock is "taxable Canadian property" to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. The Capital Stock will not be taxable Canadian property to a shareholder provided that the Company is a "public corporation" within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition. The Company is a "public corporation" within the meaning of the Canadian Act. In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common stock provided that the value of the shares of the Company is not derived principally from real property (including resource property) situated in Canada and provided such shareholder does not have and has not had within the 12-month period preceding the disposition a permanent establishment or fixed base available to such shareholder in Canada.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable income tax convention. Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty and further reduced to 5% if the beneficial owner of the shares is a corporation owning at least 10% of the voting shares of the Company.

United  States  Taxation.

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U. S. Taxpayer") will recognize a gain or loss on the sale of the Company's Common stock equal to the difference between the proceeds from such sale and the adjusted cost basis in the Common stock. The gain or loss will be a capital gain or capital loss if the Company's Common stock is a capital asset in the hands of the U.S. Taxpayer.

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

The foregoing discussion of Canadian taxation and United States taxation is of a general and summary nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder. Accordingly, prospective investors should consult their own tax advisors as to the tax consequences of receiving dividends from the company or disposing of their common stock.

ITEM  8     SELECTED  FINANCIAL  DATA
            -------------------------


This Report includes consolidated financial statements of the Company for the years ended March 31, 2000, 1999 and 1998.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the fiscal years ended March 31, 1996,97, 98,99 and 2000, on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY  OF  FINANCIAL INFORMATION IN THE COMPANY FINANCIAL
STATEMENTS (Canadian $)

OPERATING  DATA  -  FISCAL  YEAR  ENDED  MARCH  31

                               2000      1999      1998      1997      1996
Sales/ Gross revenue       $   30,524       NIL       NIL       NIL  $ 83,923

Loss from Continuing       $1,390,457  $477,596  $563,035  $626,488  $908,004
  Operations

Loss from discontinued            NIL       NIL       NIL  $190,959  $446,194
  Operations

Loss per Share             $     0.52  $   0.35  $   0.51  $   0.75  $   2.55

BALANCE  SHEET  DATA  -  AS  AT  MARCH  31:
-------------------------------------------

                              2000          1999        1998        1997        1996
Working Capital         $  1,483,128  $     28,690   ($649,329)  ($198,830)  ($169,649)
   (Deficit)

Total Assets            $  2,542,932  $    259,706  $   61,541   $ 116,744   $  134,558

Long Term Liabilities            NIL           NIL         NIL         NIL          NIL

Total Liabilities       $    220,312  $     98,290  $  705,028   $ 234,596   $  183,437

Shareholders' Equity    $  2,322,620  $    161,416   ($643,487)  ($117,852)    ($48,879)
   (Deficit)

Number of Shares         4,117,616**   2,832,616xx   1,122,615*  1,086,056*     728,180*
  Outstanding

* Recalculated on the basis of the 15:1 common share consolidation on October 29, 1998 to make them comparable with the fiscal 1999.

** The number of shares includes 68,300 shares, subscribed and paid for but not yet issued

xx The number of shares included 700,000 shares to be issued to shareholders in settlement of their advances of $525,000 at $0.75 per share. Shares were issued subsequent to the year end.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the financial Statements of the Company and notes thereto contained elsewhere in this report.

RESULTS  OF  OPERATIONS
----------------------------------------------------------
Year  ended  March  31     2000          1999         1998

                        ------------in 000' CDN$----------

Income                        31            -            -
Expenses                   1,421          478          563
                        ----------------------------------
Net  Loss  for  year       1,390          478          563

Deficit at end of year    17,338       15,948       15,470
----------------------------------------------------------

During fiscal year 1999, the management developed a new business strategy, which comprised Internet development and fulfillment services. The strategy aims at internal development and operations of wholly owned Internet business concepts as well as investing in new and emerging Internet companies whose business synergies with the Company's new strategy.

During the fiscal year 2000, the Company successfully completed a private placement and raised about $3.3 million. The management also began reviewing and investing in various Internet business opportunities. These are discussed in detail in the Investment section under "Liquidity and Capital requirement" below.

The Company earned an Interest income of $20,524 during the last quarter of the fiscal year ended March 31, 2000 mainly from the funds held in money market accounts with major commercial banks in Canada. No such income was earned in the fiscal years 1999 and 1998.

The Company also earned $10,000 from operational services comprising financial and administration services provided to an investee during the fiscal 2000. no such income was earned during the fiscal years 1999 and 1998.

Total expenses net of losses on investments were $830,272 compared to $477,596 in fiscal 1999 and $ 563,035 in fiscal 1998. The major components of expenses are as follows:

TRAVEL,  PROMOTION  AND  CONSULTING  -

Year ended March 31                                 2000      1999      1998
------------------------------------------------------------------------------
Travel, meals and entertainment                   102,545    17,310
Consulting                                        315,376   306,027   311,955
Promotion                                          49,914
                                                  ----------------------------
                                                  467,835   323,337   311,955
                                                  ============================
% of operating expenses                              56%       68%       55%

Increase in travel, meals and entertainment costs during the fiscal 2000 compared to the earlier years were due to significant increase in the business activities involving review and discussions with regards to various business opportunities.

Consulting costs include a consulting fee of $176,550 charged by a shareholder under a Consulting agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. Fees charged in fiscal 1999 were $177,972 and in fiscal 1998 were $ 168,000. Other consulting fees of $138,826 in fiscal 2000 ($ 128,055 in fiscal 1999 and $143,955 in fiscal 1998) related to fees paid for general IT, management and corporate services.

Promotion costs comprised advertisements in magazine and on the Internet, relating to the Company's business strategy to attract business opportunities.

PROFESSIONAL  FEES

Professional fees in fiscal 2000 were $94,688 compared to $39,113 in fiscal 1999 and $75,593 in fiscal 1998. About 114% increase in fee from the last fiscal year was due mainly to significant increase in the business activities, legal and related costs of private placement and preparation and submission of registration statement with Securities and Exchange Commission to acquire fully reporting company status and maintain the Company's listing on the OTC bulletin board of NASDAQ.

PROJECTS  DEVELOPMENT  COSTS

Total costs were $155,370 in fiscal 2000. There were no such costs in the prior years. These costs related to four projects involving design and development of web sites, which are fully owned by the Company. Further details of these Sites are given in the Investment section under "Liquidity and Capital Requirements"

OTHER  OPERATING  COSTS

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in fiscal 2000 were 112,379 compared to $115,146 in fiscal 1999 and $165,487 in fiscal 1998 and reflects the management's continued attention to keeping these costs to minimum.

NET  LOSS  ON  INVESTMENTS

The net loss in fiscal 2000 was $ 590,709 compared to $ nil in the fiscal years 1999 and 1998 respectively since in those years the Company did not have any investments.

The  net  loss  is  made  up  of  three  components  -

HOLDING LOSS of $ 612,794 related to short term investments in marketable securities of new and developing companies and resulted from adjusting the costs of these investments to their quoted market values at March 31, 2000 as per the stated accounting policy.

PROVISION FOR NON-TEMPORARY IMPAIRMENT in the carrying value of a non-trading investment of $72,470 as per the stated accounting policy and

GAINS of $94,555 realized on disposal of short term investments in marketable securities during the year ended March 31, 2000.

LIQUIDITY  AND  CAPITAL  REQUIREMENTS

CASH  AND  WORKING  CAPITAL

Cash on hand at March 31, 2000 was $425,968 compared to $64,368 at March 31, 1999. Similarly, net working capital at March 31, 2000 was approx. $1.5 million compared to $100,000 at March 31, 1999.

Significant improvement in the liquidity of the Company in fiscal 2000 was the result of a successful private placement of approx. $3.3 million and non interest bearing advances arranged by a shareholder under a consulting contract of approx. $480,000, $300,000 of which were converted to equity during the year.

Trade and Notes payables at March 31, 2000 were $40,549 compared to $ 90,673 at March 31, 1999.

The net cash spent on operations during the fiscal 2000 was $678,197 compared to 511,295 in fiscal 1999 and $600,411 in fiscal 1998. Increased spending in fiscal 2000 was mainly related to increased travel and promotion costs to pursue investment and business opportunities, new web site projects development costs and increased professional costs as explained earlier.

NEW  EQUITY  CAPITAL

PRIVATE  PLACEMENT

During the fiscal year 2000, the Company completed a private placement to ten arms-length investees for 885,000 Units at $2.80US each. Each unit consisted of one common share of the Company and a warrant to purchase one additional common share at $3.50 US exercisable within twelve months. Most of these warrants will expire in January 2001. All units were fully subscribed and paid for, resulting in a gross proceeds of CDN $3.6 million (US$ 2.5 million). Issue expenses comprising an arrangement fee totaled $359,161 were paid out of the gross proceeds.

816,700 common shares were issued from the treasury under the above private placements. The balance of 68,300 subscribed common shares has not yet been issued at the request of the investees.

DEBT  CONVERSION  INTO  EQUITY

The Company 's operating capital requirements were for the past few years met out of the funds arranged by a consultant under a consulting agreement dated April 1, 1997. These funds were free of any interest charge, repayable on demand and were usually converted into equity of the Company at a conversion price of $0.75 per common share. During fiscal year 1998, total funds arranged, under this agreement were approx. $640,000. During the fiscal 1999, the amount was approx. $ 580,000. These funding were converted into equity. Such conversions were approved by the directors and subsequently ratified by the shareholders in the Annual General Meeting.

Net funds received during the fiscal 2000 were approx. $470,000. Of which $300,000 were converted into equity. As a result, a total of 400,000 common shares were issued at $0.75 per share to two arms-length entities under two separate debt conversion agreements dated November 30, 1999 and March 24, 2000. Both these agreements were approved by directors.

INVESTMENTS

The Company began implementing its new business strategy during the late fiscal 1999. the implementation process was essentially slow owing to limited amount of funds available after meeting the working capital requirements.

As a result, during the first three quarters of the fiscal 2000, efforts were made to secure additional funds, which eventually resulted in successful private placement and raising of about $3.2 million between January and March 2000, as explained earlier in this report.

Initially the funds were placed in money market accounts with the Company's bankers, one of the top five commercial banks in Canada, while the management pursued detailed research and review of various business and investment opportunities within the frame work of its stated business strategy. Approx. $2.6 million was invested during the fiscal year 2000 of which $155,935 was spent on the proprietary Web sites development.

Overall investment strategy of the company during the fiscal 2000 was three-fold
- Short-term investments, acquisition of Internet projects and investments in Internet oriented companies showing synergies with the Company's core business. These are explained in detailed below: -

SHORT  TERM  INVESTMENTS  AND SUBSCRIPTION ADVANCE

As  at  March  31,  2000,  short  term investments consisted of the following  -

                                       Cost       Market value
                                   ---------in CDN $--------
Marketable trading securities          976,780       371,918
Non marketable securities*             777,789       777,789
Convertible debentures                  36,741        36,741
                                   -------------------------
                                     1,791,310     1,186,447
                                   =========================

"*"  includes subscription advance of $ 489,173

Accounts were opened with three independent brokerage firms and funds in the money market accounts were placed with these firms and invested mainly in new and emerging Internet oriented companies under development stages, which were trading publicly. The management 's intention was to keep the funds in a way whereby they could be realized quickly for long-term business use when needed while at the same provide opportunity for a significant value growth.

The holdings under marketable trading securities are intended only for a period of less than six months and are not part of the long-term business strategy of the Company.

Non-marketable securities comprised equity investments in the following two private companies whose business models fell within the frame work of the Company's business strategy:

                               Cost         Market value
                               ----- in CDN $-----------
Idealab.com                    489,173       489,173
World Vacation Club.com        288,616       288,616
                               -------------------------
                               777,789       777,789
                               =========================

Idealab.com
The Company agreed to buy and paid for 25,000 common shares of Ideallab.com from a private purchaser. However, the paperwork processing was lengthy and meanwhile the management re examined the business strategy of Idealab.com and felt that the Company might not generate as much value growth as was originally thought. The management therefore canceled the purchase and full amount was, as a result, refunded in May 2000.

World  Vacation  Club.com
The Company was one of the founding members of World Vacation club.com, (W V C) a Nevada Private Company seeking to develop online vacation properties rental/ management services, currently at a development stage. The Company invested $64,914 in equity capital of WVC up to March 31, 1999 and acquired further equity interest during fiscal 2000 raising its investment to 289,616 by January 2000., which constituted about 35% equity interest in WVC. The Company cost of this investment averaged $0.20 per share or approx. US$0.15 per share. The company however never intended to exercise any control nor did it have any representation on the board of WVC. The original intention of the Company was to benefit from value growth when WVC goes public.

However, in May 2000, the Company received a legal opinion that the proposed business activity of WVC could amount to trading in securities and that WVC might have to first comply with various securities and real estate regulations in the US before it could pursue its business plan. This might considerably delay WVC plans to go public or launch its proposed activities and also might entail much more financing than originally envisaged. As a result, the management decided to dispose of this investment. Investments with the carrying value of $79,837 were sold at cost to an arms-length purchaser in May 2000 and the management is currently actively seeking purchase of its remaining equity interest in WVC. The management believes that the Company will be able to recover its cost at least, given that WVC is currently preparing for a second round financing at $0.25US

The Company invested in Developersnetwork.com (DN) during the fiscal 2000 by way of convertible debentures. As at March 31, 2000, total amount invested was $36,741.

DN is an Ontario incorporated private company engaged in developing a web site which would provide a comprehensive resource for the Internet industry professional and consumer, producing a wide selection of content and tools that facilitate the craft and business of web site development and production. The Company originally made a commitment to invest up to $750,000 in convertible debenture carrying interest at 5.5% p.a. and convertible into a maximum of 30% equity interest in DN. DN however, canceled the arrangement subsequently and repaid the Company's investment in full with interest. In addition, the Company received an option to purchase 50,000 common shares of DN at $1 per share exercisable within two years.

INTERNET  PROJECTS

One of the business objectives of the Company included internal development and operations of wholly owned Internet business concepts. One such project was launched during the late fiscal 1999 and two additional projects began in fiscal 2000. The details of these projects are as follows:

Shellfn.com
The concept was internally developed during the late fiscal 1999 and involved development of a web site, which would become an electronic advertising medium for shell companies to attract prospective buyers. An outside web design company was hired to design and develops a web site. Total of $9,435 were spent up to March 31, 1999 and a further $68,149 was spent during the fiscal 2000. However in January 2000, the management was informed that the proposed activities of Shellfn might amount to trading in securities and required further legal research. The management therefore put the project on hold for an indefinite period of time pending further feasibility studies. The total amount incurred was written off at March 31, 2000 following a conservative business practice.

IRCheck.com
The concept was internally developed during the fiscal 2000 and involves developing a web site which will provide a comprehensive data base of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The Company spent $10,000 up to March 31, 2000 in getting the web site design completed by an independent design firm. It has currently hired consultants to collate and develop contents and have to date gathered information on about 500 IR firms in North America. The web site development work is in progress and the commercial lauch is expected in September 2000. The Company expects to spend about $ 150,000 on web site and content development and further $100,000 on marketing. Revenue is expected from the listing fee to be charged to IR firms and other sponsorship on the site. No significant revenue is expected until the end of the fiscal 2001.

EduVu.com
EduVu.com web site is intended to become a comprehensive educational portal providing reference materials to students, teachers and parents. The Company acquired the concept and the business plan for $25,000 during the fiscal 2000.and hired consultants who began collecting contents for the site. However, the management realized that for the Web Site to become a dominant educational portal, it will require significant capital investment. The management is therefore currently seeking other investors who may be interested in participating in this project. Until such partners are found, the contents and the web site development work has been put on hold. The cost of $33,500 incurred to March 31, 2000 was written off following a conservative business practice.

LONG  TERM  INVESTMENTS

As part of the Company's Internet strategy, the Company invested in certain new and emerging Internet businesses that have demonstrated significant potential for growth in the long run. While these investments reflect only a small fraction of the investee companies' equity, the management believes that they are likely to provide much higher return on the investment and offer opportunities for synergistic business relationship among the other companies and projects within the Company's portfolio. The details of these investments are as follows:

Hotlamp  Interactive  Technologies  Inc.               $55,802
Hotlamp is a Nevada based private company engaged in software development and multimedia products. The Company's equity investment is less than 1% of the Hotlamp's equity.

Ouryearbook.com  Inc.                                  $72,470
Ouryearbook is a private Delaware Corporation engaged in placing school yearbooks on line, sale of printed yearbooks and other personalized products in partnership with yearbook publishers, school unions and other businesses dealing in educational materials. Ouryearbook has so far spent around $2 million US in developing and commercially launching content rich web site and also signed up strategic partnership with Epals.com, which has over two million registered students and PlanetAlumni with four million registered former classmates.

However, Ouryearbook is currently having a going concern problem and requires further funding to enable it to sustain its operations until a regular revenue stream could begin.

The management therefore followed a conservative business approach and has decided to provide fully against this investment at March 31, 2000. The management is however working with other investors of Ouryearbook to ensure that the assets and strategic agreements that have been achieved so far are profitably deployed or sold at a value.

Dataloom  Inc.                                         $726,885
This is a significant investment made by the Company. As at March 31, 2000, it constituted about 30% of the total assets of the Company.

The Company's investment comprises 500,000 Series B preferred stock convertible at the Company's option at any time, into equal number of Common shares of Dataloom Inc. The company's holding, if converted now would represent approximately 5% equity interest in Dataloom Inc.

Dataloom Inc. was formed as a corporation in August 1999 in the State of Washington, US for the purpose of providing state-of-the-art web based business service solutions for small office home office enterprises. Dataloom, Inc. has developed a framework to deploy an exceptional information management solution for small to medium enterprise users (SME's). Comprising a full suite of powerful web-available applications and information management systems, this solution changes the way on-the-go professionals conduct business--anytime, anywhere, from any Internet connected device.
Dataloom's application services framework (xLoom) utilizes XML (Extensible Markup Language) and a proprietary Application Services Directory that enables web-based application interfaces to be delivered to any wired or wireless device in real time. xLoom enables a new generation of fast, flexible productivity tools.

While the company's investment does not entitle the Company to exercise any influence over the management of Dataloom Inc., the management remains in constant contact with the management of Dataloom Inc. to ensure its investment value is not impaired. Dataloom Inc. has attracted certain high profile investors and also is currently in final negotiations with major Japanese Companies to launch its products in the Japanese market.

The management believes that the investment value will increase significantly once Dataloom Inc. goes public.

CAPITAL  EXPENDITURE

The Company spent $9,896 on capital assets, mainly comprising computers, during the year ended March 31, 2000 compared to $20,921 in fiscal 1999 and $1,164 in fiscal 1998.

FUTURE  CAPITAL  REQUIREMENT

The management plans to make couple of strategic acquisitions during fiscal 2001 mainly from the disposal of its short-term investments and /or from the cash flow from exercise of the warrants attached to the Units under the fiscal 2000 private placement. It will also focus on fully developing IRCheck.com site and ensure its commercial launch during the fiscal year 2001.

The management estimates that its working capital requirements to remain at around $600,000 for the next twelve months, which it hopes to cover from the funds raised in the private placement during the fiscal 2000. The management believes that the ten private placement investees will exercise their warrants during the fiscal 2001, which will generate a further cash flow of about $4.5 million (approx. $3 million US).

In the event warrants are not exercised or further capital is not raised, the Company may dispose of part or whole of its investment in Dataloom Inc. It is the intention of the management to keep enough liquidity to meet its operating requirements for the following eighteen months.

FORWARD  LOOKING  STATEMENTS.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

ITEM  10     DIRECTORS  AND  OFFICERS  OF  THE  COMPANY
             ------------------------------------------

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

----------------------------------------------------------
Name and Position                         Commencement of
With the Company               age        Service
----------------------------------------------------------
Terence Edward Robinson        40         October 1, 1991
Chairman and
Chief Executive Officer

John David Robinson            39         June 5, 1992
Director and President

Kam Shah                       49         January 3, 1999
Director and
Chief Financial Officer
----------------------------------------------------------

TERENCE ROBINSON is Chairman of the Board and Chief Executive Officer of the Company. Mr. Robinson is responsible for the shareholders relations, arranging the required financing, reviewing investment opportunities and overall operating strategies for the Company. He has over 18 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start up and small cap companies.

During the last five years, Mr. Robinson acted as a CEO of Dealcheck.com Inc and an executive officer of Current Capital Corp., a private Ontario corporation, having its head office in Toronto. CCC provides venture capital financing to start up companies and investors' relations services to public companies.

Mr. Robinson was also an executive producer of a children's film , "Beethoven Lives Upstairs" which won him an Emmy Award in 1992.

JOHN ROBINSON is a director and president of the Company. Mr. Robinson is responsible for investment strategy and day to day operations of the Company and administration of its business plans. He has over fifteen years of experience as venture capitalist.

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

The  Company  's  current management team consists of the following individuals:

Mr.  Terence  Robinson  -  see  above  for  his  background

Mr.  John  Robinson     -  see  above  for  his  background

Mr.  Kam  Shah          -  see  above  for  his  background

MR. ED ALVES was Chief technology Officer of the Company until January 31, 2000. He is no longer associated with the Company.

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

The  Company  does  not  have  any  pension  plans

2.     DIRECTORS  AND  OFFICERS  OF  THE  COMPANY
       ------------------------------------------

During the fiscal year ended March 31, 2000, the aggregate cash remuneration paid or payable by the Company and its subsidiary to its directors and executive officers for services rendered was $114,592 and total expenses reimbursed were $108,249.


ITEM 12  OPTIONS  TO  PURCHASE  SECURITIES  FROM  COMPANY  OR  SUBSIDIARY
         ----------------------------------------------------------------


In the Annual General Meeting held on November 15, 1999, the shareholders approved the creation of the "1999 Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 10% of the issued and outstanding common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws. No options have been granted under this Plan.

ITEM  13     INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS
             ---------------------------------------------------

     The following is a summary of  related  party  transactions  and  balances:

     (a) Consulting fee paid to a person related to a director during the year was $12,000

     (b) Transactions with companies under the significant influence of a common director

--------------------------------------------------------------------------------
                                        2000                               1999
                                        $                                   $
     ---------------------------------------------------------------------------
     Expenses  recovered  at  cost         43,106                           -
     Funds  advanced  during  year         49,800                           -
     Interest  charged  during  year        1,669
     Balance  due  from                    59,901

     Expenses relating to the shared premises and consultants were recharged to the affiliated entities at cost.

     Funds advanced are repayable on demand  and  carry  an  interest of 5% p.a.


PART  II
--------

ITEM  14     DESCRIPTION  OF  SECURITIES  TO  BE  REGISTERED
             -----------------------------------------------

Not  Applicable

PART  IV
--------

ITEM  17     FINANCIAL  STATEMENTS
             ---------------------

See "Item 19. Financial Statements and Exhibit" for a list of those financial statements of the Company which follows.

ITEM  18     FINANCIAL  STATEMENTS
             ---------------------

Inapplicable

ITEM  19     FINANCIAL  STATEMENTS  AND  EXHIBIT
             -----------------------------------

(a)      Financial  Statements
         ---------------------

         1. Audited Consolidated financial statements of the Company for the years ended March 31, 2000 and 1999

         -    Auditors  Report
         -    Consolidated  Balance  Sheet
         -    Consolidated  Statement  of  Operations  and  Deficit
         -    Consolidated  Statement  of  Cash  Flows
         -    Notes  to  Consolidated  Financial  Statements

(b)      Exhibits
         --------

1(i) Summary of the history of name changes since inception of the Company Incorporated herein by reference to Exhibit 1(i) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(ii) Certificate of Incorporation of Kamlo Gold Mines Limited. - Incorporated herein by reference to Exhibit 1(ii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(iii) Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - Incorporated herein by reference to
         Exhibit 1(iii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(iv) Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - Incorporated herein by reference to Exhibit 1(iv) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(v) Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - Incorporated herein by reference to Exhibit 1(v) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(vi) Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - Incorporated herein by reference to Exhibit 1(vi) to the
         Company's Registration  Statement  on  Form  20-F  filed  on  June  12,
         2000

1(vii) Certificate of name change from Foodquest Corp. to Foodquest International Corp. - Incorporated herein by reference to Exhibit 1(vii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(viii) Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(ix) Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1(xi) By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

2(i)     Specimen Common Share certificate - Incorporated herein by reference to
         Exhibit 2(i) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

3(ii)(a) A  consulting  agreement  with  Snapper  Inc.  dated  April 1,  1997 together with a letter dated October 1, 1999 extending the term by another year - Incorporated herein by reference to Exhibit 3(ii)(a) to the Company's Registration Statement on Form 20-F filed on June 12, 2000


3(ii)(b) IRCheck.com web site development contract with React Digital Arts dated February 25, 2000 - Incorporated herein by reference to Exhibit 3(ii)(b) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

3(ii)(c) An  agreement  dated  May  29,  2000  with Mr. Hannah regarding sale of
         WVC  investment  -  Incorporated  herein  by reference to Exhibit 3(ii)
         (c) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

SIGNATURES
----------


PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE COMPANY CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND HAS DULY CAUSED THIS (REVISED) REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED



                              ----------------------

                                   Terence  Robinson
                                   -----------------
                                   Chairman  &  CEO
                                   Dealcheck.com  Inc.


August  21,  2000

DEALCHECK.COM  INC.

CONSOLIDATED  FINANCIAL  STATEMENTS

                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

DAREN,  MARTENFELD,  CARR,  TESTA  AND  COMPANY  LLP
CHARTERED  ACCOUNTANTS

                             20  Eglinton Avenue West   Telephone:  416-480-0160
                             Suite  2100                Facsimile:  416-480-2646
                             Toronto,  Ontario
                             M4R  1K8



                                AUDITORS' REPORT



To  the  Shareholders  of
Dealcheck.com  Inc.
-------------------


We have audited the consolidated balance sheets of DEALCHECK.COM INC. as at MARCH 31, 2000 AND 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at MARCH 31, 2000 AND 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended March 31, 2000 and the shareholders' equity as at that date to the extent summarised in Note 16 to the consolidated financial statements.

The consolidated financial statements as at March 31, 1998 and for the years ended march 31, 1998 and 1997 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated August 7, 1998.


DAREN,  MARTENFELD,  CARR,  TESTA  AND  COMPANY  LLP


August  8,  2000


A  Member  Firm  of
Midsnell  International                                                       1.

DEALCHECK.COM  INC.
CONSOLIDATED  BALANCE  SHEET
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
=====================================================================================
                                               NOTE             2000         1999
-------------------------------------------------------------------------------------
ASSETS

Current
-------
  Cash                                                     $    425,968   $   64,368
  Short-term Investments                               4        697,274       64,914
  Subscription advance                                 5        489,173            -
  Amounts receivable and prepaid expenses             12         91,025       62,612
-------------------------------------------------------------------------------------
                                                              1,703,440      191,894
LONG-TERM INVESTMENTS                                  4        782,687
WEB SITES                                              6         10,000        9,435
CAPITAL ASSETS                                         7         46,805       58,377
-------------------------------------------------------------------------------------
                                                           $  2,542,932   $  259,706
=====================================================================================
LIABILITIES

                           Current
-------------------------------------------------------------------------------------
  Accounts payable and accrued liabilities                 $    40,549    $   67,423
  Note payable                                                                23,250
  Advance from shareholder, non-interest
    bearing                                                    179,763         7,617
                                                               220,312        98,290
-------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

CAPITAL STOCK                                          8     19,660,724   16,109,063

DEFICIT                                                     (17,338,104) (15,947,647)
-------------------------------------------------------------------------------------
                                                              2,322,620      161,416
-------------------------------------------------------------------------------------
                                                           $  2,542,932 $    259,706
-------------------------------------------------------------------------------------

SEE  ACCOMPANYING  NOTES.


APPROVED BY THE BOARD Terence  Robinson Director Kam Shah Director
                      -----------------          --------

DEALCHECK.COM  INC.
CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  DEFICIT
(CANADIAN  DOLLARS)
FOR  THE  YEARS  ENDED  MARCH  31,  2000,  1999  AND  1998
======================================================================================
                                     NOTE       2000           1999           1998
--------------------------------------------------------------------------------------
Income
--------------------------------------------------------------------------------------
Operational services to an Investee        $     10,000   $          -   $          -
Interest                                         20,524              -              -

                                                 30,524              -              -
EXPENSES
Travel, promotion and consulting                467,835        323,337        311,955
Professional fees                                94,688         39,113         75,593
Net loss on investments              13         590,709              -
Projects development costs                      155,370              -              -
  Bank charges and interest                       3,905              -              -
  Rent                                           23,548         24,800         43,163
  Telephone, Internet and courier                26,673         26,942         24,244
  Transfer agents fees                           21,047         14,684         10,757
  Shareholders information                        6,268         11,350          5,860
  Amortization                                   21,468         18,386         16,300
  Office and general                              9,470         18,948         65,163
--------------------------------------------------------------------------------------
                                              1,420,981        477,596        553,035
--------------------------------------------------------------------------------------
LOSS BEFORE UNDERNOTED ITEM                  (1,390,457)      (477,596)      (553,035)
WRITE OFF OF INVESTMENT                               -              -         10,000
--------------------------------------------------------------------------------------
NET LOSS FOR YEAR                            (1,390,457)      (477,596)      (563,035)
DEFICIT AT BEGINNING OF YEAR                (15,947,647)   (15,470,051)   (14,907,016)
--------------------------------------------------------------------------------------
DEFICIT AT END OF YEAR                     $(17,338,104)  $(15,947,647)  $(15,470,051)
--------------------------------------------------------------------------------------
Net loss per share                   9     $      (0.52)  $      (0.35)  $      (0.51)
======================================================================================


SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM INC.
Consolidated Statements of Cash Flows
(CANADIAN DOLLARS)
FOR THE YEARS ENDED MARCH 31, 2000, 1999 AND 1998
==================================================================================
                                                 2000         1999         1998
----------------------------------------------------------------------------------
Operating activities
-------------------------------------------
  Net loss                                   $ (1,390457)  $ (477,596)  $(563,035)
  Amortization                                    21,468       18,386      16,300
  Write-off of investment                              -            -      10,000
  Write-off of web site development costs        155,370            -           -
  Net loss on investments                        590,709            -           -
  Amounts receivable and prepaid expenses        (28,414)     (62,615)     10,741
  Accounts payable and accrued liabilities       (26,873)      10,530     (74,417)
----------------------------------------------------------------------------------
                                                (678,197)    (511,295)   (600,411)
----------------------------------------------------------------------------------
Investing activities
----------------------------------------------------------------------------------
  Purchase of capital assets                       (9896)     (20,921)     (1,164)
  Settlement of Note payable                     (23,250)           -           -
  Investments                                 (2,494,930)     (41,664)          -
  Web site development costs                    (155,935)      (9,435)          -
----------------------------------------------------------------------------------
                                              (2,684,011)     (72,020)     (1,164)
----------------------------------------------------------------------------------
Financing activities
  Net advances from shareholder                  472,147      641,984     582,249
  Common shares issued                         3,251,661            -           -
----------------------------------------------------------------------------------
                                               3,723,808      641,984     582,249
----------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH DURING YEAR          361,600       58,669     (19,326)
CASH AT BEGINNING OF YEAR                         64,368        5,699      25,025
----------------------------------------------------------------------------------
CASH AT END OF YEAR                          $   425,968   $   64,368   $   5,699
----------------------------------------------------------------------------------
Supplemental disclosures
------------------------
NON-CASH INVESTING AND FINANCING ACTIVITIES

  Conversion of debts to equity              $   300,000   $1,282,500   $  37,400
  Note issued on acquisition of investment                     23,250
----------------------------------------------------------------------------------


SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM  INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
--------------------------------------------------------------------------------


1.   NATURE  OF  OPERATIONS

     Dealcheck.com Inc. ("the Company") is an Internet development and fulfilmentservices Company. The Company's Internet strategy includes internal development and operations of wholly owned Internet business concepts as well as investing in new and emerging Internet companies that have demonstrated synergies with the Company's core business. The Company's strategy also envisions and promotes opportunities for synergistic business relationships among the companies within its portfolio.

2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     BASIS  OF  PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 16 "Differences from United States Accounting Principles".

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

     INVESTMENTS

SHORT-TERM  INVESTMENTS
-----------------------

     Short-term investing activities include clearly demonstrated intentions to dispose of the investments in due course. Events occurring during the holding period may result in the Company having the right to exercise control or significant influence. However, such control or significant influence may be waived or rectified and is not intended to continue. Accordingly, the accounts of the investee companies in which the Company holds an interest which allow for control or significant influence are not consolidated or accounted for according to the equity method.

     Short-term investments which have quoted market values and are publicly traded on a recognized exchange are recorded at a value based on the quoted market price at the balance sheet date. Short-term investments which do not have a quoted market value are recorded at cost. The holding losses of the short-term investment are recorded in the Statement of Operations.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
--------------------------------------------------------------------------------


3.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  -  (Cont'd.)

     LONG-TERM  INVESTMENTS

     Long-term investing activities include investments in new and emerging Internet companies whose business models, in the opinion of the management, reflect the Company's Internet strategy. Long term investments are normally held for a period over a year.

     Investments with an other than temporary impairment in carrying value are written-down to fair value. In order to determine if there is an other than temporary impairment in carrying value the company compares the carrying value of the investment with the financial condition and expected income from the investment.

     WEB  SITES

     The costs relating to the development of the web sites, which are intended to generate revenue in future are deferred and amortized on a straight-line basis over the estimated economic life of the web site not exceeding three years. Amortization commences when the web site becomes commercially active. The development costs will be written off when it is determined that they are not recoverable or when the project is abandoned.

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

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
=====================================================================================================
4.   INVESTMENTS

     I.  SHORT TERM INVESTMENTS

     AS AT MARCH 31, 2000
-------------------------------------------------------------------------------------------
                                                                                    MARKET
                                                       # OF             COST         VALUE
                                                     SHARES              CDN          CDN$
-------------------------------------------------------------------------------------------
MARKETABLE TRADING SECURITIES                                   $    976,780   $    371,918
NON MARKETABLE SECURITIES
World Vacation Club.com (i)                        1,415,000         288,616        288,616
CONVERTIBLE DEBENTURES
DevelopersNetwork.com (ii)                                            36,741         36,740
-------------------------------------------------------------------------------------------
                                                                $  1,302,137   $    697,274
-------------------------------------------------------------------------------------------
AS AT MARCH 31, 1999
NON MARKETABLE SECURITIES
World Vacation Club.com (i)                           350,000         64,914         64,914
-------------------------------------------------------------------------------------------

II.  LONG TERM INVESTMENTS

  AS AT MARCH 31, 2000
-------------------------------------------------------------------------------------------
Hotlamp Interactive Inc. (iii)                         77,000   $     55,802
Ouryearbook.com Inc. (iv)                             135,728         72,470
Less: Provision for non-temporary impairment
  in value                                                           (72,470)
Dataloom Inc. (v)                                     500,000        726,885
-------------------------------------------------------------------------------------------
                                                                $    782,687
-------------------------------------------------------------------------------------------

I.   WORLD  VACATION  CLUB.COM

     As at March 31, 2000, the Company held approximately 35% (1999 - 8.75%) equity interest in World Vacation Club.com (WVC), a Nevada registered private Corporation, seeking to develop Online Vacation properties Rental/Management services. The Company however never exercised any significant influence over the affairs of WVC nor is it represented on the Board of directors of WVC. In May 2000, the management decided to dispose of the entire investment in WVC and sold 450,000 common shares of WVC at cost on May 19, 2000 (Note 16) and is actively seeking a buyer for the remaining shares.

     As at March 31, 2000, the carrying value approximates the fair value of this investment.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
================================================================================

II.  DEVELOPERSNETWORK.COM  INC.

     The Company agreed to provide financing to developersNetwork.com Inc., an Ontario private Corporation, up to $ 750,000 in the form of a debenture carrying interest at 5.5% and convertible, at the option of the Company, into the common shares of DevelopersNetwork.com Inc. which would give a maximum of 30% equity interest to the Company under a Memorandum of Agreement dated February 23, 2000.

     As at March 31, 2000, the carrying value approximates the fair value of this investment.

III. HOTLAMP  INTERACTIVE  TECHNOLOGIES  INC.

     The Company's investment represents less than 1% of the equity interest in Hotlamp Interactive Technologies Inc., a private Nevada Corporation. It is a software development company focused on multimedia products.

     As at March 31, 2000, the carrying value approximates the fair value of this investment

IV.  OURYEARBOOK  CORPORATION

     The Company's investment represents less than 1% of the equity interest in Ouryearbook.com , a private Delaware Corporation, Ouryearbook.com places school year books on line and seeks to earn revenue from online sale of printed books and other personalized products in partnership with yearbook publishers, school unions and other businesses dealing in educational materials.

     Ouryearbook.com is currently seeking more funds in order to support its business strategy and operations.

     In the light of the current financial situation of the investee, the management decided to take a conservative approach and provide against its investment in full at the year end.

V.   DATALOOM  INC.

     The Company's investment comprises 500,000 Series B preferred stock convertible, at the Company's option at any time, into equal number of Common shares of Dataloom Inc. The company's holding, if converted now would represent approximately 5% equity interest in Dataloom Inc.

     Dataloom Inc. was formed as a corporation in August 1999 in the State of Washington, US for the purpose of providing state-of-the-art web based business service solutions for small office home office enterprises.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
================================================================================

5.   SUBSCRIPTION  ADVANCE

     The Company agreed to purchase shares in Idealab.com from an individual shareholder. Funds were forwarded to and were held by the seller's lawyer in escrow pending the completion of the paperwork. The agreement was subsequently cancelled and funds fully refunded (Note 16).

6.     WEB  SITES
       -------------------------------------------------------------------------
                 Balance at   Incurred     Written     Balance at
--------------------------------------------------------------------------------
                  MARCH 31,    DURING     OFF DURING    MARCH 31,
                    1999        YEAR         YEAR         2000
       -------------------------------------------------------------------------
Shellfn.com (a)    $9,435      $68,149    $(77,584)        $  -
IRCheck.com (b)       -        10,000         -          10,000
EduVu.com (c)         -        33,500      (33,500)           -
Dealcheck.com         -        44,286      (44,286)           -
--------------------------------------------------------------------------------
                   $9,435     $155,935    (155,370)      $10,000
================================================================================

     (a) SHELLFN.COM web site was intended to become an electronic advertising medium for shell companies to attract prospective buyers. During the year, the management decided to put a hold on this project for an indefinite period of time. The costs incurred to date were therefore fully written off.

     (b) IRCHECK.COM web site will provide a comprehensive data base of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The costs incurred to date represent costs towards web site design.

     (c) EDUVU.COM web site was intended to become a comprehensive educational portal providing reference materials to students, teachers and parents. The costs incurred to date comprised primarily the cost of acquisition of concept and a business planDuring the year, the management decided to put a hold on this project for an indefinite period of time. The costs incurred to date were therefore fully written off.

     (d) DEALCHECK.COM web site is a corporate web site, which provides information about the Company, its management, its investments, press release and other corporate information useful for investors, shareholders and other. While the basic design and development work of the site was completed during the year, the site will be continually updated. The costs relating to this site is expensed as incurred.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
=================================================================
7.  CAPITAL ASSETS
    =============================================================
                                             ACCUMULATED      NET
  Cost                    Amortization              2000
=================================================================
  Office furniture        $      47,378  $        30,383  $16,995
  Office equipment               57,007           29,567   27,440
  Leasehold improvements          7,900            5,530    2,370
  ---------------------------------------------------------------
                          $     112,285  $        64,908  $46,805
  ---------------------------------------------------------------

  ---------------------------------------------------------------
                                             ACCUMULATED      NET
  Cost                    Amortization              1999
=================================================================
  Office furniture        $      45,289  $        21,116  $24,173
  Office equipment               49,199           18,945   30,254
  Leasehold improvements          7,900            3,950    3,950
  ---------------------------------------------------------------
                          $     102,388  $        44,011  $58,377
  ---------------------------------------------------------------

8.     SHARE  CAPITAL

       A.     AUTHORIZED
                Unlimited number of common shares

       B.     ISSUED

                                     2000                    1999
--------------------------------------------------------------------
                                           COMMON                  Common
                               Shares      Amount      SHARES      AMOUNT
===========================================================================
  Beginning of year          2,832,616  $16,109,064   1,122615  $14,826,564
  On conversion of debt(i)     400,000      300,000  1,010,000      757,500
  Issued for cash (ii)         885,000    3,251,660
On conversion of debt (iii)                            700,000      525,000
---------------------------------------------------------------------------
                             4,117,616  $19,660,724  2,832,616  $16,109,064
---------------------------------------------------------------------------

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
================================================================================
8.   SHARE  CAPITAL  -  (Cont'd.)

     i) During the year, the company converted $300,000 of shareholders' advances into 400,000 shares. The issuance of the shares was approved by directors.

     ii)  During  the  year,  the  company  completed  a  private  placement  to arms-length placees for 885,000 Company units, each unit priced at $2.80 US and comprised of one Company common share and one share purchase warrant, each such warrant is exercisable to purchase one further Company common share at the price of $3.50 US within 12 months.

          All units were fully paid. Expenses of issue of $359,161 were charged to the gross proceeds of $3,610,821.

          885,000 shares and related warrants were issued up to March 31, 2000. No warrant was exercised during the year.

     iii) On March 31, 1999, the Company converted $525,000 of shareholder advances into 700,000 post-consolidated common shares. The shares were issued subsequent to the end of the year. The issuance of the shares was approved by directors and also at the shareholders meeting of November 15, 1999.

          STOCK  OPTION  PLAN

          In the Annual General Meeting held on November 15, 1999, the shareholders approved the creation of the "1999 Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 10% of the issued and outstanding common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws. No options have been granted under this Plan.


9.   LOSS PER SHARE

     Loss  per  share  is   calculated  on  the  weighted   average   number  of
     post-consolidated common shares outstanding during the year, which was 2,690,266 shares for the year ended March 31, 2000 (1999 - 1,435,949).

     Fully diluted earnings per share information has not been presented as potential conversions are anti dilutive.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
================================================================================

10.  INCOME TAXES

     Management estimates that the Company has carry forward tax losses of approximately $9,100,000, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.


             2001               698,000
             2002             5,000,000
             2003             1,100,000
             2004               617,000
             2005               536,000
             2006               460,000
             2007               700,000
          -----------------------------
                              9,111,000
          =============================


     Deferred income taxes reflect the net effect of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The management estimates that the Company has deferred tax assets of approximately $650,000 at March 31, 2000, which have not been recognized in the financial statements due to the uncertainty of realizing the benefits of the assets.


11.  COMMITMENTS AND CONTINGENCIES

     (a) The Company entered into a consulting agreement with a corporate shareholder on April 1, 1997. The agreement requires the shareholder to source new business opportunities and perform general public relations and financial consulting work for the Company. The consulting fee is US $10,000 per month payable in advance. The agreement expired on September 30, 1999 and was renewed for another year up to September 30, 2000.

          In addition, the shareholder is also entitled to a success fee equal to 10% of the new investment introduced into the Company.

     (b) Rental payable under operating leases for premises, net of expected recoveries is $66,320 for each of the years ending March 31, 2001, 2002, 2003, 2004 and $27,634 for the year ending March 31, 2005.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
--------------------------------------------------------------------------------


12.  RELATED PARTY TRANSACTIONS

The  following  is  a  summary  of  related  party  transactions  and  balances:

(a)  A consulting  fee of $176,550 (1999 - $177,972) and a fee of $359,161 (1999
     - $nil) relating to the private placements were charged by a shareholder under an agreement dated April 1, 1997 (Note 10a)

(b) Consulting fees paid to directors during the year were $ 114,592 (1999 - $36,390)

(c) Consulting fee paid to a person related to a director during the year was $12,000 (1999 - $nil)

(d) Expenses reimbursed to directors during the year were $108,249 (1999 - $36,144)

(e) Transactions with companies under the significant influence of a common director

--------------------------------------------------------------------------------
                                                    2000                 1999
--------------------------------------------------------------------------------
Expenses recovered at cost                      $  43,106           $      -
Funds advanced during year                         49,800                  -
Interest charged during year                        1,669                  -
Balance due from                                   59,901                  -

Expenses relating to the shared premises and consultants were recharged to the affiliated entities at cost.

Funds  advanced  are  repayable  on  demand  and  carry  an  interest of 5% p.a.

Balances as at year end are included in "Amounts Receivable and prepaid expenses"

13.     NET LOSS ON INVESTMENTS

                                 2000       1999   1998
=======================================================
Holding losses               $612,794   $      -  $   -
Provision for non-temporary
  Impairment in value          72,470          -      -
Realized gains                (94,555)         -      -
-------------------------------------------------------
                             $590,709   $      -  $   -
=======================================================

14.  SEGMENTED INFORMATION

     The Company operates in one business segment, Internet development and fulfilment services, from only one office in Canada. All of the Company's capital assets are located in Canada for the periods presented.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
================================================================================


15.  COMPARATIVE  FIGURES

     Certain figures presented for comparative purposes have been reclassified to conform to the current year's method of presentation.

16.  POST  BALANCE  SHEET  EVENTS

     (a) The Company, on May 29, 2000, sold 450,000 common shares in World Vacation Club.com to an unaffiliated purchaser for the sum of $79,837. No gain or loss was realized on the disposal.

     (b) The Company cancelled its subscription in the common shares of Idealab on April 17, 2000 and received the full refund of funds invested of $ 489,173.

     (c) The Company called its debentures in DevelopersNetwork.com Inc. as a result of a decision by all the related parties to cancel the Memorandum of Understanding dated February 23, 2000. The Company's investment with interest was fully refunded on May 29, 2000. The Company also received an option to acquire 50,000 common shares in DevelopersNetwork.com Inc. at $1 each exercisable within two years.

17.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES

     WEB  SITE  COSTS

     The costs of developing the commercial web sites are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for year would be $1,400,457 (1999 - $ 487,031). Total assets would be $2,532,932 (1999 - $250,271) and deficit would be $17,348,104 (1999 -
     $15,957,082).

     INVESTMENTS

     Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealized holding gains or losses on trading securities are included in the income. Unrealized holding gains and losses on available-for-sale securities are included in shareholders' equity.

     Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealized holding gains and losses are included in shareholders' equity.

     No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

DEALCHECK.COM  INC.
NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2000  AND  1999
================================================================================

17.     CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES  -  (Cont'd.)

RECENT  ACCOUNTING  DEVELOPMENT
-------------------------------

     In June 1998, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement No. 133", which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 200. This Standard is applicable for the Corporation's 2001 fiscal year and currently its impact, if any has not been determined.