Form 20-F
period 2001-03-31
DEALCHECK COM INC
filed 2001-08-23
CIK 1095435

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

     FOR THE FISCAL YEAR ENDED MARCH 31, 2001

                                       OR

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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report

4,619,916 Common shares without par value as at March 31, 2001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
                                                                Yes  X     No
                                                                    ---

Indicate by check mark which financial statement item the registrant has elected to follow

                                                            Item 17:  Item 18 X
                                                                             ---

                                TABLE OF CONTENTS


                                                                      PAGE NO.
                                                                      --------

Forward-looking Statements                                                  1

Foreign Private Issuer Status and Currencies and Exchange Rates             2


PART I
------

Item 1.   Identity of Directors, Senior Management and Advisors             3
Item 2.   Offer Statistics and Expected Timetable                           3
Item 3.   Key Information                                                   4
Item 4.   Information on the Company                                        8
Item 5.   Operating and Financial Review and Prospects                      12
Item 6.   Directors, Senior Management and Employees                        23
Item 7.   Major Shareholders and Related Party Transactions                 26
Item 8.   Financial Information                                             27
Item 9.   The Offer and Listing                                             28
Item 10.  Additional Information                                            30
Item 11.  Quantitative and Qualitative Disclosures About Market Risk        39
Item 12.  Description of Securities Other Than Equity Securities            39

PART II
-------

Item 13.  Defaults, Dividend Arrearages and Delinquencies                   40
Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds                                               40
Item 15.  [Reserved]                                                        40
Item 16.  [Reserved]                                                        40

PART III
--------

Item 17.  Financial Statements                                              40
Item 18.  Financial Statements                                              40
Item 19.  Exhibits                                                          40

FORWARD  LOOKING  STATEMENTS

This annual report includes "forward-looking statements." All statements, other than statements of historical facts, included in this annual report that address activities, events or developments, which we expect or anticipate, will or may occur in the future are forward-looking statements.

The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements.

These  forward-looking  statements  address,  among  others,  such  issues  as:

- future earnings and cash flow, - future plans and capital expenditures, - expansion and other development trends of the Internet and high technology industry,

-  expansion  and  growth  of  our  business  and  operations,  and

-  our  prospective  operational  and  financial  information.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors" and the following:

-   Fluctuations  in  prices  of  our  products  and  services,
-   Potential  acquisitions  and  other  business  opportunities,
-   General  economic,  market  and  business  conditions,  and
-   Other  risks  and  factors  beyond  our  control.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise, the terms "Dealcheck.com Inc." the "Company" and "Dealcheck" are used interchangeably in this Annual Report.

FOREIGN  PRIVATE  ISSUER  STATUS  AND  CURRENCIES  AND  EXCHANGE  RATES
-----------------------------------------------------------------------

FOREIGN  PRIVATE  ISSUER  STATUS:

Dealcheck.com, Inc., (the "Company"), is a Canadian corporation incorporated under the laws of the Province of Ontario. 89% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and most of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

CURRENCY  AND  EXCHANGE  RATES

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 17 of the Notes to Consolidated Financial Statements contained herein.

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

                                  2001       2000       1999
                                  ----       ----       ----

Rate at end of Period             .6336      .6879      .6626
Average Rate During Period        .6633      .6810      .6629
High Rate                         .6793      .6925      .7055
Low Rate                          .6336      .6636      .6351


                                     PART 1
                                     ------


ITEM  1  -  IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISORS
-----------------------------------------------------------------------

Not  applicable.

ITEM  2  -  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE
-------------------------------------------------------

Not  applicable.

ITEM  3  -  KEY  INFORMATION
----------------------------

(A)  SELECTED  FINANCIAL  DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2001, 2000 and 1999.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the fiscal years ended March 31, 1997,98, 99,2000 and 2001, on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY  OF  FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian
$)


OPERATING  DATA  -  FISCAL  YEAR  ENDED  MARCH  31

                           2001        2000       1999       1998     1997

Sales/ Gross revenue    $  351,242  $   35,861  $ 12,837      NIL      NIL

Loss from Continuing    $1,717,204  $1,390,457  $477,596  $563,035  $626,488
          Operations

Loss from discontinued      NIL         NIL         NIL   $190,959  $    446
Operations

Loss per Share          $     0.40  $     0.52  $   0.35  $   0.51  $   0.75

BALANCE  SHEET  DATA  -  AS  AT  MARCH  31:
-------------------------------------------

                           2001         2000          1999         1998         1997
Working Capital         $  526,296  $  1,483,128  $     28,690   ($649,329)   ($198,830)
    (Deficit)

Total Assets            $  908,644  $  2,542,932  $    259,706  $   61,541   $  116,744

Long Term Liabilities      NIL         NIL           NIL           NIL          NIL

Total Liabilities       $  149,123  $    220,312  $     98,290  $  705,028   $  234,596


Shareholders' Equity    $  759,521  $  2,322,620  $    161,416   ($643,487)  $  117,852
      (Deficit)

Number of Shares         4,619,316   4,117,616**   2,832,616xx   1,122,615    1,086,056
 Outstanding

* Recalculated on the basis of the 15:1 common share consolidation on October 29, 1998 to make them comparable with the fiscal 1999.

** The number of shares includes 68,300 shares, subscribed and paid for but not yet issued

xx The number of shares included 700,000 shares to be issued to shareholders in settlement of their advances of $525,000 at $0.75 per share. Shares were issued subsequent to the year-end.

(B)  CAPITALIZATION  AND  INDEBTEDNESS

Not  applicable

(C)  REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

Not  applicable

(D)  RISK  FACTORS

UNFAVORABLE  MARKET  CONDITIONS

The downward turn in the Technology Sector over the last year has made the climate for Internet start-ups unfavorable and reduced their liquidity. Consequently, the demand and market acceptance for Internet and high technology products is subject to a high level of uncertainty and risk. As a result, the incubation of Internet and high technology oriented businesses creates a substantial risk to the Company and may cause adverse impacts on the Company and its investee entities.

SECURITIES  OF  INFORMATION

Concerns regarding security of transactions and transmitting confidential Information over the Internet may have an adverse impact on the businesses of the entities in which the Company holds equity or non-equity interest. The management believes that concern regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in online transactions. If the Company or its investee entities that depend on such transactions do not add sufficient security features to the future product releases, the products and services may not gain market acceptance or there may be additional legal exposure.

The network infrastructure, i.e. E-Mail server, of the Company and its investee entities is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If a person circumvents the security measures imposed, he or she could misappropriate proprietary information or cause interruption in operations of the Company. Security breaches that result in access to confidential information could damage the reputation of the company and expose it to a risk of loss or liability. The Company and its investee entities may be required to make significant investments and efforts to protect against or remedy security breaches.

RISKS  RELATED  TO  LEGAL  UNCERTAINTIES

Because much of the investee entities' potential success and value lies in the ownership and use of intellectual property, and the failure to protect this intellectual property could negatively affect the Company and its investee entities. The ability to compete effectively is dependent in large part upon the maintenance and protection of intellectual property. We currently do not have patents or trademark registrations protecting our investee entities' products and other intellectual property. To date, we have relied on trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect the rights to investee entities' technology. Typically, confidentiality or license agreements are entered in with investee entities' consultants, customers, strategic partners and vendors in an effort to control access to and distribution of investee entities' software, firmware, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps we take may not prevent misappropriation of our investee entities' intellectual property, and the agreements entered may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United States. Litigation may be necessary in the future to enforce or protect our investee entities' intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business.

Investee entities may be subject to damaging and disruptive intellectual property litigation.

TECHNOLOGY  OBSOLESCENCE

The Company and its investee entities plan to operate in markets characterized by rapid technology change, frequent new product and service introductions and evolving industry standards. Significant technological changes could render the existing Web site technology or other products and services of the Company and its investee entities obsolete. The e-commerce market's growth and intense competition may exacerbate these conditions.

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

GOVERNMENT  REGULATIONS

Government regulations and legal uncertainties may place financial burdens on the business of The Company and its investee entities.

As at March 31, 2001, there were few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection of and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and the quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and e-commerce, which could decrease the potential revenue and place additional financial burdens on the business of the Company and its investee entities.

LAWS AND REGULATIONS DIRECTLY APPLICABLE TO E-COMMERCE OR INTERNET

Communications are becoming more prevalent. For example, US Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. Although these laws may not have a direct adverse effect on the proposed business of the Company and its investee entities, they add to the legal and regulatory burden faced by e-commerce companies.

DEPENDENCE  ON  KEY  INDIVIDUALS

Terence E. Robinson, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Kam Shah, Director and Chief Financial Officer, have been primarily responsible for the development and expansion of the Company's business, and the loss of the services of either of or both those individuals could have a material adverse effect on the Company. The Company currently has five-year consulting agreements with each of Messrs. Robinson and Shah, expiring on April 1, 2005.

EXCHANGE  RATE  RISK

The Company records its transactions and prepares its financial statements in Canadian dollars. During the Company's 2001 fiscal year, a material percentage of the Company's business was transacted in currencies other than the Canadian dollar. Any change in the value of the United States dollar against the Canadian dollar will affect revenues and earnings of the Company when translated into Canadian dollars.

SERVICE  OF  LEGAL  PROCESS  AND  ENFORCEMENT  OF  JUDGMENTS

It may be difficult for investors to effect service of process and to enforce judgments against the Company or those of its officers and Directors who are not resident in or citizens of the United States. The Company is an Ontario corporation. All of its Directors and officers are residents of Canada and all or a substantial portion of the assets of each of those persons and a substantial portion of the assets of the Company are located outside the United States. Consequently, it may be difficult for United States investors to effect service within the United States upon the Company or upon Directors or officers of the Company, or to satisfy judgments of courts of the United States predicated upon civil liabilities under United States federal securities laws.

ABSENCE  OF  DIVIDENDS

The Company has not paid any cash dividends and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Company anticipates that earnings, if any, will be retained to finance future growth.

ITEM  4  -  INFORMATION  ON  THE  COMPANY
-----------------------------------------

(A)  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY

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

The Company had no sales since April 1, 1996 and incurred significant losses since inception. Accumulated deficit at March 31, 2001 was approx. $19 million.

The Company's operating cash requirement during the fiscal year 2001 was primarily funded out of the $3.3 million private placement done at the end of fiscal 2000.

CAPITAL  EXPENDITURES

The Company spent $17,850 on capital assets, mainly comprising computers, leasehold improvements and furniture during the year ended March 31, 2001 compared to $9,896 in fiscal 2000 and $20,921 in fiscal 1999.

(B)  BUSINESS  OVERVIEW

In December 1999, the Company successfully initiated a private placement and raised a net amount of $3.2 million from the sale of 885,000 Company units, each unit priced at $2.80 US and comprised of one Company common share and one share purchase warrant,

The Company invested the funds raised in short term investments in marketable securities of new or emerging public companies, in non-marketable securities of private companies and in convertible debenture of a private company. All these companies were primarily engaged in development of Internet related businesses. Market value of these investments at March 31, 2000 was approx. $1.2 million.

The company developed a new Internet business concept and began the design and development work on this project, known as IRCheck.com. The project comprised development of a comprehensive, content-driven web site, which would provide details on Investors Relations firms for the small to medium size public companies seeking to outsource their investor relation matters. The revenue opportunities would include subscription fees chargeable to the owners of the contents included in the portal (IRCheck.com - IR firms) and user fees to the visitors to the portal requiring customized information beyond the basic free information. Other sources of revenue would include sponsorship, product packaging and sale of proprietary database. The Company spent a total of $10,000 up to the end of the fiscal year.

The Company also spent about $155,000 on developing its own comprehensive web site. And two other web site projects. However, at the year-end these projects were not considered commercially viable and the costs incurred were written off.

The Company made equity investments in three different new and emerging Internet businesses whose business strategy shows synergy with the Company's core business. Net amount invested in these businesses at March 31, 2000 was $782,687.

During the fiscal year the company provided certain accounting and administrative services to one of the investees for which the Company charged a fee of $10,000. The arrangement with this investee expired on March 31, 2000 and no further services were expected to be provided to the said investee.

OVERVIEW  OF  THE  FISCAL  YEAR  ENDED  MARCH  31,  2001

SHORT  TERM  INVESTMENTS

Funds available from the private placement were invested in marketable securities of high technology companies, which were essentially in start up, or development stage mode, given the much higher value appreciation the shares of these companies were showing at that time. Investments in marketable securities were made through three major brokerage firms with whom the Company opened accounts for this purpose. These investments were intended to be for a short period of less than six months, until identification of and investment into long-term business opportunities.

Unfortunately, the period from January 2000 to date proved to be a disaster for the entire high tech sector and particularly for the emerging and start up companies, which were forced to down size or close its operations due to severe shortage of cash. The market values of their shares plunged significantly. While the company managed to liquidate some of its investments, it suffered heavy losses on most of them. The net realized loss for the fiscal 2001 was approximately $600,000.

BUSINESS  PROJECTS

The IRCheck project, which began in fiscal 2000 was completed and launched in March 2001. The IR Check is wholly owned and funded by the Company. It is an investor relations portal providing on line database of investors relations firms in North America. As part of this project, the company licensed to an affiliated company, its database of brokerage firms and investors relations firms for an annual fee plus a usage fee based on revenue earned from the use of this database. Revenue of about $152,000 was earned from such licensing.

Dataloom Inc., in which the Company invested $500,000US in fiscal 2000 for about 5% equity went through restructuring in March 2001 resulting in transfer of its assets to a new company. The Company received 5% equity in the new company at a nominal additional cost in return for supporting the restructure. Although the management believes that the restructuring will provide better protection to its investment value, a more conservative view was taken for accounting purposes and the investment was fully written off at the year-end.

During the fiscal 2001, the company funded a new project through an Ontario private company in which the Company has full equity ownership. The investee company's business strategy is to develop and market and/or license web enabled wireless and portable Internet appliances using latest wireless connectivity technologies like Bluetooth. First of its projects relates to a medical data logging device. The Company invested about $113,000 by March 31, 2001 towards the development of a prototype of the device.

The Company also lent about $200,000 to an affiliated company engaged in the entertainment industry. These advances are convertible in the equity of that company at the option of the Company.

Full details of these investments and related business activities are provided under "Operating and Financial Review and Prospects " section of this Report.

FULFILLMENT  SERVICES

During the year, the company charged $120,000 to an affiliated company for lending the services of its consultants. The management believes that similar types of fulfillment services may be required on a regular basis and will form part of one of the regular revenue sources for the Company.

(C)  ORGANIZATIONAL  STRUCTURE

The Company has two wholly owned subsidiaries. Foodquest Inc. and 1388755 Ontario Inc. Foodquest Inc. has been inactive since 1998 and is currently a shell with no assets or liabilities. 1388755 Ontario Inc. is engaged in development of a prototype of a wireless and portable Internet appliance for medical data logging system. The Company directly carries out all other investments and operations.

(D)  PROPERTY  PLANTS  AND  EQUIPMENT

The administrative head office of the Company is located in leased premises at 65 Queen Street West, Suite 1905, Toronto, Ontario, Canada. The current lease will expire on May 30, 2005.

Total area of the premises is approximately 4,000 sq. ft., about 68% of these premises have been sub leased to affiliated entities.


ITEM  5  -  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS
-------------------------------------------------------------

(A)  OPERATING  RESULTS

The following discussion should be read in conjunction with the financial Statements of the Company and notes thereto contained elsewhere in this report.

RESULTS  OF  OPERATIONS

Year  ended  March  31            2001           2000              1999
                              --------------in  000'  CDN$-------------

Income                             351             36                13
Expenses                         2,068          1,426               490
                              -----------------------------------------
Net  Loss  for  year             1,717          1,390               477

Deficit at end of year          19,055         17,338            15,948

OVERVIEW

During fiscal year 1999, the management developed a new business strategy, which comprised investing in Internet oriented businesses and projects and fulfillment services.

During the fiscal year 2000, the Company successfully completed a private placement and raised about $3.3 million. The management also began reviewing and investing in various Internet business opportunities.

Fiscal year 2001 saw a melt down of high technology sector forcing many new and emerging Internet businesses to cut down and restructure their businesses significantly or even close them due to severe cash shortage. The Company's investments were therefore adversely affected. The Company had to liquidate and salvage whatever value it could recover from its investments while continuing its business strategy in a selective way. The Company survived the year with higher deficit but with a cleaner assets portfolio and clearer business strategy for the future.

Three  identifiable  business  segments  evolved  during  the  fiscal  2001.

INCUBATION - This segment related to investing mainly in start up companies with Internet and high technology oriented business plans.

This was according to the stated business strategy of the Company, which it pursued, in the fiscal 2000. Unfortunately, the adverse business climate for this sector during the year resulted in the Company sustaining heavy losses in this segment.

COMMERCIAL WEB SITES AND PROJECT DEVELOPMENT: This segment related to the Company's investments in wholly owned commercial web sites and projects. The company invested in two projects - IRCheck.com, which was completed and began generating revenue during the fiscal 2001 and the Biochex project through an Ontario private company where the Company has full ownership equity. Both these projects are further detailed later in this report.

FULFILLMENT SERVICES: This segment provides administration and operational services to investee companies and other entities where the company may choose to invest in future.

INCOME

Overall revenue of the Company increased significantly to $351,242 in fiscal 2001 compared to $35,861 in fiscal 2000 and $12,837 in fiscal 1999.

Various  sources  of  income  are  discussed  below.

OPERATIONAL  SERVICES  INCOME

The company earned $120,000 from providing consulting services to an Ontario affiliate. These services comprised lending the services of two of its directors during the fiscal year in the finance and business development areas of the affiliate. The Company earned $10,000 in fiscal 2000 from similar services to a non-affiliated investee.

LICENSE  AND  USAGE  FEES

The  Company was able to license its database related to its commercial web site
- IRCheck.com to an affiliate under a licensing agreement. A total of $151,508 was earned from this source. No such income was received in the earlier fiscal years.

The licensing agreement was entered with an affiliate on arms length terms. The income consisted of an annual license fee of $75,000 plus a usage fee at 10% of the gross revenue, which for the fiscal 2001 came to $76,508.

OTHER  INCOME

The other income totaled $79,734 in the fiscal 2001 compared to $25,861 in fiscal 2000 and $12,837 in fiscal 1999.

The other income included Interest earned of $15,383 (2000: $20,524, 1999: nil) on funds with the brokerage firms and interest charged on advances and balances receivable.

Other item in other income was an exchange gain of $49,269 (2000: $5,337 and 1999: $12,837). The exchange gain mainly resulted from conversion of US Dollar items into Canadian Dollar. The exchange rate between these currencies changed from $1.4537 Canadian to one US Dollar at the end of fiscal 2000 to $1.5784 Canadian at the end of fiscal 2001

The remaining of the other income of $15,082 related to a one-time facilitation fee earned during the fiscal 2001. No such income was earned in the prior fiscal years.

EXPENSES

The  overall  analysis  of  the  expenses  is  as  follows:

                                        2001         2000        1999

Operating expenses                   $  703,634   $  835,609   $490,433
Net loss on investment                1,364,812      590,709          -
------------------------------------------------------------------------

                                     $2,068,446   $1,426,318   $490,433
------------------------------------------------------------------------


OPERATING EXPENSES

TRAVEL, PROMOTION AND CONSULTING  -

Year ended March 31                     2001         2000       1999
------------------------------------------------------------------------

Travel, meals and entertainment      $   51,566   $  102,545   $ 17,310
Consulting                              170,252      315,376    306,027
Promotion                                   142       49,914          -

------------------------------------------------------------------------
                                     $  221,960   $  467,835   $323,337

========================================================================
% of operating expenses                      32%          56%        66%


During the fiscal 2001, the management focused more on liquidating and preserving the existing investments in the light of the adverse business climate in high tech industry sector and handling more own web site and technical projects. As a result, traveling and related costs reduced considerably.

Increase in travel, meals and entertainment costs during the fiscal 2000 compared to the earlier years was due to significant increase in the business activities involving review and discussions with regards to various business opportunities.

Consulting  costs  include  a  consulting  fee of $90,493 (2000: $176,550, 1999:
$177,972) charged by a shareholder under a Consulting agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. This contract expired on September 30, 2000 and was not renewed. Other consulting fees of $79,760 in fiscal 2001 ($138,826 in fiscal 2000 and $128,055 in fiscal 1999)
related  to  fees  paid  for  general  IT,  management  and  corporate services.
Significant decrease reflected the management's decision to consolidate its activities rather than expand as explained earlier.

Promotion costs in the fiscal 2000 comprised advertisements in magazines and on the Internet, relating to the Company's business strategy to attract business opportunities. No additional promotional efforts were made in the fiscal 2001.

PROFESSIONAL  FEES

Professional fees in fiscal 2001 were $97,593 compared to $94,688 in fiscal 2000 and $39,113 in fiscal 1999. The fees related to the professional services availed in connection with accounting, audit and various compliance matters.

PROJECTS  DEVELOPMENT  COSTS

Total costs were $15,121 in fiscal 2001 compared to $155,370 in fiscal 2000. There were no such costs in the prior years. There were four projects under development in fiscal 2000 compared to one in fiscal 2001, which accounts for the reduction in costs in fiscal 2001. Further details of these projects are given in the Investment section under "Liquidity and Capital Requirements"

SHAREHOLDERS  INFORMATION

Total costs during the fiscal 2001 were $204,005 compared to $6,268 in fiscal 2000 and $11,350 in fiscal 1999. Fiscal 2001 costs include an investor relations cost of $180,425, which alone accounted for the significant increase in this year compared to the earlier years. Effective April 1, 2000, an investor relations contract was signed with an affiliate at the fee of $10,000 US, which is in line with the fees charged by the said firm to its other non related clients. The management believed that an effective communication was essential with the shareholders and other investing community in view of the Company's listing on the Over The Counter Bulletin Board of NASDAQ and significant increase in its business activities and therefore have decided to contract this work to a professional firm.

Other costs related to the costs of press releases, annual and special meeting of the shareholders and fees for various statutory filings with regulatory bodies in Canada and the USA.

OTHER  OPERATING  COSTS

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in fiscal 2001 were $164,955 compared to $111,448 in fiscal 2000 and $116,597 in fiscal 1999.

NET  LOSS  ON  INVESTMENTS

The net loss in fiscal 2001 was $1,364,812 compared to $590,709 in the fiscal years 2000 and $ nil in fiscal year 1999.

The  net  loss  is  made  up  of  three  components  -

HOLDING GAIN OR LOSS related to short term investments in marketable securities of new and developing companies and resulted from adjusting the costs of these investments to their quoted market values at the year end as per the stated accounting policy. At March 31, 2001, there was no such significant loss or gain since most of the short-term investments were disposed of during the fiscal year. The holding loss at March 31, 2000 was $612,794, which related to the securities that were disposed off during the fiscal 2001.

PROVISION FOR NON-TEMPORARY IMPAIRMENT related to the reduction made in the carrying value of a long-term investment at the year-end based on the management's conservative evaluation of the factors leading to a decline in the value of a permanent nature as per the stated accounting policy. Investment in Dataloom Inc. of US$500,000 was written down to nil value at March 31, 2001 resulting in a provision of $789,200 for non-temporary impairment. The amount of such provision in the fiscal 2000 was $72,470, which related to investment in Ouryearbook.com Inc.

REALIZED GAINS AND LOSSES RELATED to the difference between the net proceeds and carrying value of investments as per the stated accounting policy. At the end of fiscal 2000, the company invested funds from the private placement proceeds in various marketable securities in new and start up companies in the technology sector. However, significantly adverse market conditions in this industry sector forced the management to begin disposing these securities as quickly as possible in the light of the fast declining market values of these securities. The company's investments, as a result, realized a net loss of $575,612 in the fiscal 2001 compared to a net gain of $94,555 in fiscal 2000.

Further details on the major investments are given under Investment section of "Liquidity and Capital Requirement " below.

(B)  LIQUIDITY  AND  CAPITAL  RESOURCES

CASH  AND  WORKING  CAPITAL

Cash on hand at March 31, 2001 was $40,737 compared to $425,968 at March 31, 2000. Similarly, net working capital at March 31, 2001 was approx. $0.5 million compared to approx. $1.5 million at March 31, 2000.

During the fiscal 2001, the company was able to recover the full amount of $489,173 of the subscription advance given in fiscal 2000, which the company decided not to proceed with at the end of fiscal 2000. No further advances were received from shareholder. Further capital of $32,105 was raised from the exercise of the warrants by two of the private placees during the year. An advance of $122,000 provided by a shareholder in the earlier year was converted to equity in the fiscal 2001.

Significant improvement in the liquidity of the Company in fiscal 2000 was the result of a successful private placement of approx. $3.3 million and non interest bearing advances arranged by a shareholder under a consulting contract of approx. $480,000; $300,000 of which were converted to equity during the year.

Trade payables and accruals at March 31, 2001 were $64,804 compared to $40,549 at March 31, 2000.

The net cash spent on operations during the fiscal 2001 was $546,873 compared to $678,197 in fiscal 2000 and $511,295 in fiscal 1999. A marginal decrease was due to reduction in travel, entertainment and consulting costs as explained earlier.

The management estimates that its working capital requirements to remain at around $500,000 for the next twelve months, which it hopes to cover from the funds expected from the operational services fee, IRCheck data base licensing and usage fee and IRCheck web site products and services sales.

NEW EQUITY CAPITAL

PRIVATE PLACEMENT

During the fiscal 2001, the directors extended the expiry date of the warrants attached to the Units sold under a private placement in the fiscal 2000 to March 12, 2001 and also revised the exercise price to US$0.20 per warrant. Two of the private placees exercised their warrants and acquired 101,200 common shares for US$20,240. The changes to the terms of the warrants were within the authority granted to the directors by the shareholders in their annual and special meeting on November 13, 2000. The directors thought this to be a prudent decision as the company is in need of working capital.

Some of the other private placees had indicated their intention to exercise their warrants after they had been apprised of the financial condition of the company based on the audited financial statements. As such, the directors decided to grant a further extension of the warrants after the audited financial statements are sent to the shareholders.

DEBT  CONVERSION  INTO  EQUITY

During the fiscal 2001, the company converted debt of $122,000 into equity by issuance of 400,000 at US$0.20, which price approximated the then prevailing market price. Such conversions were within the approval given by the shareholders in their annual and special meeting of November 13, 2000.

INVESTMENTS

SHORT  TERM  INVESTMENTS  AND  SUBSCRIPTION  ADVANCE

The  relative  holdings  for  the  two  years  at  market  value are as follows:

                                        2001       2000

Various trading securities             $38,068  $  371,917
Idea Lab.com - subscription advance          -     489,173
World Vacation Club.com Inc.                 -     288,616
Developersnetwork.com Inc. -debenture        -      36,741
----------------------------------------------------------
                                       $38,068  $1,186,447
----------------------------------------------------------

These investments were intended only for a short period of less than six months until the management could identify investment opportunities according to the stated business strategy of the Company.

As explained earlier, worsening market conditions for the technology section since March 2000 forced to management to begin disposal of these securities as soon as possible to minimize the losses. These losses were estimated at around $612,000 at March 31, 2000, and were fully provided as holding losses in the fiscal 2000.

TRADING  SECURITIES

At March 31, 2001, The Company's major investment in this portfolio consisted of 80,000 common shares of Mecaserto Inc. bought at a cost of about $165,000US in fiscal 2000. This investment was valued at the market value of $31,568 ($20,000US) and the balance was fully provided for as holding losses - $229,514 ($145,000US). Given the value involved, the management visited Mecaserto operations in France during the fiscal 2001 and reviewed their latest business plans and financial details. Based on these reviews, the management is of the opinion that the market value of this investment is likely to improve in the near future once Mecaserto is able to move from Pink sheet listing to OTCBB of NASDAQ.

IDEALAB.COM

During the fiscal 2000, The Company agreed to buy and paid for 25,000 common shares of Idealab.com from a private purchaser. However, the paperwork processing was lengthy and meanwhile the management re examined the business strategy of Idealab.com and felt that the Company might not generate as much value growth as was originally thought. The management therefore canceled the purchase and full amount was, as a result, refunded in May 2000.

WORLD  VACATION  CLUB.COM

The Company was one of the founding members of World Vacation Club.com, (WVC) a Nevada Private Company seeking to develop online vacation properties rental/management services, currently at a development stage. The Company invested $64,914 in equity capital of WVC up to March 31, 1999 and acquired further equity interest during fiscal 2000 raising its investment to 289,616 by January 2000, which constituted about 35% equity interest in WVC. The Company's cost of this investment averaged $0.20 per share or approx. US$0.15 per share. The company however never intended to exercise any control nor did it have any representation on the board of WVC. The original intention of the Company was to benefit from value growth when WVC was to go public.

However, in May 2000, the Company received a legal opinion that the proposed business activity of WVC could amount to trading in securities and that WVC might have to first comply with various securities and real estate regulations in the US before it could pursue its business plan. This might considerably delay WVC plans to go public or launch its proposed activities and also might entail much more financing than originally envisaged. As a result, the management decided to dispose of this investment. Investments with the carrying value of $79,837 were sold at cost to an arms-length purchaser in May 2000 and the management was actively seeking purchasers of its remaining equity interest in WVC. Unfortunately, WVC was unable to initiate any further interest from the prospective investors and remained an inactive shell without any cash. Although the management of WVC still continues to look for alternative ways to keep the company and their business plan alive, the Company decided not to hold this investment at the year end owing to the regulatory issues as explained above. The Company therefore sold on March 22, 2001, the balance of the investment in WVC to a non-related third party for a nominal price of $10 and wrote off the balance $228,463 subject to a condition that would survive the sale for five years from the date of the sale, that should the purchaser realize more than $10 from the disposal of these shares during this period, 80% of the proceeds would be payable to the Company.

DEVELOPERSNETWORK.COM  INC.

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

PRODUCT  DEVELOPMENT

The following is a summary of product development costs incurred by project:

                                                                2001     2000

IRCheck.com                                                   $ 21.370  $10,000
Biochecx.com                                                  $113,151        -
--------------------------------------------------------------------------------
                                                              $134,521  $10,000
================================================================================


IRCHECK.COM

The concept was internally developed during the fiscal 2000 and involves developing a web site which provides a comprehensive data base of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The Company spent $10,000 up to March 31, 2000, in getting the web site design completed by an independent design firm. A further sum of $15,010 was incurred in the fiscal 2001 in development work and the Web site was eventually completed and launched on March 5, 2001, as www.ircheck.com
                                                                 ---------------

As part of this project, the company is compiling a comprehensive database of Investors relations firms and brokerage firms in North America. The company has licensed the use of this database to an affiliated Ontario company on a non-exclusive basis for an up front fee plus a percentage of the gross revenue. Total income earned from this source during the fiscal 2001 was $151,508.

The company will now focus on marketing the web site to Investor Relations Firms in an attempt to increase hits and traffic to the Site during the fiscal 2002.

BIOCHEX.COM

During the fiscal 2001, the Company acquired full equity ownership of 1388755 Ontario Inc., which is an Ontario incorporated private company.

1388755 Ontario Inc.'s objective is to innovate and develop cost-effective, secure and portable Internet appliances, with wireless connection to the Web, using the latest technologies for wireless connectivity such as Bluetooth (short range, low power radio technology), 802.11HR and Wi-Fi.

1388755 Ontario's first project, named "Biochex", is the development of an Internet enabled medical data logging device, that is both wireless and portable. Mr. Jose Laraya, an electronic engineering graduate of Tokyo University, who has developed other innovative technologies, leads the development work. Mr. Laraya developed the world's first APL computer using an 8-bit microprocessor, the first IBM compatible LCD laptop computer employing voice recognition, encryption systems based on digital speed compressors and many others.

1388755 Ontario Inc. continues to work on the development of Biochex and anticipates a fully functional and secured web site by October 2001.

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

                                        2001      2000

Hotlamp Interactive Technologies Inc.  $55,802  $ 55,802
Dataloom Inc.                                -   726,885
--------------------------------------------------------
XLoom Inc.                               2,488
--------------------------------------------------------
                                       $58,290  $782,687

HOTLAMP  INTERACTIVE  TECHNOLOGIES  INC.

Hotlamp is a Nevada based private company engaged in software development and multimedia products. The Company's equity investment is less than 1% of the Hotlamp's equity.

DATALOOM INC. / XLOOM INC.

Dataloom Inc., a Seattle, Washington based private company, in which Dealcheck invested $500,000US representing about 5% of the equity of that company, restructured its operations on March 31, 2001, by transferring its intellectual properties and certain assets to a newly formed Seattle, Washington based private company, XLoom Holdings Inc.(XLoom). Dealcheck now owns 165,921 common shares of XLoom representing approximately 5% of the issued shares of XLoom. The current shares structure of XLoom replaces about 24.8 million shares of Dataloom Inc. with 3.3 million shares of XLoom.

Dataloom Inc., a software development company, ran into financial difficulty and was unable to raise sufficient funds to continue its operations.

XLoom has a new CEO, Mr. Gordon Harter who brings over 20 years of experience in operations management with global expansion in high technology sector. XLoom is engaged in development and marketing of the xLoom Application Framework software (xFrame). XFrame rapidly extends existing business applications, allowing secure wired, wireless and even voice-enabled access to critical enterprise data. Integrated with Microsoft's .NET Framework, xFrame will allow businesses to rapidly and securely extend applications to include currently popular wired and wireless devices. Since April 1, 2001, Xloom generated over $230,000US in billings to date to a major Japanese customer, Janet (Japan Network Systems Co. Ltd.) on the Nikkei Desktop Project.

The management of the Company supported the restructuring since it believed that the new company was better structured with less liabilities and burn rate and more focused product development and marketing strategy. It is more likely to attract further investment and be commercially successful than Dataloom Inc.

However, since the restructuring resulted in Dataloom Inc. becoming an inactive shell company, the management, following a conservative accounting policy, decided to write off its investment in Dataloom Inc. in full at the end of the fiscal 2001.

(C)  RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES  ETC.

Not  applicable

(D)  TREND  INFORMATION

The management focus during the fiscal 2002 will be on marketing its IRCheck.com web site and completing the "Biochex" prototype and then exploring strategic partners and investors for initiating commercial application of the "Biochex" products.

The Company is also seeking acquisition and merger possibilities as well as other new potential financial partners.



ITEM  6  -  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES
----------------------------------------------------------

(A)  DIRECTORS  AND  SENIOR  MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

------------------------------------------------------------
Name and Position                         Commencement of
With the Company               age        Service
------------------------------------------------------------

Terence Edward Robinson        41         October 1, 1991
Chairman and
Chief Executive Officer

Kam Shah                       49         January 3, 1999
Director and
Chief Financial Officer

Dean Bradley                   68         November 13, 2000
Director
------------------------------------------------------------

TERENCE ROBINSON is Chairman of the Board and Chief Executive Officer of the Company. Mr. Robinson is responsible for the shareholders relations, arranging the required financing, reviewing investment opportunities and overall operating strategies for the Company. He has over 18 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start-up and small cap companies.

During the last five years, Mr. Robinson acted as a CEO of Dealcheck.com Inc and an executive officer of Current Capital Corp., a private Ontario corporation, having its head office in Toronto. CCC provides venture capital financing to start up companies and investors' relations services to public companies.

Mr. Robinson was also an executive producer of a children's film, "Beethoven Lives Upstairs," which won him an Emmy Award in 1992.

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

DEAN BRADLEY is a non-executive director based in Seattle, Washington. He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations. Currently he is the President and CEO and a director of PhotoWorld Inc., a Seattle, Washington, based private corporation engaged in providing in-store digital photographic services.

JOHN ROBINSON was the director and president of the Company. He resigned in December 2000 owing to his commitments with other companies.

Mr. Terence Robinson and Mr. John Robinson are related to each other as brothers.

MANAGEMENT  TEAM

The  Company  's  current management team consists of the following individuals:

Mr.  Terence  Robinson  -  see  above  for  his  background.

Mr.  Kam  Shah  -  see  above  for  his  background.

Both, Mr. Robinson and Mr. Shah signed consulting agreements on April 1, 2000, for a term of five years. Copies of these agreements are included in the

Exhibits. These contracts were ratified by the shareholders in their annual and special meeting on November 13, 2000.


(B)  COMPENSATION

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

The Company does not have any pension plans.

2.     DIRECTORS  AND  OFFICERS  OF  THE  COMPANY

During the fiscal year ended March 31, 2001, the aggregate cash remuneration paid or payable by the Company and its subsidiary to its directors and executive officers for services rendered was $150,400 and total expenses reimbursed were $55,959.

(C)  BOARD  PRACTICES

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

AUDIT  COMMITTEE

The members of the audit committee consist of Terence Robinson and Kam Shah. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

(D)  EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E)  SHARE  OWNERSHIP

In the Annual General Meeting held on November 13, 2000, the shareholders empowered the directors to increase the limit on maximum number of stock options that might be issued from time to time to employees, officers, consultants and directors of the Corporation under the 1999 Stock Option Plan from 10% to 25% of the issued and outstanding common shares of the Corporation at the time of such issue.

No  options  have  been  granted  under  this  Plan.


ITEM  7  -  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
------------------------------------------------------------------

(A)  MAJOR  SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

To the best of its knowledge the Company is not directly nor indirectly owned or controlled by another corporation(s) or by a foreign government.

The following table sets forth information on all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock, as of May 31, 2001, provided by the Company's transfer agents, the depository trust company and brokers. Except as may be otherwise indicated in the footnotes to the table, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

          Name  of                 Common  Stock       Percent
     Beneficial  Owner          Beneficially  Owned     Owned

Frank  Calandra  in  Trust          300,000                 6%
Adolph  Weinacker                   300,000                 6%

There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

Holders of Common stock are entitled to one vote per share.

At May 31, 2001, the Company had 4,619,316 shares of common stock outstanding, which as per the details provided by the Transfer Agents, were held by 1,042 record holders, 506 of which, holding an aggregate of 501,514 shares of common stock, were in the United States.


(B)  RELATED  PARTY  TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the respective parties. Related party transactions have been listed below:

- Licence and usage fee income of $151,508 (2000 - Nil; 1999 - Nil) and consulting service fee income of $120,000 (2000 - $10,000; 1999 - Nil) were earned from a corporation, which has common management

-    Included  in shareholders information expense is $180,425 (2000 - Nil; 1999
     -  Nil)  to  a  corporation,  which  has  common  management

- Rent and telephone expense are net of recoveries of $110,587 (2000 - $43,106; 1999 - Nil) from corporations, which share common management and directors.

- Interest earned from related corporations amounts to $8,458 (2000 - $1,669; 1999 - Nil).

- Consulting fees include amounts to a shareholder corporation of $90,482 (2000 - $176,550; 1999 - $177,972).


(C)  INTERESTS  OF  EXPERTS  AND  COUNSEL

Not  applicable


ITEM  8  -  FINANCIAL  INFORMATION
----------------------------------

(A)  CONSOLIDATED  STATEMENTS  AND  OTHER  FINANCIAL  INFORMATION

Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

LEGAL  PROCEEDINGS

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

DIVIDEND  POLICY

The Company has not paid any dividends on its Common Shares and does not currently intend to declare and pay dividends on its Common Stock in the foreseeable future.

(B)  SIGNIFICANT  CHANGES

There have been no significant changes since the date of the financial statements included in this annual report.


ITEM  9  -  THE  OFFER  AND  LISTING
------------------------------------

(A)  OFFER  AND  LISTING  DETAILS

The following table sets forth the reported high and low sale prices and volume traded for the common shares as quoted on OTCBB or Pink Sheet on a quarterly basis since April 1, 1999


-------------------------------------------------------
PERIOD (M/D/Y)          HIGH         LOW     VOLUME FOR
                          (IN US DOLLAR)      QUARTER
-------------------------------------------------------

4/1/99 - 6/30/99*       3.125       1.375     230,700
7/1/99 -  9/30/99*       2.50        1.75     152,700
10/1/99 - 12/31/99       8.00        2.00     277,500
1/1/00 - 3/31/00         6.50        2.75     223,000

4/1/00 - 6/30/00         1.80        .875     925,000
7/1/00 - 9/30/00         1.70        .625     983,000
10/1/00 - 12/31/00       1.06         .21   1,945,000
1/1/01 - 3/31/01          .40         .13   1,630,000

     - Reflects prices after the consolidation of 15 old common shares into 1 new common share.

--------------------------------------------------------------------------------


The following table sets forth the reported high and low sale prices and average volume traded for the common shares as quoted on CDN on a quarterly basis since April 1, 1999

--------------------------------------------------------------------------------
  PERIOD (M/D/Y)     HIGH            LOW             VOLUME FOR

                     (IN CANADIAN DOLLAR)

================================================================================
4/1/99 - 6/30/99*  x
7/1/99 - 9/30/99*  x

     - Reflects prices after the consolidation of 15 old common shares into 1 new common share.
     X    There was only one transaction - 1,000 shares traded for $3.75 - since
     Consolidation  date  till  to  date.

--------------------------------------------------------------------------------

As of May 31, 2001, the Company's share register indicated that 501,514 of the issued and outstanding common shares were held by 506 shareholders with addresses in the United States, representing approximately 11% of the issued and outstanding common shares of the Company.

(B)  PLAN  OF  DISTRIBUTION

Not  applicable

(C)  MARKETS

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

(D)  SELLING  SHAREHOLDERS

Not  applicable

(E)  DILUTION

Not  applicable

(F)  EXPENSES  OF  THE  ISSUE

Not  applicable

ITEM  10  -  ADDITIONAL  INFORMATION
------------------------------------

(A)  SHARE  CAPITAL

Not  applicable

(B)  MEMORANDUM  AND  ARTICLES  OF  ASSOCIATION

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on June 12, 2000 to which our Articles of Incorporation and Memorandum were filed as exhibits.

(C)  MATERIAL  CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts in the preceding two years.

(D)  EXCHANGE  CONTROLS

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payment to non-resident holders of Common Stock, other than withholding tax requirements. Additional information is contained under the caption "Item 10(E) Taxation" below.

There is no limitation imposed by Canadian law or by the Articles of Amalgamation or other constituent documents of the Company on the right of a non-resident to hold or vote Common Stock, other than as provided by the Investment Canada Act (Canada), as amended, including as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act (Canada). The following summarizes the principal features of the Investment Canada Act for non-residents who propose to acquire Common Stock.

The Investment Canada Act (the "Act"), enacted on June 20, 1985, as amended up to March 31, 2001, including as amended by the North American Free Trade Agreement Implementation Act (Canada) and the World Trade Organization Agreement Implementation Act (Canada), requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. For purposes of the Act, "control" can be acquired through the acquisition of all or substantially all of the assets used in the Canadian business, or the direct or indirect acquisition of voting interests or shares in an entity that carries on a Canadian business or which controls the entity which carries on the Canadian business whether or not that controlling entity is Canadian. Under the Act, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where at least one-third, but less than a majority, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

Investments requiring review and approval include (i) a direct acquisition of control of a Canadian business with assets with a value of CDN $5,000,000 or more, (ii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $50,000,000 or more; and (iii) an indirect acquisition of control of a Canadian business where the value of the assets of the Canadian business and of all other Canadian entities the control of which is acquired directly or indirectly is CDN $5,000,000 or more and represents greater than 50% of the total value of the assets of all of the entities, control of which is being acquired. Subject to certain exceptions, where an investment is made by a "WTO investor" or the Canadian business is controlled by a WTO investor (as defined in the Act), the monetary thresholds discussed above are higher. In these circumstances the monetary threshold with regard to the acquisitions discussed in (i) and (iii) above for 2001 is CDN $209,000,000 multiplied by the quotient obtained by dividing the current nominal gross domestic product of Canada ("GDP") by the previous year's GDP, as determined in accordance with the Act. Other indirect acquisitions of Canadian businesses by or from WTO investors are not subject to review. A "WTO investor", as defined under the Act, includes an individual who is a national of a member of the World Trade Organization or who has the right of permanent residence in relation to such member, and an entity that is controlled by a WTO investor in accordance with the Act. Certain other corporations, limited partnerships and trusts may also qualify as WTO investors. Special rules apply with respect to investments by non-Canadians to acquire control of Canadian businesses that engage in certain specified activities, including financial services, transportation services and activities relating to Canada's cultural heritage or national identity.

If an investment is reviewable, an application for review in the form prescribed by regulation is normally required to be filed with the Director of Investments, established by the Act, prior to the investment taking place and the investment may not normally be consummated until the review has been completed and ministerial approval obtained.

The Director of Investments will submit the application for review to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director of Investments by a province that is likely to be significantly affected by the investment. The Minister will then determine whether the investment is likely to be of "net benefit to Canada", taking into account the information provided and having regard to certain factors of assessment prescribed under the Act. Among the factors to be considered are: (i) the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national, industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada's ability to compete in world markets.

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

Where the Minister has advised the investor that he is not satisfied that the investment is likely to be of "net benefit to Canada," the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon between the investor and the Minister). On the expiration of the 30-day period (or an agreed extension), the Minister must notify the investor whether or not he is satisfied that the investment is likely to be of "net benefit to Canada." In the latter case, the investor may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

(E)  TAXATION

The following summary describes the principal US federal income and Canadian tax consequences of the beneficial ownership and disposition of Common Stock. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant. This summary is not intended as tax advice and is limited to US Holders and Non-US Holders (as defined below) who hold the Common Stock as a capital asset, whose functional currency is the US dollar and who do not own Common Stock in carrying on a business through a permanent establishment, or in connection with a fixed base, in Canada. This summary does not address the tax treatment of US Holders that may be subject to special US federal income tax rules, such as regulated investment companies, real estate investment trusts, banks, tax-exempt entities, insurance companies, US Holders subject to the alternative minimum tax, brokers or dealers in securities or currencies, and persons holding the Common Stock as part of a "hedging,"
"straddle," "conversion transaction," "synthetic security" or "integrated investment" for federal income tax purposes or other risk-reduction transaction, or US Holders who own (directly, indirectly or constructively by attribution) 10% or more of the total combined voting power of all classes of the Company's stock entitled to vote.

For purposes of this summary, the term "US Holder" means a beneficial owner of Common Stock that is, for US federal income tax purposes, (i) a citizen or resident of the US, (ii) a corporation or other entity created or organized under the laws of the US or any political subdivision thereof, (iii) an estate the income of which is subject to US federal income tax regardless of its source, or (iv) a trust if a US court can exercise primary supervision over the administration of such trust and one or more US persons has the authority to control all substantial decisions of the trust. A "Non-US Holder" is such a beneficial owner that is not a US Holder.

The summary of US tax considerations is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, rulings and judicial decisions in effect as of the date of hereof, all of which are subject to change, with possible retroactive effect. No ruling from the Internal Revenue Service (the "IRS") will be sought with respect to the Common Stock, and the IRS could take a contrary view with respect to the matters described below. Holders should consult their tax advisors as to the US federal, state, local, and other tax consequences to them of the purchase, ownership and disposition of Common Stock.

The discussion of Canadian Tax considerations is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), all proposed amendments to the Act and the regulations thereto as of the date hereof, the Convention and counsel's understanding of published administrative practices of the Canada Customs and Revenue Agency and judicial decisions, all of which are subject to change. The discussion does not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions in the United States.

THIS DISCUSSION IS GENERAL IN NATURE AND IS NOT INTENDED TO BE NOR SHOULD IT BE CONSTRUED AS LEGAL OR TAX ADVICE TO ANY PARTICULAR SECURITYHOLDER. THEREFORE, SECURITYHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THEIR INVESTMENT IN THE COMMON STOCK.

CANADIAN  TAX  CONSIDERATIONS

Dividends paid or credited on the Common Stock to Unconnected US Shareholders will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable to dividends paid to Unconnected US Shareholders that beneficially own Common Stock is 15%. In the case of Unconnected US Shareholders that are US corporations that beneficially own 10% or more of the voting shares of the Company, the applicable withholding tax rate is 5%.

Gains recognized by Unconnected US Shareholders on the disposition of Common Stock generally will not be subject to tax in Canada. If the holder, persons with whom the holder did not deal at arm's length, or the holder together with all such persons, owned at any time during the five-year period immediately preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company, certain Canadian reporting requirements must be complied with. Furthermore, gain recognized on the disposition of a share of the capital stock of a company that is a resident of Canada, the value of whose shares is derived principally from real property situated in Canada will be subject to tax in Canada. The Company believes that the value of its shares does not derive principally from real property situated in Canada.

UNITED  STATES  TAX CONSIDERATIONS:  US HOLDER TAX CONSEQUENCES FOR COMMON STOCK

TAXATION  OF  DIVIDENDS  ON  COMMON  STOCK

The gross amount of a distribution with respect to Common Stock (other than a distribution in redemption or liquidation) will be treated as a taxable dividend to the extent of the Company's current and accumulated earnings and profits, computed in accordance with US federal income tax principles. For these purposes, distributions to US Holders in Canadian dollars must be translated into US dollars at the spot rate on the date the distribution is received. US Holders should consult their tax advisor regarding potential recognition of foreign currency gain or loss for US federal income tax purposes upon the conversion Canadian dollars received into US dollars. Distributions in excess of the Company's current and accumulated earnings and profits will be applied against and will reduce the US Holder's tax basis in the Common Stock. To the extent a distribution exceeds the US Holder's tax basis, the excess will be treated as gain from a sale or exchange of such Common Stock. For special rules regarding certain distributions from "passive foreign investment companies", see "Passive Foreign Investment Company" below.

Subject to the limitations set forth in Section 904 of the Code (which limits the extent to which a US taxpayer may credit against its US federal income tax liability, any taxes paid by it to a foreign country), the Canadian tax withheld or paid with respect to distributions on the Common Stock generally may be credited against the US federal income tax liability of a US Holder if such US Holder makes an appropriate election for the taxable year in which such taxes are paid or accrued; alternatively, a US Holder who does not elect to credit any foreign taxes paid during the taxable year may deduct such taxes in such taxable year. In addition, a US Holder that owns 10% of more of the Common Stock who receives a dividend is deemed to have received (and to have paid as a foreign tax eligible for the foreign tax credit, subject to the limitations of Section 904 of the Code) a portion of the foreign taxes paid by the Company. Because the foreign tax credit provisions of the Code are very complex (particularly the provisions relating to the deemed paid foreign tax credit and the limitations on the claiming of the credit), US Holders should consult their own tax advisors with respect to the claiming of foreign tax credits.

Corporate US Holders will not be entitled to claim a dividends received deduction in respect of dividends distributed on the Common Stock.

TAXATION ON SALE OR EXCHANGE OF COMMON STOCK

A US Holder will generally recognize gain or loss on the sale, exchange or other disposition of Common Stock in an amount equal to the difference between the amount realized on the sale or exchange and the US Holder's adjusted tax basis in such Common Stock. Gain or loss upon the sale of the Common Stock will be capital gain or loss if the Common Stock is a capital asset in the hands of the US Holder and will be long-term capital gain or loss if at the time of sale or exchange the Common Stock has been held for more than one year. Under current law, long-term capital gain of individuals is generally taxed at lower rates than items of ordinary income. Capital losses recognized on a sale or exchange of Common Stock are subject to certain deductibility limitations. For special rules regarding the sale or exchange of stock in a "passive foreign investment company" see "Passive Foreign Investment Company" below.

PASSIVE  FOREIGN  INVESTMENT  COMPANY

The Code contains special rules for the taxation of US persons who own shares in a "passive foreign investment company" (a "PFIC"). A PFIC is a non-US corporation that meets an income test and/or an asset test. The income test is met if 75% or more of the corporation's gross income is "passive income" (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income, such as shares of stock, subject to certain exceptions). The asset test is met if at least 50% of the average value of the corporation's assets produce, or are held for the production of, passive income. US persons are denied capital gain treatment upon a sale or exchange of stock in a PFIC and are subject to other special tax rules upon an "excess distribution" in respect of stock in a PFIC, unless a "qualified electing fund" election pursuant to Section 1295 of the Code, is made in the first year that the foreign corporation constitutes a PFIC with respect to a US Holder. Based on its income, assets and activities, the Company believes that it has not been a PFIC in the past and that it will not be treated as a PFIC for the current taxable year. Although the Company intends to conduct its business and investment activities in a manner that avoids classification as a PFIC, no assurance can be given that the Company will not become a PFIC for the current taxable year or any subsequent taxable year. US Holders should consult with their tax advisors regarding the US federal income tax consequences under the PFIC rules and carefully consider whether to make a qualified electing fund election with respect to the Common Stock if the Company becomes a PFIC.

CONTROLLED  FOREIGN  CORPORATION  AND  FOREIGN  PERSONAL  HOLDING  COMPANY

US persons owning (directly, indirectly or by attribution) shares representing 10% or more of the voting power of the shares of a "controlled foreign corporation" ("CFC") are required to include as ordinary income their pro rata share of the "Subpart F Income" derived by the CFC (as well as certain income of its subsidiaries). Among other items, and subject to certain exceptions, "Subpart F Income" includes dividends, interest, annuities, gains from the sale or shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties. A foreign corporation is a CFC if more than 50% of its stock (by vote or value) is owned (directly, indirectly, or by attribution) by US persons who each own (directly, indirectly or by attribution) 10% or more of the total combined voting power of its shares. The Company has not been and does not expect to be a CFC for the current year. However, future changes of ownership of the Company's stock could cause the Company to become a CFC in the future. US

Holders should consult their tax advisors regarding the US federal income tax consequences of owning Common Stock in a CFC.

Similarly, US persons who own shares (directly or indirectly) of a foreign corporation that is a "foreign personal holding company" ("FPHC") on the last day of the foreign corporation's taxable year must include in their gross income, for the shareholder's taxable year in which or with which the taxable year of the FPHC ends, a pro rata share of the FPHC's undistributed "foreign personal holding company income" (or "FPHCI"). A foreign corporation will constitute an FPHC if more than 50% of its stock (by vote or value) is owned (directly, indirectly or by attribution) by five or fewer individuals who are US citizens or residents and at least 60% (50% in certain years following the year in which the corporation becomes an FPHC) of its gross income consists of FPHCI. FPHCI generally consists of passive income such as interest, dividends, royalties, certain rents, and gain from the sale of stock or securities, from whatever geographic source derived. The Company does not expect to meet the FPHC stock ownership test and, therefore, the Company does not expect to be an FPHC. However, future changes in ownership could cause the Company to become an FPHC if the FPHC gross income test is then also met. US Holders should consult their tax advisors regarding the US federal tax income consequences of owning Common Stock in an FPHC.

NON-US  HOLDERS

A Non-US Holder should not be subject to US federal income, withholding, or capital gains taxes with respect to the sale, disposition or any distribution in respect of the Common Stock, unless (i) such income is effectively connected with trade or business conducted by such Non-US holder within the United States, or (ii) in the case of an individual, such Non-US Holder is a nonresident alien who holds the Common Stock as a capital asset and is present in the United States for 183 days or more during a taxable year and certain other conditions are satisfied.

UNITED  STATES  INFORMATION  REPORTING  AND  BACKUP  WITHHOLDING

For each calendar year in which the Common Stock is outstanding, the Company, its agents or paying agents or a broker may be required to provide the IRS with certain information, including the Holder's name, address and taxpayer identification number, information concerning distributions on the Common Stock during the calendar year and the amount of tax withheld, if any. This obligation however, does not apply with respect to certain Holders, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts, individual retirement accounts. A backup withholding tax will apply to payments if a US Holder fails to provide a taxpayer identification number. Backup withholding is applied at a rate of 30.5% (which rate shall be reduced periodically to 28% for payments made in 2006).

Backup withholding and information reporting generally will not apply to distributions made to a Non-US Holder that provides an IRS Form W-8BEN to the relevant withholding agent, paying agent or broker, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-US Holder and stating that the Non-US Holder is not a US person or otherwise qualifies for an exemption.

The payment of the proceeds on the disposition of Common Stock by a Holder to or through the US office of a broker generally will be subject to information reporting and backup withholding unless the Holder either certifies its status as a Non-US Holder as described above or otherwise establishes an exemption. The payment of the proceeds on the disposition of Common Stock by a Non-US Holder to or through a non-US office of a non-US broker will not be subject to backup withholding or information reporting unless the non-US broker is a "US related person" (as defined below). The payment of proceeds on the disposition of Common Stock by a Non-US Holder to or through a Non-US office of a US broker or a US related person generally will be subject to information reporting (but not backup withholding) unless the Holder establishes an exemption as described above or the broker has certain documentary evidence in its files as to a Non-US Holder's foreign status and the broker has no actual knowledge to the contrary.

For  purposes  of  the  preceding paragraph, a "US related person" is (i) a CFC,
(ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a US trade or business, or (iii) for payments made on or after January 1, 2001, a foreign partnership if at any time during its tax year one or more of its partners are US persons who, in the aggregate, hold more than 50 percent of the income or capital interest of the partnership or if, at any time during its taxable year, the partnership is engaged in the conduct of a US trade or business.

Backup withholding is not an additional tax and may be refunded (or credited against the Holder's US federal income tax liability, if any), provided the required information is furnished to the IRS. The information reporting requirements may apply regardless of whether withholding is required. Copies of information returns and withholding information also may be made available to the tax authorities in the country in which a Non-US Holder is a resident under the provisions of an applicable income tax treaty or agreement.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF CANADIAN OR US FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF COMMON STOCK IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX

CONSEQUENCES THAT WOULD RESULT FROM THEIR OWNERSHIP AND DISPOSITION OF COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

(F)  DIVIDEND  AND  PAYING  AGENTS

Not  applicable

(G)  STATEMENT  BY  EXPERTS

Not  applicable

(H)  DOCUMENTS  ON  DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 65 Queen Street West, Suite 1905, Toronto, Ontario, Canada, M5H 2M5. The Company may be reached at (416) 860-0211. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

(I)  SUBSIDIARY  INFORMATION

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 65 Queen Street West, Suite 1905, Toronto, Ontario, Canada, M5H 2M5



ITEM  11  -  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK
-----------------------------------------------------------------------------

Not  applicable

ITEM  12  -  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES
-------------------------------------------------------------------------

Not  applicable

                                     PART II
                                     -------

ITEM  13  -  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES
----------------------------------------------------------------

None.

ITEM  14  -  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
--------------------------------------------------------------------------------
PROCEEDS
--------

None.

ITEM  15  -  [RESERVED]
-----------------------

ITEM  16  -  [RESERVED]
-----------------------


                                    PART III
                                    --------

ITEM  17  -  FINANCIAL  STATEMENTS
----------------------------------

Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

ITEM  18  -  FINANCIAL  STATEMENTS
----------------------------------

The following documents are filed as part of this Annual Report on Form 20-F immediately following the text of this 20-F, beginning on page .

Audited Consolidated financial statements of the Company for the years ended March 31, 2001 and 2000,

            -     Auditors  Report
            -     Consolidated  Balance  Sheet
            -     Consolidated  Statement  of  Operations  and  Deficit
            -     Consolidated  Statement  of  Cash  Flows
            -     Notes  to  Consolidated  Financial  Statements


ITEM  19  --  EXHIBITS
----------------------

The  following  documents  are  filed as part of this Annual Report on Form 20-F

1.1 Articles of Incorporation of the Company - INCORPORATED HEREIN BY REFERENCE to Exhibit 1(ix) to the Company's Registration
               Statement  on  Form  20-F  filed  on  June  12,  2000

1.2            By-Laws  of  the  Company  -  INCORPORATED HEREIN BY REFERENCE to
               Exhibit 1(xi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.3 Summary of the history of name changes since inception of the Company INCORPORATED HEREIN BY REFERENCE to Exhibit 1(i) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.4 Certificate of Incorporation of Kamlo Gold Mines Limited. - INCORPORATED HEREIN BY REFERENCE to Exhibit 1(ii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.5 Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - INCORPORATED HEREIN BY REFERENCE to
               Exhibit 1(iii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.6 Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - INCORPORATED HEREIN BY REFERENCE to Exhibit 1(iv) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.7 Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - INCORPORATED HEREIN BY REFERENCE to Exhibit 1(v) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.8 Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - INCORPORATED HEREIN BY REFERENCE to Exhibit 1(vi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.9 Certificate of name change from Foodquest Corp. to Foodquest International Corp. - INCORPORATED HEREIN BY REFERENCE to Exhibit 1(vii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.10 Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - INCORPORATED HEREIN BY REFERENCE to Exhibit 1(viii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

2 Specimen Common Share certificate - INCORPORATED HEREIN BY REFERENCE to Exhibit 2(i) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

4(a) Agreement dated March 31, 2001 covering sale of shares in World Vacation Club.com Inc.

4b).1 Security Agreement dated January 1, 2001 re funds advanced to Current Capital Corp.

4(b).2 Promissory Note dated April 1, 2000 re funds advanced to First Empire Entertainment.com Inc. and First Empire Entertainment Corp.

4.(b).3        Expense  sharing  agreement  dated April 1, 2000 with Current
               Capital  Corp.

4(b).4 Expense sharing agreement dated April 1, 2000 with First Empire Entertainment.com Inc.

4(c).1         Consulting  Agreement  dated  April  1,  2000  with  Kam  Shah

4(c).2         Consulting Agreement dated April1,  2000  with  Terence  Robinson


SIGNATURES
----------

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE COMPANY CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND HAS DULY CAUSED THIS (REVISED) REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED


                                               /s/  Terence  Robinson
                                               ----------------------

                                                    Terence  Robinson
                                                    -----------------
                                                    Chairman  &  CEO
                                                    Dealcheck.com  Inc.
July 27, 2001

--------------------------------------------------------------------------------

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
                              Toronto,  Ontario
                              M4R  1K8


                                AUDITORS' REPORT


To the Shareholders of
Dealcheck.com  Inc.
-------------------


We have audited the consolidated balance sheets of DEALCHECK.COM INC. as at MARCH 31, 2001 AND 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at MARCH 31, 2001 AND 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended March 31, 2001 and the shareholders' equity as at that date to the extent summarised in Note 17 to the consolidated financial statements.

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP ( SIGNED)


DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP


June  7,  2001


A  Member  Firm  of
Midsnell  International


--------------------------------------------------------------------------------

DEALCHECK.COM INC.
CONSOLIDATED BALANCE SHEETS
(CANADIAN DOLLARS)
MARCH 31, 2001 AND 2000
=============================================================================================
                                                         NOTE          2001           2000
---------------------------------------------------------------------------------------------
ASSETS

Current
-------
  Cash                                                           $      40,737   $   425,968
  Short-term Investments                                      3         38,068       697,274
  Subscription advance                                        4              -       489,173
  Amounts receivable                                          5        584,234        91,025
  Prepaid and sundry assets                                             12,380             -
---------------------------------------------------------------------------------------------
                                                                       675,419     1,703,440
LONG-TERM INVESTMENTS                                         3         58,290       782,687
PRODUCT DEVELOPMENT COSTS                                     6        134,521        10,000
CAPITAL ASSETS                                                7         40,414        46,805
---------------------------------------------------------------------------------------------
                                                                  $     908,644  $ 2,542,932
---------------------------------------------------------------------------------------------
LIABILITIES

                                    Current
---------------------------------------------------------------------------------------------
  Accounts payable and accrued liabilities                        $      64,803  $    40,549
  Advance from shareholder, non-interest bearing                         84,320      179,763
---------------------------------------------------------------------------------------------
                                                                        149,123      220,312
---------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
CAPITAL STOCK                                                  8     19,814,829   19,660,724
DEFICIT                                                             (19,055,308) (17,338,104)
---------------------------------------------------------------------------------------------
                                                                        759,521    2,322,620
---------------------------------------------------------------------------------------------
                                                                  $     908,644  $ 2,542,932
---------------------------------------------------------------------------------------------

RELATED  PARTY  TRANSACTIONS  -  NOTE  13

SEE  ACCOMPANYING  NOTES.

APPROVED  BY  THE BOARD  KAM SHAH(SIGNED)                   Director
                         ---------------------------------
                         TERENCE ROBINSON (SIGNED)          Director
                         ---------------------------------

-------------------------------------------------------------------------------
DEALCHECK.COM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(CANADIAN DOLLARS)
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999
===============================================================================
                                NOTE    2001           2000           1999
-------------------------------------------------------------------------------
                              Income
-------------------------------------------------------------------------------
  Operational services              $    120,000   $     10,000   $          -
  Licence and usage fee                  151,508              -              -
  Interest                                15,383         20,524              -
  Exchange gain                           49,269          5,337         12,837
  Other income                            15,082              -              -
-------------------------------------------------------------------------------
                                         351,242         35,861         12,837
-------------------------------------------------------------------------------
EXPENSES
  Travel, promotion and consulting       221,960        467,835        323,337
  Professional fees                       97,593         94,688         39,113
  Net loss on investments       14     1,364,812        590,709              -
  Projects development costs              15,121        155,370              -
  Bank charges and interest                9,694          3,905              -
  Rent                                    45,814         23,548         24,800
  Telephone, Internet and courier         11,796         26,673         26,942
  Transfer agents fees                    15,665         21,047         14,684
  Shareholders information               204,005          6,268         11,350
  Amortization                            34,926         21,468         18,386
  Office and general                      47,060         14,807         31,821
-------------------------------------------------------------------------------
                                       2,068,446      1,426,318        490,433
-------------------------------------------------------------------------------
NET LOSS FOR YEAR                     (1,717,204)    (1,390,457)      (477,596)
DEFICIT AT BEGINNING OF YEAR         (17,338,104)   (15,947,647)   (15,470,051)
-------------------------------------------------------------------------------
DEFICIT AT END OF YEAR              $(19,055,308)  $(17,338,104)  $(15,947,647)
===============================================================================
Net loss per share              10  $      (0.40)  $      (0.52)  $      (0.35)
===============================================================================

SEE  ACCOMPANYING  NOTES.

-------------------------------------------------------------------------------

DEALCHECK.COM  INC.
Consolidated  Statements  of  Cash  Flows
-----------------------------------------
(CANADIAN  DOLLARS)
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999
====================================================================================
                                                 2000          1999         1998
------------------------------------------------------------------------------------
Cash flows from operating activities
------------------------------------
  Net loss for year                          $(1,717,204)  $(1,390,457)  $ (477,596)
  Amortization                                    34,926        21,468       18,386
  Write-off of product development costs          15,121       155,370            -
  Net loss on investments                      1,364,812       590,709            -
------------------------------------------------------------------------------------
                                                (302,345)     (622,910)    (459,210)

  Amounts receivable                            (268,784)      (28,414)     (62,615)
  Prepaid and sundry assets                      (12,380)            -            -
  Accounts payable and accrued liabilities        24,254       (26,873)      10,530
------------------------------------------------------------------------------------
                                                (546,873)     (678,197)    (511,295)
------------------------------------------------------------------------------------

INVESTING ACTIVITIES
------------------------------------------------------------------------------------
  Purchase of capital assets                     (17,850)       (9,896)     (20,921)
  Settlement of Note payable                           -       (23,250)           -
  Refund of subscription advance                 489,173
  Investments                                     18,779    (2,494,930)     (41,664)
  Product development costs                     (150,327)     (155,935)      (9,435)
------------------------------------------------------------------------------------
                                                 339,785    (2,684,011)     (72,020)
------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Net advances from shareholder                   26,557       472,147      641,984
  Net advances to affiliates                    (151,114)            -            -
  Net advances to directors                      (73,311)
  Common shares issued                            32,105     3,251,661            -

                                                (178,143)    3,723,808      641,984
INCREASE (DECREASE) IN CASH DURING YEAR         (385,231)      361,600       58,669
CASH AT BEGINNING OF YEAR                        425,968        64,368        5,699
------------------------------------------------------------------------------------
CASH AT END OF YEAR                          $    40,737   $   425,968   $   64,368
====================================================================================

Supplemental disclosures
------------------------
NON-CASH INVESTING AND FINANCING ACTIVITIES
-------------------------------------------
  Conversion of debts to equity              $   122,000   $   300,000   $1,282,500
  Note issued on acquisition of investment             -             -       23,250
====================================================================================

SEE  ACCOMPANYING  NOTES.

DEALCHECK.COM  INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN  DOLLARS)
MARCH  31,  2001  AND  2000
================================================================================

1.   NATURE  OF  OPERATIONS

     Dealcheck.com Inc. ("the Company") is an Internet development and business services Company. The Company's Internet strategy includes development and operations of wholly owned Internet business concepts as well as investing in new and emerging Internet companies that have demonstrated synergies with the Company's core business. In addition the Company offers business services to its investees and related companies The Company's strategy also envisions and promotes opportunities for synergistic business relationships among the companies within its portfolio.


2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     BASIS  OF  PRESENTATION

     These_consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 17 "Differences from United States Accounting Principles".

     BASIS  OF  CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All inter-company balances and transactions have been eliminated on consolidation.

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

     INVESTMENTS

     SHORT-TERM  INVESTMENTS
     -----------------------

     Short-term investments are investments that are either highly liquid or are to be disposed of within a one year period and are recorded at cost.

     Events may occur during the holding period, which may result in the Company having the right exercise control or significant influence. However, such control or significant influence may be waived or rectified and is not intended to continue. Accordingly, the accounts of the investee companies in which the Company holds an interest which allow for control or significant influence are not consolidated or accounted for according to the equity method.

     Short-term investments, which have quoted market values and are publicly traded on a recognized exchange, are recorded at a value based on the quoted market price at the balance sheet date. The holding losses of the short-term investment are recorded in the Statement of Operations.

     LONG-TERM  INVESTMENTS
     ----------------------

     Long-term investments are not highly liquid and management does not intend on disposing of them within one year. The investment is recorded at cost. Management writes down the Company's long-term investments when a permanent impairment occurs.

     In order to determine if there has been a permanent impairment in carrying value the Company compares the carrying value of the investment with the financial condition and expected income from the investment.

     Where the Company can exert significant influence over the investment the investment is accounted for under the equity method. Under this method, the interest in the investment is carried on the balance sheet at cost plus the company's share of undistributed earnings since acquisition.

     PRODUCT  DEVELOPMENT
     --------------------

     The costs relating to the development of the web site and other technical projects, which are intended to generate revenue in future are deferred and amortized on a straight-line basis over the estimated economic life of the project not exceeding three years. Amortization commences when the project becomes commercially active. The development costs will be written off when it is determined that they are not recoverable or when the project is abandoned.

     CAPITAL  ASSETS
     ---------------

     Capital assets are carried at cost, less accumulated amortization, which is based on management's estimates of the assets' useful lives. Amortization is provided for on a straight-line method at annual rate of 20% for office furniture and equipment. Leasehold improvements are amortized over five years on a straight-line basis.

     FOREIGN  CURRENCY  TRANSLATION
     ------------------------------

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

     FINANCIAL  INSTRUMENTS
     ----------------------

     The fair values of amounts receivable, accounts payable and accrued liabilities and advances from shareholder approximate their carrying values due to the short-term maturity of those instruments.

     FUTURE  INCOME  TAXES
     ---------------------

     Effective April 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

     Prior to the adoption of the new recommendation, income tax expense was determined using the deferral method of tax allocation. This change in reporting was applied retroactively and does not have an impact on net operations for the prior year.

     STOCK-BASED  COMPENSATION  PLAN
     -------------------------------

     The Company maintains a stock-based compensation plan, which is described in Note 9. No compensation expense is recognized for this plan when stock options or shares are issued to employees. Any consideration received from plan participants upon exercise of stock options or purchase of shares is credited to share capital.

     RESEARCH  AND  DEVELOPMENT  COSTS
     ---------------------------------

     Research costs are charged to operations when incurred. Development costs are expensed in the year incurred unless they meet the deferral criteria under generally accepted accounting principles for deferral and amortization. Amortization commences with the successful commercial production or use of the product. Deferred development costs are amortized using the straight-line method over the estimated selling life of the product to a maximum of three years.

     On an ongoing basis, management reviews the valuation and amortization of deferred development costs. If, in any year, any particular product is found to have insufficient market potential to recover the investment, any unamortized balance in respect of that product will be charged to operations.

     INVESTMENT  TAX  CREDITS
     ------------------------

     Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for the investment tax credits using the cost reduction method.

2.   INVESTMENTS

     A.   SHORT  TERM  INVESTMENTS

     ----------------------------------------------------
                                                  MARKET
                                        COST       VALUE
     ----------------------------------------------------
     MARCH 31, 2001
     MARKETABLE TRADING SECURITIES   $  261,082  $ 38,068
     ----------------------------------------------------

                                     $  261,082  $ 38,068
     ----------------------------------------------------

     MARCH 31, 2000

     MARKETABLE TRADING SECURITIES   $  976,780  $371,918
     NON MARKETABLE SECURITIES:
     World Vacation Club.com (i)        288,616   288,616
     CONVERTIBLE DEBENTURES:

     DevelopersNetwork.com (ii)          36,741    36,740
     ----------------------------------------------------

                                     $1,302,137  $697,274
     ====================================================

          (i)  WORLD  VACATION  CLUB.COM  ("WVC")

               On May 19, 2000 management decided to dispose of its investment in WVC and sold 450,000 common shares of at cost. The balance of the Company's investment was sold to a non-related person on March 22, 2001, which resulted in the Company realizing a loss of $228,463, which is included in the net loss on investments. A condition of the sale is that in the event that the purchaser is able to sell the shares by March 22, 2006 the Company will be entitled to 80% of the proceeds.

          (ii) DEVELOPERS  NETWORK.COM  INC.

               The Company agreed to provide financing to Developers Network.com Inc., an Ontario private Corporation, up to $ 750,000 in the form of a debenture carrying interest at 5.5% and convertible, at the option of the Company, into the common shares of DevelopersNetwork.com Inc. which would give a maximum of 30% equity interest to the Company under a Memorandum of Agreement dated February 23, 2000.

               The Company called its debentures in DevelopersNetwork.com Inc. as a result of a decision by all the related parties to cancel the Memorandum of Understanding. The Company's investment with interest was fully refunded on May 29, 2000. The Company also received an option to acquire 50,000 common shares in DevelopersNetwork.com Inc. at $1 each exercisable within two years.


     B.   LONG-TERM  INVESTMENTS

     --------------------------------------------------------------
                                   MARCH 31, 2000   MARCH 31, 2001
     --------------------------------------------------------------
     Hotlamp Interactive Inc. (i)  $        55,802  $        55,802
     Dataloom Inc. (iii)                   726,885                -
     XLoom (iii)                                              2,488
     --------------------------------------------------------------
                                   $       782,687  $        58,290
     --------------------------------------------------------------

          (i)  HOTLAMP  INTERACTIVE  TECHNOLOGIES  INC.

               The Company's investment represents less than 1% of the equity interest in Hotlamp Interactive Technologies Inc., a private

               Nevada Corporation. It is a software development company focused on multimedia products.

               As at March 31, 2001, the carrying value approximates the fair value of this investment

          (ii) DATALOOM  INC.

               Dataloom Inc., a Seattle, Washington based private company, in which the company invested $500,000US representing about 5% of the equity of that company, restructured its operations on March 31, 2001 by transferring its intellectual properties and certain assets to a newly formed Seattle, Washington based private company, XLoom Holdings Inc.(XLoom). The Company was offered and has subscribed to 165,921 common shares of XLoom representing approximately 5% of the issued shares at a price of $.01US.

               XLoom is engaged in development and marketing of the xLoom Application Framework software (xFrame).

               However, since the restructure resulted in Dataloom Inc. becoming an inactive shell company, the management decided to write off its investment in Dataloom Inc. in full.


4.   SUBSCRIPTION  ADVANCE

     The Company agreed to purchase shares in Idealab.com from an individual shareholder. Funds were forwarded to and were held by the seller's lawyer in escrow pending the completion of the paperwork. The Company cancelled its subscription in the common shares of Idealab.com on April 17, 2000 and received the full refund of funds invested of $489,173.


5.   AMOUNTS  RECEIVABLE
     ==========================================
                                2001     2000
     ------------------------------------------

     Secured receivable  (i)  $295,549  $     -
     Convertible loans  (ii)   205,479   54,365
     Due from directors         73,311        -
     Other receivables           9,895   36,660
     ------------------------------------------
                              $584,234  $91,025
     ==========================================

     (i) Amounts are due from a related corporation, bear interest at 5% per annum and are due on demand. The amounts are fully secured against marketable securities owned by the related corporation.

     (ii) Convertible loans are funds advanced to a related public corporation, bearing interest at 5% per annum and payable on demand. The advances are convertible, at the option of the Company into the common shares of the related entity at $0.05 per share.

6.   PRODUCT  DEVELOPMENT  COSTS

=================================================================================
                  Balance  at  Incurred      Written      Amortized    Balance at
---------------------------------------------------------------------------------
                  MARCH 31,     DURING      OFF DURING      DURING     MARCH 31,
                     2000        YEAR          YEAR          YEAR         2001
=================================================================================
Shellfn.com (a)   $        -  $       111  $      (111)  $         -   $        -
IRCheck.com (b)       10,000        2,055            -       (10,685)      21,370
Dealcheck.com(c)           -       15,010      (15,010)            -            -
Biochex.com (d)            -      113,151            -             -      113,151
---------------------------------------------------------------------------------
                  $   10,000  $   150,327  $   (15,121)  $   (10,685)  $  134,521
=================================================================================

                  Balance  at  Incurred      Written      Amortized    Balance at
---------------------------------------------------------------------------------
                  MARCH 31,     DURING      OFF DURING      DURING     MARCH 31,
                    1999         YEAR         YEAR          YEAR          2000
=================================================================================

Shellfn.com       $    9,435  $    68,149  $   (77,584)  $         -   $        -
IRCheck.com                        10,000            -             -      10,000
EduVu.com                  -       33,500      (33,500)            -            -
Dealcheck.com              -       44,286      (44,286)            -            -
---------------------------------------------------------------------------------
                  $    9,435  $   155,935  $  (155,370)  $         -   $   10,000
---------------------------------------------------------------------------------

     (a) SHELLFN.COM web site was intended to become an electronic advertising medium for shell companies to attract prospective buyers. During fiscal 2000, the management decided to put a hold on this project for an indefinite period of time. The costs incurred to date were therefore fully written off.

     (b) IRCHECK.COM web site is developed to provide a comprehensive database of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The costs incurred to date represent costs towards web site design and development. The Web site development work was completed and the site was launched on March 5, 2001. The company negotiated licensing of its database to a related company for a fee (see Note 13). Accordingly, one third of the costs were amortized during the year. All future on going costs will be expensed as incurred.

     (c) DEALCHECK.COM web site is a corporate web site, which provides information about the Company, its management, its investments, press release and other corporate information useful for investors, shareholders and other. While the basic design and development work of the site was completed in fiscal 2000, the site is being continually updated. The costs relating to this site are expensed as incurred.

          BIOCHEX.COM is a project initiated by the Company's subsidiary, 1388755 Ontario Inc. The project involves the design and development of a prototype of a wireless and portable Internet appliance for medical data logging system

7.   CAPITAL  ASSETS

     ========================================================
                                        ACCUMULATED     NET
                               COST    AMORTIZATION    2001
     --------------------------------------------------------

     Office furniture        $ 56,190  $      40,740  $15,450
     Office equipment          63,946         41,661   22,285
     Leasehold improvements    10,000          7,321    2,679
     --------------------------------------------------------
                             $130,136  $      89,722  $40,414
     ========================================================

     ========================================================
                                       ACCUMULATED      NET
                             COST      AMORTIZATION    2000
     --------------------------------------------------------
     Office  furniture       $ 47,378  $      30,383  $16,995
     Office equipment          57,007         29,567   27,440
     Leasehold improvements     7,900          5,530    2,370
     --------------------------------------------------------
                             $112,285  $      65,480  $46,805
     ========================================================

8.   CAPITAL  STOCK

     A.   AUTHORIZED
          Unlimited  number of common shares

     B.   ISSUED

                                             2001                  2000
---------------------------------------------------------------------------------
                                     COMMON                  COMMON
                                     SHARES      AMOUNT      SHARES      AMOUNT
=================================================================================
Beginning of year                  4,117,616  $19,660,724  2,832,616  $16,109,064
On conversion of debt B (i)          400,000      122,000    400,000      300,000
Issued for cash on conversion of
Warrants C ( I)                      101,700       32,105    885,000    3,251,660
---------------------------------------------------------------------------------
                                   4,619,916  $19,814,829  4,117,616  $19,660,724
=================================================================================

     (i) During the year, the company converted $122,000 of shareholders' advances into 400,000 shares at a price, which approximated the market price at the time of conversion. Directors approved the issuance of the shares.

     C.   WARRANTS

          (i) In the Annual and special meeting of the shareholders held on November 13, 2000, the shareholders approved to extend the expiry date of the warrants attached to the private placement completed in fiscal 2000 by one year and authorize the directors to revise the exercise price at their discretion. The directors in their meeting on January 17, 2001 approved revision of the exercise price to US$0.20 per warrant and set the expiry date to March 12, 2001. The directors also resolved to initiate further revisions in the expiry date within the time limit mandated by the shareholders should they consider it necessary. Two of the private placees exercised their warrants, resulting in issuance of 101,700 shares for US$20,340 (CDN$32,105).

               At the end of the year, there are 783,300 warrants which are exercisable at a price of US$0.20 per warrant and expired on March 12, 2001 however the expiry date of these warrants may be extended by the Company to any other date up to November 13, 2002.

     No  further  revision  has  been  proposed  to  date.

9.   STOCK  OPTION  PLAN

     In the Annual General Meeting held on November 15, 1999, the shareholders approved the creation of the "1999 Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 10% of the issued and outstanding common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws. In the Annual general and special meeting held on November 13, 2000, the shareholders approved an increase in the limit of maximum number of stock options to 25% of the issued and outstanding common shares of the corporation at the time of such issue.

     No options were allowed under the Plan during the year and no options are outstanding at the year end.

10.  LOSS  PER  SHARE

     Loss per share is calculated on the weighted average number of post-consolidated common shares outstanding during the year, which were 4,259,424 shares for the year ended March 31, 2001 (2000 - 2,690,266).

     Fully diluted earnings per share information has not been presented as potential conversions are anti dilutive.


11.  INCOME  TAXES

     The effective tax rate of nil (2000 - nil) for income taxes varies from the statutory income tax rate of 44% (2000 - 45%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined it is more likely than not that the losses will be utilized before they expire.

     The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

=================================================================================
                                                           2001          2000
Amounts related to tax loss and credit carry forwards  $ 4,152,000   $ 4,033,000
Unrealized and holding losses on investments               421,000       266,000
Capital assets                                              39,000        28,000
---------------------------------------------------------------------------------
Net future tax assets                                    4,612,000     4,327,000
Less: valuation allowance                               (4,612,000)   (4,327,000)
---------------------------------------------------------------------------------
                                                       $         -   $         -
=================================================================================

     The Company has carry forward tax losses of approximately $9.4 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

                 2002        5,036,000
                 2003        1,133,000
                 2004          617,000
                 2005          536,000
                 2006          460,000
                 2007          683,000
                 2008          970,000
                 ---------------------
                          $  9,435,000
                 =====================

12.  COMMITMENTS

     (a) The Company entered into a consulting agreement with a related corporation on April 1, 2000. The agreement requires the corporation to provide investors relations services. The consulting fee is US $10,000 per month payable in advance. The agreement expires on March 31, 2002.

     (b) Rental payable under operating leases for premises, net of expected recoveries is $45,000 for each of the years ending March 31, 2002, 2003, 2004, 2005 and $7,500 for the year ending March 31, 2006.


13.  RELATED  PARTY  TRANSACTIONS

     Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

     - Licence and usage fee income of $151,508 (2000 - Nil; 1999 - Nil) and consulting service fee income of $120,000 (2000 - $10,000; 1999 - Nil) were earned from a corporation, which has common management.

     - Included in shareholders information expense is $180,425 (2000 - Nil; 1999 - Nil) to a corporation, which has common management.

     - Rent and telephone expense are net of recoveries of $110,587 (2000 - $43,106; 1999 - Nil) from corporations, which share common management and directors.

     - Interest earned from related corporations amounts to $8,458 (2000 - $1,669; 1999 - Nil).

     - Included in professional and consulting fees is $150,400 (2000 - $114,592; 1999 - $36,390) paid to directors of the Company.

     -    Business  expenses  of  $55,959 (2000 - $108,249; 1999 - $36,144) were reimbursed  to  directors  of  the  corporation.

     - Consulting fees include amounts to a shareholder corporation of $90,482 (2000 - $176,550; 1999 - $177,972).


14.  NET  LOSS  ON  INVESTMENTS

                                 2001       2000     1999
----------------------------------------------------------
Holding losses                $        -  $612,794   $   -
Provision for non-temporary
  Impairment in value            789,200    72,470       -
Realized loss (gains)            575,612   (94,555)      -
----------------------------------------------------------
                              $1,364,812  $590,709   $   -
==========================================================

15.  COMPARATIVE  FIGURES

     Certain figures presented for comparative purposes have been reclassified to conform to the current year's method of presentation.

16.  SEGMENTED  INFORMATION

     The Company's operations include three reportable operating segments - BUSINESS SERVICES: this segment includes management and operational services to investee companies and others
     PRODUCT DEVELOPMENT: This segment includes revenue from the Company's own web sites and technical projects
     INCUBATION: This segment includes dividend and/or capital gains earned through long-term investments in start-ups and emerging companies

     The accounting policies of the segments are same as those described in Note
     2. The Company evaluates each segment's performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the fiscal years ended March 31, 2001 and 2000.

     GEOGRAPHIC  INFORMATION

     The Company operates from one location in Canada. All its assets are located at this location.

     BUSINESS  SEGMENTS

                                   BUSINESS   PRODUCT   INCUBATION
                                   SERVICES DEVELOPMENT
-------------------------------------------------------------------
2001
Total revenue                       120,000   151,508            -
Earnings(Losses) from operations    120,000   136,387   (1,589,772)
Total assets                              -   134,521       58,920
Total liabilities                         -         -       64,803

-------------------------------------------------------------------

2000
Total revenue                        10,000         -            -
Earnings (Losses) from operations    10,000  (155,370)  (1,058,544)
Total assets                              -    10,000      782,687
Total liabilities                         -         -       40,549
-------------------------------------------------------------------

RECONCILIATION TO FINANCIAL STATEMENTS:

                                                   2001         2000
------------------------------------------------------------------------
REVENUES
Total revenue from reportable segments             271,508       10,000
Other                                               79,734       25,861
------------------------------------------------------------------------
                                                   351,242       35,861
------------------------------------------------------------------------

NET LOSS
Total earnings (Losses) from continuing operations for
       Reportable segments                      (1,333,385)  (1,203,914)
Other                                             (383,819)    (186,543)
------------------------------------------------------------------------
                                                (1,717,204)  (1,390,457)
------------------------------------------------------------------------

ASSETS

Total assets used for reportable segments
                                                   193,441      792,687
Other                                              715,203    1,750,245
------------------------------------------------------------------------
                                                   908,644    2,542,932
------------------------------------------------------------------------

LIABILITIES


Total liabilities used for reportable segments      64,803       40,549
Other                                               84,320      179,763
------------------------------------------------------------------------
                                                   149,123      220,312
------------------------------------------------------------------------

17.  CANADIAN  AND  UNITED  STATES  ACCOUNTING  PRINCIPLES

PRODUCT  DEVELOPMENT  COSTS
---------------------------

     The costs of developing the commercial web sites and technical projects are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for year would be $1,851,725 (2000
     -  $  1,400,457).  Total  assets  would be $774,123 (2000 - $2,532,932) and deficit  would  be  $19,189,829  (2000  -  $17,348,104).

INVESTMENTS
-----------

     Investments in marketable equity securities that are classified as short-term investments under Canadian GAAP, are grouped into trading and available-for-sale categories and accounted for at fair value under the US GAAP. Unrealised holding gains or losses on trading securities are included in the income. Unrealised holding gains and losses on available-for-sale securities are included in shareholders' equity.

     Investments in equity securities that are classified as long term investments under the Canadian GAAP, are accounted for at fair value under the US GAAP. Unrealised holding gains and losses are included in shareholders' equity.

     No significant adjustment would be required in the net loss for year, total assets and deficit under the US GAAP.

STOCK-BASED  COMPENSATION
-------------------------

     The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS No.123) and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS No. 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB No.25"), "Accounting for Stock Issued to Employees." Under APB No.25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS No.123 requires disclosure of, among other things, the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS No. 123 had been applied. The Company will apply the measurement principles of APB No.25, supplemented by the required FAS No.123 disclosures, for any stock options it grants to employees in the future.


RECENT  ACCOUNTING  DEVELOPMENT
-------------------------------

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued and, as amended by SFAS No. 137, was adopted by the Company on July 1, 2000. This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation. The adoption of this statement does not impact the Company's historical financial statements, as the Company currently does not use derivative instruments.