Form 20-F/A
period 2001-06-30
DEALCHECK COM INC
filed 2001-12-12
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

MARK ONE

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED MARCH 31, 2001
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______________ TO _______________

COMMISSION FILE NUMBER:   0-30314

Dealcheck.com Inc.

(Exact name of Registrant as specified in its charter)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

65 Queen Street West, Suite 1905, Toronto, Ontario M5H 2M5, Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on
which registered on

Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares Without Par Value

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

4,619,916 Common shares without par value as at March 31, 2001.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days:

Yes   X         No   _____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17:   _____        Item 18:   X

i

TABLE OF CONTENTS
		Page No.
INTRODUCTION		1
PART I
Item 8	Financial Information	1
PART III
Item 18	Financial Statements	1
SIGNATURES		1
AUDITOR'S REPORT		2

ii

INTRODUCTION

The Company hereby amends Items 8(A) and 18 of its Annual Report on Form 20-F for the fiscal year ended March 31, 2001 to read in their entirety as set forth below and such Items supersede the information contained in the Annual Report on Form 20-F which was filed on August 23, 2001. References to all other Items contained herein shall be deemed to be references to Items in the Annual Report on Form 20-F for the fiscal year ended March 31, 2001, as filed with the Commission on August 23, 2001.

Item 8 - FINANCIAL INFORMATION

(A)  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

ITEM 18 - FINANCIAL STATEMENTS

The following documents are filed as part of this Annual Report on Form 20-F/A immediately following the text of this 20-F/A, beginning on page 2.

Audited Consolidated financial statements of the Company for the years ended March 31, 2001 and 2000,

  Auditors Report
  Consolidated Balance Sheet
  Consolidated Statement of Operations and Deficit
  Consolidated Statement of Cash Flows
  Notes to Consolidated Financial Statements

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE COMPANY CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND HAS DULY CAUSED THIS (REVISED) REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED

/s/  Terence Robinson
Terence Robinson
Chairman & CEO
Dealcheck.com Inc.

December 12, 2001

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP
CHARTERED ACCOUNTANTS

20 Eglinton Avenue West	Telephone: 416-480-0160
Suite 2100	Facsimile: 416-480-2646
Toronto, Ontario
M4R 1K8

AUDITOR'S REPORT

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

With respect to the consolidated financial statements for the year ended March 31, 2001, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended March 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

This auditors' report has been amended to include references to adherence to United States generally accepted auditing standards. The original auditors' report, dated June 7, 2001, indicated that the audit was conducted in accordance with Canadian generally accepted auditing standards only. Subsequent to the release of the original auditors' report and financial statements, additional procedures were performed in order to comply with United States generally accepted auditing standards and the auditors' report was amended accordingly.

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

Daren, Martenfeld, Carr, Testa and Company LLP (signed)

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP

June 7, 2001

A Member Firm of
Midsnell International

DEALCHECK.COM INC.
CONSOLIDATED BALANCE SHEETS
(CANADIAN DOLLARS)
MARCH 31, 2001 AND 2000

	Note	2001	2000
	---------------	---------------	---------------
ASSETS
Current
Cash		$ 40,737	$ 425,968
Short-term Investments	3	38,068	697,274
Subscription advance	4	-	489,173
Amounts receivable	5	584,234	91,025
Prepaid and sundry assets		12,380	-
		---------------	---------------
		$ 675,419	$ 1,703,440
LONG-TERM INVESTMENTS	3	58,290	782,687
PRODUCT DEVELOPMENT COSTS	6	134,521	10,000
CAPITAL ASSETS	7	40,414	46,805
		---------------	---------------
		$ 908,644	$ 2,542,932
		---------------	---------------
LIABILITIES
Current
Accounts payable and accrued liabilities		$ 64,803	$ 40,549
Advance from shareholder, non-interest bearing		84,320	179,763
		---------------	---------------
		$ 149,123	$ 220,312
		---------------	---------------
SHAREHOLDERS' EQUITY
CAPITAL STOCK	8	19,814,829	19,660,724
DEFICIT		(19,055,308)	(17,338,104)

		---------------	---------------
		759,521	2,322,620
		---------------	---------------
		$ 908,644	$ 2,542,932
		---------------	---------------

RELATED PARTY TRANSACTIONS - NOTE 13

SEE ACCOMPANYING NOTES.

APPROVED BY THE BOARD

/s/  Kam Shah
Director

/s/  Terence Robinson
Director

DEALCHECK.COM INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(CANADIAN DOLLARS)
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999

	Note	2001	2000	1999
	---------------	---------------	---------------	---------------
INCOME
Operational services		$ 120,000	$ 10,000	$ -
Licence and usage fee		151,508	-	-
Interest		15,383	20,524	-
Exchange gain		49,269	5,337	12,837
Other income		15,082	-	-
		---------------	---------------	---------------
		$ 351,242	$ 35,861	$ 12,837
		---------------	---------------	---------------
EXPENSES
Travel, promotion and consulting		$ 221,960	$ 467,835	$ 323,337
Professional fees		97,593	94,688	39,113
Net loss on investments	14	1,364,812	590,709	-
Projects development costs		15,121	155,370	-
Bank charges and interest		9,694	3,905	-
Rent		45,814	23,548	24,800
Telephone, Internet and courier		11,796	26,673	26,942
Transfer agents fees		15,665	21,047	14,684
Shareholders information		204,005	6,268	11,350
Amortization		34,926	21,468	18,386
Office and general		47,060	14,807	31,821
		---------------	---------------	---------------
		$ 2,068,446	$ 1,426,318	$ 490,433
		---------------	---------------	---------------
NET LOSS FOR YEAR		(1,717,204)	(1,390,457)	(477,596)
DEFICIT AT BEGINNING OF YEAR		(17,338,104)	(15,947,647)	(15,470,051)
		---------------	---------------	---------------
DEFICIT AT END OF YEAR		$ (19,055,308)	$ (17,338,104)	$ (15,947,647)
		---------------	---------------	---------------
Net loss per share	10	$ (0.40)	$ (0.52)	$ (0.35)
		---------------	---------------	---------------

SEE ACCOMPANYING NOTES.

DEALCHECK.COM INC.
Consolidated Statements of Cash Flows
(CANADIAN DOLLARS)
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999

	2001	2000	1999
	---------------	---------------	---------------
Cash flows from operating activities
Net loss for year	$ (1,717,204)	$ (1,390,457)	$ (477,596)
Amortization	34,926	21,468	18,386
Write-off of product development costs	15,121	155,370	-
Net loss on investments	1,364,812	590,709	-
	---------------	---------------	---------------
	(302,345)	(622,910)	(459,210)
	---------------	---------------	---------------
Amounts receivable	(268,784)	(28,414)	(62,615)
Prepaid and sundry assets	(12,380)	-	-
Accounts payable and accrued liabilities	24,254	(26,873)	10,530
	---------------	---------------	---------------
	(546,873)	(678,197)	(511,295)
	---------------	---------------	---------------
Investing Activities
Purchase of capital assets	(17,850)	(9,896)	(20,921)
Settlement of Note payable	-	(23,250)	-
Refund of subscription advance	489,173	-	-
Investments	18,779	(2,494,930)	(41,664)
Product development costs	(150,327)	(155,935)	(9,435)
	---------------	---------------	---------------
	339,785	(2,684,011)	(72,020)
	---------------	---------------	---------------
Financing Activities
Net advances from shareholder	26,557	472,147	641,984
Net advances to affiliates	(151,114)	-	-
Net advances to directors	(73,311)	-	-
Common shares issued	32,105	3,251,661	-
	---------------	---------------	---------------
	(178,143)	3,723,808	641,984
INCREASE (DECREASE) IN CASH DURING YEAR	(385,231)	361,600	58,669
CASH AT BEGINNING OF YEAR	425,968	64,368	5,699
	---------------	---------------	---------------
CASH AT END OF YEAR	$ 40,737	$ 425,968	$ 64,368
	---------------	---------------	---------------
Supplemental Disclosures
NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of debts to equity	$ 122,000	$ 300,000	$ 1,282,500
Note issued on acquisition of investment	-	-	23,250
	---------------	---------------	---------------

SEE ACCOMPANYING NOTES.

DEALCHECK.COM INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN DOLLARS)
FOR THE YEARS ENDED MARCH 31, 2001, 2000 AND 1999

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

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 17 "Differences from United States Accounting Principles."

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

2.  INVESTMENTS

A.   Short-term Investments

	COST	MARKET
VALUE
	------------	------------
MARCH 31, 2001
MARKETABLE TRADING SECURITIES	$ 261,082	$ 38,068
	------------	------------
MARKETABLE TRADING SECURITIES	$ 261,082	$ 38,068
	------------	------------
MARCH 31, 2001
MARKETABLE TRADING SECURITIES	$ 976,780	$ 371,918
NON-MARKETABLE TRADING SECURITIES:
World Vacation Club.com (i)	288,616	288,616
CONVERTIBLE DEBENTURES:
DevelopersNetwork.com (ii)	36,741	36,740
	------------	------------
	$ 1,302,137	$ 697,274
	------------	------------

(i)  World Vacation Club.Com("WVC")

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

B.   Long-term Investments

	March 31, 2000	March 31, 2001
	--------------------	---------------------
Hotlamp Interactive Inc. (i)	$ 55,802	$ 55,802
Dataloom Inc. (ii)	726,885	-
XLoom (ii)	-	2,488
	--------------------	---------------------
	$ 782,687	$ 58,290
	--------------------	---------------------

(i)   Hotlamp Interactive Technologies Inc.

The Company's investment represents less than 1% of the equity interest in Hotlamp Interactive Technologies Inc., a private

Nevada Corporation. It is a software development company focused on multimedia products.

As at March 31, 2001, the carrying value approximates the fair value of this investment.

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

5.  AMOUNTS RECEIVABLE

	-----------	----------
	2001	2000
	-----------	----------
Secured receivable (i)	$ 295,549	$ -
Convertible loans (ii)	205,479	54,365
Due from directors	73,311	-
Other receivables	9,895	36,660
	-----------	----------
	$ 584,234	$ 91,025
	-----------	----------

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

6.  PRODUCT DEVELOPMENT COSTS

	------------	------------	------------	------------	------------
	Balance At	Incurred	Written	Amortized	Balance At
	MARCH 31,	DURING	OFF DURING	DURING	MARCH 31,
	2000	YEAR	YEAR	YEAR	2001
	------------	------------	------------	------------	------------
Shellfn.com (a)	$ -	$ 111	$ (111)	$ -	$ -
IRCheck.com (b)	10,000	2,055	-	(10,685)	21,370
Dealcheck.com(c)	-	15,010	(15,010)	-	-
Biochex.com (d)	-	113,151	-	-	113,151
	------------	------------	------------	------------	------------
	$ 10,000	$ 150,327	$ (15,121)	$ (10,685)	$ 134,521
	------------	------------	------------	------------	------------
	Balance At	Incurred	Written	Amortized	Balance At
	MARCH 31,	DURING	OFF DURING	DURING	MARCH 31,
	1999	YEAR	YEAR	YEAR	2000
	------------	------------	------------	------------	------------
Shellfn.com	$ 9,435	$ 68,149	$ (77,584)	$ -	$ -
IRCheck.com	-	10,000	-	-	10,000
EduVu.com	-	33,500	(33,500)	-	-
Dealcheck.com	-	44,286	(44,286)	-	-
	------------	------------	------------	------------	------------
	$ 9,435	$ 155,935	$ (155,370)	$ -	$ 10,000
	------------	------------	------------	------------	------------
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

7.  CAPITAL ASSETS

	----------------	----------------	----------------
		Accumulated	Net
	Cost	Amortization	2001
	----------------	----------------	----------------
Office furniture	$ 56,190	$ 40,740	$ 15,450
Office equipment	63,946	41,661	22,285
Leasehold improvements	10,000	7,321	2,679
	----------------	----------------	----------------
	$ 130,136	$ 89,722	$ 40,414
	----------------	----------------	----------------
	----------------	----------------	----------------
		Accumulated	Net
	Cost	Amortization	2000
	----------------	----------------	----------------
Office furniture	$ 47,378	$ 30,383	$ 16,995
Office equipment	57,007	29,567	27,440
Leasehold improvements	7,900	5,530	2,370
	----------------	----------------	----------------
	$ 112,285	$ 65,480	$ 46,805
	----------------	----------------	----------------
	----------------	----------------	----------------

8.  CAPITAL STOCK

A.  Authorized

Unlimited number of common shares

B.  Issued

	2001		2000
	---------------	---------------	----------------	---------------
	Common		Common
	Shares	Amount	Shares	Amount
	----------	----------	-----------	----------
Beginning of year	4,117,616	$ 19,660,724	2,832,616	$ 16,109,064
On conversion of debt B (i)	400,000	122,000	400,000	300,000
Issued for cash on conversion of Warrants C (i)	101,700	32,105	885,000	3,251,660
	---------------	---------------	----------------	---------------
	4,619,916	$ 19,814,829	4,117,616	$ 19,660,724
	---------------	---------------	----------------	---------------
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

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	---------------	---------------
	2001	2000
	---------------	---------------
Amounts related to tax loss and credit carry forwards	$ 4,152,000	$ 4,033,000
Unrealized and holding losses on investments	421,000	266,000
Capital assets	39,000	28,000
	---------------	---------------
Net future tax assets	4,612,000	4,327,000
Less: valuation allowance	(4,612,000)	(4,327,000)
	---------------	---------------
	$ -	$ -
	---------------	---------------

The Company has carry forward tax losses of approximately $9.4 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

2002	5,036,000
2003	1,133,000
2004	617,000
2005	536,000
2006	460,000
2007	683,000
2008	970,000
-------------
$ 9,435,000
-------------

12.  COMMITMENTS

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

  Licence and usage fee income of $151,508 (2000 - Nil; 1999 - Nil) and consulting service fee income of $120,000 (2000 - $10,000; 1999 - Nil) were earned from a corporation which has common management.
  Included in shareholders information expense is $180,425 (2000 - Nil; 1999 - Nil) to a corporation which has common management.
  Rent and telephone expense are net of recoveries of $110,587 (2000 - $43,106; 1999 - Nil) from corporations which share common management and directors.
  Interest earned from related corporations amounts to $8,458 (2000 - $1,669; 1999 - Nil).

  Included in professional and consulting fees is $150,400 (2000 - $114,592; 1999 - $36,390) paid to directors of the Company.
  Business expenses of $55,959 (2000 - $108,249; 1999 - $36,144) were reimbursed to directors of the corporation.
  Consulting fees include amounts to a shareholder corporation of $90,482 (2000 - $176,550; 1999 - $177,972)

14.  NET LOSS ON INVESTMENTS

	2001	2000	1999
	------------	------------	------------
Holding losses	$ -	$ -	$ -
Provision for non-temporary Impairment in value	789,200	72,470	-
Realized loss (gains)	575,612	(94,555)	-
	------------	------------	------------
	$ 1,364,812	$ 590,709	$ -
	------------	------------	------------

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

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

	Business	Product
	Services	Development	Incubation
	------------	------------	--------------
2001
Total revenue	120,000	151,508	-
Earnings (Losses) from operations	120,000	136,387	(1,589,772)
Total assets	-	134,521	58,920
Total liabilities	-	-	64,803
	------------	------------	--------------
2000
Total revenue	10,000	-	-
Earnings (Losses) from operations	10,000	(155,370)	(1,058,544)
Total assets	-	10,000	782,687
Total liabilities	-	-	40,549
	------------	------------	--------------

Reconciliation to Financial statements:

	2001	2000
	-------------	------------
Revenues
Total revenue from reportable segments	271,508	10,000
Other	79,734	25,861
	-------------	--------------
	351,242	35,861
	-------------	--------------
Net Loss
Total earnings (Losses) from continuing operations for
Reportable segments	(1,333,385)	(1,203,914)
Other	(383,819)	(186,543)
	-------------	--------------
	(1,717,204)	(1,390,457)
	-------------	--------------
Assets
Total assets used for reportable segments	193,441	792,687
Other	715,203	1,750,245
	-------------	--------------
	908,644	2,542,932
	-------------	--------------
Liabilities
Total liabilities used for reportable segments	64,803	40,549
Other	84,320	179,763
	-------------	--------------
	149,123	220,312
	-------------	--------------

17.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

Product Development Costs

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