Form 20-F
period 2002-03-31
DEALCHECK COM INC
filed 2002-09-11
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12() OR () OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15() OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2002.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to

Commission file number: 0-30314

DEALCHECK.COM INC.
(Exact name of Registrant as specified in its charter)

PROVINCE OF ONTARIO, CANADA
(Jurisdiction of incorporation or organization)

47 Avenue Road, Suite 200
Toronto, Ontario, M5R 2G3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class:	Name of each exchange on which registered:
Common Shares Without Par Value	OTC:BB

Securities registered or to be registered pursuant to Section 12(b) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,226,630 as at March 31, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17    ☒  Item 18

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

  Future earnings and cash flow, - future plans and capital expenditures, - expansion and other development trends of the Internet and high technology industry,
  Expansion and growth of our business and operations, and
  Our prospective operational and financial information.

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

  Fluctuations in prices of our products and services,
  Potential acquisitions and other business opportunities,
  General economic, market and business conditions, and
  Other risks and factors beyond our control.

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

Dealcheck.com, Inc., (the "Company"), is a Canadian corporation incorporated under the laws of the Province of Ontario. 88% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and most of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency and Exchange Rates

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 16 of the Notes to Consolidated Financial Statements contained herein.

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

	2002	2001	2000
	----	----	----
Rate at end of Period	.6256	.6336	.6879
Average Rate During Period	.6381	.6633	.6810
High Rate	.6622	.6793	.6925
Low Rate	.6200	.6336	.6636

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2002, 2001 and 2000.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the fiscal years ended March 31, 1998, 99, 2000, 2001 and 2002, on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data - Fiscal year ended March 31,

	2002	2001	2000	1999	1998

Sales/ Gross revenue	$66,860	$351,242	$35,861	$12,837	NIL
Loss from Continuing Operations	$1,332,926	$1,717,204	$1,390,457	$477,596	$563,035
Loss from Discontinued Operations	NIL	NIL	NIL	NIL	$190,959
Loss per Share	$0.27	$0.40	$0.52	$0.35*	$0.51*

Balance Sheet data - As at March 31,

	2002	2001	2000	1999	1998

Working Capital (Deficit)	($133,419)	$526,296	$1,483,128	($28,690)	($649,329)
Total Assets	$206,596	$908,644	$2,542,932	$259,706	$61,541
Long Term Liabilities	NIL	NIL	NIL	NIL	NIL
Total Liabilities	$201,724	$149,132	$220,312	$98,290	$705,028
Shareholders' Equity (Deficit)	$4,872	$759,521	$2,322,620	$161,416	($643,437)
Number of Shares Outstanding	7,226,630	4,619,316	4,117,616**	2,832,616xx	1,122,615*

*	Recalculated on the basis of the 15:1 common share consolidation on October 29, 1998 to make them comparable with the fiscal 1999.

**	The number of shares includes 68,300 shares, subscribed and paid for but not yet issued

xx	The number of shares included 700,000 shares to be issued to shareholders in settlement of their advances of $525,000 at $0.75 per share. Shares were issued subsequent to the year-end.

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

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

Exchange Rate Risk

The Company records its transactions and prepares its financial statements in Canadian dollars. During the Company's 2001 fiscal year, 21 per cent of the Company's business was transacted in currencies other than the Canadian dollar. Any change in the value of the United States dollar against the Canadian dollar will affect revenues and earnings of the Company when translated into Canadian dollars.

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

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

Dealcheck.com Inc. ("the Company") was incorporated under the Business Corporation Act (Ontario) in 1973 and is based in Toronto, Ontario, Canada.

The Company went through seven name changes and four major changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000. The significant changes, briefly, were as follows:

  The Company was incorporated under the name "Kamlo Gold Mines Limited" and remained an inactive shell from the date of incorporation to 1985.
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

The Company had no significant revenue since April 1, 1996 except in the fiscal year 2001 and incurred significant losses since inception. Accumulated deficit at March 31, 2002 was approx. $20 million.

The Company's operating cash requirement during the fiscal year 2002 was primarily funded out of the sale of investments, funds received from shareholders and directors and issue of common shares.

Capital Expenditures

The Company spent $352 on capital assets during the year ended March 31, 2002 compared to $17,850 in fiscal 2001 and $9,896 in fiscal 2000.

(B) BUSINESS OVERVIEW

The company's operating activities can be broadly classified into three categories--

Business services:   this segment includes management and operational services to investee companies and others

Product development: This segment includes revenue from the Company's own web sites and technical projects
Incubation: This segment includes dividend and/or capital gains earned through long-term investments in start-ups and emerging companies

In December 1999, the Company successfully initiated a private placement and raised a net amount of $3.2 million.

The Company invested the funds raised in short term investments in marketable securities of new or emerging public companies, in non-marketable securities of private companies and in convertible debenture of a private company. All these companies were primarily engaged in development of Internet related businesses. Unfortunately, all these investments were significantly affected due to continually adverse business climate for the technology industry in general and start up companies in particular. As a result, almost all these investments were either written off or disposed of by the end of the fiscal 2001. approx. $2.5 million was invested over the period of three years between the fiscal 1999 and 2001.

During the same period, the company also invested in several in house projects, which aimed to use the Internet and other new technologies for commercial usage.

One of the in house projects was known as IRCheck.com. The project comprised development of a comprehensive, content-driven web site, which would provide details on Investors Relations firms for the small to medium size public companies seeking to outsource their investor relation matters. The revenue opportunities would include subscription fees chargeable to the owners of the contents included in the portal (IRCheck.com - IR firms) and user fees to the visitors to the portal requiring customized information beyond the basic free information. Other sources of revenue would include sponsorship, product packaging and sale of proprietary database. The Company spent a total of approx. $35,000 up to the end of the fiscal 2001. the company licensed the databse developed in relation to this project to an affiliated shareholder corporation and generated revenue of approx. $151,000 in fiscal 2001.

During the fiscal 2001, the company funded a new project through an Ontario private company in which the Company has full equity ownership. The investee company's business strategy was to develop and market and/or license web enabled wireless and portable Internet appliances using latest wireless connectivity technologies like Bluetooth. First of its projects relates to a medical data logging device. The Company invested about $113,000 by March 31, 2001

Overview of the fiscal year ended March 31, 2002

Investments

As explained earlier, most of the investments made up to the fiscal 2001 were either disposed of or written off by the fiscal 2001. During the fiscal 2002, the company sold its investment in XLoom Holdings, Inc. at the net book value and written off its investment in Hotlamp Interactive Inc.

During the fiscal 2001, the company advanced funds to an affiliated Ontario corporation, First Empire Entertainment.com Inc., which is engaged in live theatrical productions and other multimedia products and services. These funds were covered by a convertible note allowing the company an option to convert its loan into the common shares of the investee company. The balance of the loan at the end of the fiscal 2001 was $205,000 and increased to $215,000 by September 30, 2001, when the company exercised its option and converted the entire balance into 2 million shares in First Empire. This holding gave the company approx. 29% equity interest in First Empire.

Unfortunately, First Empire was unable to raise the fund and proceed with its intended business plan within the expected time frame, nor was it able to anticipate with reasonable assurance as to when it would be able to do so. The company never intended to hold this investment for an indefinite period nor did it have funds to provide further financial support to First Empire. It therefore sold the entire investment to a shareholder corporation, Snapper Inc. for $50,000 and wrote off the balance of the investment at the end of the fiscal 2002.

Business Projects

The IRCheck project, which began in fiscal 2000 was completed and launched in March 2001. as explained earlier, the company generated $151,000 in annual license fee and a usage fee based on revenue earned from the use of this database. This contract was not renewed in the fiscal 2002. the company was unable to spend further funds on this project in updating the database and the web site. The company therefore fully wrote off the book value of the project.

The company spent additional $25,000 on its Biochex project carried out by a subsidiary as explained earlier. This project is being actively pursued. The company received letters from couple of non-related Ontario corporations confirming their financial participation up to $500,000 on completion of successful prototype by the company. The prototype is expected by the end of December 2002.

Full details of these investments and related business activities are provided under "Operating and Financial Review and Prospects " section of this Report.

Fulfillment services

During the year, the company charged $60,000 to an affiliated company for lending the services of its consultants. The management believes that similar types of fulfillment services may be required on a regular basis and will form part of one of the regular revenue sources for the Company.

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

(D) PROPERTY PLANTS AND EQUIPMENT

The administrative head office of the Company is located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There is no long-term lease commitment.

Total area of the premises is approximately 950 sq. ft., and about 30% of these premises is subleased to the Company. Effective February 16, 2002, the administrative head office of the company was relocated in subleased premises at 47 Avenue Road.

Until February 15, 2002, the company was operating from a 4,800 sq. ft. leased premises at 65 Queen Street West, Toronto, Ontario, Canada. The lease for was five year until 2005. However, the company could no longer afford or justify keeping such a large premises in the light of its business operations. The company therefore cancelled the lease and relocated at the new address. See Operating and Financial Review and Prospects - item 5 for further details.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the financial Statements of the Company and notes thereto contained elsewhere in this report.

YEAR ENDED MARCH 31,	2002	2001	2000
		in 000' CDN$

Income	67	351	36
Expenses	1,398	2,068	1,426

Net Loss for year	1,333	1,717	1,390
Deficit at end of year	20,388	19,055	17,338

Overview

The company's performance during the fiscal year 2002 remained dismal. Lack of adequate funding coupled with discouraging business climate adversely affected some of the initiatives, which were intended to bring profitable business activities in the company. These are discussed in detail later in this report.

The performance by business segment was as follows:

Incubation--
This segment relates to investing mainly in start up companies with Internet and high technology oriented business plans.
This segment did not generate any revenue. The net loss sustained during fiscal 2002 by this segment was approx. $0.9 million in fiscal 2002 compared to $ 1.6 million in fiscal 2001.
Commercial web sites and project development--
This segment relates to the Company's investments in wholly owned commercial web sites and projects. The company invested in two projects - IRCheck.com, which was completed and began generating revenue during the fiscal 2001 and the Biochex project through an Ontario private company where the Company has full ownership equity. Both these projects are further detailed later in this report.
This segment did not generate any revenue in fiscal 2002 compared to $152,000 in fiscal 2001. Net earnings from this segment during fiscal 2002 were a loss of $300 compared to a profit of $136,000 in fiscal 2001. The revenue and earnings in fiscal 2001 arose solely from IRCheck.com project. This is further explained under income section of this report.
Fulfillment services--
This segment provides administration and operational services to investee companies and other entities where the company may choose to invest in the future.
This segment generated revenue and net income of $60,000 in fiscal 2002 compared to $120,000 in fiscal 2001. The decline in revenue is explained under income section of this report.
Income

Overall revenue of the Company decreased significantly to $66,860 in fiscal 2002 compared to $351,242 in fiscal 2001. Revenue was $35,681 in fiscal 2000.

Various sources of income are discussed below.

Operational services income

The company earned $60,000 from providing management services to an Ontario affiliated shareholder corporation. These services comprised lending the services of two of its directors during the fiscal year in the finance and business development areas of the affiliate. The services were charged at the rate of

$10,000 per month. The company earned $120,000 from similar services to the same corporation in the fiscal 2001.

The management services agreement was canceled effective October 1, 2001 which explains only six months revenue in fiscal 2002 compared to full year's revenue in fiscal 2001.

The Company earned $10,000 in fiscal 2000 from similar services to a non-affiliated investee, which were provided on a one-time basis and were not renewed.

License and usage fees

During the fiscal 2001, The Company was able to license its database related to its commercial web site - IRCheck.com to Ontario affiliated Shareholder Corporation under a licensing agreement. A total of $151,508 was earned from this source.

The licensing agreement expired on March 31, 2001 and was not renewed for the fiscal 2002. The company was unable to update the database on a timely basis due to non-availability of funds, which was partly responsible for the termination of the agreement. As a result, no revenue was earned from this source during the fiscal 2002.

Other income

The other income totaled $6,860 in the fiscal 2002 compared to $79,734 in fiscal 2001 and $25,861 in fiscal 2000.

The other income in fiscal 2002 comprised of exchange gain. The net exchange gain in fiscal 2001 was $49,269 and in fiscal 2000, it was $5,337. The exchange gain mainly resulted from conversion of US Dollar items into Canadian Dollar. The exchange rate between these currencies changed from $1.4537 Canadian to one US Dollar at the end of fiscal 2000 to $1.5784 Canadian at the end of fiscal 2001 and to 1.5958 at the end of the fiscal 2002. However, significant reduction in the US dollar operations and net assets of the company over these periods affected the amount of net gain generated.

The other item in other income in fiscal 2001 included Interest earned of $15,383 (2000: $20,524) on funds with the brokerage firms and interest charged on advances and balances receivable. These balances were almost eliminated by way of liquidation or equity adjustments during the fiscal 2002 and hence there was no interest earned during the year.

The remaining of the other income of $15,082 in fiscal 2001 related to a one-time facilitation fee earned.

Expenses
The overall analysis of the expenses is as follows:

	2002	2001	2000

Operating expenses	$1,135,954	$703,634	$ 835,609
Net loss on investment	263,832	1,364,812	590,709

	$1,399,786	$2,068,446	$1,426,318

Operating Expenses

Travel, promotion and consulting-

Year ended March 31,	2002	2001	2000

Travel, meals and entertainment	$37,451	$51,566	$ 102,545
Consulting	344,205	170,252	315,376
Promotion	123,326	142	49,914

	$504,982	$221,960	$467,835

% of operating expenses	44%	32%	56%
Travel, Meals and Entertainment

During the fiscal 2002, the management continued to focus more on handling in -house projects and investments on hand than seeking new businesses due to lack of funding and adverse business climate. Hence travel, meals and entertainment costs declined in fiscal 2002 and 2001 compared with those of fiscal 2000.

Consulting costs

Consulting fee totaling $211,779 (about 62% of the total fee) for fiscal 2002 was settled through issuance of 1,330,000 common shares of the company. 1,230,000 were registered under the Securities Act of 1933 by filing of Form S-8 on March 28, 2002. The remaining 100,000 shares were issued to a non-US and non-Canadian consultant and were not registered.

Increase in consulting fee in fiscal 2002 was mainly due to the shares issued as above, which included shares valued at $159,400 issued to current and past executives of the company for services rendered during current and past years.

Consulting costs also include a consulting fee of $94,026 (2001: $90,493, 2000: $176,550) charged by a shareholder under a Consulting agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. The Company had successfully used the services of this corporation in the past until September 30, 2000, when the agreement expired and was not renewed. Given the current financial situation of the company, the management felt it was in the interest of the company to renew the contract for another year effective October 1, 2001 at the same rate of $10,000 US per month as in the past.

Promotion Costs

Promotional costs for the fiscal 2002 consisted of $78,697US charged by a non-related European corporation, which was hired to conduct promotional work for the company and its projects in Europe for about six months.

Professional fees

Professional fees in fiscal 2002 were $133,152 compared to $97,593 in fiscal 2001 and $94,688 in fiscal 2000.

The fees included $121,811 (2001: $72,000) paid to an executive director for providing financial, accounting and corporate services. Increase during the current fiscal year was due to payment of $47,820 in common shares of the company for the services rendered during current and past years. These shares were registered under the Securities Act of 1933 by filing of Form S-8 on March 28, 2002.

Other professional fees comprise legal costs for filing of Form S-8 and audit costs.

Shareholders information

Total costs during the fiscal 2002 were $341,377 compared to $204,005 in fiscal 2001 and $6,268 in fiscal 2000.

Major element of these costs in fiscal 2002 comprised investor relations and corporate promotional costs incurred as follows:

1.  Effective April 1, 2000, an investor relations contract was signed with an Ontario affiliated shareholder corporation at the fee of $10,000 US per month, which is in line with the fees charged by the said firm to its other non related clients. The fee was revised to $10,000 CDN per month effective April 1, 2001 when the contract was renewed for another year. Total fee charged for the fiscal 2002 was $120,000 (2001: $180,425)

2.  On August 15, 2001, the company signed a one-year promotion contract with a non-related US corporation for a total fee of $165,853. The fee was settled by issuance of 226,349 common shares of the company. These shares are not yet registered. Fee relating to the period after March 31, 2002 were expensed instead of being considered as prepaid. The management assessed the effectiveness of the promotion program and decided to expense the entire cost. (fiscal 2001 costs : $ Nil)
3.  $62,744 charged by a non-related Canadian corporation for design, production and distribution of promotional materials. These fees were settled by issuance of 100,000 common shares of the company. (fiscal 2001 costs : $ nil)

The management believed that an effective communication was essential with the shareholders and other investing communities in view of the Company's listing on the Over The Counter Bulletin Board of NASDAQ and a need to raise further equity capital and attract strategic partners for its projects. Therefore, the decision was made to contract this work to professional firms.

Other costs related to the costs of press releases, annual and special meeting of the shareholders and fees for various statutory filings with regulatory bodies in Canada and the USA.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in fiscal 2002 were $156,143 compared to $164,955 in fiscal 2001 and $111,448 in fiscal 2000.

Rent

The company signed a long-term lease on February 1, 2000 which was to expire on May 30, 2005 for its premises at 65 Queen Street West, Toronto, Ontario, Canada. Monthly rent was approximately $12,500. These premises were sub-leased to two associated corporations from whom approx. 68% of the rent was recovered.

However, since October 1, 2001, the company was unable to pay its rent in full every month. The management approached the landlord with a request for relocation to smaller premises. While the landlord accepted the smaller rental payments and allowed the company to defer its rent, they did not provide any written response to the company's request despite promising to do so.

In order to avoid any further liabilities, the company decided to cancel the lease and accordingly informed the landlord about its intention in writing. The premises were vacated on February 15, 2002 and the corporate office has since been relocated to 47 Avenue Road, Toronto, Ontario, as a subtenant without any long term lease commitment. The rental cost to the company is less than $1,000 per month.

No further charges were received from the landlord for early cancellation of the lease agreement. The company may be subject to a penalty of approx. $38,000 for early cancellation of the lease as per the terms of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such penalty and are further assured by the fact that no such penalty has been demanded till date. The penalty has therefore not been accounted for in the books of the company.

The above move together with substantial reduction in related office costs is expected to reduce the overall operating costs and future operating cash requirements.

Net loss on investments

The net loss in fiscal 2002 was $263,832 compared to $1,364,812 in the fiscal years 2001 and $ 590,709 in fiscal year 2000.

The net loss is made up of the following -

Holding gain or loss related to short term investments in marketable securities of new and developing companies and resulted from adjusting the costs of these investments to their quoted market values at the year end as per the stated accounting policy. Holding loss for the fiscal 2002 was $98,401 made up of full provisions against two marketable securities - $58,290 for Hotlamp Interactive Inc. and $40,111 for Mecaserto, Inc. (holding losses for 2001 : $ nil and for 2000: $612,794)

Provision for non-temporary impairment related to the reduction made in the carrying value of a long-term investment at the year-end based on the management's conservative evaluation of the factors leading to a decline in the value of a permanent nature as per the stated accounting policy. No such provision was required for the fiscal 2002. Provision made during fiscal 2001 was $798,200 and for fiscal 2000 was $72,470.

Realized gains and losses related to the difference between the net proceeds and carrying value of investments as per the stated accounting policy. The company incurred a realized loss of $165,431 on sale of its investments in First Empire Entertainment.com Inc. during the fiscal year 2002. Realized losses in fiscal 2001 were $575,612 and for fiscal 2000, there was a realized gain of $94,555.

Further details on the major investments are given under Investment section of "Liquidity and Capital Requirement " below.

(B) LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

Cash on hand at March 31, 2002 was $47,708 compared to $40,737 at March 31, 2001.

There was a deficit of $133,419 in the net working capital at March 31, 2002 compared to a positive net working capital of $526,296 at March 31, 2001.

Two major factors were responsible for significant deterioration in the working capital and cash flow situation during the current year. Most of the short term investments and receivables became irrecoverable due to continued adverse market situation through out fiscal years 2001 and 2002. The company followed the conservative accounting and decided to fully provide against such items. On the other hand, the company had to resort to extensive promotional efforts during the current year to attract new funds. These efforts added to its current liability resulting in the negative working capital.

During the fiscal year 2002, the company generated a net cash of about $220,000 from the funds advanced by shareholders and recovery of the debt owed by the directors and common shares issued against the warrants exercised by one of the investees from the private placement done in fiscal 2000. Additional $62,000 approx. was generated from the disposal of investments and capital assets. Of these funds, about $25,000 was spent on the Biochex project and $250,000 on operating activities resulting in a net surplus of about $7,000.

Investments

	31-Mar-02	31-Mar-01

Short term investments	-	38,068
Advances & receivable	20,597	584,234
Product development	138,291	134,521
Long term investments	-	58,290

	$ 158,888	$ 815,113

Short term investments

The company's only investment comprised 80,000 common shares of Mecaserto Inc. bought at a cost of about $165,000US in fiscal 2000.

Mecaserto is a producer of simulators for radiotherapy machines based in France. Following the management's visit to the company's operations in fiscal 2001, it was concluded to wait until the company was successful in getting listed on Over The Counter Bulletin Board of NASDAQ, when the realization value of the investment is likely to increase. Meanwhile, the investment was valued at the market value of $ 20,000 US and the balance was fully provided at March 31, 2001.

During the last quarter of fiscal 2002, the management reviewed the status of this investment and found that the company did not make any efforts to get its shares properly traded. No further financial details were available, although the company was purportedly in operations. In the light of this development, management decided to fully provide against this investment.

Advances & receivable

The major items included in this category as at March 31, 2002 are as follows:

a.  Advances to directors $6,087 (2001: $73,311)

These advances are non-interest bearing, payable on demand.. Approximately $67,000 was repaid during the fiscal 2002.

b.  Accounts receivable $3,395 (2000: $501,028)

There were two major items included in the receivable at March 31, 2001 - Receivable from a shareholder corporation, Current Capital Corp. of $295,549. This debt was fully settled since then and as at March 31, 2002, there was an advance from Current Capital Corp. of $28,616, which has been included under advances from shareholders.

Second major receivable at March 31, 2001 was $205,479 due from a related corporation, First Empire Entertainment.com Inc. These funds were advanced under a convertible loan. On August 9, 2001, the company exercised its option to convert the loan balance of approx. $207,000 into equity in First Empire Entertainment.com Inc. See investment details below for further details.

Product Development

The following is a summary of the development costs incurred to date by project:

Project	31-Mar-02	31-Mar-01

IRCheck.com	-	21,370
Biochex.com	138,291	113,151

	$ 138,291	$ 134,521

IRCheck Project

As explained earlier, the company was unable to raise funds for maintaining the database up to date and for promoting this product and raising any new revenue. The management therefore decided to fully amortize the balance of the deferred cost of this project during the quarter ended December 31, 2001.

Biochex Project

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

The following were the major developments on this project since March 31, 2001 -

•	The initial beta testing of the first Biochex device was successfully completed in June 2001. The device used BluetoothTM chips and a proprietary firmware technology on an electronic stethoscope to successfully test its functionality

•	A comprehensive web site for Biochex products and services was launched on November 5, 2001. However, the Web site was withdrawn from the public display for further work and testing.

•	On November 26, 2001, the company received a memorandum of understanding from a non-related Ontario corporation to license the company's Biochex technology for a licence fee of $250,000 plus a royalty. Further development in the matter is subject to successful completion of the Biochex beta testing.

•	On June 17, 2002, the company received a letter from another non-related Ontario corporation expressing its interest in partnering with the company by contributing $500,000 subject to their evaluation of the final prototype and underlying technology.

The company has been testing the application of another wireless technology on a much smaller transducer. Originally, this testing was to be completed by December 31, 2001. This has however been delayed due to various technical difficulties. The Company's chief technology officer hopes to complete the testing by the end of December 2002.

The commercial launch of this product will depend on the company's ability to attract more funds or other partners with marketing and operational facilities.

The management has decided to wait until the next fiscal year to assess whether this project has any future revenue potentials. No further production costs are anticipated until the beta testing is successfully concluded.

Long term Investments

	31-Mar-02	31-Mar-01

First Empire Entertainment.com Inc.	-	-
Hotlamp Interactive Inc.	-	55,802
XLoom Holdings Inc./ Dataloom Inc.	-	2,488

	-	$ 58,290

First Empire Entertainment.com Inc.

The company's original investment in First Empire was 13,000 common shares bought in June 2000. As explained earlier, the company provided funds under a convertible loan agreement. On August 9, 2001, the company exercised its option and converted its entire loan balance of approx. $207,000 into 2 million common shares of First Empire. First Empire is a related corporation since it has common management and directors. As a result of this transaction, the company held approx. 29% of the equity of First Empire. This transaction was approved by the Board, including the independent director, in a meeting held on August 8, 2001.

First Empire Entertainment.com Inc. is an emerging company in the entertainment industry. The Company is seeking to promote Broadway-bound shows and related merchandise, as well as music, film, and television products and services. First Empire plans to market them through multimedia channels.

First Empire Entertainment.com Inc. is an Ontario reporting issuer, reporting to Ontario Securities Commission. In October 2000, it signed an agreement to purchase all the shares of an Ontario private company, which owned rights to a Broadway musical based on Alexander Dumas' story of the Count of Monte Cristo and titled "Count of Monte Cristo" and held two preview shows of the musical during 2000 and 2001 in Toronto and New York respectively. The company is now seeking to raise more funds to begin commercial production and road shows of the Musical.

First Empire has however been unsuccessful so far in raising the required funds. In the current market for such industry, it is not certain if and when the First Empire can raise the required fund.

The management was originally attracted to this investment owing to its business plan, which was to use Internet platform to promote and sell tickets, and other multimedia products arising from live theatrical productions.

However, delay and difficulty faced by First Empire in raising the required funds and the company's own cash requirement raised doubts about the company's ability to realize this investment within a reasonable time. The company therefore accepted the offer of $50,000 from Snapper Inc., a shareholder and financial consultant for the company to acquire this investment. The amount due from this transaction was to be set off against partial payment of the balance owed to Snapper Inc. The transaction was approved in the board meeting dated February 28, 2002 and was implemented on the same date. The balance of the book value of this investment was written off as realized loss on investment.

Hotlamp Interactive Inc.

This company has so far been unsuccessful to raise adequate funds to support its marketing and product launch. The management decided to provide fully against this investment as at December 31, 2001.

XLoom Holdings Inc.

The company sold this investment to an affiliated shareholder corporation at a net book value on March 31, 2002.

Liquidity

The company current has no sources of revenue which can generate funds for its operating and investing needs and relies entirely on advances from its shareholders to support its operational costs. While the management has made all efforts in minimizing its operational costs including the rental as explained above and estimates its operating cash requirement for the fiscal 2003 to be not more than $200,000, it is uncertain as to how much and how long it continues to receive advances from the shareholders or others in future.

The management hopes that its current financial consulting contract with a shareholder corporation which was renewed effective October 1, 2001, as explained earlier, will enable the company to obtain operational cash until alternative sources are found. However there is no guarantee that this will happen.

Meanwhile, the management is pursuing interest shown by some corporations in acquiring interest in the company and in the Biochex project as explained earlier.

Forward Looking Statements

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

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

Not applicable.

(D) TREND INFORMATION

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position		Commencement of
With the Company	Age	Service

Terence Edward Robinson	43	October 1, 1991
Chairman and Chief Executive Officer
Kam Shah	51	January 3, 1999
Director and Chief Financial Officer
Dean Bradley	69	November 13, 2000
Chairman and Chief Executive Officer

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

Mr. Robinson was also an executive producer of a children's film, "Beethoven Lives Upstairs," which won him an Emmy Award in 1992 and is a director of First Empire Entertainment.com Inc., an Ontario reporting corporation engaged in live theatrical productions and other multimedia products and services.

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

Mr. Shah is also an officer of Current Capital Corp., a private Ontario corporation, having its head office in Toronto. CCC provides venture capital financing to start up companies and investors' relations services to public companies and a director in First Empire Entertainment.com Inc., an Ontario reporting corporation engaged in live theatrical productions and other multimedia products and services.

Dean Bradley is a non-executive director based in Seattle, Washington. He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations. Currently, Mr. Bradley is the President and CEO of First Access Capital Corporation, a Belleview, Washington, based private corporation, and McKenzie Management Co., Ltd., a private company in Orange Park, Florida.

Management Team

The Company 's current management team consists of the following individuals:

Mr. Terence Robinson - see above for his background.

Mr. Kam Shah - see above for his background.

Both, Mr. Robinson and Mr. Shah signed consulting agreements on April 1, 2000, for a term of five years. Copies of these agreements were included in the Exhibits attached to the annual report for the fiscal year 2001 submitted on July 23, 2001. These contracts were ratified by the shareholders in their annual and special meeting on November 13, 2000.

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

2.  Directors and Officers of the Company

During the fiscal year ended March 31, 2002, the aggregate remuneration paid or payable by the Company and its subsidiary to its directors and executive officers for services rendered was $351,492 and total expenses reimbursed were $32,451. The Company also paid $149,438 to an ex-director for past services.

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

Audit Committee

The members of the audit committee consist of Terence Robinson and Dean Bradley. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

In the Annual General Meeting held on November 30, 2001, the shareholders empowered the directors to increase the limit on maximum number of stock options that might be issued from time to time to employees, officers, consultants and directors of the Corporation under the 1999 Stock Option Plan from 10% to 25% of the issued and outstanding common shares of the Corporation at the time of such issue.

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

The following table sets forth information on all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock, as of August 31, 2002, provided by the Company's transfer agents, the depository trust company and brokers. Except as may be otherwise indicated in the footnotes to the table, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them.

Name of	Common Stock	Percent
Beneficial Owner	Beneficially Owned	Owned

John Robinson	500,000	7%
Terence Robinson	500,000	7%
Snapper Inc.	643,000	9%

There are no voting agreements or similar arrangements (formal, informal, written, or oral) known to management to exist.

Holders of Common stock are entitled to one vote per share.

At August 31, 2002, the Company had 7,226,030 shares of common stock outstanding, which as per the details provided by the Transfer Agents, were held by 1,042 record holders, 506 of which, holding an aggregate of 855,777 shares of common stock, were in the United States.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the respective parties. Related party transactions have been listed below:

•	Licence and usage fee income of $Nil (2001 - $151,508; 2000 - Nil) and consulting service fee income of $60,000 (2001 - $120,000; 2000 - $10,000) were earned from a corporation which has common management.

•	Included in shareholders information expense is $120,000 (2001 - $180,000; 2000 - Nil) to a corporation, which has common management.

•	Rent and telephone expense are net of recoveries of $79,494 (2001 - $110,587; 2000 - $43,106) from corporations, which share common management and directors.

•	Interest earned from related corporations amounts to $Nil (2001 - $8,458; 2000 - $1,669).

•	Included in professional and consulting fees are $351,492 (2001 - $150,400; 2000 - $114,592) paid to directors of the Company and $149,438 paid to an ex-director for the past services.

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

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

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The following table sets forth the reported high and low sale prices and volume traded for the common shares as quoted on OTCBB or Pink Sheet on a quarterly basis since April 1, 1999:

Period (M/D/Y)	High	Low	Volume for
	(In US Dollar)		Quarter

4/1/99 - 6/30/99*	3.125	1.375	230,700
7/1/99 - 9/30/99*	2.50	1.75	152,700
10/1/99 - 12/31/99	8.00	2.00	277,500
1/1/00 - 3/31/00	6.50	2.75	223,000

4/1/00 - 6/30/00	1.80	.875	925,000
7/1/00 - 9/30/00	1.70	.625	983,000
10/1/00 - 12/31/00	1.06	.21	1,945,000
1/1/01 - 3/31/01	.40	.13	1,630,000

4/1/01 - 6/30/01	.68	.14	1,925,000
7/1/01 - 9/30/01	.68	.35	2,410,700
10/1/01 - 12/31/01	.50	.027	3,665,700
1/1/02 - 3/31/02	.29	.07	1,809,100

* Reflects prices after the consolidation of 15 old common shares into 1 new common share.

The following table sets forth the reported high and low sale prices and average volume traded for the common shares as quoted on CDN on a quarterly basis since April 1, 1999:

Period (M/D/Y)	High	Low	Volume for
	(In Canadian Dollar)		Quarter

4/1/99 - 6/30/99* x
7/1/99 - 9/30/99*	2.50	1.75	152,700

As of June 30, 2002, the Company's share register indicated that 845,777 of the issued and outstanding common shares were held by 506 shareholders with addresses in the United States, representing approximately 12% of the issued and outstanding common shares of the Company.

(B) PLAN OF DISTRIBUTION

Not applicable.

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

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

Not applicable.

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

(D) EXCHANGE CONTROLS

Other than those described below, there are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are also no such limitations imposed by our memorandum and articles of association with respect to our Common Shares.

Investment Canada Act

Under the Investment Canada Act, the acquisition of control of a Canadian business by a "non-Canadian" is subject to review by the Investment Review Division of Industry Canada ("Investment Canada"), a government agency, and will not be allowed unless the investment is found likely to be of "net benefit" to Canada. An acquisition of control will be reviewable by Investment Canada if the value of the assets of the Canadian business for which control is being acquired is (1) $5 million or more in the case of a "direct" acquisition; (2) $50 million or more in the case of an "indirect" acquisition, which is a transaction involving the acquisition of the shares of a company incorporated outside of Canada which owns subsidiaries in Canada; or (3) between $5 million or more but less than $50 million where the Canadian assets acquired constitute more than 50% of the value of all entities acquired, or if the acquisition is not effected through the acquisition of control of a foreign corporation.

These thresholds have been increased for the purposes of acquisition of control of a Canadian business by investors from members of the World Trade Organization ("WTO"), including Americans, or WTO member-controlled companies. A direct acquisition by a WTO investor is reviewable only if it involves the direct acquisition of a Canadian business with assets of $209 million or more for the year 2001 (this figure is adjusted annually to reflect inflation). Indirect acquisitions by WTO investors are not reviewable unless the Canadian assets acquired constitute more than 50% of the asset value of all entities acquired, in which case the $209 million threshold applies.

These increased thresholds applicable to WTO investors do not apply to the acquisition of control of a Canadian business that is engaged in certain sensitive areas such as uranium production, financial services, transportation or culture. In the case of the acquisition of control of a cultural business, the Minister can elect to review the transaction even where it does not exceed the lower asset threshold test above. Even if the transaction is not reviewable, a non-Canadian must still give notice to Investment Canada of the acquisition of control of a Canadian business within 30 days after its completion.

Competition Act

Under the Competition Act (Canada), certain transactions are subject to the pre-notification requirements of the Competition Act whereby notification of the transaction and specific information in connection therewith must be provided to the Commissioner of Competition. A transaction may not be completed until the applicable statutory waiting periods have expired, namely 14 days for a short-form filing or 42 days for a long-form filing. Where the parties elect to file a short-form notification, the Commissioner may convert the filing to a long-form, thereby restarting the clock once the parties submit their filing.

A proposed transaction is subject to pre-notification if the parties to the transaction together with their affiliates exceed two thresholds. First, the parties and their affiliates must have total assets or total revenues from sales in, from or into Canada that exceed $400 million in aggregate value. Having met this first threshold, the parties must then provide pre-notification if any one of the following additional thresholds is met: (1) for an acquisition of assets in Canada where the aggregate value of the assets or the gross revenues from sales in or from Canada that are being acquired exceeds $35 million (the "$35 million threshold"); (2) in the case of an acquisition of shares of a company in Canada, where as a result of the proposed acquisition, the person acquiring the shares, together with its affiliates, would own more than 20% (or, if the person making the acquisition already owns 20% or more of the voting shares of the target, then 50%) of the voting shares of a corporation that are publicly traded or, in the case of a company of which the shares are not publicly traded, the threshold is 35% of the voting shares (and 50% if the acquirer owns 35% or more of the voting shares of the subject company prior to making the acquisition) and the $35 million threshold is exceeded; or (3) in the case of a proposed amalgamation of two or more corporations where one or more of the amalgamating corporations carries on an operating business (either directly or indirectly) where the aggregate value of the assets in Canada that would be owned by the continuing corporation resulting from the amalgamation would exceed $70 million or the gross revenues from sales in or from Canada generated from the assets of the amalgamated entity would exceed $70 million.

Finally, all merger transactions, regardless of whether they are subject to pre-merger notification, are subject to the substantive provisions of the Competition Act, namely, whether the proposed merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market.

(E) TAXATION

In this section we summarize the material U.S. federal and Canadian federal income tax consequences of the ownership and disposition of our Common Shares. Nothing contained herein shall be construed as tax advise, you must rely only on the advise of your own tax advisor. We make no assurances as to the applicability of any tax laws with respect to any individual investment. This summary relating to our Common Shares applies to beneficial owners who are individuals, corporations, trusts and estates which:

•	for purposes of the U.S. Internal Revenue Code of 1986, as amended through the date hereof (the "Code"), are U.S. persons and, for purposes of the Income Tax Act (Canada) (the "Income Tax Act") and the Canada-United States Income Tax Convention (1980), are non-residents of Canada and residents of the United States, respectively, at all relevant times;

•	hold Common Shares as capital assets for purposes of the Code and capital property for purposes of the Income Tax Act;

•	deal at arm's length with us for purposes of the Income Tax Act; and

•	do not and will not use or hold the Common Shares in carrying on a business in Canada.

We refer to persons who satisfy the above conditions as "Unconnected U.S. Shareholders."

The tax consequences of an investment in Common Shares by persons who are not Unconnected U.S. Shareholders may differ materially from the tax consequences discussed in this section. The Income Tax Act contains rules relating to securities held by some financial institutions. We do not discuss these rules, and holders that are financial institutions should consult their own tax advisors.

This discussion is based upon the following, all as currently in effect:

•	the Income Tax Act and regulations under the Income Tax Act;

•	the Code and Treasury regulations under the Code;

•	the Canada-United States Income Tax Convention (1980);

•	the administrative policies and practices published by the Canada Customs and Revenue Agency, formerly Revenue Canada;

•	all specific proposals to amend the Income Tax Act and the regulations under the Income Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this report;

•	the administrative policies published by the U.S. Internal Revenue Service; and

•	judicial decisions.

All of the foregoing are subject to change either prospectively or retroactively. We do not take into account the tax laws of the various provinces or territories of Canada or the tax laws of the various state and local jurisdictions of the United States or foreign jurisdictions.

This discussion summarizes the material U.S. federal and Canadian federal income tax considerations of the ownership and disposition of Common Shares. This discussion does not address all possible tax consequences relating to an investment in Common Shares. We have not taken into account your particular circumstances and do not address consequences peculiar to you if you are subject to special provisions of U.S. or Canadian income tax law (including, without limitation, dealers in securities or foreign currency, tax-exempt entities, banks, insurance companies or other financial institutions, persons that hold Common Shares as part of a "straddle," "hedge" or "conversion transaction," and Unconnected U.S. Shareholders that have a "functional currency" other than the U.S. dollar or that own Common Shares through a partnership or other pass-through entity). Therefore, you should consult your own tax advisor regarding the tax consequences of purchasing Common Shares.

Material U.S. Federal Income Tax Considerations

Subject to the discussion below regarding Foreign Personal Holding Company Rules, Passive Foreign Investment Company Rules and Controlled Foreign Corporation Rules, this section summarizes U.S. federal income tax consequences of the ownership and disposition of the Common Shares.

As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by us to the extent of our current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by us, see "Material Canadian Federal Income Tax Considerations.") You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by us on the Common Shares exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

Dividends paid by us generally will constitute foreign source dividend income and "passive income" for purposes of the foreign tax credit, which could reduce the amount of foreign tax credits available to you. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. taxpayer.

Because of the complexity of those limitations, you should consult your own tax advisor with respect to the availability of foreign tax credits.

Dividends paid by us on the Common Shares generally will not be eligible for the "dividends received" deduction.

If you sell the Common Shares, you generally will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the shares. Any such gain or loss will be long-term or short-term capital gain or loss, depending on whether the shares have been held by you for more than one year, and will generally be U.S. source gain or loss.

Dividends paid by us on the Common Shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service

Foreign Personal Holding Company Rules

Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). We would be classified as a FPHC in any taxable year if both of the following tests are satisfied:

•	five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our stock entitled to vote or the total value of our stock; and

•	at least 60% of our gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, rents and royalties.

We believe that we are not a FPHC. However, we cannot assure you that we will not be classified as a FPHC in the future.

Personal Holding Company Rules

We will not be classified as a personal holding company a ("PHC") for U.S. federal income tax purposes unless at any time during the last half of our taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain attribution rules) more than 50% of our stock by value, and at least 60% of our ordinary gross income for the taxable year is "personal holding company" (generally passive income such as dividends and interest). We should not meet the PHC tests, and even if we were to become a PHC, we do not expect to have material undistributed PHC income. However, we cannot assure you that we will not become a PHC because of uncertainties regarding the application of the constructive ownership rules and the possibility of changes in our shareholder base and income or other circumstances that could change the application of the PHC rules to us. In addition, if we become a PHC we cannot assure that the amount of our PHC income will be immaterial.

Passive Foreign Investment Company Rules

The passive foreign investment company ("PFIC") provisions of the Code can have significant tax effects on Unconnected U.S. Shareholders. We could be classified as a PFIC if, after the application of certain "look through" rules, for any taxable year, either:

•	75% or more of our gross income is "passive income," which includes interest, dividends and certain rents and royalties; or

•	the average quarterly percentage, by fair market value of our assets that produce or are held for the production of "passive income," is 50% or more of the fair market value of all our assets.

To the extent we own at least 25% by value of the stock of another corporation, we are treated for purposes of the PFIC tests as owning our proportionate share of the assets of such corporation, and as receiving directly our proportionate share of the income of such corporation.

Distributions which constitute "excess distributions" from a PFIC and dispositions of Common Shares of a PFIC are subject to the following special rules: (1) the excess distributions (generally any distributions received by an Unconnected U.S. Shareholder on the shares in any taxable year that are greater than 125% of the average annual distributions received by such Unconnected U.S. Shareholder in the three preceding taxable years, or the Unconnected U.S. Shareholder's holding period for the shares, if shorter) or gain would be allocated ratably over an Unconnected U.S. Shareholder's holding period for the shares, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC would be treated as ordinary income in the current taxable year and (3) the amount allocated to each of the other taxable years would be subject to the highest rate of tax on ordinary income in effect for that year and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

Subject to specific limitations, Unconnected U.S. Shareholders who actually or constructively own marketable shares in a PFIC may make an election under section 1296 of the Code to mark those shares to market annually, rather than being subject to the above-described rules. Amounts included in or deducted from income under this mark-to-market election and actual gains and losses realized upon disposition, subject to specific limitations, will be treated as ordinary gains or losses. For this purpose, we believe that our shares will be treated as "marketable securities" within the meaning of Section 1296(e)(1) of the Code.

We believe that we will not be a PFIC for the current fiscal year and we do not expect to become a PFIC in future years. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. You should be aware, however, that if we are or become a PFIC we may not be able or willing to satisfy record-keeping requirements that would enable you to make a "qualified electing fund" election.

You should consult your tax advisor with respect to how the PFIC rules affect your tax situation.

Controlled Foreign Corporation Rules

If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by U.S. shareholders, each of which owns 10% or more of the total combined voting power of all classes of our shares, we could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would require such 10% or greater shareholders to include in income their pro rata shares of our "Subpart F Income," as defined in the Code. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by an Unconnected U.S. Shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the shares sold or exchanged.

We believe that we are not a CFC, however, we cannot assure you that we will not become a CFC in the future.

Material Canadian Federal Income Tax Considerations

In this section, we summarize the material anticipated Canadian federal income tax considerations relevant to the ownership and disposition of the Common Shares.

Under the Income Tax Act, assuming you are an Unconnected U.S. Shareholder, and provided the Common Shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the AMEX, you will generally not be subject to Canadian tax on a capital gain realized on an actual or deemed disposition of the Common Shares unless you alone or together with persons with whom you did not deal at arm's length owned or had rights to acquire 25% or more of our issued shares of any class at any time during the sixty (60) month period before the actual or deemed disposition.

Dividends paid, credited or deemed to have been paid or credited on the Common Shares to Unconnected U.S. Shareholders will be subject to a Canadian withholding tax under the Income Tax Act at a rate of 25% of the gross amount of the dividends. Under the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends generally applicable to Unconnected U.S. Shareholders who beneficially own the dividends is reduced to 15%. In the case of Unconnected U.S. Shareholders that are corporations that beneficially own at least 10% of our voting shares, the rate of withholding tax on dividends generally is reduced to 5%. United States limited liability companies ("LLCs") will not be entitled to these reduced rates. Shareholders that are partnerships will be subject to the 25% rate unless the partnership applies for and receives written authority for us to reduce the withholding tax rate.

Canada does not currently impose any federal estate taxes or succession duties. However, if you die, there is a deemed disposition of the Common Shares held at that time for proceeds of disposition generally equal to the fair market value of the Common Shares immediately before the death. Capital gains realized on the deemed disposition, if any, will have the income tax consequences described above.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3. The Company may be reached at (416) 860-0211. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

(I) SUBSIDIARY INFORMATION

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We hold no material financial instruments.

We are exposed to foreign currency exchange rate risk as we currently earn revenues and incur expenses in United States dollars and Canadian dollars, exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when United States dollars are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts in an attempt to mitigate this risk. To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations. Further discussion of foreign currency risk is set forth in Item 5.B under the heading, "Foreign Currency."

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 - [RESERVED]

ITEM 16 - [RESERVED]

PART III

ITEM 17 - FINANCIAL STATEMENTS

Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

ITEM 18 - FINANCIAL STATEMENTS

The following documents are filed as part of this Annual Report on Form 20-F immediately following the text of this 20-F, beginning on page 1-F.

Audited Consolidated financial statements of the Company for the years ended March 31, 2002 and 2001,

  Auditors Report
  Consolidated Balance Sheet
  Consolidated Statement of Operations and Deficit
  Consolidated Statement of Cash Flows
  Notes to Consolidated Financial Statements

ITEM 19 -- EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

1.1	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.2	By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.3	Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - Incorporated herein by reference to Exhibit 1(iii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000.

1.4	Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - Incorporated herein by reference to Exhibit 1(iv) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.5	Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - Incorporated herein by reference to Exhibit 1(v) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.6	Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - Incorporated herein by reference to Exhibit 1(vi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.7	Certificate of name change from Foodquest Corp. to Foodquest International Corp. - Incorporated herein by reference to Exhibit 1(vii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.8	Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

2	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 2(i) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

4(a) .1	Promissory Note dated April 1, 2000 re funds advanced to First Empire Entertainment.com Inc. and First Empire Entertainment Corp. - Incorporated herein by reference to Exhibit 4.(b).2) to the Company's annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001.

4(a) .2	Board Resolution exercising First Empire Entertainment.com Inc. shares in settlement of debt.

4.(b).1	Agreement dated February 28, 2002 for purchase of First Empire Entertainment.com Inc. shares by Snapper Inc.

4(b).2	Agreement dated March 31, 2002 for settlement of debt with Current Capital Corp.

4(c).1	Consulting Agreement dated April 1, 2000 with Kam Shah - Incorporated herein by reference to Exhibit 4.(b).2) to the Company's annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001

4(c).2	Consulting Agreement dated April1, 2000 with Terence Robinson- Incorporated herein by reference to Exhibit 4.(b).2) to the Company's annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant, Dealcheck.com Inc., a corporation organized and existing under the laws of the Province of Ontario, Canada, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf, thereunto duly authorized on September 10, 2002.

/s/ Terence Robinson
Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

CERTIFICATION

I, Kam Shah, Chief Financial Officer of Dealcheck.com Inc., certify that:

1.	I have reviewed this annual report on Form 20-F of Dealcheck.com Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 10, 2002.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

CERTIFICATION

I, Terence Robinson, Chief Executive Officer of Dealcheck.com Inc., certify that:

1.	I have reviewed this annual report on Form 20-F of Dealcheck.com Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 10, 2002.

By: /s/ Terence Robinson
Terence Robinson
Chief Executive Officer

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP
CHARTERED ACCOUNTANTS

20 Eglinton Avenue West	Telephone: 416-480-0160
Suite 2100	Facsimile: 416-480-2646
Toronto, Ontario
M4R 1K8

AUDITOR'S REPORT

To the Shareholders of
Dealcheck.com Inc.

We have audited the consolidated balance sheets of Dealcheck.com Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended March 31, 2002 and the shareholders' equity as at that date to the extent summarised in Note 16 to the consolidated financial statements.

Daren, Martenfeld, Carr, Testa and Company LLP  (signed)

Comments by Auditor on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the shareholders dated June 27, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's' report when these are adequately disclosed in the financial statements.

DAREN, MARTENFELD, CARR, TESTA AND COMPANY LLP

June 27, 2002

A Member Firm of
Midsnell International

Dealcheck.com Inc.
Consolidated Balance Sheet
(Canadian Dollars)
March 31, 2002 and 2001

	Notes	2002	2001

ASSETS:

Current
Cash		$$47,708	$$40,737
Short-term Investments	3	-	38,068
Amounts receivable	4	20,597	584,234
Prepaid and sundry assets		-	12,380

		$68,305	$675,419
Long-term investments	3	-	58,290
Product development costs	5	138,291	134,521
Capital assets	6	-	40,414

		$$206,596	$$908,644

LIABILITIES:

Current
Accounts payable and accrued liabilities		$$65,967	$$64,803
Advances from shareholder, non-interest bearing		135,757	84,320

		$201,724	$149,123

SHAREHOLDERS' EQUITY:

Capital stock	7	20,393,106	19,814,829
Deficit		(20,388,234)	(19,055,308)

		$4,872	$759,521

		$206,596	$908,644

Going Concern (Note 1)

Commitments and Contingent Liabilities (Note 11)

Related party transactions (Note 12)

SEE ACCOMPANYING NOTES

APPROVED BY THE BOARD

/s/ Kam Shah	Director

/s/ Terence Robinson	Director

Dealcheck.com Inc.
Consolidated Statements of Operations and Deficit
(Canadian Dollars)
For the Years ended March 31, 2002, 2001 and 2000
(Unaudited)

	Note	2002	2001	2000

INCOME

Operational services		$$60,000	$$120,000	$$10,000
License and usage fee		-	151,508	-
Interest		-	15,383	20,524
Exchange gain		6,860	49,269	5,337
Other income		-	15,082	-

		$66,860	$351,242	$35,861

EXPENSES

Travel, promotion and consulting		$504,982	$221,960	$467,835
Professional fees		133,152	97,593	94,688
Net loss on investments	13	263,832	1,364,812	590,709
Projects development costs		300	15,121	155,370
Bank charges and interest		1,726	9,694	3,905
Rent		57,447	45,814	23,548
Telephone, Internet and courier		9,684	11,796	26,673
Transfer agents fees		13,634	15,665	21,047
Shareholders information		341,377	204,005	6,268
Amortization		36,746	34,926	21,468
Office and general		36,906	47,060	14,807

		$1,399,786	$2,068,446	$1,426,318

Net loss for period		(1,332,926)	(1,717,204)	(1,390,457)
Deficit at beginning of period		(19,055,308)	(17,338,104)	(15,947,647)

Deficit at end of period		$(20,388,234)	$(19,055,308)	$(17,338,104)

Net loss per share		$(0.27)	$(0.40)	$0.52

SEE ACCOMPANYING NOTES

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Years ended March 31, 2002, 2001 and 2000
(Unaudited)

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for year	$(1,332,926)	$(1,717,204)	$(1,390,457)
Amortization	36,746	34,926	21,468
Write-off of product development costs	300	15,121	155,370
Write-off of capital assets	15,577	-	-
Other non-cash expenses	476,393	-	-
Net loss on investments	259,301	1,364,812	590,709

	(544,609)	(302,345)	(622,910)

Amounts receivable	280,982	(268,784)	(28,414)
Prepaid and sundry assets	12,380	(12,380)	-
Accounts payable and accrued liabilities	1,163	24,254	(26,873)

	(250,084)	(559,255)	(678,197)

INVESTING ACTIVITIES

Purchase of capital assets	(352)	(17,850)	(9,896)
Sale of capital assets	9,813	-	-
Settlement of note payable	-	-	(23,250)
Refund of subscription advance	-	489,173	-
Investments	52,488	18,779	(2,494,930)
Product development costs	(25,440)	(150,327)	(155,935)

	36,509	339,775	(2,684,011)

FINANCING ACTIVITIES

Net advances from shareholder	51,438	26,557	472,147
Net advances to affiliates	-	(151,114)	-
Net advances to directors	67,224	(73,311)	-
Common shares issued	101,884	32,105	3,251,661

	220,546	(165,763)	3,723,808

Increase (decrease) in cash during year	$6,971	$(385,243)	$361,600
Cash at beginning of period	40,737	425,968	64,368

Cash at end of period	$47,708	$40,725	$425,968

Supplemental disclosure

Non-cash operating activities

Consulting fee settled for common shares	$ 248,664	-	-
Investor relations fees settled for common shares	227,729	-	-

	$ 476,393	-	-

Non-cash investing activities

Conversion of debt to investment	$ 215,431	-	-
Conversion of debt to equity	-	122,000	300,000

	$ 215,431	$ 122,000	$ 300,000

See accompanying notes.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

1.  NATURE OF OPERATIONS

Dealcheck.com Inc. ("the Company") is an Internet development and business services Company. The Company's Internet strategy includes development and operations of wholly owned Internet business concepts as well as investing in new and emerging Internet companies that have demonstrated synergies with the Company's core business. In addition the Company offers business services to its investees and related companies. The Company's strategy also envisions and promotes opportunities for synergistic business relationships among the companies within its portfolio.

GOING CONCERN

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.
As at March 31, 2002, the Company has a working capital deficiency of $133,419, has incurred a net loss of $1,332,926 for the year ended March 31, 2002, and has an accumulated deficit of $20,388,234.
The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, commercialising its Biochex technology and continuing development of new technologies, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from existing shareholders and by the issuance of shares of the Company for cash consideration.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 17 "Differences from United States Accounting Principles".

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and it's wholly owned subsidiaries - Foodquest Inc., inactive since 1998, and 1388755 Ontario Inc., in development stage. All inter-company balances and transactions have been eliminated on consolidation.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

INVESTMENTS

(a)  Short-term Investments
Short-term investments are investments that are either highly liquid or are to be disposed of within a one year period and are recorded at cost.
Events may occur during the holding period, which may result in the Company having the right to exercise control or significant influence. However, such control or significant influence may be waived or rectified and is not intended to continue. Accordingly, the accounts of the investee companies in which the Company holds an interest which allow for control or significant influence are not consolidated or accounted for according to the equity method.
Short-term investments, which have quoted market values and are publicly traded on a recognized exchange, are recorded at a value based on the quoted market price at the balance sheet date. The holding losses of the short-term investment are recorded in the Statement of Operations.
(b)  Long-term Investments
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

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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
Fair value, as represented by either the most recent stock price or the fair value of consideration received, whichever is more reliably measured is used as the basis for calculating the fair value of stock issued for compensation.
Shares issued under stock based compensation plans will be restrictive as to their sales and transferability unless they are appropriately registered with the regulatory body of the exchange on which the company's shares are being traded.
RESEARCH AND DEVELOPMENT COSTS
Research costs are charged to operations when incurred. Development costs are expensed in the year incurred unless they meet the deferral criteria under generally accepted accounting principles for deferral and amortization. Amortization commences with the successful commercial production or use of the product. Deferred development costs are

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

2.  INVESTMENTS

(a)  Short-term Investments

MARKET
	COST	VALUE

March 31, 2002
Non-marketable securities (see 2 below)	-	$ -

March 31, 2001
Marketable trading securities (see 1 below)	$ 261,082	$ 31,568
Non-marketable securities
Biolink Corp.	6,500	6,500

	$ 267,582	$ 38,068

1.  Marketable trading securities comprised 80,000 shares of Mecaserto, Inc. These shares were sold to a related corporate shareholder at the net book value of $31,568 (US$20,000) on March 31, 2002.These share were traded on the Pink Sheet of NASDAQ and book value represented the market value based on the last traded price.
2.  Non-marketable securities consisted of 2,013,000 shares in First Empire Entertainment.com Inc. (previously known as Biolink Corp.). The company acquired 2 million common shares of First Empire in full settlement of the amount owed to the company as of September 30, 2001. (Note 4).
On February 28, 2002, the company received and accepted an offer from Snapper Inc. to purchase these shares for a valuation of $50,000 , which was set off in part settlement of the amount owed to Snapper Inc. at that date.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

3.  INVESTMENTS (Cont'd)

(B)  Long-term Investments

	2002	2001

Hotlamp Interactive Inc. (i)	$ -	$ 55,802
Xloom Holdings Inc. (ii)	-	2,488

	$ -	$ 58,290

(i)  Hotlamp Interactive technologies inc. (Hotlamp)

The Company's investment represented less than 1% of the equity interest in Hotlamp, a private Nevada Corporation. It is a software development company focused on multimedia products.
Hotlamp had been experiencing severe cash flow problem for the last couple of years and was unable to raise any further funds during the fiscal 2002. Accordingly, the management decided to make a full provision against this investment at March 31, 2002.

(ii)  Xloom Holdings Inc. (Xloom)

Investment in XLoom comprised 165,921 common shares in that company. These shares were sold to a corporate shareholder at the net book value of $2,488 on March 31, 2002.

4.  AMOUNTS RECEIVABLE

	2002	2001

Secured receivable	-	$ 295,549
Covertible loans (i)	3,395	205,479
Due from directors	6,087	73,311
Other receivables	11,115	9,895

	$ 20,597	$ 584,234

(i)  Convertible loans are funds advanced to a related public corporation, bearing interest at 5% per annum and payable on demand. The advances are convertible, at the option of the Company into the common shares of the related entity at $0.05 per share. The share value was revised to $0.10 on July 1, 2001 in the light of certain business development at the debtor corporation.
On September 30, 2001, the company exercised its option and accepted 2 million common shares of the debtor corporation in settlement of the balance at that time of $215,431 due on that date (Note 3).

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

5.  PRODUCT DEVELOPMENT COSTS

	Balance	Incurred	Written Off	Amortized	Balance
	at March 31,	During	During	During	at March 31,
	2001	Year	Year	Year	2002

Shellfn.com (a)	-	$ 300	$ (300)	-	-
IRCheck.com (b)	21,370	-	(16,028)	(5,342)	-
Biochex.com (c)	113,151	25,140	-	-	138,291

	$ 134,521	$ 25,440	$ (16,328)	$ (5,342)	$ 138,291

	Balance	Incurred	Written Off	Amortized	Balance
	at March 31,	During	During	During	at March 31,
	2000	Year	Year	Year	2001

Shellfn.com	-	$ 111	$ (111)	-	-
IRCheck.com	10,000	22,055	-	(10,685)	21,370
Dealcheck.com	-	15,010	(15,010)	-	-
Biochex.com	-	113,151	-	-	113,151

	$ 10,000	$ 150,327	$ (15,121)	$ (10,685)	$ 134,521

(a)  Shellfn.com web site was intended to become an electronic advertising medium for shell companies to attract prospective buyers. During fiscal 2000, the management decided to put a hold on this project for an indefinite period of time. The costs incurred to date were therefore fully written off.
(b)  IRCheck.com web site is developed to provide a comprehensive database of investors relation firms to facilitate an informed decision for the prospective public companies desiring to outsource its investors relation and media relation work to an independent firm. The costs incurred to date represent costs towards web site design and development. The Web site development work was completed and the site was launched on March 5, 2001. The company negotiated licensing of its database to a related company for a fee during the fiscal 2001. Accordingly, one third of the costs were amortized annually. The said contract expired in September 2001 and was not renewed. The management was unable to find another licensee and owing to lack of funds, was unable to maintain its database up to date. Accordingly, the balance was fully written off.
(c)  Biochex.com is a project initiated by the Company's subsidiary, 1388755 Ontario Inc. The project involves the design and development of a prototype of a wireless and portable Internet appliance for medical data logging system. The costs incurred during the year were towards development of a commercial prototype.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

6.  CAPITAL ASSETS

		Accumulated	Disposal/	Net
	Cost	Amortization	Write off	2002

Office furniture	$ 56,190	$ 51,977	$ 4,213	$ -
Office equipment	64,299	54,486	9,813	-
Leasehold improvements	10,000	9,321	679	-

	$ 130,489	$ 115,784	$ 14,705	$ -

		Accumulated	Disposal/	Net
	Cost	Amortization	Write off	2001

Office furniture	$ 56,190	$ 40,740	$ -	$ 15,450
Office equipment	63,946	41,661	-	22,285
Leasehold improvements	10,000	7,321	-	2,679

	$ 130,136	$ 89,722	$ -	$ 40,414

7.  CAPITAL STOCK

(a)  Authorized

Unlimited number of common shares

(b)  Issued

	2002		2001
	COMMON		COMMON
	SHARES	AMOUNT	SHARES	AMOUNT

Beginning of year	4,619,916	$19,814,829	4,117,616	$19,660,724
On conversion of debt	-	-	400,000	122,000
On settlement of consulting fees (i)	1,963,714	476,393	-	-
Issued for cash on conversion of warrants(i)	643,000	101,884	101,700	32,105

	7,226,630	$20,393,106	4,619,316	$19,814,829

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

6.  CAPITAL ASSETS (Cont'd...)

(i)  During the year, the Company issued shares in settlement of consulting fees as follows:

	Number
	of Shares	Cost

(a) Issued to non-related entities for promotional activites not registered and not tradeable in the US, restricted	403,714	$227,729
(b) Issued to directors for services rendered as executives under registration statement, S-8 filed with SEC on March 28, 2002	800,000	127,520
(c) Issued to ex-director for services renderred as executive executive under registration statement, S-8 filed with SEC on March 28, 2002	500,000	79,700
(d) Issued to other non-related consultants for services provided under registration statement, S-8 filed with SEC on March 28, 2002	260,000	41,444

	1,963,714	$476,393

(c)  Warrants

In the Annual and special meeting of the shareholders held on October 30,2001, the shareholders approved to extend the expiry date of the warrants attached to the private placement completed in fiscal 2000 by one year and authorize the directors to revise the exercise price at their discretion. The directors in their meeting on November 12, 2001 approved revision of the exercise price to US$0.10 per warrant and set the expiry date to March 31, 2002.
One of the private placees exercised its warrants, resulting in issuance of 643,000 shares for US$64,300 (CDN$101,884).
At the end of the year, there were 140,200 warrants that remained unexercised and expired.

8.  STOCK OPTION PLAN

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
No options were allowed under the Plan during the year and no options are outstanding at the year-end.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

9.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which were 4,851,612 shares for the year ended March 31, 2002 (2001 - 4,259,424).
Fully diluted earnings per share information has not been presented as potential conversions are anti dilutive.

10.  INCOME TAXES

The effective tax rate of nil (2001 - nil) for income taxes varies from the statutory income tax rate of 44% (2001 - 44%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined it is more likely than not that the losses will be utilized before they expire.
The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2002	2001

Amounts related to tax loss and credit carry forwards	$4,123,000	$4,152,000
Unrealized and holding losses on investments	250,000	421,000
Capital assets	-	39,000

Net future tax assets	4,373,000	4,612,000
Less: valuation allowance	(4,373,000)	(4,612,000)

	$ -	$ -

The Company has carry forward tax losses of approximately $5.6 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

2003	$1,133,000
2004	617,000
2005	536,000
2006	460,000
2007	683,000
2008	970,000
2009	1,200,000

$5,599,000

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

11.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)  The Company entered into a consulting agreement with a shareholder corporation on October 1, 2001. The agreement requires the corporation to provide financial services. The consulting fee is US $10,000 per month payable in advance. The agreement expires on March 31, 2003 and is subject to automatic renewal unless cancelled in writing by either party.
(b)  The Company entered into a consulting agreement with a related shareholder corporation on April 1, 2000. The agreement required the corporation to provide investors relations services. The consulting fee was US $10,000 per month payable in advance. The fee was revised to $10,000 CDN effective April 1, 2001.The agreement expired on March 31, 2002 and is being renewed automatically until cancelled in writing by either party.
(c) The company cancelled its existing lease on February 15, 2002 and moved to another location as a sub-tenant effective April 1, 2002 without any long-term lease commitment. No further charges were received from the landlord for early cancellation of the lease agreement. The company may be subject to a penalty of approx. $38,000 for early cancellation of the lease as per the terms of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such penalty and are further assured by the fact that no such penalty has been demanded till date. The penalty has therefore not been provided for in these financial statements.
(d)  The company entered into consulting contracts with two executive directors for five-year term up to March 31, 2005. The contracts provide for a lump sum compensation of $250,000 each for early termination of the contract without cause.

12.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

•	Licence and usage fee income of $Nil (2001 - $151,508; 2000 - Nil) and consulting service fee income of $60,000 (2001 - $120,000; 2000 - $10,000) were earned from a corporation which has common management.

•	Included in shareholders information expense is $120,000 (2001 - $180,000; 2000 - Nil) to a corporation, which has common management.

•	Rent and telephone expense are net of recoveries of $79,494 (2001 - $110,587; 2000 - $43,106) from corporations, which share common management and directors.

•	Interest earned from related corporations amounts to $Nil (2001 - $8,458; 2000 - $1,669).

•	Included in professional and consulting fees are $351,492 (2001 - $150,400; 2000 - $114,592) paid to directors of the Company and $149,438 paid to an ex-director for the past services.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

12.  RELATED PARTY TRANSACTIONS (Cont'd.)

•	Business expenses of $32,451 (2001 - $55,959; 2000 - $108,249) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to a shareholder corporation of $94,026 (2001 - $90,482; 2000 - $176,550)

13.  NET LOSS ON INVESTMENTS

	2002	2001	2000

Holding losses	$ 98,401	$ -	$ 612,794
Provision for non-temporary impairment in value	-	789,200	72,470
Realized loss (gains)	165,431	575,612	(94,555)

	$ 263,832	$ 1,364,812	$ 590,709

14.  COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform to the current year's method of presentation.

15.  SEGMENTED INFORMATION

The Company's operations include three reportable operating segments -
Business services:  this segment includes management and operational services to investee companies and others
Product development:  This segment includes revenue from the Company's own web sites and technical projects
Incubation:  This segment includes dividend and/or capital gains earned through long-term investments in start-ups and emerging companies
The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment's performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the fiscal years ended March 31, 2002 and 2001.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

15.  SEGMENTED INFORMATION (Cont'd.)

Business Segments

	Business	Product
	Services	Development	Incubation

2002
Total revenue	$60,000	$-	$-
Earnings (losses) from operations	$60,000	$(300)	$(946,827)
Total assets	$-	$138,290	$-
Total liabilities	$-	$-	$75,976

2001
Total revenue	$120,000	$151,508	$-
Earnings (losses) from operations	$120,000	$136,387	$(1,589,772)
Total assets	$-	$134,521	$58,920
Total liabilities	$-	$-	$64,803

Reconciliation to Financial Statements

		2002	2001

Revenue
Total revenue from reportable segments		$60,000	$271,508
Other		12,407	79,734

		$72,407	$351,242

Net Loss
Total earnings (losses) from continuing operations for reportable segments		$(904,525)	$(1,333,385)
Other		(668,626)	(383,819)

		$(1,573,151)	$(1,717,204)

Assets
Total assets used for reportable segments		$138,290	$193,441
Other		68,305	715,203

		$206,595	$908,644

Liabilities
Total liabilities used for reportable segments		$75,976	$64,803
Other		154,337	84,320

		$230,313	$149,123

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

16.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

PRODUCT DEVELOPMENT COSTS

The costs of developing the commercial web sites and technical projects are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for year would be $1,358,366 (2001 - $ 1,841,725). Total assets would be $ 68,305 (2001 - $774,123) and deficit would be $20,526,525 (2001 - $19,189,829).

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

RECENT ACCOUNTING DEVELOPMENT

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method for business combinations initiated after June 30, 2001 for which the date of acquisition is July 1, 2001 or later. Use of the pooling-of-interests method is no longer permitted.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2002 and 2001

16.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Cont'd.)

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 142 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. SFAS No. 142 must be adopted starting with fiscal years beginning after December 15, 2001. In August 2001, the Accounting Standards Board ("AcSB") issued. Handbook Section 1581, "Business Combinations", and Handbook Section 3062, "Goodwill and Other Intangible Assets", which are consistent with SFAS No. 141 and SFAS No. 142, respectively, except for certain remaining generally accepted accounting principles differences, including the accounting for purchased in-process research and development. The impact of adopting the provision of SFAS No. 141, No. 142 and Section 1581 and 3062 will not have any effect on the company's financial statements as the company has not completed any business combinations.
In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and its provisions are to be applied prospectively. The company is currently assessing the impact of SFAS No. 144 on its financial position and results of operations.
In December 2001, the AcSB issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock- based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments. The company's current accounting policy as it relates to stock-based compensation complies with the US GAAP. The company's current account policy is an acceptable method of accounting for stock-based compensation and other stock-based payments under Section 3870 and therefore the company does not believe that the adoption of this standard will have a material impact on its financial position or results of operations.

Comprehensive Income:

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended March 31, 2002, 2001 and 2000, there is no difference between net loss and comprehensive loss.