Form 20-F
BONTAN CORP INC
filed 2003-09-24
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2003.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period to

Commission file number: 0-30314

BONTAN CORPORATION INC.
(FORMERLY DEALCHECK.COM INC.)
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,226,630 as at March 31, 2003.

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

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations. Unless the context indicates otherwise, the terms "Bontan Corporation Inc." the "Company" and "Bontan" are used interchangeably in this Annual Report.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status

Bontan Corporation Inc., (the "Company"), is a Canadian corporation incorporated under the laws of the Province of Ontario. Approx. 88% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and all of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency and Exchange Rates

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 14 of the Notes to Consolidated Financial Statements contained herein.

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

	2003	2002	2001
	----	----	----
Rate at end of Period	.6805	.6256	.6336
Average Rate During Period	.6474	.6381	.6633
High Rate	.6805	.6622	.6793
Low Rate	.6304	.6200	.6336

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2003, 2002 and 2001.  These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the fiscal years ended March 31, 1999, 2000, 2001, 2002 and 2003, on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data - Fiscal year ended March 31,

	2003	2002	2001	2000	1999

Sales/ Gross revenue	$15,256	$66,860	$351,242	$35,861	$12,837

Loss from Continuing Operations	$319,363	$1,332,926	$1,717,204	$1,390,457	$477,596

Loss from Discontinued Operations	NIL	NIL	NIL	NIL	NIL

Loss per Share	$0.04	$0.27	$0.40	$0.52	$0.35*

Balance Sheet data - As at March 31,

	2003	2002	2001	2000	1999

Working Capital (Deficit)	($314,491)	($133,419)	$526,296	$1,483,128	($28,690)

Total Assets	$28,676	$206,596	$908,644	$2,542,932	$259,706

Long Term Liabilities	NIL	NIL	NIL	NIL	NIL

Total Liabilities	$343,167	$201,724	$149,132	$220,312	$98,290

Shareholders' Equity (Deficit)	($314,491)	$4,872	$759,251	$2,322,620	$161,416

Number of Shares Outstanding	7,226,630	7,226,630	4,619,316	4,117,616**	2,832,616xx

*	Recalculated on the basis of the 15:1 common share consolidation on October 29, 1998 to make them comparable with the fiscal 2000.

**	The number of shares includes 68,300 shares, subscribed and paid for but not yet issued.

xx	The number of shares included 700,000 shares to be issued to shareholders in settlement of their advances of $525,000 at $0.75 per share. Shares were issued subsequent to the year-end.

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

Risks Related to Legal Uncertainties

Because much of the investee entities' potential success and value lies in the ownership and use of intellectual property, and the failure to protect this intellectual property could negatively affect the Company and its investee entities. The ability to compete effectively is dependent in large part upon the maintenance and protection of intellectual property. We currently do not have patents or trademark registrations protecting our investee entities' products and other intellectual property. To date, we have relied on trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect the rights to investee entities' technology. Typically, confidentiality or license agreements are entered in with investee entities consultants, customers, strategic partners and vendors in an effort to control access to and distribution of investee entities' software, firmware, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps we take may not prevent misappropriation of our investee entities' intellectual property, and the agreements entered may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United

States. Litigation may be necessary in the future to enforce or protect our investee entities' intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business.

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

As at March 31, 2003, there were few laws or regulations directed specifically at e-commerce. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. These laws and regulations may cover issues such as the collection of and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, online gambling, distribution and the quality of goods and services. The enactment of any additional laws or regulations may impede the growth of the Internet and e-commerce, which could decrease the potential revenue and place additional financial burdens on the business of the Company and its investee entities.

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

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

Bontan Corporation Inc. ("the Company") was incorporated under the Business Corporation Act (Ontario) in 1973 and is based in Toronto, Ontario, Canada.

The Company went through several name changes and four major changes in its business activities. Details of these changes were provided in the Registration Statement 20-F dated June 12, 2000. The significant changes, briefly, were as follows:

  The Company was incorporated under the name Kamlo Gold Mines Limited and remained an inactive shell from the date of incorporation to 1985.
  Between 1982 and 1986, the Company was involved in the development of a new technology for the marine propulsion business. During this period, the Company went through three name changes.
  Between 1993 and 1996, the Company was involved in the distribution and manufacture of a snack food. During this period, the Company went through two more name changes.

The Company remained an inactive shell since the closure of snack food business in November 1996 until December 1998 when it changed its name to Dealcheck.com Inc. and agreed on a new business strategy. This strategy focused on investing in new and emerging technology oriented projects and businesses.

In 1999, the company successfully raised $3.2 million, which were invested in various projects and companies over the next two years as per the new business strategy of the company.

Unfortunately, IT sector performed poorly since 2001 and new and emerging technology based businesses suffered significant losses, financial problems and bankruptcies. These factors adversely affected the company's investments and its profitability. The company had to write off all its investments by the end of the fiscal 2003.

The management saw no sign of technology sector reviving in the near future and decided to change the business focus to resource industry. The new business strategy was discussed in the annual and special general meeting held in November 2002 and was accepted by the key shareholders of the company who have been providing the funding for its operational needs to date.

Accordingly, on April 21, 2003, the Company changed its name to Bontan Corporation Inc. and began preparation for raising funds to avail of an investment opportunity in the Resource sector that was being negotiated.

The Company had no significant revenue since April 1, 1996 except in the fiscal year 2001 and incurred significant losses since inception. Accumulated deficit at March 31, 2003 was approx. $20.7 million.

The Company's operating cash requirement during the fiscal year 2003 was primarily funded out of the funds received from shareholders and from the investment tax credit refund.

Capital Expenditures

The Company spent $ nil on capital assets during the year ended March 31, 2003 compared to $352 in fiscal 2002 and $17,850 in fiscal 2001.

(B) BUSINESS OVERVIEW

The company's operating activities can be broadly classified into three business segments-

Business services:  This segment includes management and operational services to investee companies and others.
Product development:  This segment includes development,management and operations of the Company's own web sites and technical projects.
Incubation:  This segment includes dividend and/or capital gains earned through long-term investments in start-ups and emerging companies.

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

One of the in house projects was known as IRCheck.com. The project comprised development of a comprehensive, content-driven web site, providing details on Investors Relations firms for the small to medium size public companies seeking to outsource their investor relation matters.

The revenue opportunities included subscription fees chargeable to the owners of the contents included in the portal (IRCheck.com - IR firms) and user fees to the visitors to the portal requiring customized information beyond the basic free information. Other sources of revenue were identified to include sponsorship, product packaging and sale of proprietary database. The Company spent a total of approx. $35,000 up to the end of the fiscal 2001. The company licensed the database developed in relation to this project to an affiliated shareholder corporation and generated revenue of approx. $151,000 in fiscal 2001. However, the licensing contract expired and no new contracts were secured. Further, the company was not able to secure additional resources to update the information and had to write off this investment in the fiscal 2002.

During the fiscal 2001, the company funded another major project through an Ontario private company in which the Company has full equity ownership. The investee company's business strategy was to develop and market and/or license web enabled wireless and portable Internet appliances using latest wireless connectivity technologies like Bluetooth. First of its projects related to a medical data-logging device. The Company invested about $138,000 by March 31, 2002. The project however, met with significant technical challenges and completion date for a prototype continued to get postponed. Eventually, the management was left with no alternative but to follow a conservative accounting practice and write off the project in the fiscal 2003.

Overview of the fiscal year ended March 31, 2003

Investments

As explained earlier, most of the investments made up to the fiscal 2002 were either disposed of or written off by the fiscal 2002.

No new investments were made or considered during the fiscal 2003.

Business Projects

The company had one project - Biochex project - being carried out by a subsidiary as explained earlier. This project began in fiscal 2001 and comprised creation of a prototype of a medical data-logging device, which would be portable, wireless and use the latest BluetoothTMtechnology.

The company spent a total of approx. $138,000 on this project by the end of the fiscal 2002. During the fiscal 2003, no further funds were spent. Instead, the company was successful in its application to the Canadian Government for a research and development tax credit for the money spent on this project. The company received approx. $49,500 of the tax credit.

The prototype, which was expected to be completed by December 2002, continued to have technical problems. These problems further delayed the completion date. It was not certain as to what exactly were the problems and how much it would cost to address them and then what were the chances of a successful prototype emerging at the end. As a result, the company has decided not to invest any further funds in this project until a working prototype is completed. Meanwhile, following a conservative accounting practice, the company wrote off the balance of the investment in the fiscal 2003.

Fulfillment services

No fulfilment services were provided during the fiscal 2003.

(C) ORGANIZATIONAL STRUCTURE

The Company has two wholly owned subsidiaries:  Foodquest Inc. and 1388755 Ontario Inc. Foodquest Inc. has been inactive since 1998 and is currently a shell with no assets or liabilities. 1388755 Ontario Inc. is engaged in development of a prototype of a wireless and portable Internet appliance for medical data logging system. The Company directly carries out all other investments and operations.

(D) PROPERTY PLANTS AND EQUIPMENT

The administrative head office of the Company is located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There is no long-term lease commitment.

Total area of the premises is approximately 950 sq. ft., and about 30% of this premise is subleased to the Company.

See Operating and Financial Review and Prospects - Item 5 for further details.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the audited financial Statements of the Company and notes thereto contained elsewhere in this report.

YEAR ENDED MARCH 31,	2003	2002	2001
		in 000' CDN$

Income	15	67	351
Expenses	335	1,400	2,068

Net Loss for year	320	1,333	1,717
Deficit at end of year	20,708	20,388	19,055

Overview

The company's performance during the fiscal year 2003 remained dismal. Lack of adequate funding coupled with discouraging business climate adversely affected some of the initiatives, which were intended to bring profitable business activities in the company. These are discussed in detail later in this report.

The performance by business segment was as follows:

Incubation--
This segment relates to investing mainly in start up companies with Internet and high technology oriented business plans.
This segment did not generate any revenue. There was no major activity in this segment during the fiscal 2003. The net loss sustained by this segment was approx. $0.1 million in fiscal 2003 compared to $ 0.9 million in fiscal 2002.
Commercial web sites and project development--
This segment relates to the Company's investments in wholly owned commercial web sites and projects. The Biochex project through an Ontario private company where the Company has full ownership equity, was the only project that was being carried over from the fiscal year 2002. The project cost was fully written off in fiscal 2003.
This segment did not generate any revenue in fiscals 2003 and 2002. Net losses from this segment during fiscal 2003 were approx. $ 89,000 compared to losses of $300 in fiscal 2002.
Fulfillment services--
This segment provides administration and operational services to investee companies and other entities where the company may choose to invest in the future.
There was no activity in this segment during the fiscal 2003 and it generated no revenue compared to the revenue of $60,000 in fiscal 2002. The decline in revenue is explained under income section of this report.

Income

Overall revenue of the Company decreased significantly to $15,256 in fiscal 2003 compared to $66,860 in fiscal 2002. Revenue was $351,242 in fiscal 2001.

Various sources of income are discussed below.

Operational services income

The company provided no operational services during the fiscal 2003 and had no income from this source.

The company earned $60,000 in fiscal 2002 from providing management services to an Ontario affiliated shareholder corporation. These services comprised lending the services of two of its directors during the fiscal year in the finance and business development areas of the affiliate. The services were charged at the rate of $10,000 per month. The company earned $120,000 from similar services to the same corporation in the fiscal 2001.

The management services agreement was canceled effective October 1, 2001 which explains only six months revenue in fiscal 2002 compared to full year's revenue in fiscal 2001.

License and usage fees

There was no income from this source during the fiscal years 2003 and 2002.

During the fiscal 2001, The Company was able to license its database related to its commercial web site - IRCheck.com to Ontario affiliated Shareholder Corporation under a licensing agreement. A total of $151,508 was earned from this source.

The licensing agreement expired on March 31, 2001 and was not renewed for the fiscal 2002. The company was unable to update the database on a timely basis due to non-availability of funds, which was partly responsible for the termination of the agreement. As a result, no revenue was earned from this source during the fiscal 2002 and 2003.

Other income

The other income totaled $15,256 in the fiscal 2003 compared to $6,860 in fiscal 2002 and $79,734 in fiscal 2001.

The other income in fiscal 2003 mainly comprised an exchange gain of $13,376. Improvement of Canadian dollar against US dollar during fiscal 2003 - from US$ 1 to CDN$ 1.60 at March 31, 2002 to CDN$ 1.47 at March 31, 2003 - resulted in our liabilities in US dollar being converted at the year end into lesser Canadian dollars than the recorded values.

The other income for fiscal 2002 comprised entirely of exchange gain.

The other income in fiscal 2001 included Interest earned of $15,383 on funds with the brokerage firms and interest charged on advances and balances receivable. These balances were almost eliminated by way of liquidation or equity adjustments during the fiscal 2002.

The remaining of the other income of $15,082 in fiscal 2001 related to a one-time facilitation fee earned.

Expenses
The overall analysis of the expenses is as follows:

	2003	2002	2001

Operating expenses	$242,788	$1,135,654	$688,513
Net loss on investment	-	263,832	1,364,812
Product development costs	88,831	300	15,121

	$334,619	$1,399,786	$2,068,446

Operating Expenses

Travel, promotion and consulting-

	2003	2002	2001

Travel, meals and entertainment	$871	$37,451	$51,566
Consulting	344,205	170,252	315,376
Promotion	104,684	344,205	170,252
	-	123,326	142

	$105,555	$504,982	$221,960

% of operating expenses	43%	44%	32%

Travel, Meals and Entertainment

As the company was awaiting the results of the Biochex project, which was carried over from fiscal 2002, it did not undertake any new initiatives during fiscal 2003. This explains the significantly lower travel and entertainment.

During the fiscal 2002, the management continued to focus more on handling in -house projects and investments on hand than seeking new businesses due to lack of funding and adverse business climate. Hence travel, meals and entertainment costs declined in fiscal 2002 compared with those of fiscal 2001.

Consulting costs

Consulting fee for fiscal 2003 includes $92,682 - about 89% of total fee - charged by a shareholder under a Consulting agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. The Company had successfully used the services of this corporation in the past. Originally, the agreement provided for payment of US$10,000 per month. However, the fee was revised down to US$5,000 per month effective April 1, 2002.

Consulting fee for fiscal 2002 included about $94,000 (Fiscal 2001 : $0,493) fee from the above shareholder under a consulting agreement that was renewed at US$ 10,000 per month on October 1, 2001 and approx. $250,000 in fees paid to current and past executives and other consultants of the company for services rendered during current and past years.

Promotion Costs

There was no promotional activity during fiscal 2003.

Promotional costs for the fiscal 2002 consisted of $78,697US charged by a non-related European corporation, which was hired to conduct promotional work for the company and its projects in Europe for about six months.

Professional fees

Professional fees in fiscal 2003 were $45,339 compared to $133,152 in fiscal 2001 and $97,593 in fiscal 2001.

Fee for fiscal 2003 included audit fee and fees paid to a shareholder corporation for providing financial, accounting and corporate services of an executive director.

Increase in professional fees in the fiscal 2002 was due to payment of $47,820 in common shares of the company for the services rendered during current and past years. These shares were registered under the Securities Act of 1933 by filing of Form S-8 on March 28, 2002.

Other professional fees comprise legal costs for filing of Form S-8 and audit costs.

Shareholders information

Fee for fiscal 2003 mainly includes fee of $60,000 for an investor relation services provided by an Ontario affiliated shareholder corporation at the fee of $10,000 per month, which is in line with the fees charged by the said firm to its other non related clients. The fee was only for the first six months period since the said contract was canceled effective October 1, 2002.

Total costs during the fiscal 2002 were $341,377 compared to $204,005 in fiscal 2001. Majority of these costs were incurred towards investor relations and other shareholder information promotion contracts signed with three public relation firms.

Other costs related to the costs of press releases, annual and special meeting of the shareholders and fees for various statutory filings with regulatory bodies in Canada and the USA.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in fiscal 2003 were $31,237 compared to $156,143 in fiscal 2002 and $164,955 in fiscal 2001.

Major item is rent, which declined from an average of $50,000 in 2002 and 2001 to $6,000 in 2003.

The company cancelled its existing lease and vacated its 5,000 sq.ft. leased premises at 65 Queen Street West in Toronto and moved as subtenant to under 300 sq ft of premises at 47 Avenue Road in Toronto without any long term lease commitment.

The above move together with substantial reduction in related office costs helped substantially reduce the overall operating costs and future operating cash requirements.

The company received a Notice of Termination dated February 6, 2003 from the landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination.

Net loss on investments

The Company did not carry over any investments from the fiscal 2002 and no new investments were made in fiscal 2003.

The net loss in fiscal 2002 was $263,832 compared to $1,364,812 in the fiscal years 2001.

Project Development Costs

The Company carried over one project at the beginning of the fiscal 2003 - the Biochex Project.

Biochex.com is a project initiated by the Company's subsidiary, 1388755 Ontario Inc. The project involves the design and development of a prototype of a wireless and portable Internet appliance for medical data logging system.

During the current fiscal year, no further expenditure was incurred. The Company's application for an investment and innovation tax credit on the expenses incurred during the fiscal years 2001 and 2002 was approved and a refund of $49,202 was received during the year and was set off against the costs of the project.

At December 31, 2002, the management reviewed the status of the project. It concluded that the prototype was unlikely to be completed in the near future due to the fact that its completion date continued to be postponed for over a year. While the Chief Technology Officer maintained that his team was working on the prototype, no details were available of either the problems currently being encountered or the real state of the prototype. Management was unable to obtain any realisable value for the project at the period end and have therefore decided to write off the costs.

(B) LIQUIDITY AND CAPITAL RESOURCES

Cash and working capital

Cash on hand at March 31, 2003 was $19,848 compared to $47,708 at March 31, 2002.

There was a deficit of $314,419 in the net working capital at March 31, 2003 compared to a deficit of $133,419 at March 31, 2002.

During the fiscal year 2003, the company generated a net cash of about $215,000. Approx. $138,000 were the funds advanced by shareholders and about $50,000 was received from the Government of Canada by way of Investment and innovation tax credit re Biochex project. The balance of $27,000 came from the cash available with the Company at the beginning of the fiscal year. The cash was entirely spent on operational costs. Amount spent on operational costs in fiscal 2002 was about $250,000 and in 2001 was $560,000.

Advances & receivable

The major items included in this category as at March 31, 2003 are as follows:

a.   Advances to directors $nil (2002: $6,087)

Balance outstanding at beginning of year was fully settled and no new advances were given.

b.   Accounts receivable $8,828 (2000: $14,510)

Receivable included $212 ( 2002 : $3,395) due from a related corporation, First Empire Entertainment.com Inc. These funds were advanced under a convertible loan, bearing interest at 5% per annum.

Another item was a refund of Goods and Services Tax of $8,616 (2002: $11,115) recoverable from Canada Customs and Revenue Agency.

	31-Mar-03	31-Mar-02

Advances & receivable	8,828	20,597
Product development	-	138,291

	$ 8,828	$ 158,888

Product Development

The product development costs related to Biochex project. As explained earlier, no new costs were incurred on this project during the fiscal 2003. The costs carried from the previous year net of any subsidy received from the Government of Canada was fully written off in 2003.

Liquidity

The company currently has no sources of revenue which can generate funds for its operating and investing needs and relies entirely on advances from its shareholders to support its operational costs. While the management has made all efforts in minimizing its operational costs including the rental as explained above and estimates its operating cash requirement for the fiscal 2004 to be not more than $200,000, it is uncertain as to how much and how long it continues to receive advances from the shareholders or others in future.

The management hopes that its current financial consulting contract with a shareholder corporation which was renewed effective October 1, 2001, as explained earlier, will enable the company to obtain operational cash until alternative sources are found. However there is no guarantee that this will happen.

(C)  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

Not applicable.

(D) TREND INFORMATION

As explained elsewhere in this report, the Company's business strategy has been revised to focus more on the resource sector and move away from the technology sector. The revised strategy will have significant influence over the Company's performance in the future. The company has commenced a fund raising campaign through a private placement offering after the fiscal 2003 year end to enable it to seek and acquire profitable business proposals in the resource sector.

(E)  OFF BALANCE SHEET ARRANGEMENTS

None.

(F)  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not applicable.

(G)  SAFE HARBOR

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position		Commencement of
With the Company	Age	Service

Terence Edward Robinson	43	October 1, 1991
Chairman and Chief Executive Officer
Kam Shah	52	January 3, 1999
Director and Chief Financial Officer
Dean Bradley	70	November 13, 2000
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

During the last five years, Mr. Robinson acted as a CEO of Dealcheck.com Inc. Mr. Robinson was also an executive producer of a children's film, "Beethoven Lives Upstairs," which won him an Emmy Award in 1992 and is a director of First Empire Entertainment.com Inc., an Ontario reporting corporation engaged in live theatrical productions and other multimedia products and services.

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

is a non-executive independent director based in Florida. He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations.

Management Team

The Company's current management team consists of the following individuals:

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

2.  Directors and Officers of the Company

During the fiscal year ended March 31, 2003, the aggregate remuneration paid or payable by the Company and its subsidiary to its directors and executive officers for services rendered was nil ( 2002 $351,492) and total expenses reimbursed were nil (2002: $32,451). The Company also paid nil (2002: $149,438) to an ex-director for past services.

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

(E) SHARE OWNERSHIP

The company has "1999 Stock Option Plan" for its employees, consultants and directors under which it could issue up to 3 million options at US$0.35.

The Company also has "2001 Consultant Stock Compensation Plan" under which it could issue up to 1.2 million common shares of the company to consultants for bona-fide services provided at an agreed value of US$0.35.

Both the above plans have been registered with Securities and Exchange Commission on April 28, 2003.

No options or common shares have been granted under these Plans.

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

As at June 16, 2003, Intermediaries like CDS & Co, Toronto, Canada, held approx. 84% and Cede & Co., New York, USA held approx. 9% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual details were not available. None of the other registered shareholders held more than 5% of the common shares of the company as at June 16, 2003.

At June 16, 2003, the Company had 1,031,911 shares of common stock outstanding ( after 7: 1 reverse split and elimination of 3, 253 fractional shares), which, as per the details provided by the Transfer Agents, were held by 35 record holders excluding the beneficial shareholders held through the intermediaries, 22 of which, holding an aggregate of 122,397 shares of common stock, were in the United States.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the respective parties. Related party transactions have been listed below:

•	Licence and usage fee income of $Nil (2002 - $NIL; 2001 - $151,508) and consulting service fee income of $Nil (2002 - $60,000; 2001 - $120,000) were earned from a corporation which has common management.

•	Included in shareholders information expense is $60,000 (2002 - $120,000; 2001 - $180,000) to a corporation, which has common management.

•	Rent and telephone expense are net of recoveries of $Nil (2002 - $79,494; 2001 - $110,587) from corporations, which share common management and directors.

•	A shareholder corporation which has common management charged approx. $34,000 towards the rental, telephone, consultants' fees and other office expenses (2002 and 2001 $Nil).

•	Interest earned from related corporations amounts to $Nil (2002 - $Nil; 2001 - $8,458).

•	Included in professional and consulting fees are fees of $Nil (2002 - $351,492; 2001 - $150,400) paid to directors of the Company and $Nil (2002: $149,438, 2001 - $Nil) paid to an ex-director for past services.

•	Business expenses of $Nil (2002 - $32,451; 2001 - $55,959) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to a shareholder corporation of $92,682 (2002 - $94,026; 2001 - $90,482).

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

As explained under Item 5 - Operating and Financial Review and Prospects and in note 9(b) to the financial statements for the fiscal 2003, The Company received a Notice of Termination from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination.

Dividend Policy

The Company has not paid any dividends on its Common Shares and does not currently intend to declare and pay dividends on its Common Stock in the foreseeable future.

(B) SIGNIFICANT CHANGES

The following is a summary of significant changes since the date of the financial statements included in this annual report.

Changes in the business profile and corporate name change

The directors in their meeting in March 2003 concluded that the current business activities of the company did not prove to be profitable. The climate for new and emerging technology-based businesses continued to remain uncertain and extremely challenging and not conducive to attracting new capital.

It was therefore decided to move away from technology-oriented businesses and focus more on resource and other traditional sectors, which can benefit from evolving technologies.

The company changed its name to Bontan Corporation Inc. effective April 21, 2003.

Changes in Transfer Agent

The company changed its transfer agent on April 3, 2003 from CIBC Mellon Trust Company to Equity Transfer Services Inc. of Toronto, Canada. The details of our new transfer agents are as follows:

Jennifer Tan, Client Services
Equity Transfer Services Inc.
Suite 420
120 Adelaide Street West
Toronto, ON M5H 4C3
Tel:  416-361-0930  ext.269
Fax:   416-361-0470

Reverse Stock Split

On April 21, 2003, the company carried out a reverse stock split under which one common share of Bontan Corporation Inc. would be issued for every seven common shares of Dealcheck.com Inc. The holders of less than 70 shares (under ten post-consolidated shares) will not be issued any shares of Bontan Corporation Inc. Instead, they will be entitled to a payment based on the average market price of the company's shares during the last three days from the date of the reverse split. The Company expects that approximately 500 shareholders would be affected by the cash-out option.

This restructuring of the company's capital stock was necessary to attract new capital.

Registration of Plans

On April 28, 2003, the company submitted a registration statement (Form S-8) with the Securities and Exchange Commission to register 3 million options under 1999 Stock Option Plan and 1,205,714 common shares under the 2001 Consultant Stock Compensation Plan. No options or shares have yet been issued under the respective plans.

These Plans would enable the company to hire right talents without significant cash outlay.

Private Placement

On April 28, 2003, the Company reached an agreement with certain arms-length accredited investors for a private placement of up to 7,143,000 (seven million one hundred forty three thousand) Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The proceeds will be used for working capital and for the acquisition and financing of an oil exploration project presently being negotiated by the Company.

As of June 16, 2003, 1,094,285 units were subscribed and the company received about US$383,000.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The following table sets forth the reported high and low sale prices and volume traded for the common shares as quoted on OTCBB or Pink Sheet on a quarterly basis since April 1, 2000:

Period (M/D/Y)	High	Low	Volume for
	(In US Dollar)		Quarter

4/1/00 - 6/30/00	1.80	.875	925,000
7/1/00 - 9/30/00	1.70	.625	983,000
10/1/00 - 12/31/00	1.06	.21	1,945,000
1/1/01 - 3/31/01	.40	.13	1,630,000

4/1/01 - 6/30/01	.68	.14	1,925,000
7/1/01 - 9/30/01	.68	.35	2,410,700
10/1/01 - 12/31/01	.50	.027	3,665,700
1/1/02 - 3/31/02	.29	.07	1,809,100

4/1/02 - 6/30/02	1.96	.42	135,960
7/1/02 - 9/30/02	2.24	.385	563,040
10/1/02 - 12/30/02	1.82	.28	211,080
1/1/03 - 3/31/03	.07	.03	124,920

As of June 16, 2003, the Company's share register indicated that 122,397 of the issued and outstanding common shares were held by 22 shareholders with addresses in the United States, representing approximately 12% of the issued and outstanding common shares of the Company.

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

As explained under item 8(b), significant changes, the company changed its name to Bontan Corporation Inc. on April 21, 2003 and its common shares began trading under a new symbol "BNTNF".

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

Our authorized capital consists of unlimited number of Common Shares, without par value of which there were 7,226,630 issued and outstanding on March 31, 2003 (7,226,630 on March 31, 2002)

Common Shares

The Directors may by resolution, and without further act of the shareholders, issue additional Common Shares from our authorized capital. All of our Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in the net assets on liquidation. Holders of Common Shares are entitled to one vote for each share held of record on all matters to be acted on by the shareholders. Holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of the profits of the Company. Our Articles of Association do not require us to declare dividends. Once a dividend is declared, it becomes an unsecured debt obligation of the Company to pay the amount to the registered holder of the shares on which such dividend was declared. The dividend does not bear interest against the Company and a shareholders entitlement to claim the dividend payment does not lapse unless limited by applicable statutory limitation or unclaimed property legislation.

Upon liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to receive pro rata the assets of the Company, if any, remaining after payments of all debts and liabilities and any amount owing as a preference or priority under any Class A Preferred Shares outstanding.

No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase of cancellation, surrender, or sinking or purchase funds attached to our outstanding Common Shares.

We may, by resolution of our Board of Directors, purchase any of our issued shares at the price and upon the terms specified in that resolution. Those shares may be held by us and resold or may be cancelled. To the extent we have re-purchased but not cancelled any of our outstanding Common Shares, we may not vote or pay or make any dividend or other distribution in respect of those Common Shares. As of March 31, 2003, we do not, directly or indirectly, hold any of our Common Shares.

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

As an Unconnected U.S. Shareholder, you generally will be required to include in income dividend distributions, if any, paid by us to the extent of our current or accumulated earnings and profits attributable to the distribution as computed based on U.S. income tax principles. The amount of any cash distribution paid in Canadian dollars will be equal to the U.S. dollar value of the Canadian dollars on the date of distribution based on the exchange rate on such date, regardless of whether the payment is in fact converted to U.S. dollars and without reduction for Canadian withholding tax. (For a discussion of Canadian withholding taxes applicable to dividends paid by us, see ""Material Canadian Federal Income Tax Considerations.") You will generally be entitled to a foreign tax credit or deduction in an amount equal to the Canadian tax withheld. To the extent distributions paid by us on the Common Shares exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to your adjusted tax basis in the shares and then as capital gain from the sale or exchange of the shares.

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

Dividends paid by us on the Common Shares generally will be subject to U.S. information reporting or the 31% backup withholding tax, unless you furnish the paying agent or middleman with a duly completed and signed Form W-9. You will be allowed a refund or a credit equal to any amount withheld under the U.S. backup withholding tax rules against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

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

The Company is subject to reporting requirements as a "reporting issuer" under applicable securities legislation in Canada and as a "foreign private issuer" under the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system at www.sec.gov/edgar.

(I) SUBSIDIARY INFORMATION

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We hold no material financial instruments.

We are exposed to foreign currency exchange rate risk as we currently incur liabilities in United States dollars and Canadian dollars, exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when United States dollars are exchanged for Canadian dollars. We have not entered into forward foreign exchange contracts in an attempt to mitigate this risk. To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations. Further discussion of foreign currency risk is set forth in Item 3 D under the heading, "Exchange Rate Risk."

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No modifications or qualifications have been made in the prior Fiscal Year to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business).

Subsequent to March 31, 2003, certain corporate changes were made which involved a 7:1 reverse split, buy-back of fractional shares and a private placement offering. These changes and their effect have been fully explained under item 8(b), Significant Changes section of this report.

ITEM 15 - CONTROLS AND PROCEDURES

Based on a review conducted by our Chief Executive Officer and Chief Financial Officer in connection with the preparation of the financial statements for Fiscal Year 2003, the Company now has effective disclosure controls and procedures in place.

ITEM 16 - (A)  AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable

ITEM 16 - (B)  CODE OF ETHICS

Not applicable

ITEM 16 - (C)  PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was approximately $12,000.

Under our existing policies, the audit committee must pre-approve all audit and non-audit related services provided by DMCT LLP.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Information regarding our financial statements is contained under the caption "Item 18. Financial Statements" below.

ITEM 18 - FINANCIAL STATEMENTS

The following documents are filed as part of this Annual Report on Form 20-F immediately following the text of this 20-F, beginning on page F-1.

Audited Consolidated financial statements of the Company for the years ended March 31, 2003 and 2002,

  Auditors Report
  Consolidated Balance Sheet
  Consolidated Statement of Operations and Deficit
  Consolidated Statement of Cash Flows
  Notes to Consolidated Financial Statements

ITEM 19 -- EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

1.1	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.2	By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.3	Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - Incorporated herein by reference to Exhibit 1(iii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000.

1.4	Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - Incorporated herein by reference to Exhibit 1(iv) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.5	Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - Incorporated herein by reference to Exhibit 1(v) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.6	Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - Incorporated herein by reference to Exhibit 1(vi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.7	Certificate of name change from Foodquest Corp. to Foodquest International Corp. - Incorporated herein by reference to Exhibit 1(vii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.8	Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.9	Certificate of name change from Dealcheck.com Inc. to Bontan Corporation Inc.

2	Specimen Common Share certificate

3	2001 Consultant Stock Compensation Plan and 1999 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on April 30, 2003

4(a) .1	Promissory Note dated April 1, 2000 re funds advanced to First Empire Entertainment.com Inc. and First Empire Entertainment Corp. - Incorporated herein by reference to Exhibit 4.(b).2) to the Company's annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001.

4(a)	Board Resolution exercising First Empire Entertainment.com Inc. shares in settlement of debt.

4.(c).1	Consulting Agreement dated April 1, 2000 with Kam Shah - Incorporated herein by reference to Exhibit 4.(b).2) to the Company's annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001

4(c).2	Consulting Agreement dated April1, 2000 with Terence Robinson -
Incorporated herein by reference to Exhibit 4.(b).2) to the Company's annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001

31	Certifications Pursuant to Section 302 of Sarbanes-Oxley Act of 2002

32	Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

/s/ Terence Robinson
Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

D M C T	Chartered Accountants

20 Eglinton Avenue West	Telephone: 416-480-0160
Suite 2100	Facsimile: 416-480-2646
Toronto, Ontario	Website: www.dmct.com
M4R 1K8

AUDITOR'S REPORT

To the Shareholders of
Dealcheck.com Inc.

We have audited the consolidated balance sheets of Dealcheck.com Inc. as at March 31, 2003 and 2002  and the consolidated statements of operations, cash flows and shareholders' deficit for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended March 31, 2003 and the shareholders' equity as at that date to the extent summarised in Note 14 to the consolidated financial statements.

DMCT  (signed)

June 16, 2003
Toronto, Ontario

Comments by Auditor on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the shareholders dated June 16, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Dealcheck.com Inc.
Consolidated Balance Sheet
(Canadian Dollars)
March 31, 2003 and 2002
(see Note 1 -- Going Concern)

	Note	2002	2001

ASSETS

Current
Cash		$19,848	$47,708
Amounts receivable	3	8,828	20,597

		$28,676	$68,305
Product Development Costs	4	-	138,291

		28,676	206,596

LIABILITIES

Current
Accounts payable and accrued liabilities		$69,112	$65,967
Advances from shareholder, non-interest bearing		274,055	135,757

		343,167	201,724

SHAREHOLDERS' DEFICIT

Capital stock	5	20,393,106	203,393,106

Deficit		(20,707,597)	(20,388,234)

		(314,491)	4,872

		$28,676	$206,596

Commitments and Contingent Liabilities (Note 9)

Related party transactions (Note 10)

Approved by the Board	/s/ Terence Robinson Director	/s/ Kam Shah Director

SEE ACCOMPANYING NOTES

Dealcheck.com Inc.
Consolidated Statements of Operations
(Canadian Dollars)
For the Years ended March 31, 2003, 2002 and 2001

	Note	2003	2002	2001

Income

Operational services		$-	$60,000	$120,000
License and usage fee		-	-	151,508
Interest		1,880	-	15,383
Exchange gain		13,376	6,860	49,269
Other income		-	-	15,082

		15,256	66,860	351,242

Expenses

Travel, promotion and consulting		105,555	504,982	221,960
Professional fees		45,339	133,152	97,593
Net loss on investments	11	-	263,832	1,364,812
Projects development costs		88,831	300	15,121
Bank charges and interest		1,449	1,726	9,694
Rent		5,942	57,447	45,814
Telephone, Internet and courier		2,521	9.684	11,796
Transfer agents fees		13,175	13,634	15,665
Shareholders information		63,657	341,377	204,005
Amortization		-	36,746	34,926
Office and general		8,150	36,906	47,060

		334,619	1,399,786	2,068,446

Net loss for year		($319,363)	($1,332,926)	($1,717,204)

Net loss per share		$(0.04)	$(0.27)	$(0.40)

SEE ACCOMPANYING NOTES

Dealcheck.com Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Years ended March 31, 2003, 2002 and 2001
(Unaudited)

	2003	2002	2001

Cash flows from operating activities

Net loss for year	$(319,363)	$(1,332,926)	$(1,717,204)
Amortization	-	36,746	34,926
Write-off of product development costs	88,831	300	15,121
Write-off of capital assets	-	15,577	-
Other non-cash expenses	-	476,393	-
Net loss on investments	-	259,301	1,364,812

	(230,532)	(544,609)	(302,345)

Amounts receivable	11,769	280,982	(268,784)
Prepaid and sundry assets	-	12,380	(12,380)
Accounts payable and accrued liabilities	3,145	1,163	24,254

	(215,618)	(250,084)	(559,255)

Investing Activities

Purchase of property, plant and equipment	-	(352)	(17,850)
Sale of property, plant and equipment	-	9,813	-
Refund of subscription advance	-	-	489,173
Investments	-	52,488	18,779
Product development costs	49,460	(25,440)	(150,327)

	49,460	36,509	339,775

Financing Activities

Net advances from shareholder	138,298	51,438	26,557
Net advances to affiliates	-	-	(151,114)
Net advances to directors	-	67,224	(73,311)
Common shares issued	-	101,884	32,105

	138,298	220,546	(165,763)

Increase (decrease) in cash during year	(27,860)	6,971	(385,243)
Cash at beginning of year	47,708	40,737	425,968

Cash at end of year	$19,848	$47,708	$40,725

Supplemental disclosure

Non-cash operating activities

Consulting fee settled for common shares	$ -	$248,664	$ -
Investor relations fees settled for common shares	-	227,729	-

	-	$ 476,393	-

Non-cash investing activities

Conversion of loan to equity investment	$ -	$ 215,431	$ -
Conversion of debt to equity	-	-	122,000

	$ -	$ 215,431	$ 122,000

See accompanying notes.

Dealcheck.com Inc.
Consolidated Statement of Shareholders' Deficit
(Canadian Dollars)
March 31, 2003, 2002 and 2001

	Number of Shares	Share Capital	Accumulated Deficit	Shareholders' Deficit

Balance March 31, 2000	4,117,616	$19,660,724	$(17,338,104)	$2,322,620
Issued on conversion of debts	400,000	122,000	-	122,000
Exercise of warrants	101,700	32,105	-	32,105
Net loss	-	-	(1,717,204)	(1,717,204)

Balance March 31, 2001	4,619,316	19,814,829	(19,055,308)	(759,521)

Issued on settlement of fees	1,963,714	476,393	-	476,393
Exercise of warrants	643,000	101,884	-	101,884
Net loss	-	-	(1,332,926)	(1,332,926)

Balance March 31, 2002	7,226,030	20,393,106	(20,388,234)	4,872

Net loss	-	-	(319,363)	(319,363)

Balance March 31, 2003	7,226,030	20,393,106	(20,707,597)	(314,491)

See accompanying notes.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

1.  NATURE OF OPERATIONS

Dealcheck.com Inc. ("the Company") is a business development and services Company. The Company's business development strategy includes development and operations of wholly owned business concepts as well as investing in existing as well as new and emerging companies that have demonstrated strong growth potentials. In addition the Company offers business services to its investees and related companies. The Company's strategy also envisions and promotes opportunities for synergistic business relationships among the companies within its portfolio.

GOING CONCERN

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.
As at March 31, 2003, the Company has a working capital deficiency of $314,491, has incurred a net loss of $319,363 for the year ended March 31, 2003, and has an accumulated deficit of $20,707,597.
The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from existing shareholders and by the issuance of shares of the Company for cash consideration.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 14 "Differences from United States Accounting Principles".

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and it's wholly owned subsidiaries - Foodquest Inc., inactive since 1998, and 1388755 Ontario Inc., in development stage. All inter-company balances and transactions have been eliminated on consolidation.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

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

Product Development

Product development costs related to research, design and development of the web site and other technical projects, which are intended to generate revenue in future are deferred and amortized on a straight-line basis over the estimated economic life of the project not exceeding three years. Amortization commences when the project becomes commercially active. The development costs will be written off when it is determined that they are not recoverable or when the project is abandoned.
Foreign Currency Translation
The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.
Future Income Taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recognized in the financial statements if realization is considered more likely than not.
Stock-Based Compensation Plan
During the year ended March 31, 2003, the Company adopted CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash and other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees but to disclose on a pro forma basis net earnings and earnings per share had the Company adopted the fair value method for accounting for options granted to employees. No restatement of prior periods will be required as a result of the adoption of the new standard.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Government Assistance
Government assistance consisting of investment tax credits is accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for the investment tax credits using the cost reduction method.
Loss Per Share
Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.
The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

3.  AMOUNTS RECEIVABLE

	2003	2002

Convertible loans (i)	$ 212	$ 3,395
Due from directors	-	6,087
Other receivables	8,616	11,115

	$ 8,828	$ 20,597

(i)  Convertible loans are funds advanced to a related public corporation, bearing interest at 5% per annum and payable on demand. The advances are convertible, at the option of the Company into the common shares of the related entity at $0.10 USD per share.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

4.  PRODUCT DEVELOPMENT COSTS

	Balance	Incurred	Written Off	Amortized	Balance
	at March 31,	During	During	During	at March 31,
	2002	Year	Year	Year	2003

Biochex.com (i)	$ 138,291	$ (49,460)	$ (88,831)	$ -	$ -

	$ 138,291	$ (49,460)	$ (88,831)	$ -	$ -

	Balance	Incurred	Written Off	Amortized	Balance
	at March 31,	During	During	During	at March 31,
	2001	Year	Year	Year	2002

IRCheck.com (ii)	$ 21,370	$ -	$ (16,028)	$ (5,342)	$ -
Biochex.com (i)	113,151	25,140	-	-	138,291

	$ 134,521	$ 25,140	$ (16,028)	$ (5,342)	$ 138,291

(i)  Biochex.com is a project initiated by the Company's subsidiary, 1388755 Ontario Inc. The project involves the design and development of a prototype of a wireless and portable Internet appliance for medical data logging system.
During the current fiscal year, no further expenditure was incurred. The company's application for an investment and innovation tax credit on the expenses incurred during the fiscal years 2001 and 2002 was approved and a refund of $49,202 was received during the year and was set off against the costs of the project.
At December 31, 2002, the management reviewed the status of the project. It concluded that the prototype was unlikely to be completed in the near future due to the fact that its completion date continued to be postponed for over a year. While the Chief Technology Officer maintained that his team was working on the prototype, no details were available of either the problems currently being encountered or the real state of the prototype. Management was unable to obtain any realisable value for the project at the period end and have therefore decided to write off the costs.
(ii)  IRCheck.com web site provides a comprehensive database of investor relation firms. The costs incurred to date represent web site design and development costs. Management has been unable to find a licensee and is not able to maintain the database. Accordingly, the balance has been fully written off.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

5.  CAPITAL STOCK

(a)  Authorized

Unlimited number of common shares

(b)  Issued

	2003		2002
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	7,226,630	$20,393,106	4,619,916	$19,814,829
On conversion of debt	-	-	-	-
On settlement of consulting fees	-	-	1,963,714	476,393
Issued for cash on conversion of warrants	-	-	643,000	101,884

	7,226,630	$20,393,106	7,226,630	$20,393,106

6.  STOCK OPTION PLAN

(i)  On November 15, 1999, the shareholders approved the creation of the "1999 Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 10% of the issued and outstanding common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws. At the annual general and special meeting held on November 13, 2000, the shareholders approved an increase in the limit of maximum number of stock options to 25% of the issued and outstanding common shares of the corporation at the time of such issue.
No options were allowed under the Plan during the year and no options are outstanding at the year-end.
(ii)  In the Special and Annual General Meeting held on October 30, 2001, the shareholders approved the creation of the "2001 Consultants' Stock Compensation Plan" to compensate consultants and contractors who have provided bona fide services to the Corporation through the award of up to 10 million common shares of the Corporation and authorised the directors to implement the said plan.
The Plan was adopted by the board of directors in their meeting on November 1, 2001.
No shares have been issued under the Plan during the year.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

7.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which were 7,226,630 shares for the year ended March 31, 2003 (2002 - 4,851,612).

8.  INCOME TAXES

The effective tax rate of nil (2002 - nil) for income taxes varies from the statutory income tax rate of 38% (2002 - 44%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined it is more likely than not that the losses will be utilized before they expire.
The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2003	2002

Amounts related to tax loss and credit carry forwards	$1,332,000	$2,113,000
Unrealized and holding losses on investments	-	43,000

Net future tax assets	1,332,000	2,156,000
Less: valuation allowance	(1,332,000)	(2,156,000)

	$ -	$ -

The Company has carry forward tax losses of approximately $4 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

2004	$ 617,000
2005	536,000
2006	460,000
2007	683,000
2008	200,000
2009	1,175,000
2010	320,000

$3,991,000

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

9.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)  The Company entered into a consulting agreement with a shareholder corporation on October 1, 2001. The agreement required the corporation to provide financial services. The consulting fee was US $10,000 per month payable in advance. The agreement expires on March 31, 2003 and is subject to automatic renewal unless cancelled in writing by either party. However, the fee was revised down to US $5,000 per month effective April 1, 2002.
(b)  The Company received a Notice of Termination dated February 6, 2003 from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination.
(c) The Company entered into consulting contracts with two executive directors for five year term up to March 31, 2005. The contracts provide for a lump sum compensation of $250,000 each for early termination of the contract without cause.

10.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

•	Licence and usage fee income of $Nil (2002 - $NIL; 2001 - $151,508) and consulting service fee income of $Nil (2002 - $60,000; 2001 - $120,000) were earned from a corporation which has common management.

•	Included in shareholders information expense is $60,000 (2002 - $120,000; 2001 - $180,000) to a corporation, which has common management.

•	Rent and telephone expense are net of recoveries of $Nil (2002 - $79,494; 2001 - $110,587) from corporations, which share common management and directors.

•	A shareholder corporation which has common management charged approx. $34,000 towards the rental, telephone, consultants' fees and other office expenses (2002 and 2001 $Nil).

•	Interest earned from related corporations amounts to $Nil (2002 - $Nil; 2001 - $8,458).

•	Included in professional and consulting fees are fees of $Nil (2002 - $351,492; 2001 - $150,400) paid to directors of the Company and $Nil (2002: $149,438, 2001 - $Nil) paid to an ex-director for past services.

•	Business expenses of $Nil (2002 - $32,451; 2001 - $55,959) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to a shareholder corporation of $92,682 (2002 - $94,026;2001 - $90,482).

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

11.  NET LOSS ON INVESTMENTS

	2003	2002	2001

Holding losses	$ -	$ 98,401	$ -
Provision for non-temporary impairment in value	-	-	789,200
Realized loss (gains)	-	165,431	575,612

	$ -	$ 263,832	$ 1,364,812

12.  SEGMENTED INFORMATION

The Company's operations include three reportable operating segments -
Business services:  this segment includes management and operational services to investee companies and others
Product development::  This segment includes revenue from the Company's own web sites and technical projects
Incubation::  This segment includes dividend and/or capital gains earned through long-term investments in start-ups and emerging companies
The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment's performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the fiscal years ended March 31, 2003 and 2002.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

12.  SEGMENTED INFORMATION (Cont'd.)

Business Segments

	Business	Product
	Services	Development	Incubation

2003
Total revenue	$-	$-	$-
Earnings (losses) from operations	$-	$(89,089)	$(105,555)
Total assets	$-	$-	$-
Total liabilities	$-	$-	$-

2002
Total revenue	$60,000	$-	$-
Earnings (losses) from operations	$60,000	$(300)	$(946,827)
Total assets	$-	$138,290	$-
Total liabilities	$-	$-	$75,976

Reconciliation to Financial Statements

		2003	2002

Revenue
Total revenue from reportable segments		$-	$60,000
Other		15,560	6,860

		$15,560	$66,860

Net Loss
Total earnings (losses) from continuing operations for reportable segments		$(194,644)	$(887,127)
Other		(124,719)	(445,799)

		$(319,363)	$(1,332,926)

Assets
Total assets used for reportable segments		$-	$138,290
Other		28,676	68,305

		$28,676	$206,595

Liabilities
Total liabilities used for reportable segments		$-	$65,967
Other		343,167	135,757

		$343,167	$201,724

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

13.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to this short-term nature.

14.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

Product Development Costs

The costs of developing the commercial web sites and technical projects are allowed to be deferred under the Canadian Generally Accepted Accounting Principles. However, these costs should be expensed under US GAAP. Accordingly, under the US GAAP, net loss for year would be $230,274 (2002 - $ 1,358,366). Total assets would be $ 28,676 (2002 - $68,305) and deficit would be $20,707,597 (2002 - $20,526,525).

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to nonemployees pursuant to Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS No.123) and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS No. 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB No.25"), "Accounting for Stock Issued to Employees." Under APB No.25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS No.123 requires disclosure of, among other things, the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS No. 123 had been applied. The Company will apply the measurement principles of APB No.25, supplemented by the required FAS No.123 disclosures, for any stock options it grants to employees in the future.

Recent Accounting Development

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations", was approved and requires that the fair value of an asset retirement obligation be recorded as a liability, at fair value, in the period in which the Company incurs the obligation. SFAS No. 143 is effective for the Company's fiscal year commencing November 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

14.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Cont'd)

Recent Accounting Development (Cont'd)

In July 2001, the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Intangible Assets". These statements are substantially consistent with CICA Sections 1581 and 3062 (refer to note 1(o)) except that under United States GAAP, any transitional impairment charge is recognized in earnings as a cumulative effect of a change in accounting principle. Under Canadian GAAP, the cumulative adjustment is recognized in opening retained earnings. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.
In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which retains the fundamental provisions of SFAS No. 121 for recognizing and measuring impairment losses of long-lived assets other than goodwill. Statement No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. This Statement is effective for the Company's fiscal year commencing November 1, 2002, to be applied prospectively. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146") which is effective for exit or disposal activities that are initiated after December 31, 2002. FAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.
In November 2002, the Financial Accounting Standards Board Issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the "Interpretation"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation requires the guarantor to recognise a liability for the non-contingent component of the guarantee. This is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The statement is effective for the Company's fiscal year commencing November 1, 2002. The Company does not anticipate that the implementation of these rules will have a material impact on the financial position, results of operations or cash flows.
In April 2002, Statement of Financial Accounting Standard No. 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 are applicable for fiscal years beginning on or after May 15, 2002. The Company with no impact has adopted the standard.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

14.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Cont'd)

In January 2003, the Financial Accounting Standards Board's ("FASB") issued FASB Interpretation ("FIN") No. 46, Consolidation Of Variable Interest Entities, which requires variable interest entities (commonly referred to as SPEs) to be consolidated by the primary beneficiary of the entity if certain criteria are met. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. The adoption of this statement does not impact the Company's historical or present financial statements, as the Company has not created or acquired any variable interest entities, nor does it expect to in the future.
In December 2002, the FASB issued SFAS No. 148 Accounting For Stock-based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stockbased employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual interim disclosure requirements of SFAS No. 148 are effective for interim periods beginning after December 15, 2002. The adoption of the provisions of SFAS No. 148 did not have a material impact on the Company's consolidated financial statements. The Company will modify its disclosures in its quarterly reports, as provided for in the new standard.
In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus of EITF No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and or rights to use assets. The provisions of EITF No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that its current accounting is consistent with the provisions of EITF 00-21 and therefore does not expect that the application of the provisions of EITF 00-21 will have a material impact on the Company's consolidated financial statements.
In November 2002, the EITF reached a consensus on EITF No. 02-16, Accounting For Consideration Received From A Vendor By A Customer. EITF No. 02-16 provides guidance as to how customers should account for cash consideration received from a vendor. EITF No. 02-16 presumes that cash received from a vendor represents a reduction of the prices of the vendor's products or services, unless the cash received represents a payment for assets or services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor's products. The provisions of EITF No. 02-16 will apply to all agreements entered into or modified after December 31, 2002. Management does not expect the provisions of EITF No. 02-16 to have a material impact on the Company's consolidated financial statements.

Dealcheck.com Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2003 and 2002

14.  CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (Cont'd)

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended March 31, 2003,2002 and 2001, there is no difference between net loss and comprehensive loss.

15.   SIGNIFICANT POST BALANCE SHEET EVENTS

The following is a summary of key corporate changes and other significant events that happened after March 31, 2003:

a.	On April 21, 2003, the company changed its name to Bontan Corporation Inc.

b.	On April 21, 2003, the company carried out a reverse stock split under which one common share of Bontan Corporation Inc. would be issued for every seven common shares of Dealcheck.com Inc. The holders of less than 70 shares (under ten postconsolidated shares) will not be issued any shares of Bontan Corporation Inc., instead, they will be entitled to a payment based on the average market price of the company's shares during the last three days from the date of the reverse split. The Company expects that approximately 500 shareholders would be affected by the cash-out option.

c.	On April 28, 2003, the company submitted a registration statement (Form S-8) with the Securities and Exchange Commission to register 3 million options under 1999 Stock Option Plan and 1,205,714 common shares under the 2001 Consultant Stock Compensation Plan. No options or shares have yet been issued under the respective plans.

d.	On April 28, 2003, the Company reached an agreement with certain arms-length accredited investors for a private placement of up to 7,143,000 (seven million one hundred forty three thousand) Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The proceeds will be used for working capital and for the acquisition and financing of an oil exploration project presently being negotiated by the Company.

As of June 16, 2003, 1,094,285 units were subscribed and the company received about US$383,000.