Form 20-F
BONTAN CORP INC
filed 2004-08-30
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004.
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:   None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

Title of each class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   9,599,453 (including 1,031,190 subscribed but not issued as at March 31, 2004).

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
☒  Item 17    ☐  Item 18

i

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

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations

Unless the context indicates otherwise, the terms "Bontan Coporation Inc." the "Company" and "Bontan" are used interchangeably in this Annual Report.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCY
Foreign Private Issuer Status

Bontan Corporation Inc., (the "Company"), is a Canadian corporation incorporated under the laws of the Province of Ontario. Approx. 84% of its common stock is held by non-United States citizens and residents; our business is administered principally outside the United States; and all of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2004, 2003 and 2002. These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2000 through 2004 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data - Fiscal year ended March 31,

	2004	2003	2002	2001	2000

Revenue	$46,958	$15,256	$66,860	$351,242	$35,861
Loss from Continuing Operations & (Net Loss)	($1,360,958)	($319,363)	($1,332,926)	($1,717,204)	($1,390,457)
Loss per share (1)	($0.26)	($0.04)	($0.27)	($0.40)	($0.52)
Working capital (Deficit)	($311,005)	($314,491)	($133,419)	$526,296	$1,438,128
Total Assets	$3,085,584	$28,676	$206,586	$908,644	$2,542,932
Capital Stock	$24,287,903	$20,393,106	$20,393,106	$19,814,829	$19,660,724
Shareholders' equity (Deficit)	$2,219,348	($314,491)	$4,872	$759,251	$2,322,620
Weighted average number of shares outstanding (2 and 3)	5,221,071	7,226,630	4,851,612	4,259,424	2,690,266

  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same. The net loss per share prior to fiscal 2004 was based on the pre-reverse split number of shares issued and oustanding.
  Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve.
  Decrease in the weighted average number of shares outstanding in fiscal 2004 compared to 2003 was due to a reverse stock split of 7 to 1 in fiscal 2004.
Selected Financial Data (U.S. GAAP) - As at March 31,

	2004	2003	2002	2001	2000

Net Loss	($1,360,958)	($230,532)	($1,358,366)	($1,851,725)	($1,400,457)
Loss per share	($0.26)	($0.03)	($0.28)	($0.43)	($0.52)
Total assets	$3,085,584	$28,676	$28,676	$774,123	$2,532,932
Sharholders' equity (Deficit)	$2,219,348	($314,491)	($133,419)	$625,000	$2,312,620

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On August 5, 2004, the exchange rate, based on the noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was $1.3178.

The following table sets out the high and low exchange rates for each of the last six months.

2004	July	June	May	April	March	February

High for period	1.3348	1.3820	1.4003	1.3795	1.3570	1.3512
Low for period	1.3079	1.3326	1.3555	1.3037	1.3056	1.3090

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31, 2004

	2004	2003	2002	2001	2000

Average for the year	1.3530	1.5446	1.5672	1.5076	1.4713

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D) RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

Exploration and Development Risks

The Company plans to engage in the business of acquiring interests in resource properties in the hope of locating reserves. The Company's property interests will be in the exploration stage only. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating reserves, which itself is subject to numerous risk factors.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests. In addition, the marketability of oil and gas, which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Additional Funding Requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company's operational requirements and cash commitments. In the past, the Company has relied on borrowings from the shareholders and sales of equity securities to meet most of its cash requirements. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern.

Based on its existing working capital, the Company expects to require additional financing for its currently committed interests in resource properties during the upcoming fiscal year. The development of the Company's properties depends upon the Company's ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the

Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date. Its deficit as of March 31, 2004, was approx. $22 million. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties. Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as "penny stock" as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker's or dealer's duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including "bid" and "ask" prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer's account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Uninsurable Risks

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells, which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Foreign Countries and Regulatory Requirements

Company's current business strategy involves participation in overseas projects in the resource sector. Consequently, the Company will be subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk. Oil, gas and precious metal exploration and production activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the resource industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety.

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

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters. Companies engaged in the development and operation of oil and gas properties and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on its properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company acquires interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of oil and gas extraction facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company's potential diamond production operations and mining activities in Brazil are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits the Company may require for conduct of operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in diamond exploration or extraction operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a low of US$0.50 to a high of US$2.47 during the year ending on the date of this Annual Report. There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and all but one of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in

United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's Common Shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

Bontan Corporation Inc. ("the Company") was incorporated under the Business Corporation Act (Ontario) in 1973 and is based in Toronto, Ontario, Canada.

The Company's registered office is situated at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3. The Company is a reporting issuer in the provinces of Ontario. The Company's shares have been listed on the Over the Counter Bulletin Board ("OTCBB") under the symbol "BNTNF" in the United States.

The Company went through several name changes and five major changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000 and the annual report F-20 dated September 23, 2003. The significant changes, briefly, were as follows:

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

Accordingly, on April 21, 2003, the Company changed its name to Bontan Corporation Inc. and commenced a private placement to raise about US$2.8 million net of issue expenses by May 26, 2004 when the private placement was closed. These funds were invested in acquiring interest in oil exploration project in Papua New Guinea and a subsidiary in Brazil to acquire options in joint ventures for diamond exploration projects and also to fund the working capital requirements of the Company and its subsidiaries.

The Company had no significant revenue since April 1, 1996 except in the fiscal year 2001 and incurred significant losses since inception. Accumulated deficit at March 31, 2004 was approx. $22 million.

The Company relies principally on equity financing to fund its projects and expenditures.

The major expenditure during the fiscal year 2004 comprised funds advanced from time to time of approx. $2.5 million to a non-affiliated corporation, Advisory

Group for the purpose of acquiring indirect participation interest of approx. 0.88% in phase one of an oil exploration program in Papua New Guinea.

(B) BUSINESS OVERVIEW

The Company changed its name to Bontan Corporation Inc. on April 21, 2003 and adopted a new business strategy that is focused on resource sector. The Company plans to be a diversified natural resource company that will operate and invest in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect and direct participation interests and working interests in those projects.

The management is aware of the greater degree of uncertainty and risks associated with investments in resource sector and is also aware of a lack of any in-house expertise in the resource sector. It has therefore planned to take the following two measures to minimise the overall financial exposure and increase the possibility of success:

Diversification

The Company will not focus only on one segment of the resource sector but plans to diversify its investment in different segments. Currently, it is focused on opportunities in oil, gas and diamond exploration projects. The management believes that the diversification will provide a broader distribution of risk associated with project failures and costs overruns.

The diversification policy will also extend to undertaking projects in different countries rather than focusing only on one country.

Co-ownership

The Company does not plan to undertake any activities all by itself but would rather participate in joint ventures and /or acquire a percentage of direct, indirect or working interests in projects with others who have broader experience and financial abilities to complete the projects more successfully and in timely manner.

The new business strategy is focused on two broad operating segments -

Energy sector:   This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

Mineral sector:  This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial mining of diamond, gold and other precious metals.

Overview of the fiscal year ended March 31, 2004

The Company had a name change on April 21, 2003 and adopted a new business strategy as explained earlier.

Company's auditors DMCT LLP resigned on March 5, 2004 and were replaced by Sloan Paskowitz Adelman LLP (SPA) of 7620 Yonge Street, Suite 400, Thornhill, Ontario, Canada L4J 1V9. DMCT decided not to register with the Public Company Accounting Oversight Board (USA), which became the requirement for all SEC reporting public companies effective March 1, 2004. SPA has been accepted by the Canadian Public Accountability Board and the Public Company Accounting Oversight Board (USA) as a registered member.

Most part of the fiscal 2004 was spent in pursuing two objectives, namely to raise fund and to find opportunity for investment in resource sector.

Fund raising activity

The Company needed funds to pursue its new business objectives. However, lack of any activities and the then market price of the Company's shares made it almost impossible to attract new equity fund. The Company therefore carried out a reverse stock split on April 21, 2003 under which one new common share was issued for every seven old common shares. At the same time, the Company dealt with fractional shares arising from the reverse stock split, the Holders of less than sixty-four common shares of Dealcheck.com Inc (previous name of the Company) were not issued any shares of Bontan Corporation Inc. Instead, they were entitled to a payment of $0.21US per common share. As a result, 3,255 common shares of Dealcheck.com Inc. being equal to 465 common shares of Bontan Corporation Inc. valued at $684US ($939CDN) became eligible under the buy-back plan. The Company set up an accrual for this liability. The actual payments made to March 31, 2004 were $212.

The above measures enabled the Company to achieve a better market price and On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 (seven million one hundred forty three thousand) Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit included one common share and one common share purchase warrant. Each warrant entitled its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The shares issued under this private placement would be restricted in terms of their transferability and saleability in accordance with the relevant regulatory requirements.

7,536,444 Units were subscribed and paid for up to March 31, 2004. Shares relating to 6,705,015 units were issued by that date while the shares relating to the balance of the subscription of 831,429 units were issued subsequent to March 31, 2004.

Expenses relating to the private placement represented finder's fee of 10% of the subscription.

Private placement was over subscribed to 8,909,571 units and was closed on May 26, 2004.

Project Investment

Indirect participation Interest in oil exploration program in Papua New Guinea

In April 2003, the Company received an opportunity to participate in phase one of an oil exploration program carried out by InterOil Corporation, a non-affiliated public company over 9 million acres of land covered by three licences in Papua New Guinea. The Company opted to acquire approx. 0.88 % indirect participation interest (IPI) through PNG Venture Limited, a subsidiary of InterOil Corporation. The IPI agreement also provided option to the Company to convert its IPI share into the common shares of InterOil Corporation at a valuation of US$17.75 per share.

However, initially, the Company was not able to participate directly due to certain corporate conditions that InterOil was subject to. The Company therefore agreed to participate through another independent corporation, Advisory Group. The Company began lending funds to Advisory Group according to the funding requirement of IPI Agreement. Under the lending arrangement with Advisory Group, the Company's advances were fully secured by a first charge on the IPI and were fully convertible into such IPI at the option of the Company, once InterOil Corporation's corporate matters preventing direct participation by the Company were resolved.

By March 31, 2004, the Company advanced funds totalling $2.5 million to Advisory Group and on July 9, 2004, the Company exercised its option and converted its advances as follows:

  US$ 275,000 was converted into 15,493 shares of InterOil Corporation and
  The balance of US$1.6 million was converted into 0.75% indirect participation interest in the oil exploration program.

Diamond mining in Brazil

In the late March 2004, the Company began negotiations to acquire a Brazilian subsidiary from Mr. Francis Guardia, a geologist and options to participate in two joint ventures in Brazil to explore and commercially exploit diamonds.

No firm commitments were made as at March 31, 2004 except for an advance of US$10,000 to Mr. Francis to visit Brazil to review and complete the acquisitions of the Brazilian company and joint venture options and other related matters.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2004, the Company had the following wholly-owned subsidiaries:

Subsidiary	Date of incorporation / acquisition	Comments on current status

Foodquest Inc.		Inactive since 1998 is currently a shell with no assets or liabilities.

1388755 Ontario Inc.		Inactive since April 2003. The subsidiary was engaged in development of a prototype of a wireless and portable Internet appliance for medical data logging system. However, due to several technical problems, the project was shelved and all investment written off.

Bontan Diamond Corporation	20-Feb-04	Will acquire a subsidiary in Brazil and will engage in Diamond mining in brazil through joint ventures.

Bontan Oil & Gas Corporation	20-Feb-04	Indirect participation interest in oil exploration in Papua New Guinea.

Bontan Gold Corporation	20-Feb-04	Not yet active.

Bontan Mineral Corporation	20-Feb-04	Not yet active.

Bontan Trading Corporation	20-Feb-04	Not yet active.

Mr. Francis Guardia and his group have a right to acquire 40% of Bontan Diamond Corporation upon successful completion of certain milestones. No such equity was acquired as at March 31, 2004.

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

Year Ended March 31,	2004	2003	2002
		in 000' CDN$

Income	47	15	67
Expenses	1408	335	1400

Net Loss for year	(1,361)	(320)	(1,333)
Deficit at end of year	(22,069)	(20,708)	(20,388)

Overview

The Company began a new business strategy coupled with consolidation of its share capital and a private placement campaign to raise funds to carry out its new strategy in fiscal year 2004.

During the fiscal year 2004, the Company's key activities were the private placement campaign and review of business opportunities, which fall within the new business strategy. The key elements of income and expenses are discussed below in detail.

Two new business segments emerged from the new business strategy during the fiscal 2004 namely, (i) energy sector - which will include the Company's planned activities in acquiring interests in oil and gas projects and (ii) mineral sector - which will include the Company's planned initiatives in acquiring interests in projects involving exploration and commercial mining of diamond, gold and other precious metals.

The Company's performance during the fiscal years 2003 and 2002 are discussed by each of the business segments under which the Company was operating during those years. These business segments were no longer relevant for the fiscal year 2004 as explained earlier.

The performance by business segment was as follows:

Incubation:  This segment relates to investing mainly in start up companies with Internet and high technology oriented business plans.

This segment did not generate any revenue. There was no major activity in this segment during the fiscal 2003. The net loss sustained by this segment was approx. $0.1 million in fiscal 2003 compared to $ 0.9 million in fiscal 2002.

Commercial web sites and project development:   This segment relates to the Company's investments in wholly owned commercial web sites and projects. The Biochex project, through an Ontario private company where the Company has full ownership equity, was the only project that was being carried over from the fiscal year 2002. The project cost was fully written off in fiscal 2003.

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

Income

The revenue during the fiscal year 2004 results from exchange gains. The Company had significant transactions in US Dollars. It raised about $2.6 million in US Dollars through private placement and invested about $1.9 million dollars in oil exploration project. These transactions constituted over 90% of the transactions during the fiscal year and were converted into Canadian dollar at rates prevailing on the dates of the transactions as per the Company's accounting policy. The exchange rates between Canadian Dollar and US Dollar fluctuated significantly during the year from CDN$1.47 = US$1 at March 31, 2003 to CDN$1.31=US$1 at March 31, 2004 - almost 11% decline in US dollar value verses Canadian dollar.

Overall revenue of the Company decreased significantly to $15,256 in fiscal 2003 compared to $66,860 in fiscal 2002.

Various sources of income are discussed below.

Operational services income

The company provided no operational services during the fiscal years 2004 and 2003 and had no income from this source.

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

The management services agreement was cancelled effective October 1, 2001 which explains only six months revenue in fiscal 2002 compared to full year's revenue in fiscal 2001.

Other income

The other income totaled $46,958 in the fiscal 2004 compared to $15,256 in fiscal 2003 and $66,860 in fiscal 2002.

The other income in all the three years comprise mainly of exchange gain.

Expenses

The overall analysis of the expenses is as follows:

Year Ended March, 31	2004	2003	2002

Operating expenses	$1,407,916	$245,788	$1,135,654
Net loss on investment	-	-	263,832
Product development costs	-	88,831	300

	$1,407,916	$334,619	$1,399,786

Operating Expenses

Travel, promotion and consulting-

Year Ended March 31,	2004	2003	2002

Travel, meals and entertainment	$50,005	$871	$37,451
Consulting	1,055,341	104,684	344,205
Promotion	677	-	123,326

	$1,106,023	$105,555	$504,982

% of operating expenses	79%	43%	44%

Travel, Meals and Entertainment

Most of these expenses during the fiscal 2004 were incurred by the CEO of the Company, Mr. Terence Robinson in meeting with the prospective investors in connection with private placement campaign and also in pursuing leads provided by various consultants in business prospects, which conform to the new business strategy of the Company.

There were no new initiatives during fiscal 2003. This explains the significantly lower travel and entertainment.

During the fiscal 2002, the management continued to focus more on handling in -house projects and investments on hand than seeking new businesses due to lack of funding and adverse business climate. Hence travel, meals and entertainment costs declined in fiscal 2002 compared with those of fiscal 2001.

Consulting costs

The consulting fee costs have increased significantly during the fiscal 2004 compared to the prior years mainly due to commencement of new business activities, which required expertise of consultants with background in resource sector in selecting and negotiating appropriate projects for the Company. The total costs include the following three major items -

Fees charged by four independent consultants	638,177
Fees charged by a corporate shareholder, Snapper Inc.	267,894
Fees paid to Chief Executive Officer	112,150

$1,018,221

% of operating expenses	96%

Consulting fees of $638,177 were paid to four independent consultants whose services have been retained to help management review projects in resource sector for potential participation and or acquisitions and to advise and negotiate terms and pricing most beneficial to the Company. The services of these consultants were originally retained for one year and thereafter would be extended only on a need basis. The fees to these consultants were payable entirely in the common shares of the Company registered under the "2001 Consultants' Stock Compensation Plan". The common shares were valued at US$0.50 per share for this purpose. The price represented the fair market value.

Consulting fee of $267,894 was paid to a corporate shareholder, Snapper Inc. Of this amount, $81,180(US$ 60,000) (2003: $92,682 and 2002: $94,000) was paid under a Consulting Agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. The Company had successfully used the services of this corporation in the past. Originally, the agreement provided for payment of US$10,000 per month. However, the fee was revised down to US$5,000 per month effective April 1, 2002. The balance of $186,714 (US$138,000) represented one-time finders' fee charged for introduction to two new projects where the Company agreed to participate subsequent to the year-end date.

Consulting fee was paid to chief executive officer under a consulting agreement revised on April 1, 2003 and which provided for a fee of $10,000 per month.

Consulting fee for fiscal 2002 included approx. $250,000 in fees paid to current and past executives and other consultants of the company for services rendered during current and past years.

Promotion costs

There was no major promotional activity during fiscal years 2004 and 2003.

Promotional costs for the fiscal 2002 consisted of $78,697US charged by a non-related European corporation, which was hired to conduct promotional work for the company and its projects in Europe for about six months.

Professional fees

Professional fees in fiscal 2004 were $110,547 compared to $45,339 in fiscal 2003 and $133,152 in fiscal 2002.

Major item in fiscal 2004 consisted of fees of $93,135 for accounting services. Of this, $27,610 was paid to a shareholder corporation, Current Capital Corp. for providing financial and accounting services under an Expense Sharing Agreement dated April 1, 2003 for one year. The agreement was not renewed on expiry. The balance of $65,525 was paid to an executive by issuance of shares under the "2001 Consultants' Stock Compensation Plan". The common shares were valued at their fair market value of US$0.50 per share.

Increase in professional fees in the fiscal 2002 was due to payment of $47,820 in common shares of the company to an executive for the services rendered during current and past years. These shares were registered under the Securities Act of 1933 by filing of Form S-8 on March 28, 2002.

Other professional fees comprise legal costs for filing of Form S-8 and audit costs.

Shareholders information

Shareholder information costs comprise investor relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees. Total cost for fiscal 2004 was $165,431 compared to $63,657 for fiscal 2003 and $341,377 for fiscal 2002.

Major item of cost was the investor relations fee of $80,314 and media relations fee of $80,314 charged by a shareholder corporation, Current Capital Corp. Which specializes in handing investor relation and media relations work for small-cap public companies. The fees were charged under an Investor relations contract dated April 1, 2003 and Media relation contract dated April 1, 2003. Both the contracts provide for a monthly fee of US$5,000 each.

Fee for fiscal 2003 mainly includes fee of $60,000 for an investor relation services provided by Current Capital Corp. at the fee of $10,000 per month. The fee was only for the first six months period since the said contract was canceled effective October 1, 2002.

Fee for the fiscal 2002 were $332,012. Majority of these costs were incurred towards investor relations and other shareholder information promotion contracts signed with three independent public relation firms.

Other Operating Costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in fiscal 2003 were $25,916 compared to $31,237 in fiscal 2002 and $156,143 in fiscal 2002.

Major item is rent, which declined from about $57,000 in 2002 to $6,000 in 2003 and $5,300 in 2004.

The company cancelled its existing lease and vacated its 5,000 sq.ft. leased premises at 65 Queen Street West in Toronto in February 2002 and moved as subtenant to under 300 sq ft of premises at 47 Avenue Road in Toronto without any long term lease commitment.

Another item - fees charged by transfer agents declined from about $13,500 in fiscal 2002 and 2003 to $7,800 in fiscal 2004. The significant reduction was achieved due to change in transfer agent in fiscal 2003.

The above move together with substantial reduction in related office costs helped substantially reduce the overall operating costs and future operating cash requirements.

The company received a Notice of Termination dated February 6, 2003 from the landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination. Besides, no further communication was received from the landlord during the fiscal 2004.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at March 31, 2004, the Company had a working capital deficit of $311,005. However, shareholders advances of $515,572 were subsequently used for participation in the private placement offer by the Company.

Cash on hand as at March 31, 2004 was $500,541.

The Company relies principally on equity financing to fund its projects and expenditures. The Company has no internal source of funding and thus it depends on the ability to finance by raising funds by the sale of shares.

Operating Cash Flow

For the year ended March 31, 2004, net cash inflows of $3,432,612 exceeded cash outflows of $2,951,919 resulting in a positive cash flow of $480,693, which when combined with the $19,848 cash balance from the fiscal year end 2003 results in an ending cash position of $500,541. The cash inflows were a result of a private placement of $ 3,546,704 net of related expenses of $ 354,670 for a total of 7,536,444 shares and net advances of $241,517 from shareholders. Cash outflows comprised principally of $2,530,353 being the advances for acquisition of indirect participation interest in oil exploration program in Papua New Guinea and general and administrative costs of $ 421,566.

Financing Activities

The following outlines the Company's financing activities for the year ended March 31, 2004:

i.	On April 21, 2003, the Company carried out a reverse stock split under which one new common share of the Company was issued for every seven old common shares.

ii.	Under the Company's policy to deal with fractional shares arising from the reverse stock split per i above, the Holders of less than sixty four old common shares of the Company were not issued any new shares Instead, they were entitled to a payment of $0.21US per common share. As a result, 3,255 old common shares being equal to 465 new common shares valued at $684US ($939CDN) became eligible under the buy-back plan. The Company set up an accrual for this liability. The actual payments made to March 31, 2004 were $212.

iii.	On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 (seven million one hundred forty three thousand) Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The shares issued under this private placement would be restricted in terms of their transferability and saleability in accordance with the relevant regulatory requirements. 7, 536,444 Units were subscribed and paid for up to March 31, 2004. Shares relating to 6,705,015 units were issued by that date while the shares relating to the balance of the subscription of 831,429 units were issued subsequent to March 31, 2004. Expenses relating to the private placement represented finder's fee of 10% of the subscription. Private placement was over subscribed to 8,879,571 units and was closed on May 26, 2004. None of the warrants were exercised as at March 31, 2004.

iv.	225,000 shares were issued to two consultants including 100,000 to an executive director under 2001 Consultant Stock Option Plan.

There were no shares or financing activities for the fiscal year ended March 31, 2003.

During the fiscal year ended March 31, 2002, the Company raised $101,884 by issuing 643,000 common shares upon conversion of warrants of the equal number by their holders and also issued 1,963,714 common shares in settlement of consulting fees of $476,393

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2004 and 2003.

In December 2002, the Company discontinued a project involving design and development of a prototype of a wireless and portable Internet appliance for medical data logging system on which the Company spent a net amount of $88,831.

(D) TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company's business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled "Risk Factors").

(E) OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

(F) CONTRACTUAL OBLIGATIONS

Not applicable.

(G) SAFE HARBOUR

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position	Commencement of
With the Company	Service

Kam Shah	January 3, 1999 as Director and Chief Financial Officer
Director and Chairman, Chief Executive Officer, and Chief Financial Officer	May 17, 2004 as Chairman and Chief Executive Officer

Dean Bradley
Director	November 13, 2000

Kevin Markland
Director	May 17, 2004

Kam Shah joined the Company as a Chief Financial Officer and was appointed to the Board on January 3, 1999. He worked with Pricewaterhouse Coopers LLP and Ernst & Young. He is a US Certified Public Accountant and a Canadian Chartered Accountant. He has over fifteen years of international experience in corporate financial analysis, mergers & acquisitions. Mr. Shah is responsible for the financial and statutory matters of the Company and effective May 17, 2004, following resignation of the Chairman, Mr. Terence Robinson, has also assumed the responsibilities of the chairman of the Board and Chief Executive Officer of the Company until the next annual general meeting.

Mr. Shah is also a consultant providing accounting and tax services to Current Capital Corp., (CCC) a private Ontario corporation, having its head office in Toronto. CCC provides investors' and media relations services to public companies including Bontan Corporation. Mr. Shah is a Chairman, CEO and CFO in First Empire Entertainment.com Inc., an Ontario reporting corporation engaged in the development, production, manufacture and distribution of commercial entertainment materials in all formats.

Dean Bradley is a non-executive independent director based in Florida. He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations.

Kevin Markland is a non-executive independent director based in Toronto, Ontario. Mr. Markland also assists the company from time to time in liasing with businesses and making introductions on behalf of Bontan. Mr. Markland has experience in the entertainment industry and technology sector.

Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a consultant. He will advise the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company. He has over 18 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start-up and small cap companies.

Management Team

The Company's current management team consists only of Mr. Kam Shah whose background details are given above.

Mr. Shah signed consulting agreements on April 1, 2000, for a term of five years. Copy of the agreement was included in the Exhibits attached to the annual report for the fiscal year 2001 submitted on July 23, 2001. The contract was ratified by the shareholders in their annual and special meeting on November 13, 2000.

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

2.   Statement of Executive Compensation

The Company had two named executive officers as at March 31, 2004. However, currently it has only one executive officer. The Statement of Executive Compensation required under Form 51-904F to the Securities Act requires disclosure of compensation for each Chief Executive Officer and for each of the Company's (including subsidiaries) four most highly compensated executive officers, other than the CEO, provided that disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Summary Compensation Table

		Annual Compensation			Long term Awards	Compensation Payouts
Name and principal position	Year	Fee $	Bonus	Other	Securities under Options (#)	Restricted shares or restricted shares units ($)	LTIP payout	All other compensation

Terence Robinson CEO	2004	112,150	nil	4,500	Nil	Nil	N/A	nil
	2003	nil	nil		Nil	Nil	N/A	nil
	2002	118,100	nil		Nil	Nil	N/A	nil

Kam Shah CFO	2004	65,525	nil	348	Nil	Nil	N/A	nil
	2003	7,000	nil		Nil	Nil	N/A	nil
	2002	121,811	nil		Nil	Nil	N/A	nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Defined Benefit or Actuarial Plan Disclosure

There is no pension plan or retirement benefit plan that has been instituted by the Company and none are proposed at this time.

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

With the resignation of Mr. Robinson from the board effective May 17, 2004, the newly elected director, Kevin Markland became the member of the audit committee.

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company's size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of all non-management directors and unrelated directors.

(D) EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The company has "1999 Stock Option Plan" for its employees, consultants and directors under which it could issue up to 3 million options.

The Company also has "2001 Consultant Stock Compensation Plan" under which it could issue up to 1.2 million common shares of the company to consultants for bona-fide services provided.

Both the above plans have been registered with Securities and Exchange Commission on April 28, 2003.

During the fiscal year 2004, 100,000 shares were issued to Mr. Kam Shah, CFO under 2001 Consultant Stock Compensation Plan.

No options have been granted under 1999 Stock Option Plan.

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

As at August 10, 2004, Intermediaries like CDS & Co, Toronto, Canada held approx. 20% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual details were not available. The following are the other registered shareholders holding more than 5% of the common shares of the company as at August 10, 2004.

Name of Shareholder	No. of Shares	% of Issued Shares

LOM Nominees Ltd.	642,271	5.73%
Snapper Inc.	1,756,706	15.67%

At August 10, 2004, the Company had 11,211,386 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 137 record holders excluding the beneficial shareholders held through the intermediaries, 82 of which, holding an aggregate of 1,747,573 shares (15.59%) of common stock, were in the United States.

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Registrant is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

•	Included in shareholders information expense is $160,627 (2003 - $60,000; 2002 - $120,000) to Current Capital Corp, which is a shareholder corporation and where the directors of the Company serve as consultants.

•	Rent and telephone expense are net of recoveries of $Nil (2003 - $nil; 2002 - $79494) from corporations, where the directors of the Company are consultants or directors.

•	Current Capital Corp charged approx. $62,000 towards the rental,

telephone, consultants' fees and other office expenses (2003: $34,000 and 2002: $Nil).

•	Included in professional and consulting fees are fees of $111,377(2003: $nil, 2002 - $149,438) paid to an ex-director for consulting services.

•	Business expenses of $56,485 (2003 - $nil; 2002 - $32,451) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to Snapper Inc., a shareholder corporation of $267,894 (2003 - $92,682; 2002 - $94,026).
(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption "Item 17. Financial Statements" below.

Legal Proceedings

There are no material legal proceedings in progress or to the knowledge of the Company, pending or threatened to which the Company is a party or to which any of its properties is subject.

As explained under Item 5 - Operating and Financial Review and Prospects and in note 9(a) to the financial statements for the fiscal 2004, The Company received a Notice of Termination from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination. Besides, no further communication was received from the landlord during the fiscal 2004.

Dividend Policy

Since its incorporation, the Company has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance further growth and development of the business of the Company. However, if the Board of Directors declares dividends, all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

(B) SIGNIFICANT CHANGES

The following is a summary of significant changes since the date of the financial statements included in this annual report.

a.	On May 17, 2004, Mr. Terence Robinson resigned as a Chairman and CEO of the Company and in his place Mr. Kam Shah, the CFO assume the responsibilities of Chairman and CEO of the Company effective the same date until the next annual general meeting. Further, Mr. Kevin Markland was appointed as a non-executive, independent director to replace Mr. Terence Robinson.

b.	On May 26, 2004 the Company completed its private placement, which commenced on April 28, 2003, to accredited investors for 8,879,571 Units at US$0.35 per Unit.

c.	The Company's subsidiary, Bontan Diamond Corporation, acquired on June 14, 2004 100% equity in a Brazilian Corporation, Astrogemas Mineraçao Ltda ("AML"). The management of AML has the right to earn back a 40% interest subject to meeting certain agreed performance milestones. AML holds 50 per cent participation rights in two joint ventures to explore for and mine diamonds in the Coromandel region of Minas Gerais state in Brazil.

d.	On July 9, 2004, the Company converted its advances to a non-affiliated corporation for the purpose of acquiring indirect participation interest (IPI) in an oil exploration program in Papua New Guinea into (i) US$270,900 into 15,262 shares of InterOil Corporation according to the terms of the IPI agreement and (ii) the balance of the advances of approx. US$1.6 million in approx. 0.75% IPI. (See further details in Item 4(B) - overview of the fiscal year ended March 31, 2004.)

e.	On July 22, 2004, the Company registered with Securities and Exchange Commission, two new Plans by filing of the registration statement in Form S-8. The two Plans comprise the 2003 Stock Option Plan covering 2.5 million common shares of the Company and 2003 Consultant Stock Compensation Plan covering 1 million common shares of the Company.

f.	Issued the remaining 980,714 shares under the 2001 Consultant Stock Compensation Plan in May 2004.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The following table sets forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB or Pink Sheet.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High in US$	Low in US$

2004	2.47	.03*
2003	.34	.03
2002	.69	.04
2001	2.88	.13
2000	7.06	2.16

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High in US$	Low in US$

June 30,2004	2.05	.90
March 31, 2004	2.47	1.01
December 31, 2003	1.45	.80
September 30, 2003	2.05	.80
June 30, 2003	1.45	.03*
March 31, 2003	.07	.03
December 31, 2002	.29	.04
September 30, 2002	.34	.06
June 30, 2003	.28	.06

The following table outlines the high and low market prices for each of the most recent six months:

Month	High in US$	Low in US$

July 31, 2004	1.13	.50
June 30, 2004	1.68	.90
May 31, 2004	1.78	1.05

April 30, 2004	2.08	1.45
February 28, 2004	2.47	1.75

(B) PLAN OF DISTRIBUTION

Not applicable.

(C) MARKETS

The Company's common shares were traded on the Over The Counter Bulletin Board (OTCBB) under the symbol "Deal" and on Canadian Dealing Network (CDN) under the symbol "FDQI" until January 20, 1999.

Effective January 21, 1999. The Company's shares were traded only on OTCBB. The symbol was further changed to "NMBC" on August 13, 1999 and then to "DCHK" on November 3, 1999.

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

The company changed its name to Bontan Corporation Inc. On April 21, 2003 and its common shares began trading, and currently trade under a new symbol "BNTNF" on OTCBB.

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of the Company are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on June 12, 2000 to which our Articles of Incorporation and Memorandum were filed as exhibits.

No further changes have been made to the Company's Articles/Bylaws.

(C) MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts in the preceding two years.

(D) EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "Item 10 - Additional Information E. Taxation" - below.

Except as provided in the Investment Canada Act (the "Act"), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Ontario or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a "non-Canadian").

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada's cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor. The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada's cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received. An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place. Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received. For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received. Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada. If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period. Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada. If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada. The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment. To date, the only types of business activities which have been prescribed by regulation as related to Canada's cultural heritage or national identity deal largely with publication, film and music industries. Because the Company's total assets are less than the $5 million notification threshold, and because the Company's business activities would likely not be deemed related to Canada's cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.The following investments by non-Canadians are subject to notification under the Act:

1.	An investment to establish a new Canadian business; and

2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.	Direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization ("WTO") member country investor (the United States being a member of the WTO);

2.	Direct acquisition of control of Canadian businesses with assets of $237,000,000 or more by a WTO investor;

3.	Indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.	indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.	An investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person's business as a trader or dealer in securities.

(E) TAXATION

Material Canadian Federal Income Tax Consequences

Management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations there under (the "Regulations"), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report. This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations, which may differ significantly from those, discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax. The Canada-U.S. Income Tax Convention

(1980) (the "Treaty") provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company's shares, subject to the relieving provisions of the Treaty described below. Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)	The value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)	The non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)	The shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law. This discussion assumes that U.S. holders hold their shares of the Company's common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations that apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to this or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's common shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS. Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholders tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital loss are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders, which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars. Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction). Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange. Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a "foreign personal holding company", "foreign investment company", "passive foreign investment company" or "controlled foreign corporation" as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%). Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income. U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election. A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized. A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death. The transferee's basis in this case will depend on the manner of transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred. Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex. U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of "Subpart F income" (as specifically defined by the Code) of the Company. Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation's accumulated earnings invested in "excess passive" assets (as defined by the Code). In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the

Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation. This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF CANADIAN OR US FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF COMMON STOCK IN LIGHT OF SUCH HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES THAT WOULD RESULT FROM THEIR OWNERSHIP AND DISPOSITION OF COMMON STOCK OF THE COMPANY, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN LAWS.

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3. The Company may be reached at (416) 860-0211. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at Room 1024,

Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The Company is subject to reporting requirements as a "reporting issuer" under applicable securities legislation in Canada and as a "foreign private issuer" under the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval ("SEDAR") system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system("EDGAR") at www.sec.gov/edgar.

(I) SUBSIDIARY INFORMATION

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company holds no material financial instruments.

The Company is exposed to foreign currency exchange rate risk as it currently incurs liabilities in United States dollars and Canadian dollars. Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars. The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk. To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations. Further discussion of foreign currency risk is set forth in Item 3 D under the heading, "Exchange Rate Risk".

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects, and the Company does not maintain significant cash reserves over periods of time that could be materially affected by fluctuations in interest rates or foreign exchange rates.

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

On April 21, 2003, certain corporate changes were made which involved a 7:1 reverse split, buy-back of fractional shares and a private placement offering. These changes and their effect have been fully explained under Item 5(B), Financing Activities.

ITEM 15 - CONTROLS AND PROCEDURES

A.   Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report. Based upon that evaluation, the Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B.   Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

On May 17, 2004, Mr. Terence Robinson resigned from the board as CEO. He was replaced by Mr. Kevin Markland as non executive independent director. Mr. Kam Shah assumed the dual role of CEO and CFO and is currently the only executive director of the Company. Given the current size and nature of operations of the Company, strong financial and business background of Mr. Shah and existence of two independent directors out of three, the Company believes that these changes would not adversely affect the Company's disclosure controls and procedures.

ITEM 16 - RESERVED

ITEM 16 - (A)  AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company's financial year ended March 31, 2004, the audit committee consisted of two directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley's background is described under Item 6(A) Directors and senior management.

Effective May 17, 2004, Mr. Kevin Markland, a newly appointed director was appointed to the audit committee to replace Mr. Terence Robinson, who resigned from the board effective that date. Mr. Dean Bradley continues as a financial expert.

ITEM 16 - (B)  CODE OF ETHICS

The Board of Directors has determined that, prior to the fiscal year end March 31, 2005, it will adopt a Code of Business Conduct and corporate governance mandate due to changes in its board in May 2004 and election of a new board in the forthcoming annual general meeting of its shareholders.

ITEM 16 - (C)  PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	March 31 2004	March 31 2003

Audit Fees (1)	10,000	12,860

Audit Related Fees	0	0
Tax Fees	0	0
All Other Fees (2)	0	875

(1)	Audit fee for the fiscal year 2004 has not yet been agreed. The amount shown is the management's estimate.

(2)	Other fees relate to services rendered in connection with opinions rendered and reviews carried out in respect of various filings with SEC.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

The Company's auditors changed during the fiscal year 2004. Sloan Paskowitz Adelman LLP replaced DMCT LLP effective fiscal year ended March 31, 2004. See item 4(B) overview of the fiscal year ended March 31, 2004 for further details.

ITEM 16 - (D)  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not required as to the fiscal year ended March 31, 2004, which is the period covered by this Annual Report on Form 20-F.

ITEM 16 - (E)  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended March 31, 2004, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see Note 14 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 -- EXHIBITS

(a)  Financial Statements

Description of Document	Page No.

Cover Sheet	F-1
Independent Auditor's Report dated August 10, 2004	F-2
Comments by Auditors for US Readers on Canada-US Reporting Differences	F-3
Consolidated Balance Sheets as at March 31, 2004 and 2003	F-4
Consolidated Statements of Operations for the Fiscal Years Ended March 31, 2004, 2003, and 2002	F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2004, 2003, and 2002	F-6
Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended March 31, 2004, 2003, and 2002	F-7
Notes to the Financial Statements	F-8

(b)  Exhibits

1.1	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.2	By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.3	Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - Incorporated herein by reference to Exhibit 1(iii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000.

1.4	Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - Incorporated herein by reference to Exhibit 1(iv) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.5	Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - Incorporated herein by reference to Exhibit 1(v) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.6	Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - Incorporated herein by reference to Exhibit 1(vi) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.7	Certificate of name change from Foodquest Corp. to Foodquest International Corp. - Incorporated herein by reference to Exhibit 1(vii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.8	Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company's Registration Statement on Form 20-F filed on June 12, 2000

1.9	Certificate of name change from Dealcheck.com Inc. to Bontan Corporation Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company's Annual Report on Form 20-F filed on September 23, 2003

2.(a).	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 1(viii) to the Company's Annual Report on Form 20-F filed on September 23, 2003

2.(a)2	Share Buy-back Plan

4.(a)1	IPI Contract between PNG Venture Company and Advisory Group dated July 22, 2003 assumed by the Company

4.(a)1.i	Communication with Advisory Group dated July 9, 2004 regarding assignment of IPI to the Company

4.(a)2	Memorandum of Understanding with Astrogemas Mineracao Ltda and Francis Guardia dated February 17, 2004

4.(c)1	Consulting Agreement dated April 1, 2000 with Kam Shah - Incorporated herein by reference to Exhibit 4.(b).2) to the Company's annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001

4.(c)2	Consulting Agreement dated April 1, 2003 with Terence Robinson

4.(c)3	Consulting contract with Francis Guardia dated February 17, 2004

4.(c)(iv)1	2001 Consultant Stock Compensation Plan and 1999 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on April 30, 2003

4.(c)(iv)2	2003 Consultant Stock Compensation Plan and 2003 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on July 22, 2004

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this 17th day of August, 2004.

BONTAN CORPORATION INC.

Per:  /s/ Kam Shah
Kam Shah
Chairman and CEO

Bontan Corporation Inc. (Formerly Dealcheck.com Inc.)

Consolidated Financial Statements

For the Years Ended March 31, 2004 and 2003

(Canadian Dollars)

[LOGO]

Sloan Paskowitz Adelman LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of

Bontan Corporation Inc.

We have audited the consolidated balance sheet of Bontan Corporation Inc. as at March 31, 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and the results of its operations and cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended March 31, 2004 and the shareholders' equity as at that date to the extent summarised in Note 14 to the consolidated financial statements.

The consolidated financial statements for the years ended March 31, 2003 and 2002 were audited by another firm of Chartered Accountants, who expressed opinions without reservation on those financial statements in their reports dated June 16, 2003 and June 27, 2002.

"Sloan Paskowitz Adelman LLP" Chartered Accountants

August 10, 2004 Thornhill, Ontario

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA - U.S
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.

The opinion on page 1 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the consolidated financial statements.

"Sloan Paskowitz Adelman LLP" Chartered Accountants

August 10, 2004 Thornhill, Ontario

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Consolidated Balance Sheets
(Canadian Dollars)
March 31, 2004 and 2003

	Note	2004	2003

ASSETS

Current
Cash		$500,541	$19,848
Prepaid and other receivables	3	54,690	1,184

		555,231	28,676
Advances	4	2,530,353	-

		$3,085,584	$28,676

LIABILITIES

Current
Accounts payable and accrued liabilities		$350,664	$69,112
Advances from shareholders, non-interest bearing		515,572	274,055

		866,236	343,167

SHAREHOLDERS' EQUITY (DEFICIT)

Capital stock	5	24,287,903	20,393,106

Deficit		(22,068,555)	(20,707,597)

		2,219,348	(314,491)

		$3,085,584	$28,676

Commitments and Contingent Liabilities (Note 9)
Related party transactions (Note 10)

Approved by the Board	"Kam Shah" Director	"Dean Bradley" Director
	(signed)	(signed)

The accompanying notes form an integral part of these financial statements

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Consolidated Statements of Operations
(Canadian Dollars)
For the Years Ended March 31, 2004, 2003 and 2002

	Note		2004	2003	2002

Income

Operational Services			$-	$-	$60,000
Interest			251	1,880	-
Exchange gain			46,707	13,376	6,860

			46,958	15,256	66,860

Expenses

Travel, promotion and consulting			1,106,023	105,555	504,982
Professional fees			110,547	45,339	133,152
Net loss on investments	11		-	-	263,832
Project development costs			-	88,831	300
Bank charges and interest			3,713	1,449	1,726
Rent			5,390	5,942	57,447
Telephone, Internet and courier			4,105	2,521	9,684
Transfer agent fees			7,821	13,175	13,634
Shareholder's information			165,431	63,657	341,377
Amortization			-	-	36,746
Office and general			4,886	8,150	36,906

			1,407,916	334,619	1,399,786

Net loss for year			$(1,360,958)	$(319,363)	$(1,332,926)

Net loss per share		7	$(0.26)	$(0.04)	$(0.27)

Net loss per share for the fiscal years 2003 and 2002 was based on the (pre-reverse split) number of shares issued and outstanding. (Note 5(i))

The accompanying notes form an integral part of these financial statements.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Consolidated Statements of Cash Flows
(Canadian Dollars)
For the Years Ended March 31, 2004, 2003 and 2002

	2004	2003	2002

Cash flows from operating activities
Net loss for year	$(1,360,958)	$(319,363)	$(1,332,926)
Amortization	-	-	36,746
Write-off of product development costs	-	88,831	300
Other non-cash expenses	703,702	-	476,393
Net loss on investments	-	-	259,301

	(657,256)	(230,532)	(544,609)
Prepaid and other receivable	(45,862)	11,769	293,362
Accounts payable and accrued liabilities	281,552	3,145	1,163

	(421,566)	(215,618)	(250,084)

Investing Activities
Purchase of property, plant and equipment	-	-	(352)
Sale of property, plant and equipment	-	-	9,813
Investments	-	-	52,488
Advances	(2,530,353)	-	-
Product development costs	-	49,460	(25,440)

	(2,530,353)	(49,460)	(36,509)

Financing Activities

Net advances from shareholders	241,517	138,298	51,438
Net advances to directors	-	-	67,224
Common shares issued	3,191,095	-	101,884

	3,432,612	138,298	220,546

Increase (decrease) in cash during year	480,693	(27,860)	6,971

Cash at beginning of year	19,848	47,708	40,737

Cash at end of year	$500,541	$19,848	$47,708

Supplemental disclosures

Non-cash operating activities
Consulting fee settled for common shares	$148,675	$-	$248,664
Consulting fee accruals to be settled for common shares	555,027	-	-
Investor relations fee settled for common shares	-	-	227,729

	$703,702	$-	$476,393

Non-cash investing and financing activities
Conversion of loan to equity investment	$-	$-	$215,431

	$-	$-	$215,431

The accompanying notes form an integral part of these financial statements

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Consolidated Statement of Shareholders' Equity
(Canadian Dollars)
For the Years Ended March 31, 2004, 2003 and 2002

	Number of Shares	Share Capital	Contributed Surplus	Shareholders' Equity (Deficit)

Balance March 31, 2001	4,619,316	$19,814,829	$(19,055,308)	$(759,521)
Issued on settlement of fees	1,963,714	476,393	-	476,393
Exercise of warrants	643,000	101,884	-	101,884
Net loss	-	-	(1,332,926)	(1,332,926)

Balance March 31, 2002	7,226,030	20,393,106	(20,388,234)	4,872
Net loss	-	-	(319,363)	(319,363)

Balance March 31, 2003	7,226,030	20,393,106	(20,707,597)	(314,491)

7:1 reverse stock split	(6,193,746)	-	-	-
Buy-back of fractional shares	(465)	(939)	-	(939)
Issued under private placement	6,705,015	3,153,591	-	3,153,591
Subscribed under a private placement	831,429	393,113	-	393,113
Finder's fee paid on private placement	-	(354,670)	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan	225,000	148,675	-	148,675
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year	806,190	555,027	-	555,027
Net loss	-	-	(1,360,958)	(1,360,958)

Balance March 31, 2004	7,226,030	$20,393,106	$(20,707,597)	$(314,491)

The accompanying notes form an integral part of these financial statements

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

1.  NATURE OF OPERATIONS
Bontan Corporation Inc. ("the Company") changed its name on April 21, 2003 and adopted a new business strategy that is focused on the resource sector.
The Company is a diversified natural resource company that will operate and invest in major exploration and exploitation projects in countries around the globe through its subsidiaries by acquiring joint venture, indirect participation interest and working interest in those projects.

GOING CONCERN

The Company's new business strategy involves activities in the exploration and development of mineral resources. The business of exploring for minerals and mining involves a high degree of risk, and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop recovery processes, and to construct mining and processing facilities at a particular site. It is not possible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.
Although the Company has taken steps to verify title to mineral properties in which it plans to acquire interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to prior agreements and non-compliance with regulatory requirements.
The Company expects to selectively explore and develop the portfolio, through joint venture arrangements or otherwise. The scheduling and scale of such future activities will depend on results and market conditions. Repatriation of earnings and capital from overseas countries is subject to compliance with registration requirements. There can be no assurance that restrictions on repatriation will not be imposed in the future.
The Company has experienced negative cash flows from operating activities in recent years. The Company estimates that it will have adequate funds available from current working capital, operations, and committed and uncommitted financing to meet its existing corporate, administrative and operational obligations in the coming year. If adequate funds are not available from the sources noted above, then the Company may be required to raise additional financing. While the Company has been successful in the past in raising financing there is no assurance that the Company will be able to raise the necessary funding to meet its obligations (see note 15(a) for post balance sheet date financing activities).
These consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 14 "Differences from United States Generally Accepted Accounting Principles".

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as detailed below. All inter-company balances and transactions have been eliminated on consolidation.

Subsidiary	Date of incorporation / acquisition	Comments on current status

Foodquest Inc.		Inactive since 1998
1388755 Ontario Inc.		Inactive since April 2003
Bontan Diamond Corporation	20-Feb-04	Diamond mining in Brazil through joint ventures
Bontan Oil & Gas Corporation	20-Feb-04	Indirect participation interest in oil exploration in Papua New Guinea
Bontan Gold Corporation	20-Feb-04	Not yet active
Bontan Mineral Corporation	February 20, 2004	20-Feb-04
Bontan Trading Corporation	20-Feb-04	Not yet active

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

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Costs of abandoned properties are written off to operations.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or aboriginal land claims and title may be affected by undetected defects.

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

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

3.   PREPAID AND OTHER RECEIVABLES

	2004	2003

Due from director (i)	$20,000	$-
Prepaid	7,868	-
Other receivables	26,822	8,828

Due from director (i)	$54,690	$8,828

  Funds advanced to a director during the year are interest-free and repayable on demand.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

4.  ADVANCES

The advances comprise funds provided to a non-affiliated corporation from time to time during the year for the purpose of acquiring indirect participation interest (IPI) of approx. 0.88% in phase one of an oil exploration program in Papua New Guinea.

The advances carry no interest, are secured by a first charge on the IPI and are convertible into such IPI at the option of the Company as per the terms of the loan agreement dated July 21, 2003.

Subsequent to the year-end date, the Company exercised its option and converted its advances into IPI. (See Note 15.b for further details)

5.  CAPITAL STOCK

(a)  Authorized

Unlimited number of common shares

(b)  Issued

		2004		2003

		Common Shares	Amount	Common Shares	Amount

Beginning of year		7,226,030	$20,393,106	7,226,030	$20,393,106
Reverse stock split	i	(6,193,746)	-	-	-
Buy-back of fractional shares	ii	(465)	(939)	-	-
Issued under a private placement	iii	6,705,015	3,153,591	-	-
Subscribed under a private placement	iii	831,429	393,113	-	-
Expenses related to private placement	iii		(354,670)	-	-
Issued under 2001 Consultant Stock Compensation Plan	iv	225,000	148,675	-	-
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year	v	806,190	555,027	-	-

		9,599,453	$24,287,903	7,226,030	$20,393,106

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

5.  CAPITAL STOCK (b) (Continued)

i	On April 21, 2003, the Company carried out a reverse stock split under which one common share of Bontan Corporation Inc. was issued for every seven common shares of Dealcheck.com Inc.

ii	Under the Company's policy to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than sixty-four common shares of Dealcheck.com Inc were not issued any shares of Bontan Corporation Inc. Instead, they were entitled to a payment of $0.21US per common share. As a result, 3,255 common shares of Dealcheck.com Inc. being equal to 465 common shares of Bontan Corporation Inc. valued at $684US ($939CDN) became eligible under the buy-back plan. The Company set up an accrual for this liability. The actual payments made to March 31, 2004 were $212.

iii	On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit. The proceeds would be used for working capital and for the acquisition and financing of projects in the resource sector as per the new business plan. The shares issued under this private placement would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements.

7,536,444 Units were subscribed and paid for up to March 31, 2004. Shares relating to 6,705,015 units were issued by that date while the shares relating to the balance of the subscription of 831,429 units were issued subsequent to March 31, 2004.

Expenses relating to the private placement represented finder's fee of 10% of the subscription.

Private placement was over subscribed to 8,879,571 units and was closed on May 26, 2004. (Note 15.a)

None of the warrants were exercised as at March 31, 2004.

iv	225,000 shares were issued to two consultants including 100,000 to an executive director under 2001 Consultant Stock Compensation Plan.

v	806,190 shares were issued in May 2004 to four consultants under 2001 Consultant Stock Compensation Plan for services rendered up to March 31, 2004.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

6.  STOCK PLANS

i	On November 15, 1999, the shareholders approved the creation of the "1999 Stock Option Plan" pursuant to which the directors were authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 10% of the issued and outstanding common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws. At the annual general and special meeting held on November 13, 2000, the shareholders approved an increase in the limit of maximum number of stock options to 25% of the issued and outstanding common shares of the corporation at the time of such issue.

On April 30, 2003, the Company registered 3 million stock options exercisable at an option price of at least US$0.35 under the Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

No options were allowed under the Plan during the period and no options were outstanding at March 31, 2004.

ii	In the special and annual general meeting held on October 30, 2001, the shareholders approved the creation of the "2001 Consultants' Stock Compensation Plan" to compensate consultants and contractors who have provided bona fide services to the Company through the award of up to 10 million common shares of the Company and authorised the directors to implement the said plan.

The Plan was adopted by the board of directors in their meeting on November 1, 2001. Subsequent to the adoption of the Plan, the Company carried out a 7: 1 reverse stock split (Refer to Note 5(b)i), which reduced the number of common shares to be issued under the Plan to 1,428,571.

On March 28, 2002, the Company registered 1,560,000 shares (222,857 post-reverse split shares) under the Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933. These shares were issued to consultants for services rendered during the fiscal year 2002.

On April 30, 2003, the Company registered the remaining 1,205,714 shares priced at US$0.35 per share under the Plan with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933.

During the year, 225,000 shares were issued to two consultants under the Plan and the balance of 980,714 shares were set aside for issuance to four consultants of which 806,190 shares related to services rendered up to March 31, 2004 (see 5(b)v above).

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

7.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which were 5,221,071 shares for the year ended March 31, 2004 (2003 - 7,226,630 (pre-reverse split and buy back)).

Shares subscribed before March 31, 2004 but issued after that date were also included in the computation of average number of shares outstanding during the year.

8.  INCOME TAXES

The effective tax rate of nil (2003 - nil) for income taxes varies from the statutory income tax rate of approx. 36% (2003 - 38%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined whether it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2004	2003

Amounts related to tax loss and credit carry forwards	$1,582,000	$1,332,000

Net future tax assets	1,582,000	1,332,000
Less: valuation allowance	(1,582,000)	(1,332,000)

	$-	$-

The Company has carry forward tax losses of approximately $3.7 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

2005	$536,000
2006	460,000
2007	687,000
2008	202,000
2009	1,007,000
2010	232,000
2011	639,000

2005	$3,763,000

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

9.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)	The Company received a Notice of Termination dated February 6, 2003 from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination. No further communication has been received from the previous landlord since February 6, 2003.

(b)	The Company entered into an investor relation contract with Current Capital Corp., a shareholder corporation effective April 1, 2003 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a monthly fee of US$10,000.

(c)	(c) The Company entered into a consulting contract with Snapper Inc., a shareholder corporation effective April 1, 2003 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a monthly fee of US$5,000. This contract was cancelled on May 31, 2004.

(d)	The Company entered into a consulting contract with Mr. Kam Shah, the Chief Financial Officer on April 1, 2003 for a five-year term up to March 31, 2008. The contract provides for a monthly fee up to $6,000 plus taxes subject to the actual time spent plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. The contract provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(e)	The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2000 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004 but continued as consultant under the same terms and conditions.

(f)	On February 19, 2004, the Company's subsidiary, Bontan Diamond Corporation entered into a Memorandum of Understanding ("MOU") with Mr. Francis Guardia and Astrogemas Mineração Ltda, a Brazilian corporation owned by Francis Guardia to acquire the said corporation and invest up to US$ 200,000 required to exercise the option in a Brazilian Joint venture to explore and mine diamonds in Brazil and also to explore opportunities for more licenses and/or joint ventures for diamond exploration in Brazil. The MOU also provides opportunity for Mr. Guardia to earn back up to 40% of the equity interest in Bontan Diamond Corporation on achievements of certain agreed milestones.

(g)	On February 17, 2004 the Company's subsidiary, Bontan Diamond Corporation entered into a five-year exclusive consulting contract with Mr. Francis Guardia to act as Chief Geologist for the company for a monthly fee of US$ 4,000 plus expenses and bonus.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

10.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

•	Included in shareholders information expense is $160,627 (2003 - $60,000; 2002 - $120,000) to Current Capital Corp, which is a shareholder corporation and where the directors of the Company serve as consultants.

•	Rent and telephone expense are net of recoveries of $Nil (2003 - $nil; 2002 - $79494) from corporations, where the directors of the Company are consultants or directors.

•	Current Capital Corp charged approx. $62,000 towards the rental, telephone, consultants' fees and other office expenses (2003: $34,000 and 2002: $Nil).

•	Finders fee of approx. $352,000 was charged by Current Capital Corp. in connection with the private placement.

•	Included in professional and consulting fees are fees of $177,675 (2002 - $nil; 2002 - $351,492) paid to directors of the Company and $111,377 (2003: $nil, 2002 -$149,438) paid to an ex-director for consulting services.

•	Business expenses of $56,485 (2003 - $nil; 2002 - $32,451) were reimbursed to directors of the corporation.

•	Consulting fees include amounts to Snapper Inc., a shareholder corporation of $267,894 (2003 - $92,682; 2002 - $94,026).
11.   NET LOSS ON INVESTMENTS

	2004	2003	2002

Holding losses	$-	$-	$98,401
Provision for non-temporary impairment in value	-	-	-
Realized losses	-	-	165,431

	$-	$-	$263,832

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

12.  SEGMENTED INFORMATION
The Company changed its business plan during the year. The new business strategy is focused on the following two broad operating segments:

Energy sector:   This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

Mineral sector:   This segment includes the Company's acquisition of interests in joint ventures and projects relating to exploration and commercial mining of diamond, gold and other precious metals.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment's performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the fiscal year ended March 31, 2004. The comparative information relating to fiscal year 2003 relates to the segments, which were discontinued and hence has not been presented.

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	2004	2003

Canada	$547,363	$28,676
Papua New Guinea	2,530,353	-
Brazil	7,868	-

	$3,085,584	$28,676

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

12.  SEGMENTED INFORMATION (Continued)

Business Segments
2004		Energy sector	Mineral sector

Total revenue		$-	$-
Earnings (losses) from operations		$-	$-
Total assets		$2,530,353	$7,868
Total liabilities		$-	$-

2003	Business Services	Product Development	Incubation

Total revenue	$-	$-	$-
Earnings (losses) from operations	$-	$(89,089)	$(105,555)
Total assets	$-	$-	$-
Total liabilities	$-	$-	$-

Reconciliation to Financial Statements

		2004	2003

Revenue
Total revenue from reportable segments		$-	$-
Other		46,958	15,256

		$46,958	$15,256

Net loss
Total from continuing operations for reportable segments		$-	$(194,644)
Other		(1,360,958)	(124,719)

		$(1,360,958)	$(319,363)

Assets
Total assets for reportable segments		$2,538,221	$-
Other		547,363	28,676

		$3,085,584	$28,676

Liabilities
Total liabilities for reportable segments		$-	$-
Other		866,236	343,167

		$866,236	$343,167

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

13.  FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

	2004			2003
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP

Balance Sheets

Current assets	$555,231	$-	$555,231	$28,676	$-	$28,676
Long term assets	2,530,353	-	2,530,353	-	-	-

Total Assets	$3,085,584	$-	$3,085,584	$28,676	$-	$28,676

Current liabilities	866,236	-	866,236	343,167	-	373,167
Capital stock	24,287,903	-	24,287,903	20,393,106	-	20,393,106
Deficit	(22,068,555)	-	(22,068,555)	(20,707,597)	-	(20,707,597)

Liabilities and shareholders' equity	$3,085,584	$-	$3,085,584	$28,676	$-	$28,676

Statements of operations				2004	2003	2002

Loss under Canadian GAAP				$(1,407,916)	$(319,363)	$(1,332,926)
Write down of product development costs				-	88,831	(25,440)

Loss under US GAAP				$(1,407,916)	$(230,532)	$(1,358,366)

Basic and diluted loss per share under US GAAP				$(0.26)	$(0.03)	$(0.27)

Net loss per share for the fiscal years 2003 and 2002 was based on the pre-reverse split number of shares issued and outstanding

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Diluted loss per share under US GAAP

The Company had 7.5 million share purchase warrants issued and outstanding as at March 31, 2004. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

Statements of cash flows	2004	2003	2002

Operating activities under Canadian and US GAAP	$421,566	$(215,618)	$(250,084)
Product development costs	-	-	(25,440)

Operating activities under US GAAP	421,566	(215,618)	(275,524)

Investing activities under Canadian GAAP	(2,530,353)	49,460	36,509
Deferred development costs	-	-	25,440

Investing activities under US GAAP	(2,530,353)	49,460	61,949

Financing activities under Canadian and US GAAP	3,432,612	138,298	220,546

Increase (decrease) in cash during year	480,693	(27,680)	6,971
Cash at beginning of year	19,848	47,708	40,737

Cash at end of year	$500,541	$19,848	$47,708

Stock-Based Compensation

The Company accounts for common stock purchase options and warrants granted to non-employees pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("FAS 123") and Emerging Issues Task Force ("EITF") No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These standards require that the fair value of equity instruments, including options and warrants, be recognized in the financial statements. FAS 123 permits a company to account for employee stock options under the method specified by the previous standard, Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees. Under APB 25, if the exercise price of fixed employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. For such options, FAS 123 requires disclosure of the fair value of options granted, the assumptions used in determining the fair value and the pro-forma effect on earnings as if measurement provisions of FAS 123 had been applied.

No options have been granted to date under the 1999 Stock Option Plan of the Company. The Company will apply the measurement principles of APB 25, supplemented by the required FAS 123 disclosures, for any stock options it grants to employees in the future.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Developments

Under the Securities and Exchange Commission's Staff Accounting Bulletin No.74, the Company is required to disclose certain information related to recently issued accounting standards. Recently issued accounting standards are summarized as follows:

U.S. Standards

In January 2003, the FASB issued Interpretation ("FIN") - No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The Company does not expect that adoption of FIN 46 will have a material impact on its results from operations or financial position.

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The amendments are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The Company does not expect that adoption of SFAS 149 will have a material impact on its results from operations or financial position.

In May 2003, the FASB issued SFAS 150, which aims to eliminate diversity in practice by requiring that mandatorily redeemable instruments, forward purchase contracts, and certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares (e.g., a written put option) be reported as liabilities. The provisions of SFAS 150, which also include a number of new disclosure requirements, are effective for (1) instruments entered into or modified after May 31, 2003 and (2) pre-existing instruments as of the beginning of the first interim period that commences after June 15, 2003. The Company does not expect that adoption of SFAS 150 will have a material impact on its results from operations or financial position.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Development (Continued)
U.S. Standards

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104 "Revenue Recognition", which codifies, revises and rescinds certain sections of SAB 101,"revenue Recognition", in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The Company does not expect that adoption of SAB 104 will have a material impact on its results from operations or financial position.

In March 2004, the SEC issued Staff Accounting Bulletin (SAB) No. 105 "Loan Commitments Accounted for as Derivative Instruments", which summarizes the views of the SEC staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. SAB 105 must be applied to loan commitments entered into after March 31, 2004. The Company does not expect that adoption of SAB 105 will have a material impact on its results from operations or financial position.

Canadian Standards

In November 2002 and June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13 Hedging Relationships (AcG-13), which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented, and effective. Where hedging relationships cannot meet these requirements, hedge accounting must be discontinued. AcG-13 is applicable for fiscal years beginning on or after April 1, 2004. The Company does not expect that adoption of AcG-13 will have a material impact on its results from operations or financial position.

In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 14 Disclosure of Guarantees (AcG-14), which is generally consistent with the disclosure requirements in FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, except it does not apply to product warranties. It requires entities to disclose key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Guideline is applicable to annual and interim periods beginning on or after January 1,2003. The Company does not expect that adoption of AcG-14 will have a material impact on its results from operations or financial position.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Development (Continued)
Canadian Standards

In July 2003, the CICA issued new Handbook Sections 1100, Generally Accepted Accounting Principles, and 1400 General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources, and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby recodifying the Canadian GAAP hierarchy. Section 1400 clarifies what is fair presentation in accordance with GAAP and provides general guidance on financial presentation. The Company does not expect any significant impact on its financial statements with the adoption on March 1, 2004 of these new Sections.

In December 2003, new disclosure requirements fro pensions and other employee future benefits were issued. The new required disclosure include items such as a narrative description of each type of plan, the measurement date of the plan asset and liability, the effective date of the last actuarial evaluation, and the details of the plan asset by major category. As the Company does not have such plans; therefore, it does not expect that adoption of the new disclosure requirements have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15 Consolidation of Variable Interest Entities (AcG-15), in harmonized with FASB Interpretation No. 46, with the same title, to provide guidance for applying the principles in Subsidiaries, Section 1590, to certain special-purpose entities. The consolidation requirement in the Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. The Company does not expect that adoption of AcG-15 will have a material impact on its results from operations or financial position.

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issues Committee Abstract, EIC-146 Flow-Through Shares, which required that the future income tax liability should be recognized, and the shareholders' equity reduced, on the date that the company renounces the flow-through shares tax credits associated with the expenditures. In addition, the Committee noted that the benefits of the loss carryforward to be recognized would have been recognized as a reduction of income tax expense included in the determination of net income or loss in the period incurred, except for the failure to meet the requirement of the "more likely than not" test. The Committee reached a consensus that entities should apply the accounting treatment initiated after the date of issue of the Abstract. The Company is going to apply the recommendation from March 19, 2004. However, the Company does not expect that adoption of EIC -146 will have a material impact on its results from operations or financial position.

Bontan Corporation Inc.
(Formerly Dealcheck.com Inc.)
Notes to Consolidated Financial Statements
(Canadian Dollars)
March 31, 2004 and 2003

14.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Comprehensive Income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the years ended March 31, 2004,2003 and 2002, there is no difference between net loss and comprehensive loss.

15.   SIGNIFICANT POST BALANCE SHEET EVENTS

The following is a summary of key corporate changes and other significant events that occurred subsequent to March 31, 2004:

a.	On May 26, 2004 the Company completed its private placement to accredited investors for 8,879,571 Units at US$0.35 per Unit, (Note 5.iii)

b.	On July 9, 2004, the Company converted its advances to a non-affiliated corporation for the purpose of acquiring indirect participation interest (IPI) in an oil exploration program in Papua New Guinea (Note 4) into (i) US$270,900 into 15,262 shares of Interoil Corporation according to the terms of the IPI agreement and (ii) the balance of the advances of approx. US$1.6 million for a 0.75% IPI.

c.	Issued the remaining 980,714 shares under the 2001 Consultant Stock Compensation Plan.

d.	The Company's subsidiary, Bontan Diamond Corporation, acquired on June 14, 2004 100% equity in a Brazilian Corporation, Astrogemas Mineraço Ltda ("AML"). The management of AML has the right to earn back a 40% interest subject to meeting certain agreed performance milestones. AML holds 50 per cent participation rights in two joint ventures to explore for and mine diamonds in the Coromandel region of Minas Gerais state in Brazil.

e.	On May 17, 2004, Mr. Terence Robinson resigned as a Chairman and CEO of the Company and in his place Mr. Kam Shah became Chairman and CEO of the Company effective the same date. Further, Mr. Kevin Markland was appointed as a non-executive, independent director.

f.	On July 22, 2004, the Company registered with Securities and Exchange Commission, two new Plans by filing of the registration statement in Form S-8. The two Plans comprise - 2003 Stock Option Plan covering 2.5 million common shares of the Company and 2003 Consultant Stock Compensation Plan covering 1 million common shares of the Company.