Form 20-F
BONTAN CORP INC
filed 2005-05-10
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark One)

¨	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004.
OR
¨	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  x  No  ¨

Indicate by check mark which financial statement item the registrant has elected to follow.

x  Item 17    ¨  Item 18

PURPOSE OF FILING AMENDMENT NO. 1 ON FORM 20-F/A

We are filing this amendment to our Form 20-F for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on August 30, 2004 for the sole purpose of amending our disclosure contained in Item 15 in its entirety as follows:

ITEM 15 – CONTROLS AND PROCEDURES

A.   Evaluation of Disclosure Controls and Procedures

Our management, which comprises our Chief Executive Officer (our principal executive officer and principal financial officer), has reviewed and evaluated the effectiveness of our design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based upon this review and evaluation, our Chief Executive Officer concluded that, the Company's disclosure controls and procedures are effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic reports filed with the Commission, that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in our periodic reports is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that the information is accumulated and communicated to the issuer's management to allow timely decisions regarding required  disclosures.

B.   Changes in Internal Controls

Our management has reviewed and evaluated any changes in our internal control over financial reporting that occurred as of the end of the period covered by this report and there has been no change that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

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

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this 9th day of May, 2005.

BONTAN CORPORATION INC.

By:_/s/Kam Shah____________________________

Kam Shah

Chairman and CEO