Form 20-F/A
BONTAN CORP INC
filed 2005-09-12
CIK 1095435

Bontan Corporation Inc. 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-860-0211 F: 416-361-6228 W: www.bontancorporation.com

August 10, 2005

Jill S Davis

Branch Chief

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

USA

Dear Jill S Davis:

RE: BONTAN CORPORATION INC. – Form 20-F for the year ended march 31, 2004  filed August 30, 2004 (File # 0-30314)

In connection with your review of our above statements, we acknowledge as follows:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Kam Shah

Chief Executive Officer