Form 20-F
BONTAN CORP INC
filed 2005-09-28
CIK 1095435

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the Years Ended March 31, 2005, 2004 and 2003

Page 5 Financial Statements

2005

2004

2003

Cash flows from operating activities

Net loss for year

$

(5,056,576)

$ (1,360,958)

$ (319,363)

Write off of product development costs

88,831

Unrealized loss on investments

16,348

-

-

Provision for rent reversed

(34,287)

-

-

Loss from discontinued operations

179,678

-

-

Other non-cash expenses

4,815,922

703,702

Loss from discontinued operations

(179,678)

-

-

Prepaid and other receivable

27,732

(45,862)

11,769

Accounts payable and accrued liabilities

(206,667)

281,552

3,145

(437,528)

(421,566)

(215,618)

Investing Activities

Short term investments

275,632

-

-

Interest in gas properties

(216,568)

-

-

Advances

(2,530,353)

-

Product development costs

-

-

49,460

59,064

(2,530,353)

49,460

Financing Activities

Net advances from shareholders

(500,961)

241,517

138,298

Common shares issued

1,239,214

3,191,095

-

738,253

3,432,612

138,298

Increase (decrease) in cash during year

359,789

480,693

(27,860)

Cash at beginning of year

500,541

19,848

47,708

Cash at end of year

$

860,330

$ 500,541

$ 19,848

Supplemental disclosures

Non-cash operating activities

Consulting fees settled for common

shares and options

$

4,815,922

$ 148,675

$ -

Consulting fees accruals to be settled for

common shares

555,027

Consulting fees prepaid in shares

1,732,929

-

-

$

6,548,851

$ 703,702

$ -

Non-cash investing activities

Advances converted into interest in oil

properties and investment

$

2,530,353

$ -

$ -

Interest in oil properties acquired by

converting advances

(2,161,986)

-

-

Investments acquired by converting advances

(368,367)

-

-

$

-

$ -

$ -