Form 20-F/A
period 2005-03-31
BONTAN CORP INC
filed 2005-09-29
CIK 1095435

                      UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

™

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

™

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

™

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number: 0-30314

Bontan Corporation Inc.

(Exact name of Registrant as specified in its charter)

Inapplicable

(Translation of Registrant’s name into English)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act :  None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 12,971,720  as at March 31, 2005

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

i

TABLE OF CONTENTS

      Page No.

Forward-looking Statements

     1

Foreign Private Issuer Status and Currencies and Exchange Rates

     2

Part I

Item 1.   Identity of Directors, Senior Management and Advisors

2

Item 2.   Offer Statistics and Expected Timetable

2

Item 3.   Key Information

2

Item 4.   Information on the Company

9

Item 5.   Operating and Financial Review and Prospects

15

Item 6.   Directors, Senior Management and Employees

24

Item 7.   Major Shareholders and Related Party Transactions

28

Item 8.   Financial Information

30

Item 9.   The Offer and Listing

31

Item 10.  Additional Information

33

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

47

Item 12.  Description of Securities Other Than Equity Securities

48

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

48

Item 14.  Material Modifications to the Rights of Security Holders

48

and Use of Proceeds

Item 15.  [Reserved]

48

Item 16.  Audit Committee, Code of Ethics, and Principal Accountant's Fees,   and Services

49

Part III

Item 17.  Financial Statements

50

Item 18.  Financial Statements

50

Item 19.  Exhibits

51

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

These forward-looking statements address, among others, such issues as:

- Future earnings and cash flow, - future plans and capital expenditures, - expansion and other development trends of the resource sector.

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

Unless the context indicates otherwise, the terms "Bontan Corporation Inc." the "Company”,"Bontan", “we”, “us”, “our” are used interchangeably in this Annual Report and mean Bontan Corporation Inc. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status:

Bontan Corporation Inc., is a Canadian corporation incorporated under the laws of the Province of Ontario.  Approx. 86% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 18 of the Notes to Consolidated Financial Statements contained herein.

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2005, 2004 and 2003.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2001 through 2005 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2005	2004	2003	2002	2001

Revenue	$400,963	$46,958	$15,256	$66,860	$351,242
Loss from continuing operations	($4,876,898)	($1,360,958)	($319,363)	($1,332,926)	($1,717,204)
Loss from discontinued operations	($179,678)	-	-	-	-
Net Loss	($5,056,576)	($1,360,958)	($319,363)	($1,332,926)	($1,717,204)
Net loss per share (1)	($0.43)	($0.26)	($0.31)	($1.92)	($2.82)
Working capital (Deficit)	$4,734,269	($311,005)	($314,491)	($133,419)	$526,296
Total assets	$5,075,158	$3,085,584	$28,676	$206,596	$908,644
Capital stock	$28,280,890	$24,287,903	$20,393,106	$20,393,106	$19,814,829
Shareholders' equity(Deficit)	$4,950,837	$2,219,348	($314,491)	$4,872	$759,251
Weighted average number of shares outstanding (2)	11,700,303	5,221,071	1,032,376	693,087	608,489

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2.. Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve. Weighted average number for the fiscal years 2003,2002 and 2001 were adjusted to reflect 7:1 stock consolidation in fiscal 2004

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2005	2004	2003	2002	2001

Comprehensive Loss	($5,273,144)	($1,360,958)	($230,532)	($1,358,366)	($1,851,725)
Loss per share	($0.45)	($0.26)	($0.22)	($1.96)	($3.04)
Total assets	$4,858,590	$3,085,584	$28,676	$28,676	$774,123
Shareholders' equity(Deficit)	$4,734,269	$2,219,348	($314,491)	($133,419)	$625,000

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On August 31, 2005, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.19

The following table sets out the high and low exchange rates for each of the last six months.

2005	August	July	June	May	April	March

High for period	$1.22	$1.24	$1.26	$1.27	$1.26	$1.24
Low for period	$1.19	$1.21	$1.23	$1.24	$1.22	$1.20

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31, 2005
	2005	2004	2003	2002	2001
Average for the year	1.28	1.35	1.54	1.57	1.51

(B)  CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C)  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

(D)  RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

We  have  a  history  of  operating  losses  and  may  not  achieve  or  sustain profitability in the future.

We have incurred significant operating losses during recent fiscal years. We have not yet had any revenue from the exploration activities on our properties nor have we found that development activity is warranted on any of our properties.  As of March 31, 2005, we had an accumulated deficit of approximately $27.1 million.

 We expect to continue to incur losses until it is determined that properties in which we have an investment can be sufficiently developed for commercialization. Even if it is determined that such properties should be developed for commercialization, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. We cannot assure you that we will be able to achieve or sustain profitable operations in the future.

There is substantial doubt about our ability to continue as a going concern.

The audit report of our auditors covering the March 31, 2005 consolidated financial statements contains comments stating that conditions and events exist that cast substantial doubt on our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

In the past, the Company has relied on borrowings from shareholders and sales of equity securities to meet most of its cash requirements. There can be no assurance that funding from these sources will be available or sufficient in the future to satisfy operational requirements and cash commitments.  Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

We will need to raise additional funds in the future, which may not be available to us.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operations and the development of its projects.  We may not be able to obtain additional financing on acceptable terms or at all. Failure to obtain additional financing on a timely basis could cause the Company to sell or forfeit its interest in its properties and reduce or terminate its operations on such properties or discontinue operations entirely.

There is a substantial risk of dilution through possible equity financings and stock options.

Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our common shares would decrease and the percentage ownership of then current shareholders would be diluted.

Additionally, the Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key consultants options to purchase the Company's common shares as non-cash incentives to those people. Such options may be granted at exercise prices equal to market prices at time when the public market is depressed or below fair market value.  To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Our operations are subject to substantial exploration and development risks.

The Company is participating in resource properties in the hope of locating reserves.  The Company's property interests are in the exploration stage only.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating reserves, which itself is subject to numerous risk factors.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The principal resources necessary for the exploration and production of crude oil and natural gas are leasehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations, all of which requires a substantial investment.

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

The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that our exploration and development activities in our current and future resource properties will ultimately yield oil or gas in commercial quantities.  Drilling for oil and gas may be unprofitable. Dry holes and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable.  We can not assure you that we will be able to achieve profitable operations in the future.

Our interests are subject to uninsurable risks.

Our industry also experiences numerous operating risks. These operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, natural gas leaks, ruptures or discharges of toxic gases. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury.

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons.  If any of these industry-operating risks occur, the Company and its subsidiaries may face liability.  The payment of any such liabilities may have a material, adverse effect on the Company's financial position. We cannot assure you that insurance held by the operator of any of our properties will be adequate to cover losses or liabilities.

Environmental and other regulatory requirements may delay production and development of our resource interests.

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters. Companies engaged in the development and operation of natural resource properties and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on its properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company acquires interests and there can be no assurance that the operator of these interests or the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of oil and gas extraction facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions against the operator of any of our resource properties or us, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Conducting business in foreign countries subjects us to special risks which we have no control over.

Company’s current business strategy involves participation in overseas projects in the resource sector.  Consequently, the Company will be subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk. Oil, gas and other resource exploration and production activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the resource industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety.

We are dependent upon of our key managerial consultants, the loss of which would negatively affect our business.

Our performance depends on a small number of key managerial consultants. In particular, we believe our success is highly dependent upon the services of our Chief Executive Officer and Chief Principal Officer, Mr. Kam Shah, as well as Mr. Terrance Robinson who has been significantly involved in locating and negotiating our resource investments. Loss of either of their services could negatively affect our business.

Our officers and directors reside outside of the United States and there is a risk that civil liabilities and judgments may be unenforceable.

The Company and its officers and all but one of its directors are residents of countries other than the United States, and most of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

Our share price has been volatile in the past and may decline in the future.

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Our shares may continue to experience significant market price and volume fluctuations in the future in response to factors, which are beyond our control.

Shares eligible for future sale may depress our stock price.

At March 31, 2005, we had 12,971,720 shares of common stock outstanding of which 4,841,769 are restricted securities under Rule 144 promulgated under the Securities Act.  We also have 8,879,571 and 4,4 million shares of commons stock issuable under presently exercisable warrants and options, respectively.  4,073,699 of our restricted shares and 7,266,012 shares of the common stock issuable upon exercise of the warrants have now been registered under the US Securities Act and will be eligible for resale in the public market.  The shares of the common stock issuable upon exercise of the stock options have been registered under the  US Securities Act.

Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the US Securities Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

We do not intend to pay dividends.

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Our common stock is subject to penny stock rules.

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Your rights and  responsibilities  as a shareholder  will be governed by Canadian law and  differ  in some  respects  from  the  rights  and  responsibilities  of shareholders under U.S. law.

 We are incorporated under Ontario Canada law. The rights and responsibilities of holders of our shares are governed by our memorandum of association, our articles of association and by Canadian law. These rights and responsibilities may differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations.

Changing regulation of corporate governance and public disclosure can cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and new and changing provisions of Canadian securities laws, are creating uncertainty because of the lack of specificity and varying interpretations of the rules. As a result, the application of the rules may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Any failure to comply with applicable laws may materially adversely affect our reputation and the value of our securities.

 If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.

Beginning with our annual report for the year ending March 31, 2007, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report and obtaining the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

ITEM 4 – INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

Bontan Corporation Inc. (“the Company’) was incorporated under the Business Corporation Act (Ontario) in 1973 and is based in Toronto, Ontario, Canada.

The Company’s registered office is situated at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3The Company is a reporting issuer in the provinces of Ontario. The Company’s shares have been listed on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “BNTNF” in the United States.

The Company went through several name changes and five major changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000 and the annual reports FormF-20 for the subsequent fiscal years.

a.

The Company was incorporated under the name “Kamlo Gold Mines Limited and remained an inactive shell from the date of incorporation to 1985.

b.

Between 1986 and 1982, the Company was involved in the development of a new technology for the marine propulsion business. During this period, the Company went through three name changes.

c.

Between 1993 and 1996, the Company was involved in the distribution and manufacture of a snack food. During this period, the Company went through two more name changes.

d.

The Company remained an inactive shell since the closure of snack food business in November 1996 until December 1998 when it changed its name to Dealcheck.com Inc. and agreed on a new business strategy. This strategy focused on investing in new and emerging technology oriented projects and businesses.

e.

In 1999, the company successfully raised $3.2 million, which were invested in various projects and companies over the next two years as per the new business strategy of the company. Unfortunately, IT sector performed poorly since 2001 and new and emerging technology-based businesses suffered significant losses, financial problems and bankruptcies. These factors adversely affected the company’s investments and its profitability. The company had to write off all its investments by the end of the fiscal 2003.

1.

In April 2003, the Company changed its business focus to resource industry based on the recommendations of its shareholders in the last shareholders’ meeting. At that time, the Company commenced and successfully completed a private placement of approximately 8.9 million common shares, raising approximately US$3.1 million. These funds were primarily invested in projects involving oil and gas exploration and diamond mining as explained under Item 5 of this report.

The Company relies principally on equity financing to fund its projects and expenditures.

(B)  BUSINESS OVERVIEW

The Company continued to focus on the resource sector as per the business plan agreed during the fiscal year 2004.

In the fiscal 2004, the Company advanced approximately US$1.9 million to a non-affiliated corporation for acquiring an indirect participation interest (IPI) in an oil exploration project in Papua New Guinea (“Oil Project”). On July 9, 2004, these advances were converted into 15,262 common shares of Interoil Corporation and .75% IPI in the Oil Project as per the terms of the IPI agreement. The shares were sold for approximately US$500,000 during the fiscal 2005 and Ipi was sold for US$3.2 million in July 2005.

In September 2004, the company acquired a subsidiary in Brazil and began investing in diamond mining joint venture projects. However, owing to unfavourable political and regulatory situation, which was causing significant increasing in the time and costs estimates on the projects, the company decided to abandon these projects and close the Brazilian operations in December 2005. The total cost of approximately $180,000 relating to the Brazilian subsidiary and joint venture participation was expensed.

In October 2004, the Company entered into an exploration agreement with a private investor group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana. Total costs of the project are estimated at US$7 million. The company paid approximately US$180,000 as its share of the exploration cost by March 31, 2005 and a further sum of US$3.6 million towards its share of the exploration costs between April 2005 and August 15, 2005. The company has now fully pre-paid its share of the exploration costs.

The following are the key features of the gas project:

1.

The Company has a 49% gross working interest in the initial test well under the gas exploration project in eastern Calcasieu Parish, Louisiana. There are further two wells identified provided the first one finds a proven gas reserve. The Company’s share in the subsequent wells will be 41%.

2.

In addition to the Company, two long time Pittsburgh, Pa. operators hold an interest, as well as smaller interests held by Wadi Petroleum of Houston and companies controlled by several former senior major oil company executives.

3.

Keystone Oil Company based in Dallas, Texas, is the operator for the exploration program

4.

Brammer Engineering of Shreveport, La. Is the project engineer.  Brammer is a widely known operations management company and operates for a broad range of major and independent companies in Louisiana as well as offshore

5.

A turnkey drilling contract has been signed with Grey Wolf, Inc for the initial well. Grey Wolf, Inc. is a leading provider of contract oil and gas land drilling services in the United States serving both major and independent oil and gas companies with a premium fleet of 127 rigs. Approximately 95% of the wells drilled by Grey Wolf are targeted to natural gas.

6.

The initial well is identified as Placid Richard et.al. The zones to be tested by the initial well have possible reserves of up to 50 billion cubic feet equivalent of gas (BCFE)

7.

Drilling began on its initial test well, Placide Richard No. 1 on August 21, 2005 and has reached a depth of 4,745 as at August 30, 2005.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2005, the Company had the following wholly–owned subsidiaries:

Subsidiary	Date of incorporation / acquisition	Comments on current status

Foodquest Inc.		Inactive since 1998 is currently a shell with no assets or liabilities.
1388755 Ontario Inc.

Inactive since April 2003. The subsidiary was engaged in development of a prototype of a wireless and portable Internet appliance for medical data logging system. However, due to several technical problems, the project was shelved and all investment written off. Currently a shell with no assets or liabilities.

Bontan Diamond Corporation	20-Feb-04	Originally engaged in diamond mining in Brazil but business discontinued in December 2004 and has been inactive since then.
Bontan Oil & Gas Corporation	20-Feb-04	Interest in gas projects
Bontan Gold Corporation	20-Feb-04	Not yet active
Bontan Mineral Corporation	20-Feb-04	Not yet active
Bontan Trading Corporation	20-Feb-04	Not yet active

(D) PROPERTY PLANTS AND EQUIPMENT

The administrative head office of the Company is located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There is no long-term lease commitment.

Total area of the premises is approximately 950 sq. ft., and about 30% of this premise is subleased to the Company.

See Operating and Financial Review and Prospects – Item 5 for further details.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial

Statements of the Company and notes thereto contained elsewhere in this report.

Results of Operations

Year ended March 31	2005	2004	2003
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	401	47	15
Expenses	5,278	1,408	335

Loss for year - continuing operations	(4,877)	(1,361)	(320)
loss for year - discontinued operations	(180)
Net loss for year	(5,057)	(1,361)	(320)
Deficit at end of year	(27,125)	(22,069)	(20,708)

Overview

The following were the key events in fiscal 2005 –

1.

The Company completed its private placement on May 26, 2004 and raised additional $646,679 in fiscal 2005, raising a total of $3.8 million through issuance of 8.9 million units.

2.

In July 2004, the Company converted its advances of US$2.1 million relating to an oil exploration project in Papua New Guinea into 15,262 shares of Interoil Corporation at a cost of approx. US$0.3 million and a .75% indirect participation interest in the oil exploration project at the remaining cost of approx. US$1.8 million. The shares were sold by February 2005 for US$.5 million and .75% interest was sold in July 2005 for US$3.2 million.

3.

 In September 2004, the Company began investing in diamond mining activities in Brazil by acquiring a subsidiary in Brazil and signing two joint venture projects. However, the Brazilian operations were discontinued in December 2004 owing to the company’s adverse assessment of the expected funding requirements and local environment. In October 2004, total investment of approx. $0.2 million was written off.

4.

the Company acquired 49% working interest in a gas project in the State of Louisiana and began making investments towards pre-exploration costs like seismic survey. To total amount invested by the end of the year was $216,568.

5.

The Company issued stocks and options to various consultants under the two plans registered under the US Securities Act, which were valued at approx. $6.5 million. $4.8 million was expensed and $1.7 was deferred.

During the fiscal year 2004, the Company adopted a new business plan focusing on resource sector. It’s key activities were the private placement campaign and advances of approx. US$ 2.1 million to a non related private corporation for investment into an oil exploration project in Papua New Guinea.

During fiscal 2003, the Company was inactive due to discontinuation and write off of all its interests in projects involving new and emerging technologies under its previous business plan.

Income

During the fiscal 2005, no income was generated from the operating segments, which were energy and minerals. The Company made a net capital gain of approx. $417,000 from disposal of 15,262 shares of Interoil Corporation that it received by converting part of its advances for a oil exploration project in Papua new Guinea made in fiscal 2004 and certain other shares of non related corporations that it bought as part of its temporary investments of surplus funds. The Company also earned interest of approx. $1,600 on its surplus funds at the brokerage firm.

During the fiscal 2004, no income was generated from the operating segment, which was energy. The revenue of approx. $47,000 resulted from year-end exchange gains. The Company had significant transactions in US Dollars. It raised about $2.6 million in US Dollars through private placement and invested about $1.9 million dollars in oil exploration project. These transactions constituted over 90% of the transactions during the fiscal year and were converted into Canadian dollar at rates prevailing on the dates of the transactions as per the Company’s accounting policy. The exchange rates between Canadian Dollar and US Dollar fluctuated significantly during the year from CDN$1.47 = US$1 at March 31, 2003 to CDN$1.31=US$1 at March 31, 2004 – almost 11% decline in US dollar value verses Canadian dollar.

There were no operating segments in the fiscal 2003. The revenue mainly came form the year-end exchange gain of approx. $13,000 from conversion of US dollar transactions and balances into Canadian dollars.

Expenses

The overall analysis of the expenses is as follows:

Year ended March 31	2005	2004	2003

Operating expenses	$461,939	$704,214	$245,788
Stock based compensation	4,815,922	703,702	-
Loss from discontinued operations	179,678	-	-
Product development costs	-	-	88,831

	$5,457,539	$1,407,916	$334,619

Operating Expenses

Travel, promotion and consulting -

Year ended March 31,	2005	2004	2003

Travel,meals and entertainment	$58,675	$50,005	$871
Consulting	81,950	351,639	104,684
Promotion	61,178	677

	$201,803	$402,321	$105,555

% of operating expenses	0.430630	0.571305	0.429455

Travel, meals and entertainment

Expenses in fiscal 2005 related to the visits to the USA and Brazil in connection with the Company’s projects and prospective new business opportunities.

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

Consulting costs

Consulting fee relate to cash fees  of $28,000  paid to Mr. Terence Robinson, the ex-CEO of the company who serves as consultant , $13,000 (US$10,000) paid to Snapper Inc. under a consulting contract which was terminated on May 31, 2004 and the balance of the fees were paid to administrative assistant and other temporary consultants.  The Company preferred to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes. This is the reason for significant decline in the cash fee compared to the fees paid in fiscal 2004.

Most of the consulting fees paid in fiscal 2004 were attributable to two consultants – approx. $268,000 was paid to Snapper Inc., a shareholder corporation towards consulting fee and finder’s fee and approx. $112,000 to chief executive officer under a consulting agreement, which provided for a fee of $10,000 per month.

Consulting fee for the fiscal 2003 included a fee of approx. $93,000 paid to Snapper Inc.

Promotion costs

Promotional costs for fiscal 2005 include general business entertainment costs of approx. $ 22,000 by Mr. Terence Robinson payable per consulting contract and special promotional efforts made through Googles adwords and overtures of approx. $26,000.

There was no major promotional activity during fiscal years 2004 and 2003.

Professional fees

Professional fees in fiscal 2005 were $116,479, in fiscal 2004 were $110,547 and in fiscal 2003 were $45,339.

Fiscal 2005 professional fee include fee of $ 36,000 charged by Kam Shah, CEO for accounting services, $22,478 for the audit services and balance was mostly legal fees. Higher legal fees were due to legal work involved in reviewing various project related documents and registration of stock compensation and stock option plans and issuing opinions under rule 144 with respect to the removal of restrictive legends on the restricted shares issued under the private placement.

Major item in fiscal 2004 consisted of fees of $93,135 for accounting services. Of this, $27,610 was paid to a shareholder corporation, Current Capital Corp. for providing financial and accounting services under an Expense Sharing Agreement dated April 1, 2003 for one year. The agreement was not renewed on expiry. The balance of $65,525 was paid to an executive by issuance of shares under the “2001 Consultants’ Stock Compensation Plan” The common shares were valued at their fair market value of US$0.50 per share.

Fees for fiscal 2003 were relatively smaller due to lack of any new business initiatives and consisted mainly of audit and accounting fees.

Shareholders information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees. Total cost for fiscal 2005 was $127,205, for fiscal 2004 was $165,431 and for fiscal 2003 was $63,657..

Major item was media relations fee of $117,053 charged by a shareholder corporation, Current Capital Corp charged under a Investor relations contract dated April 1, 2003 and Media relation contract dated April 1, 2003. Both the contracts provide for a monthly fee of US$5,000 each.

Fiscal 2004 costs mainly include fees of $160,628 charged by Current Capital Corp. under the contracts mentioned above. The fee amount was relatively less in fiscal 2005 due mainly to favourable CDN/US exchange rate.

Fee for fiscal 2003 mainly includes fee of $60,000 for an investor relation services provided by Current Capital Corp. at the fee of $10,000 per month. The fee was only for the first six months period since the said contract was canceled effective October 1, 2002.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs. Other operating costs in fiscal 2005 were $34,350, in fiscal 2004 were $25,916 and in fiscal 2003 were $31,237.

The company received a Notice of Termination dated February 6, 2003 from the landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty besides no further communication was received since then from the landlord. The management therefore reversed the provision of approx. $37,000 in fiscal 2005.

Stock based compensation

	2005	2004	2003

Stock Comepnsation	695,834	703,702	-
Options granted	4,120,088	-	-
	$4,815,922	$703,702	$-

Unearned stock compensation	$1,732,929	$-	$-

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

The Company has registered two Plans under the US Securities Act.  These Plans cover approx. 2.2 million common shares and 5.5 million options.

During fiscal 2005, approx. 929,000 shares were issued under the Consultants compensation plan to eleven consultants for services provided in fiscal 2005 and to be provided during the fiscal 2006. These shares were valued at the fair value, based on the market value on the date of issue, of approx. $1.2 million. Approx.. 347,000 shares valuing at approx. $590,000 related to the services to be provided in the fiscal 2006 and have therefore been carried as deferred compensation while the remaining value was expensed in fiscal 2005.

During the fiscal 2005, the Company also allotted all the 5.5 registered Options to eleven individuals, which were valued at approx. $5.3 million using the Black-Scholes option-pricing model. Approx. $4.1 was expensed and the balance 1.1 million was deferred. Further details on the Options are available in note 9 to the financial statements for fiscal 2005.

This is the first year when the Company granted options to various consultants and also the first year when the options granted were valued using Black Scholes  option price model and  recorded as expense according to the new accounting policy. This factor accounts for the significant increase in costs during the fiscal year 2005.

The following table summarizes the stock and option granted by each consultant and nature of the services provided by the consultants:

Name of the consultant	Number of shares/options given in fiscal 2005 Total value assigned in the financials ( in CDN$)	Experience of the consultant	Services performed by the consultant

1	Robert Kennedy	94,286 shares $28,888 250,000 options exercisable at US$1/option $327,376	Mr. Kennedy has over ten years of experience as an effective negotiators and deal makers

Mr. Kennedy was offered 250,000 shares for his  services between June 1, 2003 and June 1, 2004.

Mr.Kennedy’s services were primarily retained to search and evaluate new business opportunities for the Company in line with its new business plan

He helped bring  in the Oil project in Papua New Guinea for the Company and worked out the initial terms

2	Kam Shah	450,000 options exercisable at an average price of US$0.54 /option $496,851	Mr. Shah is a Canadian CA and US CPA with over fifteen years of experience in financial, regulatory, corporate and business issues	Mr. Shah is the chief executive office and chief financial officer of the Company. He took the options in lieu of remuneration for the period from November 1, 2004 to December 31, 2005.
3	John Robinson	42,466 shares $28,722 1,915,000 options exercisable at US$.35/option $2,430,538	Mr. Robinson has an extensive knowledge of the oil exploration projects. He was involved in evaluating two other oil exploration projects in the past

Mr. Robinson was offered 207,143 shares for his services between April 1, 2003 and June 30, 2004.

He played an important role in securing the Oil project for the Company and was also responsible for reviewing and monitoring and reporting on the technical and work progress on the oil exploration project in Papua New guinea

4	Dean Bradley	20,000 options exercisable at an average price of US$.51/options $30,748	Mr. Bradley is a businessman with over twenty years of experience.	Mr. Bradley is an independent director and the chairman of the audit committee of the Company. Options given were in recognition of his services as audit committee chairman.
5.	Kevin Marland	15,000 options exercisable at an average price of US$.92/option $14,311	Mr. Markland is a consultant with over fifteen years of experience in IT consulting and its general business applications

Mr. Markland was an independent director and a member of the audit committee of the Company. Options were in recognition of his services as audit committee member and also for occasionally attending to IT needs of the Company.

6	Kate Topelko	20,000 options exercisable at an average price of US$.55/option $18,626	Miss Topelko has over five years of administrative experience	Miss Topelko was an assistant to Mr. Shah and was responsible for EDGAR filing and assisting Mr. Shah in other operational matters.
7	Rich Elder	600,000 options exercisable at US$.35/options $824,453	Mr. Elder is a businessman with an extensive network of contacts and experience in the oil and gas business.	Mr. Elder’s services were primarily retained to search and evaluate new business opportunities for the Company in line with its new business plan
8	Jeffrey Forster	8,333 shares $4,874 100,000 options exercisable at an average price of US$1.25 $85,860	Mr. Forster is a financial analyst and a businessman with over fifteen years of experience. He is based in Miami, Florida. Mr. Forster is a president of Park Avenue Capital Corp.

Mr. Forster was retained as a consultant for a period from November 8, 2004 to October 31, 2005  for a total of 20,000 shares plus options.

Mr. Forster ‘s services were primarily retained to search and evaluate new business opportunities for the Company in line with its new business plan

9	Steve Todd	20,000 options exercisable at an average price of US$.75/option $9,477	Mr. Todd has over five years of background in evaluating projects in the resource sector	Mr. Todd assisted Mr. Robinson in monitoring the oil project in Papua New Guinea.
10	Howard Gostfrad	13,333 shares $32,412 20,000 options exercisable at US$1.75 $24,259	Mr. Gostfrad is a businessman based in North Miami area with extensive business contacts in Florida.

Mr. Howard was given a total of 20,000 shares plus options  for his services between December 2004  and May 31, 2005

Mr. Howard’s services were primarily retained to search and evaluate new business opportunities for the Company in line with its new business plan

11	Terence Robinson	290,500 shares $566,426 2,090,000 options exercisable at US$.50/option $1,002,738	Mr. Robinson is a 20-year veteran in negotiating and bringing business deals. He has an extensive network of valuable contacts

Mr. Robinson was chief executive officer until May 2004. He has been involved in the Company for over ten years and is a key consultant. The shares and options  were in lieu of his consulting fee for the period July 2004 to December 2005.

Mr. Robinson was a key player in bringing in the Oil deal and Louisiana Gas deal for the Company.

Mr. Robinson is an independent negotiator for the company and is responsible for searching and concluding business opportunities on an on-going basis.

12	Scot Clayton	160,713 shares $110,121 Further 25,000 shares $32,269	Mr. Clayton is an European- based entrepreneur with extensive contacts all over Europe and the Carribean.

Mr. Clayton was given a total of 642,857 shares for his services between June 30, 2003 and June 30, 2004.

His contract was further extended for the period from January 1, 2005 to December 31, 2005 for which he was given 100,000 shares

His services were primarily retained to search and evaluate new business opportunities for the Company in line with its new business plan

13	Jim Kerby	250,000 shares $17,333	An independent businessman based in Toronto, Canada with wide reaching contacts in North America.

Mr. Kerby was given a total of 100,000 shares for his services between June 30, 2003 and June 30, 2004.

His services were primarily retained to search and evaluate new business opportunities for the Company in line with its new business plan

14	Mark Kesselman	100,000 shares $65,640	Mr. Kesselman is a New York city based private businessman. He has 30 years of corporate finance and marketing experience with extensive network of worldwide contacts.	Mr. Kasselman’s services were primarily retained to search and evaluate new business opportunities for the Company in line with its new business plan
15	Sunil Jhaveri	47,167 shares $92,364	Mr. Jhaveri is a businessman based in Hong Kong with extensive contacts in Mongolia and Far East

Mr. Jhaveri  was given a total of 141,500 shares for his services between December 1, 2004 and December 31, 2005.

Mr. Jhaveri is primarily retained to search exploration projects in Mongolia where he has primary contacts at the government levels.

During the fiscal 2004, the Company issued approx. 1 million shares under the Consultants stock compensation plan to six individual consultants for services provided.

No shares or options were issued in the fiscal 2003.

Loss from discontinued operations

The Company incurred losses of $179,678 from a discontinued operation during the fiscal 2005. No such loss was incurred in fiscals 2004 and 2003.

The losses related to the diamond mining activities, which the Company commenced in June 2004 but were discontinued in December 2004.

Losses were made up of expenses of approx. $121,000 relating to operations of the Brazilian office and approx. $55,000 relating to the costs of investments in two joint ventures, which was originally deferred but was written off on the closure of the operations.

On June 14, 2004, The Company’s subsidiary, Bontan Diamond Corporation, acquired 100% equity in a Brazilian Corporation, Astrogemas Mineração Ltda (“AML”). AML set up a representative office in Brazil whose primary purpose was to identify opportunities for alluvial diamond mining in joint venture with landowners/licence owners and others. The

Cost of the office was financed by the Company until November 2004, when the key consultants, Mr. Fracis Guardia, the chief geologist on the project and Fernando, the brazilian geologist and the director of the Brazilian office, resigned and closed down the office in December 2004. The Company also concluded by then that it was not cost effective to continue to support Brazilian operations which were affected adversely by the local conditions involving significant delays in permits an licenses and costs projections which turned out to be far higher than the ones originally provided to  the Company .

Operational costs mainly comprised fees of $ 57,000 paid to various consultants and meals and travels of $33,000.

The details of the project costs of $55,000, which were fully written off can be found in note 7 to the financial statements for the fiscal 2005.

(B)       Liquidity and Capital Resources

The Company has financed its operations principally through the sale of its equity securities. The Company does not have any producing resource properties, its only revenue source  in fiscal 2005 comprised  interest income earned from amounts on deposit and gain on sale of shares of Interoil acquired under an IPI agreement as explained earlier. The amount of interest income earned is expected to decrease as the Company continues exploring its existing gas properties. The Company will continue to obtain additional funding through the sale of its equity securities unless its gas project finds proven reserves and starts generating revenue in the near future.

Working Capital

As at March 31, 2005, the Company had a net working capital of  $4.8 million compared to a working capital deficit of $311,005 as at March 31, 2004.

Significant improvement in the working capital at the end of fiscal 2005 was mainly due to reclassification of Interest in oil properties of $2.1 million from long term to current asset. The reclassification reflected the Company’s decision to sell this asset rather than hold it till commercial exploitation. The asset was subsequently sold for US$3.2 million

Cash on hand as at March 31, 2005 was $860,330. The improved cash position was mainly due to sale of common shares of Interoil Corporation received in exchange of the part of the Company’s IPI in oil properties as explained elsewhere in this report. The sale generated cash inflow of around $625,000.

Operating cash flow

During the fiscal 2005, net cash outflow of $437,528 from the operations was off set by the net cash inflow of $738,253 from the financing activities and $59,064 from the investing activities, thus resulting in a net cash increase of $359,789 which was added to the cash of $500,541 at the beginning of the year, resulting in a cash on hand of $860,330 at the end of the year.

Cash flow from financing activities related to cash received from private placement and exercise of options as further explained below under “financing activities”. Cash flow from investing activities included the new investments of $216,568 towards our 49% working interest in gas properties in the State of Louisiana and liquidation of advances of $2.5 million and investment of $2.1 million in acquiring .75% interest in oil project and net investment of approx. $93,000.

Key Financing activities

The following outlines the Company’s key financing activities during the fiscal year 2005:

1.

On May 26, 2004, the Company closed its private placement campaign, which began on April 28, 2003. Under this campaign, the Company raised an additional $649,679 and paid finder’s fee of $35,238 on the amount raised during the fiscal 2005. Additional 1.3 million shares were issued under the private placement.

2.

During the year, 1.1 million stock options were exercised for which the company received option price of $624,773 in cash.

3.

During the year, the Company issued shares and options to various consultants under the two Plans registered under the US Securities Act. Full details of these shares and options are given under “stock based compensation” sub-section of the Results of the Operations section of this report.

Key investing activities

The following outlines the key investing activities during the fiscal year 2005:

1.

In fiscal 2004, the company advanced to a non affiliated private corporation a sum of   $2.5 million towards acquiring an indirect participation interest (IPI) in an oil exploration project in Papua New Guinea (the Porject) managed and owned by Interoil Corporation, a non related public company trading on AMEX.. On July 9, 2004, the Company converted $0.3 milion of its advances into 15,262 shares of Interoil Corporation and used the balance to acquire .75% IPI in the project. The Company did not incur any further costs on this project during the year. The shares held by the Company were disposed off for about $625,000. Subsequently, on July 5, 2005, the Company sold its 0.75% IPI for US$3.2 million.

2.

The company acquired a private corporation in Brazil and paid for its operating costs and also invested some funds in two joint venture projects involving alluvial diamond mining operations. However, the Brazilian operations were discontinued in December 2004 and all deferred costs were written off. Full details of these events are given above under  “loss from discontinued operations” section of this report.

3.

On October 15, 2004, the Company acquired 49% working interest in a gas project in the State of Louisiana. The Project is co-owned with a consortium of private individuals and corporations with extensive knowledge and experience in gas exploration project in general and exploration work in the State of Louisiana in particular. Under the terms of the exploration agreement, the Company paid a total of $216,568 towards its share of the leases and geophysical surveys costs up to March 31, 2005.

 (C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2005, 2004 and 2003.

 (D)

TREND INFORMATION

There are no trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(E)

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2005, 2004 and 2003, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

 (F)

CONTRACTUAL OBLIGATIONS

Not applicable.

(G)

SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah Director and Chairman Chief Executive Officer and Chief Financial Officer	Director – Noble House Entertainment Inc.	Provides accounting services to Current Capital Corp. and Noble House Entertainment Inc. as Chief Financial Officer and a part time practice as chartered accountant
Terence Robinson Key Consultant	None	President of TR Network Inc. – an independent organisation providing business and financial services
Dean Bradley – Director	Director of Recycled Rubber Products Inc., South Carolina and Director of Quasar Jets America, Inc., Florida. Both are for profit “C” corporations.	Chief Executive Officer of Recycled Rubber Products Inc. and Quasar Jets America, Inc.
Kevin Markland – Director	None	IT consulting
Damian Lee	Director and Chairman of Noble House Entertainment Inc.	Chief executive officer – Noble house Entertainment Inc. and a writer, director and producer of motion pictures

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

Mr. Shah is also a consultant providing accounting and tax services to Current Capital Corp., (CCC) a private Ontario corporation, having its head office in Toronto. CCC provides investors’ and media relations services to public companies including Bontan Corporation. Mr. Shah is a CFO in Noble House Entertainment Inc., an Ontario reporting corporation engaged in the development, production, manufacture and distribution of commercial entertainment materials in all formats.

Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He will advise the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company. He has over 18 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start-up and small cap companies and currently runs his own consulting firm in the name of TR Network Inc..

Dean Bradley is a non-executive independent director based in Florida. He was first appointed director of the Company on November 20, 2000. He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations and is currently involved in two ventures as explained above..

Kevin Markland is a non-executive independent director based in Toronto, Ontario. He was first appointed director of the Company on May 17, 2004. Mr. Markland also assists the company from time to time in liasing with businesses and making introductions on behalf of Bontan. Mr. Markland has experience in the entertainment industry and technology sector. Mr. Markland resigned as director on April 12, 2005 and was replaced by Mr. Damian Lee.

Damian Lee has been appointed as non-executive director on April 12, 2005 and is based in Toronto, Ontario. Mr. Lee is a twenty-year veteran of the film industry. Mr. Lee’s movie credits which comprise as producer on 34 films, as writer on 20 films, as director on 14 films, as actor on 7 films and as assistant director on 2 films.  He cast Jim Carrey, Hayden Christensen and Jason Priestley, among others, in their first feature film roles.  Mr. Lee has written, directed and produced some of the most successful films in Canadian history, many of which spawned profitable and entertaining sequels.

Management Team

The Company‘s current management team consists only of Mr. Kam Shah whose background details are given above. Mr. Terence Robinson is a key consultant who basically acts in an advisory role with no specific authority to bind the Company.

Mr. Shah’s consulting agreement expired on March 31, 2005. A new agreement was signed on April 1, 2005, which is effective for five years to March 31, 2010. Copy of the new agreement is included in the Exhibits attached to this annual report.

(B)  COMPENSATION

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1.

General

The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiary for their services in their capacity as directors, other than options to purchase shares of the Company which may be granted to the Company’s directors from time to time and the reimbursement of direct expenses.

The Company does not have any pension plans.

2.

Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal year ended March 31, 2005

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation (5)	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)

Kam Shah - CEO and CFO	2005	36,000	-	1,100	450,000/ nil	-	-	-
CFO	2004	65,525	-	-	Nil/Nil	-	-	-
CFO	2003	7,000	-	-	Nil/Nil	-	-	-

Terence Robinson - CEO/Consultant (3) & (4)	2005	311,250	-	-	2,090,000 /nil	-	-	-
CEO	2004	112,150	-	-	Nil/Nil	-	-	-
CEO	2003	-	-	-	Nil/Nil	-	-	-

Dean Bradley - an independent director	2005	-	-	-	20,000/nil	-	-	-
	2004	-	-	-		-	-	-
	2003	-	-	-		-	-	-

Kevin Markland - an independent director	2005	-	-	-	15,000/nil	-	-	-
	2004	n/a	n/a	n/a		n/a	n/a	n/a
	2003	n/a	n/a	n/a		n/a	n/a	n/a

Notes:

1.

“SAR” means stock appreciation rights

2.

“LTIP” means long term incentive plan

3.

Mr. Terence Robinson resigned as a CEO effective May 17, 2004 but continues as a consultant since that date.

4.

Fee paid to Mr. Terence Robinson for the fiscal year 2005 included cash payment of $28,037 and 145,250  common shares of the Corporation at a valuation of $283,213 issued under Consultant stock option plan. Mr. Robinson was also issued an additional 145,250 common shares of the Corporation at a valuation of $283,213 under the Consultant stock option plan towards his fee from April 1, 2005 to December 31, 2005.

5.

Mr. Shah was given an interest-free loan of $20,000 in fiscal 2004. The loan was settled On March 31, 2005. The amount shown under other annual compensation against Mr. Shah represents the value of imputed interest on the loan at 5.5%.

There were a few other consultants who were given shares and options in excess of US$ 100,000 as detailed in item 5(a) under stock based compensation. However, these are independent consultants and do not have any management role in the Company.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

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

Audit Committee

The members of the audit committee consist of Dean Bradley and Damian Lee. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

The Company’s Audit Committee has adopted the following  charter (the “Charter”) that sets out its mandate and responsibilities:

General

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures, as these are the responsibility of management and the external auditors.

Effective Date

This Charter was implemented by the Board on August 2, 2005.

Composition of Audit Committee

The Committee membership shall satisfy the laws and policies governing the Company and the independence, financial literacy and experience requirements under securities law, stock exchange and any other regulatory requirements as are applicable to the Company.

Relationship with External Auditors

The external auditor is required to report directly to the Audit Committee. Opportunities shall be afforded periodically to the external auditor and to members of senior management to meet separately with the Audit Committee.

Responsibilities

1. The Audit Committee shall be responsible for making the following recommendations to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the external auditor.

2. The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:

(a)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

(b)

questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(c)

reviewing audited annual financial statements, in conjunction with the report of the external auditor;

(d) reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

(d)

reviewing the evaluation of internal controls by the external auditor, together with management’s response.

3.

The Audit Committee shall review interim unaudited financial statements before release to the public.

4.

The Audit Committee shall review all public disclosures of audited or unaudited financial information before release, including any prospectus, annual report, annual information form, and management’s discussion and analysis.

5.

The Audit Committee shall review the appointments of the chief financial officer and any other key financial executives involved in the financial reporting process, as applicable.

6.

 Except as exempted by securities regulatory policies, the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the external auditor.

7.

 The Audit Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements,  and shall periodically assess the adequacy of those procedures.

8.   The Audit Committee shall establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

9.  The Audit Committee shall periodically review and approve the Company’s   hiring policies, if any, regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

10.  Meetings of the Audit Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.

Authority

The Audit Committee shall have the authority to:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)

to communicate directly with the external auditors.

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors -Dean Bradley and Damian Lee

(D)  EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Corporation had the following plans as at March 31, 2005:

1.

1999 Stock Option Plan covering 3 million options registered under the Securities Act of 1933 , United States of America ( the Act) on April 30, 2003.

2.

2001 Consultant Stock Compensation Plan covering 1,205,714 shares registered under the Act on April 30, 2003.

3.

2003 Stock Option Plan covering 2.5 million options registered under the Act on July 22, 2004

4.

2003 Stock Compensation Plan covering 1 million shares registered under the Act on July 22, 2004.

As of August 15, 2005, all options under the 1999 and 2003 plans have been granted and of which, there are 4,175,000 options outstanding to purchase equal number of common shares of the Corporation.

As of August 15, 2005, 1,973,667 shares were issued under the 2001 and 2003 consultant stock compensation plan.

The directors now propose to create two additional plans to be named  (a) 2005 Consultant Stock Compensation Plan covering 1 million common shares of the Corporation and (b) 2005 Stock Option Plan covering 2.1 million options of which 1.1 million options exercisable at US$0.60 will be set aside for Mr. Terence Robinson for bringing in the prospective buyer of the Company’s interest in oil exploration project in Papua New Guinea and other related services provided in connection with Gas exploration project in Louisiana.

The objective of these Plans is to provide for and encourage ownership of common shares of the Company by its directors, officers, consultants and employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plans are designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting the Company’s operations to the mutual benefit of both the Company and such individuals and also allow the Company to avail of the services of experienced persons with minimum cash outlay.

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 31, 2005:

Name	# of Common shares held at March 31, 2005	# of stock options	Exercise price - in US$	Expiry date(s)
Kam Shah	45,471	100,000	$0.35	11-May-09
		100,000	$0.50	11-May-09
		125,000	$0.50	18-Aug-09
		125,000	$0.75	18-Aug-09

Terence Robinson	290,500	2,090,000	$0.50	18-Aug-09

Dean Bradley	0	15,000	$0.35	11-May-09
		5,000	$1.00	18-Aug-09

Kevin Marland	0	10,000	$1.00	expired on May 11, 2005
		5,000	$0.75	expired on August 18, 2005

During the fiscal year 2004, 100,000 shares were issued to Mr. Kam Shah, CFO under 2001 Consultant Stock Compensation Plan. and No options have been granted under 1999 Stock Option Plan.

No options or shares were issued in 2003.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof.

As at August 31, 2005, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approx. 67% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the other registered shareholders holding more than 5% of the common shares of the company as at August 31, 2005.

Name of Shareholder	No. of Shares	% of Issued Shares
Snapper Inc.	2,143,249	14.13%

At August 31, 2005, the Company had 15,171,030 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 102 record holders excluding the beneficial shareholders held through the intermediaries, 68 of which, holding an aggregate of 2,107,844 shares (13.89%) of common stock, were in the United States.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

(i)

Included in shareholders information expense is $117,053 (2004 – $160,627; 2003 – $60,000) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and Mr. Shah – the director, CEO and CFO of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $24,000 for rent, telephone, consultants’ fees and other office expenses (2004: $62,000 and 2003: $34,000).

(iii)

Finders fee of $35,238 (2004: $352,000, 2003: nil) was charged by CCC in connection with the private placement.

(iv)

Included in professional and consulting fees are fees of $36,000 (2004: $112,150; 2003: $nil) paid to directors of the Company and $28,037 (2004: $111,377, 2003 :$nil) paid to a former director for consulting services.

(v)

Business expenses of $15,205 (2004 - $56,485; 2003 - $nil) were reimbursed to directors of the corporation and $93,244 to a former director who provides consulting services to the Company.

(vi)

Shares issued to director under Consultant’s stock compensation plan – 2005: nil (2004: 100,000 valued at $65,525, 2003: nil). Shares issued to a former director under the Consultant stock compensation plan – 2005: 290,500 valued at $ 566,426 (2004 and 2003: nil).

(vii)

Options issued to directors under Stock option plans – 2005: 485,000 valued at $541,910 (2004 and 2003: nil). Options issued to a former director under Stock option plans – 2005: 2,090,000 valued at $1,002,738 (2004 and 2003: nil)

(viii)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $12,786 (2004 - $267,894; 2003 - $92,682).

Indebtedness to Company of Directors, Executive Officers and Senior Officers

None of the directors, consultants, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

Mr. Shah, the CEO and CFO of the Company settled his loan of $20,000 during the fiscal 2005. The loan was taken in the fiscal 2004.

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8 – FINANCIAL INFORMATION

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

 (B)  SIGNIFICANT CHANGES

The following is a summary of key corporate changes and other significant events that occurred subsequent to March 31, 2005:

(a)

On May 25, 2005, the Company’s registration statement in Form F-3 under the Securities Act of 1933 became effective. The registration statement covered 3,654,699 restricted shares and 5,841,726 common shares issuable upon exercise of outstanding warrants, which were issued under the private placement initiated on April 28, 2003. the registration will enable the Company to have the restrictive legends removed from these shares.

(b)

At the time of the registration of the shares issuable upon exercise of warrants, as explained in 1 above, the Company made to its warrant holders an offer to reduce warrant exercise price to US$ 0.60 from US$1 for a limited period of four days. Five warrant holders took advantage of the offer and exercised 739,524 warrants for a total sum of US$ 443,714.

(c)

On July 5, 2005, the Company sold its .75% Indirect Participation Interest in an oil exploration project in Papua New guinea for a sum of US$ 3.2 million to an independent institutional investor under an IPI purchase agreement dated July 5, 2005. The Company received the funds on July 7, 2005. Under the agreement, the Company will no longer be responsible for any future cash calls and other obligations of the Project, which have been taken over by the buyer.

(d)

The Company received two cash calls relating to its 49% working interest in a gas project in the State of Louisiana, USA from the project operator. The two cash calls dated May 15, 2005 and June 20, 2005 totaled US$ 3,052,700 representing the Company’s 49% of the total estimated drilling and equipment leasing costs of US$6,230,000. The Company paid US$400,000 in June 2005 and the balance of US$2.7 million in July 2005 -within the deadlines agreed with the project operator. The funds remitted by the Company have been deposited in an escrow account and will be released against the actual work.

(e)

On April 12, 2005, one of the independent directors, Mr. Kevin Markland resigned and was replaced by Mr. Damian Lee as an independent director.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following table sets forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB or Pink Sheet.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High In US $	Low In US$
2005	2.15	.33
2004	2.47	.21
2003	2.17	.21
2002	4.83	.49
2001	19.69	.98

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$
June 30, 2005	1.05	.58
March 31, 2005	1.62	.75
December 31, 2004	2.15	.48
September 30, 2004	1.13	.33
June 30, 2004	2.05	.90
March 31, 2004	2.47	1.01
December 31, 2003	1.45	.80
September 30, 2003	2.05	.80
June 30, 2003	1.45	.21

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$
July 31, 2005	1.22	.75
June 30, 2005	.87	.58
May 31, 2005	1.05	.74
April 30, 2005	.94	.61
March 31, 2005	1.20`	.75
February 28, 2005	1.36	1.11

Prices prior to April 21, 2003 have been adjusted to reflect 7:1 reverse stock split.

 (B)  PLAN OF DISTRIBUTION

Not applicable

(C)  MARKETS

The Company’s common shares were traded on the Over The Counter Bulletin Board (OTCBB) under the symbol  “Deal” and on Canadian Dealing Network (CDN) under the symbol  “FDQI” until January 20, 1999.

Effective January 21, 1999. The Company’s shares were traded only on OTCBB. The symbol was further changed to “NMBC” on August 13, 1999 and then to “DCHK” on November 3, 1999.

On May 26, 2000, the Company shares were de-listed from OTCBB and began trading on the “Pink Sheet” pending clearance of the Registration Statement, F-20 by Securities and Exchange Commission (SEC). The Company filed F-20 originally in December 1999 and then filed several amendments in response to the comments received from SEC to its submissions. The SEC clearance was finally received on June 16, 2000 and the common shares of the Company began trading again on OTCBB effective August 2, 2000.

The company changed its name to Bontan Corporation Inc.  On April 21, 2003 and its common shares began trading, and currently trade under a new symbol “BNTNF” on OTCBB.

(D)  SELLING SHAREHOLDERS

Not applicable.

(E)  DILUTION

Not applicable

(F)  EXPENSES OF THE ISSUE

Not applicable

ITEM 10 – ADDITIONAL INFORMATION

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

No further changes have been made to the Company’s Articles/Bylaws.

(C) MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts in the preceding two years.

(D)

 EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Ontario or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form, which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1. An investment to establish a new Canadian business; and

2. An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1. Direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

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

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

(E)  TAXATION

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences ” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended March 31, 2005, and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2005.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its “passive foreign investment company” status or that the Company will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, although the Company expects that it may be a QFC, there can be no assurances that the IRS will not challenge the determination made by the Company concerning its QFC status, that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into on or before December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if (a) a foreign corporation holds the commodities directly (and not through an agent or independent contractor) as inventory or similar property or as dealer property, (b) such foreign corporation incurs substantial expenses related to the production, processing, transportation, handling, or storage of the commodities, and (c) gross receipts from sales of commodities that satisfy the requirements of clauses (a) and (b) constitute at least 85% of the total gross receipts of such foreign corporation.   For transactions entered into after December 31, 2004, gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the Company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

The Company does not believe that it was a PFIC for the taxable year ended March 31, 2005, and does not expect that it will be a PFIC for the taxable year ending March 31, 2006.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Canadian Taxation

The following summary fairly describes, as of the date hereof, the principal Canadian federal income tax considerations generally applicable to a U.S. Holder who is not and has not been or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (the "ITA") at any time while such U.S. Holder holds the common stock, is a resident of the U.S. for purposes of the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), and who, for purposes of the ITA, at all relevant times:

• is the beneficial owner of the common stock;

• holds the common stock as capital property;

• does not have a "permanent establishment" or "fixed base" in Canada, as defined in the Convention;

• does not use or hold (and is not deemed to use or hold) the common stock in carrying on a business in Canada; and

• deals at arm's length with us.

Special rules, which are not discussed below, may apply to "financial institutions" and "tax shelters" as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), the Convention, all specific proposed amendments to the ITA or the Regulations announced by or on behalf of the Canadian Minister of Finance prior to the date hereof, and the company's understanding of the current published administrative practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any changes in law, whether by way of judicial, governmental or legislative decision or action, administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

The common stock will generally constitute capital property to a U.S. Holder unless such U.S. Holder holds such common stock in the course of carrying on a business of trading or dealing in securities or has acquired such common stock in a transaction or transactions considered to be an adventure in the nature of trade.

Under the Convention, dividends paid or credited, or deemed to be paid or credited, on the common stock to a U.S. Holder generally will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. Holder is a corporation and owns 10% or more of the company's voting stock, the rate is reduced from 15% to 5%.

Under the Convention, dividends paid to religious, scientific, literary, educational or charitable organizations or certain pension, retirement or employee benefit organizations that have complied with specified administrative procedures are exempt from the aforementioned Canadian withholding tax so long as such organization is resident in and exempt from tax in the U.S.

A U.S. Holder will only be subject to taxation in Canada under the ITA on capital gains realized by the U.S. Holder on a disposition or deemed disposition of the common stock if the common stock constitutes "taxable Canadian property" within the meaning of the ITA at the time of the disposition or deemed disposition and the U.S. Holder is not afforded relief under the Convention. In general, the common stock will not be "taxable Canadian property" to a U.S. Holder if, at the time of its disposition, it is listed on a stock exchange that is prescribed in the Regulations (which includes American Stock Exchange), unless:

·

at any time within the five-year period immediately preceding the disposition or deemed disposition, the U.S. Holder, persons not dealing at arm's length with the U.S. Holder, or the U.S. Holder together with such non-arm's length persons, owned or had an interest in or a right or option to acquire 25% or more of the issued shares of any class or series of our capital stock;

·

the U.S. Holder was formerly resident in Canada and, upon ceasing to be a Canadian resident, elected under the ITA to have the common stock deemed to be "taxable Canadian property; or

·

the U.S. Holder's common stock was acquired in a tax deferred exchange in consideration for property that was itself "taxable Canadian property."

If a U.S. Holder's common stock is "taxable Canadian property," subject to the availability of an exemption under the Convention, such U.S. Holder will recognize a capital gain (or a capital loss) for the taxation year during which the U.S. Holder disposes, or is deemed to have disposed of, the common stock. Such capital gain (or capital loss) will be equal to the amount by which the proceeds of disposition exceed (or are less than) the U.S. Holder's adjusted cost base of such common stock and any reasonable costs of making the disposition. One-half of any such capital gain (a "taxable capital gain") must be included in income in computing the U.S. Holder's income and one half of any such capital loss (an "allowable capital loss") is generally deductible by the U.S. Holder from taxable capital gains arising in the year of disposition. To the extent a U.S. Holder has insufficient taxable capital gains in the current taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for the current taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to certain detailed rules in the ITA in this regard.

This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular investor.  Consequently, potential investors are urged to seek independent tax advice in respect of the consequences to them of the acquisition of common stock having regard to their particular circumstances.

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

The Company is subject to reporting requirements as a “reporting issuer” under applicable securities legislation in Canada and as a “foreign private issuer” under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, we must file periodic reports and other information with the Canadian securities regulatory authorities and the Securities and Exchange Commission.

A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system(“EDGAR”) at www.sec.gov/edgar.

(I)  SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company holds no material financial instruments.

The Company is exposed to foreign currency exchange rate risk as it currently incurs  liabilities in United States dollars and Canadian dollars. Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has  not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations.  Further discussion of foreign currency risk is set forth in Item 3 D under the heading, “Conducting business in foreign countries.”

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

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No modifications or qualifications have been made in the prior Fiscal Year to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business).

On July 5, 2005, the Company sold its .75% indirect participation interest in oil exploration project in Papua New Guinea fos a sum of US$3.2 million. The carrying cost of the asset was approx. US$1.7 million. This is further explained  under item 8 (B) “Significant Changes”.

ITEM 15   CONTROLS AND PROCEDURES

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

Mr. Kam Shah currently assumes the dual role of CEO and CFO and is currently the only executive director of the Company. Given the current size and nature of operations of the Company, strong financial and business background of Mr. Shah and existence of two independent directors out of three, the Company believes that existence of only one executive officer would not adversely affect the Company’s disclosure controls and procedures.

ITEM 16

[RESERVED]

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2005, the audit committee consisted of two directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

Effective April 12, 2005, Mr. Kevin Markland was replaced by Mr. Damian Lee as independent director and was also appointed to, the audit committee to replace Mr. Markland. Mr. Dean Bradley continues as a financial expert.

ITEM 16 (B)   CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors.

ITEM 16  (C)

PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	March 31 2004	March 31 2004

Audit Fees (1)	25,000	16,425
Audit Related Fees	-	-
Tax Fees	--	-
All Other Fees (2)	-	495

(1)

Audit fee for the fiscal year 2005 has not yet been agreed. The amount shown is the management’s estimate.

(2)

Other fees relate to services rendered in connection with opinions rendered and reviews carried out in respect of various filings with SEC.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D)

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT   COMMITTEES

The information referred to in this section is not required as to the fiscal year ended March  31, 2005, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended March 31, 2005, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17 – FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 18 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

ITEM 18 – FINANCIAL STATEMENTS

Not applicable.

ITEM 19 -- EXHIBITS

(a)

Financial Statements

(b)

Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1

Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.2

By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.3

Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - Incorporated herein by reference to Exhibit 1(iii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.4

Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - Incorporated herein by reference to Exhibit 1(iv) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.5

Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - Incorporated herein by reference to Exhibit 1(v) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.6

Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - Incorporated herein by reference to Exhibit 1(vi) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.7

Certificate of name change from Foodquest Corp. to Foodquest International Corp. - Incorporated herein by reference to Exhibit 1(vii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.8

Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.9

Certificate of name change from Dealcheck.com Inc. to Bontan Corporation Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003

2.(a)

Specimen Common Share certificate - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003

4.(a)1

IPI Contract between PNG Venture Company and Advisory Group dated July 22, 2003 assumed by the Company – Incorporated herein by reference to Exhibit 4 (a) to the Company’s Annual Report on Form 20-F for fiscal 2004 filed on August 30, 2004.

4.(a).2i

Investor relations contract with Current Capital Corp. dated April 1, 2003

4.(a)2.ii

Media Relation Contrcat with Current Capital corp. dated April 1, 2003

4.(a)2.iii

A letter dated April1, 2005 extending the contracts under 4(a)2.i and ii.

4(b) 1

Indirect Participation Interest Purchase Agreement dated July 5, 2005

4.(b).2

Exploration Agreement  Bell City, South Area, Calcasieu Parish, Louisiana dated June 16, 2004.

4. (c)1

Consulting Agreement dated April 1, 2005 with Kam Shah

4. (c).2

Consulting Agreement dated April 1, 2003 with Terence Robinson - Incorporated herein by reference to Exhibit 4 (a) to the Company’s Annual Report on Form 20-F for fiscal 2004 filed on August 30, 2004.

4.(c)(iv)1.i

2001 Consultant Stock Compensation Plan and 1999 Stock Option Plan  - Incorporated herein by reference to Form S-8 filed on April 30, 2003

4.(c)(iv)2

2003 Consultant Stock Compensation Plan and 2003 Stock Option Plan – Incorporated herein by reference to Form S-8 filed on July 22, 2004

12.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

1.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14 (a)

A board resolution dated May 1, 2004 amending Section 5 of the 1999 Stock Option Plan filed under 4 (c )(iv)1.i above.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Toronto, Ontario, Canada, this 31st day of August, 2005.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah

Title:  Chairman and CEO

Exhibit 12.1

CERTIFICATION

I, Kam Shah certify that:

1.  I have reviewed this annual report on Form 20-F of Bontan Corporation Inc.

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.   I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  August 31, 2005

/s/ Kam Shah

Kam Shah

Chief Executive Officer  and Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Bontan Corporation Inc.. for the year ended March 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  August 31, 2005

/s/ Kam Shah

Kam Shah

Chief Executive Officer  and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Endnotes

10