Form 20-F/A
period 2004-03-31
BONTAN CORP INC
filed 2005-11-29
CIK 1095435

                      UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark one)

™

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

™

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

Item 17:  X  Item 18

EXPLANATORY NOTE

The purpose of this Amendment to our 20-F for fiscal year ended March 31, 2004 is to (i) update the information about us under the caption “Summary Compensation Table” and “Controls and Procedures” and elsewhere where required, and (ii) include the independent previous auditors report dated June 16, 2003 for fiscal years 2003 and 2002.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2004, 2003 and 2002.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2000 through 2004 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2004	2003	2002	2001	2000

Revenue	$46,958	$15,256	$66,860	$351,242	$35,861
Loss from continuing operations & (Net Loss)	($1,360,958)	($319,363)	($1,332,926)	($1,717,204)	($1,390,457)
Loss per share (1)	($0.26)	($0.04)	($0.27)	($0.40)	($0.52)
Working capital (Deficit)	($311,005)	($314,491)	($133,419)	$526,296	$1,483,128
Total assets	$3,085,584	$28,676	$206,596	$908,644	$2,542,932
Capital stock	$24,287,903	$20,393,106	$20,393,106	$19,814,829	$19,660,724
Shareholders' equity(Deficit)	$2,219,348	($314,491)	$4,872	$759,251	$2,322,620
Weighted average number of shares outstanding ( 2 and 3)	5,221,071	7,226,630	4,851,612	4,259,424	2,690,266

1.  The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.  The net loss per share prior to fiscal 2004 was based on the pre-reverse split number of shares issued and outstanding.

2.  Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve.

3.  Decrease in the weighted average number of shares outstanding in fiscal 2004 compared to 2003 was due to a reverse stock split of 7 to 1 in fiscal 2004.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2004	2003	2002	2001	2000

Net Loss	($1,360,958)	($230,532)	($1,358,366)	($1,851,725)	($1,400,457)
Loss per share	($0.26)	($0.03)	($0.28)	($0.43)	($0.52)
Total assets	$3,085,584	$28,676	$28,676	$774,123	$2,532,932
Shareholders' equity(Deficit)	$2,219,348	($314,491)	($133,419)	$625,000	$2,312,620

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On August 5, 2004, the exchange rate, based on the noon buying rates for cable transfers in New York City certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.3178.

The following table sets out the high and low exchange rates for each of the last six months.

2004	July	June	May	April	March	February

High for period	1.3348	1.382	1.4003	1.3795	1.357	1.3512
Low for period	1.3079	1.3326	1.3555	1.3037	1.3056	1.309

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

Additional Funding Requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on borrowings from the shareholders and sales of equity securities to meet most of its cash requirements.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.  Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

Based on its existing working capital, the Company expects to require additional financing for its currently committed interests in resource properties during the upcoming fiscal year.  The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

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

The Company’s potential diamond production operations and mining activities in Brazil are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  .  There can be no assurance, however, that all permits the Company may require for conduct of operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

The major expenditure during the fiscal year 2004 comprised funds advanced from time to time of approx. $2.5 million to a non-affiliated corporation, Advisory Group for the purpose of acquiring indirect participation interest of approx. 0.88% in phase one of an oil exploration program in Papua New Guinea

(B)  BUSINESS OVERVIEW

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

 The management is aware of the greater degree of uncertainty and risks associated with investments in resource sector and is also aware of a lack of any in –house expertise in the resource sector. It has  therefore planned to take the following two measures to minimise the overall financial exposure and increase the possibility of success:

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

The new business strategy is focused on two broad operating segments –

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

Mineral sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial mining of diamond, gold and other precious metals.

Overview of the fiscal year ended March 31, 2004

The Company had a name change on April 21, 2003 and adopted a new business strategy as explained earlier.

Company’s auditors DMCT LLP resigned on March 5, 2004 and were replaced by Sloan Paskowitz Adelman LLP (SPA) of 7620 Yonge Street, Suite 400, Thornhill, Ontario, Canada L4J 1V9. DMCT decided not to register with the Public Company Accounting Oversight Board (USA), which became the requirement for all SEC reporting public companies effective March 1, 2004. SPA has been accepted by the Canadian Public Accountability Board and the Public Company Accounting Oversight Board (USA) as a registered member.

Most part of the fiscal 2004 was spent in pursuing two objectives, namely to raise fund and to find opportunity for investment in resource sector

Fund raising activity

The Company needed funds to pursue its new business objectives. However, lack of any activities and the then market price of the Company’s shares made it almost impossible to attract new equity fund. The Company therefore carried out a reverse stock split on April 21, 2003 under which one new common share was issued for every seven old common shares. At the same time, the Company dealt with fractional shares arising from the reverse stock split, the Holders of less than sixty-four common shares of Dealcheck.com Inc (previous name of the Company) were not issued any shares of Bontan Corporation Inc. Instead, they were entitled to a payment of $0.21US per common share. As a result, 3,255 common shares of Dealcheck.com Inc. being equal to 465 common shares of Bontan Corporation Inc. valued at $684US ($939CDN) became eligible under the buy-back plan. The Company set up an accrual for this liability. The actual payments made to March 31, 2004 were $212.

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

Expenses relating to the private placement represented finder’s fee of 10% of the subscription.

Private placement was over subscribed to 8,909,571 units and was closed on May 26, 2004.

Project Investment

Indirect participation Interest in oil exploration program in Papua New Guinea

In April 2003, the Company received an opportunity to participate in phase one of an oil exploration program carried out by InterOil Corporation, a non –affiliated public company over 9 million acres of land covered by three licences in Papua New Guinea. The Company opted to acquire approx. 0.88 % indirect participation interest (IPI) through PNG Venture Limited, a subsidiary of InterOil Corporation. The IPI agreement also provided option to the Company to convert its IPI share into the common shares of InterOil Corporation at a valuation of US$17.75 per share.

However, initially, the Company was not able to participate directly due to certain corporate conditions that InterOil was subject to. The Company therefore agreed to participate through another independent corporation, Advisory Group. The Company began lending funds to Advisory Group according to the funding requirement of IPI Agreement. Under the lending arrangement with Advisory Group, the Company’s advances were fully secured by a first charge on the IPI and were fully convertible into such IPI at the option of the Company, once InterOil Corporation’s corporate matters preventing direct participation by the Company were resolved.

By March 31, 2004, the Company advanced funds totalling $2.5 million to Advisory Group and on July 9, 2004, the Company exercised its option and converted its advances as follows:

a.

US$ 270,900 was converted into 15,262 shares of InterOil Corporation and

b.

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

As at March 31, 2004, the Company had the following wholly–owned subsidiaries:

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

See Operating and Financial Review and Prospects – Item 5 for further details.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial

Statements of the Company and notes thereto contained elsewhere in this report.

Results of Operations

Year ended March 31	2004	2003	2002
	in 000' CDN $	in 000' CDN $
Income	47	15	67
Expenses	1408	335	1400

Net Loss for year	(1,361)	(320)	(1,333)
Deficit at end of year	(22,069)	(20,708)	(20,388)

Overview

The Company began a new business strategy coupled with consolidation of its share capital and a private placement campaign to raise funds to carry out its new strategy in fiscal year 2004.

During the fiscal year 2004, the Company ‘s key activities were the private placement campaign and review of business opportunities, which fall within the new business strategy. The key elements of income and expenses are discussed below in detail.

Two new business segments emerged from the new business strategy during the fiscal 2004 namely, (i) energy sector – which will include the Company’s planned activities in acquiring interests in oil and gas projects and (ii) mineral sector – which will include the Company’s planned initiatives in acquiring interests in projects involving exploration and commercial mining of diamond, gold and other precious metals.

The company’s performance during the fiscal years 2003 and 2002 are discussed by each of the business segments under which the Company was operating during those years. These business segments were no longer relevant for the fiscal year 2004 as explained earlier.

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

Commercial web sites and project development: This segment relates to the Company’s investments in wholly owned commercial web sites and projects. The Biochex project, through an Ontario private company where the Company has full ownership equity, was the only project that was being carried over from the fiscal year 2002.  The project cost was fully written off in fiscal 2003.

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

The management services agreement was cancelled effective October 1, 2001 which explains only six months revenue in fiscal 2002 compared to full year’s revenue in fiscal 2001.

Other income

The other income totaled $46,958 in the fiscal 2004 compared to $15,256 in fiscal 2003 and $66,860 in fiscal 2002.

The other income in all the three years comprise mainly of exchange gain.

Expenses

The overall analysis of the expenses is as follows:

Year ended March 31	2004	2003	2002

Operating expenses	$1,407,916	$245,788	$1,135,654
Net loss on investment	-	-	263,832
Product development costs	-	88,831	300

	$1,407,916	$334,619	$1,399,786

Operating Expenses

Travel, promotion and consulting  -

Year ended March 31,	2004	2003	2002

Travel,meals and entertainment	$50,005	$871	$37,451
Consulting	1,055,341	104,684	344,205
Promotion	677		123,326

	$1,106,023	$105,555	$504,982

% of operating expenses	0.785575	0.429455	0.444662

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

Consulting costs

The consulting fee costs have increased significantly during the fiscal 2004 compared to the prior years mainly due to commencement of new business activities, which required expertise of consultants with background in resource sector in selecting and negotiating appropriate projects for the Company. The total costs include the following three major items –

Fees charged by four independent consultants	$638,177
Fees charged by a corporate shareholder, Snapper Inc.	267,894
Fees paid to Chief Executive Officer	112,150
$1,018,221
% of total consulting fee for fiscal 2004	0.964827

Consulting fees of $638,177 were paid to four independent consultants whose services have been retained to help management review projects in resource sector for potential participation and or acquisitions and to advise and negotiate terms and pricing most beneficial to the Company. The services of these consultants were originally retained for one year and thereafter would be extended only on a need basis.  The fees to these consultants were payable entirely in the common shares of the Company registered under the “2001 Consultants’ Stock Compensation Plan” The common shares were valued at US$0.50 per share for this purpose. The price represented the fair market value.

Consulting fee of $267,894 was paid to a corporate shareholder, Snapper Inc. Of this amount, $81,180(US$ 60,000) (2003: $92,682 and 2002: $94,000) was paid under a Consulting Agreement. The services provided included arranging non-interest bearing working capital funds, introduction to business opportunities and public relations. The Company had successfully used the services of this corporation in the past.  Originally, the agreement provided for payment of US$10,000 per month. However, the fee was revised down to US$5,000 per month effective April 1, 2002.  The balance of  $186,714 (US$138,000) represented one-time finders’ fee charged for introduction to two new projects where the Company agreed to participate subsequent to the year-end date.

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

Major item in fiscal 2004 consisted of fees of $93,135 for accounting services. Of this, $27,610 was paid to a shareholder corporation, Current Capital Corp. for providing financial and accounting services under an Expense Sharing Agreement dated April 1, 2003 for one year. The agreement was not renewed on expiry. The balance of $65,525 was paid to an executive by issuance of shares under the “2001 Consultants’ Stock Compensation Plan”.  The common shares were valued at their fair market value of US$0.50 per share.

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

Major item of cost was the investor relations fee of $80,314 and media relations fee of $80,314 charged by a shareholder corporation, Current Capital Corp. Which specializes in handing investor relation and media relations work for small –cap public companies. The fees were charged under an Investor relations contract dated April 1, 2003 and Media relation contract dated April 1, 2003. Both the contracts provide for a monthly fee of US$5,000 each.

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

Another item – fees charged by transfer agents declined from about $13,500 in fiscal 2002 and 2003 to $7,800 in fiscal 2004. The significant reduction was achieved due to change in transfer agent in fiscal 2003.

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

Financing Activities

The following outlines the Company’s financing activities for the year ended March 31, 2004:

i.

 On April 21, 2003, the Company carried out a reverse stock split under which one new common share of the Company was issued for every seven old common shares.

ii.

 Under the Company’s policy to deal with fractional shares arising from the reverse stock split per i above, the Holders of less than sixty four old common shares of the Company were not issued any new shares Instead, they were entitled to a payment of $0.21US per common share. As a result, 3,255 old common shares being equal to 465 new common shares valued at $684US ($939CDN) became eligible under the buy-back plan. The Company set up an accrual for this liability. The actual payments made to March 31, 2004 were $212.

iii.

On April 28, 2003, the Company reached an agreement with certain accredited investors for a private placement of up to 7,143,000 (seven million one hundred forty three thousand) Units at US$0.35 per Unit for a gross proceeds of about US$2.5 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit.  The shares issued under this private placement would be restricted in terms of their transferability and saleability in accordance with the relevant regulatory requirements. 7, 536,444 Units were subscribed and paid for up to March 31, 2004. Shares relating to 6,705,015 units were issued by that date while the shares relating to the balance of the subscription of 831,429 units were issued subsequent to March 31, 2004. Expenses relating to the private placement represented finder’s fee of 10% of the subscription. Private placement was over subscribed to 8,879,571 units and was closed on May 26, 2004. None of the warrants were exercised as at March 31, 2004.

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

Not applicable.

( F )

CONTRACTUAL OBLIGATIONS

Not applicable.

(G)

SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Commencement of Service
Kam Shah Director and Chairman Chief Executive Officer and Chief Financial Officer	January 3, 1999 as Director and Chief Financial Officer May 17, 2004 as Chairman and Chief Executive Officer
Dean Bradley – Director	November 13, 2000
Kevin Markland – Director	May 17, 2004

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

Management Team

The Company ‘s current management team consists only of Mr. Kam Shah whose background details are given above.

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

2.

Statement of Executive Compensation

The Company had two named executive officers as at March 31, 2004. However, currently it has only one executive officer. The Statement of Executive Compensation required under Form 51-904F to the Securities Act requires disclosure of compensation for each Chief Executive Officer and for each of the Company’s (including subsidiaries) four most highly compensated executive officers, other than the CEO, provided that disclosure is not required for an executive officer where total salary and bonus does not exceed $100,000.

Summary Compensation Table

		Annual Compensation			Long term Compensation
					Awards	Payouts
Name and principal position	Year	Fee $	Bonus	Other *	Securities under Options (#)	Restricted shares or restricted shares units ($)	LTIP payout	All other compensation
Terence Robinson	2004	112,150	nil	4,500	Nil	Nil	N/A	nil
CEO	2003	nil	nil		Nil	Nil	N/A	nil
	2002	118,100	nil		Nil	Nil	N/A	nil
								nil
Kam Shah	2004	65,525	nil	514	Nil	Nil	N/A	nil
CFO	2003	7,000	nil		Nil	Nil	N/A	nil
	2002	121,811	nil		Nil	Nil	N/A	nil

*  Other includes $166 being the imputed interest for the period from February 4, 2004 to March 31, 2004 on loan of $20,000 given to Mr. Shah under a promissory note, under which the loan granted  is interest-free and repayable on demand.

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

(E)  SHARE OWNERSHIP

The company has “1999 Stock Option Plan” for its employees, consultants and directors under which it could issue up to 3 million options.

The Company also has “2001 Consultant Stock Compensation Plan” under which it could issue up to 1.2 million common shares of the company to consultants for bona-fide services provided.

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

(B)  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

•

Included in shareholders information expense is $160,627 (2003 – $60,000; 2002 – $120,000) to Current Capital Corp, which is a shareholder corporation and where the directors of the Company serve as consultants.

•

Rent and telephone expense are net of recoveries of $Nil (2003 - $nil; 2002 – $79494) from corporations, where the directors of the Company are consultants or directors.

•

Current Capital Corp charged approx. $62,000 towards the rental, telephone, consultants’ fees and other office expenses (2003: $34,000 and 2002: $Nil).

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

As explained under Item 5 – Operating and Financial Review and Prospects and in note 9(a) to the financial statements for the fiscal 2004, The Company received a Notice of Termination from a previous landlord, wherein the landlord claimed rent arrears of $28,924 and current plus next three months rent and damage for the loss of rent for the remaining term of the lease. The management is of the opinion that they have a strong case against the landlord for not paying such rent and penalty and considers the existing provision of approx. $37,000 adequate to cover any liability arising from the lease termination. Besides, no further communication was received from the landlord during the fiscal 2004.

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

c.

The Company’s subsidiary, Bontan Diamond Corporation, acquired on June 14, 2004 100% equity in a Brazilian Corporation, Astrogemas Mineraçao Ltda (“AML”). The management of AML has the right to earn back a 40% interest subject to meeting certain agreed performance milestones. AML holds 50 per cent participation rights in two joint ventures to explore for and mine diamonds in the Coromandel region of Minas Gerais state in Brazil.

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

e

On July 22, 2004, the Company registered with Securities and Exchange Commission, two new Plans by filing of the registration statement in Form S-8. The two Plans comprise the 2003 Stock Option Plan covering 2.5 million common shares  of the Company and 2003 Consultant Stock Compensation Plan covering 1 million common shares of the Company.

f

Issued the remaining 980,714 shares under the 2001 Consultant Stock Compensation Plan in May 2004.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following table sets forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB or Pink Sheet.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High In US $	Low In US$
2004	2.47	.03 *
2003	.34	.03
2002	.69	.04
2001	2.88	.13
2000	7.06	2.16

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$
June 30, 2004	2.05	.90
March 31, 2004	2.47	1.01
December 31, 2003	1.45	.80
September 30, 2003	2.05	.80
June 30, 2003	1.45	.03*
March 31, 2003	.07	.03
December 31, 2002	.29	.04
September 30, 2002	.34	.06
June 30, 2002	.28	.06

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$
July 31, 2004	1.13	.50
June 30, 2004	1.68	.90
May 31, 2004	1.78	1.05
April 30, 2004	2.05	1.02
March 31, 2004	2.08	1.45
February 28, 2004	2.47	1.75

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

(E)  TAXATION

Material Canadian Federal Income Tax Consequences

Management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations there under (the “Regulations”), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations, which may differ significantly from those, discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)  The value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)  The non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)  The shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders, which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

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

The Company is exposed to foreign currency exchange rate risk as it currently incurs  liabilities in United States dollars and Canadian dollars. Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has  not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations.  Further discussion of foreign currency risk is set forth in Item 3 D under the heading, “Exchange Rate Risk.”

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

ITEM 15   CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report (the "Evaluation Date").  Based upon that evaluation, the Chief Executive Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B.     Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the Evaluation Date.

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

ITEM 16

[RESERVED]

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2004, the audit committee consisted of two directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

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

The Company’s auditors changed during the fiscal year 2004. Sloan Paskowitz Adelman LLP  replaced DMCT LLP effective fiscal year ended March 31, 2004. See item 4(B) overview of the fiscal year ended March 31, 2004 for further details.

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

4.(a)1

IPI Contract between PNG Venture Company and Advisory Group dated July 22, 2003 assumed by the Company

4.(a)2

Memorandum of Understanding with Astrogemas Mineracao Ltda and Francis Guardia dated February 17, 2004

4.(c)1 Consulting Agreement dated April 1, 2000 with Kam Shah - Incorporated herein by reference to Exhibit 4.(b).2) to the Company’s annual report on Form 20-F for the fiscal year 2001 filed on July 23, 2001

4.(c).2 Consulting Agreement dated April 1, 2003 with Terence Robinson

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

Dated at Toronto, Ontario, Canada, this 11th day of August, 2004.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah

Title:  Chairman and CEO

Exhibit 31.1

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

Date:  August 11, 2004

/s/ Kam Shah

Kam Shah

Chief Executive Officer (May 17, 2004 to the date of this report) and Chief Financial Officer

Exhibit 31.2

CERTIFICATION

I, Terence Robinson, certify that:

1.  I have reviewed this annual report on Form 20-F of Bontan Corporation Inc.

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period from September 3, 2003, the date of the last annual report to May 17, 2004;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I were responsible between the date of the last annual report and May 17, 2004  for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  May 17, 2004

/s/ Terence Robinson

Terence Robinson, Chief Executive Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Bontan Corporation Inc.. for the year ended March 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  August 11, 2004

/s/ Kam Shah

Kam Shah

Chief Executive Officer ( May 17, 2004 to the date of this report)  and Chief Financial Officer

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

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Bontan Corporation Inc.. for the year ended March 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 17, 2004

/s/ Terence Robinson

Terence Robinson

Chief Executive Officer

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