Form 20-F/A
period 2005-03-31
BONTAN CORP INC
filed 2005-11-29
CIK 1095435

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

Item 17:  X  Item 18

EXPLANATORY NOTE

The purpose of this Amendment to our 20-F for fiscal year ended March 31, 2005 is to (i) update the information about us under the caption “Summary Compensation Table” and “Controls and Procedures” and elsewhere where required, and (ii) include the independent previous auditors report dated June 16, 2003 for fiscal years 2003 and 2002.

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

2.  Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve.  Weighted average number for the fiscal years 2003, 2002 and 2001 were adjusted to reflect 7:1 stock consolidation in fiscal 2004.

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

4.(a)2.ii

Media Relation Contract with Current Capital corp. dated April 1, 2003

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