Form 20-F
BONTAN CORP INC
filed 2006-08-29
CIK 1095435

                      UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 22,757,703 as at March 31, 2006

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approx. 91% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2006, 2005 and 2004.These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2002 through 2006 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On July 20,2006, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was CDN $1.13=US$1

The following table sets out the high and low exchange rates for each of the last six months.

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 21, 2006

	2006	2005	2004	2003	2002

Average for the year	1.19	1.28	1.35	1.54	1.57

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

We have incurred significant operating losses during recent fiscal years. We have not yet had any revenue from the exploration activities on our properties nor have we found that development activity is warranted on any of our properties.  As of March 31, 2006, we had an accumulated deficit of approximately $31.9 million and we held no interest in any oil or gas property.

We expect to continue to incur losses until it is determined that properties in which we may acquire interest in future can be sufficiently developed for commercialization. Even if it is determined that such properties should be developed for commercialization, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. We cannot assure you that we will be able to achieve or sustain profitable operations in the future.

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

The Company is participating in resource properties in the hope of locating reserves.  The Company's property interests, when acquired will most likely be in the exploration stage only.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating reserves, which itself is subject to numerous risk factors.

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

The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that our exploration and development activities in our current and future resource properties will ultimately yield oil or gas in commercial quantities.  Drilling for oil and gas may be unprofitable. Dry holes and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable.  We cannot assure you that we will be able to achieve profitable operations in the future.

Our interests are subject to uninsurable risks.

Our industry also experiences numerous operating risks. These operating risks include insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons.  If any of these industry operating risks occur, the Company and its subsidiaries may face liability.  The payment of any such liabilities may have a material, adverse effect on the Company's financial position. We cannot assure you that insurance held by the operator of any of our properties will be adequate to cover losses or liabilities. The risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards. Environmental hazards include oil spills, natural gas leaks, ruptures or discharges of toxic gases. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury.

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate.

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

Conducting business in foreign countries subjects us to special risks, which we have no control over.

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

Our performance depends on a small number of key managerial consultants. In particular, we believe our success is highly dependent upon the services of our Chief Executive Officer and Chief Financial Officer, Mr. Kam Shah, as well as Mr. Terence Robinson who has been significantly involved in locating and negotiating our resource investments. Loss of either of their services could negatively affect our business.

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

Risk Factors Relating to Our Common Shares

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

At March 31, 2006, we had approximately 22.8 million shares of common stock outstanding of which approximately 5.9 million are restricted securities under Rule 144 promulgated under the Securities Act.  We also have approximately 5.7 million and 4.8 million shares of commons stock issuable under presently exercisable warrants and options, respectively.  4.8 million and 1.8 million shares of the common stock issuable upon exercise of the options and warrants respectively have now been registered under the US Securities Act and will be eligible for resale in the public market.

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

The Company went through several name changes and five major changes in its business activities. Details of these changes were provided in the Registration Statement F-20 dated June 12, 2000 and the annual reports FormF-20 for the subsequent fiscal years. The following is a summary of our key past events:

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

f.

In April 2003, the Company changed its business focus to resource industry based on the recommendations of its shareholders in the last shareholders’ meeting. At that time, the Company commenced and successfully completed a private placement of approximately 8.9 million common shares, raising approximately US$3.1 million. These funds were primarily invested in projects involving oil and gas exploration and diamond mining projects in Brazil between April 2003 and September 2005,

g.

Diamond mining operations discontinued in December 2004. The company sold its interest in an oil exploration project in Papua New Guinea in July 2005 for US$3.2 million. The Company’s cost of this project was approximately US$1.6 million. Further, in October 2004, the company acquired working interest in gas exploration project in Louisiana, USA.  Between March 2005 and September 2005, the company invested approximately $3.9 million as its share of exploration costs. The exploration however proved a dry well and was therefore abandoned and the costs incurred were fully written off in December 2005.

The Company currently has over $ 5 million in cash and short-term securities and has no significant debt.  We remain extremely bullish on the natural resource sector and at this time are evaluating new oil and gas drilling prospects as well as joint venture opportunities.

(B)  BUSINESS OVERVIEW

The Company’s business plan continues to be focused on becoming a diversified natural resource company that invests in major oil and gas exploration prospects.

Through its wholly owned subsidiaries, the Company will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Our current business model, based on our experience with resource projects handled during the last few months, envisages the following key features:

a.

We will focus only on oil and gas exploration projects

b.

Preference will be given to projects that have proven but undeveloped reserves rather than probable or potential reserves.

c.

We will invest our resources in project which involves multiple well exploration potentials

d.

Preference will be given to explorations involving shallow wells (up to 7,500 ft.) rather than deep wells (over 15,000 ft.).

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2006, the Company had the following wholly–owned subsidiaries:

Subsidiary	Date of incorporation / acquisition	Comments on current status

Foodquest Inc.		Inactive since 1998. It is currently a shell with no assets or liabilities.
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

Held interest in oil exploration project, which was sold in July 2005 and also held interest in a gas exploration project, which was written off in December 2005 due to abandonment of the project due to dry well.

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

Results of operations

Overview

The following were the key events in fiscal 2006:

1.

The Company sold its indirect participation interest in oil project in Papua New Guinea on July 5, 2005 for a gross amount of US$3.2 million and made a net profit of US$1.6 million before adjustment of non cash selling costs.

2.

The Company invested a further $3.7 million in the Louisiana Gas exploration project in which the Company acquired 49% working interest in fiscal 2005. The well under exploration was drilled to the targeted depth and found to be a dry well. As a result, the Company wrote off its investment in this project.

3.

The Company raised approximately $3.9 million through exercise of warrants and options by the existing shareholders and a new private placement

4.

The Company invested approximately $1.7 million in short-term investments from its surplus funds while searching for a right project to participate into. These investments proved to be profitable and gained approximately $1.4 million in realized and unrealized gains by March 31, 2006.

5.

The Company issued stocks and options to various consultants under the five plans, including three created in fiscal 2006, registered under the US Securities Act, Stocks and options valued at approximately $2 million were expensed and $0.3 million were deferred.

The following were the key events in fiscal 2005:

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

During the fiscal year 2004, the Company adopted a new business plan focusing on resource sector. Its key activities were the private placement campaign and advances of approx. US$ 2.1 million to a non related private corporation for investment into an oil exploration project in Papua New Guinea.

Income

Income comprised the following:

Gain on sale of Interest in oil exploration project:

Computation of net gain on sale of IPI interest
	US$	CDN$
Carrying value of the IPI interest	1,589,943	1,897,279

Sale proceeds	3,200,000	3,818,560
Less: fee paid to Brokerage firm in cash	(32,000)	(38,186)
Restricted common shares issued to the brokerage firm	(16,000)	(19,485)
Valuation of options granted to Mr. Robinson	(566,940)	(655,779)
Net proceeds on sale	2,585,060	3,105,110
Capital gain on sale	995,117	1,207,831

On July 5, 2005, the Company sold its 0.75% Indirect Participation Interest in an oil exploration project in Papua New Guinea (IPI Interest) for a sum of US$3.2 million to an independent institutional investor under an IPI purchase agreement dated July 5, 2005.  The Company received the funds on July 7, 2005.  Under the agreement, the Company will no longer be responsible for any future cash calls and other obligations of the Project.  In this connection, the Company paid cash fee of US$32,000 plus 16,000 restricted common shares of the Company valued at US$16,000 to an independent US brokerage firm, which introduced the buyer.

In addition, the Company also granted, on December 5, 2005, 1.1 million options to acquire equal number of common shares of the Company to Mr. Terence Robinson exercisable at US$0.50 per option, for successfully bringing in and negotiating the deal.  The value of the option granted of $655,779 based on Black-Scholes option price model was charged against the proceeds of the sale of IPI interest.

Gains on disposal of short term investments

The Company was able to retain a surplus cash of approximately $2 million after writing off its working interest in gas project, which failed to explore a producing well and after meeting its working capital requirements. The management began reviewing new oil and gas projects for potential participation.

Meanwhile, however, the management decided to invest the surplus funds on hand in short term marketable securities of companies primarily in the resource sector. The management believed that this would bring better returns than simply leaving the funds in bank deposits. The funds were invested through well known Canadian brokerage firms in securities trading on Canadian and US stock exchanges or Over the Counter Bulletin Boards. The investments were, in most cases, held for a period not exceeding six months.

By the end of the fiscal year 2006, the Company realized a net gain of $618,707 on these investments and the market value of its holdings exceeded the carrying value by $746,928. This unrealized gain, however, has not been accounted for as income according to the current accounting policy of the Company.

During the fiscal 2005, The Company made a net capital gain of approx. $417,000 from disposal of 15,262 shares of Interoil Corporation that it received by converting part of its advances for a oil exploration project in Papua new Guinea made in fiscal 2004 and certain other shares of non related corporations that it bought as part of its temporary investments of surplus funds.

Interest Income

Interest income in fiscal 2006 consisted of interest of approximately $ 12,000 earned on funds with the brokerage firms and interest of approximately $19,000 earned on funds with escrow account prior to their use on the gas exploration project.

In fiscal 2005, The Company earned an interest of approx. $1,600 on its surplus funds at the brokerage firm.

During the fiscal 2004, no income was generated from the operating segment, which was energy.

Expenses

The overall analysis of the expenses is as follows:

Operating Expenses

Travel, promotion and consulting -

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson in visiting USA and Europe through year in connection with sale of IPI interest in oil project, Acquisition of gas project, meeting prospective investors and exploring project developers for potential investment leads. Mr. Robinson’s extensive network in the business and finance sectors in North America and Europe has been the main reason for the company’s success in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects.

Expenses in fiscal 2005 related to the visits to the USA and Brazil in connection with the Company’s projects and prospective new business opportunities.

Most of the expenses during the fiscal 2004 were incurred by Mr. Terence Robinson, who was the CEO of the Company at that time, in meeting with the prospective investors in connection with private placement campaign and also in pursuing leads provided by various consultants in business prospects, which conform to the new business strategy of the Company.

Consulting costs

Consulting fee in fiscal 2006 mainly consisted of fees paid to administrative assistant. Both Mr. Shah who was the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.  Consulting fee  in fiscal 2005 related to cash fees  of $28,000  paid to Mr. Terence Robinson, the former CEO of the company who served as consultant, $13,000 (US$10,000) paid to Snapper Inc. under a consulting contract which was terminated on May 31, 2004 and the balance of the fees were paid to administrative assistant and other temporary consultants.  The Company preferred to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes. This is the reason for significant decline in the cash fee compared to the fees paid in fiscal 2004.

Most of the consulting fees paid in fiscal 2004 were attributable to two consultants – approx. $268,000 was paid to Snapper Inc., a shareholder corporation towards consulting fee and finder’s fee and approx. $112,000 to chief executive officer under a consulting agreement, which provided for a fee of $10,000 per month.

Promotion costs

During the third quarter of the fiscal 2006, several promotional programs were undertaken to promote the Company’s working interest in gas exploration project and overall awareness of the company’s affairs among the investing public. These programs included presentation to Financial analysts and money manager society in New York at the cost of approximately US$11,000, signing a booth for a two –day Value rich expo in New York City at a cost of approximately $9,000, hiring two independent analyst firms to produce reports on the Company at a cost of approximately US$ 26,000 and enrolment to IR awareness and lead generation programs of independent firms.

Promotional costs for fiscal 2005 include general business entertainment costs of approx. $ 22,000 by Mr. Terence Robinson payable per consulting contract and special promotional efforts made through Google’s adwords and overtures of approx. $26,000.

There was no major promotional activity during fiscal year 2004.

Other operating costs -

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services. The fee charged for fiscal 2006 was $163,391, which included agreed fee of $143,391 and an additional fee of $20,000 for special work during various promotional efforts detailed under “promotion costs” above. Fees for fiscal 2005 were $117,053 and for 2004 it was $160,627.

Professional fee

Fiscal 2006 fee included audit fee of $35,000 and approximately same amount for the legal fee. Increased legal fee was due to filing of registration statements for various stock compensation and option Plans and prospectus for warrants and shares issued under private placement.

Fiscal 2005 professional fee included fee of $ 36,000 charged by Kam Shah, CEO for accounting services, $22,478 for the audit services and balance was mostly legal fees. Higher legal fees were due to legal work involved in reviewing various project related documents and registration of stock compensation and stock option plans and issuing opinions under rule 144 with respect to the removal of restrictive legends on the restricted shares issued under the private placement.

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

Other operating costs for fiscal 2005 included a credit of approximately $37,000 on account of  reversal of a provision for rent under dispute owing to lack of any further communication for over three years from the former landlord.

Stock based compensation

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

During fiscal 2006, the board of directors of the Company approved and created three new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.

2005 Consultant Stock Compensation Plan covering one million common shares, which were issued to six consultants including directors and key consultants of the company for their services and valued at $327,827. $60,398 was expensed in fiscal 2006 and the balance was deferred.

The following table summarizes the stock granted by each consultant and nature of the services provided by the consultants:

Name of the consultant	Number of shares/options given in fiscal 2006 under 2005 Consultant stock Compensation Plan Total value assigned in the financials ( in CDN$)	Experience of the consultant	Services performed by the consultant

1	John Robinson	192,000 shares $86,235	Mr. Robinson has an extensive knowledge of the oil exploration projects. He was involved in evaluating two other oil exploration projects in the past

Mr. Robinson was offered 12,952 shares for the balance of his services up to June 30, 2006 and a further 179,048 shares for his services up to June 30, 2007.

He was responsible for reviewing and monitoring and reporting on the technical and work progress on the oil exploration project in Papua New guinea and gas exploration project in Louisiana. He will continue to assist the management in evaluating new prospects and monitoring any projects that the Company will participate into.

2	Terence Robinson	480,000 shares $143,520	Mr. Robinson is a 20-year veteran in negotiating and bringing business deals. He has an extensive network of valuable contacts

Mr. Robinson was chief executive officer until May 2004. He has been involved in the Company for over ten years and is a key consultant. The shares were in lieu of his consulting fee for the year ending December 31, 2006.

Mr. Robinson is an independent negotiator for the company and is responsible for searching and concluding business opportunities on an on-going basis.

3	Kam Shah	288,000 shares $86,112	Mr. Shah is a Canadian CA and US CPA with over fifteen years of experience in financial, regulatory, corporate and business issues	Mr. Shah is the chief executive office and chief financial officer of the Company. He took the shares in lieu of remuneration for the year ended December 31, 2006
4	Dean Bradley	20,000 shares $5,980	Mr. Bradley is a businessman with over twenty years of experience.	Mr. Bradley is an independent director and the chairman of the audit committee of the Company. Shares given were in recognition of his services as audit committee chairman.
5.	Damian Lee	20,000 shares $5,980	Mr. Lee is an independent film producer, writer and directors and a businessman with extensive network	Mr. Lee is an independent director and a member of the audit committee of the Company. Shares given were in recognition of his services as audit committee member.

2.

The Robinson Plan covering 1.1 million options exercisable at an option price of US$0.50 per option to convert into equal number of common shares within five years to December 5, 2010. These options were granted to Mr. Terence Robinson, a key consultant for services rendered in connection with the sale of IPI interest in oil exploration project. These options were valued at $655,779 and were off set against the net gain from the sale as explained earlier in this report.

3.

2005 Stock Option Plan covering one million options. None of the options were granted to anyone as at March 31, 2006.

Note 7 to the consolidated audited financial statements for fiscal 2006 provides further details on options outstanding at the year end.

During fiscal 2005, approx. 929,000 shares were issued under the Consultants compensation plan to eleven consultants for services provided in fiscal 2005 and to be provided during the fiscal 2006. These shares were valued at the fair value, based on the market value on the date of issue, of approx. $1.2 million. Approx. 347,000 shares valuing at approx. $590,000 related to the services to be provided in the fiscal 2006 and have therefore been carried as deferred compensation while the remaining value was expensed in fiscal 2005.

During the fiscal 2005, the Company also allotted all the 5.5 registered Options to eleven individuals, which were valued at approx. $5.3 million using the Black-Scholes option-pricing model. Approx. $4.1 million was expensed and the balance 1.1 million was deferred. Further details on the Options are available in note 9 to the financial statements for fiscal 2005.

During the fiscal 2004, the Company issued approx. 1 million shares under the Consultants stock compensation plan to six individual consultants for services provided.

Exchange Loss or (gain)

The Company’s reporting unit of currency is Canadian dollar. At the year end, all transactions in US dollar and other currencies are translated using either average rate for the year or the rates on the dates of transactions depending upon the nature of the transactions. All assets and liabilities in non- Canadian currencies are translated at either the closing rate or rates on the dates of the underlying transactions again depending upon the nature of these balances.

During the year ended March 31, 2006, the Company held approximately 2.6 million dollars in US currency in cash, which were converted at the rate prevailing at March 31, 2006.  Further, several significant transactions were carried out in US dollar during the year including sale of IPI interest in oil exploration project, investing over $ 3million in gas project in Louisiana and raising of about $4 million in equity through exercise of warrants and options and private placements.

Canadian dollar strengthened significantly over the US dollar during the last few months.

The exchange rates between the two currencies changed from 1US to CDN 1.2360 at April 30, 2005 to 1.1574 at March 31, 2006. This trend resulted in net exchange loss of $194,758 on translation at the year-end.

Loss for the fiscal year 2005 was relatively small - $17,898 since most of the assets were non current and were translated at historical rate which was higher than the year end rate.

Fiscal year 2004 had a translation gain of $46,707. The Company had significant transactions in US Dollars in fiscal 2004. It raised about $2.6 million in US Dollars through private placement and invested about $1.9 million dollars in oil exploration project. These transactions constituted over 90% of the transactions during the fiscal year and were converted into Canadian dollar at rates prevailing on the dates of the transactions as per the Company’s accounting policy. The exchange rates between Canadian Dollar and US Dollar fluctuated significantly during the year from CDN$1.47 = US$1 at March 31, 2003 to CDN$1.31=US$1 at March 31, 2004 – almost 11% decline in US dollar value versus Canadian dollar.

Loss from discontinued operations

There were no discontinued operations in fiscal 2006 and fiscal 2004.

In fiscal 2005, the Company discontinued its diamond mining operations in Brazil and decided to focus on oil and gas activities. The Company incurred losses of $179,678 from this discontinued operation during the fiscal 2005.

Losses were made up of expenses of approx. $121,000 relating to operations of the Brazilian office and approx. $55,000 relating to the costs of investments in two joint ventures, which was originally deferred but was written off on the closure of the operations.

Liquidity and Capital Resources

Working Capital

As at March 31, 2006, the Company had a net working capital of $5.3 million compared to a working capital of $4.7 million as at March 31, 2005.

94% of the working capital – approximately $5 million – at March 31, 2006 was in the form of cash and short term investments compared to only 19% at March 31, 2005.

Significant improvement in the liquid working capital was due to raising of equity through exercise of warrants and options and private placement and short term investments in marketable securities realising significant gains as explained earlier in this report.

Cash on hand as at March 31, 2006 was $3.2 million compared to $0.9 million as at March 31, 2005.

Operating cash flow

During the fiscal 2006, operating activities required net cash outflow of $133,813 after adjusting the net cash inflow from disposal of short-term investments, compared to the cash outflows of approximately $420,000 on an average during the prior years. The major decline in the operating cash requirement was due to the key management opting to shares and options in lieu of cash fees for their services.

Operating cash requirements were met primarily through cash inflow from sale of oil interest and from disposal of short term investments as explained under investment cash flow.

Investment cash flows

There were three key investment activities that resulted in significant cash flows.

Sale of IPI interest in oil exploration project , as explained earlier in this report, generated a net cash flow of around $ 4 million – (US$ 3.2 million).

Approximately $3.7 million was spent on the gas exploration project in Louisiana during the fiscal year 2006.

A net sum of $1.7 million was invested in short term marketable securities through various brokerage firms.

Overall investment activities required a net cash outlay of $1.3 million before the net cash inflow from disposal of short term investments, which was primarily met from the equity funds raised under financing cash flows.

Financing cash flows

The company generated approximately $3.9 million through financing activities during the fiscal 2006. The key financing activities were as follows:

$2.3 million from exercise of warrants attached to the Units issued under the 2003 private placement.

Approximately $300,000 from exercise of options granted under various option plans discussed earlier in this report.

Approximately $1.7 million from a new private placement, which commenced on February 24, 2006 and completed on April 16, 2006.

The Company paid finder’s fee of $397,944 in connection with funds raised through warrant exercise and private placements during the fiscal 2006.

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

(E)

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2006, 2005 and 2004, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

 (F)

CONTRACTUAL OBLIGATIONS

Not applicable.

(G)

SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah Director and Chairman Chief Executive Officer and Chief Financial Officer	Director – Noble House Entertainment Inc.	Provides accounting services to Current Capital Corp. and Noble House Entertainment Inc. as Chief Financial Officer and a part time practice as chartered accountant
Terence Robinson Key Consultant	None	President of TR Network Inc. – an independent organisation providing business and financial services
Dean Bradley – Director	Director of Recycled Rubber Products Inc., South Carolina and Director of Quasar Jets America, Inc., Florida. Both are for profit “C” corporations.	Chief Executive Officer of Recycled Rubber Products Inc. and Quasar Jets America, Inc.
Damian Lee	Director of Noble House Entertainment Inc.	A writer, director and producer of motion pictures

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

Mr. Shah is also a consultant providing accounting and tax services to Current Capital Corp., (CCC) a private Ontario corporation, having its head office in Toronto. CCC provides investors’ and media relations services to public companies including Bontan Corporation. Mr. Shah is a CFO in Noble House Entertainment Inc., an Ontario reporting corporation, listed and traded on Over the Counter Bulletin Board of NASDAQ, engaged in the development, production, manufacture and distribution of commercial entertainment materials in all formats.

Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company. He has over 18 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start-up and small cap companies and currently runs his own consulting firm in the name of TR Network Inc.

Dean Bradley is a non-executive independent director based in Florida. He was first appointed director of the Company on November 20, 2000. He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations and is currently involved in two ventures as explained above. Mr. Bradley is currently the chairman of the audit committee of the Company.

Damian Lee has been appointed as non-executive director on April 12, 2005 and is based in Toronto, Ontario. Mr. Lee is a twenty-year veteran of the film industry. Mr. Lee’s movie credits which comprise as producer on 34 films, as writer on 20 films, as director on 14 films, as actor on 7 films and as assistant director on 2 films.  He cast Jim Carrey, Hayden Christensen and Jason Priestley, among others, in their first feature film roles.  Mr. Lee has written, directed and produced some of the most successful films in Canadian history, many of which spawned profitable and entertaining sequels. Mr. Lee is another member of the Company’s audit Committee.

Management Team

The Company‘s current management team consists only of Mr. Kam Shah whose background details are given above. Mr. Terence Robinson is a key consultant who basically acts in an advisory role with no specific authority to bind the Company.

Mr. Shah’s consulting agreement expired on March 31, 2005. A new agreement was signed on April 1, 2005, which is effective for five years to March 31, 2010. Copy of the new agreement was included in the Exhibits attached to fiscal 2005 annual report.

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

2.

Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors and senior management for the fiscal year ended March 31, 2006

Notes:

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

5.

Mr. Shah was given an interest-free loan of $20,000 in fiscal 2004. The loan was settled On March 31, 2005. The amount shown under other annual compensation against Mr. Shah represents the value of imputed interest on the loan at 5.5% p.a. Mr. Shah was given a subsequent loan of $25,000 on December 05, 2005 which originally was repayable in 6 months but extended to December 05, 2006 and carries interest at a 5.5% p.a.

6.

During the fiscal 2006, Mr. Shah received a fee in the form of 288,000 common shares of the company valued at $86,112, Mr. Terence Robinson received fee in the form of 480,000 common shares valued at $143,520, Mr. Dean Bradley received fee in the form of 20,000 common shares valued at $5,980 and Mr. Damian Lee received fee in the form of 20,000 common shares valued at $5,980. These shares were issued under 2005 Consultant Stock Compensation Plan

7.

Mr. Terence Robinson was issued 1.1 million options in fiscal 2006 for his services in connection with sale of the Company’s interest in oil mexploration project in Papua New Guinea. These options are valid for two years from the date of their issuance and are convertible into equal number of common shares of the company at a conversion price of US$0.50 per option. The options are issued under “The Robinson Plan”.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Bontan Corporation Inc. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 8 meetings during our financial year ended March 31, 2006.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit Committee, as more particularly discussed below.

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

The Company’s Audit Committee’s charter was detailed in the annual report for fiscal 2005. The Charter became effective on August 2, 2005.

Audit Committee charter assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

•

reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

•

meeting at least annually with our external auditor;

•

reviewing the adequacy of the system of internal controls in consultation with the chief executive and financial officer;

•

reviewing any relevant accounting and financial matters including reviewing our public disclosure of information extracted or derived from our financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•

pre-approving all non-audit services and recommending the appointment of external auditors; and

•

reviewing and approving our hiring policies regarding personnel of our present and former external auditor

A copy of the Audit Committee Charter can be requested by calling (416) 929-1806.

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors -Dean Bradley and Damian Lee.

(D)  EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Corporation had the following plans as at March 31, 2006:

1.

1999 Stock Option Plan covering 3 million options registered under the Securities Act of 1933, United States of America (the Act) on April 30, 2003.

2.

2001 Consultant Stock Compensation Plan covering 1,205,714 shares registered under the Act on April 30, 2003.

3.

2003 Stock Option Plan covering 2.5 million options registered under the Act on July 22, 2004

4.

2003 Stock Compensation Plan covering 1 million shares registered under the Act on July 22, 2004.

5.

The Robinson Option Plan covering 1.1 million options registered under the Act on December 5, 2005.

6.

2005 Stock option Plan covering 1 million shares registered under the Act on December 5, 2005.

7.

2005 Consultant Stock Compensation Plan covering I million shares registered under the Act on December 5, 2005.

All options under 1999 Plan, 2003 plan and The Robinson Plan were issued and as at July 20, 2006, the date of this report, 4,795,000 options were outstanding. No options have yet been issued under the 2005 Plan.

All shares reserved under the 2001, 2003 and 2005 Compensation Plans were issued before March 31, 2006.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 31, 2006:

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of all the beneficial owners thereof.

As at July 20, 2006, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approx. 46% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not fully available. The following are the shareholders holding, directly or indirectly, more than 5% of the common shares of the company as at July 20, 2006.

Name of Shareholder	No. of Shares	% of Issued Shares
Snapper Inc.	1,993,849	7.3%
Current Capital Corp	1,700,000	6.2%
Pinetree Resource Partnership	7,612,000	27.9%

At July 20, 2006, the Company had 27,277,703 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 107 record holders excluding the beneficial shareholders held through the intermediaries, 62 of which, holding an aggregate of 2,339,303 shares (8.58%) of common stock, were in the United States.

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

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

(i)

Included in shareholders information expense is $143,391 (2005 – $117,053; 2004 – $160,627) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $8,200 for rent, telephone, consultants’ fees and other office expenses (2005: $24,000 and 2004: $62,000).

(iii)

Finders fee of $397,944 (2005: $35,238, 2004: $352,000) was charged by CCC in connection with the private placement.

(v)

Business expenses of $15,805 (2005 - $15,205; 2004 - $56,485) were reimbursed to directors of the corporation and $143,987(2005: $93,244) to a former chief executive officer & director who provides consulting services to the Company.

(vi)

Shares issued to directors under Consultant’s stock compensation plan – 2006: 328,000 valued at $98,072 (2005: nil, 2004: 100,000 valued at $65,525). Shares issued to a former chief executive officer & director under the Consultant stock compensation plan – 2006: 480,000 valued at $ 143,500 (2005: 290,500 valued at $ 566,426  and 2004: nil).

(vii)

Options issued to directors under Stock option plans – 2006: nil (2005 485,000 valued at $541,910 and 2004: nil). Options issued to a former director under Stock option plans 1,100,000 valued at 655,779 (2005: 2,090,000 valued at $1,002,738 (2004 and 2003: nil).

(viii)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2005 - $12,786; 2004 - $267,894).

(viii)

Payable and accrual includes $7,145 (2005 & 2004: $nil) due to CCC, $1,758 (2005 & 2004: $nil) due to a director and $3,562 (2005 & 2004: $ nil) due to a former chief executive officer & director.

(ix)

Prepaid and other receivable includes an advance of $25,000 to CEO granted on December 6, 2005. The advance is repayable within six months and carries interest at 5.5% per annum.

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

Mr. Shah, the CEO and CFO of the Company borrowed $25,000 on December 6, 2005, repayable within six months and carrying interest at 5.5% per annum. This advance matured on June 6, 2006 and was extended by the Board of directors for a further six months period to December 6, 2006.

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

 (B)  SIGNIFICANT CHANGES

The following is a summary of key corporate changes and other significant events that occurred subsequent to March 31, 2006:

The private placement of 10.4 million Units announced on February 24, 2006 as explained in Note 6(b)(i) was completed on April 16, 2006. 4.5 million Units were subscribed and paid for subsequent to the balance sheet date.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following table sets forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High In US $	Low In US$
2006	1.51	.20
2005	2.15	.33
2004	2.47	.21
2003	2.17	.21
2002	4.83	.49

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

June 30, 2006	0.78	.47
March 31, 2006	0.66	.23
December 31, 2005	1.45	.20
September 30, 2005	1.53	.68
June 30, 2005	1.05	.58
March 31, 2005	1.62	.75
December 31, 2004	2.15	.48
September 30, 2004	1.13	.33
June 30, 2004	2.05	.90

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$
July 31, 2006	0.61	0.32
June 30, 2006	0.74	0.47
May 31, 2006	0.78	0.52
April 30, 2006	0.76	0.55
March 31, 2006	0.66	0.37
February 28, 2006	0.45	0.28

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

(C) MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of its business, the only material contracts to which we are or have been a party to for the two years preceding this annual report is as follows:

(e)

Agreement dated July 5, 2005 with Kings Road Investments Limited for sale of indirect participation interest in oil exploration project in Papua New Guinea.

2.

Private Placement Agreement dated February 24, 2006 for issuance of Units consisting of common shares and common share purchase warrants to a group of accredited investors.

(D)

 EXCHANGE CONTROLS

Limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the “Competition Act”).  This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in us.  This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400,000,000 in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400,000,000 in the aggregate; and (b) the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed $50,000,000.  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

This legislation also requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our voting shares as a result of the acquisition.  If a person already owns 20% or more of our voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Income Tax Act (Canada).  For further information concerning such withholding tax, see “Taxation" below.

Except as may be provided under the Investment Canada Act (the "ICA"), there are no specific limitations under the laws of Canada, the Province of British Columbia, or in the Notice of Articles and Articles of the Company with respect to the rights of non-residents of Canada to hold and/or vote securities of the Company.

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is $265,000,000 (in 2006).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  Certain transactions relating to the acquisition of common shares would be exempt from review from the ICA, including:

(a) acquisition of common shares by a person in the ordinary course of a person’s business as a trader or dealer in securities;

(b) acquisition of control of a Canadian corporation in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

(c) acquisition of control of a Canadian corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the corporation, through the ownership of voting interests, remains unchanged.

In addition, if less than a majority of voting interests of a Canadian corporation are owned by Canadians, the acquisition of control of any other Canadian corporation by such corporation may be subject to review unless it can be established that the corporation is not in fact controlled through the ownership of voting interests and that two-thirds of the members of the board of directors of the corporation are Canadians.

Where an investment is reviewable under the ICA, it may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the ICA requires formal notification to the Canadian government of all other acquisitions of control of Canadian businesses by non-Canadians.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review purposes.

(E)  TAXATION

Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax considerations applicable to holders of our common shares who, for purposes of the Income Tax Act (Canada) (the “ITA”), deal at arm’s length with the Company, hold such shares as capital property, do not carry on business in Canada, have not been at any time residents of Canada for purposes of the ITA and are residents of the United States (“US Residents”) under the Canada-United States Income Tax Convention (1980) (the “Convention”).

This summary is based upon the current provisions of the ITA, the Income Tax Regulations (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency (formerly Canada Customs and Revenue Agency), and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations publicly announced prior to the date hereof by the Minister of Finance (Canada).  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to any Canadian federal, provincial or foreign tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors about the Canadian federal, provincial and foreign tax consequences of purchasing, owning and disposing of our common shares.

Dividends

Dividends, including stock dividends, paid or credited or deemed to be paid or credited on our common shares to a US Resident will be subject to withholding tax at a rate of 25%.  The Convention provides that the normal 25% withholding tax rate will generally be reduced to 15% on dividends paid on shares of a corporation resident in Canada for federal income tax purposes (such as the Company) to US Residents, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the corporation paying the dividend.  These Convention reductions are not available to beneficial owners who are a US LLC corporation.

Capital Gains

The Convention provides that a US Resident will not be subject to tax under the ITA in respect of any capital gain on the disposition of our common shares unless such shares constitute taxable Canadian property of the US Resident and the US Resident is not entitled to the benefits of the Convention with regards to capital gains. Our common shares will constitute taxable Canadian property if at any time during the five year period immediately preceding the disposition of our common shares, the US Resident, or persons with whom the US Resident did not deal at arm’s length, or the US Resident together with persons with whom the US resident did not deal at arm’s length owned 25% or more of the issued shares of any class of our capital stock.

Where a US resident realizes a capital gain on a disposition of shares that constitute “taxable Canadian property”, the Convention relieves the US resident from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

These Convention benefits are generally not available to beneficial owners who are a US LLC corporation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares (“Common Shares”).

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, we do not believe that it was a “passive foreign investment company” for the taxable year ended April 30, 2006.  We believe that we possibly could, however, be a “passive foreign investment company” for the taxable year ending April 30, 2007.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  There can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year, or that we will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If we are not a QFC, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Additional Rules that May Apply to U.S. Holders

If we are a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

We generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of our outstanding shares are owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (a “10% Shareholder”).

If we are a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of our earnings invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If we are both a CFC and a “passive foreign investment company” (as defined below), we generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

We do not believe that Bontan has previously been, or currently is a CFC.  However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

We generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either is a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

We do not believe that Bontan has previously been, or currently are a PFIC.  However, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after December 31, 1986 for which we was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we were a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if we were a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if we were also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we are a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

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

A copy of this Annual Information Form/Form 20-F Annual Report and certain other documents referred to in this Annual Report and other documents filed by us may be retrieved from the system for electronic document analysis and retrieval (“SEDAR”) system maintained by the Canadian securities regulatory authorities at www.sedar.ca or from the Securities and Exchange Commission electronic data gathering, analysis and retrieval system (“EDGAR”) at www.sec.gov/edgar.

(I)  SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Financial Market and Credit Risk

At March 31, 2006 we had approximately $1.8 million (March 31, 2005: $76,387) in short-term investments (maturities greater than 3 months at time of purchase).  A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in oil and gas projects. Our investments are mostly in marketable securities quoted and traded on Canadian or Us exchanges. We purchased such investments for investment purposes only and not for trading or speculative purposes. We monitor our investments on a daily basis and therefore believe that we will be able to respond on time to any major factors affecting the value of our investments and reduce or eliminate the risks of significant market price fluctuations.

Foreign Currency Risk

We operate internationally, however the majority of our expenditures are in Canadian or United States dollars. As at March 31, 2006; approximately $3.1 million – 57% - of our assets were held in US dollar.  (As at March 31, 2005: $2.6 million or 51%).  We incurred a foreign exchange loss of $194,758 for the year ended March 31, 2006 (see “ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS – OPERATING RESULTS - Other Income and Expenses”).   Due to our net United States dollar working capital position in Fiscal 2006 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss

Further, the Company also plans activities in different countries involving different local currencies. Exchange rates for these currencies in the future may have an adverse effect on our earnings or assets when these currencies are exchanged for Canadian dollars.  The Company has not entered into forward foreign exchange contracts in an attempt to mitigate this risk.  To date, losses and gains resulting from foreign exchange transactions have been included in our results of operations.  Further discussion of foreign currency risk is set forth in Item 3 D under the heading, “Conducting business in foreign countries.”

The Company has no debt instruments subject to interest payments, sales contracts, swaps, derivatives, or forward agreements or contracts, or inventory.

The Company has no currency or commodity contracts, and the Company does not trade in such instruments.

The Company periodically accesses the capital markets with the issuance of new shares to fund operating expenses and new projects.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No modifications or qualifications have been made in the Fiscal Year to the instruments defining the rights of the holders of our Common Shares and no material amount of assets securing our securities has been withdrawn or substituted by us or anyone else (other than in the ordinary course of business).

ITEM 15   CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report (“the Evaluation Date”). Based upon that evaluation, the Chief Executive and financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting him and the audit committee to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

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

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2006, the audit committee consisted of two directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

Effective April 12, 2005, Mr. Kevin Markland was replaced by Mr. Damian Lee as independent director and was also appointed to, the audit committee to replace Mr. Markland. Mr. Dean Bradley continues as a financial expert.

ITEM 16 (B)  CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors.

ITEM 16 (C)

PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	March 31 2006	March 31 2005

Audit Fees (1)	25,000	25,000
Audit Related Fees	-	-
Tax Fees	--	-
All Other Fees (2)	-	1,050

(1)

Audit fee for the fiscal year 2006 has not yet been fully billed by our auditors. The amount shown is the management’s estimate.

(2)

Other fees relate to services rendered in connection with opinions rendered and reviews carried out in respect of various filings with SEC.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D)

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT   COMMITTEES

The information referred to in this section is not required as to the fiscal year ended March  31, 2006, which is the period covered by this Annual Report on Form 20-F.

ITEM 16 (E)

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended March 31, 2006, which is the period covered by this Annual Report on Form 20-F.

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

ITEM 18  FINANCIAL STATEMENTS

Not applicable.

ITEM 19  EXHIBITS

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

1.3

Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - Incorporated herein by reference to Exhibit 1(iii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.4

Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - Incorporated herein by reference to Exhibit 1(iv) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.5

Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - Incorporated herein by reference to Exhibit 1(v) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.6

Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - Incorporated herein by reference to Exhibit 1(vi) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.7

Certificate of name change from Foodquest Corp. to Foodquest International Corp. - Incorporated herein by reference to Exhibit 1(vii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.8

Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000

1.9

Certificate of name change from Dealcheck.com Inc. to Bontan Corporation Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003

2(a)

Specimen Common Share certificate - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003

4(a)1

IPI Contract between PNG Venture Company and Advisory Group dated July 22, 2003 assumed by the Company – Incorporated herein by reference to Exhibit 4 (a) to the Company’s Annual Report on Form 20-F for fiscal 2004 filed on August 30, 2004.

4(a)2.i

Investor relations contract with Current Capital Corp. dated April 1, 2003 Incorporated herein by reference to Exhibit 4 (a) 2i to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(a)2.ii

Media Relation Contract with Current Capital corp. dated April 1, 2003 Incorporated herein by reference to Exhibit 4 (a) 2ii to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(a)2.iii

A letter dated April1, 2005 extending the contracts under 4(a)2.i and ii. Incorporated herein by reference to Exhibit 4 (a) 2iii to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(b)1

Indirect Participation Interest Purchase Agreement dated July 5, 2005 Incorporated herein by reference to Exhibit 4 (b) 1 to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(b)2

Exploration Agreement Bell City, South Area, Calcasieu Parish, Louisiana dated June 16, 2004. Incorporated herein by reference to Exhibit 4 (b) 2 to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(c)1

Consulting Agreement dated April 1, 2005 with Kam Shah Incorporated herein by reference to Exhibit 4 (c) 1 to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(c)2

Consulting Agreement dated April 1, 2003 with Terence Robinson - Incorporated herein by reference to Exhibit 4 (a) to the Company’s Annual Report on Form 20-F for fiscal 2004 filed on August 30, 2004.

4(c)(iv)1.i

2001 Consultant Stock Compensation Plan and 1999 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on April 30, 2003

4(c)(iv)2

2003 Consultant Stock Compensation Plan and 2003 Stock Option Plan – Incorporated herein by reference to Form S-8 filed on July 22, 2004

4(c)(iv)3

The Robinson Option Plan, 2005 Stock Option Plan and 2005 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on December 5, 2005

12.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 20th day of July, 2006.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah

Title:  Chairman and CEO

Endnotes