Form 20-F/A
BONTAN CORP INC
filed 2007-02-05
CIK 1095435

                      UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2006	2005	2004	2003	2002

Other income	$1,857,647	$418,861	$251	$15,256	$66,860
Loss from continuing operations	($4,784,933)	($4,876,898)	($1,360,958)	($319,363)	($1,332,926)
Loss from discontinued operations	-	($179,678)	-	-	-
Net Loss	($4,784,933)	($5,056,576)	($1,360,958)	($319,363)	($1,332,926)
Net loss per share (1)	($0.31)	($0.43)	($0.26)	($0.31)	($1.92)
Working capital (Deficit)	$5,285,784	$4,734,269	($311,005)	($314,491)	($133,419)
Total assets	$5,450,772	$5,075,158	$3,085,584	$28,676	$206,596
Capital stock	$30,585,691	$28,280,890	$24,287,903	$20,393,106	$20,393,106
Shareholders' equity(Deficit)	$5,285,784	$4,950,837	$2,219,348	($314,491)	$4,872
Weighted average number of shares outstanding (2)	15,655,023	11,700,303	5,221,071	1,032,376	693,087

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve. Weighted average number for the fiscal years 2003 and 2002 were adjusted to reflect 7:1 stock consolidation in fiscal 2004.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2006	2005	2004	2003	2002

Loss for year	($4,590,175)	($5,238,898)	($1,407,665)	($243,908)	($1,358,366)
Comprehensive Loss	($4,038,005)	($5,273,144)	($1,360,958)	($230,532)	($1,358,366)
Loss per share -Basic and diluted	($0.29)	($0.45)	($0.26)	($0.22)	($1.96)
Total assets	$6,197,700	$4,858,590	$3,085,584	$28,676	$68,305
Shareholders' equity(Deficit)	$4,734,269	$4,734,269	$2,219,348	($314,491)	($133,419)

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

The following table sets out the high and low exchange rates for each of the last six months.

2006	July	June	May	April	March	February

High for period	$1.13	$1.12	$1.11	$1.15	$1.16	$1.15
Low for period	$1.13	$1.11	$1.11	$1.14	$1.15	$1.15

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 21, 2006

Year Ended March 31, 2006
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

See Operating and Financial Review and Prospects – Item 5 for further details.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial

Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended March 31	2006	2005	2004
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	1,858	419	-
Expenses	(6,643)	(5,296)	(1,361)
Loss before discontinued operations	(4,785)	(4,877)	(1,361)
Discontinued operations	-	(180)	-
Net loss for year	(4,785)	(5,057)	(1,361)
Deficit at end of year	(31,910)	(27,125)	(22,069)

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

Income

Income comprised the following:

Fiscal year ended March 31	2006	2005	2004
Gain on sale of interest in oil exploration project	1,207,831	-	-
Realised gain on disposal of short term investments	618,707	417,255	-
Interest	31,109	1,606	251
	$1,857,647	$418,861	$251

Gain on sale of Interest in oil exploration project:

Computation of net gain on sale of IPI interest
	US$	CDN$
Carrying value of the IPI interest	1,589,943	1,897,279

Sale proceeds	3,200,000	3,818,560
Less: fee paid to Brokerage firm in cash	(32,000)	(38,186)
Restricted common shares issued to the brokerage firm	(16,000)	(19,485)
Valuation of options granted to Mr. Robinson	(566,940)	(655,779)
Net proceeds on sale	2,585,060	3,105,110
Capital gain on sale	995,117	1,207,831

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

During the fiscal 2004, no income was generated from the operating segment, which was energy.

Expenses

The overall analysis of the expenses is as follows:

Year ended March 31	2006	2005	2004

Operating expenses	$584,377	$461,939	$704,214
Stock based compensation	1,984,938	4,815,922	703,702
Exchange loss (gain)	194,758	17,898	(46,707)
Loss from discontinued operations	-	179,678	-
Write off of interest in gas exploration project	3,878,507	-	-
	$6,642,580	$5,475,437	$1,361,209

Operating Expenses

Travel, promotion and consulting -

Year ended March 31,	2006	2005	2004

Travel,meals and entertainment	$144,461	$58,675	$50,005
Consulting	49,286	81,950	351,639
Promotion	82,007	61,178	677

	$275,754	$201,803	$402,321

% of operating expenses	0.471877	0.436861	0.571305

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

There was no major promotional activity during fiscal year 2004.

Other operating costs -

Year ended March 31,	2006	2005	2004
Shareholder information	176,982	127,205	165,431
Professional fees	71,588	116,479	110,547
Other	60,053	16,452	25,915
	$ 308,623	$ 260,136	$ 301,893
% of operating costs	53%	56%	43%

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

Stock based compensation

	2006	2005	2004

Stock compensation	839,786	695,834	703,702
Options granted	1,145,152	4,120,088	-
	$1,984,938	$4,815,922	$703,702

Deferred stock compensation	$ 314,208	$1,732,929	$ -

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

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation (5)	Securities under options/SARs Granted (1) & (7)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)

Kam Shah - CEO and CFO (6)	2006	86,112
CEO and CFO	2005	36,000	-	1,100	450,000/ nil	-	-	-
CFO	2004	65,525	-	-	Nil/Nil	-	-	-

Terence Robinson - CEO/Consultant (6)	2006	143520			1,100,000 / nil (7)
CEO/Consultant (3) & (4)	2005	311,250	-	-	2,090,000 /nil	-	-	-
CEO	2004	112,150	-	-	Nil/Nil	-	-	-

Dean Bradley - an independent director (6)	2006	5,980
	2005	-	-	-	20,000/nil	-	-	-
	2004	-	-	-		-	-	-

Damian Lee - an independent director (6)	2006	5,980
	2005	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-

Kevin Markland - an independent director	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	205	-	-	-	15,000/nil	-	-	-
	2004	n/a	n/a	n/a		n/a	n/a	n/a

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 31, 2006:

Name	# of Common shares held at March 31, 2006	# of stock options	Exercise price - in US$	Expiry date(s)
Kam Shah	368,000	100,000	$0.35	11-May-09
		100,000	$0.50	11-May-09
		125,000	$0.50	18-Aug-09
		125,000	$0.75	18-Aug-09

Terence Robinson	-	2,090,000	$0.50	18-Aug-09
		1,100,000	$0.50	5-Dec-10

Dean Bradley	20,000	15,000	$0.35	11-May-09
		5,000	$1.00	18-Aug-09

Damian Lee	20,000

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

(F)  DIVIDEND AND PAYING AGENTS

Not applicable

(G)  STATEMENT BY EXPERTS

Not applicable

(H)  DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3. The Company may be reached at (416) 860-0211. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

ITEM 15   CONTROLS AND PROCEDURES

A.    Evaluation of Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report (“the Evaluation Date”). Based upon that evaluation, the Chief Executive and financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting him and the audit committee to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

B.     Changes in Internal Controls

There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors during the period covered by the annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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