Form 20-F
BONTAN CORP INC
filed 2007-05-29
CIK 1095435

                      UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 28,430,203 as at March 31, 2007

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

FOREIGN PRIVATE ISSUER STATUS AND CURRENCIES AND EXCHANGE RATES

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approximately 86% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2007, 2006 and 2005. These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2003 through 2007 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2007	2006	2005	2004	2003

Revenue	$743,786	$1,857,647	$418,861	$251	$15,256
Loss from continuing operations	$(164,043)	($4,784,933)	($4,876,898)	($1,360,958)	($319,363)
Loss from discontinued operations	$-	$-	($179,678)	$-	$ -
Net Loss	$(164,043)	($4,784,933)	($5,056,576)	($1,360,958)	($319,363)
Net loss per share (1)	($0.01)	($0.31)	($0.43)	($0.26)	($0.31)
Working capital (Deficit)	$6,624,466	$5,285,784	$4,734,269	($311,005)	($314,491)
Total assets	$6,672,918	$5,450,772	$5,075,158	$3,085,584	$28,676
Capital stock	$27,667,872	$30,585,691	$28,280,890	$24,287,903	$20,393,106
Warrants	$6,961,152	$2,540,608	$-	$-	$-
Contributed surplus	$4,069,549	$4,069,549	$3,795,078	$-	$-
Shareholders' equity(Deficit)	$6,624,466	$5,285,784	$4,950,837	$2,219,348	($314,491)
Weighted average number of shares outstanding (2)	27,472,703	15,655,023	11,700,303	5,221,071	1,032,376

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total of the number of shares outstanding at the end of each of the months by twelve. Weighted average number for the fiscal year 2003 was adjusted to reflect 7:1 stock consolidation in fiscal 2004.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2007	2006	2005	2004	2003

Loss for year	($52,384)	($4,590,175)	($5,238,898)	($1,407,665)	($243,908)
Comprehensive Loss	$795,658	($4,038,005)	($5,273,144)	($1,360,958)	($230,532)
Loss per share -Basic and diluted	($0.00)	($0.29)	($0.45)	($0.26)	($0.22)
Total assets	$7,632,619	$6,197,700	$4,858,590	$3,085,584	$28,676
Shareholders' equity(Deficit)	$7,584,167	$4,734,269	$4,734,269	$2,219,348	($314,491)

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On May 10, 2007, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was CDN $1.11=US$1

The following table sets out the high and low exchange rates for each of the last six months.

2007	April	March	February	January	Dec-06	Nov-06

High for period	$1.16	$1.18	$1.19	$1.18	$1.17	$1.14
Low for period	$1.11	$1.15	$1.16	$1.17	$1.14	$1.13

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31
	2007	2006	2005	2004	2003
Average for the year	1.14	1.19	1.28	1.35	1.54

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

We have incurred significant operating losses during recent fiscal years. We have not yet had any revenue from the exploration activities nor have we ever found that development activity is warranted on any of our properties.  As of March 31, 2007, we had an accumulated deficit of approximately $32.0 million.  We currently have no interest in any oil or gas property or any natural resource project.

We expect to continue to incur losses until it is determined that properties in which we may acquire interests in the future can be sufficiently developed for commercialization. Even if it is determined that such properties should be developed for commercialization, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future. We cannot assure you that we will be able to achieve or sustain profitable operations in the future.

We are in the process of seeking oil and gas opportunities and currently do not own any interests or properties.

Currently, we do not own any interest in any oil or gas project or any natural resource project.  We are assessing various opportunities, none of which may meet our eligibility requirements. Consequently, we may not own any interest for an indeterminate amount of time.  As a result, we will use our cash resources to pay for expenses and costs we incur in our efforts to identify appropriate opportunities as well as for our standard operating costs.

Our operations are subject to substantial exploration and development risks.

The Company anticipates participating in oil and gas resource properties in the hope of locating reserves.  The Company's property interests, when acquired will most likely be in the exploration stage only. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating reserves, which itself is subject to numerous risk factors.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss which, even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The principal resources necessary for the exploration and production of crude oil and natural gas are leasehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for such reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations, all of which requires a substantial investment.

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

A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well.  In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances.  As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company had and may in future have interests.

In addition, the marketability of oil and gas, which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company.  These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.

The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no assurance that our anticipated exploration and development activities in future resource properties will ultimately yield oil or gas in commercial quantities.  Drilling for oil and gas may be unprofitable. Dry holes and wells that are productive but do not produce sufficient net revenues after drilling, operating and other costs are unprofitable.  We cannot assure you that we will be able to achieve profitable operations in the future.

In determining the purchase price for our future interests, we will rely on both internal and external assessments relating to estimates of exploration, production and possible reserves that may prove to be materially inaccurate.

The price we are willing to pay for an interest in an oil and gas project is based on a combination of projected exploration and production costs and on the estimates of potential reserves. Actual costs and reserve could vary materially from these estimates. Consequently, the interests we acquire may be less unproductive than expected, or not productive at all, which could adversely affect us or cause us to lose our entire invest, or both.  Initial assessments of an interest will be based on a report by engineers or firms of engineers and these initial assessments may differ significantly from our subsequent assessments.

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

Company’s current business strategy may involve participation in overseas projects in the resource sector.  Consequently, the Company will be subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk. Oil, gas and other resource exploration and production activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the resource industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety.

Our short term investments are susceptible to market fluctuations and other risks.

We have approximately $6.3 million in cash ($3 million) and marketable securities ($3.3 million) as of March 31, 2007. Our marketable securities are primarily securities of publicly held Canadian corporations.  The value of these securities is subject to market fluctuations as well as the specific risks of each particular issuer.  Although we believe we have diversified our portfolio, we may lose some of our original investment in the event that an investment does not perform as anticipated.

Further, approximately $1.6 million or 48% of our investments are invested in one Canadian marketable security. While the market value of this security at March 31, 2007 was $2.7 million and continued at that level on May 10, 2007, the date of this report, there is no guarantee that the market price would continue to be higher than our cost. In the event, we are unable to or do not sell these securities on time and their market price gets adversely affected for whatever reasons, we may lose significant sum of money. We are minimising this risk by having all our investments monitored on a daily basis by consultants with substantial experience and knowledge of the investment market.

We will need to raise additional funds in the future, which may not be available to us.

The Company is currently without a source of revenue from operations and upon the investment of its current cash and liquidity, resources will most likely be required to issue additional securities to finance its operations and the development of its projects.  We may not be able to obtain additional financing on acceptable terms or at all. Failure to obtain additional financing on a timely basis could cause the Company to sell or forfeit its interest in its properties and reduce or terminate its operations on such properties or discontinue operations entirely.

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

We are dependent upon our key managerial consultants, the loss of which would negatively affect our business.

Our performance depends on a small number of key managerial consultants. In particular, we believe our success is highly dependent upon the services of our Chief Executive Officer and Chief Financial Officer, Mr. Kam Shah, as well as Mr. Terence Robinson both of whom are consultants and who have been significantly involved in locating and negotiating our resource investments. Loss of either of their services could negatively affect our business.

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

At March 31, 2007, we had approximately 28.4 million shares of common stock outstanding. We also have approximately 13 million and 4.8 million shares of commons stock issuable under presently exercisable warrants and options, respectively, All such shares are registered pursuant to an effective registration statement under the Act and are eligible for resale in the public market.  Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

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

Beginning with our annual report for the year ending March 31, 2008, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In order to achieve compliance with Section 404 within the prescribed period, management is in the process of adopting a detailed project work plan to assess the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented, remediate any control weaknesses that may be identified, and implement a continuous reporting and improvement process for internal control over financial reporting. Any failure to comply with Section 404, including issuing the required management report and obtaining the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

If we lose our status as a foreign private issuer, our compliance costs will increase.

We are a "foreign private issuer" as defined under the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.   If we lose our status as a foreign private issuer by our election or otherwise, we will be subject to additional reporting obligations under the Exchange Act which could increase our cost of operations.

ITEM 4 – INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

We are a Canadian corporation incorporated under the laws of the Province of Ontario.  Since April 2003, we have been a diversified natural resource company that invests in exploration, development and exploitation projects worldwide through our wholly-owned subsidiaries by acquiring joint venture, indirect and direct participation interests and working interests in those projects. During the fiscal year 2006, we sold our indirect participation interest in an oil exploration project and wrote off our working interest in a gas project owing to a dry test well. We currently do not own any interests in any oil or gas project or any natural resource project.  We are currently seeking opportunities to acquire oil and gas interests.  We have over $6.3 million in cash ($3 million) and marketable securities ($3.3 million) as of March 31, 2007.

We were originally incorporated under the Business Corporation Act (Ontario) in 1973 under the name Kamlo Gold Mines Limited and went through multiple name changes and five major changes in our business activities including a marine propulsion business, a snack food business, and an emerging technology investments business. Details of these changes are provided in our Registration Statement on Form 20-F dated June 12, 2000 and a summary is provided in our Annual Report on Form 20-F dated August 29, 2006.  On April 21, 2003, we changed our name to "Bontan Corporation Inc." when we adopted our business strategy to focus on the natural resource sector.

The Company’s registered office is situated at 47 Avenue Road, Suite 200,Toronto, Ontario, Canada M5R 2G3. The Company is a reporting issuer in the provinces of Ontario. The Company’s shares have been listed on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “BNTNF” in the United States.

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

(B)  BUSINESS OVERVIEW

Our long-term business plan continues to be focused on becoming a diversified natural resource company that invests in major oil and gas exploration prospects. Through our wholly-owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

It is our current belief that oil and gas exploration is a high priority all over the world and especially in North America. Higher price levels for both these natural resources which have occurred over the past twelve months encourage new drilling activities.  Our past experience with our two oil and gas projects enables us to more efficiently select and evaluate potential exploration projects in the oil and gas sector than in the other resource sectors.  During the past several months, we have received without solicitation opportunities to participate in oil and gas exploration projects as a result of our past involvement in similar projects.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.

We will focus only on oil and gas exploration projects;

b.

Preference will be given to projects that have proven but undeveloped reserves rather than probable or potential reserves;

c.

We will invest our resources in projects which involves multiple well exploration potentials;

d.

Preference will be given to explorations involving shallow wells (up to 7,500 ft.) rather than deep wells (over 15,000 ft.);

e.

Preference will be given to projects with other experienced partners who are involved in the project;

f.

We will attempt to allocate our cash or liquidity resources to more than one project.

However, if the Company is unable to find any suitable projects in oil and gas within a reasonable time, it may seek opportunities in other sectors, including alternative energy but not necessarily limited to the energy sector.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2006, the Company had the following wholly–owned subsidiaries:

Subsidiary	Date of incorporation / acquisition	Comments on current status

Foodquest Inc. (1)	August 13, 1993	Inactive since 1998. It is currently a shell with no assets or liabilities.
1388755 Ontario Inc. (1)	December 3, 1999

Inactive since April 2003. The subsidiary was engaged in development of a prototype of a wireless and portable Internet appliance for medical data logging system. However, due to several technical problems, the project was shelved and all investment written off. Currently a shell with no assets or liabilities.

Bontan Diamond Corporation (2)	20-Feb-04	Originally engaged in diamond mining in Brazil but business discontinued in December 2004 and has been inactive since then.
Bontan Oil & Gas Corporation	20-Feb-04

Held interest in oil exploration project, which was sold in July 2005 and also held interest in a gas exploration project, which was written off in December 2005 due to abandonment of the project due to dry well.

Bontan Gold Corporation (1)	20-Feb-04	Not yet active
Bontan Mineral Corporation (1)	20-Feb-04	Not yet active
Bontan Trading Corporation (1)	20-Feb-04	Not yet active

(1)

These subsidiaries were dissolved between February 7, 2007 and February 15, 2007.

(2)

The subsidiary was dissolved on March 31, 2007.

All the dissolved subsidiaries were inactive and had no assets or external liabilities. The decision to dissolve them was approved by the Board in order to reduce the administrative work in maintaining their records and filing obligations.

The Company has yet to receive a formal certificate of dissolution in respect of the above entities from the Ontario Ministry of Consumer Affairs.

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

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended March 31	2007	2006	2005
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	744	1,858	419
Expenses	(908)	(6,643)	(5,296)
Loss before discontinued operations	(164)	(4,785)	(4,877)
Discontinued operations	-	-	(180)
Net loss for year	(164)	(4,785)	(5,057)
Deficit at end of year	(32,074)	(31,910)	(27,125)

Overview

The following were the key events in fiscal 2007:

1.

The Company completed its private placement on April 16, 2006 and raised an additional $1.3 million between April 1, 2006 and the closing date. In this connection, the Company paid finder’s fee at 10% in cash and 10% (1,040,000) in warrants to Current Capital Corp., a related party.

2.

The Company initiated preparation of a prospectus and registration statement in Form F-3 for submission to US Securities and Exchange Commission in respect of shares issued and issuable under warrants issued under a private placement completed in April 2006. The prospectus became effective on November 30, 2006.

3.

The directors of the Company approved a new plan – 2007 Consultants Stock Compensation Plan covering 1.5 million common shares of the company for issuance to consultants in settlement of their fees for services to be rendered during 2007. The Plan was formally filed with a registration statement Form S-8 with US Securities and Exchange Commission and became effective on January 16, 2007.

4.

The Company received several exploration participation proposals during the year, of which it carried out a detailed due diligence on three oil project proposals but eventually decided against participating in any of them due to unsatisfactory results of the due diligence.

5.

The surplus funds continued to be gainfully invested in short term marketable securities. The cash and marketable securities at fair market value of at March 31, 2007 were $7.3 million compared to $5.8 million as at March 31, 2006. During the fiscal 2007, the company earned approximately 27% return on its short term investments of an average of approximately $2.6 million.

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

3.

The Company raised approximately $3.9 million through exercise of warrants and options by the existing shareholders and a new private placement.

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

Income

Income comprised the following:

Fiscal year ended March 31	2007	2006	2005

Realised gain on disposal of short term investments	650,508	618,707	417,255
Interest	93,278	31,109	1,606
Gain on sale of interest in oil exploration project	-	1,207,831	-
	$743,786	$1,857,647	$418,861

Gains on disposal of short term investments

At the end of the fiscal 2006, the Company was able to retain a surplus cash of approximately $2 million after writing off its working interest in gas project, which failed to explore a producing well and after meeting its working capital requirements. In addition, the Company raised approximately $2.7 million from the private placement between February and April 2006 net of finder’s fee. The management began reviewing new oil and gas projects for potential participation.

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

By the end of the fiscal 2007, the Company realized a net gain of $650,508 and an unrealized gain of $ 959,701 on its investments. Average of approximately $2.6 million remained invested through the year.

By the end of the fiscal year 2006, the Company realized a net gain of $618,707 on these investments and the market value of its holdings exceeded the carrying value by $746,928. Average of approximately $1 million remained invested through the year.

During the fiscal 2005, The Company made a net capital gain of approx. $417,000 from disposal of 15,262 shares of Interoil Corporation that it received by converting part of its advances for a oil exploration project in Papua new Guinea made in fiscal 2004 and certain other shares of non related corporations that it bought as part of its temporary investments of surplus funds.

Interest Income

Interest was earned on cash funds held at the brokerage firms before they are being invested in marketable securities.

Significantly higher interest income in fiscal 2007 was mainly due to higher cash balances being held. Average cash during the fiscal 2007 was approximately $3.2 million compared to $2.1 million in fiscal 2006 and $700,000 in fiscal 2005.

Gain on sale of Interest in oil exploration project – Fiscal 2006 only

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

Expenses

The overall analysis of the expenses is as follows:

Year ended March 31	2007	2006	2005

Operating expenses	$428,197	$584,377	$461,939
Stock based compensation	367,973	1,984,938	4,815,922
Exchange loss (gain)	111,659	194,758	17,898
Loss from discontinued operations	-	-	179,678
Write off of interest in gas exploration project	-	3,878,507	-
	$907,829	$6,642,580	$5,475,437

Operating Expenses

Travel, promotion and consulting -

Year ended March 31	2007	2006	2005

Travel, meals and entertainment	$ 101,075	$ 144,461	$ 58,675
Consulting	50,461	49,286	81,950
Promotion	7,191	82,007	61,178

	$ 158,727	$ 275,754	$ 201,803
% of operating expenses	37%	47%	44%

Travel, meals and entertainment

These expenses are primarily incurred by the key consultant, Mr. Terence Robinson in traveling to the USA and Europe and also in maintaining his net work which has been successfully used in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects for the Company.

During the fiscal 2006, the expenses included three visits to USA by the CEO, Mr. Kam Shah in attending the trade show where the Company had a booth, presenting to a group of financial consultants in New York and meeting business prospective. This was in addition to the expenses of Mr. Robinson as explained above.

Expenses in fiscal 2005 related to the visits by the CEO, Mr. Kam Shah, to the USA and Brazil in connection with the Company’s projects and prospective new business opportunities.

Consulting costs

Consulting fee in fiscal 2007 mainly consisted of fees paid to administrative assistant. Both Mr. Shah who was the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

Consulting fee  in fiscal 2005 related to cash fees  of $28,000  paid to Mr. Terence Robinson, the former CEO of the company who served as consultant, $13,000 (US$10,000) paid to Snapper Inc. under a consulting contract which was terminated on May 31, 2004 and the balance of the fees were paid to administrative assistant and other temporary consultants.

Promotion costs

There were no new promotional activities during the fiscal 2007.  Costs incurred related to costs of entertaining prospective and existing investors and business prospects.

During the fiscal 2006, several promotional programs were undertaken to promote the Company’s working interest in gas exploration project and overall awareness of the company’s affairs among the investing public. These programs included presentation to Financial analysts and money manager society in New York at the cost of approximately US$11,000, signing a booth for a two day Value rich expo in New York City at a cost of approximately 9,000, hiring two independent analyst firms to produce reports on the Company at a cost of approximately US$26,000 and enrolment to IR awareness and lead generation programs of independent firms.

Promotional costs for fiscal 2005 include general business entertainment costs of approx. $ 22,000 by Mr. Terence Robinson payable per consulting contract and special promotional efforts made through Google’s adwords and overtures of approx. $26,000.

Other operating costs -

Year ended March 31,	2007	2006	2005
Shareholder information	149,105	176,982	127,205
Professional fees	53,084	71,588	116,479
Other	67,281	60,053	16,452
	$ 269,470	$ 308,623	$ 260,136
% of operating costs	63%	53%	56%

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

The fee charged for fiscal 2007 was $136,249 and for fiscal 2006 the fee was $163,391 which included agreed fee of $143,391 and an additional fee of $20,000 for special work during various promotional efforts detailed under “promotion costs” above. Fees for fiscal 2005 were $117,053.

Professional fee

Fiscal 2007 professional fees consisted of audit fee of $ 31,700 and legal fee of $21,384. Legal fees related to filing of the 2007 Consultant Stock Compensation Plan, Registration statement for the shares issued and issuable under the 2006 private placement and other legal matters.

Fiscal 2006 fees included audit fee of $28,000 and approximately $35,000 for the legal fees. Increased legal fees were due to filing of registration statements for various stock compensation and option Plans and prospectus for warrants and shares issued under private placement.

Fiscal 2005 professional fee included fee of $36,000 charged by Kam Shah, CEO for accounting services, $22,478 for the audit services and balance was mostly legal fees. Higher legal fees were due to legal work involved in reviewing various project related documents and registration of stock compensation and stock option plans and issuing opinions under rule 144 with respect to the removal of restrictive legends on the restricted shares issued under the private placement.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

Other operating costs for fiscal 2005 included a credit of approximately $37,000 on account of  reversal of a provision for rent under dispute owing to lack of any further communication for over three years from the former landlord.

Stock based compensation

	2007	2006	2005

Stock compensation	367,973	839,786	695,834
Options granted	-	1,145,152	4,120,088
	$ 367,973	$1,984,938	$4,815,922

Deferred stock compensation	$ 314,208	$ 314,208	$1,732,929

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

During the fiscal 2007, the Company only registered one Plan and issued common shares to three existing consultants as explained below. No new consultants were hired due to lack of any active projects.

On January 16, 2007, the Company registered 2007 Consultant Stock Compensation Plan with the US Securities and Exchange Commission. The Company registered 1.7 million common shares under this Plan. On February 8, 2007, the company issued 1,150,000 common shares under this Plan to three existing consultants, who are all related parties, for a value of $313,486 based on the market price of the Company’s common shares on the date of their issuance.

The following table summarizes the stock granted by each consultant and nature of the services provided by the consultants:

#	Name	Period of service	# of shares to be issued	Market price (US$)	Fee in US$	CDN$ at	Brief description of services to be performed
						$1.1852
1	John Robinson (a)	Year ending June 30, 2008	300,000	$0.23	$69,000	$81,779	Searching and evaluating new oil and gas exploration project proposals and assisting Terence in managing our short term investment portfolios
2	Terence Robinson (b )	Year ending December 31, 2007	500,000	$0.23	$115,000	$136,298	Business development and managing our short term investment portfolios
3	Kam Shah	Year ending December 31, 2007	350,000	$0.23	$80,500	$95,409	Act as CEO/CFO
			1,150,000		$264,500	$313,485

(a)

John has been providing consulting services for the last few years. These services mainly included review of oil and gas proposals that are received and short listing them for further review and analysis by CEO. In addition, John also does constant research on companies acquiring oil and gas interest and major oil and gas plays under consideration. The research has always proved useful in negotiating proper terms on any proposals and saved the company from over paying. During the past year, John also played an important role in managing our short term investments of around $6 million. These investments grew by over 100% during the period and provided the Company with a healthy cash flow. Owing to the above, we have extended John's contract for another year to June 30, 2008 and negotiated settlement of his fee for this period by issuance of the recommended number of shares.

(b)

Terence provides two main services to the company. Owing to his extensive network, he is constantly in touch with some of our key shareholders and potential investors to ensure that whenever the company needs additional funding, it can be easily raised through private placement. We had two such successful placements during the past five years. The second important service is business development through his network. The company receives lucrative proposals for acquiring interest in oil and gas projects from contacts known to Terence. Once we finalize such a project, he also helps secure best pricing. For the past few months, Terence was involved in deciding on the marketable securities in which the company's surplus funds got invested on a short term basis. Our funds grew by over 100% owing to his selection of the marketable securities and decisions to buy and sell at the right time. He will continue to provide these services during the year 2006 and has agreed to accept the proposed number of common shares in lieu of his fees for such services.

During fiscal 2006, the board of directors of the Company approved and created three new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.

2005 Consultant Stock Compensation Plan covering one million common shares, which were issued to five consultants including directors and key consultants of the company for their services and valued at $327,827. $60,398 was expensed in fiscal 2006 and the balance was deferred.

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

Exchange Loss

The Company’s reporting unit of currency is the Canadian dollar. At the year end, all transactions in US dollar and other currencies are translated using either average rate for the year or the rates on the dates of transactions depending upon the nature of the transactions. All assets and liabilities in non- Canadian currencies are translated at either the closing rate or rates on the dates of the underlying transactions again depending upon the nature of these balances.

During the fiscal 2007, the Company had an exchange loss of $111,659 on year end translation of foreign currency balances. The Company’s subsidiary, Bontan Oil & Gas Corporation has US dollar as a functional currency. The subsidiary owes to the parent company over US$ 3 million, which resulted in a translation loss at the year end on conversion of the US dollar balances into Canadian dollar due to strengthening of the value of the Canadian dollar versus US dollar. One US dollar was equal to Canadian dollar 1.15 at March 31, 2007 compared to 1.17 at March 31, 2006.

Similar trend between the two currencies gave rise to an exchange loss of $194,758 at March 31, 2006. One US dollar was equal to Canadian dollar 1.17 at March 31, 2006 compared to 1.22 at March 31, 2005.

Loss for the fiscal year 2005 was relatively small - $17,898 since most of the assets were non current and were translated at historical rate which was higher than the year end rate.

Loss from discontinued operations – for fiscal year 2005 only

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

Write off of interest in gas exploration project

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million – CDN$ 4.3 million towards seismic survey, land leases and exploration costs of the first exploration test well, Placide Richard No.1, under the project.

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, as at September 30, 2005, the management decided to write off the carrying value of the interest in the gas project in full. Subsequently in December 2005, when final account was rendered, the Company received a refund of US$318,563, which reduced the amount actually written off at the end of the fiscal 2006.

During the fiscal 2007, the company received a final charge of $4,142 (US$ 3,638) relating to closure of the drilled well. No further charges are now expected in respect of this project.

Liquidity and Capital Resources

Working Capital

As at March 31, 2007, the Company had a net working capital of approximately $6.6 million compared to a working capital of $5.3 million as at March 31, 2006.

95% of the working capital - approximately $6.3 million - at March 31, 2007 was in the form of cash and short term investments compared to 94%  - $5 million at March 31, 2006.

Significant improvement in the liquid working capital was due to raising of equity through private placement and short term investments in marketable securities realising significant gains as explained earlier in this report.

Cash on hand as at March 31, 2007 was $3.0 million compared to $3.3 million as at March 31, 2006.

Operating cash flow

During the fiscal 2007, operating activities required net cash outflow of $529,323 which was off set by the net proceeds of $650,508 from the sale of short term investments. The Company was able to support its operating needs from the short term investment activities and was able to save the funds it raised from private placement for project investment purposes.

In fiscal 2006, the Company’s operating activities required net cash flow of $752,520 which was partly off set by the net proceeds from the sale of short term investments of $618,707 leaving a deficit of $133,813, which was financed from the funds raised through private placement.

The major decline in the operating cash requirement was due to the key management opting to shares and options in lieu of cash fees for their services.

Investment cash flows

During the fiscal 2007, the Company invested a net of $1.5 million in short term marketable securities while generating $650,508 from the sale of the short term marketable securities. These proceeds were primarily used for operational needs as explained above while funds raised through private placement were primarily used for investments.

There were three key investment activities during the fiscal 2006 that resulted in significant cash flows.

•

Sale of IPI interest in oil exploration project , as explained earlier in this report, generated a net cash flow of around $ 4 million – (US$ 3.2 million)

•

Approximately $3.7 million was spent on the gas exploration project in Louisiana during the fiscal year 2006.

•

A net sum of $1.7 million was invested in short term marketable securities through various brokerage firms, while generating $618,707 from the sale of short term marketable securities. The proceeds were used for the operational needs as explained above.

Overall investment activities in fiscal 2006 required a net cash outlay of $1.3 million before the net cash inflow form disposal of short term investments, which was primarily met from the equity funds raised under financing cash flows.

Financing cash flows

During the fiscal 2007, the Company raised an additional $1.2 million net of the finders’ fee from private placement which commenced in late fiscal 2006 and completed in April 2006.

The company generated approximately $4 million through financing activities during the fiscal 2006. The key financing activities in fiscal 2006 were as follows:

•

$2.2 million from exercise of warrants attached to the Units issued under the 2003 private placement.

•

Approximately $300,000 from exercise of options granted under various option plans discussed earlier in this report.

•

Approximately $1.7 million from a new private placement, which commenced on February 24, 2006 and completed on April 16, 2006.

The Company paid finder’s fee of $397,944 in connection with funds raised through warrant exercise and private placements during the fiscal 2006.

(C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2007, 2006 and 2005.

(D)

TREND INFORMATION

Our business is exploration of oil and gas so the price of these items has a direct impact on our prospects for success and our ability to raise capital. The recent trend for the price of oil and gas has been positive and has remained steady at relatively high historical prices. Management believes that the current trend will continue for the foreseeable future. History has shown, however, that there can be no such assurances.

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(E)

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2007, 2006 and 2005, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)

CONTRACTUAL OBLIGATIONS

Not applicable.

(G)

SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah Director and Chairman Chief Executive Officer and Chief Financial Officer	Director – Argen Energy Corp.	Provides accounting services to Current Capital Corp. and a part time practice as chartered accountant.
Terence Robinson Key Consultant	None	President of TR Network Inc. – an independent organisation providing business and financial services.
Dean Bradley – Director	Director of Quasar Aviation Corporation and Quasar-Lite, Inc.	Chief Executive Officer of Quasar Aviation Corporation and Quasar-Lite, Inc.
Brett D. Rees – Director effective December 8, 2006	Director of five Canadian private corporations.	Independent broker in life and other insurance products and personal and estate financial planning.

Kam Shah joined the Company as a Chief Financial Officer and was appointed to the Board on January 3, 1999. He worked with Pricewaterhouse Coopers LLP and Ernst & Young. He is a US Certified Public Accountant and a Canadian Chartered Accountant.  He has over fifteen years of international experience in corporate financial analysis, mergers & acquisitions. Mr. Shah is responsible for the financial and statutory matters of the Company and effective May 17, 2004, following resignation of the Chairman, Mr. Terence Robinson, has also assumed the responsibilities of the chairman of the Board and Chief Executive Officer of the Company.

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

Brett Rees was appointed as independent director and a member of the audit committee effective December 8, 2006. Mr. Rees is a Chartered life underwriter, financial consultant and financial planner and a licensed mutual funds manager. He has over twenty years of experience in various insurance products, estate planning, pension planning for individual and corporation and in group benefit assessments. He is currently an officer/director in five Canadian private corporations including Resolution Oil & Gas Ltd., Resolution Mining Ltd and Platinum Equity Funding.

Damian Lee had been appointed as non-executive director on April 12, 2005 and resigned on December 8, 2006.

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

Family Relationships

There are no family relationships between any of the persons named above.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management.

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

2.

Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2007, 2006 and 2005.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation (4)	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)

Kam Shah - CEO and CFO (3)	2007	95,409
CEO and CFO	2006	86,112
CFO	2005	36,000	-	1,100	450,000/ nil	-	-	-

Terence Robinson - CEO/Consultant (5)	2007	136,298
CEO/Consultant	2006	143,520			1,100,000 (6)/ nil
CEO	2005	311,250	-	-	2,090,000 /nil	-	-	-

Dean Bradley - an independent director (7)	2007	-
	2006	5,980
	2005	-	-	-	20,000/nil	-	-	-

Damian Lee - an independent director (8)	2007	-
	2006	5,980
	2005	-	-	-	-	-	-	-

John Robinson - Consultant (9)	2007	81,779
	2006	273,357			807,500/ nil
	2005	56,950			1,107,500/ nil

Notes:

1.

“SAR” means stock appreciation rights.

2.

“LTIP” means long term incentive plan.

3.

Mr. Shah was CFO until May 17, 2004. Since that date he also assumed the responsibility of CEO following the resignation of Mr. Terence Robinson as CEO on that date. Mr. Shah received 350,000 common shares during the fiscal 2007 valued at $95,409, 288,000 common shares during the fiscal 2006 valued at $86,112 and a cash fee of $36,000 in fiscal 2005 as fee for his services as CEO/CFO during these years.

4.

Mr. Shah was given an interest-free loan of $20,000 in fiscal 2004. The loan was settled On March 31, 2005. The amount shown under other annual compensation against Mr. Shah represents the value of imputed interest on the loan at 5.5%.

5.

Mr. Terence Robinson was CEO of the Company until May 17, 2004 on which date he resigned as CEO and continued as consultant with the Company. He received 500,000 common shares in fiscal 2007 valued at $136,298, 480,000 common shares in fiscal 2006 valued at $143,520 and cash payment of $28,037 plus 145,250 common shares valued at $283,213 in fiscal 2005 as fee for his services during these years.

6.

Mr. Terence Robinson was issued 1.1 million options in fiscal 2006 for his services in connection with sale of the Company’s interest in oil exploration project in Papua New Guinea. These options are valid for two years from the date of their issuance and are convertible into equal number of common shares of the company at a conversion price of US$0.50 per option. The options are issued under “The Robinson Plan”.

7.

Mr. Dean Bradley received fee in the form of 20,000 common shares valued at $5,980 in fiscal 2006. However, he returned the common shares for cancellation and instead accepted a cash payment of $5,522 in fiscal 2006.

8.

Mr. Damian Lee received fee in the form of 20,000 common shares valued at $5,980 in fiscal 2006. Mr. Lee received no compensation in fiscal 2007 and resigned from the board on December 8, 2006.

9.

Mr. John Robinson has been providing consulting services involving projects evaluation and management of short term investments. He is brother of Mr. Terence Robinson and is a sole owner of Current Capital Corp., a related corporation. Mr. John Robinson received 300,000 common shares in fiscal year 2007 valued at $ 81,779, 299,048 common shares in fiscal 2006 valued at $273,357 and 82,143 common shares in fiscal 2005 valued at $ 56,950 for his services during these years.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Bontan Corporation Inc. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 6 meetings during our financial year ended March 31, 2007.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit Committee, as more particularly discussed below.

Audit Committee

The members of the audit committee consisted of Dean Bradley and Damian Lee until December 8, 2006 when Mr. Lee resigned and was replaced by Mr. Brett Rees as an independent director who became another member of the audit committee. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

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

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive and would not serve any useful purpose for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Dean Bradley and Brett Rees.

(D)  EMPLOYEES

The Company presently has no permanent employees. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Corporation had the following plans as at March 31, 2007:

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

7.

2005 Consultant Stock Compensation Plan covering I million shares registered under the Act on December 5, 2005.

8.

2007 Consultant Stock Compensation Plan covering 1.7 million common shares registered under the Act on January 16, 2007.

All options under 1999 Plan, 2003 plan and The Robinson Plan were issued and as at May 10, 2007, the date of this report, 4,795,000 options were outstanding. No options have yet been issued under the 2005 Plan.

All shares reserved under the 2001, 2003 and 2005 Compensation Plans and 1,150,000 common shares under 2007 Compensation Plan were issued before March 31, 2007.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 31, 2007:

Name	# of Common shares held at March 31, 2007	# of stock options	Exercise price - in US$	Expiry date(s)
Kam Shah	731,000	100,000	$0.50	11-May-09
		125,000	$0.50	18-Aug-09
		125,000	$0.75	18-Aug-09

Terence Robinson	500,000	1,690,000	$0.50	18-Aug-09
		1,100,000	$0.50	5-Dec-10

Dean Bradley	-	15,000	$0.35	11-May-09
		5,000	$1.00	18-Aug-09

Damian Lee	20,000

John Robinson *	2,012,500	1,615,000	$0.35	28-Oct-09

* Includes 1,712,500 held in the name of Current Capital Corp., which is fully owned by Mr. John Robinson

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

As at May 10, 2007, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approx. 61% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not fully available. The following are the other shareholders holding more than 5% of the common shares of the company as at May 10, 2007.

Name of Shareholder	No. of Shares	% of Issued Shares

Current Capital Corp.	2,012,500	7.0%
Pinetree Resource Partnership	3,112,000	10.86%

At May 10, 2007, the Company had 28,645,203 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 98 record holders excluding the beneficial shareholders held through the intermediaries, 54 of which, holding an aggregate of 4,118,553 shares (14.38%) of common stock, were in the United States.

One of the private placees of the 2006 private placement exercised 215,000 warrants subsequent to March 31, 2007 and was thus issued 215,000 common shares.

The Company is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Company is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

(B) RELATED PARTY TRANSACTIONS

Given below is background information on some of the key related parties and transactions with them:

1.

Current Capital Corp. (CCC).  CCC is a related party in following ways –

a.

Director/President of CCC, Mr. John Robinson is a consultant with Bontan

b.

CCC provides media and investor relation services to Bontan under a consulting contract.

c.

Chief Executive and Financial Officer of Bontan is providing services to CCC as CFO.

d.

CCC and John Robinson hold significant shares in Bontan.

Bontan shares premises with CCC for which CCC charges on a quarterly basis for the rent, phone and utilities based on the actual costs and area occupied. Charges from CCC reflect actual costs and do not include any mark ups.

Another charge from CCC relates to the investor relations and media relation services provided under a contract. The charge is a fixed sum of US$10,000 per month plus taxes.

CCC also charged a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements. In addition, It also received 1,040,000 warrants at 10% of the Units issued.

2.

Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.

Mr. Terence Robinson used to be providing services as chief executive officer until May 2004 and was also a director until that date. Currently, Mr. Robinson is providing services as a key consultant under a five-year contract. His services include sourcing of new business opportunities on behalf of the company using his extensive network of business contacts. His remuneration is paid mostly in shares on an annual basis.

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

(i)

Included in shareholders information expense is $136,249 (2006 – $143,391; 2005 – $117,053) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $5,666 for rent, telephone, consultants’ fees and other office expenses (2006: $8,200 and 2005: $24,000).

(iii)

Finders fee of $740,043(2006: $397,944, 2005: $35,238) was charged by CCC in connection with the private placement. The fee included cash fee of $130,313 and 1,040,000 warrants valued at $609,730 using a Black-Scholes option price model.

(iv)

Business expenses of $10,279 (2006 - $15,805; 2005 - $15,205) were reimbursed to directors of the corporation and $85,862 (2006 - $143,987, 2005: $93,244) to a key consultant and a former chief executive officer of the Company.

(v)

Shares issued to directors under Consultant’s stock compensation plan –330,000 valued at $89,429 (2006 - 328,000 valued at $98,072, 2005: nil,). Shares issued to a key consultant and a former chief executive officer of the Company under the Consultant stock compensation plan –500,000 valued at $ 136,298 (2006: 480,000 valued at $ 143,500, 2005: 290,500 valued at $566,426).

(vi)

Options issued to directors under Stock option plans – 2007: nil (2006: nil, 2005:  485,000 valued at $541,910). Options issued to a key consultant and a former chief executive officer of the Company under Stock option plans:  nil (2006: 1,100,000 options valued at 655,779,  2005: 2,090,000 valued at $1,002,738 )

(vii)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2006: $ nil, 2005 - $12,786).

(viii)

Payable and accrual includes $3,471 (2006: $7,145, 2005 $nil) due to CCC, $1,431 (2006: $1,758, 2005: $nil) due to a director and $7,099 (2006: $3,562, 2005: $ nil) due to a key consultant and a former chief executive officer of the Company.

(ix)

Interest income includes $1,398 (2006 & 2005: $nil) representing interest received from Chief Executive officer on loan of $25,000 repaid by him during the year.

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

Mr. Shah, the CEO and CFO of the Company borrowed $25,000 on December 6, 2005, repayable within six months and carrying interest at 5.5% per annum. The loan was fully paid with interest on December 12, 2006.

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

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

 (B)  SIGNIFICANT CHANGES

There were no corporate changes and other significant events that occurred subsequent to March 31, 2007 up to the date of this report, May 10, 2007.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High In US$	Low In US$
2007	0.75	0.22
2006	1.51	0.20
2005	2.15	0.33
2004	2.47	0.21
2003	2.38	0.21

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

March 2007	0.30	0.23
December 2006	0.38	0.25
September 2006	0.60	0.25
June 30, 2006	0.75	.48
March 31, 2006	0.66	.23
December 31, 2005	1.45	.20
September 30, 2005	1.53	.68
June 30, 2005	1.05	.58

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

April 2007	0.45	0.29
March 2007	0.30	0.22
February 2007	0.27	0.23
January 2007	0.29	0.24
December 2006	0.34	0.25
November 2006	0.38	0.30

(B)  PLAN OF DISTRIBUTION

Not applicable.

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

1.

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

Except as may be provided under the Investment Canada Act (the "ICA"), there are no specific limitations under the laws of Canada, the Province of Ontario, or in the Notice of Articles and Articles of the Company with respect to the rights of non-residents of Canada to hold and/or vote securities of the Company.

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

(E)  TAXATION

Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax considerations applicable to holders of our common shares who, for purposes of the Income Tax Act (Canada) (the “ITA”), deal at arm’s length with the Company, hold such shares as capital property, do not carry on business in Canada, have not been at any time residents of Canada for purposes of the ITA and are residents of the United States (“US Residents”) under the Canada-United States Income Tax Convention as amended by the Protocols thereto (the “Convention”).

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

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our Company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

The Convention provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)

the holder is a U.S. LLC which is not subject to tax in the U.S.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

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

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada;

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition, or

(d)

the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

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

As discussed below, we believe that we might be considered a “passive foreign investment company” for the taxable year ended March 31, 2007. There can be no assurance that we will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year, or that we will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

We believe that Bontan has during the fiscal year 2007 and is currently a PFIC since we do not have any active projects and our surplus funds are being held in short term investments and our main sources of revenue are gains from disposal of these investments and interest on the funds on hand.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after December 31, 1986 for which we were not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

(F)  DIVIDEND AND PAYING AGENTS

Not applicable.

(G)  STATEMENT BY EXPERTS

Not applicable.

(H)  DOCUMENTS ON DISPLAY

The documents concerning the Company referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3. The Company may be reached at (416) 929-1806. Documents filed with the Securities and Exchange Commission ("SEC") may also be read and copied at the SEC's public reference room at 100F Street, N. E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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

Financial Market and Credit Risk

At March 31, 2007 we had invested approximately $3.3 million (March 31, 2006: $1.8 million) in short-term marketable securities.  A fundamental objective of our investment policy is to obtain better than bank interest return on the surplus funds being held while we review and finalize opportunities for participation in oil and gas projects. Our investments are mostly in marketable securities quoted and traded on Canadian or US exchanges. We have consultants with extensive experience monitoring our investments on a daily basis and therefore believe that we will be able to respond on time to any major factors affecting the value of our investments and reduce or eliminate the risks of significant market price fluctuations. Further discussion of our investment strategy is set forth in item 3D under the heading “Our short term investments are susceptible to market fluctuations and other risks”.

Foreign Currency Risk

We operate internationally, however the majority of our expenditures are in Canadian or United States dollars. As at March 31, 2007; approximately $5 million – 75% -  of our assets were held in US dollar.  (As at March 31, 2006: $3.1 million or 57%).  We incurred a foreign exchange loss of $111,659 for the year ended March 31, 2007 (see “ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS – OPERATING RESULTS - Other Income and Expenses”).   Due to our net United States dollar working capital position in Fiscal 2007 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss.

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

ITEM 15  - CONTROLS AND PROCEDURES

a) Disclosure controls and procedures

We have no employees. Our Chief Executive Officer who also serves as Chief Financial Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors. We therefore do not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Corporation to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

In July 2006 a comprehensive review of risk factors facing the Corporation was undertaken by management and the board of directors. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

The CEO, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures (as defined in U.S. Exchange Act Rule 13a-14(c)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to him by others within the Corporation during the period in which this Form 20-F was being prepared.

There were no significant changes in the Corporation's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO completed his evaluation, nor were there any significant deficiencies or material weaknesses in the Corporation's internal controls requiring corrective actions other than the lack of segregation of duties.

b) Management’s annual report on internal control over financial reporting

Not applicable, pursuant to temporary rules of the Securities and Exchange Commission.

c) Attestation report of the registered public accounting firm

Not applicable, pursuant to temporary rules of the Securities and Exchange Commission.

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2007, the audit committee consisted of two directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

Effective December 8, 2006, Mr. Damian Lee was replaced by Mr. Brett Rees as independent director and a member of the audit committee. Mr. Dean Bradley continues as a financial expert.

ITEM 16 (B)   CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors. A copy of our current code of ethics is included in the exhibits to this report.

ITEM 16  (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	March 31 2007	March 31 2006

Audit Fees (1)	25,000	28,000
Tax Fees (2)	3,620	-

(1)

Audit fees for the fiscal year 2007 have not yet been billed by our auditors. The amount shown is the management’s estimate.

(2)

Tax fees comprised $2,620 paid for the US corporation tax returns preparation for the years 2005 and 2006 and an accrual of $1,000 for the year 2007.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not required as to the fiscal year ended March  31, 2007, which is the period covered by this Annual Report on Form 20-F.

ITEM 16 (E)

- PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended March 31, 2007, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 16 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - EXHIBITS

(a)

Financial Statements

Description of Document	Page No.
Cover Sheet	F-1
Independent Auditor’s Report dated April 27, 2007	F-2
Consolidated Balance Sheets as at March 31, 2007 and 2006	F-3
Consolidated Statements of Operations for the Fiscal Years Ended March 31, 2007, 2006 and 2005	F-4
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2007, 2006, and 2005	F-5
Consolidated Statements of Shareholders’ Equity for the Fiscal Years Ended March 31, 2007, 2006, and 2005	F-6
Notes to the Financial Statements	F-7

Previous independent Auditors’ Report dated July 27, 2005 covering fiscal year 2005 – Incorporated herein by reference to Exhibit (a) F-8 to the Company’s Annual Report in Form F-20/A for fiscal year 2006 filed on February 5, 2007.

(b)

Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1

Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.2

By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.3

Certificate of name change from Kamlo Gold Mines Limited to NRT Research Technologies Inc. - Incorporated herein by reference to Exhibit 1(iii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.4

Certificate of name change from NRT Research Technologies Inc. to NRT Industries Inc. - Incorporated herein by reference to Exhibit 1(iv) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.5

Certificate of name change from NRT Industries Inc. to CUDA Consolidated Inc. - Incorporated herein by reference to Exhibit 1(v) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.6

Certificate of name change from CUDA Consolidated Inc. to Foodquest Corp. - Incorporated herein by reference to Exhibit 1(vi) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.7

Certificate of name change from Foodquest Corp. to Foodquest International Corp. - Incorporated herein by reference to Exhibit 1(vii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.8

Certificate of name change from Foodquest International Corp. to Dealcheck.com Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.9

Certificate of name change from Dealcheck.com Inc. to Bontan Corporation Inc. - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003.

2(a)

Specimen Common Share certificate - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003.

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

4(c)3

Letter dated February 8, 2007 extending the Consulting Agreement with Mr. John Robinson to June 30, 2008.

4(c)(iv)1

The Robinson Option Plan, 2005 Stock Option Plan and 2005 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on December 5, 2005.

4(c)(iv)2

2007 Consultant Stock Compensation Plan – Incorporated herein by reference to Form S-8 filed on January 16, 2007.

11

Code of ethics of the Company.

12.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 10th day of May, 2007.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah

Title:  Chairman and CEO