Form 20-F
period 2008-03-31
BONTAN CORP INC
filed 2008-08-28
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

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

Kam Shah, 416.929.1806,kam@bontancorporation.com, Fax: 416.929.6612
47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Name,telephone,e-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 30,095,743 as at March 31, 2008

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act     Yes        No X__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes   No X

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.     Yes X     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer_____ Accelerated filer_____ Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP International Financial Reporting   Other    X
Standards as issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow    Item 17:  X Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   No  X

FORWARD LOOKING STATEMENTS

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

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approximately 87% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2008, 2007 and 2006. These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2004 through 2008 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2008	2007	2006	2005	2004
		(Restated)	(Restated)

Revenue	321,755	$743,786	$1,857,647	$418,861	$251
Loss from continuing operations	$(571,799)	$(164,043)	($4,784,933)	($4,876,898)	($1,360,958)
Loss from discontinued operations	$-	$-	$-	($179,678)	$-
Net Loss	$(571,799)	$(164,043)	($4,784,933)	($5,056,576)	($1,360,958)
Net loss per share (1)	($0.02)	($0.01)	($0.31)	($0.43)	($0.26)
Working capital (Deficit)	$5,173,892	$6,624,466	$5,285,784	$4,734,269	($311,005)
Total assets	$5,239,122	$6,672,918	$5,450,772	$5,075,158	$3,085,584
Capital stock	$32,901,488	$32,413,811	$32,175,000	$28,280,890	$24,287,903
Warrants	$2,153,857	$2,215,213	$951,299	$-	$-
Contributed surplus	$4,077,427	$4,069,549	$4,069,549	$3,795,078	$-
Accumulated other comprehensive loss	($1,306,768)
Shareholders' equity	$5,180,098	$6,624,466	$5,285,784	$4,950,837	$2,219,348
Weighted average number of shares outstanding (2)	28,840,653	27,472,703	15,655,023	11,700,303	5,221,071

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total number of shares outstanding at the end of each of the months by twelve.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2008	2007	2006	2005	2004

Loss for year	($571,799)	($52,384)	($4,590,175)	($5,238,898)	($1,407,665)
Comprehensive Loss	($2,838,269)	$795,658	($4,038,005)	($5,273,144)	($1,360,958)
Loss per share -Basic and diluted	($0.02)	$0.00	($0.29)	($0.45)	($0.26)
Total assets	$5,239,122	$7,632,619	$6,197,700	$4,858,590	$3,085,584
Shareholders' equity	$5,180,098	$7,584,167	$4,734,269	$4,734,269	$2,219,348

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On June 30, 2008, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was CDN $1.02=US$1

The following table sets out the high and low exchange rates in US dollar for one Canadian dollar for each of the last six months

2008	June	May	April	March	February	January

High for period	$1.00	$1.02	$1.00	$1.02	$1.03	$1.02
Low for period	$0.97	$0.98	$0.97	$0.97	$0.98	$0.96

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31
	2008	2007	2006	2005	2004
Average for the year	1.03	1.14	1.19	1.28	1.35

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

We have incurred significant operating losses during recent fiscal years. We have not yet had any revenue from the exploration activities nor have we ever found that development activity is warranted on any of our properties.  As of March 31, 2008, we had an accumulated deficit of approximately $33 million.  We currently have no interest in any oil or gas property or any natural resource project.

We expect to continue to incur losses until it is determined that properties or projects in which we may acquire interests in the future can be sufficiently developed for commercialization. Even if it is determined that such properties or projects should be developed for commercialization, there is no certainty that we will produce revenue, operate profitably or provide a return on investment in the future. We cannot assure you that we will be able to achieve or sustain profitable operations in the future.

We are in the process of seeking opportunities in oil and gas and any other sectors and currently do not own any interests or properties.

Currently, we do not own any interest in any oil or gas project or any other project.  We are assessing various opportunities, none of which may meet our eligibility requirements. Consequently, we may not own any interest for an indeterminate amount of time.  As a result, we will use our cash resources to pay for expenses and costs we incur in our efforts to identify appropriate opportunities as well as for our standard operating costs.

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

We have approximately $4.9 million in cash ($1.3 million) and marketable securities ($3.6 million fair value) as of March 31, 2008. Our marketable securities are primarily securities of publicly held Canadian corporations.  The value of these securities is subject to market fluctuations as well as the specific risks of each particular issuer.  Although we believe we have diversified our portfolio, we may lose some of our original investment in the event that an investment does not perform as anticipated.

Further, approximately $1.1 million or 31% of our investments are invested in one Canadian marketable security. While the market value of this security at March 31, 2008 was less by approximately $800,000 than its average cost of $1.9 million, it rose to $2 million on June 30, 2008, the date of this report, there is no guarantee that the market price would continue to be higher than our cost. In the event, we are unable to or do not sell these securities on time and their market price gets adversely affected for whatever reasons, we may lose significant sum of money. We are minimising this risk by having all our investments monitored on a daily basis by consultants with substantial experience and knowledge of the investment market.

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

At March 31, 2008, we had approximately 30 million shares of common stock outstanding. We also have approximately 12.8 million and 4.8 million shares of commons stock issuable under presently exercisable warrants and options, respectively, All such shares are registered pursuant to an effective registration statement under the Act and are eligible for resale in the public market.  Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

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

Beginning with our annual report for the year ending March 31, 2008, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Effective fiscal year 2010, that report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In order to achieve compliance with Section 404 within the prescribed period, management had already completed its initial assessment of  the adequacy of our internal control over financial reporting, validated through testing that controls were functioning as documented, remediated any control weaknesses that were identified, and implemented  a continuous reporting and improvement process for internal control over financial reporting. Any failure to obtain the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

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

ITEM 4 – INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

We are a Canadian corporation incorporated under the laws of the Province of Ontario.  Since April 2003, we have been a diversified natural resource company that invests in exploration, development and exploitation projects worldwide through our wholly-owned subsidiaries by acquiring joint venture, indirect and direct participation interests and working interests in those projects. During the fiscal year 2006, we sold our indirect participation interest in an oil exploration project and wrote off our working interest in a gas project owing to a dry test well. We currently do not own any interests in any oil or gas project or any natural resource project.  We are currently seeking business opportunities all sectors including Resource, Healthcare and High technology. We have approximately $4.9 million in cash ($1.3 million) and marketable securities ($3.6 million) as of March 31, 2008.

We were originally incorporated under the Business Corporation Act (Ontario) in 1973 under the name Kamlo Gold Mines Limited and went through multiple name changes and five major changes in our business activities including a marine propulsion business, a snack food business, and an emerging technology investments business. Details of these changes are provided in our Registration Statement on Form 20-F dated June 12, 2000 and a summary is provided in our Annual Report on Form 20-F dated August 29, 2006.  On April 21, 2003, we changed our name to "Bontan Corporation Inc." when we adopted our business strategy to focus on the natural resource sector. During the fiscal 2008, we reviewed several oil and gas exploration and development projects but were unable to successfully participate as some projects were found too expensive while others did not meet our technical due diligence. We therefore began looking into business opportunities in other sectors, especially health and pharmaceutical and internet and high technology. We intend to aggressively seek opportunities in these sectors and become operational again in fiscal 2009.

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

(B)  BUSINESS OVERVIEW

Our long term business plan is focused on participating in a business activity in any sector which can provide opportunities to increase the value of our shareholders equity. While our thrust is still aimed towards oil and gas sector, we have now begun reviewing business proposals in alternative energy sector, healthcare and pharmaceutical sector and Internet and high technology sector. In our views all these sectors provide business opportunities which will meet our mandate of enhancing shareholders’ equity in a long run.

Through our wholly-owned subsidiaries, we will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

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

However, if the Company is unable to find any suitable projects in oil and gas within a reasonable time, it may seek opportunities in other sectors as explained earlier.

Meanwhile, our short term strategy is to have the surplus cash invested mostly in marketable securities to achieve higher returns than would be possible if these funds were to remain in a bank account.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2008, the Company had only one subsidiary, Bontan Oil and Gas Corporation, which was incorporated on February 20, 2004 as an Ontario corporation, wholly owned by the Company.

The following subsidiaries were dissolved during the fiscal 2007 in order to reduce the administrative work in maintaining theory records and filing obligations. However, the formal certificate of dissolution for these subsidiaries were issued during the fiscal 2008 as indicated against their names

Foodquest Inc.	June 27, 2007
Bontan Gold Corporation	June 15, 2007
Bontan Trading Corporation	June 27, 2007
Bontan Mineral Corporation	June 27, 2007
1388755 Ontario Inc.	June 27, 2007
Bontan Diamond Corporation	June 27, 2007

All the dissolved subsidiaries were inactive and had no assets or external liabilities.

(D) PROPERTY PLANTS AND EQUIPMENT

The administrative head office of the Company is located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There is no long-term lease commitment.

The Sub-leased area is approximately 950 sq .ft.

See Operating and Financial Review and Prospects – Item 5 for further details.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended March 31	2008	2007	2006
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	322	744	1,858
Expenses	(894)	(908)	(6,643)
Net loss for year	(572)	(164)	(4,785)
Deficit at end of year	(32,645)	(32,074)	(31,910)

Overview

The following were key events in fiscal 2008:

1.
The management received and evaluated twenty two business proposals during the fiscal 2008. Eight in Oil and Gas sector, four in health and pharmaceutical sector, five in Internet and high technology sector, four in alternative energy sector and one was in banking sector. Unfortunately, none of these projects met with our acceptance criteria. they were either not supported by technically experienced partners or were too expensive to be profitable for the Company or highly speculative in nature with relatively longer potential payback period.

2.
The Company carried out a formal evaluation of design and operation of its internal controls over financial reporting based on the framework and criteria established in internal control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. The evaluation resulted in a formal development of an internal control manual which was updated as at March 31, 2008 and will be followed to ensure adequate controls on the financial reporting by the Company and also to ensure compliance with the relevant statutory requirements in  Canada  and the USA.

3.
During the fiscal year 2008,  the Company developed a supplementary plan to the existing 2007 Consultant Stock Compensation Plan to add one million common shares of the Company to the existing Plan. The supplemental plan was registered with the Securities and Exchange Commission on December 12, 2007.

4.	The surplus funds meanwhile were continued to be invested in marketable securities. Approximately $2 million were realised from the sales and $3.4 million were invested during the fiscal year 2008.

5.
Two new accounting standards issued by the Canadian Institute of Chartered Accountants were adopted by the Company as at April 1, 2007 on a prospective basis. These are more fully explained in note 2 to the consolidated financial statements for the fiscal year 2008 included in this report.

6.
The Company corrected an error in valuation of warrants and share capital retroactively as more fully explained in note 9(a) (ii) to the consolidated financial statements for the fiscal year 2008 included in this report.

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

Income

Income comprised the following:

Fiscal year ended March 31	2008	2007	2006

Realised gain on disposal of short term investments	248,455	650,508	618,707
Interest	73,300	93,278	31,109
Gain on sale of interest in oil exploration project	-	-	1,207,831
	$ 321,755	$ 743,786	$ 1,857,647

Gains on disposal of short term investments

As explained earlier in this report, the management chose to invest surplus funds into marketable securities on a short term basis while it seeks business opportunities.

During the fiscal year 2008, the Company sold investments of approximately $ 2 million, earning an average of 12% return.

During the fiscal year 2007, the Company disposed of investments worth approximately $5.5 million, earning an average return of 12% and

During the fiscal year 2006, the Company disposed of investments worth $3.2 million and earned an average return of approximately 19%.

Interest Income

Interest was earned on cash funds held at the brokerage firms before they are being invested in marketable securities.

Significantly higher interest income in fiscal 2007 was mainly due to higher cash balances being held. Average cash during the fiscal 2007 was approximately $3.2 million compared to $2.1 million in fiscal 2008 and $1 million in fiscal 2006.

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

Expenses

The overall analysis of the expenses is as follows:

Year ended March 31	2008	2007	2006

Operating expenses	$ 437,465	$ 424,055	$ 584,377
Consulting fee settled for common shares	314,248	367,973	1,984,938
Exchange loss	141,841	111,659	194,758
Write off of interest in gas exploration project	-	4,142	3,878,507
	$ 893,554	$ 907,829	$ 6,642,580

Operating Expenses

Travel, promotion and consulting -

Year ended March 31	2008	2007	2006

Travel, meals and entertainment	$ 120,008	$ 101,075	$ 144,461
Consulting	82,217	50,461	49,286
Promotion	-	7,191	82,007

	$ 202,225	$ 158,727	$ 275,754
% of operating expenses	46%	37%	47%

Travel, meals and entertainment

These expenses are primarily incurred by the key consultant, Mr. Terence Robinson in traveling to the USA and Europe and also in maintaining his net work which has been successfully used in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects for the Company.

Travel, meals and entertainment costs during fiscal 2008 included trips to USA, Europe and Middle East by Mr. Robinson. These visits resulted in some of the business proposals that were sent to us. They also helped introduce our Company to new investors in Middle East and Europe.

Consulting costs

Consulting fee in fiscal 2007 mainly consisted of fees paid to administrative assistant. Both Mr. Shah, the CEO and CFO and Mr. Robinson, the key consultant accepted shares in lieu of their fees to minimize the cash outlay of the Company.

Consulting fees for fiscal 2008 included $30,000 paid to Mr. Shah as a onetime fee for services provided in connection with design and evaluation of internal controls and development of a manual.

Promotion costs

There were no new promotional activities during the fiscal years 2007 and 2008.  Costs incurred in fiscal year 2007 related to costs of entertaining prospective and existing investors and business prospects.

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

Other operating costs -

Year ended March 31,	2008	2007	2006
Shareholder information	133,502	149,105	176,982
Professional fees	34,601	53,084	71,588
Other	67,137	63,139	60,053
	$ 235,240	$ 265,328	$ 308,623
% of operating costs	54%	63%	53%

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

The fee charged for fiscal 2008 was $124,230 and for 2007 was $136,249.  The difference was due to significant changes in the exchange rates between Canadian and US dollars. The fee for fiscal 2006 was $163,391 which included agreed fee of $143,391 and an additional fee of $20,000 for special work during various promotional efforts detailed under “promotion costs” above.

Professional fee

Professional fees primarily consist of audit and legal fees.

For fiscal year 2008, audit fee was $25,000 and legal fees were $9,601. The legal fee was mainly relating to registration of supplementary stock compensation plan. And other legal advise.

Fiscal 2007 professional fees consisted of audit fee of $ 25,700 for fiscal 2007 and $6,000 for fiscal 2006 not accrued in that fiscal year and legal fee of $21,384. Legal fees related to filing of the 2007 Consultant Stock Compensation Plan, Registration statement for the shares issued and issuable under the 2006 private placement and other legal matters.

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

Effective January 1, 2008, the Company increased its rental space from around 300 sq.ft. to  960 sq.ft. as a result, the rental cost has also increased  from approximately $ 500 to $1,800. The other overheads have remained consistent on a year to year basis.

Consulting fees settled for common shares

	2008	2007	2006

Stock compensation	314,248	367,973	839,786
Options granted and expensed	-	-	1,145,152
	$ 314,248	$ 367,973	$1,984,938

Prepaid consulting services	$ 285,896	$ 276,146	$ 314,208
       Stock                                                                                $ 278,018                                   $ 276,146                                $ 314,208

        Options                                                                               7,878                                           --

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

During fiscal year 2008, the company registered a supplementary Plan to the existing 2007 Consultant Stock Compensation Plan. An additional one million common shares were registered under this Plan with Securities and Exchange Commission. In addition, the Company had 350,000 common shares unissued from the existing Plan. The total of 1,350,000 common shares was issued to three consultants in lieu of their fees for services to be provided as follows:

#	Name	Period of service	# of shares to be issued	Date of issuance of stock (a)	Market price (US$)	Fee in US$	CDN$ at	Brief description of services to be performed	Comments
							$1.0181
1	John Robinson (a)	Year ending June 30, 2009	350,000	28-Mar-08	$0.23	$80,500	$81,957	Searching and evaluating new project proposals, assisting Kam Shah in such evaluation and assisting Terence in managing our short term investment portfolios	Consultant - per Contract extension letter dated August 15, 2005
2	Terence Robinson(b )	Year ending December 31, 2008	550,000	28-Mar-08	$0.23	$126,500	$128,790	business development and managing our short term investment portfolios	Currently under a consultaing contract dated April 1, 2003 valid up to March 31, 2009.
3	Kam Shah ( c)	Year ending December 31, 2008	450,000	28-Mar-08	$0.23	$103,500	$105,373	act as CEO/CFO	Currently under a consultaing contract dated April 1, 2005 valid up to March 31, 2010.
			1,350,000			$310,500	$316,120

a.  John has been providing consulting services for the last few years. These services mainly included review of oil and gas proposals that are received and short listing them for further review and analysis by CEO. In addition, John also does constant research on companies acquiring oil and gas interest and major oil and gas plays under consideration. the research has always proved useful in negotiating proper terms on any proposals and saved the company from over paying. During the past year and is now extending his research to proposals and projects in other sectors also. John also played an important role in managing our short term investments of around $6 million. Watching this investment portfolio will be more critical due to highly fluctuating market conditions.

Owing to the above, we have extended John's contract for another year to June 30, 2009 and negotiated settlement of his fee for this period by issuance of the recommended number of shares.

b.   Terence provides two main services to the company. Owing to his extensive network, he is constantly in touch with some of our key shareholders and potential investors to ensure that whenever the company needs additional funding, it can be easily raised through private placement. We had two such successful placements during the past five years. The second important service is business development through his network. The company receives lucrative proposals for acquiring interest in oil and gas projects from contacts known to Terence. Once we finalize such a project, he also helps secure best pricing. For the past few months, terence was involved in deciding on the marketable securities in which the company's surplus funds got invested on a short term basis. Our funds grew by over 100% owing to his selection of the marketable securities and decisions to buy and sell at the right time. He will continue to provide these services during the year 2006 and has agreed to accept the proposed number of common shares in lieu of his fees for such services.

C.  Kam Shah's role and responsibilities have grown significantly due to more complex regulatory changes. Compliance with SOX 404 inter control certification and documentation, which to other companies have cost in thousands and millions of dollars, have been compiled and implemented entirely by him without any outside help. He is also heavily involved in reviewing several proposals from different sectors requiring lot more research and attention. he has agreed to accept $10,000 per month in cash from January to May 2008. in addition to the shares as above.

On March 28, 2008, the Company  issued 25,000 options to each of the two members of the audit committee for their services during the fiscal 2009. These options were valid for five years and exercisable to convert into equal number of common shares of the Company at an exercise price of US$0.35 per option. The options were valued at $ 7,878.

During the fiscal 2007, the Company only registered one Plan and issued common shares to three existing consultants as explained below. No new consultants were hired due to lack of any active projects.

On January 16, 2007, the Company registered 2007 Consultant Stock Compensation Plan with the US Securities and Exchange Commission. The Company registered 1.7 million common shares under this Plan. On February 8, 2007, the company issued 1,150,000 common shares under this Plan to three existing consultants, who are all related parties, for a value of $313,486 based on the market price of the Company’s common shares on the date of their issuance..

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

3.	2995 Stock Option Plan covering one million options. Nove of the options were granted to anyone as at March 31, 2006

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

Canadian dollar has steadily strengthened against US dollar for the last three years – US$1 was equal to CDN$ 1.19 on an average during the fiscal year 2006, CDN$1.14 during the fiscal year 2007 and CDN$ 1.03 during the fiscal year 2008. The Company held cash and short term investments in US dollar and all its treasury transactions were also in US dollars. Most of its expenses and liabilities were in Canadian dollars. This situation resulted in the Company having to book an exchange loss for each of these fiscal years  on year end translation of its US dollar balances as per its stated accounting policy.

As at march 31, 2008, the Company had  net monetary assets of approximately $1.1 million in US dollar and issued common shares for $110,201 during the year.  The US dollar depreciated by around 10% compared to Canadian dollar during this period resulting in a year end translation loss of $141,841.

As at March 31, 2007, the Company had net monetary assets of approximately $1.2 million in US dollar. and issued common shares for $1.2 million during the fiscal year. US Dollar depreciated by over 6% against Canadian dollar during the year resulting in a translation loss of $111,659.

As at March 31, 2006, the Company had net monetary assets of approximately $3 million in US dollar. and issued common shares for $3.9 million during the fiscal year. US Dollar depreciated by over 7% against Canadian dollar during the year resulting in a translation loss of $194,758.

Write off of interest in gas exploration project –fiscal years 2006 and 2007

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

( B)                      Liquidity and Capital Resources

Working Capital

As at March 31, 2008, the Company had a net working capital of approximately $5.2 million compared to a working capital of $6.6 million as at March 31, 2007.

94% of the working capital - approximately $4.9 million - at March 31, 2008 was in the form of cash and short term investments compared to 95%  - $6.3 million at March 31, 2007.

Short term investments as at march 31, 2008 were stated at their fair value, which resulted in recognition  of net unrealised loss of approximately $1.3 million. This is further explained under Investment cash flow below.

Cash on hand as at March 31, 2008 was $1.3 million compared to $3 million as at March 31, 2007.

In our opinion the working capital is sufficient not only to cover our overheads but also to enable us to exploit business opportunities promptly.

Operating cash flow

During the fiscal 2007, operating activities required net cash outflow of $482,662 which was off set by the net realised on disposal of short term investments of $248,455 and balance from the available cash on hand.

In fiscal 2007, the Company’s operating activities required net cash flow of $529,323 which was met from the net proceeds from the sale of short term investments of $650,508.

The Company’s strategy of putting surplus funds into marketable securities on a short term basis enabled the Company to meet all or most of its operating needs from the gains realised on disposal of these investments and thus leave most of its surplus principal fund for acquiring business opportunities.

Further, continuing decisions of the key consultants including the management to accept common shares of the Company instead of cash as compensation for their services also helped keep the operating needs low and more funds availability for business needs.

Investing cash flows

During the fiscal 2008, Company invested approximately $3.4 million in short term marketable securities while realised approximately $2 million from the disposal of such securities, which were partly used for the working capital as explained above and remaining reinvested. Net additional investments were funded from the available cash on hand.

As a result of the above, the Company had short term investments at a carrying cost of approximately $4.9 million as of March 31, 2008 –approximately 94% was held in Canadian currency and the balance $342,000 or 6% was held in US currency. Approximately 94% of investments were in 32 public companies while 6% was invested in three private companies.

The fair value of the above investments as at March 31, 2008, based primarily on the quoted prices of the shares on that date, came to $3.6 million giving rise to an unrealised loss of approximately $1.3 million. Company recognized this loss and reduced the value of its short term investment to reflect the fair value on the balance sheet as at March 31, 2008. The management however believes that this loss was temporary and would be reversed shortly.

During the fiscal 2007, the Company invested $6.4 million in short term marketable securities and realised $5.5 million from the sale of the short term marketable securities. These proceeds were partly used to cover  operating cash flow deficit and balance reinvested.

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

Overall investment activities in fiscal 2006 consisted of investment of $4.3 million and sales of $3.2 million, requiring a net cash outlay of $1.1 million, which was primarily met from the equity funds raised under financing cash flows.

Financing cash flows

During the fiscal 2008, the Company received $110,000 net of the finder’s fee from exercise of warrants by an existing shareholder. These funds were primarily used to meet the operating cash flow deficit.

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

(C)           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2008, 2007 and 2006.

(D)           TREND INFORMATION

Our business strategy is exploration of oil and gas, while we have also extended our business plan to projects in other sectors like alternative energy, health and pharmaceutical and internet and high technology so the prices and demands of products and services in these sectors have a direct impact on our prospects for success and our ability to raise capital. The recent trend in all these sectors has been positive and has remained steady at relatively high historical prices. Management believes that the current trend will continue for the foreseeable future. History has shown, however, that there can be no such assurances.

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(E)           OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2008, 2007 and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)           CONTRACTUAL OBLIGATIONS

Not applicable.

(G)           SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah Director and Chairman Chief Executive Officer and Chief Financial Officer	Director – Argen Energy Corp.	Provides accounting services to Current Capital Corp. and a part time practice as chartered accountant.
Terence Robinson Key Consultant	None	President of TR Network Inc. – an independent organisation providing business and financial services.
Dean Bradley –Independent Director, Chair of the Audit Committee	Director of Quasar Aviation Corporation and Quasar-Lite, Inc.	Chief Executive Officer of Quasar Aviation Corporation and Quasar-Lite, Inc.
Brett D. Rees – Independent Director, member of the Audit Committee	Director of five Canadian private corporations.	Independent broker in life and other insurance products and personal and estate financial planning.

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

Terence Robinson was Chairman of the Board and Chief Executive Officer of the Company since October 1, 1991. He resigned from the Board on May 17, 2004 but continues with the Company as a key consultant. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company. He has over 25 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start-up and small cap companies and currently runs his own consulting firm in the name of TR Network Inc.

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

Mr. Terence Robinson is a key consultant who basically acts in an advisory role with no specific authority to bind the Company except in case of short term investments where he is authorised to buy and sell marketable securities on behalf of the Company and also advises as to when to buy or sell.. He is however not authorised to withdraw or deposit any cash from and into our accounts with the brokerage firms.

Mr. John Robinson is another consultant who provides advisory services, primarily in assisting in the research and evaluation of projects and in short term investment activities with no specific authority to bind the Company except in case of short term investments where he is authorised to buy and sell marketable securities on behalf of the Company. He is however not authorised to withdraw or deposit any cash from and into our accounts with the brokerage firms. Mr. John Robinson is a brother of Mr. Terence Robinson and is the sole shareholder of Current Capital Corp, which provides investor and media relations services to the Company and is a shareholder.

Mr. Shah’s consulting agreement expired on March 31, 2005. A new agreement was signed on April 1, 2005, which is effective for five years to March 31, 2010. Copy of the new agreement was included in the Exhibits attached to fiscal 2005 annual report.

Mr. Terence Robinson’s consulting agreement was signed on April 1, 2003 and is valid up to march 31, 2009.

Mr. John Robinson’s consulting agreement is renewed on an annual basis.

Family Relationships

There are no family relationships the directors and key management. A key consultant, Mr.. Terence Robinson is a brother of another consultant, Mr. John Robinson who is part of the management team as explained above.

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

2.           Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2008, 2007 and 2006

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation (4)	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)

Kam Shah - CEO and CFO (3)	2008	127,899
CEO and CFO	2007	95,409
CEO and CFO	2006	86,112

Terence Robinson - Consultant (4)	2008	134,423
Consultant	2007	136,298
Consultant	2006	143,520			1,100,000 (5)/ nil

Dean Bradley - an independent director	2008	3,871			25000 (6)
an independent director	2007	-
an independent director (6)	2006	5,980

Brett Rees - an independent director (7)	2008	-			25000 (7)
an independent director	2007	-
	2006	not applicable

Damian Lee - an independent director (8)	2008	not applicable
	2007
	2006	5,980

John Robinson - Consultant (9)	2008	81,926
Consultant	2007	81,779
Consultant	2006	273,357			807,500/ nil

Notes:

1.	“SAR” means stock appreciation rights.
2.	“LTIP” means long term incentive plan.
3.
Mr. Shah received 450,000 common shares valued at $105,373 and a cash fee of $30,000 during the fiscal year 2008, 350,000 common shares during the fiscal 2007 valued at $95,409, 288,000 common shares during the fiscal 2006 valued at $86,112 as fee for his services as CEO/CFO during these years.

4.
Mr. Terence Robinson received 550,000 common shares valued at $128,790 during the fiscal year 2008, 500,000 common shares in fiscal 2007 valued at $136,298, 480,000 common shares in fiscal 2006 valued at $143,520 as fee for his services during these years.

5.
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

6.
Mr. Dean Bradley received a cash fee of $3,871 and 25,000 options during the fiscal year 2008. The options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.35 per share. He received fee in the form of 20,000 common shares valued at $5,980 in fiscal 2006. However, he returned the common shares for cancellation and instead accepted a cash payment of $5,522 in fiscal 2006. These fees were for his services as a chair of the audit committee.

7.
Mr. Brett Rees was issued 25,000 options during the fiscal year 2008 for his services as a member of the audit committee. The options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.35 per share.

8.	Mr. Damian Lee received fee in the form of 20,000 common shares valued at $5,980 in fiscal 2006. Mr. Lee received no compensation in fiscal 2007 and resigned from the board on December 8, 2006.
9.
Mr. John Robinson received 350,000 common shares valued at $81,957 during the fiscal year 2008,  300,000 common shares in fiscal year 2007 valued at $ 81,779, 299,048 common shares in fiscal 2006 valued at $273,357 for his services during these years.

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

Indebtedness of Directors, Executive Officers and Senior Officers

There is no outstanding indebtedness to the Company by any of its directors, officers and consultants.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, directors and officers liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Bontan Corporation Inc. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 6 meetings during our financial year ended March 31, 2008.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit Committee, as more particularly discussed below.

Audit Committee

The members of the audit committee consisted of Dean Bradley and Mr. Brett Rees, both are our independent directors.. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

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

Compensation Committee

The Company does not currently have a Compensation Committee. The directors determined that, in light of the Company’s size and resources, setting up such a committee would be too expensive and would not serve any useful purpose for the Company at this time. The Company has, however, set up an Independent Review Committee of the Board to review and approve all non-arms' length contracts. This Committee has the same composition as the Audit Committee, and is currently comprised of the two independent directors - Dean Bradley and Brett Rees. This committee approves fees and major expenses of Mr. Shah and Mr. Terence Robinson.

(D)  EMPLOYEES

The Company presently has one employee who serves as assistant to the chief executive and financial officer. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Company usually creates two Plans, Consultants Stock Compensation Plan and Stock Option Plan.

All options under 1999 Plan, 2003 plan and The Robinson Plan and 50,000 options under 2005 Plan were issued and as at May 23, 2008, the date of this report, 4,795,000 options were outstanding. 950,000 options have not yet been issued under the 2005 Plan.

All shares reserved under the 2001, 2003, 2005 and 2007 Compensation Plans were issued before March 31, 2008.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options or warrants to purchase of the Company held by such persons at March 31, 2008:

Name	# of Common shares held at March 31, 2008	# of stock options	Exercise price - in US$	Expiry date(s)
Kam Shah	1,061,929	100,000	$0.50	11-May-09
		125,000	$0.50	18-Aug-09
		125,000	$0.75	18-Aug-09

Terence Robinson	550,000`	1,690,000	$0.50	18-Aug-09
		1,100,000	$0.50	5-Dec-10

Dean Bradley	-	25,000	$0.35	28-Mar-13
		15,000	$0.35	11-May-09
		5,000	$1.00	18-Aug-09

Brett Rees	-	25,000	$0.35	28-Mar-13

John Robinson *	2,362,500	1,615,000	$0.35	28-Oct-09

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

As at June 30, 2008, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approx. 76% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the known shareholders holding more than 5% of the common shares of the company as at June 30, 2008.

Name of Shareholder	No. of Shares	% of Issued Shares

Current Capital Corp.*	2,362,500	7.80. %
Pinetree Resource Partnership	3,112,000	10.34%

*includes shares held by Mr. John Robinson, the sole owner of Current Capital Corp.

At June 30, 2008, the Company had 30,095,743 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 89 record holders excluding the beneficial shareholders held through the intermediaries, 52 of which, holding an aggregate of 3,888,551 shares (12.92%) of common stock, were in the United States.

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

CCC is also entitled to a finder’s fee at the rate of 10% of the gross money raised for the Company through issuance of shares and warrants under private placements.

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of shares and options.

3.
Mr. Terence Robinson used to be providing services as chief executive officer until May 2004 and was also a director until that date. Currently, Mr. Robinson is providing services as a key consultant under a five-year contract. His services include sourcing of new business opportunities on behalf of the company using his extensive network of business contacts and short term investments buy or sell decisions and advise on behalf of the Company. His remuneration is paid mostly in shares on an annual basis.

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

(i)
Included in shareholders information expense is $124,231 (2007 – $136,249; 2006 – $143,391) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	CCC charged approximately $8,175 for rent, telephone and other office expenses (2007: $5,666 and 2006: $8,200).

(iii)
Finders fees of $12,245 (2007: $740,043, 2006: $397,944) was charged by CCC in connection with the private placement. (The fee for 2007 included a cash fee of $130,313 and 1,040,000 warrants valued at $609,730 using the Black-Scholes option price model).

(iv)
Business expenses of $15,771 (2006 - $10,279; 2006 - $15,805) were reimbursed to directors of the corporation and $118,774 (2006 - $85,862, 2006: $143,987) to a key consultant and a former chief executive officer of the Company.

(v)
Shares issued to a director under the Consultant’s stock compensation plan – 450,000 valued at $105,373 (2007 : 350,000 valued at $95,409, 2006: 328,000 valued at $98,072,). Shares issued to a key consultant and a former chief executive officer of the Company under the Consultant stock compensation plan –550,000 valued at $ 128,790 (2007: 500,000 valued at $ 136,298, 2006: 480,000 valued at $143,500).

(vi)
Options issued to directors under Stock option plans – 2008: 50,000 valued at $7,878 (2007: nil, 2006:  nil). Options issued to a key consultant and a former chief executive officer of the Company under Stock option plans:  nil (2007: nil, 2006: 1,100,000 valued at $655,779 ).

(vii)
Cash fee paid to directors for services of $33,871 (2007 and 2006: $ nil). Fees prepaid to a director $2,470 (2007 and 2006: $ nil). These fees are included under travel, promotion and consulting expenses.

(viii)
Accounts payable includes $9,384 (2007: $3,471, 2006: $7,145) due to CCC, $757 (2006: $1,431, 2006: $1,758) due to a director and $6,577 (2006: $7,099, 2006: $ 3,562) due to a key consultant and a former chief executive officer of the Company.

(ix)	Interest income includes $ nil (2007: 1,398 & 2006: $nil) representing interest received from the Chief Executive officer.

(x)	Included in short term investments is an investment of $200,000 (2007 & 2006: $nil) in a private corporation controlled by a brother of the key consultant.

(xi)
Included in short term investments is an investment of $1,929,049 carrying cost and $1,140,120 fair value (2007: $1,601,493 carrying cost and $2,710,760 fair value) in a public corporation controlled by a key shareholder of the Company. This investment represents common shares acquired in open market or through private placements and represents less than 1% of the said Corporation.

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

 (B)  SIGNIFICANT CHANGES

There were no corporate changes and other significant events that occurred subsequent to March 31, 2008 up to the date of this report, May 26, 2008.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High In US$	Low In US$
2008	0.47	0.17
2007	0.75	0.22
2006	1.51	0.20
2005	2.15	0.33
2004	2.47	0.21

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

June 2008	0.27	0.18
March 2008	0.32	0.17
December 2007	0.36	0.17
September 2007	0.43	0.21
June 30, 2007	0.47	0.25
March 2007	0.30	0.23
December 2006	0.38	0.25
September 2006	0.60	0.25
June 30, 2006	0.75	.48

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

June 2008	0.27	0.18
May 2008	0.25	0.20
April 2008	0.27	0.20
March 2008	0.32	0.22
February 2008	0.30	0.20
January 2008	0.28	0.17

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

The Company’s articles of incorporation do not place any restrictions on the Company’s objects and purposes.

Certain Powers of Directors

        The Business Corporations Act (Ontario) (the "OBCA") requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate; (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (c) one for indemnity of or insurance for directors as contemplated under the OBCA; or (d) one with an affiliate. However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

        The Company's by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Company who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Company's behalf other than the normal work ordinarily required of a director of the Company. The by-laws provide that confirmation of any such resolution by the Company's shareholders is not required.

        The Company's by-laws also provide that the directors may: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; (c) to the extent permitted by the OBCA, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Company.

        The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company. The OBCA requires the directors to submit any such amendment or repeal to the Company's shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Meetings of Shareholders

        The OBCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition our directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities and the SEC. The Company's by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

Authorized Capital

        The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. The Company's common shares do not have pre-emptive rights to purchase additional shares.

Disclosure of Share Ownership

        The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

        The Securities Act (Ontario) also provides that a person or company that acquires (whether or not by way of a take-over bid, issuer bid or offer to acquire) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a "material change" to the contents of the news release and report previously issued and filed.

        The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Restrictions on Share Ownership by Non-Canadians

        There are no limitations under the laws of Canada or in the constitutive documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

(C) MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of its business, there were  no material contracts to which we are or have been a party to for the two years preceding this annual report.

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

(E)  TAXATION

Canadian Federal Income Tax Consequences

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations there under, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the “CRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations there under, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CRA for the account of the investor.

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

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)             the non-resident holder;

(b)             persons with whom the non-resident holder did not deal at arm’s length - or

(c)             the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)             the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)             the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)             they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)             the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer’s capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer’s adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

U.S. Federal Income Tax Consequences

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains.

 However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund

 (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our company. An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Unpedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

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

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior period.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and two brokerage firms. The risk is mitigated because the financial institution is a prime Canadian bank and the brokerage firms are well known Canadian brokerage firms with good market reputation.

 (b) Market price risk:

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 69% of total assets of the Company as at March 31, 2008( 50% at March 31, 2007). Further, the Company’s holding in one Canadian marketable security accounted for approximately 31% (2007: 50%) of the total short term investment in marketable securities or 21% (2007: 24%) of total assets at March 31, 2008.

The management mitigates this risk by daily monitoring of all its investments by experienced consultants.

 (c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. In addition, management and key consultants have opted to accept the Company’s common shares instead of cash towards their fee to ensure greater cash flow for other operational and business needs.

One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows.

The Company’s maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

 (d) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Significant part of cash and short term investments are held in US dollars – approximately 23% of total assets at March 31, 2008 (19% as at March 31, 2007). The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at March 31, 2008 are as follows:
                                                                                                                 March 31,
2008                         2007

US Dollar to CDN Dollar                                                                                                1.0279                       1.1680

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

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

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

During the fiscal 2008, the management carried out a comprehensive review of the internal controls existing over the financial reporting Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date the CEO completed his evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions other than the lack of segregation of duties.

b) Management’s annual report on internal control over financial reporting

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Bontan Corporation Inc. (The Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes policies and procedures that:

-	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

-
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Directors of the Company: and,

-
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting are subject to the risks that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the design and operation of the Company’s internal control over financial reporting as of March 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and has concluded that such internal control over financial reporting is effective.

There is a lack of segregation of duties since Chief executive and financial officer handles accounting records and is also a sole signatory to bank and brokerage accounts. However, potential risks arising from this weakness are mitigated significantly through independent reconciliations and direct involvement in review process by the audit committee, which comprises all independent directors. Management believes that benefits of hiring additional staff to segregate these functions would not justify the costs under the current nature and level of activities at the Company.

Kam Shah
Chief Executive and Financial Officer

c) Attestation report of the registered public accounting firm

Not applicable, pursuant to temporary rules of the Securities and Exchange Commission.

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2008, the audit committee consisted of two independent directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

ITEM 16 (B)   CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the annual report for the fiscal year ended March 31, 2007 (Exhibit Item 19(b) 11).

A copy of our Code of Ethics can be obtained  by writing to our corporate office at 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3 attention: Chief Executive Officer.

ITEM 16  (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	March 31 2008	March 31 2007

Audit Fees (1)	25,000	31,000
Tax Fees (2)	-	3,620
Other (3)	-	700

(1) Audit fees for the fiscal year 2008 have not yet been billed by our auditors. The amount shown is the management’s estimate. Audit fee for fiscal 2007 included fee for fiscal 2007 of $25,000 and the balance of $6,000 for fiscal 2006, not provided in that year.
(2) Tax fees comprised $2,620 paid for the US corporation tax returns preparation for the years 2005 and 2006 and an accrual of $1,000 for fiscal 2007 US tax returns. The Company filed its own tax returns and the accrual was reversed in the subsequent year.
(3) Other fee related to the fee charged by our external auditors for consent letter in respect of our filing of registration document F-3 with the Securities and Exchange Commission.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this section is not required as to the fiscal year ended March  31, 2008, which is the period covered by this Annual Report on Form 20-F.

ITEM 16 (E)                                - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this section is not required as to the fiscal year ended March 31, 2008 which is the period covered by this Annual Report on Form 20-F.

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

4(c)1	Consulting Agreement dated April 1, 2005 with Kam Shah Incorporated herein by reference to Exhibit 4 (c) 1 to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(c)2	Consulting Agreement dated April 1, 2003 with Terence Robinson - Incorporated herein by reference to Exhibit 4 (a) to the Company’s Annual Report on Form 20-F for fiscal 2004 filed on August 30, 2004.

4(c)3	Letter dated March 28, 2008 extending the Consulting Agreement with Mr. John Robinson to June 30, 2009.

4(c)(iv)1	The Robinson Option Plan, 2005 Stock Option Plan and 2005 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on December 5, 2005.

4(c)(iv)2	2007 Consultant Stock Compensation Plan – Incorporated herein by reference to Form S-8 filed on January 16, 2007.

11	Code of ethics of the Company incorporated herein by reference to Annual Report in form 20-F filed on May 29, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 30th day of June, 2008.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah
Title:  Chairman and CEO