Form 20-F
period 2009-03-31
BONTAN CORP INC
filed 2009-07-28
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

i

Kam Shah, 416.929.1806,kam@bontancorp.com, Fax: 416.929.6612
47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Name,telephone,e-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                                                                Name of each exchange on which registered

Not applicable                                                                           Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report

Common shares without par value – 30,820,743 as at March 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act                Yes ___       No X__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes____  NoX

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
Yes X                          No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Indicate by checkmark                                                                                     Yes           X           No_______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer___Accelerated filer____ Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP_____ International Financial ReportingOther X
Standards as issued by the International _____
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17:  X Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No_X__

FORWARD LOOKING STATEMENTS

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

Unless the context indicates otherwise, the terms "Bontan Corporation Inc." the "Company”,"Bontan", “we”, “us”, “our” are used interchangeably in this Annual Report and mean Bontan Corporation Inc. and its subsidiary.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approximately 83% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2009, 2008 and 2007. These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2005 through 2009 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2009	2008	2007	2006	2005
			(Restated)	(Restated)

Revenue	52,937	321,755	$743,786	$1,857,647	$418,861
Loss from continuing operations	$(689,415)	$(571,799)	$(164,043)	$(4,784,933)	$(4,876,898)
Loss from discontinued operations	$-	$-	$-	$-	$(179,678)
Net Loss	$(689,415)	$(571,799)	$(164,043)	$(4,784,933)	$(5,056,576)
Net loss per share (1)	$(0.02)	$(0.02)	$(0.01)	$(0.31)	$(0.43)
Working capital	$1,431,495	$5,173,892	$6,624,466	$5,285,784	$4,734,269
Total assets	$1,592,947	$5,239,122	$6,672,918	$5,450,772	$5,075,158
Capital stock	$32,854,075	$32,901,488	$32,413,811	$32,175,000	$28,280,890
Warrants	$2,192,927	$2,153,857	$2,215,213	$951,299	$-
Contributed surplus	$4,154,266	$4,077,427	$4,069,549	$4,069,549	$3,795,078
Accumulated other comprehensive loss	$(4,425,018)	$(1,306,768)
Shareholders' equity	$1,440,929	$5,180,098	$6,624,466	$5,285,784	$4,950,837
Weighted average number of shares outstanding (2)	30,170,743	28,840,653	27,472,703	15,655,023	11,700,303

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total number of shares outstanding at the end of each of the months by twelve.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2009	2008	2007	2006	2005

Loss for year	$(689,415)	$(571,799)	$(52,384)	$(4,590,175)	$(5,238,898)
Comprehensive (Loss) Income	$(3,807,665)	$(2,838,269)	$795,658	$(4,038,005)	$(5,273,144)
Loss per share -Basic and diluted	$(0.02)	$(0.02)	$0.00	$(0.29)	$(0.45)
Total assets	$1,592,947	$5,239,122	$7,632,619	$6,197,700	$4,858,590
Shareholders' equity	$1,440,929	$5,180,098	$7,584,167	$4,734,269	$4,734,269

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On June 30, 2009, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was CDN $1.16=US$1

The following table sets out the high and low exchange rates in US dollar for one Canadian dollar for each of the last six months

2009	June	May	April	March	February	January

High for period	$0.92	$0.91	$0.84	$0.82	$0.82	$0.85
Low for period	$0.86	$0.84	$0.79	$0.77	$0.79	$0.79

The following table sets out the average exchange rates in US dollar for one Canadian dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31
	2009	2008	2007	2006	2005
Average for the year	0.89	0.97	0.88	0.84	0.79

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

We have incurred significant operating losses during recent fiscal years. We have not yet had any revenue from the exploration activities nor.  As of March 31, 2009, we had an accumulated deficit of approximately $33 million.  We currently have no interest in any oil or gas property or any natural resource project.

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

We have approximately $1.4 million in cash ($0.4 million) and marketable securities ($1million fair value) as of March 31, 2009. Our marketable securities are primarily securities of publicly held Canadian corporations.  The value of these securities is subject to market fluctuations as well as the specific risks of each particular issuer.  Although we believe we have diversified our portfolio, we may lose some of our original investment in the event that an investment does not perform as anticipated or we are unable to hold the investment until it shows such performance.

Further, approximately $0.4 million or 33% of our investments are invested in one Canadian marketable security. While the market value of this security at March 31, 2009 was less by approximately $1.4 million than its average cost of $1.8 million, it rose to $0.54 million on June 30, 2009, the date of this report, there is no guarantee that the market price would rise to equal or exceed our cost. In the event, we are unable to or do not sell these securities on time and their market price gets adversely affected for whatever reasons, we may lose significant sum of money. We are minimising this risk by having all our investments monitored on a daily basis by consultants with substantial experience and knowledge of the investment market.

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

At March 31, 2009, we had approximately 31 million shares of common stock outstanding. We also have approximately 13.8 million and 4.8 million shares of commons stock issuable under presently exercisable warrants and options, respectively, All such shares except one million warrants, are registered pursuant to an effective registration statement under the Act and are eligible for resale in the public market.  Sales of shares of common stock pursuant to an effective registration statement or under Rule 144 or another exemption under the Act could have a material adverse effect on the price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

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

Beginning with our annual report for the year ending March 31, 2008, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management with our annual report on Form 20-F, which is to include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Effective at the fiscal year 2010 that report will also be required to include a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting. In order to achieve compliance with Section 404 within the prescribed period, management had already completed its initial assessment and subsequent updates of the adequacy of our internal control over financial reporting, validated through testing that controls were functioning as documented, remediated any control weaknesses that were identified, and implemented a continuous reporting and improvement process for internal control over financial reporting. Any failure to obtain the attestation report on management’s assessment from our independent auditors, may materially adversely affect our reputation and the value of our securities.

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

ITEM 4 – INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

We are a Canadian corporation incorporated under the laws of the Province of Ontario.  Since April 2003, we have been a diversified natural resource company that invests in exploration, development and exploitation projects worldwide through our wholly-owned subsidiaries by acquiring joint venture, indirect and direct participation interests and working interests in those projects. During the fiscal year 2006, we sold our indirect participation interest in an oil exploration project and wrote off our working interest in a gas project owing to a dry test well. We currently do not own any interests in any oil or gas project or any natural resource project.  We are currently seeking business opportunities all sectors including Resource, Healthcare and High technology. We have approximately $1.4 million in cash ($0.4 million) and marketable securities ($1 million) as of March 31, 2009.

We were originally incorporated under the Business Corporation Act (Ontario) in 1973 under the name Kamlo Gold Mines Limited and went through multiple name changes and five major changes in our business activities including a marine propulsion business, a snack food business, and an emerging technology investments business. Details of these changes are provided in our Registration Statement on Form 20-F dated June 12, 2000 and a summary is provided in our Annual Report on Form 20-F dated August 29, 2006.  On April 21, 2003, we changed our name to "Bontan Corporation Inc." when we adopted our business strategy to focus on the natural resource sector. During the fiscal 2009, we reviewed several oil and gas exploration and development projects but were unable to successfully participate as some projects were found too expensive while others did not meet our technical due diligence. We therefore began looking into business opportunities in other sectors, especially health and pharmaceutical and internet and high technology. We reviewed several acquisition proposals in the areas of emerging high technologies, mobile applications and health and medical devices, record keeping and generic drugs. Unfortunately, these proposals were too capital intensive and involved long term commitments without any hope of commercial success. The significant deterioration in the market conditions affected business viability of many of the proposed projects and we decided not to risk our limited resources but rather wait for the economic conditions to improve and for less capital intensive and commercially ready projects.  We intend to aggressively seek opportunities in these sectors and become operational again in fiscal 2010.

The Company’s registered office is situated at 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3. The Company is a reporting issuer in the provinces of Ontario. The Company’s shares have been listed on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “BNTNF” in the United States.

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

h.	since then, the Company has been actively pursuing projects in all sectors but has so far been unable to find one which it can participate into.

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

Through our wholly-owned subsidiary, we will continue to seek highly visible opportunities in countries around the globe that offer exciting and attractive propositions. We will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

It is our current belief that oil and gas exploration is a high priority all over the world and especially in North America. Higher price levels for both these natural resources which have occurred over the past few months have encouraged new drilling activities.  Our past experience with our two oil and gas projects enables us to more efficiently select and evaluate potential exploration projects in the oil and gas sector than in the other resource sectors.  During the past several months, we have received without solicitation opportunities to participate in oil and gas exploration projects as a result of our past involvement in similar projects.

Therefore, our current business model, based on our experience with resource projects handled over the recent past and our assumptions set forth above, envisions the following key features:

a.	Preference will be given to projects that have proven but undeveloped reserves rather than probable or potential reserves;

b.	We will invest our resources in projects which involves multiple well exploration potentials;

c.	Preference will be given to explorations involving shallow wells (up to 7,500 ft.) rather than deep wells (over 15,000 ft.);

d.	Preference will be given to projects with other experienced partners who are involved in the project;

e.           We will attempt to allocate our cash or liquidity resources to more than one project.

However, if the Company has sought and will continue to seek may seek opportunities in other sectors as explained earlier.

Meanwhile, our short term strategy is to have the surplus cash invested mostly in marketable securities to achieve higher returns than would be possible if these funds were to remain in a bank account. While this strategy has resulted in significant reduction in value due to sudden and unexpected downfall of the stock market in North America, we believe that most of our investments should recover in value within the next few months.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2009, the Company had only one subsidiary, Bontan Oil and Gas Corporation, which was incorporated on February 20, 2004 as an Ontario corporation, wholly owned by the Company.

Bontan Oil and Gas Corporation is current inactive and is actively seeking participation opportunity in oil and gas exploration and development projects..

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

Results of operations

Year ended March 31	2009	2008	2007
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	53	322	744
Expenses	(742)	(894)	(908)
Net loss for year	(689)	(572)	(164)
Deficit at end of year	(33,335)	(32,645)	(32,074)

Overview

The following were the key events in fiscal 2009:

1.
The management continued to look for suitable business proposals and projects to participate into. We received several projects during the year of which about  fifteen were reviewed  and discussed in detail. Many of these related to emerging high technology projects, resource sector exploration and development projects. Unfortunately, we were unable to conclude successfully in any of these business proposals. They were either too pricey compared to the expected growth  and returns or they  carried considerable debts and other commitments which would affect their ability to achieve their stated targets. We also looked at possibilities of merging with existing businesses. Our efforts at getting a project or a business that can that can get us back into working mode and enhance our shareholders value still continue.

2.
We also had to spend considerable time and efforts in continually monitoring our short term investments. These investments which represented our surplus funds earmarked for future projects suffered adversely in value due to deteriorating economic conditions during the past several months. We were however able to dispose of some of these holdings at reasonable profits whenever opportunities arose. Some of our key investments, although suffered value depreciation on a temporary basis, do reflect strong possibility of  full recovery in the near future. We have discussed these investments later in this report.

3.
We revised the terms of our outstanding options and warrants by extending their maturity dates and reducing their exercise prices to ensure that these instruments continue to  provide easy access to further cash flows from our existing shareholders. Refer to notes 7 and 8 of the consolidated financial statements for fiscal 2009 which form part of this report for further details.

4.
We also attempted to initiate a private placement to raise  up to US$ 500,000. However, this proved difficult due to our inability to secure a business project and extremely adverse market conditions. Still we were able to get a new investors to invest US$ 50,000. We have for now kept this private placement open.

5.
Two new accounting standards and an amendment to an existing accounting standard issued by the Canadian Institute of Chartered Accountants were adopted by the Company during the fiscal year 2009 on a prospective basis. These are more fully explained in note 2 to the consolidated financial statements for the fiscal year 2009 included in this report.

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

Income

Income comprised the following:

Fiscal year ended March 31	2009	2008	2007

Realized gain on disposal of short term investments	45,036	248,455	650,508
Interest	7,901	73,300	93,278
Gain on sale of interest in oil exploration project	-	-	-
	$52,937	$321,755	$743,786

Gains on disposal of short term investments

As explained earlier in this report, the management chose to invest surplus funds into marketable securities on a short term basis while it seeks business opportunities. However, market conditions during later part of the fiscal 2009 deteriorated significantly and many of our investments lost values as part of the overall losses in the stock market. However, we were still able to identify some opportunities and dispose of some of our holdings at a profit. We decided not to sell securities which lost significant market values but rather use our existing cash for operating needs and wait for these securities to regain their original values before disposing them. During the fiscal year 2009, the Company sold investments of approximately $1.8 million while invested approximately $2.4 million. Net return on investments disposed of during the year was approximately 2.5%

During the fiscal year 2008, the Company sold investments of approximately $ 2 million, earning an average of 12% return.

During the fiscal year 2007, the Company disposed of investments worth approximately $5.5 million, earning an average return of 12% and

Interest Income

Interest was earned on cash funds held at the brokerage firms before they are being invested in marketable securities.

Significantly higher interest income in fiscal 2007 was mainly due to higher cash balances being held. Average cash during the fiscal 2007 was approximately $3.2 million compared to $2.1 million in fiscal 2008 and $0.6 million in fiscal 2009. Applicable interest rates also dropped during these periods from an average of 5% to 1%.

Expenses

The overall analysis of the expenses is as follows:

Fiscal year ended March 31	2009	2008	2007

Operating expenses	$319,081	$355,248	$373,594
Consulting fee & payroll	480,050	396,465	418,434
Exchange (gain)loss	(119,789)	141,841	111,659
Write off of short term investment	63,010	-	-
Write off of interest in gas exploration project	-	-	4,142
	$742,352	$893,554	$907,829

Operating Expenses

Fiscal year ended March 31	2009		2008		2007

Travel, meals and entertainment	$66,896	$120,008	$108,266
Shareholder information		144,757	133,502	149,105
Professional fees		27,844	34,601	53,084
Other		79,584	67,137	63,139

	$319,081	$355,248	$373,594

Travel, meals and entertainment

These expenses are primarily incurred by the key consultant, Mr. Terence Robinson in traveling to the USA and Europe and also in maintaining his net work which has been successfully used in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects for the Company.

During fiscal 2009, approximately $10,000 or 15% costs related to travels in connection with conducting due diligence on three of the proposals that were being reviewed on site in detail including pre-review meetings. The balance of the costs represented meals and entertainment.

Travel, meals and entertainment costs during fiscal 2008 and 2007 included trips to USA, Europe and Middle East by Mr. Robinson. These visits resulted in some of the business proposals that were sent to us. They also helped introduce our Company to new investors in Middle East and Europe.

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

The differences in fee between the three fiscal years 2009 through 2007 was due to significant changes in the exchange rates between Canadian and US dollars.

The management believes that such services are essential even in the current periods when the Company does not have any active business. In fact, these services are more vital to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Professional fees

Professional fees primarily consist of audit and legal fees.

For fiscal year 2009, audit fee was $25,000 and legal fees were $2,844.

For fiscal year 2008, audit fee was $25,000 and legal fees were $9,601. The legal fee was mainly relating to registration of supplementary stock compensation plan. And other legal advice.

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

Effective January 1, 2008, the Company increased its rental space from approximately 300 sq.ft. to 960 sq.ft. as a result, the rental cost has also increased  from approximately $ 500 to $1,800. The other overheads have remained consistent on a year to year basis.

The increased space would enable the management to meet prospective investors, shareholders, business partners, auditors and other visitors in the office rather than outside in a restaurant and achieve further savings in related travel and entertainment expenses.

Consulting fees and payroll	2009	2008	2007

Fees settled in common shares	193,139	314,248	367,973
Fee settled by issuance of options	84,717	-	-
Fee settled in cash	166,928	82,217	50,461
Payroll	35,266	-	-
	$480,050	$396,465	$418,434

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

The following were the major details forming part of the consulting fee and payroll:

1.
Consulting fee in common shares comprise three consultants who were paid for their services in common shares - Mr. Kam Shah, the executive and financial officer, Mr. Terence Robinson, the key consultant and Mr. John Robinson. No new shares were issued during the fiscal year.

2.
Mr. Terence Robinson returned 275,000 shares previously issued as compensation for cancelation and instead requested cash payment. This reduced stock compensation costs by $64,395 and increased cash compensation by an agreed sum of $60,000.

3.
Option value included $76,839 resulting from the changes in terms of the existing options. These changes involved reduction in the exercise value and extension of the expiry dates as more fully explained in note 7 (i) to the consolidated financial statements for the fiscal 2009.

4.	The balance of the options were issued to the two independent directors as part of their fees in their capacity as audit committee members.

5.	Majority of cash fee comprised $90,000 fee to Mr. Terence Robinson, including $60,000 on account of shares returned for cancellation as explained in 2. above. And $50,000 to Kam Shah.

6.
The administrative assistant was hired as an employee in May 2008 for the first time. The payroll reflected the salary and related expenses in connection with this position. In prior periods, administrative work used to be carried out by a contract person.

During fiscal year 2008, the company registered a supplementary Plan to the existing 2007 Consultant Stock Compensation Plan. An additional one million common shares were registered under this Plan with Securities and Exchange Commission. In addition, the Company had 350,000 common shares unissued from the existing Plan. The total of 1,350,000 common shares was issued to three consultants in lieu of their fees for services to be provided as follows:

#	Name	Period of service	# of shares to be issued	Date of issuance of stock (a)	Market price (US$)	Fee in US$	CDN$ at	Brief description of services to be performed	Comments
							$1.0181
1	John Robinson (a)	Year ending June 30, 2009	350,000	28-Mar-08	$0.23	$80,500	$81,957	searching and evaluating new project proposals, assisting Kam Shah in such evaluation and assisting Terence in managing our short term investment portfolios	Consultant - per Contract extension letter dated August 15, 2005
2	Terence Robinson(b )	Year ending December 31, 2008	*550,000	28-Mar-08	$0.23	$126,500	$128,790	business development and managing our short term investment portfolios	Currently under a consulting contract dated April 1, 2003 valid up to March 31, 2009.
3	Kam Shah ( c)	Year ending December 31, 2008	450,000	28-Mar-08	$0.23	$103,500	$105,373	act as CEO/CFO	Currently under a consulting contract dated April 1, 2005 valid up to March 31, 2010.
			1,350,000			$310,500	$316,120

* During fiscal 2009, Mr. Robinson returned  275,000 shares for cancellation and was instead paid cash fee of $60,000 (see comments in item 2 above).

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

Exchange (gain) Loss

Exchange losses and gains related to translation losses and gains arising from converting foreign currency balances, mainly in US dollar, into Canadian dollar, which is the reporting unit of currency, on consolidation.

The Company’s treasury transactions – issuance of shares, exercise of warrants and options are in US dollar. Similarly, approximately 5% cash and short term investments are in US dollars.

During the fiscal year 2009, Canadian dollar continually weakened in value against US dollar – from $1.0279 per US dollar at March 31, 2008 to $1.2602 per US dollar at March 31, 2009 – approximately 23% reduction in value. As a result, year end revaluation of assets held in US dollar resulted in a significant exchange gain of $119,789.

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

Write off of short term investment

The Company’s short term investment portfolio included an investment of $63,010(US$50,000) in a private Canadian corporation. This Corporation was engaged initially in exploration of oil and gas in Argentina and other South American countries and later exploited hydro-electric projects in Panama. Unfortunately, none of these projects came to fruition and the Corporation was unable to attract more financing and as a result has now become inactive shell with no funds. The management review of these affairs concluded that our investment value has been permanently impaired and as a result, we decided to fully write off this investment.

There were no such write offs in the fiscal years 2008 and 2007.

Write off of interest in gas exploration project –fiscal year 2007

During the fiscal 2007, the company received a final charge of $4,142 (US$ 3,638) relating to closure of the drilled well in a gas exploration project in the State of Louisiana, USA where the Company acquired 49% gross working interest. No further charges are now expected in respect of this project.

(B)           Liquidity and Capital Resources

Working Capital

As at March 31, 2009, the Company had a net working capital of approximately $1.4 million compared to a working capital of $5.2 million as at March 31, 2008.

Almost all of the working capital - approximately $1.4 million - at March 31, 2009 was in the form of cash and short term investments compared to 94% - $4.9 million at March 31, 2008.

Significant decline in the working capital was due to accounting for unrealised losses on short term investments of approximately $4.4 million on application of fair value based on market price as at March 31, 2009. This is further detailed under investment cash flow section below.

Cash on hand as at March 31, 2008 was $0.4 million compared to $1.3 million as at March 31, 2008.

Sudden deterioration in the market condition has severely affected the Company’s working capital base. Management however expects that its existing cash position will enable it to meet its operating needs for the near future and to wait until the market value of its available for sale investments improves.

Near the end of December 2008, the Company launched a new equity fund raising through a private placement of up to US$ 500,000 to strengthen its working capital. As of the date of this report, only one subscription has been received for US$ 50,000 under this private placement.

Operating cash flow

During the fiscal year 2009, operating activities generated a net cash outflow of $362,874, which was primarily met from the available cash on hand.

During the fiscal 2008, operating activities required net cash outflow of $482,662 which was off set by the net realised on disposal of short term investments of $248,455 and balance from the available cash on hand.

In fiscal 2007, the Company’s operating activities required net cash flow of $529,323 which was met from the net proceeds from the sale of short term investments of $650,508.

The company continues its efforts at keeping its operating cash requirements to minimum. However, once the Company begins business activities these requirements may have to be reassessed.

Investing cash flows

During the fiscal year 2009, the Company invested $2.4 million in short term marketable securities while sold marketable securities for net proceeds of $1.8 million. The balance of the funds for investment after using the sales proceeds came from the available cash on hand.

The Company had short term investments at a carrying cost of approximately $5.5 million as at March 31, 2009 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 24 public companies while 5% was invested in two private companies. An investment of US$50,000 in a private corporation was written off during the year due to permanent impairment of its carrying costs. These investments were stated at their fair value of approximately $1.1 million as at March 31, 2009 and the difference representing unrealised loss of approximately $4.4 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

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

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following is a major composition of short term investments:

March 31,	2009			2008
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	1,227	1838	362	1,267	1929	1140
Roadrunner Oil & Gas Inc.	1,529	627	145	730	331	387
Skana Capital Corp	773	706	186	583	585	356
23 (2008: 26, 2007: ) other public companies - mainly resource sector		2082	399		1793	1447
		$5,253	$1,092		$4,638	$3,330
Non-marketable securities
Cookee Corp	1,000	200	-	1,000	200	200
One other private company ( 2008: two private companies, 2007: )		63	-		103	103
		$263	$-		$303	$303

		$5,516	$1,092		$4,941	$3,633

Management believes that the reduction in fair value of the above investments due to application of mark to market accounting rules is temporary and is a direct effect of the adverse current market conditions in the resource sector in general. The fundamentals of the investee corporations are strong in terms of their financial and portfolio strength and will eventually reflect in higher market prices once market condition improves for the resource sector.

Financing cash flows

During the fiscal 2009, the Company generated $56,000 in equity fund through a private placement, net of finder’s fee of $6,228. On December 12, 2008, the directors of the Company approved a private placement to raise equity funds of up to US$500,000. The private placement comprises issuance up to ten million units at US$0.05 each, being the prevailing market price, each unit consists of one common share and one warrant exercisable at US$0.10 within two years of its issuance. The private placement was considered necessary to improve the Company’s liquidity and holding ability so that it may be able to gain higher values for its investments once the current market conditions improve.

Equity fund raised as above reflected subscription to one million units under the above private placement by one accredited investor.

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

(C)           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2009, 2008 and 2007.

(D)           TREND INFORMATION

Our business strategy is exploration of oil and gas, while we have also extended our business plan to projects in other sectors like alternative energy, health and pharmaceutical and internet and high technology so the prices and demands of products and services in these sectors have a direct impact on our prospects for success and our ability to raise capital. While the resource sector recently encountered significant price reduction, current prices of crude oil and gas are still attractive to make exploration commercially viable. High technology sector continues to grow while most other sectors suffer from overall economic downturn on a worldwide basis. Management believes that the current outlook for our sectors will likely to improve in the foreseeable future. History has shown, however, that there can be no such assurances.

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(E)           OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2009, 2008 and 2007, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)           CONTRACTUAL OBLIGATIONS

Not applicable.

(G)           SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah Director and Chairman Chief Executive Officer and Chief Financial Officer	Director – Argen Energy Corp, A Canadian private corporation.	Provides accounting services to Current Capital Corp. and a part time practice as chartered accountant.
Terence Robinson Key Consultant	None	President of TR Network Inc. – an independent organisation providing business and financial services.
Dean Bradley – Independent Director, Chair of the Audit Committee	Director of Quasar Aviation Corporation and Quasar-Lite, Inc.	Chief Executive Officer of Quasar Aviation Corporation and Quasar-Lite, Inc.
Brett D. Rees – Independent Director, member of the Audit Committee	Director of five Canadian private corporations.	Independent broker in life and other insurance products and personal and estate financial planning.

Kam Shah joined the Company as a Chief Financial Officer and was appointed to the Board on January 3, 1999. He worked with PricewaterhouseCoopers LLP and Ernst & Young. He is a US Certified Public Accountant and a Canadian Chartered Accountant.  He has over fifteen years of international experience in corporate financial analysis, mergers & acquisitions. Mr. Shah is responsible for the financial and statutory matters of the Company and effective May 17, 2004, following resignation of the Chairman, Mr. Terence Robinson, has also assumed the responsibilities of the chairman of the Board and Chief Executive Officer of the Company.

Mr. Shah is also a consultant providing accounting and tax services to Current Capital Corp., (CCC) a private Ontario corporation, having its head office in Toronto. CCC provides investors’ and media relations services to Bontan Corporation.

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

Mr. Shah’s current consulting agreement is effective for five years to March 31, 2010. Copy of the new agreement was included in the Exhibits attached to fiscal 2005 annual report.

Mr. Terence Robinson’s consulting agreement was signed on April 1, 2003 and was valid up to march 31, 2009. A new agreement has not yet been entered although the management has established that Mr. Robinson’s services would be required for fiscal 2010 an dbeyond.

Mr. John Robinson’s consulting agreement is renewed on an annual basis. The current agreement expired on June 30, 2009. Renewal talks have not begun yet.

Family Relationships

There are no family relationships between the directors and key management. A key consultant, Mr. Terence Robinson is a brother of another consultant, Mr. John Robinson who is part of the management team as explained above.

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

2.           Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2009, 2008 and 2007:

.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards			Payouts
Name and principal position	Year	Fee (3)	Bonus	Other annual compensation	Securities under options/SARs Granted (1) & (4)		Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#	)	($)	($)
Kam Shah
CEO/CFO	2009	129,030			5,574				6,424
CEO/CFO	2008	127,899							4,744
CEO/CFO	2007	88,436							4,744
Terence Robinson
Consultant	2009	122,198			44,431				5,824
Consultant	2008	134,423							4,744
Consultant	2007	141,715			1,100,000				4,744
Dean Bradley
Independent director	2009	5,000			4,656
Independent director	2008	3,871			25,000
Independent director	2007	5,522
Brett Rees
Independent director	2009	5000			4337
Independent director	2008	0			25000
Independent director	2007	0
John Robinson
Consultant	2009	81911			25719
	2008	81926
	2007	108552

Notes:

1.	“SAR” means stock appreciation rights. The Company never issued any SARs
2.	“LTIP” means long term incentive plan.
3.	Fees were settled in cash and shares issued under Consultants Stock Compensation Plans.
4.
For the fiscal 2009, options included additional costs due to changes in the terms of the previously issued options. The additional cost was  estimated using Black-Scholes option price model as more fully explained in note 7 (i) to the consolidated financial statements for fiscal 2009 included herein.

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

Indebtedness of Directors, Executive Officers and Senior Officers

Kam Shah, the chief executive and financial officer was allowed to draw $10,000 per month in arrears between June 1, 2008 and December 31, 2008 – total sum of $70,000. This advance is repayable without interest when market price of the common shares of the Company stays at US0.50 or above for a consecutive period of three months. Interest cost waived worked out to be approximately $600 at 2% per annum. This is included under other compensation under the Statement of Executive Compensation above.

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

Corporate Governance Committee

The Company does not have a separate corporate governance committee. The CEO in conjunction with the audit committee has developed and updated corporate governance practices and policies, code of ethics and corporate disclosure policy which form part of our internal control over financial reporting manual. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs and the development, continuing assessment and execution of the Company’s strategic plan.

(D)  EMPLOYEES

The Company presently has one employee who serves as assistant to the chief executive and financial officer. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Company usually creates two Plans, Consultants Stock Compensation Plan and Stock Option Plan.

All options under 1999 Plan, 2003 plan and The Robinson Plan and 50,000 options under 2005 Plan were issued and as at June 30, 2008, the date of this report, 4,825,000 options were outstanding. 950,000 options have not yet been issued under the 2005 Plan.

All shares reserved under the 2001, 2003, 2005 and 2007 and 2007 supplemental Compensation Plans were issued before March 31, 2008. A new 2009 Consultant Stock Compensation Plan was registered with Securities and Exchange Commission on April 7, 2009 under the US Securities Act of 1933. 3,000,000 common shares of the Company were registered under this Plan. As at June 30, 2009, the date of this report, no shares have been issued under this Plan.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options to purchase of the Company held by such persons at March 31, 2009:

Name	# of Common shares held at March 31, 2009	% of shares outstanding	# of stock options		Exercise price - in US$	Expiry date(s)
Kam Shah	1,046,958	3.40%	100,000	$0.15	11-May-10
			125,000	$0.15	18-Aug-10
			125,000	$0.15	18-Aug-10

Terence Robinson	-		1,690,000	$0.15	18-Aug-10
			1,100,000	$0.15	5-Dec-11

Dean Bradley	-		25,000	$0.15	28-Mar-14
			15,000	$0.15	11-May-10
			5,000	$0.15	18-Aug-10

Brett Rees	-		25,000	$0.15	28-Mar-14

John Robinson *	733,500	2.38%	1,615,000	$0.15	28-Oct-10

	* Includes common shares held in the name of Current Capital Corp., which is fully owned by Mr. John Robinson

Terms of all options were revised during the fiscal 2009. The revisions comprised increasing the expiry dates by one year and reducing the exercise price, which ranged between US$035 and US$1.00 to US$0.15. This is further explained in note 7 to the consolidated financial statements for fiscal 2009 included herein.

All shares and options held by the above persons carry same rights as the other holders of the Common shares of the Company.

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

As at June 30, 2009, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 86% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the known shareholders holding more than 5% of the common shares of the company as at June 30, 2009.

Name of Shareholder	No. of Shares	% of Issued Shares

Pinetree Resource Partnership	2,861,000	9.29%

At June 30, 2009, the Company had 30,820,743 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 81 record holders excluding the beneficial shareholders held through the intermediaries, 49 of which, holding an aggregate of 5,330,822 shares (17.30%) of common stock, were in the United States.

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

 (B) RELATED PARTY TRANSACTIONS

Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract.
c.	Chief Executive and Financial Officer of Bontan is providing accounting services to CCC.
d.	CCC and John Robinson hold significant shares in Bontan.

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

2.
Mr. Kam Shah is a director of the Company and also provides services as chief executive and financial officer under a five-year contract. The compensation is decided by the board on an annual basis and is usually given in the form of cash, shares and options.

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

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below:

(i)
Included in shareholders information expense is $133,785 (2008 – $124,231; 2007 – $136,249) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	CCC charged approximately $37,800 for rent, telephone and other office expenses (2008: $27,300 and 2007: $21,900).

(iii)
Finders fees of $6,228 (2008: $12,245, 2007: $740,043) was charged by CCC in connection with the private placement. (The fee for 2007 included a cash fee of $130,313 and 1,040,000 warrants valued at $609,730 using the Black-Scholes option price model).

(iv)
Business expenses of $19,205 (2008 - $15,771; 2007 - $10,279) were reimbursed to directors of the corporation and $68,009 (2008 - $118,774, 2007: $85,862) to a key consultant and a former chief executive officer of the Company.

(v)
Shares issued to a director under the Consultant’s stock compensation plan – Nil  (2008 : 450,000 valued at $105,373, 2007: 350,000 valued at $95,409,). Shares issued to (returned by) a key consultant and a former chief executive officer of the Company under the Consultant stock compensation plan (275,000) valued at $ (64,395) (2008: 550,000 valued at $ 128,790, 2007: 500,000 valued at $136,298).

(vi)	Options issued to directors under Stock option plans – nil (2008: 50,000 valued at $7,878, 2007: nil).

(vii)
 Cash fee paid to directors for services of $60,000 (2008:$33,871 and 2007: $ nil). Cash fee paid to a key consultant and a former chief executive officer of the Company of $90,000 (2008 and 2007: $ nil). These fees are included under travel, promotion and consulting expenses.

(viii)
 Accounts payable includes $15,482 (2008: $9,384, 2007: $3,471) due to CCC, $1,875 (2008: $757, 2007: $1,431) due to a director and $67,212 (2008: $6,577, 2007: $ 7,099) due to a key consultant and a former chief executive officer of the Company.

(ix)	Interest income includes $ nil (2008: $ nil & 2007: $1,398) representing interest received from the Chief Executive officer.

(x)
Included in short term investments is an investment of $200,000 (2008: $200,000, 2007: $ nil) in a private corporation controlled by a brother of the key consultant. The investment was stated at market value which was considered nil as at March 31, 2009 ($200,000 as at March 31, 2008)

(xi)
 Included in short term investments is an investment of $1,837,956 carrying cost and $361,877 fair value (2008: 1,929,049 carrying cost and $1,140,120 fair value, 2007: $1,604,493 carrying cost and $2,710,760 fair value) in a public corporation controlled by a key shareholder of the Company. This investment represents common shares acquired in open market or through private placements and represents less than 1% of the issued and outstanding common shares of the said Corporation.

(xii)
 Included in other receivable is an advance of $70,000 (2008 and 2007: $nil) made to Chief Executive Officer. The advance is repayable upon happening of certain events as explained in 6 (B) (2) above and carries no interest.

(xiii)	Included in other receivable is an advance of $5,814 made to a director (2008: $2,470 and 2007: $ nil), advance is against future fee and carries no interest.

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

 (B)  SIGNIFICANT CHANGES

There were no corporate changes and other significant events that occurred subsequent to March 31, 2009 up to the date of this report, June 30, 2009, except for a registration of 2009 Consultant Stock Option Plan on April 7, 2009 as explained in item 6(E) above.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High In US$	Low In US$
2009	0.30	0.03
2008	0.47	0.17
2007	0.75	0.22
2006	1.51	0.20
2005	2.15	0.33

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

June 30, 2009	0.12	0.06
March 31, 2009	0.27	0.08
December 31, 2008	0.11	0.03
September 30, 2008	0.30	0.07
June 30, 2008	0.27	0.20
March 31, 2008	0.32	0.17
December 31, 2007	0.36	0.17
September 30, 2007	0.43	0.21
June 30, 2007	0.47	0.25

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

June 2009	0.12	0.09
May 2009	0.12	0.07
April 2009	0.10	0.06
March 2009	0.13	0.08
February 2009	0.18	0.09
January 2009	0.27	0.12

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

(D) EXCHANGE CONTROLS

There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of our securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by our Articles of Incorporation or our other organizational documents on the right of a non-resident of Canada to hold or vote our common shares, other than as provided in the North American Free Trade Agreement Implementation Act (Canada) and in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms, and in certain cases an exemption will apply, for an investor ultimately controlled by persons who are nationals of a WTO Member or have the right of permanent residence in relation thereto.

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

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our company. An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a ratable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

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

(I)  SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiary referred to in this Annual Report may be inspected at the Company's office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institution is a prime Canadian bank and the brokerage firm is well known Canadian brokerage firm with good market reputation and all its assets are backed up by one of the major Canadian banks.

 (b) Market price risk:

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 69% of total assets of the Company as at March 31, 2009 (69% at March 31, 2008). Further, the Company’s holding in one Canadian marketable security accounted for approximately 33% (2008: 31%) of the total short term investment in marketable securities or 23% (2008: 21%) of total assets at March 31, 2009.

The management tries to mitigate this risk by daily monitoring of all its investments by experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

 (c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. In addition, management and key consultants opted for several years to accept the Company’s common shares instead of cash towards their fee to ensure greater cash flow for other operational and business needs.

One of management’s goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows.

The Company’s maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

(d) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Part of cash and short term investments are held in US dollars – approximately 3% of total assets at March 31, 2009 (23% as at March 31, 2008). The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative closing foreign exchange rates as at March 31, 2009 are as follows:

                                                                                  March 31,
2009                                  2008

One US Dollar to CDN Dollar                                                                   1.2602                                1.0279

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15  - CONTROLS AND PROCEDURES

a) Evaluation of Disclosure controls and procedures

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

As at March 31, 2009, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. New procedures were implemented in a couple of cases where it was evident that controls were not robust enough to ensure appropriate disclosure in a timely manner. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

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

Management evaluated and updated the design and operation of the Company’s internal control over financial reporting as of March 31, 2009, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and has concluded that such internal control over financial reporting is effective.

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

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2009, the audit committee consisted of two independent directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

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

ITEM 16  (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

	March 31 2009	March 31 2008

Audit Fees	25,000	25,000

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E)                                - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2009.

ITEM 16 (F) – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16 (G) – CORPORATE GOVERNANCE

Our securities are listed on the Over The Counter Bulletin Board of NASDAQ. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. The OTC Bulletin Board, administered by NASDAQ requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

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

4(c)3
Letter dated March 28, 2008 extending the Consulting Agreement with Mr. John Robinson to June 30, 2009 - Incorporated herein by reference to Exhibit 4 (c) 3 to the Company’s Annual Report on Form 20-F for fiscal 2008 filed on August 28, 2008.

4(c)(iv)1	The Robinson Option Plan, 2005 Stock Option Plan and 2005 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on December 5, 2005.

4(c)(iv)2	2007 Consultant Stock Compensation Plan – Incorporated herein by reference to Form S-8 filed on January 16, 2007.

4(c)(iv)3         2009 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on April 7, 2009

11	Code of ethics of the Company incorporated herein by reference to Annual Report in form 20-F filed on May 29, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a )under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 30th day of June, 2009.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah
Title:  Chairman and CEO