Form 20-F
period 2010-03-31
BONTAN CORP INC
filed 2010-08-09
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Not applicable
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares without par value – 65,229,076 as at March 31, 2010

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act                Yes ___       No  X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                            Yes____      NoX

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by checkmark                                                                           Yes X     No__

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

Large accelerated filer___Accelerated filer____ Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP_____ International Financial Reporting                                                                                                                     Other X
Standards as issued by the International _____
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17:  X Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No X

FORWARD LOOKING STATEMENTS

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

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approximately 72% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with accounting principles generally accepted in Canada ("Can. GAAP"). Such financial data conforms in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP") except as disclosed in Note 24 of the Notes to Consolidated Financial Statements contained herein.

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2010, 2009 and 2008. These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following is a selected financial data for the Company for each of the last five fiscal years 2006 through 2010 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2010	2009	2008	2007	2006
				(Restated)	(Restated)

Revenue	-	7,901	73,300	$93,278	$1,238,940
Loss before non-controlling interests	$(4,284,058)	$(689,415)	$(571,799)	$(164,043)	$(4,784,933)
Non-controlling interests	$356,814	$-	$-	$-	$-
Net Loss	$(3,927,244)	$(689,415)	$(571,799)	$(164,043)	$(4,784,933)
Net loss per share (1)	$(0.09)	$(0.02)	$(0.02)	$(0.01)	$(0.31)
Working capital	$371,130	$1,431,495	$5,173,892	$6,624,466	$5,285,784
Total assets	$10,419,787	$1,592,947	$5,239,122	$6,672,918	$5,450,772
Capital stock	$35,298,257	$32,854,075	$32,901,488	$32,413,811	$32,175,000
Warrants	$7,343,886	$2,192,927	$2,153,857	$2,215,213	$951,299
Contributed surplus	$4,573,748	$4,154,266	$4,077,427	$4,069,549	$4,069,549
Accumulated other comprehensive loss	$(2,696,213)	$(4,425,018)	$(1,306,768)
Shareholders' equity	$6,900,299	$1,440,929	$5,180,098	$6,624,466	$5,285,784
Weighted average number of shares outstanding (2)	42,963,027	30,170,743	28,840,653	27,472,703	15,655,023

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total number of shares outstanding at the end of each of the months by twelve.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2010	2009	2008	2007	2006

Loss for year	$(3,927,244)	$(689,415)	$(571,799)	$(52,384)	$(4,590,175)
Comprehensive Loss	$(2,198,439)	$(3,807,665)	$(2,838,269)	$795,658	$(4,038,005)
Loss per share -Basic and diluted	$(0.09)	$(0.02)	$(0.02)	$0.00	$(0.29)
Total assets	$10,419,787	$1,592,947	$5,239,122	$7,632,619	$6,197,700
Shareholders' equity	$6,900,299	$1,440,929	$5,180,098	$7,584,167	$4,734,269

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On July 23, 2010, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was CDN $1.04=US$1

The following table sets out the high and low exchange rates in US dollar for one Canadian dollar for each of the last six months

2010	June	May	April	March	February	January

High for period	$0.98	$0.99	$1.00	$0.99	$0.96	$0.98
Low for period	$0.94	$0.93	$0.98	$0.96	$0.93	$0.94

The following table sets out the average exchange rates in US dollar for one Canadian dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31
	2010	2009	2008	2007	2006
Average for the year	0.92	0.89	0.97	0.88	0.84

(B)  CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C)  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

(D)  RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Risks Related to our Business

We have a history of operating losses and may never achieve profitability in the future.

We have incurred significant operating losses. It is unlikely that we will generate significant revenues while we seek to complete our exploration and development activities in the offshore Israel project.  As of March 31, 2010, we had an accumulated deficit of approximately $37.3 million.  We do not have any proved reserves or current production of oil or gas. Our success is substantially dependent upon on the successful exploration, drilling and development of the offshore Israel project.  We cannot assure you that we will be profitable in the future.

Our consolidated financial statements for the year ended March 31, 2010 have been prepared assuming that we will continue as a going concern, however, there can be no assurance that we will be able to do so. Our ability to continue as a going concern is dependent upon our ability to access sufficient capital to complete exploration and development activities, identify commercial oil and gas reserves and ultimately achieve profitable operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Israel Petroleum Company, Ltd (IPC Cayman) is a newly formed development stage company with no operating history.

IPC Cayman, the company in which we acquired a 76.79% equity interest, is newly formed and has no operating history.  Its operations will be subject to all of the risks inherent in exploration stage companies with no revenues or operating history. Its potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business, especially the oil and natural gas exploration business.  No assurance can be given that any particular investment return will be achieved.

We will be substantially dependent upon our joint venture partners to develop the offshore Israel project.

We will be substantially dependent on IPC Cayman and our other joint venture partners and their respective affiliates to develop the offshore Israel project. We will not control the management or operations of the offshore Israel project.

Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of financial commitments. Joint venture partners may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our interests or objectives, and they may have competing interests in our markets that could create conflict of interest issues. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our joint venture partners would have full control over the joint venture. Disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Our investment in the offshore Israel project may exceed returns from the project.

We cannot control activities on properties or drilling locations that we do not operate and are unable to control their proper operation and profitability.

We do not operate any of the properties in which we own an interest, and we own an indirect minority interest in the properties. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could adversely affect us from realizing our target returns for those properties. The success and timing of exploration and development activities on properties operated by others therefore will depend upon a number of factors outside of our control, including:

•	the nature and timing of drilling and operational activities;
•	the timing and amount of capital expenditures;
•	the operator’s expertise and financial resources;
•	the approval of other participants in drilling wells; and
•	the operator’s selection of suitable technology.

The Mira and Sarah licenses must be drilled with two years or the license could be forfeited.

Our joint venture must commence well drilling on each of the Mira and Sarah licenses within two years or the licenses could be forfeited.   If our joint venture fails to drill timely wells before the license expiration, we will lose the drilling opportunities and our investment in the expired licenses.

Prospects that our joint venture decides to drill may not yield natural gas or oil in commercially viable quantities.

The joint venture is conducting seismic surveys and other geological and geophysical analysis to identify and develop prospects in the areas covered by the Mira and Sarah licenses.  A prospect is a property on which indications of natural gas and oil have been identified based on available seismic and geological information and analyses. The prospects will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of data in the same and nearby areas will not enable the joint venture to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to recover drilling or completion costs or to be economically viable.  If the seismic and other data are inconclusive or unsatisfactory, the joint venture may not be able to attract industry partners to conduct exploratory drilling on its properties.

There is currently no infrastructure to market oil or gas if hydrocarbons are discovered.

The Mira and Sarah licenses are located in an area of the eastern Mediterranean where there has not previously been production of oil and gas.  Accordingly, there is not currently any infrastructure in place to market oil or gas if hydrocarbons are discovered.  The Israeli government will have to approve the installation of infrastructure, and the construction of infrastructure will require significant capital investment.

Failure to fund capital expenditures could adversely affect our properties interests..

The oil and gas industry is capital intensive. The joint venture’s exploration and development activities will require substantial capital expenditures to meet requirements in the licenses and any future licenses that may be granted covering the area of the Benjamin permit.  There is no assurance that we or our joint venture partners will be able to obtain equity or debt financing on acceptable terms, or at all.

We do not expect that debt financing will be available to us or any of our joint venture partners to support exploratory operations of the type required to establish commercial viability of the properties.  Cash flows from the offshore Israel project will be subject to a number of variables, such as the success of drilling operations, production levels from successful wells, prices of crude oil and natural gas, availability of infrastructure and markets, and costs of services and equipment.  In addition, our joint venture partners could seek farmout arrangements with third parties. These farmouts could result in us giving up a substantial interest in the oil and gas properties, comprising two licenses for offshore exploration for gas and/or oil, we have acquired.  If we or IPC Cayman are not able to fund our or its share of capital expenditures, our interests in the properties might be reduced or forfeited as a result.

Market conditions could impede access to capital or increase the cost of capital, which could significantly impede development of the offshore Israel project.

The oil and gas industry is cyclical in nature and tends to reflect general economic conditions. Recent and continuing disruptions and volatility in the global financial markets may, among other things, make it more difficult for us and our joint venture partners to obtain, or increase the cost of obtaining, capital and financing for the offshore Israel project.  Access to additional capital may not be available on acceptable terms or at all.  Difficulties in obtaining capital and financing or increased costs for obtaining capital and financing could significantly delay development of our property interests.

Our business is not geographically diversified.

Our property interests are located off the west coast of Israel.  We currently own no other working interests, leases or properties.  As a result, our current business will be concentrated in the same geographic region.  Our success or failure will be dependent upon the drilling and production results of any wells identified on the offshore Israel properties.

We face significant competition and many of our competitors have resources in excess of our available resources.

The oil and natural gas industry is highly competitive. We face intense competition from a large number of independent, technology-driven companies as well as both major and other independent crude oil and natural gas companies in a number of areas such as:

·	seeking to acquire desirable producing properties or new leases for future exploration;
·	marketing our crude oil and natural gas production;

·	seeking to acquire the equipment and expertise necessary to operate and develop properties; and
·	attracting and retaining employees with certain skills.

Many of our competitors have financial, technical and other resources substantially in excess of those available to us. This highly competitive environment could have an adverse impact on our business.

Risks of Oil and Natural Gas Investments

Oil and natural gas investments are highly risky.

The selection of prospects for oil and natural gas drilling, the drilling, ownership and operation of oil and natural gas wells and the ownership of non-operating interests in oil and natural gas properties are highly speculative.  There is a possibility you will lose all or substantially all of your investment in us.  We cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil and natural gas, nor can we predict the amount of time it will take to recover any oil or natural gas we do produce. Drilling activities may be unprofitable, not only from non-productive wells but also from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit.

Oil and natural gas prices are volatile and a reduction in these prices could adversely affect our financial condition and results of operations.

The price that we may receive for oil or natural gas production from wells in which we have an interest will significantly affect our revenue, cash flow, access to capital and future growth. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The markets and prices for oil and natural gas depend on numerous factors beyond our control. These factors include:

·	changes in supply and demand for oil and natural gas;
·	actions taken by foreign oil and gas producing nations;
·	political conditions and events (including political instability or armed conflict) in oil or natural gas producing regions;
·	the level of global oil and natural gas inventories and oil refining capacity;
·	the price and level of imports of foreign oil and natural gas;
·	the price and availability of alternative fuels;
·	the availability of pipeline capacity and infrastructure;
·	the availability of oil transportation and refining capacity;
·	weather conditions;
·	speculation as to future prices of oil and natural gas and speculative trading of oil or natural gas futures contracts;
·	domestic and foreign governmental regulations and taxes; and
·	global economic conditions.

The effect of these factors is magnified by the concentration of our interests in Israel, where some of these forces could have disproportionate impact, such as war, terrorist acts or civil disturbances, changes in regulations and taxation policies by the Israeli government, exchange rate fluctuations, laws and policies of Israel affecting foreign investment, trade and business conduct and the availability of pipeline capacity and infrastructure.

A significant or extended decline in oil and natural gas prices may have a material adverse effect on our and IPC Cayman’s financial condition, results of operations, liquidity, ability to finance planned capital expenditures or  ability to secure funding from industry partners.

Exploration, development and production of oil and natural gas are high risk activities with many uncertainties that could adversely affect our financial condition and results of operations.

The joint venture’s drilling and operating activities will be subject to many risks, including the risk that commercially productive wells will not be discovered.  Drilling activities may be unprofitable, not only from dry holes but also from productive wells that do not generate sufficient revenues to return a profit. In addition, drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

·	environmental hazards, such as natural gas leaks, pipeline ruptures and spills;
·	fires;
·	explosions, blowouts and cratering
·	unexpected or unusual formations;
·	pressures;
·	facility or equipment malfunctions;
·	unexpected operational events;
·	shortages of skilled personnel;
·	shortages or delivery delays of drilling rigs and equipment;
·	compliance with environmental and other regulatory requirements;
·	adverse weather conditions; and
·	natural disasters.
Any of these risks could adversely affect operations or result in substantial losses as a result of personal injury or loss of life; severe damage to or destruction of property and equipment; pollution; environmental contamination; repair and remediation costs; loss of wells; and regulatory fines and penalties.  Uninsured liabilities could have a material adverse effect on our financial condition and results of operations.

We will be subject to various governmental regulations which may result on material liabilities and costs.

Political developments and laws and regulations will affect the offshore Israel project. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations have affected and in the future could affect oil and natural gas production, operations and economics. We cannot predict how agencies or courts in the State of Israel will interpret existing laws and regulations or the effect these adoptions and interpretations may have on our business or financial condition.

We and our joint venture partners are subject to laws and regulations promulgated by the State of Israel relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements can change and are subject to interpretation and we are unable to predict the ultimate cost of compliance with these requirements or their effect on the offshore Israel project. We and our joint venture partners may be required to make significant expenditures to comply with governmental laws and regulations.

We and our joint venture partners are subject to Israeli environmental laws and regulations.  Because of the recent nature of the discoveries in the eastern Mediterranean and the absence of production, there has not been consideration of the impact that operations in this area may have on environmental laws and regulations, which could be changed in ways that could negatively impact the offshore Israel project. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities and may require us and our joint venture partners to incur substantial costs of remediation. In addition, we and our joint venture partners may incur costs and penalties in addressing regulatory agency procedures involving instances of possible non-compliance.  The financial implications, if any, cannot be estimated at this stage.

Potential regulations regarding climate change could alter the way the joint venture conducts business.

As awareness of climate change issues increases, governments around the world are beginning to address the matter. This may result in new environmental regulations that may unfavourably impact us and our joint venture partners. The cost of meeting these requirements may have an adverse impact on our financial condition, results of operations and cash flows.

The potential lack of availability or high cost of drilling rigs, equipment, supplies, personnel and other oil field services could adversely affect the joint venture’s ability to execute exploration and development plans on a timely basis and within budget.

From time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel in the oil and natural gas industry. During these periods, the costs of rigs, equipment and supplies are substantially greater and their availability may be limited, particularly in international locations that typically have more limited availability of equipment and personnel, such as Israel. During periods of increasing levels of exploration and production in response to strong demand for oil and natural gas, the demand for oilfield services and the costs of these services increase. Additionally, these services may not be available on commercially reasonable terms.

Risks Related to the Manager of IPC Cayman

The loss of IPC Cayman’s manager could adversely affect our business.

International Three Crown Petroleum LLC is the sole director of IPC Cayman and H. Howard Cooper is the manager of International Three Crown Petroleum LLC.  Mr. Cooper has significant experience in developing international oil and gas projects.  While the joint venture plans to retain an international operator, consultants and contractors with extensive experience in managing and operating these kinds of international projects, Mr. Cooper’s unavailability for any reason could negatively impact our business and representation of our interests on the steering committee.

The manager of IPC Cayman will have most powers relating to management of the project.

Under the agreement between us and International Three Crown Petroleum LLC, we have limited authority to participate in the management of IPC Cayman.  Our rights as the holder of a majority of the shares of IPC Cayman will include the right to approve:

•
Expansion of the scope of IPC Cayman’s business beyond the acquisition, development and potential farm out or sale of the Mira and Sarah licenses and any other oil and gas exploration and development activity within the offshore or onshore areas of the State of Israel;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the assets of IPC Cayman (other than a sale or farm out to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC Cayman;

•	Liquidate IPC Cayman;

•	Enter into any contract or agreement between IPC Cayman and International Three Crown Petroleum LLC or any affiliate;

•	Modify any compensation arrangement between IPC Cayman and International Three Crown Petroleum LLC and any affiliate; and

•	Amend the organizational and internal operating documents of IPC Cayman.

Other than those specified rights, International Three Crown Petroleum LLC as the sole director of IPC Cayman will have the right to make operational decisions with respect to matters affecting the exploration and development of the licenses, including farming out or otherwise disposing of interests to third parties who will agree to assume the obligations to conduct required exploratory and development operations at their cost.

There is no guarantee that IPC Cayman will make cash distributions to its owners, including us.

Cash distributions are not guaranteed and will depend on future drilling and operating activities and performance of the offshore Israel project. The director of IPC Cayman has the authority to authorize and to make any distributions to its stockholders at such times and in such amounts as the director deems advisable. You may receive little or no return on your investment in us.

Conflicts of interest may arise.

Conflicts of interest may arise because of the relationships between and among IPC Cayman, International Three Crown Petroleum LLC and us.  The interests of International Three Crown Petroleum  LLC may not coincide with the interests of us and our shareholders.  In addition, International Three Crown Petroleum LLC and its majority member, H. Howard Cooper, may experience conflicts of interest in allocating their time and resources between IPC Cayman and other businesses, including other oil and gas projects.  The organizational documents do not restrict International Three Crown Petroleum LLC and its affiliates from engaging in other business activities or specify any minimum amount of time that International Three Crown Petroleum LLC and its affiliates are required to devote to IPC Cayman.

Risks Related to Ownership of our Stock

There is currently a limited trading market for our common shares.

There currently is a limited public market for our common shares.  Further, although our common shares are currently quoted on the OTC Bulletin Board, trading of our common shares may be extremely sporadic.  As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of, our common shares.  There can be no assurance that a more active trading market for our common shares will develop. Accordingly, investors must assume they may have to bear the economic risk of an investment in our common shares for an indefinite period of time.

Risks related to penny stocks.

Our common shares are subject to regulations prescribed by the SEC relating to “penny stock.” These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (as defined in Rule 501 of the U.S. Securities Act of 1933). These regulations could adversely impact market demand for our shares and adversely impact our trading volume and price.

The issuance of common shares upon the exercise of our outstanding warrants and options will dilute the ownership interest of existing stockholders and increase the number of shares eligible for future resale.

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders.  As of March 31, 2010, we had outstanding warrants to purchase an aggregate of 59,701,420 common shares and outstanding options to purchase an aggregate of 4,825,000 common shares.  To the extent the warrants and options are exercised, additional common shares will be issued and that issuance will increase the number of shares eligible for resale in the public market.  The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the public market price of our common shares.

We expect to raise additional funds by issuing our stock which will dilute your ownership.

We expect that we will likely issue a substantial number of shares of our capital stock in the future.  Under these arrangements, we may agree to register the shares for resale soon after their issuance. The sale of additional shares could lower the value of your shares by diluting your ownership interest in us and reducing your voting power. Shareholders have no pre-emptive rights.

Compliance with the rules established by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 are complex. Failure to comply in a timely manner could adversely affect investor confidence and our stock price.

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require us to perform an annual assessment of our internal controls over financial reporting and certify the effectiveness of those controls. The standards that must be met for management to assess the internal controls over financial reporting as now in effect are complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal controls over financial reporting. If we cannot perform the assessment or certify that our internal controls over financial reporting are effective, investor confidence and share value may be negatively impacted.

Your investment return may be reduced if we lose our foreign private issuer status.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC.  In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise, we will be subject to additional reporting obligations under the Exchange Act which could increase our SEC compliance costs.

We may be treated as a passive foreign investment company for U.S. tax purposes, which could subject United States investors to significant adverse tax consequences.

A foreign corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income taxation purposes, if in any taxable year either: (a) 75% or more of its gross income consists of passive income; or (b) 50% or more of the value of the company’s assets is attributable to assets that produce, or are held for the production of, passive income. Based on our current income and assets and our anticipated future operations, we believe that we currently are not a PFIC.  U.S. stockholders of a PFIC are subject to a disadvantageous U.S. income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.   The PFIC rules are extremely complex.  A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

U.S. shareholders may not be able to enforce civil liabilities against us.

We are a corporation organized under the laws of the Province of Ontario, Canada.  Most of our directors and executive officers are non-residents of the United States.  Because a substantial portion of their assets and currently all of our assets are located outside the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

ITEM 4 – INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

We are a Canadian corporation incorporated under the laws of the Province of Ontario in 1973 under the original name of Kamlo Gold Mines Limited.  We were inactive until 1985.  Between 1986 and 1992, our company was involved in the development of a new technology for the marine propulsion business. During this period, our company went through three name changes.

Between 1993 and 1996, our company was involved in the distribution and manufacture of a snack food. During this period, our company went through two more name changes.

Our company remained inactive after the closure of the snack food business in November 1996 until December 1998 when we changed our name to Dealcheck.com Inc. and agreed on a new business strategy. This strategy focused on investing in new and emerging technology oriented projects and businesses.  In 1999, our company raised $3.2 million, which we invested in various projects and companies over the next two years as per the new business strategy of our company. Unfortunately, the IT sector performed poorly since 2001 and new and emerging technology-based businesses suffered significant losses, financial problems and bankruptcies. These factors adversely affected our company’s investments and its profitability. Our company had to write off all its investments by the end of the fiscal 2003.

In April 2003, our company changed its business focus to the natural resource industry and completed a private placement of approximately 8.9 million common shares, raising approximately USD $3.1 million. These funds were primarily invested in projects involving oil and gas exploration and diamond mining projects in Brazil between April 2003 and September 2005.

Diamond mining operations discontinued in December 2004. Our company sold its interest in an oil exploration project in Papua New Guinea in July 2005 for USD $3.2 million. Our company’s cost of this project was approximately USD $1.6 million. Further, in October 2004, our company acquired a working interest in a gas exploration project in Louisiana, USA.  Between March 2005 and September 2005, our company invested approximately $3.9 million as its share of exploration costs. The exploration, however, proved a dry well and was therefore abandoned and the costs incurred were fully written off in December 2005.

Since 2006, our company has been actively pursuing oil and gas exploration and development projects We found many projects to be too expensive while others did not meet our technical due diligence. In November 2009, we acquired (through our wholly owned subsidiary) an indirect 71.63% working interest in two drilling licenses and one exploration permit in the Levantine Basin, approximately 40 kilometers off the west coast of Israel. The two drilling licenses, Petroleum License 347 (“Mira”) and Petroleum License 348 (“Sarah”), cover approximately 198,000 acres of submerged land, and the exploration permit, Petroleum Preliminary Permit 199 (“Benjamin”), covers approximately 461,000 acres of submerged land adjacent to the land covered by the licenses.  Our working interest was held in the form of a 75% equity interest in IPC Cayman, a Cayman Islands limited company that was formed to explore and develop the properties off the coast of Israel. Subsequently, disputes arose with respect to the transfer of rights in the two drilling licenses and the exploration permit to IPC Cayman and the Benjamin permit was lost in February 2010 due to the failure to timely submit the required seismic data to the Israel Petroleum Commissioner. In March 2010, IPC Cayman entered into an Allocation of Rights and Settlement Agreement with the Lead Investors and others under which, among other things, the Lead Investors acquired a greater than 50% working interest in the Mira and Sarah licenses for approximately USD $16.2 million.  The sale proceeds were used primarily used to pay for the seismic data relating to the two drilling licenses and the permit and to settle various disputes with PetroMed Corporation, the original registered owner of a 95.5% working interest in the two drilling licenses and the permit.

Under the terms of an agreement dated April 14, 2010, International Three Crown Petroleum LLC is deemed to own a 23.21% equity interest in IPC Cayman represented by 2,321 ordinary shares of IPC Cayman and Bontan is deemed to own a 76.79% equity interest in IPC Cayman represented by 7,679 ordinary shares of IPC Cayman. Allied Ventures Incorporated is deemed not to have owned or to ever have owned any equity interest in IPC Cayman.

As a result, we now own an indirect 11% working interest in the two drilling licenses through our 76.79% equity interest in IPC Cayman. International Three Crown Petroleum LLC owns the balance of the 23.21% equity interest in IPC Cayman and is representing our interest in the offshore Israel project through its participation in the steering committee that has been formed to govern activities with respect to the two drilling licenses. This interest has further reduced to 10.45% owing to sale of 5% of the interest to the Operator.

In connection with the acquisition of our equity interest in IPC Cayman and as consideration for the PetroMed Corporation’s sale of its interest in the licenses and permit in November 2009, we originally paid to the seller USD $850,000 in cash, 8,617,686 common shares and a 7-year warrant to purchase 22,853,058 common shares, and paid USD $500,000 to International Three Crown Petroleum LLC.  In addition, we issued a 5-year warrant to purchase up to 5,000,000 common shares to International Three Crown Petroleum LLC and a 5-year warrant to purchase up to 2,000,000 common shares to Allied Ventures Ltd.  These 5-year warrants have an exercise price of USD $0.35 per share and cashless exercise option.  Under the Allocation of Rights and Settlement Agreement, we cancelled the 8,617,686 common shares and the warrant to purchase 22,853,058 common shares issued to PetroMed Corporation.

To cover a portion of our acquisition costs, we also issued promissory notes in the aggregate principal amount of USD $975,000, together with 5-year warrants to purchase a total of 1,125,000 common shares at an exercise price of USD $0.35 per share. The notes bear an interest rate of 10% per year and are due and payable in November 2010.  One note is secured by a pledge of our 1,125 shares of IPC Cayman.

In addition, we have paid USD $1.5 million to IPC Cayman for its operational costs and approximately USD $2 million to Western Geco International Ltd. towards the cost of the seismic data.

Our company’s registered office is situated at 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3. We are a reporting issuer in the province of Ontario.

(B)  BUSINESS OVERVIEW

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators.  We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves. We are currently focused on the offshore Israel project which currently includes the Mira and Sarah licenses.  We currently are not seeking to acquire additional property interests in Israel or any other region or to pursue other business opportunities.  Our goal is to advance offshore Israel project to the drilling stage aggressively, as prudent financing will allow us to determine the presence of oil or natural gas. If we are successful in doing so, we believe our joint venture partners can attract the attention of the existing oil and gas companies already operating in the region or new oil and gas companies to enter into a development agreement or farm out agreement.

Background and Status of Offshore Israel Project

On October 15, 2009, International Three Crown Petroleum LLC entered into an option agreement with PetroMed Corporation under which International Three Crown Petroleum LLC was granted the right to purchase all of PetroMed Corporation’s rights in the Mira and Sarah licenses and the Benjamin permit. On November 18, 2009, the right to purchase was exercised, and as part of the closing, PetroMed Corporation was paid the contractual consideration and PetroMed Corporation provided IPC Cayman,

International Three Crown Petroleum’s designee, with irrevocable deeds of assignment with respect to each of the licenses and permit.

Under Section 76(a) of the Israel Petroleum Law, the permit may be transferred only with the permission of the Petroleum Commissioner and the licenses may be transferred only with the permission of the Petroleum Commissioner and after the Petroleum Commissioner’s consultation with the Petroleum Council. Accordingly, on January 18, 2010, IPC Cayman filed applications with the Petroleum Commissioner to transfer the licenses and permit, with the application to transfer the permit also including an application to be granted a license based on the permit and it’s attending priority rights.

PetroMed Corporation sent an e-mail to IPC Cayman and the Petroleum Commissioner on January 17, 2010, purporting to ‘rescind’ the PetroMed transaction and has, to the best of IPC Cayman’s knowledge, further addressed the Petroleum Commissioner with claims that the Petroleum Commissioner deny the applications. In addition, IPC Cayman received verbal indication from the Petroleum Commissioner that the permit would lapse at the end of its term on February 5, 2010, and the Petroleum Commissioner would not approve the conversion of the permit into a license. Thereafter, PetroMed Corporation communicated its withdrawal of rescission to the Petroleum Commissioner with respect to the request to transfer the permit and convert it into a license and requested that the Petroleum Commissioner place the request for conversion of the permit before the Petroleum Council.

On January 19, 2010, PetroMed Corporation filed a complaint in the U.S. District Court for the Western District of Washington against Bontan, Howard Cooper and Three Crown Petroleum, LLC.  The complaint requested, among other things, rescission of PetroMed Corporation’s assignment of its 95.5% interest in the Mira and Sarah licenses and Benjamin permit to IPC Cayman and a declaration that the contracts with the defendants are null and void.

On February 12, 2010, International Three Crown Petroleum LLC and IPC Cayman filed a complaint in the Denver, Colorado District Court against PetroMed Corporation and other defendants.  International Three Crown Petroleum LLC and IPC Cayman alleged that the defendants were actively interfering with IPC Cayman’s application before the Israel Ministry of Natural Infrastructure for transfer to IPC Cayman of PetroMed Corporation’s 95.5% interest in the Mira and Sarah licenses and Benjamin permit.  In the lawsuit, International Three Crown Petroleum LLC and IPC Cayman were seeking, among other matters, temporary, preliminary and permanent injunctive relief in order to avoid real, immediate and irreparable harm to International Three Crown Petroleum LLC and IPC Cayman resulting from the defendants’ alleged wrongful conduct.  The lawsuit also requested damages for defendants’ alleged multiple tortuous acts and materials breaches of contracts, and a declaration of the parties’ rights and obligations under the contracts.

International Three Crown Petroleum LLC had informed us that, in light of the dispute as to ownership of the Mira and Sarah drilling licenses and the Benjamin exploration permit, the Petroleum Commissioner had declined to transfer the licenses and permit to IPC Cayman and had indicated to IPC Cayman that he would be terminating the permit and possibly the licenses.

Separately, because Western Geco International had not been paid its $12.5 million in full, it refused to turn over the seismic data and its interpretation to IPC Cayman.  Failure to deliver the seismic data and its interpretation to the Petroleum Commissioner would be a default under the permit and licenses that could lead to their termination by the Petroleum Commissioner.

To settle the disputes and to ensure that the future of the offshore Israel project is not jeopardized, we and IPC Cayman accepted an offer from two Israeli investors with significant financial and local influence to join the project as major partners. The major partners (or Lead Investors) in the offshore Israel project are Emanuelle Energy Ltd. and IDB-DT Energy (2010) Ltd.  Mr. Ofer Nimrodi controls Emanuelle Energy Ltd.  and is a director and CEO of Tel Aviv-based Israel Land Development Company Ltd. IDB-DT Energy (2010) Ltd. Is a joint venture of IDB Development Corporation Ltd., which is affiliated with Avraham Livnat Company, and Du-Tzah Ltd., which is affiliated with Manor Holdings and Yitzak “Zachi” Sultan.

On March 25, 2010, International Three Crown Petroleum LLC, IPC Cayman, PetroMed Corporation, Emanuelle Energy Ltd., IDB-DT Energy (2010) Ltd. and others entered into an Allocation of Rights and Settlement Agreement.  This agreement provides for, among other things:

•	The dismissal of certain lawsuits and mutual release of claims among the parties;

•
The payment by the Lead Investors of: (i) $10.5 million to Western Geco International Ltd. for the release of 2D and 3D seismic data relating to the Mira and Sarah licenses, (ii) Aproximately $5.7 million to settle certain liabilities of PetroMed Corporation and to acquire its controlling interest.

•	A new allocation of working interests in the offshore Israel project as follows: 14.325% to IPC Cayman; 27.15% to IDB-DT Energy (2010) Ltd.; and 54.025% to Emanuelle Energy Ltd.;

•	With respect to IPC Cayman’s 14.325% working interest, an allocation of 11% to Bontan and 3.325% to International Three Crown Petroleum LLC;

•
For purposes of the application to effect the transfer  of rights in the Mira and Sarah licenses, the Lead Investors to prove (without incurring any actual monetary obligation) the financial capability requirement under Israel Petroleum law in respect of IPC Cayman’s interest in the licenses;

•	The grant of overriding royalty interests, totaling 11.5%, to certain persons, including 1% to an affiliate of Mr. Cooper and 2% to Israel Land Development Company Ltd. and IDB-DT Energy (2010) Ltd.;

•	The cancellation of the common shares and warrants of Bontan issued to PetroMed Corporation in November 2009; and

•	The formation of steering committee composed of two representatives of the Lead Investors and one representative of IPC Cayman, to manage the project with respect to the Mira and Sarah licenses.

Under the Allocation of Rights and Settlement Agreement, the Lead Investors have agreed, for purposes of the application to effect the transfer of the rights in the Mira and Sarah licenses, to prove (without incurring any actual monetary obligation) the financial capability requirement under Israel Petroleum Law in respect of IPC Cayman’s interest in the licenses. This obligation will continue until the earlier of (i) five months from the registration of the licenses in the names of the Lead Investors and IPC Cayman in accordance with their respective ownership interests or (ii) June 30, 2011. If IPC Cayman fails to establish its independent financial capability after this obligation ends, IPC Cayman must elect one of the following options (on a licensee by license basis):

1)
IPC Cayman may offer to sell to the Lead Investors its ownership interest in the license for which it has not established financial capability for a purchase price of $240,000 per each 1% ownership interest;

2)
IPC Cayman may contract to sell, farmout or otherwise dispose of its ownership interest in the applicable license and the Lead Investors have the right of first refusal to acquire any or all of the interest; or

3)
IPC Cayman will be obligated to participate in the first well drilled under the applicable license by paying 200% of its share of the drilling costs and if it fails to do so, IPC Cayman will forfeit its ownership interest in the applicable license.

If IPC Cayman fails to complete option 1 or 2 within 60 days after the Lead Investors’ obligation ends, it will be deemed to have elected option 3 above.  As between us and International Three Crown Petroleum LLC, if we fail to establish financial capability to the extent of our proportionate ownership of IPC Cayman, then International Three Crown Petroleum LLC can establish such financial capability on behalf of IPC Cayman and the ownership of IPC Cayman will be readjusted to reflect the acquisition by International Three Crown Petroleum LLC of our interest in the applicable license.

In a letter dated May 16, 2010, Petroleum Commissioner confirmed that the two licenses are fully valid and approved changes in the work plan submitted by the steering committee. The Petroleum Commissioner approved deadlines for submitting various work plans between July 15, 2010 and March 31, 2011. With respect to the financial capability requirement for approval of the transfer of rights, the Petroleum Commissioner has indicated that the joint venture partners must demonstrate liquidity equal to at least  half of the cost of the first well drilling, which we estimate to be approximately USD $50 million.

On May 19, 2010, Geoglobal Resources (India) Inc. was appointed operator for the Mira and Sarah licenses, subject to the execution of a joint operating agreement. The operator is a wholly owned subsidiary of Geoglobal Resouces Inc.,(“Geoglobal”) a public company headquartered in Calgary, Alberta Geoglobal is primarily engaged since 2002 in exploration and development of oil and gas reserves – both on shore and off shore – in India. It has exploration rights through production sharing contracts in four offshore and onshore geological basins covering approximately 1.7 million net acres. The operator will acquire a 5% working interest in the Mira and Sarah licenses pro rata from the Lead Investors and IPC Cayman for USD $1.2 million.  As a result of such acquisition, our indirect working interest has decreased to 10.45%. The operator also will have an option to acquire an additional 2.5% working interest in one or both licenses pro rata from the Lead Investors and IPC Cayman. In addition, the operator will have the right of representation on the steering committee. The joint venture partners expect to enter into a joint operating agreement with the operator by July 2010.

The joint venture partners and the operator also entered into an option agreement dated as of May 19, 2010. Under this option agreement, the joint venture partners have the option to purchase up to a 12.5% ownership interest in an offshore drilling license known as the Samuel license, subject to the license being granted to the operator by the Israel Petroleum Commissioner.  The Samuel license has now been granted to the operator, together with other partners, Bontan’s subsidiary, IPC Cayman is now entitled to acquire 2.72% of the Samuel license, of which Bontan’s share would be 2.09% and the minority shareholder of IPC Cayman will be entitled to the balance 0.63%.

the operator will have the right to increase its working interest in the Mira and Sarah licenses by an additional 2.5%.

On May 20, 2010, the joint venture partners submitted an application to the Israeli Petroleum Commissioner to approve the transfer and registration of the rights in the Mira and Sarah licenses. The approval was granted on June 16, 2010.

The Benjamin permit originally held by PetroMed Corporation and acquired by IPC Cayman expired in February 2010 because the required seismic data was not timely submitted to the Petroleum Commissioner. The Israeli Ministry of Petroleum has invited new applications for licenses covering the same area as the original Benjamin permit. The Lead Investors and IPC Cayman have paid for and obtained the required 2D seismic data for this application and submitted an application for Michael license on May 20, 2010. On June 16, 2010, The Israeli Ministry of Petroleum informed the lead investors that their application for Michael license was not approved.

Assuming the execution of a joint operating agreement among the joint venture partners and the operator, 100% of the rights and interests in the Mira and Sarah licenses will be allocated as follows:

13.609% to IPC Cayman; 24.282% to IDB-DT Energy (2010) Ltd.; 48.322% to Emanuelle Energy Ltd.; 8.788% to PBT Capital Partners, LLC; and 5% to Geoglobal Resources (India) Inc.  The current members of the steering committee are three – one each from IDB-DT, Emanuelle and IPC Cayman. Mr. Howard Cooper current represents IPC Cayman. Additional members may be admitted to represent the Operator and PBT Capital Partners LLC. Resolutions of the steering committee are determined by a vote of members representing at least a majority of the working interests, calculated on a license–by-license basis.

Manager of Offshore Israel Project

International Three Crown Petroleum LLC is the sole director of IPC Cayman and owns a 23.21% equity interest in IPC Cayman. The majority member and principal of International Three Crown Petroleum LLC is H. Howard Cooper.

H. Howard Cooper is currently the manager of International Three Crown Petroleum, which serves as the sole director of IPC Cayman. Mr. Cooper is also the manager Power Petroleum LLC.  International Three Crown Petroleum was formed by Mr. Cooper in 2005 to identify and purchase oil and gas leases, primarily in the U.S. Rocky Mountain Region. Power Petroleum, which was formed by Mr. Cooper in 2007, puts drilling prospects together in Colorado, Montana, Utah and North Dakota.  From 1996 until February 2005, Mr. Cooper was the chairman of the board of directors of Teton Energy Corporation, a

U.S. publicly traded company formerly known as Teton Petroleum Company.  Mr. Cooper also served as president and CEO of Teton from 1996 until May 2003.  During his tenure with Teton, Teton primarily  engaged in oil and gas exploration,  development, and production in Western Siberia, Russia. Prior to joining Teton, Mr. Cooper served as a director and president of American Tyumen, a company he founded in 1996 and which shortly thereafter merged with Teton.  From 1994 to 1995, Mr. Cooper was a principal with Central Asian Petroleum, an oil and gas company with its primary operations in  Kazakhstan.  From 1992 to 1994 Mr. Cooper served with AIG, an insurance group in New York, evaluating oil and gas projects in Russia. From 1981 - 1991, Mr. Cooper was an independent landman developing oil and gas opportunities in the U.S. Rocky Mountain Region.

Under a stockholders agreement, we have limited authority to participate in the management of IPC Cayman.  International Three Crown Petroleum LLC as the sole director of IPC Cayman will have the right to make operational decisions with respect to matters affecting the exploration and development of the licenses and permit, including farming out or otherwise disposing of interests to third parties who will agree to assume the obligations to conduct required exploratory and development operations at their cost.

The director must get prior written approval of stockholders holding a majority of shares of IPC Cayman to take any of the following actions:

•
Expansion of the scope of IPC Cayman’s business beyond the acquisition, development and potential farm out or sale of the Mira and Sarah licenses and Benjamin permit and any license that may be issued in lieu of such permit and any other oil and gas exploration and development activity within the offshore or onshore areas of the State of Israel;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the assets of IPC Cayman (other than a sale or farmout to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC Cayman;

•	Liquidate IPC Cayman;

•	Enter into any contract or agreement between IPC Cayman and International Three Crown Petroleum LLC or any affiliate;

•	Modify any compensation arrangement between the Project Company and International Three Crown Petroleum LLC and any affiliate; and

•	Amend the organizational and internal operating documents of IPC Cayman.

Under the stockholders agreement, IPC Cayman will pay International Three Crown Petroleum a monthly management fee of $20,000 for its services as director of IPC Cayman and is obligated to reimburse reasonable out-of-pocket expenses incurred by the director on behalf of IPC Cayman.  In connection with any farm out, sale or other transfer of all or a portion of the offshore Israeli project, International Three Crown Petroleum will receive a disposition fee equal to the product of 5% of our percentage ownership interest in IPC Cayman and the total cash proceeds received by us or our shareholders in such transaction. International Three Crown Petroleum LLC will also receive a warrant to purchase a number of our common shares which is equal to the product of 5% of our percentage ownership interest in IPC Cayman and the fair market value of all consideration received by us in such transaction, divided by the market price of one common share as of the date of issuance of the warrant.  The exercise price of the warrant will be equal to the market price.  In addition, International Three Crown Petroleum LLC will receive $50,000 for every $1,000,000 increase in current assets received by IPC Cayman or Bontan from investors introduced by International Three Crown Petroleum LLC to IPC Cayman or Bontan.

The terms of the stockholders Agreement have significantly been affected by the Allocation of Rights and Settlement Agreement. We are currently negotiating with International Three Crown Petroleum LLC ITC to replace the current agreement with a new agreement to reflect all the changes.

Israel's Petroleum Law

Exploration and production of gas and oil in Israel is governed by the Petroleum Law, 1952 of the State of Israel. The administration and implementation of the Petroleum Law and the regulations promulgated there under is vested in the Minister of National Infrastructures and the Petroleum Commissioner, with the Petroleum Council generally playing an advisory role.   The following discussion includes a brief summary of certain aspects of the current legal situation.

Petroleum resources are owned by the State of Israel, regardless of whether they are located on state lands or the offshore continental shelf. No person is allowed to explore for or produce petroleum without being granted a specific right under the Petroleum Law. Israeli law provides for three types of rights, two relevant to the exploration stage and the third for production:

•
Preliminary permit. The preliminary permit allows a prospector to conduct preliminary investigations, such as field geology, airborne magnetometer surveys and seismic data acquisition, but does not allow test drilling. The holder of a preliminary permit is entitled to request a priority right on the permit area, which, if granted, prevents an award of petroleum rights on the permit area to any other party. The priority right may be granted for a period not to exceed 18 months. The maximum area for an offshore preliminary permit is 4,000,000 dunam. One dunam is equal to 1,000 square meters (approximately .24711 of an acre). There are no restrictions as to the number of permits that may be held by one prospector. However, the petroleum regulations mandate that the prospector demonstrate that he possesses requisite experience and financial resources necessary to execute a plan of operation.

•
License. A license grants the exclusive right for further exploration work and requires the drilling of one or more test wells. The initial term of a license is up to three years and it may be extended for up to an additional four years. An offshore license area may not exceed 400,000 dunam (approximately 98,800 acres). No one entity may hold more than twelve licenses or hold more than a total of four million dunam in aggregate license area.

•
Production lease. Upon discovery of petroleum in commercial quantities in the area of a license, a licensee has a statutory "right" to receive a production lease. The initial lease term is 30 years, extendable up to a maximum period of 50 years. A lease confers upon the lessee the exclusive right to explore for and produce petroleum in the lease area and requires the lessee to produce petroleum in commercial quantities (or pursue test or development drilling). The lessee is entitled to transport and market the petroleum produced, subject, however, to the right of the government to require the lessee to supply local needs first, at market price.

The holders of preliminary permits, licenses and leases are required to pay fees to the government of Israel to maintain the rights. The fees vary according to the nature of the right, the size and location (on-shore or off-shore) of the right, area subject of the right and, in the case of a license, the period during which the license has been maintained. The fees range from New Israeli Shekels (NIS) 66.72 (approx. USD $17.78 at the Bank of Israel representative rate published on February 15, 2010) per 1,000 dunam (approx. 247.11 acres) per year for a permit to NIS 12131.52 (approx. USD $3,233.35) per 1,000 dunam per year for a lease (except for 50,000 dunam around each producing well for which no fee is due). All fees are linked to the Israeli Consumer Price Index.

The holder of a right under the Petroleum Law, whether permit, license or lease, is required to conduct its operations in accordance with a work program set as part of the respective right, with due diligence and in accordance with the accepted practice in the petroleum industry. The holder is required to submit progress and final reports; provided, however, the information disclosed in such reports remains confidential for as long as the holder owns a right on the area concerned.

If the holder of a right under the Petroleum Law does not comply with the work program provided for by the terms of the right, the Petroleum Commissioner may issue a notice requiring that the holder cure the default within 60 days of the giving of the notice, together with a warning that failure to comply within the 60-day cure period may entail cancellation of the right. If such right is cancelled following such notice, the holder of the right may, within 30 days of the date of notice of the Petroleum Commissioner's decision, appeal such cancellation to the Minister of National Infrastructures. No right may be cancelled until the Minister has ruled on the appeal. The holder of a license or lease on which there is a producing well is required to pay a royalty to the government of 12.5% of production. The government may elect to take the royalty in kind, or take payment in cash for its share of production.

Application of Israeli Law Outside of the Israeli Territorial Waters

Current Israeli law provides that (a) the territorial waters of Israel are 12 miles from the shoreline and (b) the seabed and the subsea bed adjacent to the shoreline and outside of the territorial waters are included in the area of the State of Israel up to such depth as enables exploitation of natural resources. The waters above such subsea areas (high seas) are not considered as part of Israeli territory. Maritime law and international public law would apply to such areas. There are therefore certain ambiguities with respect to the application of Israeli law to activities taking place outside the territorial waters. Since the Mira and Sarah licenses and Benjamin permit are outside of the Israeli territorial waters, as set out above, there is uncertainty as to the application of Israeli law to activities in their area, with the exception of the Petroleum Law, which does apply.

A proposal for a new subsea law is currently before the legislator, which would, if enacted, replace the above laws and determine Israel's sovereign rights in areas that extend beyond its territorial waters
It is anticipated that the area of the Mira and Sarah licenses and Benjamin permit would be included in an Exclusive Economic Zone (EEZ) area to be declared under the new subsea law, and if the area of the EEZ is decreased, then the area of the licenses and the permit would be decreased in such manner so as to ensure that its entire area will fall within the area of the EEZ, without compensation to the owner of the licenses or permit.

We do not know and cannot predict whether any legislation in this area will be enacted and, if so, in what form and which of its provisions, if any, will relate to and affect our activities, how and to what extent nor what impact, if any, it might have on our financial statements.

Administrative approvals are required from a number of ministries and agencies in the field of oil and gas exploration and development. Over the past few years, a number of legislative bills which would affect this are have been proposed (but not yet passed), and such bills, if passed into law, could have a negative effect on our business and activities.

Environmental Matters

Oil and gas drilling operations could potentially harm the environment if there are polluting spills caused by the loss of well control. The Petroleum Law and the regulations promulgated there under provide that the conduct of petroleum exploration and drilling operations be pursued in compliance with “good oil field practices” and that measures of due care be taken to avoid seepage of oil, gas and well fluids into the ground and from one geologic formation to another. The Petroleum Law and the regulations promulgated thereunder also require that, upon the abandonment of a well, it be adequately plugged and marked. Furthermore, the Petroleum Commissioner and the Minister of National Infrastructures have authority to enforce measures to prevent damages.

Our operations may also be subject to claims for personal injury and property damage caused by the release of chemicals or petroleum substance by us or others in connection with the conduct of petroleum operations on our behalf. Such claims could be advanced under public international law claims or under national laws of tort.

We do not know and cannot predict whether any legislation in the environmental area will be enacted and, if so, in what form and which of its provisions, if any, will relate to and affect our activities, how and to what extent nor what impact, if any, it might have on our financial statements.

(C) ORGANIZATIONAL STRUCTURE

As at March 31, 2010, the Company had two subsidiaries:

(i)
Israel Oil and Gas Corporation.  It holds our 76.79% equity interest in IPC Cayman.  Israel Oil and Gas was incorporated on February 20, 2004 as an Ontario corporation and is 100% owned by us.  Israel Oil & Gas Corporation changed its name effective January 18, 2010 from Bontan Oil & Gas Corporation.

(ii)	IPC Cayman in which our wholly owned subsidiary holds 76.79% equity interest. IPC Cayman was incorporated in Cayman Islands on November 12, 2009 and holds 13.609% working interest in the two licenses.

(D) PROPERTY PLANTS AND EQUIPMENT

The administrative head office of the Company is located in subleased premises at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada. There is no long-term lease commitment.

The Sub-leased area is approximately 950 sq. ft.

As described above, we have an indirect 11% working interest in two drilling licenses in the Levantine Basin, approximately 40 kilometers off the west coast of Israel. As of the date of this prospectus, we did not have any reserves associated with our interests in the oil and gas properties.

See Operating and Financial Review and Prospects – Item 5 for further details.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended March 31	2010	2009	2008
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	-	8	73
Expenses	(4,284)	(697)	(645)
	(4,284)	(689)	(572)
Non-controlling interests	357	-	-
Net loss for year	(3,927)	(689)	(572)
Deficit at end of year	(37,263)	(33,335)	(32,645)

Overview

During the year ended March 31, 2010, our main activities were as follows:

a.	Completing acquisition of indirect working interest in an Offshore Israel Project involving two licensees.

b.	Completing a private placement to raise gross US$ 500,000 that was announced previously in December 2008. This was completed in October 2009.

c.
Reviewing various short term investments in our investment portfolio and disposing off or writing off significant portion of those investments which indicated declining values with no future outlook for improvements.

d.
Began a new private placement in November 2009 to raise up to US$7.9 million. This private placement was completed on April 30, 2010, which raised approximately gross US$7.6 million. Up to March 31, 2010, we raised approximately gross US$5 million.

These events are discussed further in this annual report.

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

4.
We also attempted to initiate a private placement to raise up to US$ 500,000. However, this proved difficult due to our inability to secure a business project and extremely adverse market conditions. Still we were able to get new investors to invest US$ 50,000. We have for now kept this private placement open.

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

Income

Income comprised the following:

Fiscal year ended March 31	2010	2009	2008

Interest	-	7,901	73,300

There was no revenue during the year ended March 31, 2010.

Interest earned in fiscal 2009 and 2008 was mainly on cash balances held by the brokerage firms.

Expenses

The overall analysis of the expenses is as follows:

Fiscal year ended March 31	2010	2009		2008

Operating expenses	$380,537	$288,875		$319,022
Consulting fee & payroll	1,236,619	480,050		396,465
Exchange (gain)loss	(120,735)	(119,789)		141,841
Write off of short term investment Loss(gain) on disposal of short term investments	250,780 852,806	63,010	(45,036)	-	(248,455)
Professional fees Bank charges, interest and fees	992,989 691,062	27,844 2,362		34,601 1,625
	$4,284,058	$697,316		$645,099

Operating Expenses

Fiscal year ended March 31	2010		2009		2008

Travel, meals and entertainment	$86,939	$66,896	$120,008
Shareholder information		158,509	144,757	133,502
Other		135,089	77,222	65,512

	$380,537	$288,875	$319,022

Travel, meals and entertainment

These expenses were substantially incurred by the key consultant, Mr. Terence Robinson and other consultants in visiting Vancouver, UK and USA in connection with the Israel Offshore Project and fund raising efforts and local club and entertainment costs in business meetings and also in maintaining Mr. Robinson’s net-work which has been successfully used in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects for the Company.

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

Expenses for the fiscal year 2010 included approximately $ 12,000 in various filing fees in connection with registration statements and increased press releases due to Israel project.

The differences in investor and media relation fee between the three fiscal years 2010 through 2008 was due to significant changes in the exchange rates between Canadian and US dollars.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

Increase in  fiscal year 2010 compared to earlier years was due to operations of a new subsidiary, IPC Cayman which added approximately $46,000 in costs and transfer agent fees, which went up from an average of $4,500 in earlier years to $10,800 due to increased treasury activities resulting from two private placements. Our Toronto office general costs also increased as a result of increased business activities.

Consulting fees and payroll	2010	2009	2008

Fees settled in common shares	105,107	193,139	314,248
Fee settled by issuance of options	419,482	84,717	-
Fee settled in cash	667,086	166,928	82,217
Payroll	44,944	35,266	-
	$1,236,619	$480,050	$396,465

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

The following were the key details forming part of consulting fee and payroll costs during the fiscal year 2010:

a.
Fee settled in common shares included credit of $ 81,957, which represented shares previously allotted to Mr. John Robinson, a consultant for his service being deferred and now expensed for the period. However, Mr. John Robinson returned all the shares – 350,000 common shares – on August 12, 2009 for cancelation and instead was paid cash fee of $82,000 as approved by our board of directors. Four non related consultants were issued 708,333 shares under our 2009 consultant stock compensation plan for a value of $217,372.

b.
During the fiscal 2010, the board of directors approved extension of all outstanding options to March 31, 2014 in view of the limited liquidity and market value of our shares. The fair value of these options was re-estimated to reflect the term modification, using black-Scholes option price model. This resulted in an additional cost of $ 419,482.

c.
Fees settled in cash consisted of fee of $250,000 paid to Mr. Kam Shah, CEO/CFO. Mr. Shah received fee at $10,000 per month between April 2009 and August 2009.Effective September 2009, his monthly fee increased to $ 15,000 as approved by the audit committee. He was also allowed a onetime bonus of $70,000 which was offset against fee advance given to him during the previous year. Fee for fiscal 2010 also included fee of $10,000 per month paid to Mr. Terence Robinson.  Two independent directors were paid $5,000 each for their services as members of the audit committee. The balance of the fees were  was paid to consultants hired by the Company as well as its subsidiary, IPC.

d.
An administrative assistant was hired as an employee in May 2008 for the first time. Payroll reflects the salary and related expenses in connection with this position. In prior periods, administrative work was carried out by a contract person

The following were the major details forming part of the consulting fee and payroll during the fiscal year 2009:

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

During fiscal year 2008, the company registered a supplementary Plan to the existing 2007 Consultant Stock Compensation Plan. An additional one million common shares were registered under this Plan with Securities and Exchange Commission. In addition, the Company had 350,000 common shares unissued from the existing Plan. The total of 1,350,000 common shares was issued to three consultants in lieu of their fees for services to be provided as follows:

#	Name	Period of service	# of shares to be issued	Date of issuance of stock (a)	Market price (US$)	Fee in US$	CDN$ at	Brief description of services to be performed	Comments
							$1.0181
1	John Robinson (a)	Year ending June 30, 2009	350,000	28-Mar-08	$0.23	$80,500	$81,957	searching and evaluating new project proposals, assisting Kam Shah in such evaluation and assisting Terence in managing our short term investment portfolios	Consultant - per Contract extension letter dated August 15, 2005
2	Terence Robinson(b )	Year ending December 31, 2008	550,000*	28-Mar-08	$0.23	$126,500	$128,790	business development and managing our short term investment portfolios	Currently under a consulting contract dated April 1, 2003 valid up to March 31, 2009.
3	Kam Shah ( c)	Year ending December 31, 2008	450,000	28-Mar-08	$0.23	$103,500	$105,373	act as CEO/CFO	Currently under a consulting contract dated April 1, 2005 valid up to March 31, 2010.
			1,350,000			$310,500	$316,120

• During fiscal 2009, Mr. Robinson returned 275,000 shares for cancellation and was instead paid cash fee of $60,000 .( see comments in item 2 above)

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

d.
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

During the fiscal year 2010, we acquired a significant asset – Offshore Israel Project – as explained earlier. The purchase price was in US dollars. We also took over liability to pay for the seismic data as part of the Project which was approximately US$ 2.2 million and also borrowed short term funds in US dollars of approximately $ 1.3 million. Further, we now have a new subsidiary, IPC Cayman, which incurs its expenses in US dollar and is funded by us. Thus, at the year, almost all our current liabilities were in US dollars. US dollar weakened against Canadian dollar during the year form US$ 1 = CDN$ 1.22 at the beginning of the year to US$1= CDN$ 1.02 at the end of the year. The bulk of the translation gains arose from this exchange differences when we converted all liabilities in US dollar into Canadian dollar at the yearend rate. The majority of our assets and capital transactions were done at historical costs and were not converted at the yearend rate and so there were no significant offsetting gains or losses.

During the fiscal year 2009, we had more monetary assets than liabilities in US dollars. Canadian dollar continually weakened in value against US dollar – from $1.0279 per US dollar at March 31, 2008 to $1.2602 per US dollar at March 31, 2009 – approximately 23% reduction in value. As a result, yearend revaluation of assets held in US dollar resulted in a significant exchange gain of $119,789.

As at March 31, 2008, the Company had net monetary assets of approximately $1.1 million in US dollar and issued common shares for $110,201 during the year.  The US dollar depreciated by around 10% compared to Canadian dollar during this period resulting in a year end translation loss of $141,841.

Write off of short term investments

During the fiscal year 2010, the Company decided to write off two of its short term investments in non-marketable securities. These investments were held for several years in the hope that the investee companies would eventually go public and its shares would then be disposed of. However, while these two entities continue to operate, they were found to be having serious cash flow problems and current market conditions would unlikely to allow them to raise equity through public. These investments were therefore written off in full.

During the fiscal 2009, the Company wrote off an investment of $63,010(US$50,000) in a private Canadian corporation. This Corporation was engaged initially in exploration of oil and gas in Argentina and other South American countries and later exploited hydro-electric projects in Panama. Unfortunately, none of these projects came to fruition and the Corporation was unable to attract more financing and as a result has now become inactive shell with no funds. The management review of these affairs concluded that our investment value has been permanently impaired and as a result, we decided to fully write off this investment.

There were no such write offs in the fiscal years 2008.
.
Loss(Gains) on disposal of short term investments

During the fiscal year 2010, management reviewed its short-term investment portfolio and identified several holdings whose market value remained depreciated for quite some time and showed no signs of any recovery in the near future. We therefore decided to dispose of these investments and focus on those whose values are likely to improve.

Fifteen holdings form the portfolio having carrying cost of approximately $1.3 million were sold for total proceeds of $410,454, resulting in a loss of $852,806.

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

Professional fees

Professional fees primarily consist of audit and legal fees.

During the fiscal 2010, our audit fee was $60,000 and legal fees were $932,989. Increase in audit fee form $25,000 in earlier year to $60,000 was mainly due to increased business activities ,complexity of transactions involving new acquisitions and two private placements and a new subsidiary which extended the scope of audit.

The fiscal year 2010 also saw significant increase in legal fees. Approximately 71% of the legal fees - $ 661,894 were incurred by our subsidiary, IPC Cayman in various lawsuits associated with acquisition of the Israeli properties. The Company was also similarly involved in various lawsuits arising from vendors and others associated with the acquired Israeli properties. All these legal costs were involved in defending our titles to these properties and as a result, they were written off and not capitalized to the cost of the related properties. There were also legal costs associated with registration statement filed with the Securities and Exchange commission and two private placements to raise equity funds.

For fiscal year 2009, audit fee was $25,000 and legal fees were $2,844.

For fiscal year 2008, audit fee was $25,000 and legal fees were $9,601. The legal fee was mainly relating to registration of supplementary stock compensation plan. And other legal advice.

Bank charges, interest and fees

Note 16 to the consolidated financial statements for the fiscal year 2010 provide break down of bank charges, interest and fees. These costs included a fee of $590,288 paid by our subsidiary, IPC Cayman to a non-related entity in connection with fund raising negotiations which were not successful.

(B)           Liquidity and Capital Resources

Working Capital

As at March 31, 2010, the Company had a net working capital of approximately $371,000 compared to a working capital of $1.4 million as at March 31, 2009.

Acquisition of the Israeli property, support of the IPC Cayman operating costs and one time but significant legal costs incurred in acquiring and defending the Israeli property acquisition severely affected the net working capital at March 31, 2010. The Company will continue to seek ways to raise the future cash requirements through equity and other sources including farm-outs.

Our financials for the fiscal 2010 include a going concern note which reflects the above situation. The Company raised an additional approximately $2 .2 million in equity financing subsequent to March 31, 2010 and settled its short term loans and some of its liabilities

Operating cash flow

During the fiscal year 2010, operating activities required a net cash outflow of approximately $363,000 which was met from the available cash and cash generated from equity financing.

During the fiscal year 2009, operating activities generated a net cash outflow of $362,874, which was primarily met from the available cash on hand.

During the fiscal 2008, operating activities required net cash outflow of $482,662 which was off set by the net realised on disposal of short term investments of $248,455 and balance from the available cash on hand.

The company expects its operating cash requirements to increase as the exploration work begins on the project and hopes to meet these requirements from  further equity financing and other sources.

Investing cash flows

Major investing activities during the fiscal year 2010 included (a) acquisition of  oil and gas properties and (b) significant disposal of our non performing short term investments. These two activities resulted in a net cash out flow of approximately $ 4.3 million which was met from the funds raised through equity and debt financing.

Acquisition of oil and gas properties

The Company acquired 11% indirect working interest in two licenses in the Levantine Basin, approximately 40 kilometres off the west coast of Israel. Details of this acquisition have been discussed in item 4(B) Business Overview section of this report. Our interest was reduced to 10.45% as result of sale of 5% interest to the operator in May 2010.

Total of approximately $6.5 million was spent in this acquisition. Note 8 to the fiscal 2010 financials provide breakdown of these costs. The cash outlay was approximately $ 5 million.

Our indirect working interest in these licenses is held through our 76.79% equity interest in IPC Cayman, which  owns a 13.609%  interest in the licenses, through I.P.C. Oil and Gas (Israel) Ltd.  Partnership, which is the registered holder of 13.609% interest in the above licenses in the Petroleum Registry in Israel.

Work plan involving interpretation of the 3D seismic data and drilling of a test well on each of the two licensed areas has been approved by the Israeli Ministry of National Infrastructure and relevant work is being done on time as per the approved plan.

In this connection, we are required to provide proof of financial capability to cover our share of these exploration costs which would approximately be US$12 million by November 16, 2010 and the Company will now work with IPC Cayman’s management to raise the required funds.

Short term investments

During the fiscal year 2010, the Company invested $53,103 (2009: $2.4 million) in short term marketable securities while sold marketable securities for net proceeds of $ 410,454 (2009: $1.8 million).

The Company had short term investments at a carrying cost of approximately $ 4 million (2009: $5.5 million) as at March 31, 2010 – of which  $3.8 million or 95% (2009:  $5.2 million or 95%)  was held in Canadian currency and the balance 5% was held in US currency. All (2009: Approximately 95%)  of the investments were in 13 public companies ( 2009:24 public companies) while investments in two private companies totalling to $250,780 were written off during the fiscal year 2010.. These investments were stated at their fair value of approximately $ 1.4 million (2009: $1.1 million)  as at March 31, 2010 and the difference representing unrealised loss of approximately $2.6 million (2009: loss of approximately $4.4 million was transferred to accumulated other comprehensive loss and included under shareholders equity.

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

The following is a major composition of short term investments:

March 31,	2010			2009
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	1,292	1869	775	1,227	1838	362
Roadrunner Oil & Gas Inc.	1,744	658	244	1,529	627	145
Skana Capital Corp	773	706	155	773	706	186
10 (2009: 23 ) other public companies - mainly resource sector		775	185		2082	399
		$4,008	$1,359		$5,253	$1,092
Non-marketable securities
Cookee Corp	-	-	-	1,000	200	-
other private company ( 2009: one private company )		-	-		63	-
		$-	$-		$263	$-

		$4,008	$1,359		$5,516	$1,092

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

Financing cash flows

During the fiscal year 2010, the Company raised approximately $6.7 million through equity and debt financing. These funds were primarily used for investing and operating cash requirements as explained above and a surplus of approximately $ 2 million was added to the cash on hand.

Equity financing

Approximately $ 5.5 million was raised through two private placements. The first one began in December 2008 and completed in October 2009 and raised net of US$ 450,000. The second one began in December 2009 and until March 31, 2010 raised approximately $ 5 million. This private placed closed on April 30, 2010 and an additional approximately $ 2 million was raised. These private placements were subject to 10% finder’s fee in cash and additional 10% fee in warrants payable to various persons including Current Capital Corp., a related party  and Mr. Howard Cooper, the sole director and president of our subsidiary, IPC Cayman.

Note 11 to the fiscal2010 financials provide further details of these private placements.

Debt funding

We borrowed short term loans totalling to approximately  $1.2 million as at March 31, 2010. These loans carried interest between 5% and 10% per annum. The loans were fully settled with accumulated interest subsequent to March 31, 2010 from the additional funds raised through private placement

Note 10 to the financials for fiscal 2010 provide further details of these loans.

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

 (C)           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2010, 2009 and 2008.

(D)           TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(E)           OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2010, 2009 and 2008, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)           CONTRACTUAL OBLIGATIONS

Under the terms with our other Israeli partners, IPC Cayman have to provide by November 16, 2010 evidence of  our financial capability to meet future financing requirements with respect to exploration and development of test wells to our Israeli partners. This is expected to be approximately US$ 12 million.

(G)           SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah ( age 59) Director and Chairman Chief Executive Officer and Chief Financial Officer	Sole Director – Webtradex International Corp., a Nevada registered public company trading on OTCBB-NASDAQ	Acts as a CEO/CFO of Webtradex International Corp., currently inactive, and a part time practice as chartered accountant in Canada.
Dean Bradley (age 77) – Independent Director, Chair of the Audit Committee	Director of Quasar Aviation Corporation and Quasar-Lite, Inc.	Chief Executive Officer of Quasar Aviation Corporation and Quasar-Lite, Inc.
Brett D. Rees (age 58) – Independent Director, member of the Audit Committee	Director of five Canadian private corporations.	Independent broker in life and other insurance products and personal and estate financial planning.

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

Dean Bradley has served as a director since November 20, 2000. Mr. Bradley is currently the Chairman of our audit committee and a non-executive independent director based in Florida.  He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations and is currently the CEO of Quasar Aerospace Industries, Inc. and Combustion Engine Technologies, Inc.

Brett Rees has served as a director and a member of our audit committee since December 8, 2006. Mr. Rees is a Chartered life underwriter, financial consultant and financial planner and a licensed mutual funds manager. He has over twenty years of experience in various insurance products, estate planning, pension planning for individual and corporation and in group benefit assessments.

Management Team

The Company‘s current management team consists only of Mr. Kam Shah whose background details are given above.

Terence Robinson served as our Chairman of the Board and Chief Executive Officer from October 1991 to May 2004. He advises the board in the matters of shareholders relations, fund raising campaigns, introduction and evaluation of investment opportunities and overall operating strategies for the Company. He has over 25 years of experience as merchant banker and venture capitalist and has successfully secured financing for a number of start-up and small cap companies and currently runs his own consulting firm in the name of TR Network Inc.  Mr. Terence Robinson is a key consultant who basically acts in an advisory role with no specific authority to bind the Company except in case of short term investments where he is authorized to buy and sell marketable securities on behalf of the Company and also advises as to when to buy or sell. He is however not authorized to withdraw or deposit any cash from and into our accounts with the brokerage firms.

Mr. John Robinson is another consultant who provides advisory services to us, primarily in assisting in the research and evaluation of projects and in short term investment activities. In case of short term investments, he is authorized to buy and sell marketable securities on our behalf. He is however not authorized to withdraw or deposit any cash from and into our accounts with the brokerage firms. Mr. John Robinson is a brother of Mr. Terence Robinson and is the sole shareholder of Current Capital Corp, which provides investor and media relations services to us and is a shareholder.

Both the above consultants’ roles and involvement with our Company will reduce and eliminated completely in future. Mr. Shah will be working more closely with Mr. Howard Cooper , the sole director and president of our subsidiary, IPC Cayman on future fund raising and project management.

As we do not anticipate new projects and intend to liquidate the remaining of our short term investments, we would not need the services of the above two consultants.

Mr. Shah’s current consulting agreement has been renewed on April 1, 2010 to another five years to March 31, 2015. From January 1, 2009 to December 31, 2009, Mr. Shah received a cash fee of $10,000 per month plus taxes. However, on February 18, 2010, the board approved revision in his fee to $15,000 per month effective September 2009.  Between June 1, 2008 and December 31, 2008, Mr. Shah was allowed to draw $10,000 per month in arrears until the market price of our common shares reached $0.50 provided that such drawings were treated as fee advances to be repaid when the market price of our common shares stays at $0.50 or above for a consecutive period of three months. A total sum of $70,000 was withdrawn by Mr. Shah. The amount was finally expensed as a bonus in March 2010. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

Family Relationships

There are no family relationships between the directors and executive officers.  Mr. Terence Robinson is a brother of Mr. John Robinson.

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

2.           Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2010, 2009 and 2008:

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee (3)	Bonus	Other annual compensation	Securities under options/SARs Granted (1) & (4)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation (5)
		($)	($)	($)	$	($)	($)
Kam Shah
CEO/CFO	2010	155,000	70,000		26,639			5,452
CEO/CFO	2009	129,030			5,574			6,424
CEO/CFO	2008	127,899						4,744
Terence Robinson
Consultant	2010	120,000						5,452
Consultant	2009	122,198			44,431			5,824
Consultant	2008	134,423						4,744
Dean Bradley
Independent director	2010	5,000			2,462
Independent director	2009	5,000			4,656			-
Independent director	2008	3,871						-
Brett Rees
Independent director	2010	5,000
Independent director	2009	5,000			4,337

Notes:

1.	“SAR” means stock appreciation rights. The Company never issued any SARs
2.	“LTIP” means long term incentive plan.
3.	Fees were settled in cash and shares issued under Consultants Stock Compensation Plans.
4.
For the fiscal 2010 and 2009, options included additional costs due to changes in the terms of the previously issued options. The additional cost was  estimated using Black-Scholes option price model as more fully explained in note 12 (ii) to the consolidated financial statements for fiscal 2010 included herein.

5.	All other compensation consists of group insurance benefit payments made on behalf.

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

Indebtedness of Directors, Executive Officers and Senior Officers

Kam Shah, the chief executive and financial officer was allowed to draw $10,000 per month in arrears between June 1, 2008 and December 31, 2008 – total sum of $70,000. Originally, these withdrawals were repayable without interest when market price of our common shares stayed at US0.50 or above for a consecutive period of three months. Interest cost waived worked out to be approximately $600 at 2% per annum. This is included under All Other Compensation in Executive Compensation table above. However, the board decided to expense this withdrawal as bonus to Mr. Shah in March 2010.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Bontan Corporation Inc. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 12 meetings during our financial year ended March 31, 2010.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit Committee, as more particularly discussed below.

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

(E)  SHARE OWNERSHIP

The Company usually creates two Plans, Consultants Stock Compensation Plan and Stock Option Plan.

All options under 1999 Plan, 2003 plan and The Robinson Plan and 50,000 options under 2005 Plan were issued and as at July 23, the date of this report, 4,825,000 options were outstanding. 950,000 options have not yet been issued under the 2005 Plan.

All shares reserved under the 2001, 2003, 2005 and 2007 and 2007 supplemental Compensation Plans were issued before March 31, 2008. A new 2009 Consultant Stock Compensation Plan was registered with Securities and Exchange Commission on April 7, 2009 under the US Securities Act of 1933. 3,000,000 common shares of the Company were registered under this Plan. As at July 23, 2010, the date of this report, 983,333 shares have been issued under this Plan.

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

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes details of all options to purchase of the Company held by such persons at March 31, 2010:

Name	# of Common shares held at March 31, 2009	% of shares outstanding	# of stock options	Exercise price - in US$	Expiry date(s)
Kam Shah	738,310	1.13%	350,000	$0.15	March 31, 2014
Terence Robinson*	-

Dean Bradley	-		45,000	$0.15	March 31, 2014

Brett Rees	-		25,000	$0.15	March 31, 2014

*   Excludes 3,750,024 common shares and options to purchase 2,790,000 shares at USD $0.15 per share held by Stacey Robinson, the wife of Terence Robinson.  Mr. Robinson disclaims beneficial ownership over those shares.

Terms of all options were revised during the fiscal 2010. The revisions comprised increasing the expiry dates for all options to March 31, 2014. This is further explained in note 12 to the consolidated financial statements for fiscal 2010 included herein. All options were 100% vested at July 23, 2010.

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

As at July 23, 2010, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 42% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available. The following are the known shareholders holding more than 5% of the common shares of the company, Based on Schedule 13G/A filed by the said shareholder on April12, 2010 :

Name of Shareholder	No. of Shares	% of Issued Shares

Sheldon Inwentash*	7,000,000	8.94%

* includes shares held by Pinetree Resource Partnership, where in Mr. Inwentash has shared power to vote and dispose or direct the vote and disposition of the shares held by Pinetree Resource Partnership.

At July 23, 2010, the Company had 78,314,076 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 152 record holders excluding the beneficial shareholders held through the intermediaries, 80 of which, holding an aggregate of 21,864,155 shares (27.92%) of common stock, were in the United States.

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

4.
Mr. Howard Cooper and Three Crown Petroleum LLC, (TCP) a Company controlled by Mr. Cooper. Mr. Cooper/TCP is the sole director and manager of our subsidiary, IPC Cayman and is also the minority shareholder, holding 23.21% equity in IPC Cayman. Mr. Cooper receives fee of US$ 20,000 per month for acting as manager of IPC Cayman and representing the Company on the Israeli Project.

Transactions with related parties are incurred in the normal course of business. Related party transactions and balances have been listed below:

(i)
Included in shareholders information expense is $132,213 (2009 – $133,785; 2008 – $124,231) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services.

(ii)
CCC charged approximately $20,993 for rent, telephone and other office expenses (2009: $37,800 and 2008: $27,300).$32,058 was charged by the entity controlled by the sole director of IPC Cayman (2009 and 2008: $ nil)

(iii)
Finders fees of $736,755 (2009: $6,228, 2008: $12,245) was charged by CCC in connection with the private placement. The fee for 2010 included a cash fee of $449,583 and 3,520,000 warrants valued at $287,172 using the Black-Scholes option price model).

(iv)
Business expenses of $23,622 (2009 - $19,205; 2008 - $15,771) were reimbursed to directors of the corporation and $82,390 (2009 - $68,009, 2008: $118,774) to a key consultant and a former chief executive officer of the Company. Travel and related expenses of $88,357charged by the sole director of IPC Cayman have been included Oil & gas properties and related expenditure ( 2009 and 2008: $ nil)

(v)
Shares issued to a director under the Consultant’s stock compensation plan – Nil  (2009 : Nil, 2008: 450,000 valued at $105,373,). Shares issued to (returned by) a key consultant and a former chief executive officer of the Company under the Consultant stock compensation plan: Nil (2009: (275,000) valued at $ (64,395), 2008: 550,000 valued at $128,790).

(vi)	Options issued to directors under Stock option plans – nil (2009: nil, 2008: 50,000 valued at $7,878).

(vii)
Cash fee paid to directors for services of $235,000 (2009:$60,000 and 2008: $ 33,871). Cash fee paid to a key consultant and a former chief executive officer of the Company of $120,000 (2009:$90,000 and 2008: $ nil). Fees paid to a consultant who controls CCC $76,543 (2009: $81,911 in shares, 2008: $81,926 in shares).These fees are included in consulting expenses.

(viii)
Accounts payable includes $95,813 (2009: $15,482, 2008: $9,384) due to CCC, $5,852 (2009: $1,875, 2008: $757) due to a director and $82,741 (2009: $67,212, 2008: $ 6,577) due to a key consultant and a former chief executive officer of the Company and due to a consultant who controls CCC $62,475 (2009: $1,024, 2008: $1,022)

(ix)
Included in short term investments is an investment of $nil (2009 and 2008: $200,000) in a private corporation controlled by a brother of the key consultant. The investment was fully written off as at March 31, 2010 (Nil at March 31, 2009$200,000 as at March 31, 2008)

(x)
Included in short term investments is an investment of $1,869,381 carrying cost and $775,020 fair value (2009: 1,837,956 carrying cost and $361,877 fair value, 2008: $1,929,049 carrying cost and $1,140,120 fair value) in a public corporation controlled by a key shareholder of the Company. This investment represents common shares acquired in open market or through private placements and represents less than 1% of the issued and outstanding common shares of the said Corporation.

(xi)	Included in other receivable is a fee advance of $nil (2009: $ 70,000 and 2008: $nil) made to Chief Executive Officer. The fee amount advanced in fiscal 2009 was expensed in March 2010.

(xii)	Included in other receivable is an advance of $nil made to a director (2009: $5,814 and 2008: $ nil),

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

However there are two pending disputes which are explained in Note 20 to the consolidated financials for the fiscal 2010.

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

(B)  SIGNIFICANT CHANGES

Subsequent events have been evaluated through July 23, 2010 , the date of this report.

Key events are as follows:

(i)
In a letter dated May 16, 2010, Petroleum Commissioner confirmed that the two licenses, in which the Company has indirect 11% working interest, are fully valid and approved changes in the work plan submitted by the steering committee. The Petroleum Commissioner approved deadlines for submitting various work plans between July 15, 2010 and March 31, 2011.

(ii)
On May 19, 2010, Geoglobal Resources (India) Inc. was appointed operator for the two licenses, in which the Company has indirect 11% working interest, subject to the execution of a joint operating agreement. The operator will acquire a 5% working interest in the two licenses pro rata from the Lead Investors and IPC Cayman for USD $1.2 million.  As a result of such acquisition, the Company’s indirect working interest has decreased to 10.45%. The operator also will have an option to acquire an additional 2.5% working interest in one or both licenses pro rata from the Lead Investors and IPC Cayman.

(iii)
The joint venture partners and the operator also entered into an option agreement dated as of May 19, 2010. Under this option agreement, the joint venture partners have the option to purchase up to a 12.5% ownership interest in an offshore drilling license known as the Samuel license granted to the operator and their partners. Bontan’s subsidiary, IPC Cayman is now entitled to acquire 2.72% of the Samuel license, of which Bontan’s share would be 2.09% and the minority shareholder of IPC Cayman will be entitled to the balance 0.63%.

(iv)
On May 20, 2010, the joint venture partners submitted an application to the Israeli Petroleum Commissioner to approve the transfer and registration of the rights in the Mira and Sarah licenses. The approval was granted on June 16, 2010.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for the common shares of the Company as quoted on OTCBB.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High In US$	Low In US$
2010	0.45	0.06
2009	0.30	0.03
2008	0.47	0.17
2007	0.75	0.22
2006	1.51	0.20

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$

June 30, 2010	0.40	0.25
March 31, 2010	0.45	0.25
December 31, 2009	0.38	0.25
September 30, 2009	0.30	0.07
June 30, 2009	0.12	0.06
March 31, 2009	0.27	0.08
December 31, 2008	0.11	0.03
September 30, 2008	0.30	0.07
June 30, 2008	0.27	0.20

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

June 2010	0.34	0.25
May 2010	0.37	0.27
April 2010	0.42	0.31
March 2010	0.45	0.20
February 2010	0.40	0.24
January 2010	0.40	0.25

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

Disclosure of Share Ownership

        The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirectbeneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

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

(C) MATERIAL CONTRACTS

Allocation of Rights and Settlement Agreement

The Allocation of Rights and Settlement Agreement is described under Item 4(B) “Business overview –Background and Status of Offshore Israel Project.”

Agreement Regarding Ownership interests in Israel Petroleum Company, Limited

Under the terms of the agreement dated April 14, 2010, International Three Crown Petroleum LLC is deemed to have owned and currently owns a 23.21% equity interest in IPC Cayman represented by 2,321 ordinary shares of IPC Cayman and Bontan is deemed to have owned and currently owns a 76.79% equity interest in IPC Cayman represented by 7,679 ordinary shares of IPC Cayman. Allied Ventures Incorporated is deemed not to have owned or to ever have owned and not to currently own any equity interest in IPC Cayman.

Apart from the above, the other terms of the Contribution and Assignment Agreement and the Stockholders Agreement – discussed below- remain valid subject to the obligation of International Three Crown Petroleum LLC to enter into good faith negotiations with Bontan to revise the terms of these two agreements.

Contribution and Assignment Agreement

Under the terms of a Contribution and Assignment Agreement dated November 14, 2009 by and among, International Three Crown Petroleum LLC, Bontan Oil & Gas Corporation, Bontan, IPC Cayman and Allied Ventures Incorporated:

•
International Three Crown Petroleum LLC contributed and assigned all of its right, title and interest in and to an Option Agreement for Purchase and Sale dated October 15, 2009 between  International Three Crown Petroleum LLC and PetroMed Corporation, pursuant to which International Three Crown Petroleum LLC obtained, among other things, an exclusive option  to purchase PetroMed’s undivided 95.5% interest in Petroleum License 347 (“Mira”) and Petroleum License 348 (“Sarah”) and Petroleum Preliminary Permit 199 (“Benjamin”).

•
IPC Cayman issued 7,500 ordinary shares to Bontan (representing a 75% equity interest in IPC Cayman), 2,250 ordinary shares to International Three Crown Petroleum LLC and 250 ordinary shares to Allied Ventures.

•
Upon the closing of the exercise of the option, which occurred on November 18, 2009, and as consideration to PetroMed for its sale of the Mira and Sarah licenses and the Benjamin permit, Bontan delivered to PetroMed USD $850,000 in cash, 8,617,686 common shares of Bontan and a 7- year warrant to purchase 22,853,058 common shares of Bontan with an exercise price of USD $4.00 per share.

•
Upon the closing of the exercise of the option, Bontan issued a warrant to purchase up to 5,000,000 common shares of Bontan to International Three Crown Petroleum LLC and a warrant to purchase up to 2,000,000 common shares of Bontan to Allied Ventures.  These warrants have a 5-year term and an exercise price of USD $0.35 per share.

•
Following the closing of the exercise of the option, IPC Cayman conveyed to H. Howard Cooper a gross 1% over-riding royalty of all oil and gas produced, saved and sold from the area covered by the Mira and Sarah licenses and the Benjamin permit, free and clear of any costs incurred in connection with the exploration, production and delivery of the oil and gas.

Under the Contribution Agreement, we have agreed to use our best efforts to raise up to USD $18 million in equity or debt financings and to contribute the net proceeds from these financings to IPC Cayman to cover the costs of seismic and other technical work and other expenses expected to be incurred related to the project, for general working capital purposes and to reimburse International Three Crown Petroleum for certain expenses in connection with the project.  To raise cash to satisfy our USD $850,000 payment obligation to PetroMed, we sold a USD $850,000 promissory note secured by our pledge of 1,125 shares of IPC Cayman together with a 5-year warrant to purchase 1,000,000 common shares at an exercise price of USD $0.35 per share.  The note bears an interest rate of 10% per year and is due and payable on November 12, 2010.

All the above terms have significantly been affected by the Allocation of Rights and Settlement Agreement and Agreement Regarding Ownership Interest in Israel Petroleum Company, Limited as discussed above. We are currently negotiating with ITC to replace the current agreement with a new agreement to reflect all the changes.

We have agreed to file and seek effectiveness of one or more registration statements to be filed with the U.S. Securities and Exchange Commission covering the resale of the various securities issued to PetroMed, International Three Crown Petroleum, Allied Ventures and the investors in the financings.  Under the terms of the warrants issued to International Three Crown Petroleum and Allied Ventures, if we fail to file the registration statement within 60 days following the date of issuance, or if the registration statement is not declared effective within nine months following the date of issuance, then, in each case, the number of shares underling the warrants will increase by 2%.  For each subsequent 30 day period during which the registration statement is not filed or declared effective, the number of shares underlying the warrants will increase by 1%.  The maximum adjustment to the shares is 10%.

In addition, on November 18, 2009, International Three Crown Petroleum entered into a consulting services agreement with Hagai Amir under which Mr. Amir will provide certain services as requested by International Three Crown Petroleum.  International Three Crown Petroleum has agreed to pay Mr. Amir USD $20,000 per month for a 6-month period beginning in December 2009 and USD $60,000 upon approval of the transfer of the two licenses and permit by the Israeli Petroleum Commissioner.  Also, weagreed to issue to Mr. Amir a 5-year warrant to purchase 500,000 common shares at an exercise price of USD $4.00 per share.  These agreements would be canceled as a result of new agreements as discussed above.

Stockholders Agreement

The terms of the Stockholders Agreement have significantly been affected by the Allocation of Rights and Settlement Agreement and Agreement Regarding Ownership Interest in Israel Petroleum Company Limited, as discussed above. We are currently negotiating with International Three Crown Petroleum LLC  to replace the current agreement with a new agreement to reflect all the changes.

Concurrently with the execution of the Contribution Agreement, Bontan Oil & Gas Corporation, International Three Crown Petroleum LLC, Allied Ventures and Bontan entered into a Stockholders Agreement.  Under the Stockholders Agreement, International Three Crown Petroleum LLC, as the sole director of IPC Cayman, will be responsible for the management of the business and affairs of IPC Cayman.  The director will be liable to IPC Cayman and its stockholders only for willful misconduct or gross negligence in the management of the business and affairs of IPC Cayman.  IPC Cayman will indemnify the director and its affiliates, and any agents, officers and employees of the director and its affiliates, from any loss or liability incurred as a result of any act or omission, or error of judgment, related to the director’s management of IPC Cayman unless the loss or liability results from the director’s willful misconduct or gross negligence.

International Three Crown Petroleum LLC may not be removed as director by the stockholders of IPC Cayman other than (i) for willful misconduct that materially and adversely affects the project or (ii) in the event that a controlling interest in International Three Crown Petroleum is transferred to a person who is not a Qualified Buyer (as defined) and the management team of International Three Crown Petroleum LLC is not substantially the same as the management team of International Three Crown Petroleum LLC before the transfer.  Removal of International Three Crown Petroleum LLC as director for any such reason requires the affirmative vote of stockholders owning a majority of the ordinary shares of IPC Cayman, and appointment of a new director to replace International Three Crown Petroleum as director requires the affirmative vote of stockholders owning at least 80% of the ordinary shares of IPC Cayman.  A Qualified Buyer is defined to mean any person that has experience in the oil and gas industry substantially equivalent to, or greater than, that of International Three Crown Petroleum.

If International Three Crown Petroleum LLC transfers a majority of its ordinary shares of IPC Cayman to a Qualified Buyer, then the Qualified Buyer will have the sole authority to appoint and remove the director of IPC Cayman.  However, in this case, stockholders owning a majority of the ordinary shares of IPC Cayman may remove the director only for willful misconduct that materially and adversely affects the project, and appointment of a new director will require the affirmative vote of stockholders owning at least 80% of the ordinary shares of IPC Cayman.

Under the Stockholders Agreement, stockholders owning a majority of the ordinary shares of IPC Cayman have the right to approve the following actions:

•
Expansion of the scope of  IPC Cayman’s business beyond the acquisition, development and potential farmout or sale of the Mira and Sarah licenses and the Benjamin permit and the exploitation and commercialization of those licenses and permit;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the IPC Cayman’s assets (other than a sale or farmout to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC Cayman;

•	Liquidate IPC Cayman;

•	Enter into any contract or agreement between IPC Cayman and International Three Crown Petroleum, Mr. Cooper, Allied Ventures or any affiliate of those persons;

•	Modify any compensation arrangement between IPC Cayman and International Three Crown Petroleum, Mr. Cooper, Allied Ventures or any affiliate of those persons;

•	Redeem any shares or other equity interest in IPC Cayman; and

•	Amend the organizational and internal operating documents of IPC Cayman.

Under the Stockholders Agreement, IPC Cayman will pay to International Three Crown Petroleum a monthly management fee of $20,000 for its services as director of IPC Cayman and is obligated to reimburse reasonable out-of pocket expenses that the director incurs on behalf of IPC Cayman.  International Three Crown Petroleum is also entitled to receive certain commissions and fees related to the financing of the project and any farmout, option, sale, assignment or other transfer of all or a portion of the project.

The Stockholders Agreement provides for information rights and restrictions on transfer of the ordinary shares, including a right of first refusal.

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

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant does not believe that it is a PFIC.

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

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “un-reversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

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

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and a brokerage firm. The risk is mitigated because the financial institutions are international banks and the brokerage firm is well known Canadian brokerage firm with good market reputation and all its assets are backed up by a major Canadian bank. Our key asset, indirect working interest in two off shore drilling licenses is located in Israel.

(b)	Market price risk:

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 15% of total assets of the Company as at March 31, 2010     (69% at March 31, 2009). Further, the Company’s holding in one Canadian marketable security accounted for approximately 57% (2009: 33%) of the total short term investment in marketable securities or 9% (2009: 23%) of total assets at March 31, 2010.

The management tries to mitigate this risk by daily monitoring of all its investments by experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

(c)	Liquidity risk:
The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its petroleum and natural gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations on time.

The Company maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

(d)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Approximately 23% of total monetary assets at March 31, 2010 (23% as at March 31, 2009), and approximately 87% of its liabilities as at that date ( $ nil as at March 31, 2009) were held in US dollars.  The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:
As at March 31,                                                                                         2010                                           2009

One US Dollar to CDN Dollar                                                                 1.0156                                      1.2602

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at March 31, 2010 were as follows:  ( all figures in CDN$ equivalent)

2010

Cash & short term investments                                      $2,352,452
Other receivables                                                                     66,009
Accounts payable and accrual                                       (2,007,764)
Short term loans                                                                            (1,065,578)

Net liabilities                                                                      $ (654,881)

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase net liabilities by $32,744 while a 5% appreciation of the Canadian dollar against US dollar will reduce liability by $ 32,744.

Other risks:

Our business is also subject to certain risks, which may negatively affect it. Certain of the risks are described below in addition to elsewhere in this report:

(a)	Exploration and Development

The business of exploring for, developing and producing oil and gas involves a high degree of risk. Oil and gas reserves may never be found or, if discovered, may not be result in production at reasonable costs or profitability. The business of exploring, developing and producing is also capital intensive and, to the extent that cash flows from operating activities and external sources become limited or unavailable, our ability and of our operating partners to meet our respective financial obligations which are necessary to maintain our interests in the underlying properties could be impaired, resulting in the loss of those interests.

(b)	Dependence Upon Operating Manager

Our oil and gas activities are conducted through IPC Cayman in respect of which we are not the operator. We are dependent upon our operating manager for technical support. If our operating manager is unable to fulfill his own contractual obligations, our interests could be jeopardized, resulting in project delays, additional costs and loss of the interests.

(c)	Environmental

Our oil and gas operations are subject to environmental regulations in the jurisdictions in which we operate. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased costs, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. Environmental hazards may exist on the properties in which we hold interests which are presently unknown to us and which have been caused by previous or existing owners or operators of the properties or by illegal mining activities.

(d)	Governmental

Our current project requires registration and approvals and permits from the Israel Ministry of Infrastructure. To the extent such approvals are required and not obtained; we may be delayed or prohibited from proceeding with planned exploration or development of properties. Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or require abandonment or delays in development of new properties. Although the Israel government have been stable recently, there is no assurance that political and economic conditions will remain stable. Political and economic instability may impede our ability to continue our exploration activities in the manner currently contemplated.

(e)	Foreign Operations

We are exposed to risks of political instability and changes in government policies, laws and regulations in Israel. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Our operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. There is no assurance that permits can be obtained, or that delays will not occur in obtaining all necessary permits or renewals of such permits for existing properties or additional permits required in connection with future exploration and development programs. In the event of a dispute arising out of our foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. We may also be hindered or prevented from enforcing our rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.

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
As at March 31, 2010, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

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

Management evaluated and updated the design and operation of the Company’s internal control over financial reporting as of March 31, 2010, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and has concluded that such internal control over financial reporting is effective.

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

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2010, the audit committee consisted of two independent directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

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

ITEM 16  (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,                                                                           2010                                               2009

Audit fee                                                                           $60,000                                           $25,000
Other services                                                                      2,000                                                      -

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with Canadian GAAP and are expressed in

Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 24 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

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

4(c) 2
Letter of April 1, 2010 extending consulting Agreement of Mr. Kam Shah to March 31, 2015. Incorporated herein by reference to Exhibit 4 (c) 2 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

4(c) 3
Consulting Agreement dated August 4, 2009 with Terence Robinson. Incorporated herein by reference to Exhibit 4 (c) 3 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

4(c) 4
Consulting Agreement dated July 1, 2009 with John Robinson. Incorporated herein by reference to Exhibit 4 (c) 4 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

4(c) (iv) 1	The Robinson Option Plan, 2005 Stock Option Plan and 2005 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on December 5, 2005.

4(c) (iv) 2	2007 Consultant Stock Compensation Plan – Incorporated herein by reference to Form S-8 filed on January 16, 2007.

10.3
Allocation of Rights and Settlement Agreement dated March 25, 2010. Incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

10.4
Agreement regarding Ownership Interest in Israel Petroleum Company, Limited dated April 14, 2010. Incorporated herein by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

10.5
Promissory Note to Castle Rock Resources II, LLC, dated November 12, 2009. Incorporated herein by reference to Exhibit 10.5 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

10.6	Pledge Agreement with Castle Rock Resources II, LLC. Incorporated herein by reference to Exhibit 10.6 to the Company’s registration statement on Form F-1 Amendment No. 2 filed on June 17, 2010.

10.7
Form of Warrant to Purchase Common Stock by and between International Three Crown Petroleum LLC and the Company. Incorporated herein by reference to Exhibit 10.7 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

10.8
Form of Warrant to Purchase Common Stock by and between Allied Ventures Incorporated and the Company. Incorporated herein by reference to Exhibit 10.8 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

10.9
Operating and Participation Agreement dated as of May 19, 2010. Incorporated herein by reference to Exhibit 10.9 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

10.10
Option Agreement – Samuel License dated as of May 19, 2010. Incorporated herein by reference to Exhibit 10.10 to the Company’s registration statement on Form F-1 Amendment No. 2  filed on June 17, 2010.

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

DATED at Toronto, Ontario, Canada, this 23rd day of July, 2010.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah
Title:  Chairman and CEO