Form 20-F
period 2011-03-31
BONTAN CORP INC
filed 2011-08-02
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011

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

Kam Shah, 416.929.1806, kam@bontancorp.com, Fax: 416.929.6612
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

Common shares without par value – 78,664,076 as at March 31, 2011

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

Large accelerated filer___ Accelerated filer____ Non-accelerated filer   X

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No _X__

FORWARD LOOKING STATEMENTS

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

Unless the context indicates otherwise:

(a)	the terms "Bontan Corporation Inc." the "Company”, "Bontan", “we”, “us”, “our” are used interchangeably in this Annual Report and mean Bontan Corporation Inc. and its subsidiary.

(b)
our reference to “Israeli project” in this report refers to our 5.23% indirect working interest in two offshore drilling licenses in Israel – petroleum license 347 (‘Myra”) and 348 (“Sara”) covering approximately 198,000 acres, 40 kilometers off the West coast of Israel. This interest is derived from our holding of 76.79% equity in IPC Cayman which in turn holds 50% partnership share in IPC Oil & Gas (Israel) Limited Partnership, which is the registered holder of 13.609% interest in the two licenses.

(c)	The term “IPC Cayman” refers to Israel Petroleum Company LLC, a company incorporated in Grand Caymans in which we hold 76.79% equity.

(d)	The term “IPC Israel” refers to IPC Oil & Gas (Israel) Limited Partnership, a limited partnership registered in Israel in which IPC Cayman holds 50% partnership interest as limited partner.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approximately 70% of its common stock is held by non-United States citizens and residents and our business is administered principally outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2011, 2010 and 2009. These financial statements were prepared in accordance with accounting principles generally accepted in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

The following selected data has been extracted from the more detailed financial statements for the last five fiscal years, 2007 through to 2011, including the Company’s audited financial statements. The selected financial data is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto as well as management’s discussion and analysis of results of operations.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2011	2010	2009	2008	2007
					(Restated)

Revenue	-	-	7,901	73,300	$93,278
Loss before non-controlling interests	$(3,779,638)	$(4,284,058)	$(689,415)	$(571,799)	$(164,043)
Non-controlling interests	$51,311	$356,814	$-	$-	$-
Net Loss	$(3,728,327)	$(3,927,244)	$(689,415)	$(571,799)	$(164,043)
Net loss per share (1)	($0.05)	($0.09)	($0.02)	($0.02)	($0.01)
Working capital	$1,706,527	$371,130	$1,431,495	$5,173,892	$6,624,466
Total assets	$9,351,800	$10,419,787	$1,592,947	$5,239,122	$6,672,918
Capital stock	$36,078,140	$35,298,257	$32,854,075	$32,901,488	$32,413,811
Warrants	$8,677,551	$7,343,886	$2,192,927	$2,153,857	$2,215,213
Contributed surplus	$4,755,077	$4,573,748	$4,154,266	$4,077,427	$4,069,549
Accumulated other comprehensive loss(gain)	168,347	($2,696,213)	($4,425,018)	($1,306,768)
Shareholders' equity	$8,688,223	$6,900,299	$1,440,929	$5,180,098	$6,624,466
Weighted average number of shares outstanding (2)	78,469,909	42,963,027	30,170,743	28,840,653	27,472,703

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total number of shares outstanding at the end of each of the months by twelve.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2011	2010	2009	2008	2007

Loss for year	($3,728,327)	($3,927,244)	($689,415)	($571,799)	($52,384)
Comprehensive Loss	($863,767)	($2,198,439)	($3,807,665)	($2,838,269)	$795,658
Loss per share -Basic and diluted	($0.05)	($0.09)	($0.02)	($0.02)	$0.00
Total assets	$9,351,800	$10,419,787	$1,592,947	$5,239,122	$7,632,619
Shareholders' equity	$8,688,223	$6,900,299	$1,440,929	$5,180,098	$7,584,167

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On July 21, 2011, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately CDN $0.95=US$1

The following table sets out the high and low exchange rates in US dollar for one Canadian dollar for each of the last six months

2011	June	May	April	March	February	January

High for period	$1.04	$1.05	$1.05	$1.03	$1.03	$1.01
Low for period	$1.01	$1.02	$1.03	$1.01	$1.00	$1.00

The following table sets out the average exchange rates in US dollar for one Canadian dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31
	2011	2010	2009	2008	2007
Average for the year	0.98	0.92	0.89	0.97	0.88

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

We have incurred significant operating losses. It is unlikely that we will generate significant revenues while we seek to complete our exploration and development activities in the offshore Israel project.  As of March 31, 2011 we had an accumulated deficit of approximately $41 million.  We do not have any proved reserves or current production of oil or gas. Our success is substantially dependent upon on the successful exploration, drilling and development of the offshore Israel project.  We cannot assure you that we will be profitable in the future.

Our consolidated financial statements for the year ended March 31, 2011 have been prepared assuming that we will continue as a going concern, however, there can be no assurance that we will be able to do so. Our ability to continue as a going concern is dependent upon our ability to access sufficient capital to complete exploration and development activities, identify commercial oil and gas reserves and ultimately achieve profitable operations and successfully win various litigations against the manager of our subsidiary, IPC Cayman to preserve our interest in the offshore Israeli project. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

An adverse outcome, and the substantial costs, with respect to our pending lawsuits with Mr. Cooper could have a material adverse effect on our business, financial condition and results of operations.

We currently are in litigation with Mr. Howard Cooper, ITC and IPC Cayman as regards costs incurred and compliance with the terms of the Contribution and Assignment Agreement and Stockholders Agreement as well as the proposed Shaldieli transaction. We are also trying to resolve these disputes through negotiation. There is no guarantee that legal actions taken so far will result in our favour or negotiations will be successful or favourable to us. The outcome of the disputes or the litigation cannot be predicted. These legal actions,, if they continue, will result in substantial costs and diversion of resources. An adverse outcome in these disputes could cause us to lose our interest in the licenses and write off our investments.

IPC Cayman is a newly formed development stage company with no operating history.

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
Drilling on the Myra and Sara licenses must commence by January 1, 2012 or the licenses could be forfeited.

Our joint venture must commence test well drilling on one of the Myra and Sara licenses on or before January 1, 2012 or the licenses could be forfeited. Drilling on the second well on the remaining license must commence immediately on completion of the first well drilling.  If our joint venture fails to drill timely wells before the license expiration, we will lose the drilling opportunities and our investment in the expired licenses.

Prospects that our joint venture decides to drill may not yield natural gas or oil in commercially viable quantities.

The joint venture is conducting seismic surveys and other geological and geophysical analysis to identify and develop prospects in the areas covered by the Myra and Sara licenses.  A prospect is a property on which indications of natural gas and oil have been identified based on available seismic and geological information and analyses. The prospects will require substantial additional seismic data processing and interpretation. However, the use of seismic data and other technologies and the study of data in the same and nearby areas will not enable the joint venture to know conclusively prior to drilling and testing whether natural gas or oil will be present or, if present, whether natural gas or oil will be present in sufficient quantities to recover drilling or completion costs or to be economically viable.  If the seismic and other data are inconclusive or unsatisfactory, the joint venture may not be able to attract industry partners to conduct exploratory drilling on its properties.

There is currently no infrastructure to market oil or gas if hydrocarbons are discovered.

The Myra and Sara licenses are located in an area of the eastern Mediterranean where there has not previously been production of oil and gas.  Accordingly, there is not currently any infrastructure in place to market oil or gas if hydrocarbons are discovered.  The Israeli government will have to approve the installation of infrastructure, and the construction of infrastructure will require significant capital investment.

Failure to fund capital expenditures could adversely affect our properties interests.

The oil and gas industry is capital intensive. The joint venture’s exploration and development activities will require substantial capital expenditures to meet requirements in the licenses. Although IPC Cayman’s share of the drilling and related exploration costs of the initial two exploratory wells under the Myra and Sara licenses will be covered by the US$ 28 million contribution to be made by Ofer under the Ofer agreement, we will however be responsible to the extent of our share of IPC Cayman’s commitment for any overruns in the drilling and related exploration costs of the initial two wells as well as the costs of any subsequent wells.

We do not expect that debt financing will be available to us or any of our joint venture partners to support exploratory operations of the type required to establish commercial viability of the properties.  Cash flows from the offshore Israel project will be subject to a number of variables, such as the success of drilling operations, production levels from successful wells, prices of crude oil and natural gas, availability of infrastructure and markets, and costs of services and equipment.  In addition, our joint venture partners could seek farm out arrangements with third parties. These farm outs could result in us giving up a substantial interest in the oil and gas properties, comprising two licenses for offshore exploration for gas and/or oil, we have acquired.  If we or IPC Cayman are not able to fund our or its share of capital expenditures, our interests in the properties might be reduced or forfeited as a result.

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

The price we may receive for oil or natural gas production from wells, in which we have an interest, will significantly affect our revenue, cash flow, access to capital and future growth. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The markets and prices for oil and natural gas depend on numerous factors beyond our control. These factors include:

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

The joint venture’s drilling and operating activities will be subject to many risks, including the risk that commercially productive wells will not be discovered.  Drilling activities may be unprofitable, not only from dry holes but also from productive wells that do not generate sufficient revenues to return a profit. In addition, drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

·	environmental hazards, such as natural gas leaks, pipeline ruptures and spills;
·	fires;
·	explosions, blowouts and cratering;
·	unexpected or unusual formations;
·	pressures;
·	facility or equipment malfunctions;
·	unexpected operational events;
·	shortages of skilled personnel;
·	shortages or delivery delays of drilling rigs and equipment;
·	compliance with environmental and other regulatory requirements;
·	adverse weather conditions; and
·	natural disasters.
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

As awareness of climate change issues increases, governments around the world are beginning to address the matter. This may result in new environmental regulations that may unfavorably impact us and our joint venture partners. The cost of meeting these requirements may have an adverse impact on our financial condition, results of operations and cash flows.

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

Risks Related to the Manager of IPC Cayman

We have limited control over the management of IPC Cayman

Under the agreement between us and ITC, we have limited authority to participate in the management of IPC Cayman.  Our rights as the holder of a majority of the shares of IPC Cayman will include the right to approve:

•
Expansion of the scope of IPC Cayman’s business beyond the acquisition, development and potential farm out or sale of the Myra and Sara licenses and Benjamin permit and any license that may be issued in lieu of such permit and any other oil and gas exploration and development activity within the offshore or onshore areas of the State of Israel;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the assets of IPC Cayman (other than a sale or farm out to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC Cayman;

•	Liquidate IPC Cayman;

•	Enter into any contract or agreement between IPC Cayman and ITC or any affiliate;

•	Modify any compensation arrangement between IPC Cayman and ITC and any affiliate; and

•	Amend the organizational and internal operating documents of IPC Cayman.

Other than those specified rights, ITC as the sole director of IPC Cayman will have the right to make operational decisions with respect to matters affecting the exploration and development of the licenses, including farming out or otherwise disposing of interests to third parties who will agree to assume the obligations to conduct required exploratory and development operations at their cost.

We have no control over the management of IPC Oil and Gas (Israel) Limited Partnership (“IPC Israel”)

On May 18, 2010, IPC Cayman established a limited partnership in Israel and transferred all assets and liabilities to IPC Israel. IPC Cayman owns 99.99% of IPC Israel and is a limited partner while ITC owns the balance 0.001% and is a general partner. This was done by the Manager of IPC without our consent or knowledge. However, as a result, we have lost financial control over IPC and may therefore be subject to unilateral actions by the manager of IPC Cayman some of which may not be to our interest.

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

Conflicts of interest may arise.

Conflicts of interest may arise because of the relationships between and among IPC Cayman, ITC and us.  The interests of ITC may not coincide with the interests of us and our shareholders.  In addition, ITC and its majority member, H. Howard Cooper, may experience conflicts of interest in allocating their time and resources between IPC Cayman and other businesses, including other oil and gas projects.  The organizational documents do not restrict ITC and its affiliates from engaging in other business activities or specify any minimum amount of time that ITC and its affiliates are required to devote to IPC Cayman.

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

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders.  As of December 31,2010, we had outstanding warrants to purchase an aggregate of 73,071,420 common shares and outstanding options to purchase an aggregate of 5,775,000 common shares.  To the extent the warrants and options are exercised, additional common shares will be issued and that issuance will increase the number of shares eligible for resale in the public market.  The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the public market price of our common shares.

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

Under the terms of an agreement dated April 14, 2010, International Three Crown Petroleum LLC (or ITC) is deemed to own a 23.21% equity interest in IPC Cayman represented by 2,321 ordinary shares of IPC Cayman and Bontan is deemed to own a 76.79% equity interest in IPC Cayman represented by 7,679 ordinary shares of IPC Cayman. Allied Ventures Incorporated is deemed not to have owned or to ever have owned any equity interest in IPC Cayman.

We currently own an indirect 5.23% working interest in the two drilling licenses through our 76.79% equity interest in IPC Cayman. ITC and an affiliated entity, JKP, own the balance of the 23.21% equity interest in IPC Cayman. ITC is representing our interest in the offshore Israel project through its participation in the operating committee that has been formed to govern activities with respect to the two drilling licenses.

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

In addition, we paid USD $1.5 million to IPC Cayman for its operational costs and approximately USD $2 million to Western Geco International Ltd. towards the cost of the seismic data.

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

Background and Status of Offshore Israel Project

On October 15, 2009, International Three Crown Petroleum LLC (or ITC) entered into an option agreement with PetroMed Corporation under which ITC was granted the right to purchase all of PetroMed Corporation’s rights in the Myra and Sara licenses and the Benjamin permit. On November 18, 2009, the right to purchase was exercised, and as part of the closing, PetroMed Corporation was paid the contractual consideration and PetroMed Corporation provided IPC Cayman, ITC’s designee, with irrevocable deeds of assignment with respect to each of the licenses and permit.

Under Section 76(a) of the Israel Petroleum Law, the permit may be transferred only with the permission of the Petroleum Commissioner and the licenses may be transferred only with the permission of the Petroleum Commissioner and after the Petroleum Commissioner’s consultation with the Petroleum Council. Accordingly, on January 18, 2010, IPC Cayman filed applications with the Petroleum Commissioner to transfer the licenses and permit, with the application to transfer the permit also including an application to be granted a license based on the permit and its attending priority rights.

PetroMed Corporation sent an e-mail to IPC Cayman and the Petroleum Commissioner on January 17, 2010, purporting to ‘rescind’ the PetroMed transaction and has, to the best of IPC Cayman’s knowledge, further addressed the Petroleum Commissioner with claims that the Petroleum Commissioner denies the applications. In addition, IPC Cayman received verbal indication from the Petroleum Commissioner that the permit would lapse at the end of its term on February 5, 2010, and the Petroleum Commissioner would not approve the conversion of the permit into a license. Thereafter, PetroMed Corporation communicated its withdrawal of rescission to the Petroleum Commissioner with respect to the request to transfer the permit and convert it into a license and requested that the Petroleum Commissioner place the request for conversion of the permit before the Petroleum Council.

On January 19, 2010, PetroMed Corporation filed a complaint in the U.S. District Court for the Western District of Washington against Bontan, Howard Cooper and Three Crown Petroleum, LLC.  The complaint requested, among other things, rescission of PetroMed Corporation’s assignment of its 95.5% interest in the Myra and Sara licenses and Benjamin permit to IPC Cayman and a declaration that the contracts with the defendants are null and void.

On February 12, 2010, ITC and IPC Cayman filed a complaint in the Denver, Colorado District Court against PetroMed Corporation and other defendants.  ITC and IPC Cayman alleged that the defendants were actively interfering with IPC Cayman’s application before the Israel Ministry of Natural Infrastructure for transfer to IPC Cayman of PetroMed Corporation’s 95.5% interest in the Myra and Sara licenses and Benjamin permit.  In the lawsuit, ITC and IPC Cayman were seeking, among other matters, temporary, preliminary and permanent injunctive relief in order to avoid real, immediate and irreparable harm to ITC and IPC Cayman resulting from the defendants’ alleged wrongful conduct.  The lawsuit also requested damages for defendants’ alleged multiple tortuous acts and materials breaches of contracts, and a declaration of the parties’ rights and obligations under the contracts.

ITC had informed us that, in light of the dispute as to ownership of the Myra and Sara drilling licenses and the Benjamin exploration permit, the Petroleum Commissioner had declined to transfer the licenses and permit to IPC Cayman and had indicated to IPC Cayman that he would be terminating the permit and possibly the licenses.

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

On March 25, 2010, ITC, IPC Cayman, PetroMed Corporation, Emanuelle Energy Ltd., IDB-DT Energy (2010) Ltd. and others entered into an Allocation of Rights and Settlement Agreement.  This agreement provides for, among other things:

•	The dismissal of certain lawsuits and mutual release of claims among the parties;

•
The payment by the Lead Investors of: (i) $10.5 million to Western Geco International Ltd. for the release of 2D and 3D seismic data relating to the Myra and Sara licenses, (ii) Aproximately $5.7 million to settle certain liabilities of PetroMed Corporation and to acquire its controlling interest.

•	A new allocation of working interests in the offshore Israel project as follows: 14.325% to IPC Cayman; 27.15% to IDB-DT Energy (2010) Ltd.; and 54.025% to Emanuelle Energy Ltd.;

•	With respect to IPC Cayman’s 14.325% working interest, an allocation of 11% to Bontan and 3.325% to ITC;

•
For purposes of the application to effect the transfer  of rights in the Myra and Sara licenses, the Lead Investors to prove (without incurring any actual monetary obligation) the financial capability requirement under Israel Petroleum law in respect of IPC Cayman’s interest in the licenses;

•	The grant of overriding royalty interests, totaling 10.5%, to certain persons, including 1% to an affiliate of Mr. Cooper and 2% to Israel Land Development Company Ltd. and IDB-DT Energy (2010) Ltd.;

•	The cancellation of the common shares and warrants of Bontan issued to PetroMed Corporation in November 2009; and

•	The formation of a steering committee composed of two representatives of the Lead Investors and one representative of IPC Cayman, to manage the project with respect to the Myra and Sara licenses.

Under the Allocation of Rights and Settlement Agreement, the Lead Investors have agreed, for purposes of the application to effect the transfer of the rights in the Myra and Sara licenses, to prove (without incurring any actual monetary obligation) the financial capability requirement under Israel Petroleum Law in respect of IPC Cayman’s interest in the licenses. This obligation will continue until the earlier of (i) five months from the registration of the licenses in the names of the Lead Investors and IPC Cayman in accordance with their respective ownership interests or (ii) November 30, 2010. If IPC Cayman fails to establish its independent financial capability after this obligation ends, IPC Cayman must elect one of the following options (on a licensee by license basis):

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

If IPC Cayman fails to complete option 1 or 2 within 60 days after the Lead Investors’ obligation ends, it will be deemed to have elected option 3 above.  As between us and ITC, if we fail to establish financial capability to the extent of our proportionate ownership of IPC Cayman, then ITC can establish such financial capability on behalf of IPC Cayman and the ownership of IPC Cayman will be readjusted to reflect the acquisition by ITC of our interest in the applicable license. As explained below, in October 2010, IPC Partnership secured funding of up to US$ 28 million which we believe satisfies the financial capability requirements in respect of IPC Cayman’s (including Bontan’s) interest in the licenses.

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

On May 19, 2010, Geoglobal Resources (India) Inc. was appointed operator for the Myra and Sara licenses, subject to the execution of a joint operating agreement. A Joint Operating Agreement dated October 6, 2010 was signed on November 8, 2010 for each of the two licenses The operator is a wholly owned subsidiary of Geoglobal Resouces Inc.,(“Geoglobal”) a public company headquartered in Calgary, Alberta Geoglobal is primarily engaged since 2002 in exploration and development of oil and gas reserves – both on shore and off shore – in India. It has exploration rights through production sharing contracts in four offshore and on shore geological basins covering approximately 1.7 million net acres. The operator has acquired a 5% working interest in the Myra and Sara licenses pro rata from the Lead Investors and IPC Cayman for USD $1.2 million. The operator also has an option to acquire an additional 2.5% working interest in one or both licenses pro rata from the Lead Investors and IPC Cayman.

The joint venture partners and the operator also entered into an option agreement dated as of May 19, 2010. Under this option agreement, the joint venture partners have the option to purchase up to a 12.5% ownership interest in a shallow water offshore drilling license known as the Samuel license, subject to the license being granted to the operator by the Israel Petroleum Commissioner. This agreement also provides that the joint venture partners shall have a right to increase their ownership interest in the Samuel license by a further 7.5% in return the operator is given a right to increase its interest in Sarah and Myra licenses by an additional 2.5%.The Samuel license has been granted to the operator, and IPC Cayman is entitled to acquire a 2.72% interest in the Samuel license, of which Bontan’s share would be 2.09% and the minority shareholder of IPC Cayman will be entitled to the balance 0.63%. The Samuel license covers an area of approximately 400 square kilometers and is located in the Levantine Basin.

On May 20, 2010, the joint venture partners submitted an application to the Israeli Petroleum Commissioner to approve the transfer and registration of the rights in the Myra and Sara licenses. The approval was granted on June 16, 2010.

The Benjamin permit originally held by PetroMed Corporation and acquired by IPC Cayman expired in February 2010 because the required seismic data was not timely submitted to the Petroleum Commissioner. The Israeli Ministry of Petroleum invited new applications for licenses covering the same area as the original Benjamin permit. The Lead Investors and IPC Cayman paid for and obtained the required 2D seismic data for this application and submitted an application for the Michael license on May 20, 2010. On June 16, 2010, the Isaeli Ministry of Petroleum informed the Lead Investors that their application for the Michael license was not approved.

On October 13, 2010, IPC Cayman and IPC Partnership signed a Partnership Subscription and Contribution Agreement with Ofer. Under the agreement, Ofer agreed to contribute up to US$ 28 million towards IPC Partnership’s share of the cost of drilling of the initial two exploratory wells under the Sara and Myra licenses and related exploration costs in exchange for a 50% limited partnership interest in IPC Partnership.In additional, Ofer was granted certain voting and management rights with respect to major operational decisions and material changes in the timing or costs of the initial drilling program. The agreement provides for Ofer to deposit at closing US$ 2 million with IPC Partnership to cover future cash calls made by the operator relating to initial drilling and exploration costs. Ofer is required to contribute up to an additional US$ 26 million, upon cash calls made by the operator, to pay for IPC Partnership’s 13.609% share of the initial drilling and exploration costs. If IPC Partnership’s aggregate share of the initial drilling and exploration costs for the initial two exploratory wells exceed $28 million, then IPC Cayman and Ofer have agreed to increase their capital commitments to IPC Partnership in respect of the shortfall.

To the extent required by law, the consent of the Israeli Petroleum Commissioner is a condition precedent to the grant of rights to Ofer under the Ofer agreement. If such consent is required but not obtained by December 31, 2011, then (i) Ofer may terminate the Ofer agreement and IPC Partnership will be required to make a restitution payment to Ofer by June 30, 2013 in an amount equal to the capital contributions actually made by Ofer plus 10% interest from the date of each such contribution or (ii) IPC Partnership may terminate the Ofer agreement and IPC Partnership will be required to make the restitution payment referenced in (i) within seven days of the notice of termination. The agreement also provides that ITC and Ofer will use their best efforts to establish, no later than December 31, 2010, a new Israeli entity to replace ITC as the general partner of IPC Partnership. To date we are not aware of any new Israel entity that has replaced ITC

On October 25, 2010, IPC Cayman entered into an agreement with Shaldieli Ltd., an Israeli shell public company (“Shaldieli”), for IPC Cayman to acquire 90% of Shaldeili’s common equity in exchange for IPC Cayman’s 50% interest in IPC Partnership. As the majority stockholder of IPC Cayman, we believe the proposed Shaldieli transaction is subject to our approval. Bontan has never given this approval and does not consider the proposed Shaldieli transaction to be beneficial to Bontan and its shareholders for several reasons, including the following:

•
10% of the Shaldieli shares are reserved for existing Shaldieli shareholders without any contribution of funds to the business. This will result in dilution of our indirect interest, which could exceed 20% if the options proposed to be issued in the transaction are exercised.

•	Mr. Cooper will be chairman and president of Shaldieli without our vote or approval as the majority stockholder of IPC Cayman.

•	The proposed transaction structure provides no proper safeguards to Bontan regarding future activities of Shaldieli and the Shaldieli board structure.

•
The proposed Shaldieli transaction appears to involve numerous conflicts of interest and related party transactions with Mr. Cooper and his affiliates, including issues concerning his remuneration, status as a dircetior, option rights, annual grants, and right to a percentage of the profits of Shaldieli.

The Shaldieli transaction is also subject to approval by Shaldieli’s shareholders and to Israeli regulatory approvals. As of the date of this prospectus, Shaldieli has not held a shareholder meeting to approve the proposed Shaldieli transaction. Shaldieli has reported that the shareholders’ meeting to approve the transaction did not take place due to Israel Securities Authority demand and that the shareholders’ meeting for approval of this transaction has been postponed for an indefinite period of time. In light of our inability to obtain a temporary injunction against the proposed Shaldieli transaction and past actions taken by Mr. Cooper without Bontan’s consent to register the 13.609% working interest in IPC Partnership rather than in IPC Cayman, and to sell off a 50% interest in IPC Partnership to Ofer, Bontan cannot assure that IPC Cayman and IPC Partnership will not attempt to consummate the proposed transaction with Shaldeili without Bontan’s consent

The complete details of the Shaldieli transaction are not known to us. However, Shaldieli published a Transaction Report (equivalent to a prospectus) as part of its reports to the Israeli Stock Exchange on December 11, 2010 and published a new transaction report on June 21, 2011 calling for a shareholders meeting on July 26, 2011 to approve the said deal. We have been not been provided with copies of communication that Shaldieli might have had with the Israel Securities Authority as a result of its filing of the Transaction Reports and are therefore not aware of issues raised, if any by the Israel Securities Authority.

As a result of our disputes with Mr. Cooper, ITC and IPC Cayman, we commenced various legal actions as explained under item 8 of this report.

On November 8, 2010, joint operating agreements relating to each of the Myra and Sara licenses were signed by the joint venture partners and GeoGlobal, as operator. The agreements contain substantially similar provisions that relate to the rights and obligations of the parties with regard to operations under the licenses, including joint exploration, appraisal, development, production and disposition of oil and natural gas produced from the areas covered by the licenses. Under the joint operating agreements, an operating committee is created to supervise and direct operations and activities carried out by the operator with respect to each license. The operating committee (which we understand replaces the steering committee created by the Allocation of Rights and Settlement Agreement) will be comprised of representatives of each joint venture partner holding a working interest. Decisions of the operating committee are determined by an affirmative vote of two or members representing at least 51% of the working interests; provided that the vote must include the affirmative vote of Emanuelle Energy Ltd., Emanuelle Energy Oil and Gas Limited Partnership, Israel Land Development Company Ltd., IDB Development Corporation Ltd., and Modiin Energy Limited Partnership as long as each of them holds at least 50% of its original working interest.  Currently, we understand that the operating committee has 4 members:  H. Howard Cooper (IPC Cayman), Ohad Marani (Emanuelle Energy Ltd.), Ron Maor (Modiin Energy Oil & Gas Ltd. Partnership) and a representative from GeoGlobal Resources (India) Inc. While we own 76.79% of IPC Cayman, we agreed to have IPC Cayman’s representative on the operating committee be appointed by ITC. We believed at that time that ITC’s representative would be Mr. Howard Cooper. Mr. Cooper has significant experience in handling oil and gas projects and has been actively involved in developing of the offshore Israel project.

Each joint operating agreement designates GeoGlobal as the operator and contains provisions regarding the rights of the other parties to the agreement to remove GeoGlobal as operator (with or without cause) and to repurchase portions of its working interest under various stages of the project with varying amounts of reimbursement for amounts paid by GeoGlobal. The parties have agreed to indemnify the operator for any claim, loss, liability or expense arising out of or resulting from operations under the applicable license, except for actions taken by senior supervisory personnel, which constitutes gross negligence or wilful misconduct.

Key events occurring after March 31, 2011 relating to the Israeli project:

a.	The Operator signed a letter of intent with a drilling contractor in April 2011.
b.	The Operator signed in April 2011 an assignment agreement with a third party to acquire drilling rig and associated services to be available in December 2011.
c.	In May 2011, the Petroleum commissioner approved to extend validity of the Sara and Myra licenses to July 13, 2012.
d.	Operator reported in July 2011 extracts from a prospective resource assessment as of June 15, 2011 conducted by an independent firm of Geologists.

Current Ownership of Licenses

100% of the rights and interests in the Myra and Sara licenses have been allocated and registered with the Israel Ministry of National Infrastructure as follows:

Myra (400000 dunams)
* Emanuelle Energy Limited      24.1610%
Modiin Energy Limited Partnership 19.2820%
Emanuelle Energy Oil & Gas Limited Partnership19.1610%
I.P.C. Oil and Gas Limited Partnership13.6090%
Blue Water Oil & Gas Exploration Limited 8.7870%
GeoGlobal Resources (India) Inc. 5.0000%
IDB Development Corporation Limited 5.0000%
Israel Land Development Company Limited 5.0000%

Sara (400000 dunams)
* Emanuelle Energy Limited      24.1610%
Modiin Energy Limited Partnership  19.2820%
Emanuelle Energy Oil & Gas Limited Partnership19.1610%
I.P.C. Oil and Gas Limited Partnership. 13.6090%
Blue Water Oil & Gas Exploration Limited8.7870%
GeoGlobal Resources (India) Inc. 5.0000%
IDB Development Corporation Limited5.0000%
Israel Land Development Company Limited5.0000%

Note:  (a) I.P.C. Oil and Gas (Israel) Limited Partnership (or IPC Partnership) is currently owned 50% by IPC Cayman and 50% by Ofer Investments Ltd. We own 76.79% of IPC Cayman. Hence our indirect working interest in the above licenses is 5.23% (13.609% x 50% x76.79%). This interest may decrease further if Geoglobal Resources (India) Ltd. exercises its option to acquire an additional 2.5% working interest in the licenses pro rata from the Lead Invsetors and IPC Cayman.

(b) We understand that recently Blue Water Oil & Gas Exploration Limited failed to fulfil its financial obligation under a cash call and as a result forfeited its interest to Emanuelle Energy Limited and Modiin Energy Limited Partnership. We have however not received any written confirmation of this matter. It also does not affect our interest in the two licenses.

The following diagram illustrates the ownership structure with respect to the Myra and Sara licenses as of the date of this report.

_______________________________________

(1) Currently, the Operating Committee has 4 members:  H. Howard Cooper (IPC Cayman), Ohad Marani (Emanuelle Energy Ltd.), Ron Maor (Modiin Energy Limited Partnership), and a representative of GeoGlobal Resources (India) Inc.
(2) ITC is the general partner of IPC Partnership.

The following table shows the overriding royalty interests held by various parties in the Myra and Sara licenses:

Name of Holder	Percentage Interest
Royalty Trust for the benefit of the shareholders of PetroMed Corporation as of March 25, 2010	3.0%
East Mediterranean Exploration Company Ltd.	4.5%
Three Crown Petroleum LLC – an affiliate of ITC	0.5%
Ofer Energy Enterprises LP	0.5%
Israel Land Development Company Ltd.	1.33%
IDB-DT (2010) Energy Ltd	0.138%
Modiin Energy Limited Partnership	0.532%
TOTAL OVERRIDING ROYALTY INTERESTS	10.5%

Manager of Offshore Israel Project

International Three Crown Petroleum LLC (or ITC) is the sole director of IPC Cayman and the general partner of IPC Partnership. ITC owns a 23.20% equity interest and JKP Petroleum Company LLC (“JKP”) owns a 0.01% equity interest in IPC Cayman. The majority member and principal of ITC and JKP is H. Howard Cooper.

H. Howard Cooper is currently the manager of ITC, which serves as the sole director of IPC Cayman. Mr. Cooper is also the manager Power Petroleum LLC.  ITC was formed by Mr. Cooper in 2005 to identify and purchase oil and gas leases, primarily in the U.S. Rocky Mountain Region. Power Petroleum, which was formed by Mr. Cooper in 2007, puts drilling prospects together in Colorado, Montana, Utah and North Dakota.  From 1996 until February 2005, Mr. Cooper was the chairman of the board of directors of Teton Energy Corporation, a U.S. publicly traded company formerly known as Teton Petroleum Company.  Mr. Cooper also served as president and CEO of Teton from 1996 until May 2003.  During his tenure with Teton, Teton primarily engaged in oil and gas exploration, development, and production in Western Siberia, Russia. Prior to joining Teton, Mr. Cooper served as a director and president of American Tyumen, a company he founded in 1996 and which shortly thereafter merged with Teton.  From 1994 to 1995, Mr. Cooper was a principal with Central Asian Petroleum, an oil and gas company with its primary operations in Kazakhstan.  From 1992 to 1994 Mr. Cooper served with AIG, an insurance group in New York, evaluating oil and gas projects in Russia. From 1981 - 1991, Mr. Cooper was an independent landman developing oil and gas opportunities in the U.S. Rocky Mountain Region.

Under a Stockholders Agreement dated as of November 14, 2009, we have limited authority to participate in the management of IPC Cayman.  ITC as the sole director of IPC Cayman has the right to make operational decisions with respect to matters affecting the exploration and development of the licenses and permit, including farming out or otherwise disposing of interests to third parties who will agree to assume the obligations to conduct required exploratory and development operations at their cost. ITC cannot be removed other than for willful misconduct that adversely affects the offshore Israel project or in the event of a transfer of the ownership of ITC, such that Mr. Howard Cooper is no longer the managing member.

The director must get prior written approval of stockholders holding a majority of shares of IPC Cayman to take any of the following actions:

•
Expansion of the scope of IPC Cayman’s business beyond the acquisition, development and potential farmout or sale of the Myra and Sara licenses and Benjamin permit and any license that may be issued in lieu of such permit and any other oil and gas exploration and development activity within the offshore or onshore areas of the State of Israel;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the assets of IPC Cayman (other than a sale or farmout to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC Cayman;

•	Liquidate IPC Cayman;

•	Enter into any contract or agreement between IPC Cayman and ITC or any affiliate;

•	Modify any compensation arrangement between the Project Company and ITC and any affiliate; and

•	Amend the organizational and internal operating documents of IPC Cayman.

Under the Stockholders Agreement, IPC Cayman will pay ITC a monthly management fee of $20,000 for its services as director of IPC Cayman and is obligated to reimburse reasonable out-of-pocket expenses incurred by the director on behalf of IPC Cayman.  In connection with any farmout, sale or other transfer of all or a portion of the offshore Israeli project, ITC will receive a disposition fee equal to the product of 5% of our percentage ownership interest in IPC Cayman and the total cash proceeds received by us or our shareholders in such transaction. ITC will also receive a warrant to purchase a number of our common shares which is equal to the product of 5% of our percentage ownership interest in IPC Cayman and the fair market value of all consideration received by us in such transaction, divided by the market price of one common share as of the date of issuance of the warrant. The exercise price of the warrant will be equal to the market price.  In addition, ITC will receive $50,000 for every $1,000,000 increase in current assets received by IPC Cayman or Bontan from investors introduced by ITC to IPC Cayman or Bontan.

The terms of the Stockholders Agreement have significantly been affected by the Allocation of Rights and Settlement Agreement. We are trying to negotiate with ITC to replace the current agreement with a new agreement to reflect all the changes. However, ITC is refusing to consider our request. We are currently in litigation with ITC as explained elsewhere in this report.

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

Application of Israeli Law Outside of the Israeli Territorial Waters

Current Israeli law provides that (a) the territorial waters of Israel are 12 miles from the shoreline and (b) the seabed and the subsea bed adjacent to the shoreline and outside of the territorial waters are included in the area of the State of Israel up to such depth as enables exploitation of natural resources. The waters above such subsea areas (high seas) are not considered as part of Israeli territory. Maritime law and international public law would apply to such areas. There are therefore certain ambiguities with respect to the application of Israeli law to activities taking place outside the territorial waters. Since the Myra and Sara licenses and Benjamin permit are outside of the Israeli territorial waters, as set out above, there is uncertainty as to the application of Israeli law to activities in their area, with the exception of the Petroleum Law, which does apply.

A proposal for a new subsea law is currently before the legislator, which would, if enacted, replace the above laws and determine Israel's sovereign rights in areas that extend beyond its territorial waters
It is anticipated that the area of the Myra and Sara licenses and Benjamin permit would be included in an Exclusive Economic Zone (EEZ) area to be declared under the new subsea law, and if the area of the EEZ is decreased, then the area of the licenses and the permit would be decreased in such manner so as to ensure that its entire area will fall within the area of the EEZ, without compensation to the owner of the licenses or permit.

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

(C) ORGANIZATIONAL STRUCTURE

We have two wholly owned subsidiaries, Israel Oil and Gas Corporation and 1843343 Ontario Inc. Israel Oil and Gas Corporation holds our 76.79% equity interest in IPC Cayman.  Israel Oil and Gas, which was incorporated on February 20, 2004 as an Ontario corporation changed its name effective January 18, 2010 from Bontan Oil & Gas Corporation.

Our second subsidiary, 1843343 Ontario Inc. was incorporated in Ontario, Canada on January 31, 2011.

(D) PROPERTY PLANTS AND EQUIPMENT

We currently lease office space at 47 Avenue Road, Suite 200, and Toronto, Ontario, Canada for approximately $2,500 per month. The leased area is approximately 950 square feet. We signed a one –year lease effective August 1, 2010.

As described above, we have an indirect 5.23% working interest in two drilling licenses in the Levantine Basin, approximately 40 kilometres off the west coast of Israel. As of the date of this report, we did not have any reserves associated with our interests in the oil and gas properties.

See Operating and Financial Review and Prospects – Item 5 for further details.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

Year ended March 31	2011	2010	2009
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	-	-	8
Expenses	(3,780)	(4,284)	(697)
	(3,780)	(4,284)	(689)
Non-controlling interests	51	357	-
Net loss for year	(3,729)	(3,927)	(689)
Deficit at end of year	(40,991)	(37,263)	(33,335)

Overview

Key activities during the fiscal 2011 were:

a.	We completed our private placement which began in December 2009 in April 2010 and raised an additional approximately $2.3 million.

b.	The following key development occurred on the Israeli project –
•	Signing of a joint operating agreement with an operator on October 6, 2010.

•	Securing a drill rigs for potential drilling of an exploratory well in early 2012.

•	Securing extension on the Sara and Myra licenses to July 13, 2012 from Petroleum Commissioner in Israel in May 2011.

c.
Our subsidiary IPC Cayman set up IPC Israel in May 2010 and as a result, it became a limited partner and we lost control over the financial reporting process of IPC Cayman and decided to deconsolidate the results of IPC Cayman effective May 18, 2010.

d.
We initiated extensive legal actions against the manager of IPC Cayman and against Shadieli Ltd., an Israeli shell in which the manager of IPC Cayman agreed to roll all the interest in IPC Israel for 90% equity without our knowledge or consent.

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

d.
Began a new private placement in November 2009 to raise up to US$ 7.9 million. This private placement was completed on April 30, 2010, which raised approximately gross US$ 7.6 million. Up to March 31, 2010, we raised approximately gross US$ 5 million.

These events are discussed further in this annual report.

The following were the key events in fiscal 2009:

1.
The management continued to look for suitable business proposals and projects to participate in. We received several projects during the year of which about fifteen were reviewed and discussed in detail. Many of these related to emerging high technology projects, resource sector exploration and development projects. Unfortunately, we were unable to conclude successfully in any of these business proposals. They were either too pricey compared to the expected growth and returns or they carried considerable debts and other commitments which would affect their ability to achieve their stated targets. We also looked at possibilities of merging with existing businesses. Our efforts at getting a project or a business that can that can get us back into working mode and enhance our shareholders value still continue.

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

5.
Two new accounting standards and an amendment to an existing accounting standard issued by the Canadian Institute of Chartered Accountants were adopted by the Company during the fiscal year 2009 on a prospective basis. These are more fully explained in note 2 to the consolidated financial statements for the fiscal year 2009.

Income

Income comprised the following:

Fiscal year ended March 31	2011	2010	2009

Interest	-	-	7,901

There was no revenue during the year ended March 31, 2011.

Interest earned in fiscal 2009 was mainly on cash balances held by the brokerage firms.

Expenses

The overall analysis of the expenses is as follows:

Fiscal year ended March 31	2011	2010	2009

Operating expenses	$ 379,636	$ 380,537	$ 288,875
Consulting fee & payroll	818,637	1,236,619	480,050
Exchange (gain)loss	20,688	(120,735)	(119,789)
Write down/off of short term investment Loss(gain) on disposal of short term investments	386,672 948,189	250,780 852,806	63,010 (45,036)
Professional fees Bank charges, interest and fees	1,221,720 4,096	992,989 691,062	27,844 2,362
	$ 3,779,638	$ 4,284,058	$ 697,316

Operating Expenses

Fiscal year ended March 31	2011	2010	2009

Travel, meals and entertainment	$ 131,976	$ 86,939	$ 66,896
Shareholder information	148,610	158,509	144,757
Other	99,050	135,089	77,222

	$ 379,636	$ 380,537	$ 288,875

Travel, meals and entertainment

These expenses were substantially incurred by our CEO, Kam Shah and the key consultant, Mr. Terence Robinson and other consultants and lawyers in visiting Israel, Vancouver, UK and USA in connection with the Israel Project and fund raising efforts and local club and entertainment costs in business meetings and also in maintaining Mr. Robinson’s network which has been successfully used in raising funds, in attracting qualified consultants with minimum cash outlay and in securing suitable projects for the Company.

Increased travel costs during fiscal 2011 were caused by several visits to Israel and Grand Cayman in connection with our litigations in those places and various meetings held with the manager of IPC Cayman during the fiscal year.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost (approximately 82%) consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Expenses for the fiscal year 2010 included approximately $ 12,000 in various filing fees in connection with registration statements and increased press releases due to Israel project.

The differences in investor and media relation fee between the three fiscal years 2011 through 2009 was due to significant changes in the exchange rates between Canadian and US dollars.

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

Substantial decrease in fiscal year 2011 was mainly due to deconsolidation of IPC Cayman.

Increase in  fiscal year 2010 compared to earlier years was due to operations of a new subsidiary, IPC Cayman which added approximately $ 46,000 in costs and transfer agent fees, which went up from an average of $ 4,500 in earlier years to $ 10,800 due to increased treasury activities resulting from two private placements. Our Toronto office general costs also increased as a result of increased business activities.

Consulting fees and payroll	2011	2010	2009

Fees settled in common shares	91,714	105,107	193,139
Fee settled by issuance of options	181,329	419,482	84,717
Fee settled in cash	505,856	667,086	166,928
Payroll	39,738	44,944	35,266
	$ 818,637	$ 1,236,619	$ 480,050

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

The following details relate to the fiscal year 2011:

a.	Fees settled by shares include 120,000 shares issued to two independent consultants and 15,000 shares issued to the employee in respect of their services during the year.

b.
950,000 options were issued in August 2010 to eight consultants and valued at $ 181,329 using Black-Scholes option price model. 300,000 of these options were issued to three directors. These options expire in five years and can be exercised to acquire equal number of common shares at an exercise price of US$0.35 per share.

c.	Cash fee includes approximately $402,000 paid to the CEO and two key consultants, Mr. Terence Robinson and Mr. John Robinson.

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

c.
Fees settled in cash consisted of fee of $250,000 paid to Mr. Kam Shah, CEO/CFO. Mr. Shah received fee at $ 10,000 per month between April 2009 and August 2009.Effective September 2009, his monthly fee increased to $ 15,000 as approved by the audit committee. He was also allowed a one-time bonus of $ 70,000 which was offset against fee advance given to him during the previous year. Fee for fiscal 2010 also included fee of $ 10,000 per month paid to Mr. Terence Robinson.  Two independent directors were paid $5,000 each for their services as members of the audit committee. The balance of the fees was paid to consultants hired by the Company as well as its subsidiary, IPC.

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

During most part of fiscal 2011, Canadian dollar remained at parity with the US dollar. Overall liabilities declined due to non-inclusion of IPC Cayman liabilities due to deconsolidation. Year-end liabilities and assets in US dollar were relatively insignificant as most of the treasury transactions in US dollar were converted at historical rates. There was therefore a small exchange loss of $20,688 at the year end.

During the fiscal year 2010, we acquired a significant asset – Offshore Israel Project – as explained earlier. The purchase price was in US dollars. We also took over liability to pay for the seismic data as part of the Project which was approximately US$ 2.2 million and also borrowed short term funds in US dollars of approximately $ 1.3 million. Further, we now have a new subsidiary, IPC Cayman, which incurs its expenses in US dollar and is funded by us. Thus, at the year, almost all our current liabilities were in US dollars. US dollar weakened against Canadian dollar during the year form US$ 1 = CDN$ 1.22 at the beginning of the year to US$1= CDN$ 1.02 at the end of the year. The bulk of the translation gains arose from this exchange differences when we converted all liabilities in US dollar into Canadian dollar at the year-end rate. The majority of our assets and capital transactions were done at historical costs and were not converted at the year-end rate and so there were no significant offsetting gains or losses.

During the fiscal year 2009, we had more monetary assets than liabilities in US dollars. Canadian dollar continually weakened in value against US dollar – from $1.0279 per US dollar at March 31, 2008 to $1.2602 per US dollar at March 31, 2009 – approximately 23% reduction in value. As a result, the year-end revaluation of assets held in US dollar resulted in a significant exchange gain of $119,789.

Write off of short term investments

As at March 31, 2011, the Company’s short term investment portfolio included four securities whose market price showed continued decline which was considered other than temporary. The carrying costs of these securities were therefore written down by $386,672 in line with their market value as at March 31, 2011.

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

Loss (Gains) on disposal of short term investments

During the fiscal year 2011, nine securities with carrying cost of $1.9 million were disposed of for approximately $1 million. Three securities alone had a combined loss of approximately $ 796,000. The significant disposal was mainly caused by the need for additional cash to meet increasing litigation costs.

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

Market conditions during later part of the fiscal 2009 deteriorated significantly and many of our investments lost values as part of the overall losses in the stock market. However, we were still able to identify some opportunities and dispose of some of our holdings at a profit. We decided not to sell securities which lost significant market values but rather use our existing cash for operating needs and wait for these securities to regain their original values before disposing them. During the fiscal year 2009, the Company sold investments of approximately $1.8 million while invested approximately $2.4 million. Net return on investments disposed of during the year was approximately 2.5%

Professional fees

Professional fees primarily consist of audit and legal fees.

As explained elsewhere in this report, the Company was forced to initiate legal actions against the manager of its subsidiary, IPC Cayman to protect its interest in Israeli project. The litigation initiatives required the Company to hire expensive lawyers in Israel, USA and Cayman Islands. Legal costs were approximately $1.1 million

During the fiscal 2010, our audit fee was $ 60,000 and legal fees were $ 932,989. Increase in audit fee form $ 25,000 in earlier year to $ 60,000 was mainly due to increased business activities, complexity of transactions involving new acquisitions and two private placements and a new subsidiary which extended the scope of audit.

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

Bank charges, interest and fees

All loans were settled in early fiscal 2011 and as a result, interest and fees were at a minimum.

Note 16 to the consolidated financial statements for the fiscal year 2010 provide break down of bank charges, interest and fees. These costs included a fee of $590,288 paid by our subsidiary, IPC Cayman to a non-related entity in connection with fund raising negotiations which were not successful.

(B)           Liquidity and Capital Resources

Working Capital

As at March 31, 2011, the Company had a net working capital of approximately $1.7 million compared to a working capital of $ 371,000 as at March 31, 2010.

Our short term investment portfolio improved in value at March 31, 2011 compared to the value at March 31, 2010 for same securities. We also raised additional money through completion of our 2010 private placement in April 2010. We also settled all loans prior to their maturities. However, we have initiated extensive legal actions as explained elsewhere in this report. The legal costs associated with these actions will continue to have significant adverse effect on our working capital while on the other hand these actions also affect adversely our ability to raise additional funding in future.

Our financials for the fiscal 2011 include a going concern note which reflects the above situation.

Operating cash flow

During the fiscal year 2011, operating activities required a net cash outflow of approximately $2.6 million mainly due to increased legal costs and cash fees. This was met from available cash and sale of short term investments.

During the fiscal year 2010, operating activities required a net cash outflow of approximately $ 363,000 which was met from the available cash and cash generated from equity financing.

During the fiscal year 2009, operating activities generated a net cash outflow of $362,874, which was primarily met from the available cash on hand.

The company expects its operating cash requirements to increase due to its continuing legal actions in several territories and also as the exploration work begins on the Israeli project.

Investing cash flows

Key investing activities comprised disposal of significant short term investments and advances made to IPC Cayman towards the Israeli project.

Acquisition of Oil and Gas Properties

Effective May 18, 2010, the Company decided to de-consolidate the results of its subsidiary; IPC Cayman wherein it holds 76.79% equity due to loss of effective control over IPC Cayman’s financial reporting process as explained in Note 25.

IPC Cayman was incorporated solely for the purpose of managing exploration and development of two offshore drilling licenses in Israel – petroleum license 347 (‘Myra”) and 348 (“Sara”) covering approximately 198,000 acres, 40 kilometres off the West coast of Israel. (“Israeli project”)

IPC Cayman holds 50% partnership interest in IPC Oil and Gas (Israel) Limited Partnership (“IPC Israel”) which is the registered holder of 13.609% interest in the Israeli project.

Funds provided by us towards exploration activities of the Israeli project either direct to the consortium or though IPC Cayman have been classified as investment in subsidiary after the deconsolidation. In fiscal year 2010, they were classified as Oil & Gas properties and related expenditure.

The movements and composition of our investment are as follows:

		Cost of acquisition of interest in Israeli project	Related expenditure	Total cost
Balance, April 1, 2010		$5,447,422	$1,072,945	$6,520,367
Incurred during the period	(i),(ii)	435,122	17,250	452,373

Balance, March 31, 2011		$5,882,544	$1,090,195	$6,972,740

(i)
Under a new agreement entered on March 25, 2010 between the Company, IPC Cayman and three other joint venture partners (“new agreement”), the company was entitled to increase its working interest from 10% to 11% by paying an additional US$ 240,000. This amount was paid during the fiscal year 2011.

(ii)
In fiscal year 2010, the Company issued warrants to induce short term loans borrowed to finance the cost of acquisition. Value of these warrants of $ 173,953 which related to the period after March 31, 2010 was adjusted against the short term loans as at March 31, 2010. Upon settlement of these loans during the year, the value of warrants was transferred to the cost of acquisition.

(iii)
The operator of the project acquired 5% working interest for US$1.2 million proportionately from the consortium partners. The company’s share amounted to US$135,936, which was received by IPC Cayman but was not refunded to the Company. Owning to the current litigations and de-consolidation of IPC Cayman, management decided not to account for this receivable.

Key developments during the year ended March 31, 2011

1.
On May 18, 2010, IPC Cayman agreed to establish a limited partnership in Israel (IPC Israel) and register IPC Cayman’s interest in the two licenses in the name of IPC Israel. IPC Israel is owned by IPC Cayman as a limited partner and its general partner is International Three Crown Petroleum LLC (ITC).

2.
On October 13, 2010, IPC Cayman and its wholly owned IPC Partnership signed a Partnership Subscription and Contribution Agreement with Ofer Investments Ltd., an Israeli company, (“Ofer”). Under this agreement, Ofer agreed to contribute up to US$ 28 million towards the IPC Partnership’s share of the cost of drilling of the initial two exploratory wells under the Sara and Myra licenses and related exploration costs in exchange for a 50% limited partnership interest in IPC Partnership and certain voting and management rights related to IPC Partnership.

As a result of the above transactions, the Company’s indirect interest in the two licenses now stands at 5.23%.

3.
On October 6, 2010, the partners of the Israel Project signed a new joint operating agreement with Geoglobal Resources (India) Inc., as operator. The new agreement provides for early termination and replacement of the operator subject to certain compensation.

4.
On October 25, 2010, IPC Cayman announced that it signed an agreement to acquire a publicly listed Israeli company, Shaldieli Ltd in a reverse takeover by placing its ownership interests in the Israel project in to Shaldieli Ltd., in exchange for 90% ownership of Shaldieli Ltd. The Company as a majority shareholder of IPC Cayman has not agreed to this deal. The matter is currently under dispute and litigation between the Company and IPC Cayman management (Note 14).

The management carried out an impairment tests, involving (a) an independent geologist‘s evaluation of the prospective resources on the two prospects in accordance with NI 51-101, Sec 5-9 updated at December 1, 2010, and as further updated on June 15, 2011 (b) review of definite work plan prepared by the steering committee of the joint venture partners and its acceptance by the Israeli Ministry of National Infrastructure, (c)  assessment of the likely outcome of the current disputes with Shaldieli and IPC Cayman management and concluded that there was no permanent impairment.

Short term investments

During the fiscal year 2011, there were new investments of approximately $5,500. There were significant disposals to meet increasing litigation costs as explained elsewhere in this report. Nine securities of public companies having carrying value of approximately $1.8 million were sold for approximately $950,000.

During the fiscal year 2010, the Company invested $53,103 in short term marketable securities while sold marketable securities for net proceeds of $ 410,454.

The Company had short term investments at a carrying cost of approximately $ 2.1 million (2009: $4 million) as at March 31, 2011– all of which   (2010:  $3.8 million or 95%) was held in Canadian currency.  (2010: the balance 5% was held in US currency)  Investments were in 5 public companies (2010:13 public companies) while investments in two private companies totalling to $250,780 were written off during the fiscal year 2010. These investments were stated at their fair value of approximately $ 1.9 million (2010: $1.4 million)  as at March 31, 2011 and the difference representing unrealised gain of approximately $168,000 (2010: loss of approximately $2.6 million) was transferred to accumulated other comprehensive income and included under shareholders equity.

During the fiscal 2009, Company invested approximately $2.4 million in short term marketable securities while realised approximately $1.8 million from the disposal of such securities, which were essentially reinvested. Net additional investments were funded from the available cash on hand.

The Company had short term investments at a carrying cost of approximately $5.5 million as at March 31, 2009 – of which $5.2 million or 95% was held in Canadian currency and the balance 5% was held in US currency. Approximately 95% of the investments were in 24 public companies while 5% was invested in two private companies. An investment of US$50,000 in a private corporation was written off during the year due to permanent impairment of its carrying costs. These investments were stated at their fair value of approximately $1.1 million as at March 31, 2009 and the difference representing unrealised loss of approximately $4.4 million was transferred to accumulated other comprehensive income and included under shareholders equity.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following is a major composition of short term investments:

March 31,	2011			2010
	In 000’
	# of shares	cost	Fair value	# of shares	cost	Fair value
Marketable Securities
Brownstone Ventures Inc.	522	755	611	1,292	1,869	775
Roadrunner Oil & Gas Inc.	1,561	586	755	1,744	658	244
Skana Capital Corp.	750	685	495	773	706	155
5(2010: 10) other public companies – mainly resource sector		93	39		775	185
		$2,119	$1,900		$4,008	$1,359

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

Financing cash flows

Financing cash flow arose from equity financing which was used to settle short term loans and balance on operating costs.

Equity financing

During the fiscal year 2011, the Company raised a net of $ 2 million in private placement which began in November 2009 and ended on April 30, 2010.This private placement required issuance of 12.7 million additional common shares of the company and 13.9 million warrants and a finders’ fee of 10% in cash and warrants.

Further, 600,000 warrants were exercised during the fiscal 2011 by two shareholders for a total cash price of $60,503.

The funds raised were spent in settling all short term loans of approximately $ 1.1 million and the balance was used towards working capital.

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

Note 11 to the fiscal 2011 financials provide further details of these private placements.

Debt funding

We borrowed short term loans totalling to approximately  $1.2 million as at March 31, 2010. These loans carried interest between 5% and 10% per annum. The loans were fully settled with accumulated interest subsequent to March 31, 2010 from the additional funds raised through private placement

Note 10 to the financials for fiscal 2011 provide further details of these loans.

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

(E)           OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2011, 2010 and 2009, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)           CONTRACTUAL OBLIGATIONS

Under the terms with our other Israeli partners, IPC Cayman must provide by December 1, 2010 evidence of  its financial capability to meet future financing requirements with respect to exploration and development of test wells to our Israeli partners. The Company’s share is expected to be approximately US$ 12 million. As explained elsewhere, in October 2010, IPC Cayman secured funding of up to US$ 28 million which we believe satisfies the financial capability requirement in respect of IPC Cayman’s (including Bontan’s) interest in the licenses.

 (G)           SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah ( age 60) Director and Chairman Chief Executive Officer and Chief Financial Officer	Sole Director – Webtradex International Corp., a Nevada registered public company trading on OTCBB-NASDAQ	Acts as a CEO/CFO of Webtradex International Corp., currently inactive,
Dean Bradley (age 78) – Independent Director, Chair of the Audit Committee	Chief Executive Officer and President of McKenzie Capital Corporation and Aviation Supply Inc.	Chief Executive Officer and President of McKenzie Capital Corporation.
Brett D. Rees (age 59) – Independent Director, member of the Audit Committee	Director of Resolution Oil & Gas Corporation and Resolution Mining Corporation.	Independent broker in life and other insurance products and personal and estate financial planning.

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

Dean Bradley has served as a director since November 20, 2000. Mr. Bradley is currently the Chairman of our audit committee and a non-executive independent director based in Florida.  He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations and is currently the CEO and president of McKenzie Capital Corporation and Aviation Supply Inc.

Brett Rees has served as a director and a member of our audit committee since December 8, 2006. Mr. Rees is a Chartered life underwriter, financial consultant and financial planner and a licensed mutual funds manager. He has over twenty years of experience in various insurance products, estate planning, pension planning for individual and corporation and in group benefit assessments.

Management Team

In addition to Mr. Shah, our CEO and CFO, our management team consists of two key consultants, Terence Robinson and John Robinson.  Information about our key consultants is provided below.

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

Mr. Shah’s current consulting agreement has been renewed on April 1, 2010 to another five years to March 31, 2015. From January 1, 2009 to December 31, 2009, Mr. Shah received a cash fee of $10,000 per month plus taxes. However, on February 18, 2010, the board approved revision in his fee to $ 15,000 per month effective September 2009.  Between June 1, 2008 and December 31, 2008, Mr. Shah was allowed to draw $10,000 per month in arrears until the market price of our common shares reached $0.50 provided that such drawings were treated as fee advances to be repaid when the market price of our common shares stays at $0.50 or above for a consecutive period of three months. A total sum of $70,000 was withdrawn by Mr. Shah. The amount was finally expensed as a bonus in March 2010. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

Mr. Terence Robinson’s consulting agreement was signed on April 1, 2003 for a six-year term ending on March 31, 2009.  We renewed the consulting agreement for another five years effective April 1, 2009.  Under the renewed agreement, Terence will receive a fixed monthly fee of $10,000 plus taxes and will be entitled to stock compensation and stock options as may be determined by our board of directors.

On July 1, 2009 we entered into a new consulting agreement with John Robinson for a term ending on March 31, 2014.  We will pay John a fixed monthly fee of $8,500 plus taxes and he will be entitled to stock compensation and stock options as may be determined by our board of directors.

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

2.           Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2010, 2009 and 2008:

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee (3)	Bonus	Other annual compensation	Securities under options/SARs Granted (1) & (4)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation (5)	Total compensation
		($)	($)	($)	$	($)	($)	($)	($)
Kam Shah
CEO/CFO	2011	180,000			38,175			5,083	223,258
CEO/CFO	2010	155,000	70,000		26,639			5,452	257,091
CEO/CFO	2009	129,030			5,574			6,424	141,028
Terence Robinson
Consultant	2011	120,000						5,083	125,083
Consultant	2010	120,000						5,452	125,452
Consultant	2009	122,198			44,431			5,824	172,453
Dean Bradley
Independent director	2011	5,000			9,544				14,544
Independent director	2010	5,000			2,462				7,462
Independent director	2009	5,000			4,656			-	9,656
Brett Rees
Independent director	2011	5,000			9,544				14,544
Independent director	2010	5,000							5,000
Independent director	2009	5,000			4,337				9,337

.

Notes:

1.	“SAR” means stock appreciation rights. The Company never issued any SARs
2.	“LTIP” means long term incentive plan.
3.	Fees were settled in cash and shares issued under Consultants Stock Compensation Plans.
4.
For the fiscal 2010 and 2009, options included additional costs due to changes in the terms of the previously issued options. The additional cost was  estimated using Black-Scholes option price model as more fully explained in note 12 (ii) to the consolidated financial statements for fiscal 2010.

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

None.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Bontan Corporation Inc. In carrying out its mandate the Board holds at least four meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 15 meetings, mostly by way of a conference call, during our financial year ended March 31, 2011.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit Committee, as more particularly discussed below.

Audit Committee

The members of the audit committee consisted of Mr. Dean Bradley and Mr. Brett Rees, both are our independent directors. The audit committee is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

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

(E)  SHARE OWNERSHIP

The Company usually creates two Plans, Consultants Stock Compensation Plan and Stock Option Plan.

As at May 16, 2011, the Company had two active plans.

2009 Consultant Stock Option Plan under which 3 million shares have been registered with Securities and Exchange Commission. 843,333 shares have been issued to date and 2,156,667 shares remained unissued.

2011 Consultant Stock Option Plan under which six million shares have been registered with Securities and Exchange Commission. No shares have been issued to date.

All shares and options under previous plans have been issued and fully vested.

The objective of these stock plans is to provide for and encourage ownership of our common shares by our directors, officers, consultants and employees and those of any subsidiary companies so that such persons may increase their stake in our company and benefit from increases in the value of the common shares. The Plans are designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting our operations to the mutual benefit of both our company and such individuals and also allows us to avail of the services of experienced persons with minimum cash outlay.

The following table sets forth the share ownership of our officers, directors and key consultants and includes details of all options to purchase of the Company held by such persons at March 31, 2011:

	Common Shares Beneficially Owned		Options and Warrants Exercisable for Common Shares
Name	Number	Percentage	Number	Exercise price - in US$	Expiry date(s)
Kam Shah	738,310	1.38%	350,000	$0.15	31-MAR-14
			200,000	$0.35	18-Aug-15
Terence Robinson*	-	-	-

Dean Bradley	-	**	45,000	$0.15	31-MAR-14
			50,000	$0.35	18-Aug-15
Brett Rees	-	**	25,000	$0.15	31-Mar-14
			50,000	$0.35	18-Aug-15
John Robinson ***	2,000,000	15.00%	1,615,000	$0.15	31-MAR-14
			3,599,103.25		31-MAR-14
			150,000	0.35	24-Nov-14
			150,000	0.35	13-Jan-15
			3,000,000	0.10	31-Mar-14
			2,955,000	0.35	30-Apr-15

* Excludes 3,750,024 common shares and options to purchase 2,790,000 shares at USD $0.15 per share held by Stacey Robinson, the wife of Terence Robinson.  Mr. Robinson disclaims beneficial ownership over those shares.

** Less than 1%.
*** Includes 1,000,000 common shares and 7,995,000 underlying warrants held in the name of Current Capital Corp., which is fully owned by Mr. John Robinson.

The terms of all options with exercise price of US$0.15 were revised during the fiscal 2010 and 2009. The revisions comprised increasing the expiry dates by one year and reducing the exercise price, which ranged between US$035 and US$1.00 to US$0.15. This is further explained in notes  to our consolidated financial statements for fiscal 2010 and 2009.  All options were 100% vested at July 23, 2011.

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

As at July 23, 2011, Intermediaries such as CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 59% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 23, 2011, the Company had 78,664,076 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 127 record holders excluding the beneficial shareholders held through the intermediaries, 70 of which, holding an aggregate of 23,304,155 shares (29.62%) of common stock, were in the United States.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of July 23, 2011. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares
Sheldon Inwentash(1)	16,218,000	18.36%
Stacey Robinson(2)	10,290,000	12.13%
John Robinson(3)	13,469,103	14.98%
Castle Rock Resources II, LLC (4)	5,250,000	6.45%
Steve Gose (5)	5,000,000	6.19%
Skana Capital Corp (6)	5,000,000	6.19%
International Three Crown Petroleum LLC(7)	5,000,000	6.00%
(1) Includes (i) 4,000,000 shares issuable upon exercise of warrants held by Mr. Inwentash and (ii) 6,000,000 shares issuable upon exercise of warrants and 4,000,000 common shares held by Pinetree Resource Partnership. As CEO of Pinetree Capital Ltd. (“Pinetree Capital”), Mr. Inwentash may be deemed to have shared power to vote the shares held by Pinetree Resource Partnership. Based on Schedule 13D filed September 29, 2010 with the SEC.

Based on Pinetree Capital Investment Corp.’s (“PCIC”) and Emerald Capital Corp.’s (“Emerald”) collective ownership and control of Pinetree Resource Partnership and Pinetree Capital’s ownership of PCIC and Emerald, PCIC, Emerald and Pinetree Capital may be deemed to have shared power to vote and dispose or direct the vote and disposition of the shares held by Pinetree Resource Partnership.

(2) Includes options to purchase 2,790,000 shares at USD $0.15 per share and 3,750,000 shares underlying warrants that have an exercise price of USD $0.10 per share.

(3) Includes (i) options to purchase 1,615,000 shares and 1,000,000 shares underlying warrants and (ii) 1,000,000 common shares and 7,995,000 shares underlying warrants held by Current Capital Corp., which is 100% owned by John Robinson.

(4)  Includes 3,125,000 shares underlying warrants that have an exercise price of US$0.35.

(5) & (6) Includes 2,500,000 shares underlying warrants that have an exercise price of US$0.35.

(7) Includes 5,000,000 shares underlying warrants that have an exercise price of USD $0.35 per share.

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

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract. And charges US$ 10,000 per month
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

Mr. Howard Cooper and Three Crown Petroleum LLC, (TCP) a Company controlled by Mr. Cooper. Mr. Cooper/TCP is the sole director and manager of our subsidiary, IPC Cayman and is also the minority shareholder, holding 23.21% equity in IPC Cayman.Mr. Cooper received fee of US$ 20,000 per month for acting as manager of IPC Cayman and representing the Company on the Israeli Project. This fee and management by Mr. Cooper is under dispute and we currently have several litigations against IPC Cayman, ITC and others as explained elsewhere in this report. As a result, we loss  effective control on the financial process of IPC Cayman and its financials were deconsolidated effective May 18, 2010 as explained in note 25 to the 2011 financial statements included herein.

Transactions with related parties are incurred in the normal course of business. Related party transactions and balances have been listed below:

(i)
Included in shareholders information expense is $122,059 (2010: $132,213; 2009: $133,785) paid to Current Capital Corp, (“CCC”) for media relations services. CCC is a shareholder corporation and its sole director provides consulting services to the Company.

(ii)
CCC charged approximately $8,081 for rent, telephone and other office expenses (2010: $20,993 and 2009: $37,800). $nil was charged by the entity controlled by the sole director of IPC Cayman (2010: $32,058 and 2009: $ nil)

(iii)
Finders fees of $312,469 (2010: $736,755, 2009: $6,228) was charged by CCC in connection with the private placement. The fee for 2011 included approximately 1.2 million warrants valued at $123,214 (2010: 3,480,000 warrants, valued at $289,687, 2009: $ nil) using the Black-Scholes option price model.

(iv)
Business expenses of $32,278 (2010 - $23,622; 2009 - $19,205) were reimbursed to directors of the corporation and $80,575 (2010 - $82,390, 2009: $68,009) to a key consultant and a former chief executive officer of the Company. Travel and related expenses of $29,886 charged by the sole director of IPC Cayman have been included Oil & gas properties and related expenditure  (2010: $88,357 and 2009: $ nil)

(v)
Shares issued to (returned by) a key consultant and a former chief executive officer of the Company under the Consultant Stock Compensation Plan: $Nil (2010: $ nil, 2009: (275,000) valued at $ (64,395)).

(vi)
Cash fees paid to directors for services of $190,000 (2010:$235,000 and 2009: $ 60,000). Cash fee paid to a key consultant and a former chief executive officer of the Company of $120,000 (2010:$120,000 and 2009: $ 90,000. Fees paid to a consultant who controls CCC $102,000 (2010: $76,543, 2009: $81,911 in shares).  These fees are included in consulting expenses.

(vii)
Accounts payable includes $39,373 (2010: $95,813, 2009: $15,482) due to CCC, $nil (2010: $5,852, 2009: $1,875) due to a director of the Company and $63,294 (2010: $82,741, 2009: $ 67,212) due to a key consultant and a former chief executive officer of the Company and due to a consultant who controls CCC $48,025 (2010: $62,475, 2009: $1,024)

(viii)
Included in short term investments is an investment of $nil (2010: $nil and 2009: $200,000) in a private corporation controlled by a brother of the key consultant. The investment was fully written off as at March 31, 2010.

(x)
Included in short term investments is an investment of $755,452 carrying cost and $610,740 fair value (2010: $1,869,381 carrying cost and $775,020 fair value, 2009 $1,837,956 carrying cost and $361,877 fair value) in a public corporation controlled by a key shareholder of the Company. This investment represents common shares acquired in the open market or through private placements and represents less than 1% of the issued and outstanding common shares of the said corporation.

(xi)	Included in other receivables is a fee advance of $nil (2010: $ nil and 2009: $ 70,000) made to Chief Executive Officer.

(xii)	Included in other receivable is an advance of $nil (2010: $ nil and 2009: $5,814), made to a director

(xiii)	Options issued to directors under Stock option plans were 300,000 options valued at $ 57,262 (20010 & 09: nil).

 (C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption "Item 17. Financial Statements" below.

Legal Proceedings

Actions taken in Israel

On January 4, 2011, Bontan and the Subsidiary (Israel Oil & Gas Corporation) filed a petition for the granting of a temporary injunction against Shaldieli Ltd., Mr. Yaron Yenni, Upswing Capital Ltd., Asia Development (A.D.B.M.) Ltd., Howard H. Cooper, International Three Crown Petroleum LLC, JKP Petroleum Company Limited, Israel Petroleum Company Limited, and IPC Oil & Gas (Israel) Limited Partnership ( the “Defendants”), before the Economic Department of the Tel Aviv-Jaffa District Court. Within the framework of the petition, the Honourable Court was requested to stop and to prevent the completion of the transaction which had been signed by and between IPC Cayman and Shaldieli, which involved a breach of agreements and undertakings between Bontan and IPC Cayman.

On January 12, 2011, Bontan and the Subsidiary filed an action against the Defendants, before the Economic Department of the Tel Aviv-Jaffa District Court, in which declaratory remedies and the issuance of permanent injunctions against the Shaldieli transaction were sought. Within the framework of the above-cited action, Bontan argued that the Shaldieli transaction could not be implemented without its consent and that, in light of the fact that Bontan was opposed to the transaction, it could not be completed. Bontan argued that, should the transaction be completed, it would incur irreversible damage, as its rights to the “Sarah” and “Myra” gas and oil exploration licenses would be significantly diluted. Accordingly, declaratory remedies were sought, within the framework of the above cited action, with regard to Bontan’s rights pursuant to the agreements between the parties, as well as permanent injunctions against the completion of the transaction.

On January 15, 2011, our petition for a temporary injunction was denied by the District Court. On January 20, 2011, our petition for leave to appeal against the decision which had been handed down by the District Court was denied by the Supreme Court in Israel.

On January 23, 2011, a Statement of Counterclaim against Bontan and the Subsidiary was filed by International Three Crown Petroleum LLC and Israel Petroleum Company Limited (the “Plaintiffs in Counterclaim”), for monetary damages in the amount of NIS 18 million (approximately US$ 5 million) and for an order cancelling Bontan’s shares in IPC Cayman, with respect to contractual arguments of breach of the agreements between the parties. The Plaintiffs in Counterclaim argued that Bontan had failed to comply with its monetary undertakings pursuant to the agreements between the parties. It was further argued that, in view of the breach by Bontan (and the Subsidiary) of their undertakings vis-à-vis IPC Cayman, Bontan had lost its rights to the shares in IPC Cayman.

On April 14, 2011, Bontan filed an amended Statement of Claim to the Statement of Claim initially filed on January 12, 2011. The amended Statement of Claim includes a claim in the amount of NIS 25 million (approximately US$7 million) against all of the Defendants, a claim for a declaratory remedy and permanent injunctions, a claim for the production of accounts and other remedies relating to the governance of IPC Cayman and Shaldieli should the Shaldieli transaction go through, remedies against Mr. Cooper’s position in IPC Cayman, and other remedies.

A first pre-trial hearing in this case was held on June 5, 2011. The Court was informed of the following:

a.
Shaldieli lawyer informed that Shaldieli encountered certain problems with the Israeli SEC “due to pressures by Bontan” but that they had now overcome these problems and were ready to prepare the necessary new documents required and call for shareholders meeting.

b.
IPC lawyer informed that there was one capital call which required IPC to put about US$ 220,000. The capital call was in connection with a decision to conduct a third drilling test. Judge asked if more funding was expected and was told that it was not known at the moment.

c.	Bontan’s lawyer told the judge that all this was news to us because we have not been provided with any information and we did not receive any request for any cash call.

The judge set 90 days for discovery and interrogatory proceedings and the next pre-trial is scheduled for October 9, 2011.

On July 5, 2011, we filed another application for the temporary injunction against Shaldieli Ltd., Mr Yaron Yenni, Upswing Capital Ltd., Asia Development (A.D.B.M.) Ltd, International Three Crown Petroleum LLC (ITC) and Howard Cooper

The application seeks an injunction against the planned transaction and in the alternative, an injunction against the payment of US$4 million out of the fundraising which is planned to take place by Shaldieli towards coverage of IPC costs (including US$2 million return of loan to ITC). We have asked the court to order that funds raised by Shaldieli can only be used for the purposes of the drilling in the Licenses, or set in escrow pending other resolution of the court and should not be used to fund private litigation costs.

As detailed in the application that was filed with the court, we believe that the following change of circumstances occurred since the previous decision given by the court:

1.	It is evident now that there is no urgency in having the Shaldieli transaction given that more than 6 months passed since the previous round.

2.
There does not appear to be any immediate need for cash in connection with the Licenses. At the moment the drilling is only planned to begin in 2012, and this in any event is going to be covered by the Ofer brothers funding. This is reinforced by the fact that since the previous attempt to complete the Shaldieli transaction, about six months ago, only US$220,000 were called for by the Consortium.

3.
The terms of the transaction were changed, and now there is consent for "appropriating" US$4 million out of the Shaldieli fund raising towards coverage of IPC debts (including a US$2 million loan of ITC), as opposed to the previous US$2 million which were permissible in the previous round. No explanation is given how in only 6 months additional US$2 million debts were incurred.

4.
The payment of the US$4 million contravenes the Shareholders Agreement, inter-alia since it is not for the purpose of conducting exploratory works, and it benefits ITC without providing the same benefit to Bontan.

The above hearing was held on July 24, 2011. Based on judge’s recommendations, a procedural agreement was reached which basically did not impose temporary injunction but required ITC to provide full accounting of US$ 4 million requested for withdrawal from Shaldieli to us and would be subject to our audit and review by the court before actual distribution.

Actions taken in Cayman Islands

On March 8, 2011, we asked ITC as sole director of IPC Cayman to register transfers of  750 IPC shares held by the  Subsidiary to Bontan and 750 shares to our other wholly owned subsidiary, 1843343 Ontario Inc.

On April 26, 2011, ITC declined to approve the transfers.

On April 28, 2011, we filed a summons against IPC Cayman and ITC for unreasonably withholding the consent and refusing to register two share transfer requests and asking court to pass an order for such transfers. The court in the Cayman Islands set August 18, 2011 as the date of hearing of this summon. The purpose of this action is to enable Bontan to call for a shareholders meeting of IPC Cayman to discuss among other things, the management of IPC Cayman.

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

(B)  SIGNIFICANT CHANGES

Subsequent events have been evaluated through to July 23, 2011, the date of this report.

There were no significant events other than legal actions as discussed under Item 8 above and Israeli project development as described under item 4(B).

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Bulletin Board.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31	High (US$)	Low (US$)
2011 2010	0.40 0.45	0.07 0.06
2009	0.30	0.03
2008	0.47	0.17
2007	0.75	0.22

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$
June 30, 2011	0.16	0.08
March 31, 2011	0.20	0.07
December 31, 2010	0.34	0.16
September 30, 2010	0.29	0.18
June 30, 2010	0.40	0.25
March 31, 2010	0.45	0.24
December 31, 2009	0.38	0.25
September 30, 2009	0.28	0.07
June 30, 2009	0.12	0.06

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

June 2011	0.16	0.09
May 2011	0.09	0.08
April 2011	0.11	0.07
March 2011	0.08	0.07
February 2011	0.11	0.08
January 2011	0.20	0.09

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

(C) MATERIAL CONTRACTS

Partnership Subscription and Contribution Agreement

The Partnership Subscription and Contribution Agreement is described under Item 4(B) “Business overview –Background and Status of Offshore Israel Project.”

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

Under the Contribution Agreement, we have agreed to use our best efforts to raise up to USD $18 million in equity or debt financings and to contribute the net proceeds from these financings to IPC Cayman to cover the costs of seismic and other technical work and other expenses expected to be incurred related to the project, for general working capital purposes and to reimburse International Three Crown Petroleum for certain expenses in connection with the project.  To raise cash to satisfy our USD $850,000 payment obligation to PetroMed, we sold a USD $850,000 promissory note secured by our pledge of 1,125 shares of IPC Cayman together with a 5-year warrant to purchase 1,000,000 common shares at an exercise price of USD $0.35 per share.  The note bears an interest rate of 10% per year has been paid in fiscal 2011.

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

In addition, on November 18, 2009, International Three Crown Petroleum entered into a consulting services agreement with Hagai Amir under which Mr. Amir will provide certain services as requested by International Three Crown Petroleum.  International Three Crown Petroleum has agreed to pay Mr. Amir USD $20,000 per month for a 6-month period beginning in December 2009 and USD $60,000 upon approval of the transfer of the two licenses and permit by the Israeli Petroleum Commissioner.  Also, we agreed to issue to Mr. Amir a 5-year warrant to purchase 500,000 common shares at an exercise price of USD $4.00 per share.  These agreements would be canceled as a result of new agreements as discussed above.

We believe our key financial commitments under the Contribution Agreement have been met. Approximately US$ 10.5 million was raised and used to pay off costs relation to seismic and other technical work under the Allocation of Rights and Settlement Agreement and a further financing of up to US$ 28 million was secured under the Ofer agreement to cover IPC Cayman’s (including Bontan’s) share of the initial exploration and drilling costs of the initial two exploratory wells. However the sole director of IPC Cayman has communicated to us that we have not satisfied out financial commitments under the Contribution Agreement and we are negotiating as well as asking courts in Israel  to resolve the director’s claims.

Stockholders Agreement

The terms of the Stockholders Agreement have significantly been affected by the Allocation of Rights and Settlement Agreement and Agreement Regarding Ownership Interest in Israel Petroleum Company Limited, as discussed above. We are currently in litigation  with ITC  in this matter

Concurrently with the execution of the Contribution Agreement, Bontan Oil & Gas Corporation, ITC, Allied Ventures and Bontan entered into a Stockholders Agreement.  Under the Stockholders Agreement, ITC, as the sole director of IPC Cayman, is responsible for the management of the business and affairs of IPC Cayman.  The director will be liable to IPC Cayman and its stockholders only for willful misconduct or gross negligence in the management of the business and affairs of IPC Cayman.  IPC Cayman will indemnify the director and its affiliates, and any agents, officers and employees of the director and its affiliates, from any loss or liability incurred as a result of any act or omission, or error of judgment, related to the director’s management of IPC Cayman unless the loss or liability results from the director’s willful misconduct or gross negligence.

ITC may not be removed as director by the stockholders of IPC Cayman other than (i) for willful misconduct that materially and adversely affects the project or (ii) in the event that a controlling interest in ITC is transferred to a person who is not a Qualified Buyer (as defined) and the management team of ITC is not substantially the same as the management team of ITC before the transfer.  Removal of ITC as director for any such reason requires the affirmative vote of stockholders owning a majority of the ordinary shares of IPC Cayman, and appointment of a new director to replace ITC as director requires the affirmative vote of stockholders owning at least 80% of the ordinary shares of IPC Cayman.  A Qualified Buyer is defined to mean any person that has experience in the oil and gas industry substantially equivalent to, or greater than, that of ITC.

If ITC transfers a majority of its ordinary shares of IPC Cayman to a Qualified Buyer, then the Qualified Buyer will have the sole authority to appoint and remove the director of IPC Cayman.  However, in this case, stockholders owning a majority of the ordinary shares of IPC Cayman may remove the director only for willful misconduct that materially and adversely affects the project, and appointment of a new director will require the affirmative vote of stockholders owning at least 80% of the ordinary shares of IPC Cayman.

Under the Stockholders Agreement, stockholders owning a majority of the ordinary shares of IPC Cayman have the right to approve the following actions:

•
Expansion of the scope of  IPC Cayman’s business beyond the acquisition, development and potential farm out or sale of the Myra and Sara licenses and the Benjamin permit and the exploitation and commercialization of those licenses and permit;

•
Sale or merger of IPC Cayman or sale or other disposition of all or substantially all of the IPC Cayman’s assets (other than a sale or farm out to an industry partner in connection with a commitment to conduct exploratory or development operations on the licenses and permit);

•	Admit additional owners to IPC Cayman;

•	Liquidate IPC Cayman;

•	Enter into any contract or agreement between IPC Cayman and ITC, Mr. Cooper, Allied Ventures or any affiliate of those persons;

•	Modify any compensation arrangement between IPC Cayman and ITC, Mr. Cooper, Allied Ventures or any affiliate of those persons;

•	Redeem any shares or other equity interest in IPC Cayman; and

•	Amend the organizational and internal operating documents of IPC Cayman.

Under the Stockholders Agreement, IPC Cayman will pay to ITC a monthly management fee of $20,000 for its services as director of IPC Cayman and is obligated to reimburse reasonable out-of pocket expenses that the director incurs on behalf of IPC Cayman.  ITC is also entitled to receive certain commissions and fees related to the financing of the project and any farmout, option, sale, assignment or other transfer of all or a portion of the project.

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

Market risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 20% of total assets of the Company as at March 31, 2011     (13% at March 31, 2010). Further, the Company’s holding in one Canadian marketable security accounted for approximately 40% (2010: 57%) of the total short term investment in marketable securities or 8% (2010: 9%) of total assets at March 31, 2011.

The management tries to mitigate this risk by daily monitoring of all its investments by experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

(c)	Liquidity risk:

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to fulfill planned exploration commitments on its petroleum and natural gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and on-going litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. The Company has so far been able to raise the required financing to meet its obligations on time.

The Company maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

(d)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Approximately 6% of total monetary assets at March 31, 2011 (23% as at March 31, 2010), and approximately 65% of its liabilities as at that date ( 87% as at March 31, 2010) were held in US dollars.  The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

As at March 31,	2011	2010
One US Dollar to CDN Dollar	0.9718	1.0156

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at March 31, 2011 were as follows:  (all figures in CDN$ equivalent)

2011

Cash & short term investments	$148,505
Accounts payable and accrual	(433,636)
Net liabilities	$ (285,131)

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase net liabilities by $14,257 while a 5% appreciation of the Canadian dollar against US dollar will reduce liability by $ 14,257

Other risks:

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

As at March 31, 2011, the management carried out a comprehensive review and up date of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

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

Management evaluated and updated the design and operation of the Company’s internal control over financial reporting as of March 31, 2011, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and has concluded that such internal control over financial reporting is effective.

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

ITEM 16   (A)   AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2011, the audit committee consisted of two independent directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

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

ITEM 16  (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2011	2010
Audit fee	$60,000	$60,000
Other services	9,982	2,000

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

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

ITEM 19 - EXHIBITS

(a)           Financial Statements

Description of Document	Page No.
Cover Sheet	F-1
Index	F-2
Independent Auditor’s Report dated July 29, 2010	F-3
Consolidated Balance Sheets as at March 31, 2011 and 2010	F-4
Consolidated Statements of Operations for the Fiscal Years Ended March 31, 2011, 2010 and 2009	F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2011, 2010 and 2009	F-6
Consolidated Statements of Shareholders’ Equity for the Fiscal Years Ended March 31, 2011, 2010 and 2009
Consolidated Statement of Comprehensive Loss and Accumulated
     Other Comprehensive Loss for the Fiscal Years Ended March 31,
      2011, 2010 and 2009
F-7-8 F-9
Notes to the Financial Statements	F-10-35

(b)           Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.2	By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

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

4(c) 2
Letter of April 1, 2010 extending consulting Agreement of Mr. Kam Shah to March 31, 2015. Incorporated herein by reference to Exhibit 4 (c) 2 to the Company’s registration statement on Form F-1 Amednment No. 2  filed on June 17, 2010.

4(c) 3
Consulting Agreement dated August 4, 2009 with Terence Robinson. Incorporated herein by reference to Exhibit 4 (c) 3 to the Company’s registration statement on Form F-1 Amednment No. 2  filed on June 17, 2010.

4(c) 4
Consulting Agreement dated July 1, 2009 with John Robinson. Incorporated herein by reference to Exhibit 4 (c) 4 to the Company’s registration statement on Form F-1 Amednment No. 2  filed on June 17, 2010.

4(c) (iv) 1	The Robinson Option Plan, 2005 Stock Option Plan and 2005 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on December 5, 2005.

4(c) (iv) 2	2007 Consultant Stock Compensation Plan – Incorporated herein by reference to Form S-8 filed on January 16, 2007.
4(c) (iv) 3	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011

10.1
Contribution and Assignment Agreement dated as of November 14, 2009 by and among   International Three Crown Petroleum LLC, Bontan Oil & Gas Corporation, the Company, Allied Ventures Incorporated and Israel Petroleum Company, Limited.- - incorporated herein by reference to Exhibit EX-10.1 to Amendment # 1 to the Registration Statement,F-1 filed on February 25, 2010.

10.2
     Stockholders Agreement dated as of November 14, 2009 by and among Israel Petroleum Company, Limited, Bontan Oil & Gas Corporation, Allied Ventures Incorporated and the Company (for the purposes identified therein) - - incorporated herein by reference to Exhibit EX-10.2 to Amendment # 1 to the Registration Statement,F-1 filed on February 25, 2010.

10.3
Allocation of Rights and Settlement Agreement dated March 25, 2010. Incorporated herein by reference to Exhibit 10.3 to the Company’s registration statement on Form F-1 Amendment No. 2 filed on June 30, 2010.

10.4
Agreement regarding Ownership Interest in Israel Petroleum Company, Limited dated April 14, 2010. Incorporated herein by reference to Exhibit 10.4 to the Company’s registration statement on Form F-1 Amendment No. 2 filed on June 30, 2010.

10.5
Form of Warrant to Purchase Common Stock by and between International Three Crown Petroleum LLC and the Company - - incorporated herein by reference to Exhibit EX-10.6 to Amendment # 1 to the Registration Statement,F-1 filed on February 25, 2010.

10.6
Form of Warrant to Purchase Common Stock by and between Allied Ventures Incorporated and the Company - - incorporated herein by reference to Exhibit EX-10.7 to Amendment # 1 to the Registration Statement,F-1 filed on February 25, 2010.

10.9Partnership Subscription and Contribution Agreement dated October 13, 2010 - incorporated herein by reference to Exhibit EX-10.9 to Amendment # 4 to the Registration Statement F-1 filed on November 26, 2010.

10.10	Executed Joint Operating Agreement dated October 6, 2010 for the Myra licence (JOA for the Sara licence is an exact replica of the JOA for the Myra licence and has therefore not been enclosed).

11	Code of ethics of the Company incorporated herein by reference to Annual Report in form 20-F filed on May 29, 2007

12.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a )under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 29th day of July, 2011.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah
Title:  Chairman and CEO