Form 20-F
BONTAN CORP INC
filed 2012-07-25
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012

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

Common shares without par value – 78,714,076 as at March 31, 2012

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

Large accelerated filer___Accelerated filer____ Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP_____ International Financial Reporting                                                                                                                     Other -
Standards as issued by the International _X
Accounting Standards Board

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

Unless the context indicates otherwise:

(a)	the terms "Bontan Corporation Inc." the "Company”,"Bontan", “we”, “us”, “our” are used interchangeably in this Annual Report and mean Bontan Corporation Inc. and its subsidiaries.

(b)
 our reference to “Israeli project” in this report refers to our 4.70% indirect working interest in two offshore drilling licenses in Israel – petroleum license 347 (‘Myra”) and 348 (“sara”) covering approximately 198,000 acres, 40 kilometres off the West coast of Israel. This interest is derived from our holding of 76.79% equity in IPC Cayman which holds approximately 90% of the share capital of IPC Oil and Gas Holdings Ltd (“Shaldieli’), an Israeli public company whose equity was acquired by IPC Cayman in a reverse takeover . Shaldieli now holds 50% partnership share in IPC Israel, which is the registered holder of 13.609% interest in the two licenses.

(c)	The term “IPC Cayman” refers to Israel Petroleum Company, LLC , a company incorporated in Grand Caymans in which we hold 76.79% equity.

(d)	The term “IPC Israel” refers to IPC Oil & Gas (Israel) Limited Partnership, a limited partnership registered in Israel in which Shaldieli holds 50% partnership interest.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approximately 69% of its common stock was held by non-United States citizens and residents as of September 30, 2011 being its latest second quarter end. Further, our business is administered principally outside the United States and all our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards (“IFRS”)

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

This Report includes consolidated financial statements of the Company for the years ended March 31, 2012 and 2011. These financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of financial statements, including IFRS 1 (First-time Adoption of IFRS).  Subject to certain transition elections disclosed in Note 20 of the consolidated financial statements for the fiscal year 2012, the Company has consistently applied the same accounting policies in its opening IFRS Balance Sheet at April 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 20 of the consolidated financial statements for the fiscal year 2012 discloses the impact of the transition to IFRS on the Company‘s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company‘s consolidated financial statements for the year ended March 31, 2011. Previously, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“previous GAAP”).

The following is a selected financial data for the Company for each of the last five fiscal years 2008 through 2012 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2012	2011	2010	2009	2008
	(IFRS)	(IFRS)	(IFRS)	(Previous GAAP)	(Previous GAAP)

Revenue	-	-	-	7,901	73,300
Loss before non-controlling interests	$(2,470,378)	$(3,779,638)	$(4,284,058)	$(689,415)	$(571,799)
Non-controlling interests	$-	$51,311	$356,814	$-	$-
Net Loss attributable to shareholder	$(2,470,378)	$(3,728,327)	$(3,927,244)	$(689,415)	$(571,799)
Net loss per share (1)	($0.03)	($0.05)	($0.09)	($0.02)	($0.02)
Working capital	$4,834,111	$1,706,527	$371,130	$1,431,495	$5,173,892
Total assets	$7,496,455	$9,351,800	$10,419,787	$1,592,947	$5,239,122
Capital stock	$36,081,260	$36,078,140	$35,298,257	$32,854,075	$32,901,488
Warrants	$7,446,261	$8,677,551	$7,343,886	$2,192,927	$2,153,857
Stock option reserve	$4,755,077	$4,755,077	$4,573,748	$4,154,266	$4,077,427
Fair value reserve	19,500	168,347	($2,696,213)	($4,425,018)	($1,306,768)
Shareholders' equity	$4,840,828	$8,688,223	$6,900,299	$1,440,929	$5,180,098
Weighted average number of shares outstanding (2)	78,680,743	78,469,909	42,963,027	30,170,743	28,840,653

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total number of shares outstanding at the end of each of the months by twelve.

Selected Financial Data (U.S. GAAP) – Fiscal year ended March 31

	2009	2008

Loss for year	($689,415)	($571,799)
Comprehensive Loss	($3,807,665)	($2,838,269)
Loss per share -Basic and diluted	($0.02)	($0.02)
Total assets	$1,592,947	$5,239,122
Shareholders' equity	$1,440,929	$5,180,098

The Company has not declared or paid any dividends in any of its last five financial years.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On July 24, 2012, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately CDN $1.0208 = US$1.

The following table sets out the high and low exchange rates in US dollar for one Canadian dollar for each of the last six months

2012	June	May	April	March	February	January

High for period	$0.98	$1.02	$1.02	$1.02	$1.02	$1.00
Low for period	$0.96	$0.96	$1.00	$1.00	$0.97	$0.97

The following table sets out the average exchange rates in US dollar for one Canadian dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31,
	2012	2011	2010	2009	2008
Average for the year	1.01	0.98	0.92	0.89	0.97

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

We have not generated any income since fiscal 2010 and have losses for the fiscal year 2012 in the amount of approximately $ 2.5 million and accumulated deficit of approximately $43.5 million.  We do not have any proven reserves or current production of oil or gas. We have sold our interest in the Israeli Project. Our success is substantially dependent upon on the successful exploration, drilling and development of new projects.  We cannot assure you that we will be profitable in the future.

Our consolidated financial statements for the year ended March 31, 2012 have been prepared assuming that we will continue as a going concern, however, there can be no assurance that we will be able to do so. Our ability to continue as a going concern is dependent upon our ability to access sufficient capital to complete exploration and development activities, identify commercial oil and gas reserves and ultimately achieve profitable operations These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.

We cannot control activities on properties or drilling locations that we do not operate and are unable to control their proper operation and profitability.

We do not operate any of the properties in which we own an Overriding royalty interest in the properties. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operations of these properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could adversely affect us from realizing our target returns for those properties. The success and timing of exploration and development activities on properties operated by others therefore will depend upon a number of factors outside of our control, including:

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
A significant or extended decline in oil and natural gas prices may have a material adverse effect on the potential revenue expected from the settlement agreement signed in June 2012 in connection with the sale of our indirect interest in the Israeli Project.

We will be subject to various governmental regulations which may substantially reduce the  benefit from the settlement agreement

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

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders.  As of March 31, 2012, we had outstanding warrants to purchase an aggregate of approximately 68 million common shares and outstanding options to purchase an aggregate of approximately 5.3 million common shares.  To the extent the warrants and options are exercised, additional common shares will be issued and that issuance will increase the number of shares eligible for resale in the public market.  The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the public market price of our common shares.

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

Since 2006, our company has been actively pursuing oil and gas exploration and development projects We found many projects to be too expensive while others did not meet our technical due diligence.  In the fiscal 2010, we acquired indirect working interest, which, as at March 31, 2012, was 4.70% in two drilling licenses in the Levantine Basin, approximately 40 kilometers off the west coast of Israel. The two drilling licenses, Petroleum License 347 (“Mira”) and Petroleum License 348 (“Sarah”), cover approximately 198,000 acres of submerged land.

We sold our above interest in a settlement agreement with our minority partner, as revised  on June 29, 2012 and now holds only an Overriding royalty interest of 0.25% in the two Israeli licenses. Details of the settlement are provided below under section B.

Our company’s registered office is situated at 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3. We are a reporting issuer in the province of Ontario.

(B)  BUSINESS OVERVIEW

We invest in the exploration and development of oil and gas wells. We focus on partnering with established developers and operators.  We have never had any oil and gas operations and do not currently own any oil and gas properties with proven reserves. We have recently sold our interest in the offshore Israel project and are now seeking to acquire additional property interests in any other region or to pursue other business opportunities.

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

However, between January 2010 and February 2010, legal disputes took place with PetroMed Corporation, and in light of the dispute as to ownership of the Myra and Sara drilling licenses and the Benjamin exploration permit, the Petroleum Commissioner had declined to transfer the licenses and permit to IPC Cayman and had indicated to IPC Cayman that he would be terminating the permit and possibly the licenses.

Separately, because Western Geco International had not been paid its $12.5 million in full, it refused to turn over the seismic data and its interpretation to IPC Cayman.  Failure to deliver the seismic data and its interpretation to the Petroleum Commissioner would be a default under the permit and licenses that could lead to their termination by the Petroleum Commissioner.

To settle the disputes and to ensure that the future of the offshore Israel project was not jeopardized, we and IPC Cayman accepted an offer from two Israeli investors with significant financial and local influence to join the project as major partners.

On March 25, 2010, ITC, IPC Cayman, PetroMed Corporation, Emanuelle Energy Ltd., IDB-DT Energy (2010) Ltd. and others entered into an Allocation of Rights and Settlement Agreement.  This agreement provided for, among other things, the dismissal of certain lawsuits and mutual release of claims among the parties; and a new allocation of working interests in the offshore Israel project as follows: 14.325% to IPC Cayman; 27.15% to IDB-DT Energy (2010) Ltd.; and 54.025% to Emanuelle Energy Ltd.;

On May 19, 2010, Geoglobal Resources (India) Inc. was appointed operator for the Myra and Sara licenses.

On May 20, 2010, the joint venture partners submitted an application to the Israeli Petroleum Commissioner to approve the transfer and registration of the rights in the Myra and Sara licenses. The approval was granted on June 16, 2010.

On October 13, 2010, IPC Cayman and IPC Partnership signed a Partnership Subscription and Contribution Agreement with Ofer. Under the agreement, Ofer agreed to contribute up to US$ 28 million towards IPC Partnership’s share of the cost of drilling of the initial two exploratory wells under the Sara and Myra licenses and related exploration costs in exchange for a 50% limited partnership interest in IPC Partnership.

On October 25, 2010, IPC Cayman entered into an agreement with Shaldieli Ltd., an Israeli shell public company (“Shaldieli”), for IPC Cayman to acquire 90% of Shaldeili’s common equity in exchange for IPC Cayman’s 50% interest in IPC Partnership. This was objected by us and resulted in various legal actions in Israel and Cayman Island.

On November 8, 2011, IPC Cayman merged its interest in IPC Israel, in a reverse take-over transaction, into Shaldieli  in exchange for approximately 144.8 million shares of Shaldieli, representing approximately 90% of the share capital of Shaldieli.

The Company’s beneficial share, through its ownership of 76.79% equity of IPC Cayman, in the allotted Shaldieli shares worked out to approximately 111.2 million shares of Shaldieli Inc. or approximately 69% of Shaldieli share capital. Shaldieli now holds 50% of the equity in IPC Israel which, in turn, holds a 13.6090% working interest in the two licences – Sarah and Myra – under the offshore Israeli Project.

Thus, the Company’s indirect working interest in the Israeli project worked out to 4.70%.  This is subject to change as Shaldieli dilutes its share capital by issuing new shares to raise additional funds.

On December 16, 2011, the Company signed a settlement agreement (“Settlement agreement”) with IPC Cayman, International Three Crown Petroleum LLC (“ITCP”), Three Crown Petroleum LLC (“TCP”) and Mr. Howard Cooper (“IPC Parties”). The Company agreed to transfer all its equity in IPC Cayman on closing for a total price of US$15 million and a 0.25% Overriding Royalty Interest (“ORI”) in the Israeli Project  In addition, all 5 million warrants issued to ITC and 390,000 options issued to IPC Cayman consultants had been surrendered and cancelled without any compensation. The price of US$15 million was to consist of cash of US$10 million with the balance covered by two promissory notes carrying interest at 5% per annum and secured by additional ORI of 0.25% and a guarantee from IPC Cayman. One promissory note for US$2 million was payable on or before November 9, 2012 and another for US$3 million was payable on or before November 9, 2013. In the event of requests by the IPC Parties for an extension, or the occurrence of certain financing activities, the Company might receive up to a further US$500,000 in non-refundable deposits. The Company might also receive up to an additional US$ 3 million based on the price of Shaldieli shares after two years.

The Company received a non-refundable deposit of US$250,000. IPC Parties exercised its extension right on March 12, 2012 by paying to the Company’s tax escrow agent a further non-refundable deposit of US$125,000 and extended the closing date to April 25, 2012. This date was extended to May 14, 2012 for which the IPC Parties paid to the Company an extension fee of US$ 100,000. The original settlement agreement was finally revised and closed on June 29, 2012.

As per the terms of the revised settlement agreement the Company received US$ 5 million and surrendered all its shares in IPC Cayman for cancellation. The Company and IPC Parties exchanged mutual releases and dismissed all lawsuits against each other and against IPC Oil and Gas Holdings Ltd. (Formerly, Shaldieli Ltd.) and certain of its promoters.

As additional consideration, on or before December 31, 2012, based on a revaluation of the surrendered shares to be performed by the IPC Parties, Bontan will either receive (i) at the option of the IPC Parties, either a payment of US$9.625 million or a payment of US$6.625 million plus delivery of a US$3.0 million promissory note due on November 8, 2013, carrying 5% p.a. interest and secured by an IPC guarantee, a 0.15% Overriding Royalty Interest (ORI) and a pledge of 23% of the IPC Shares, or (ii) the right to exercise an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman on a fully diluted basis for an exercise price of US$4,927.(IPC Cayman currently holds 144,821,469 shares of Shaldieli).

The revised Settlement Agreement includes an obligation to pay Bontan an additional amount based on the increase in value of a specified number of Shaldieli shares, with the obligation guaranteed by IPC and also secured by the 0.15% ORI. This amount is only payable if the value of the specified number of Shaldieli shares is worth more than US$3M. Moreover, the payment may not exceed an additional $US3.0 million.  In order for any amounts to be paid under this provision, there would have to be a significant increase in the market price over the current price.

As of the date of this report, we hold no interest in the two Israeli licenses. However, we own an overriding royalty interest of 0.25% in these licenses.

The following table shows the overriding royalty interests held by various parties in the Myra and Sara licenses:

Name of Holder	Percentage Interest
Royalty Trust for the benefit of the shareholders of PetroMed Corporation as of March 25, 2010	3.0%
East Mediterranean Exploration Company Ltd.	4.5%
Three Crown Petroleum LLC – an affiliate of ITC	0.25%
Bontan Corporation Inc	0.25%
Ofer Energy Enterprises LP	0.5%
Israel Land Development Company Ltd.	1.33%
IDB-DT (2010) Energy Ltd	0.138%
Modiin Energy Limited Partnership	0.532%
TOTAL OVERRIDING ROYALTY INTERESTS	10.5%

 (C) ORGANIZATIONAL STRUCTURE

We have two wholly owned subsidiaries, Israel Oil and Gas Corporation and 1843343 Ontario Inc. Israel Oil and Gas Corporation held our 76.79% equity interest in IPC Cayman.  This subsidiary was merged with Bontan Corporation Inc. on May 15, 2012.

Our second subsidiary, 1843343 Ontario Inc. was incorporated in Ontario, Canada on January 31, 2011 and has no activity since its inception.

(D) PROPERTY PLANTS AND EQUIPMENT

We currently lease office space at 47 Avenue Road, Suite 200, and Toronto, Ontario, Canada for approximately $2,500 per month. The leased area is approximately 950 square feet. Our current lease agreement will expire on July 31, 2012 and is usually extended on an annual basis.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations
Year ended March 31	2012	2011
	in 000' CDN $	in 000' CDN $
Income	-	-
Expenses	(2,470)	(3,780)
	(2,470)	(3,780)
Non-controlling interests	-	51
Net loss attributable to shareholders	(2,470)	(3,728)
Deficit at end of year	(43,461)	(40,991)

Overview

During most part of fiscal 2012, we were mainly engaged in negotiations with IPC Cayman management   to work out an acceptable out of court settlement and to end all legal disputes. A settlement agreement was reached in December 2011 and we were able to get US$475,000 and an overriding royalty interest of 0.25% on the two licenses. However, the settlement agreement was extended and revised and finally closed on June 29, 2012. Further details of these agreements are explained elsewhere in this report.

Key activities during the fiscal 2011 were:

a.	We completed our private placement which began in December 2009 in April 2010 and raised an additional approximately $2.3 million.

b.	The following key development occurred on the Israeli project –
•	Signing of a joint operating agreement with an operator on October 6, 2010.

•	Securing a drill rigs for potential drilling of an exploratory well in early 2012.

•	Securing extension on the Sara and Myra licenses to July 13, 2012 from Petroleum Commissioner in Israel in May 2011.

•	Completing 3D analysis in July 2011.

c.
Our subsidiary IPC Cayman set up IPC Israel in May 2010 and as a result, it became limited partner and we lost control over the financial reporting process of IPC Cayman and decided to deconsolidate the results of IPC Cayman effective May 18, 2010.

d.
We initiated extensive legal actions against the manager of IPC Cayman and against Shadieli Ltd., an Israeli shell in which the manager of IPC Cayman agreed to roll all the interest in IPC Israel for 90% equity without our knowledge or consent.

Income                      -           There was no revenue during the years ended March 31, 2012 and 2011

Expenses

The overall analysis of the expenses is as follows:

Fiscal year ended March 31	2012	2011

Operating expenses	$ 249,690	$ 379,636
Consulting fee & payroll	478,765	818,637
Exchange loss	8,653	20,688
Write off of short term investment Loss on disposal of short term investments	776,774 84,176	386,672 948,189
Professional fees Bank charges, interest and fees	870,571 1,749	1,221,720 4,096
	$ 2,470,378	$ 3,779,638

Operating Expenses

Fiscal year ended March 31,	2012	2011

Travel, meals and entertainment	$ 32,114	$ 131,976
Shareholder information	131,575	148,610
Other	86,001	99,050
	$ 249,690	$ 379,636

Travel, meals and entertainment

These expenses for fiscal 2012 were substantially incurred by our CEO, Kam Shah and the key consultant, Mr. Terence Robinson and other consultants and lawyers in visiting Israel in connection with the Israel Project.  As explained earlier, most part of fiscal 2012 was spent in litigation and negotiations for an out of court settlement which involved minimum travels. These expenses were therefore significantly less in fiscal 2012 compared to fiscal 2011.

Increased travel costs during fiscal 2011 was caused by several visits to Israel and Grand Cayman in connection with our litigations in those places and also visiting Vancouver, USA and UK in earlier part of the fiscal year in connection with the Israeli Project and fund raising efforts.

Shareholder information

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major cost (approximately 89%) consists of media relation and investor relation services provided by Current Capital Corp. under contracts dated July 1, 2004, which are being renewed automatically unless canceled in writing by a 30-day notice for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

Management believes that such services are essential to ensure our existing shareholder base and prospective investors/brokers and other interested parties are constantly kept in contact and their comments and concerns are brought to the attention of the management on a timely basis.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

There was no major change on a year over year basis.
Consulting fees and payroll	2011	2011

Fees settled in common shares	7,171	91,714
Fee settled by issuance of options	-	181,329
Fee settled in cash	425,436	505,856
Payroll	46,158	39,738
	$ 478,765	$ 818,637

The Company did not issue any shares or options to any consultants during the fiscal year 2012.Cash fee consisted of consulting fee charged by the CEO, audit committee members and two other consultants and were consistent with prior fiscal year. Payroll included value of $3,120 representing 50,000 shares granted under a compensation plan to an employee.

Major reduction in consulting fee during the fiscal year 2012 was mainly due to non-consolidation of IPC Cayman. The previous year’s fees included fees of approximately $266,000 to the IPC Cayman consultants.

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

Write off of short term investments

The Company’s investment portfolio had five marketable securities at the beginning of the fiscal year 2012, one of which was fully written off. Another security was adjusted down by $ 111,000  to its fair value and later sold. The remaining three securities were still being held at the fiscal year end. However, their fair value declined significantly and the decline was considered other than temporary and therefore management decided to write off approximately $ 665,000 against carrying costs of these securities.

As at March 31, 2011, the Company’s short term investment portfolio included four securities whose market price showed continued decline which was considered other than temporary. The carrying costs of these securities were therefore written down by $386,672 in line with their market value as at March 31, 2011.

Loss (Gains) on disposal of short term investments

During the fiscal 2012, four marketable securities with adjusted costs of approximately $747,000 were disposed of for $663,000, resulting in a net realized loss of approximately $ 84,000. The disposals were made to generate more cash flow to meet litigation and operational costs.

During the fiscal year 2011, nine securities with carrying cost of $1.9 million were disposed of for approximately $1 million. Three securities alone had a combined loss of approximately $ 796,000. The significant disposal was mainly caused by the need for additional cash to meet litigation costs.

Professional fees

Professional fees consisted of:

	2012	2011
	(in $000’)
Audit & Related fees	$ 66	$ 70
Legal	915	1,152
Insurance claim received against legal costs	(110)	-
	$ 871	$ 1,222

As explained elsewhere in this report, the Company was forced to initiate legal actions against the manager of its subsidiary, IPC Cayman to protect its interest in Israeli project. The litigation initiatives required the Company to hire expensive lawyers in Israel, USA and Cayman Islands. Litigation proceedings began in December 2010 until May 2011 and after that out of court settlement negotiations began which also required heavy involvement of the same lawyers. Thus, for both the fiscal years 2012 and 2011, legal costs were the major costs for the Company.

During the fiscal 2012, we were able to successfully claim some of the legal costs incurred in the past from our insurance company under the directors and officers insurance, which approved a net of $110,000 against our claim.

Bank charges, interest and fees

Charges were substantially lower in 2012 compared to 2011 due to limited number of transactions. Besides, 2011 included interest costs of approximately 1,500 related to loans settled in that fiscal year.

(B)           Liquidity and Capital Resources

Working Capital

As at March 31, 2011, the Company had a net working capital of approximately $4.9 million compared to a working capital of $1.7 million as at March 31, 2011.

Substantial improvement in the working capital in fiscal 2012 was mainly due to transfer of exploration and evaluation costs of $ 5.3 million from long term assets in fiscal 2011 to current assets in fiscal 2012.
As explained elsewhere in this report, we concluded a settlement in June 2012 with IPC Cayman management with whom we were in legal disputes for over a year. This settlement resulted in sale of our interest. Without this adjustment, our working capital for fiscal 2012 would have been in deficit.

Our financials for the fiscal 2012 include a going concern note which reflects the above situation.

Operating cash flow

During the fiscal year 2012, operating activities required a net cash outflow of approximately $1.3 million mainly due to increased legal costs and cash fees. This was met from available cash, cash received form settlement and sale of short term investments.

During the fiscal year 2011, operating activities required a net cash outflow of approximately $ 2.6 million which was met from the available cash and cash generated from investments and equity financing.

The company expects its operating cash requirements to reduce significantly due to elimination of litigation costs as a result of the settlement.

Investing cash flows

Key investing activities comprised disposal of significant short term investments and Investment in the Israeli project.

Exploration and evaluation costs recoverable

The Company incurred these costs primarily in connection with its indirect interest in two Israeli offshore drilling licenses. The Company’s interest was held by way of 76.79% equity in IPC Cayman. In June 2012, the Company sold this interest under a settlement agreement closed after expensive and bitter litigations against the management of IPC Cayman for over a year.

Details of the background and current status of this interest are given under item 4(B) of this report.

We received net of $383,887; subsequently $100,000 was received in May 2012. In June 2012, an amount of $5 million was received plus an overriding royalty interest of 0.25% on the two licenses as a result of the settlement agreement, during the fiscal year 2012.

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

4.
On October 25, 2010, IPC Cayman announced that it signed an agreement to acquire a publicly listed Israeli company, Shaldieli Ltd in a reverse takeover by placing its ownership interests in the Israel project in to Shaldieli , Ltd  in exchange for 90% ownership of Shaldieli, Ltd. The Company as a majority shareholder of IPC Cayman has not agreed to this deal.

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

Short term investments

The Company continued to dispose of its investments during the fiscal 2012 to meet increasing legal costs due to litigations and settlement negotiations. Four of the marketable securities were sold for net proceeds of approximately 0.7 million.

During the fiscal year 2011, there were no new significant investments. There were significant disposals to meet increasing litigation costs as explained elsewhere in this report. Nine securities of public companies having carrying value of approximately $1.8 million were sold for $900,000.

The Company had short term investments at a carrying cost of approximately $ 0.2 million as at March 31, 2012 (2011: $2.1million) – all of which (2011: 100%) was held in Canadian currency.  Investments were in 4 public companies ( 2011: 5 public companies) These investments were stated at their fair value of approximately $ 0.2 million (2011: $1.9 million)  as at March 31, 2012 and the difference representing unrealised gain of approximately $20,000 (2011: gain of approximately $168,000) was transferred to fair value reserve and included under shareholders equity.

The amounts at which the Company’s publicly-traded investments could be disposed of currently may differ from fair values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity.

The following is a major composition of short term investments:

March 31,	2012			2011
	in 000'
	# of shares	cost	fair value	# of shares	cost	fair value
Marketable Securities
Brownstone Ventures Inc.	-	-	-	522	755	611
Bowood Energy	965	135	135	1,561	586	755
Mena Hydrocarbons	600	57	78	750	685	495
2 (2011: 5 ) other public companies - mainly resource sector		16	15		93	39
		$208	$228		$2,119	$1,900

Financing cash flows

There were no financing activities during the fiscal year 2012.

Financing cash flow in fiscal 2011 arose from equity financing which was used to settle short term loans and financing the subsidiary.

Equity financing in fiscal 2011

During the fiscal year 2011, the Company raised a net of $ 2.1 million in private placement which began in November 2009 and ended on April 30, 2010.This private placement required issuance of 12.7 million additional common shares of the company and 13.9 million warrants and a finder’s fee of 10% in cash and warrants.

Further 600,000 warrants were exercised during the fiscal 2011 by two shareholders for a total cash price of $60,503.

The funds raised were spent in settling all short term loans of approximately $ 1.1 million, in advances made to subsidiary, IPC Cayman of approximately $1 million.

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

Note 11 to the fiscal2011 financials provide further details of these private placements.

Debt funding in fiscal 2011

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

 (C)           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

The Company has not spent any funds on research and development during the fiscal years 2012 and 2011.

(D)           TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(E)           OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2012, and 2011, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)           CONTRACTUAL OBLIGATIONS

None.

(G)           SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth all current directors and executive officers of the Company, with each position and office held by them in the Company, and the period of service as such:

Name and Position With the Company	Other principal directorships	Principal business activities outside the Company
Kam Shah ( age 61) Director and Chairman Chief Executive Officer and Chief Financial Officer	Sole Director – Webtradex International Corp., a Nevada registered public company trading on OTCBB-NASDAQ	Acts as a CEO/CFO of Webtradex International Corp., currently inactive,
Dean Bradley (age 79) – Independent Director, Chair of the Audit Committee	none	Sole director of McKenzie Capital Corporation.
Brett D. Rees (age 60) – Independent Director, member of the Audit Committee	Director of five Canadian private corporations.	Independent broker in life and other insurance products and personal and estate financial planning.

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

Dean Bradley has served as a director since November 20, 2000. Mr. Bradley is currently the Chairman of our audit committee and a non-executive independent director based in Florida.  He assists the Company from time to time in introducing new businesses and liaising with businesses in the USA in which the Company has equity interest. Mr. Bradley had been CEO of many corporations including real estate, mining, manufacturing, and import/export and financial services corporations and is currently the sole director of McKenzie Capital Corporation.

Brett Rees has served as a director and a member of our audit committee since December 8, 2006. Mr. Rees is a Chartered life underwriter, financial consultant and financial planner and has been mutually licensed for over 20 years. He has experience in various insurance products, estate planning, pension planning for individual and corporation and in group benefit assessments.

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

2.           Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2012, 2011 and 2010:

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee (3)	Bonus	Other annual compensation	Securities under options/SARs Granted (1) & (4)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation (5)	Total compensation
		($)	($)	($)	($)	($)	($)	($)	($)
Kam Shah
CEO/CFO	2012	180,000			-			6,748	186,748
CEO/CFO	2011	180,000			38,175			5,083	223,258
CEO/CFO	2010	155,000	70,000		26,639			5,452	257,091
Terence Robinson
Consultant	2012	120,000						6,748	126,748
Consultant	2011	120,000						5,083	125,083
Consultant	2010	120,000						5,452	125,452
Dean Bradley
Independent director	2012	5,000			-				5,000
Independent director	2011	5,000			9,544				14,544
Independent director	2010	5,000			2,462				7,462
Brett Rees
Independent director	2012	5,000			-				5,000
Independent director	2011	5,000			9,544				14,544
Independent director	2010	5,000							5,000

Notes:
1.	“SAR” means stock appreciation rights. The Company never issued any SARs
2.	“LTIP” means long term incentive plan.
3.	Fees were settled in cash and shares issued under Consultants Stock Compensation Plans.
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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Bontan Corporation Inc. In carrying out its mandate the Board holds at least four meetings annually. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 12 meetings, mostly by way of a conference call, during our financial year ended March 31, 2012.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit Committee, as more particularly discussed below.

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

(E)  SHARE OWNERSHIP

The Company usually creates two Plans, Consultants Stock Compensation Plan and Stock Option Plan.

As at July 23, 2012, the Company had two active Consultants Stock Option Plans and four active Stock Option Plans.  Details of these Plans and movements therein during the fiscal 2012 are given in Notes 9(c) and 10(a) to the consolidated financial statements for the fiscal 2012.  As of the date of this report, there were 8,106,667 unallocated shares registered under the Consultants Stock Compensation Plans and 5,385,000 outstanding options under the Stock Option Plans.

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

The following table sets forth the share ownership of our officers, directors and key consultants and includes details of all options to purchase of the Company held by such persons at March 31, 2012:

	Common Shares Beneficially Owned		Options and Warrants Exercisable for Common Shares
Name	Number	Percentage	Number	Exercise price - in US$	Expiry date(s)
Kam Shah	1,024,500	1.30%	900,000	$0.15	31-MAR-14
			200,000	$0.35	18-Aug-15
Terence Robinson*	-	-	-

Dean Bradley	-	**	45,000	$0.15	31-MAR-14
			50,000	$0.35	18-Aug-15
Brett Rees	-	**	25,000	$0.15	31-Mar-14
			50,000	$0.35	18-Aug-15
John Robinson ***	2,000,000	15.00%	1,615,000	$0.15	31-MAR-14
			3,599,103.25		31-MAR-14
			150,000	0.35	24-Nov-14
			150,000	0.35	13-Jan-15
			3,000,000	0.10	31-Mar-14
			2,955,000	0.35	30-Apr-15

*   Excludes 3,750,024 common shares and options to purchase 2,790,000 shares at USD $0.15 per share held by Stacey Robinson, the wife of Terence Robinson.  Mr. Robinson disclaims beneficial ownership over those shares.

** Less than 1%.
*** Includes 1,000,000 common shares and 7,995,000 underlying warrants held in the name of Current Capital Corp., which is fully owned by Mr. John Robinson.

The terms of all options with exercise price of US$0.15 were revised during the fiscal 2010 and2009. The revisions comprised increasing the expiry dates by one year and reducing the exercise price, which ranged between US$035 and US$1.00 to US$0.15. This is further explained in notes  to our consolidated financial statements for fiscal 2010 and 2009.  All options are fully vested.

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

As at July 19, 2012, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 67% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 19, 2012, the Company had 78,714,076 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 110 record holders excluding the beneficial shareholders held through the intermediaries.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of July 19, 2012. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant.  These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares
Sheldon Inwentash(1)	16,218,000	18.28%
Stacey Robinson(2)	10,290,000	12.07%
John Robinson(3)	13,469,103	14.91%
Steve Gose(4)	5,000,000	6.16%
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

(4) Includes 2,500,000 shares underlying warrants that have an exercise price of US$0.35.

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

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties.

Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)
Included in shareholders’ information expense is $118,509 (2011 – $122,059) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	CCC charged $ nil for rent (2011: $8,081).
(iii)
A finder’s fee of $ nil (2011: $312,469) was charged by CCC in connection with the private placement. The fee included a cash fee of $ nil (2011: 1,270,000 warrants valued at $123,214 using the black-Scholes option price model).

(iv)
Business expenses of $38,056 (2011: $32,278) were reimbursed to directors of the corporation and $21,456 (2011 - $80,575) to a key consultant and a former chief executive officer of the Company. Travel and related expenses of $ nil (2011: $29,886) were charged by the sole director of IPC Cayman and included in oil & gas properties and related expenditure.

(v)
Consulting fees include cash fee paid to directors for services of $190,000 (2011: $ 190,000), $120,000 (2011: $ 120,000) paid to a key consultant and a former chief executive officer of the Company, $102,000 paid to a consultant who controls CCC (2011:  $102,000) These fees are included in consulting expenses.

(vi)
Accounts payable includes $95,052 (2011: $39,373) due to CCC, $87,660 (2011: $3,350) due to directors, $178,094 (2011: $63,294) due to a key consultant and a former chief executive officer of the Company, and due to a consultant who controls CCC $145,605 (2011; $ 48,025).

 (vii)  Included in short term investments is an investment of $nil carrying cost and $nil fair value (2011: $755,452 carrying cost and $610,740 fair value) in a public corporation controlled by a key shareholder of the Company. This investment in 2010 represented common shares acquired in the open market or through private placements and represents less than 1% of the said Corporation.

 (C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Information regarding our financial statements is contained under the caption "Item 17. Financial Statements" below.

Legal Proceedings

As explained elsewhere in this report, the Company entered into a Settlement agreement on December 16, 2011 with IPC Cayman, ITC and Mr. Cooper (“IPC Parties”) to transfer all its equity interest in IPC Cayman to IPC Parties for various considerations, most of which will occur on the closing  date. Meanwhile, both the parties agreed to put all current legal actions on hold and not to initiate new ones. A revised settlement was concluded on June 29, 2012 and as a result, all lawsuits and counter claims have now been dismissed.

The Company has no pending legal claims as of today.

 Dividend Policy

Since its incorporation, the Company has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its Common Shares. Earnings will be retained to finance further growth and development of the business of the Company. However, if the Board of Directors declares dividends; all Common Shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

(B)  SIGNIFICANT CHANGES

Subsequent events have been evaluated through July 23, 2012, the date of this report.

There were no significant events other than settlement agreement signed on June 29, 2012 to dispose of our indirect interest in the Israeli Project as described under item 4 (B).

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Bulletin Board.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31 2012	High (US$) 0.18	Low (US$) 0.02
2011 2010	0.40 0.45	0.07 0.06
2009	0.30	0.03
2008	0.47	0.17

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$
June 30, 2012	0.04	0.02
March 31, 2012	0.05	0.03
December 31, 2011	0.08	0.02
September 30, 2011	0.11	0.06
June 30, 2011	0.16	0.08
March 31, 2011	0.20	0.07
December 31, 2010	0.34	0.17
September 30, 2010	0.29	0.18
June 30, 2010	0.40	0.25

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

June 2012	0.04	0.02
May 2012	0.03	0.02
April 2012	0.03	0.03
March 2012	0.04	0.03
February 2012	0.05	0.03
January 2012	0.05	0.03

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

(C) MATERIAL CONTRACTS

The Company currently has only one material contract. On June 29, 2012, the Company signed a settlement agreement to dispose of its indirect interest in the Israeli Project as more fully described under Item 4(B) of this report.

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

U.S. Federal Income Tax Consequences

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our common shares. This discussion applies only to U.S. Holders that hold our common shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:
• banks;
• certain financial institutions;
• insurance companies;
• regulated investment companies;
• real estate investment trusts;
• broker dealers;
• traders that elect to mark to market;
• U.S. expatriates;

• tax-exempt entities;
• persons liable for alternative minimum tax;
• persons holding a common share as part of a straddle, hedging, conversion or integrated transaction;
• persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
• persons who acquired common shares pursuant to the exercise of any employee share option or otherwise as compensation; or
• partnerships or other pass-through entities, or persons holding common shares through such entities.

In addition, the discussion below does not describe any tax consequences arising out of the recently enacted Medicare tax on certain "net investment income."

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to "U.S. Holders" will apply to you if you are the beneficial owner of common shares and you are, for U.S. federal income tax purposes,

• an individual who is a citizen or resident of the United States;
• a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;
• an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
• a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

Taxation of Dividends and Other Distributions on the Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the common shares generally will be includible in your gross income as dividend income on the date of receipt by you, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your common shares, and then, to the extent such excess amount exceeds your tax basis in your common shares, capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to "qualified dividend income," provided (1) either (a) the common shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period and other requirements are met. Under U.S. Internal Revenue Service authority, common shares will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Global Market, as are our common shares. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our common shares, as well as the effects of any change in applicable law after the date of this annual report.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the common shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

If Canadian or PRC withholding taxes apply to any dividends paid to you with respect to our common shares, the amount of the dividend would include withheld Canadian and PRC taxes and, subject to certain conditions and limitations, such Canadian and PRC withholdings taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a common share equal to the difference between the amount realized for the common share and your tax basis in the common share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the common shares for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a "resident enterprise" for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our common shares, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

• at least 75% of its gross income for such year is passive income; or
• at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending March 31, 2013 or any future taxable year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our common shares, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold common shares, unless we cease to be a PFIC and you make a "deemed sale" election with respect to the common shares. If such election is made, you will be deemed to have sold common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any "excess distribution" you receive and any gain you recognize from a sale or other disposition (including a pledge) of the common shares, unless you make a "mark-to-market" election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

• the excess distribution or recognized gain will be allocated ratably over your holding period for the common shares;
• the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
• the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the common shares you own bears to the value of all of our common shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of "marketable stock" (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the common shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the common shares as of the close of your taxable year over your adjusted basis in such common shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or other disposition of the common shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under "—Taxation of Dividends and Other Distributions on the Common Shares," except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for "marketable stock," which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our common shares are listed on the Nasdaq Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the common shares continue to be listed on the Nasdaq Global Market and are regularly traded, and you are a holder of common shares, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a "qualified electing fund" election to include in income its share of the corporation's income on a current basis. However, you may make a qualified electing fund election with respect to your common shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in common shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to common shares and proceeds from the sale, exchange or redemption of common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the common shares.

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

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, short term investments, accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

• Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

• Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

• Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Accordingly, short term investments are classified as Level 1.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.	Cash– Cash is held with major financial institutions in Canada and therefore the risk of loss is minimal.

b.
Other receivables – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government. The balance is due from an Israeli escrow agent which is one of its major law firms.

c.	Short term Investments –These investments are in junior Canadian public companies and are valued at their quoted market prices on reporting dates.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company expects to satisfy obligations under accounts payable, amounts due to related parties, and short‐term debt in less than one year through cash flows from the proceeds of the sale of its interest as explained in Note 21.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. However, as an exploration company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets and pending litigations could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

d)	Other price risk

Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

Other price risk primarily arises from the Company’s short term investments in marketable securities which accounted for approximately 4% of total assets of the Company as at March 31, 2012 (20% as at March 31, 2011). Further, the Company’s holding in one Canadian marketable security accounted for approximately 65% (March 31, 2011: 40%) of the total short term investment in marketable securities as at March 31, 2012.

The Management tries to mitigate this risk by monitoring all its investments daily with experienced consultants and ensuring that investments are made in companies which are financially stable with viable businesses.

e)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk.

The Company operates primarily in Canada and substantially all of its activities including cash and short term investments are denominated in Canadian dollars. However, costs incurred on exploration and evaluation relating to its interest in the Israeli project and expected potential returns on its disposal or development, if any, would be denominated in US dollars. The Company is therefore exposed to fluctuations in the exchange rate between the US and Canadian dollar.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:

	March 31, 2011	March 31, 2011	December 31, 2010
One US Dollar to CDN Dollar	1.0000	0.9718	0.9946

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

The balances in US Dollar as at March 31, 2012 were as follows:  (all figures in CDN$’000 equivalent)

Cash, receivables & short term investments	$137
Accounts payable and accrued liabilities	(456)
Net liabilities	$(319)

Based on the above net exposure, a 5% depreciation of the Canadian dollar against US dollar will increase the net liabilities by $15,950 while a 5% appreciation of the Canadian dollar against US dollar will decrease the net liabilities by $ 15,950.

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

As at March 31, 2012, the management carried out a comprehensive review and update of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

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

Management evaluated and updated the design and operation of the Company’s internal control over financial reporting as of March 31, 2012, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and has concluded that such internal control over financial reporting is effective.

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

c) Attestation report of the registered public accounting firm

Not applicable since we are neither an accelerated filer nor a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16(A) AUDIT COMMITTEE FINANCIAL EXPERTS

As at the Company’s financial year ended March 31, 2012, the audit committee consisted of two independent directors, one of whom, Mr. Dean Bradley would be determined as a financial expert, as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Bradley’s background is described under Item 6(A) Directors and senior management.

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

ITEM 16  (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2012	2011

Audit fee	$45,000	$60,000
Other services	6,499	9,982

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2012.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with International Financial Reporting Standards and are expressed in Canadian dollars.   For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3(A) Exchange Rates of this Annual Report.

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

1.10	Articles of Amalgamation of Israel Ol & Gas Corporation with Bontan Corporation Inc. dated May 15, 2012

2(a)	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003.

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

4(c) (iv) 1	The Robinson Option Plan, 2005 Stock Option Plan and 2005 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on December 5, 2005.

4(c) (iv) 2	2007 Consultant Stock Compensation Plan – Incorporated herein by reference to Form S-8 filed on January 16, 2007.

4(c) (iv) 3	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011

10.1	Amended and restated Settlement Agreement dated June 29, 2012 - incorporated herein by reference 6-K filed on July 6, 2012

10.2
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

DATED at Toronto, Ontario, Canada, this 24th day of July, 2012.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah
Title:  Chief Executive Officer and Chief Financial Officer