Form 20-F/A
period 2012-07-24
BONTAN CORP INC
filed 2013-01-11
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT No. 1

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17: __  Item 18 _

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

The following is a selected financial data for the Company for each of the last three fiscal years 2010 through 2012 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years, prepared in accordance with IFRS issued by IASB. Selected financial data for the fiscal years 2009 and 2008 are not presented since the related audited financial statements were prepared in accordance with previous GAAP and are therefore not comparable.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2012	2011	2010

Revenue	-	-	-
Loss before non-controlling interests	$(2,470,378)	$(3,779,638)	$(4,284,058)
Non-controlling interests	$-	$51,311	$356,814
Net Loss attributable to shareholder	$(2,470,378)	$(3,728,327)	$(3,927,244)
Net loss per share (1)	($0.03)	($0.05)	($0.09)
Working capital	$4,834,111	$1,706,527	$371,130
Total assets	$7,496,455	$9,351,800	$10,419,787
Capital stock	$36,081,260	$36,078,140	$35,298,257
Warrants	$7,446,261	$8,677,551	$7,343,886
Stock option reserve	$4,755,077	$4,755,077	$4,573,748
Fair value reserve	19,500	168,347	($2,696,213)
Shareholders' equity	$4,840,828	$8,688,223	$6,900,299
Weighted average number of shares outstanding (2)	78,680,743	78,469,909	42,963,027

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

2. Weighted average number of shares for a year was calculated by dividing the total number of shares outstanding at the end of each of the months by twelve.

The Company has not declared or paid any dividends in any of its last three financial years.

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

Income                      -           There was no revenue during the years ended March 31, 2012 and 2011

Expenses

The overall analysis of the expenses is as follows:

Fiscal year ended March 31	2012	2011

Operating expenses	$ 249,690	$ 379,636
Consulting fee & payroll	478,765	818,637
Exchange loss	8,653	20,688
Write off of short term investment Loss on disposal of short term investments	776,774 84,176	386,672 948,189
Professional fees Bank charges, interest and fees	870,571 1,749	1,221,720 4,096
	$ 2,470,378	$ 3,779,638

Operating Expenses

Fiscal year ended March 31	2012	2011

Travel, meals and entertainment	$ 32,114	$ 131,976
Shareholder information	131,575	148,610
Other	86,001	99,050

	$ 249,690	$ 379,636

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

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

There was no major change on a year over year basis.
Consulting fees and payroll	2012	2011

Fees settled in common shares	7,171	91,714
Fee settled by issuance of options	-	181,329
Fee settled in cash	425,436	505,856
Payroll	46,158	39,738
	$ 478,765	$ 818,637

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

Not applicable

ITEM 18 - FINANCIAL STATEMENTS

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

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 10th day of January, 2013.

BONTAN CORPORATION INC.

Per:  (signed) Kam Shah
Title:  Chief Executive Officer and Chief Financial Officer