Form 20-F
BONTAN CORP INC
filed 2013-07-25
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

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

(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

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

Common shares without par value – 81,759,076 as at March 31, 2013

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

Large accelerated filer___Accelerated filer____ Non-accelerated filer  X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP___    International Financial Reporting                                                                                                                     Other __
Standards as issued by the International X
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
Item 17:     Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes__ No X

FORWARD LOOKING STATEMENTS

This annual report includes “forward looking statements”. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:
• our plans and ability to develop and commercialize product candidates and the timing of these development programs;
• clinical development of our product candidates, including the results of current and future clinical trials;
• the benefits and risks of our product candidates as compared to others;
• our maintenance and establishment of intellectual property rights in our product candidates;
• our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
• our estimates of the size of the potential markets for our product candidates;
• our selection and licensing of product candidates;

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the change in the focus of our business activities from Oil & Gas to Biotechnology , as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors."

We do not currently have the marketing expertise needed to commercialize our products; we will be primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business;

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms "Bontan Corporation Inc." the "Company”, "Bontan", “we”, “us”, “our” are used interchangeably in this Annual Report and mean Bontan Corporation Inc. and its subsidiaries.

We do not hold interests in any exploration projects and have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). We have changed the focus of our business activity from Oil & Gas to Biotechnology effective December 2012.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Bontan Corporation Inc. is a Canadian corporation incorporated under the laws of the Province of Ontario. Approximately 41% of its common stock was held by non-United States citizens and residents as of September 30, 2012 being its latest second quarter end. However, our business is administered principally outside the United States and all our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in Canadian dollars ("CDN $") and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

The following is a selected financial data for the Company for each of the last four fiscal years 2010 through 2013 on a consolidated basis. The data is extracted from the audited financial statements of the Company for each of the said years, prepared in accordance with IFRS issued by IASB. Selected financial data for the fiscal year 2009 are not presented since the related audited financial statements were prepared in accordance with previous GAAP and are not therefore comparable.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (Canadian $)

Operating data – Fiscal year ended March 31

	2013	2012	2011	2010

Revenue	$100,130	-	-	-
Loss before non-controlling interests	$(1,471,821)	$(2,470,378)	$(3,779,638)	$(4,284,058)
Non-controlling interests	$-	$-	$51,311	$356,814
Net Loss attributable to shareholder	$(1,471,821)	$(2,470,378)	$(3,728,327)	$(3,927,244)
Net loss per share (1)	($0.02)	($0.03)	($0.05)	($0.09)
Working capital	$3,030,412	$4,834,111	$1,706,527	$371,130
Total assets	$3,490,795	$7,496,455	$9,351,800	$10,419,787
Capital stock	$36,260,401	$36,081,260	$36,078,140	$35,298,257
Warrants	$6,953,745	$7,446,261	$8,677,551	$7,343,886
Stock option reserve	$4,755,077	$4,755,077	$4,755,077	$4,573,748
Fair value reserve	$-	$19,500	$168,347	($2,696,213)
Shareholders' equity	$3,036,132	$4,840,828	$8,688,223	$6,900,299
Weighted average number of shares outstanding (2)	80,403,243	78,680,743	78,469,909	42,963,027

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

On July 24, 2013, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately CDN$1 = US$0.97.

The following table sets out the high and low exchange rates in US dollar for one Canadian dollar for each of the last six months

2013	June	May	April	March	February	January
High for period	$0.99	$1.00	$0.99	$0.99	$1.01	$1.02
Low for period	$0.95	$0.96	$0.97	$0.97	$0.97	$0.99

The following table sets out the average exchange rates in US dollar for one Canadian dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31,
	2013	2012	2011	2010	2009
Average for the year	1.00	1.01	0.98	0.92	0.89

(B)  CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C)  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

(D)  RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance. Since we changed the focus of our business from oil & gas to biotechnology since December 2012, the risks set out below relate to the new intended business activities.

Risks Related to our Business

We have a history of operating losses and may never achieve profitability in the future.

We have not generated any business income since fiscal 2010 and have losses for the fiscal year 2013 in the amount of approximately $1.5 million and accumulated deficit of approximately $45 million.  We do not have any proven reserves or current production of oil or gas and we have abandoned further involvements in this business. While we expect to bring in persons with significant experience in the biotechnology industry, we have never been involved in the biotechnology industry and have no previous experience with product sales and have no established sales and distribution network.

We expect to be involved in research and development to identify and validate new drug targets that could become marketed drugs for several years to come and will be requiring significant financial resources without any income. We expect these expenses to result in continuing operating losses in the near future.

Our ability to generate future revenue or achieve profitable operations is largely dependent upon our ability to attract the experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize the drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidate into a marketable drug and we cannot assure you that we will be able to successfully achieve these objectives.

We will be primarily in a pharmaceutical development business and will be subject to all of the risks of a pharmaceutical development business.

As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.

There is a possibility that none of our drug candidates that may be under development in future  will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.

Any failure to successfully develop and obtain regulatory approval for products would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials for our potential product candidates will be expensive and time consuming, and their outcome uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate or attract major pharmaceutical company to collaborate with, we will be required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive, and are difficult to design and implement. The clinical trial process is also time-consuming and can often be subject to unexpected delays.

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

·	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

·	delays arising from our collaborative partnerships;

·	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

·
delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

·	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

·	slower than expected rates of patient recruitment and enrollment;

·	uncertain dosing issues;

·	inability or unwillingness of medical investigators to follow our clinical protocols;

·	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

·	scheduling conflicts with participating clinicians and clinical institutions;

·	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

·	unforeseen safety issues or side effects;

·	lack of efficacy during the clinical trials;

·	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

·	other regulatory delays.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our potential product candidates may not have favourable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates and explore efficacy at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results; favourable results in early trials may not be repeated in later trials.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.
There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical and post-approval trials.

Our success will be dependent upon our corporate collaborations with third parties in connection with services we will need for the development, marketing and commercialization of our products.

The success of our business will be largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, regulatory approval and commercialization of our potential product candidates. We may not be able to find new collaborative partners to support our future development, marketing and commercialization of our products, which may require us to undertake research and development and/or commercialization activities ourselves, and may result in a material adverse effect on our business, financial condition, prospects and results of operations.

Even if we are able to find new collaborative partners, our success is highly dependent upon the performance of these new corporate collaborators. The amount and timing of resources to be devoted to activities by future corporate collaborators, if any, are not within our direct control and, as a result, we cannot assure you that any future corporate collaborators will commit sufficient resources to our research and development projects or the commercialization of our potential product candidates. Any future corporate collaborators might not perform its obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or may terminate particular development programs, or the agreement governing such development programs.

In addition, if any future collaborators fail to comply with applicable regulatory requirements, the FDA, the European Medicines Agency (“EMA”), the Therapeutic Products Directorate (“TPD”) or other authorities could take enforcement action that could jeopardize our ability to develop and commercialize our potential product candidates. Despite our best efforts to limit them, disputes may arise with respect to ownership of technology developed under any such corporate collaboration.

 We will rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success will depend in part upon our ability to obtain patent protection or patent licenses for our future technology and products. Obtaining such patent protection or patent licenses can be costly and the outcome of any application for patent protection and patent licenses can be unpredictable. In addition, any breach of confidentiality by a third party by premature disclosure may preclude us from obtaining appropriate patent protection, thereby affecting the development and commercial value of our technology and products.

Some of our future products may rely on licenses of proprietary technology owned by third parties and we may not be able to maintain these licenses on favourable terms.

The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and we are not able to obtain them on favourable terms, or at all, the commercial value of our products will be significantly impaired. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our ability to realize the benefits of our efforts may be limited.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We will require substantial additional capital resources to develop potential product candidates, obtain regulatory approvals and ultimately to commercialize such product candidates.

In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

• we experience scientific progress sooner than expected in our future  discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

• we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;
• we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

• we are required to perform additional pre-clinical studies and clinical trials;
• we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or
• we elect to develop, acquire or license new technologies and products.

We could potentially seek additional funding through corporate collaborations and licensing arrangements or through public or private equity or debt financing. However, if our future research and development activities do not show positive progress, or if capital market conditions in general, or with respect to life sciences or development stage companies such as ours in particular, are unfavourable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our common shares or financial instruments that are exchangeable for or convertible into our common shares which could result in significant dilution to our shareholders.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

We will be subject to risks associated with doing business globally.

As a pharmaceutical company our operations are likely to expand in the European Union and worldwide, we will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. These risks include foreign exchange fluctuations, exchange controls, capital controls, new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may reduce the demand for our potential products or reduce the prices that our potential customers will be  willing to pay for our products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, disruption or destruction of operations or changes to the Company’s business position, regardless of cause, including war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when our products will be commercialized.

We intend to generate revenue and expenses internationally that are likely to be primarily denominated in U.S., Euros and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses in revenues from currency exchange rate fluctuations. Conversely, an increase in the value of such foreign currencies relative to the Canadian dollar could negatively impact our operating expenses. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

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

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders.  As of March 31, 2013, we had outstanding warrants to purchase an aggregate of approximately 66 million common shares and outstanding options to purchase an aggregate of approximately 5.4 million common shares.  To the extent the warrants and options are exercised, additional common shares will be issued and that issuance will increase the number of shares eligible for resale in the public market.  The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the public market price of our common shares.

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

In the fiscal 2010, we acquired 4.70% working interest in two off-shore drilling licenses in the Levantine Basin, approximately forty kilometres off the West coast of Israel, through our holding of 76.79% equity interest in Israel Petroleum Company Limited (“IPC Cayman”). This indirect working interest was disposed of for US$ 5 million in cash and certain other non-cash items under a settlement agreement on June 29, 2012with our minority shareholder of IPC Cayman.

In December 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology mainly due to the increasing difficulty in getting access to viable oil & gas projects and also due to the potentially more profitable business opportunities which currently exist in the biotechnology sector. On March 21, 2013, the Company signed a letter of intent with Portage Pharma Ltd, a biotech private limited company formed under the laws of the British Virgin Islands (“Portage”) to acquire Portage Pharma Ltd through exchange of shares. The transaction was completed on June 4, 2013.

Our company’s registered office is situated at 47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3. We are a reporting issuer in the province of Ontario.

(B)  BUSINESS OVERVIEW

During the fiscal year 2013, we resolved our extensive litigations with the minority shareholder of IPC Cayman and signed a settlement agreement with them surrendering our 76.79% equity in IPC Cayman for   US$ 5 million among other things. The following are the details of the events leading to the final settlement:

On December 16, 2011, the Company signed a settlement agreement (“Settlement agreement”) with IPC Cayman, International Three Crown Petroleum LLC (“ITCP”), Three Crown Petroleum LLC (“TCP”) and Mr. Howard Cooper (“IPC Parties”). The Company agreed to transfer all its equity in IPC Cayman on closing for a total price of US$15 million, which was revised subsequently to $ 5 million plus other future payments as discussed below, and a 0.25% Overriding Royalty Interest (“ORI”) in the Israeli Project in addition, all 5 million warrants issued to ITC and 390,000 options issued to IPC Cayman consultants had been surrendered and cancelled without any compensation. The price of US$15 million was to consist of cash of US$10 million with the balance covered by two promissory notes carrying interest at 5% per annum and secured by additional ORI of 0.25% and a guarantee from IPC Cayman. One promissory note for US$2 million was payable on or before November 9, 2012 and another for US$3 million was payable on or before November 9, 2013. In the event of requests by the IPC Parties for an extension, or the occurrence of certain financing activities, the Company might receive up to a further US$500,000 in non-refundable deposits. The Company might also receive up to an additional US$ 3 million based on the price of Shaldieli shares after two years.

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

As additional consideration, on or before December 31, 2012, based on a revaluation of the surrendered shares to be performed by the IPC Parties, Bontan was to either receive (i) at the option of the IPC Parties, either a payment of US$9.625 million or a payment of US$6.625 million plus delivery of a US$3.0 million promissory note due on November 8, 2013, carrying 5% p.a. interest and secured by an IPC guarantee, a 0.15% Overriding Royalty Interest (ORI) and a pledge of 23% of the IPC Shares, or (ii) the right to exercise an option to purchase 49.27% of the issued and outstanding share capital of IPC Cayman on a fully diluted basis for an exercise price of US$4,927.(IPC Cayman currently holds 144,821,469 shares of Shaldieli).

However, on December 31, 2012, the Company learnt of the failure of the two exploration wells drilled under the Israeli licenses and as a result decided to abandon further efforts in securing any more interest in IPC Cayman.  The company also cancelled 2 million warrants originally issued to another party in connection with this project.

In December 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology mainly due to the increasing difficulty in getting access to viable oil & gas projects and also due to the potentially more profitable business opportunities which currently exist in the biotechnology sector. On March 21, 2013, the Company signed a letter of intent with Portage Pharma Ltd, a biotech private limited company formed under the laws of the British Virgin Islands (“Portage”) to acquire Portage Pharma Ltd through exchange of shares. The transaction was completed on June 4, 2013.

Portage is a biotechnology company engaged in researching and developing products through to proof of concept with an early focus on unmet clinical needs and orphan drugs. Following proof of concept, Portage would look to sell or licence the products to Big Pharma.

Portage currently holds a master license to the Antennapedia platform for all pathologies (except oncology).

(C) ORGANIZATIONAL STRUCTURE

As of March 31, 2013, Bontan Corporation had a single wholly owned subsidiary, 1843343 Ontario Inc., incorporated in Ontario, Canada on January 31, 2011. Although the subsidiary has had no activity since its inception, the name of this subsidiary was changed to Portage Services Ltd., on July 11, 2013,

On April 5, 2013, the Company incorporated another wholly owned subsidiary, Portage Acquisition Inc., in the British Virgin Islands.

(D) PROPERTY PLANTS AND EQUIPMENT

We currently lease office space at 47 Avenue Road, Suite 200, and Toronto, Ontario, Canada for approximately $2,300 per month. The leased area is approximately 950 square feet. Our current lease agreement is a month to month arrangement.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations
Year ended March 31	2013	2012	2011
	in 000' CDN $	in 000' CDN $	in 000' CDN $
Income	100	-	-
Expenses	(1,572)	(2,470)	(3,780)
	(1,472)	(2,470)	(3,780)
Non-controlling interests	-	-	51
Net loss attributable to shareholders	(1,472)	(2,470)	(3,728)
Deficit at end of year	(44,933)	(43,461)	(40,991)

Overview

Key activities during fiscal 2013 were:

a.
On June 29, 2012, the Company disposed of, under a settlement agreement, its indirect 4.70% working interest in two off-shore drilling licenses in the Levantine Basin through its holding of 76.79% equity interest in Israel Petroleum Company Limited (“IPC Cayman”).

b.
On December 31, 2012, the Company fully abandon all efforts in pursuing further recovery under the settlement agreement after learning of the failure of two exploratory wells under the drilling licences to identify any oil or gas.  All costs previously capitalized relating to the Israeli Project were off set against cash received and warrants cancelled, resulting in a net recovery of $230,455.

c.
In December 2012, the Company announced a new focus on business within the biotechnology industry and on March 12, 2013 it signed a letter of intent with Portage Pharma Ltd, a biotech private limited company formed under the laws of the British Virgin Islands (“Portage”) to acquire Portage through exchange of shares. The transaction was completed on June 4, 2013.

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

Income                      -           During the year ended March 31, 2013, the Company received an extension fee of US$100,000 which has been included as other income. No revenue was recognized during the years ended March 31, 2012 and 2011

Expenses
The overall analysis of the expenses is as follows:

Fiscal year ended March 31	2013	2012	2011

Operating expenses	$ 553,428	$ 249,690	$ 379,636
Exploration and evaluation expenditure recovery	(230,455)
Consulting fee & payroll	788,965	478,765	818,637
Exchange loss	51,179	8,653	20,688
Write off of short term investment	162,291	776,774	386,672
Loss (gain) on disposal of short term investments	(558)	84,176	948,189
Professional fees	244,879	870,571	1,221,720
Bank charges, interest and fees	2,222	1,749	4,096
	$ 1,571,951	$ 2,470,378	$ 3,779,638

Operating Expenses

Fiscal year ended March 31	2013	2012	2011

Travel, meals and entertainment	$ 174,142	$ 32,114	$131,976
Shareholder information	284,606	131,575	148,610
Other	94,680	86,001	99,050

	$ 553,428	$ 249,690	$379,636

Travel, meals and entertainment

Approximately $ 160,000 was reimbursed to Mr. Terence Robinson, the key consultant for his expenses and travels in Europe and Israeli in connection with the Israeli project and exploring new business opportunities in biotechnology during fiscal 2013. Mr. Robinson’s contract was terminated effective April 1, 2013.

Travel, meals and entertainment expenses for fiscal 2012 were substantially incurred by our CEO, Kam Shah and the key consultant, Mr. Terence Robinson and other consultants and lawyers in visiting Israel in connection with the Israel Project.  As explained earlier, most part of fiscal 2012 was spent in litigation and negotiations for an out of court settlement which involved minimum travels. These expenses were therefore significantly less in fiscal 2012 compared to fiscal 2011.

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

Major cost (approximately 95%) consists of media relation and investor relation services provided by Current Capital Corp. (“CCC”) under contracts dated July 1, 2004, for a total monthly fee of US$10,000. Current Capital Corp. is a shareholder Corporation where the Chief Executive and Financial Officer of the Company provide accounting services.

During fiscal year, CCC was paid $ 119,192 towards media and investor relation services, which is consistent with payments made in fiscal years 2012 and 2011. In addition, CCC was paid $ 150,000 on March 31, 2013 as an additional fee for cancellation of all future finder’s fee claims on proceeds of any warrants to be exercised. Contracts with CCC were terminated effective March 31, 2013.

Other operating costs

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

There was no major change on a year over year basis.
Consulting fees and payroll	2013	2012	2011

Fees settled in common shares	179,141	7,171	91,714
Fee settled by issuance of options	-	-	181,329
Fee settled in cash	562,018	425,436	505,856
Payroll	47,806	46,158	39,738
	$ 788,965	$ 478,765	$ 818,637

Consulting fees for fiscal 2013 include 3,045,000 shares issued under the existing Consultant Stock Compensation Plans to the CEO- Kam Shah, two consultants –Terence Robinson and John Robinson and two independent directors as bonus on successful resolution of the litigation and settlement relating to the Company’s interest in the Israeli project. These shares were valued at market on the date of their issuance. Cash fee also included a bonus of $ 50,000 paid to the CEO –Kam Shah and $ 40,000 each paid to the two consultants, Terence Robinson and John Robinson for early termination of their consulting contracts which were terminated effective April 1, 2013.

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

Write down of short term investments

During fiscal 2013, the Company’s short term investments included four securities whose market price showed continuous decline and were therefore written down by approximately $162,000 at March 31, 2013 and then disposed of prior to the end of the fiscal year. As a result, the Company holds no further investments as at March 31, 2013.

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

Loss (Gains) on disposal of short term investments

During fiscal 2013, three marketable securities with adjusted costs of approximately $45,800 were disposed for $46,300, resulting in a net realized gain of approximately $500.

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

Professional fees

Professional fees consisted of:

	2013	2012	2011
	(in $000’)
Audit & Related fees	$ 33	$ 66	$ 70
Legal	212	915	1,152
Insurance claim received against legal costs	-	(110)	-
	$ 245	$ 871	$ 1,222

Professional fees for fiscal 2013 included audit fee of $ 45,000 which was partly offset by reversal of previous year’s excess provision of $ 15,000 and approximately $ 182,000 in legal fees relating to litigations against IPC Cayman which eventually resulted in settlement in June 2012.

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

Bank charges, interest and fees

Small increase in charges during the fiscal 2013 compared to fiscal 2012 was largely due to higher volume of wire transfers resulting in higher wire handling fees.

Charges were substantially lower in 2012 compared to 2011 due to limited number of transactions. Besides, 2011 included interest costs of approximately 1,500 related to loans settled in that fiscal year.

(B)           Liquidity and Capital Resources

Working Capital

As at March 31, 2013, the Company had a net working capital of approximately $3.0 million compared to a working capital of $4.9 million as at March 31, 2012. The lower working capital at the end of fiscal 2013 resulted from full adjustment of net exploration and evaluation expenditure recoverable of approximately $5.4 million on settlement during fiscal 2013through cash receipt of $ 5 million and settlement of liabilities – mostly pending legal costs – of approximately $ 600,000.

Operating cash flow

During the fiscal year 2013, operating activities required a net cash outflow of approximately $1.8 million mainly due to the payments made toward accounts payable. This was met from the funds received under settlement in respect of exploration and evaluation expenditure recoverable.

During the fiscal year 2012, operating activities required a net cash outflow of approximately $1.3 million mainly due to increased legal costs and cash fees. This was met from the available cash, cash received form settlement and sale of short term investments.

During the fiscal year 2011, operating activities required a net cash outflow of approximately $ 2.6 million which was met from the available cash and cash generated from investments and equity financing.

While the Company’s fixed overhead costs are expected to reduce significantly due to termination of consulting contracts of Messers Robinsons and CCC, the operational costs are expected to increase due to the proposed acquisition of Portage Pharma, which was completed in June 2013 and research and development costs expected on new drug development plans.

Investing cash flows

During fiscal year, investing activities generated a net cash flow of approximately $ 5 million arising from settlement relating to disposal of our indirect 4.70% interest in two offshore drilling licenses in Israel held through the 76.79% equity of IPC Cayman as more fully explained under item 4 (B) - business overview.

During fiscal 2012, investing activities generated net cash flow of approximately $ 1 million. $383,887 was received as part of the original settlement agreement on December 16, 2011 relating to our interest in the Israeli Project. The said agreement was subsequently revised on June 29, 2012 as more fully explained under item 4 (B) – business overview. The balance of approximately $ 700,000 was received from disposal of four of the marketable securities.

During the fiscal year 2011, investing activities generated a net cash flow of approximately $ 630,000. Approximately $ 940,000 was generated through disposal of nine marketable securities to meet approximately $ 310,000 contributed to IPC Cayman towards the exploration costs on the Israeli Project and the balance was used towards operating cash requirements.

Financing cash flows

There were no financing activities during the fiscal year 2013 and 2012.

Financing cash flow in fiscal 2011 arose from equity financing of approximately $ 2.1 million which was used to settle short term loans of $ 1.1 million and $ 1 million towards financing the subsidiary.

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

The Company has not spent any funds on research and development during the fiscal years 2013, 2012 and 2011.

(D)           TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than uncertainty as to the speculative nature of the business (Refer to the heading entitled “Risk Factors”).

(E)           OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2013, 2012, and 2011, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)           CONTRACTUAL OBLIGATIONS

None.

(G)           SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of July 24, 2013, the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Bontan (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (4) (5) London, UK Chairman of the Board of Director	June 4, 2013	See brief biography below
Dr. Declan Doogan Stonington, CT, USA Chief Executive Officer and Director	June 4, 2013	See brief biography below
Mr. Jim Mellon (4) (5) Isle of Man Director	June 4, 2013	See brief biography below
Mr. Kam Shah (4) Ontario, Canada Director and Chief Financial Officer	January 3, 1999	May 17, 2004 – June 4, 2013 – Chief Executive Officer of Bontan, March 9, 2010 till date – Sole director, CEO/CFO of Webtradex International Corp.

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Mr. Dean Bradley who was the independent director and Chair of the Audit Committee since November 20, 2000 resigned on June 4, 2013.
(3)	Mr. Brett Rees who was the independent director and a member of the audit committee since December 8, 2006 resigned on June 4, 2013.
(4)	Member of the Audit and Compensation Committee. Mr. Jim Mellon is the Chair of this Committee.
(5)	Independent directors
(6)	The consulting contract of Mr. Terence Robinson, a key consultant since May 2004 was terminated effective April 1, 2013.

The following are short biographies of our directors and executive officers:

Gregory Bailey M.D. is a co-founder and Chief Business Officer of Portage Pharma Ltd. Co-founder of Ascent Healthcare Solutions, the #1 re-processor of used surgical equipment; VirnetX Inc. (VHC: AMEX), internet security; and Duramedic Inc., a medical products company. He is a former financier of Medivation Inc. (MDVN: NASDAQ) and was a director from 2005 to 2012.

Declan Doogan M.D. is the co-founder and Chairman of Portage Pharma Ltd., Previously the CEO and Head of R&D at Amarin Inc. (AMRN:NASDAQ) and the former Head of Worldwide Drug Development at Pfizer Inc. He has held Visiting Professorships at Harvard School of Public Health, Glasgow University Medical School and Kitasato University (Tokyo) and sits on the boards of Pulmonary Vascular Research Institute UK, Sosei (Japan Biotech), Trojantec (UK, oncology) and Spinifex (Melbourne). He continues to provide medical advice to Amarin Inc.

Jim Mellon: co-founder of Portage Pharma Ltd. Jim holds directorships in a number of publicly quoted companies, many of which are in the biopharma sector including Miraculins, Plethora Solutions, and the Summit Corporation. He is also chairman of AIM listed Port Erin Biopharma Investments, a fund specialising in biopharma investments and is the author of the best-selling book “Cracking the Code” which charts the developments within the biotech industry. Jim’s other listed company directorships include chairman of Manx Financial Group and Speymill, co-chairman of both Regent Pacific Group and West African Mining Corporation, and a board member of Brazilian Gold Corporation, Charlemagne Capital and Condor Resources.

Kam Shah worked with PricewaterhouseCoopers LLP and Ernst & Young. He is a US Certified Public Accountant and a Canadian Chartered Accountant.  He has over fifteen years of international experience in corporate financial analysis, mergers & acquisitions.

Family Relationships

There are no family relationships between the directors and executive officers.

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management except that as per the terms of the Share Exchange Agreement with Portage Pharma Ltd  dated  May 21, 2013. Board of Director of Bontan will nominate Mr. Kam Shah as director for at least three years and Mr. Shah will be employed as CFO for the term of two years and in a mutually acceptable capacity for the third year.

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

2.           Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2013, 2012 and 2011:

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus(3)	Other annual compensation(6)	Securities under options/SARs Granted (1) & (4)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation (5)	Total compensation
		($)	($)	($)	$	($)	($)	($)	($)
Kam Shah
CEO/CFO	2013	180,000	98,840					5,071	283,911
CEO/CFO	2012	180,000			-			6,748	186,748
CEO/CFO	2011	180,000			38,175			5,083	223,258
Terence Robinson
Consultant	2013	120,000	63,371	40,000				5,071	228,442
Consultant	2012	120,000						6,748	126,748
Consultant	2011	120,000						5,083	125,083
Dean Bradley**
Independent director	2013	4,993	9,883						14,876
Independent director	2012	5,000			-				5,000
Independent director	2011	5,000			9,544				14,544
Brett Rees**
Independent director	2013	5,000	12,335						17,335
Independent director	2012	5,000			-				5,000
Independent director	2011	5,000			9,544				14,544

Notes:
1.	“SAR” means stock appreciation rights. The Company never issued any SARs
2.	“LTIP” means long term incentive plan.
3.	Bonus included $48,840 paid to Kam Shah, $63,371 to Terence Robinson and $12,335 to Brett Rees in shares issued under Consultants Stock Compensation Plans.
4.	For the fiscal 2011, options included additional costs due to changes in the terms of the previously issued options. The additional cost was estimated using Black-Scholes option price model.
5.	All other compensation consists of group insurance benefit payments made on behalf.
6.	$ 40,000 was paid to Terence Robinson for early termination of his consulting contract effective April 1, 2013

**	Dean Bradley and Brett Rees resigned as directors effective June 4, 2013.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Bontan Corporation Inc. In carrying out its mandate the Board holds at least four meetings annually. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 14 meetings, mostly by way of conference calls, during our financial year ended March 31, 2013.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit Committee, which was re-named as Audit and Compensation Committee effective June 27, 2013.as more particularly discussed below.

Audit and Compensation Committee (“ACC”)

The members of the ACC consist of Jim Mellon, Greg Bailey and Kam Shah. Jim Mellon and Greg Bailey are the independent directors and Kam Shah is an executive director. Jim Mellon is the chairman of the Committee. The ACC was approved in the board meeting on June 27, 2013. Prior to June 27, 2013, the Company had an Audit Committee consisting of Dean Bradley and Brett Rees, two independent directors who resigned effective June 3, 2013.

The ACC is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

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

•	pre-approving all non-audit services and recommending the appointment of external auditors; and

•	reviewing and approving our hiring policies regarding personnel of our present and former external auditor

•	Reviewing and approving all employee and consultants contracts, bonuses and other compensation matters

A copy of the Audit Committee Charter can be requested by calling (416) 929-1806.

The Company is in the process of preparing an updated Charter for the ACC.

Corporate Governance Committee

The Company does not have a separate corporate governance committee. The management in conjunction with the ACC has developed and updated corporate governance practices and policies, code of ethics and corporate disclosure policy which form part of our internal control over financial reporting manual. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs and the development, continuing assessment and execution of the Company’s strategic plan.

(D)  EMPLOYEES

The Company presently has one employee who serves as assistant to the chief financial officer. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Company usually creates two Plans, Consultants Stock Compensation Plan and Stock Option Plan.

As at July 24, 2013, the date of this report, the Company had one active Consultants Stock Compensation Plan and four active Stock Option Plans.  Details of these Plans and movements therein during the fiscal 2013 are given in Notes 6(c) and 7(a) respectively to the consolidated financial statements for the fiscal 2013.  As of the date of this report, there were 5,061,667 common shares registered under the Consultants Stock Compensation Plan and not yet allotted, and 3,388,453 outstanding options under the Stock Option Plans.

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

The following table sets forth the share ownership of our executive officers and directors as at July 24, 2013:

	Common Shares Beneficially Owned		Options and Warrants Exercisable for Common Shares
Name	Number	Percentage *	Number	Exercise price - in US$	Expiry date(s)
Kam Shah	1,597,500	0.91%	350,000	0.15	31-Mar-14
			200,000	0.35	18-Aug-15
			200,000	0.25	31-Mar-14
	-	-	650,000	0.10	31-Mar-14
Declan Doogan	26,211,068	14.87%	22,908,149	0.29	06- June- 15
Greg Bailey	26,211,068	14.87%	22,908,149	0.29	06- June- 15
James Mellon	26,211,068	14.87%	22,908,149	0.29	06- June- 15

* Based on 176,275,790 issued and outstanding common shares at July 24, 2013

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

As at July 24, 2013, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 41% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 24, 2013, the Company had 176,275,790 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 97 record holders excluding the beneficial shareholders held through the intermediaries.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of July 24, 2013. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant.  These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares
Declan Doogan	49,119,217 (1)	24.66%
Greg Bailey	49,119,217 (1)	24.66%
James Mellon	49,119,217 (1)	24.66%

(1)	Includes 22,908,149 shares issuable upon exercise of warrants

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

(B) RELATED PARTY TRANSACTIONS

Details of the related parties and of the transactions with them, as given below, were valid for the fiscal year 2013. However, contracts with CCC, Mr. Terence Robinson and Mr. John Robinson were terminated effective April 1, 2013.

Given below is background information on some of the key related parties and transactions with them:

1.	Current Capital Corp. (CCC). CCC is a related party in following ways –

a.	Director/President of CCC, Mr. John Robinson is a consultant with Bontan
b.	CCC provides media and investor relation services to Bontan under a consulting contract and charges US$ 10,000 per month
c.	Chief Financial Officer of Bontan is providing accounting services to CCC.
d.	CCC and John Robinson hold significant shares in Bontan.

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

(i)
Included in shareholders’ information expense is $269,192 (2012 – $118,509, 2011: $122,059) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)
Business expenses of $21,566 (2012: $38,056, 2011: 32,278) were reimbursed to directors of the corporation and $181,514 (2012 - $21,456, 2011: $80,575) to a key consultant and a former chief executive officer of the Company.

(iii)
Consulting fees include cash fee paid to directors for services of $249,876 and shares issued $61,175 (2012: cash fee $190,000, 2011: $190,000), $160,000 in cash and $63,371 in shares (2012: cash fee $120,000, 2011: $120,000) paid to a key consultant and a former chief executive officer of the Company, $142,000 in cash and $54,595 in shares paid to a consultant who controls CCC (2012:  cash fee $102,000, 2011: 102,000). These fees are included in consulting expenses.

(iv)
Accounts payable includes $1,389 (2012: $95,052) due to CCC, $1,250 (2012: $87,660) due to directors, $nil (2012: $178,094) due to a key consultant and a former chief executive officer of the Company, and due to a consultant who controls CCC $nil (2012; $ 145,605).

 (C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Information regarding our financial statements is contained under Item18 of this Annual Report.

Legal Proceedings

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

(B)  SIGNIFICANT CHANGES

Subsequent events have been evaluated through July 24, 2013, the date of this report.

The following are key events:

a.
On April 5, 2013, the Company incorporated a wholly owned subsidiary, Portage Acquisition Inc., in the British Virgin Islands (“BVI”).The sole purpose of this subsidiary is to acquire Portage Pharma Ltd., another non-related BVI private corporation and then merge both the companies. The emerging new corporation will be named Portage Biotech Ltd. and will be a wholly owned subsidiary of Bontan. On June 4, 2013, Portage Acquisition Inc. acquired Portage Pharma Ltd. However, the merger process is not yet completed.

b.
On June 4, 2013, the Company signed a Share Exchange Agreement with Portage Pharma Ltd. As per the terms of the agreement, the Company’s wholly owned subsidiary, Portage Acquisition Inc.  acquired all the issued and outstanding shares of Portage in exchange for 81.7 million shares and approximately 71.4 million warrants valid for two years and exercisable at $0.29 to acquire equal number of shares of the Company. Additionally, approximately 9.8 million shares of the Company were issued to Culminate Capital in consideration for financial services and other services rendered in connection with the acquisition of Portage.

c.
On June 4, 2013, the Company’s two existing directors – Dean Bradley and Brett Rees resigned and were replaced by three new directors – Declan Doogan, Greg Bailey and James Mellon. Declan Doogan became the Chief Executive Officer while Kam Shah who was previously acting in a dual capacity of Chief Executive and Financial officer continued as Chief Financial Officer.

d.	The Company has commenced legal formalities to transfer its jurisdiction from Ontario to the British Virgin Islands. This process is not yet completed.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Bulletin Board.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31 2013	High (US$) 0.16	Low (US$) 0.01
2012	0.18	0.02
2011 2010	0.40 0.45	0.07 0.06
2009	0.30	0.03

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$
June 30, 2013	0.42	0.15
March 31, 2013	0.16	0.07
December 31, 2012	0.11	0.04
September 31, 2012	0.06	0.01
June 30, 2012	0.04	0.02
March 31, 2012	0.05	0.03
December 31, 2011	0.08	0.02
September 30, 2011	0.11	0.06
June 30, 2011	0.16	0.08

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

June 2013	0.42	0.21
May 2013	0.42	0.20
April 2013	0.32	0.15
March 2013	0.16	0.11
February 2013	0.14	0.10
January 2013	0.16	0.07

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

Disclosure of Share Ownership

The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 5 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 5 days after the end of the month in which the acquisition or transfer takes place.

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

U.S. Federal Income Tax Consequences

The following is a general summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

 No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based on subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules and Tax Consequences Other than U.S. Federal Income Tax Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code;  (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States.; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distributions by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on common shares generally will not constitute qualified dividend income eligible for the “dividends received deduction.”

Reduced Tax Rates for Certain Dividends

A dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”  The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment Company” (or “PFIC”, as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year. Even if the Company satisfies one or more of such requirements, as noted below, there can be no assurance that the Company will not become a PFIC. Thus, there can be no assurance that the Company will qualify as a QFC. See “Passive Foreign Investment Company Rule” section below.

The Company has not made the determination of whether it was a “passive foreign investment Company” for the tax year ended March 31, 2013, nor whether it will be a “passive foreign investment Company” for future periods.  (See more detailed discussion under “Passive Foreign Investment Company Rule” below).  If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at the ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder who does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and resourced as “foreign source” under the U.S.-Canada Tax Convention and the U.S. Holder elects to treat such gain as “foreign source”.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

The amount realized on a sale or other disposition of Common Shares for an amount in foreign currency will generally be the U.S. dollar value of this amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any)  between the  U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source income and categorized as “passive income” for this purpose. Gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. sources for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting and Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holder must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holder may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payer or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company Rule

If the Company is a “passive foreign investment Company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

The Company generally will be a “passive foreign investment Company” under Section 1297 of the Code (a “PFIC”) if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in a trade or business and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d) (3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

In addition, if the Company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of Common shares or income recognized by a U.S. Holder on an actual distribution received on Common Shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined below) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  An “excess distribution” as defined in Section 1291(b) of the Code is the excess of distributions with respect to the common shares received by a U.S. Holder in any tax year over 125% of the average annual distribution such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

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

The determination of whether the Company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, as well as the assets and income of the Company over the course of future taxable years, which cannot be predicted with certainty as of the date of this Annual Report.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Additional Tax on Passive Income

For tax years beginning after March 31, 2013, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their tax advisors regarding the effect, if any of this tax on their ownership and disposition of Common Shares.

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

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

1)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, accounts payable and accrued liabilities.
.
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

2)           Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.
Cash– Cash is held with a major international financial institution in Canada and therefore the risk of loss is minimal. However, the Company does have a concentration risk since all funds are held with one bank.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government.

3)           Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The company has changed its business focus from oil and gas to biotechnology as explained in Note 1 and has signed a letter of intent to acquire a biotech corporation. The Company believes that its existing cash will allow it to finance the drug development work after the acquisition apart from meeting its operational needs at least for another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage. Should the Company require further funding, it intends to secure through equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

4)           Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to foreign currency risk since almost its entire cash holding is in US Dollars.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

a) Evaluation of Disclosure controls and procedures

We have only one employee. Our Chief Financial Officer who, until June 4, 2013, also served as Chief Executive Officer (“CEO”) is primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which, until June 4, 2013, comprised two independent directors. We therefore did not have an effective internal controls and procedures due to lack of segregation of duties. However, given the size and nature of our current operations and involvement of independent directors in the process significantly reduce the risk factors associated with the lack of segregation of duties.

The CEO has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the CEO and CFO facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

As at March 31, 2013, the management carried out a comprehensive review and update of the internal controls existing over the financial reporting. Mitigating controls and procedures were identified wherever possible. Some controls were implemented as a secondary detection mechanism if the initial controls failed to prevent errors from occurring.

However, effective June 4, 2013, we appointed a new chief executive officer and so the management functions have been segregated  between chief executive officer and chief financial officer. Further, the audit committee has now been expanded to include three members – two independent directors and the chief financial officer.

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

Management evaluated and updated the design and operation of the Company’s internal control over financial reporting as of March 31, 2013, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and has concluded that such internal control over financial reporting is effective.

There was a lack of segregation of duties since Chief executive and financial officer handled accounting records and was also a sole signatory to bank accounts. However, effective June 4, 2013, we appointed a new CEO and segregated management functions between the CEO and CFO. Further, we also introduced dual signatories to all our bank accounts and independent review of bank reconciliations and other related controls. Our audit committee – now known as audit and compensation committee - now comprise three members two of whom are independent.

We believe that the above changes have mitigated significantly any potential risks arising from the earlier weakness of lack of segregation of duties.

c) Attestation report of the registered public accounting firm

Not applicable since we are neither an accelerated filer nor a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

d) Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended March 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, as explained under b) above, we have now introduced segregation of duties and significantly addressed certain deficiencies in the internal control arising from lack of segregation.

ITEM 16(A) AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that majority of the members of our Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the NASDAQ Stock Market, Inc. (“NASDAQ”). In addition, the Board of Directors has determined that Mr. James Mellon is an audit committee financial expert within the meaning paragraph (b) of Item 16A of Form 20-F under the Exchange Act.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors.

ITEM 16 (B) CODES OF ETHICS

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

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2013	2012

Audit fee	$45,000	$45,000
Other services	2,413	6,499

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16 (E) - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2013.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

Refer to Item 18 - Financial Statements

ITEM 18 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 - EXHIBITS

(a)	Financial Statements

Description of Document	Page No.
Cover Sheet
Index	F1
Report of Independent Registered Public Accounting Firm	F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Operations and Comprehensive Loss	F4
Consolidated Statement of Shareholders Equity Consolidated Statements of Cash Flows	F5-6 F7
Notes to Consolidated Financial Statements	F8-21

(b)           Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Articles of Incorporation of the Company - Incorporated herein by reference to Exhibit 1(ix) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

1.2	By-Laws of the Company - Incorporated herein by reference to Exhibit 1(xi) to the Company’s Registration Statement on Form 20-F filed on June 12, 2000.

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

1.10	Articles of Amalgamation of Israel Oil & Gas Corporation with Bontan Corporation Inc. dated May 15, 2012

2(a)	Specimen Common Share certificate - Incorporated herein by reference to Exhibit 1(viii) to the Company’s Annual Report on Form 20-F filed on September 23, 2003.

4(c)1	Consulting Agreement dated April 1, 2005 with Kam Shah Incorporated herein by reference to Exhibit 4 (c) 1 to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(c) 2
Letter of April 1, 2010 extending consulting Agreement of Mr. Kam Shah to March 31, 2015. Incorporated herein by reference to Exhibit 4 (c) 2 to the Company’s registration statement on Form F-1 Amendment No. 2 filed on June 17, 2010.

4(c) (iv)	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011

10.1	Amended and restated Settlement Agreement dated June 29, 2012 - incorporated herein by reference to 6-K filed on July 6, 2012

11	Code of ethics of the Company incorporated herein by reference to Annual Report in form 20-F filed on May 29, 2007

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 24th day of July, 2013

BONTAN CORPORATION INC.

Per: /s/ Declan Doogan
Title: Chief Executive Officer

Per: /s/ Kam Shah
Title: Chief Financial Officer