Form 20-F
PORTAGE BIOTECH INC.
filed 2014-07-31
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from ______________ to __________________

Commission file number: 0-30314

Portage Biotech Inc.
(Exact name of Registrant as specified in its charter)

Inapplicable
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3
(Address of principal executive offices)

Kam Shah, 416.929.1806,ks@portagebiotech.com, Fax: 416.929.6612
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

Common shares without par value – 180,775,790 as at March 31, 2014

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
These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the change in the focus of our business activities to Biotechnology , as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors."

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

Unless the context indicates otherwise the terms "Portage Biotech Inc." the "Company”, "Portage", “we”, “us”, “our” are used interchangeably in this Annual Report and mean Portage Biotech Inc.. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Portage Biotech Inc., which changed its name from Bontan Corporation inc. on July 5, 2014,moved its jurisdiction from the Province of Ontario, Canada to the British Virgin Islands (BVI) as per the certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. Approximately 40% of its common stock was held by non-United States citizens and residents as of September 30, 2013 being its latest second quarter end. However, our business is administered principally outside the United States and all our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in US dollars ("US $") and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee.

All dollar amounts set forth in this report are in US dollars, except where otherwise indicated.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

On June 4, 2013, the Company completed an acquisition with Portage Pharma Ltd, incorporated in the British Virgin Islands on May 23, 2012, through exchange of shares as further explained later in this report. The transaction was treated as reverse acquisition for accounting purposes.

As a result, the selected financial data, presented below, represents financial data for the fiscal year 2014 and for the period from May 23, 2012 to March 31, 2013 relating to Portage Pharma Ltd., prepared in accordance with IFRS issued by IASB.  Selected financial data for the earlier fiscal years are not presented since they related to Bontan Corporation Inc., which was an accounting acquiree under the reverse acquisition transaction.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data –

	Year ended March 31, 2014	Period from May 23, 2012 to March 31, 2013

Revenue	-	-
Loss before non-controlling interests	$(6,626,630)	$(29,486)
Non-controlling interests	$(321,683)	$ -
Net Loss attributable to shareholders	$(6,304,947)	$(29,486)
Net loss per share (1)	($0.04)	($0.00)
Working capital	$2,067,319	$474,009
Total assets	$5,263,413	$486,401
Capital stock	$7,256,715	$503,495
Warrants	$1,108,402	$ -
Stock option reserve	$362,440	$ -
Shareholders' equity	$2,393,124	$474,009
Weighted average number of shares outstanding	161,977,171	81,759,076

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

The Company has not declared or paid any dividends in any of the financial periods.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in US dollars. One of the Company’s subsidiaries maintains its books in Canadian dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On July 24, 2014, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately CDN$1 = US$0.93.

The following table sets out the high and low exchange rates in US dollar for one Canadian dollar for each of the last six months

2014	June	May	April	March	February	January
High for period	$0.94	$0.92	$0.92	$0.91	$0.91	$.94
Low for period	$0.91	$0.91	$0.90	$0.89	$0.89	$0.89

The following table sets out the average exchange rates in US dollar for one Canadian dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31,
	2014	2013	2012	2011	2010
Average for the year	0.95	1.00	1.01	0.98	0.92

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

We have not generated any business income since fiscal 2010 and have an accumulated deficit of approximately $6 million as at March 31, 2014. While our management and the Board consist of persons with significant experience in the biotechnology industry, we have no product sales and have no established sales and distribution network.

We expect to be involved in research and development to identify and validate new drug targets that could become marketed drugs for several years to come and will be requiring significant financial resources without any income. We expect these expenses to result in continuing operating losses in the near future.

Our ability to generate future revenue or achieve profitable operations is largely dependent upon our ability to attract and maintain the experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize the drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidate into a marketable drug and we cannot assure you that we will be able to successfully achieve these objectives.

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

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•
delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

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

We believes that the proceeds from the current offering together with cash on hand will be adequate to cover our operational and developmental costs for the next eighteen months. However, We may require substantial additional capital resources to develop potential product candidates, obtain regulatory approvals and ultimately to commercialize such product candidates.

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

Risks Related to Ownership of our shares

There is currently a limited trading market for our Common Shares.

There currently is a limited public market for our Common Shares. Further, although our Common Shares are currently traded on the OTCQB marketplace (PTGEF) and are also listed and traded on the Canadian Securities  Exchange.  Trading of our Common Shares is currently extremely sporadic. As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of our Common Shares. There can be no assurance that a more active trading market for our Common Shares will develop. Accordingly, investors must assume they may have to bear the economic risk of an investment in our Common Shares for an indefinite period of time.

Risks related to penny stocks.

Our Common Shares are subject to regulations prescribed by the SEC relating to “penny stock.” These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (as defined in Rule 501 of the U.S. Securities Act). These regulations could adversely impact market demand for our shares and adversely impact our trading volume and price.

The issuance of Common Shares upon the exercise of our outstanding warrants and options will dilute the ownership interest of existing shareholders and increase the number of shares eligible for future resale.

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders. As of March 31, 2014, we had outstanding warrants to purchase an aggregate of approximately 114 million Common Shares and outstanding options to purchase an aggregate of approximately 5 million Common Shares. To the extent the warrants and options are exercised, additional Common Shares will be issued and that issuance will increase the number of shares eligible for resale in the public market. The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the public market price of our Common Shares.

The Company has not registered the securities or the shares issuable upon exercise of the warrants, which will limit your ability to resell them

Neither the Units nor the shares issuable upon conversion of the warrants to be issued under this private placement have been or will be registered under the U.S. Securities Act or any state securities laws. As a result, they may only be offered or sold if an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state laws applies to the circumstances of the sale

Your investment return may be reduced if we lose our foreign private issuer status.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise, we will be subject to additional reporting obligations under the Exchange Act which would increase our SEC compliance costs.

We may be treated as a passive foreign investment company for U.S. tax purposes, which could subject United States investors to significant adverse tax consequences.

A foreign corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income taxation purposes, if in any taxable year either: (a) 75% or more of its gross income consists of passive income; or (b) 50% or more of the value of the company’s assets is attributable to assets that produce, or are held for the production of, passive income. Based on our current income and assets and our anticipated future operations, we believe that we currently are not a PFIC.U.S. stockholders of a PFIC are subject to a disadvantageous U.S. income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC. The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

U.S. shareholders may not be able to enforce civil liabilities against us.

We are a corporation organized under the laws of the British Virgin Islands. Most of our directors and executive officers are non-residents of the United States. Because a substantial portion of their assets and currently all of our assets are located outside the United States, it may be difficult for investors to effect service of process within the United States upon us or those persons.

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act, and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands, as well as from English common law, the decisions of whose courts are considered persuasive authority but are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The British Virgin Islands courts are also unlikely:

•	to recognize or enforce against us judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States. We have been advised by Forbes Hare, our counsel as to British Virgin Islands law, that (i) they are unaware of any proceedings that have been brought in the British Virgin Islands to enforce judgments of the U.S. courts or to impose liabilities based on the civil liability provisions of the U.S. federal or state securities laws; (ii) a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the British Virgin Islands under the common law doctrine of obligation; and (iii) because it is uncertain whether a British Virgin Islands court would determine that a judgment of a U.S. court based on the civil liability provisions of the U.S. federal or state securities laws is in the nature of a penalty, it is uncertain whether such a liability judgment would be enforceable in the British Virgin Islands.

ITEM 4 – INFORMATION ON THE COMPANY

(A)	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was originally incorporated in Ontario in 1973. It was inactive until 1985. Between 1986 and 2009 , it was engaged in variety of businesses including development of a new technology for the marine propulsion business, distribution and manufacture of a snack food, emerging technology-based businesses and natural resource involving diamond mining and oil & gas exploration. In 2010, the company acquired an indirect interest in two drilling licenses in Israel, which was disposed of for US$ 5 million under a settlement agreement on June 29, 2012 with our minority partner on this project. During the period, the Company went through several name changes ending with Bontan Corporation Inc. ( Bontan).

In December 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology mainly due to the increasing difficulty in getting access to viable oil & gas projects and also due to the potentially more profitable business opportunities which existed in the biotechnology sector. On March 21, 2013, the Company signed a letter of intent with Portage Pharma Ltd, a biotech private limited company formed under the laws of the British Virgin Islands to acquire Portage Pharma Ltd through exchange of shares. The transaction was completed on June 4, 2013 and accounted for as a reverse acquisition.

On July 5, 2013, the Company changed its name to Portage Biotech Inc. and moved its jurisdiction to the British Virgin Islands ( BVI)  under a certificate of Continuance issued by the Registrar of Corporate Affairs of BVI.

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the Quotation Board of the OTC Markets under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”.  Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol “PBT.U”.

 (B)  BUSINESS OVERVIEW

Portage develops pharmaceutical & biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization.

Portage seeks products & co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Our research and development work is primarily carried out through two subsidiaries:

Portage pharmaceuticals Ltd ( PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named PPL, which has been incorporated in the BVI..

PPL’s focus is in discovering and developing innovative cell permeable peptide therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

PPL holds exclusive license in non-oncology fields for patents relating to the use and know how of Antennapedia cell permeable peptide. PPL has also patented in June 2013 proprietary structures in human-derived cell permeable peptides with demonstrated in vitro and in vivo activity and no therapeutic area.

In May 2014, PPL has entered into a Collaborative Research Agreement with Yale University to study the biological activity and cell penetrating properties of peptides developed by Portage and by Professor Alanna Schepartz of Yale’s Department of Chemistry.  These studies will compare the ability of these peptides to cross cell membranes and deliver biologically active cargo to an intracellular target.

In May 2014, PPL also has entered into a materials collaborative research and development agreement (M-CRADA) with the National Eye Institute, one of the National Institutes of Health.   PPL will provide its lead cell permeable peptide targeting inflammatory diseases to Dr. Robert B. Nussenblatt to investigate its efficacy in animal models of uveitis.

In July 2014, PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.

Along with demonstrating that the delivery system is capable of carrying biologically active cargo to intracellular sites of action, the platform has favorable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products.

PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

PPL has prioritized inflammation as an area with a large therapeutic opportunity.

Using a cargo peptide against an anti-inflammatory target, PPL has demonstrated not only cell penetration but also convincing in-vitro and in-vivo pharmacological effects mediated intracellularly. The lead compound is being evaluated in several animal models of human inflammatory disease that will determine its first indication.

Biohaven Pharmaceutical Holding Company Limited (Biohaven)

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven, a private corporation incorporated on September 25, 2013 under the laws of the British Virgin Islands for $3.5 million, payable as $ 1.75 million upfront and the balance in three instalments over the next eleven months. Biohaven’s founder shareholders include originators at Yale University who discovered the therapeutic potential of glutamate modulation in anxiety and depression and have track record of successful registrational trials..

Biohaven is engaged in the development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders.

The first drug candidate being developed is for treatment-resistant mood and anxiety disorders. The lead drug candidate is a Phase 2 ready compound and will enter clinical testing for treatment-resistant mood or anxiety disorders next year.

 A second unique drug candidate also targets the glutamatergic system with a well-established safety profile. Biohaven will begin optimization of its formulation in 2014.

In July 2014, the U.S. Patent and Trademark Office (“USPTO”)issued Patent No. 8,778,979B2 related to Biohaven’s intellectual property licensed from Yale University (U.S. Patent Application No. 11/399,188).  The patent claims cover the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD).  Patent protection under 8,778,979 B2 extends until April 27, 2029. Biohaven has exclusive rights to all divisionals or continuations stemming from the parent-US Patent Application No. 11/399,188.

GAD affects approximately 6.8 million adults or 3% of the U.S. population. GAD is characterized by excessive anxiety and uncontrollable worry that interferes with an individual’s daily functioning. Anxiety symptoms are often accompanied by restlessness, fatigue, difficulty concentrating, irritability, muscle tension and increased sleep. GAD is more common in women than men and is often characterized by a chronic course.  Current medication treatments are fully effective in only half of patients. Preclinical and clinical studies suggest that dysfunction in glutamatergic neurotransmission plays a central role in the pathophysiology of mood and anxiety disorders. Directly targeting the glutamatergic system may lead to more effective treatments for mood and anxiety disorders that fail to respond to current monoamine based therapies.

The patent being issued by the USPTO will provide strong IP protection for Biohaven’s lead candidate in GAD. Biohaven expects to enter initial clinical studies within a year.

We also have  a wholly owned subsidiary, Portage Services Ltd.,(PSL) which was incorporated in Ontario, Canada under the name 1843343 Ontario Inc. and changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company as per the requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and looks after all corporate, financials and regulatory matters.

We have developed a comprehensive website – www.portagebiotech.com   which provide information on our people, activities and other corporate details.

(C) ORGANIZATIONAL STRUCTURE

Following diagram reflects our current organization structure:

Since the change of business strategy and acquisition of Portage Pharma Ltd in June 2013, as discussed in this report, the Company’s organizational structure changed significantly.

Effective June 4, 2013, Dr. Declan Doogan became the Chief Executive Officer (CEO), replacing Mr. Kam Shah who continues as Chief Financial Officer. The two existing directors –Mr. Dean Bradley and Mr. Brett Rees resigned and were replaced by three new directors; Dr. Declan Doogan, Dr. Gregory Bailey and Mr. James Mellon. Mr. Kam Shah continues as the fourth director. These four directors were re-appointed in the shareholders annual and special meeting of March 7, 2014.

Effective June 4, 2013, a wholly owned subsidiary, PPL was created from merger of two subsidiaries.
PPL management consisted of DR. Bruce Littman as CEO , Dr. Frank Marcoux as Chief Scientific Officer (CSO) and Mr. Kam Shah as CFO. The PPL management reports to the PPL Board of directors comprising Dr. Doogan as Chairman, Dr. Bailey, Mr. Shah, Dr. Littman and DR. Marcoux. PPL also created a scientific advisory board (SAB) consisting of Dr. Sankar Ghosh, DR. Michael Caplan and DR. Burt Adelman. In addition, PPL has seven consultants comprising scientists and researchers.

Biohaven where the Company has approximately 54% has independent management comprising Dr. Declan Doogan  as Executive Chairman and Dr. Robert Burman as CMO. Its board of directors comprise Dr. Doogan as Chairman, Dr. Bailey , Mr. Shah, Dr. Vlad Coric and Mr. Childs. Mr. Mellon and Dr. Berman are alternative directors. The SAB comprise Dr. John Krystal and Dr. Gerard Sanacora and Dr. Maurizio Fava.

PSL is a Canadian subsidiary which provides regulatory and corporate services to the Company. Mr. Shah who is based in Toronto looks after all the services and was assisted by an assistant controller who resigned in July 2014. Mr. Shah works with Dr. Bailey and Dr. Doogan who provide the duel control on the operational matters.

A brief biodata of the key  people in our organization is provided below:
Declan Doogan M.D. – Director and CEO
•	Has more than 30 years’ experience in the global pharmaceutical industry.
•	He joined Pfizer in 1982, where he held a number of senior positions in R&D in the USA, UK and Japan. He retired from Pfizer in 2007 as the Senior VP Head of World Development. Subsequently
•	Was interim CEO and CMO at Amarin.
•	Holds visiting professorships at Glasgow, Kitasato (Tokyo) and Cork Universities . He received his Medical degree from Glasgow University.

Kam Shah CA, CPA (CANADA), CPA (US), CGMA (US) –CFO and Director
•	Senior financial executive with over 25 years of corporate finance,
•	Was senior manager with two of the largest accounting firms, Ernst & Young and Price Waterhouse Coopers
•	Worked in industry under various roles from an office manager to CEO, CFO of public companies.

Gregory Bailey M.D. – Chairman
•	Former director and financier of Medivation Inc. (MDVN: NASDAQ).
•	Co-founder, of Ascent Healthcare Solutions: VirnetX Inc internet security (VHC: AMEX) and Duramedic Inc. a medical products company.
•	Has Medical Doctorate from the University of Western Ontario.

Jim Mellon – Director
•	Director of multiple public companies: In the biopharma sector Miraculins, Plethora Solutions, and the Summit Corporation.

•	Chairman of AIM listed Port Erin Biopharma Investments, a fund specialising in biopharma investments

•	The author of the best-selling book “Cracking the Code.

•
Other listed company directorships include chairman of Manx Financial Group and Speymill, co-chairman of both Regent Pacific Group and West African Mining Corporation, and a board member of Brazilian Gold Corporation, Charlemagne Capital and Condor Resources.

Bruce H. Littman, MD – CEO
•	Former Pfizer VP Global Translational Medicine

•	Over 30 years pharmaceutical company and academic research experience

Frank W. Marcoux, Ph.D. - CSO
•	Former Pfizer VP Quantitative and Innovative Medicine WW Development and former VP Biology Discipline WW Discovery

•	Over 25 years pharmaceutical company and academic research

Vlad Coric, MD – Director
•	Has over 14 years of clinical trial experience as the Chief of Inpatient Services at the Yale Clinical Neuroscience Research Unit.
•	An Associate Clinical Professor of Psychiatry at the Yale
•	A co-inventor of Yale intellectual property related to the use of glutamate modulating agents
•	Earned his medical degree at Wake Forest University School of Medicine, and received his BS from University of Connecticut in Physiology and Neurobiology.
•	Has over 45 peer-reviewed journal and book publications.

Robert Berman , MD - CMO
•	Almost 30 years of neuroscience research

•	13 years of clinical development experience (Pfizer and Bristol-Myers Squibb)

•	Professor of Psychiatry (Adjunct), Yale School of Medicine

•
Over 60 peer-reviewed publications –  including first clinical trial with ketamine in patients with depression and leading  the registrational program to obtain the first indication for a neuroleptic in the adjunctive treatment of major depressive disorder

•	BA, Molecular Biophysics and Biochemistry, Yale University

•	M.D., Mount Sinai School of Medicine

John Krystal, M.D.
•	Chairman of Psychiatry and Professor, Yale School of Medicine.
•	Expert in the areas of psychopharmacology, glutamatergic neurotransmission, alcoholism, schizophrenia, and post-traumatic stress disorders.

Gerard Sanacora, M.D., Ph.D.
•	Professor of Psychiatry and Director of the Yale Depression Research Clinic

•	Expert in elucidating the pathophysiological mechanisms associated with mood and other neuropsychiatric disorders.

Maurizio Fava M.D.
•
Director, MGH Clinical Research Program (CRP), Executive Vice Chair for the MGH Department of Psychiatry, Executive Director, MGH Clinical Trials Network and Institute, Director, and Slater Family Professor of Psychiatry at Harvard Medical School

•	Expert in affective disorders and clinical trial design – with over 600 original articles

(D) PROPERTY PLANTS AND EQUIPMENT

Our subsidiary, Portage Services Ltd., currently leases office space at 47 Avenue Road, Suite 200, and Toronto, Ontario, Canada for approximately $2,300 per month. The leased area is approximately 950 square feet. Our current lease agreement is a month to month arrangement.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations
	Year ended March 31,2014	May 23, 2012 to March 31, 2013
	in 000' US $	in 000' US $
Expenses	(6,627)	(29)
	(6,627)	(29)
Non-controlling interests	(322)	-
Net loss attributable to shareholders	(6,305)	(29)
Deficit at end of year	(6,334)	(29)

Overview

Significant changes in the business strategy and organizational changes are explained  under item 4 (B) and (C) of this report. Three other operational matters consisted of  reverse acquisition transaction, change in the functional and reporting currency and investment in Biohaven. These are further elaborated below:

Reverse Acquisition Transaction

On June 4, 2013, the Company completed an acquisition with PPL pursuant to which a wholly owned subsidiary of the Company, Portage Acquisition Inc. and PPL amalgamated, resulting in the Company owning all of the issued and outstanding shares of the amalgamated entity.

Pursuant to a Share Exchange Agreement, Bontan issued 81,759,076 common shares and 71,456,420 warrants to PPL shareholders in exchange for PPL shareholders transferring all their shares in favour of Portage Acquisition Inc. Warrants can be exercised within two years at an exercise price of US$0.29 to acquire an equal number of common shares of the Company. In addition, Bontan also issued 9,811,091 shares to a company as compensation for financial advisory services rendered in connection with the transaction. The fair value of these shares of $ 3,826,325 was expensed.

Although the transaction resulted in PPL becoming a wholly owned subsidiary of the Company, the transaction constitutes a reverse acquisition in as much as the shareholders of PPL own a substantial majority of the outstanding common shares of the Company and three out of four members of the Board of Directors of the Company are PPL shareholders. As a result, PPL controls the Company.

The transaction has therefore been accounted for as a reverse acquisition in accordance with guidance provided in International Financial Reporting Standards (“IFRS”) 3 Business Combinations and IFRS 10 Consolidated Financial Statements.

These consolidated financial statements include:

a.	The assets and liabilities of PPL at their pre-acquisition carrying amounts as at March 31, 2014 and expenses for the year ended on that date
b.	The assets and liabilities of Bontan as at March 31, 2014 and expenses from June 4, 2013 to March 31, 2014.
c.	Share capital representing the total number of shares issued by the Company.
d.
Value of the share capital was computed by adding to the value of the share capital of PPL on the date of acquisition, June 4, 2013, the fair value of Bontan as allocated to shares issued on the date of acquisition, and adjusted to any exercise or issuance of shares, warrants and options during the year ended March 31, 2014.

e.	Comparative figures are those of PPL.

The fair value of the consideration is determined based on the fair value of net assets acquired by PPL, which was computed as $2,869,815, as follows:

Cash	$3,006,593
Office equipment and furniture	5,286
Other assets	153,963
Liabilities	(296,027)

Fair value of consideration	2,869,815

The fair value of the consideration was allocated:

To shares issued                                                                $1,761,413
To warrants issued                                                            $1,108,402

Functional and presentation currency

On June 4, 2013, the Company did an analysis applying the primary and secondary indicators in IAS 21 and determined that, as a result of the reverse acquisition transaction discussed in Note 2 and change of its jurisdiction to BVI; its economic circumstances have changed. The Company is expected to incur substantially all expenses in US Dollars and expects future revenues in US Dollars.

The management therefore concluded that the US Dollar is the most appropriate functional currency for all operations. The Company has also decided to change its presentation currency to the US Dollar.

The effect of the above change in functional currency has been accounted for prospectively as provided under IAS 21 the effect of changes in foreign exchange rates. Accordingly, all Non-US dollar items were translated into US dollars using the exchange rate as of June 4, 2013. The resulting translated amounts for non-monetary items were treated at their historical costs.

Investment in Biohaven

Biohaven was incorporated in the British Virgin Island on September 25, 2013. Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven founders who held a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders, transferred it to Biohaven and acquired 9,400 shares of common stock of Biohaven.

On January 6, 2014, the Company entered into Securities Purchase agreement and Stockholders agreement with Biohaven. Under the terms of these agreements, Portage was issued 11,504 shares  at $304.24 per share for a total price of $ 3.5 million. Biohaven agreed to allow Portage to pay the purchase price in four installments - $1,750,000 on signing, $ 750,000 on August 1, 2014, $ 500,000 on December 3, 2014 and the balance $ 500,000 on February 4, 2015. The first payment was made upon signing. The remaining payments, if not made on time, will result in Portage having to surrender its Biohaven shares proportionately.

A new board of directors was appointed effective January 6, 2014 which comprised five members, three of whom, Dr. Doogan, Dr. Bailey and  Mr. Shah are the directors of  Portage. Dr. Doogan  is one of the founding shareholders of Biohaven.

Given that as at March 31, 2014, Portage held 11,504 shares out of total issued shares of 21,304 – 54% equity and has three of its directors forming majority of directors on the board of Biohaven, the Company consolidated the results of Biohaven.

The consolidated expenses include Biohaven expenses of approximately $700,000 of which 46%  or approximately $ 322,000 was attributed to non-controlling interest.

Interest of the non-controlling interests on the date of acquisition was valued at $ 3 million based on the their 46% equity being valued on the basis of the price we paid for 54% equity in Biohaven. In absence of any net tangible assets in Biohaven on the date of the acquisition, the entire amount was treated as goodwill as per IFRS 3 – business combinations.

Changes in the fair value of goodwill  that result from additional information obtained during the measurement period (maximum one year from the acquisition date) about facts and circumstances that existed at the acquisition date will be adjusted retrospectively against goodwill. nO such adjustment was considered necessary as at March 31, 2014.

Expenses

The overall analysis of the expenses is as follows: ( in 000’$)

	Year ended March 31, 2014	May 23, 2012 to March 31, 2013

Acquisition related costs	3,839	-
Consulting fees	1,162	-
Research & development	$ 1,136	$ 27
Professional fees	336	-
Other costs	154	2
	$ 6,627	$ 29

Acquisition related costs

Acquisition related costs include approximately $ 3.8 million paid to a company  as compensation for financial advisory services rendered in connection the acquisition of Portage Pharma Ltd., detailed under Overview section of this report. This consists of issuance of approximately 9.8 million common shares of the Company on June 4, 2013 valued at $0.39 being the quoted market price of the common shares on the date of their issuance.

Approximately $ 13,000 fee was paid in cash to various independent consultant for due diligence on Biohaven, detailed under Overview section of this report and other potential investment targets.

The cost was expensed as per IFRS 3.

Consulting fees

Fees include cash fee, shares and options issued to key management, directors and others as detailed in Note 11 to the consolidated financial statements for the year ended March 31, 2014.

CFO was paid cash fee of $102,458. He along with the CEO and the chairman who provided business development and investor relations services were issued 4 million common shares valued at $691,000 based on the quoted market price of the shares on the dates of their issuance.

Four directors of the Company were also issued 2.9 million options , valid for five years and are convertible into equal number of common shares at a conversion price of $0.20 and are to be vested in equal monthly instalments over the year ending December 31, 2014. These options were valued at  approximately  $232,000 based on a Black-Scholes option pricing model.

Key management opted to accept shares and options instead of cash fee to ensure cash is available for outside consultants and for research and development costs.

Research & development

These costs comprised the following:

	Year ended March 31, 2014	May 23, 2012 to March 31, 2013
	in 000$
licenses fee	26
patent registration (a)	29
Consulting fee ( c)	365	27
fee paid by Biohaven under a service contract (b)	500
Other outside services - lab tseting, peptide production etc.	215
	$ 1,135	$ 27

(a)	Company’s subsidiary PPL paid the license fee to a non related entity in respect of ANTP license under License Agreement dated January 25, 2013.

(b)
Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc, a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system.

(c)	Consulting fee includes fees totaling to approximately $306,000 paid to the CEO and CSO of PPL . Fee includes value of the vested options of approximately $57,000 and balance in cash.

Professional fees

Professional fees consisted of Audit and related fee of approximately $47,000 and legal fee of approximately $289,000. There were no legal fees during the period from May 23, 2012 to March 31, 2013.

Legal fee includes approximately $181,000 relating to legal work charged to Biohaven.

A relatively high legal fee for the year ended March 31, 2014 was largely due to costs of incorporations in the British Virgin Islands, jurisdictional changes, initiations of various documents relating to acquisitons and service contracts, which had to go through several amendments and extensive negotiations and general regulatory services.

(B)           Liquidity and Capital Resources

Working Capital

As at March 31, 2014, the Company had a net working capital of approximately $2.1 million compared to a working capital of approximately  $470,000 as at March 31, 2013. The increase in working capital is largely due to cash of approximately $ 3 million received on acquisition accounted for as reverse acquisition as explained under Overview section of this report.

Operating cash flow

During the fiscal year 2014, operating activities required a net cash outflow of approximately $1.9 million, which primarily include research and development costs of approximately $ 1.1 million incurred by its operating subsidiaries – PPL and Biohaven. The balance comprised mainly legal costs and consulting.

During the fiscal period May 23, 2012 to March 31, 2013, operating activities required a net cash outflow of approximately $17,000 mainly due to consulting fee.

Operating costs were met from the cash received on acquisition as explained above.

The Company is in pre-clinical stage and is required to perform further research and development and also fulfil its financial obligation of $ 1,750,000 to Its subsidiary, Biohaven to retain its 54% equity in Biohaven. The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1. the existence of economically recoverable medical or industrial solutions;

2. the ability of the Company to obtain the necessary financing to complete the research; or

3. future profitable production from, or proceeds from the disposition of intellectual property.

Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. However, the consolidated financial statements for the year ended March 31, 2014 includes a going concern note which reflects need for further financing to continue our planned research and development work and operating needs of all our subsidiaries.

Investing cash flows

There were no investing activities in the reporting periods.

Financing cash flows

During the year ended March 31, 2014, the Company had a net cash inflow of approximately $3.8 million from its financing activities.

 Approximately $ 3 million was received as a result of acquisition as more fully explained under Overview section of this report. The Company also realized approximately $ 295,000 from the PPL shareholders towards their capital commitment made in prior period and $ 474,000 were received from exercise of options and warrants by the Company’s shareholders.

The net cash inflow during the period from May 23, 2012 to March 31, 2013 was approximately $ 208,000  representing capital contribution by the PPL shareholders.

 (C)           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

From May 23, 2012 to date , the Company through its operating subsidiaries is engaged in pre-clinical studies as detailed under Item 4 (B) business overview of this report. Research and development expenses analysis and details are provided under Item 5 (A) of this report. All research and development expenses are expensed as they are incurred.

PPL holds an exclusive licence in non-oncology fields under patents granted in the USA, Australia, Israel and New Zealand and patents applied for in Japan and Canada, and an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein (ANTP) transduction technology developed by Trojantec for non-oncology products, treatments or medications.

PPL also filed the following two patents during the fiscal year 2014:

(a)	Cargo Peptides and Uses for Antennapedia Homeodomain-based Protein Biological Drugs – new provisional patent for Antennapedia structures and indications.

(b)
Structure, Manufacturing and uses of Human-derived Cell-Permeable Peptides Conjugated with Special Biologically Active Cargo Peptides – Converted 2013 provisional patent into an international patent for our own proprietary human-derived cell permeable peptides to maintain June 11, 2013 priority date with addition of more specific examples with supporting animal data, new specific structures, indications and manufacturing details.

Biohaven holds an exclusive license from Yale University regarding the use of certain glutamate modulating agents in neuropsychiatric disorders.

In May 2014, Biohaven has been issued by the U.S. Patent and Trademark Office (“USPTO”) a notice of allowance related to Biohaven’s intellectual property licensed from Yale University (U.S. Patent Application No. 11/399,188).  The patent claims cover the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD).

D)           TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than as disclosed elsewhere in this report (Refer to the heading entitled “Risk Factors”).

(E)           OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2014, and 2013, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)           CONTRACTUAL OBLIGATIONS

None.

(G)           SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of July 24, 2014, the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, UK Chairman of the Board of Director	June 4, 2013	See brief biography below
Dr. Declan Doogan Stonington, CT, USA Chief Executive Officer and Director	June 4, 2013	See brief biography below
Mr. Jim Mellon (2) (3) Isle of Man Director	June 4, 2013	See brief biography below
Mr. Kam Shah (2) Ontario, Canada Director and Chief Financial Officer	January 3, 1999	May 17, 2004 – June 4, 2013 – Chief Executive Officer of Bontan, March 9, 2010 till date – Sole director, CEO/CFO of ZD Ventures Corporation

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Member of the Audit and Compensation Committee. Mr. Jim Mellon is the Chair of this Committee.
(3)	Independent directors

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

Other Relationships

There are no arrangements or understandings between any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or members of senior management except that as per the terms of the Share Exchange Agreement with Portage Pharma Ltd  dated  May 21, 2013. Board of Director of Portage will nominate Mr. Kam Shah as director for at least three years and Mr. Shah will be employed as CFO for the term of two years and in a mutually acceptable capacity for the third year.

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

2.           Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2014, 2013. Since the acquisition of Portage Pharma Ltd has been accounted as reverse acquisition as explained earlier in this report, details for the prior period related to Portage pharma Ltd which was incorporated on May 23, 2012

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee (3)	Bonus	Other annual compensation(6)	Securities under options/SARs Granted (1) & (4)	Shares or units subject to resale restrictions (4)	LTIP (2) payouts	all other compensation (5)	Total compensation
		($)	($)	($)	$	($)	($)	($)	($)
Declan Doogan
CEO	2014				135,743	270,000			405,743
CEO	2013	-			-			-	-
Kam Shah
CFO	2014	253,458			67,871			-	321,329
Gregory Bailey
Chairman/Business development	2014				135,743	270,000			405,743
Chairman/business development	2013	-			-				-
James Mellon
Independent director	2014	-			54,297				54,297

Notes:
1.	“SAR” means stock appreciation rights. The Company never issued any SARs
2.	“LTIP” means long term incentive plan.
3.	Fee includes issuance of 1 million shares to Mr. Shah valued at $151,000.
4.
Consists of 1.5 million restricted shares each to Dr. Doogan and Dr. Bailey valued at $270,000 each for services rendered. Restrictive legend can only be removed by either filing a registration statement or seeking exemption under Rule 144 of the Securities Act.

5.
Total of 2.9 million options were issued to the four key executives. One million each to Dr. Doogan and Dr. Bailey, 500,000 to Mr. Shah and 400,000 to Mr. Mellon. . These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.20 per common share. The Options were registered with the US Securities and Exchange Commission on December 19, 2013 and will vest in equal instalment over the twelve months ending December 31, 2014.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Portage. In carrying out its mandate the Board holds at least one meeting every month. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 12 meetings, mostly by way of conference calls, during our financial year ended March 31, 2014.  To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit and Compensation Committee effective June 27, 2013.as more particularly discussed below.

Audit and Compensation Committee (“ACC”)

The members of the ACC consist of Jim Mellon, Greg Bailey and Kam Shah. Jim Mellon and Greg Bailey are the independent directors and Kam Shah is an executive director. Jim Mellon is the chairman of the Committee. The ACC was approved in the board meeting on June 27, 2013.

Two new Charters were adopted on June 27, 2013 – Charter of the ACC relating to compensation matters and Charter of the ACC relating to Audit matters. These Charters are included in the Exhibits to this report.

The ACC relating to audit matters  is charged with overseeing the Company's accounting and financial reporting policies, practices and internal controls. The committee reviews significant financial and accounting issues and the services performed by and the reports of our independent auditors and makes recommendations to our Board of Directors with respect to these and related matters.

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

A CC Charter relating to compensation matters will monitor incentive and equity based compensation plans for the executives based on their periodic performance evaluation.

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

(D)  EMPLOYEES

The Company presently has no  employee. It uses the services of consultants from time to time.

(E)  SHARE OWNERSHIP

The Company usually creates two Plans, Consultants Stock Compensation Plan and Stock Option Plan.

As at July 24, 2014, the date of this report, the Company had one active Consultants Stock Compensation Plan and two active Stock Option Plans.  Details of these Plans and movements therein during the fiscal 2014 are given in Notes 6(e) and 7(b) respectively to the consolidated financial statements for the fiscal 2014.  As of the date of this report, there were 4,061,667 common shares registered under the Consultants Stock Compensation Plan and not yet allotted, and 5,010,000 outstanding options under the Stock Option Plans.

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

The following table sets forth the share ownership of our executive officers and directors as at July 24, 2014:

	Common Shares Beneficially Owned		Options and Warrants Exercisable for Common Shares
Name	Number	Percentage *	Number		Exercise price - in US$	Expiry date(s)
Kam Shah	2,359,131	1.31%	200,000	O	0.35	18-Aug-15
			500,000	O	0.20	12-Dec-18
Declan Doogan	27,711,068	15.33%	22,908,149	W	0.29	06- June- 15
			1,000,000	O	0.20	12-Dec-18
Greg Bailey	27,711,068	15.33%	22,908,149	W	0.29	06- June- 15
			1,000,000	O	0.20	12-Dec-18
James Mellon	26,211,068	14.50%	22,908,149		0.29	06- June- 15
			400,000	O	0.20	12-Dec-18

* Based on 180,775,790 issued and outstanding common shares at July 24, 2014

O = Options and W= warrants

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

As at July 24, 2014, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 44% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 24, 2014, the Company had 180,775,790 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 95 record holders excluding the beneficial shareholders held through the intermediaries.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of July 24, 2014. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant.  These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares
Declan Doogan	51,202,548 (1)	20%
Greg Bailey	51,202,548 (1)	20%
James Mellon	49,352,548 (2)	20%

(1)	Includes 23,491,480 shares issuable upon exercise of warrants and vested options

(2)	Includes 23,141,480 shares issuable upon exercise of warrants and vested options

The Company is a publicly owned BVI corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. The Company is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements for the year ended March 31, 2014.

(i) Business expenses of $12,786 were reimbursed to directors of the Company.

(ii) Consulting fees include cash fee paid to key management for services of $102,458

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

(B)  SIGNIFICANT CHANGES

Subsequent events have been evaluated through July 24, 2014, the date of this report. There were no major events which could have any bearing on the consolidated financial statements for the eyar ended March 31, 2014.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Quotation Board.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31 2014	High (US$) 0.42	Low (US$) 0.06
2013	0.16	0.01
2012	0.18	0.02

2011 2010	0.40 0.45	0.07 0.06

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal Quarter ended	High	Low
	In US$	In US$
June 30, 2014	0.12	0.09
March 31, 2014	0.23	0.08
December 31, 2013	0.30	0.16
September 30, 2013	0.38	0.22
June 30, 2013	0.42	0.15
March 31, 2013	0.16	0.07
December 31, 2012	0.11	0.04
September 31, 2012	0.06	0.01
June 30, 2012	0.04	0.02

The following table outlines the high and low market prices for each of the most recent six months:

Month	High	Low
	In US$	In US$

June 2014	0.11	0.09
May 2014	0.11	0.09
April 2014	0.12	0.09
March 2014	0.17	0.06
February 2014	0.19	0.13
January 2014	0.24	0.13

(B)  PLAN OF DISTRIBUTION
Not applicable.

(C)  MARKETS

The Company’s common shares currently trade in two places

On OTC Quotation Board under the trading symbol “PTGEF”. The shares have been traded on OTCQB since 2000.

Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol “PBT.U”.

(D)  SELLING SHAREHOLDERS

Not applicable.

(E)  DILUTION

Not applicable.

 (F)  EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

(A)  SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

 (B)  MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Effective July 5, 2013, The Company moved its jurisdiction from Ontario to British Virgin Islands.  our affairs are therefore governed by the provisions of our memorandum of association and articles of association, as adopted on becoming a BVI corporation, and by the provisions of applicable British Virgin Islands law.

 Pursuant to our Memorandum and Articles of Association, we are authorized to issue a unlimited number of ordinary shares of no par value of which 180,775,790 shares are issued and outstanding.

The following are summaries of material terms and provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms of our ordinary shares. Unless otherwise stated, the following summaries are of the terms of our shares as of the date of this annual report. This summary is not intended to be complete, and you should read the form of our Memorandum and Articles of Association, which has been filed as an exhibits to this report.

Meetings of shareholders

If our shareholders want us to hold a meeting of shareholders of the company, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 10% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 10%.

Subject to our Memorandum and Articles of Association, a meeting of shareholders of the company will be called by not less than twenty one days' written notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

 A meeting may be called by shorter notice than that mentioned above, but, subject to our articles of association, it will be deemed to have been duly called if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute a waiver in relation to all the shares which that shareholder holds.

 A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy two or more shareholders entitled to vote at the meeting. Shareholders.

Rights attaching to shares

Voting rights

 Holders of our ordinary shares have identical rights, including dividend and liquidation rights, provided that, except as otherwise expressly provided in our Amended Memorandum and Articles of Association or required by applicable law, on any matter that is submitted to a vote of our shareholders, holders of our ordinary shares are entitled to one vote per ordinary share.

 Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, Equity Transfer Services Inc., which enters the names of our shareholders in our register of members. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

 Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder of record who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken.

 No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting. Shareholders of record may also pass written resolutions without a meeting.

Protection of minority shareholders

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the corporation, our Memorandum and Articles of Association. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the Memorandum and Articles of Association.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company's Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

Pre-emption rights

British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights, save to the extent that they are expressly provided for in the Memorandum and Articles of Association) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law. There are no pre-emption rights applicable to the issuance of new shares under either British Virgin Islands law or our Amended Memorandum and Articles of Association.

Liquidation rights

As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Modification of rights

 As permitted by British Virgin Islands law, and our Memorandum and Articles of Association, we may vary the rights attached to our ordinary shares only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of a particular class of shares.

Transfer of shares

Subject to any applicable restrictions set forth in our Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our board of directors may, in its absolute discretion, resolve to refuse or delay the registration of any transfer of any share for reasons that shall be specified in the Resolution of Directors. If our directors refuse or delay the registration of a transfer they shall, as soon as practicable, send to each of the transferor and the transferee notice of such refusal or delay in the agreed form.

Changes in authorized ordinary shares

By resolution of our shareholders or resolution of our directors we may (i) consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares; (ii) sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; (iii) cancel any ordinary shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or (iv) create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval.

Share repurchase

As permitted by the BVI Act and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us.

Dividends

Subject to the BVI Act and our Memorandum and Articles of Association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the 'solvency test'. A company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

Untraceable shareholders

 We are entitled to sell any shares of a shareholder who is untraceable, as long as:

•	all checks, not being less than three in total number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years;

•
we have not during that time or before the expiry of the three-month period referred to in the following point received any indication of the existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•
upon expiration of the twelve-year period, we have caused an advertisement to be published in newspapers, giving notice of our intention to sell these shares, and a period of three months or such shorter period has elapsed since the date of such advertisement.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Board of directors

 We are managed by a board of directors which currently consists of four directors.

Our shareholders may, pursuant to our Memorandum and Articles of Association, at any time remove any director before the expiration of his or her period of office for cause, and may, pursuant to our Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Amended Memorandum and Articles of Association (if any).

There are no share ownership qualifications for directors.

 Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

  A meeting of our board of directors will be competent to make lawful and binding decisions if at least one half  of the directors are present or represented. unless there are only two directors, in which case, the quorum shall be two. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall not have a second or deciding vote. Our board of directors may also pass unanimous written resolutions without a meeting.

 The remuneration to be paid to the directors shall be such remuneration as the directors shall determine. Under our Memorandum and Articles of Association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of their duties as director.

Issuance of additional ordinary shares

Our Memorandum and Articles of Association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

  Our Memorandum and Articles of Association authorize our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

Changes in authorized shares

We are authorized to issue unlimited number of  ordinary shares without par value,  which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. We may by resolution:

o	consolidate and divide all or any of our unissued authorized shares into shares of a larger amount than our existing shares;

o	sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act;

o	•cancel any ordinary shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

o
create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval.

Inspection of books and records

Under British Virgin Islands law holders of our ordinary shares will be entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a)  Memorandum and Articles of Association; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder.

Subject to our Memorandum and Articles of Association, our board of directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they shall notify the shareholder as soon as reasonably practicable.

Differences in corporate law

We are now  incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Ontario Companies laws.

Conflicts of interest

  Pursuant to the BVI Act and the company's memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

•	vote on a matter relating to the transaction;

•	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

•	sign a document on behalf of the company, or do any other thing in his capacity as a director, that relates to the transaction.

Anti-money laundering laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

 We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

 If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act 1997 (as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Duties of directors

British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Anti-takeover provisions

 The BVI Act does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred shares, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings and submit shareholder proposals.

Interested directors

 The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director's interest was disclosed to the board prior to the company's entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on the usual terms and conditions). As permitted by British Virgin Islands law and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Voting rights and quorum requirements

 Under British Virgin Islands law, the voting rights of shareholders are regulated by the company's Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast.

Mergers and similar arrangements

 Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of two thirds (2/3) or more of the votes of the shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of amended association and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Shareholder suits

We are not aware of any reported class action or derivative action having been brought against the company in a British Virgin Islands court.

 Under the BVI Act, if a company or a director of a company engages in, or proposes to engage in, conduct that contravenes the BVI Act or the memorandum of association or articles of the company, the BVI Court may, on the application of a shareholder or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in that conduct.

In addition, under the BVI Act, the BVI Court may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company or to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave for such derivative actions, the Court must take into account certain matters, including whether the shareholder is acting in good faith, whether the derivative action is in the interests of the company taking account of the views of the company's directors on commercial matters and whether an alternative remedy to the derivative claim is available.

A shareholder of a company may bring an action against the company for breach of a duty owed by the company to him as a shareholder. The BVI Act also includes provisions for actions based on oppression, and for representative actions where the interests of the claimant are substantially the same as those of other shareholders.

Corporate governance

 British Virgin Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve.

Indemnification

British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by him or her as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Staggered board of directors

 The BVI Act does not contain statutory provisions that require staggered board arrangements for a British Virgin Islands company and our articles of association do not provide for a staggered board.

(C) MATERIAL CONTRACTS

The Company had no material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the year immediately preceding the filing of this report.

(D) EXCHANGE CONTROLS

There is no income or other tax of the British Virgin Islands imposed by withholding or otherwise on any payment to be made by us.

We are free to acquire, hold and sell foreign currency and securities without restriction. There is no exchange control legislation under British Virgin Islands law and accordingly there are no exchange control regulations imposed under British Virgin Islands law that would prevent us from paying dividends to shareholders in United States Dollars or any other currencies, and all such dividends may be freely transferred out of the British Virgin Islands, clear of any income or other tax of the British Virgin Islands imposed by withholding or otherwise without the necessity of obtaining any consent of any government or authority of the British Virgin Islands.

 (E)  TAXATION

British Virgin Islands Tax Consequences

Under the law of the British Virgin Islands as currently in effect, a holder of shares of the Company who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to the shares of the Company, and all holders of securities of the Company are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of such securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BCA.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BCA. In addition, securities of companies incorporated or re-registered under the BCA are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between (i) the United States and the British Virgin Islands or (ii) Canada and the British Virgin Islands, although a Tax Information Exchange Agreement is in force between the United States and the BVI and Canada and the BVI

U.S. Federal Income Tax Consequences

  The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning, and disposing of our ordinary shares as of the date hereof. This discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. This summary applies only to U.S. Holders that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment), and it does not describe all of the U.S. federal income tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	banks and other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers and traders in securities that use mark-to-market accounting for U.S. federal income tax purposes;

•	U.S. Holders holding Class A ordinary shares as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	U.S. Holders liable for the alternative minimum tax;

•	tax-exempt organizations or entities, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

•	U.S. Holders that received the Class A ordinary shares as compensation for the performance of services;

•	U.S. Holders holding Class A ordinary shares that own or are deemed to own 10% or more of the voting shares of the Company; or

•	former citizens and residents of the United States subject to tax as expatriates.

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect and available. These authorities are subject to change, possibly with retroactive effect. U.S. Holders should consult their own tax advisers concerning the U.S. federal, state, local, and foreign tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

 For purposes of this summary, a "U.S. Holder" is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and one or more U.S. persons that have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the ordinary shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes.. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of owning, and disposing of Class A ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

Taxation of distributions

 Distributions paid on ordinary shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid to a U.S. Holder with respect to ordinary shares generally will be taxable as ordinary income at the time of receipt by a U.S. Holder. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, thereby reducing such U.S. Holder's adjusted tax basis in ordinary shares (but not below zero), and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held ordinary shares for more than one year as of the time such distribution is received. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Distributions of additional ordinary shares to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

 With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that our ordinary shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such ordinary shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our ordinary shares currently trade on the OTCQB and are also listed an dtraded on Canadian Securities Exchange , which may be  treated as a qualifying securities market. However, there is no assurance that our ordinary shares will remain "readily tradable" and, additionally, such reduced rate will not apply if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year.

 Dividends received on the ordinary shares will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Sale or other taxable disposition of shares

For U.S. federal income tax purposes, gain or loss realized on the sale or other taxable disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder held ordinary shares for more than one year. Non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

 The amount of the gain or loss realized will be equal to the difference between a U.S. Holder's adjusted tax basis in the ordinary shares disposed of and the amount realized on the sale or other taxable disposition. A U.S. Holder's initial tax basis in its ordinary shares will be the amount paid for ordinary shares. Such gain or loss generally will be U.S.-source gain or loss for U.S. foreign tax credit purposes.

Passive foreign investment company considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation will be classified as a PFIC in any taxable year in which, either:

•	at least 75% of its gross income is "passive income"; or

•
at least 50% of the average quarterly value of its total gross assets (which may be determined, in part, by the market value of our ordinary shares, which is subject to change) is attributable to assets that produce "passive income" or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities (other than gains that arise out of commodity hedging transactions, or that are foreign currency gains attributable to any section 988 transactions, or gains from commodities sold in an active trade or business) and securities transactions. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

 Based on our financial statements, relevant market data and the projected composition of our income and the valuation of our assets, we do not expect to be a PFIC for the taxable year ending March 31, 2015. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

 If, however, we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares, gain recognized by a U.S. Holder upon a disposition (including, under certain circumstances, a pledge) of ordinary shares would be allocated ratably over the U.S. Holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. Further, to the extent that any distribution received by a U.S. Holder on ordinary shares exceeds 125% of the average of the annual distributions on such shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections if, contrary to our expectation, we are classified as a PFIC. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

 If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

 If a U.S. Holder owns ordinary shares during any year in which the Company is a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally, with the U.S. Holder's federal income tax return for that year. If the Company were classified as a PFIC for a given taxable year, then holders should consult their tax advisers concerning their annual filing requirements.

 U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Medicare tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their "net investment income," which may include all or a portion of their dividend income and net gains from the disposition of ordinary shares. Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the ordinary shares.

Information reporting and backup withholding

 Payments of dividends and proceeds from the sale or other taxable disposition that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

 The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the United States Internal Revenue Service.

Foreign asset reporting

 Certain U.S. Holders who are individuals are required to report information relating to an interest in ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of ordinary shares.

 (F)  DIVIDEND AND PAYING AGENTS

Not applicable.

(G)  STATEMENT BY EXPERTS

Not applicable.

(H)  DOCUMENTS ON DISPLAY

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing annual, quarterly and current reports and other information with the SEC, which you can access using the means described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the Securities and

Exchange Commission, within four months after the end of our fiscal year ended March 31, 2014 and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 90 days after the end of each quarter.

You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov.

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
a.	Cash– Cash is held with a major international financial institution in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is prepaid to BPI under a master service agreement.

c)	Liquidity risk

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

The Company is in pre-clinical stage and is required to perform further research and development and also fulfil its financial obligation of $ 1,750,000 to Its subsidiary, Biohaven to retain its 54% equity in Biohaven. The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1. the existence of economically recoverable medical or industrial solutions;

2. the ability of the Company to obtain the necessary financing to complete the research; or

3. future profitable production from, or proceeds from the disposition of intellectual property.

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act) as of March 31, 2014 covered by this annual report. Our management has concluded that our disclosure controls and procedures as of the end of the Year ended March 31, 2014 were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation, and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

We have conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission , or COSO. Based on this evaluation, management concluded that internal control over financial reporting was effective as of March 31, 2014  based on criteria in Internal Control — Integrated Framework (1992) issued by the COSO.

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

d) Changes in Internal Controls

In prior period, here was a lack of segregation of duties since Chief executive and financial officer handled accounting records and was also a sole signatory to bank accounts. However, effective June 4, 2013, we appointed a new CEO and segregated management functions between the CEO and CFO. Further, we also introduced dual signatories to all our bank accounts and independent review of bank reconciliations and other related controls. Our audit committee – now known as audit and compensation committee - now comprise three members two of whom are independent.

We believe that the above changes have mitigated significantly any potential risks arising from the earlier weakness of lack of segregation of duties.

ITEM 16(A) AUDIT COMMITTEE FINANCIAL EXPERTS

the Board of Directors has determined that Mr. James Mellon is an audit committee financial expert as such term is defined in Rule 10A-3(b)(1) under the Exchange Act .

ITEM 16 (B) CODES OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors. A copy of our current code of ethics is included in the exhibits to this annual report .

A copy of our Code of Ethics can be obtained by writing to our corporate office at 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3 attention: Chief Financial  Officer.

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2014	2013

Audit fee	$45,000	-
Other services	2,413	-

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

ITEM 16 (F) – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16 (G) – CORPORATE GOVERNANCE

Our securities are listed on the OTC QB and on Canadian Securities Exchange. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in British Virgin Islands and requirements of Ontario Securities Commission and applicable CSE rules.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Refer to Item 18 - Financial Statements

ITEM 18 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 - EXHIBITS

(a)	Financial Statements

Description of Document	Page No.
Cover Sheet
Index	F1
Report of Independent Registered Public Accounting Firm	F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Operations and Comprehensive Loss	F4
Consolidated Statement of Shareholders Equity Consolidated Statements of Cash Flows	F5-6 F7
Notes to Consolidated Financial Statements	F8-21

(b)           Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Exhibit 99.2 to Form 6-K filed on August 1, 2013.

4(c)1	Consulting Agreement dated April 1, 2005 with Kam Shah Incorporated herein by reference to Exhibit 4 (c) 1 to the Company’s Annual Report on Form 20-F for fiscal 2005 filed on September 28, 2005.

4(c) 2
Letter of April 1, 2010 extending consulting Agreement of Mr. Kam Shah to March 31, 2015. Incorporated herein by reference to Exhibit 4 (c) 2 to the Company’s registration statement on Form F-1 Amendment No. 2 filed on June 17, 2010.

4(c) (iv).1	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c) (iv).2	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

11.1	Charter of audit and compensation committee regarding compensation matters

11.2	Charter of audit and compensation committee regarding audit matters

11.3	Code of conduct

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 25th day of July, 2014

PORTAGE BIOTECH  INC.

Per: /s/ Declan Doogan
Title: Chief Executive Officer

Per: /s/ Kam Shah
Title: Chief Financial Officer