Form 20-F
period 2015-03-31
PORTAGE BIOTECH INC.
filed 2015-07-30
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

i

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

Common shares without par value - 206,775,791 as at March 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act  Yes [  ]   No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes [  ]   No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.  Yes [X]   No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes [X]   No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow  Item 17 [  ]   Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ]   No [X]

FORWARD LOOKING STATEMENTS

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on Biotechnology , as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors."

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

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Portage Biotech Inc., which is a  British Virgin Islands (BVI)company  as per the certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. Approximately 57% of its common stock was held by non-United States citizens and residents as of September 30, 2014 being its latest second quarter end. Further, our business is administered principally outside the United States and majority of  our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3 - KEY INFORMATION

(A) SELECTED FINANCIAL DATA

On June 4, 2013, the Company completed an acquisition with Portage Pharma Ltd, incorporated in the British Virgin Islands on May 23, 2012, through exchange of shares. The transaction was treated as reverse acquisition for accounting purposes.

As a result, the selected financial data, presented below, represents financial data for the fiscal years 2015 and 2014 and for the period from May 23, 2012 (date of inception) to March 31, 2013 relating to Portage Pharma Ltd., prepared in accordance with IFRS issued by IASB.  Selected financial data for the earlier fiscal years are not presented since they related to Bontan Corporation Inc., which was an accounting acquiree under the reverse acquisition transaction.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data -

	Year ended March 31, 2015	Year ended March 31, 2014	Period from May 23, 2012 to March 31, 2013

Revenue	-	-	-
Loss before non-controlling interests	$(4,341,216)	$(6,626,630)	$(29,486)
Non-controlling interests	(1,222,785)	(321,683)	-
Net Loss attributable to shareholders	(3,118,431)	(6,304,947)	(29,486)
Net loss per share (1)	$(0.02)	($0.04)	($0.00)
Working capital	1,115,304	2,067,319	474,009
Total assets	4,735,864	5,263,413	486,401
Capital stock	9,691,715	7,256,715	503,495
Warrants	1,108,402	1,108,402	-
Stock option reserve	1,312,519	362,440	-
Shareholders' equity	$2,659,772	$2,393,124	$474,009
Weighted average number of shares outstanding	193,442,457	161,977,171	81,759,076

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

On July 24, 2015, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately US$1 = CDN$1.31.

The following table sets out the high and low exchange rates in Canadian dollar for one US dollar for each of the last six months

2015	June	May	April	March	February	January
High for period	1.24	$1.22	$1.24	$1.27	$1.26	$1.22
Low for period	1.23	$1.21	$1.23	$1.26	$1.24	$1.21

The following table sets out the average exchange rates in Canadian dollar for one US dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

	Year Ended March 31,
	2015	2014	2013	2012	2011
Average for the year	$1.14	$1.05	$1.00	$0.99	$1.02

B)  CAPITALIZATION AND INDEBTEDNESS

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

We have not generated any business income since July 5, 2013 and have an accumulated deficit of approximately $9.5 million as at March 31, 2015. While our management and the Board consist of persons with significant experience in the biotechnology industry, we have no product sales and have no established sales and distribution network.

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

There is a possibility that none of our drug candidates that are currently and/or may be under development in future will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.

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

•

other regulatory delays.

We rely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any approved product candidate.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing our products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. We depend on our collaboration partners and other third parties to manufacture and provide analytical services with respect to our most advanced product candidates.

In addition, if our product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, we and/or our collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and/or our collaboration partners are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins could be adversely affected. To be successful, our product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or our collaboration partners will regularly need to secure access to facilities to manufacture some of our product candidates commercially.

All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the EEA, the FDA and other regulatory authorities. If we and/or our collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares could be adversely affected.

We and/or our collaboration partners may encounter problems with aspects of manufacturing our collaboration products and product candidates, including the following:

•

production yields;

•

quality control and assurance;

•

shortages of qualified personnel;

•

compliance with FDA and EEA regulations;

•

production costs; and

•

development of advanced manufacturing techniques and process controls.

We evaluate our options for clinical study supplies and commercial production of our product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis who operate manufacturing facilities in which our product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. We cannot be certain that we or our collaboration partners will be able to contract with any of these companies on acceptable terms, if at all, all of which could harm our business, results of operations and prospects, and the value of our shares.

In addition, we or our collaboration partners, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMPs requirements. We do not control the manufacturing process of our product candidates, and, other than with respect to our collaboration product candidates, we are dependent on our contract manufacturing partners for compliance with cGMPs regulations for manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our potential product candidates may not have favourable results in later trials or in the commercial setting.

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

We believes that the proceeds from the current offering together with cash on hand may be adequate to cover our operational and developmental costs for the next twelve months. However, We may require substantial additional capital resources if our subsidiary, Biohaven goes into Phase three of the clinical stage by the end of 2015 or early 2016 to develop potential product candidates, obtain regulatory approvals and ultimately to commercialize such product candidates.

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

We intend to generate revenue and expenses internationally that are likely to be primarily denominated in U.S., Euros and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the US dollar could result in losses in revenues from currency exchange rate fluctuations. Conversely, an increase in the value of such foreign currencies relative to the US dollar could negatively impact our operating expenses. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

The loss of key personnel could have an adverse effect on our business

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management and directors could have a material adverse effect on us.as a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired.

Risks Related to Ownership of our shares

There is currently a limited trading market for our Common Shares.

There currently is a limited public market for our Common Shares. Further, although our Common Shares are currently traded on the OTC marketplace (PTGEF) and are also listed and traded on the Canadian Securities  Exchange (PBT.U).  Trading of our Common Shares is currently extremely sporadic. As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of our Common Shares. There can be no assurance that a more active trading market for our Common Shares will develop. Accordingly, investors must assume they may have to bear the economic risk of an investment in our Common Shares for an indefinite period of time.

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

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders. As of March 31, 2015, we had outstanding warrants to purchase an aggregate of approximately 88 million Common Shares and outstanding options to purchase an aggregate of approximately 10.3 million Common Shares. All warrants have expired unexercised as of the date of this report. To the extent the options are exercised, additional Common Shares will be issued and that issuance will increase the number of shares eligible for resale in the public market. The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the market price of our common shares.

Sales of a substantial number of our ordinary shares in the public market could cause the price of to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market after the lock-up and other legal restrictions on resale lapse, the trading price of our shares could decline. Based upon the number of shares outstanding as of March 31, 2015, we have outstanding a total of approximately 207 million ordinary shares. Of these shares, approximately 113 million shares are either under escrow or are otherwise restricted and subject to rule 144 exemption.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 31, 2015, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 51% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

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

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 20200, Toronto, Ontario, M5R 2G3, Canada.

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

Our research and development work is primarily carried out through two subsidiaries:

Portage pharmaceuticals Ltd ( PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named PPL, which has been incorporated in the BVI.

PPL’s focus is in discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

The CPP platform is protected by two suits of intellectual property:

a.

an exclusive license for all patents on Antennapedia-based cell permeable peptides for non-oncology use and

b.

international patents for proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions. Patent is protected until 2034. In July 2014, PPL successfully validated this new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a conjugate utilizing this proprietary cell permeable peptide and a CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

Using the same anti-inflammatory cargo, PPL’s proprietary platform was shown to be superior to other sequences by demonstrating greater in vitro activity, greater in vivo pharmacological activity in mice and advantageous physical-chemical properties for ease of formulation and delivery.

PPL’s proprietary CPP technology can expand the target space for biological drugs to include intracellular targets and PPL seeks collaborations to create CPP conjugates to explore a wide range of therapeutic opportunities utilizing biological drug cargos requiring better access to these targets.

The lead drug candidate for PPL is PPL-003, which combines PPL’s proprietary human CPP platform with the NBD peptide, a highly studied anti-inflammatory peptide. PPL-003 has been further studied through sponsored research and academic collaborations with Yale University and the National Institutes of Health.   PPL-003 penetrates cell membranes and inhibits NFkB activation and cytokine production in in vitro assays and cytokine responses to endotoxin in vivo in systemic and inhaled inflammation models in mice.

Further, in another academic collaboration, blood brain barrier (BBB) integrity studies were carried out in parallel with PPL-003 dosing in a brain inflammation model. The studies indicated that PPL-003 penetrates the BBB and is active in brain. PPL-003 has been found to cross the intact BBB and reduce inflammatory cytokines in the brain, indicating that PPL’s proprietary CPP could deliver biological drugs for CNS disease indications.

In addition, in mouse and rabbit uveitis models, PPL-003 penetrates eye tissues after topical administration and reduces inflammation in the eye.  PPL-003 was found to be safe after short-term topical eye application in rabbits and is being studied in other inflammatory eye disease models.  PPL is planning to advance PPL-003 into human testing for inflammatory eye disease indications.

Biohaven Pharmaceutical Holding Company Limited (Biohaven)

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven, a private corporation incorporated on September 25, 2013 under the laws of the British Virgin Islands for $3.5 million. Founder shareholders include originators at Yale University who discovered the therapeutic potential of glutamate modulation in anxiety and depression and have track record of successful registration trials.

Biohaven is engaged in the identification and development of novel glutamatergic agents for treatment -resistant neuropsychiatric disorders. Biohaven’s drug development platform is based on modulating glutamate for multiple therapeutic indications and represents the 1st new class of antidepressant in 30 years.

During the fiscal year 2015, Biohaven achieved the following:

•

Exclusive licenses from Yale University and Harvard University

•

Filed divisional patents

•

Filed prodrug IP

•

Signed exclusive license with Catalent and developed formulation prototypes

•

Developed backup formulation strategy

•

Completed pre-IND FDA meeting interaction

•

Contracted with InVentiv Health for Phase 1

•

Phase 1 study design developed for start in 3rd quarter of 2015 and Phase 3 start planned for early 2016.

The first drug candidate - BVH 0223 - being developed as a first-in class, novel oral glutamatergic agent for anxiety and depression with additional potential indications. A second unique drug candidate also targets the glutamatergic system with a well-established safety profile. Biohaven will begin optimization of its formulation in 2016.

Overall clinical development strategy:

•

File IND for BVH-0223 in the third quarter of 2015. Initial pre-IND interaction with FDA suggests no barriers to IND filing. Biohaven will implement 505(b)(2) regulatory pathway which will significantly reduce development costs and speed up new drug approval process by several years ( see commentary later in this report on nature and requirements of Section 505(b) (2) filings).IND was filed on July 22, 2015..

•

Phase 1 study will commence 30 days after filing of IND and will combine single and multiple doses to confirm acceptable pharmacokinetics and tolerability.

•

Phase 3 efficacy trial scheduled in early 2016, depending upon the results and success of Phase 1 trial.

Biohaven has in-house team with industry-wide reputation in the successful conduct of affective disorders randomized clinical trials

We have developed a comprehensive website - www.portagebiotech.com   which provide information on our people, activities and other corporate details.

Laws and Regulations Regarding Patent Terms

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee. A patent’s term may be lengthened by a patent term adjustment, which compensates a patentee for administrative delays by the USPTO in granting a patent. The patent term of a European patent is 20 years from its filing date, which, unlike in the United States, is not subject to patent term adjustments.

The term of a patent that covers an FDA-approved drug or biologic may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug or biologic is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We anticipate that some of our issued patents may be eligible for patent term extensions.

Manufacturing

As we do not maintain the capability to manufacture finished drug products, we utilize contract manufacturers to manufacture our proprietary drug candidates. We source starting materials for our manufacturing activities from one or more suppliers. For the starting materials necessary for our proprietary drug candidate development, we have agreements for the supply of such drug components with drug manufacturers or suppliers that we believe have sufficient capacity to meet our demands. However, from time to time, we source critical raw materials and services from one or a limited number of suppliers and there is a risk that if such supply or services were interrupted, it would materially harm our business. In addition, we typically order raw materials and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements. We utilize the services of contract manufacturers to manufacture APIs required for later phases of clinical development and eventual commercialization for us under all applicable laws and regulations.

We have analytical and process development capabilities in our own facility. We generally perform drug candidate development, analytical and process development for our proprietary drug candidates internally, and manufacture the drugs necessary to conduct the non-GLP preclinical studies of our investigational product candidates. We occasionally outsource the production of research and development material. Occasionally our collaboration partners may conduct production of research and development material for products in their respective field.

We do not have, and we do not currently plan to, acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future.

Our contract suppliers manufacture drug substance and product for clinical trial use in compliance with cGMP and applicable local regulations. cGMP regulations include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products. The manufacturing facilities for our products must be in compliance with cGMP requirements, and for device and device components, the Quality System Regulation, or QSR, requirements, before any product is approved. We ensure cGMP compliance of our suppliers through regular quality inspections performed by our Quality Assurance group. Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the Competent Authorities of the Member States of the European Economic Area (EEA, comprising the

28 Member States of the European Union plus Norway, Iceland and Liechtenstein), and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of our products. In addition, contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

We also contract with additional third parties for the filling, labeling, packaging, testing, storage and distribution of our investigational drug products. We employ personnel with the significant scientific, technical, production, quality and project management experience required to oversee our network of third-party suppliers and to manage manufacturing, quality data and information for regulatory compliance purposes.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, including any manufacturing changes, safety surveillance, efficacy, quality control, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, sale, import, export and the reporting of safety and other post-market information of pharmaceutical and medical device products such as those we are developing. Our product candidates must be approved by the FDA through the NDA process before they may be legally promoted in the United States and by the EMA, through the marketing authorization application, or MAA, process before they may be legally marketed in Europe. Our product candidates will be subject to similar requirements in other countries prior to marketing in those countries. The processes for obtaining regulatory approvals in the United States, the EEA and in foreign countries, along with subsequent compliance with appropriate federal, state, local and foreign statutes and regulations, require the expenditure of substantial time and resources.

U.S. Government Regulation

In the United States, we are subject to extensive regulation by the FDA, which regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations, and other federal, state, and local regulatory authorities. The FDCA and its implementing regulations set forth, among other things, requirements for the research, testing, development, manufacture, quality control, safety, effectiveness, approval, labeling, storage, record keeping, reporting, distribution, import, export, advertising and promotion of our products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•

completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s Good Laboratory Practice regulations;

•

submission to the FDA of an IND which must become effective before human clinical trials may begin;

•

approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•

submission to the FDA of an NDA;

•

satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•

FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. An IND automatically becomes effective and a clinical trial proposed in the IND may begin 30 days after the FDA receives the IND, unless during this 30-day waiting period, the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three or four sequential phases, which may overlap or be combined:

•

Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•

Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

•

Phase 4: In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA approval. In other cases, a sponsor may voluntarily conduct additional clinical trials post approval to gain more information about the drug. Such post approval trials are typically referred to as Phase 4 clinical trials.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrent with clinical studies, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Hatch-Waxman Amendments and Exclusivity

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant. If the 505(b)(2) applicant can establish that reliance on FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the label indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an abbreviated new drug application, or ANDA, seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. A notice of the paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the paragraph IV certification expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired. Specifically, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An “active moiety” is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five-year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the follow-on applicant makes a paragraph IV certification.

A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. Should this occur, the FDA would be precluded from approving any ANDA or 505(b)(2) application for the protected modification until after that three-year exclusivity period has run. However, unlike NCE exclusivity, the FDA can accept an application and begin the review process during the exclusivity period.

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. For example, in the European Union, we must obtain authorization of a clinical trial application, or CTA, in each member state in which we intend to conduct a clinical trial. Even if we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries.

The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

(C) ORGANIZATIONAL STRUCTURE

Following diagram reflects our current organization structure:

Wholly-owned subsidiary
Portage Services Ltd. (Toronto, Canada)
Portage Biotech Inc.
BVI
• Holding company. Investing in various operating subsidiaries and joint ventures.
• Raising funds through equity and debt financing
• Public company listed on OTCQB/Canadian Securities Exchange
• Revenue expected from subsidiaries and joint ventures investees
Board of directors: Bailey, Doogan, Mellon, Shah
Management : Doogan CEO & Shah CFO
54% Equity
Wholly-owned subsidiary
Board of directors: Bailey, Doogan, Littman, Marcoux, Shah
management : Littman CEO & Marcoux, CSO& shah, CFO
SAB
Dr. Sankar Ghosh, Dr. Michael Caplan and Dr. Burt Adelman
Board of directors: Bailey, Childs, Coric, Doogan, Shah – Alternate directors: Berman and Mellon - Yale University has observer right
Management: Coric (CEO), Berman (CMO)
SAB
Dr. John Krystal and Dr. Gerard Sanacora
Biohaven Pharmaceutical Holding Company Limited
BVI
Portage Pharmaceuticals Ltd.
BVI
Engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University
• Holds exclusive world wide licence for non –oncology indications based on ANTP-protein and developed other proprietary cell-permeable peptides (CPP) for drug delivery to intracellular targets.
• Currently engaged in developing a research pipeline of drug candidates

Our drug development work is carried out through our subsidiaries. We currently have two operating subsidiaries - PPL , a wholly owned subsidiary incorporated in the British Virgin Islands and Biohaven, a 54% owned subsidiary incorporated in the British Virgin Islands.

We have four members on the Board of Directors - Dr. Declan Doogan, Dr. Gregory Bailey ,Mr. James Mellon and Mr. Kam Shah. These four directors were re-appointed in the shareholders annual and special meeting of March 16, 2015. Dr. Bailey is our chairman, Dr. Doogan is a chief executive officer and Mr. Shah is Chief Financial Officer and corporate secretary.

PPL management consisted of Dr. Bruce Littman as CEO, Dr. Frank Marcoux as Chief Scientific Officer (CSO) and Mr. Kam Shah as CFO. The PPL management reports to the PPL Board of directors comprising Dr. Doogan as Chairman, Dr. Bailey, Mr. Shah, Dr. Littman and Dr. Marcoux. PPL also created a scientific advisory board (SAB) consisting of Drs. Sankar Ghosh, Michael Caplan and Burt Adelman. In addition, PPL has seven consultants comprising scientists and researchers.

Biohaven management comprising Declan Doogan as Executive Chairman  and Dr. Robert Burman as CMO. Its board of directors comprise Dr. Doogan as Chairman, Dr. Bailey , Mr. Shah, Dr. Vlad Coric and Mr. Childs. Mr. Mellon and Dr. Berman are alternative directors. The SAB comprise Dr. John Krystal and Dr. Gerard Sanacora and Dr. Maurizio Fava.

Our third wholly owned subsidiary, Portage Services Ltd., is a Canadian subsidiary which provides regulatory and corporate services to the Company.

A brief biodata of the key  people in our organization is provided below:

Declan Doogan M.D. - Director and CEO

•

co-founder and Chairman of Portage Pharma Ltd.,

•

Previously the CEO and Head of R&D at Amarin Inc. (AMRN:NASDAQ)

•

former Head of Worldwide Drug Development at Pfizer Inc.

•

held Visiting Professorships at Harvard School of Public Health, Glasgow University Medical School and Kitasato University (Tokyo)

•

sits on the boards of Pulmonary Vascular Research Institute UK, Sosei (Japan Biotech), and Celleron and IOx (UK oncology biotech). He is an advisor to the Wellcome Trust in the UK

Kam Shah CA, CPA (CANADA), CPA (US), CGMA (US) -CFO and Director

•

Senior financial executive with over 25 years of corporate finance,

•

Was senior manager with two of the largest accounting firms, Ernst & Young and Price Waterhouse Coopers

•

Worked in industry under various  roles from an office manager to CEO, CFO of public companies.

Gregory Bailey M.D. - Chairman

•

Former director and financier of Medivation Inc. (MDVN: NASDAQ).

•

Co-founder, of Ascent Healthcare Solutions: VirnetX Inc internet security (VHC: AMEX) and Duramedic Inc. a medical products company.

•

Has Medical Doctorate from the University of Western Ontario.

Jim Mellon - Director

•

Director of multiple public companies: In the biopharma sector Miraculins, Plethora Solutions, and the Summit Corporation.

•

Chairman of AIM listed Port Erin Biopharma Investments, a fund specializing in biopharma investments

•

The author of the best-selling book “Cracking the Code.

•

Other listed company directorships include chairman of Manx Financial Group and Speymill, co-chairman of both Regent Pacific Group and West African Mining Corporation, and a board member of Brazilian Gold Corporation, Charlemagne Capital and Condor Resources.

Bruce H. Littman, MD - CEO

•

Former Pfizer VP Global Translational Medicine

•

Over 30 years pharmaceutical company and academic research experience

Frank W. Marcoux, Ph.D. - CSO

•

Former Pfizer VP Quantitative and Innovative Medicine WW Development and former VP Biology Discipline WW Discovery

•

Over 25 years pharmaceutical company and academic research

Vlad Coric - MD - Director

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

Robert Berman - MD - CMO

•

Almost 30 years of neuroscience research

•

13 years of clinical development experience (Pfizer and Bristol-Myers Squibb)

•

Professor of Psychiatry (Adjunct), Yale School of Medicine

•

Over 60 peer-reviewed publications -  including first clinical trial with ketamine in patients with depression and leading  the registrational program to obtain the first indication for a neuroleptic in the adjunctive treatment of major depressive disorder

•

BA, Molecular Biophysics and Biochemistry, Yale University

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

Maurizio Fava M.D.

•

Director, MGH Clinical Research Program (CRP), Executive Vice Chair for the MGH Department of Psychiatry, Executive Director, MGH Clinical Trials Network and Institute, Director, and Slater Family Professor of Psychiatry at Harvard Medical School

•

Expert in affective disorders and clinical trial design - with over 600 original articles

(D)  PROPERTY PLANTS AND EQUIPMENT

Our subsidiary, Portage Services Ltd., currently leases office space at 47 Avenue Road, Suite 200, and Toronto, Ontario, Canada for approximately $2,300 per month. The leased area is approximately 950 square feet. Our current lease agreement is a month to month arrangement.

ITEM 4A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto contained elsewhere in this report.

Results of operations

	Year ended March 31, 2015	Year ended March 31,2014	May 23, 2012 to March 31, 2013
		in 000 US $
Expenses	(4,341)	(6,627)	(29)
	(4,341)	(6,627)	(29)
Non-controlling interests	(1,223)	(322)	-
Net loss attributable to owners	(3,118)	(6,305)	(29)
Deficit at end of year	(9,453)	(6,334)	(29)

Overview

We are a pre-clinical stage biotechnology company. We commenced our operations in June 2013 after acquiring Bontan Corporation Inc. through a reverse acquisition. We devoted substantially all our efforts in identifying and developing our product candidates including acquisition of exclusive licenses and several preclinical studies for PPL-003, our lead product candidate in PPL and BVH-0223, our lead product candidate in Biohaven. Details of these efforts are explained above under item 4 (B) - business overview.

We do not have any approved products and have never generated any revenue from product sales. We have funded our operations from the cash available on acquisition in June 2013 and further cash of approximately $ 2.3 million raised during the fiscal 2015 through a private placement and debt conversion, issuing approximately 24.5 million restricted common shares.

We anticipate that our expenses will increase substantially in the future as we:

•

pursue our ongoing planned pre-clinical and clinical development at PPL and BIohaven, seek further new investment opportunities to expand our pipeline

•

hire additional personnel, particularly in our research and development, clinical supply and quality control groups;

•

Add operational, financial and management information systems and related finance and compliance personnel and

•

Operate as a public company

In June 2015, we successfully completed another private placement and raised approximately $ 5.2 million to support our development activities and certain targeted new investments.

We are also seeking partners to support IND filing initiatives at PPL.

Expenses

The overall analysis of the expenses is as follows: ( in 000’$)

	Year ended March 31, 2015	Year ended March 31, 2014	May 23, 2012 to March 31, 2013

Acquisition related costs	-	3,839	-
Consulting fees	1,073	1,162	-
Research & development	2,929	$ 1,136	$ 27
Professional fees	224	336	-
Other costs	115	154	2
	4,341	$ 6,627	$ 29

Acquisition related costs

There were no new acquisitions in fiscal years 2015 and 2013

Acquisition related costs in fiscal 2014  included  approximately $ 3.8 million paid to a company  as compensation for financial advisory services rendered in connection the acquisition of Portage Pharma Ltd.,. This consisted of issuance of approximately 9.8 million common shares of the Company on June 4, 2013 valued at $0.39 being the quoted market price of the common shares on the date of their issuance.

Approximately $ 13,000 fee was paid in cash to various independent consultant for due diligence on Biohaven, The cost was expensed as per IFRS 3.

Consulting fees

Fees include cash fee, shares and options issued to key management, directors and others as detailed in Note 11 to the consolidated financial statements for the year ended March 31, 2015.

During the fiscal year 2015, CFO took in cash fee while chairman accepted shares and CEO accepted options in lieu of their fees.  In addition, directors and other consultants were granted options. Further, Biohaven granted options to their management and board members to acquire equity interest in their capital, value of which based on Black-Scholes model was expensed to consulting fee. Note 7 to the consolidated financials for fiscal 2015 provide details of these options and their valuation.

During the fiscal year 2014, CFO was paid cash fee of $102,458. He along with the CEO and the chairman who provided business development and investor relations services were issued 4 million common shares valued at $691,000 based on the quoted market price of the shares on the dates of their issuance. Four directors of the Company were also issued 2.9 million options, valid for five years and are convertible into equal number of common shares at a conversion price of $0.20 and are to be vested in equal monthly instalments over the year ending December 31, 2014. These options were valued at approximately $232,000 based on a Black-Scholes option pricing model.

Research & development

These costs comprised the following:

	Year ended March 31, 2015	Year ended March 31, 2014	May 23, 2012 to March 31, 2013
		in 000 US$
License fee	-	26	-
Patent registration	37	29	-
Consulting fee	466	365	$ 27
Fee paid by Biohaven under service contract	2,000	500	-
Other outside services - lab testing, peptide production etc.	426	215	-
	$ 2,929	$ 1,135	$ 27

Fiscal year 2015:

Consulting fee includes cash fee of $ 328,921 to CEO, CSO and various other consultants and value of options granted to CEO and CSO to acquire up to 7% equity interest in PPL valued at $ 136,632. Further details of these options and their valuation are given in note 7 to the consolidated financial statements for the fiscal 2015.

Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc., a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Under the agreement, Biohaven was charged $500,000 each quarter by BPI.

Other outside services costs were incurred by PPL and relates to its pre-clinical work as discussed below.

Key development work carried out at PPL included:

•

Entering into a collaborative research agreement with Yale University to study the biological activity and cell penetrating properties of peptides developed by PPL. These studies will compare the ability of these peptides to cross cell membranes and deliver biologically active cargo to an intracellular target.

•

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

•

PPL further validated its platform cell penetrating peptide technology for safely delivering a potent anti-inflammatory cargo into eye tissues.  Its lead compound PPL-003 showed success in two studies in rabbits. In the first study, topical eye administration of PPL-003 at the highest feasible dose was well tolerated with no abnormal clinical or pathological findings.   In the second study PPL-003 demonstrated efficacy in an experimental uveitis model by significantly suppressing the cellular inflammatory response in the anterior chamber and reducing the protein content of the anterior chamber aqueous humor..  These results in rabbits clearly demonstrated at least a ten-fold safety margin and confirmed the topical anti-inflammatory activity of PPL-003 previously demonstrated in a mouse uveitis model.  PPL is continuing its uveitis program working toward an IND submission in 2016.

•

Completion of a collaborative research study that showed one of its proprietary human-derived CPP sequences and a cargo (PPL-003) reduces inflammation in brain tissue through inhibition of NFB signaling even if administered when the BBB is closed.  The permeability of the blood brain barrier (BBB) in mice was studied and was transiently disrupted after endotoxin (LPS) challenge. The BBB then closed while cytokines were still elevated in brain tissue.  Administration of PPL-003 at this time significantly reduced brain cytokine levels. This finding suggests that PPL’s proprietary platform can be used to develop CPP-based therapeutics for CNS indications including neurologic, neurodegenerative, psychiatric and neuro-oncologic diseases.

Key development work carried out at Biohaven included:

•

Securing exclusive licenses from Yale and Harvard universities

•

Development of a new formulation and its back up strategy

•

Pre-IND FDA meeting interaction and preparation and filing  of IND application

•

Phase 1 study preparations including developing study design

Fiscal year 2014:

(a)

Company’s subsidiary PPL paid the license fee to a non-related entity in respect of ANTP license under License Agreement dated January 25, 2013.

(b)

Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc., a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system.

(c)

Consulting fee includes fees totaling to approximately $306,000 paid to the CEO and CSO of PPL . Fee includes value of the vested options of approximately $57,000 and balance in cash.

Fiscal year 2013:

Costs primarily included consulting fees paid in cash to CEO and CSO of PPL.

Professional fees

Professional fees for fiscal 2015 consisted of accrual for audit and related services fee of approximately 67,000 and legal fees of approximately $157,000, of which $137,000 of legal fees were incurred at Biohaven and balance was towards corporate and regulatory matters.

Professional fees in fiscal 2014  consisted of Audit and related fee of approximately $47,000 and legal fee of approximately $289,000. There were no legal fees during the period from May 23, 2012 to March 31, 2013.

Legal fee includes approximately $181,000 relating to legal work charged to Biohaven.

A relatively high legal fee for the year ended March 31, 2014 was largely due to costs of incorporations in the British Virgin Islands, jurisdictional changes, and initiations of various documents relating to acquisitions and service contracts, which had to go through several amendments and extensive negotiations and general regulatory services.

(B)  Liquidity and Capital Resources

Working Capital

As at March 31, 2015, the Company had a net working capital of approximately $ 1.1 million compared to a working capital of approximately $2.1 million as at March 31, 2014. Decrease was due to full year’s operating expenses at PPL and Biohaven which were partly offset by additional capital of $ 2.3 million raised during the fiscal year through private placement and debt conversion.

As at March 31, 2014, the Company had a net working capital of approximately $2.1 million compared to a working capital of approximately $470,000 as at March 31, 2013. The increase in working capital is largely due to cash of approximately $ 3 million received on acquisition accounted for as reverse acquisition.

Operating cash flow

During the fiscal year 2015, operating activities required a net cash outflow of approximately $ 2.6 million (2014:  $1.9 million), which primarily included research and development costs of approximately $2.2 million ( 2014: $ 1.1 million)  incurred by its operating subsidiaries - PPL and Biohaven. The balance comprised mainly legal costs and consulting.

During the fiscal period May 23, 2012 to March 31, 2013, operating activities required a net cash outflow of approximately $17,000 mainly due to consulting fee.

Operating costs were met from cash on hand and additional cash of approximately $ 2.3 million raised through private placement and debt conversion as explained elsewhere in this report.

Operating costs in fiscal 2014 were met from the cash received on acquisition.

The Company is in pre-clinical stage and is required to support  further research and development  at its subsidiaries  The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company's continuing operations are dependent upon any one of:

1.

the existence of economically recoverable medical solutions;

2.

the ability of the Company to obtain the necessary financing to complete the research; or

3.

future profitable production from, or proceeds from the disposition of intellectual property.

Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future. In June 2015, the Company completed a private placement and raised approximately $ 5.2 million

 However, the consolidated financial statements for the years ended March 31, 2015 and 2014 include a going concern note which reflects need for further financing to continue our planned research and development work and operating needs of all our subsidiaries.

Investing cash flows

There were no investing activities in the reporting periods.

Financing cash flows

During the fiscal year 2015, the Company raised $ 300,000 through issuance of convertible promissory notes in July 2014. All the notes were converted in September 2014 into common shares as more fully explained in note 6(i) to the consolidated financial statements. In October 2014, the Company raised additional $ 2 million through a non-brokered private placement offerings of 20 million common shares as more fully explained in note 6(ii) ) to the consolidated financial statements.

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

PPL’s CPP platform is protected by two suits of intellectual property - (a) an exclusive license for all patents on Antennapedia -based cell permeable peptides for non-oncology use. And (b) international patents for proprietary human-derived cell penetrating peptide structures

Biohaven holds patents licensed from Yale and Harvard Universities and exclusive formulation license from Catalent Inc. and has also filed various divisional patents for additional claims which are currently pending.

D)  TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than as disclosed elsewhere in this report (Refer to the heading entitled “Risk Factors”).

(E)  OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2015, and 2014, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)  CONTRACTUAL OBLIGATIONS

None.

(G)  SAFE HARBOUR

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of July 28, 2015, the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years

Dr. Gregory Bailey (2) London, UK Chairman of the Board of Director	June 4, 2013	See brief biography below

Dr. Declan Doogan Stonington, CT, USA Chief Executive Officer and Director	June 4, 2013	See brief biography below

Mr. Jim Mellon (2) (3) Isle of Man Director	June 4, 2013	See brief biography below

Mr. Kam Shah (2) Ontario, Canada Director and Chief Financial Officer	January 3, 1999	May 17, 2004 - June 4, 2013 - Chief Executive Officer of Bontan, March 9, 2010 till July 15, 2015 -director and CFO of ZD Ventures Corporation

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

2.  Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2015 2014 and 2013. Since the acquisition of Portage Pharma Ltd has been accounted as reverse acquisition, details for the fiscal period 2013  related to Portage pharma Ltd which was incorporated on May 23, 2012.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee (3)	Bonus	Other annual compensa- tion(6)	Securities under options/SA Rs Granted (1) & (4)	Shares or units subject to resale restrictions (4)	LTIP (2) payouts	All other compensa- tion (5)	Total compensa- tion
		($)	($)	($)	$	($)	($)	($)	($)
Declan Doogan
CEO CEO	2015 2014	- -			150,391 135,743	- 270,000			150,391 405,743
CEO	2013	-			-			-	-

Kam Shah
CFO CFO	2015 2014	180,000 253,458			30,078 67,871			-	210,078 321,329

Gregory Bailey
Chairman/Business development Chairman/Business development	2015 2014	120,000 -			57,968 135,743	- 270,000			177,968 405,743
Chairman/business development	2013	-			-	-			-

James Mellon
Independent director Independent director	2015 2014	-			23,188 54,297				23,188 54,297

Notes:

1.

“SAR” means stock appreciation rights. The Company never issued any SARs

2.

“LTIP” means long term incentive plan.

3.

Fee for fiscal 2015 includes 1.5 million shares to Dr. Bailey valued at $ 120,000 and for fiscal 2014  includes issuance of 1 million shares to Mr. Shah valued at $151,000.

4.

Consists of 1.5 million restricted shares each to Dr. Doogan and Dr. Bailey valued at $270,000 each for services rendered. Restrictive legend can only be removed by either filing a registration statement or seeking exemption under Rule 144 of the Securities Act.

5.

For fiscal 2015, total of 4.4 million options were issued to four directors- 1 million to Dr. Bailey, 2.5 million to Dr. Doogan, 500,000 to Mr. Shah and 400,000 to Mr. Mellon. These options are valid for five years and convertible into equal number of shares, exercisable at $0.10 per share and vesting in equal monthly instalments over two years. The options were registered with US Securities and Exchange commission on March 17, 2015.   For fiscal 2014, total of 2.9 million options were issued to the directors. One million each to Dr. Doogan and Dr. Bailey, 500,000 to Mr. Shah and 400,000 to Mr. Mellon. . These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.20 per common share. The Options were registered with the US Securities and Exchange Commission on December 19, 2013 and will vest in equal instalment over the twelve months ending December 31, 2014.

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

Mandate of the Board

The Board has adopted a mandate, in which it has explicitly assumed responsibility for the stewardship of Portage. In carrying out its mandate the Board holds at least one meeting every month. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 10 meetings (2014: 12 meetings) , mostly by way of conference calls, during our financial year ended March 31, 2015. Apart from these meetings, directors also held technical meetings with management of subsidiaries on a monthly basis To assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit and Compensation Committee effective June 27, 2013.as more particularly discussed below.

Audit and Compensation Committee (“ACC”)

The members of the ACC consist of Jim Mellon, Greg Bailey and Kam Shah. Jim Mellon and Greg Bailey are the independent directors and Kam Shah is an executive director. Jim Mellon is the chairman of the Committee. The ACC was approved in the board meeting on June 27, 2013.

Two new Charters were adopted on June 27, 2013 - Charter of the ACC relating to compensation matters and Charter of the ACC relating to Audit matters. These Charters are included in the Exhibits to this report.

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

•

Reviewing and approving all employee and consultants contracts, bonuses and other compensation matters

ACC Charter relating to compensation matters will monitor incentive and equity based compensation plans for the executives based on their periodic performance evaluation.

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

(E)  SHARE OWNERSHIP

The Company usually creates a Stock Option Plan.

As at July 24, 2015, the date of this report, the Company had one active Consultants Stock Compensation Plan and two active Stock Option Plans.  Details of these Plans and movements therein during the fiscal 2015 are given in Notes 6(iv) and 7(b) respectively to the consolidated financial statements for the fiscal 2015.  As of the date of this report, there were 2,561,667 common shares registered under the Consultants Stock Compensation Plan and not yet allotted. On March 17, 2015, the Company registered with US Securities and Exchange Commission, 15,717,579 options under 2013 Option Plan, of which 5.5 million options were issued on March 17, 2015. As at July 24, 2015, the Company had 10,260,000 outstanding options under the Stock Option Plans. In addition, our subsidiaries also had options plans for acquiring equity in subsidiaries for their directors and management.

The objective of these stock plans is to provide for and encourage ownership of our common shares by our directors, officers, consultants and employees and those of any subsidiary companies so that such persons may increase their stake in our company and benefit from increases in the value of the common shares. The Plans are designed to be competitive with the benefit programs of other companies in the Biotechnology sector. It is the view of management that the plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting our operations to the mutual benefit of both our company and such individuals and also allows us to avail of the services of experienced persons with minimum cash outlay.

The following table sets forth the share ownership of our executive officers and directors as at July 24, 2015:

	Common Shares Beneficially Owned		Options and Warrants Exercisable for Common Shares
Name	Number	Percentage *	Number		Exercise price - in US$	Expiry date(s)
Kam Shah	2,309,131	1%	200,000	O	0.35	18-Aug-15
			500,000	O	0.20	12-Dec-18
			500,000	O	0.10	17-March-20

Declan Doogan	27,711,068	11%	2,500,000	O	010	17-March-20
			1,000,000	O	0.20	12-Dec-18

Greg Bailey	43,792,021	18%	1,000,000	O	0.10	17-March-20
			1,000,000	O	0.20	12-Dec-18

James Mellon	40,792,021	17%	400,000	O	0.10	17-March-20
			400,000	O	0.20	12-Dec-18

* Based on 245,438,894 issued and outstanding common shares at July 24, 2015

O = Options

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

As at July 24, 2015, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 34% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 24, 2015, the Company had 245,438,894 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 154 record holders excluding the beneficial shareholders held through the intermediaries.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of July 24, 2015. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant.  These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares
Declan Doogan	29,127,736 (1)	12%
Greg Bailey	44,958,689 (2)	18%
James Mellon	41,258,689 (3)	17%

(1)

Includes 1,416,668 shares issuable upon exercise of vested options

(2)

Includes 1,166,668 shares issuable upon exercise of vested options

(3)

Includes 466,668 shares issuable upon exercise of vested options.

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

Insider Reports under Canadian Securities Legislation

Since the Company is  a reporting issuer under the Securities Acts of each of the province of Ontario in Canada, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of the Company's common shares five days following the trade under National Instrument 55-104 - Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators. Insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

(B) RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements for the year ended March 31, 2015.

(i)

Business expenses of $6,145 (2014:  $12,786, May 23, 2012 to March 31, 2013: $nil) were reimbursed to directors of the Company.5

(ii)

Consulting fees include cash fee paid to key management for services of $ 180,000 (2014: $102,458, May 23, 2012 to March 31, 2013 : $nil) .

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

(B)  SIGNIFICANT CHANGES

Subsequent events have been evaluated through July 24, 2015, the date of this report. Major event detailed in note 15 to the consolidated financial statements for the year ended March 31, 2015 was raising of approximately $ 5.2 million through a private placement.

ITEM 9 - THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Markets and on Canadian Securities Exchange (CSE) , where the Company’s shares got listed and began trading effective October 28, 2013.

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31,	High		Low
	OTC	CSE	OTC	CSE
	In US$
2015	0.18	0.24	0.07	0.08
2014	0.42	0.22	0.06	0.13
2013	0.16	n/a	0.01	n/a
2012	0.18	n/a	0.02	n/a
2011	0.40	n/a	0.07	n/a

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal quarter ended	High		Low
	OTC	CSE	OTC	CSE
	In US$
June 30, 2015	0.31	0.32	0.08	0.08
March 31, 2015	0.14	0.14	0.07	0.08
December 31, 2014	0.15	0.14	0.01	0.08
September 30, 2014	0.18	0.24	0.08	0.09
June 30, 2014	0.12	0.13	0.09	0.09
March 31, 2014	0.23	0.22	0.08	0.13
December 31, 2013	0.30	n/a	0.16	n/a
September 30, 2013	0.38	n/a	0.22	n/a
June 30, 2013	0.42	n/a	0.15	n/a

The following table outlines the high and low market prices for each of the most recent six months:

Month	High		Low
	OTC	CSE	OTC	CSE
	In US$
June 2015	0.31	0.32	0.13	0.13
May 2015	0.13	0.13	0.09	0.08
April 2015	0.12	0.12	0.08	0.08
March 2015	0.12	0.10	0.08	0.08
February 2015	0.13	0.10	0.07	0.10
January 2015	0.14	0.14	0.09	0.09

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

Meetings of shareholders

If our shareholders want us to hold a meeting of shareholders of the company, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 10% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, we may not increase the required percentage to call a meeting above 10%. However, this can be increased up to 30% provided the Memorandum and Articles of Association are amended.

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

Modification of rights

As permitted by British Virgin Islands law, and our Memorandum and Articles of Association, we may vary the rights attached to our ordinary shares only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50% of the issued shares of a particular class of shares

Transfer of shares

Subject to any applicable restrictions set forth in our Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our directors can only refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares.

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

Our shareholders may, pursuant to our Memorandum and Articles of Association, at any time remove any director before the expiration of his or her period of office with or without cause, and may, pursuant to our Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Amended Memorandum and Articles of Association (if any) and one third time the number of directors to have been elected at the last annual meeting of shareholders.

There are no share ownership qualifications for directors, unless otherwise decided by a resolution of shareholders.

Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

Unless the quorum has been otherwise fixed by the board,  a meeting of our board of directors will be competent to make lawful and binding decisions if at least one half of the directors are present or represented. Unless there are only two directors, in which case, the quorum shall be two. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall not have a second or deciding vote. Our board of directors may also pass written resolutions without a meeting by a majority vote.

The remuneration to be paid to the directors shall be such remuneration as the directors or shareholders shall determine through a resolution. Under our Memorandum and Articles of Association, the independent directors shall also be entitled to reimbursement of out-of-pocket expenses in connection with the performance of their duties as director.

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

•

consolidate and divide all or any of our unissued authorized shares into shares of a larger amount than our existing shares;

•

sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act;

•

•cancel any ordinary shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

•

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

Differences in corporate law

We are incorporated under, and are governed by, the laws of the British Virgin Islands. The flexibility available under British Virgin Islands law has enabled us to adopt the memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they enjoyed under the Ontario Companies laws.

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

Voting rights and quorum requirements

Under British Virgin Islands law, the voting rights of shareholders are regulated by the company's Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast. Under the M&A, a resolution of shareholders requires a majority vote of those persons voting at a meeting or in the case of a written resolution of shareholders, the vote of a majority of the shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of the votes of the shares entitled to vote thereon which were present at the meeting and voted, or a resolution consented to in writing by the same number of the votes of the Shares entitled to vote thereon.

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

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of owning, and disposing of Class A ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of owning and disposing of Class A ordinary shares in their particular circumstances.

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

With respect to non-corporate U.S. Holders, dividends received may be subject to reduced rates of taxation provided that our ordinary shares are readily tradable on a qualifying U.S. securities market and that (i) such U.S. Holder holds such ordinary shares for 61 days or more during the 121-day period beginning on the date which is 60 days before the date on which such shares become ex-dividend with respect to such dividends and (ii) the U.S. Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to existing or substantially similar or related property. Our ordinary shares currently trade on the OTCQB and are also listed and traded on Canadian Securities Exchange, which may be treated as a qualifying securities market. However, there is no assurance that our ordinary shares will remain "readily tradable" and, additionally, such reduced rate will not apply if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year.

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

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)  Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, and accounts payable and accrued liabilities.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

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

a.

Cash- Cash is held with a major international financial institution in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.

Other receivable - The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is prepaid to BPI under a master service agreement.

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

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures, as such term is defined in Rules 13(a)-13(e) and 15(d)-15(e) of the Exchange Act are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including our company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of a material weakness in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting Procedures”. Management anticipates that such disclosure controls and procedures will not be effective until the material weakness is remediated.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.

pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO ,CFO and Chairman, we conducted an evaluation of the design and operation of internal control over financial reporting as of March 31, 2015, based on the framework set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

However, we have no accounting support staff to ensure segregation of duties and CFO handles all accounting, banking and treasury functions under direct supervision from the chairman and CEO. Based on this evaluation, management concluded that the Company’s ICFR was not effective as at March 31, 2015 due to the following material weakness:

Due to the limited number of staff with an appropriate level of technical accounting knowledge, experience and training and the inability to attract outside expert advice on a cost effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions. This control deficiency creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected in a timely manner.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

There have been no changes in the Company's internal controls identified in connection with the evaluation described in the preceding paragraph that occurred during the period covered by this Annual Report on Form 20-F which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

No remediation activities have been undertaken to date in fiscal 2016. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16(A) AUDIT COMMITTEE FINANCIAL EXPERTS

The Board of Directors has determined that Mr. James Mellon, who is an independent director, is an audit committee financial expert as such term is defined in Rule 10A-3(b)(1) under the Exchange Act .

ITEM 16 (B) CODES OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the fiscal 2014 annual report.

A copy of our Code of Ethics can be obtained by writing to our corporate office at 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3 attention: Chief Financial  Officer.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) form any provision of its Code of Ethics.

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2014	2014

Audit fee	$ 45,000	$ 45,000
Other services	10,000	2,413

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

ITEM 16 (F) - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16 (G) - CORPORATE GOVERNANCE

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

Refer to Item 18 - Financial Statements

ITEM 18 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 - EXHIBITS

(a)  Financial Statements

Description of Document	Page No.
Cover Sheet
Index	F1
Report of Independent Registered Public Accounting Firm	F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Operations and Comprehensive Loss	F4
Consolidated Statement of Shareholders Equity	F5
Consolidated Statements of Cash Flows	F6
Notes to Consolidated Financial Statements	F7-26

(b)  Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Exhibit 99.2 to Form 6-K filed on August 1, 2013.

4(c) (iv).1	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c) (iv).2	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c) (iv).3	2013 option plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

11.1	Charter of audit and compensation committee regarding compensation matters - Incorporated herein by reference to Form F-20 filed on July 17, 2014.

11.2	Charter of audit and compensation committee regarding audit matters - Incorporated herein by reference to Form F-20 filed on July 17, 2014.

11.3	Code of conduct - Incorporated herein by reference to Form F-20 filed on July 17, 2014.

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 28th day of July, 2015

PORTAGE BIOTECH  INC.

Per: /s/ Declan Doogan

Title: Chief Executive Officer

Per: /s/ Kam Shah

Title: Chief Financial Officer

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2015 and 2014

(US Dollars)

1

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2015 and 2014

(US Dollars)

Index	Page No.
Report of Independent Registered Public Accounting Firm	F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Operations and Comprehensive Loss	F4
Consolidated Statement of Shareholders Equity	F5
Consolidated Statements of Cash Flows	F6
Notes to Consolidated Financial Statements	F7-26

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO * MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Portage Biotech Inc.

We have audited the accompanying consolidated financial statements of Portage Biotech Inc., which comprise the consolidated statements of financial position as at March 31, 2015 and March 31, 2014, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2015, 2014 and 2013 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Portage Biotech Inc. as at March 31, 2015 and March 31, 2014, and its financial performance and its cash flows for the years ended March 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that the Company has accumulated losses totaling $9,452,864 and negative cash flows from operating activities of $2,613,769. These conditions, along with other matters as set forth in Note 1 indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

“SCHWARTZ LEVITSKY FELDMAN LLP”

July 28, 2015	Chartered Accountants
Toronto, Ontario	Licensed Public Accountants

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

Portage Biotech Inc.

Consolidated Statements of Financial Position

(US Dollars)

As at March 31,	Note	2015	2014

Assets
Current
Cash	4	$1,718,289	$2,032,058
Advances and other receivable		17,575	227,233
		$1,735,864	$2,259,291

Long-term assets
Goodwill	5	3,000,000	3,000,000
Office equipment and furniture		-	4,122

Total assets		$4,735,864	$5,263,413

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		620,560	191,972
		$620,560	$191,972

Shareholders' Equity
Capital stock	6	9,691,715	7,256,715
Stock option reserve	7(a)	1,312,519	362,440
Warrants	8(i)	1,108,402	1,108,402
Deficit		(9,452,864)	(6,334,433)
Total Shareholders' equity		$2,659,772	$2,393,124
Non-controlling interests		$1,455,532	$2,678,317
Total equity		4,115,304	5,071,441
Total liabilities and Shareholders' equity		$4,735,864	$5,263,413

Commitments and Contingent Liabilities (Note 10)

Related Party Transactions (Note 12)

On behalf of the Board	“Kam Shah”	Director	“Declan Doogan”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Operations and Comprehensive Loss

(US Dollars)

Years ended	Note	2015	2014	May 23, 2012 to March 31, 2013 *

Expenses
Acquisition related costs		$ -	$3,839,398
Research and development		2,928,639	1,135,779	26,976
Consulting fees	11 and 12(ii)	1,072,700	1,162,362
Professional fees		224,033	335,692
Other operating costs	12(i)	91,686	148,884	2,470
Bank charges and interest	6(i)	20,036	3,351	40
Amortization of office furniture and equipment		-	1,164
Write off of office furniture and equipment		4,122	-
		$4,341,216	$6,626,630	$29,486
Net loss and comprehensive loss for year		$(4,341,216)	$(6,626,630)	$(29,486)

Net loss and comprehensive loss attributable to:
Owners of the Company		(3,118,431)	(6,304,947)	(29,486)
Non-controlling interest		(1,222,785)	(321,683)
		$(4,341,216)	$(6,626,630)	$(29,486)
Basic and diluted loss per share
Net Loss per share	9	$(0.02)	$(0.04)	$(0.00)

* Comparatives for fiscal period 2013 are for Portage Pharma Ltd (accounting acquirer) which was incorporated on May 23, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Year ended March 31, 2015

(US Dollars)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated Deficit	Non- controlling interest	Total Equity
Balance, May 23, 2012	81,759,076	503,495					$ 503,495

Net loss for period					(29,486)		(29,486)

Balance, March 31, 2013	81,759,076	$ 503,495	$ -	$ -	(29,486)	$ -	$ 474,009

Issued on reverse acquisition	81,759,076	1,761,413		1,108,402			2,869,815
Issued for financial advisory services relating to the acquisition transaction	9,811,091	3,826,325					3,826,325
Exercise of warrants	1,450,000	175,000					175,000
Exercise of options	1,996,547	299,482					299,482
Value of shares issued as compensation	4,000,000	691,000					691,000
Value of options issued			362,440				362,440
Acquisition of Biohaven						3,000,000	3,000,000
Net loss for year					(6,304,947)	(321,683)	(6,626,630)

Balance, March 31, 2014	180,775,790	$ 7,256,715	$ 362,440	$ 1,108,402	$ (6,334,433)	$ 2,678,317	$ 5,071,441

Options vested			238,221				238,221
Options of subsidiaries vested			711,858			-	711,858
Conversion of debts and coupons	3,500,001	315,000					315,000
Issued under private placement	20,000,000	2,000,000					2,000,000
commitment fee settled in shares	1,000,000	100,000					100,000
private placement underwriting costs		(100,000)					(100,000)
Value of shares issued as compensation	1,500,000	120,000					120,000
Net loss for year					(3,118,431)	(1,222,785)	(4,341,216)

Balance, March 31, 2015	206,775,791	$ 9,691,715	$ 1,312,519	$ 1,108,402	$ (9,452,864)	$ 1,455,532	$ 4,115,304

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Cash Flows

(US Dollars)

Year ended March 31,	2015	2014	May 23, 2012 to March 31, 2013
Cash flows from operating activities
Net loss for year	$ (4,341,216)	(6,626,630)	(29,486)
Adjustments for non-cash items:
Amortization of office equipment and furniture	-	1,164
Write off of office furniture and equipment	4,122	-
Value of shares and options expensed as consulting fee (Note 11)	876,221	1,053,440
Value of options expensed as research and development	136,632	-
Interest settled in shares	15,000
Acquisition related costs	-	3,826,325
Net change in working capital components
Other receivables	209,658	(73,270)
Accounts payable and accrued liabilities	485,814	(116,447)	12,392
	$ (2,613,769)	$ (1,935,418)	$ (17,094)

Cash flows from financing activities
Cash received on reverse acquisition	-	3,006,593
Options and warrants exercised	-	474,482
Capital contribution (Note 6 (i) and (ii))	2,300,000	295,441	208,054
	$ 2,300,000	$ 3,776,516	$ 208,054

Increase (decrease) in cash during year	(313,769)	1,841,098	190,960
Cash at beginning of year	2,032,058	190,960	-
Cash at end of year	$ 1,718,289	$ 2,032,058	$ 190,960

Supplemental disclosures
Non-cash investing activities
Value of shares and warrants issued on acquisition	-	(2,869,815)
	-	(2,869,815)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc. Notes to Consolidated Financial Statements (US Dollars) March 31, 2015 and 2014

1.  NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company is in the pre-clinical stage, and as such no revenue has been generated from its operations. The Company has accumulated losses of approximately $9 million and has negative cash flows from operating activities of approximately $2.6 million during the year ended March 31, 2015.

Management has secured sufficient equity financing which it believes will enable it to complete its pre-clinical work and other commitments. However, it will require additional resources to continue into clinical trials and/or for additional acquisitions The Company continues to obtain financing, although there are no assurances that the management’s plan will be realized. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2.  BASIS OF PRESENTATION

(a)  Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements have been prepared on a historical cost basis except for stock based compensation and warrants which are measured at fair value as detailed in Notes 7 and 8 to these financial statements.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

2.  BASIS OF PRESENTATION  (cont’d)

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on July 28, 2015.

b)  Consolidation

The consolidated financial statements include the accounts of the Company and,

a.

Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.

Portage Pharmaceuticals Ltd. a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c.

Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), a private corporation incorporated in BVI on September 25, 2013. The Company acquired approximately 54% equity in Biohaven on January 6, 2014.

All inter-company balances and transactions have been eliminated on consolidation.

(c)  Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(d)  Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition, assessment of impairment in goodwill and other intangible assets and measurement of share- based compensation.

3.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, which have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Financial instruments

Financial assets

All financial assets are initially recorded at fair value and are designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

3.  SIGNIFICANT ACCOUNTING POLICIES  (cont’d)

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s cash is classified as FVTPL.

Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. The Company’s advances and other receivables are classified as loans and receivables.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s trade and other payables are classified as other financial liabilities.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Impairment of financial assets

The Company assesses at each date of the statement of financial position whether a financial asset is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is reversed through profit or loss.

Foreign currency translation

The functional and presentation currency of the Company and its subsidiaries (note 2(c)) is the US dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the period, except that amortization is translated at the rates used to translate related assets. Foreign currency differences arising on retranslation are recognised in profit or loss.

3.  SIGNIFICANT ACCOUNTING POLICIES  (cont’d)

Share-based payments

The Company accounts for share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model to determine the fair value of the plan at the grant date. Share-based payments to employees, officers and directors are recorded and reflected as an expense over the vesting period with a corresponding amount reflected in stock option reserve. On exercise, the associated amounts previously recorded in the stock option reserve are transferred to the common share capital.

The quoted market price of the Company’s shares on the date of issuance under any share- based plan is considered as fair value of the shares issued.

Share-based payments to non-employees are recognized and measured at the date the services are received based on the fair value of the services received unless if the fair value of the services cannot be reliably measured in which case it is based on the fair value of equity instruments issued using the Black-Scholes option pricing model.

Accounting for equity units

When the Company issues Units under a private placement comprising of common shares and warrants, the Company follows the relative fair value method of accounting for warrants attached to and issued with common shares of the Company. Under this method, the fair value of warrants issued is estimated using a Black-Scholes option pricing model which is added to fair value of the common shares determined using the stock price at the date of issuance and the percentage relative to the fair values determined. The fair value of the common shares and the warrants are proportionately adjusted to the net proceeds received. The fair value is then related to the total of the net proceeds received on issuance of the common shares.

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

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Research and Development Expenses

(i)  Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

3.  SIGNIFICANT ACCOUNTING POLICIES  (cont’d)

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii)  Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

(iii)  Clinical trial expenses:

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over its estimated economic life of approximately ten years.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

At each year end, the Company reviews the carrying amounts of the intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Goodwill

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses which are not reversed. Goodwill is allocated to the cash generating unit expected to benefit from the business combination in which the goodwill arose, for the purpose of impairment testing.

3.  SIGNIFICANT ACCOUNTING POLICIES  (cont’d)

Business Combinations

The Company applies the acquisition method to account for all acquired businesses, whereby the identifiable assets acquired and the liabilities assumed are measured at their acquisition-date fair values (with few exceptions as required by IFRS 3 Business Combinations).

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company.

Acquisition-related costs (e.g. finder’s fees, consulting fees, administrative costs, etc.) are recognized as expenses in the periods in which the costs are incurred and the services are received.

On acquisition date, goodwill is measured as the excess of the aggregate of consideration transferred, any non-controlling interests in the acquiree, and acquisition-date fair value of the Company's previously held equity interest in the acquiree (if business combination achieved in stages) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after appropriate reassessment, the amount as calculated above is negative, it is recognized immediately in profit or loss as a bargain purchase gain.

At acquisition date, non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or the present ownership instruments’ proportionate share in the recognized amounts of the acquiree's identifiable net assets. This choice of measurement is made separately for each business combination. Other components of non-controlling interests are measured at their acquisition-date fair values, unless otherwise required by IFRS.

The acquisition-date fair value of any contingent consideration is recognized as part of the consideration transferred by the Company in exchange for the acquiree. Changes in the fair value of contingent consideration that result from additional information obtained during the measurement period (maximum one year from the acquisition date) about facts and circumstances that existed at the acquisition date are adjusted retrospectively against goodwill.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation; or the amount of the obligation cannot be estimated reliably.

3.  SIGNIFICANT ACCOUNTING POLICIES  (cont’d)

Determination of fair value

A number of the Company’s accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)

The fair value of advances and receivable and accounts payable and accruals is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

b)

The fair value of stock options is measured using a Black Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds).

Income Tax

The Company is a British Virgin Island corporation. The Government of British Virgin Islands does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its security holders. The British Virgin Islands is not party to any double taxation treaties.

Notwithstanding the above, the Company complies with IAS 12 which provides for the following:

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.  SIGNIFICANT ACCOUNTING POLICIES  (cont’d)

No deferred tax asset has been recognized for losses incurred as the entities in which the losses arose are in the British Virgin Islands.

There were no significant tax liabilities or assets nor any interest and penalties at March 31, 2015 and 2014. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Changes in Accounting Policies Adopted

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Effective for annual periods beginning on or after April  1, 2014, on a retrospective basis. The adoption of this standard did not have a material impact on the financial position and results of the Corporation.

Recoverable Amount Disclosures for Non-Financial Assets: Amendments to IAS 36

The IASB has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

The amendments are to be applied retrospectively for annual periods beginning on or after April  1, 2014. The adoption of this standard did not have an impact on the disclosures presented in these consolidated financial statements.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

4.  CASH

Cash includes $ 1,201,509(2014: $899,064) held in trust by a US lawyer, pending opening of a bank account by Biohaven. There are no restrictions on use of cash.

5. GOODWILL

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven. The initial accounting for the business combination was incomplete by the end of the reporting period in which the combination occurred and as a result the Company had reported provisional amounts for the items during the measurement period (which cannot exceed one year from January 6, 2014) and which may result in additional assets or liabilities, including income taxes, being recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The intangible asset comprised a license from Yale University to use the patents for the development of a new drug. As the development of the new drug was at a pre-clinical stage and the precise nature of drug candidates to test commercially was not identifiable at that stage, the Company decided on the measurement date to assign the entire amount to goodwill.

The Company assesses the recoverability of the carrying value of goodwill on an annual basis as of March 31, and whenever events occur or when circumstances change that would, more likely than not, indicate that the fair value of our reporting unit (Biohaven) is below its carrying value.

For the purpose of impairment testing, goodwill is attributable to Biohaven, which is considered a CGU.

The recoverable amount of Biohaven was estimated based on a value in use calculation, which involved discounting the future cash flows expected to be generated from the continuing operations of the CGU.

The discounted cash flow model is based on projections through 2029, which is the year of expiry of the patents relating to the drug under current development. The projections assume that the current drug development efforts will result in a commercially marketable drug by 2020. No terminal growth was recognized at this stage.  Projected cash flows included in the calculation were based upon Biohaven’s approved financial forecasts and strategic plan, which incorporate Biohaven’s current drug candidate as well as management’s expectations regarding future business activity. The discount rate used as key assumption in the estimation of the value in use was 30%

The discount rate was determined based on Biohaven’s internal weighted average cost of capital, adjusted for the marginal return a market participant would expect to earn on an investment in the entity. It represents a nominal figure. The rate is consistent with forecast economic growth rates observed in the market.

Other key assumptions include price forecasts and perpetual cash flows relating to the current drug candidate. Prices of similar products applied in the calculation were based on approved internal price forecasts, which reflect management’s experience and industry expertise. These prices are consistent with expected long-term prices observed in the market.

The Company has validated the results of the value in use calculation by performing sensitivity tests on its key assumptions.

As a result of these tests, the Company believes that any reasonably possible changes in the key assumptions would not result in Biohaven’s carrying amount exceeding its recoverable amount.

6.  CAPITAL STOCK

(a)  Authorized:  Unlimited number of common shares

(b)  Issued

	As at March 31,
	2015		2014
	Common		Common
	Shares	Amount	Shares	Amount
Balance, beginning of year	180,775,790	$ 7,256,715	81,759,076	$ 503,495
Issued on acquisition of PPL	-	-	81,759,076	1,761,413
Issued for financial advisory services in connection with the acquisition of PPL	-	-	9,811,091	3,826,325
Conversion of debts and coupons (i)	3,500,001	315,000
Issued under private placement (ii)	20,000,000	2,000,000
Commitment fee settled in shares (ii)	1,000,000	100,000
Underwriting costs		(100,000)
Exercise of warrants	-	-	1,450,000	175,000
Exercise of options	-	-	1,996,547	299,482
Shares issued as compensation ( iii)	1,500,000	120,000	4,000,000	691,000
Balance , end of year	206,775,791	$ 9,691,715	180,775,790	$ 7,256,715

(i)  On July 24, 2014, The Company raised $ 300,000 through issuance of convertible promissory notes to three lenders, each advancing $ 100,000. Two of the lenders are the directors of the Company. The note was for one year, carried a 5% coupon, payable in shares, to be valued at 10% discount to the next financing, due on maturity at the time of conversion or repayment. The amount repayable under the notes was convertible at the lender’s’ option into common shares of the Company at the time of the next financing to be priced at the price set for the next financing discounted by 10%. On September 29, 2014, all notes and related coupons were settled through issuance of 3,500,001 restricted common shares at the option of the note holders. The common shares were valued at $ 0.09 being the price of $ 0.10 per common share of a recent private placement ( see (ii) below) discounted by 10% as per the conversion terms. $ 15,000 being the value of the coupons was expensed as interest cost.

(ii)  On October 15, 2014, the Company completed a private placement comprising non-brokered offering of 20 million restricted common shares at a price of US$ 0.10 per share for gross proceeds of $ 2 million to accredited investors .Two directors of the Company who  agreed to provide standby commitments in respect of the Private Placement by subscribing for that portion of the Private Placement not otherwise subscribed for  by outside investors, up to a maximum of US$ 1 million each, received a standby commitment fee of $50,000 each, settled in one million restricted common shares of the Company. These two directors subscribed for 11.4 million shares for $1,140,000.

(iii)  On March 4, 2015, the Chairman was issued one and a half million shares under the 2011 Consultants Compensation Plan in lieu of cash fee for services provided. The shares were valued at $120,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2015 as consulting fee (note 11).

6.  CAPITAL STOCK  (cont’d)

On December 12, 2013, the Chairman and CEO were issued one and a half million shares each, as restricted shares and on December 16, 2013, the CFO was issued one million shares under the 2011 Consultants Compensation Plan in lieu of cash fee for services provided and to be provided. The shares were valued at $691,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2014 as consulting fee (Note 11).

(iv)  As at March 31, 2015, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2014	As at April 1, 2014	( see (iii ) above)	Cancelled (i)	Balance at March 31, 2015
2011 Plan	11-Apr-11	6,000,000	(1,938,333)	4,061,667	(1,500,000)	-	2,561,667

*  Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

As at March 31, 2014, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2012	As at April 1, 2013	( see (iii ) above)	Cancelled (i)	Balance at March 31, 2014
2011 Plan	11-Apr-11	6,000,000	(938,333)	5,061,667	(1,000,000)	-	4,061,667

(v)  As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to escrow 88,444,293 of its common shares and 68,724,447 of its warrants issued to four insiders. The escrowed shares and warrants will be released in agreed tranches over the period of three years. As at March 31, 2015, 53,066,580 common shares (as at March 31, 2014: 79,599,866 common shares) and 41,234,670 warrants (As at March 31, 2014: 61,852,002 warrants) are still under escrow.

7.  STOCK OPTION PLANS

(a)  The movements during the year were:

	Year ended March 31,
	2015	2014
Balance, beginning of year	$362,440	$-
Options issued on December 17, 2013 and vested	238,221	362,440
2014 Options to acquire equity in PPL granted to PPI management and vested (ii.a)	188,282	-
Revaluation of 2014 PPL options due to extension of maturity period (ii.b)	5,576	-
Options to acquire equity in Biohaven granted to Biohaven consultants and directors (iv)	518,000	-
Balance, end of year	$1,312,519	$362,440

7.  STOCK OPTION PLANS  (cont’d)

(i)  On February 25, 2015 the Board of Directors of the Company approved and on March 17, 2015,  issued total of 5,300,00 options to 6 consultants including 4.4 million options to the four directors under 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.10 per common share. The Options were registered with the US Securities and Exchange Commission on March 17, 2015 and will vest in 24 equal instalments over the next two years

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	137.86%
Expected life	1847 days
Market price	US$0.07

The fair value of the options as per the Black-Scholes option pricing model amounted to $318,829. None of the options was vested on March 31, 2015. The value of the options will be accounted upon vesting of the related options as per the accounting policy.

On December 17, 2013, the Company issued total of 4,450,000 options to 10 consultants including 2.9 million options to the four directors under 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.20 per common share. The Options were registered with the US Securities and Exchange Commission on December 19, 2013 and will vest as follows:

-

3,850,000 options will vest in equal monthly instalments over the year ending December 31, 2014

-

300,000 options were vested on the date of their issuance and

-

300,000 options will vest on October 17, 2014

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	105.27%
Expected life	1826 days
Market price	US$0.18

The fair value of the options as per the Black-Scholes option pricing model amounted to $604,055, of which options valued at $362,440 vested as at March 31, 2014 were accounted for as option reserve and expensed as consulting fee. The balance was expensed during the fiscal year 2015.

ii.a  On November 13, 2013, PPL granted options to its CEO and CSO to acquire 7% equity interest in PPL for an exercise price of $ 36,896 vesting over two years in monthly instalments. The Option Agreements were revised for CEO on March 1, 2015 and for CSO on April 1, 2015. Under the revised agreements, all options were vested as at March 31, 2015 and the expiry date of all options was extended by two years.

7.  STOCK OPTION PLANS  (cont’d)

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	89.98%
Expected life	1826 days
Fair price*	US$6.27
Exercise price	US$1.10

•

Fair value was based on the value offered to PPL for its shares under the reverse takeover transaction as of June 4, 2013.

The fair value of the options as per the Black-Scholes option pricing model amounted to $188,282.

ii.b  The fair value of the two-year extension granted to the above options was estimated using a Black-Scholes option pricing model and same assumptions as above, amounted to  $5,576 which were accounted for as option reserve and expensed as research and development costs  as at March 31, 2015.

iii.  On March 1, 2015 and April 1, 2015, PPL granted options to its CEO and CSO respectively, to acquire additional 3% equity interest in PPL for an exercise price of $74,996 vesting over two years in equal quarterly instalments and expiring in five years under new Option Agreements dated the dates of the grants.

The fair value of the options as per the Black-Scholes option pricing model amounted to $64,941. This amount has not been accounted for since none of the options was vested as at March 31, 2015. The value of the options will be accounted upon vesting of the related options as per the accounting policy.

iv.  On November 26, 2014, Biohaven granted to its consultants and directors 4,000 options to acquire equal number of common shares in Biohaven at an exercise price of $ 304.24 per common share. The options are to be vested 25% on grant, 25% each anniversary of grant date provided that if before all of the options are vested if, a change of control occurs at Biohaven, 100% of the unvested options shall vest immediately. All options will expire on November 26, 2024. Three of the Company’s directors who are on Board of Biohaven received 1,350 options. Options expire in ten years.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	82.78%
Expected life	3653 days
Fair price*	US$304.24
Exercise price	US$304.24

•

Fair value was based on the value offered to Biohaven by the Company to acquire its common shares on January 6, 2014.

The fair value of the options as per the Black-Scholes option pricing model amounted to $996,256, of which options valued at $518,000 vested as at March 31, 2015. $ 518,000 was expensed as consulting fee.

7.  STOCK OPTION PLANS  (cont’d)

(b)  The following is a summary of all active Stock Option Plans as at March 31, 2015:

Stock Option Plan			Total
Plan	2005 Stock Option Plan	2013 Option Plan
Date of Registration	Dec. 5, 2005	Dec 19, 2013 and March 17, 2015	Total
Registered *	1,000,000	20,167,579	21,167,579
Issued	1,000,000	4,450,000	5,450,000
Outstanding, April 1, 2014	560,000	4,450,000	5,010,000
Issued		5,300,000	5,300,000
Exercised			-
Expired		(50,000)	(50,000)
Outstanding, March 31, 2015	560,000	9,700,000	10,260,000
Options fully vested - March 31, 2015	560,000	4,400,000	4,960,000
Options not yet vested as at March 31, 2015	-	5,300,000	5,300,000

*   Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,379 options under 2013 Stock Option Plan.

(c)  The following is a summary of all active Stock Option Plans of the Company as at March 31, 2014:

Plan	1999 Stock Option Plan	2003 Stock Option Plan	Robinson Plan	2005 Stock Option Plan	2013 Option Plan
Date of Registration	April 30, 2003	July 22, 2004	Dec. 5, 2005	Dec. 5, 2005	Dec 19, 2013	Total
	number of options
Registered *	3,000,000	2,500,000	1,100,000	1,000,000	4,450,000	12,050,000
Issued	3,000,000	2,500,000	1,100,000	1,000,000	4,450,000	12,050,000
Outstanding, April 1, 2013	1,730,000	1,945,000	1,100,000	610,000	-	5,385,000
Issued					4,450,000	4,450,000
Exercised	(482,100)	(1,514,447)				(1,996,547)
Expired	(1,247,900)	(430,553)	(1,100,000)	(50,000)		(2,828,453)
Outstanding, March 31, 2014	-	-	-	560,000	4,450,000	5,010,000

Options fully vested - March 31, 2014				560,000	1,262,490	1,822,490
Options not yet vested as at March 31, 2014				-	3,187,510	3,187,510
				560,000	4,450,000	5,010,000

(d)  The weighted average exercise price of the outstanding stock options was US$0.16 as at March 31, 2015 (US$0.22 as at March 31, 2014) and weighted average remaining contractual life was approximately 4.18 years (approximately 4.33 years as at March 31, 2014).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at March 31, 2015 and March 31, 2014.

8.  WARRANTS

(i)  The movements during the year were as follows:

	Year ended March 31,
	2015			2014
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, beginning of year	114,281,420	$ 0.31	$ 1,108,402	66,071,420	$ 0.29
Issued on acquisition (i)	-	-	-	71,456,420	0.29	1,108,402
Exercised	-	-		(1,450,000)	(0.12)
Expired	(26,375,000)	$ (0.35)		(21,796,420)	(0.19)
Issued and outstanding, March 31, 2014	87,906,420	$ 0.30	$ 1,108,402	114,281,420	$ 0.31	$ 1,108,402

(i)  The Company issued 71.4 million warrants to nine shareholders of PPL in fiscal 2013 as per the terms of the Share Exchange Agreement. These warrants are convertible into equal number of common shares at an exercise price of $0.29 per warrant and expire within two years of their issuance.

The fair value of these warrants has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	137.71%
Expected life	730 days
Market price	US$0.39

Using the relative fair value method, an amount of $1,108,402 for warrants issued has been accounted for as the value of warrants.

(ii)  Details of weighted average remaining life of the warrants granted and outstanding are as follows:

March 31,	2015		2014
	Warrants outstanding & exercisable		Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.29	71,456,420	0.18	71,456,420	1.18
0.35	16,450,000	0.06	42,825,000	0.92
	87,906,420	0.16	114,281,420	1.08

9.  LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which was 193,442,457 (2014: 161,977,171).

The Company had approximately 88 million warrants (2014: 114 million) and 10 million options (2014: 5 million) which were not exercised as at March 31, 2015. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10.  COMMITMENTS AND CONTINGENT LIABILITIES

(a)  Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(b)  PPL has extended consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2017 and carrying a total monthly commitment of $22,683.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(c)  Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc., a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The agreement expires on December 31, 2018 and will automatically renew on a year to year basis. Either party can terminate the agreement upon ninety days prior notice. Agreed fee for the period up to June 30, 2015 is $ 3 million payable in quarterly instalment commencing from March 1, 2014.

(d)  On March 3, 2014, Biohaven signed a contract with an independent manufacturing organization to investigate technical feasibility of developing a new formulation for Biohaven using nanosuspension and emulsion formulation approaches. The contract is approximately for fifty five weeks involving several agreed milestones for a total price of approximately $ 345,000, which is payable by BPI as agent out of the fees payable to BVI as detailed in note 10(c) above.

(e)  Under the terms of the License Agreement dated September 16, 2013 signed with Yale University, Biohaven is required to pay to the Licensor a milestone royalty of $ 2 million within six months of receiving approval of an NDA ( New Drug Application) and pay earned royalty at 3% on worldwide annual net sales of the licensed products, subject to minimum royalty payment of $ 300,000 in the year one, $ 600,000 in year two, $ 750,000 in year three and $ 1 million from year four onwards subject to reduction ranging from 33% to 95% depending on sales of generic exceeding an agreed market share on a country by country basis and further reduction by 50% is licensee is required to pay third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. The Licensor also has a right to purchase in cash up to 10% of any securities offered in future financing.

11.  CONSULTING FEE

		Year ended March 31,		May 23, 2012 to March 31,
	Notes	2015	2014	2013
Cash fee		$ 196,479	$ 108,921	$ -
Shares issued to key management	6 (iii)	120,000	691,000	-
Options issued to key management	7 (a) (i)	157,226	231,838	-
Options issued to others	7 (a) (i)	80,995	130,603	-
Biohaven options granted to the Company's directors	7 (a)(iv)	174,825		-
Biohaven options granted to Biohaven consultants and management	7 (a) (iv)	343,175		-
		$ 1,072,700	$ 1,162,362	$ -

12.  RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)  Business expenses of $6,145 (2014:  $12,786, May 23, 2012 to March 31, 2013: $nil) were reimbursed to directors of the Company.

(ii)  Consulting fees include cash fee paid to key management for services of $ 180,000(2014: $102,458, May 23, 2012 to March 31, 2013: $nil).

13.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	March 31, 2015		March 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	$ 1,718,289	$ 1,718,289	$ 2,032,058	$ 2,032,058
Advances and other receivable	$ 17,575	$ 17,575	$ 227,233	$ 227,233

Financial liabilities
Accounts payable and accrued liabilities	$ 620,560	$ 620,560	$ 191,972	$ 191,972

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

13.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT  (cont’d)

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)  Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.

.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•

Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.

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

a.

Cash - Cash is held with major international financial institutions in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.

Other receivable - The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is a prepayment of Directors & Officers insurance premiums.

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

13.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT  (cont’d)

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another six months. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

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

14.  CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.6 million as at March 31, 2015 (approximately $ 0.2 million as at March 31, 2014) and current assets, mostly in cash, of approximately $1.7 million (approximately $2.3 million as at March 31, 2014). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at March 31, 2015, the shareholders’ equity was approximately $ 2.7 million (approximately $ 2.4 million as at March 31, 2014), $1.7 million ($ 2 million as at March 31, 2014) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2015 and March 31, 2014.

15.  PRIOR YEAR COMPARATIVES

Certain prior year figures have been restated to conform to current year’s presentation.

16.  SUBSEQUENT EVENT

The Company raised approximately $ 5.2 million through a private placement completed on June 24, 2015 by issuing approximately 36.8 million  restricted common shares at a price of $0.14 per share. The Company issued additional approximately 1.8 million restricted common shares to MediqVentures Ltd., owned by two of the directors of the Company as finder’s fee at the rate of 5% of the common shares issued under the private placement, as per the consulting agreement.