Form 20-F
period 2016-03-31
PORTAGE BIOTECH INC.
filed 2016-07-29
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

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

Common shares without par value - 253,438,894 as at March 31, 2016

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on Biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3-Key Information-Risk Factors."

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

Unless the context indicates otherwise the terms "Portage Biotech Inc." the "Company”, "Portage", “we”, “us”, “our” are used interchangeably in this Annual Report and mean Portage Biotech Inc. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Portage Biotech Inc., which is a British Virgin Islands (BVI)company as per the certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. Approximately 61% of its common stock was held by non-United States citizens and residents as of September 30, 2015 being its latest second quarter end. Further, our business is administered principally outside the United States and majority of our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

As a result, the selected financial data, presented below, represents financial data for the fiscal years 2016 through 2014 and for the period from May 23, 2012(date of inception) to March 31, 2013 relating to Portage Pharma Ltd., prepared in accordance with IFRS issued by IASB.  Selected financial data for the earlier fiscal years are not presented since they related to Bontan Corporation Inc., which was an accounting acquiree under the reverse acquisition transaction.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data -

	Year ended March 31			Period
	2016	2015	2014	May 23, 2012 to March31, 2013
	all amounts in 000' $ and number in 000 (except per share value)
Loss before non-controlling interests	(9,195)	(4,341)	(6,627)	(29)
Net loss attributable to shareholders	(5,706)	(3,118)	(6,305)	(29)
Working capital	4,593	1,115	2,067	474
Total assets	12,629	4,736	5,263	486
Capital stock	17,055	9,692	7,257	503
Warrants	2,756	1,108	1,108	-
Stock option reserve	5,076	1,312	362	-
Shareholders equity	10,269	2,660	2,393	474
Weighted average number of shares outstanding	239,745	193,442	161,977	81,759
Net loss per share	(0.02)	(0.02)	(0.04)	-

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

On July 22, 2016, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately US$1 = CDN$1.32.

The following table sets out the high and low exchange rates in Canadian dollar for one US dollar for each of the last six months

2016	June	May	April	March	February	January
High for period	1.29	$1.30	$1.29	$1.33	$1.39	$1.43
Low for period	1.28	$1.29	$1.28	$1.32	$1.37	$1.42

The following table sets out the average exchange rates in Canadian dollar for one US dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31,
	2016	2015	2014	2013	2012
Average for the year	1.31	$1.14	$1.05	$1.00	$0.99

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

We have not generated any business income since July 5, 2013 and have an accumulated deficit of approximately $14.6 million as at March 31, 2016. While our management and the Board consist of persons with significant experience in the biotechnology industry, we have no product sales and have no established sales and distribution network.

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

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates and explore efficacy at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results; favorable results in early trials may not be repeated in later trials.

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

Some of our future products may rely on licenses of proprietary technology owned by third parties and we may not be able to maintain these licenses on favorable terms.

The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. Such licenses frequently provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If licenses or other rights related to the use of such processes, products or information are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our products will be significantly impaired. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our ability to realize the benefits of our efforts may be limited.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We believe that the proceeds from the current offering together with cash on hand may be adequate to cover our operational costs for the next twelve months. However, we will require substantial additional capital resources for our subsidiaries to proceed into various stages of clinical trials to develop potential product candidates, obtain regulatory approvals and ultimately to commercialize such product candidates.

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

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders. As of March 31, 2016, we had outstanding options to purchase an aggregate of approximately 16.750 million Common Shares. To the extent the options are exercised, additional Common Shares will be issued and that issuance will increase the number of shares eligible for resale in the public market. The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the market price of our common shares.

Sales of a substantial number of our ordinary shares in the public market could cause the price of to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market after the lock-up and other legal restrictions on resale lapse, the trading price of our shares could decline. Based upon the number of shares outstanding as of March 31, 2016, we have outstanding a total of approximately 253 million ordinary shares. Of these shares, approximately 13 million shares are under escrow and approximately 170 million shares  restricted and subject to rule 144 exemption.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 31, 2016, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 51% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

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

We are a corporation organized under the laws of the British Virgin Islands. Most of our directors and executive officers are non-residents of the United States. Because a substantial portion of their assets and currently most of our assets are located outside the United States, it may be difficult for investors to effect service of process within the United States upon us or those persons.

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

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite200, Toronto, Ontario, M5R 2G3, Canada.

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

Since its inception the PPL strategy has been three-‐fold.  First was the development, evaluation and selection of our platform cell penetrating peptide (CPP).  We tested a number of different CPPs and found one that we derived from human genes that was superior to the others we tested including the Antennapedia fruit fly molecule we licensed from Trojantec and Imperial College in London. We selected this human-‐based CPP to be the basis of our CellPorter® platform.

Once we selected the CellPorter® platform, the second leg of our strategy was and still is exploring the ways it can be used therapeutically.  We pursued collaborations to bring world-‐class subject-‐area expertise to some of our research questions.    For example, we collaborated with scientists at Yale to evaluate its cell penetrating properties, with the Pirbright Institute in the UK to explore its potential for vaccine use, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration. Through these collaborations we learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and we have ongoing work looking at the feasibility of topical skin use and of using CellPorter to deliver nucleotide and peptide cargos that alter genes and regulate gene function.

We are always exploring new collaborations with other companies and academic research groups to expand the uses of our platform.  From all of this work we learned a lot about our technology and initiated our lead project.

The third leg of our strategy is developing our lead product, PPL-‐003, for Dry Eye Disease. Over the last year and a half, our work was designed to move forward while reducing the risk of failure with each step and husbanding our resources wisely.  There is a large unmet medical need and market potential for this disease.  We recently completed a very positive animal dry eye study, where PPL-‐003 had steroid-‐like efficacy and faster onset of action.  We presented this work in Seattle at the annual meeting of The Association for Research in Vision and Ophthalmology (ARVO), the largest international eye disease meeting, where it was well received. In addition, our studies so far show that topical PPL-‐003 does not have the characteristic steroid side-‐effects of glaucoma or cataracts. We selected a CRO and engaged experts to help us plan PPL-‐003’s clinical development to proof of concept.  An expert panel meeting is scheduled for August 6th and we plan to hold a pre-‐IND meeting with the FDA later this year.

If all goes well on the funding front and with success conducting the required pre-‐clinical and GMP process development work, we should be able to start human testing in 2018.

Biohaven Pharmaceutical Holding Company Limited (Biohaven)

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven, a private corporation incorporated on September 25, 2013 under the laws of the British Virgin Islands for $3.5 million. During the fiscal year 2016, Portage made further investment of $3,501,000 while Biohaven raised additional $4,354,800 from other sources. This reduced our holding in Biohaven to 52.85%.

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

Biohaven intellectual property comprises patents licensed from Yale and Harvard Universities, exclusive Zydis formulation license from Catalent Inc. and divisional patents pending for additional claims. In August 2015, Biohaven acquired the world-wide intellectual property rights to a portfolio of over 300 prodrugs owned by ALS Biopharma, LLC (“ALSBio”). The prodrugs covered by the agreement were designed and prepared by Fox Chase Chemical Diversity Center, Inc. (“FCCDC”) through a research program funded, in part, by the U.S. National Institutes of Health, through two peer-reviewed Small Business Innovation Research (SBIR) grants awarded to FCCDC.  Most of the ALSBio prodrugs would be classified as New Molecular Entities (NMEs), and the intellectual property rights acquired by Biohaven include all future therapeutic indications.

Overall clinical development progress during the fiscal year 2016 and to date:

•

On July 22, 2015, Biohaven Filed Investigational New Drug Application (IND) for BVH-0223 with United States Food and Drug Administration (FDA). On August 22, 2015, Biohaven received a clearance from FDA to begin its clinical studies in humans.

•

Phase 1 study commenced in August 2015, immediately after the FDA approval in single and then multiple dosing. The study was designed to demonstrate the safety and unique pharmacokinetic characteristics of BHV-0223 in humans.

•

Single dose portion of the Phase 1 study was completed successfully in September 2015 on approximately ten participants who were treated with varying doses of BHV-0223 on four separate occasions. No serious adverse effects were reported.

•

Multiple dosing was also successfully completed in October 2015. Ten participants received multiple daily doses of BHV-0223 and again no serious adverse events were reported.

•

In November 2015, Biohaven received preliminary results from a Phase I study, which met its study objectives and support advancing the asset into late phase clinical development. Dosing with BHV-0223 showed favorable pharmacokinetic properties and greater exposure than the oral tablet formulation on a dose normalized basis.  The pharmacokinetic modeling and analysis of metabolites is pending.  The vast majority of adverse events were classified as mild. There were no serious or severe adverse events.

•

In February 2016, Biohaven had a pre-investigational new drug application comments from FDA and received a favorable feedback on its BHV-0223’s intended initial registrational program for the indication of amyotrophic lateral sclerosis. FDA allowed 505(b)2 pathway and required no additional efficacy or toxicology studies for submission of NDA.

•

In March 2016, FDA granted Biohaven an orphan drug designation covering BHV -0223 for the treatment of spinocerelellar ataxia (SCA)

•

In May 2016 FDA granted Biohaven an orphan drug designation covering BHV -4157 for SCA.

•

In June 2016, FDA cleared Biohaven’s IND for BHV-4157 for the treatment of SCA and Bihaven commenced first dosing to evaluate the safety and pharmacokinetics.

Thus, so far, two lead molecules, BHV-0223 and BHV-4157 have advanced into clinical testing. Both compounds are expected to be in pivotal trials within the next year and poised for the potential filing of two new drug applications shortly after successful completion of those pivotal trials.

After successful completion of pivotal trials and NDA filing for BHV-‐0223 for ALS and BHV-‐4157 for SCA, Biohaven could be prepared to commercially launch those products on its own.  However, Biohaven is also exploring the possibility of partnering with larger companies for the commercialization of those products. They are actively involved in discussions regarding cost and profit sharing arrangements for both BHV-‐0223 and BHV-‐4157.

In addition to these lead molecules, Biohaven is actively involved in in-‐licensing processes with large pharma partners to further grow their drug development pipeline with a goal is to add one to two clinical stage compounds to the portfolio.

Biohaven has developed a comprehensive website - www.portagebiotech.com   which provide information on our people, activities and other corporate details.

In August 2015, Portage invested $ 700,000 in Sentien Biotechnologies Inc. (Sentien), a Medford, MA based regenerative medicine company, spun out of Harvard and MIT to commercialize a novel method of using mesenchymal stem cells (MSCs).  Rather than inject MSCs directly into patients, Sentien has developed a method of treating patients with the factors MSCs secrete in response to injury: off-the-shelf MSCs are loaded into a specially designed cartridge and hooked into a patients’ circulation during renal dialysis.  We invested alongside Boehringer Ingelheim Venture Fund in Sentien’s Series A Round to prepare the company for an IND.  Sentien is now preparing to apply for their IND, which it expects to file in August 2016.  Sentien will then proceed to a trial in acute kidney injury patients.

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

(C) ORGANIZATIONAL STRUCTURE

The current organization structure comprises:

1.

Two operating subsidiaries:

a.

Portage Pharmaceuticals Ltd., a wholly owned subsidiary incorporated in the British Virgin Island.

b.

Biohaven Pharmaceutical Holding Company Ltd., a British Virgin Island private entity. Portage owns 52. 85% equity.

2.

One service company, Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario, Canada. Portage Services Ltd. Acts as an agent for Portage and is primarily engaged in handling all corporate and regulatory services.

3.

An investment in Sentien Biotechnologies Inc., Portage’s investment is less than 20% of the equity of Sentien and is held as available for sale.

We have five members on the Board of Directors - Dr. Declan Doogan, Dr. Gregory Bailey, Mr. James Mellon, Mr. Steven Mintz and Mr. Kam Shah. These five directors were re-appointed in the shareholders annual and special meeting of April 6, 2016. Dr. Bailey is our chairman, Dr. Doogan is a chief executive officer and Mr. Shah is Chief Financial Officer and corporate secretary.

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

Biohaven management comprising Dr. Vlad Coric as CEO, Dr. Robert Burman as CSO and Mr. Jim Engelhart as CFO. Its board of directors comprise Dr. Doogan as Chairman, Dr. Bailey, Mr. Shah, Dr. Vlad Coric and Mr. Childs. Mr. Mellon and Dr. Berman are alternative directors. The SAB comprise Dr. John Krystal and Dr. Gerard Sanacora and Dr. Maurizio Fava.

A brief biodata of the key people in our organization is provided below:

Declan Doogan M.D. - Director and CEO

•

Co-founder and Chairman of Portage Pharma Ltd.,

•

Previously the CEO and Head of R&D at Amarin Inc. (AMRN: NASDAQ)

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

Steven Mintz - Director

•

Senior financial consultant qualified as CA since 1992 and received BA (Economics and accounting) from University of Toronto in 1989.

•

Obtained Trustee in Bankruptcy license in 1995.

•

Practiced public accounting at a large accounting firm between 1989 to 1992, then employed by a boutique bankruptcy firm from 1992 to 1997 and since 1997, has been a financial consultant to individuals and private and public companies.

•

CEO and CFO of Dominion General Investment Corporation.

•

Officer and director of several public and private companies.

Bruce H. Littman, MD - CEO

•

Former Pfizer VP Global Translational Medicine

•

Over 30 years’ pharmaceutical company and academic research experience

Frank W. Marcoux, Ph.D. - CSO

•

Former Pfizer VP Quantitative and Innovative Medicine WW Development and former VP Biology Discipline WW Discovery

•

Over 25 years’ pharmaceutical company and academic research

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

•

M.D., Mount Sinai School of Medicine

Jim Engelhart

•

Is a CPA with over 30 years of corporate finance experience in global pharmaceutical business

•

Worked in Bristol-Myers Squibb, Schering-Plough and Alexion

•

Also held financial roles in increasing responsibilities at Energizer Holdings and PWC

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

Results of operations

	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31,2014
	In 000’ $
Expenses	(9,195)	(4,341)	(6,627)
	(9,195)	(4,341)	(6,627)
Non-controlling interests	(3,489)	(1,223)	(322)
Net loss attributable to owners	(5,706)	(3,118)	(6,305)
Deficit at end of year	(14,618)	(9,453)	(6,334)

Overview

We are a pre-clinical stage biotechnology company. We commenced our operations in June 2013 after acquiring Bontan Corporation Inc. through a reverse acquisition. We devoted substantially all our efforts in identifying and developing our product candidates including acquisition of exclusive licenses and several preclinical studies for PPL-003, our lead product candidate in PPL and on BHV-4157 and BVH-0223, our lead product candidates in Biohaven. Details of these efforts are explained above under item 4 (B) - business overview.

We do not have any approved products and have never generated any revenue from product sales. We have funded our operations from funds raised through various private placements.

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

•

Add operational, financial and management information systems and related finance and compliance personnel and

•

Operate as a public company

We are also seeking partners to support IND filing initiatives at PPL.

Expenses

The overall analysis of the expenses is as follows: ( in 000’$)

Year ended March 31,	2016	2015	2014

Acquisition related costs	-	-	3,839
Consulting fees	4,014	1,073	1,162
Research & development	4,577	2,929	$ 1,136
Professional fees	501	224	336
Other costs	103	115	154
	9,195	4,341	$ 6,627

Acquisition related costs

There were no new acquisitions in fiscal years 2016 and 2015

Acquisition related costs in fiscal 2014 included approximately $ 3.8 million paid to a company as compensation for financial advisory services rendered in connection the acquisition of Portage Pharma Ltd., This consisted of issuance of approximately 9.8 million common shares of the Company on June 4, 2013 valued at $0.39 being the quoted market price of the common shares on the date of their issuance.

Approximately $ 13,000 fee was paid in cash to various independent consultant for due diligence on Biohaven. The cost was expensed as per IFRS 3.

Consulting fees

Fees include cash fee, shares and options issued to key management, directors and others as detailed in Note 13 to the consolidated financial statements for the year ended March 31, 2016.

Fiscal 2016 consulting fee includes cash fee of $204,000, shares and options granted to Portage directors and management of $554,078 and options granted by Biohaven to its Board, management and other consultants of $3,256,182. CFO took in cash fee while chairman accepted shares and CEO accepted options in lieu of their fees. Note 9 to the consolidated financial statements for the fiscal 2016 provides details of shares and options granted during the year.

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

Research & development

These costs comprised the following:

Year ended March 31	2016	2015	2014
	in 000$
Licenses fee			27
Patent registration	78	37	29
Consulting fee	359	466	365
Development expenditure at Biohaven	3,675	2,000	500
Other outside services - lab testing, peptide production etc.	465	426	215
	4,577	2,929	1,136

Fiscal year 2016

Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc., a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services Under the agreement, Biohaven was charged $500,000 each quarter by BPI. Biohaven also contracted other parties for trial samples and testing. During the year, Biohaven had significant activities resulting in submission of three INDs, clinical phase one testing for BHV-223 and other related activities as more fully described in section 4(B) of this report.

Consulting fee relates to cash fee charged by the CEO, CSO and others at PPL of approximately $306,000 and value of PPL options issued to CEO and CSO vested during the year of approximately $53,000. PPL also incurred third party costs of approximately $ 465,000 for various pre-clinical trials as more fully described under section 4(B) of this report.

Fiscal year 2015:

Consulting fee includes cash fee of $ 328,921 to CEO, CSO and various other consultants and value of options granted to CEO and CSO to acquire up to 7% equity interest in PPL valued at $ 136,632. Further details of these options and their valuation are given in note 7 to the consolidated financial statements for the fiscal 2015.

Biohaven was charged $ 2 million by BPI under the master service agreement.

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

•

Completion of a collaborative research study that showed one of its proprietary human-derived CPP sequences and a cargo (PPL-003) reduces inflammation in brain tissue through inhibition of NFkB signaling even if administered when the BBB is closed.  The permeability of the blood brain barrier (BBB) in mice was studied and was transiently disrupted after endotoxin (LPS) challenge. The BBB then closed while cytokines were still elevated in brain tissue.  Administration of PPL-003 at this time significantly reduced brain cytokine levels. This finding suggests that PPL’s proprietary platform can be used to develop CPP-based therapeutics for CNS indications including neurologic, neurodegenerative, psychiatric and neuro-oncologic diseases.

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

(c)

Consulting fee includes fees totalling to approximately $306,000 paid to the CEO and CSO of PPL. Fee includes value of the vested options of approximately $57,000 and balance in cash.

Professional fees

Professional fee consists of $34,182 at Portage and $467,091 at Biohaven. Portage fee comprised legal fee of $22,141 relating to various corporate and regulatory legal services and audit fee accrual for the year of $40,000 which was offset by reversal of previous year’s over accrual of $27,959 resulting in net cost of $12,071 plus other services by the auditors of $1,387. Biohaven fee consists entirely of legal fees, which were mainly incurred in providing corporate services including preparation and review of various contracts and option agreements and also providing secretarial services.

Professional fees for fiscal 2015 consisted of accrual for audit and related services fee of approximately $67,000 and legal fees of approximately $157,000, of which $137,000 of legal fees were incurred at Biohaven and balance was towards corporate and regulatory matters.

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

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at March 31, 2016, the Company had a net working capital of approximately $ 4.6 million compared to a working capital of approximately $1.1 million as at March 31, 2015. Significant increase is due to approximately $10.6 million raised by Portage and Biohaven during the year through private placements.

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

Operating cash flow

During the fiscal year 2016, operating activities required a net cash outflow of approximately $5.8 million, of which approximately $4.5 million was spent on research and development activities. Cash required was met from cash on hand and additional cash raised through equity financing. Level of research and development activities increased significantly at Biohaven as explained elsewhere in this report.

During the fiscal year 2015, operating activities required a net cash outflow of approximately $ 2.6 million, which primarily included research and development costs of approximately $2.2 million incurred by its operating subsidiaries - PPL and Biohaven. The balance comprised mainly legal costs and consulting. This was met from the cash on hand and raised through private equity funding.

During the fiscal year 2014, operating activities required a net cash outflow of approximately $1.9 million, which primarily include research and development costs of approximately $ 1.1 million incurred by its operating subsidiaries - PPL and Biohaven. The balance comprised mainly legal costs and consulting.

Operating costs in fiscal 2014 were met from the cash received on acquisition.

The Company is required to support further research and development at its subsidiaries - one of which, Biohaven, is in clinical stage with at least two drugs planned for advanced clinical testing and another, PPL plans to commence IND filing preparations. These efforts will require substantial cash. Biohaven is currently seeking outside funding for its clinical activities and PPL is looking for partner for further development of its PPL-003.

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

However, the consolidated financial statements for the years ended March 31, 2016 and 2015 include a going concern note which reflects need for further financing to continue our planned research and development work and operating needs of all our subsidiaries.

Investing cash flows

There were two significant investments during the fiscal year 2016:

As part of the Company’s commitment to expand its drug development pipeline, the Company acquired in August 2015, 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The cash was met from additional cash raised through equity financing. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent less than 20% of the equity of Sentien. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

Further, in August 2015, Biohaven acquired worldwide intellectual property rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities, including IP rights to all future therapeutic indications. Biohaven paid cash of $ 1,000,000 plus issued 100 shares valued at $ 2,800 per share and two warrants for a total of 1,200 shares. Total purchase price of approximately $4 million has been capitalised as intangible assets.

There were no investing activities in the fiscal years 2015 and 2014.

Financing cash flows

During the fiscal year 2016, Portage raised approximately $6.2 million through various private equity placements. Details of these private placements are given in Note 8 to the consolidated financial statements for the fiscal year. Biohaven also raised approximately $4.4 million from third parties through private placement of its shares.

During the fiscal year 2015, the Company raised $ 300,000 through issuance of convertible promissory notes in July 2014. All the notes were converted in September 2014 into common shares. In October 2014, the Company raised additional $ 2 million through a non-brokered private placement offerings of 20 million common shares.

During the year ended March 31, 2014, the Company had a net cash inflow of approximately $3.8 million from its financing activities.  Approximately $ 3 million was received as a result of acquisition. The Company also realized approximately $ 295,000 from the PPL shareholders towards their capital commitment made in prior period and $ 474,000 were received from exercise of options and warrants by the Company’s shareholders.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

From May 23, 2012 to date, the Company through its operating subsidiaries is engaged in clinical and pre-clinical studies as detailed under Item 4 (B) business overview of this report. Research and development expenses analysis and details are provided under Item 5 (A) of this report. All research and development expenses are expensed as they are incurred.

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

(E) OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2016, and 2015, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

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

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, UK Chairman of the Board of Director	June 4, 2013	See section 4 (C ) of this report

Dr. Declan Doogan Stonington, CT, USA Chief Executive Officer and Director	June 4, 2013	See section 4 (C ) of this report

Mr. Jim Mellon (2) (3) Isle of Man Director	June 4, 2013	See section 4 (C ) of this report

Mr. Kam Shah (2) Ontario, Canada Director and Chief Financial Officer	January 3, 1999	See section 4 (C ) of this report

Mr. Steven Mintz (2) (3) Ontario, Canada Director	April 6, 2016	See section 4 (C ) of this report

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2016, 2015 and 2014.

Name & principal position	Annual compensation				Long term compensation
	Year	Fee (3)	Bonus	Other	Securities under options/SARs granted (1) & (5)	Shares or units subject to resale restriction (4)	LTIP payout (2)	Other	Total compensation
Declan Doogan
CEO	2016				$ 187,900				$ 187,900
CEO	2015				$ 150,391				$ 150,391
CEO	2014				$ 135,743	$ 270,000			$ 405,743
Kam Shah
CFO	2016	$ 180,000			$ 43,362				$ 223,362
CFO	2015	$ 180,000			$ 30,078				$ 210,078
CFO	2014	$ 253,458			$ 67,871				$ 321,329
Gregory Bailey									$ -
Business development/Chairman	2016	$ 100,000			$ 126,471				$ 226,471
Business development/Chairman	2015	$ 120,000			$ 57,968				$ 177,968
Business development/Chairman	2014				$ 135,743	$ 270,000			$ 405,743
James Mellon									$ -
Independent director	2016				$ 36,135				$ 36,135
Independent director	2015				$ 23,188				$ 23,188
Independent director	2014				$ 54,297				$ 54,297

Notes:

1.

“SAR” means stock appreciation rights. The Company never issued any SARs

2.

“LTIP” means long term incentive plan.

3.

Fee for fiscal 2016 includes 1 million shares to Dr. Bailey valued at $100,000, 2015 includes 1.5 million shares to Dr. Bailey valued at $ 120,000 and for fiscal 2014 includes issuance of 1 million shares to Mr. Shah valued at $151,000.

4.

Consists of 1.5 million restricted shares each to Dr. Doogan and Dr. Bailey valued at $270,000 each for services rendered. Restrictive legend can only be removed by either filing a registration statement or seeking exemption under Rule 144 of the Securities Act.

5.

For the fiscal year 2016: Dr. Bailey was issued 1,750,000 options, Dr. Doogan was issued 2.6 million options, Mr. Shah was issued 600,000 options and Mr. Mellon was issued 500,000 options. These options are valid for five years, convertible into equal number of shares at an exercise price of $0.15/share and will vest in 24 equal instalments over the two years.

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

Indebtedness of Directors, Executive Officers and Senior Officers

None.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.

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

Mandate of the Board

The Board has adopted a mandate; in which it has explicitly assumed responsibility for the stewardship of Portage. In carrying out its mandate the Board holds at least one meeting every month. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 11 meetings (2015: 10 meetings), mostly by way of conference calls, during our financial year ended March 31, 2016. Apart from these meetings, directors also held technical meetings with management of subsidiaries on a monthly basis to assist in the discharge of its responsibilities, the Board has designated one standing committee: an Audit and Compensation Committee effective June 27, 2013.as more particularly discussed below.

Audit and Compensation Committee (“ACC”)

The members of the ACC consist of Jim Mellon, Greg Bailey and Steven Mintz. Jim Mellon and Steve Mintz are the independent directors.  However, both Mr. Mellon and Dr. Bailey are insiders. Hence, the Board has appointed another independent director effective July 29, 2016, Dr. Ian Walters who will replace Dr. Bailey. The new ACC will then comprise Mr. Mellon, Mr. Mintz and Dr. Walters with Mr. Mintz and Dr. Walters being independent directors as required under the new rules of the Ontario Securities Commission. Jim Mellon is the chairman of the Committee.

Two new Charters were adopted on June 27, 2013 - Charter of the ACC relating to compensation matters and Charter of the ACC relating to Audit matters. These Charters are included in the Exhibits to this report by way of a reference.

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

•

reviewing and approving our hiring policies regarding personnel of our present and former external auditor: and

•

reviewing and approving all employee and consultants contracts, bonuses and other compensation matters

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

(E) SHARE OWNERSHIP

The Company usually creates a Stock Option Plan.

As at July 27, 2016, the date of this report, the Company had one active Consultants Stock Compensation Plan and one active Stock Option Plan.  Details of these Plans and movements therein during the fiscal 2016 are given in Notes 8(c) and 9(b) respectively to the consolidated financial statements for the fiscal 2016.  As of the date of this report, there were 1,561,667 common shares registered under the Consultants Stock Compensation Plan and not yet allotted.

On December 19, 2013 and March 17, 2015, the Company registered with US Securities and Exchange Commission, 20,167,579 options under 2013 Option Plan, of which 16,750,000 options were issued to date. As at July 27, 2016, the Company had 16,750,000 outstanding options under the Stock Option Plans. In addition, our subsidiaries also had options plans for acquiring equity in subsidiaries for their directors and management.

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

The following table sets forth the share ownership of our executive officers and directors as at July 25, 2016:

Name	Common shares beneficially owned		Options exercisable for equal number of common shares
	number	Percentage *	number	Exercise price	Expiry date
Kam Shah	2,892,131	1%	500,000	$ 0.20	Dec. 12, 2018
			500,000	$ 0.10	March 17, 2020
			600,000	$ 0.15	Dec. 7, 2020
Declan Doogan	28,311,068	11%	1,000,000	$ 0.20	Dec. 12, 2018
			2,500,000	$ 0.10	March 17, 2020
			2,600,000	$ 0.15	Dec. 7, 2020
Gregory Bailey	54,422,521	21%	1,000,000	$ 0.20	Dec. 12, 2018
			1,000,000	$ 0.10	March 17, 2020
			1,750,000	$ 0.15	Dec. 7, 2020
Jim Mellon	43,458,688	17%	400,000	$ 0.20	Dec. 12, 2018
			400,000	$ 0.10	March 17, 2020
			500,000	$ 0.15	Dec. 7, 2020
Steven Mintz	2,053,625	1%	-

* Based on 253,438,894 issued and outstanding common shares at July 25, 2016

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

As at July 25, 2016, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 39% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 25, 2016, the Company had 253,438,894 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 146 record holders excluding the beneficial shareholders held through the intermediaries.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of July 25, 2016. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant.  These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares*
Declan Doogan	31,736,063(1)	12%
Greg Bailey	56,599,604 (2)	22%
James Mellon	44,271,183 (3)	17%
* based on 259,853,467 shares including 6,414,573 shares issuable on exercise of vested options to the three individuals.

(1)

 Includes 3,424,995 shares issuable upon exercise of vested options

(2)

Includes 2,177,083 shares issuable upon exercise of vested options

(3)

Includes 812,495 shares issuable upon exercise of vested options.

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

(B) RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)

Business expenses of $2,701 (2015: $6,145, 2014:  $12,786) were reimbursed to directors of the Company.

(ii)

Consulting fees include cash fee paid to key management for services of $ 180,000 (2015: $180,000, 2014: $102,458). Refer to note 13 for shares and options issued to key management in lieu of fees.

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

(B) SIGNIFICANT CHANGES

Subsequent events have been evaluated through July 25, 2016, the date of this report. There were no significant event having any bearing on the consolidated financials for the fiscal year 2016.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Markets and on Canadian Securities Exchange (CSE) , where the Company’s shares got listed and began trading effective October 28, 2013

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31,	High		Low
	OTC	CSE	OTC	CSE
	In US$
2016	0.31	0.32	0.08	0.08
2015	0.18	0.24	0.07	0.08
2014	0.42	0.22	0.06	0.13
2013	0.16	n/a	0.01	n/a
2012	0.18	n/a	0.02	n/a

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal quarter ended	High		Low
	OTC	CSE	OTC	CSE
	In US$
June 30, 2016	0.17	0.16	0.10	0.10
March 31, 2016	0.14	0.14	0.08	0.08
December 31, 2015	0.19	0.16	0.08	0.10
September 30, 2015	0.26	0.26	0.15	0.15
June 30, 2015	0.31	0.32	0.08	0.08
March 31, 2015	0.14	0.14	0.07	0.08
December 31, 2014	0.15	0.14	0.01	0.08
September 30, 2014	0.18	0.24	0.08	0.09

The following table outlines the high and low market prices for each of the most recent six months:

Month	High		Low
	OTC	CSE	OTC	CSE
	In US$
June 2016	0.17	0.16	0.11	0.10
May 2016	0.12	0.12	0.10	0.10
April 2016	0.12	0.14	0.10	0.10
March 2016	0.13	0.14	0.10	0.10
February 2016	0.12	0.12	0.09	0.08
January 2016	0.14	0.11	0.08	0.08

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

Subject to our Memorandum and Articles of Association, a meeting of shareholders of the company will be called by not less than twenty-one days' written notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

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

Our directors can only refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares..

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

Board of directors

We are managed by a board of directors which currently consists of five directors.

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

•

cancel any ordinary shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

•

create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval.

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

There is no income tax treaty or convention currently in effect between (i) the United States and the British Virgin Islands or (ii) Canada and the British Virgin Islands, although a Tax Information Exchange Agreement is in force between the United States and the BVI and Canada and the BVI.

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

•

U.S. Holders holding Class A ordinary share as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•

U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•

U.S. Holders liable for the alternative minimum tax;

•

tax-exempt organizations or entities, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A of the Code, respectively;

•

U.S. Holders that received the Class A ordinary share as compensation for the performance of services;

•

U.S. Holders holding Class A ordinary share that own or are deemed to own 10% or more of the voting shares of the Company; or

•

former citizens and residents of the United States subject to tax as expatriates.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the ordinary shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. Prospective investors who are partners in a partnership should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of Class A ordinary share in their particular circumstances.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes. Further, this summary does not address the U.S. federal estate and gift, state, local or non-U.S. tax consequences to U.S. Holders of owning, and disposing of Class A ordinary share. Prospective investors should consult their own tax advisors regarding the U.S. federal, state and local, as well as non-U.S. income and other tax consequences of owning and disposing of Class A ordinary share in their particular circumstances.

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

Based on our financial statements, relevant market data and the projected composition of our income and the valuation of our assets, we do not expect to be a PFIC for the taxable year ending March 31, 2016. Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2016 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

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

Under the supervision and with the participation of our management, including our CEO, CFO and Chairman, we conducted an evaluation of the design and operation of internal control over financial reporting as of March 31, 2016, based on the framework set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

However, we have no accounting support staff to ensure segregation of duties and CFO handles all accounting, banking and treasury functions under direct supervision from the chairman and CEO. Based on this evaluation, management concluded that the Company’s ICFR was not effective as at March 31, 2016 due to the following material weakness:

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

No remediation activities have been undertaken to date in fiscal 2017. Due to resource constraints and the present stage of the Company’s development the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16(A) AUDIT COMMITTEE FINANCIAL EXPERTS

The Board of Directors has determined that Mr. Steven Mintz, who is an independent director, is an audit committee financial expert as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2016	2015

Audit fee	$40,000	45,000
Other services	1,387	10,000

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2016.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

Refer to Item 18 - Financial Statements

ITEM 18 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 - EXHIBITS

(a) Financial Statements

Description of Document	Page No.
Cover Sheet
Index	F1
Report of Independent Registered Public Accounting Firm	F2-3
Consolidated Statements of Financial Position	F4
Consolidated Statements of Operations and Comprehensive Loss	F5
Consolidated Statement of Shareholders Equity	F6
Consolidated Statements of Cash Flows	F7
Notes to Consolidated Financial Statements	F8-29

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

DATED at Toronto, Ontario, Canada, this 27h day of July, 2016

PORTAGE BIOTECH  INC.

Per: /s/ Declan Doogan

Title: Chief Executive Officer

Per: /s/ Kam Shah

Title: Chief Financial Officer

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2016 and 2015

(US Dollars)

1

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2016 and 2015

(US Dollars)

Schwartz Levitsky Feldman llp CHARTERED ACCOUNTANTS LICENSED PUBLIC ACCOUNTANTS TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Portage Biotech Inc.

We have audited the accompanying consolidated financial statements of Portage Biotech Inc., which comprise the consolidated statements of financial position as at March 31, 2016 and March 31, 2015, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2016, 2015 and 2014 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Portage Biotech Inc. as at March 31, 2016 and March 31, 2015, and its financial performance and its cash flows for the years ended March 31, 2016, 2015, and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that the Company has accumulated losses totalling $14,617,652 and negative cash flows from operating activities of $5,839,240. These conditions, along with other matters as set forth in Note 1 indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP

July 27, 2016	Chartered Accountants
Toronto, Ontario	Licensed Public Accountants

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

Portage Biotech Inc.

Consolidated Statements of Financial Position

(US Dollars)

As at March 31,	Note	2016	2015

Assets
Current
Cash	4	$4,688,929	$1,718,289
Advances and other receivable		203,940	17,575
		$4,892,869	$1,735,864
Long-term assets
Goodwill	7	3,000,000	3,000,000
Intangible assets	6	4,035,973	-
Investment	5	700,000	-
Total assets		$12,628,842	$4,735,864
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		299,740	620,560
		$299,740	$620,560
Shareholders' Equity
Capital stock	8	17,055,197	9,691,715
Stock option reserve	9(a)	5,075,853	1,312,519
Warrants	10(i)	2,755,973	1,108,402
Deficit		(14,617,652)	(9,452,864)
Total Shareholders' equity		$10,269,371	$2,659,772
Non-controlling interests	17	$2,059,731	$1,455,532
Total equity		12,329,102	4,115,304
Total liabilities and Shareholders' equity		$12,628,842	$4,735,864

Commitments and Contingent Liabilities (Note 12)

On behalf of the Board	”Kam Shah” Director	“Declan Doogan” Director
	(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Operations and Comprehensive Loss

(US Dollars)

Years ended	Note	2016	2015	2014

Expenses
Acquisition related costs		$ -	$ -	$ 3,839,398
Research and development		4,577,136	2,928,639	1,135,779
Consulting fees	13 and 14(ii)	4,014,260	1,072,700	1,162,362
Professional fees		501,273	224,033	335,692
Other operating costs	14(i)	95,336	91,686	148,884
Bank charges and interest		7,384	20,036	3,351
Amortization of office furniture and equipment		-	-	1,164
Write off of office furniture and equipment		-	4,122	-
		$9,195,389	$4,341,216	$6,626,630
Net loss and comprehensive loss for year		$(9,195,389)	$(4,341,216)	$(6,626,630)
Net loss and comprehensive loss attributable to :
Owners of the Company		(5,706,189)	(3,118,431)	(6,304,947)
Non-controlling interests		(3,489,200)	(1,222,785)	(321,683)
		$(9,195,389)	$(4,341,216)	$(6,626,630)
Basic and diluted loss per share
Net Loss per share	11	$(0.02)	$(0.02)	$(0.04)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Year ended March 31, 2016

(US Dollars)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated Deficit	Non- controlling interest	Total Equity

Balance, March 31, 2013	81,759,076	$ 503,495	$ -	$ -	(29,486)	$ -	$ 474,009
Issued on reverse acquisition	81,759,076	1,761,413		1,108,402			2,869,815
Issued for financial advisory services relating to the acquisition transaction	9,811,091	3,826,325					3,826,325
Exercise of warrants	1,450,000	175,000					175,000
Exercise of options	1,996,547	299,482					299,482
Value of shares issued as compensation	4,000,000	691,000					691,000
Value of options issued			362,440				362,440
Acquisition of Biohaven						3,000,000	3,000,000
Net loss for year					(6,304,947)	(321,683)	(6,626,630)
Balance, March 31, 2014	180,775,790	$ 7,256,715	$ 362,440	$ 1,108,402	$ (6,334,433)	$ 2,678,317	$ 5,071,441
Options vested			238,221				238,221
Options of subsidiaries vested			711,858			-	711,858
Conversion of debts and coupons	3,500,001	315,000					315,000
Issued under private placement	20,000,000	2,000,000					2,000,000
commitment fee settled in shares	1,000,000	100,000					100,000
private placement underwriting costs		(100,000)					(100,000)
Value of shares issued as compensation	1,500,000	120,000					120,000
Net loss for year					(3,118,431)	(1,222,785)	(4,341,216)
Balance, March 31, 2015	206,775,791	$ 9,691,715	$ 1,312,519	$ 1,108,402	$ (9,452,864)	$ 1,455,532	$ 4,115,304
Issued under private placement	43,488,670	6,155,080					6,155,080
Private placement finder fees		(307,754)					(307,754)
Finders fees settled in shares	2,174,433	307,754					307,754
Value of shares issued as compensation	1,000,000	100,000					100,000
Shares and warrants issued by Biohaven to acquire intangible assets				2,755,973		280,000	3,035,973
Options vested			3,763,334				3,763,334
Transfer of carrying cost on expiration of warrants		1,108,402		(1,108,402)			-
Shares issued					541,401	3,813,399	4,354,800
Net loss for year					(5,706,189)	(3,489,200)	(9,195,389)

Balance, March 31, 2016	253,438,894	$ 17,055,197	$ 5,075,853	$ 2,755,973	$(14,617,652)	$ 2,059,731	$12,329,102

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Cash Flows

(US Dollars)

Year ended March 31,	2016	2015	2014

Cash flows from operating activities
Net loss for year	$ (9,195,389)	$ (4,341,216)	$ (6,626,630)
Adjustments for non-cash items:
Amortization of office equipment and furniture	-	-	1,164
Write off of office furniture and equipment	-	4,122	-
Value of shares and options expensed as consulting fee (Note 13)	3,810,260	876,221	1,053,440
Value of options expensed as research and development	53,074	136,632	-
Interest settled in shares	-	15,000
Acquisition related costs	-	-	3,826,325
Net change in working capital components
Other receivables	(186,365)	209,658	(73,270)
Accounts payable and accrued liabilities	(320,820)	485,814	(116,447)
	$ (5,839,240)	$ (2,613,769)	$ (1,935,418)
Cash flows from investing activities
Acquisition of intangibles	(1,000,000)	-	-
Investment	(700,000)	-	-
	$ (1,700,000)	$ -	$ -
Cash flows from financing activities
Cash received on reverse acquisition	-	-	3,006,593
Options and warrants exercised	-	-	474,482
Shares issued under private placements	6,155,080	2,300,000	295,441
Shares issued by subsidiary	4,354,800
	$ 10,509,880	$ 2,300,000	$ 3,776,516
Increase (decrease) in cash during year	2,970,640	(313,769)	1,841,098
Cash at beginning of year	1,718,289	2,032,058	190,960
Cash at end of year	$ 4,688,929	$ 1,718,289	$ 2,032,058

Supplemental disclosures
Non-cash investing activities
Value of shares and warrants issued on acquisition	-	-	(2,869,815)
Shares and warrants issued by subsidiary towards acquisition of intangible assets	(3,035,973)
	$ (3,035,973)	-	$ (2,869,815)
Non-cash financing activities
Shares issued in settlement of finders fees	(307,754)	-	-
	$ (307,754)	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2016 and 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd.,  is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

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

The Company is in the clinical stage, and as such no revenue has been generated from its operations. The Company has accumulated losses of approximately $15 million and has negative cash flows from operating activities of approximately $6 million during the year ended March 31, 2016.

Management has secured sufficient equity financing which it believes will enable it to meet its operating commitments. However, it will require additional resources to continue into clinical trials and/or for additional acquisitions. The Company and its subsidiaries continue to obtain financing, although there are no assurances that the management’s plan will be realized. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2. BASIS OF PRESENTATION

(a) Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements have been prepared on a historical cost basis except for stock based compensation and warrants which are measured at fair value as detailed in Notes 9 and 10 to these financial statements.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

2. BASIS OF PRESENTATION   (cont’d)

The Company has no requirement to report on segments as it operates as only one segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on July 27, 2016.

(b) Consolidation

The consolidated financial statements include the accounts of the Company and,

a.

Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.

Portage Pharmaceuticals Ltd. a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c.

Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), a private corporation incorporated in BVI on September 25, 2013. The Company held approximately 54% equity in Biohaven on January 6, 2014. However, Biohaven issued additional shares to third parties during the year ended March 31, 2016 and as a result, the Company’s equity in Biohaven was reduced to 52.85% as at March 31, 2016.

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

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Investment

The investment is comprised of shares of a private company that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method. The Company evaluates the investment each reporting period for evidence of impairment and adjusts the carrying value accordingly.

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

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

Notwithstanding the above, the Company complies with IAS 12 which provides for the following:

•

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

•

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

There were no significant tax liabilities or assets nor any interest and penalties at March 31, 2016 and 2015. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IAS 1- Presentation of Financial Statements

The IASB amended IAS 1 in December 2014 to clarify the existing presentation and disclosure requirements and provide guidance to assist in determining what to disclose and how that information should be presented in the financial statements. The amendments are effective for annual periods beginning on or after April 1, 2016.

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

IFRS 15, Revenue from Contracts with Customers

IFRS 15, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company does not believe that the above standard will have any impact on its financial statements.

4. CASH

Cash includes $ 3,408,458 (2015: $1,201,509) held in trust by a US lawyer, pending opening of a bank account by Biohaven. There are no restrictions on use of cash.

5. INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent less than 20% of the equity of Sentien. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at fair value as an available for sale financial instrument, which at March 31, 2016 was considered equal to its carrying value. Sentien is planning Phase 1 study of its lead product, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

As at March 31, 2016, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6. INTANGIBLE ASSETS

In August 2015, Biohaven acquired worldwide intellectual property rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities NMEs), including IP rights to all future therapeutic indications. Biohaven paid cash of $ 1,000,000 plus issued 100 shares valued at $ 2,800 per share. In addition, Biohaven also issued two warrants as follows:

a.

Warrants # 1 entitling the holder to acquire up to 550 common shares in Biohaven at $2,800 per share, expiring on August 15, 2025. The warrants can be exercised without cash for common shares in Biohaven, based on the excess of fair value on the date of exercise over the exercise price.

b.

Warrants # 2 entitling the holder to acquire up to 650 common shares in Biohaven at $2,800 per share, expiring on August 15, 2025. These warrants will vest upon filing by Biohaven of the first Investigative new drug application for a Patent Product based on the acquired IP rights.  The warrants can be exercised without cash for common shares in Biohaven, based on the excess of fair value on the date of exercise over the exercise price.

c.

The fair value of these warrants has been estimated using a black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	nil
Expected volatility	83.10%
Expected life	3,653 days
Market price	$2,800

The fair value of Warrant # 1 as per the Black-Scholes option pricing model amounted to $1,263,154, which has been capitalised as part of the acquisition cost of intangible assets.

The fair value of Warrant # 2 as per the Black-Scholes option pricing model amounted to $1,492,819, which has also been capitalised as part of the acquisition cost of intangible assets.  None of the warrants were vested as at March 31, 2016. The warrants vested on June 30, 2016 when vesting conditions were met.

6. INTANGIBLE ASSETS  (Contd.)

Total purchase price is as follows:

Cash	$1,000,000
Shares issued	280,000
Warrants issued	2,755,973
$4,035,973

Total purchase price of $4,035,973 has been capitalised as intangible assets since it fulfilled the criteria set out under IAS 38.22 namely, these assets are capable of being sold or licensed, costs associated with their acquisition is easily identifiable and they will be used in the development of new drugs or in making the current drugs under development capable of addressing new indications

The intangible assets will be amortised over twelve years’ effective fiscal year 2017, when prodrugs are first put to use.

The current estimates of the present value of the drugs under development using the compounds covered under the acquired NMEs based on the discounted cash flow valuation model indicates revenue expected to be far in excess of the cost of acquisition of the NMEs.  As a result, the Company concluded that there was no impairment in the carrying costs of the intangible assets.

7. GOODWILL

The Company assesses the recoverability of the carrying value of goodwill on an annual basis as of March 31, and whenever events occur or when circumstances change that would, more likely than not, indicate that the fair value of our reporting unit ( Biohaven) is below its carrying value.

As at March 31, 2016, no new information was available which would indicate that the fair value of goodwill is below its carrying value.

For the purpose of impairment testing, goodwill is attributable to Biohaven, which is considered a CGU.

The recoverable amount of Biohaven was estimated based on a value in use calculation, which involved discounting the future cash flows expected to be generated from the continuing operations of the CGU.

The discounted cash flow model is based on projections through 2030, which is the year of expiry of the patents relating to the drugs under current development. The projections assume that the current drug development efforts will result in a commercially marketable drug by 2017. Projected cash flows included in the calculation were based upon Biohaven’s approved financial forecasts and strategic plan, which incorporate Biohaven’s current drug candidate as well as management’s expectations regarding future business activity. The assumptions used in the discounted cash flow model were:

Terminal growth	3%
Tax rate	40%
Weighted Average Cost of Capital	10%

The discount rate was determined based on Biohaven’s internal weighted average cost of capital, adjusted for the marginal return a market participant would expect to earn on an investment in the entity. It represents a nominal figure. The rate is consistent with forecast economic growth rates observed in the market.

7. GOODWILL  (Contd.)

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

8. CAPITAL STOCK

(a) Authorized:  Unlimited number of common shares

(b) Issued

	As at March 31,
	2016		2015
	Common		Common
	Shares	Amount	Shares	Amount
Balance, beginning of year	206,775,791	$ 9,691,715	180,775,790	$ 7,256,715
Conversion of debts and coupons	-	-	3,500,001	315,000
Expired warrants		1,108,402
Issued under private placement (i)	43,488,670	6,155,080	20,000,000	2,000,000
Finder/Commitment fee settled in shares (i)	2,174,433	307,754	1,000,000	100,000
Finders fee/Underwriting costs		(307,754)		(100,000)
Shares issued as compensation ( ii)	1,000,000	100,000	1,500,000	120,000
Balance , end of year	253,438,894	$17,055,197	206,775,791	$ 9,691,715

(i).a.

On June 24, 2015, the Company completed a private placement comprising non-brokered offering of 36,822,003 restricted common shares at a price of US$0.14 per share for gross proceeds of $5,155,080 to accredited investors. Two directors subscribed approximately 11.4 million shares at a total cost of $1.6 million. The private placement was done in two tranches. First tranche closed on June 15, 2015 and second one closed on June 24, 2015. MediqVentures Ltd., a private corporation owned by two of the directors of the Company and/or its nominees received 5% of the gross proceeds or $257,754 as finder’s fee as per the terms of the consulting agreement with them. The fee was settled by issuance of 1,841,100 restricted common shares valued at US$ 0.14 per common shares.

(i).b.

On March 31, 2016, the Company completed another private placement comprising non-brokered offering of 6,666,667 restricted common shares at a price of US$ 0.15 per share for gross proceeds of $ 1 million to accredited investors. Two directors of the Company subscribed for all the 6,666,667 million issued shares for $1 million.   MediqVentures Ltd., a private corporation owned by two of the directors of the Company and/or its nominees received 5% of the gross proceeds or $50,000 as finder’s fee as per the terms of the consulting agreement with them. The fee was settled by issuance of 333,333 restricted common shares valued at US$ 0.15 per common shares.

8. CAPITAL STOCK  (Contd.)

(ii)

On February 25, 2016, the Chairman was issued one million shares under the 2011 Consultants Compensation Plan in lieu of cash fee for services provided. The shares were valued at $100,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2016 as consulting fee (note 13).

(iii)

On July 24, 2014, The Company raised $ 300,000 through issuance of convertible promissory notes to three lenders, each advancing $ 100,000. Two of the lenders are the directors of the Company. The note was for one year, carried a 5% coupon, payable in shares, to be valued at 10% discount to the next financing, due on maturity at the time of conversion or repayment. The amount repayable under the notes was convertible at the lender’s’ option into common shares of the Company at the time of the next financing to be priced at the price set for the next financing discounted by 10%. On September 29, 2014, all notes and related coupons were settled through issuance of 3,500,001 restricted common shares at the option of the note holders. The common shares were valued at $ 0.09 being the price of $ 0.10 per common share of a recent private placement discounted by 10% as per the conversion terms. $ 15,000 being the value of the coupons was expensed as interest cost.

(iv)

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

(v)

On March 4, 2015, the Chairman was issued one and a half million shares under the 2011 Consultants Compensation Plan in lieu of cash fee for services provided. The shares were valued at $120,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2015 as consulting fee (note 13).

(c) As at March 31, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2015	As at April 1, 2015	Issued during the year (note 8(b) (ii ))	Cancelled	Balance at March 31, 2016
2011 Plan	11-Apr-11	6,000,000	(3,438,333)	2,561,667	(1,000,000)	-	1,561,667

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

8. CAPITAL STOCK  (Contd.)

As at March 31, 2015, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2014	As at April 1, 2014	Issued during the year	Cancelled	Balance at March 31, 2015
2011 Plan	11-Apr-11	6,000,000	(1,938,333)	4,061,667	(1,500,000)	-	2,561,667

(d) As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to escrow 88,444,293 of its common shares and 68,724,447 of its warrants issued to four insiders. The escrowed shares and warrants will be released in agreed tranches over the period of three years. As at March 31, 2016, 26,533,294 common shares (as at March 31, 2015: 53,066,580 common shares) are still under escrow. All warrants expired in June 2015 and were cancelled.

9. STOCK OPTION RESERVE

(a) The movements during the year were:

	Year ended March 31,
	2016	2015

Balance, beginning of year	$ 1,312,519	$ 362,440
fiscal 2013 Options vested (vi)		238,221
fiscal 2015 Options vested (i) and (v)	266,670
fiscal 2016 options vested (ii)	187,408	-
Options to acquire equity in PPL granted to PPl management and vested ( iii) and(vii)	53,074	188,282
Revaluation of 2014 PPL options due to extension of maturity period (viii)	-	5,576
Options to acquire equity in Biohaven granted to Biohaven consultants and directors vested (iv) a and b and (ix)	3,256,182	518,000
Balance, end of year	$ 5,075,853	$ 1,312,519

i.

The fair value of the options granted on March 17, 2015 (note 9(v)) and vested during the year ended March 31, 2016 of $266,670 was expensed and charged to the stock option reserve.

Ii

On December 7, 2015  the Board of Directors of the Company approved and on January 21, 2016,  issued total of 7,050,000 options to 8 consultants including 5,450,000 options to the four directors under 2013 Option Plan. These options are valid till December 7, 2020 and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per common share. The Options were registered with the US Securities and Exchange Commission on March 17, 2015 and will vest in 24 equal instalments over the next two years effective January 1, 2016.

9. STOCK OPTION RESERVE  (Contd.)

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	103.04%
Expected life	1782 days
Market price on the date of grant	US$0.10

i

The fair value of the options as per the Black-Scholes option pricing model amounted to $509,499. Using the graded vesting method, the value of the options vested as at March 31, 2016 was $187,408.

iii

On March 1, 2015 and April 1, 2015, PPL granted options to its CEO and CSO respectively, to acquire additional 3% equity interest in PPL for an exercise price of $74,996 vesting over two years in equal quarterly instalments and expiring in five years under new Option Agreements dated the dates of the grants. (note 9(vii))

The fair value of the options as per the Black-Scholes option pricing model amounted to $64,941. Using the graded vesting method, the value of the options vested as at March 31, 2016 was $53,074, which was included in research and development costs.

iv.a

The fair value of the options granted by Biohaven on November 26, 2014 and vested during the year ended March 31, 2016 of $269,819 was expensed as consulting fee. (note 9(ix))

iv.b

On October 23, 2015, Biohaven Board approved 4,000 options and   granted to its consultants and directors 2,495 of the approved options to acquire equal number of common shares in Biohaven at an exercise price of $ 2,800 per common share. The options are to be vested 25% on grant, 25% each anniversary of grant date provided that if before all of the options are vested if, a change of control occurs at Biohaven, 100% of the unvested options shall vest immediately. All options will expire on October 22, 2025. Three of the Company’s directors who are on Board of Biohaven received 775 options.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	83.21%
Expected life	3,652 days
Market price on the private placement	$2,800

The fair value of the options as per the Black-Scholes option pricing model amounted to $5,733,816 of which options valued, using the graded vesting under IFRS, at $2,986,363 vested as at March 31, 2016. $ 2,986,363 was expensed as consulting fee.

9. STOCK OPTION RESERVE  (Contd.)

v

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

i.

The fair value of the options as per the Black-Scholes option pricing model amounted to $318,829. None of the options was vested on March 31, 2015. The value of the options will be accounted upon vesting of the related options as per the accounting policy.(note 9(i))

On December 17, 2013, the Company issued total of 4,450,000 options to 10 consultants including 2.9 million options to the four directors under 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.20 per common share. The Options were registered with the US Securities and Exchange Commission on December 19, 2013 and vest as follows:

-

3,850,000 options vested in equal monthly instalments over the year ending December 31, 2014

-

300,000 options were vested on the date of their issuance and

-

300,000 options vested on October 17, 2014

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

9. STOCK OPTION RESERVE  (Contd.)

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

* Fair value was based on the value offered to PPL for its shares under the reverse takeover transaction as of June 4, 2013.

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

* Fair value was based on the value offered to Biohaven by the Company to acquire its common shares on January 6, 2014.

9. STOCK OPTION RESERVE  (Contd.)

The fair value of the options as per the Black-Scholes option pricing model amounted to $996,256, of which options valued at $518,000 vested as at March 31, 2015. $ 518,000 was expensed as consulting fee. (note 9(iv.a))

(b).1  The following is a summary of all active Stock Option Plans as at March 31, 2016:

Stock Option Plan			Total
Plan	2005 Stock Option Plan	2013 Option Plan
Date of Registration	Dec. 5, 2005	Dec 19, 2013 and March 17, 2015	Total
Registered *	1,000,000	20,167,579	21,167,579
Issued	1,000,000	9,750,000	10,750,000
Outstanding, April 1, 2015	560,000	9,700,000	10,260,000
Issued		7,050,000	7,050,000
Exercised			-
Expired	(560,000)		(560,000)
Outstanding, March 31, 2016	-	16,750,000	16,750,000
Options fully vested - March 31, 2016	-	7,931,246	7,931,246
Options not yet vested as at March 31, 2016	-	8,818,754	8,818,754
	-	16,750,000	16,750,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,579 options under 2013 Stock Option Plan.

(b).2  The following is a summary of all active Stock Option Plans of the Company as at March 31, 2015:

Plan	2005 Stock Option Plan	2013 Option Plan	Total
Date of Registration	Dec. 5, 2005	Dec 19, 2013 and March 17, 2015
Registered *	1,000,000	20,167,579	21,167,579
Issued	1,000,000	4,450,000	5,450,000
Outstanding, April 1, 2014	560,000	4,450,000	5,010,000
Issued		5,300,000	5,300,000
Exercised			-
Expired		(50,000)	(50,000)
Outstanding, March 31, 2015	560,000	9,700,000	10,260,000
Options fully vested - March 31, 2015	560,000	4,400,000	4,960,000
Options not yet vested as at March 31, 2015	-	5,300,000	5,300,000
	560,000	9,700,000	10,260,000

(d) The weighted average exercise price of the outstanding stock options was US$0.15 as at March 31, 2016 (US$0.16 as at March 31, 2015) and weighted average remaining contractual life was approximately 3.95 years (approximately 4.18 years as at March 31, 2015).

9. STOCK OPTION RESERVE  (Contd.)

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at March 31, 2016 and March 31, 2015.

10. WARRANTS

(i)

The movements during the year were as follows:

	Year ended March 31,
	2016			2015
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, beginning of year	87,906,420	$ 0.30	$ 1,108,402	114,281,420	$ 0.31	$ 1,108,402
Exercised	-	-		-	-
Expired	(87,906,420)	(0.30)	(1,108,402)	(26,375,000)	(0.35)
Issued and outstanding	-	-	-	87,906,420	0.30	1,108,402
Warrants issued by Biohaven to acquire intangible assets (Note 6(c ))	1,200	2,800	2,755,973	-	-	-
Issued and outstanding, end of year	1,200	$ 2,800	$ 2,755,973	87,906,420	$ 0.30	$ 1,108,402

(ii)

Details of weighted average remaining life of the warrants granted and outstanding are as follows:

March 31,	2016		2015
	Warrants outstanding & exercisable		Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.29	-	-	71,456,420	0.18
0.35	-	-	16,450,000	0.06
	-	-	87,906,420	0.16
Biohaven warrants
$ 2,800	1,200	9.4	-	-

11. LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year, which was 239,745,044 (2015: 193,442,457 and 2014: 161,977,171).

The Company had nil warrants (2015: 88 million and 2014: 114 million) and approximately 10.3 million options (2015: 10 million and 2014: 5 million) which were not exercised as at March 31, 2016. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

12. COMMITMENTS AND CONTINGENT LIABILITIES

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

(b)

PPL has extended consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2017 and carrying a total monthly commitment of $22,667.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(c)

Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc., a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The agreement expires on December 31, 2018 and will automatically renew on a year to year basis. Either party can terminate the agreement upon ninety days prior notice. Agreed fee for the period up to June 30, 2015 is $ 3 million payable in quarterly instalment commencing from March 1, 2014. Fees for the period subsequent to June 30, 2015 have not yet been determined. Biohaven continues to be charged a fee of $ 500,000 per quarter.

(d)

Under the terms of the License Agreement dated September 16, 2013 signed with Yale University, Biohaven provides an initial payment and also provides for milestone payments upon approval of new drug applications for patented product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Licensor also has right to purchase in cash up to 10% of any securities offered in future financing.

12. COMMITMENTS AND CONTINGENT LIABILITIES   (Contd.)

(e)

In August 2015, Biohaven signed an agreement with ALS Biopharma LLC, a non-related company, to acquire world-wide intellectual property(IP) rights to a portfolio of over 300 prodrugs, classified as New Molecular Entities including IP rights to all future therapeutic indications. The Agreement provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Biohaven also agreed to pay towards research work to be carried out by ALS Biopharma LLC in agreed installments.

(f)

In September of 2015, Biohaven signed a license agreement with Massachusetts General Hospital (“MGH”) for exclusive, worldwide rights to intellectual property in a pending patent application.  The Agreement provides for initial payment and also provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(g)

In 2014, Biohaven signed an exclusive world-wide license agreement with Catalent Pharma Solutions to provide Catalent's Zydis® Orally Disintegrating Tablet (ODT) technology for Biohaven's lead drug development candidate, BHV-0223.  The Agreement provides for initial payment and also provides for milestone payments upon approval of new drug applications for patent product in the USA and royalty payments including earned royalties and third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

13. CONSULTING FEE

	Year ended March 31,
	Notes	2016	2015	2014
Cash fee		$ 204,000	$ 196,479	$ 108,921
Shares issued to key management	8(b)(ii)	100,000	120,000	691,000
Options issued to key management	9(a)(I & ii)	366,262	157,226	231,838
Options issued to others	9(a)(I & ii)	87,816	80,995	130,603
Biohaven options granted to the Company's directors	9(a)(iv)a & b	1,018,692	174,825
Biohaven options granted to Biohaven consultants and management	9(a)(iv)a & b	2,237,490	343,175
		$ 4,014,260	$ 1,072,700	$ 1,162,362

14. RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

14. RELATED PARTY TRANSACTIONS  (Contd.)

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)

Business expenses of $2,701 (2015: $6,145, 2014:  $12,786) were reimbursed to directors of the Company.

(ii)

Consulting fees include cash fee paid to key management for services of $ 180,000 (2015: $180,000, 2014: $102,458). Refer to note 13 for shares and options issued to key management in lieu of fees.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	March 31, 2016		March 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	$ 4,688,929	$ 4,688,929	$ 1,718,289	$ 1,718,289
Advances and other receivable (level 2)	$ 203,940	$ 203,940	$ 17,575	$ 17,575
Investment (level 3)	$ 700,000	$ 700,000	$ -	$ -
Financial liabilities
Accounts payable and accrued liabilities (level 2)	$ 299,740	$ 299,740	$ 620,560	$ 620,560

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

•

Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT…(Contd.)

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

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

16. CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.3 million as at March 31, 2016 (approximately $ 0.6 million as at March 31, 2015) and current assets, mostly in cash, of approximately $4.9 million (approximately $1.7 million as at March 31, 2015). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

16. CAPITAL DISCLOSURES   (Contd.)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at March 31, 2016, the shareholders’ equity was approximately $ 10.2 million (approximately $ 2.7 million as at March 31, 2015), $4.7 million ($ 1.7 million as at March 31, 2015) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2016 and March 31, 2015.

17. NON-CONTROLLING INTERESTS

The Company’s material non-controlling interests (“NCI”) at March 31, 2016 and 2015 were associated with Biohaven. There were no dividends paid by Biohaven during 2016 and 2015. Summarized financial information based on those amounts included in these consolidated financial statements for Biohaven is as follows:

Statement of financial position:

	Biohaven
As at March 31,	2016	2015
Non-controlling interests	47.15%	46%
Current assets	1,690,240	552,694
Non-current assets	1,902,961	-
	3,593,201	552,694
Current liabilities	100,233	248,883
Net assets attributable to NCI	3,492,968	303,812

Statement of operations and comprehensive loss

Year ended March 31	2016	2015	2014
Non-controlling interests	47.15%	46%	46%
Research and development	1,733,023	920,000	238,280
Stock based compensation	1,535,290	238,280	-
Professional fees	220,233	63,692	83,403
Other	653	813
net loss and comprehensive loss attributable to NCI	3,489,200	1,222,785	321,683

17. NON-CONTROLLING INTERESTS   (Contd.)

Statement of cash flows

Year ended March 31,	2016	2015	2014
Non-controlling interests	47.15%	46%	46%
Cash flow used for operating activities	(2,191,933)	(665,875)	(391,431)
Cash flows used for investing activities	(471,500)	-	-
Cash flow from financing activities	3,704,010	805,000	805,000