Form 20-F
period 2017-03-31
PORTAGE BIOTECH INC.
filed 2017-07-31
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

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

Common shares without par value - 260,688,894 as at March 31, 2017

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow  Item 17 [  ]   Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ]   No [X]

FORWARD LOOKING STATEMENTS

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

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Portage Biotech Inc., which is a British Virgin Islands (BVI)company as per the certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. Approximately 62% of its common stock was held by non-United States citizens and residents as of September 30, 2016 being its latest second quarter end. Further, our business is administered principally outside the United States and majority of our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in US dollars ("US $") and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

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

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2017, 2016 and 2015, and the Balance Sheet data as of March 31, 2016 and 2017 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the period from May 23, 2012(date of inception) to March 31, 2013 relating to Portage Pharma Ltd. and for the year ended March 31, 2014, and the Balance Sheet data as of March 31, 2013, 2014, and 2015 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data -

	Year ended March 31				Period
	2017	2016	2015	2014	May 23, 2012 to March31, 2013
	all amounts in 000' $ and number in 000 (except per share value)
Net loss before non-controlling interests	(641)	(9,195)	(4,341)	(6,627)	(29)
Net profit (loss) attributable to shareholders	16,299	(5,706)	(3,118)	(6,305)	(29)
Working capital	59,027	4,593	1,115	2,067	474
Total assets	59,904	12,629	4,736	5,263	486
Capital stock	18,360	17,055	9,692	7,257	503
Warrants	-	2,756	1,108	1,108	-
Stock option reserve	1,705	5,076	1,312	362	-
Shareholders’ equity	59,594	10,269	2,660	2,393	474
Weighted average number of shares outstanding - Basic	254,043	239,745	193,442	161,977	81,759
Weighted average number of shares outstanding - diluted	272,193	239,745	193,442	161,977	81,759
Earnings (loss) per share - Basic	$0.06	($0.02)	($0.02)	($0.04)	$-
Earnings (loss) per share - Diluted	$0.06	($0.02)	($0.02)	($0.04)	$-

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same for the fiscal years 2013 through 2016.

The Company has not declared or paid any dividends in any of the financial periods.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in US dollars. One of the Company’s subsidiaries maintains its books in Canadian dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On July 19, 2017, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately US$1 = CDN$1.26.

The following table sets out the high and low exchange rates in Canadian dollar for one US dollar for each of the last six months.

2017	June	May	April	March	February	January
High for period	$1.35	$1.37	$1.36	$1.35	$1.32	$1.34
Low for period	$1.30	$1.34	$1.33	$1.33	$1.31	$1.30

The following table sets out the average exchange rates in Canadian dollar for one US dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended March 31,
	2017	2016	2015	2014	2013
Average for the year	$1.31	$1.31	$1.14	$1.05	$1.00

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

We have not generated any business income since July 5, 2013. While our management and the Board consist of persons with significant experience in the biotechnology industry, we have no product sales and have no established sales and distribution network.

We expect to be involved in research and development to identify and validate new drug targets that could become marketed drugs for several years to come and will be requiring significant financial resources without any income. We expect these expenses to result in continuing operating losses in the near future.

Our ability to generate future revenue or achieve profitable operations is largely dependent upon our ability to attract and maintain the experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize the drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidate into a marketable drug and we cannot assure you that we will be able to successfully achieve these objectives. However, our current investment in an entity whose shares are traded on New York Stock Exchange, has grown significantly in value and once our trading restrictions expire sometime in November 2017, disposal of part or whole of these investments will generate significant cash flow, subject to market price of the shares of that entity remaining at the current level, to allow us to pursue our research and development activities.

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

As a pharmaceutical company, our operations are likely to expand in the European Union and worldwide, we will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. These risks include foreign exchange fluctuations, exchange controls, capital controls, new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may reduce the demand for our potential products or reduce the prices that our potential customers will be willing to pay for our products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, disruption or destruction of operations or changes to the Company’s business position, regardless of cause, including war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

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

The exercise of some or all of our outstanding warrants and options could significantly dilute the ownership interests of our existing shareholders. As of March 31, 2017, we had outstanding options to purchase an aggregate of approximately 20.3 million Common Shares. To the extent the options are exercised, additional Common Shares will be issued and that issuance will increase the number of shares eligible for resale in the public market. The sale of a significant number of shares by our shareholders, or the perception that such sales could occur, could have a depressive effect on the market price of our common shares.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 31, 2017, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 54% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

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

There is a material risk that we will be classified as a passive foreign investment company beginning in our fiscal year ending March 31, 2018, and our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Based on our income and assets at March 31, 2017 and our anticipated future operations, there is a material risk that we will be classified as a PFIC for our fiscal year ending March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future.

If we are classified as a PFIC, our U.S. tax-resident shareholders could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of our common shares (and such gain would generally be treated as ordinary income, rather than capital gain, for U.S. federal income tax purposes), whether or not we continue to be a PFIC. In addition, U.S. tax residents who own an interest in a PFIC are required to comply with certain reporting requirements.

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our common shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a “mark-to-market” election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a “qualified electing fund”, or QEF, election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available and have not yet determined whether we can or will do so for our fiscal year ending March 31, 2018 or for any other fiscal year.

U.S. tax-resident shareholders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our common shares if we should be classified as a PFIC. See section 10(E) “Taxation-Certain Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Considerations” for more information.

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

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act 2004 (as amended) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the BVI Act and common law of the British Virgin Islands.

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

ITEM 4 - INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was originally incorporated in Ontario in 1973. It was inactive until 1985. Between 1986 and 2009 , it was engaged in variety of businesses including development of a new technology for the marine propulsion business, distribution and manufacture of a snack food, emerging technology-based businesses and natural resource involving diamond mining and oil & gas exploration. In 2010, the company acquired an indirect interest in two drilling licenses in Israel, which was disposed of for US$ 5 million under a settlement agreement on June 29, 2012 with our minority partner on this project. During the period, the Company went through several name changes ending with Bontan Corporation Inc. (Bontan).

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

Summary of development at our portfolio companies including our subsidiaries during the year ended March 31, 2017 is provided below:

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

Since its inception the PPL strategy has been threefold.  First was the development, evaluation and selection of our platform cell penetrating peptide (CPP).  PPL tested a number of different CPPs and found one that they derived from human genes that was superior to the others tested including the Antennapedia fruit fly molecule PPL licensed from Trojantec and Imperial College in London. PPL selected this human-‐based CPP to be the basis of their CellPorter® platform.

The second leg of PPL strategy was and still is exploring the ways it can be used therapeutically. PPL pursued collaborations to bring world-class subject area expertise to some of their research questions.    For example, PPL collaborated with scientists at Yale to evaluate its cell penetrating properties, with the Pirbright Institute in the UK to explore its potential for vaccine use, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration. Through these collaborations PPL management learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and has ongoing work looking at the feasibility of topical skin use and of using CellPorter to deliver nucleotide and peptide cargos that alter genes and regulate gene function.

PPL is always exploring new collaborations with other companies and academic research groups to expand the uses of their platform.  From all of this work PPL learned a lot about its technology and initiated their lead project.

The third leg of PPL strategy is developing our lead product, PPL-‐003, for ophthalmic solutions. In this connection, PPL completed work with BioConcept Laboratories on a drug product formulation for PPL-003 Ophthalmic solution that will be used for IND enabling non-clinical studies and phase I and phase IIA clinical studies. BioConcept Laboratories also completed short-term stability testing of PPL-003 ophthalmic solution.   PPL decided that it would use chemical synthesis methods for drug substance going forward and discontinue production in recombinant E. coli.  Also during June 2017, PPL completed work on a pre-IND meeting briefing document and issued a letter to FDA requesting a pre-IND meeting.  PPL also completed a research agreement with the University of Houston for evaluation of PPL-003’s NFkB inhibitory mechanism in corneal epithelial cells.

In addition to advancing the PPL-003 ophthalmic solution project for dry eye disease and other inflammatory eye diseases, PPL has continued to work on other drug products that utilize its proprietary CellPorter® technology including two cancer candidates, PPL-008 and PPL-009.  Lastly, PPL also continues work to support its patent applications and develop academic and industry collaborations.

EYGEN LTD (EyGen)

EyGen was incorporated on September 20, 2016 under the laws of the British Virgin Islands. It is a wholly owned subsidiary of PPL.

Since the final preclinical and clinical development of PPL-003 would be substantially more capital intensive than prior work with the platform, Portage management decided to spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology. EyGen was created as a new ophthalmic company focused on developing preclinical ophthalmology assets through proof of concept.

EyGen’s lead asset is PPL-003, a potent anti-inflammatory created by PPL and being developed for topical ophthalmic delivery in patients with ocular surface and anterior segment diseases. PPL-003 has demonstrated steroid-like efficacy in animal disease models without steroid-like side effects, the profile for an ocular anti-inflammatory targeting NFkB that has been an elusive goal for many years.

EyGen has put together a seasoned management team that will develop PPL-003 as a topical eye drop therapy for dry eye disease before exploring other ocular inflammatory diseases.  PPL-003 eye drops are well tolerated in animal studies to date and have demonstrated efficacy in mouse, rabbit and rat models of dry eye disease and uveitis.  EyGen is working with leading experts in the development of ophthalmic products.

Both PPL and EyGen are seeking further financing of approximately $2.5 million from external investors for working capital to complete formulation work for PPL-003 and to perform additional animal studies prior to a pre-IND meeting. They have so far been able to raise $250,000.

Biohaven Pharmaceutical Holding Company Limited (Biohaven)

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven, a private corporation incorporated on September 25, 2013 under the laws of the British Virgin Islands for $3.5 million. During the fiscal year 2016, Portage made further investment of $3,501,000 while Biohaven raised additional $4,354,800 from other sources. This reduced our holding in Biohaven to 52.85% as at March 31, 2016 and to 35.16% when Biohaven secured an $80 million financing from third parties. Eventually in May 2017, Biohaven successfully completed an initial public offering to raise approximately $193.7 million and began trading on New York Stock Exchange under a symbol “BHVN”. The Company now holds 6,341,500 common shares in Biohaven.

Biohaven is a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Biohaven has licensed intellectual property from companies and institutions including Bristol-Myers Squibb Company, AstraZeneca AB, Yale University, Catalent, ALS Biopharma LLC and Massachusetts General Hospital.  Biohaven is a company organized under the laws of the British Virgin Islands and its United States operations are based in New Haven, Connecticut

Biohaven’s goal is to become a leader in the development of innovative therapies for neurological diseases that have the potential to change current treatment paradigms.

The key elements of the strategy are:

•

Rapidly advance and commercialize their portfolio of migraine product candidates. In the second half of 2017, they expect to initiate two Phase 3 clinical trials with rimegepant for the acute treatment of migraine, with topline results expected in the first quarter of 2018.

•

They are also planning a 12-month, long-term safety study of rimegepant to meet FDA requirements for approval. They are designing their Phase 3 development program to support regulatory approval in the United States, as well as to support regulatory filings in Europe and Japan.

•

Complete the development and commercialization of their novel glutamate modulator trigriluzole as potentially the first FDA-approved drug treatment for patients suffering from ataxias. They anticipate receiving topline results of their Phase 2/3 clinical trial of trigriluzole in SCA in the first quarter of 2018

•

and, if positive, submitting an NDA in 2018. They designed their Phase 2/3 clinical trial to support regulatory approval in the United States as well as to support regulatory filings in Europe and Japan.

•

Demonstrate bioequivalence and prepare for commercialization of their low-dose, oral disintegrating sublingual product candidate, BHV-0223, for ALS patients. They plan to launch a study to compare the bioequivalence of their sublingually absorbed ODT formulation of riluzole, BHV-0223, to orally delivered riluzole tablets and subsequently submit an NDA in 2018.

•

Advance BHV-5000 into clinical trials to assess its potential to be the first approved treatment for patients suffering from breathing irregularities associated with Rett syndrome. After a confirmatory Phase 1 clinical trial to bridge pharmacokinetics with the prior formulation, they plan to initiate a Phase 2/3 clinical trial in Rett syndrome in 2018.

•

Maximize the therapeutic and commercial potential of their existing product candidates by exploring their use for multiple indications. Based on the broad mechanistic potential of the glutamate modulation platform, they believe that their product candidates may have utility in a wide array of conditions. They plan to explore the use of their product candidates in additional therapeutic indications where glutamate plays a central role in the pathophysiology of disease, including anxiety and mood disorders.

•

Actively manage their product portfolio and opportunistically enter into strategic collaborations. They plan to retain their worldwide commercialization rights for some of their key product candidates while for other product candidates they will consider partnership opportunities to maximize returns. Leveraging their management team’s deep large pharma relationships and experience will be a key component of this strategy.

The Company has agreed to a six month hold on trading of its Biohaven holding, which will expire in November 2017. Biohaven is now just an investment and is not an integral part of the Company’s strategy of developing biotech products through clinical “proof of concept”. Further, the value of Biohaven holding, currently, is very significant to the overall assets of the Company which exposes the Company to the risk of becoming an “inadvertent investment company” under the US Investment Company Act of 1940. The management therefore is currently evaluating various options including divesting the Biohaven holding in a manner which will benefit the shareholders of the Company with minimum tax consequences in consultation with the International tax and US securities lawyers. The Company has not yet reached any decision in the matter.

Sentien Biotechnologies Inc. (“Sentien”)

Portage invested $700,000 in August 2015 to acquire 210,210 series A preferred stock in Sentien, fully convertible into equal number of Sentien’s common shares, representing approximately 6.9% of Sentien’s equity.

Sentien Biotechnologies, Inc. is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien’s technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien’s lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.

SBI-101 is the first product application of Sentien’s platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

In April 2017, Sentien announced closure of a new $12 million financing by third party Biotech funds and also announced that its investigational new drug (IND) application for its lead product, SBI-101, received clearance from the U.S. Food and Drug Administration. On June 8, 2017, Sentien announced that it opened enrolment in its Phase 1/2 trial of SBI-101 for adult patients with acute kidney injury (AKI).

The multi-center trial is a randomized, controlled Phase 1/2 study in patients with AKI receiving CRRT. The primary objective of the trial is to evaluate the safety and tolerability of SBI-101 in patients with AKI. Endpoints for efficacy and pharmacodynamic responses to SBI-101 therapy will also be evaluated. Patient recruitment is expected to continue into 2018, with an estimated enrolment of 24 patients.

(C) ORGANIZATIONAL STRUCTURE

The current organization structure comprises:

1.

Two operating subsidiaries:

a.

Portage Pharmaceuticals Ltd., a wholly owned subsidiary incorporated in the British Virgin Island.

b.

EyGen ltd., a wholly owned subsidiary of Portage Pharmaceutical Ltd. Incorporated in the British Virgin Islands.

2

One service company, Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario, Canada. Portage Services Ltd. Acts as an agent for Portage and is primarily engaged in handling all corporate and regulatory services.

3.

An investment in Biohaven Pharmaceutical Holding Company Ltd., Biohaven used to be a subsidiary of Portage until September 30, 2016.  Portage’s investment in Biohaven is now less than 20% of the equity of Biohaven and is held as available for sale. The management is currently evaluating various options to divest this investment as soon as it is available for free trading.

4.

An investment in Sentien Biotechnologies Inc., Portage’s investment is less than 10% of the equity of Sentien.

We have six members on the Board of Directors - Dr. Declan Doogan, Dr. Gregory Bailey, Mr. James Mellon, Mr. Steven Mintz, Dr. Ian Walters and Mr. Kam Shah. These six directors were re-appointed in the shareholders annual and special meeting of July 6, 2017. Dr. Bailey is our chairman, Dr. Doogan is a chief executive officer and Mr. Shah is Chief Financial Officer and corporate secretary.

PPL/EyGen management consisted of Dr. Bruce Littman as CEO, Dr. Frank Marcoux as Chief Scientific Officer (CSO) and Mr. Kam Shah as CFO. The PPL management reports to the PPL Board of directors comprising Dr. Doogan as Chairman, Dr. Bailey, Mr. Shah, Dr. Littman and Dr. Marcoux. PPL also created a scientific advisory board (SAB) consisting of Drs. Sankar Ghosh, Michael Caplan and Burt Adelman. In addition, PPL has seven consultants comprising scientists and researchers.

A brief biodata of the key people in our organization is provided below:

Declan Doogan M.D. - Director and CEO

Dr. Doogan has served as a director of Portage since June 2013. Dr. Doogan is a director in Biohaven Pharmaceutical Holding Company Ltd., a director of Portage Pharmaceuticals Limited since July 2013, and a director of Sosei Group Corporation since June 2007. Dr. Doogan has over30 years of industry experience in both major pharma and biotech. He was the Senior Vice-President and Head of Worldwide Development at Pfizer. He has held a number of executive positions in Pfizer in the US, the UK and Japan. Since leaving Pfizer in 2007, he has been engaged in executive roles in small pharma. Dr. Doogan was chief medical officer and acting CEO of Amarin (AMRN: NASDAQ). He has also been Chief Medical Officer for Prometheus Laboratories, a molecular diagnostics company in San Diego. Dr. Doogan holds a number of board appointments, principally in pharma companies, and has also held professorship at Harvard School of Public Health, Glasgow University Medical School and Kitasato University  (Tokyo). Dr. Doogan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians and the Faculty of Pharmaceutical Medicine and holds a Doctorate of Science at the University of Kent in the UK.

Kam Shah CA, CPA (CANADA), CPA (US), CGMA (US) -CFO and Director

Kam Shah is a senior finance executive with over 25 years of financial and management experience across a range of industries and companies with significant operating scale and complexity. Kam is a Certified Public Accountant and Chartered Global Management Accountant of the American Institute of CPAs and a Chartered Professional Accountant of the Canadian Institute of CPAs. He has experience in all aspects of corporate finance, including audits, SEC/OSC reporting, forecasting, and business plan development. Kam is also a director and the Chief Financial Officer of SalvaRx Group plc a publicly listed group of companies trading on alternative investment market of London Stock Exchange and  engaged in biotechnology.

Gregory Bailey M.D. - Chairman

Greg Bailey, M.D., is chairman of Portage Biotech, Inc. and was previously managing partner of Palantir Group, Inc., a merchant bank specializing in biotech and intellectual property. He has over 15 years’ experience in investment banking and has founded several companies. Along with comprehensive experience in healthcare, finance and medicine, Greg brings to the Board an extensive involvement in corporate governance. He has served on multiple public company boards of directors and is a director in SalvaRx Group plc., trading on alternative investment market of London Stock Exchange and engaged in biotechnology. Greg was a practicing physician for ten years and holds a M.D. degree from the University of Western Ontario.

Jim Mellon - Director

Jim Mellon is an investor with interests in several industries. After leaving Oxford University, where he studied PPE, he worked in Asia and the United States in two fund management companies, GT and Thornton, before establishing his own business in 1991. This now has two components: a listed fund management company, Charlemagne Capital Limited and an Asian investment group, Regent Pacific Group Limited. In addition, Jim is a controlling shareholder and a director of Manx Financial Group, an Isle of Man based bank and a controlling shareholder of Webis Holdings plc. He is also a co-founder of Uramin and Red Dragon Resources, both mining groups. Burnbrae, his private company, is a substantial landlord in Germany and in the Isle of Man, and it owns outright the hotel chain, Sleepwell Hotels Limited. Jim is the co-chairman of FastForward Innovations Limited and a director of SalvaRx Group plc.. trading on alternative investment market of London Stock Exchange and engaged in biotechnology. His book ‘Cracking the Code’, which was published in 2012, focused on investment opportunities in the life sciences sector. Jim is an honorary fellow of Oriel College, Oxford University

Steven Mintz - director

Steven Mintz is a senior financial consultant qualified as CA since 1992 and received BA (Economics and accounting) from University of Toronto in 1989.He obtained Trustee in Bankruptcy license in 1995 and Practiced public accounting at a large accounting firm between 1989 to 1992. He has been president of St. Germain Capital Corp., and CFO of Minkids Group, a family investment and holding company and director in various other companies.

Dr Ian Walters - Director

Ian Walters, M.D., M.B.A., is the Entrepreneur in Residence at Mediqventures and is part-time CMO of Intensity Therapeutics, Inc. Over his 19 year career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through approval. Ian specialises in the evaluation, prioritisation, and the innovative development of new therapies for the treatment of severe diseases. He has worked at PDL BioPharma, Inc., Millenium Pharmaceuticals, Inc., and Sorrento Therapeutics, Inc., leading corporate development, translational medicine, clinical development and medical affairs. Ian spent seven years at Bristol-Myers Squibb between 2007 and 2014, where he managed physicians overseeing the international development of more than eight oncology compounds (including Nivolimab (anti-PD-1), Ipilimumab (anti-CTLA-4), brivanib (anti VEGF/FGF), anti-IGF/IR, VEGFR2 biologic, Elotuzimab (antiCS1), as well as biomarker and companion diagnostic work. He was a core member of Bristol-Myers Squibb’s Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, clinical collaborations, and the company’s immuno-oncology strategy. Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania.

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

ITEM 4A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto for the year ended March 31, 2017 contained elsewhere in this report.

Operating results

Year ended March 31,	2017	2016	2015
	In 000’ $
Operating expenses	36,044	9,195	4,341
Gain on restating retained interest in associate at fair value	(49,864)	-	-
Share of losses in associate	14,461
Net loss	641	9,195	4,341
Unrealized gain on investment, available for sale	24,547
Total comprehensive (profit) loss for year	(23,906)	9,195	4,341
Non-controlling interest	16,940	3,489	1,223
Net (profit) loss attributable to owners	(40,846)	5,706	3,118
	(23,906)	9,195	4,341
(Retained earnings) deficit	(14,981)	14,618	9,453

Overview

Our subsidiaries, PPL and EyGen are in pre-clinical stage. We commenced our operations in June 2013 after acquiring Bontan Corporation Inc. through a reverse acquisition. We devoted substantially all our efforts in identifying and developing our product candidates including acquisition of exclusive licenses and several preclinical studies for PPL-003, our lead product candidate in PPL.

We invested approximately $7 million in Biohaven which was our subsidiary until September 30, 2016. However, effective February 15, 2017, we concluded that we lost control and significant influence over Biohaven and de-consolidated it as at September 30, 2016 and discontinued its accounting on an equity basis on February 15, 2017. Since then, we are holding our investment in Biohaven at fair value as an investment available for sale.

Our other portfolio companies also included Sentien wherein we invested $ 700,000.

Details of these companies are explained above under item 4 (B) - business overview.

We do not have any approved products and have never generated any revenue from product sales. We have funded our operations from funds raised through various private placements.

We anticipate that our expenses will increase substantially in the future as we:

•

pursue our ongoing planned pre-clinical and clinical development at PPL and EyGen, seek further new investment opportunities to expand our pipeline.

•

hire additional personnel, particularly in our research and development, clinical supply and quality control groups;

•

Add operational, financial and management information systems and related finance and compliance personnel and

•

Operate as a public company

We believe the eventual divestment of our equity investment in Biohaven, as discussed elsewhere in this report will provide the required financing to meet the anticipated increase in our costs.

Expenses

The overall analysis of the expenses is as follows: (in 000’$)

Year ended March 31,	2017	2016	2015
	In 000’ $
Research and development	32,450	4,577	2,929
Consulting fees	1,923	4,014	1,072
Professional fees	634	501	224
Other costs	1,037	103	116
	36,044	9,195	4,341

Research & development

These costs comprised the following:

Year ended March 31,	2017	2016	2015
	In 000’ $
Licence fee at Biohaven	21,297	-
Development expenditure at Biohaven	10,080	3,675	2,000
Patent registration	60	78	37
Consulting fee	677	359	466
Other outside services	336	465	426
	32,450	4,577	2,929

Fiscal year 2017

As discussed earlier, Biohaven financials were consolidated for the period from April 1, 2016 to September 30, 2016 since it was considered a subsidiary of Portage.

Biohaven is a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Biohaven product candidates are small molecules based on two distinct mechanistic platforms-calcitonin gene-related peptide, or CGRP, receptor antagonists and glutamate modulators.

During the six months to September 30, 2016, approximately $21.1 million of the licence fee related to payments in cash and in shares made to Bristol-Myers Squibb under a licence agreement relating to rimegepant, a CGRP program for the acute treatment of migraine.

Other development expenditure related to BHV-3500, the second product candidate from the CGRP receptor antagonist platform, which is a small molecule, structurally distinct from rimegepant, that Biohaven is  developing for the prevention of chronic and episodic migraine, trigriluzole (previously known as BHV-4157) for the treatment of ataxias, BHV-0223 for the treatment of ALS and BHV-5000 for the treatment of symptoms associated with Rett syndrome, the last three under their glutamate modulation platform.

Consulting fee relates to cash fee charged by the CEO, CSO and others at PPL and EyGen of approximately $382,000 and value of PPL options issued to CEO and CSO vested during the year of approximately $11,000. PPL also incurred third party costs of approximately $ 336,000 for various pre-clinical trials as more fully described under section 4(B) of this report.

Section 4(B) also describes in greater details development activities carried out at PPL, EyGen and Biohaven.

Fiscal year 2016:

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

Consulting fee relates to cash fee charged by the CEO, CSO and others at PPL of approximately $306,000 and value of PPL options issued to CEO and CSO vested during the year of approximately $53,000. PPL also incurred third party costs of approximately $ 465,000 for various pre-clinical trials.

Fiscal year 2015:

Consulting fee includes cash fee of $ 328,921 to CEO, CSO and various other consultants and value of options granted to CEO and CSO to acquire up to 7% equity interest in PPL valued at $ 136,632.

Biohaven was charged $ 2 million by BPI under the master service agreement.

Other outside services costs were incurred by PPL and relates to its pre-clinical work.

Consulting fees

Fees include cash fee, shares and options issued to key management, directors and others as detailed in Note 13 to the consolidated financial statements for the year ended March 31, 2017. Significant part of the consulting fee for the year ended March 31, 2017 comprised stock based compensation of approximately $1.7 million. $1.3 million related to 7,250,000 shares issued to four directors in lieu of their services. Fee for the fiscal year 2017 declined compared to the fee for the fiscal year 2016 mainly due to absence of any new options and fees by Biohaven during the six months to September 30, 2016.

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

Professional fees

Professional fees include $137,480 at Portage comprising audit fee of approximately $72,000 and the balance was the legal fee. Biohaven legal fee for the six months to September 30, 206 included in the professional fee was $496,510. Portage legal fee included approximately $46,000 fee charged by a litigation lawyer in launching a claim against a supplier by PPL which successfully resulted in settlement under which PPL will receive total of $120,000 as more fully explained in note 4 to the audited consolidated financials for the fiscal year 2017 included in this report.

Professional fee for fiscal 2016 consists of $34,182 at Portage and $467,091 at Biohaven. Portage fee comprised legal fee of $22,141 relating to various corporate and regulatory legal services and audit fee accrual for the year of $40,000 which was offset by reversal of previous year’s over accrual of $27,959 resulting in net cost of $12,071 plus other services by the auditors of $1,387. Biohaven fee consists entirely of legal fees, which were mainly incurred in providing corporate services including preparation and review of various contracts and option agreements and also providing secretarial services.

Professional fees for fiscal 2015 consisted of accrual for audit and related services fee of approximately $67,000 and legal fees of approximately $157,000, of which $137,000 of legal fees were incurred at Biohaven and balance was towards corporate and regulatory matters.

Changes in Investment in Biohaven during the year

In January 2014, the Company invested $ 3.5 M in Biohaven and acquired 54% equity interest in Biohaven. The balance of the equity was held by the Biohaven founders and there were no third-party investors. Portage, thus, held controlling interest in Biohaven and therefore consolidated its financials as subsidiary as at March 31, 2014 and 2015.  In February 2016, a third party and Portage made further investments, which brought Portage’s equity down to 52.85% - Biohaven financials were still consolidated as at March 31, 2016.

During the fiscal year 2017, Biohaven continued to raise significant equity funding from third parties and all options and warrants issued by Biohaven became “in-money”. The Company’s equity and its relative control and influence in Biohaven therefore reduced gradually, which required three different accounting treatments under the requirements of the IFRS as follows:

a.

Existence of significant control - Biohaven considered a subsidiary until September 30, 2016

While the Company’s shareholding in Biohaven was 48.45% as at September 30, 2016, management considered other factors including the representation on the board and concluded that it still had control and therefore consolidated Biohaven results and financial position as a subsidiary for the period from April 1, 2016 to September 30, 2016.

b.

Loss of control but existence of significant influence - Biohaven considered an associate

In October 2016, Biohaven secured an $80 million equity funding commitment from third party investors.  The first tranche of the financing, in the amount of $40 million, closed in October 2016, after which the Company’s ownership in Biohaven declined to 35.16% of Biohaven’s outstanding capital stock.  The second tranche of the financing, in the amount of $40 million, closed in February 2017. Thus, with the presence of more significant third-party investment and potential future changes to the board structure, it was considered most likely that the Company’s substantive position was moving away from control to significant influence. The Company therefore concluded that Biohaven ceased to be its subsidiary effective October 1, 2016 and recognized it as a disposal of the subsidiary and a new investment in associate as per IFRS 10 and IAS 28.

As an associate, Company’s investment in Biohaven was accounted for on an equity basis until February 15, 2017. The equity basis accounting involved taking that portion of Biohaven net income or loss proportionate to the Company’s equity interest in Biohaven for the period from October 1, 2016 to February 15, 2017.

c.

Loss of significant influence - Biohaven investment considered an investment, available for sale On February 15, 2017, several factors led the Company to conclude that it no longer had significant influence over Biohaven. These factors included:

•

Portage was no longer able to financially support Biohaven and Biohaven began preparation for an initial public offering and listing on a recognized stock exchange. Biohaven eventually completed its public offering in May 2017 raising approximately $193.5 million and getting listed on New York Stock Exchange. The Company’s equity position in Biohaven has reduced to 17.74% in May 2017.

•

Resignation of one of the Company’s directors from the Board of Biohaven and appointment by Biohaven of two independent directors.

•

The Company had no direct participation or influence over the management of Biohaven.

•

Biohaven’s actions clearly indicated their intention to be an independent company.

The Company began to consider its investment in Biohaven as “available-for-sale” effective February 15, 2017 and was stated at a fair value as at March 31, 2017 based on the price of the last available third-party financing by Biohaven.

The accounting effects of the above changes are as follows:

	$	$
Fair value of retained investment in former subsidiary, at 48.45% of the fair value of Biohaven based on the price of the last financing by Biohaven prior to September 30, 2016		48,826,747
Add: The carrying amount of former subsidiary:
Biohaven Liabilities net of assets and goodwill consolidated at September 30, 2016
Net of non-controlling interest at September 30, 2016		1,036,794
Net gain on restating interest in associate at fair value charged to income statement		49,863,541
Carrying value of investment in Biohaven at October 1, 2016		48,826,747
Equity accounting between October 1, 2016 to February 15, 2017
Share of net loss of Biohaven for October 2016 at 48.45% being the average equity holding in Biohaven	(4,485,764)
Share of net loss of Biohaven for the period from November 1, 2016 to February 15, 2017 at 35.16% being the average equity holding in Biohaven	(9,975,441)	(14,461,205)
Net carrying value of investment in Biohaven as at February 15, 2017		34,365,542
Gain on revaluation of Investment in Biohaven at fair value at March 31, 2017 charged to accumulated other comprehensive income		24,546,993
Investment, available for sale at fair value at March 31, 2017		58,912,535

The Company currently holds 6,341,500 common shares in Biohaven. The Company is a party to a “lock-up” agreement which will prevent it from selling or otherwise disposing Biohaven shares until 180 days after the date of the final prospectus filed by Biohaven with SEC. The effective date of registration form S-1 was May 3, 2017.

The management believe that investment in Biohaven is likely to expose the Corporation to be considered an inadvertent investment company under the definition of investment company in the US Investment Company Act of 1940 and may subject the corporation to a number of onerous requirements and restrictions. The Board of Directors is currently consulting with US securities counsel and other experts to determine the best way to avoid being considered an investment company. This may involve either disposing this investment or distribute to the shareholders as dividend or a combination of any of these alternatives.

The investment in Biohaven is therefore reclassified as current assets.

(B) LIQUIDITY AND CAPITAL RESOURCES

Working Capital

As at March 31, 2017, the Company had a net working capital of approximately $ 59 million compared to a working capital of approximately $4.6 million as at March 31, 2016. Significant increase is due to revaluing our investment in Biohaven at fair value at March 31, 2017 and re-classifying it as current assets as explained earlier.

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

Operating cash flow

During the fiscal year 2017, operating activities required a net cash outflow of approximately $1.3 million, which was met from cash on hand and additional cash raised through debt financing at PPL.

During the fiscal year 2016, operating activities required a net cash outflow of approximately $5.8 million, of which approximately $4.5 million was spent on research and development activities. Cash required was met from cash on hand and additional cash raised through equity financing.

During the fiscal year 2015, operating activities required a net cash outflow of approximately $ 2.6 million, which primarily included research and development costs of approximately $2.2 million incurred by its operating subsidiaries – PPL and Biohaven. The balance comprised mainly legal costs and consulting. This was met from the cash on hand and raised through private equity funding.

The Company is required to support further research and development at its subsidiaries –PPL and EyGen are looking for partner for further development of its PPL-003 as explained under section 4(B) of this report.

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

4.

Potential cash flow that may be expected from any future divestment of Biohaven investment discussed further elsewhere in this report.

Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future.

Investing cash flows

There was no investing activity during the fiscal year 207. However, The Company de-consolidated Biohaven due to loss of control as at September 30, 2016. As a result, Biohaven cash on hand of approximately $3.4 carried from prior period was considered as investing cash outflow.

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

There were no investing activities in the fiscal year 2015.

Financing cash flows

During the fiscal year 2017, PPL raised $200,000 by issuance of loan notes carrying 7% interest coupon and warrants convertible into common shares of PPL. Note 7 to the audited consolidated financials for the fiscal 2017 provides further details on these loan notes.

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

PPL’s CPP platform is protected by two suits of intellectual property - (a) an exclusive license for all patents on Antennapedia –based cell permeable peptides for non-oncology use. And (b) international patents for proprietary human-derived cell penetrating peptide structures.

(D) TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than as disclosed elsewhere in this report (Refer to the heading entitled “Risk Factors”).

(E) OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2017, and 2016, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

None.

(G) SAFE HARBOUR

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of July 27, 2017, the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, UK Chairman of the Board of Director	June 4, 2013	See section 4 (C ) of this report

Dr. Declan Doogan Stonington, CT, USA Chief Executive Officer and Director	June 4, 2013	See section 4 (C ) of this report

Mr. Jim Mellon (2) (3) Isle of Man Director	June 4, 2013	See section 4 (C ) of this report

Mr. Kam Shah (2) Ontario, Canada Director and Chief Financial Officer	January 3, 1999	See section 4 (C ) of this report

Dr. Ian Walters (2) (3) Connecticut, USA	August 1, 2016	See section 4 (C ) of this report

Mr. Steven Mintz (2) (3) Ontario, Canada Director	April 6, 2016	See section 4 (C ) of this report

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

2. Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2017, 2016 and 2015:

	Annual compensation				Long term compensation
Name & principal position	Year	Fee (3)	Bonus	Other	Securities under options/SARs granted (1) & (4)	Shares or units subject to resale restriction	LTIP payout (2)	Other	Total compensation
Declan Doogan
CEO	2017	$ 468,000							$ 468,000
	2016				$ 187,900				$ 187,900
	2015				$ 150,391				$ 150,391
Kam Shah
CFO	2017	$ 360,000							$ 360,000
	2016	$ 180,000			$ 43,362				$ 223,362
	2015	$ 180,000			$ 30,078				$ 210,078
Gregory Bailey
Business development	2017	$ 540,000							$ 540,000
and Chairman	2016	$ 100,000			$ 126,471				$ 226,471
	2015	$ 120,000			$ 57,968				$ 177,968
James Mellon
Independent director	2017	$ 117,000							$ 117,000
and audit committee	2016				$ 36,135				$ 36,135
member	2015				$ 23,188				$ 23,188

	Annual compensation				Long term compensation
Name & principal position	Year	Fee (3)	Bonus	Other	Securities under options/SARs granted (1) & (4)	Shares or units subject to resale restriction	LTIP payout (2)	Other	Total compensation
Steven Mintz
Independent director	2017				$ 55,934				$ 55,934
and audit committee	2016
member	2015

Ian Walters
Independent director	2017				$ 55,934				$ 55,934
and audit committee	2016
member	2015

Notes:

1.

“SAR” means stock appreciation rights. The Company never issued any SARs

2.

“LTIP” means long term incentive plan. The Company does not have any such Plan.

3.

a.

Fee for fiscal 2017 includes 3 million shares issued to Dr. Bailey for a valuation of $540,000, 2.6 million shares issued to Dr. Doogan for a value of $468,000, 650,000 shares issued to Mr. Mellon for a value of $117,000 and 1 million shares issued to Mr. Shah for a value of $180,000.

b.

Fee for fiscal 2016 includes 1 million shares to Dr. Bailey valued at $100,000,

c.

2015 fee includes 1.5 million shares to Dr. Bailey valued at $ 120,000.

4.

a.

For fiscal 2017, Mr. Mintz and Dr. Walters were issued 633,597 options each as joining bonus. These options can be exercised to convert into equal number of common shares of the Company at an exercise price of $0.15 per share, are valid for five years and will vest in equal number over four years from October 11, 2017. In addition, they were issued 175,000 options each for their services during the fiscal year 2017. These options are valid for five years, vesting in equal installments over two years from January 1, 2017 and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per share.

b.

For the fiscal year 2016: Dr. Bailey was issued 1,750,000 options, Dr. Doogan was issued 2.6 million options, Mr. Shah was issued 600,000 options and Mr. Mellon was issued 500,000 options. These options are valid for five years, convertible into equal number of shares at an exercise price of $0.15/share and will vest in 24 equal instalments over the two years.

c.

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

Mandate of the Board

The Board has adopted a mandate; in which it has explicitly assumed responsibility for the stewardship of Portage. In carrying out its mandate the Board holds at least one meeting every alternate month. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 10 meetings (2016: 11 meetings), mostly by way of conference calls, during our financial year ended March 31, 2017. Apart from these meetings, directors also held technical meetings with management of subsidiaries on a monthly basis to assist in the discharge of its responsibilities, the Board has designated one standing committee: An Audit and Compensation Committee effective June 27, 2013.as more particularly discussed below.

Audit and Compensation Committee (“ACC”)

The members of the ACC consist of all independent directors - Jim Mellon, Steven Mintz and Ian Walters.  Mr. Mellon is an insider and Mr. Mintz and Dr. Walters being independent directors as required under the new rules of the Ontario Securities Commission. Jim Mellon is the chairman of the Committee.

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

(E) SHARE OWNERSHIP

The Company usually creates a Stock Option Plan.

As at July 27, 2017, the date of this report, the Company had one active Consultants Stock Compensation Plan and one active Stock Option Plan.  Details of these Plans and movements therein during the fiscal 2017 are given in Notes 8(c) and 9(b) respectively to the consolidated financial statements for the fiscal 2017.  As of the date of this report, there were 1,561,667 common shares registered under the Consultants Stock Compensation Plan and not yet allotted.

On December 19, 2013 and March 17, 2015, the Company registered with US Securities and Exchange Commission, options under 2013 Option Plan, under which maximum number of options issuable at any time shall not exceed 10% of issued and outstanding common shares of the Company. 17,077,605 options were issued and outstanding as at July 27, 2017. In addition, our subsidiaries also have options plans for acquiring equity in subsidiaries for their directors and management.

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

The following table sets forth the share ownership of our executive officers and directors as at July 27, 2017:

Name	Common shares beneficially owned		Options exercisable for equal number of common shares
	number	Percentage *	number	Exercise price	Expiry date
Kam Shah	3,092,131	1%	500,000	$0.20	Dec. 12, 2018
			500,000	$0.10	March 17, 2020
			600,000	$0.15	Dec. 7, 2020

Declan Doogan	30,911,068	12%	1,000,000	$0.20	Dec. 12, 2018
			2,500,000	$0.10	March 17, 2020
			2,600,000	$0.15	Dec. 7, 2020

Gregory Bailey	63,287,110	24%	510,411	$0.15	Dec. 7, 2020

Jim Mellon	44,508,688	17%	400,000	$0.20	Dec. 12, 2018
			400,000	$0.10	March 17, 2020
			500,000	$0.15	Dec. 7, 2020

Steven Mintz	2,053,625	1%	633,597	$0.15	Oct. 10, 2021
			175000	$0.15	Dec. 19, 2021

Ian Walters	320000	0%	633,597	$0.15	Oct. 10, 2021
			175000	$0.15	Dec. 19, 2021

* Based on 263,928,483 issued and outstanding common shares at July 27, 2017

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

As at July 24, 2017, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 44.03% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 24, 2017, the Company had 263,928,483 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 118 record holders excluding the beneficial shareholders held through the intermediaries.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of July 24, 2017. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant.  These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares*
Declan Doogan	36,686,068(1)	14%
Greg Bailey	63,733,720 (2)	23%
James Mellon	45,746,188 (3)	17%
* based on 271,387,593 shares including 7,459,110 shares issuable on exercise of vested options to the three individuals.

(1)

Includes 5,775,000 shares issuable upon exercise of vested options

(2)

Includes 446,610 shares issuable upon exercise of vested options

(3)

Includes 1,237,500 shares issuable upon exercise of vested options.

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

Related party transactions have been disclosed in note 14 to the audited consolidated financial statements for the fiscal year 2017 included in this report.

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

(B) SIGNIFICANT CHANGES

Subsequent events have been evaluated through July 27, 2017, the date of this report. These are described in note 18 to the  audited consolidated financials for the fiscal year 2017.

ITEM 9 - THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Markets and on Canadian Securities Exchange (CSE) , where the Company’s shares got listed and began trading effective October 28, 2013

The following table outlines the annual high and low market prices for the five most recent fiscal years:

Fiscal year ended March 31,	High		Low
	OTC	CSE	OTC	CSE
	In US$
2017	0.25	0.22	0.10	0.12
2016	0.31	0.32	0.08	0.08
2015	0.18	0.24	0.07	0.08
2014	0.42	0.22	0.06	0.13
2013	0.16	n/a	0.01	n/a

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

Fiscal quarter ended	High		Low
	OTC	CSE	OTC	CSE
	In US$
30-Jun-17	0.41	0.40	0.18	0.12
31-Mar-17	0.25	0.22	0.13	0.13
31-Dec-16	0.15	0.15	0.12	0.12
30-Sep-16	0.14	0.13	0.11	0.10
30-Jun-16	0.17	0.16	0.10	0.10
31-Mar-16	0.14	0.14	0.08	0.09
31-Dec-15	0.19	0.16	0.08	0.10
30-Sep-15	0.26	0.26	0.15	0.15
30-Jun-15	0.31	0.32	0.08	0.08

The following table outlines the high and low market prices for each of the most recent six months:

Month	High		Low
2017	OTC	CSE	OTC	CSE
	In US$
June	0.41	0.40	0.30	0.30
May	0.38	0.38	0.34	0.32
April	0.30	0.32	0.18	0.18
March	0.22	0.22	0.16	0.15
February	0.25	0.24	0.16	0.16
January	0.17	0.16	0.13	0.13

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

On July 6, 2017, the shareholders in the annual and special meeting, approved the replacement by way of amendment and restatement of the existing Memorandum and Articles of Association of the Company with amended and restated memorandum and articles of association. Most of the changes are minor and will not affect shareholders or the  day to day administration of the Company.The amended and restated Memorandum and Articles of Association will take effect on the date of filing with the BVI Registry of Corporate Affairs, which was July 25, 2017.

Pursuant to our Memorandum and Articles of Association, we are authorized to issue an unlimited number of ordinary shares of no par value.

The following are summaries of material terms and provisions of our Memorandum and Articles of Association and the BVI Act, insofar as they relate to the material terms applicable to our ordinary shares. Unless otherwise stated, the following summaries are of the terms of our shares as of the date of this annual report. This summary is not intended to be complete, and you should read the form of our Memorandum and Articles of Association, which has been filed as an exhibit to this report.

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

Share repurchases

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

U.S. Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our common shares. Each holder or a prospective holder of our common shares is urged to consult his, her or its own tax advisor.

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or non-U.S. holder of our common shares, including, without limitation, the following:

•

a dealer in securities or currencies;

•

a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•

a financial institution or a bank;

•

an insurance company;

•

a tax-exempt organization;

•

a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•

a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•

a person liable for alternative minimum tax;

•

a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

•

certain former U.S. citizens and residents who have expatriated; or

•

a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•

an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•

an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Passive foreign investment company considerations (PFIC)

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to related companies, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year based on our income and assets at March 31, 2017 and our anticipated future operations, however, there is a material risk that we will be classified as a PFIC for our fiscal year ending March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future.

 If we are a PFIC for any fiscal year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding fiscal years during which the U.S. Holder holds our common shares, unless we cease to meet the threshold requirements for PFIC status and that U.S. Holder makes a qualifying "deemed sale" election with respect to the common shares. If such an election is made, the U.S. Holder will be deemed to have sold the common shares it holds at their fair market value on the last day of the last fiscal year in which we qualified as a PFIC, and any gain from such deemed sale will be subject to the consequences described below. After the deemed  sale election, the common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our common shares by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on our common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

If we are a PFIC for any fiscal year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder of our common shares during such year will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. U.S. Holders should consult their tax advisers regarding the tax consequences if the PFIC rules apply to any of our subsidiaries. Alternatively, if we are a PFIC and if our common shares are "regularly traded" on a "qualified exchange," a U.S. Holder may be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our common shares would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the common shares are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called "Qualified Electing Fund" election to avoid the PFIC rules regarding distributions and gain described above. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our common shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made a valid and effective QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information.

U.S. Holders should be aware, however, that we are not required to make this information available and have not yet determined whether we can or will do so for our fiscal year ending March 31, 2018 or for any other fiscal year. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our common shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. Holder’s federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our common shares, the consequences to them if we are or become a PFIC, any elections available with respect to our common shares, and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our common shares.

Non-U.S. Holders

If you are not a U.S. Holder, you are a “Non-U.S. Holder.”

Distributions on Our Common Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

•

you conduct a trade or business in the United States and

•

the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•

your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

•

you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

•

you are a corporation or other exempt recipient, or

•

you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

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

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it will require further funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  The Company has already initiated actions to secure further funds through equity financing at its subsidiary level and potential partnership arrangement.

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

Under the supervision and with the participation of our management, including our CEO, CFO and Chairman, we conducted an evaluation of the design and operation of internal control over financial reporting as of March 31, 2017, based on the framework set forth in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2017	2016

Audit fee	$64,000	42,779
Other services	--	1,387

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2017.

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

PART III

ITEM 17 - FINANCIAL STATEMENTS

Refer to Item 18 - Financial Statements

ITEM 18 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 - EXHIBITS

(a) Financial Statements

Description of Document	Page No.
Cover Sheet
Index	F1
Report of Independent Registered Public Accounting Firm	F2-3
Consolidated Statements of Financial Position	F4
Consolidated Statements of Operations and Comprehensive Loss	F5
Consolidated Statement of Shareholders Equity	F6
Consolidated Statements of Cash Flows	F7
Notes to Consolidated Financial Statements	F8-29

(b) Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association.

4(c) (iv).1	2017 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on March 21, 2017

4(c) (iv).2	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c) (iv).3	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c) (iv).4	2013 option plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

11.1	Charter of audit and compensation committee regarding compensation matters - Incorporated herein by reference to Form F-20 filed on July 17, 2014.

11.2	Charter of audit and compensation committee regarding audit matters - Incorporated herein by reference to Form F-20 filed on July 17, 2014.

11.3	Code of conduct - Incorporated herein by reference to Form F-20 filed on July 17, 2014.

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 27h day of July, 2017

PORTAGE BIOTECH  INC.

Per: /s/ Declan Doogan

Title: Chief Executive Officer

Per: /s/ Kam Shah

Title: Chief Financial Officer

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2017 and 2016

(US Dollars)

1

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2017 and 2016

(US Dollars)

Schwartz Levitsky Feldman llp CHARTERED ACCOUNTANTS LICENSED PUBLIC ACCOUNTANTS TORONTO • MONTREAL

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Portage Biotech Inc.

We have audited the accompanying consolidated financial statements of Portage Biotech Inc., which comprise the consolidated statements of financial position as at March 31, 2017 and March 31, 2016, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended March 31, 2017, 2016 and 2015 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Portage Biotech Inc. as at March 31, 2017 and March 31, 2016, and its financial performance and its cash flows for the years ended March 31, 2017, 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP

July 27, 2017 Chartered Accountants
Toronto, Ontario	Licensed Public Accountants

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

Portage Biotech Inc.

Consolidated Statements of Financial Position

(US Dollars)

As at March 31,		2017	2016
Assets
Current
Cash		$159,377	$4,688,929
Prepaid expenses and other receivable	4	64,141	203,940
Investment, available for sale	6	58,912,535	-
		$59,136,053	$4,892,869
Long-term assets
Long term portion of other receivable	4	67,500
Investment	5	700,000	700,000
Intangible assets		-	4,035,973
Goodwill		-	3,000,000
Total assets		$59,903,553	$12,628,842
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		109,061	299,740
		$109,061	$299,740

Non-current liabilities
Unsecured notes payable	7	180,815	-
Warrant liability	7	19,550	-
		200,365	-
Total liabilities		$309,426	$ 299,740

Shareholders' Equity
Capital stock	8	18,360,197	17,055,197
Stock option reserve	9	1,705,465	5,075,853
Warrants	10	-	2,755,973
Accumulated other comprehensive loss	6	24,546,993
Retained earnings (deficit)		14,981,472	(14,617,652)
Total Shareholders' equity		$59,594,127	$10,269,371
Non-controlling interests		$ -	$2,059,731
Total equity		59,594,127	12,329,102
Total liabilities and Shareholders' equity		$59,903,553	$12,628,842

Commitments and Contingent Liabilities (Note 12)

Related Party Transactions (Note 14)

On behalf of the Board	”Kam Shah” Director	“Declan Doogan” Director
	(signed)	(signed)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Operations and Comprehensive Loss

(US Dollars)

Year ended March 31,	Note	2017	2016	2015

Expenses
Research and development		32,449,945	4,577,136	2,928,639
Consulting fees	13,14(ii)	1,922,735	4,014,260	1,072,700
Professional fees		633,990	501,273	224,033
Other operating costs	14(i)	484,519	95,336	91,686
Bank charges and interest		552,422	7,384	20,036
Impairment of office furniture and equipment		-	-	4,122
		36,043,611	9,195,389	4,341,216
Gain on investment at date of loss of control of subsidiary	6	(49,863,542)	-	-
Share of losses in associate	6	14,461,205		-

Net loss		$(641,274)	$(9,195,389)	$(4,341,216)
Other comprehensive income
Unrealized gain on Investment, available for sale		(24,546,993)	$ -	$ -
Total comprehensive Profit (loss) for year		$23,905,719	$(9,195,389)	$(4,341,216)
Net profit (loss) attributable to:
Owners of the Company		16,298,662	(5,706,189)	(3,118,431)
Non-controlling interest		(16,939,936)	(3,489,200)	(1,222,785)
		$(641,274)	$(9,195,389)	$(4,341,216)
Net comprehensive Profit (loss) attributable to:
Owners of the Company		40,845,655	(5,706,189)	(3,118,431)
Non-controlling interest		(16,939,936)	(3,489,200)	(1,222,785)
		$23,905,719	$(9,195,389)	$(4,341,216)
Basic and diluted earnings (loss) per share
Basic	11	$0.06	$(0.02)	$(0.02)
Diluted	11	$0.06	$(0.02)	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Year ended March 31, 2017

(US Dollars)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated other comprehensive income	Retained earnings (accumulated Deficit)	Non- controlling interest	Total Equity
Balance, April 1, 2014	180,775,790	$7,256,715	$ 362,440	$1,108,402	$ -	$(6,334,433)	$2,678,317	$5,071,441
Options vested			238,221					238,221
Options of subsidiary vested			711,858					711,858
Conversion of debts and coupons	3,500,001	315,000						315,000
Issued under private placement	20,000,000	2,000,000						2,000,000
Commitment fee settled in shares	1,000,000	100,000						100,000
Private placement underwriting costs	-	(100,000)						(100,000)
Value of shares issued as compensation	1,500,000	120,000						120,000
Net loss for year						(3,118,431)	(1,222,785)	(4,341,216)
Balance, March 31, 2015	206,775,791	$9,691,715	$1,312,519	$1,108,402	$ -	$(9,452,864)	$1,455,532	$4,115,304
Issued under private placement	43,488,670	6,155,080					-	6,155,080
Private placement finder’s fee		(307,754)						(307,754)
Finder’s fee settled in shares	2,174,433	307,754						307,754
Value of shares issued as compensation	1,000,000	100,000						100,000
shares and warrants issued by Biohaven to acquire intangible assets				$2,755,973			280,000	3,035,973
Options vested			3,763,334					3,763,334
Transfer of carrying cost on expiration of warrants		1,108,402		(1,108,402)				-
Shares issued						541,401	3,813,399	4,354,800
Net loss for year						(5,706,189)	(3,489,200)	(9,195,389)
Balance, March 31, 2016	253,438,894	$17,055,197	$5,075,853	$2,755,973	$ -	(14,617,652)	$2,059,731	$12,329,102
Options vested			403,794					403,794
Value of shares issued as compensation	7,250,000	1,305,000						1,305,000
unrealized gain on investment, available for sale					24,546,993			24,546,993
Loss of control of subsidiary	-	-	(3,774,182)	(2,755,973)		13,300,462	14,880,205	21,650,512
Net income (loss) for year						16,298,662	(16,939,936)	(641,274)
Balance, March 31, 2017	260,688,894	$18,360,197	$1,705,465	$ -	$24,546,993	$14,981,472	$ -	$59,594,127

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Cash Flows

(US Dollars)

For the year ended March 31,	2017	2016	2015
Cash flows from operating activities
Net loss for year	$(641,274)	$(9,195,389)	$(4,341,216)
Adjustments for non-cash items:
Value of shares and options expensed as consulting fee	1,696,927	3,810,260	876,221
Increase in warrant liability charged to interest	365	-
Impairment of office furniture and equipment	-	-	4,122
Gain on investment at date of loss of control of subsidiary	(49,863,542)	-
Share of losses in associate	14,461,205
Value of options expensed as research and development	11,867	53,074	136,632
Subsidiary’s expenses to date of deconsolidation	33,064,238
Interest settled in shares	-	-	15,000
Net change in working capital components
Prepaid expenses and other receivable	139,799	(186,365)	209,658
Accounts payable and accrued liabilities	(190,679)	(320,820)	485,814
	(1,321,094)	(5,839,240)	(2,613,769)
Cash flows into investing activities
Acquisition of intangible by Biohaven	-	(1,000,000)	-
Disposal of cash on deconsolidation	(3,408,458)
Investment	-	(700,000)	-
	(3,408,458)	(1,700,000)	-
Cash flows from financing activities
Shares issued under private placement	-	6,155,080	2,300,000
Unsecured notes payable	200,000	-
Shares issued by a subsidiary	-	4,354,800
	$200,000	$10,509,880	2,300,000
(Decrease) Increase in cash during year	(4,529,552)	2,970,640	(313,769)
Cash at beginning of year	4,688,929	1,718,289	2,032,058
Cash at end of year	$159,377	$4,688,929	1,718,289
Supplemental disclosures
Non-cash investing activities
Shares and warrants issued by subsidiary towards acquisition of intangible assets	-	(3,035,973)	-
	-	(3,035,973)	-
Non-cash financing activities
Shares issued in settlement of finders’ fees		(307,754)	-
		(307,754)	-

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2016 and 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

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

On October 18, 2016, a significant ownership dilution of the Company’s investment in a subsidiary, Biohaven, occurred following the introduction of two major third party investors who agreed to finance Biohaven’s future research and development activities in exchange for shares. As a result, the Company reassessed its ability to control Biohaven and concluded that it had lost control of the subsidiary. On February 17, 2017, following the resignation of one of the Company’s representatives on Biohaven’s Board, the Company further concluded it was unable to exert significant influence over Biohaven. See Notes 2(b) and 6.

The Company’s subsidiaries are in the pre-clinical stage, and as such no revenue has been generated from their operations. The Company has negative cash flows from operating activities of approximately $5 million during the year ended March 31, 2017.

Management has secured sufficient financing which it believes will enable it to meet its operating commitments. However, it will require additional resources to continue into clinical trials and/or for additional acquisitions. The Company has subsequent to the balance sheet date secured further financing (note18) and also believes that it can also raise necessary financing by divesting some of its existing investment in the securities of a publicly traded entity once they are free of trading restrictions. The Company believes that these available resources will be sufficient to meet its cash requirements for its operational, portfolio expansion through strategic acquisitions and research and development activities.

2. BASIS OF PRESENTATION

(a) Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee.

2. BASIS OF PRESENTATION   (cont’d)

These consolidated financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one material operating segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on July 27, 2017.

(b) Consolidation

The consolidated financial statements include the accounts of the Company and,

a.

Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011.

b.

Portage Pharmaceuticals Ltd. (“PPL”) a wholly owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c.

EyGen Limited, (“EyGen”)which is a wholly owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.

d.

Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), a private corporation incorporated in BVI on September 25, 2013. Biohaven financials were consolidated for the period from April 1, 2016 to September 30, 2016 and continued to be accounted on an equity basis until February 15, 2017. However, on February 15, 2017, the Company lost significant influence and as a result accounted for its investment in Biohaven at a fair value as explained in Note 6.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition, assessment of impairment in goodwill and other intangible assets and measurement of share- based compensation, in the current and prior years.

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

Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. The Company’s advances and other receivables are classified as loans and receivables, investment is classified as available for sale.

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

Warrant liability and note payable

The loan notes issued by PPL and EyGen have warrants attached to them which are convertible into common shares of PPL and EyGen respectively. Accordingly, at inception the warrant part is treated as an embedded derivative and recorded at fair value as a financial liability and the face value of the Loan note as a whole less the value of the warrant is recorded as a note payable.

At subsequent balance sheet dates the fair value of the warrant is remeasured with movements in the fair value being recorded in the income statement. The loan element is recorded at amortized cost and is subject to a notional interest charge in each reporting period which is recorded in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

Foreign currency translation

The functional and presentation currency of the Company and its subsidiaries (note 2(c)) is the US dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the period. Foreign currency differences arising on retranslation are recognised in profit or loss.

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

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

Investment

The investment is comprised of shares of a private company that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method. The Company evaluates the investment each reporting period for evidence of impairment and adjusts the carrying value accordingly (see notes 1 and 6).

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

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

The fair value of prepaid expenses and receivable and accounts payable and accruals are equivalent to their carrying amounts due to the short term nature of these items.

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

IAS 7 - Statement of Cash Flows

In February 2016, IASB published amendments of limited scope to IAS 7 - Statement of Cash Flows to require that companies provide information concerning changes in their financing liabilities. The amendments will apply prospectively to fiscal years beginning on or after January 1, 2017. Earlier application is permitted. These standards will have no material impact on the Company’s financial statements.

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

IAS 12 - Income Taxes

In January 2016, IASB published amendments to IAS 12 - Income Taxes on the accounting of deferred tax assets relating to unrealized losses. Essentially, these amendments aim to clarify when a deferred tax asset should be recognized regarding an unrealized loss. These amendments will apply to the financial statements of fiscal years beginning on or after January 1, 2017. These amendments will have no impact on the Company’s financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES   (cont’d)

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

IFRS 2, Share-based payments

In June 2016, the IASB issued amendments to IFRS 2 to clarify the classification and measurement of share-based payment transactions. The IFRS 2 is effective for annual periods beginning on or after January 1, 2018. The Company does not believe that the above standard will have any impact on its financial statements.

IFRIC 22, Foreign currency transactions and advance consideration

In December 2016, IFRIC issued an amendment to IFRIC 22 clarifying the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. IFRIC 22 is effective for annual reporting periods beginning on or after 1 January 2018. Earlier application is permitted. The Company does not believe that the above standard will have any impact on its financial statements.

4. PREPAID EXPENSES AND OTHER RECEIVABLE

	2017	2016
Prepaid expenses	47,693	199,157
Other receivable (i)	16,448	4,783
	$64,141	$203,940

(i)

The Company’s wholly-owned subsidiary, PPL agreed to a settlement on October 19, 2016 with a supplier in respect of a claim made by PPL against the said supplier. As per the terms of this agreement, supplier agreed to pay a total of $ 120,000 to PPL, of which $41,250 was received during the year ended March 31, 2017 and balance payable in seven annual instalments of $ 11,250 starting from January 3, 2018.

Accordingly, $11,250 was classified as prepaid expenses and other receivable under current assets and the balance of $67,500 classified as long term assets.

5. INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $ 700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent 6.9% of the equity of Sentien on a fully diluted basis. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost since these shares do not have a quoted price in an active market and the fair value cannot be reliably measured. Sentien raised $12 million in April 2017 and commenced its Phase /12 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury.

As at March 31, 2017, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6. INVESTMENT, AVAILABLE FOR SALE

The Company held 52.85% of the issued outstanding shares of Biohaven as at March 31, 2016 and through a majority representation on Biohaven’s Board, exercised control over the subsidiary. Accordingly, Biohaven was consolidated in accordance with IFRS 10. In May, June and July 2016, Biohaven raised additional financing in which the Company did not participate. This equity raise resulted in the Company’s ownership interest being diluted to 48.45%. While the Company’s shareholding in Biohaven was below 50%, management considered other factors including the representation on the board and concluded that it still had control and therefore consolidated Biohaven results and financial position as a subsidiary for the period from April 1, 2016 to September 30, 2016.

In October 2016, Biohaven secured an $80 million equity funding commitment from third party investors.  The first tranche of the financing, in the amount of $40 million, closed in October 2016, after which the Company’s ownership in Biohaven declined to 35.16% of Biohaven’s outstanding capital stock.  The second tranche of the financing, in the amount of $40 million, closed in February 2017. Thus, with the presence of more significant third-party investment and potential future changes to the board structure, it was considered most likely that the Company’s substantive position was moving away from control to significant influence. The Company therefore concluded that Biohaven ceased to be its subsidiary effective October 1, 2016 and recognized it as a disposal of the subsidiary and investment in associate as per IFRS 10 and IAS 28.

As an associate, Company’s investment in Biohaven was accounted for on an equity basis until February 15, 2017. The equity basis accounting involved taking that portion of Biohaven net income or loss proportionate to the Company’s equity interest in Biohaven for the period from October 1, 2016 to February 15, 2017. Total loss of Biohaven for the period from October 1, 2016 to February 15, 2017 as per Biohaven’s financial statements for the said period, prepared in accordance with IFRS, as adjusted by the Company for the equity accounting purposes, was $37,712,760.

On February 15, 2017, several factors led the Company to conclude that it no longer had significant influence over Biohaven.

Therefore the Company accounted for  its investment in Biohaven as a financial asset classified as “available-for-sale” effective February 15, 2017 and stated at a fair value as at March 31, 2017 based on the price of the last available third-party financing by Biohaven.

6. INVESTMENT, AVAILABLE FOR SALE   (cont’d)

The accounting effects of the above changes included in these consolidated financial statements are as follows:

	$	$
Fair value of retained investment in former subsidiary, at 48.45% of the fair value of Biohaven based on the price of the last financing by Biohaven prior to September 30, 2016		48,826,747
Add: The carrying amount of former subsidiary:
Biohaven Liabilities net of assets and goodwill consolidated at September 30, 2016
Net of non-controlling interest at September 30, 2016		1,036,794
Net gain on restating interest in associate at fair value charged to income statement		49,863,541
Carrying value of investment in Biohaven at October 1, 2016		48,826,747
Equity accounting between October 1, 2016 to February 15, 2017
Share of net loss of Biohaven for October 2016 at 48.45% being the average equity holding in Biohaven	(4,485,764)
Share of net loss of Biohaven for the period from November 1, 2016 to February 15, 2017 at 35.16% being the average equity holding in Biohaven	(9,975,441)	(14,461,205)
Net carrying value of investment in Biohaven as at February 15, 2017		34,365,542
Gain on revaluation of Investment in Biohaven at fair value at March 31, 2017 charged to accumulated other comprehensive income		24,546,993
Investment, available for sale at fair value at March 31, 2017		58,912,535

Since the Company is currently considering divesting this investment by way of disposal or distribution as dividend once its lock up period expires in November 2017, it is classified as current as assets.

7. UNSECURED NOTES PAYABLE

Effective March 7, 2017, the Company completed a private placement of unsecured notes in the aggregate principal amount of $200,000 (the “March 2017 notes”). The notes bear interest at a rate of 7% per annum, payable annually on each anniversary date. The notes were not redeemable by the Company prior to maturity. The notes holders were granted a warrant to subscribe for $7,500 new ordinary shares for every $10,000 of note held, provided that certain qualifying event occurs within the three anniversary years of issuance. The exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. Given that there was an obligation to issue a variable number of shares, the warrant was classified as a financial liability. Accordingly, $180,450 of the face value was ascribed to the note payable component and $19,550 fair value was ascribed to the warrant. The value of note payable component was further increased by $365 to $180,815 as at March 31, 2017 representing the difference between the notional interest at 11% and actual interest at 7% being charged to interest expense.

Fair value was determined by reference to market transactions and similar debt instruments without warrants. The Company did not incur financing costs in connection with this placement of notes.

8. CAPITAL STOCK

(a) Authorized:  Unlimited number of common shares

(b) Issued

	As at March 31,
	2017		2016
	Common		Common
	Shares	Amount	Shares	Amount
Balance, beginning of year	253,438,894	$17,055,197	206,775,791	$9,691,715
Expired warrants	-	-		1,108,402
Issued under private placement (i)	-	-	43,488,670	6,155,080
Finder/Commitment fee settled in shares (i)	-	-	2,174,433	307,754
Finders fee/Underwriting costs	-	-		(307,754)
Shares issued as compensation ( ii)	7,250,000	1,305,000	1,000,000	100,000
Balance, end of year	260,688,894	$18,360,197	253,438,894	$17,055,197

(i)

On March 21, 2017, four of the directors were issued 7,250,000 shares under the 2017 Consultants Stock Compensation Plan in lieu of cash fee for services provided. The shares were valued at $1,305,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2017 as consulting fee (note 13).

(ii).a.

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

(ii)b.

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

(iii)

On February 25, 2016, the Chairman was issued 1,000,000 shares under the 2011 Consultants Compensation Plan in lieu of cash fee for services provided. The shares were valued at $100,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2016 as consulting fee (note 13).

8. CAPITAL STOCK  (Contd.)

(c) As at March 31, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2016	As at April 1, 2016	Issued	Cancelled	Balance at March 31, 2017
2011 Plan	11-Apr-11	6,000,000	(3,438,333)	2,561,667	(1,000,000)	-	1,561,667
2017 Plan	21-Mar-17	7,250,000	-	7,250,000	(7,250,000)		-
		13,250,000	(4,438,333)	8,811,667	(7,250,000)	-	1,561,667

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

As at March 31, 2016, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2015	As at April 1, 2015	Issued	Cancelled	Balance at March 31, 2015
2011 Plan	11-Apr-11	6,000,000	(3,438,333)	2,561,667	(1,000,000)	-	1,561,667

(d) As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to escrow 88,444,293 of its common shares and 68,724,447 of its warrants issued to four insiders. The escrowed shares and warrants were to be released in agreed tranches over the period of three years. As at March 31, 2017, nil common shares (as at March 31, 2016: 26,533,294 common shares) were still under escrow. All warrants expired in June 2015 and were cancelled.

9. STOCK OPTION RESERVE

(a) The movements during the year were:

	Year ended March 31,
	2017	2016

Balance, beginning of year	$5,075,853	$1,312,519
Options vested during the year ((i) to (iv))	391,927	454,078
Options to acquire equity in PPL granted to PPL management and vested (v)	11,867	53,074
Options to acquire equity in Biohaven granted to Biohaven consultants and directors	-	3,256,182
Options granted by former subsidiary reversed on loss of control	(3,774,182)	-
Balance, end of year	$1,705,465	$5,075,853

i.

On October 11, 2016, The Board of Directors of the Company approved and issued total of 1,267,194 options to the two independent directors as joining bonus under the 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per common share. These Options will vest in four equal annual instalments starting from October 11, 2017.

9. STOCK OPTION RESERVE  (Contd.)

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	65.83%
Expected life	1825 days
Market price on the date of grant	US$0.13

The fair value of the options as per the Black-Scholes option pricing model amounted to $85,183. None of the options was vested on March 31, 2017. The value of the options will be accounted upon vesting of the related options as per the accounting policy.

(ii)

On December 19, 2016, The Board of Directors of the Company approved and issued total of 2,300,000 options to five consultants including 350,000 Options to the two independent directors for services provided under the 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per common share. These Options vested in equal monthly instalments over the two years starting from January 1, 2017.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	67.42%
Expected life	1826 days
Market price on the private placement	US$0.14

The fair value of the options as per the Black-Scholes option pricing model amounted to $175,352. The value of the options vested during the year ended March 31, 2017 of $62,988 was expensed and charged to the stock option reserve.

(iii)

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

The fair value of the options as per the Black-Scholes option pricing model amounted to $509,499. Using the graded vesting method, the value of the options vested as at March 31, 2017 of $276,779 (March 31, 2016 was $187,408) was expensed and charged to the stock option reserve.

(iv).

The fair value of 5.3 million options granted on March 17, 2015 and vested during the year ended March 31, 2017 of $52,160 (March 31, 2016 of $266,670) was expensed and charged to the stock option reserve.

9. STOCK OPTION RESERVE   (Contd.)

(v)

On March 1, 2015 and April 1, 2015, PPL granted options to its CEO and CSO respectively, to acquire additional 3% equity interest in PPL for an exercise price of $74,996 vesting over two years in equal quarterly instalments and expiring in five years under new Option Agreements dated the dates of the grants. (note 9(vii))

The fair value of the options as per the Black-Scholes option pricing model amounted to $64,941. Using the graded vesting method, the value of the options vested as at March 31, 2017 was $11,867 (March 31, 2016 was $53,074), which was included in research and development costs.

(vi)a.

The fair value of the options granted by Biohaven on November 26, 2014 and vested during the year ended March 31, 2017 of $nil (March 31, 2016 - $269,819) was expensed as consulting fee.

(vi).b

The fair value of the options granted by Biohaven on October 23, 2015 and vested during the year ended March 31, 2017 of $nil (March 31, 2016 of $2,986,363) was expensed as consulting fee.

(b) The following is a summary of all active Stock Option Plans:

Stock Option Plan	As at March31, 2017	As at March 31, 2016
Plan	2013 Option Plan	2005 Option Plan	2013 Option Plan	Total
Date of Registration	Dec 19, 2013 and March 17, 2015	Dec 5, 2005	Dec 19, 2013 and March 17, 2015
Registered *	26,068,889	1,000,000	20,167,579	21,167,579
Issued to beginning of year	16,750,000	1,000,000	9,750,000	10,750,000
Outstanding, beginning of year	16,750,000	560,000	9,700,000	10,260,000
Issued	3,567,194	-	7,050,000	7,050,000
Exercised	-	-	-	-
Expired		(560,000)		(560,000)
Outstanding, end of year	20,317,194	-	16,750,000	16,750,000

Options fully vested	14,489,583	-	7,931,246	7,931,246
Options not yet vested	5,827,611		8,818,754	8,818,754
	20,317,194	-	16,750,000	16,750,000

* The maximum number of common shares for issuance at any time pursuant to this Plan shall not exceed 10% of the issued and outstanding shares. Based on this, total available options for issuance as at March 31, 2017 was 26,068,889.

*   Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,579 options under 2013 Stock Option Plan.

9. STOCK OPTION RESERVE  (Contd.)

(c) The weighted average exercise price of the outstanding stock options was US$0.15 as at March 31, 2017 (US$0.15 as at March 31, 2016) and weighted average remaining contractual life was approximately 3.25 years as at March 31, 2017.(approximately 3.95 years as at March 31, 2016).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at March 31, 2017 and March 31, 2016.

10. WARRANTS

(i)

The movements during the year were as follows:

	Year ended March 31,
	2017			2016
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, beginning of year	1,200	$2,800	2,755,973	87,906,420	$0.30	1,108,402
Exercised	-	-	-	-	-
Expired	-	-	-	(87,906,420)	(0.30)	(1,108,402)
Warrants issued by Biohaven to acquire intangible assets				1,200	2,800	2,755,973
Reversed on loss of control of Biohaven	(1,200)	(2,800)	(2,755,973)
Issued and outstanding, end of year	-	$ -	$ -	1,200	$2,800	$2,755,973

11. EARNINGS (LOSS) PER SHARE

Year ended March 31,	2017	2016	2015
Numerator
Net profit(loss) attributable to owners of the Company	$16,298,662	$(5,706,189)	$(3,118,431)
Denominator
Weighted average number of shares - Basic	254,043,061	239,745,044	193,442,457
Diluted effect of average number of options	18,150,264	-	-
Weighted average number of shares - Diluted	272,193,325	239,745,044	193,442,457
Basic earnings (loss) per share	$0.06	$(0.02)	$(0.02)
Diluted earnings (loss) per share	$0.06	$(0.02)	$(0.02)

Inclusion of the options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share for the years ended March 31, 2016 and 2015.

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

(b)

PPL has extended consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring on March 31, 2018 and carrying a total monthly commitment of $22,667. Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

13. CONSULTING FEE

	Year ended March 31,
	2017	2016	2015
Cash fee	$225,808	$204,000	$196,479
Shares and Options issued to management and directors	1,571,851	466,262	277,226
Options issued to others	125,076	87,816	80,995
Biohaven options granted to the Company's directors	-	1,018,692	174,825
Biohaven options granted to Biohaven consultants and management		2,237,490	343,175
	$1,922,735	$4,014,260	$1,072,700

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

(i)

Business expenses of $3,491 (2016: $2,701, 2015: 6,145) were reimbursed to directors of the Company.

(ii)

Consulting fees include cash fee paid to key management for services of $ 180,000 (2016: $180,000, 2015: $180,000). Refer to notes 8(i), 9(a) and 13 for shares and options issued to key management in lieu of fees.

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	March 31, 2017		March 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash (level 1)	159,377	159,377	4,688,929	4,688,929
Advances and other receivable (level 2)	131,641	131,641	203,940	203,940
Investment (level 3)	700,000	700,000	700,000	700,000
Investment, available for sale (level 3)	35,365,542	58,912,535	-	-
Financial liabilities			-	-
Accounts payable and accrued liabilities (level 2)	109,061	109,061	299,740	299,740
Unsecured notes payable (Level 2)	200,000	180,815	-	-

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

15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT   (Contd.)

a.

Cash - Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over the next seven years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the account on a regular basis.

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

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it will require further funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future. However, the exact need for additional cash cannot be reasonably ascertained at this stage.  The Company has already initiated actions to secure further funds through equity financing at its subsidiary level and potential partnership arrangement.

The above liquidity risk has been mitigated by the fact that the Company has investments that can be disposed of, the proceeds of which can be utilized to meet its cash flow requirements for the next twelve months.

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

16. CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.1 million as at March 31, 2017 (approximately $ 0.3 million as at March 31, 2016) and current assets, mostly in cash, of approximately $0.2 million (approximately $4.9 million as at March 31, 2016). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

16. CAPITAL DISCLOSURES…(Contd)

As at March 31, 2017, the shareholders’ equity was approximately $ 59.6 million (approximately $ 10.2 million as at March 31, 2016), $0.2 million ($ 4.7 million as at March 31, 2016) of it was held in the form of cash. In addition, as at March 31, 2017, the Company holds equity investment in Biohaven whose common shares have, subsequent to the balance sheet date, began trading on New York Stock Exchange. The Biohaven common shares held by the Company are currently under trading restrictions until November 2017. However, after the expiry of the trading restriction, the Company may decide to generate required cash through disposal of some of its Biohaven shares in the open market.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2017 and March 31, 2016.

17. EVENTS AFTER THE BALANCE SHEET DATE

(i)

In May 2017, Biohaven closed an initial public offering of 11,385,000 common shares at $17 per share for aggregate gross proceeds of approximately $193.5 million.

(ii)

On June 14, 2017, a director of the Company exercised 3,239,589 of his options for $485,938.