Form 20-F/A
period 2017-03-31
PORTAGE BIOTECH INC.
filed 2017-11-09
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow  Item 17 [  ]   Item 18 [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ]   No [X]

EXPLANATORY NOTE

This Form 20-F/A (the “Amended Filing”) is being filed by Portage Biotech Inc.  (the “Company” or “Portage”) to amend its Annual Report on Form 20-F for the year ended March 31, 2017 (the “Original Filing”), filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2017, to include Exhibit 15.1 Consent of the Independent Registered Public Accounting Firm.

Except as otherwise stated herein, no other information contained in the Original Filing has been updated by this Amended Filing and no disclosures have been updated to reflect events that occurred at a later date. This Amendment should be read in conjunction with the Company’s SEC filings made subsequent to the Original Filing.

PART III

ITEM 19 - EXHIBITS

(b) Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Exhibit 1.2 to Form F-20 filed on July 31, 2017.

10.1	2017 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on March 21, 2017.

10.2	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

10.3	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

10.4	2013 option plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

11.1	Charter of audit and compensation committee regarding compensation matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.2	Charter of audit and compensation committee regarding audit matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.3	Code of conduct - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.**

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.**

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of the Independent Registered Public Accounting Firm**

** Filed herewith

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 9th day of November, 2017

PORTAGE BIOTECH  INC.

Per: /s/ Declan Doogan

Title: Chief Executive Officer

Per: /s/ Kam Shah

Title: Chief Financial Officer