Form 20-F
period 2018-03-31
PORTAGE BIOTECH INC.
filed 2018-07-30
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2018

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

c/o Portage Services Ltd, 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3

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

Common shares without par value - 280,719,920 as at March 31, 2018

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]	Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the Accounting Standards Board [X]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  Item 17  -  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [  ]  No [X]

ii

iii

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

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status

Portage Biotech Inc., which is a British Virgin Islands (BVI)company as per the certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. Approximately 62% of its common stock was held by non-United States citizens and residents as of September 30, 2017 being its latest second quarter end. Further, our business is administered principally outside the United States and majority of our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3. KEY INFORMATION

(A) SELECTED FINANCIAL DATA

On June 4, 2013, the Company completed an acquisition with Portage Pharma Ltd, incorporated in the British Virgin Islands on May 23, 2012, through exchange of shares. The transaction was treated as reverse acquisition for accounting purposes.

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto included in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2018, 2017 and 2016, and the Balance Sheet data as of March 31, 2018 and 2017 are derived from our audited Consolidated Financial Statements included in this Annual Report. The selected Operations Data for the Years ended March 31, 2015 and 2014 and the Balance Sheet data as of March 31, 2014 and  2015 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data

Year ended March 31,	2018	2017	2016	2015	2014
	all amounts in 000' $ and number in 000 (except per share value)
Net profit (Loss) before non-controlling interests	123,741	(641)	(9,195)	(4,341)	(6,627)
Net profit (loss) attributable to shareholders	123,741	16,299	(5,706)	(3,118)	(6,305)
Working capital	7,489	59,027	4,593	1,115	2,067
Total assets	10,003	59,904	12,629	4,736	5,263
Capital stock	23,654	18,360	17,055	9,692	7,257
Warrants	-	-	2,756	1,108	1,108
Stock option reserve	267	1,706	5,076	1,312	362
Shareholders equity	9,619	59,594	10,269	2,660	2,393
Weighted average number of shares outstanding - Basic	267,796	254,043	239,745	193,442	161,977
Weighted average number of shares outstanding - diluted	269,642	272,193	239,745	193,442	161,977
Net income (loss) per share - Basic	0.46	0.06	(0.02)	(0.02)	(0.04)
Net income (loss) per share - Diluted	0.46	0.06	(0.02)	(0.02)	(0.04)

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same for the fiscal years 2014 through 2016.

The Company has not declared or paid any dividends in any of the financial periods except in the fiscal 2018, when the Company distributed stock dividend as further explained elsewhere in the report.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in US dollars. One of the Company’s subsidiaries maintains its books in Canadian dollars. The exchange rates used herein were obtained from Bank of Canada; however, they cannot be guaranteed.

On July 13, 2018, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately US$1 = CDN$1.32.

The following table sets out the high and low exchange rates in Canadian dollar for one US dollar for each of the last six months

2018	June	May	April	March	February	January
High for the period	1.33	1.30	1.29	1.31	1.28	1.25
Low for the period	1.29	1.28	1.26	1.28	1.23	1.23

The following table sets out the average exchange rates in Canadian dollar for one US dollar for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year ended March 31,	2018	2017	2016	2015	2014
Average for the year	1.28	1.31	1.31	1.14	1.05

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

Our ability to generate future revenue or achieve profitable operations is largely dependent upon our ability to attract and maintain the experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize the drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidate into a marketable drug and we cannot assure you that we will be able to successfully achieve these objectives. However, we were successful in achieving significant value growth in an investment made in Biohaven and in January 2018, we distributed most of the shares held in Biohaven by way of a stock dividend to our shareholders on a pro-rata basis as explained elsewhere in this report. We cannot say if we will be able to achieve similar success in our future business activities.

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

We believe that the proceeds from the disposal of our investment in a public entity together with cash on hand may be adequate to cover our operational costs and the needs of our subsidiaries to proceed into  various stages of clinical trials to develop potential product candidates, obtain regulatory approvals and ultimately to commercialize such product candidates.

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

The issuance of Common Shares upon the exercise of our outstanding options will dilute the ownership interest of existing shareholders and increase the number of shares eligible for future resale.

The exercise of some or all of our outstanding options could significantly dilute the ownership interests of our existing shareholders. During the fiscal 2018, approximately 18.4 million of 20.3 million options were exercised for the equal number of common shares. As at March 31, 2018, we had approximately 1.8 million options issued and outstanding. We may issue more options in future as part of compensating our management and other consultants.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 31, 2018, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 54% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

Your investment return may be reduced if we lose our foreign private issuer status.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise, we will be subject to additional reporting obligations under the Exchange Act which would increase our SEC compliance costs.

There is a material risk that we will be classified as a passive foreign investment company beginning in our fiscal year ended March 31, 2018, and our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Based on our income and assets at March 31, 2018, there is a material risk that we will be classified as a PFIC for our fiscal year ending March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. We are looking for new business opportunities which may allow us not to be considered PFIC. However, we are unable to predict if our efforts will be successful.

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

We are a company incorporated under the laws of the British Virgin Islands. Most of our directors and executive officers are non-residents of the United States. Because a substantial portion of their assets and currently most of our assets are located outside the United States, it may be difficult for investors to effect service of process within the United States upon us or those persons.

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

ITEM 4. INFORMATION ON THE COMPANY

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

(B) BUSINESS OVERVIEW

Portage develops pharmaceutical and biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization. Portage seeks products and co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

A summary of developments at our portfolio companies including our subsidiaries as of March 31, 2018 is provided below:

Portage Pharmaceuticals Ltd (PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named Portage Pharma Limited and was incorporated in the BVI.

PPL focuses on discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore protein function, and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

PPL tested a number of different cell penetrating peptides (CPPs)CPPs and found one that they derived from human genes that was superior to the others tested including the Antennapedia fruit fly-derived CPP PPL previously licensed from Trojantec and Imperial College in London. PPL selected this human-‐based CPP to be the basis of their CellPorter® platform. PPL strategy was and still is exploring the ways it can be used therapeutically. The CPP platform is protected until 2034 by international patent filings for its proprietary human-derived cell penetrating peptide structures without any therapeutic restrictions.

In July 2014, PPL successfully validated CellPorter®, a new proprietary cell permeable peptide platform technology derived from human proteins. CellPorter® has been shown to efficiently deliver an active pharmacological agent or cargo into cells without disrupting the cell membrane.  In a collaboration with the Pirbright Institute (UK), a CellPorter® conjugated CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

PPL pursued other collaborations to bring world-class subject area expertise to some of their research questions. PPL collaborated with scientists at Yale to evaluate its cell penetrating properties, with scientists at the National Eye Institute to evaluate its penetration into eye tissues when given as eye drops, and with a scientist at the University of Michigan to investigate blood brain barrier penetration.

Through these collaborations PPL management learned that CellPorter® enhances immune reactions to vaccines, did get inside eye tissues, and did penetrate the blood brain barrier. PPL also conducted its own studies that demonstrated CellPorter® can be used to dose peptides systemically by inhalation, and has ongoing work using CellPorter® to deliver peptide cargos that regulate gene function in cancer and other diseases.

Over the last two years PPL developed PPL-003 ophthalmic solution, a topical eye drop intended to treat dry eye disease, uveitis, and other inflammatory eye diseases.  After completing animal efficacy studies in models of these diseases and developing a commercializable formulation, PPL put together a non-clinical and clinical development plan for PPL-003 ophthalmic solution and held a pre-IND meeting with FDA on September 15, 2017. After this very successful meeting, PPL-003 ophthalmic solution now has a clear path to Phase I and Phase II studies in healthy volunteers and patients with dry eye disease.

PPL also continues to advance early stage programs aimed at cancers with high medical need.  Positive laboratory data in these programs has further validated the CellPorter® platform.  The most advanced program is investigating the peptide’s pharmacodynamics in a mouse tumor model.

Portage Glasgow Ltd. (PGL)

On January 31, 2018, PPL, formed a new joint venture company, Portage Glasgow Limited (“PGL”), incorporated in Scotland, to develop more effectively-targeted drugs to treat chronic conditions including cancer.

PPL acquired 65% equity in PGL. The CEO of PPL, Dr. Frank Marcoux is the CEO of PGL and the chairman of the Board of Directors PGL, which currently consists of two persons.

The University of Glasgow is providing therapeutic peptides developed through the research of Prof. George Baillie and access to a therapeutic peptide discovery platform.

PGL  will focus on the commercialisation of new therapies aimed at disrupting protein-protein interactions (PPI) in disease pathways which give therapeutic benefit. Candidate peptides and PPI targets have already been identified from existing research at the University.

Till the date of this report, PGL management has been working on its development plans and budget.

EYGEN Ltd (EyGen)

EyGen was incorporated on September 20, 2016 under the laws of the British Virgin Islands.

Since the final preclinical and clinical development of PPL-003 would be substantially more capital intensive than prior work on the CellPorter® platform, Portage management decided to spin out its lead asset with the aim of independently financing PPL-003 and building a company in ophthalmology while retaining an interest in the company. EyGen was therefore created as a new ophthalmic company focused on developing preclinical ophthalmology assets through proof of concept. In addition to a license for PPL-003 in ophthalmic indications, EyGen will also have an exclusive license for the use of the CellPorter® technology for other ophthalmic drugs.

EyGen’s lead asset is PPL-003, a potent anti-inflammatory created by PPL and being developed for topical ophthalmic delivery in patients with ocular surface and anterior segment diseases. PPL-003 has demonstrated steroid-like efficacy in animal disease models without steroid-like side effects.

EyGen has put together a seasoned management team with both business and drug development expertise in this area and will develop PPL-003 ophthalmic solution for dry eye disease before exploring other ocular inflammatory diseases.  EyGen  will be  seeking financing of approximately $10 million to reach the end of a Phase II trial in dry eye disease to confirm its target profile of corticosteroid-like efficacy without the adverse effects of steroids such as increased intraocular pressure (glaucoma).

Stimunity S.A.S.

On February 28, 2018, the Company made an initial investment of €500,850 ($680,662) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a Paris based immune-oncology company.  The investment gave Portage 27% equity in Stimunity.

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP). These VLPs will fuse with immune cells and induce a potent T-cell response against tumor cells that are poorly immunogenic. The lead program is now at the early phase of preclinical validation. Stimunity’s seed round will help the company complete its preclinical package and advance the manufacturing process used to create its virus-like particles to pharmaceutical grade.

Sentien Biotechnologies, Inc. (Sentien)

Portage invested $700,000 in Sentien in August 2015 to acquire 210,210 series A preferred stock, which is fully convertible into equal number of Sentien’s common shares, currently representing approximately 5.06% of Sentien’s equity.

Sentien is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien’s technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien’s lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.

SBI-101 is the first product application of Sentien’s platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

Sentien raised $15 million up to January 2018 and commenced its Phase 1/2 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury and have so far enrolled seven patients, passing the mid-point of the low dose cohort enrolment. The data safety monitoring board concluded that there were no safety issues and recommended continuation of enrolment. In February 2018, Sentien had a pre-IND meeting with the FDA to use SBI-101 for another indication - proposed acute liver failure. Sentien plans to file another IND in the second half of 2018.

Portage Services Ltd (PSL)

PSL is a wholly owned subsidiary, incorporated in Ontario, Canada under the name 1843343 Ontario Inc. which changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company under requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and administers the corporate, financials and regulatory matters of Portage and its direct and indirect subsidiaries and investments.

We have developed a comprehensive website - www.portagebiotech.com which provide information on our people, activities and other corporate details. The information on this company website is not incorporated into this report and should not be relied upon for any investment decision in Portage shares.  Investors in the Portage shares and potential investors in Portage should only rely on the information that the company has filed with the United States SEC or the CSE, that is intended to be information for investors.

(C) ORGANIZATIONAL STRUCTURE

The current organization structure comprises:

1.

Operating subsidiaries/associates:

a.

Portage Pharmaceuticals Ltd., a wholly owned subsidiary incorporated in the British Virgin Island.

b.

EyGen ltd., a wholly owned subsidiary of Portage Pharmaceutical Ltd. Incorporated in the British Virgin Islands.

c.

Portage Glasgow Ltd., incorporated in Scotland wherein PPL holds 65% equity. PGL will be operative in the fiscal 2019.

d.

Stimunity SAS, incorporated in France. Portage holds 27% and has a significant influence. Stimunity is considered an associate

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

PPL/EyGen management consisted of Dr. Bruce Littman as CEO until November 2017. Dr. Littman resigned and become a consultant to PPL.  Dr. Frank Marcoux who was  a Chief Scientific Officer (CSO) also took over as CEO effective November 2017and Mr. Kam Shah as CFO. The PPL management reports to the PPL Board of directors comprising Dr. Doogan as Chairman, Dr. Bailey, Mr. Shah, Dr. Littman and Dr. Marcoux. PPL also created a scientific advisory board (SAB) consisting of Drs. Sankar Ghosh, Michael Caplan and Burt Adelman.

Our independent director, Dr. Walters is on the Board of Stimunity and Dr. Marcoux is a CEO and on the Board of PGL.

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

Frank W. Marcoux, Ph.D. - CSO

Dr Frank W. Marcoux is a founding Director and the CEO of PGL. He currently serves as the Chief Executive Officer and Chief Scientific Officer of Portage Pharmaceuticals Ltd. and has over 25 years of drug development experience in a variety of senior management roles at Pfizer and Parke-Davis, culminating with an eight year tenure as Vice President, Pfizer Global Research and Development.

(D) PROPERTY PLANTS AND EQUIPMENT

Our subsidiary, Portage Services Ltd., currently leases office space at 47 Avenue Road, Suite 200, and Toronto, Ontario, Canada for approximately $2,300 per month. The leased area is approximately 950 square feet. Our current lease agreement is a month to month arrangement.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto for the year ended March 31, 2018 contained elsewhere in this report.

Operating results

Year ended March 31,	2018	2017	2016
	in 000'$	in 000'$	in 000'$
Operating expenses	2,259	36,044	9,195
Realized gain on sale of investment	(126,000)
Gain on restating retained interest in associate at fair value	-	(49,864)	-
Share of losses in associate	-	14,461
Net (profit) loss	(123,741)	641	9,195
Gain on investment transferred to retained earnings on disposal of investment	24,515	-	-
Unrealized gain on investment, available for sale	-	(24,547)
Total comprehensive (profit) loss for year	(99,226)	(23,906)	9,195
Non-controlling interest	-	16,940	3,489
Net (profit) loss attributable to owners	(123,741)	(16,299)	5,706
	(123,741)	641	9,195
(Retained earnings) deficit	14,334	(14,981)	14,618

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

In January 2018, we distributed substantially all of our shares in Biohaven Pharmaceutical Holding Company Ltd., as stock dividend to our shareholders on a pro-rata basis as explained elsewhere in this report. Biohaven was our subsidiary until September 30, 2016. However, effective February 15, 2017, we concluded that we lost control and significant influence over Biohaven and de-consolidated it as at September 30, 2016 and discontinued its accounting on an equity basis on February 15, 2017. Since then, we were holding our investment in Biohaven at fair value as an investment available for sale. We also sold some of the shares of Biohaven and raised approximately $ 7 million for our operating needs. We currently hold 2,000 shares of Biohaven.

Our other portfolio companies also included Sentien wherein we invested $700,000 We also acquired equity interest in an associate, Stimunity SAS for approximately $681,000 and invested $950,000 by way of a  convertible note in IOX Therapeutics Ltd., a UK based immune-oncology company.

Details of these companies are explained above under item 4 (B) - business overview and elsewhere in this report..

We do not have any approved products and have never generated any revenue from product sales. We have funded our operations from funds raised through various private placements, exercise of options and sale of our investments.

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

•

Add operational, financial and management information systems and related finance and compliance personnel and

•

Operate as a public company

We hope to meet the future financing requirements through further equity and debt  financing.

Expenses

The overall analysis of the expenses is as follows: (in 000’$)

Year ended March 31,	2018	2017	2016
	in 000'$	in 000'$	in 000'$
Research and development	561	32,450	4,577
Consulting fee	1,335	1,923	4,014
Professional fee	215	634	501
Other costs	148	1,037	103
	2,259	36,044	9,195

Research & development

These costs comprised the following:

Year ended March 31,	2018	2017	2016
	in 000'$	in 000'$	in 000'$
Licence fee at Biohaven	-	21,297	-
Development expenditure at Biohaven	-	9,912	3,675
Amortization of intangible	-	168	-
Patent registration	47	60	78
Consulting fee	332	677	359
Other outside services	182	336	465
	561	32,450	4,577

Fiscal 2018

Significant decline in overall expenses during the fiscal 2018 compared to prior years was mainly due to non-consolidation of Biohaven as explained earlier.

There was also a slow down in development activities at PPL and EyGen during the fiscal 2018 compared to prior years as we were, and are still , trying to raise financing needed to complete potential IND filings and partnership possibilities with other pharmaceutical companies.

Consulting fee for the fiscal 2018 included fees paid to Drs. Littman and Macoux of approximately $263,000 and included $50,000 early termination fee paid to Dr. Bruce whose contract was terminated in October 2017 and increase in Dr. Marcoux’s fee form $6,667 per month to $14,000 per month neffective December 2017 due to him assuming the duel roles of  chief executive and chief scientific officer. There was a meeting of scientific advisory board in December 2017 for which four consultants were paid fees of approximately $5, 000. The balance of the fees were charged by three other consultants.

Section 4(B) also describes in greater details development activities carried out at PPL, EyGen.

Fiscal 2017

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

Fiscal 2016

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

Consulting fees

Fiscal 2018

Consulting fee for the fiscal 2018 declined significantly compared to the prior years due to de-consolidation of Biohaven and also because no new options were issued in the fiscal 2018.

Consulting fee for the fiscal 2018 included cash fee of $206,000. $180,000 was charged by the CFO and balance was charged by the other consultants who provided services including due diligence and technical reviews of new business opportunities. Consulting fee also included $936,000 being the value of 1,580,000 shares issued as compensation to six consultants under the existing 2011 Consultants’ Stock Compensation Plan. 1,390,000 of the shares  were issued to five directors who provided specific services during the fiscal 2018.

Further analysis are included in Note 16 to the consolidated financial statements for the year ended March 31, 2018.

Fiscal 2017

Fees include cash fee, shares and options issued to key management, directors and others as detailed in Note 16 to the consolidated financial statements for the year ended March 31, 2018. Significant part of the consulting fee for the year ended March 31, 2017 comprised stock based compensation of approximately $1.7 million. $1.3 million related to 7,250,000 shares issued to four directors in lieu of their services.

Fiscal 2016

Fiscal 2016 consulting fee includes cash fee of $204,000, shares and options granted to Portage directors and management of $554,078 and options granted by Biohaven to its Board, management and other consultants of $3,256,182. CFO took in cash fee while chairman accepted shares and CEO accepted options in lieu of their fees.

Professional fees

Fiscal 2018

Significant decline in fees during he fiscal 2018 compared to prior years was mainly due to deconsolidation of Biohaven.

Professional fees for the fiscal 2018 includes audit fee of approximately $80,000 and legal fee of approximately $135,000. Legal fees at corporate level were mainly incurred in connection with the matters relating to the distribution of stock dividend and included preparation of shareholder information statement and various regulatory compliance matters and approvals. Approximately $37,000 fee was incurred in connection with PGL  investment.

Fiscal 2017

Professional fees include $137,480 at Portage comprising audit fee of approximately $72,000 and the balance was the legal fee. Biohaven legal fee for the six months to September 30, 206 included in the professional fee was $496,510. Portage legal fee included approximately $46,000 fee charged by a litigation lawyer in launching a claim against a supplier by PPL which successfully resulted in settlement under which PPL would receive total of $120,000.

Fiscal 2016

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

DISPOSAL OF BIOHAVEN SHARES

As at February 15, 2017, the Company held 6,341,500 shares of Biohaven as investment, available for sale after it lost control and significant influence over Biohaven.

On January 16, 2018, 6,102,730 shares of Biohaven held by the Company were distributed as stock dividend on a pro-rata basis among the shareholders of the Company. Under the distribution plan, holders of Portage ordinary shares received one (1) common share of Biohaven as a dividend on each forty-six (46) outstanding ordinary share of Portage owned as of the Record Date, which was January 5, 2018, No fractional shares, or cash in lieu of fractional shares, was distributed. Rather, the number of Portage shares held by a Portage shareholder as of the Record Date were rounded to the nearest 46 share increment to determine the number of whole Biohaven shares such shareholder would receive in the distribution. As a result, one Biohaven share was distributed in respect of 23 to 45 incremental Portage shares held as of the Record Date and no Biohaven share was distributed in respect of fewer than 23 incremental Portage shares held as of the Record Date. This distribution was accounted for in accordance with IFRIC 17.

Further details of the distribution plan are included in the Information Statement which was filed with the SEC on January 8, 2018 and included in this report by way of a reference and a copy was also distributed to the shareholders of the Company eligible for the stock dividend.

Between January 3, 2018 and February 1, 2018, the Company sold net 236,770 of the Biohaven shares in the open market for an average price of $30.79 per share for total proceeds of $7,289,337.

The Company currently holds 2,000 shares of Biohaven.

Operating cash flow

During the fiscal year 2018, operating activities required a net cash outflow of approximately $1.1 million, which was met from cash received form exercise of options and from the sale of Biohaven shares. Key non-cash items adjusted against the income included gain of approximately $126 million on disposal of Biohaven shares by way of stock dividend.

During the fiscal year 2017, operating activities required a net cash outflow of approximately $1.3 million, which was met from cash on hand and additional cash raised through debt financing at PPL. Key non-cash items adjusted against the loss included gain of approximately $50 million on investment at the date of loss of control of subsidiary, subsidiary’s expenses to the date of deconsolidation of approximately $33 million and share of losses in associate of approximately $15 million.

During the fiscal year 2016, operating activities required a net cash outflow of approximately $5.8 million, of which approximately $4.5 million was spent on research and development activities. Cash required was met from cash on hand and additional cash raised through equity financing.

The Company is required to support further research and development at its subsidiaries -PPL and EyGen are looking for partner for further development of its PPL-003 as explained under section 4(B) of this report.

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

The Company believes that its existing cash on hand will enable it to meet its operating needs and financial commitments on its existing investments for the next twelve months. However, it will require further financing if it were to acquire new business opportunities. Although there are no assurances that management's plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations into the future.

Investing cash flows

Fiscal 2018

Major activity in the fiscal 2018 included sale of Biohaven shares as explained earlier for the net proceeds of approximately $7.3 million.

The Company made several investments:

(a)

Invested approximately $681,000 in Stimunity SAS to acquire 27% equity in February 2018. This is further explained in Section 4(B) of this report.  Portage has also committed to a second investment in the amount of €1,502,820 ($1,857,786) on successful completion of agreed milestones to be satisfied by Stimunity by subscribing to 4,140 new ordinary shares at a price of €363 per share. No milestones have been completed to date.

Under the shareholders agreement, Portage has a right to maintain its equity interest in Stimunity in the event of a capital increase and issuance of new securities by Stimunity except for issuance of stock options and issuance under a merger plan or for acquisition.

(b)

On March 7, 2018, the Company invested $950,000 in a convertible note issued by IOX Therapeutics Ltd. (“IOX”), a United Kingdom based immune-oncology company. The Note carries interest at 7% accruing daily and matures within twelve months of its issuance.  The Company can convert the note and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2 million. Conversion price will be the price at which the money was raised discounted by 25%. IOX has right to repay the convertible note together with accrued interest at any time. Two of the directors of the Company, Drs. Doogan and Walters are also directors in IOX.

(c)

On January 31, 2018, the Company’s wholly owned subsidiary, PPL, acquired 650 ordinary shares of Portage Glasgow Ltd (“PGL”), a company incorporated in Glasgow, Scotland for a total price of £6.50 ($9.11) at £0.01 per share. PPL holds 65% equity in PGL.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with minimum drawdown of £50,000 ($700,75) and maximum drawdown of £250,000 ($350,375) during any three-month period. Interest on loan is at 7% accruing on a monthly basis and facility is repayable within nine years from the date of the agreement.  Loan with accrued interest can be converted into ordinary shares to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million) , will require loan to be mandatorily converted as per the terms of conversion described above. To date, there was no drawdown against this facility.

On January 16, 2018, PPL signed a Studentship Agreement with the University of Glasgow and Mr. Connor Blair under which PPL agreed to provide contribution of £33,419 ($46,837) payable in instalments of £11,140 ($15,606)  per year. First instalment of £11,140 (US$15,606) was paid on March 14, 2018 and has been expensed.

Fiscal 2017

There was no investing activity during the fiscal year 207. However, The Company de-consolidated Biohaven due to loss of control as at September 30, 2016. As a result, net Biohaven cash on hand from prior periodwas reversed as investing cash outflow on deconsolidation.

Fiscal 2016

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

Financing cash flows

Fiscal 2018

Significant financing activities during the fiscal year 2018 included the following:

(a)

Approximately 18.5 million vested options were exercised during he fiscal year, which provided the Company with net cash of approximately $2.7 million.

(b)

PPL and EyGen raised additional $25,000 each in convertible loans.

Fiscal 2017

During the fiscal year 2017, PPL raised $200,000 by issuance of loan notes carrying 7% interest coupon and warrants convertible into common shares of PPL. Note 7 to the audited consolidated financials for the fiscal 2017 provides further details on these loan notes.

Fiscal 2016

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

(E) OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2018, and 2017, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

None.

(G) SAFE HARBOUR

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of July 16, 2018, the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years

Dr. Gregory Bailey London, UK Chairman of the Board of Director	June 4, 2013	See section 4 (C ) of this report

Dr. Declan Doogan Stonington, CT, USA Chief Executive Officer and Director	June 4, 2013	See section 4 (C ) of this report

Mr. Jim Mellon (2) (3) Isle of Man Director	June 4, 2013	See section 4 (C ) of this report

Mr. Kam Shah Ontario, Canada Director and Chief Financial Officer	January 3, 1999	See section 4 (C ) of this report

Dr. Ian Walters (2) (3) Connecticut, USA	August 1, 2016	See section 4 (C ) of this report

Mr. Steven Mintz (2) (3) Ontario, Canada) Director	April 6, 2016	See section 4 (C ) of this report

(1)

Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.

(2)

Member of the Audit and Compensation Committee. Mr. Steven Mintz is the Chair of this Committee.

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

2.

Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2018,2017 and 2016:

	Annual compensation				Long term compensation
Name & principal position	Year	Fee (3)	Bonus	Other	Securities under options/SARs granted (1) & (4)	Shares or units subject to resale restrictions	LTIP payout (2)	Other	Total compensation
		$	$	$	$	$	$	$	$
Declan Doogan - CEO
	2018	147,000	-	-	-	-	-	-	147,000
	2017	468,000	-	-	-	-	-	-	468,000
	2016	-	-	-	187,900	-	-	-	187,900
Kam Shah - CFO
	2018	348,000	-	-	-	-	-	-	348,000
	2017	360,000	-	-	-	-	-	-	360,000
	2016	180,000	-	-	43,362	-	-	-	223,362
Gregory Bailey - Business development and Chairman
	2018	321,000	-	-	-	-	-	-	321,000
	2017	540,000	-	-	-	-	-	-	540,000
	2016	100,000	-	-	126,471	-	-	-	226,471
James Mellon - Independent director and audit committee member
	2018	99,000	-	-		-	-	-	99,000
	2017	117,000	-	-	-	-	-	-	117,000
	2016	-	-	-	36,135	-	-	-	36,135
Steven Mintz - Independent director and audit committee member
	2018	-	-	-	-	-	-	-	-
	2017	-	-	-	55,934	-	-	-	55,934
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-
Ian Walters - Independent director and audit committee member
	2018	99,000	-	-	-	-	-	-	99,000
	2017	-	-	-	55,934	-	-	-	55,934
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	-

Notes:

1.

“SAR” means stock appreciation rights. The Company never issued any SARs

2.

“LTIP” means long term incentive plan. The Company does not have any such Plan.

3.

a.) Fees for fiscal 2018 include 280,000 shares issued to Mr. Shah for a valuation of $168,000, 535,000 shares issued to Dr. bailey for a valuation of $321,000, 245,000 shares issued to Dr. Doogan for a valuation of $147,000, 165,000 shares issued to Mr. Mellon for a valuation of $99,000 and 165,000 shares issued to Mr. Walters for a valuation of $99,000.

b.) Fiscal 2017 fees include 3 million shares issued to Dr. Bailey for a valuation of $540,000, 2.6 million shares issued to Dr. Doogan for a value of $468,000, 650,000 shares issued to Mr. Mellon for a value of $117,000 and 1 million shares issued to Mr. Shah for a value of $180,000.

c.) Fee for fiscal 2016 includes 1 million shares to Dr. Bailey valued at $100,000,

4.

a.) No options were issued during he year.

b.) For fiscal 2017, Mr. Mintz and Dr. Walters were issued 633,597 options each as joining bonus. These options can be exercised to convert into equal number of common shares of the Company at an exercise price of $0.15 per share, are valid for five years and will vest in equal number over four years from October 11, 2017. In addition, they were issued 175,000 options each for their services during the fiscal year 2017. These options are valid for five years, vesting in equal installments over two years from January 1, 2017 and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per share.

c.) For the fiscal year 2016: Dr. Bailey was issued 1,750,000 options, Dr. Doogan was issued 2.6 million options, Mr. Shah was issued 600,000 options and Mr. Mellon was issued 500,000 options. These options are valid for five years, convertible into equal number of shares at an exercise price of $0.15/share and will vest in 24 equal instalments over the two years.

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

Audit and Compensation Committee (“ACC”)

The members of the ACC consist of all independent directors - Jim Mellon, Steven Mintz and Ian Walters.  Mr. Mellon is an insider and Mr. Mintz and Dr. Walters being independent directors as required under the new rules of the Ontario Securities Commission. Mr. Mintz, who is a Canadian CPA is the chairman of the Committee.

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

•

reviewing and approving our hiring policies regarding personnel of our present and former external auditor: and

•

reviewing and approving all employee and consultants’ contracts, bonuses and other compensation matters

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

(E) SHARE OWNERSHIP

The Company usually creates a Stock Option Plan.

As at July 3, 2018, the Company had one active Stock Option Plan.  Details of the Plan and movements therein during the fiscal 2018 are given in Note 12(b) to the consolidated financial statements for the fiscal 2018.  As of the date of this report, there were 1,561,667 common shares registered under the Consultants Stock Compensation Plan of which 1,560,000 were issued during the fiscal year 2018 and the balance of 1,667 shares were canceled.

On December 19, 2013 and March 17, 2015, the Company registered with US Securities and Exchange Commission, options under 2013 Option Plan, under which maximum number of options issuable at any time shall not exceed 10% of issued and outstanding common shares of the Company. 1,846,168 options were issued and outstanding as at July 3, 2018. In addition, our subsidiary, PPL also has option plans for acquiring equity in  the subsidiary for their management.

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

The following table sets forth the share ownership of our executive officers and directors as at July 16, 2018:

Name	Common shares beneficially owned		Options exercisable for equal number of common shares
	number	Percentage*	number	Exercise price	expiry date
Kam Shah	4,972,131	2%	-	$-
Declan Doogan	37,256,068	13%	-	$-
Gregory Bailey	67,150,883	24%	-	$-
Jim Mellon	45,973,688	16%	-	$-
Steven Mintz	504,000	0%	316,799	$0.15	Oct. 10, 2021
			58,336	$0.15	Dec. 19, 2021
Ian Walters	573,195	0%	475,198	$0.15	Oct. 10, 2021
			58,336	$0.15	Dec. 19, 2021

* Based on 280,719,920 issued and outstanding common shares at July 3, 2018

All shares and options held by the above persons carry same rights as the other holders of the Common shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) MAJOR SHAREHOLDERS

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing-houses on behalf of their respective clients. The Company does not have knowledge of all the beneficial owners thereof.

As at July 3, 2018, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 46.67% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At July 3, 2017, the Company had 280,719,920 shares of common stock outstanding, which, as per the details provided by the Transfer Agents, were held by 91 record holders excluding the beneficial shareholders held through the intermediaries.

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

Name of Beneficial Owner	No. of Shares	Percentage of Shares*
Declan Doogan	37,256,088	13%
Greg Bailey	67,150,883	24%
James Mellon	45,973,688	16%

* based on 280,719,920 shares. There were no outstanding options.

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

Related party transactions have been disclosed in note 17 to the audited consolidated financial statements for the fiscal year 2018 included in this report.

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

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

However, the Company did declare and distribute stock dividend in January 2018 as explained in Item 5(A) under “DISPOSAL OF BIOHAVEN SHARES” section.

(B) SIGNIFICANT CHANGES

There were no significant events or changes to report that happened subsequent to March 31, 2018 to the date of this report.

ITEM 9. THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Markets and on Canadian Securities Exchange (CSE) , where the Company’s shares got listed and began trading effective October 28, 2013

The following table outlines the annual high and low market prices for the five most recent fiscal years:

	High		Low
Year ended	OTC	CSE	OTC	CSE
March 31,	US$	US$	US$	US$
2018	0.66	0.66	0.06	0.06
2017	0.25	0.22	0.10	0.12
2016	0.31	0.32	0.08	0.08
2015	0.18	0.24	0.07	0.08
2014	0.42	0.22	0.06	0.13

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

	High		Low
Quarter	OTC	CSE	OTC	CSE
ended:	US$	US$	US$	US$
30-Jun-18	0.16	0.15	0.07	0.65
31-Mar-18	0.66	0.66	0.06	0.06
31-Dec-17	0.59	0.57	0.33	0.33
30-Sep-17	0.64	0.99	0.31	0.32
30-Jun-17	0.41	0.40	0.18	0.12
31-Mar-17	0.25	0.22	0.13	0.13
31-Dec-16	0.15	0.15	0.12	0.12
30-Sep-16	0.14	0.13	0.11	0.10
30-Jun-16	0.17	0.16	0.10	0.10

The following table outlines the high and low market prices for each of the most recent six months:

	High		Low
Month	OTC	CSE	OTC	CSE
2018	US$	US$	US$	US$
June	0.16	0.15	0.10	0.11
May	0.12	0.12	0.07	0.07
April	0.08	0.09	0.07	0.07
March	0.14	0.15	0.07	0.07
February	0.08	0.08	0.06	0.06
January	0.66	0.66	0.07	0.07

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

ITEM 10. ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Effective July 5, 2013, the Company moved its place of domicile from Ontario to the British Virgin Islands.  Our affairs are therefore governed by the provisions of our Memorandum and Articles of Association, as adopted on becoming a BVI registered company limited by shares, and by the provisions of applicable British Virgin Islands law.

On July 6, 2017, the shareholders in the annual and special meeting, approved the replacement by way of amendment and restatement of the existing Memorandum and Articles of Association of the Company with amended and restated memorandum and articles of association. Most of the changes are minor and will not affect shareholders or the day to day administration of the Company. The amended and restated Memorandum and Articles of Association will take effect on the date of filing with the BVI Registry of Corporate Affairs, which was July 25, 2017.

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

Meetings of shareholders

If our shareholders want us to hold a meeting of shareholders of the company, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 10% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, This 10% threshold may only be increased to a maximum of 30% and any such increase would require an amendment to the Memorandum and Articles of Association.

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

Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, TSX Trust Company., which enters the names of our shareholders in our register of members. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct us to pay all costs of the application and any damages the applicant may have sustained.

Subject to any rights or restrictions attached to any shares, at any general meeting on a show of hands every shareholder of record who is present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy shall have one vote and on a poll every shareholder present in person (or, in the case of a shareholder being a corporation, by its duly appointed representative) or by proxy shall have one vote for each share which such shareholder is the holder. Voting at any meeting of the shareholders is by show of hands unless a poll is demanded. A poll may be demanded by shareholders present in person or by proxy if the shareholder disputes the outcome of the vote on a proposed resolution and the chairman shall cause a poll to be taken. In the case of a tie vote at a meeting of shareholders, the chairman shall be entitled to a second or casting vote.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting. Shareholders of record may also pass written resolutions without a meeting by a majority vote.

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

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company's Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

Pre-emption rights

British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law, save to the extent they are expressly provided for in the Memorandum and Articles of Association. There are no pre-emption rights applicable to the issuance of new shares by us under either British Virgin Islands law generally or our Memorandum and Articles of Association more specifically.

Modification of rights

As permitted by British Virgin Islands law, and our Memorandum and Articles of Association, we may vary the rights attached to our ordinary shares only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than three-fourths of the issued shares of a particular class of shares

Transfer of shares

Subject to any applicable restrictions set forth in our Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve.

The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine. If the directors were to refuse (or suspend) a transfer, then the directors should provide the transferor and transferee with a notice providing their reasons for the suspension.

Changes in authorized ordinary shares

By resolution of our shareholders or resolution of our directors we may (i) consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares; (ii) sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; or (iii) create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval and subject to amending our Memorandum of Association setting out the new class of shares and the rights, preferences and privileges attaching to such class of shares.

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

Share repurchases

As Permitted by the BVI Act and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us provided that, immediately following the repurchase or redemption, we are satisfied we will pass the aforementioned solvency test.

We will require member consent before any share can be purchased,redeemed or otherwise acquired by us.

Liquidation rights

As permitted by British Virgin Islands law and our Memorandum and Articles of Association, a voluntary liquidator may be appointed under Part XII of the BVI Act if we satisfy the aforementioned solvency test.

Board of directors

We are managed by a board of directors which currently consists of six directors.

Our shareholders may, pursuant to our Memorandum and Articles of Association, by resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution of shareholders at any time remove any director before the expiration of his or her period of office with or without cause, and may, pursuant to our Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Memorandum and Articles of Association (if any) and one third time the number of directors to have been elected at the last annual meeting of shareholders.

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

•

cancel any ordinary shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; or

•

create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval and subject to amendments to our Memorandum and Articles of Association..

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

Anti-money laundering laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

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

Corporate governance

British Virgin Islands laws do not restrict transactions between a company and its directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve.

Indemnification

British Virgin Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and  Articles of Association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by a director as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Staggered board of directors

The BVI Act does not contain statutory provisions that require staggered board arrangements for a British Virgin Islands company and our Memorandum and Articles of Association do not provide for a staggered board.

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

Passive Foreign Investment Company (PFIC)

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to related companies, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year based on our income and assets at March 31, 2018 and our anticipated future operations, however, there is a material risk that we will be classified as a PFIC for our fiscal year ended March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called "Qualified Electing Fund" election to avoid the PFIC rules regarding distributions and gain described above. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our common shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made a valid and effective QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. U.S. Holders should be aware, however, that we are not required to make this information available but have agreed to do so for our fiscal year ended  March 31, 2018 for those US shareholders who ask for it. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our common shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. Holder’s federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivable and investments in equities in private entities and, accounts payable and accrued liabilities and unsecured notes payable.

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

a.

Cash- Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL  payable over the next seven years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the matter on a regular basis.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

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

Under the supervision and with the participation of our management, including our CEO, CFO and Chairman, we conducted an evaluation of the design and operation of internal control over financial reporting as of March 31, 2018, based on the framework set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

However, we have no accounting support staff to ensure segregation of duties and CFO handles all accounting, banking and treasury functions under direct supervision from the chairman and CEO. Based on this evaluation, management concluded that the Company’s ICFR was not effective as at March 31, 2018 due to the following material weakness:

Due to the limited number of staff with an appropriate level of technical accounting knowledge, experience and training and the inability to attract outside expert advice on a cost-effective basis, there is a risk of material misstatements related to the accounting and reporting for complex transactions. This control deficiency creates a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected in a timely manner.

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

No remediation activities have been undertaken to date in fiscal 2018. Due to resource constraints and the present stage of the Company’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct this material weakness at this time.

ITEM 16(A). AUDIT COMMITTEE FINANCIAL EXPERTS

the Board of Directors has determined that Mr. Steven Mintz, who is an independent director, is an audit committee financial expert as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16 (B). CODES OF ETHICS

We have adopted a Code of Ethics, which applies to all employees, consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the fiscal 2014 annual report.

A copy of our Code of Ethics can be obtained by writing to our corporate office at 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3 attention: Chief Financial Officer.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) from any provision of its Code of Ethics.

ITEM 16 (C). PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2018	2017

Audit fee	$59,234	79,150
Other services	1,584	-

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D). EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E). PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2016.

ITEM 16 (F). CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16 (G). CORPORATE GOVERNANCE

Our securities are listed on the Canadian Securities Exchange and are traded on OTC markets. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in British Virgin Islands and requirements of Ontario Securities Commission and applicable CSE rules.

PART III

ITEM 17. FINANCIAL STATEMENTS

Refer to Item 18 - Financial Statements

ITEM 18. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19. EXHIBITS

(a)

Financial Statements

(b)

Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association

4(c) (iv).1	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c) (iv).2	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c ) (iv).3	2013 option plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

11.1	Charter of audit and compensation committee regarding compensation matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.2	Charter of audit and compensation committee regarding audit matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.3	Code of conduct - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.(b)	Information Statement in respect of a dividend distribution of Biohaven common shares, dated January 5, 2018 - Incorporated herein by reference to Form 6-K filed on January 8, 2018

101

The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2018 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated  Financial Statements

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 26th day of July, 2018

PORTAGE BIOTECH INC.

Per: /s/ Declan Doogan

Title: Chief Executive Officer

Per: /s/ Kam Shah

Title: Chief Financial Officer

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2018 and 2017

(US Dollars)

Portage Biotech Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2018 and 2017

(US Dollars)

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO • MONTREAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Portage Biotech Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Portage Biotech Inc. (the “Company”), which comprise the consolidated statements of financial position as at March 31, 2018 and March 31, 2017, the consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended March 31, 2018, 2017 and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at March 31, 2018 and March 31, 2017, and its consolidated financial performance and its consolidated cash flows for the years ended March 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

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

2300 Yonge Street, Suite 1500, Box 2434 Toronto, Ontario M4P 1E4 Tel: 416 785 5353 Fax: 416 785 5663

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2006.

/s/ “SCHWARTZ LEVITSKY FELDMAN LLP”

Toronto, Ontario	Chartered Accountants
July 26, 2018	Licensed Public Accountants

Portage Biotech Inc.

Consolidated Statements of Financial Position

(US Dollars)

As at March 31,	Note	2018	2017
		in 000$	in 000$

Assets
Current
Cash		7,520	159
Prepaid expenses and other receivable	4	44	64
Investment, available for sale	6	52	58,913
		$7,616	$59,136
Long-term assets
Long term portion of other receivable	4	56	68
Convertible note receivable	5	950	-
Investment in associate	7	681	-
Investment	9	700	700
		2,387	768
Total assets		$10,003	$59,904

Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		127	109
		$127	$109
Non-current liabilities
Unsecured notes payable	10	233	181
Warrant liability	10	24	20
		257	201
Total liabilities		$384	$310

Shareholders' Equity
Capital stock	11	23,654	18,360
Stock option reserve	12	267	1,706
Accumulated other comprehensive income		32	24,547
Retained earnings (Deficit)		(14,334)	14,981
Total equity		$9,619	$59,594
Total liabilities and Shareholders' equity		$10,003	$59,904

Commitments and Contingent Liabilities (Note 15)
Related Party Transactions (Note 17)

On behalf of the Board             ”Kam Shah”    Director                “Declan Doogan”    Director

                                                        (signed)                                            (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Operations and Other Comprehensive Income

(US Dollars)

Year ended March 31,	Note	2018	2017	2016
		in 000$	in 000$	in 000$

Expenses
Research and development		561	32,450	4,577
Consulting fees	16,17(ii)	1,335	1,923	4,014
Professional fees		215	634	501
Other operating costs	17(i)	116	485	96
Bank charges and interest		32	552	7
		2,259	36,044	9,195

Realized gain on sale of investment		(126,000)	-	-
Gain on restating retained interest in associate at fair value		-	(49,864)	-
Share of losses in associate		-	14,461

Net income (loss)		$123,741	$(641)	$(9,195)

Other comprehensive income
Gain on investment transferred to retained earnings on disposal of investment		$(24,515)	-	-
Unrealized gain on Investment, available for sale		-	$24,547	-
Total comprehensive Income (loss) for year		$99,226	$23,906	$(9,195)

Net income (loss) attributable to :
Owners of the Company		123,741	16,299	(5,706)
Non-controlling interest		-	(16,940)	(3,489)
		$123,741	$(641)	$(9,195)
Net comprehensive Income (loss) attributable to :
Owners of the Company		99,226	40,846	(5,706)
Non-controlling interest		-	(16,940)	(3,489)
		$99,226	$23,906	$(9,195)

Basic and diluted income (loss) per share (Actual)	14
Basic		$0.46	$0.06	$(0.02)
Diluted		$0.46	$0.06	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Year ended March 31, 2018

(US Dollars)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Non- controlling interest	Total Equity
	000'	000$	000$	000$	000$	000$	000$	000$

Balance, April 1, 2015	206,776	$9,692	$1,312	$1,108	$ -	$(9,453)	$1,456	$4,115
Issued under private placement	43,489	6,155	-	-	-	-	-	6,155
Private placement finder's fee	-	(308)	-	-	-	-	-	(308)
Finder's fee settled in shares	2,174	308	-	-	-	-	-	308
Value of shares issued as compensation	1,000	100	-	-	-	-	-	100
Shares and warrants issued by Biohaven to acquire intangible assets	-	-	-	2,756	-	-	280	3,036
Options vested	-	-	3,764	-	-	-	-	3,764
Transfer of carrying cost on expiration of warrants	-	1,108	-	(1,108)	-	-	-	-
Shares issued	-	-	-	-	-	541	3,813	4,354
Net loss for year	-	-	-	-	-	(5,706)	(3,489)	(9,195)
Balance, March 31, 2016	253,439	$17,055	$5,076	$2,756	$ -	$(14,618)	$2,060	$12,329

Balance, April 1, 2016	253,439	$17,055	$5,076	$2,756	$ -	$(14,618)	$2,060	$12,329
Options vested	-	-	404	-	-	-	-	404
Value of shares issued as compensation	7,250	1,305	-	-	-	-	-	1,305
Unrealized gain on investment, available for sale	-	-	-	-	24,547	-	-	24,547
Loss of control of subsidiary	-	-	(3,774)	(2,756)	-	13,300	14,880	21,650
Net income (loss) for year	-	-	-	-	-	16,299	(16,940)	(641)
Balance, March 31, 2017	260,689	$18,360	$1,706	$ -	$24,547	$14,981	$ -	$59,594

Balance, April 1, 2017	260,689	$18,360	$1,706	$ -	$24,547	$14,981	$ -	$59,594
Options vested	-	-	193	-	-	-	-	193
Options exercised	18,471	4,358	(1,632)	-	-	-	-	2,726
Value of shares issued as compensation	1,560	936	-	-	-	-	-	936
Realized gain transferred to income on disposition of Biohaven shares by sale and stock dividend	-	-	-	-	(24,515)	-	-	(24,515)
Stock dividend of Biohaven shares	-	-	-	-	-	(153,056)	-	(153,056)
Net income for year	-	-	-	-	-	123,741	-	123,741
Balance, March 31, 2018	280,720	$23,654	$267	$ -	$32	$(14,334)	$ -	$9,619

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.

Consolidated Statements of Cash Flows

(US Dollars)

For the year ended March 31,	2018	2017	2016
	in 000$	in 000$	in 000$

Cash flows from operating activities
Net income (loss) for year	123,741	(641)	(9,195)
Adjustments for non-cash items:
Value of shares and options expensed as consulting fee	1,129	1,697	3,810
Realised gain on sale of investment, available for sale	(126,000)	-	-
Increase in warrant liability charged to interest	7	-	-
Gain on investment at date of loss of control of subsidiary	-	(49,863)	-
Share of losses in associate	-	14,461	-
Value of options expensed as research and development	-	12	53
Subsidiary's expenses to date of deconsolidation	-	33,064	-
Net change in working capital components
Prepaid expenses and other receivable	32	140	(186)
Accounts payable and accrued liabilities	18	(191)	(321)
	(1,073)	(1,321)	(5,839)

Cash flows into investing activities
Acquisition of intangible by Biohaven	-	-	(1,000)
Disposal of cash on deconsolidation	-	(3,409)	-
Proceeds from sale of investment, available for sale	7,289	-	-
Investment in associate	(681)	-	-
Convertible note receivable	(950)	-	(700)
	5,658	(3,409)	(1,700)

Cash flows from financing activities
Options exercised	2,726	-	-
Shares issued under private placement	-	-	6,155
Unsecured notes payable	50	200	-
Shares issued by a subsidiary	-	-	4,355
	2,776	200	10,510

(Decrease) Increase in cash during year	7,361	(4,530)	2,971
Cash at beginning of year	159	4,689	1,718
Cash at end of year	7,520	159	4,689

Supplemental disclosures
Non-cash investing activities
Shares and warrants issued by subsidiary towards acquisition of intangible assets	-	-	(3,036)
	-	-	(3,036)

Non-cash financing activities
Shares issued in settlement of finders’ fees			(308)
	-	-	(308)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc. Notes to Consolidated Financial Statements (US Dollars) March 31, 2018 and 2017

1.

NATURE OF OPERATIONS

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

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on July 26, 2018.

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

c.

EyGen Limited, (“EyGen”) which is a wholly owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition, assessment of impairment of investments and measurement of share- based compensation, in the current and prior years.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, which have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Financial instruments

Financial assets

All financial assets are initially recorded at fair value and are designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through income or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company’s cash is classified as FVTPL.

Financial assets classified as loans and receivables are measured at amortized cost using the effective interest method. The Company’s convertible note receivable and other receivables are classified as loans and receivables and investment in a public entity’s shares is classified as available for sale.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The Company’s accounts payable and accrued liabilities are classified as other financial liabilities.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Warrant liability and note payable

The notes issued by PPL and EyGen have warrants attached to them which are convertible into common shares of PPL and EyGen respectively. Accordingly, at inception the warrant part is treated as an embedded derivative and recorded at fair value as a financial liability and the face value of the Note as a whole less the value of the warrant is recorded as a note payable.

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

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in income or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is reversed through income or loss.

Foreign currency translation

The functional and presentation currency of the Company and its subsidiaries (note 2(c)) is the US dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the period. Foreign currency differences arising on retranslation are recognised in income or loss.

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

Income (Loss) per Share

Basic income (loss) per share is calculated by dividing net income (loss) (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted Income (loss) per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net income (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Investment

The investment is comprised of shares of private companies that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method. The Company evaluates the investment each reporting period for evidence of impairment and adjusts the carrying value accordingly.

Investment in associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost from the date the investee becomes an associate and adjusted thereafter to recognise the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

On acquisition of the investment in an associate any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

When necessary, the entire carrying amount of the investment is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Research and Development Expenses

(i)

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in income or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii)

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in income or loss as incurred.

(iii)

Clinical trial expenses

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

Contingent liability

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

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments to replace IAS - Financial Instruments: Recognition and Measurement.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk. The Company does not believe that the above standard will have any impact on its financial statements.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018 but is available for early adoption.

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

IFRIC 22 foreign currency Transaction and Advance Consideration

On December 8, 2016, the IASB issued IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The interpretation is applicable to annual periods beginning on or after January 1, 2018. The Company does not believe that the above standard will have any impact on its financial statements.

IFRIC 23 Uncertainty over Income Tax Treatment

The interpretation addresses the determination of taxable income (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The new standard is effective to annual reporting periods beginning on or after January 1, 2019. The Company does not believe that the above standard will have any impact on its financial statements.

Prepayment Features with Negative Compensation (Amendments to IFRS 9)

Amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortised cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. The amendment is effective to annual reporting periods beginning on or after January 1, 2019. The Company does not believe that the above standard will have any impact on its financial statements.

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

Clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

The amendment is effective to annual reporting periods beginning on or after January 1, 2019. The Company has yet to assess the full impact of this amendment.

4.

PREPAID EXPENSES AND OTHER RECEIVABLE

Year ended March 31,	2018	2017
	in 000'$	in 000'$
Prepaid expenses	$16	$48
Other receivable (i)	28	16
	$44	$64

(i)

The Company’s wholly-owned subsidiary, PPL agreed to a settlement on October 19, 2016 with a supplier in respect of a claim made by PPL against the said supplier. As per the terms of this agreement, supplier agreed to pay a total of $ 120,000 to PPL, of which $52,500 was received up to the year ended March 31, 2018 and balance payable in six annual installments of $11,250 starting from January 3, 2018.

Accordingly, $11,250 was classified as prepaid expenses and other receivable under current assets and the balance of $56,250 classified as long-term assets. ($67,500 at March 31, 2017)

5.

CONVERTIBLE NOTE RECEIVABLE

On March 7, 2018, the Company invested $950,000 in a convertible note issued by IOX Therapeutics Ltd. (“IOX”), a United Kingdom based immune-oncology company. The Note carries interest at 7% accruing daily and matures within twelve months of its issuance.  The Company can convert the note and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2 million. Conversion price will be the price at which the money was raised discounted by 25%. IOX has right to repay the convertible note together with accrued interest at any time. The Note is classified as long term receivable since it is less likely to be settled or converted within the twelve months period.

IOX was founded in February 2015 in order to develop a series of iNKT agonists that have been shown to inhibit the growth of tumors in several preclinical models of cancer. IOX has a clinical trial sponsorship agreement with Oxford University to conduct and fund (or arrange funding for) the first in human Phase I/II clinical trial for IOX’s lead compound, both alone and in combination with anti-PD1 antibodies. IOX’s second program, IMM65 (a nanoparticle formulation of IMM60 plus an NY-ESO-1 vaccine), is being developed with funding from the European Union’s Horizon 2020 grant program (the PRECIOUS GRANT). Both compounds are potent approaches to priming and boosting an immune response in solid tumors with multiple Phase 1 and 2 trials funded by third party agreements.

As at March 31, 2018, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

6.

INVESTMENT, AVAILABLE FOR SALE

The following are the movements in the number of the shares in Biohaven held by the Company as investment, available for sale:

(i)

The Company accounted for its investment in Biohaven as a financial asset classified as “available-for-sale” effective February 15, 2017 and stated at a fair value. Biohaven was listed and began trading on New York Stock Exchange effective May 4, 2017 and therefore fair value as at March 31, 2018 was based on quoted market price. (Fair value as at March 31, 2017 was based on the price of the last available third-party financing by Biohaven in absence of any quoted market price).

(ii)

On January 16, 2018, 6,102,730 shares of Biohaven held by the Company were distributed as stock dividend on a pro-rata basis among the shareholders of the Company. Under the distribution plan, holders of Portage ordinary shares received one (1) common share of Biohaven as a dividend on each forty-six (46) outstanding ordinary share of Portage owned as of the Record Date, which was January 5, 2018, No fractional shares, or cash in lieu of fractional shares, was distributed.  Rather, the number of Portage shares held by a Portage shareholder as of the Record Date were rounded to the nearest 46 share increment to determine the number of whole Biohaven shares such shareholder would receive in the distribution. As a result, one Biohaven share was distributed in respect of 23 to 45 incremental Portage shares held as of the Record Date and no Biohaven share was distributed in respect of fewer than 23 incremental Portage shares held as of the Record Date. This distribution was accounted for in accordance with IFRIC 17.

(iii)

Between January 3, 2018 and February 1, 2018, the Company sold net 236,770 of the Biohaven shares in the open market for an average price of $30.79 per share for total proceeds of $7,289,337.

7.

INVESTMENT IN ASSOCIATE

The following are the details of investment in an associate:

As at March 31,	2018	2017
	in 000'$	in 000'$
Stimunity S.A.S.	681	--

Principal activity	Biotechnology	--
Place of incorporation and principal place of business	Paris, France	--
Proportion of voting rights held	27%	--

On February 28, 2018, the Company made an initial investment of €500,850 ($680,662) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a French simplified joint stock company located and operating in Paris, France. The investment gave Portage 27% equity in Stimunity. One of the three directors on the Board of Directors is represented by Portage. The management of Stimunity is controlled by the two other founding shareholders of Stimunity. Management has evaluated the Company’s investment and concluded that Portage has significant influence and therefore its investment in Stimunity should therefore be accounted for on an equity basis.

Portage has also committed to a second investment in the amount of €1,502,820 ($1,857,786) on successful completion of agreed milestones to be satisfied by Stimunity by subscribing to 4,140 new ordinary shares at a price of €363 per share. No milestones were completed as at March 31, 2018.

Under the shareholders agreement, Portage has a right to maintain its equity interest in Stimunity in the event of a capital increase and issuance of new securities by Stimunity except for issuance of stock options and issuance under a merger plan or for acquisition.

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP).

Stimunity’s drug has the potential to be best-in-class, activating the innate immune system and enhancing T-cell response against tumor cells with low immunogenicity.

Recently, US Patent Office has granted Stimunity its main patent, US2016/074507, entitled “Method for preparing viral particles with cyclic dinucleotide and use of said particles for inducing immune response.”  This rapid grant of a patent in the US indicates the novelty with Stimunity’s approach to promoting tumor immunity.

As at March 31, 2018, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

8.

INVESTMENT IN PGL

On January 31, 2018, the Company’s wholly-owned subsidiary, PPL, acquired 650 ordinary shares of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at £0.01 per share for a total consideration of £6.50 ($9.11). PPL’s ownership comprised 65% of the issued ordinary shares in PGL. PPL’s CEO is also the chairman of the board of directors of PGL which currently consists of two persons.

Portage Glasgow Limited (“PGL”) was formed to develop more effectively-targeted drugs to treat chronic conditions including cancer. The University of Glasgow is providing therapeutic peptides developed through the research of one of their professors and access to a therapeutic peptide discovery platform. PGL will focus on the commercialisation of new therapies aimed at disrupting protein-protein interactions (PPI) in disease pathways which give therapeutic benefit. Candidate peptides and PPI targets have already been identified from existing research at the University.

The Shareholder’s Agreement has not yet been finalized as of March 31, 2018, as conditions precedent have not yet been met. As PGL operations have not yet begun, there is no effect on the consolidated financial statements for the year ended March 31, 2018.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with a minimum drawdown of £50,000 ($70,075) and maximum drawdown of £250,000 ($350,375) during any three-month period. Interest will be at 7% accruing on a monthly basis and the facility is repayable within nine years from the date of the agreement. The outstanding loan with accrued interest can be converted into ordinary shares to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million), will require the loan to be mandatorily converted as per the terms of conversion described above. As at March 31, 2018, there was no drawdown against this facility.

PPL is also committed to providing a contribution of £33,419 ($46,837) payable in installments of £11,140 ($15,606) per year for tuition expenses with the University of Glasgow.

9.

INVESTMENT

In August 2015, the Company acquired 210,210 Series A preferred stock in Sentien Biotechnologies Inc., a Medford, MA based private company (“Sentien”) for $700,000 in cash. The preferred stock is fully convertible into equal number of common shares. The Company’s holdings represent 5.06% (as at March 31, 2017: 6.9%) of the equity of Sentien on a fully diluted basis. The Company has determined that it has no significant control or influence over the affairs of Sentien and has therefore accounted for this investment at cost since these shares do not have a quoted price in an active market and the fair value cannot be reliably measured.

Sentien raised $15 million up to January 2018 and commenced its Phase 1/2 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury and have so far enrolled seven patients, passing the mid-point of the low dose cohort enrolment. The data safety monitoring board concluded that there were no safety issues and recommended continuation of enrolment. In February 2018, Sentien had a pre-IND meeting with the FDA to use SBI-101 for another indication - proposed acute liver failure. Sentien plans to file another IND in the second half of 2018.

As at March 31, 2018, the Company has determined that there was no evidence of any impairment in the value of this investment and as a result no adjustment was considered necessary in its carrying value.

10.

UNSECURED NOTES PAYABLE

During fiscal 2017, the Company’s subsidiaries, PPL and Eygen, began raising debt financing through private placement of unsecured notes. Aggregate principal amount raised up to March 31, 2018 was $250,000 (Up to March 31, 2017: $200,000).

The notes bear interest at 7% per annum, payable annually on each anniversary date (the date issued). The notes are not redeemable by the Company prior to maturity. The notes holders were granted a warrant to subscribe for $7,500 new ordinary shares for every $10,000 of note held, provided that certain qualifying event occurs within the three anniversary years of issuance. The exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. Given that there was an obligation to issue a variable number of shares, the warrant was classified as a financial liability.

Accordingly, $233,203 (March 31, 2017: $180,815) of the face value was ascribed to the note payable component and $24,438 (March 31, 2017: $19,550) fair value was ascribed to the warrant. The value of note payable component was increased by $7,276 (March 31, 2017: by $365) as at March 31, 2018 representing the difference between the notional interest at 11% and actual interest at 7% being charged to interest expense.

Fair value was determined by reference to market transactions and similar debt instruments without warrants. The Company did not incur financing costs in connection with this placement of notes.

11.

CAPITAL STOCK

(a)

Authorized:  Unlimited number of common shares

(b)

Issued

Year ended March 31,	2018		2017
	Common		Common
	Shares	Amount	Shares	Amount
	in 000'	in '000$	in 000'	in '000$
Balance, beginning of year	260,689	$18,360	253,439	$17,055
Options exercised (i)	18,471	4,358	--	--
Shares issued as compensation (ii) and (iii)	1,560	936	7,250	1,305
Balance, end of year	280,720	$23,654	260,689	$18,360

(i)

During the year ended March 31, 2018, 18,471,026 options were exercised to convert into equal number of common shares at an average exercise price of $0.15 per share for gross proceeds of $2,725,654. In addition, $1,631,734 being the value of options exercised was transferred from option reserve to capital stock. Options exercised included 13,414,789 options exercised by the directors.

(ii)

During the year ended March 31, 2018, 1,560,000 shares were issued under 2011 Consultant Stock Compensation Plan to six consultants including 1,390,000 to five directors, for services provided. The shares were valued at $936,000 based on the market price of the Company’s common shares prevailing on the date of their issuance.

(iii)

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

(c)

As at March 31, 2018, the Company had the following active Consultant Stock Compensation Plan*:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2017	As at April 1, 2017	Issued	Cancelled	Balance at March 31, 2018
2011 Plan	11-Apr-11	6,000,000	(4,438,333)	1,561,667	(1,560,000)	(1,667)	--

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(d)

As at March 31, 2017, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2016	As at April 1, 2016	Issued	Cancelled	Balance at March 31, 2017
2011 Plan	11-Apr-11	6,000,000	(4,438,333)	1,561,667	--	--	1,561,667
2017 Plan	21-Mar-17	7,250,000	--	7,250,000	(7,250,000)	--	--
		13,250,000	(4,438,333)	8,811,667	(7,250,000)	--	1,561,667

12.

STOCK OPTION RESERVE

(a)

The movements during the year were:

Year ended March 31,	2018	2017
	in 000'$	in 000'$
Balance, beginning of year	$1,706	$5,075
Vested ((i) to (iii))	193	392
Exercised (Note 11(b)(i))	(1,632)	--
Options to acquire equity in PPL granted to PPL management and vested	--	12
Options granted by former subsidiary reversed on loss of control	--	(3,773)
Balance, end of year	$267	$1,706

(i)

On October 11, 2016, The Board of Directors of the Company approved and issued total of 1,267,194 options to the two independent directors as joining bonus under the 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per common share. These Options will vest in four equal annual installments starting from October 11, 2017.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	65.83%
Expected life	1825 days
Market price	US$0.13

The fair value of the options as per the Black-Scholes option pricing model amounted to $85,183. None of the options was vested on March 31, 2017. Options valued at $51,168 were vested as at March 31, 2018 and included options valued at $11,536 which were originally vesting on October 11, 2018 but were accelerated to December 22, 2017 by a Board resolution of December 22, 2017 to match the services provided by an optionee. The value of the remaining options will be accounted upon vesting of the related options as per the accounting policy.

(ii)

On December 19, 2016, The Board of Directors of the Company approved and issued total of 2,300,000 options to five consultants including 350,000 Options to the two independent directors for services provided under the 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per common share. These Options vested in equal monthly installments over the two years starting from January 1, 2017.

The fair value of these options has been estimated using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	67.42%
Expected life	1826 days
Market price	US$0.14

The fair value of the options as per the Black-Scholes option pricing model amounted to $175,352. The value of the options vested during the year ended March 31, 2018 of $96,774 was expensed and charged to the stock option reserve. (March 31, 2017 of $62,988)

(iii)

The fair value of 7.05 million options granted on March 17, 2015 and vested during the year ended March 31, 2018 of $45,312 (during the year ended March 31, 2017 of $276,779) was expensed and charged to the stock option reserve.

No new options were granted during the year ended March 31, 2018

(b).

The following is a summary of all active Stock Option Plans:

As at March 31,	2018	2017
Plan	2013 Option Plan	2013 Option Plan
Date of Registration	Dec 19, 2013 and March 17, 2015	Dec 19, 2013 and March 17, 2016
	in 000'	in 000'
Registered *	26,069	26,069
Issued to date	20,317	16,750
Outstanding, beginning of period	20,317	16,750
Issued	--	3,567
Exercised (Note 11(b)(i))	(18,471)	--
Outstanding, end of period	1,846	20,317
Options fully vested	287	14,490
Options not yet vested	1,559	5,827
	1,846	20,317

*

Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933. On March 17, 2015, the Company filed form S-8 with SEC registering an additional 15,717,579 options under 2013 Stock Option Plan.

(c)

The weighted average exercise price of the outstanding stock options was US$0.15 as at March 31, 2018 and 2017 and weighted average remaining contractual life was approximately 3.63 years as at March 31, 2018. (approximately 3.25 years as at March 31, 2017).

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at March 31, 2018 and March 31, 2017.

13.

WARRANTS

(i)

The movements during the year were as follows:

Year ended March 31,	2018			2017
	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
	in 000'	in 000'$	in 000'$	in 000'	in 000'$	in 000'$
Issued and outstanding, beginning of year	--	$--	$--	1	$2.80	$2,756
Reversed on loss of control of subsidiary	--	$--	--	(1)	$(2.80)	(2,756)
Issued and outstanding, end of year	--	$--	$--	--	$--	$--

14.

EARNINGS (LOSS) PER SHARE

Year ended March 31,	2018	2017	2016
	in 000'$	in 000'$	in 000'$
Numerator
Net income(loss) attributable to owners of the Company	$123,741	$16,299	$(5,706)
Denominator	in 000'	in 000'	in 000'
Weighted average number of shares - Basic	267,796	254,043	239,745
Diluted effect of average number of options	1,846	18,150	--
Weighted average number of shares - Diluted	269,642	272,193	239,745
Basic earnings (loss) per share (Actual)	$0.46	$0.06	$(0.02)
Diluted earnings (loss) per share (Actual)	$0.46	$0.06	$(0.02)

Inclusion of the options in the computation of diluted loss per share for the year ended March 31, 2016 would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share for the year ended March 31, 2016.

15.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million.

(b)

As explained in Note 7, the Company is committed to invest approximately €1.5 million ($1.85 million) in Stimunity on Stimunity’s achievement of certain agreed milestones.

(c)

As explained in Note 8, PPL is committed to provide loan facility to PGL of up to £1 million ($1.4 million)  and studentship grant to the University of Glasgow of £22,279 ($31, 224) in equal instalments over the next two years.

(d)

Under a consulting contract dated November 11, 2017, Dr. Marcoux, the CEO and CSO of PPL is entitled to an additional option to acquire up to 2% equity in PPL for $50,000. The options have not yet been finalized and issued. None will vest in the year ended March 31, 2018.

16.

CONSULTING FEES

Year ended March 31,	2018	2017	2016
	in 000'$	in 000'$	in 000'$
Cash fee to management and others	$206	$226	$204
Shares and vested Options issued to key management and directors	941	1,572	466
Shares and vested Options issued to others	188	125	88
Biohaven options granted to the Company's directors	--	--	1,019
Biohaven options granted to Biohaven consultants and management	--	--	2,237
	$1,335	$1,923	$4,014

17.

RELATED PARTY TRANSACTIONS

All related party transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

Related party transactions have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements.

(i)

Business expenses of $2,291 (2017: $3,491, 2016: 2,701) were reimbursed to directors of the Company.

(ii)

Consulting fees include cash fee paid to key management for services of $ 180,000 (2017: $180,000, 2016: $180,000). Refer to notes 11(ii), 12 and 16 for shares and options issued to key management and directors in lieu of fees.

(iii)

PPL terminated its consulting agreement with its CEO, Dr. Bruce Littman and on October 1, 2017, entered into a new consulting agreement with Dr. Littman’s company as an independent consultant for a period up to December 31, 2019. Dr. Littman will be paid at the rate of $300 per hour for the actual services rendered. There were no charges for the period ended March 31, 2018.

(iv)

PPL replaced its consulting agreement with its Chief Scientific Officer (CSO), Dr. Frank Marcoux with a new one on November 11, 2017 valid for one year. The new agreement appoints Dr. Marcoux as a CEO and CSO for a total annual fee of $168,000. Dr. Marcoux is also entitled to an additional option to acquire up to 2% equity in PPL for $50,000. The options have not yet been finalized and issued. None will vest in the year ended March 31, 2018.

18.

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

Year ended March 31,	2018		2017
	Carrying value	Fair value	Carrying value	Fair value
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash (level 1)	7,520	7,520	159	159
Other receivable (level 2)	100	100	132	132
Investment, investment in associate and convertible note receivable (level 3)	2,331	2,331	700	700
Investment, available for sale (level 1)	19	52	35,366	58,913
Financial liabilities
Accounts payable and accrued liabilities (level 3)	127	127	109	109
Unsecured notes payable (level 3)	250	250	181	181
Warrant liability (Level 3)	24	24	20	20

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivable and investments in equities and private entities, accounts payable and accrued liabilities, warrant liability and unsecured notes payable.

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

b.

Other receivable - The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4) payable over the next six years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the account on a regular basis.

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

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work apart from meeting its operational needs for the foreseeable future.

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

19.

CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $0.1 million as at March 31, 2018 (approximately $0.1 million as at March 31, 2017) and current assets, mostly in cash, of approximately $8.6 million (approximately $59.1 million as at March 31, 2017). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As at March 31, 2018, the shareholders’ equity was approximately $9.6 million (approximately $59.6 million as at March 31, 2017), $7.5 million ($0.2 million as at March 31, 2017) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2018 and March 31, 2017.