Form 20-F
period 2019-03-31
PORTAGE BIOTECH INC.
filed 2019-12-30
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

N/A
(Translation of Registrant’s name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

c/o Portage Services Ltd, 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3
(Address of principal executive offices)

Kam Shah, 416.929.1806, ks@portagebiotech.com, Fax: 416.929.6612

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

Common shares without par value – 1,085,789,986 as at March 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Indicate by checkmark Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                   Accelerated filer ☐                   Non-accelerated filer ☒

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International ☒
Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17:                Item 18:

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

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

Risks and uncertainties include, but are not limited to:

●	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

●	clinical development of our product candidates, including the results of current and future clinical trials;

●	the benefits and risks of our product candidates as compared to others;

●	our maintenance and establishment of intellectual property rights in our product candidates;

●	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

●	our estimates of the size of the potential markets for our product candidates;

●	our selection and licensing of product candidates;

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

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Portage Biotech Inc., which is a British Virgin Islands (BVI) company as per the certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. Approximately 52% of its common stock was held by non-United States citizens and residents as of September 30, 2018 being its latest second quarter end. Further, our business is administered principally outside the United States and majority of our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our common stock using this Form 20-F annual report format.

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

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2019, 2018 and 2017, and the Balance Sheet data as of March 31, 2019 and 2018 are derived from our audited Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected Operations Data for the Years ended March 31, 2016 and 2015 and the Balance Sheet data as of March 31, 2017, 2016 and 2015 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data –

Year ended March 31,	2019	2018	2017	2016	2015
	all amounts in 000' $ and number in 000 (except for per share amounts)
Net (Loss) profit before non-controlling interests	(2,903)	123,741	(641)	(9,195)	(4,341)
Net (loss) profit attributable to owners of the Company	(2,217)	123,741	16,299	(5,706)	(3,118)
Working capital	1,757	7,232	59,027	4,593	1,115
Total assets	173,715	10,003	59,904	12,629	4,736
Capital stock	116,237	23,654	18,360	17,055	9,692
Warrants	-	-	-	2,756	1,108
Stock option reserves	324	267	1,706	5,076	1,312
Equity attributable to owners of the Company	100,092	9,619	59,594	10,269	2,660
Weighted average number of shares outstanding - Basic	481,987	267,796	254,043	239,745	193,442
Weighted average number of shares outstanding - diluted	481,987	269,642	272,193	239,745	193,442
Net income (loss) per share - Basic	$0.00	$0.46	$0.06	$(0.02)	$(0.02)
Net income (loss) per share - Diluted	$0.00	$0.46	$0.06	$(0.02)	$(0.04)

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the fiscal years 2015, 2016 and 2019.

On January 8, 2019, the Company completed an acquisition of SalvaRx Ltd. which has been accounted using the acquisition method as explained elsewhere in this report. Fiscal 2019 amounts include the effect of acquisition accounting.

The Company has not declared or paid any dividends in any of the reporting periods presented herein except for fiscal 2018, when the Company distributed a property dividend consisting of shares of stock of our former subsidiary, Biohaven Pharmaceuticals Holding Company ltd (Biohaven).

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in US dollars. The Company’s subsidiaries have transactions in Canadian Dollars and British Pounds. Currencies other than the US Dollar have been translated into US Dollars using rates available on Bank of Canada and Bank of England websites.

On October 4, 2019, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was approximately US$1 = CDN$1.33 and for the conversion of British pounds into United States dollars was approximately US$1=£0.81 ..

The following table sets out the high and low exchange rates in Canadian dollar and British pounds for one US dollar for each of the last six months

2019	Sept.	Aug.	July	June	May	April
Canadian Dollar
High	1.33	1.33	1.27	1.35	1.35	1.35
Low	1.32	1.32	1.22	1.31	1.34	1.33
British Pounds
High	0.82	0.83	0.80	0.80	0.79	0.77
Low	0.80	0.81	0.78	0.78	0.76	0.76

The following table sets out the average exchange rates in Canadian dollar and British pounds for one US dollar for the five most recent financial years.

Year ended March 31,	2019	2018	2017	2016	2015
Average for the year
Canadian dollar	1.31	1.28	1.31	1.31	1.14
British Pounds	0.76	0.75	0.76	0.66	0.62

B)	CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C)	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

(D)	RISK FACTORS

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

We expect to be involved in research and development to identify and validate new drug targets that could become marketed drugs for several years to come and will require significant financial resources without any income. We expect to continue incurring operating losses in the forseeable future.

Our ability to generate future revenue or achieve profitable operations is largely dependent upon our ability to attract and maintain experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize the drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidate into a marketable drug and we cannot assure you that we will be able to successfully achieve these objectives. However, we were successful in achieving significant value growth in an investment made in Biohaven, which resulted in the distribution of Biohaven shares as a property dividend to our shareholders of approximately $153 million in fiscal 2018. We cannot say that we will be able to achieve similar success in our future business activities.

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

Before we can obtain regulatory approval for the commercial sale of any product candidate or attract major pharmaceutical company to collaborate with, we will be required to complete extensive clinical trials to demonstrate its safety and efficacy. Clinical trials are very expensive and are difficult to design and implement. The clinical trial process is also time-consuming and can often be subject to unexpected delays.

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

●	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

●	delays arising from our collaborative partnerships;

●	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

●	delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

●	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

●	slower than expected rates of patient recruitment and enrollment;

●	uncertain dosing issues;

●	inability or unwillingness of medical investigators to follow our clinical protocols;

●	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

●	scheduling conflicts with participating clinicians and clinical institutions;

●	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

●	unforeseen safety issues or side effects;

●	lack of efficacy during the clinical trials;

●	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

●	other regulatory delays.

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

In addition, if our product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, we and/or our collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and/or our collaboration partners are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins could be adversely affected. To be successful, our product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and/or our collaboration partners will regularly need to secure access to facilities to manufacture some of our product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the European Economic Area (EEA), the US Food and Drug Administration (FDA) and other regulatory authorities. If we and/or our collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares could be adversely affected.

We and/or our collaboration partners may encounter problems with aspects of manufacturing our collaboration products and product candidates, including the following:

●	production yields;

●	quality control and assurance;

●	shortages of qualified personnel;

●	compliance with FDA and EEA regulations;

●	production costs; and

●	development of advanced manufacturing techniques and process controls.

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

In addition, we or our collaboration partners, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMPs (Cyclic guanosine monophosphate) requirements. We do not control the manufacturing process of our product candidates, and, other than with respect to our collaboration product candidates, we are dependent on our contract manufacturing partners for compliance with cGMP’s regulations for manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our potential product candidates may not have favorable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates and explore efficacy at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful, nor does it predict final results; favorable results in early trials may not be repeated in later trials.

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

We may have additional future capital needs and there are uncertainties as to our ability to raise additional funding.

We believe that the proceeds from the disposal of our investment in a public entity together with cash on hand may be adequate to cover our operational costs and the needs of our subsidiaries to proceed into various stages of clinical trials to develop potential product candidates, obtain regulatory approvals and ultimately to commercialize such product candidates.

In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

●	we experience scientific progress sooner than expected in our future discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

●	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

●	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

●	we are required to perform additional pre-clinical studies and clinical trials;

●	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

●	we elect to develop, acquire or license new technologies and products.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

However, one of our subsidiaries, IOX Therapeutics Ltd, which is shortly going into clinical stage, has an agreement with University of Oxford under which all clinical trial costs are to be undertaken by the University of Oxford. This will significantly reduce our immediate cash requirements.

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

Risks related to penny stocks.

The trading of our Common Shares in the United States is subject to regulations prescribed by the SEC relating to “penny stocks.” These regulations impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (as defined in Rule 501 of the U.S. Securities Act). These regulations could adversely impact market demand for our shares and adversely impact our trading volume and price and impact a shareholders ability to sell their ordinary shares.

The issuance of Common Shares upon the exercise of our outstanding options will dilute the ownership interest of existing shareholders and increase the number of shares eligible for future resale.

We have granted options over our common shares. The exercise of some or all of its outstanding options could significantly dilute the ownership interests of its existing shareholders. Portage may grant more options in future as part of compensating its management and other consultants.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of March 31, 2019, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 65% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder in addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

Your investment return may be reduced if we lose our foreign private issuer status.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Exchange Act and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs and the obligations of those affected by the short-swing rules.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. We believe that we were a PFIC for our fiscal year ended March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. However, we do not believe we will be classified as PFIC for the year ended March 31, 2019 as a result of the acquisition of several immune-oncology related businesses as explained elsewhere in this report.

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

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our common shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a “mark-to-market” election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a “qualified electing fund”, or QEF, election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available. However, we made the information available for the fiscal year 2018 to those shareholders who requested but have not yet determined whether we can or will do so for our fiscal year ending March 31, 2019 or for any other fiscal year.

U.S. tax-resident shareholders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our common shares if we should be classified as a PFIC. See section 10(E) “Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” for more information.

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

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act 2004 (as amended) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the BVI Act and common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands, as well as from English common law, the decisions of whose courts are considered persuasive authority but are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may or may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The British Virgin Islands courts are also unlikely:

●	to recognize or enforce against us judgments of U.S. courts based on certain civil liability provisions of U.S. securities laws; and

●	to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

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

The Company was originally incorporated in Ontario in 1973. It was inactive until 1985. Between 1986 and 2009, it was engaged in variety of businesses including development of a new technology for the marine propulsion business, distribution and manufacture of a snack food, emerging technology-based businesses and natural resources involving diamond mining and oil & gas exploration. In 2010, the company acquired an indirect interest in two drilling licenses in Israel, which was disposed of for US$ 5 million under a settlement agreement on June 29, 2012 with our minority partner on this project. During the period, the Company went through several name changes ending with Bontan Corporation Inc. (Bontan).

In December 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology mainly due to the increasing difficulty of getting access to viable oil & gas projects and also due to the potentially more profitable business opportunities which existed in the biotechnology sector. On March 21, 2013, the Company signed a letter of intent with Portage Pharma Ltd, a biotech private limited company formed under the laws of the British Virgin Islands to acquire Portage Pharma Ltd through an exchange of shares. The transaction was completed on June 4, 2013.

On July 5, 2013, the Company changed its name to Portage Biotech Inc. and moved its jurisdiction to the British Virgin Islands (BVI) under a certificate of Continuance issued by the Registrar of Corporate Affairs of BVI.

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

On January 8, 2019, the Company acquired 100% of the equity of SalvaRx Ltd. which has investments in and helped form six immune-oncology companies which are developing nine products. Further details are discussed in our Business Overview section.

(B)	BUSINESS OVERVIEW

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

On August 13, 2018, the Corporation reached a definitive agreement to acquire 100% of SalvaRx Ltd. in exchange for 805,070,067 common shares of the Corporation. The vendors were SalvaRx Group plc, (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%). The SalvaRx Acquisition is a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Acquisitions. As a consequence, MI 61-101 required us to seek the approval of a majority of the disinterested shareholders to make this acquisition. On January 8, 2019, the majority of our minority shareholders approved the SalvaRx acquisition on the terms as per the signed definitive agreement. At the same time, SalvaRx Group plc shareholders also approved the definitive agreement, and all required regulatory approvals were obtained. Hence the SalvaRx Acquisition was completed on January 8, 2019.

The current organization chart of the Portage Group following the completion of the acquisition is as follows:

*	Companies currently inactive.

Following is an overview of developments in SalvaRx Ltd’s investees and consolidated subsidiaries:

IOX Therapeutics Ltd.

IOX was incorporated in England and Wales on February 10, 2015 by Oxford University Innovation Limited, Oxford University’s technology transfer subsidiary, together with the Ludwig Institute. As at the date of this Document, SalvaRx holds 15,313 Seed preferred shares having the same rights as Ordinary shares (an equity stake of 60.49%). IOX’s strategy is to develop a new type of immunotherapy against cancer, originally discovered through a partnership between the Ludwig Institute and Professor Cerundolo, director of the MRC Human Immunology Unit and head of the Department of Investigative Medicine at the University of Oxford.

On July 1, 2015, IOX obtained an exclusive licence (with the right to sub-licence) from the Ludwig Institute to use, research, develop and commercialise iNKT cell agonists, including compounds IMM47 and IMM60, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

SalvaRx has entered into a collaborative research agreement with Oxford University to support a Phase I Study and Phase II Study that will allow the first human testing of the lead compound under licence to IOX. This initial trial is aiming to recruit approximately 60 participants in order to evaluate the safety and efficacy of the lead compound. The costs of these studies will be borne by the Oxford University under the research agreement.

In April 2016, the company was also recipient of a Horizon 2020 grant which covers the development of a second compound (IMM65). IMM65 is a nanoparticle formulation of IMM60 combined with a NY-ESO1 vaccine. All development work including two clinical trials are supported by funding from this grant to IOX and to the centers conducting this work on their behalf.

On 24 July 2018, IOX suffered a delay in manufacturing its lead drug candidate IMM60 due to quality failures in the manufacturing process. IOX is currently negotiating with another supplier to meet its clinical testing supply requirements.

Saugatuck Therapeutics, Ltd.

On August 23, 2017, SalvaRx entered into a shareholder agreement with Immunova, LLC, a private, Delaware-domiciled biotechnology company focused on use of nanolipogel (NLG) technology (the “Saugatuck Agreement”) to incorporate a new company in British Virgin Islands , Saugatuck Therapeutics Ltd.(Saugatuck). Salvarx acquired 70% of the equity of Saugatuck and Immunova, LLC holds the remaining 30% of the equity of Saugatuck.

NLG technology, invented in the lab of Dr. Tarek Fahmy at Yale University, allows different combinations of drugs to be encapsulated in a single nanomedicine and delivered selectively to the tumour microenvironment, thus potentially minimizing systemic side-effects.

Saugatuck has acquired an exclusive licence from Yale University via Immunova for use of the NLG platform for delivering DNA aptamers and certain aptamer-based combination products.

Under the terms of the Saugatuck Agreement, SalvaRx undertook to invest in an aggregate amount of up to US$1 million, to be released in tranches on the completion of milestones. The first tranche of US$300,000 was made to Saugatuck to establish proof of concept.

Following is an overview of developments in SalvaRx Limited’s portfolio companies

Nekonal Oncology Limited

On February 27, 2017 SalvaRx entered into a shareholders agreement with Nekonal SARL (“Nekonal Agreement”), a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology.

As part of the agreement, SalvaRx and Nekonal have formed a new company, Nekonal Oncology Limited, which is working to utilise SalvaRx’s management and drug development expertise to exclusively explore the applications of Nekonal’s technology in cancer immunotherapy.

Under the terms of the Nekonal Agreement, SalvaRx invested an initial €600,000, with agreement to fund up to an additional €300,000, subject to certain milestones being achieved. The initial investment comprised a €300,000 for an option in Nekonal SARL to participate in the funding of its auto-immune programs and a €300,000 equity investment in Nekonal Oncology Limited giving SalvaRx a 33% equity interest.

Nekonal Oncology is focusing on the development of first-in-class antibodies against a novel Tcell based target having potential for use as a monotherapy and combination therapy for solid and haematological malignancies. SalvaRx is overseeing a work plan to advance multiple therapeutic antibodies towards the clinic for use in oncology. Ian Walters, the CEO, is the current CEO of Nekonal Oncology.

SalvaRx and Nekonal are currently involved in a dispute regarding Nekonal’s claim that it attained a development milestone that would require SalvaRx to provide the next tranche of funding. SalvaRx claims that Nekonal management committed a breach of duties and fraud on its minority shareholders with respect to its assumption that the milestone has been attained. Nekonal management has counterclaimed that SalvaRx is in breach of breach of contract with respect to the funding arrangement. While litigation is threatened, no legal proceedings have been formally commenced. Nekonal has halted all development and it intends to so until this matter can be resolved. The Company and Nekonal are currently negotiating a resolution of this matter. Company management is currently unable to predict the outcome of this matter or make any reliable estimate of a potential loss exposure, if any.

Intensity Therapeutics Inc.

On April 22, 2016, SalvaRx announced its investment in US-based Intensity, a private biotechnology company pioneering a new approach to treating solid tumours. SalvaRx has invested US$2 million in cash for a 9.2% interest in Intensity as part of a Series A funding round.

Intensity’s platform, DfuseRx SM, identifies novel formulations that can be comprised of currently approved and effective cytotoxic or other anti-cancer agents for direct injection into solid tumours. The Intensity products not only directly kill tumour cells, but also improve the presentation of tumour antigen to the immune system.

Intensity’s lead product, INT230-6, shows strong efficacy in preclinical models against the primary injected tumour without the devastating systemic exposure normally associated with cytotoxic compounds. Moreover, this lead compound can stimulate a potent systemic immune response that affects distal tumours.

On February 27, 2018, Intensity report positive safety data from its ongoing Phase 1/2 first in human trial of INT230-6 in multiple solid tumours. Following intratumoral drug injections into superficial lesions in six patients with either ovarian, thyroid, head and neck or skin cancers, there were no dose limiting toxicities.

The investigators reported three drug-related, local, mild to-moderate reversible adverse events, no drug-related series adverse events, no systemic adverse events and no procedure-related adverse events. These results were consistent with the observed low systemic exposure levels of the active agents comprising INT230-6.

On October 22, 2018, Intensity announced the results from its clinical trial IT-01 at the European Society for Medical Oncology (ESMO) 2018 Congress in Munich, Germany. The preliminary data from a Phase 1/2 clinical study demonstrated that INT230-6, Intensity's novel lead product candidate designed for direct intratumoral injection, was well tolerated in patients with advanced solid tumors.

On November 2, 2018, Intensity announced the completion of a $6.5 million Series B financing. Intensity plans to use the proceeds of the financing to advance the clinical development of lead product candidate INT230-6, a direct intratumoral injection that is currently being evaluated in a Phase 1/2 clinical study in patients with various advanced solid tumors. Intensity also intends to expand the study by adding clinical sites outside the U.S. and Canada, as well as adding combination arms with an anti-PD-1 antibody. Following the completion of the Series B financing, SalvaRx now has an interest of approximately 7 per cent in the equity of Intensity.

ON June 20, 2019, Intensity announced that it had entered into a clinical collaboration with Merck to evaluate INT230-6, Intensity’s investigational treatment for refractory solid tumors, in combination with KEYTRUDA® (pembrolizumab). The Phase 1/2 study potentially will be initiated in the second half of the year, and will evaluate the combination in patients with advanced solid malignancies, including pancreatic, bile duct, squamous cell, and non-MSI high colon cancers, and

On July 11, 2019, the Company entered in an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), the wholly-owned subsidiary of Fast Forward that holds Fast Forward’s investment in Intensity. Portage has agreed to pay US $1,298,061 for IHL through the issuance of 12,980,610 common shares of Portage. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction will increase Portage’s ownership to 1,288,458 shares of Intensity (approximately 9.7% of the outstanding shares of Intensity).

Following is an overview of developments in Portage’s investees and consolidated subsidiaries:

Portage Pharmaceuticals Ltd (PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly-owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named Portage Pharma Limited (“PPL”) and was incorporated in the BVI.

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

Over the last two years PPL developed PPL--003 ophthalmic solution, a topical eye drop intended to treat dry eye disease, uveitis, and other inflammatory eye diseases. After completing animal efficacy studies in models of these diseases and developing a commercializable formulation, PPL put together a non-clinical and clinical development plan for PPL-003 ophthalmic solution and held a pre-IND meeting with FDA on September 15, 2017.

PPL is now focusing on licensing or collaborating its CellPorter® platform with other pharmaceutical companies to develop new drugs (See Portage Glasgow Ltd. below)

Portage Glasgow Ltd. (PGL)

Portage Glasgow Limited (“PGL”), was incorporated on January 31, 2018 in Scotland, to develop more effectively-targeted drugs to treat chronic conditions including cancer. PPL was allocated 650 ordinary shares in PGL (65% equity) and other two partners with contemporaneous licensing agreement were allocated the remaining 350 ordinary shares. The CEO of PPL, Dr. Frank Marcoux is the CEO of PGL and the chairman of its Board.

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

PGL management has been working on its development plans and budget.

Portage Services Ltd (PSL)

PSL is a wholly-owned subsidiary, incorporated in Ontario, Canada under the name 1843343 Ontario Inc. which changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company under requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and administers the corporate, financials and regulatory matters of Portage and its direct and indirect subsidiaries and investments.

Stimunity S.A.S.

On February 28, 2018, the Company made an initial investment of approximately €501,000 ($681,000) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a Paris based immune-oncology company. The investment gave Portage 27% equity in Stimunity.

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP).

Stimunity’s first stage of the preclinical development plan was to unlock the mechanism of action of its main biological drug cGAMP-VLP (STI-001) and to reveal its therapeutic potential in comparison to competitors that are only focused on chemical approaches. STI-001 by its biologic nature shows a clear benefit for treating distant tumors in combination with immune checkpoint therapy whereas this effect was not comparable with competitor’s compound.

In March 2019, Portage made an additional €600,000($688,000) investment in Stimunity increasing its equity to 36%. The additional financing will enable it to start the manufacturing of its biologic cGAMP-VLP (STI-001) lead compound.

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

Sentien raised $15 million up to January 2018 and commenced its Phase 1/2 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury and have so far enrolled seven patients, passing the mid-point of the low dose cohort enrolment. The data safety monitoring board concluded that there were no safety issues and recommended continuation of enrolment. Clinical program for acute kidney injury continues. Sentien also developed two other therapies from SBI-101 which are in pre-clinical stages.

(C)	ORGANIZATIONAL STRUCTURE

The current organization structure comprises four operating subsidiaries – Portage Pharmaceuticals ltd, Portage Glasgow Limited, IOX Therapeutics Ltd and Saugatuck Therapeutics Ltd – two operating associates – Stimunity S.A. and Nikonal Oncology Limited – two investments – Sentien Biotechnologies Inc. and Intensity Therapeutics Inc. and one service entity – Portage Services Ltd.Full organization chart is provided under section (B) Business Overview.

We have six members on the Board of Directors - Dr. Declan Doogan, Dr. Gregory Bailey, Mr. James Mellon, Mr. Steven Mintz, Dr. Ian Walters and Mr. Kam Shah. These six directors were re-appointed in the shareholders annual and special meeting of January 8, 2019. Dr. Bailey is our chairman, Dr. Doogan was chief executive officer (CEO) until May 6, 2019 when he resigned and was replaced by Dr. Walters and Mr. Shah is Chief Financial Officer (CFO)and corporate secretary.

Dr. Walters is also CEO of SalvaRx Ltd and its subsidiaries and Dr. Marcoux is a CEO and Chief Scientific officer of PPL and its subsidiaries. All subsidiaries have their own Board. Mr. Shah acts as a CFO of all subsidiaries.

Dr. Walters is also involved either on the Board or in the management of all associates.

A brief biodata of the key people in our organization is provided below:

Ian B. Walters, MD, MBA - Director and CEO

Ian B. Walters, M.D., M.B.A., is the Chief Executive Officer of Portage Group and is part-time CMO of Intensity Therapeutics, Inc. Over his 16-year career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through approval.

Ian specializes in the evaluation, prioritization, and the innovative development of new therapies for the treatment of severe diseases. He has worked at PDL Biopharma, Inc., Millenium Pharmaceuticals, Inc., and Sorrento Therapeutics, Inc., leading corporate development, translational medicine, clinical development and medical affairs.

Ian spent seven years at Bristol-Myers Squibb, where he managed physicians overseeing the international development of more than eight oncology compounds (including Nivolimab (anti-PD-1), Ipilimumab (anti-CTLA-4), brivanib (anti VEGF/FGF), anti-IGF/IR, VEGFR2 biologic, Elotuzimab (antiCS1), as well as biomarker and companion diagnostic work. He was a core member of Bristol- Myers Squibb’s Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, clinical collaborations, and the company’s immuno-oncology strategy.

Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania.

Kam Shah CA, CPA (CANADA), CPA (US), CGMA (US) – CFO and Director

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

Over the past 15 years, Kam has served as the Chief Financial Officer and Corporate Secretary of Bontan Corporation Inc., a publicly listed group of companies engaged in biotechnology and oil and gas exploration. Kam was a director in Biohaven Pharmaceutical Holding Company Ltd (BHVN: NYSE) since January 2014 until February 2017 and a director and CFO of SalvaRx Group plc., (SALV: AIM) since March 21, 2016 until January 8, 2019. Mr. Shah is a director and CFO of Portage Group

Gregory Bailey M.D. – Chairman

Gregory Bailey is a co-founder and managing partner of MediqVentures. Previously he was a managing partner of Palantir Group, Inc., a merchant bank involved in a number of biotech company startups and financings. Palantir was also involved in acquiring intellectual property assets and founding companies around the IP.

As such Greg was the co-founder of Ascent Healthcare Solutions, VirnetX Inc. (VHC: AMEX), Portage Biotech Inc. (PTGEF: OTCBB) and DuraMedic Inc. He was the initial financier and an independent director of Medivation, Inc. (MDVN: NASDAQ), from 2005 to December 2012.

Dr. Bailey served as the Managing Director and co-Head of Life Sciences at MDB Capital Group LLC from May 2004 to December 2006.

Greg has served on the board of directors of multiple public companies.

Greg practiced emergency medicine for 10 years before entering finance. He received his medical degree from the University of Western Ontario.

Jim Mellon – Director

Jim Mellon is an investor with interests in several industries. After leaving Oxford University, where he studied PPE, he worked in Asia and the United States in two fund management companies, GT and Thornton, before establishing his own business in 1991. This now has two components: a listed fund management company, Charlemagne Capital Limited and an Asian investment group, Regent Pacific Group Limited. In addition, Jim is a controlling shareholder and a director of Manx Financial Group, an Isle of Man based bank and a controlling shareholder of Webis Holdings plc. He is also a co-founder of Uramin and Red Dragon Resources, both mining groups. Burnbrae, his private company, is a substantial landlord in Germany and in the Isle of Man, and it owns outright the hotel chain, Sleepwell Hotels Limited. Jim is the co-chairman of FastForward Innovations Limited and a director of Portage Biotech Inc. His book ‘Cracking the Code’, which was published in 2012, focused on investment opportunities in the life sciences sector. Jim is an honorary fellow of Oriel College, Oxford University.

Steven Mintz – director

Steven Mintz C.A. graduated from University of Toronto in 1989 and went into public accounting, working at a large accounting firm from 1989 until 1992. He obtained his C.A. designation in June of 1992. In June 1992 he became employed by a boutique bankruptcy and insolvency firm where he was employed until January 1997. He obtained his Trustee in Bankruptcy license in 1995.

Since January 1997 he has been a self-employed financial consultant serving both private individuals and companies as well as public companies in a variety of industries including mining, oil and gas, real estate and investment strategies.

He is currently President of St. Germain Capital Corp. a private consulting and investment firm. He is also a principle and CFO of the Minkids Group, a family investment, and development company.

Steven is currently a Director of Pounder Venture Capital Corp., Brownstone Energy Inc., Everton Resources Inc., and Dominion General Investment corporation, where he is also the President.

Declan Doogan MD – Director

Dr. Declan Doogan has over 30 years of industry experience in both major pharma and biotech. He was the Senior Vice-President and Head of Worldwide Development at Pfizer, where many multibillion-dollar programs were delivered (e.g., Viagra, Lipitor and Zoloft). He has held a number of executive positions in Pfizer in the US, the UK and Japan. Since leaving Pfizer in 2007 he has been engaged in executive roles in small pharma. Declan was CMO and acting CEO of Amarin (AMRN: Nasdaq), transforming it from a failing Neuroscience company to a vibrant cardiovascular company with a market capitalization of over one billion dollars before his departure. He has also been Chief Medical Officer for Prometheus Laboratories, a molecular diagnostics company in San Diego. Declan is also an investor in emerging biotechnology and technology companies. He holds a number of Board appointments, principally in pharma companies, and has also held professorships positions at Harvard School of Public Health, Glasgow University Medical School and Kitasato University (Tokyo). Declan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians and the Faculty Pharmaceutical Medicine and holds a Doctor of Science at the University of Kent in the UK.

Frank W. Marcoux, Ph.D. - CSO

Dr Frank W. Marcoux is a founding Director and the CEO of PGL. He currently serves as the Chief Executive Officer and Chief Scientific Officer of Portage Pharmaceuticals Ltd. and has over 25 years of drug development experience in a variety of senior management roles at Pfizer and Parke-Davis, culminating with an eight-year tenure as Vice President, Pfizer Global Research and Development.

(D)	PROPERTY, PLANTS AND EQUIPMENT

Our subsidiary, Portage Services Ltd., currently leases office space at 47 Avenue Road, Suite 200, and Toronto, Ontario, Canada for approximately $2,300 per month. The leased area is approximately 950 square feet. Our current lease agreement is a month to month arrangement.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)	OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto for the year ended March 31, 2019 contained elsewhere in this report.

Operating results

Year ended March 31,	2019	2018	2017
	in 000'$	in 000'$	in 000'$
Operating expenses	$2,764	$2,235	$35,499
Realized gain on sale of investment	-	(126,000)
Gain on restating retained interest in associate at fair value	-	-	(49,864)
Interest (income) expense	(23)	24	545
Share of losses in associate	162	-	14,461
Net loss (profit)	2,903	(123,741)	641
Loss on investment transferred to retained earnings on disposal of investment	-	24,515	-
Unrealized gain on investment, available for sale	(50)	-	(24,547)
Total comprehensive loss (profit) for year	$2,853	$(99,226)	$(23,906)
Non-controlling interest	$686	$-	$16,940
Net loss (profit) attributable to owners	2,217	(123,741)	(16,299)
	$2,903	$(123,741)	$641

Overview

Most of the fiscal 2019 was spent in completing all the formalities relating to the acquisition of Salvarx Limited (SalvaRx) and in distributing consideration shares. A brief discussion of the acquisition process is below:

Following preliminary discussions between Portage and the parent company controlling SalvaRx in early 2018, a letter of intent was signed on March 19, 2018 and a joint valuator, PharmaVentures Ltd of Oxford, UK was appointed to carryout an independent valuation of the portfolio assets of SalvaRx. On May 10, 2018, Valuator delivered an initial report which was revised after taking into account certain technical issues related to one of the portfolio technologies and a final report was delivered on July 23, 2018 putting the value between $67 million and $188 million. Detailed reviews and negotiations were carried out between the independent directors of Portage and the parent company of SalvaRx. On August 13, 2018, Portage reached a definitive agreement to acquire 100% of Salvarx in exchange for 805,070,067 common shares of Portage.

The agreement was subject to the approval by relevant regulatory authorities and shareholders of both companies. In the case of Portage, the requirement was to obtain the approval of a majority of the shareholders collectively representing a noncontrolling interest since the shareholders representing a majority of votes of the voting interest of Portage also collectively owned all of the voting interests of SalvaRx.

All required approvals were obtained on January 8, 2019 at which time the acquisition of SalvaRx was completed.

Further details on the portfolio companies of Portage and SalvaRx are provided in Item 4 (B) - business overview and elsewhere in this report.

We do not have any approved products and have never generated any revenue from product sales. We have funded our operations by raising capital through various private placements, exercises of options and sales of our investments.

We anticipate that our expenses will increase substantially in the future as we:

●	Pursue our ongoing planned pre-clinical and clinical development of our portfolio companies, seek further new investment opportunities to expand our pipeline.

●	Hire additional personnel, particularly in our research and development, clinical supply and quality control groups;

●	Add operational, financial and management information systems and related finance and compliance personnel and

●	Operate as a public company

We hope to meet our future financing requirements through further equity and debt financing.

SALVARX LIMITED ACQUSITION ACCOUNTING

As described elsewhere herein, on August 13, 2018, the Corporation reached a definitive agreement to acquire 100% of SalvaRx Limited in exchange for 805,070,067 common shares of the Company’s common stock. The selling stockholders of SalvaRx Ltd. included SalvaRx Group plc, (94.2%) (SALV), James Mellon (2.9%) and Gregory Bailey (2.9%) (collectively, the "Selling Stockholders"). The acquisition was completed on January 8, 2019 at which time the aggregate closing date fair value of the purchase consideration amounted to approximately $92.6 million.

The SalvaRx Acquisition is a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Acquisitions (“MI 61-101”) as James Mellon, Ian B. Walters, Kamlesh Shah, Declan Doogan and Dr. Gregory Bailey, directors, officers and shareholders of the Corporation, are also shareholders, directors and/or officers of SALV or one of its subsidiaries.

In light of the common ownership, board members and management between the Company and SALV, and SalvaRx and its subsidiaries, the Company was required to make a determination as to whether the transaction should be accounted for as a business acquisition under IFRS 3 Business Combinations (“IFRS3”).

Appendix B to IFRS 3 states that common control exists “when the same group of individuals has, as a result of contractual arrangements, ultimate collective power to govern the financial and operating policies of each of the combined entities so as to obtain benefits from their activities and that ultimate collective power is not transitory.

The Company determined that notwithstanding the common ownership, board members and management positions that existed between the two companies prior to the transaction, no single individual had the power to exert control and a contractual arrangement among the parties binding them to act in concert did not exist in writing. Accordingly, control is presumed to be transitory, so the transaction has been accounted for using the acquisition method under IFRS 3.

The transaction was initially treated as a common control transaction and accounted for on a predecessor cost basis as disclosed in the pro forma financial statements presented in our information circular dated November 26, 2018 and CSE Form 2A dated February 14, 2019 (the “Historical Disclosure”). Upon further review and analysis of the guidance under IFRS 3 in June and July of 2019, the Company determined that a common control combination did not exist and that the Historical Disclosure should be amended to account for the transaction as a business combination under IFRS 3.

We have followed the following steps in adopting the acquisition accounting:

1.	Identification of “business”
2.	Identify the accounting acquirer
3.	Determining the acquisition date
4.	Recognition and measurement of assets, liabilities and non-controlling interests
5.	Recognition and measurement of goodwill or a bargain purchase.
6.	Subsequent measurement and accounting

Identification of business

Business is defined in IFRS 3 as: integrated set of activities and assets (inputs and processes) that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants (outputs).

Both Portage and SALV are engaged in the business of developing new drugs through research and development activities conducted through their subsidiaries – IOX and PPL/EyGen/PGL. The activities cover all three criteria as follows:

The drug development process is carried under following steps.

1.	Isolation, synthesis.
2.	Preclinical trials.
3.	Scrutiny and grant of permission for clinical trials
4.	Pharmaceutical formulation of the drug.
5.	Clinical trials phase I, II, III.
6.	Review and grant of permission for marketing.
7.	Post marketing surveillance.
8.	Revenue generation through sale of approved drug or licensing

The input/process part involves selection of molecule, such as gene or protein to target with a drug, confirmation through lab testing that the molecule is indeed involved with the disease under review and then going through preclinical testing in labs and on animals and then onto clinical testing on humans which will eventually lead to a new drug discovery which can be patented and marketed for profit.

Based on the above activities, it is concluded that both Portage and SALV are “businesses” under IFRS 3

Identification of accounting acquirer

The entity that issues equity interests is usually the acquirer in a business combination that primarily involves the exchange of equity interests. Portage acquired 100% equity in SalvaRx Limited from SALV through an exchange of equity shares.

IFRS 3.B15 provides further factors to consider:

a.	The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of voting rights.

The majority group of shareholders of Portage increased their holdings in Portage from 54% to 63% following the acquisition. Portage also initiated the transaction. The independent director of Portage also had to approve the transaction and put it to a vote of the minority shareholders of Portage. The majority group abstained from the board decision and did not participate in the shareholders’ vote thereby relinquishing control over the decision to the minority group of shareholders.

b.	The composition of the governing body of the combined entity—The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The Portage majority group of shareholders collectively owns 63% of the voting interests in the combined entity and has the ability to elect, appoint or to remove a majority of the Board. Portage also has one independent director that can influence the decision of the combined entity.

c.	The composition of the senior management of the combined entity—The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Portage management prior to acquisition continues to remain as management of the combined entity. The Board of directors, including its one independent director, of Portage retained their seats following the acquisition.

d.	The terms of the exchange of equity interests—The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

Shares issued by Portage on acquisition were valued at $92.6 million based on the market price of Portage shares on January 8, 2019. Additionally, as a result of the acqusition, IOX has become a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3 – Business combinations, the fair value, including interest receivable, of the notes between IOX and Portage are effectively settled upon the business combination and the fair value of the notes is additional consideration of $1.9 million. The fair value of the SalvaRx identifiable net assets acquired amounted to $100.0 million of which $61.0 million is attributable to the company interest and the remaining $39.0 million is attributable to the non-controlling interest. Approximately $33.5 million of goodwill represents the excess of the $94.5 million fair value of consideration paid by Portage to acquire the company interest.

Based on the above criteria, it is concluded that Portage is the accounting acquirer and Salvarx Limited is the acquirer.

Determining the acquisition date

The acquisition date is the date the acquirer obtains control of the acquire. Generally, when acquirer legally transfers consideration, acquires the assets and assumes the liabilities.

As explained under the BACKGROUND, the SalvaRx acquisition was approved by the shareholders of Portage and SALV on January 8, 2019 and consideration, shares in Portage were issued.

Accordingly, January 8, 2019 is considered the acquisition date.

Determining the consideration price on the acquisition date

The consideration includes the issuance of 805,070,067 common shares at an acquisition date fair value of $0.115 per share for a total value of $92,583,000, and the fair value of the notes and interest of $1.9 million, between IOX and Portage, that were effectively settled upon the acquisition..

Allocation of consideration price

Allocation of the consideration of $92.6 million over the assets and liabilities acquired has been done on the following basis:

Current assets and current liabilities	Carrying value is considered equal to the fair value.

Investments in associate – RIFT	considered as zero value due to the fact that RIFT discontinued its operations and laid off all staff due to lack of further funding prior to the date of acquisition.

Investments in associate – Nekonal	considered as zero value due to disagreement with other investors in Nekonal

Investment in Intensity	At a fair value based on the pricing of the latest round of fund raising by Intensity prior to the acquisition date

Intangible assets	three “in-progress research and development (IPR&D) projects identified in the valuation report and valued at fair value , in accordance with IFRS 3.B32 and IFRS 3. B33

Deferred tax	The IPR&D attributed to IOX described above relates to in process research and development in the UK. Accordingly, deferred tax has been recorded at 17% being the rate applicable in that country. Deferred tax was offset by the available tax losses of approximately $1.5 million in that entity

Loans payable and warrant liabilities	At fair value based on a Monte Carlo model and Black Scholes Model

Non-controlling interest	39.51% equity in IOX is held by non-controlling interest and 30% equity in Saugatuck held by non-controlling interest. Vested and expense recorded for nonvested stock options in IOX are included in non-controlling interest

Goodwill	Purchase consideration in excess of the fair value of the net assets acquired was allocated to goodwill

Expenses

The overall analysis of the expenses is as follows: (in 000’$)

Year ended March 31,	2019	2018	2017
Research and development	$762	$561	$32,450
Consulting fees	1,621	1,335	1,923
Professional fees	247	215	634
Other	134	124	492
	$2,764	$2,235	$35,499

Research & Development

These costs comprised the following:

Year ended March 31,	2019	2018	2017

Licence fee at Biohaven	$-	$-	$21,297
Development expenditure at Biohaven	-	-	9,912
Amortization of intangible	-	-	168
Patent registration	101	47	60
Consulting fees	683	332	677
Other outside services	-	182	336
R & D tax credit	(22)	-	-
	$762	$561	$32,450

Fiscal 2019

Most of the costs were incurred by IOX following the acquisition from January 8, 2019 to March 31, 2019.

PPL had no further developmental costs except for consulting fee charged by its CEO and continuing patent renewal and new registration fees. PPL is currently seeking partners who can either license its Cell Porter technology or participate in development of new therapies aiming for dry eye using its cell porter delivery platform.

Section 4(B) also describes in greater details development activities carried out at PPL, PGL and IOX

Fiscal 2018

Significant decline in overall expenses during fiscal 2018 compared to prior years was mainly due to de-consolidation of Biohaven.

There was also a slowdown in development activities at PPL and EyGen during the fiscal 2018 compared to prior years as we were, and are still, trying to raise financing needed to complete potential IND filings and partnership possibilities with other pharmaceutical companies.

Consulting fee for the fiscal 2018 included fees paid to Drs. Littman and Marcoux of approximately $263,000 and included $50,000 early termination fee paid to Dr. Bruce whose contract was terminated in October 2017 and increase in Dr. Marcoux’s fee form $6,667 per month to $14,000 per month effective December 2017 due to him assuming the dual roles of chief executive and chief scientific officer. There was a meeting of scientific advisory board in December 2017 for which four consultants were paid fees of approximately $5,000. The balance of the fees was charged by three other consultants.

Fiscal 2017

Biohaven financials were consolidated for the period from April 1, 2016 to September 30, 2016 since it was considered a subsidiary of Portage.

Biohaven is a clinical-stage biopharmaceutical company with a portfolio of innovative, late-stage product candidates targeting neurological diseases, including rare disorders. Biohaven product candidates are small molecules based on two distinct mechanistic platforms—calcitonin gene-related peptide, or CGRP, receptor antagonists and glutamate modulators.

During the six months to September 30, 2016, approximately $21.1 million of the license fee related to payments in cash and in shares made to Bristol-Myers Squibb under a license agreement relating to rimegepant, a CGRP program for the acute treatment of migraine.

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

Consulting fee relates to cash fee charged by the CEO, CSO and others at PPL and EyGen of approximately $382,000 and value of PPL options issued to CEO and CSO vested during the year of approximately $11,000. PPL also incurred third party costs of approximately $336,000 for various pre-clinical trials.

Consulting fees

Fiscal 2019

Consulting fees for fiscal 2019 includes cash fees of approximately $476,000 of which $268,000 was charged by management who are consultants and are not involved full time and balance $208,000 were charged by outside consultants. Balance of the consulting fee included value of the vested options of approximately $37,000 granted to PPL consultants and $ 1.1 million granted to IOX consultants.

While cash consulting fee for the fiscal 2019 increased compared to the cash consulting fee for the fiscal 2018 mainly due to new consultants on acquisition of SalvaRx Ltd., non-cash consulting fee for fiscal 2019 also increased due to inclusion of IOX options of approximately $1.1 million vesting after the acquisition date, partly offset by a decline in options to Portage and PPL consultants due to decline in the value of vested stock and options from approximately $1.1 million in 2018 to $0.2 million in fiscal 2019. In fiscal 2018 the Company issued approximately 1.6 million fully vested shares to consultants with an aggregate fair value of $936,000 that were expensed in that year. No shares were issued as compensation in fiscal 2019.

Fiscal 2018

Consulting fees for fiscal 2018 declined significantly compared to the prior years due to de-consolidation of Biohaven and also because no new options were issued in the fiscal 2018.

Consulting fees for fiscal 2018 included a cash fee of $206,000 of which $180,000 was paid to management and the remainder was paid to outside consultants who provided services including due diligence and technical reviews of new business opportunities. Consulting fees also included $936,000 for the fair value of 1,560,000 shares issued as compensation to six consultants under the 2011 Consultants’ Stock Compensation Plan of which 1,390,000 of the shares were issued to five directors who provided specific services to the Company during fiscal 2018.

Fiscal 2017

Fees include cash fee, shares and options issued to key management, directors and others as detailed in Note 17 to the consolidated financial statements for the year ended March 31, 2018. Significant part of the consulting fee for the year ended March 31, 2017 comprised stock-based compensation of approximately $1.7 million. $1.3 million related to 7,250,000 shares issued to four directors in lieu of their services.

Professional fees

Fiscal 2019

Professional fees included legal fees of approximately $158,000, audit fees of $69,000 and outside accounting, tax and related fees of $20,000.

Legal fee included approximately $70,000 charged by our Canadian counsel in connection with the acquisition of SalvaRx Ltd and $42,000 related to a suit initiated by IOX against a supplier for contamination of our drug. The remaining amount of $46,000 include fees paid to attorneys in the USA, Canada and British Virgin Islands whom we engaged to provide corporate and regulatory services.

Fiscal 2018

Significant decline in fees during the fiscal 2018 compared to prior years was mainly due to deconsolidation of Biohaven.

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

(B) LIQUIDITY AND CAPITAL RESOURCES

Operating cash flow

During the fiscal year 2019, operating activities required a net cash outflow of approximately $0.9 million, which was met from the existing cash.

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

The Company is required to support further research and development at its subsidiaries. PPL and EyGen are looking for partners for further development of its PPL-003 as explained under section 4(B) of this report and, IOX will require funding to purchase clinical ready materials. University of Oxford is required to fund the costs relating of clinical trials at which time management anticipated that the funding requirements of IOX will significantly reduce.

The Company's continuing operations are dependent upon any one of:

1.	the existence of economically recoverable medical solutions;

2.	the ability of the Company to obtain the necessary financing to complete the research; or

3.	future profitable production from or proceeds from the disposition of intellectual property.

The Company has incurred substantial operating losses since inception due to significant research and development spending and corporate overhead and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2019, the Company had cash of approximately $6.2 million, working capital of approximately $4.8 million and an accumulated deficit of approximately $17.0 million.

The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company’s operations or ability to enter into certain transactions.

The Company's current cash is sufficient to fund operations for at least the next 12 months because the Company extended the maturity date of $3.4 million of principal and interest on the SalvaRx Notes to 2021 and can defer discretionary research and development and cash compensation by approximately $1.4 million.  However, the Company will need to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and seek regulatory approvals for the Company’s existing and new product candidates. If such funding is not available or not available on terms acceptable to the Company, the Company’s current development plan and plans for expansion of its general and administrative infrastructure may be curtailed.

Investing cash flows

Fiscal 2019

Significant investment during the fiscal 2019 included acquisition of Salvarx Ltd. This is explained in detailed under Item 5(A) above.

On March 25, 2019 the Company made an additional investment of approximately €600,000 ($688,000) in an associate, Stimunity S.A. by subscribing to 1,945 ordinary shares at a price of €308.55 per share, increasing its equity in Stimunity S.A. from 27.4% to 36.5%.

On December 3, 2018, the Company invested an additional $950,000 in IOX by way of a convertible note. The Notes carry interest at 7% accruing daily and mature within twelve months of its issuance. As a result of the SalvaRx acquisition, IOX has become a subsidiary of the Company during the year, and hence the convertible note has been eliminated on consolidation.

Fiscal 2018

Major activity in the fiscal 2018 included sale of Biohaven shares for the net proceeds of approximately $7.3 million.

The Company made several investments:

(a)	Invested approximately €500,851 ($681,000) in Stimunity SAS to acquire 27% equity in February 2018. This is further explained in Section 4(B) of this report. Portage has also committed to a second investment in the amount of approximately €1.5 million ($1.9 million) on successful completion of agreed milestones to be satisfied by Stimunity. No milestones have been completed to date.

Under the shareholders agreement, Portage has a right to maintain its equity interest in Stimunity in the event of a capital increase and issuance of new securities by Stimunity except for issuance of stock options and issuance under a merger plan or for acquisition.

(b)	On March 7, 2018, the Company invested $950,000 in a convertible note issued by IOX Therapeutics Ltd. (“IOX”), a United Kingdom based immune-oncology company. The Note carries interest at 7% accruing daily and matures within twelve months of its issuance. The Company can convert the note and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2 million. Conversion price will be the price at which the money was raised discounted by 25%. IOX has right to repay the convertible note together with accrued interest at any time. Two of the directors of the Company, Drs. Doogan and Walters are also directors in IOX.

(c)	On January 31, 2018, the Company’s wholly-owned subsidiary, PPL, acquired 650 ordinary shares of Portage Glasgow Ltd (“PGL”), a company incorporated in Glasgow, Scotland for a total price of £6.50 ($9.11) at £0.01 per share. PPL holds 65% equity in PGL.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to approximately $1.4 million with minimum drawdown of approximately £50,000 ($70,000) and maximum drawdown of approximately £250,000 ($350,000) during any three-month period. Interest on loan is at 7% accruing on a monthly basis and facility is repayable within nine years from the date of the agreement. Loan with accrued interest can be converted into ordinary shares to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being approximately £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million), will require loan to be mandatorily converted as per the terms of conversion described above. To date, there was no drawdown against this facility.

On January 16, 2018, PPL signed a Studentship Agreement with the University of Glasgow and Mr. Connor Blair under which PPL agreed to provide contribution of approximately £23,000 ($47,000) payable in instalments of approximately £11,000 ($15,700) per year. First instalment was paid on March 14, 2018 and has been expensed.

Fiscal 2017

There was no investing activity during the fiscal year 2017. However, The Company de-consolidated Biohaven due to loss of control as at September 30, 2016. As a result, net Biohaven cash on hand from prior period was reversed as investing cash outflow on deconsolidation.

Financing cash flows

Fiscal 2019

During the fiscal year 2019, Portage settled two notes in the aggregate principal amount of $50,000 with interest in cash.

There was no other financing activity during the fiscal year 2019.

Fiscal 2018

Significant financing activities during the fiscal year 2018 included the following:

(a)	Approximately 18.5 million vested options were exercised during the fiscal year, which provided the Company with net cash of approximately $2.7 million.

(b)	PPL and EyGen each raised additional $25,000 each in convertible loans. Aggregate proceeds amounted to $50,000.

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

PPL’s CPP platform is protected by two suits of intellectual property – (a) an exclusive license for all patents on Antennapedia –based cell permeable peptides for non-oncology use. And (b) international patents for proprietary human-derived cell penetrating peptide structures.

D)	TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company’s business, financial condition or results of operation other than as disclosed elsewhere in this report (Refer to the heading entitled “Risk Factors”).

(E)	OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2019, and 2018, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)	CONTRACTUAL OBLIGATIONS

None.

(G)	SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Corporation, their current principal occupations, all as of December 23, 2019, the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey London, UK Chairman of the Board of Director	June 4, 2013	See section 4 (C) of this report
Dr. Declan Doogan Stonington, CT, USA Director (3) (2) (Chief Executive Officer until April 30, 2019)	June 4, 2013	See section 4 (C) of this report
Mr. Jim Mellon (2) (3) Isle of Man Director	June 4, 2013	See section 4 (C) of this report
Mr. Kam Shah Ontario, Canada Director and Chief Financial Officer	January 3, 1999	See section 4 (C) of this report
Dr. Ian Walters Connecticut, USA Chief Executive Officer effective May 1, 2019 and Director	August 1, 2016	See section 4 (C) of this report
Mr. Steven Mintz (2) (3) Ontario, Canada) Director	April 6, 2016	See section 4 (C) of this report

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Member of the Audit and Compensation Committee. Mr. Steven Mintz is the Chair of this Committee.
(3)	Independent directors

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

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2019, 2018 and 2017:

	Annual compensation				Long term compensation
Name & principal position	Year	Fee (3)	Bonus	Other	Securities under options/SARs granted (1),(4) & (5)	Shares or units subject to resale restrictions	LTIP payout (2)	Other	Total compensation
		$	$	$	$	$	$	$	$
Declan Doogan – Independent director and audit committee member (CEO up to April 30, 2019)
	2019	8,928	-	-	-	-	-	-	8,928
	2018	147,000	-	-	-	-	-	-	147,000
	2017	468,000	-	-	-	-	-	-	468,000
Kam Shah - CFO
	2019	222,480	-	-	-	-	-	-	220,480
	2018	348,000	-	-	-	-	-	-	348,000
	2017	360,000	-	-	-	-	-	-	360,000
Gregory Bailey - Business development and Chairman
	2019	-	-	-	-	-	-	-	-
	2018	321,000	-	-	-	-	-	-	321,000
	2017	540,000	-	-	-	-	-	-	540,000
James Mellon - Independent director and audit committee member
	2019	-	-	-		-	-	-	-
	2018	99,000	-	-		-	-	-	99,000
	2017	117,000	-	-	-	-	-	-	117,000
Steven Mintz - Independent director and audit committee member
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-
	2017	-	-	-	55,934	-	-	-	55,934
Ian Walters - CEO effective May 1, 2019 and director
	2019	202,141	-	-	-	-	-	-	202,141
	2018	99,000	-	-	-	-	-	-	99,000
	2017	-	-	-	55,934	-	-	-	55,934

Notes:

1.	“SAR” means stock appreciation rights. The Company never issued any SARs
2.	“LTIP” means long term incentive plan. The Company does not have any such Plan.
3.	Fees for fiscal 2019 includes vested options in IOX of $8,928 for Dr. Doogan, $114,640 for Dr. Walters and $9,147 for Kam Shah. These options were granted in April 2018 – prior to acquisition of IOX by ortage.
4.	a. Fees for fiscal 2018 include 280,000 shares issued to Mr. Shah for a valuation of $168,000, 535,000 shares issued to Dr. bailey for a valuation of $321,000, 245,000 shares issued to Dr. Doogan for a valuation of $147,000, 165,000 shares issued to Mr. Mellon for a valuation of $99,000 and 165,000 shares issued to Mr. Walters for a valuation of $99,000.

b. Fiscal 2017 fees include 3 million shares issued to Dr. Bailey for a valuation of $540,000, 2.6 million shares issued to Dr. Doogan for a value of $468,000, 650,000 shares issued to Mr. Mellon for a value of $117,000 and 1 million shares issued to Mr. Shah for a value of $180,000.

5.	a. No options were issued during the year.
b. For fiscal 2017, Mr. Mintz and Dr. Walters were issued 633,597 options each as joining bonus. These options can be exercised to convert into equal number of common shares of the Company at an exercise price of $0.15 per share, are valid for five years and will vest in equal number over four years from October 11, 2017. In addition, they were issued 175,000 options each for their services during the fiscal year 2017. These options are valid for five years, vesting in equal installments over two years from January 1, 2017 and are convertible into equal number of common shares of the Company at an exercise price of $0.15 per share.

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

Mandate of the Board

The Board has adopted a mandate; in which it has explicitly assumed responsibility for the stewardship of Portage. In carrying out its mandate the Board holds at least one meeting every alternate month. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of 8 meetings (2017: 10 meetings), mostly by way of conference calls, during our financial year ended March 31, 2019. Apart from these meetings, directors also held technical meetings with management of subsidiaries on a monthly basis to assist in the discharge of its responsibilities, the Board has designated one standing committee: An Audit and Compensation Committee effective June 27, 2013, as more particularly discussed below.

Audit and Compensation Committee (“ACC”)

Certain information concerning the constitution of its audit and compensation committee (“the committee”) and its relationship with its independent auditor, as set forth below.

Audit and Compensation Committee Charter

The Board has developed two charters to be followed by the committee. Schedule “A” provides details of the Audit Committee Charter and Schedule “B” provides details of the Compensation Committee Charter.

For now, the same committee members are expected to comply with both the charters. However, in future as the membership of the Board expands, the Board may create a separate Compensation Committee.

Composition of the Audit and Compensation Committee

The Committee is comprised of Messrs. James Mellon, Steven Mintz and Dr. Doogan., all the members are considered to be “independent” and Mr. Mintz is considered “financially literate” for the purposes of NI 52-110. “Financially literate” includes the ability to read and understand a set of financial statements that present a breadth of level and complexity of accounting issues of the Corporation. The composition of the committee is in compliance with the new rules under NI 52-110 which were effective April 1, 2017.

Relevant Education and Experience

Each member of the Committee has extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public companies.

Mr. James Mellon has been director and chief executive officer of many public and private corporations over more than twenty years in various industry sectors including biotechnology, real estate, mining, and financial services.

Dr. Doogan has been director and chief executive officer of public and private corporations over more than ten years in health and biotechnology sectors.

Mr. Steven Mintz is a Canadian Chartered Professional Accountant. He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on board of several private and public corporations in various sectors including technology, oil & gas and biotechnology.

Pre-Approval Policies and Procedures

In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation must consult with the chair of the committee, who has the authority to approve or disapprove on behalf of the committee, such non-audit services. All other permissible non-audit services shall be approved or disapproved by the Committee as a whole.

The Corporation’s external auditors are prohibited from performing for the corporations nonaudit services of the following nature: (a) bookkeeping or other services related to the Corporation’s accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinion or contributions in-kind reports; (d) actuarial services; (e) internal audit outsources services; (f) management functions; (g) human resources; (h) broker or dealer, investment adviser or investment banking services; (i) legal services; (j) expert services unrelated to the audit; and (k) any other service that the Canadian and the US Public Accountability Board determines is impermissible

ACC Charter relating to compensation matters will monitor incentive and equity-based compensation plans for the executives based on their periodic performance evaluation.

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

Currently the Company does not have any active stock option plan.

In addition, our subsidiaries, PPL and IOX also have option plans for acquiring equity in the subsidiaries for their management.

The objective of these stock plans is to provide for and encourage ownership of our common shares by our directors, officers, consultants and employees, if any and those of any subsidiary companies so that such persons may increase their stake in our company and benefit from increases in the value of the common shares. The Plans are designed to be competitive with the benefit programs of other companies in the Biotechnology sector. It is the view of management that the plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting our operations to the mutual benefit of both our company and such individuals and also allows us to avail of the services of experienced persons with minimum cash outlay.

The following table sets forth the share ownership of our executive officers and directors as at December 23, 2019:

	Common shares beneficially owned
Name	number	Percentage *
Kam Shah	10,274,225	0.94%
Declan Doogan	42,558,162	3.87%
Gregory Bailey	332,031,402	30.22%
Jim Mellon	310,854,207	28.29%
Steven Mintz	504,000	0.05%
Ian Walters	6,807,568	0.62%

*	Based on 1,098,770,596 issued and outstanding common shares at December 23, 2019.

All shares and options held by the above persons carry same rights as the other holders of the Common shares of the Company.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	MAJOR SHAREHOLDERS

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of all the beneficial owners thereof.

As at December 23, 2019, Intermediaries like CDS & Co, Toronto, Canada and Cede & Co of New York, USA held approximately 17% of the issued and outstanding common shares of the company on behalf of several beneficial shareholders whose individual holdings details were not available.

At December 23, 2019, the Company had 1,089,409,928 shares of common stock issued and outstanding, which, as per the details provided by the Transfer Agents, were held by 269 record holders excluding the beneficial shareholders held through the intermediaries.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our common shares as of December 23, 2019. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the option and warrant. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares*

SalvaRx Group plc	56,657,531	5.20%
Gregory Bailey	332,031,402	30.48%
James Mellon	310,854,207	28.53%

*	based on 1,089,409,928 shares. There were no outstanding options.

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

Insider Reports under Canadian Securities Legislation

Since the Company is a reporting issuer under the Securities Acts of each of the province of Ontario and British Columbia in Canada, certain “insiders” of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its common shares) are generally required to file insider reports of changes in their ownership of the Company’s common shares five days following the trade under National Instrument 55-104 – Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators. Insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

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

Related party transactions have been disclosed in Note 19 to the audited consolidated financial statements for the fiscal year 2019 included in this report.

(C)	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

(A)	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Information regarding our financial statements is contained under Item18 of this Annual Report.

Legal Proceedings

A subsidiary of the Company, IOX, has filed a suit against its supplier to recover money from their contamination of our drug. IOX is seeking damages of $10 million.

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

However, the Company did declare and distributed its Biohaven shares as stock dividend in January 2018.

(B)	SIGNIFICANT CHANGES

There were no significant events or changes to report that happened subsequent to March 31, 2019 to the date of this report.

ITEM 9 - THE OFFER AND LISTING

(A)	OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our common shares as quoted on OTC Markets and on Canadian Securities Exchange (CSE) , where the Company’s shares got listed and began trading effective October 28, 2013

The following table outlines the annual high and low market prices for the five most recent fiscal years:

	High		Low
	OTC	CSE	OTC	CSE
Year ended March 31,	US$	US$	US$	US$
2019*	0.14	0.15	0.07	0. 07
2018	0.66	0.66	0.06	0.06
2017	0.25	0.22	0.10	0.12
2016	0.31	0.32	0.08	0.08
2015	0.18	0.24	0.07	0.08

There was a trading halt due to review of shareholders information material relating to the acquisition of SalvaRx Limited by CSE and as a result, FINRA also halted trading on OTC for the following period during the fiscal year 2019:

OTC: August 14, 2018 to November 19, 2018

CSE: August 10, 2018 to December 6, 2018

The following table outlines the high and low market prices for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period:

	High			Low
	OTC	CSE		OTC	CSE
Quarter ended:	US$	US$		US$	US$
30-Sept.-19	0.12	0.10	*	0.08	0.08	*
30-Jun-19	0.11	0.11		0.08	0.08
31-Mar-19	0.13	0.12		0.07	0.08
31-Dec-18	0.14	0.13		0.08	0.07
30-Sep-18	0.14	0.14		0.08	0.09
30-Jun-18	0.16	0.15		0.07	0.07
31-Mar-18	0.66	0.66		0.06	0.06
31-Dec-17	0.59	0.57		0.33	0.33
30-Sep-17	0.64	0.99		0.31	0.32
30-Jun-17	0.41	0.40		0.18	0.12

The following table outlines the high and low market prices for each of the most recent six months:

	High			Low
	OTC	CSE		OTC	CSE
Month 2019	US$	US$		US$	US$
September	0.12	N/A	*	0.09	N/A	*
August	0.10	N/A	*	0.08	N/A	*
July	0.11	0.10		0.08	0.08
June	0.11	0.10		0.08	0.08
May	0.11	0.11		0.08	0.08
April	0.11	0.11		0.08	0.08

*	Trading in shares was halted by OSC on CSE effective August 6, 2019

(B)	PLAN OF DISTRIBUTION

Not applicable.

(C)	MARKETS

The Company’s common shares currently trade in two places

In OTC Markets under the trading symbol “PTGEF”. The shares have been traded on OTC since 2000. Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol “PBT.U”.

(D)	SELLING SHAREHOLDERS

Not applicable.

(E)	DILUTION

Not applicable.

(F)	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

(A)	SHARE CAPITAL

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(B)	MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Effective July 5, 2013, the Company moved its place of domicile from Ontario to the British Virgin Islands. Our affairs are therefore governed by the provisions of our Memorandum and Articles of Association, as adopted on becoming a BVI registered company limited by shares, and by the provisions of applicable British Virgin Islands law.

On July 6, 2017, the shareholders in the annual and special meeting, approved the replacement by way of amendment and restatement of the existing Memorandum and Articles of Association of the Company with amended and restated memorandum and articles of association. Most of the changes are minor and will not affect shareholders or the day to day administration of the Company. The amended and restated Memorandum and Articles of Association took effect on the date of filing with the BVI Registry of Corporate Affairs, which was July 25, 2017.

Pursuant to our Memorandum and Articles of Association, we are authorized to issue an unlimited number of ordinary shares of no-par value.

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

Subject to our Memorandum and Articles of Association, a meeting of shareholders of the company will be called by not less than twenty-one days’ written notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

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

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

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

The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine. If the directors were to refuse (or suspend) a transfer, then the directors should provide the transferor and transferee with a notice providing their reasons for the suspension. The directors can only refuse or delay the registration of a transfer of shares if the transferor has failed to pay amount due in respect of those shares.

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

Dividends

Subject to the BVI Act and our Memorandum and Articles of Association, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the ’solvency test’. A company will satisfy the solvency test if (i) the value of the company’s assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company’s failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

Share repurchases

As Permitted by the BVI Act and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us provided that, immediately following the repurchase or redemption, we are satisfied we will pass the aforementioned solvency test.

We will require member consent before any share can be purchased, redeemed or otherwise acquired by us.

Liquidation rights

As permitted by British Virgin Islands law and our Memorandum and Articles of Association, a voluntary liquidator may be appointed under Part XII of the BVI Act if we satisfy the solvency test (as aforementioned save that it is satisfied if assets equal or exceed liabilities).

Board of directors

We are managed by a board of directors which currently consists of six directors.

Our shareholders may, pursuant to our Memorandum and Articles of Association, by resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution of shareholders at any time remove any director before the expiration of his or her period of office with or without cause, and may, pursuant to our Memorandum and Articles of Association, elect another person in his or her stead. Subject to our Memorandum and Articles of Association, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors (exclusive of alternate directors) does not at any time exceed the maximum number fixed by or in accordance with our Memorandum and Articles of Association (if any) and one third times the number of directors to have been elected at the last annual meeting of shareholders.

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

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors’ present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall not have a second or deciding vote. Our board of directors may also pass written resolutions without a meeting by a majority vote.

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

Changes in authorized shares

We are authorized to issue unlimited number of ordinary shares without par value, which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. We may by resolution:

●	consolidate and divide all or any of our unissued authorized shares into shares of a larger amount than our existing shares;

●	sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; or

●	create new classes of shares with preferences to be determined by the board of directors at the time of authorization, although any such new classes of shares may only be created with prior shareholder approval and subject to amendments to our Memorandum and Articles of Association.

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

Conflicts of interest

Pursuant to the BVI Act and the company’s memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

●	vote on a matter relating to the transaction;

●	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

●	sign a document on behalf of the company or do any other thing in his capacity as a director, that relates to the transaction.

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

Voting rights and quorum requirements

Under British Virgin Islands law, the voting rights of shareholders are regulated by the company’s Memorandum and Articles of Association and, in certain circumstances, the BVI Act. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast. Under the M&A, a resolution of shareholders requires a majority vote of those persons voting at a meeting or in the case of a written resolution of shareholders, the vote of a majority of the shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved at a duly convened and constituted meeting of the shareholders of the Company by the affirmative vote of a majority of those persons voting at a meeting or in the case of a written resolution of shareholders. The vote of a majority of the shareholders.

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

In addition, under the BVI Act, the BVI Court may, on the application of a shareholder of a company, grant leave to that shareholder to bring proceedings in the name and on behalf of that company or to intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company. In determining whether to grant leave for such derivative actions, the Court must take into account certain matters, including whether the shareholder is acting in good faith, whether the derivative action is in the interests of the company taking account of the views of the company’s directors on commercial matters and whether an alternative remedy to the derivative claim is available.

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

Indemnification

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide for the indemnification of our directors against all losses or liabilities incurred or sustained by a director as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

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

The BVI Economic Substance (Companies and Limited Partnership) Act 2018

The above legislation provides that BVI companies that carry out certain defined activities, need to take steps to establish substance in the British Virgin Islands. We are currently taking advice and will be taking whatever steps may be required to ensure that we are compliant with the above new legislation.

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

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our common shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our common shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders if we were to be classified as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or non-U.S. holder of our common shares, including, without limitation, the following:

●	a dealer in securities or currencies;

●	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

●	a financial institution or a bank;

●	an insurance company;

●	a tax-exempt organization;

●	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

●	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

●	a person liable for alternative minimum tax;

●	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares;

●	certain former U.S. citizens and residents who have expatriated; or

●	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

●	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

●	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our common shares, you should consult your tax advisor.

Passive Foreign Investment Company (PFIC)

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to related companies, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year based on our income and assets and our anticipated future operations, we were a PFIC in the fiscal 2018 and may have been PFIC in prior years and may be a PFIC in the future. We do not believe, at this time, that we will be a PFIC for the fiscal year ended March 31, 2019, due to the fact that we made the acquisition of several immune-oncology related businesses in 2018.

If we are a PFIC for any fiscal year during which a U.S. Holder holds our common shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding fiscal years during which the U.S. Holder holds our common shares, unless we cease to meet the threshold requirements for PFIC status and that U.S. Holder makes a qualifying “deemed sale” election with respect to the common shares. If such an election is made, the U.S. Holder will be deemed to have sold the common shares it holds at their fair market value on the last day of the last fiscal year in which we qualified as a PFIC, and any gain from such deemed sale will be subject to the consequences described below. After the deemed sale election, the common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our common shares by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such common shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on our common shares exceeds 125% of the average of the annual distributions on such common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

If we are a PFIC for any fiscal year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder of our common shares during such year will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. U.S. Holders should consult their tax advisers regarding the tax consequences if the PFIC rules apply to any of our subsidiaries. Alternatively, if we are a PFIC and if our common shares are “regularly traded” on a “qualified exchange,” a U.S. Holder may be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our common shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the common shares are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the common shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our common shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called “Qualified Electing Fund” election to avoid the PFIC rules regarding distributions and gain described above. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our common shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made a valid and effective QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. U.S. Holders should be aware, however, that we are not required to make this information available but have agreed to do so for our fiscal year ended March 31, 2018 for those US shareholders who ask for it. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

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

Non-U.S. Holders

If you are not a U.S. Holder, you are a “Non-U.S. Holder.”

Distributions on Our Common Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our common shares unless:

●	you conduct a trade or business in the United States and

●	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

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

Sale, Exchange or Other Disposition of Our Common Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

●	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

●	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

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

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

●	you are a corporation or other exempt recipient, or

●	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

Foreign asset reporting

Certain U.S. Holders, who are individuals, are required to report information relating to an interest in ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of ordinary shares.

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

You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov.

(I)	SUBSIDIARY INFORMATION

The documents concerning the Company’s subsidiaries referred to in this Annual Report may be inspected at the Company’s office at 47 Avenue Road, Suite 200, Toronto, Ontario, Canada, M5R 2G3.

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

The Company’s financial assets and liabilities are comprised of cash, receivable and investments in equities in private entities and, accounts payable and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

● Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

● Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

● Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

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

a. Cash– Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

b. Other receivable – The Company is exposed to credit risk attributable to customers since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL payable over the next seven years. The debtor has so far been diligent in paying the amounts on due dates and PPL management will be monitoring the matter on a regular basis.

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

Management’s Annual Report on Internal Control over Financial Reporting (ICFR)

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. As of March 31, 2019, management has not completed an effective assessment of the Company’s internal control over financial reporting based on the 2013 Committee of Sponsoring Organizations (COSO) framework. Management has concluded that as of March 31, 2019, our internal control over financial reporting was not effective.

Management identified the following material weaknesses set forth below in our internal control over financial reporting.

We did not perform an effective risk assessment or monitor internal controls over financial reporting:

●	Fair value accounting is critical to the portrayal of our financial statements. We lack the expertise needed to establish fair value estimates and currently have no controls in place to make reliable fair value estimates or monitor fluctuations in our fair value estimates

●	We lack expertise in applying complex accounting principles including those relating business combination accounting, income taxes and fair value estimates

●	The number of people we need in our accounting department and level of skill required is disproportionately low in relation to the complexity of our reporting requirements

●	Limited segregation of duties and oversight of work performed as well as lack of compensating controls in the Company’s finance and accounting functions due to limited personnel

●	There are insufficient written policies and procedures to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Management has leveraged and will continue to leverage experienced consultants to assist with ongoing IFRS and SEC compliance requirements.

Additionally, the Company retained services of a controller in January 2019 to take over some of the accounting and banking functions from the CFO. The controller reports to the CEO and CFO.

ITEM 16(A) AUDIT COMMITTEE FINANCIAL EXPERTS

The Board of Directors has determined that Mr. Steven Mintz, who is an independent director, is an audit committee financial expert as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16 (B) CODES OF ETHICS

We have adopted a Code of Ethics, which applies to all consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the fiscal 2014 annual report.

A copy of our Code of Ethics can be obtained by writing to our corporate office at 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3 attention: Chief Financial Officer.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) from any provision of its Code of Ethics.

ITEM 16 (C) PRINCIPAL ACCOUNTANT’S FEES AND SERVICES

The following outlines the expenditures for accounting fees for the last two fiscal periods ended:

March 31,	2019	2018

Audit fee	$110,000	59,234
Other services	9,000	1,584

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the auditors.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2019.

ITEM 16 (F) – CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Refer to 6-K filed on March 12, 2019 for details of change in independent public accountant for the Company.

ITEM 16 (G) – CORPORATE GOVERNANCE

Our securities are listed on the Canadian Securities Exchange and are traded in OTC markets. There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of that exchange except for proxy delivery requirements. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act. The Company solicits proxies in accordance with applicable rules and regulations in British Virgin Islands and requirements of Ontario Securities Commission and applicable CSE rules.

PART III

ITEM 17 - FINANCIAL STATEMENTS

Refer to Item 18 - Financial Statements

ITEM 18 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 - EXHIBITS

(a)	Financial Statements

(b)	Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Form F-20 filed on July 31, 2017.

4(c) (iv).1	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c) (iv).2	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c) (iv).3	2013 option plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

11.1	Charter of audit and compensation committee regarding compensation matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.2	Charter of audit and compensation committee regarding audit matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.3	Code of conduct - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2019 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 27th day of December, 2019

PORTAGE BIOTECH INC.

Per:	/s/ Ian Walters
Title:	Chief Executive Officer

Per:	/s/ Kam Shah
Title:	Chief Financial Officer

PORTAGE BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2019 AND 2018

(US Dollars in thousands)

PORTAGE BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2019 AND 2018

(US Dollars in thousands)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portage Biotech Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Portage Biotech Inc. and Subsidiaries (the “Company”) as of March 31, 2019, the related consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the year ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year ended March 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum llp
Marcum llp

We have served as the Company’s auditor since 2019

New York, NY

December 27, 2019

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

LICENSED PUBLIC ACCOUNTANTS

TORONTO ● MONTREAL

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2006.

/s/ Schwartz Levitsky Feldman llp

Toronto, Ontario	Chartered Accountants
July 26, 2018	Licensed Public Accountants

PORTAGE BIOTECH INC.

Consolidated Statements of Financial Position

(US Dollars in 000’s)

As at March 31,	Notes	2019	2018

Assets
Current
Cash and cash equivalents		$6,166	$7,520
Prepaid expenses and other receivable	4	282	44
Investment in marketable equity securities	6	103	52
		6,551	7,616
Long-term assets
Long term portion of other receivable	4	45	56
Convertible note receivable	5	-	950
Investment in associate	7	1,207	681
Investments in private companies	9	5,200	700
Goodwill	10	43,324	-
In-process research and development	10	117,388	-
Total assets		$173,715	$10,003
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	11	$1,107	$127
Unsecured notes payable	12	663	-
Warrant liability	12	24	24
		1,794	151
Non-current liabilities
Unsecured notes payable	12&23	3,000	233
Deferred tax liability	10 &15	20,364	-
		23,364	233
Total liabilities		$25,158	$384
Equity
Capital stock	13	116,237	23,654
Stock option reserve	14	324	267
Accumulated other comprehensive income		82	32
Accumulated deficit		(16,969)	(14,334)
Total equity attributable to owners of the Company		99,674	9,619
Non-controlling interest		48,883	-
Total equity		148,557	9,619
Total liabilities and equity		$173,715	$10,003
Commitments and Contingencies (Note 17)

On behalf of the Board	“ Kam Shah”	Director	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(US Dollars in 000’s)

Years ended March 31,	Notes	2019	2018	2017

Expenses

Research and development		$762	$561	$32,450

Consulting fees	18	1,621	1,335	1,923

Professional fees		247	215	634

Other operating costs		134	124	492
Loss from operations		(2,764)	(2,235)	(35,499)

Realized gain on investment in Biohaven Pharmaceuticals Holding Company Ltd. (Biohaven)	6	-	126,000	-
Gain on restating retained interest in associate at fair value		-	-	49,864
Share of losses of associates accounted for using equity method	7	(162)	-	(14,461)
Foreign exchange transaction loss		(691)	-	-
Interest income		111	-	-
Interest expense		(88)	(24)	(545)

Net (loss) income		(3,594)	123,741	(641)
Other comprehensive income
Realized gains transferred to retained earnings upon disposal of investment	6	-	(24,515)	-
Unrealized gain on investment in Biohaven	6	50	-	24,547
Total comprehensive (loss) income for year		$(3,544)	$99,226	$23,906

Net (loss) income attributable to:
Owners of the Company		$(2,635)	$123,741	$16,299
Non-controlling interest		(959)	-	(16,940)
		$(3,594)	$123,741	$(641)
Comprehensive (loss) income attributable to:
Owners of the Company		$(2,585)	$99,226	$40,846
Non-controlling interest		(959)	-	(16,940)
		$(3,544)	$99,226	$23,906
Basic and diluted (loss) income per share	16
Basic		$(0.00)	0.46	$0.06
Diluted		$(0.00)	$0.46	$0.06
Weighted average shares outstanding	16
Basic		481,987	267,796	254,053
Diluted		481,987	269,642	272,193

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity

For the Years ended March 31, 2019, 2018 and 2017

(US Dollars in 000’s)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Equity Attributable to Owners of Company	Non-controlling interest	Total Equity
					000$
Balance, April 1, 2016	253,439	$17,055	$5,076	$2,756	$-	$(14,618)	$10,269	$2,060	$12,329

Share based compensation	-	-	404	-	-	-	404	-	404

Value of shares issued as compensation	7,250	1,305	-	-	-	-	1,305	-	1,305

Unrealized gain on investment, available for sale	-	-	-	-	24,547	-	24,547	-	24,547

Loss of control of subsidiary	-	-	(3,774)	(2,756)	-	13,300	6,770	14,880	21,650

Net income (loss) for year	-	-	-	-	-	16,299	16,299	(16,940)	(641)
Balance, March 31, 2017	260,689	$18,360	$1,706	$-	$24,547	$14,981	$59,594	$-	$59,594

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity: (Cont’d)

For the Year ended March 31, 2019, 2018 and 2017

(US Dollars in 000’s)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Equity Attributable to Owners of the Company	Non-controlling interest	Total Equity

Balance, April 1, 2017	260,689	$18,360	$1,706	$-	$24,547	$14,981	$59,594	$-	$59,594

Share based compensation	-	-	193	-	-	-	193	-	193

Options exercised	18,471	4,358	(1,632)	-	-	-	2,726	-	2,726

Value of shares issued as compensation	1,560	936	-	-	-	-	936	-	936

Realized gain transferred to income on disposition of Biohaven shares by sale and stock dividend	-	-	-	-	(24,515)	-	(24,515)	-	(24,515)

Stock dividend of Biohaven shares	-	-	-	-	-	(153,056)	(153,056)	-	(153,056)

Net income for year	-	-	-	-	-	123,741	123,741	-	123,741
Balance, March 31, 2018	280,720	$23,654	$267	$-	$32	$(14,334)	$9,619	$-	$9,619

Unrealized gain on investment in Biohaven	-	-	-	-	50	-	50	-	50

Shares issued on acquisition of SalvaRx Ltd.	805,070	92,583	-	-	-	-	92,583	-	92,583

Fair value of acquired subsidiaries attributable to non-controlling interest on acquisition	-	-	-	-	-	-	-	48,731	48,731

Share based compensation	-	-	57	-	-	-	57	1,111	1,168

Net loss for year	-	-	-	-	-	(2,635)	(2,635)	(959)	(3,594)
Balance, March 31, 2019	1,085,790	$116,237	$324	$-	$82	$(16,969)	$99,674	$48,883	$148,557

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows

(US Dollars in 000’s)

For the years ended March 31,	2019	2018	2017

Cash flows from operating activities
Net (loss) income for year	$(3,594)	$123,741	$(641)
Adjustments for non-cash items:
Share based compensation expensed as consulting fee	1,148	1,129	1,697
Realized gain on investment, available for sale	-	(126,000)	-
Change in fair value of warrant liability classified within interest	-	7	-
Gain on investment at date of loss of control of subsidiary	-	-	(49,863)
Share of losses of associates accounted for using equity method	162	-	14,461
Share based compensation expensed as research and development	20	-	12
Foreign exchange transaction loss	691	-	-
Subsidiary’s expenses to date of deconsolidation	-	-	33,064
Net change in working capital components
Prepaid expenses and other receivable	352	32	140
Accounts payable and accrued liabilities	363	18	(191)
	(858)	(1,073)	(1,321)
Cash flows from investing activities
Cash from SalvaRx acquisition (note 10)	1,192	-	-
Cash retained by on deconsolidated subsidiary	-	-	(3,409)
Proceeds from sale of investment, available for sale	-	7,289	-
Investment in associate	(688)	(681)	-
Purchase of notes receivable issued by SalvaRx Ltd. prior to the acquisition by Portage	(950)	(950)	-
	(446)	5,658	(3,409)
Cash flows from financing activities
Proceeds from exercise of stock options	-	2,726	-
Proceeds from issuance/(repayment) of notes payable	(50)	50	200
	(50)	2,776	200
(Decrease) Increase in cash and cash equivalents during year	(1,354)	7,361	(4,530)
Cash and cash equivalents at beginning of year	7,520	159	4,689
Cash and cash equivalents at end of year	$6,166	$7,520	$159
Supplemental disclosures of non-cash investing and financing activities

Fair value of shares issued to acquire SalvaRx Ltd.	$92,583	$-	$-

Unrealized gain on investment in Biohaven	$50	$-	$-
Effective settlement of convertible notes issued by SalvaRx Ltd. upon acquisition by Portage	$1,963	$-	$-
Fair value of Biohaven shares distributed as a property dividend	$-	$177,571	$-

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

1.	NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with the Ontario Securities Commission on the Canadian Stock Exchange under the symbol PBT-U and US Securities and Exchange Commission on the OTC market under the symbol PTGEF.

The Company is engaged in the business of researching and developing pharmaceutical and biotechnology products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company seeks to sell or license the products to large pharmaceutical companies for further development and commercialization.

Recent Developments:

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 805,070,067 common shares of the Company (the “SalvaRx Acquisition”). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five investees and subsidiaries: IOX Therapeutics Ltd (“IOX”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics Inc. (“Intensity”), Saugatuck Therapeutics Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc (“Rift”). In connection with the SalvaRx Acquisition, the Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs. See Notes 2 (b) and 10.

Liquidity and Capital Resources:

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2019, the Company had cash of approximately $6.2 million, working capital of approximately $4.8 million and an accumulated deficit of approximately $17.0 million.

The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company’s operations or ability to enter into certain transactions.

The Company’s current cash is sufficient to fund operations for at least the next 12 months because the Company extended the maturity date of $3.4 million of principal and interest on the SalvaRx Notes to 2021 and can defer discretionary research and development and cash compensation by approximately $1.4 million. However, the Company will need to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and seek regulatory approvals for the Company’s existing and new product candidates. If such funding is not available or not available on terms acceptable to the Company, the Company’s current development plan and plans for expansion of its general and administrative infrastructure may be curtailed.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

2.	BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee. Certain reclassifications have been made to prior years to conform with current year presentation.

These consolidated financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value (see Note 20).

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors on December 23, 2019.

(b)	Consolidation

The consolidated financial statements include the accounts of the Company and,

a.	Portage Services Ltd., a wholly-owned subsidiary incorporated in Ontario on January 31, 2011.
b.	Portage Pharmaceuticals Ltd. (“PPL”) a wholly-owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.
c.	EyGen Limited, (“EyGen”) which is a wholly-owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.
d.	SalvaRx Limited (“SalvaRx”), a wholly-owned subsidiary, incorporated on May 6 2015 in the British Virgin Islands.
e.	Portage Glasgow Ltd (“PGL”), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.
f.	IOX, a United Kingdom based immune-oncology company, a 60.49% subsidiary incorporated in the United Kingdom on February 10, 2015.
g.	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands.

All inter-company balances and transactions have been eliminated on consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interest represents the 39.51% shareholder ownership interest in IOX and the 30% shareholder ownership interest in Saugatuck which are consolidated by the Company.

(c)	Functional and presentation currency

The majority of the Company’s functional and presentation currency is US Dollars.

(d)	Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

2.	BASIS OF PRESENTATION (cont’d)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share- based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments and the determination of the accounting acquirer and acquiree in the business combination accounting.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, which have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Financial instruments

i) Financial assets

Classification

Upon the initial recognition of a financial assets, the financial assets are classified as one of the following measurement methodologies: (a) amortized cost, (b) fair value through other comprehensive income (FVTOCI), or (c) fair value through profit or loss (FVTPL). Subsequent measurement will be based on the initial classification of the financial assets.

The classification of a financial asset at initial recognition depends on the Company’s business model for managing the financial asset and the financial asset’s contractual cash flow characteristics.

In order for a financial asset to be measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

-	Financial assets at amortized cost (debt instruments)
-	Financial assets at FVTOCI
-	Financial assets at FVTPL

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective of holding the financial asset in order to collect contractual cash flows and;

-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to a period impairment review. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets classified at amortized cost includes other receivable and convertible note receivable (see Note 5).

Financial assets designated at fair value through OCI (equity instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

The Company irrevocably elected to classify its investments in Biohaven Pharmaceuticals Holding Company ltd (Biohaven), Sentien and Intensity as FVTOCI.

Financial assets at fair value through profit or loss

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured FVTPL, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

ii) Financial liabilities

The Company’s financial liabilities include accounts payable which approximates fair value due to their short maturity and unsecured notes payable assumed in the SalvaRx Acquisition. The unsecured notes payable assumed in the SalvaRx Acquisition are recorded at fair value on the acquisition date. (see Notes 10 and 12).

Warrant liability and note payable

During the year ended March 31, 2017, the Company’s subsidiaries, PPL and EyGen, issued notes with warrants (see Note 12). The warrants which are exercisable for common shares of PPL and EyGen respectively.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Accordingly, at inception a portion of the proceeds was allocated to the fair value of the warrants and the remainder is recorded as a note payable.

At subsequent balance sheet dates the fair value of the warrant is remeasured with movements in the fair value recorded in profit or loss. The loan is recorded at amortized cost and is accounted for using the effective interest method.

In connection with the acquisition of SalvaRx (see Notes 10 and 12), the Company acquired notes payable and associated warrants which were recorded at fair value on the date of the acquisition.

Impairment of financial assets

IFRS 9 requires the Company to recognize an allowance for expected credit losses (“ECLs”) for all debt instruments and investments not held at fair value through profit or loss and contract assets. For intangible assets, at the end of each reporting period and whenever there is an indication that the intangible asset may be impaired, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

The Company assessed at the end of each reporting period whether there was objective evidence that a financial asset was impaired. The Company recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

Foreign currencies

The functional and presentation currency of the Company and its subsidiaries (note 2(b)) is the US dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the period. Foreign currency differences arising on retranslation are recognized in income or loss.

The effect of exchange rates on our foreign currency-denominated asset and liability balances are recorded as foreign currency transaction losses in the determination of net income (loss).

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and on-demand deposits that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. The Company does not have any cash equivalents for the years ended March 31, 2019 and 2018.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets acquired in business combinations

Intangible assets acquired in business combinations that are separable from goodwill are recorded at their acquisition date fair value. Subsequent to initial recognition, intangible assets acquired in business combinations are reported net of accumulated amortization and any impairment losses.

Impairment of indefinite life intangible assets other than goodwill

At the end of each annual reporting period and whenever there is an indication that an indefinite life intangible asset may be impaired, the Company reviews the carrying amounts of such intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of impairment loss (if any). When it is not possible to estimate the recoverable amount of any individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units (“CGU” or “CGUs”), or the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Share-based payments

The Company determines the fair value of share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model at the grant date. Assumptions for the Black-Scholes model are determined as follows:

●	Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the life sciences industry.

●	Expected Term. The Company used historical experience.

●	Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of the Company’s stock option grants.

●	Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Share-based payments to employees, officers and directors are recorded and reflected as an expense over the vesting period with a corresponding increase in the stock option reserve. On exercise, the associated amounts previously recorded in the stock option reserve are transferred to common share capital.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(Loss) Income per Share

Basic (loss) income per share is calculated by dividing net (loss) income (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Diluted (loss) Income per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised into common shares using the treasury stock method and convertible debt were converted into common shares using the if-converted method. Diluted (loss) income per share is calculated by dividing net (loss) income applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share (see

Note 16).

Investment in private companies

The investment is comprised of shares of private companies that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method. See Note 9.

Investments in associates and joint ventures

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The results and assets and liabilities of associates and joint ventures are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost from the date the investee becomes an associate or a joint venture and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate or a joint venture exceed the Company’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate or joint venture), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that

The Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate or joint venture is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within ‘Share of profit of an associate and a joint venture’ in the statement of profit or loss.

Research and Development Expenses

(i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically, and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. During the period of development, the asset is tested for impairment annually.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in income or loss as incurred.

(iii)	Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Determination of fair value

A number of the Company’s accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. When applicable, further information about the assumptions made in determining fair values is disclosed in Note 20 and other footnotes that specifically relate to assets or liabilities measured at fair value.

Income Tax

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases.

Deferred income tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted and applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in profit or loss in the year of change. Deferred income tax assets are recorded when their recoverability is considered probable and are reviewed at the end of each reporting period.

Business Combinations

Business combinations are accounted for using the acquisition method as of the date when control transfers to the Company. The total purchase price less the fair value of non-controlling interest is allocated to the acquired net tangible and intangible assets and liabilities assumed at fair value.

Transaction costs that the Company incurs in connection with a business combination are expensed as incurred.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity and the amount recognized for non-controlling interests over the fair value of the net identifiable assets acquired and liabilities assumed. Goodwill is allocated to the CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Adoption of New Standards

IFRS 9 - Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements on how an entity should classify and measure financial assets, financial liabilities, replaces the rules for impairment of financial assets, and amends the requirements for hedge accounting. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. As a result of adopting IFRS 9, the Company’s investment in Sentien, a private company, was required to be measured at fair value. IFRS 9 contains guidance on when cost may be the best estimate of fair value and also when it might not be representative of fair value. The Company has irrevocably elected to present fair value gains and losses on its private investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss. At transition its private company investment was transferred from a measurement basis of cost to fair value through OCI, there was no impact as the private investments cost approximated its fair value upon adoption. The Company did not have any other material impacts upon adoption. Therefore, no cumulative effect adjustment has been made to the opening balance of the accumulated deficit.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective for annual reporting periods beginning on or subsequent to January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The adoption of this standard will not have a material impact on the Company’s financial statements.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Prepayment Features with Negative Compensation (Amendments to IFRS 9)

Amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. The amendment is effective to annual reporting periods beginning on or subsequent to January 1, 2019. The Company does not believe that the above standard will have any impact on its financial statements.

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

Clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendment is effective to annual reporting periods beginning on or subsequent to January 1, 2019. The adoption of this standard will not impact the Company’s financial statements as all associates and joint ventures use the equity method.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company does not believe that the above amendment will have any material impact on its financial statements.

Amendments to IAS 23 Borrowing Costs: Annual Improvements to IFRS 2015 – 2017 Cycle

The amendment specifies that when determining the weighted average borrowing rate for purposes of capitalizing borrowing costs, the calculation excludes borrowings which have been made specifically for the purposes of obtaining a qualifying asset, but only until substantially all the activities necessary to prepare the asset for its intended use or sale are complete. The new standard is effective to annual reporting periods beginning on or subsequent to January 1, 2019. The Company does not believe that the above amendment will have any impact on its financial statements.

Amendments to IAS 12 Income Taxes: Annual Improvements to IFRS 2015 – 2017 Cycle

The amendment specifies that the income tax consequences on dividends are recognized in profit or loss, other comprehensive income or equity according to where the entity originally recognized the events or transactions which generated the distributable reserves. The new standard is effective to annual reporting periods beginning on or subsequent to January 1, 2019. The Company does not believe that the above amendment will have any impact on its financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Amendments to IFRS 3: Business Combinations: Annual Improvements to IFRS 2015 – 2017 Cycle

The amendment clarifies that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. The new standard is effective to annual reporting periods beginning on or subsequent to January 1, 2019. The Company does not believe that the above amendment will have any impact on its financial statements.

4.	PREPAID EXPENSES AND OTHER RECEIVABLE

	2019	2018
Year ended March 31,	in 000’$	in 000’$
Prepaid expenses	19	16
R&D credits	208	-
Other receivables	55	28
	$282	$44

In October 2016, the Company’s wholly-owned subsidiary, PPL agreed to a settlement of $120,000 for a claim made against a supplier. As of March 31, 2019, the Company received $63,750. The remaining balance is payable in five annual instalments of $11,250. Accordingly, $11,250 is classified as a current asset within other receivables and the non-current portion of $45,000 is classified as a long-term asset ($56,250 classified as a long-term asset and $11,250 classified as a current asset as at March 31, 2018).

5.	CONVERTIBLE NOTE RECEIVABLE

On March 7, 2018, the Company invested $950,000 in a convertible notes (the “Notes”) issued by IOX in U.S. dollars. On December 3, 2018, the Company invested an additional $950,000 in IOX. The Notes carry interest at 7% accruing daily and mature within twelve months of their issuance. The Company can convert the notes and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion on a qualifying event, being IOX raising $2 million or a sale of the Company per the agreement. Conversion price will be the price at which the money was raised discounted by 25%. IOX has the right to repay the Notes together with accrued interest at any time.

As a result of the SalvaRx Acquisition, IOX has become a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3 – Business combinations, the fair value, including interest receivable, of the Notes are effectively settled upon the business combination and the fair value of the Notes is additional consideration (see Notes 10 and 12). The Company utilized a Monte Carlo Simulation model, which incorporates significant inputs that are not observable in the market, and thus represents a Level 3 measurement. The unobservable inputs utilized for measuring the fair value of the of the Notes reflect management’s own assumptions about the assumptions that market participants would use in valuing the Notes as of the acquisition date. The Company determined the fair value of the Notes of approximately $2.0 million by using the following key inputs to the Monte Carlo Simulation Model:

Risk free discount rate	3%
Risk free interest rate	1%
Volatility	80%
Dividend yield	Nil

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

6.	INVESTMENT IN BIOHAVEN

As of February 15, 2017, the Company held 6,341,500 shares of Biohaven Pharmaceutical Holdings Company Ltd. (“Biohaven”) that is being accounted for as available for sale securities following its loss of control, as a subsidiary.

The Company currently accounts for its investment in Biohaven as a financial asset classified as FVTOCI. Biohaven is listed and began trading on New York Stock Exchange effective May 4, 2017.

On January 16, 2018, the Company distributed 6,102,730 shares of its Biohaven stock as a property dividend, on a pro-rata basis, to the shareholders of the Company’s ordinary shares. The Company’s ordinary shareholders of Portage ordinary shares received one (1) common share of Biohaven as a dividend for each forty-six (46) outstanding ordinary shares of the Company owned as of January 5, 2018, the Record Date. No fractional shares, or cash in lieu of fractional shares, were distributed. In accordance with IFRIC 17.

Between January 3, 2018 and February 1, 2018, the Company sold 236,770 of the Biohaven shares in the open market for an average price of $30.79 per share for total proceeds of $7.3 million.

As at March 31, 2019 and 2018, the fair value of the 2,000 share investment in Biohaven was $102,940 (at a quoted market price of $51.47 per share) and $52,520 (at a quoted market price of $25.76 per share), respectively. The unrealized gain of $50,420 is included in unrealized gain on investment in Biohaven in the accompanying statement of operations and other comprehensive income (loss) for the year ended March 31, 2019.

The following table is a rollforward of the investment in Biohaven as of March 31, 2108 and 2019 (in 000’s):

Balance at March 31, 2017	$58,913
Realized gain on investment	126,000
Realized gain transferred to income on disposition of shares	(24,515)
Proceeds from sale of investment	(7,289)
Property dividend of Biohaven shares	(153,056)
Balance at March 31, 2018	53
Unrealized gain on investment	50
Balance at March 31, 2019	$103

7.	INVESTMENT IN ASSOCIATE

The following table is a rollforward of the investment Stimunity S.A. as of March 31, 2108 and 2019 (in 000’s):

As at April 1, 2017	$-
Initial investment	681
Share of losses	-
As at March 31, 2018	681
Additional investment	688
Share of losses	(162)
As at March 31, 2019	$1,207

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

7.	INVESTMENT IN ASSOCIATE (cont’d)

Details of the Company’s associate as of March 31, 2019 and 2018 are as follows:

Name	Principal Activity	Place of Incorporation and principal place of business	Voting rights held as at March 31, 2019	Voting rights held as at March 31, 2018
Associate: Stimunity S.A.	Biotechnology	Paris, France	36.5%	27.4%

The abovementioned associate is accounted for using the equity method in these consolidated financial statements.

On February 28, 2018, the Company made an initial investment of €0.5 million ($0.7 million) by subscribing to 3,780 new Class A shares of Stimunity SAS (“Stimunity”), a French simplified joint stock company located and operating in Paris, France, for a 27% equity interest. One of the three directors on the Board of Directors is represented by Portage. The management of Stimunity is controlled by the two other founding shareholders of Stimunity. Management has evaluated the Company’s investment and concluded that Portage has significant influence and therefore its investment in Stimunity is accounted for using the equity method.

Portage also committed to a second investment in the amount of €1.5 million ($1.9 million) (the “Stimunity Commitment”) by subscribing to 4,140 new ordinary shares at a price of €363 per share, upon Stimunity successfully completing agreed milestones (the “Milestones”). On March 25, 2019, the Company made an additional discretionary investment of €0.6million ($0.7 million) by subscribing to 1,945 ordinary shares at a price of €308.55 per share, increasing its ownership to approximately 37%. No milestones were completed as at March 31, 2018. As of March 31, 2019, the Milestones have not been achieved, thus the Company has not made any payments for the Stimunity Commitment.

Under the shareholders agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right or (b) any dilutive issuance.

The following table illustrates the summarized financial information of the Company’s investment in Stimunity S.A (in millions):

	March 31, 2019	March 31, 2018
	Unaudited	Unaudited
Current assets	$1.1	$0.7
Non-current assets	-	-

Current liabilities	0.3	0.1
Equity	0.9	0.6

Company’s share of equity -36.5% and 27.4%	$0.3	$0.2

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

7.	INVESTMENT IN ASSOCIATE (cont’d)

	For the year ended March 31, 2019	For the year ended March 31, 2018
	Unaudited	Unaudited

Revenue	$0.2	$-

Income (loss) from operations	$(0.5)	$-

Net loss	$(0.5)	$-

8.	INVESTMENT IN PGL

On January 31, 2018, the Company’s wholly owned subsidiary, PPL, purchased 650 ordinary shares of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at £0.01 per share for a total consideration of £6.50 ($9.11). PPL’s ownership comprised 65% of the issued ordinary shares in PGL. PPL’s Chief Executive Officer (“CEO”) is also the chairman of the board of directors of PGL which currently consists of two persons. PGL is therefore considered a subsidiary and consolidated.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with a minimum drawdown of £50,000 ($70,075) and maximum drawdown of £250,000 ($350,375) during any three-month period. Interest will be at 7% accruing on a monthly basis and the facility is repayable within nine years from the date of the agreement. The outstanding loan with accrued interest can be converted into ordinary shares of PGL to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million), will require the loan to be mandatorily converted as per the terms of conversion described above. As at March 31, 2018, there was no drawdown against this facility. The total drawdown during the year ended March 31, 2019 amounted to $45,378.

PPL is also committed to providing a contribution of £33,419 ($46,837) payable in instalments of £11,140 ($15,606) per year for tuition expenses with the University of Glasgow (see note 17). One instalment of $15,606 was made in 2018. The 2019 installment of $15,606 has been accrued but not paid.

9.	INVESTMENTS IN PRIVATE COMPANIES

	2019	2018
Year ended March 31,	in 000’$	in 000’$
Sentien Biotechnologies Inc. (“Sentien”)	700	700
Intensity	4,500	-
	$5,200	$700

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

9.	INVESTMENTS IN PRIVATE COMPANIES (cont’d)

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien (“Preferred Stock”), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien on a fully diluted basis as at March 31, 2019 and 2018, respectively. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. In accordance with the guidance in IFRS 9 regarding when cost may be the best estimate of fair value, Sentien is recorded at cost (see Note 3).

Intensity

In connection with the SalvaRx Acquisition, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, for 1 million shares, or a 7.5% equity interest in Intensity (see Note 10). The investment was recorded at fair value (which approximates cost) at the acquisition date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

10.	ACQUISITION AND BUSINESS COMBINATION

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited, a Company incorporated in the British Virgin Islands on May 6, 2015 and formed for the purposes of investing in and acquiring businesses focused on novel cancer immunotherapies and to develop clinical proof of concept, in exchange for 805,070,067 common shares of the Company (the “SalvaRx Acquisition”). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. Shares issued by Portage on acquisition were valued at $92.6 million based on the market price of the Company shares of $0.115 per share on the Acquisition Date. Portage is the accounting acquirer as the controlling group of shareholders of Portage increased their holdings, retained majority of voting rights after the acquisition and the Company’s management prior to the acquisition continued as management of the combined company. Four of the Company’s Board members are also directors of SalvaRx (See Note 19). Notwithstanding the high degree of ownership between the companies, this was not considered a common control transaction as no single individual held controlling interest and no contractual arrangement exists among the group of directors.

In connection with the SalvaRx Acquisition, the Company acquired SalvaRx’s five investees and subsidiaries: IOX and Saugatuck (consolidated subsidiary with non-controlling interest), Intensity (investment in private company (see Note 9), Nekonal (joint venture with no fair value due to a dispute with Nekonal, see below), and Rift (no fair value as operations are discontinued). In connection with the SalvaRx Acquisition, the Company also acquired an option from Nekonal SARL that gives SalvaRx the right to acquire shares in Nekonal for €50 ($55 USD) per share for four years. On January 8, 2019, the acquisition date, the fair value of option was determined to be $0 due to a dispute with Nekonal.

SalvaRx and Nekonal are currently involved in a dispute regarding Nekonal’s claim that it attained a development milestone that would require SalvaRx to provide the next tranche of funding. SalvaRx claims that Nekonal committed a breach of duties and fraud on its minority shareholders with respect to its assumption that the milestone has been attained. Nekonal management has counterclaimed that SalvaRx in breach of breach of contract with respect to the funding arrangement. While litigation is threatened, no legal proceedings have been formally commenced. Nekonal has halted all development and it intends to so until this matter can be resolved. The Company and Nekonal are currently negotiating a resolution of this matter.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

10.	ACQUISITION AND BUSINESS COMBINATION (cont’d)

The acquisition of SalvaRx Limited allows the Company to acquire interest in the development of nine immune-oncology products. SalvaRx has three “in-process research and development (“IPR&D”) projects identified.

The following table summarizes the purchase price allocation to the fair value of assets acquired and liabilities assumed for SalvaRx:

In $’000s
Investment in Intensity	$4,500
Other receivable	641
Cash and cash equivalents	1,192
IPR&D	117,388
Goodwill	43,324
167,045

Trade and other payables	(625)
Notes payable	(3,370)
Convertible notes payable	(100)
Deferred tax liability, net	(19,673)
Non-controlling interest (see Note 22) (a)	(48,731)
(72,499)

Fair value of consideration	$94,546

(a)	Includes the $2.5 million for the fair value of warrants issued with the SalvaRx notes of $2.5 million (see Note 11) and $7.4 million for the fair value of the vested portion of the IOX stock options (see Note 14) that were outstanding at the time of the SalvaRx Acquisition.

The following table summarizes the fair value of consideration in the SalvaRx Acquisition:

In $’000s

Fair value of common shares of the Company	$92,583
Effective settlement of intercompany debt (see Note 5 and 12)	1,963
Fair value of consideration	$94,546

Goodwill has been recognized as a result of SalvaRx’s history of discovering and commercializing drugs in the area of cancer immunotherapy and assembled management team. The goodwill acquired is not deductible for tax purposes.

Net losses of $1.9 million from the acquired operations are included in the consolidated statements of operations and other comprehensive income.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

10.	ACQUISITION AND BUSINESS COMBINATION (cont’d)

Acquisition costs of approximately $0.1 million were incurred and recognized in professional fees in the accompanying consolidated statement of operations and other comprehensive loss for the year ended March 31, 2019.

The following table presents unaudited supplemental pro forma consolidated net income based on SalvaRx’s historical reporting periods as if the SalvaRx Acquisition had occurred as of April 1, 2018:

2019
Year ended March 31,	in 000’$
Net loss	$(5,160)
Net loss applicable to common stockholders	$(3,920)
Net loss per share, basic and diluted	$(0.01)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2019	2018
Year ended March 31,	in 000’$	in 000’$
Accounts payable	388	29
Accrued interest	523	-
Other accrued expenses	196	98
	$1,107	$127

12.	UNSECURED NOTES PAYABLE AND WARRANTS

During the year ended March 31, 2017, the Company’s subsidiaries, PPL and Eygen, commenced debt financing transactions through a private placement of unsecured notes (the “Unsecured Notes”). The aggregate principal amount of the Unsecured Notes was $250,000 at March 31, 2019 and 2018.

The Unsecured Notes bear interest at 7% per annum, payable annually on the issuance date. The Unsecured Notes are not redeemable by the Company prior to the maturity date of March 2020. In conjunction with the issuance of the Unsecured Notes, the note holders were also issued a warrant to subscribe for $7,500 new PPL or Eygen ordinary shares for every $10,000 of principal issued, respectively, provided that a certain qualifying event occurs within the three years of issuance. The warrants are only exercisable on a qualifying event and the exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place. The warrants have a three year term. Given that there was an obligation to issue a variable number of shares, the warrants were classified as financial liabilities and recorded at fair value of $24,000 in warrant liabilities in the accompanying consolidated balance sheet.

The Company did not incur financing costs in connection with this placement of notes.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

12.	UNSECURED NOTES PAYABLE AND WARRANTS (cont’d)

In connection with the SalvaRx Acquistion in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or a qualifying event), that bear interest of 7% (the “SalvaRx Notes”). As the SalvaRx Acquisition was a qualifying event, the unsecured notes became due upon the acquisition. On December 23, 2019, the maturity date of $3.0 million SalvaRx Notes was extended to 2021 (see Note 23), accordingly $3.0 million of the SalvaRx Notes are included in current liabilities. On January 8, 2019, the acquisition date, the fair value of the SalvaRx Notes was determined to be $3.4 million (see Note 10) using a 12.5% market interest rate to discount all payments of principal and interest due to the holders of such notes through the date of maturity. The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10.0 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of warrants, which are included in non-controlling interest, was determined to be $2.5 million (see Note 10) using the Black Scholes Model with the following assumptions:

Fair value of stock	$1,354.88
Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	80%
Expected life	2.6 years

In connection with the SalvaRx Acquistion in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by IOX, a wholly-owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the SalvaRx Acquisition, IOX has become a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3 – Business combinations, the fair value notes payable are effectively settled against the note receivable (see Note 5) upon the business combination and the fair value of the notes receivable is additional consideration (see Note 10). The remaining Convertible Notes issued to third parties, including the conversion option, are recorded at a fair value of $0.1 million (see Note 10) on the Acquisition Date. In each of March 2019 and December 2019, $0.05 million of the Convertible Notes mature. The holders of the Convertible Notes can convert the notes and accrued interest into ordinary shares of IOX at any time before maturity at £120 per share. There is an automatic conversion in the event IOX raises $2 million, and the conversion price will be determined based on the timing of the capital raise and the price at which the money was raised. IOX has right to repay the Convertible Notes together with accrued interest at any time.

Following is a rollforward of the notes payable and the warrant liability:

Notes payable:

	PPL	Eygen	IOX	SalvaRx	Total
	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$
Balance, April 1, 2017	$181	$-	$-	$-	$181
Additional issuance	22	23	-	-	45
Interest	7	-	-	-	7
Balance, March 31, 2018	$210	$23	$-	$-	$233

	PPL	Eygen	IOX	SalvaRx	Total
	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$
Balance, April 1, 2018	$210	$23	$-	$-	$233
Repayment	(25)	(25)	-	-	(50)
Interest	8	2	-	-	10
Fair value on acquisition	-	-	100	3,370	3,470
Balance, March 31, 2019	$193	$-	$100	$3,370	$3,663

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

12. UNSECURED NOTES PAYABLE AND WARRANTS (cont’d)

Warrant liability:

	PPL	Eygen	Total
	in 000’$	in 000’$	in 000’$
Balance, April 1, 2017	$20	$-	$20
Grants	2	2	4
Balance, March 31, 2018	$22	$2	$24

	PPL	Eygen	Total
	in 000’$	in 000’$	in 000’$
Balance, April 1, 2018	$22	$2	$24

Balance, March 31, 2019	$22	$2	$24

13.	CAPITAL STOCK

Authorized Common shares: Unlimited number of common shares without par value.

Year ended March 31,	2019		2018
	Common		Common
	Shares	Amount	Shares	Amount
	in 000’	in ‘000$	in 000’	in ‘000$
Balance, beginning of year	280,720	$23,654	260,689	$18,360
Options exercised (i)	-	-	18,471	4,358
Shares issued as compensation (ii)	-	-	1,560	936
Shares issued on acquisition of SalvaRx Limited (iii)	805,070	92,583	-	-
Balance, end of year	1,085,790	$116,237	280,720	$23,654

(i)	During the year ended March 31, 2018, 18,471,026 options were exercised for an equal number of common shares at an average exercise price of $0.15 per share for gross proceeds of $2,725,654. In addition, $1,631,734 being the value of options exercised was transferred from option reserve to capital stock. Options exercised included 13,414,789 options exercised by the directors.

(ii)	During the year ended March 31, 2018, 1,560,000 shares were issued under the Company’s 2011 Consultant Stock Compensation Plan to six consultants including 1,390,000 to five directors, for services provided. The shares were valued at $936,000 based on the market price of the Company’s common shares prevailing on the date of their issuance.

(iii)	On January 8, 2019, the Company issued 805,070,067 common shares to acquire SalvaRx (see Note 10). The total consideration of $92,583,058 was based on the quoted market price of $0.115 per share on January 8, 2019.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

14.	SHARE-BASED PAYMENT

The following table provides the activity for the Company’s stock option reserve for the years ended March 31, 2019 and 2018 (in 000’s):

	Non-Controlling Interest	Stock Option Reserve
Balance, March 31, 2017	$-	$1,706
Stock based compensation expense	-	193
Stock options exercised	-	(1,632)
Balance, March 31, 2018	-	267
Value of IOX options relating to pre-acquisition services	7,364	-
Stock based compensation expense	1,111	57
Balance, March 31, 2019	$8,475	$324

The $7.4 million fair value of vested IOX options acquired in the SalvaRx Acquisition and the stock based compensation expense for unvested options are included in non-controlling interest in the combined balance sheets as of March 31, 2019.

Stock Options

The Board of Directors of the Company (the “Board”) established a stock option plan (the “2013 Option Plan”) under which options to acquire common shares of the Company are granted to directors, employees and consultants of the Company. The maximum number of common shares issuable under the 2013 Option Plan shall not exceed 10% of the total number of issued and outstanding common shares, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If a stock option was surrendered, terminated or expired without being exercised, the common shares reserved for issuance pursuant to such stock option were available for new stock options granted under the 2013 Option Plan. The options vest on a schedule determined by the Board of Directors, generally over two to four years, and expire after five years.

As of March 31, 2019, the Board decided to discontinue the 2013 Option Plan. There are 595,974 stock options issued under this plan. No additional shares will be issued under this plan.

From time to time the Board issues stock options to acquire common shares of PPL, a wholly-owned subsidiary of the Company, are granted to directors, employees and consultants of PPL (the “PPL Option Plan”). On September 17, 2018, the Company issued 9,341 stock options to acquire up to 2% of PPL, with an exercise price of $5.35 per common share, to PPL’s CEO. The stock options vest quarterly over 4 years and expire in five years. The fair value of these stock options on the date of grant have been estimated at a fair value of $0.04 million using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	68.86%
Expected life	1826 days
Fair value of stock	US$6.27

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

14.	SHARE-BASED PAYMENT (cont’d)

In January 2019, IOX, a subsidiary of SalvaRx, was acquired by the Company as part of the SalvaRx Acquisition. Accordingly, the 2,599 stock options to acquire common shares of IOX (the “Acquired Options”) with an exercise price of £120 ($152.84) per common share, outstanding under the IOX stock option plan (“IOX Option Plan”) have been acquired by the Company. At the Acquisition Date, 1,643 of the stock options, with a fair value at the Acquisition Date of $7.4 million, are fully vested and recorded in non-controlling interest with a corresponding increase to goodwill (see Note 10). The fair value of the remaining 956 unvested stock options is $4.3 million and will be recorded as compensation expense over the remaining 3-year vesting period. $1.1 million was recorded in compensation expense for the year ended March 31, 2019. The Acquired Options have a 2.6-year weighted average remaining contractual life. Following are the weighted average assumptions used in the calculation of the fair value of the vested and unvested options on the Acquisition Date:

Assumption	Vested Options	Unvested Options
Risk free interest rate	2.6%	2.6%
Expected dividend	Nil	Nil
Expected volatility	80%	80%
Expected life	1.3 years	3.2 years
Fair value of stock	US$4,630.35	US$4,630.35

There were no other options issued under the IOX Option Plan.

The following is a summary of all outstanding stock options:

	PBI 2013 Option Plan	PPL Option Plan (Subsidiary Plan)	iOx Option Plan (Subsidiary Plan)
Balance at April 1, 2016	16,750,000	47,917	-

Granted	3,566,868	-	-

Balance as at April 1, 2017	20,316,868	47,917	-

Granted	-	-	-

Exercised	(18,471,026)	-	-

Balance as at March 31, 2018	1,845,842	47,917	-

Acquired from SalvaRx Acquisition	-	-	2,599

Granted	-	9,341	-

Cancelled	(1,250,000)	-	-

Balance as at March 31, 2019	595,842	57,258	2,599

Exercisable as at March 31, 2019	595,842	50,253	1,728

The weighted average exercise price for the stock options exercised for the year ended March 31, 2018 was $0.15 per share.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

14. SHARE-BASED PAYMENT (cont’d)

Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI		PPL		iOx
March 31,	2019	2018	2019	2018	2019
Weighted average exercise price	$0.15	$0.15	$2.83	$2.34	$152.84
Weighted average remaining contractual life (in years)	2.72	3.63	1.63	1.92	3.10

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at March 31, 2019 and March 31, 2018.

The Company recorded $1.2 million, $1.1 million and $1.7 million of compensation expense related to the stock option plans for the years ended March 31, 2019, 2018 and 2017, respectively.

Consultant Stock Plan

In March 2011 and March 2017, the Board established the 2011 Consultant Stock Compensation Plan (the “2011 Plan”) and the 2017 Stock Compensation Plan (the “2017 Plan”), respectively, under which the Company awards stock to employees, consultants and contractors as compensation.

As at March 31, 2018 and 2017, the Company had the following activity for the Consultant stock Compensation Plans:

	2011 Plan	2017 Plan
Registered	6,000,000	7,250,000
Issued to March 31, 2017	(4,438,333)	(7,250,000)
Balance as at April 1, 2017	1,561,667	-
Issued	(1,560,000)	(7,250,000)
Cancelled	(1,667)	-
Balance as at March 31, 2018	-	(7,250,000)
Balance as at March 31, 2019	-	(7,250,000)

During the year ended March 31, 2018, 1,560,000 shares were issued under 2011 Consultant Stock Compensation Plan to six consultants including 1,390,000 to five directors, for services provided. The shares fair value of $0.9 million, based on the market price of the Company’s common shares prevailing on the date of their issuance, was included in consulting fee expense for the year ended March 31, 2018.

On March 21, 2017, four of the directors were issued 7,250,000 shares under the 2017 Consultants Stock Compensation Plan in lieu of cash fee for services provided. The shares were valued at $1.3 million based on the market price of the Company’s common shares on the respective dates of grant. Since the shares were issued without any conditions of forfeiture or cancellation, the entire fair value was expensed during the year ended March 31, 2017 as consulting fee.

15.	TAXATION

The Company is a British Virgin Island corporation. The Government of the British Virgin Islands does not, under existing legislation, impose any income or corporate tax on corporations.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

15.	TAXATION (cont’d)

PGL and iOx are subject to United Kingdom taxes (“UK Taxes”). Portage Services Ltd. Is subject to taxes in Canada. Tax losses or potential tax credits for Portage Services Ltd. are insignificant.

iOx has research and development cash credits of approximately $22,000 that have been recorded for year ended March 31, 2019.

As at March 31, 2019, tax losses for IOX were approximately $2.1 million (2018: nil). Tax losses for IOX acquired in the SalvaRx acquisition were $1.5 million and tax losses subsequent to the SalvaRx acquisition were $0.6 million. Tax losses will be carried forward and are potentially available for utilization against taxable profits in future years. The Company has not recognized a deferred tax asset in respect of these tax losses as there is insufficient evidence of suitable future profit being available against which these losses can be offset. The deferred tax asset will be recognized in future periods when its recovery (against appropriate taxable profits) is considered probable.

As at March 31, 2019, iOx had a deferred tax liability of approximately $20.4 million (2018: nil). On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx. As the IPR&D process is in the UK, the deferred tax has been recorded at 17%, the rate applicable in the UK. As the deferred tax liability may be settled in the future in Great British Pounds (“GBP”), the Company increased the deferred tax liability by $0.6 million for the difference in exchange rates from 1.27 USD per GBP on January 8, 2019 to 1.31 USD per GBP on March 31, 2019.

The following is a reconciliation of the UK Taxes to the effective income tax rates for the year ended March 31, 2019:

Statutory UK income tax rate	(17.0)%
Stock-based compensation	11.4%
R&D credits	(0.2)%
Change in Valuation Allowance	5.8%
Income Taxes Provision (Benefit)	-%

At March 31, 2019, the Company’s deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following ($ in thousands):

Deferred tax assets:
Net-operating loss carryforward at acquisition date	$252
Net-operating loss carryforward post acquisition	96
Valuation allowance	(348)
Deferred tax asset, net of allowance	$-
Deferred tax liabilties:
In-process R&D	$(20,364)

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

16.	EARNINGS (LOSS) PER SHARE

Basic Earnings Per Share (“EPS”) is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	2019	2018	2017
Year ended March 31,	in 000’$	in 000’$	in 000’$
Numerator
Net income(loss) attributable to owners of the Company	$(2,217)	$123,741	$16,299
Denominator	in 000’	in 000’	in 000’
Weighted average number of shares - Basic	481,987	267,796	254,053
Diluted effect of average number of options	-	1,846	18,150
Weighted average number of shares - Diluted	481,987	269,642	272,193
Basic earnings (loss) per share	$0.00	$0.46	$0.06
Diluted earnings (loss) per share	$0.00	$0.46	$0.06

Inclusion of the Company’s 595,842 stock options in the computation of diluted loss per share for the year ended March 31, 2019 would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share for the year ended March 31, 2019.

17.	COMMITMENTS AND CONTINGENCIES

(a)	Under the terms of a License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited (“Trojan”), 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million. As at March 31, 2019, no royalties have been earned and maintenance fees are insignificant, therefore no payments have been made to Trojan.
(b)	The Company is committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity’s achievement of certain agreed milestones. As at March 31, 2019, the Company has made an additional discretionary investment of €600,129 ($688,359) toward the commitment (see Note 7).
(c)	PPL is committed to provide a loan facility to PGL of up to £1 million ($1.4 million) and studentship grants to the University of Glasgow of £22,279 ($31,224) in equal instalments over the next two years. One instalment of $15,606 was made in 2018. However, no instalments were made in 2019. See Note 8.
(d)	SalvaRx has an obligation to make further capital contribution of €0.3 million ($0.3 million) in Nekonal once certain development milestones have been achieved (see Note 10 and (e) below).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

17.	COMMITMENTS AND CONTINGENCIES (cont’d)

(e)	SalvaRx and Nekonal are currently a in disagreement regarding SalvaRx’s obligation to make the additional equity contribution described in (d), which is due upon Nekonal’s attainment of the defined milestone. In April 2019, SalvaRx asserted that management of Nekonal committed a breach of duties and fraud on its minority shareholder and Nekonal management has accused SalvaRx of breach of contract stemming from the disagreement as to whether the milestone triggering the requirement to provide funding has been met. To date, no legal proceedings have been formally commenced by either party. Research and development efforts have been suspended pending a resolution of this matter. The Company cannot predict the outcome of this matter and there is no assurance that a loss will not be incurred. (see Notes 10 and 19).

18.	CONSULTING FEES

	2019	2018	2017
Year ended March 31,	in 000’$	in 000’$	in 000’$
Cash fee to management and others	$476	$206	$226
Shares and vested Options issued to key management and directors	755	941	1,572
Shares and vested Options issued to others	390	188	125
	$1,621	$1,335	$1,923

19.	RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

On January 8,2019 the Company acquired 100% of SalvaRx Limited from SalvaRx Group plc. in exchange for 805,070,067 common shares of the Company for an aggregate consideration of US$92.6 million (see note 10). Four of the six directors of the Company are also directors of SalvaRx Group plc. The Company’s CEO is also the CEO of SalvaRx Limited and employees of the Company comprise the management team of SalvaRx Limited.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

19.	RELATED PARTY TRANSACTIONS (cont’d)

Investments

The Company has entered into related party transactions and certain services agreement with its joint venture and investments. Key management of the Company has also entered into related party transactions with the joint venture and investments. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel. The related party transactions are as follows:

Nekonal

One of the three directors on the Board of Directors of Nekonal is represented by Portage. Under the terms of the Nekonal Agreement, SalvaRx invested an initial €600,000. €300,000 was invested to further the drug development efforts of Nekonal’s technology in cancer immunotherapy. Of the investment €50,000 was paid to each of SalvaRx and Nekonal SARL for fees called for under the services agreements with SalvaRx (management fees) and Nekonal SARL (scientist fees), respectively, for labor fees. The remainder of €200,000 is used for materials in the labs. Additionally, the CEO of the Company is also the CEO of Nekonal and employees of the Company comprise the management team of Nekonal under the service agreement for management services.

Stimunity

One of the three directors on the Board of Directors of Stimunity is represented by Portage (see Note 7).

IOX

Two of the five directors on the Board of Directors of IOX is represented by Portage. Additionally, Portage has an observer on the Board of IOX. The CEO of the Company is also the CEO of IOX and employees of the Company comprise the management team of IOX (see Note 10).

Saugatuck

One of the three directors on the Board of Directors of Saugatuck is represented by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and employees of the Company comprise the management team of Saugatuck (see Note 10).

Intensity

One of the four directors on the Board of Directors of Intensity is represented by Portage. Additionally, the CEO of the Company is an officer and employee of Intensity (see Note 9).

PGL

On January 31, 2018, the Company’s wholly-owned subsidiary, PPL, acquired 650 ordinary shares, or 65%, of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at less than $0.01 per share for a total consideration of $9.11. PPL’s CEO is also the chairman of the two-person board of directors of PGL (see Note 8).

Prepaid expenses and other receivables include amounts due from a joint venture of $73,412 (2018: $nil). The amount is interest free and repayable on demand (see note 7).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

19.	RELATED PARTY TRANSACTIONS (cont’d)

Unsecured Notes Payable/Convertible Notes

On March 7, 2018, the Company invested in convertible notes from IOX. On December 3, 2018, the Company invested an additional $950 in IOX (the “Convertible Notes Receivable”). As a result of the SalvaRx Acquisition, IOX has become a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3 – Business combinations, the fair value notes receivable are effectively settled upon the business combination and the fair value of the notes receivable is additional consideration (see Notes 5, 10 and 12).

The Unsecured Notes and the SalvaRx Notes include notes of the original amount of approximately $3.2 million issued to directors of the Company (see Note 11).

Related party transactions have been listed above, unless they have been disclosed elsewhere in the consolidated financial statements.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The following table summarizes the Company’s financial instruments as at March 31, 2019:

	Amortized cost	Fair value to other comprehensive income
Financial Assets	In ‘000s	In ‘000s
Cash and cash equivalents	$6,166	$-
Prepaid expenses and other receivables	$282	$-
Investment	$-	$103

	Amortized cost	FVTPL
Financial Liabilities	In ‘000s	In ‘000s
Accounts payable and accrued liabilities	$1,107	$-
Unsecured notes payable	$3,663	$-
Warrant liability	$-	$2,475

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d)

The following table summarizes the Company’s financial instruments as at March 31, 2018:

	Amortized cost	Fair value to other comprehensive income
Financial Assets	In ‘000s	In ‘000s
Cash and cash equivalents	$7,520	$-
Prepaid expenses and other receivables	$44	$-
Investment	$-	$52

	Amortized cost	Fair value to profit and loss account
Financial Liabilities	In ‘000s	In ‘000s
Accounts payable and accrued liabilities	$127	$-
Unsecured notes payable	$233	$-
Warrant liability	$-	$24

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

●	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

●	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

●	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on quoted market price of $51.47 per share (Level 1).

The investment in Nekonal and the option in Nekonal has been listed at a $0 fair value (see Note 10).

Investment in Sentien: fair value of the asset is determined by considering other comparable equity funding transactions by Sentien with unrelated investors. (Level 3).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d)

Investment in Intensity: The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors. (Level 3).

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3). See Note 12.

There have been no transfers between levels of the fair value hierarchy for the years ended March 31, 2019 and 2018.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the statement of financial position.

Cash– Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivable – The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4), payable over the next six years. The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

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

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2019 and 2018

21.	CAPITAL MANAGEMENT

The Company considers the items included in Equity as capital. The Company had payables and accrued expenses of approximately $ 1.1 million as at March 31, 2019 (approximately $ 0.1 million as at March 31, 2018) and current assets, primarily in cash, of approximately $6.6 million (approximately $7.6 million as at March 31, 2018). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As at March 31, 2019, the shareholders’ equity was approximately $146.9 million (approximately $ 9.6 million as at March 31, 2018), $6.2 million ($7.5 million as at March 31, 2018) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2019 and March 31, 2018.

22.	NON-CONTROLLING INTEREST

	PGL	SalvaRx	IOX	Saugatuck	Total
	in 000’s$	in 000’s$	in 000’s$	in 000’s$	in 000’s$
Balance as of April 1, 2018	$-	$-	$-	$-	$-
Acquisition date fair values of non-controlling interests in subsidiaries	-	-	38,826	90	38,916
Fair value:
SalvaRx warrants vested upon acquisition	-	2,451	-	-	2,451
Vested portion of IOX stock options	-	-	7,364	-	7,364
Stock based compensation expense	-	-	1,111	-	1,111
Net loss attributable to non-controlling interest	(31)	-	(925)	(3)	(959)
Non-controlling interest at March 31, 2019	$(31)	$2,451	$46,376	$87	$48,883

23.	EVENT AFTER THE BALANCE SHEET DATE

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), a wholly-owned subsidiary of Fast Forward. Portage has agreed to pay US $1,298,061 for IHL through the issuance of 12,980,610 common shares. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction will increase Portage’s ownership to 1,288,458 shares of Intensity (approximately 9.7% of the outstanding shares of Intensity) (see Note 9).

On December 23, 2019, the maturity date of $3.0 million SalvaRx Notes was extended to 2021. See Note 12.