Form 20-F
period 2020-03-31
PORTAGE BIOTECH INC.
filed 2020-08-18
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

For the transition period from ______________ to __________________

Commission file number: 0-30314

Portage Biotech Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110.
(Address of principal executive offices)

c/o Portage Services Ltd, Ian Walters, 203.221.7376

6 Adelaide Street East Suite 300. Toronto, Ontario, Canada M5C 1H6
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares)  as of the close of the period covered by the annual report.  Ordinary shares without par value - 11,775,791 as at July 10, 2020

Indicate by check mark if the registrant is a well-known seasoned issuer, defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by checkmark Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17:               Item 18:

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ii

iii

FORWARD LOOKING STATEMENTS

This annual report includes "forward looking statements". All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

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

Unless the context indicates otherwise the terms "Portage Biotech Inc." the "Company", "Portage", "we", "us", "our" are used interchangeably in this Annual Report and mean Portage Biotech Inc. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status:

Portage Biotech Inc., is a British Virgin Islands (BVI) company pursuant to the Certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. More than 60% of our ordinary shares was held by non-United States citizens and residents as of September 30, 2019, being its latest second quarter end. The majority of our directors and officers are non-United States citizens or residents, our business is administered outside the United States, and majority of our assets are located outside the United States; As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our ordinary shares using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in United States dollars ("US $") and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee.

All dollar amounts set forth in this report are in US dollars, except where otherwise indicated.

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report

ITEM 3 - KEY INFORMATION

(A)	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2020, 2019 and 2018, and the Balance Sheet data as of March 31, 2020 and 2019 are derived from our audited Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected Operations Data for the Years ended March 31, 2017 and 2016 and the Balance Sheet data as of March 31, 2018, 2017 and 2016 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data -

Year ended March 31,	2020	2019	2018	2017	2016

	all amounts in 000' $ (except for per share amounts)
Net (Loss) profit before non-controlling interests	(7,249)	(3,594)	123,741	(641)	(9,195)
Net (loss) profit attributable to owners of the Company	(5,333)	(2,635)	123,741	16,299	(5,706)
Working capital	1,226	4,757	7,489	59,027	4,593
Total assets	173,714	173,715	10,003	59,904	12,629
Capital stock	117,817	116,237	23,654	18,360	17,055
Warrants	-	-	-	-	2,756
Stock option reserves	58	324	267	1,706	5,076
Equity attributable to owners of the Company	96,531	99,674	9,619	59,594	10,269
Weighted average number of shares outstanding - Basic	10,951,531	4,819,874	2,677,961	2,540,431	2,397,450
Weighted average number of shares outstanding - diluted	10,951,531	4,819,874	2,696,423	2,721,933	2,397,450
Net income (loss) per share - Basic	$(0.37)	$(0.55)	$46.21	$6.00	$(2.00)
Net income (loss) per share - Diluted	$(0.37)	$(0.55)	$45.89	$6.00	$(2.00)

1. The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the fiscal years 2020, 2019, 2017 and 2016.

2. The per share data has been adjusted to reflect the reverse split of the ordinary shares effective June 5, 2020.

On January 8, 2019, the Company completed an acquisition of SalvaRx Ltd. which has been accounted using the acquisition method as explained elsewhere in this report. Fiscal 2019 amounts include the effect of acquisition accounting.

The Company has not declared or paid any dividends in any of the reporting periods presented herein except for fiscal 2018, when the Company distributed a property dividend consisting of shares of common stock of our former partially owned subsidiary, Biohaven Pharmaceuticals Holding Company Ltd. (Biohaven).

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in United States dollars. The Company's subsidiaries have transactions in Canadian Dollars and British Pounds. Currencies other than the United States Dollar have been translated into United States Dollars using rates available on Bank of Canada and Bank of England websites.

On July 10, 2020, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was approximately US$1 = CDN$1.36 and for the conversion of British pounds into United States dollars was approximately US$1=£0.79.

The following table sets out the high and low exchange rates in Canadian dollar and British pounds for one United States dollar for each of the last six months of the fiscal year

Fiscal year 2020	October	November	December	January	February	March
Canadian Dollar
High	1.33	1.33	1.33	1.32	1.34	1.45
Low	1.31	1.31	1.30	1.30	1.32	1.34
British Pounds
High	0.82	0.78	0.77	0.77	0.78	0.87
Low	0.77	0.77	0.75	0.76	0.77	0.76

The following table sets out the average exchange rates in Canadian dollar and British pounds for one United States dollar for the five most recent financial years.

Year ended March 31,	2020	2019	2018	2017	2016
Average for the year
Canadian dollar	1.33	1.31	1.28	1.31	1.31
British Pounds	.79	0.76	0.75	0.76	0.66

B)	CAPITALIZATION AND INDEBTEDNESS

Not applicable

(C)	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

(D)	RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

COVID-19 Risks Related to our Business

Government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

The jurisdictions in which we conduct our business have imposed mandates and regulations or suggested measures to counter the spread of the COVID-19 virus and control the level of the pandemic within its population and the economic activities of their respective economies. These collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and the population and economic response to the virus and the many different measures prompted by the pandemic.  The Company has been affected in a number of ways, such as the way in which it operates is headquarters operations, it deals with its scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business.  Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities.  To date, since we are mostly focused on the activities related to research and development we have not experienced the larger adverse economics of a slowed economy; however, we do expect that time lines for our research and development, clinical trials, regulatory approvals and bringing  our products to market will cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses will increase and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives.  Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to the Company.

In addition to government efforts relating to the COVID-19 pandemic, the institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

In addition to the government mandates for controlling the many different health and economic effects of the COVID-19 virus and pandemic, individual institutions with which we work, such as hospitals, laboratories and educational institutions have taken actions that will disrupt the progress of our business plans for the Company and our individual subsidiaries. For example, as hospitals cope with the need to care for COVID-19 virus patients, they have limited access or put in abeyance access for many of their other non-emergency activities such as research and continuing or commencing clinical trials.  Most educational institutions and many laboratories curtailed or limited access to their facilities in the first half of the 2020 year and are still working out how they will operate going forward; we are expecting that going forward there will be strict limitations on access to these institutions and facilities for our researchers and research partners.  Overall, changes in the way our development activities can be conducted will result in delays in our conducting research activities, carrying out clinical trials and making regulatory submissions. As a consequence, we anticipate our costs will increase. In some instances, we may have to shelve or even terminate activities, losing the value of a potential valuable asset, not recovering our investment, breaching our licenses and research related agreements, and suffering a diminution of corporate value and investor interest.  In many respects, there is great uncertainty in the general effects resulting from the governmental and private response to the pandemic, and only the passage of time will reveal its full effects.

The Company expects that the COVID-19 pandemic will have general economic consequences that will have an effect on the Company.

The response of the governments imposing a lock down, the high unemployment, certain industries being especially hard hit and the public response as the economy opens up will undoubtedly have wide reaching effects on the economy.  It is possible that the ultimate effect could be a recession or even greater economic dislocation.  A reduced economy may result in a limitation on companies such as ours in raising capital when necessary, in the amounts of capital needed and available, and the terms that are offered that will be acceptable to the Company.  Also, there may be a decline in the overall value of the securities market that could reduce the value of the Company or limit the ability of our investors to sell their ordinary shares.  Investors should consider general economic trends and issues resulting or may result from the pandemic when they decide to transact in our securities.

Risks Related to our Business

We have a history of operating losses and may never achieve profitability in the future.

Historically, we have generated only a limited amount of business income, notwithstanding a highly valued asset distribution to our shareholders of the Company share ownership of Biohaven Pharmaceuticals Holding Company Ltd. ("Biohaven").

Our objective is to enable research and development so as to create early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, with the goal of creating viable products that may be monetized through licensing, manufacturing and distribution or outright sale. Our principal activities are engaging in research and development to identify and validate new drug targets that could become marketed drugs in the future. For this, we will require significant financial resources without any income, and we expect to continue incurring operating losses for the foreseeable future.

Our ability to generate revenue in the future or achieve profitable operations is largely dependent upon our ability to attract and maintain experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize any successful drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidates into marketable drugs, and we cannot assure you that we will be able to achieve these objectives. Although, we were successful in achieving significant value growth in an investment made in Biohaven, which resulted in the distribution of Biohaven shares as an asset dividend to our shareholders with a then market value of approximately $153 million in fiscal 2018, we cannot say that we will be able to achieve any similar success in our future business activities.

We are in the pharmaceutical development business and will be subject to all of the risks of a pharmaceutical development business.

Our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing and carrying on a pharmaceutical research and development business.

There is a possibility that only a few or none of our drug candidates that are currently and may be under development in future will be found to be safe and effective, will be able to receive necessary regulatory approvals in order to commercialized, or will be commercially viable. Any failure to successfully develop and obtain regulatory approval for products would have a material adverse effect on our business, financial condition and results of operations.

Clinical trials for our potential product candidates will be expensive and will take a considerable amount of time, and the outcome of clinical trials are by their nature uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate or attract major pharmaceutical companies to collaborate with the Company, we will be required to complete extensive clinical trials to demonstrate safety and efficacy. Clinical trials are very expensive and are difficult to design and implement. The clinical trial process also takes a long time and can often be subject to unexpected delays and unexpected results.

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

●	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

●	delays due to the measures for COVID-19 pandemic containment and conduct of business;

●	delays arising from our collaborative partnerships;

●	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

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

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing our products and product candidates for the potential pivotal clinical studies and/or commercial manufacturing of our products and product candidates. We will depend on our collaboration partners and other third parties to manufacture and provide analytical services with respect to our most advanced product candidates.

If our product candidates are approved, then in order to produce the quantities necessary to meet anticipated market demand, we and our collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and our collaboration partners are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of the product or to meet future demand, our revenues and gross margins could be adversely affected. To be successful, our product candidates must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and our collaboration partners will regularly need to secure access to facilities to manufacture some of our product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the European Economic Area (EEA), the United States Food and Drug Administration (FDA) and other regulatory authorities. If we and our collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development and sales of our products and product candidates as well as our business, results of operations and prospects, and the value of our shares could be adversely affected.

We and our collaboration partners may encounter problems with aspects of manufacturing our collaboration products and product candidates, including the following:

●	production yields;

●	quality control and assurance;

●	shortages of qualified personnel;

●	compliance with FDA and EEA regulations;

●	production costs; and

●	development of advanced manufacturing techniques and process controls.

We evaluate our options for clinical study supplies and commercial production of our product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis that operate manufacturing facilities in which our product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. We cannot be certain that we and our collaboration partners will be able to contract with any of these companies on acceptable terms, if at all, all of which could harm our business, results of operations and prospects, and the value of our shares.

In addition, we and our collaboration partners, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMPs requirements. We do not control the manufacturing process of our product candidates, and, other than with respect to our collaboration product candidates, we are dependent on our contract manufacturing partners for compliance with cGMP's regulations for manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution

The results of pre-clinical studies and initial clinical trials may not be predictive of future results, and our potential product candidates may not have favorable results in later trials or in the commercial setting.

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

The success of our business will be largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, regulatory approval and commercialization of our potential product candidates. We may not be able to find collaborative partners to support the future development, marketing and commercialization of our products, which may require us to undertake research and development and/or commercialization activities ourselves, and may result in a material adverse effect on our business, financial condition, prospects and results of operations.

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

In addition, if any future collaborators fail to comply with applicable regulatory requirements, the FDA, the European Medicines Agency ("EMA"), the Therapeutic Products Directorate of Canada ("TPD") or other authorities could take enforcement action that could jeopardize our ability to develop and commercialize our potential product candidates. Despite our best efforts to limit them, disputes may arise with respect to ownership of technology developed under any such corporate collaboration.

We will rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success will depend in part upon our ability to obtain patent protection or patent licenses for our future technology and products. Obtaining patent protection or patent licenses can be costly and the outcome of any application for patent protection and patent licenses can be unpredictable. In addition, any breach of confidentiality by a third party by premature disclosure may preclude us from obtaining appropriate patent protection, thereby affecting the development and commercial value of our technology and products.

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

We believe that our current cash resources are adequate to cover our operational costs and the needs of our subsidiaries to progress towards clinical trials.  Additional capital would be needed to test product candidate in human trials, obtain regulatory approvals and ultimately to commercialize such product candidates.

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

However, one of our subsidiaries, iOx Therapeutics Ltd, which is shortly going into clinical stage, has an agreement with University of Oxford under which some clinical trial costs are to be undertaken by the University of Oxford. This will reduce our immediate cash requirements. iOx Therapeutics is also party to a Horizon 2020 grant consortium in which the EU partially funds the development work including human testing of a second product.  The company will need a license and additional funding if it wishes to pursue this product further.

We will be subject to risks associated with doing business globally.

As a pharmaceutical research and development company, our operations are likely to expand in the European Union and many other developed countries worldwide, we will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. These risks include foreign exchange fluctuations, exchange controls, capital controls, new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may adversely affect our research and development, reduce the demand for our potential products and reduce the prices that our potential customers will be willing to pay for our products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, disruption or destruction of operations or changes to the Company's business position, regardless of cause, including pandemic, war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments or events, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when our products will be commercialized.

We intend to generate revenue and expenses internationally that are likely to be primarily denominated in U.S., Euros and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the United States dollar could result in losses in revenues from currency exchange rate fluctuations. Conversely, an increase in the value of such foreign currencies relative to the United States dollar could negatively impact our operating expenses. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

The loss of key personnel could have an adverse effect on our business

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management and directors could have a material adverse effect on us.as a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired. We do not carry any key person insurance on our senior management.

Risks Related to Ownership of our shares

There is currently only limited trading markets for our Ordinary Shares.

There currently is a limited public market for our Ordinary Shares. Further, although our Ordinary Shares are currently traded in the over the counter marketplace (Symbol: PTGEF) and are listed and traded on the Canadian Securities Exchange (Symbol: PBT.U), the trading of our Ordinary Shares is extremely sporadic. As a result, an investor may find it difficult to sell, or to obtain accurate quotations of the price of our Ordinary Shares. There can be no assurance that a more active trading market for our Ordinary Shares will develop. Accordingly, investors must assume they may have to bear the economic risk of an investment in our Ordinary Shares for an indefinite period of time.

The issuance of Ordinary Shares upon the exercise of our outstanding options will dilute the ownership interest of existing shareholders and increase the number of shares eligible for future resale.

As of March 31, 2020, we have granted options to acquire approximately 2,980 ordinary shares. On June 25, at the annual meeting of shareholders, the 2020 Stock Option Plan was approved which authorize the directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Company's new incentive stock option plan (the "2020 Stock Option Plan"), is a 10% rolling stock option plan. The purpose of 2020 Stock Option Plan is to promote the profitability and growth of the Company by increasing the ability of the Corporation and its subsidiaries to attract and retain directors, officers and employees of the Company and its subsidiaries and to consultants and management company employees ("Participants") of exceptional skill. The Stock Option Plan provides an incentive for Participants to contribute to the future success and prosperity of the Corporation and provides an opportunity for ownership of the Ordinary Shares by Participants so that they may increase their stake in the Company and benefit from appreciation in the value of the Ordinary Shares.

The exercise of some or all of these outstanding options could significantly dilute the ownership interests of existing shareholders and affect the market price of an ordinary share in the public market.  The Company may grant more options and warrants to acquire ordinary shares in future as part of compensating its management and other consultants, with the same effect as our outstanding options might have.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of July 10, 2020, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 61.46% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder. In addition, this group of shareholders generally has the ability to control our management and business affairs and direction of the Company. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

We are a foreign private issuer, which may limit information about the Company and legal rights that you as an investor may desire and are different from those of a United States domestic reporting company.

We are a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC. In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Exchange Act and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs and the obligations of those affected by the short-swing rules.

Complex United States taxation rules apply to holders of our ordinary shares if we have too much passive income compared to ordinary income and we are considered a PFIC.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. We believe that we were a PFIC for our fiscal year ended March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. However, we do not believe we will be classified as PFIC for the year ended March 31, 2020 as a result of the acquisition of several immune-oncology related businesses as explained elsewhere in this report.

If we are classified as a PFIC, our U.S. tax-resident shareholders could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares (and such gain would generally be treated as ordinary income, rather than capital gain, for U.S. federal income tax purposes), whether or not we continue to be a PFIC. In addition, U.S. tax residents who own an interest in a PFIC are required to comply with certain reporting requirements.

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our ordinary shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a "mark-to-market" election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a "qualified electing fund," or QEF, election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available. However, we made the information available for the fiscal years 2018 and 2019 to those shareholders who requested it, but we have not yet determined whether we can or will do so for our fiscal year ending March 31, 2020 or for any other fiscal year.

U.S. tax-resident shareholders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary shares if we should be classified as a PFIC.

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

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act 2004 (as amended) (the "BVI Act"), and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the BVI Act and common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands and from English common law, the decisions of whose courts are considered persuasive authority but are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in jurisdictions in the United States or Canada. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may or may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We have been advised by counsel as to British Virgin Islands law, that (i) they are unaware of any proceedings that have been brought in the British Virgin Islands to enforce judgments of the U.S. courts or to impose liabilities based on the civil liability provisions of the U.S. federal or state securities laws; (ii) a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the British Virgin Islands under the common law doctrine of obligation; and (iii) because it is uncertain whether a British Virgin Islands court would determine that a judgment of a U.S. court based on the civil liability provisions of the U.S. federal or state securities laws is in the nature of a penalty, it is uncertain whether such a liability judgment would be enforceable in the British Virgin Islands.

ITEM 4 - INFORMATION ON THE COMPANY

(A)	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was originally incorporated in Ontario in 1973. It was inactive until 1985. Between 1986 and 2009, it was engaged in variety of businesses including development of a new technology for the marine propulsion business, distribution and manufacture of a snack food, emerging technology-based businesses and natural resources involving diamond mining and oil & gas exploration. In 2010, the Company acquired an indirect interest in two drilling licenses in Israel, which were subsequently disposed of in June 2012. During the period 1986 to 2012, the Company went through several name changes ending with Bontan Corporation Inc. (Bontan).

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

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 6 Adelaide Street East  Suite 300. Toronto, Ontario M5C 1H6 Canada.

The Company is a reporting issuer with Ontario Securities Commission and with the United States Securities and Exchange Commission, and its shares trade on the Quotation Board of the United States over the counter markets under the trading symbol "PTGEF," effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol "BNTNF". Effective October 28, 2013, the Company's shares are also listed for trading in United States currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol "PBT.U".

During August 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Ltd. in exchange for 805,070,067 common shares of the Company. The vendors were SalvaRx Group plc, (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%), the latter two persons being directors of the Company. The acquisition of SalvaRx is a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Acquisitions. As a consequence, MI 61-101 required us to seek the approval of a majority of the disinterested shareholders to make this acquisition. On January 8, 2019, the majority of our minority shareholders approved the SalvaRx acquisition on the terms as of the signed definitive agreement. At the same time, the SalvaRx Group plc shareholders also approved the definitive agreement, and all required regulatory approvals were obtained. The SalvaRx acquisition was completed on January 8, 2019, and the Company acquired 100% of the equity of SalvaRx Ltd., which has full and partial ownership of six immune-oncology companies that are developing nine products.

On June 5, 2020, the Company completed a reverse-split of its ordinary shares at the rate of 100 old shares for one new share. The consolidation of shares proposal was approved by our shareholders at the annual general and special meeting of shareholders of the Company held on January 8, 2020 in which proposal the Board of Directors was authorized, in its sole discretion and by means of a resolution, to proceed with the proposed consolidation of the ordinary shares by a ratio of up to 120-for-1 basis, without further approval of shareholders.  The then issued and outstanding 1,098,770,697 ordinary shares were exchanged for 10,987,707 ordinary shares.

On June 16, 2020 the Company closed a non-brokered private placement (the "Offering") for gross proceeds of US$6.8 million through the issuance of 698,145 ordinary shares (the "Ordinary Shares") at a price of US$10.00 per Ordinary Share. The proceeds from the offering will accelerates pipeline development/execution while enabling new opportunistic value creation.

(B)	BUSINESS OVERVIEW

Portage operates in the world of biotechnology to enable research and development with the objective of producing more clinical programs and maximizing potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially informed development plans. Through our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

We currently have eight oncology focused-portfolio companies, the products or technologies of which have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.

The current organization chart of the Portage Group is as follows:

iOx Therapeutics Ltd. ("iOx")

iOx was incorporated in England and Wales on February 10, 2015, by Oxford University Innovation Limited, Oxford University’s technology transfer subsidiary, together with the Ludwig Institute for Cancer Research, Inc. iOx is currently being run by Portage management, Dr. Walters, Portage’s CEO is also the CEO of iOx.  Portage has placed within iOx, the entire management team, and scientific advisory committee.  iOx’s strategy is to develop a new type of immunotherapy against cancer, originally discovered through a partnership between the Ludwig Institute and Professor Cerundolo, director of the MRC Human Immunology Unit and head of the Department of Investigative Medicine at the University of Oxford. iOx holds an exclusive license (with the right to sub-license) from the Ludwig Institute to use, research, develop and commercialize iNKT cell agonists, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

iOx has developed and five synthetic lipid compounds that activate invariant natural killer T-cells (iNKT cells), which, a large body of evidence suggests, play an important role in anti-tumour immune responses. iNKT cells are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumour cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells, T-cells and B-cells and stimulate an antigen-specific expansion of these cells.

IMM60

IMM60 is an iNKT cell activator that has been shown to activate both human and murine iNKT cells, resulting in dendritic cell (DC) maturation and the priming of Ag-specific T and B cells. In animal models, IMM60 enhanced the frequency of tumour specific immune responses (Jukes 2016). iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor (Schmieg 2005). They recognise amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d. Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce dendritic cell (DC) maturation and IL-12 production (Cerundolo 2009, Salio 2009, Speak 2008, Fujii 2013).

To date, relatively few compounds have been found that stimulate iNKT cells. Of these, α-galactosylceramide (α -GalCer) is one of the most potent agonists and has the ability to induce CD1d-restricted NKT cells specifically to produce high levels of both IL-4 (Th2) and IFN-γ (Th1) in vitro and in vivo. α-GalCer, now chemically synthesized, is a glycolipid originally extracted from the marine sponge Agelas mauritanus. α-GalCer consists of a galactose and a ceramide molecule linked in an α-anomeric configuration (Natori 1994). It binds to CD1d molecules and subsequently activates iNKT cells via an interaction of the ligand bound to CD1d molecules with the semi-invariant T-cell receptor of the iNKT cells. It has become clear that the strength of the interaction between the iNKT TCR and CD1d molecules, expressed on the surface of DC, controls the lymphokine repertoire secreted by iNKT cells, the activation status of iNKT cells and DC maturation.

In looking for a molecule with the appropriate properties and greater bioavailability than α -GalCer, studies were conducted to identify (iNKT) cell agonists that were capable of fulfilling the following 3 criteria:

i) inducing iNKT cell activation and an increased bioavailability than α-GalCer;

ii) ensuring DC maturation;

iii) ensuring optimal priming of antigen specific T-cells.

During these studies a novel class of iNKT cell agonists, which possess non-carbohydrate structures as the hydrophilic head of the ceramide residue was identified. One of these compounds, threitolceramide-6 (IMM60), was shown to be very efficient in expanding antigen specific T-cell responses (Jukes 2016). Having a threitol moiety at the polar head of IMM60 produces a more stable agonist of iNKTs and therefore increases its bioavailability, resulting in increased maturation and stimulation of the antigen presenting DC. In non-clinical experiments, these agents have single agent activity in PD1 resistant animals.  The also show synergy with a PD1 antibody and have the ability to reverse resistance to a PD1 antibody.

iOx has a collaborative research agreement with Oxford University to support a Phase I Study and Phase II Study that will allow the first human testing of the lead compound under licence to iOx. The lead agent to go into testing is IMM60.  It is an iNKT agonist formulated in a liposome with a 6-member carbon head structure.  This initial trial, scheduled to start later in 2020, and is aiming to recruit approximately 100 participants with melanoma or non-small cell lung carcinoma in order to evaluate the safety and efficacy. The costs of these studies will be partially borne by the Oxford University under the research agreement. Because of the COVID-19 pandemic response, the timing of the initial trial may have to be adjusted. The IMM60 trial will be conducted at Oxford.

In the developed world, the incidence of melanoma has been increasing, with the highest noted in the southern hemisphere. In the UK, melanoma rates have risen more than any other cancer. Melanoma affects over 10,000 people every year and now represents the most common cancer in young adults.  Early detection of melanoma leads to treatment in the form of surgical excision, but the disease metastasises in approximately 15% of patients. Current treatment for metastatic melanoma is unsatisfactory. In 2012 the treatment for this disease changed dramatically with the introduction of Ipilimumab and then anti-PD1 agents a few years later.  These immune checkpoints can result in long term responses in 15-30% of patients and have become the backbone of treatment for newly diagnosed disease.

New therapies are still needed for melanoma, as 60-70% of patients do not respond.  Lack of response is associated with low mutational burden and difficulty recognizing tumour antigens, lack of immune infiltrates, or increases in other suppressive immune cells.

The therapeutic landscape of advanced non-small cell lung cancer (NSCLC) has seen a rapid shift in the last two years with the introduction of immunotherapy. Studies have demonstrated superior overall survival (OS) for monoclonal antibody therapy, directed against either the PD-1 receptor (nivolumab and pembrolizumab) or its ligand (PD-L1, atezolizumab), compared with docetaxel chemotherapy. In the first-line setting, pembrolizumab was shown to be more effective than platinum-based chemotherapy in patients with NSCLC tumours demonstrating high levels of PD-L1 expression. In the United States, nivolumab, pembrolizumab, and atezolizumab are all approved by the U.S. Food and Drug Administration (FDA) and in the UK by the MHRA in the second-line setting, and pembrolizumab is also approved for either first-line monotherapy in patients with PD-L1 positive tumours or in combination with chemotherapy in nonsquamous NSCLC. However, despite single-agent immunotherapy demonstrating superior efficacy to chemotherapy in recent second-line trials, as many as 50% of patients demonstrate early tumour progression, and only 20% to 30% of patients demonstrate sustained tumour responses beyond two years. Therefore, there are considerable opportunities to improve treatment efficacy from existing single-agent immunotherapy.

IMM65

iOx was recipient of a Horizon 2020 grant which covers the development of a second compound, IMM65. IMM65 is a PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine. The combination product has the ability to prime and boost an anti-tumor immune response.

Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Uptake of the nanoparticle by Dendritic Cells (DC) and subsequent prolonged presentation of PLGA-encapsulated peptides on Major Histocompatibility Complex (MHC) class I and II molecules are able to generate functional and tumor-antigen-specific CD8+ and cluster of differentiation (CD)4+ T cell responses in preclinical studies.

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site. Furthermore, NY-ESO-1 expression is observed in several advanced cancers: lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%). Clinical trials have shown the safety and tolerability of Good Manufacturing Practices (GMP)-grade NY-ESO-1 peptides in patients with cancer. By studying published NY-ESO-1 epitopes and their respective Human Leukocyte Antigen (HLA) alleles using a cancer antigenic peptide database, we defined two long peptides of 27 amino acids and one short peptide of 9 amino acids for nanoparticle encapsulation.  In combination, all three peptides are able to cover more than 80% of the European population for both class I and class II HLA alleles. Administration of NY-ESO-1-specific peptides leads to antigen-specific T-cell responses against NY-ESO-1-positive tumors. The peptides planned to be investigated in the current trial were selected based on their previously published immunogenicity (i.e., the capacity to induce T cell responses).

All development work including the initial clinical trial is supported by funding from this grant to iOx and to the centers conducting this work on their behalf. iOx plans to have this second product, IMM65 to enter a clinical trial before the end of 2020.  The IMM65 trial will be conducted at Radboud University.

The Company has been working to prepare its regulatory submissions. The iOx management is evaluating other clinical opportunities as it has manufactured clinical supplies beyond its current requirements.  We were saddened by the passing of iOx's founding scientist, Dr. Vincenzo Cerundolo, who tragically lost his battle with cancer too early to see his work being tested in patients.

Portage owns a 60% interest in iOx by means of its ownership of salvarx

Intensity Therapeutics Inc.("Intensity")

A combination of local treatment (surgery, radiation, ablation) coupled with systemic chemo- targeted or immune regulating therapies given orally or intravenously (IV) are the most common methods to treat cancer today. Unfortunately, in later disease these therapies have only a small effect on outcomes for the majority of cancer patients (Morgan (Clinical Oncology (R Coll Radiol) 2004 Dec;16(8):549-60). The lack of therapeutic efficacy for systemically administered drugs may be due in large part to the low levels of drug reaching the tumor sites.  In addition, once at the tumor the drug may not be able to reach all the cancer cells in a tumor. Systemic drug concentrations most often are insufficient for tumor destruction if a patient has several large, visible lesions.

Immunotherapy has recently shown great promise to improve outcomes in certain cancers. These drugs stimulate or release restrictions on the body's immune cells.  The problem with the approach is recognition of the cancer by the immune cells.  As a result, immunotherapies have limitations. These agents only show benefit in a small subset of cancer patients and there are toxicities as the immune often attacks healthy cells.  Even with good treatment outcomes, whether surgical, chemical, radiation, ablation methods, or immune-based these techniques remain invasive, have severe side effects that damage the body and are demanding on the patient. The reality today is that if cancer is detected late, most treatments are highly toxic and few provide patients with much hope of long term survival.

Intensity's platform, DfuseRx SM, identifies novel formulations that can be comprised of currently approved and effective cytotoxic or other anti-cancer agents for direct injection into solid tumours. Intensity has discovered a formulation of cisplatin, vinblastine and a penetration enhancer (INT230-6) that when injected directly into tumors disperses throughout the tumor.  It is able to disperse to areas of the tumor that do not have blood supply and hence oral or IV drugs will not reach.  The active drugs then get locked inside in the tumor and kills the tumor.  Cancer cells need to absorb nutrients at a high rate to grow and a cancer cell membrane is more fluid than those of normal tissue.  A cancer cell will absorb this formulation more readily than a healthy cell. Intensity leverages the tumor's need to feed to help destroy it.

When injected tumors die, the cancer becomes recognizable to the immune system.  Essentially the soft manner by which the tumor dies convert a patient's own tumor into a personalized vaccine with high quality antigen. The activated immune cells can then travel throughout the body and target any non-injected tumors or inseen cancer cells in other tissues. Intensity research, which was published in collaboration with the National Cancer Institute, has shown that the immune response is amplified significantly when Intensity's drugs are dosed in combination with immunotherapies such as anti-PD-1 and anti-CTLA-4 antibodies.  The normal immunotherapy stimulation and attack on healthy cells may be reduced when dosed in combination with INT230-6.

Dr. Walters who is Portage's CEO, became Chief Medical Officer of Intensity in 2015 while he was forming Salvarx and iOx.  In 2016, SalvaRx announced its investment of $2 million in cash for a 9.2% interest in Intensity as part of a Series A funding round.  The proceeds were used to get the lead product into the clinic.

In 2018 Intensity reported positive safety data from its ongoing Phase 1/2 first in human trial of INT230-6 in multiple solid tumours.. These results were consistent with the observed low systemic exposure levels of the active agents comprising INT230-6.

In November 2018 Intensity announced the completion of a $6.5 million Series B financing. Intensity is using the proceeds of the financing to advance the clinical development of product candidate INT230-6. Intensity also intends to expand the study by adding clinical sites outside the U.S. and Canada, as well as adding combination arms with an anti-PD-1 antibody.

On June 20, 2019, Intensity announced that it had entered into a clinical collaboration with Merck to evaluate INT230-6, in combination with KEYTRUDA® (pembrolizumab). The Phase 1/2, will evaluate the combination in patients with advanced solid malignancies, including pancreatic, bile duct, squamous cell, and non-MSI high colon cancers

On July 11, 2019, the Company entered in an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), the wholly-owned subsidiary of Fast Forward that holds Fast Forward's investment in Intensity. Portage paid $1,298,061 through the issuance of 12,980,610 ordinary shares of Portage. The sole asset of IHL consists of 288,458 shares of Intensity. This transaction increased the SalveRx ownership to 1,288,458 shares of Intensity for approximately 10%of the outstanding shares of Intensity.

During the fiscal year 2020, Intensity continues to make business and clinical progress.  In March 2020, it reported positive safety data on the combination of INT230-6 and pembrolizumab.  From the KEYNOTE A10 arm of the IT-01 study.  A month later, Intensity announced that it had entered a clinical trial agreement with Bristol Myers Squibb to study INT230-6 with Yervoy in multiple solid tumor indications (Breast, Sarcoma and Hepatocellular cancers).  In June 2020, it presented it clinical/safety data at The American Society for Clinical Oncology (ASCO) meeting.  The presentation highlighted the durable clinical effect of their treatment, with several patients out past 2 years without regrowth of the cancer following a 2-month treatment with INT230-6.  This was associated with immune activation seen in the blood and on tumor biopsies and improvement of non-injected tumors (abscopal effect).

In summary, Intensity has shown proof of concept of their product in humans by being able to very safely inject high doses of drugs into tumors leading to cancer cell death and recruitment of immune cells.  This data enabled them to secure clinical collaboration deals with the 2 largest players in this space (BMS and Merck) and launch 7 phase 2 studies in several difficult to treat tumor types in combination with approved agents.  The FDA has granted the company fast track status for monotherapy indication in triple negative breast cancer.  The company continues to plan out registration studies and collect more data on the safety and efficacy of their lead program as well as investigate second generation products that might be more effective.

Saugatuck Therapeutics, Ltd. ("Saugatuck")

On August 23, 2017, SalvaRx entered into an agreement with Immunova, LLC, a private, Delaware-domiciled biotechnology company focused on the use of nanolipogel (NLG) technology (the "Saugatuck Agreement") to license the NLG platform for use in immune-oncology.  The result was a new company incorporated in the British Virgin Islands, called Saugatuck Therapeutics Ltd. (Saugatuck). SalvaRx acquired 70% of the equity of Saugatuck while Immunova, LLC holds the remaining 30%.NLG technology, was invented in the lab of Dr. Tarek Fahmy at Yale University.  It allows different combinations of drugs to be encapsulated in a single nanomedicine and delivered selectively to the tumor microenvironment, thus potentially minimizing systemic side-effects, while enabling drugs to be released at higher levels to the tumor.  Under the terms of the Saugatuck Agreement, SalvaRx undertook to invest an aggregate amount of up to US$1 million for research and development, to be released in tranches on the completion of defined milestones. The first tranche of US$300,000 for working capital was made to Saugatuck in September 2017 to establish proof of concept. This proof of concept was demonstrated on May 5th, 2020 resulting in the second tranche of US$700,000 to be released. Dr. Walters, CEO of Portage is the CEO and Chairman of Saugatuck, and Portage personnel represents the majority of the management team and Portage has a service contract for its personnel to provide development services to the company.

Saugatuck needed its own proprietary drugs to place in these particles, so it secured a license from D5 pharma,Inc a spin out of the hospital based research SunnyBrook Institute in Toronto, Canada.  D5 is focused on the development of DNA aptamers Aptamers are protein therapeutics that can modulate a target but typically have short half-lives when given to humans.  They differ from antibodies and thus do not impinge on any antibody intellectual property.  When delivered inside the NLG platform, they can improve their pharmacology and can approach or exceed the pharmacology demonstrated with antibody therapeutics.  The first Aptamer that Saugatuck tested was able to block PD1 signaling.  Saugatuck has been able to formulate a proprietary PD1 aptamer in the NLG formulation and have shown the formulation properly modulates PD1 signaling. In non-clinical in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  Saugatuck is exploring multiple PD1 based co-formulations with small molecules and other DNA aptamers to begin testing numerous combination products. This license from D5pharma sits in a 100% owned sub of Portage which we call Oncomer. On May 5th, 2020 Portage announced funding to support the production of these proprietary aptamers. Oncomer supplies Saugatuck with aptamers to be formulated in the NLG platform and is being managed by Portage personnel.

Nekonal Oncology Limited ("Nekonal")

On February 27, 2017 SalvaRx entered into an agreement with Nekonal SARL ("Nekonal Agreement"), a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology. Nekonal Oncology is focusing on the development of first-in-class antibodies against a novel Tcell based target having potential for use as a monotherapy and combination therapy for solid and haematological malignancies. SalvaRx is overseeing a work plan to advance multiple therapeutic antibodies towards the clinic for use in oncology.

SalvaRx and Nekonal formed a new company, Nekonal Oncology Limited, which is working to utilise SalvaRx's management and drug development expertise to exclusively explore the applications of Nekonal's technology in cancer immunotherapy. Under the terms of the Nekonal Agreement, SalvaRx invested an initial €600,000, with agreement to fund up to an additional €300,000, subject to certain defined milestones being achieved. The initial investment comprised a €300,000 for an option in Nekonal SARL to participate in the funding of its auto-immune programs and a €300,000 equity investment in Nekonal Oncology Limited. Ian Walters, the CEO, is the current CEO and Chairman of Nekonal Oncology.

SalvaRx and Nekonal are currently involved in a dispute regarding Nekonal's claim that it attained a development milestone that would require SalvaRx to provide the next tranche of funding. SalvaRx claims that Nekonal management committed a breach of duties and fraud on its minority shareholders with respect to its assumption that the milestone has been attained. Nekonal management has counterclaimed that SalvaRx is in breach of breach of contract with respect to the funding arrangement. While litigation is threatened, no legal proceedings have been formally commenced. Nekonal has halted all development and it intends to so until this matter can be resolved. The Company and Nekonal are currently negotiating a resolution of this matter. Company management is currently unable to predict the outcome of this matter or make any reliable estimate of a potential loss exposure, if any.

SalvaRx currently holds an 25% equity interest in Nekonal.  No work has been performed in 2019.

Rift Biotherapeutics Inc. ("Rift")

RIFT Biotherapeutics is developing first-in-class antibodies implicated in the inflammatory tumor and tumor-infiltrating immune cell microenvironments. Salvarx invested US$1M in RIFT in the seed round (March 2017), and followed that up with an additional investment in Dec 2017, and June 2018.  Currently, the Company is conducting preclinical testing of a lead antibody against an undisclosed target which is involved in the master regulator of acute to chronic inflammation.  This target has implicated in a host of disease settings from neuro, to endocrine to cancer. Expression of high levels of the target connotes a poor prognosis to the patient.  More advanced cancers (stage IV) tend to have higher expression of the target.

Early data indicates that RIFT's antibody can down modulate MDSC's, and TAM's as well as normalize the vascular system and cytokine profile which leads to an increase in CD8 T-cells.  We are testing this antibody in combination with other drugs to determine the best path for the clinic.

SavaRx acquired all the outstanding equity in Rift in 2019 and is performing some additional experiments to determine if there is a path forward for the technology.

Stimunity S.A.S. ("Stimunity"),

Stimunity S.A., a Paris based immune-oncology research company, is an early-stage research and development company focused on the development of STING agonists, a small molecule that binds to the stimulator of interferon (IFN) genes, in cancer. STING functions as a DNA sensor and induces the production of IFNβ by tumor-associated stromal cells, leading to the activation of dendritic cells (DCs), thereby driving T-cell priming and recruitment into the tumor microenvironment. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP).

Stimunity's first stage of the preclinical development plan is to unlock the mechanism of action of its main biological drug cGAMP-VLP (STI-001) and to reveal its therapeutic potential in comparison to competitors that are only focused on chemical approaches. STI-001 by its biologic nature shows a clear benefit for treating distant tumors in combination with immune checkpoint therapy whereas this effect was not comparable with competitor's compound

STING-activating cGAMP Virus-Like Particle (cGAMP-VLP) technology has a unique property enabling its payload to preferentially target immune cells, which is different from other chemical STING approaches. This targeting mechanism has an impact on the stimulation of the immune system and the quality of the anti-tumoral response by delivering the cGAMP via systemic route of administration and that it leads to induction of systemic anti-tumor T-cell response which demonstrates picking the right approach to modulate STING is key. Stimunity recently achieved a major development milestone in its preclinical development plan and will start the manufacturing of its lead biologic compound, cGAMP-VLP (STI-001), which is a new oral formulation of STING.  It is believed, STI-001 could be very competitive with other approaches in this area due to its unique virus like particle delivery system.

On February 28, 2018, the Company made an initial investment of approximately $681,000 to purchase 3,780 Class A shares of Stimunity, a Paris based immune-oncology company. The investment gave Portage 27% equity in Stimunity. Stimunity achieved its preset milestone, and on March 2019, Portage made an additional $688,000 investment in Stimunity increasing its equity ownership to 36%.  During May 2020, Stimunity hit its predefined milestone in animal models, this required Portage to make an additional €900,000 investment which will enable it to start the manufacturing of its biologic cGAMP-VLP (STI-001).  Portage currently holds a 44% equity interest in Stimunity.

The following four companies are legacy companies before the company chose to focus on Oncology.  The management and board are seeking out strategic options to further develop these assets, and they are not a main focus of the management's attention and funding efforts at this time.

Portage Pharmaceuticals Ltd (PPL)

In June 2013, the Company acquired Portage Pharmaceuticals Ltd., as a wholly owned subsidiary. PPL and its subsidiary EyGen Ltd. focuses on discovering and developing innovative cell permeable peptide (CPP) therapies to normalize gene expression, restore protein function, and improve medical outcomes. Its core technology involves delivering biologically active "cargo" to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

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

PPL also has developed PPL-003, an ophthalmic solution, which is a topical eye drop intended to treat dry eye disease, uveitis, and other inflammatory eye diseases. After completing animal efficacy studies in models of these diseases and developing a commercializable formulation, PPL put together a non-clinical and clinical development plan for PPL-003 ophthalmic solution and held a pre-IND meeting with FDA on September 15, 2017.

PPL is now focusing on licensing or collaborating its CellPorter® platform with other pharmaceutical companies to develop new drugs (See Portage Glasgow Ltd. below).

Portage Glasgow Ltd. (PGL)

Portage Glasgow Limited ("PGL"), was incorporated on January 31, 2018 in Scotland, to develop more effectively targeted drugs to treat chronic conditions including cancer. The University of Glasgow is providing therapeutic peptides developed through the research of Prof. George Baillie and access to a therapeutic peptide discovery platform for its research. PGL will focus on the commercialization of new therapies aimed at disrupting protein-protein interactions (PPI) in disease pathways that give therapeutic benefit. Candidate peptides and PPI targets will be those that have already been identified from existing research at the University of Glasgow.

PGL management has been working on its development plans and budget. Dr. Baillie's lab has been identifying therapeutic proteins to different targets.  The team has selected two to further develop.  The first is a FOXO4-P53 modulator.  The second is a C-RAF inhibitor.  These are being studied to characterize their mechanism of action.

PPL was allocated 650 ordinary shares in PGL, representing an ownership of 65% of the equity of the company. The CEO of PPL, Dr. Frank Marcoux, is the CEO of PGL and the chairman of its board of directors

Portage Services Ltd (PSL)

PSL is a wholly-owned subsidiary of the Company, incorporated in Ontario, Canada to act as a local agent for the Company under requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and administers the corporate, financial and regulatory matters of Portage and its direct and indirect subsidiaries, affiliated companies and partly owned companies.

Sentien Biotechnologies, Inc. (Sentien)

Sentien is utilizing stem cells to modulate immunologic diseases.

Portage funded $700,000 to Sentien in August 2015 to acquire 210,210 shares of series A preferred stock, which is fully convertible into an equal number of Sentien's common shares, currently representing approximately 5.06% of Sentien's equity.

Sentien's technology is rooted in pioneering cell therapy research performed by Biju Parekkadan, PhD, at the Massachusetts Institute of Technology and the Center for Engineering and Medicine at Massachusetts General Hospital. Once Dr. Parekkadan realized his new MSC therapy approach had the potential to transform treatment for a range of acute and chronic indications, he joined forces with Brian Miller to co-found Sentien Biotechnologies and develop the technology for clinical use. The company was able to attract experienced scientific and industry leaders to its Clinical and Scientific Advisory Board to help guide the early technology development and translation to the clinic. Sentien was awarded a total of $7 million in non-dilutive funding from the NIH's Small Business Innovation Research (SBIR) program, and its core IP was granted by the USPTO in 2011.

Sentien is a clinical-stage company pioneering new approaches to cell therapy. Sentien's technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien's lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection. Due to their broad acting, responsive and dynamic immunomodulatory properties, bone-marrow derived MSCs have shown significant therapeutic potential in numerous preclinical models of disease including acute kidney injury, myocardial infarction, type I diabetes mellitus, and graft-versus-host disease, among many others, which together share a common feature of underlying systemic inflammation.

SBI-101 is the first product application of Sentien's platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

Sentien raised $15 million up to January 2018 and commenced its Phase 1/2 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury.  The trial has enrolled several patients, Proving the principal that the MSCs can reprogram the inflammatory cascade in the blood.  With the rising concern of inflammatory changes induced by the COVID-19 virus, the company has begun to pursue use of SB-101 for patients with acute lung injury.

(C)	ORGANIZATIONAL STRUCTURE

A full organization chart is provided under section (B) Business Overview. We currently have eight oncology focused portfolio companies, the products or technologies of which have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.

We have five members on the Board of Directors - Dr. Declan Doogan, Dr. Gregory Bailey, Mr. Steven Mintz, Dr. Ian Walters and Mr. Kam Shah. These five directors were re-appointed in the shareholders annual and special meeting of June 26, 2020. Dr. Bailey is our chairman of the Board of Directors, Dr. Walters is chief executive officer (CEO), and Mr. Allan Shaw is Chief Financial Officer (CFO).

Dr. Walters is also CEO of SalvaRx Ltd. and plays a role in each of subsidiaries.  He currently serves as CEO of Portage, Salvarx, Rift, Saugatuck, and Nekonal.  He is Chief Medical officer at Intensity.  He is on the boards of the remaining companies.  Dr. Walters management team provides operational support to each portfolio company under a service agreement which offsets the headcount expenses at the Portage level.  Portage is actively involved in setting the strategy and overseeing the execution of all the development plans at the companies.  and All subsidiaries have their own Board.

A brief biodata of the key people in our organization is provided below:

Ian B. Walters, MD, MBA - Director and CEO

Ian B. Walters, M.D., M.B.A., is the Chief Executive Officer of Portage Biotech Inc. and is the part-time CMO of Intensity Therapeutics, Inc. Over his 20-year career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through approval.

Ian specializes in the evaluation, prioritization, and the innovative development of new therapies for the treatment of severe diseases. He has worked at PDL Biopharma, Inc., Millenium Pharmaceuticals, Inc., and Sorrento Therapeutics, Inc., leading corporate development, translational medicine, clinical development and medical affairs.

Ian spent seven years at Bristol-Myers Squibb, where he managed physicians overseeing the international development of more than eight oncology compounds (including Nivolimab (anti-PD-1), Ipilimumab (anti-CTLA-4), brivanib (anti VEGF/FGF), anti-IGF/IR, VEGFR2 biologic, Elotuzimab (antiCS1), as well as biomarker and companion diagnostic work. He was a core member of Bristol- Myers Squibb's Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, clinical collaborations, and the company's immuno-oncology strategy.

Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania.

Kam Shah CA, CPA (CANADA), CPA (US), CGMA (US) -Director

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

Over the past 15 years, Kam has served as the Chief Financial Officer and Corporate Secretary of Bontan Corporation Inc. (the predecessor to our Company), a publicly listed group of companies engaged in biotechnology and oil and gas exploration. Kam was a director in Biohaven Pharmaceutical Holding Company Ltd (BHVN: NYSE) from January 2014 until February 2017, and a director and CFO of SalvaRx Group plc., (SALV: AIM) from March 21, 2016 until January 8, 2019 and CFO of Portage until December 31, 2019.

Gregory Bailey M.D. - Chairman

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

Dr. Bailey served as the Managing Director and co-Head of Life Sciences at MDB Capital Group LLC from May 2004 to December 2006.

Greg has served on the board of directors of multiple public companies. Current board positions include Biohaven, Agex, Manx financial, and Portage.  He is also the CEO of Juvanescence

Greg practiced emergency medicine for 10 years before entering finance. He received his medical degree from the University of Western Ontario.

Steven Mintz - director

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

Steven is currently a director of Pool safe, Inc. (since December 2009), Everton Resources, Inc. (since May 2023) IM Cannabis (since April 2018, formerly Navasota Resources) .

Declan Doogan MD - Director

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

Allan L. Shaw - CFO

Allan brings more than two decades of public company financial, operational, and strategic global business leadership. Allan Shaw serves as our Chief Financial Officer and is a four-time public company Chief Financial Officer with proven skills across multiple finance disciplines: corporate finance, capital markets and strategic transactions as well as a broad base of expertise in corporate governance and risk management. He structured, directed, negotiated and closed over $4 billion in public and private financings for several companies. Mr. Shaw has served on five public boards including chairing two audit committees, two compensation committees, and is currently involved with a portfolio of healthcare activities. Mr. Shaw is the founder and since 2005, has served as senior managing director, of Shaw Strategic Capital LLC, an international financial advisory firm focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets, and serving as financial consultant to private and public companies. Mr. Shaw was the Chief Financial Officer and Treasurer of Syndax Pharmaceuticals, Inc. from January 2016 to February 2017 and from December 2011 to September 2015 was Managing Director of Alvarez & Marsal LLC, a global professional services firm, where he led their biopharmaceutical consulting practice. Additional prior experience includes serving as the Chief Financial Officer of Serono S.A. from November 2002 to May 2004, NewLead Holdings Ltd from October 2009July 2011 and Viatel, Inc. from November 1994 to June 2002. He currently serves on the board of directors of Edith & Carl Marks JCH of Bensonhurst, a non-profit organization, and chairs their finance committee. Mr. Shaw is a certified public accountant in the State of New York as well as a Chartered Global Management Accountant (CGMA). Mr. Shaw received a B.S. from the State University of New York at Oswego College.

(D)	PROPERTY, PLANTS AND EQUIPMENT

The company currently does not have any lease commitments

ITEM 4A - UNRESOLVED STAFF COMMENTS

None.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)	OPERATING RESULTS

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto for the year ended March 31, 2020 contained elsewhere in this report.

Operating results

Year ended March 31,	2020	2019	2018
	in 000'$	in 000'$	in 000'$
Operating expenses	$5,978	$2,764	$2,235
Realized gain on sale of investment		-	(126,000)
Foreign exchange transaction gain (loss)	1,431	(162)	-
Loss on extinguishment of debt	(33)	-	-
Change in fair value of warrants	24
Interest expense (income) -net	546	(23)	24
Share of gains (losses) in associate- equity method	18	(162)	-
Net loss (profit)	5,084	3,544	(123,741)
Loss on investment transferred to retained earnings on disposal of investment		-	24,515
Unrealized gain on investment, available for sale	(876)	(50)	-
Total comprehensive loss (profit) for year	$(4,208)	(3,544)	$(99,226)
Non-controlling interest	$(1,060)	(959)	$-
Net loss (profit) attributable to owners	(3,148)	(2,585)	(99,226)
	$(4,208)	(3,544)	$(99,226)

Overview

Portage is centrally focused on the research and development of next generation immuno-oncology drugs with the objective of producing more clinical programs and maximizing potential returns. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially informed development plans. Through our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential. We believe our efficient drug development strategies couples with our lean cost-effective organizational structure eliminates typical overhead costs associated with many biotechnology companies.

The Company generally operates through wholly owned, partially owned and controlled subsidiary and affiliated companies, and believes it is not subject to the regulation of the Investment Company Act of 1940, as amended ("40 Act"), based on the definition of investment companies. Notwithstanding that, as the Company primarily operates within the biomedical industry as a research and development business, the Company believes that it is also able to take advantage of the non-exclusive safe harbor of Rule 3a-8 promulgated under the 40 Act so as not to be characterized as an investment company. The Company has adopted a capital preservation policy referenced in that rule.

During August 2018, Portage signed an acquisition agreement to acquire 100% of Salvarx which was completed in January 2019.  The acquisition enabled Portage to evolve its strategic focus to the research and development of next generation immuno-oncology drugs which included a portfolio of immunotherapy developmental drugs assets led by management team have a proven track record of discovering and commercializing drugs in the area of cancer immunotherapy with Bristol-Myers Squibb and Johnson & Johnson.

Expenses

The overall analysis of the expenses is as follows: (in 000'$)

Year ended March 31,	2020	2019	2018
Research and development	$4,108	$1,907	$788
General & administrative	1,870	857	1,447
	$5,978	$2,764	$2,235

Research & Development

Fiscal 2020

The Research & Development ("R&D") expenses more than doubled relative to fiscal 2019, increasing by approximately $2.2 million to $4.1 million from fiscal 2019 to fiscal 2020. This increase is primarily attributable to iOx developmental activities associated with completing its IND enabling studies and regulatory preparations with the objective of IMM60 and IMM65 entering the clinic before the end of the calendar year, despite COVID-19 interruptions.  Additional resources were also spent on achieving initial proof of concept with its NLG platform for delivering DNA aptamers and certain aptamer-based combination products by leveraging the Saugatuck/Oncommer technology platforms. The preliminary animal data surpassed our expectations, and we will be testing further formulations.

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

Fiscal 2018

R&D expenses significantly declined during fiscal 2018 compared to prior years primarily due to de-consolidation of Biohaven.

There was also a slowdown in development activities at PPL and EyGen during the fiscal 2018 compared to prior years as we were, and are still, trying to raise financing needed to complete potential IND filings and partnership possibilities with other pharmaceutical companies.

Consulting fee for the fiscal 2018 included fees paid to Drs. Littman and Marcoux of approximately $263,000 and included $50,000 early termination fee paid to Dr. Bruce whose contract was terminated in October 2017 and increase in Dr. Marcoux's fee form $6,667 per month to $14,000 per month effective December 2017 due to him assuming the dual roles of chief executive and chief scientific officer. There was a meeting of scientific advisory board in December 2017 for which four consultants were paid fees of approximately $5,000. The balance of the fees was charged by three other consultants.

General & Administrative Expenses

Fiscal 2020

The G&A expenses increased by approximately $1.0 million to $1.87 million in fiscal 2020 relative to $857,000 in fiscal 2019.  The increase is attributable to the audit expenses as well as incurring a full year of operating costs related to the SalaRx acquisition.

Fiscal 2019

General and Administrative ("G&A") expenses decreased by 40% relative to fiscal 2018. The decrease was attributable to a reduction outside consultants who provided services including due diligence and technical reviews of new business opportunities attributable to the SalvaRx acquisition.

G&A expenses included legal fees of approximately $158,000, audit fees of $69,000 and outside accounting, tax and related fees of $20,000.

Legal fee included approximately $70,000 charged by our Canadian counsel in connection with the acquisition of SalvaRx Ltd and $42,000 related to a suit initiated by iOx against a supplier for contamination of our drug. The remaining amount of $46,000 include fees paid to attorneys in the USA, Canada and British Virgin Islands whom we engaged to provide corporate and regulatory services.

Fiscal 2018

G&A declined significantly compared to the prior years due to de-consolidation of Biohaven.

G&A expenses included audit fee of approximately $80,000 and legal fee of approximately $135,000. Legal fees at corporate level were mainly incurred in connection with the matters relating to the distribution of stock dividend and included preparation of shareholder information statement and various regulatory compliance matters and approvals.

Approximately $37,000 fee was incurred in connection with PGL investment.

(B) LIQUIDITY AND CAPITAL RESOURCES

On June 16, 2020 the Company closed a non-brokered private placement (the "Offering") for gross proceeds of US$6.8 million through the issuance of 698,145 ordinary shares (the "Ordinary Shares") at a price of US$10.00 per Ordinary Share. The proceeds from the offering will accelerates pipeline development/execution while enabling new opportunistic value creation.

Operating cash flow

During the fiscal year 2020, operating activities used a net cash outflow of approximately $2.7 million, which was met from the existing cash.

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

The Company does not currently have any contractual commitments to fund further research and development at its subsidiaries.

The Company's continuing operations are dependent upon any one of:

1.	the existence of economically recoverable medical solutions;

2.	the ability of the Company to obtain the necessary financing to complete the research; or

3.	future profitable production from or proceeds from the disposition of intellectual property.

The Company has incurred substantial operating losses since inception due to significant research and development spending and corporate overhead and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2020, the Company had cash of approximately $3.2 million, working capital of approximately $0.7 million and an accumulated deficit of approximately $21.0 million.  The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

The Company's current cash along with the $6.7 million cash proceeds raised from the equity financing during June 2020 will be sufficient to fund operations for at least the next 12 months.  However, the Company will need to continue to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and seek regulatory approvals for the Company's existing and new product candidates. If such funding is not available or not available on terms acceptable to the Company, the Company's current development plan and plans for expansion of its general and administrative infrastructure may be curtailed.

Investing cash flows

Fiscal 2020

During fiscal 2020, there were no investing cash flow activities. Noncash investing activities included Portage paid $1.3 million consideration through the issuance of 129,806 common shares to acquire 288,458 shares of the private company, Intensity. This transaction increased Portage's ownership to 1,288,458 shares of Intensity (approximately 10.0% of the outstanding shares of Intensity).

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

The Company made several investments:

(a)

Invested approximately €500,851 ($681,000) in Stimunity SA to acquire 27% equity in February 2018. This is further explained in Section 4(B) of this report. Portage has also committed to a second investment in the amount of approximately €1.5 million ($1.9 million) on successful completion of agreed milestones to be satisfied by Stimunity. No milestones have been completed to date.

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

(c)

On January 31, 2018, the Company's wholly-owned subsidiary, PPL, acquired 650 ordinary shares of Portage Glasgow Ltd ("PGL"), a company incorporated in Glasgow, Scotland for a total price of £6.50 ($9.11) at £0.01 per share. PPL holds 65% equity in PGL.

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

Financing cash flows

Fiscal 2020

During the fiscal year 2020, Portage redeemed $300k of the SalvaRx notes and received a short-term advance of $1 million from its Chairman, see related party discussion

Fiscal 2019

During the fiscal year 2019, Portage settled two notes in the aggregate principal amount of $50,000 with interest in cash.

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

From May 23, 2012 to date, the Company through its operating subsidiaries is engaged in general research and development and clinical and pre-clinical studies as detailed under Item 4 (B) Business Overview of this report. Research and development expenses analysis and details are provided under Item 5 (A) of this report. All research and development expenses are expensed as they are incurred.

PPL's CPP platform is protected by two suits of intellectual property - (a) an exclusive license for all patents on Antennapedia -based cell permeable peptides for non-oncology use. And (b) international patents for proprietary human-derived cell penetrating peptide structures.

D)	TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company's business, financial condition or results of operation other than as disclosed elsewhere in this report (Refer to the heading entitled "Risk Factors").

(E)	OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2020, and 2019, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F)	CONTRACTUAL OBLIGATIONS

None.

(G)	SAFE HARBOUR

Not applicable.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)	DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Company, their current principal occupations, all as of July 10, 2020, the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, UK Chairman of the Board of Director	June 4, 2013	See section 4 (C) of this report
Dr. Declan Doogan Stonington, CT, USA Director (3) (2) (Chief Executive Officer until April 30, 2019)	June 4, 2013	See section 4 (C) of this report
Mr. Kam Shah Ontario, Canada Director	January 3, 1999	See section 4 (C) of this report
Dr. Ian Walters Connecticut, USA Chief Executive Officer effective May 1, 2019 and Director	August 1, 2016	See section 4 (C) of this report
Mr. Steven Mintz (2) (3) Ontario, Canada) Director	April 6, 2016	See section 4 (C) of this report
Allan Shaw New York, USA Chief Financial Officer	May 12, 2020	See section 4 (C) of this report

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Member of the Audit and Compensation Committee. Mr. Steven Mintz is the Chair of this Committee.
(3)	Independent directors

On August 14, Mr. James Mellon resigned as a director to pursue other activities.

Family Relationships

There are no family relationships between or among the directors and executive officers.

Other Relationships

There are no arrangements or understandings between or among any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or as members of senior management.

(B) COMPENSATION

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1.	General

The Company does not compensate directors for acting solely as directors. Except as described below, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or its subsidiary for their services in their capacity as directors, other than options to purchase ordinary shares of the Company which may be granted to the Company's directors from time to time and the reimbursement of direct expenses.

The Company does not have any pension plans.

2.	Statement of Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2020, 2019 and 2018:

	Annual compensation				Long term compensation
Name & principal position	Year	Fee (3)	Bonus	Other	Securities under options/SARs granted (1),(4) & (5)	Shares or units subject to resale restrictions	LTIP payout (2)	Other	Total compensation
		$	$	$	$	$	$	$	$
Declan Doogan - Independent director and audit committee member (CEO up to April 30, 2019)
	2020	-	-	-	--	--	-	-	-
	2019	8,928	-	-	-	-	-	-	8,928
	2018	147,000	-	-	-	-	-	-	147,000
Kam Shah - CFO
	2020	180,000							180,000
	2019	222,480	-	-	-	-	-	-	220,480
	2018	348,000	-	-	-	-	-	-	348,000
Gregory Bailey - Business development and Chairman
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	321,000	-	-	-	-	-	-	321,000
James Mellon - Independent Director
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	99,000	-	-	-	-	-	-	99,000
Steven Mintz - Independent director and audit committee member
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-
Ian Walters - CEO effective May 1, 2019 and director
	2020	350,000							350,000
	2019	202,141	-	-	-	-	-	-	202,141
	2018	99,000	-	-	-	-	-	-	99,000

Notes:

1.	"SAR" means stock appreciation rights. The Company never issued any SARs
2.	"LTIP" means long term incentive plan. The Company does not have any such Plan.
3.

Fees for fiscal 2019 includes vested options in iOx of $8,928 for Dr. Doogan, $114,640 for Dr. Walters and $9,147 for Kam Shah. These options were granted in April 2018 – prior to acquisition of iOx by Portage.

4.

a. Fees for fiscal 2018 include 280,000 shares issued to Mr. Shah for a valuation of $168,000, 535,000 shares issued to Dr. bailey for a valuation of $321,000, 245,000 shares issued to Dr. Doogan for a valuation of $147,000, 165,000 shares issued to Mr. Mellon for a valuation of $99,000 and 165,000 shares issued to Mr. Walters for a valuation of $99,000.

Long Term Incentive Plan (LTIP) Awards

The Board decided to discontinue the 2013 Option Plan, under which stock options to acquire common shares of the Company were granted to directors, employees, and consultants of the Company. The 2013 Option Plan had 2,980 options issued as of March 31, 2020.  No additional shares will be issued under this plan.  During 2017, four of the directors were issued all of the registered 7,250,000 shares under the 2017 Consultants Stock Compensation Plan in lieu of cash fee for services provided. The shares were valued at $1,305,000 based on the market price of the Company's common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2017 as consulting fee.  On June 25, at the annual meeting of shareholders, the 2020 Stock Option Plan was approved which authorize the directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Corporation's new incentive stock option plan (the "2020 Stock Option Plan"), is a 10% rolling stock option plan.

In addition, our subsidiaries, Portage Pharmaceuticals Ltd. and iOx Therapeutics Ltd. also have option plans for acquiring equity in the subsidiaries for their management.

The objective of the Company's and our subsidiaries equity based incentive plans is to provide for and encourage ownership of our ordinary shares by our directors, officers, consultants and employees, if any and those of any subsidiary companies so that such persons may increase their stake in our company and benefit from increases in the value of the ordinary shares. The Plans are designed to be competitive with the benefit programs of other companies in the Biotechnology sector and enable the Company and its subsidiaries to attract and retain directors, officers and employees of the Company and its subsidiaries and to consultants and management company employees of exceptional skill.. It is the view of management that the plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting our operations to the mutual benefit of both our company and such individuals and also allows us to avail of the services of experienced persons with minimum cash outlay.

Indebtedness of Directors, Executive Officers and Senior Officers

None.

Directors' and Officers' Liability Insurance

The Company has purchased, at its expense, directors' and officers' liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.

(C)	BOARD PRACTICES

Directors may be appointed at any time in accordance with the by-laws of the Company and then re-elected annually by the shareholders of the Company. Directors receive no compensation for serving as such, other than reimbursement of direct expenses. Officers are elected annually by the Board of Directors of the Company and serve at the discretion of the Board of Directors.  At the June 2020 shareholders meeting, the company authorized a new plan which will be allocated shortly and will provide options to non-executive directors.

The Company has not set aside or accrued any amount for retirement or similar benefits to the directors.

Mandate of the Board

The Board has adopted a mandate; in which it has explicitly assumed responsibility for the stewardship of Portage. In carrying out its mandate the Board holds at least one meeting every alternate month. The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks, which we face from time to time. The Board held a total of two meetings, mostly by way of conference calls, during our financial year ended March 31, 2020. Apart from these meetings, directors also held technical meetings with management of subsidiaries on a monthly basis to assist in the discharge of its responsibilities. The Board has designated one standing committee: An Audit and Compensation Committee, created June 27, 2013.

Audit and Compensation Committee ("ACC")

Certain information concerning the constitution of its audit and compensation committee ("the committee") and its relationship with its independent auditor, as set forth below.

Audit and Compensation Committee Charter

The Board has developed two charters to be followed by the AAC. The charters are filed as exhibits to the Registration Statement on Form F-20, filed with the SEC on July 17, 2014.

Composition of the Audit and Compensation Committee

The ACC is comprised of Messrs. Gregory Bailey, Steven Mintz and Dr. Doogan.  All the members of the ACC are considered to be "independent," and Mr. Mintz is considered "financially literate" for the purposes of NI 52-110. "Financially literate" includes the ability to read and understand a set of financial statements that present a breadth of level and complexity of accounting issues that regularly face the Company. The composition of the committee is in compliance with the rules under NI 52-110.

Because the ordinary shares trade on the over the counter market in the United States, there are no specific standards required for director independence or financial literacy.

Relevant Education and Experience

Each member of the ACC has extensive experience in dealing with financial statements, accounting issues, internal control and other related matters relating to public companies.

Mr. Gregory Bailey has been director and chief executive officer and financier of many public and private corporations in biopharma.

Dr. Doogan has been director and chief executive officer of public and private corporations over more than ten years, operating in the health and biotechnology sectors.

Mr. Steven Mintz is a Canadian Chartered Professional Accountant. He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on the board of directors of several private and public corporations, operating in various sectors, including technology, oil & gas and biotechnology.

Pre-Approval Policies and Procedures

In the event that the Company plans to retain the services of the external auditors to the Company for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company must consult with the chair of the ACC, who has the authority to approve or disapprove on behalf of the committee, those non-audit services. All other permissible non-audit services shall be approved or disapproved by the ACC as a whole.

The Company external auditors are prohibited from performing for the Company non-audit services of the following nature: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions or contribution in-kind reports; (d) actuarial services; (e) internal audit outsource services; (f) management functions; (g) human resources; (h) broker or dealer, investment adviser or investment banking services; (i) legal services; (j) expert services unrelated to the audit; and (k) any other service that the Canadian and the United States Public Company Accounting Oversight Board determines is impermissible

The ACC Charter relating to compensation matters sets forth the evaluation and review requirements for incentive and equity-based compensation plans for the executives based on their periodic performance evaluation.

Corporate Governance Committee

The Company does not have a separate corporate governance committee. The management in conjunction with the ACC has developed and updated corporate governance practices and policies, code of ethics and corporate disclosure policy which form part of our internal control over financial reporting manual. The goal is to provide a mechanism that can assist in our operations, including but not limited to, the monitoring of the implementation of policies, strategies and programs and the development, continuing assessment and execution of the Company's strategic plan.

(D)	EMPLOYEES

The Company currently has no direct employees. It uses the services of consultants from time to time. Currently, the positions of Chief Executive Officer and Chief Financial Officer are carried out by Messrs Ian Walters and Allan Shaw, respectively, pursuant to consulting agreements.

(E)	SHARE OWNERSHIP

The Board decided to discontinue the 2013 Option Plan, under which stock options to acquire common shares of the Company were granted to directors, employees and consultants of the Company. The 2013 Option Plan had 2,980 options issued as of March 31, 2020.  No additional shares will be issued under this plan.  On June 25, at the annual meeting of shareholders, the 2020 Stock Option Plan was approved. The Corporation's new incentive stock option plan (the "2020 Stock Option Plan"), being a 10% rolling stock option plan.

The following table sets forth the share ownership of our executive officers and directors as at March 31, 2020, as adjusted for the 100 to 1 reverse stock split effective June 5, 2020:

	Ordinary shares beneficially owned
Name (1)	number	Percentage *
Kam Shah	102,742	0.94%
Declan Doogan	425,582	3.87%
Gregory Bailey	3,320,314	30.22%
Steven Mintz	47,598	0.43%
Ian Walters	68,076	0.62%

* Based on 10,987,646 issued and outstanding ordinary shares at June 5, 2020, reflecting the reverse stock split effective that date.

(1) The address of each of the identified persons is c/o Portage Biotech Inc., Viking House, 4th Floor, Nelson Street, Douglas, Isle of Man IM1 2AH

All shares held by the above persons carry same rights as the other holders of the ordinary shares of the Company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)	MAJOR SHAREHOLDERS

The Company's ordinary shares are recorded on the books of its transfer agent in registered form. A large number of the ordinary shares are, however, registered in the name of intermediaries such as brokerage houses and clearing firms on behalf of their respective clients. The Company does not have knowledge of all the beneficial owners of its ordinary shares. Intermediaries like CDS & Co, Toronto, Canada and Cede & Co., New York, USA held approximately 17% of the issued and outstanding ordinary shares of the company on behalf of beneficial shareholders whose individual holdings details were not available.

At March 31, 2020, the Company had 1,098,770,596 ordinary shares issued and outstanding, held by 268 record holders: the market intermediaries are included in this number but not the beneficial owners. The Company effected a reverse split as of June 5, 2020, at the rate of 100 old shares into one new share, resulting in 10,987,646 ordinary shares issued and outstanding as of June 5, 2020, after the reverse stock split. On June 16, 2020 the Company closed an offering for gross proceeds of US$6.8 million through the issuance of 698,145 ordinary shares at a price of US$10.00 per ordinary share.  Primarily as result of the reverse stock split and the offering, there are 11,775,791ordinary shares issued and outstanding as of July 10, 2020.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our ordinary shares as of July 10, 2020. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date indicated above are deemed to be beneficially owned by the person holding the option and warrant and included in the holding. These beneficially held ordinary shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner (1)	No. of Shares	Percentage of Shares*

SalvaRx Group plc	566,575	4.82%
Gregory Bailey	3,420,314	29.10%
James Mellon	3,208,542	27.30%

*

Based on 11,775,791 shares issued and outstanding, adjusted for the reverse split effective June 5, 2020.

(1) The address of each of the identified persons is c/o Portage Biotech Inc., Viking House, 4th Floor, Nelson Street, Douglas, Isle of Man IM1 2AH

The Company is a publicly owned BVI corporation. The Company is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

Insider Reports under Canadian Securities Legislation

Since the Company is a reporting issuer under the Securities Acts of each of the province of Ontario and British Columbia in Canada, certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its ordinary shares) are generally required to file insider reports of changes in their ownership of the Company's ordinary shares five days following the trade under National Instrument 55-104 - Insider Reporting Requirements and Exemptions, as adopted by the Canadian Securities Administrators. Insider reports must be filed electronically five days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

The United States also has rules governing public reporting of the ownership of securities held in public companies. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than five per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, these persons must file, within 10 days after such acquisition, a report of beneficial ownership with the United States Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

As a foreign private issuer, the reporting and short-swing profit re-capture rules of Section 16 of the Exchange Act are not applicable to our directors, offices and holders of 10% or more of our issued and outstanding ordinary shares, calculated on a beneficial basis under Rule 13d-3.

(B)	RELATED PARTY TRANSACTIONS

All related part transactions occurred with key management personnel. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

SalvaRx Acquisition

On January 8,2019 the Company acquired 100% of SalvaRx Limited from SalvaRx Group plc. in exchange for 8,050,701 ordinary shares of the Company for an aggregate consideration of US$92.6 million. Four of the six directors of the Company are also directors of SalvaRx Group plc.  The Company's CEO is also the CEO of SalvaRx Limited and employees of the Company comprise the management team of SalvaRx Limited.

Payable

In January 2020, a board member of the Company advanced the Company $1.0 million which was repaid in July 2020.  There was no interest or fees associated with this advance.

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

Nekonal

One of the three directors on the Board of Directors of Nekonal is represented by Portage.  Under the terms of the Nekonal Agreement, SalvaRx invested an initial €600,000.  €300,000 was invested to further the drug development efforts of Nekonal's technology in cancer immunotherapy.  Of the investment €50,000 was paid to each of SalvaRx and Nekonal SARL for fees called for under the services agreements with SalvaRx (management fees) and Nekonal SARL (scientist fees), respectively, for labor fees.    The remainder of €200,000 is used for materials in the labs. Additionally, the CEO of the Company is also the CEO of Nekonal and employees of the Company comprise the management team of Nekonal under the service agreement for management services.

Stimunity

One of the three directors on the Board of Directors of Stimunity is represented by Portage (see Note 6).

iOx

Two of the five directors on the Board of Directors of iOx is represented by Portage.  Additionally, Portage has an observer on the Board of iOx.  The CEO of the Company is also the CEO of iOx and employees of the Company comprise the management team of iOx (see Note 9).

Saugatuck

One of the three directors on the Board of Directors of Saugatuck is represented by Portage.  Additionally, the CEO of the Company is also the CEO of Saugatuck and employees of the Company comprise the management team of Saugatuck (see Note 9).

Intensity

One of the four directors on the Board of Directors of Intensity is represented by Portage.  Additionally, the CEO of the Company is an officer and employee of Intensity (see Note 8).

PGL

On January 31, 2018, the Company's wholly-owned subsidiary, PPL, acquired 650 ordinary shares, or 65%, of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at less than $0.01 per share for a total consideration of $9.11.

(C)	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 - FINANCIAL INFORMATION

(A)	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Information regarding our financial statements is contained under Item18 of this Annual Report.

Legal Proceedings

SalvaRx and Neckonal are currently in a disagreement regarding SalaRX's obligation to make an additional equity contribution which is due upon Nekonal's attainment of a defined milestone. In April 2019, SalvaRX asserted that management of Nekonal committed a breach of duties and fraud on its minority shareholder. In turn, Nekonal management has accused SalvaRX of breach of contract stemming from the disagreement as to whether the milestone triggering the requirement to provide funding has been met.  To date, no legal proceedings have been formerly commenced by either party. Research and development efforts have been suspended pending a resolution of this matter.  The company cannot predict the outcome of this matter, and there is no assurance that a loss will not be incurred.

Dividend Policy

Since its incorporation, the Company has not declared or paid, and has no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to its ordinary shares. Earnings will be retained to finance further growth and development of the business of the Company. However, if the Board of Directors declares dividends; all the ordinary shares will participate equally in the dividends, and, in the event of liquidation, in the net assets, of the Company.

In January 2018, the Company declared and distributed its then holdings of common shares of Biohaven Pharmaceuticals Holding Company Ltd. as stock dividend. Whether or not the Board of Directors will determine to do any other distributions of property of the Company in the future is in their sole discretion and will depend on their determination at the future time.

(B)	SIGNIFICANT CHANGES

There were no significant events or changes to report that happened subsequent to March 31, 2020, to the date of this report.

ITEM 9 - THE OFFER AND LISTING

(A)	OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our ordinary shares as quoted on OTC Markets and on Canadian Securities Exchange (CSE), where the Company's ordinary shares were listed and began trading effective October 28, 2013.

The following table outlines the annual high and low market prices for an ordinary share for the five most recent fiscal years:

	High		Low
	OTC	CSE	OTC	CSE
Year ended March 31,	US$	US$	US$	US$
2020	0.15	0.14	0.07	0.08
2019	0.14	0.15	0.07	0. 07
2018	0.66	0.66	0.06	0.06
2017	0.25	0.22	0.10	0.12
2016	0.31	0.32	0.08	0.08

There was a trading halt due to review of shareholders information material relating to the acquisition of SalvaRx Limited by CSE and as a result, FINRA also halted trading on OTC for the following period during the fiscal year 2019:

OTC: August 14, 2018 to November 19, 2018

CSE: August 10, 2018 to December 6, 2018

The following table outlines the high and low market prices for an ordinary share for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High		Low
	OTC	CSE	OTC	CSE
Quarter ended:	US$	US$	US$	US$
30-Jun.-20	0.14	0.14	0.09	0.10
31-Mar.-20	0.15	0.09	0.08	0.09
31-Dec.-19	0.12	0.09	0.07	0.09
30-Sept.-19	0.12	0.10	0.08	0.08
30-Jun.-19	0.11	0.11	0.08	0.08
31-Mar.-19	0.13	0.12	0.07	0.08
31-Dec.-18	0.14	0.13	0.08	0.07
30-Sept.-18	0.14	0.14	0.08	0.09
30-Jun.-18	0.16	0.15	0.07	0.07

The following table outlines the high and low market prices for each of the most recent six months:

	High		Low
	OTC	CSE	OTC	CSE
Month	US$	US$	US$	US$
July 2020 (through July 23)*	10.43	10.36	9.75	9.74
June 2020	0.12	0.13	.09	0.10
May 2020	0.14	0.14	0.11	0.10
April 2020	0.13	0.12	0.09	0.09
March 2020	0.15	0.09	0.09	0.09
February 2020	0.15	0.09	0.11	0.09

*reflects share price subsequent for the 100 to 1 reverse stock split effective June 5, 2020

(B)	PLAN OF DISTRIBUTION

Not applicable.

(C)	MARKETS

The Company's ordinary shares currently trade in two places:

(A) In the over the counter markets under the trading symbol "PTGEF". The ordinary shares have been traded in the over the counter market since 2000.

(b) Effective October 28, 2013, the Company's ordinary shares are also listed for trading in United States currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol "PBT.U".

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

Shareholder meetings designated as an annual meeting are to be held not less frequently than every 15 months.  All shareholder meetings require not less than 21 days' written notice of meetings and also notice of shareholder meetings will be posted on SEDAR at least 25 days before the record date and at least 65 days before the meeting.  Determination of the record holders entitled to vote at a meeting shall be as of a date not less than 40 days and not more than 60 days in advance of the meeting date.

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

Under the BVI Act, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our register of members. Our register of members is maintained by our transfer agent, TSX Trust Company, which enters the names of our shareholders in our register of members. If (a) information that is required to be entered in the register of shareholders is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the British Virgin Islands courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct us to pay all costs of the application and any damages the applicant may have sustained.

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

Modification of rights

As permitted by British Virgin Islands law, and our Memorandum and Articles of Association, we may vary the rights attached to our ordinary shares only with the consent in writing of or by a resolution passed at a meeting by the holders of not less than three-fourths of the issued shares of a particular class of shares.

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

We will require member consent before any share can be purchased, redeemed or otherwise acquired by us, save where such redemption is pursuant to certain statutory provisions, such as pursuant to section 179 of the BVI Act (redemption of minority shares) which allows for the holders of 90% or more of the votes to instruct the company to redeem the shares of the company held by the remaining shareholders.

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

Any director may in writing appoint another person, who need not be a director, to be his alternate, provided the person has consented in writing to be an alternate director  An alternate director has the same rights as the appointing director in relation to any director's meeting and any written resolution circulated for written consent. Every alternate shall therefore be entitled to attend meetings in the absence of the director who appointed him and to vote in the place of the director and sign written consents. Where the alternate is a director, he shall be entitled to have a separate vote on behalf of the director he is representing in addition to his own vote. A director may at any time in writing revoke the appointment of an alternate appointed by him. The alternate shall not be an officer of the Company. The remuneration of the alternate shall be payable out of the remuneration of the director appointing him and the proportion thereof shall be agreed between them.

There are no share ownership qualifications for directors, unless otherwise decided by a resolution of shareholders. Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

Unless the quorum has been otherwise fixed by the board, a meeting of our board of directors will be competent to make lawful and binding decisions if at least one-half of the directors are present or represented. Unless there are only two directors, in which case, the quorum shall be two. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the directors' present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall not have a second or deciding vote. Our board of directors may also pass written resolutions without a meeting by a majority vote.

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

We reserve the right to request such information as is necessary to verify the identity of a subscribe for our ordinary shares. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

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

Mergers and similar arrangements

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution approved, at a duly convened and constituted meeting of the shareholders of the Company, by the affirmative vote of a majority of those persons voting at a meeting or in the case of a written resolution of shareholders, the vote of a majority of the shareholders..

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

British Virgin Islands Tax Consequences

Under the law of the British Virgin Islands as currently in effect, a holder of shares of the Company who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to the shares of the Company, and all holders of securities of the Company are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the BCA.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BCA. In addition, securities of companies incorporated under the BCA are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between (i) the United States and the British Virgin Islands or (ii) Canada and the British Virgin Islands, although a Tax Information Exchange Agreement is in force between the United States and the BVI and Canada and the BVI.

The BVI Economic Substance (Companies and Limited Partnership) Act 2018

The above legislation provides that BVI companies that carry out certain defined activities, need to take steps to establish substance in the British Virgin Islands. We have taken advice and will be filing our economic substance declaration in the BVI shortly in accordance with the requirements of the legislation.

U.S. Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our ordinary shares. Each holder or a prospective holder of our ordinary shares is urged to consult his, her or its own tax advisor.

General

This section is a general summary of the material United States federal income tax consequences to U.S. Holders, as defined below, of the ownership and disposition of our ordinary shares as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our ordinary shares as a capital asset within the meaning of Section 1221 of the Code. In addition, this summary generally addresses certain U.S. federal income tax consequences to U.S. Holders related to classification as a PFIC. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our ordinary shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our ordinary shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of the ordinary shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or non-U.S. holder of our common shares, including, without limitation, the following:

●	a dealer in securities or currencies;

●	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

●	a financial institution or a bank;

●	an insurance company;

●	a tax-exempt organization;

●	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

●	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

●	a person liable for alternative minimum tax;

●	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our ordinary shares;

●	certain former U.S. citizens and residents who have expatriated; or

●	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a "U.S. Holder" if you are a beneficial owner of our ordinary shares who or which is:

●	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

●

a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●

a trust (x) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor.

Passive Foreign Investment Company (PFIC)

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to related companies, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year based on our income and assets and our anticipated future operations, we were a PFIC in the fiscal year ended in 2018 and may have been a PFIC in prior years and may be a PFIC in the future. We do not believe, at this time, that we will be a PFIC for the fiscal year ended March 31, 2020, due to the fact that we made the acquisition of several immune-oncology related businesses in 2018.

If we are a PFIC for any fiscal year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding fiscal years during which the U.S. Holder holds our ordinary shares, unless we cease to meet the threshold requirements for PFIC status and that U.S. Holder makes a qualifying "deemed sale" election with respect to the ordinary shares. If such an election is made, the U.S. Holder will be deemed to have sold the ordinary shares it holds at their fair market value on the last day of the last fiscal year in which we qualified as a PFIC, and any gain from such deemed sale will be subject to the consequences described below. After the deemed sale election, the ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on such ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

If we are a PFIC for any fiscal year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder of our ordinary shares during such year will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. U.S. Holders should consult their tax advisers regarding the tax consequences if the PFIC rules apply to any of our subsidiaries. Alternatively, if we are a PFIC and if our ordinary shares are "regularly traded" on a "qualified exchange," a U.S. Holder may be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our ordinary shares would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ is a qualified exchange for this purpose. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called "Qualified Electing Fund" election to avoid the PFIC rules regarding distributions and gain described above. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made a valid and effective QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder's pro rata share of our ordinary earnings as ordinary income and such U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. U.S. Holders should be aware, however, that we are not required to make this information available but have agreed to do so for our fiscal year ended March 31, 202- for those United States shareholders who ask for it. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. Holder's federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of our ordinary shares, the consequences to them if we are or become a PFIC, any elections available with respect to our ordinary shares, and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of our ordinary shares.

Non-U.S. Holders

If you are not a U.S. Holder, you are a "Non-U.S. Holder."

Distributions on Our Ordinary Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our ordinary shares unless:

●	you conduct a trade or business in the United States, and

●

the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our ordinary shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

If you meet the two tests above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our ordinary shares unless:

●

your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

●	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our ordinary shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

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

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. To fulfill these requirements we file with the Securities and Exchange Commission, within four months after the end of our fiscal year an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file current reports on Form 6-K for significant corporate events throughout the year. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing of proxy statements.  Also because we are a foreign private issuer our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 6 Adelaide Street East Suite 300. Toronto, Ontario, Canada M5C 1H6.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company's search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior year.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, cash equivalents, receivables and investments in equities in private entities and, accounts payable and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

● Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

● Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

● Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

Cash- Cash is held with major international financial institutions in Canada and therefore the risk of loss is minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

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

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 - DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 - CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's disclosure controls and procedures, as such term is defined in Rules 13(a)-13(e) and 15(d)-15(e) of the Exchange Act are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including our Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of a material weakness in internal control over financial reporting as identified below under the heading "Internal Controls over Financial Reporting Procedures". Management anticipates that such disclosure controls and procedures will not be effective until the material weakness is remediated.

Management's Annual Report on Internal Control over Financial Reporting (ICFR)

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's internal control system was designed to provide reasonable assurance to the Company's management and the board of directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2020. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, Management identified material weaknesses in the Company's internal controls over financial reporting, and as a result, management concluded that the Company's internal control over financial reporting was not effective as of March 31, 2020.

Management identified the following material weaknesses set forth below in our internal control over financial reporting.

●	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting:

●

The management of the Company lacks the number of skilled persons it requires given the complexity of the reporting requirements it has to make, which more specifically include the staff and expertise (i) to properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) to establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) to apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates;

●

There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process research and development assets, share based payments, carrying amounts of goodwill and intangible assets and business combination accounting; and

●	There are ineffective internal controls over the reconciliation of bank and book differences of cash balances.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Management is committing additional resources improve and augment its control over financial reporting as well as continue to leverage experienced consultants to assist with ongoing IFRS and SEC compliance requirements.

ITEM 16(A) AUDIT COMMITTEE FINANCIAL EXPERTS

The Board of Directors has determined that Mr. Steven Mintz, who is an independent director, is an audit committee financial expert as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16 (B) CODES OF ETHICS

We have adopted a Code of Ethics, which applies to all consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the fiscal 2014 annual report on Form 20-F.

A copy of our Code of Ethics can be obtained by writing to our corporate office at c/o Portage Services Ltd , Ian Walters, 6 Adelaide Street East  Suite 300. Toronto, Ontario, Canada M5C 1H6

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) from any provision of its Code of Ethics.

ITEM 16 (C) PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The following outlines the expenditures for accounting fees paid to the independent auditing firms of the Company for the last two fiscal periods ended:

March 31,	2020	2019

Audit fee	$249,500	110,000
Other services	-	9,000

There were no fees paid to the independent accounting firms of the Company for interim review of the financial statements of the Company, during the fiscal years ended 2020 or 2019.  The Company did not have any engagement with the independent accounting firms of the Company during fiscal years ended 2020 and 2019 for professional services for tax compliance, tax advice or tax planning or for any other services.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the independent accounting firms.

ITEM 16 (D) - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2020.

ITEM 16 (F) - CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Schwartz Levitsky Feldman llp ("SLF") resigned as the Company's independent registered public auditors, effective March 3, 2019.

SLF's audit report on the Company's consolidated financial statements as of and for the fiscal year ended March 31, 2018, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal year ended March 31, 2018, and the subsequent interim period from April 1, 2018 through March 3, 2019, the date of SLF's resignation, (i) there were no disagreements with SLF on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to SLF's satisfaction, would have caused SLF to make reference to the subject matter of the disagreements in connection with its report, and (ii) there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided SLF with a copy of the Form 6-K prior to its filing with the U.S. Securities and Exchange Commission and requested SLF to furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agreed with the statements made above. A copy of SLF's letter to the U.S. Securities and Exchange Commission was obtained and was attached as an exhibit to the Current Report on Form 6-K of the Company.

On March 7, 2019, the Company engaged Marcum LLP ("Marcum") as its new independent registered public accounting firm. The engagement of Marcum was approved by the audit committee of the Company's Board of Directors.

During the Company's most recent fiscal year ended March 31, 2018 and through March 7, 2019, neither the Company nor anyone acting on its behalf consulted with Marcum regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and no written report was provided to the Company or oral advice was provided that Marcum concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16 (G) - CORPORATE GOVERNANCE

Our securities are listed on the Canadian Securities Exchange and are traded in the OTC trading mediums.

There are no significant ways in which our corporate governance practices differ from those followed by domestic companies under the trading standards of the OTC trading mediums, except for proxy delivery requirements. As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Act.

The Company solicits proxies in accordance with applicable rules and regulations in British Virgin Islands and requirements of Ontario Securities Commission and applicable CSE rules.

ITEM 16 (H). MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

The financial statements are provided pursuant to Item 18.

ITEM 18 - FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 - EXHIBITS

(a)	Financial Statements

PORTAGE BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2020 AND 2019

(US Dollars in thousands)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Portage Biotech, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Portage Biotech, Inc. (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the two years in the period ended March 31, 2020 , and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/S/ Marcum LLP

We have served as the Company’s auditor since 2019.

New York, NY
August 17, 2020

Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO • MONTREAL

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Portage Biotech Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Portage Biotech Inc. (the "Company"), which comprise the consolidated statements of financial position as at March 31, 2018 and March 31, 2017, the consolidated statements of operations and other comprehensive income (loss), changes in shareholders' equity and cash flows for the years ended March 31, 2018, 2017 and 2016, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

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

2300 Yonge Street, Suite 1500, Box 2434
Toronto, Ontario M4P 1E4
Tel: 416 785 5353
Fax: 416 785 5663

PORTAGE BIOTECH INC.

Consolidated Statements of Financial Position

(US Dollars in thousands)

		March 31,
	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	3	$3,152	$6,166
Prepaid expenses and other receivables	4	574	282
Investment in marketable equity securities	5	68	103
		3,794	6,551
Long-term assets
Long-term portion of other receivable	4	34	45
Investment in associates	6	1,225	1,207
Investments in private companies	8	7,409	5,200
Goodwill	10	43,324	43,324
In-process research and development	10	117,388	117,388
Total assets		$173,174	$173,715

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	11	$1,268	$1,107
Unsecured notes payable	12	300	663
Warrant liabilities	12	-	24
Advance from related party	18	1,000	-
		2,568	1,794
Non-current liabilities
Unsecured notes payable	12	3,361	3,000
Deferred tax	9&15	21,604	20,364
		24,965	23,364
Total liabilities		27,533	25,158
Equity
Capital stock	13	117,817	116,237
Stock option reserve	14	58	324
Accumulated other comprehensive income		958	82
Accumulated deficit		(22,302)	(16,969)
Total equity attributed to owners of the Company		96,531	99,674
Non-controlling interest	21	49,110	48,883
Total equity		145,641	148,557
Total liabilities and equity		$173,174	$173,715

Commitments and Contingencies (Note 17)

On behalf of the Board                    "Allan Shaw"            Director                             "Ian Walters"            Director

                                                                    (signed)                                                            (signed)

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(US Dollars in thousands, except per share amounts)

		Years Ended March 31,
	Notes	2020	2019	2018
Expenses
Research and development		$4,108	$1,907	$788
General and administrative expenses		1,870	857	1,447
Loss from operations		(5,978)	(2,764)	(2,235)

Realized gain on investment in Biohaven Pharmaceuticals Holding
Company Ltd. (Biohaven)	5	-	-	126,000
Share of gains (losses) of associates accounted for using equity method	6	18	(162)	-
Foreign exchange transaction gain (loss)		1,431	(691)	-
Loss on extinguishment of debt		(33)	-	-
Change in fair value of warrants		24	-	-
Interest income		11	111
Interest expense		(557)	(88)	(24)

Loss before provision for income taxes		(5,084)	(3,594)	123,741
Income tax expense		2,165	-	-
Net (loss) income		(7,249)	(3,594)	123,741
Other comprehensive income
Realized gains transferred to retained earnings upon disposal of investment	5	-	-	(24,515)
Net unrealized gain on investments	5&8	876	50	-
Total comprehensive (loss) income for year		$(6,373)	$(3,544)	$99,226

Net (loss) income attributable to:
Owners of the Company		$(5,333)	$(2,635)	$123,741
Non-controlling interest	21	(1,916)	(959)	-
		$(7,249)	$(3,594)	$123,741
Comprehensive (loss) income attributable to:
Owners of the Company		$(4,457)	$(2,585)	$99,226
Non-controlling interest	21	(1,916)	(959)	-
		$(6,373)	$(3,544)	$99,226

Basic and diluted (loss) income per share	16
Basic		$(0.49)	$(0.55)	$46.21
Diluted		$(0.49)	$(0.55)	$45.89

Weighted average shares outstanding	16
Basic		10,951,531	4,819,874	2,677,961
Diluted		10,951,531	4,819,874	2,696,423

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity

(US Dollars in thousands)

				Accumulated	Retained	Equity
	Number		Stock	Other	Earnings	Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Income	Deficit)	of Company	Interest	Equity
Balance, April 1, 2017	2,606,889	$18,360	$1,706	$24,547	$14,981	$59,594	$-	$59,594
Share-based compensation	-	-	193	-	-	193	-	193
Options exercised	184,710	4,358	(1,632)	-	-	2,726	-	2,726
Value of shares issued as compensation	15,600	936	-	-	-	936	-	936
Realized gain transferred to income on disposition of Biohaven shares by sale and stock dividend	-	-	-	(24,515)	-	(24,515)	-	(24,515)
Stock dividend of Biohaven shares	-	-	-	-	(153,056)	(153,056)	-	(153,056)
Net income for year	-	-	-	-	123,741	123,741	-	123,741
Balance, March 31, 2018	2,807,199	$23,654	$267	$32	$(14,334)	$9,619	$-	$9,619
Unrealized gain on investment in Biohaven	-	-	-	50	-	50	-	50
Shares issued on acquisition of SalvaRx Ltd.	8,050,701	92,583	-	-	-	92,583	-	92,583
Fair value of a subsidiary attributable to non-controlling interest on acquisition	-	-	-	-	-	-	48,731	48,731
Share-based compensation	-	-	57	-	-	57	1,111	1,168
Net loss for year	-	-	-	-	(2,635)	(2,635)	(959)	(3,594)
Balance, March 31, 2019	10,857,900	116,237	324	82	(16,969)	99,674	48,883	148,557
Net unrealized gain on investments	-	-	-	876	-	876	-	876
Shares issued on acquisition of Intensity Holdings Limited	129,806	1,298	-	-	-	1,298	-	1,298
Expiration of unexercised stock options	-	282	(282)	-	-	-	-	-
Share-based compensation	-	-	16	-	-	16	2,143	2,159
Net loss for year	-	-	-	-	(5,331)	(5,331)	(1,916)	(7,249)
Balance, March 31, 2020	10,987,706	$117,817	$58	$958	$(22,302)	$96,531	$49,110	$145,641

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows

(US Dollars in thousands)

	Years Ended March 31,
	2020	2019	2018
Cash flows from operating activities
Net loss (income) for year	$(7,249)	$(3,594)	$123,741
Adjustments for non-cash items
Share-based compensation expensed as consulting fee	2,143	1,148	1,129
Share-based compensation expensed as research and development	16	20	-
Realized gain on investment, available for sale	-	-	(126,000)
Change in fair value of warrant liability classified within interest	-	-	7
Amortization of debt discount	265	-	-
Loss on extinguishment of unsecured notes	33	-	-
Foreign exchange transaction loss	1,234	691	-
Share of losses of associates accounted for using equity method	(18)	162	-
Change in fair value of warrants	(24)	-	-
Net change in working capital components
Prepaid expenses and other receivables	(281)	352	32
Accounts payable and accrued liabilities	167	363	18
	(3,714)	(858)	(1,073)

Cash flows from investing activities
Cash from SalvaRx acqusitioin (note 10)	-	1,192	-
Proceeds from sale of investment, available for sale	-	-	7,289
Investment in associate	-	(688)	(681)
Purchase of notes receivable issued by SalvaRx Ltd. prior to the acquisition by Portage	-	(950)	(950)
	-	(446)	5,658

Cash flows from financing activities
Proceeds from advance from related party	1,000	-	-
Proceeds from exercise of stock options	-	-	2,726
Proceeds from issuance/(repayment) of notes payable	(300)	(50)	50
	700	(50)	2,776

(Decrease/Increase) in cash and cash equivalents during year	(3,014)	(1,354)	7,361
Cash and cash equivalents, beginning of year	6,166	7,520	159
Cash and cash equivalents, end of year	$3,152	$6,166	$7,520

Supplemental disclosure of noncash investing and financing activities:
Fair value of shares issued to acquire SalvaRx Ltd.	$-	$92,583	$-
Fair value of shares issued to acquire Intensity Holdings Limited	$1,298	$-	$-
Effective settlement of convertible notes issued by SalvaRx Ltd. upon acquisition by Portage	$-	$1,963	$-
Unrealized gain on investments in Intensity and Biohaven	$876	$50	$-

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

1. NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company") is incorporated in the British Virgin Islands ("BVI") with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario, M5C 1H6, Canada.

The Company is a reporting issuer with the Ontario Securities Commission on the Canadian Stock Exchange under the symbol PBT-U and US Securities and Exchange Commission on the OTC market under the symbol PTGEF.

The Company is engaged in the business of researching and developing pharmaceutical and biotechnology products through to clinical "proof of concept" with an initial focus on unmet clinical needs. Following proof of concept, the Company seeks to sell or license the products to large pharmaceutical companies for further development and commercialization.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval.  In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd (“iOx”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics Inc. (“Intensity”), Saugatuck Therapeutics Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc (“Rift”).  In connection with the SalvaRx Acquisition, the Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs.  See Note 9.

On June 5, 2020, the Company effected a reverse stock split. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

Liquidity and Capital Resources:

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses are mostly from its conduct of research and development activities.  As of March 31, 2020, the Company had cash of approximately $3.2 million, working capital of approximately $0.7 million and an accumulated deficit of approximately $21.0 million.

On June 16, 2020, the Company issued 698,145 ordinary shares for gross proceeds of $6.8 million.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

1. NATURE OF OPERATIONS (cont'd)

The   Company's current cash along with the $6.7 million net cash proceeds raised from the equity financing during June 2020 will be sufficient to fund operations for at least the next 12 months through August 2021.  However, the Company will need to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and seek regulatory approvals for the Company’s existing and new product candidates. If such funding is not available or not available on terms acceptable to the Company, the Company’s current development plan and plans for expansion of its general and administrative infrastructure may be modified or even curtailed.

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company's business.    The magnitude of the impact of the COVID-19 pandemic on the Company's productivity, results of operations and financial position, and its disruption to the Company's business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company's ability to conduct business in the ordinary course.

2. BASIS OF PRESENTATION

(a) Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and interpretations of the International Financial Reporting Interpretations Committee.  Certain reclassifications have been made to prior years to conform with current year presentation.

These consolidated financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value (see Note 19).

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors on August 16, 2020.

(b) Consolidation

The consolidated financial statements include the accounts of the Company and,

a. Portage Services Ltd., a wholly-owned subsidiary incorporated in Ontario on January 31, 2011.

b. Portage Pharmaceuticals Ltd. ("PPL") a wholly-owned subsidiary resulting from a merger on July 23, 2013 and is incorporated under the laws of the British Virgin Islands, as a BVI business company.

c. EyGen Limited, ("EyGen") which is a wholly-owned subsidiary of PPL, was incorporated on September 20, 2016 under the laws of the BVI.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

2. BASIS OF PRESENTATION (cont'd)

d. SalvaRx Limited ("SalvaRx"), a wholly-owned subsidiary, incorporated on May 6 2015 in the British Virgin Islands.

e. Portage Glasgow Ltd ("PGL"), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

f. iOx, a United Kingdom based immune-oncology company, a 60.49% subsidiary incorporated in the United Kingdom on February 10, 2015.

g. Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands.

All inter-company balances and transactions have been eliminated on consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders' equity. Non-controlling interest represents the 35% shareholder ownership interest in PGL, 39.51% shareholder ownership interest in iOx, the 30% shareholder ownership interest in Saugatuck which are consolidated by the Company and the warrant liability of SalvaRx.

(c) Functional and presentation currency

The majority of the Company's functional and presentation currency is US Dollars.

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

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation.  Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, which have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

The classification of a financial asset at initial recognition depends on the Company's business model for managing the financial asset and the financial asset's contractual cash flow characteristics.

In order for a financial asset to be measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The Company's financial assets classified at amortized cost includes other receivable.

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

ii) Financial liabilities

 The Company's financial liabilities include accounts payable which approximates fair value due to their short maturity and unsecured notes payable assumed in the SalvaRx Acquisition.  The unsecured notes payable assumed in the SalvaRx Acquisition are recorded at fair value on the acquisition date. (see Notes 9 and 12).

Warrant liability and note payable

During the year ended March 31, 2017, the Company's subsidiaries, PPL and EyGen, issued notes with warrants (see Note 12).  The warrants which are exercisable for common shares of PPL and EyGen, respectively.

Accordingly, at inception a portion of the proceeds was allocated to the fair value of the warrants and the remainder is recorded as a note payable.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

At subsequent balance sheet dates the fair value of the warrant is remeasured with movements in the fair value recorded in profit or loss. The loan is recorded at amortized cost and is accounted for using the effective interest method.

In connection with the SalvaRx Acquisition (see Notes 9 and 12), the Company acquired notes payable and associated warrants which were recorded at fair value on the date of the acquisition.

Impairment of financial assets

IFRS 9 requires the Company to recognize an allowance for expected credit losses ("ECLs") for all debt instruments and investments not held at fair value through profit or loss and contract assets.  For intangible assets, at the end of each reporting period and whenever there is an indication that the intangible asset may be impaired, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

At the end of each reporting period, the Company assessed whether there was objective evidence that a financial asset was impaired. The Company recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and on-demand deposits that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value.  The Company does not have any cash equivalents as at March 31, 2020 and 2019.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

Impairment of indefinite life intangible assets other than goodwill

 At the end of each annual reporting period and whenever there is an indication that an indefinite life intangible asset may be impaired, the Company reviews the carrying amounts of such intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of impairment loss (if any). When it is not possible to estimate the recoverable amount of any individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units ("CGU" or "CGUs"), or the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

 Share-based payments

 The Company determines the fair value of share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model at the grant date.  Assumptions for the Black-Scholes model are determined as follows:

• Expected Volatility. The expected volatility rate used to value stock option grants is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the life sciences industry.

• Expected Term. The Company used historical experience.

• Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of the Company's stock option grants.

• Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

Share-based payments to employees, officers and directors are recorded and reflected as an expense over the vesting period with a corresponding increase in the stock option reserve. On exercise, the associated amounts previously recorded in the stock option reserve are transferred to common share capital.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(Loss) Income per Share

Basic (loss) income per share is calculated by dividing net (loss) income (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period.  Diluted (loss) Income per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised into ordinary shares using the treasury stock method and convertible debt were converted into oridinary shares using the if-converted method.  Diluted (loss) income per share is calculated by dividing net (loss) income applicable to ordinary shares by the sum of the weighted average number of ordinary shares outstanding and all additional ordinary shares that would have been outstanding if potentially dilutive common shares had been issued.  The share and per share information has been retroactively adjusted to reflect the impact of the stock dividend.

The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share (see Note 16).

Investment in private companies

The investment is comprised of shares of private companies that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method.  See Note 8.

Investments in associates

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost from the date the investee becomes an associate and adjusted thereafter to recognize the Company's share of the profit or loss and other comprehensive income of the associate. When the Company's share of losses of an associate exceed the Company's interest in that associate (which includes any long-term interests that, in substance, form part of the Company's net investment in the associate), the Company discontinues recognizing its share of further losses.  Additional losses are recognized only to the extent that

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The Company has incurred legal or constructive obligations or made payments on behalf of the associate.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within 'Share of profit of an associate' in the statement of profit or loss.

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

(iii) Clinical trial expenses

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

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

Determination of fair value

A number of the Company's accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. When applicable, further information about the assumptions made in determining fair values is disclosed in Note 20 and other footnotes that specifically relate to assets or liabilities measured at fair value.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

Adoption of New Standards

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective for annual reporting periods beginning on or subsequent to January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. On April 1, 2019, the Company's adoption of this standard did not have a material impact on its financial statements.

IFRIC 23 Uncertainty over Income Tax Treatment

The interpretation addresses the determination of taxable income (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. The new standard is effective to annual reporting periods beginning on or after January 1, 2019. On April 1, 2019, the Company's adoption of this standard did not have any impact on its financial statements.

Prepayment Features with Negative Compensation (Amendments to IFRS 9)

Amends the existing requirements in IFRS 9 regarding termination rights in order to allow measurement at amortized cost (or, depending on the business model, at fair value through other comprehensive income) even in the case of negative compensation payments. The amendment is effective to annual reporting periods beginning on or subsequent to January 1, 2019. On April 1, 2019, the Company's adoption of this standard did not have any impact on its financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Long-term Interests in Associates and Joint Ventures (Amendments to IAS 28)

Clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.  The amendment is effective to annual reporting periods beginning on or subsequent to January 1, 2019. On April 1, 2019, the Company's adoption of this standard did not have any impact on its financial statements as all associates and joint ventures use the equity method.

Amendments to IAS 23 Borrowing Costs: Annual Improvements to IFRS 2015 - 2017 Cycle

The amendment specifies that when determining the weighted average borrowing rate for purposes of capitalizing borrowing costs, the calculation excludes borrowings which have been made specifically for the purposes of obtaining a qualifying asset, but only until substantially all the activities necessary to prepare the asset for its intended use or sale are complete. The new standard is effective to annual reporting periods beginning on or subsequent to January 1, 2019. On April 1, 2019, the Company's adoption of this standard did not have any impact on its financial statements.

Amendments to IAS 12 Income Taxes: Annual Improvements to IFRS 2015 - 2017 Cycle

The amendment specifies that the income tax consequences on dividends are recognized in profit or loss, other comprehensive income or equity according to where the entity originally recognized the events or transactions which generated the distributable reserves. The new standard is effective to annual reporting periods beginning on or subsequent to January 1, 2019. On April 1, 2019, the Company's adoption of this standard did not have any impact on its financial statements.

Amendments to IFRS 3: Business Combinations: Annual Improvements to IFRS 2015 - 2017 Cycle

The amendment clarifies that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. The new standard is effective to annual reporting periods beginning on or subsequent to January 1, 2019. On April 1, 2019, the Company's adoption of this standard did not have any impact on its financial statements.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The amendment addresses the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company does not believe that the above amendment will have any material impact on its financial statements.

4. PREPAID EXPENSES AND OTHER RECEIVABLE

	March 31,
(in thousands)	2020	2019

Prepaid expenses	$14	$19
R&D credits	500	208
Other receivables	60	55
	$574	$282

In October 2016, the Company's wholly-owned subsidiary, PPL agreed to a settlement, from a claim made against a supplier, to receive $120,000 in annual instalments of $11,250.  As of March 31, 2020, the Company received $75,000.  The Company has classified $11,250 as a current asset within other receivables as of both March 31, 2020 and 2019 and $33,750 and $45,000 as a long-term asset as of March 31, 2020 and 2019, respectively.

5. INVESTMENT IN BIOHAVEN

As of February 15, 2017, the Company held 6,341,500 shares of Biohaven Pharmaceutical Holdings Company Ltd. ("Biohaven") that is being accounted for as available for sale securities following its loss of control, as a subsidiary.

The Company currently accounts for its investment in Biohaven as a financial asset classified as FVTOCI. Biohaven is listed and began trading on New York Stock Exchange effective May 4, 2017.

On January 16, 2018, the Company distributed 6,102,730 shares of its Biohaven stock as a property dividend, on a pro-rata basis, to the shareholders of the Company's ordinary shares. The Company's ordinary shareholders of the Company's ordinary shares received one (1) common share of Biohaven as a dividend for each forty-six (46) outstanding ordinary shares of the Company owned as of January 5, 2018, the Record Date. No fractional shares, or cash in lieu of fractional shares, were distributed. In accordance with IFRIC 17.

Between January 3, 2018 and February 1, 2018, the Company sold 236,770 of the Biohaven shares in the open market for an average price of $30.79 per share for total proceeds of $7.3 million.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

5. INVESTMENT IN BIOHAVEN (cont'd)

As at March 31, 2020, 2019 and 2018, the fair value of the 2,000 share investment in Biohaven was $68,060 (at a quoted market price of $34.03 per share), $102,940 (at a quoted market price of $51.47 per share) and $52,520 (at a quoted market price of $25.76 per share), respectively.  The unrealized loss of $34,880 and the unrealized gain of $50,420 are included in unrealized gain on investments in the accompanying statement of operations and other comprehensive (loss) income for the years ended March 31, 2020 and 2019, respectively.

The following table is a rollforward of the investment in Biohaven as of March 31, 2109 and 2020 (in thousands):

Balance at March 31, 2017	$58,913
Realized gain on investment	126,000
Realized gain transferred to income on disposition of shares	(24,515)
Proceeds from sale of investment	(7,289)
Property dividend of Biohaven shares	(153,056)
Balance at March 31, 2018	53
Unrealized gain on investment	50
Balance at March 31, 2019	103
Unrealized loss on investment	(35)
Balance at March 31, 2020	$68

6. INVESTMENT IN ASSOCIATE

The following table is a rollforward of the investment Stimunity S.A. as of March 31, 2020 and 2019 (in thousands):

Investment in associates, April 1, 2018	$681
Additional investment	688
Share of losses in associate	(162)
Investment in associates, March 31, 2019	$1,207
Share of gains in associates	18
Investment in associates, March 31, 2020	$1,225

Details of the Company's associate as of March 31, 2020 and 2019 are as follows:

Name	Principal Activity	Place of Incorporation and principal place of business	Voting rights held as at March 31, 2020	Voting rights held as at March 31, 2019
Associate: Stimunity S.A.	Biotechnology	Paris, France	36.4%	36.5%

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

6. INVESTMENT IN ASSOCIATE (cont'd)

The abovementioned associate is accounted for using the equity method in these consolidated financial statements.

On February 28, 2018, the Company made an initial investment of €0.5 million ($0.7 million) by subscribing to 3,780 new Class A shares of Stimunity SAS ("Stimunity"), a French simplified joint stock company located and operating in Paris, France, for a 27% equity interest.  One of the three directors on the Board of Directors is represented by the Company. The management of Stimunity is controlled by the two other founding shareholders of Stimunity. Management has evaluated the Company's investment and concluded that the Company has significant influence and therefore its investment in Stimunity is accounted for using the equity method.

The Company also committed to a second investment in the amount of €1.5 million ($1.9 million) (the "Stimunity Commitment") by subscribing to 4,140 new ordinary shares at a price of €363 per share, upon Stimunity successfully completing agreed milestones (the "Milestones"). On March 25, 2019, the Company made an additional discretionary investment of €0.6million ($0.7 million) by subscribing to 1,945 ordinary shares at a price of €308.55 per share, increasing its ownership to approximately 37%. No milestones were completed as at March 31, 2019.  As of March 31, 2020, the Milestones have not been achieved, thus the Company has not made any payments for the Stimunity Commitment.  On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones.  See Note 22.

Under the shareholders agreement, the Company has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right or (b) any dilutive issuance.

The following table illustrates the summarized financial information of the Company's investment in Stimunity S.A (in millions):

	March 31,
	2020	2019
	(Unaudited)	(Unaudited)

Current assets	$1.3	$1.1
Non-current assets	-	-

Current liabilities	0.3	0.2
Non-current liabilities	0.1	-
Equity	0.9	0.9

Company's share in equity - 36.4% and 36.5%	$0.3	$0.3

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

6. INVESTMENT IN ASSOCIATE (cont'd)

Years ended March 31,	2020	2019
	(Unaudited)	(Unaudited)

Revenue	$0.2	$0.2
Loss from operations	$(0.3)	$(0.5)
Net loss	$-	$(0.5)

7. INVESTMENT IN PGL

On January 31, 2018, the Company's wholly owned subsidiary, PPL, purchased 650 ordinary shares of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at £0.01 per share for a total consideration of £6.50 ($9.11).  PPL's ownership comprised 65% of the issued ordinary shares in PGL. PPL's Chief Executive Officer ("CEO") is also the chairman of the board of directors of PGL which currently consists of two persons.  PGL is therefore considered a subsidiary and consolidated.

As per the terms of a Convertible Loan Agreement dated January 31, 2018 signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with a minimum drawdown of £50,000 ($70,075) and maximum drawdown of £250,000 ($350,375) during any three-month period. Interest will be at 7% accruing on a monthly basis and the facility is repayable within nine years from the date of the agreement. The outstanding loan with accrued interest can be converted into ordinary shares of PGL to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million), will require the loan to be mandatorily converted as per the terms of conversion described above. As at March 31, 2020 and 2019, the outstanding balance on the loan facility was $188,733 and $45,378, respectively.  This loan facility is an intercompany loan that is eliminated in consolidation.

PPL is also committed to providing a contribution of £33,419 ($45,486) payable in three annual instalments for tuition expenses with the University of Glasgow (see note 17). The Company paid $15,606 and $29,880, during the years ended March 31, 2018 and March 31, 2020, respectively.  There were no payments for the year ended March 31, 2019.

8. INVESTMENTS IN PRIVATE COMPANIES

The following table is a rollforward of the investments in Sentien and Intensity as March 31, 2019 and 2020 (in thousands):

	Intentsity	Sentien	Total

Balance at April 1, 2018	$-	$700	$700
Acquisition of SalvaRx	4,500	-	4,500
Balance at March 31, 2019	4,500	700	5,200
Acquisition of Intensity Holding Limited	1,298	-	1,298
Unrealized gain (loss) on investment	1,611	(700)	911
Balance at March 31, 2020	$7,409	$-	$7,409

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

8. INVESTMENTS IN PRIVATE COMPANIES (cont'd)

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien ("Preferred Stock"), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into equal number of ordinary shares. The Company's holdings represent 5.06% of the equity of Sentien on a fully diluted basis as at March 31, 2019 and 2018, respectively. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI.  As of March 31, 2019, in accordance with the guidance in IFRS 9 regarding when cost may be the best estimate of fair value, Sentien was recorded at cost.  As of March 31, 2020, the Company determined that cost no longer was the best estimate of fair value due to a significant change in the strategy of Sentien.  As of March 31, 2019, the Company determined that the investment in Sentien no longer had any fair value as Sentien was no longer pursing the proposed indication from the time of the Company's initial investment.  Accordingly, the Company recorded an unrealized loss on investment of $0.7 million.

Intensity

In connection with the SalvaRx Acquisition, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, for 1 million shares, or a 7.5% equity interest in Intensity (see Note 9).  The investment was recorded at fair value (which approximates cost) at the acquisition date.  The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI.  The fair value of the asset is determined by comparing the carrying amount of the investment to the issuance price of similar securities issued by Intensity for cash to unrelated investors in financing transactions.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction increased the Company's ownership to 1,288,458 shares of Intensity.  As of March 31, 2020, the Company owned approximately 9.0% of the outstanding shares of Intensity.

9. ACQUISITION AND BUSINESS COMBINATION

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx, a Company incorporated in the British Virgin Islands on May 6, 2015 focused on novel cancer immunotherapies and to develop clinical proof of concept, in exchange for 8,05,0,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the "Acquisition Date") upon receiving shareholder and regulatory approval.  Shares issued by the Company on acquisition were valued at $92.6 million based on the market price of the Company shares of $11.50 per share on the Acquisition Date. Portage is the accounting acquirer as the controlling group of shareholders of the Company increased their holdings, retained majority of voting rights after the acquisition and the Company's management prior to the acquisition continued as management of the combined company. Four of the Company's Board members are also directors of SalvaRx (See Note 18).  Notwithstanding the high degree of common ownership between the companies, this was not considered a common control transaction as no single individual held a controlling interest and no contractual arrangement exists among the group of shareholders.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

9. ACQUISITION AND BUSINESS COMBINATION (cont'd)

In connection with the SalvaRx Acquisition, the Company acquired SalvaRx's five invested entities and subsidiaries: iOx and Saugatuck (consolidated subsidiary with non-controlling interest), Intensity (investment in private company (see Note 9), Nekonal (joint venture with no fair value due to a dispute with Nekonal, see below), and Rift (no fair value as operations are discontinued).  In connection with the SalvaRx Acquisition, the Company also acquired an option from Nekonal SARL that gives SalvaRx the right to acquire shares in Nekonal for €50 ($55 USD) per share for four years.  On January 8, 2019, the acquisition date, the fair value of option was determined to be $0 due to a dispute with Nekonal.

SalvaRx and Nekonal are currently involved in a dispute regarding Nekonal's claim that it attained a development milestone that would require SalvaRx to provide the next tranche of funding. SalvaRx claims that Nekonal committed a breach of duties and fraud on its minority shareholders with respect to its assumption that the milestone has been attained. Nekonal management has counterclaimed that SalvaRx is in breach of breach of contract with respect to the funding arrangement. While litigation is threatened, no legal proceedings have been formally commenced.  Nekonal has halted all development and it intends to so until this matter can be resolved. The Company and Nekonal are currently negotiating a resolution of this matter.

The acquisition of SalvaRx allows the Company to acquire interest in the development of nine immune-oncology products.  SalvaRx has three in-process research and development ("IPR&D") projects identified.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

9. ACQUISITION AND BUSINESS COMBINATION (cont'd)

The following table summarizes the purchase price allocation to the fair value of assets acquired and liabilities assumed for SalvaRx:

Investment in Intensity	$4,500
Other receivable	641
Cash and cash equivalents	1,192
IPR&D	117,388
Goodwill	43,324
167,045

Trade and other payables	(625)
Notes payable	(3,370)
Convertible notes payable	(100)
Deferred tax liability, net	(19,673)
Non-controlling interest (see Note 21)(a)	(48,731)
(72,499)

Fair value of consideration	$94,546

(a) Includes the $2.5 million for the fair value of warrants issued with the SalvaRx notes of $2.5 million (see Note 12) and $7.4 million for the fair value of the vested portion of the iOx stock options (see Note 12) that were outstanding at the time of the SalvaRx Acquisition.

On March 7, 2018 and December 31, 2018, the Company invested a total of $1.9 million in convertible notes (the "Notes") issued by iOx.  As a result of the SalvaRx Acquisition, iOx has become a subsidiary of the Company during the year ended March 31, 2019.  In accordance with IFRS 3 - Business combinations, the fair value, including interest receivable, of the Notes are effectively settled upon the business combination and the fair value of the Notes is additional consideration (see Note 12).

The following table summarizes the fair value of consideration in the SalvaRx Acquisition (in thousands):

Fair value of common shares of the Company	$92,583
Effective settlement of intercompany debt (see Note 12)	1,963
Fair value of consideration	$94,546

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

Goodwill has been recognized as a result of SalvaRx's history of discovering and commercializing drugs in the area of cancer immunotherapy and assembled management team. The goodwill acquired is not deductible for tax purposes.

Net losses of $2.9 million and $1.9 million from the acquired operations are included in the consolidated statements of operations and other comprehensive income for the years ended March 31, 2020 and 2019.

Acquisition costs of approximately $0.1 million were incurred and recognized in professional fees in the accompanying consolidated statement of operations and other comprehensive loss for the year ended March 31, 2019.

The following table presents unaudited supplemental pro forma consolidated net income based on SalvaRx's historical reporting periods as if the SalvaRx Acquisition had occurred as of April 1, 2018 (in thousands):

Year ended March 31,	2019

Net loss	$(5,160)
Net loss applicable to common stockholders	$(3,920)
Net loss per share, basic and diluted	(0.01)

10. GOODWILL IN-PROCESS RESEARCH AND DEVELOPMENT

The Company's goodwill arose from the acquisition of Salvarx and its portfolio of several projects and investments.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

10. GOODWILL IN-PROCESS RESEARCH AND DEVELOPMENT (cont'd)

IPR&D consists of the following projects (in thousands):

	IMM 60	IMM 65
	iOx		Oncomer	Total
	Melanoma &	Ovarian/	Saugatuck
	Lung	Prostate	DNA
	Cancers	Cancers	Aptamers
Value assigned by Valuator as of July 23, 2018 - only SalvaRx portion (60.49% for iOx and 70% for Saugatuck)	$40,200	$24,200	$450	$64,850
Value accepted by the Company and SalvaRx	33,160	19,960	450	53,570

Gross up of the above value to 100%	54,819	32,997	643	88,459
Changes in value between July 23, 2018 and March 31, 2019	29,394		(465)	28,929
March 31, 2020 and March 31, 2019	$84,213	$32,997	$178	$117,388

Impairment Review

On an annual basis, the Company assesses its long-lived assets with indefinite lives and long-lived assets with definite lives which are not yet available for use for potential indicators of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

For the year ended March 31, 2020, the Company determined that it has only one CGU, the consolidated Portage Biotech, Inc.

The Company performed its annual impairment test of goodwill and IPR&D and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

The recoverable amount of the CGU has been determined based on its value in use. The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support. Further, Management uses risk-adjusted cash flow projections based on financial budgets. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount. The discount rate has been determined based on the Company’s best estimate of a risk adjusted discount rate.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

10. GOODWILL IN-PROCESS RESEARCH AND DEVELOPMENT (cont'd)

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

a) revenues;
b) normalized operating expenses;
c) income taxes; and
d) capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.5% based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The recoverable amount exceeded carrying amount of goodwill and therefore no impairment was considered necessary as at March 31, 2020 and 2019.

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	March 31,
	2020	2019

Accounts payable	$343	$388
Accrued interest	701	523
Other	224	196
	$1,268	$1,107

12. UNSECURED NOTES PAYABLE AND WARRANTS

Following is a rollforward of the notes payable and the warrant liability:

Notes payable (in thousands):

	PPL	Eygen	iOx	SalvaRx	Total
Balance at April 1, 2018	$210	$23	$-	$-	$233
Repayment	(25)	(25)	-	-	(50)
Interest	8	2	-	-	10
Loss on extinguishment of debt	-	-	100	3,370	3,470
Balance at March 31, 2019	193	-	100	3,370	3,663
Repayment	-	-	-	(300)	(300)
Interest	7	-	-	258	265
Loss on extinguishment of debt	-	-	-	33	33
Balance at March 31, 2020	$200	$-	$100	$3,361	$3,661

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

12. UNSECURED NOTES PAYABLE AND WARRANTS (cont'd)

Warrant liability (in thousands):

	PPL	Eygen	Total
Balance at April 1, 2018	$22	$2	$24
Balance at March 31, 2019	22	2	24
Change in fair value	(22)	(2)	(24)
Balance at March 31, 2020	$-	$-	$-

PPL and EyGen Unsecured Notes Payable and Warrants

During the year ended March 31, 2017, the Company's subsidiaries, PPL and Eygen, commenced debt financing transactions through a private placement of unsecured notes (the "Unsecured Notes"). The aggregate principal amount of the Unsecured Notes was $0.2 million at March 31, 2020 and 2019, respectively.

The Unsecured Notes bear interest at 7% per annum, payable annually on the issuance date. The Unsecured Notes are not redeemable by the Company prior to the maturity date of March 2020. The Unsecured Notes matured in March 2020, but have not been repaid, accordingly the Unsecured Notes are included in current liabilities.

In conjunction with the issuance of the Unsecured Notes, the note holders were also issued a warrant to subscribe for $7,500 new PPL or Eygen ordinary shares for every $10,000 of principal issued, respectively, provided that a certain qualifying event occurs within the three years of issuance. The warrants are only exercisable on a qualifying event and the exercise price of the warrant will be based on the price of equity shares determined by the qualifying event and the year in which it takes place.  The warrants have a three- year term.  As of March 31, 2019, given that there was an obligation to issue a variable number of shares, the warrants were classified as financial liabilities and recorded at fair value of $24,000 in warrant liabilities in the accompanying consolidated balance sheet.  The warrants expired during the year ended March 31, 2020, and thus do not have any fair value.

The Company did not incur financing costs in connection with this placement of notes.

SalvaRx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or a qualifying event), that bear interest of 7% (the "SalvaRx Notes").  As the SalvaRx Acquisition was a qualifying event, the unsecured notes became due upon the acquisition.  In December 2019, the maturity date of the SalvaRx Notes was extended to 2021, accordingly the SalvaRx Notes are included in non-current liabilities.

On January 8, 2019, the acquisition date, the fair value of the SalvaRx Notes was determined to be $3.4 million (see Note 9) using a 12.5% market interest rate to discount all payments of principal and interest due to the holders of such notes through the date of maturity.  The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10.0 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx.  On the Acquisition

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

12. UNSECURED NOTES PAYABLE AND WARRANTS (cont'd)

Date, the fair value of warrants, which are included in non-controlling interest, was determined to be $2.5 million (see Note 9) using the Black Scholes Model with the following assumptions:

Fair value of stock	$1,354.88
Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	80%
Expected life	2.6 years

For the year ended March 31, 2020, unsecured notes for $300,000 were repaid in cash and resulted in a loss on extinguishment of debt of $33,000 which is included in the consolidated statement of operations.

iOx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly-owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million.  As a result of the SalvaRx Acquisition, iOx has become a subsidiary of the Company during the year ended March 31, 2019.  In accordance with IFRS 3 – Business combinations, the fair value notes payable are effectively settled against the note receivable (see Note 9) upon the business combination and the fair value of the notes receivable is additional consideration (see Note 9).   The remaining Convertible Notes issued to third parties, including the conversion option, are recorded at a fair value of $0.1 million (see Note 9) on the Acquisition Date.  In each of March 2019 and December 2019, $0.05 million of the Convertible Notes mature.  The holders of the Convertible Notes can convert the notes and accrued interest into ordinary shares of iOx at any time before maturity at £120 per share. There is an automatic conversion in the event iOx raises $2 million, and the conversion price will be determined based on the timing of the capital raise and the price at which the money was raised. iOx has right to repay the Convertible Notes together with accrued interest at any time.

13. CAPITAL STOCK

Authorized ordinary shares:  Unlimited number of ordinary shares without par value.

On June 5, 2020, the Company effected a reverse stock split. The effect of this reverse stock split was to decrease in the number of ordinary shares outstanding as of March 31, 2020 and 2019, from 1,098,770,596 and 1,085,789,986 to 10,987,706 and 10,857,900, respectively. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The number of ordinary shares authorized remained at an unlimited number of common shares without par value.  Following is a rollforward of ordinary shares as of March 31, 2020 and 2019 (dollars in thousands):

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

13. CAPITAL STOCK (cont'd)

	2020		2019
	Ordinary Shares	Amount	Ordinary Shares	Amount
Balance, beginning of period	10,857,900	$116,237	2,807,199	$23,654
Shares issued on acquisition of Intensity Holding Limited (i)	129,806	1,298	-	-
Expiration of unexercised stock options	-	282	-	-
Shares issued on acquisition of SalvaRx (ii)	-	-	8,050,701	92,583
Balance, end of period	10,987,706	$117,817	10,857,900	$116,237

(i) On July 11, 2019, the Company issued 129,806 ordinary shares acquire IHL, a wholly-owned subsidiary of Fast Forward, (see Note 8) for $1.3 million.

(ii) On January 8, 2019, the Company issued 8,050,701 ordinary shares to acquire SalvaRx (see Note 9).  The total consideration of $92.6 million was based on the quoted market price of $0.115 per share on January 8, 2019.

14. SHARE-BASED PAYMENT

The following table provides the activity for the Company's stock option reserve for the years ended March 31, 2020 and 2019 (in thousands):

	Non- Controlling Interest	Stock Option Reserve

Balance at April 1, 2018	$-	$267
Value of iOx options relating to pre-acquisition services	7,364	-
Share-based compensation expense	1,111	57
Balance at March 31, 2019	8,475	324
Expiration of unexercised stock options	-	(282)
Share-based compensation expense	2,143	16
Balance at March 31, 2020	$10,618	$58

The $7.4 million fair value of vested iOx options acquired in the SalvaRx Acquisition and the stock-based compensation expense for unvested options are included in non-controlling interest in the combined balance sheets as of March 31, 2020 and 2019.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

14. SHARE-BASED PAYMENT (cont'd)

Stock Options

The Board of Directors of the Company (the "Board") established a stock option plan (the "2013 Option Plan") under which options to acquire ordinary shares of the Company are granted to directors, employees and consultants of the Company. The maximum number of ordinary shares issuable under the 2013 Option Plan shall not exceed 10% of the total number of issued and outstanding ordinary shares, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If a stock option was surrendered, terminated or expired without being exercised, the ordinary shares reserved for issuance pursuant to such stock option were available for new stock options granted under the 2013 Option Plan. The options vest on a schedule determined by the Board of Directors, generally over two to four years, and expire after five years.

As of March 31, 2019, the Board decided to discontinue the 2013 Option Plan.  There are 2,980 and 5,959 stock options issued under this plan as of March 31, 2020 and 2019, respectively.  No additional shares will be issued under this plan.

From time to time the Board issues stock options to acquire ordinary shares of PPL, a wholly-owned subsidiary of the Company, which are granted to directors, employees and consultants of PPL (the "PPL Option Plan").  On September 17, 2018, the Company issued 9,341 stock options to acquire up to 2% of PPL, with an exercise price of $5.35 per common share, to PPL's CEO.  The stock options vest quarterly over 4 years and expire in five years. The fair value of these stock options on the date of grant have been estimated at a fair value of $0.04 million using a Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	1%
Expected dividend	Nil
Expected volatility	68.86%
Expected life	1826 days
Fair value of stock	US$6.27

In January 2019, iOx, a subsidiary of SalvaRx, was acquired by the Company as part of the SalvaRx Acquisition.  Accordingly, the 2,599 stock options to acquire common shares of iOx (the “Acquired Options”) with an exercise price of £120 ($152.84) per common share, outstanding under the iOx stock option plan (“iOx Option Plan”) have been acquired by the Company.  At the Acquisition Date, 1,643 of the stock options, with a fair value at the Acquisition Date of $7.4 million, are fully vested and recorded in non-controlling interest with a corresponding increase to goodwill (see Note 9).  The fair value of the remaining 956 unvested stock options is $4.3 million and will be recorded as compensation expense over the remaining 3-year vesting period.  $1.1 million was recorded in compensation expense for the year ended March 31, 2019.  The Acquired Options have a 2.6-year weighted average remaining contractual life.  Following are the weighted average assumptions used in the calculation of the fair value of the vested and unvested options on the Acquisition Date:

Assumption	Vested Options	Unvested Options
Risk free interest rate	2.6%	2.6%
Expected dividend	Nil	Nil
Expected volatility	80%	80%
Expected life	1.3 years	3.2 years
Fair value of stock	US$4,630.35	US$4,630.35

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

14. SHARE-BASED PAYMENT (cont'd)

There were no other options issued under the iOx Option Plan.

The following is a summary of all outstanding stock options:

	PBI 2013 Option Plan	PPL Option Plan (Subsidiary Plan)	iOx Option Plan (Subsidiary Plan)
Balance as at April 1, 2017	203,169	47,917	-
Exercised	(184,710)	-	-
Balance as at March 31, 2018	18,459	47,917	-
Acquired from SalvaRx Acquisition	-	-	2,599
Granted	-	9,341	-
Cancelled	(12,500)	-	-
Balance as at March 31, 2019	5,959	57,258	2,599
Expired	(2,979)	(47,917)
Balance as at March 31, 2020	2,980	9,341	2,599
Exercisable as at March 31, 2020	2,980	9,341	1,643

Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		iOx Option Plan (Subsidiary Plan)
	March 31,		March 31,		March 31,
	2020	2019	2020	2019	2020	2019
Weighted average exercise price	$15.00	$15.00	$5.35	$2.83	$148.84	$152.84
Weighted average remaining contractual life (in years)	1.72	2.72	2.61	1.63	1.63	3.10

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as of March 31, 2020 and March 31, 2019.

The Company recorded $2.2 million, $1.2 million and $1.1 million of compensation expense related to the stock option plans for the years ended March 31, 2020, 2019 and 2018, respectively.

Consultant Stock Plan

In March 2011, the Board established the 2011 Consultant Stock Compensation Plan (the "2011 Plan"), under which the Company awards stock to employees, consultants and contractors as compensation.

During the year ended March 31, 2018, the remaining 15,600 shares were issued under 2011 Consultant Stock Compensation Plan to six consultants. including 13,900 to five directors, for services provided. The shares fair value of $0.9 million, based on the market price of the Company's common shares prevailing on the date of their issuance, was included in consulting fee expense for the year ended March 31, 2018.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

14. SHARE-BASED PAYMENT (cont'd)

As at March 31, 2020 and March 31, 2019, the Company did not have any active Consultant Stock Compensation Plans.

15. TAXATION

The Company is a British Virgin Island corporation. The Government of the British Virgin Islands does not, under existing legislation, impose any income or corporate tax on corporations.

PGL and iOx are subject to United Kingdom taxes ("UK Taxes"). Portage Services Ltd. Is subject to taxes in Canada. Tax losses or potential tax credits for Portage Services Ltd. are insignificant.

iOx has research and development cash credits of approximately $0.5 million that have been recorded for the year ended March 31, 2020 and are included in prepaid expenses and other receivables as of March 31, 2020.

The following is a reconciliation of the UK Taxes to the effective income tax rates for the years ended March 31, 2020 and 2019 ($ in thousands):

	2020	2019
Loss on ordinary activities before tax	$2,409	$2,343
Statutory UK income tax rate	19.0%	17.0%
Loss at statutory income tax rate	$458	$398
Change in deferred rate and true-up	(2,665)	-
Research and development credit	500	-
Losses (unrecognized)	(458)	(398)
Income tax expense	$(2,165)	$-

At March 31, 2020 and 2019, the Company's deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following (in thousands):

	2020	2019
Deferred tax assets:
Net operating loss	$1,186	$457
Deferred tax asset (unrecognized)	$1,186	$457

Deferred tax liabilities:
In-process R&D	$21,604	$(19,673)
Deferred tax liability (unrecognized)	$21,604	$(19,673)

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

15.  TAXATION (cont'd)

The reduction in the rate of UK corporation tax to 19% from April 1, 2017 and to 17% from April 1, 2020 was substantively enacted at the Balance Sheet date. However subsequently, the UK Government announced that the UK corporation tax rate would remain at 19% and not reduce to 17% on 1 April 2020. This was substantively enacted on 17 March 2020. The standard rate of UK corporation tax applied to reported loss is 19% (2018: 19%). Unrecognized UK deferred tax assets and liabilities are calculated at a rate of 19%, being the rate that was substantively enacted at the Balance Sheet date.

iOx has research and development cash credits of approximately $466,000 that have been recorded for year ended March 31, 2020.

As of March 31, 2020 and 2019, tax losses for iOx were approximately $6.2 million and $2.1 million, respectively.

As of March 31, 2020 and 2019, iOx had a deferred tax liability of approximately $21.6 million and $20.4 million, respectively.  On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx.  As the IPR&D process is in the UK, the deferred tax had been recorded at 17%, the rate applicable in the UK.  During the year ended March 31, 2020, the Company recorded a tax expense of $2.2 million, including $2.3 million to provide for an increased deferred tax liability resulting from the increase in the UK tax rate to 19% in March 2020, $0.4 million of a return to provision adjustment and a decrease due to a refundable research and development credit of $0.5 million. As the deferred tax liability may be settled in the future in Great British Pounds ("GBP"), the Company decreased the deferred tax liability by $1.4 million and increased the deferred tax liability by $0.7 million as of March 31, 2020 and 2019, respectively, for the difference in exchange rates from period to period.

There is no expiration date for accumulated tax losses in the U.K. entities.

16. EARNINGS (LOSS) PER SHARE

Basic Earnings Per Share ("EPS") is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

16. EARNINGS (LOSS) PER SHARE (cont'd)

The following table reflects the income and share data used in the basic and diluted EPS calculations (dollars in thousands, except per share amounts):

	Years Ended March 31,
	2020	2019	2018
Numerator
Net income (loss) attributable to owners of the Company	$(5,333)	$(2,635)	$123,741
Denominator
Weighted average number of shares - Basic	10,951,531	4,819,874	2,677,961
Diluted effect of average number of options	-	-	18,462
Weighted average number of shares - Diluted	10,951,531	4,819,874	2,696,423
Basic earnings (loss) per share	$(0.49)	$(0.55)	$46.21
Diluted earnings (loss) per share	$(0.49)	$(0.55)	$45.89

Inclusion of the Company's 2,980 and 5,959 stock options in the computation of diluted loss per share for the years ended March 31, 2020 and 2019 would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share for the year ended March 31, 2020 and 2019.

17. COMMITMENTS AND CONTINGENCIES

(a) Under the terms of a License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited ("Trojan"), 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million. As of March 31, 2020, no royalties have been earned and maintenance fees are insignificant, therefore no payments have been made to Trojan.

(b) The Company is committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity's achievement of certain agreed milestones. As of March 31, 2020, the Company has made an additional discretionary investment of €600,129 ($688,359) toward the commitment (see Note 6).  See Note 22.

(c) SalvaRx has an obligation to make further capital contribution of €0.3 million ($0.3 million) in Nekonal once certain development milestones have been achieved (see Note 9 and (d) below).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

17. COMMITMENTS AND CONTINGENCIES (cont'd)

(d) SalvaRx and Nekonal are currently a in disagreement regarding SalvaRx's obligation to make the additional equity contribution described in (c), which is due upon Nekonal's attainment of the defined milestone. In April 2019, SalvaRx asserted that management of Nekonal committed a breach of duties and fraud on its minority shareholder and Nekonal management has accused SalvaRx of breach of contract stemming from the disagreement as to whether the milestone triggering the requirement to provide funding has been met. To date, no legal proceedings have been formally commenced by either party. Research and development efforts have been suspended pending a resolution of this matter.  The Company cannot predict the outcome of this matter and there is no assurance that a loss will not be incurred. (see Notes 9 and 19).

18. RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

On January 8,2019 the Company acquired 100% of SalvaRx from SalvaRx Group plc.  in exchange for 8,050,701 ordinary shares of the Company for an aggregate consideration of US$92.6 million (see note 9). Four of the six directors of the Company are also directors of SalvaRx Group plc.  The Company's CEO is also the CEO of SalvaRx and employees of the Company comprise the management team of SalvaRx.

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management of the Company has also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.  The related party transactions are as follows:

Nekonal

One of the three directors on the Board of Directors of Nekonal is represented by the Company.  Under the terms of the Nekonal Agreement, prior the acquisition of SalvaRx, SalvaRx invested an initial €600,000.  €300,000 was invested to further the drug development efforts of Nekonal's technology in cancer immunotherapy.  Of the investment €50,000 was paid to each of SalvaRx and Nekonal SARL for fees called for under the services agreements with SalvaRx (management fees) and Nekonal SARL (scientist fees), respectively, for labor fees.    The remainder of €200,000 was used for materials in the labs. Additionally, the CEO of the Company is also the CEO of Nekonal and employees of the Company comprise the management team of Nekonal under the service agreement for management services.

Stimunity

One of the three directors on the Board of Directors of Stimunity is represented by the Company (see Note 6).

Saugatuck

One of the three directors on the Board of Directors of Saugatuck is represented by the Company.  Additionally, the CEO of the Company is also the CEO of Saugatuck and employees of the Company comprise the management team of Saugatuck (see Note 9).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

18. RELATED PARTY TRANSACTIONS (cont'd)

Intensity

One of the four directors on the Board of Directors of Intensity is represented by the Company.  Additionally, the CEO of the Company is an officer and employee of Intensity (see Note 8).

PGL

On January 31, 2018, the Company's wholly-owned subsidiary, PPL, acquired 650 ordinary shares, or 65%, of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at less than $0.01 per share for a total consideration of $9.11.  PPL's CEO is also the chairman of the two-person board of directors of PGL (see Note 7).

Prepaid expenses and other receivables include amounts due from a joint venture of $73,412 for the year ended March 31, 2019.  There were no amounts due from the joint venture for the years ended March 31, 2020. The amount is interest free and repayable on demand (see note 6).

Unsecured Notes Payable/Convertible Notes

On March 7, 2018, the Company invested in convertible notes from iOx. On December 3, 2018, the Company invested an additional $950 in iOx (the "Convertible Notes Receivable"). As a result of the SalvaRx Acquisition, iOx has become a subsidiary of the Company during the year ended March 31, 2019.  In accordance with IFRS 3 - Business combinations, the fair value notes receivable are effectively settled upon the business combination and the fair value of the notes receivable is additional consideration (see Notes  9 and 12).

The Unsecured Notes and the SalvaRx Notes include notes of the original amount of approximately $3.2 million issued to directors of the Company (see Note 12).

In January 2020, a board member of the Company advanced the Company $1.0 million which was repaid in July 2020.  There was no interest or fees associated with this advance.

Related party transactions have been listed above, unless they have been disclosed elsewhere in the consolidated financial statements.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recognized in the balance sheet consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company's financial instruments as of March 31, 2020 and 2019 (in thousands):

	March 31,
	2020		2019
	Amortized Cost	FVTOCI	Amortized Cost	FVOCI
Cash and cash equivalents	$3,152	$-	$6,166	$-
Prepaid expenses and Other Receivables	$74	$-	$282	$-
Investment	$-	$7,477	$-	$5,303

	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Accounts payable and accrued liabilities	$1,268	$-	$1,107	$-
Unsecured notes payable	$3,661	$-	$3,663	$-
Warrant liability	$-	$-	$-	$24

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

 Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

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

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on quoted market price of $34.03 per share (Level 1).

The investment in Nekonal and the option in Nekonal has been listed at a $0 fair value (see Note 9).

Investment in Sentien: fair value of the asset is determined by considering strategy changes by Sentien. (Level 3).

Investment in Intensity: The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors. (Level 3).

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3).  See Note 12.

There have been no transfers between levels of the fair value hierarchy for the years ended March 31, 2020 and 2019.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the statement of financial position.

Cash- Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivable - The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4), payable over the next six years. The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

20. CAPITAL MANAGEMENT

The Company considers the items included in Equity as capital. The Company had accounts payable and accrued expenses of approximately $1.3 million as of March 31, 2020 (approximately $ 1.1 million as of March 31, 2019) and current assets, primarily in cash, of approximately $3.2 million as of March 31, 2020 (approximately $6.6 million as of March 31, 2019). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of March 31, 2020, the shareholders' equity was approximately $147.8 million (approximately $148.6 million as of March 31, 2019), $3.2 million ($6.2 million as of March 31, 2019) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company's approach to capital management during the years ended March 31, 2020 and March 31, 2019.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

21. NON-CONTROLLING INTEREST

(In thousands)
	PGL	SalvaRx	iOx	Saugatuck	Total
Balance as of April 1, 2018	$-	$-	$-	$-	$-
Fair value of a subsidiary attributable to non-controlling interest on acquisition	-	-	38,826	90	38,916
Fair value:
SalvaRx warrants vested upon acquisition	-	2,451	-	-	2,451
Vested portion of iOx stock options	-	-	7,364	-	7,364
Stock based compensation expense	-	-	1,111	-	1,111
Net loss attributable to non-controlling interest	(31)	-	(925)	(3)	(959)
Non-controlling interest at March 31, 2019	(31)	2,451	46,376	87	48,883
Fair value:
Stock based compensation expense	-	-	2,143	-	2,143
Net loss attributable to non-controlling interest	(50)	-	(1,807)	(59)	(1,916)
Non-controlling interest at March 31, 2020	$(81)	$2,451	$46,712	$28	$49,110

22. EVENTS AFTER THE BALANCE SHEET DATE

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity by subscribing to 2,479 ordinary shares, upon Stimunity's achievement of certain agreed milestones. This additional investment increased the Company's ownership of Stimunity to 44%.

In April 2020, one of Portage’s portfolio companies received $0.6 million dollars as a legal settlement for a dispute it had with a vendor while developing one of its products.

In May 2020, the Company made an additional $0.4 million investment in Saugatuck.  The Company’s ownership did not change with the additional investment.  The Company is due to make an additional $0.3 million investment in Saugatuck during the second half of calendar year 2020.

The Company entered into a license agreement with D5 Pharma Inc. ("D5") for certain rights from SunnyBrook Research Institute related to certain inventions and technology related to the identification and characterization of aptamers for $0.4 million which was paid in May 2020.  At the Company's option, it can pay an additional $0.2 million in consideration for D5's research, discover and production of certain aptamers.  The Company will use the licensed technology to develop and commercialize products.  Additionally, the Company will pay D5 CAD$29.1 million per product upon the completion of agreed regulatory milestones. The license will expire on a country-by-country and product-by-product basis on the later of the fifteenth anniversary of the first sale of a product or the last date on which there are valid claims covering the products.  In further consideration of the rights granted, beginning with the Company's first commercial sale of the developed products, the Company will also pay an annual earned royalty in the low single digits on net sales of licensed products, subject to certain customary reductions.  The license became effective on May 12, 2020 upon the signing of a Right of Exclusive Option in the even that D5 becomes insolvent.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(US Dollars)

March 31, 2020 and 2019

22. EVENTS AFTER THE BALANCE SHEET DATE (cont'd)

On June 5, 2020, the Company effected a reverse stock split. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

On June 16, 2020, the Company issued 698,145 ordinary shares for gross proceeds of $6.8 million, including $2.0 million from two of the Company’s directors, in a non-brokered private placement.

On June 25, 2020, the Company's stockholders approved the 2020 Stock Option Plan (the "2020 Plan") which permits the directors to fix the option exercise price and to issue stock options under the plan as they see fit.

In July 2020, the Company repaid the $1 million advance from a board member of the Company. See Note 18.

(b)  Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Form F-20 filed on July 31, 2017.

2.1*	Description of Rights of Stock Registered under Section 12 of the Exchange Act

4(c) (iv).1	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c) (iv).2	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c) (iv).3	2013 option plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

8.1*	List of Subsidiaries

11.1	Charter of audit and compensation committee regarding compensation matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.2	Charter of audit and compensation committee regarding audit matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.3	Code of conduct - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Schwartz Levitsky Feldman llp

15.2	Consent of Marcum LLP

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

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

_________________

* Filed herewith

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 17th day of August, 2020

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters
Title:	Chief Executive Officer

By:	/s/ Allan Shaw
Title:	Chief Financial Officer