Form 20-F/A
period 2020-03-31
PORTAGE BIOTECH INC.
filed 2021-03-26
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F-A

AMENDMENT No. 1

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

6 Adelaide Street East Suite 300. Toronto, Ontario, Canada M5C 1H6
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, without par value	PRTG	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report.  Ordinary shares without par value - 12,083,395 as at March 24, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE FOR FILING AMENDMENT NO. 1

The Company is amending its original Form 20-F filed August 17, 2020, to reflect corrections to amounts reported in Items 3(a), "Key Information", Item 5, "Operating and Financial Results and Prospects", (a) Operating Results and certain amounts reported in Item 6, Directors Senior Management and Employees (b) Compensation, all of which were made to conform to amounts reported in the Consolidated Financial Statements reported in Item 18. The amended Items are included herein, as well as Forward Looking Statements, Item 19(b), Exhibit index and updated certifications of the Chief Executive Office and the Chief Financial Officer.

FORWARD LOOKING STATEMENTS

This amendment to the annual report includes "forward looking statements". All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

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

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY FINANCIAL STATEMENTS (US $)

Operating data -

Year ended March 31,	2020	2019	2018	2017	2016

	all amounts in 000' $ (except for per share amounts)
Net (Loss) profit before non-controlling interests	(7,249)	(3,594)	123,741	(641)	(9,195)
Net (loss) profit attributable to owners of the Company	(5,333)	(2,635)	123,741	16,299	(5,706)
Working capital	1,226	4,757	7,489	59,027	4,593
Total assets	173,174	173,715	10,003	59,904	12,629
Capital stock	117,817	116,237	23,654	18,360	17,055
Warrants	-	24	-	-	2,756
Stock option reserves	58	324	267	1,706	5,076
Equity attributable to owners of the Company	96,531	99,674	9,619	59,594	10,269
Weighted average number of shares outstanding - Basic	10,951,531	4,819,874	2,677,961	2,540,431	2,397,450
Weighted average number of shares outstanding - diluted	10,951,531	4,819,874	2,696,423	2,721,933	2,397,450
Net income (loss) per share - Basic	$(0.49)	$(0.55)	$46.21	$6.00	$(2.00)
Net income (loss) per share - Diluted	$(049)	$(0.55)	$45.89	$6.00	$(2.00)

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

Operating results

Year ended March 31,	2020	2019	2018
	in 000'$	in 000'$	in 000'$
Operating expenses	$(5,978)	$(2,764)	$(2,235)
Realized gain on sale of investment	-	-	126,000
Foreign exchange transaction gain (loss)	1,431	(691)	-
Loss on extinguishment of debt	(33)	-	-
Change in fair value of warrants	24	-	-
Interest (expense) income-net	(546)	23	(24)
Share of gains (losses) in associate-equity method	18	(162)	-
(Loss) income before provision for income taxes	(5,084)	(3,594)	123,741
Income tax expense	2,165	-	-
Net (loss) income	(7,249)	(3,594)	123,741
(Loss) on investment transferred to retained earnings on disposal of investment	-	-	(24,515)
Unrealized gain on investment, available for sale	876	50	-
Total comprehensive (loss) income for year	$(6,373)	$(3,544)	$99,226
Non-controlling interest	$(1,916)	(959)	$-
Net (loss) income attributable to owners	(4,457)	(2,585)	99,226
	$(6,373)	$(3,544)	$99,226

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

G&A expenses included legal fees of approximately $168,000, audit fees of $69,000 and outside accounting, tax and related fees of $10,000.

Legal fee included approximately $70,000 charged by our Canadian counsel in connection with the acquisition of SalvaRx Ltd and $42,000 related to a suit initiated by iOx against a supplier for contamination of our drug. The remaining amount of $56,000 include fees paid to attorneys in the USA, Canada and British Virgin Islands whom we engaged to provide corporate and regulatory services.

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2020, 2019 and 2018:

	Annual compensation				Long term compensation
Name & principal position	Year	Fee (3) $	Bonus $	Other $	Securities under options/SARs granted (1),(4) & (5) $	Shares or units subject to resale restrictions $	LTIP payout (2) $	Other $	Total compensation $
Declan Doogan - Independent director and audit committee member (CEO up to April 30, 2019)
	2020	-	-	-	--	--	-	-	-
	2019	8,928	-	-	-	-	-	-	8,928
	2018	147,000	-	-	-	-	-	-	147,000
Kam Shah - CFO
	2020	186,000							186,000
	2019	222,480	-	-	-	-	-	-	222,480
	2018	348,000	-	-	-	-	-	-	348,000
Gregory Bailey - Business development and Chairman
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	321,000	-	-	-	-	-	-	321,000
James Mellon - Independent Director
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	99,000	-	-	-	-	-	-	99,000
Steven Mintz - Independent director and audit committee member
	2020	-	-	-	-	-	-	-	-
	2019	-	-	-	-	-	-	-	-
	2018	-	-	-	-	-	-	-	-
Ian Walters - CEO effective May 1, 2019 and director
	2020	350,000							350,000
	2019	202,141	-	-	-	-	-	-	202,141
	2018	99,000	-	-	-	-	-	-	99,000

Notes:

1.	"SAR" means stock appreciation rights. The Company never issued any SARs
2.	"LTIP" means long term incentive plan. The Company does not have any such Plan.
3.

Fees for fiscal 2019 includes vested options in iOx of $8,928 for Dr. Doogan, $114,640 for Dr. Walters and $9,147 for Kam Shah. These options were granted in April 2018 - prior to acquisition of iOx by Portage.

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

The objective of the Company's and our subsidiaries equity-based incentive plans is to provide for and encourage ownership of our ordinary shares by our directors, officers, consultants and employees, if any and those of any subsidiary companies so that such persons may increase their stake in our company and benefit from increases in the value of the ordinary shares. The Plans are designed to be competitive with the benefit programs of other companies in the Biotechnology sector and enable the Company and its subsidiaries to attract and retain directors, officers and employees of the Company and its subsidiaries and to consultants and management company employees of exceptional skill. It is the view of management that the plans are a significant incentive for the directors, officers, consultants and employees to continue and to increase their efforts in promoting our operations to the mutual benefit of both our company and such individuals and also allows us to avail of the services of experienced persons with minimum cash outlay.

Indebtedness of Directors, Executive Officers and Senior Officers

None.

Directors' and Officers' Liability Insurance

The Company has purchased, at its expense, directors' and officers' liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.

ITEM 19 - EXHIBITS

(b) Exhibits

The following documents are filed as part of this Annual Report on Form 20-F

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Form 20-F filed on July 31, 2017.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act - Incorporated herein by reference to Form 20-F filed on August 17, 2020, Exhibit 2.1.

4(c) (iv).1	2011 Consultant stock compensation plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c) (iv).2	2013 Stock option plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c) (iv).3	2013 option plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

8.1**	List of Subsidiaries - Incorporated herein by reference to Form 20-F filed on August 17, 2020, Exhibit 8.1.

11.1	Charter of audit and compensation committee regarding compensation matters - Incorporated herein by reference to Form 20-F filed on July 31, 2014.

11.2	Charter of audit and compensation committee regarding audit matters - Incorporated herein by reference to Form 20-F filed on July 31, 2014.

11.3	Code of conduct - Incorporated herein by reference to Form 20-F filed on July 31, 2014.

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1**	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Incorporated by reference to Form 20-F, filed August 17, 2020 Exhibit 13.1.

13.2**	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 - Incorporated by reference to Form 20-F, filed August 17, 2020 Exhibit 13.2.

15.1**	Consent of Schwartz Levitsky Feldman llp

15.2**	Consent of Marcum LLP

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

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

_________________

* Filed herewith

** Previously filed

SIGNATURES

 The Company hereby certifies that it meets all of the requirements for filing this Amendment No.1 to Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 25th day of March 2021.

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters
Title:	Chief Executive Officer

By:	/s/ Allan Shaw
Title:	Chief Financial Officer