Form 20-F
period 2021-03-31
PORTAGE BIOTECH INC.
filed 2021-07-29
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ______________ to ______________

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

6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value	PRTG	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report.  Ordinary shares without par value – 13,326,213 as at July 26, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

ii

iii

FORWARD LOOKING STATEMENTS

This annual report includes "forward looking statements”. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

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

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in "Item 3 - Key Information-Risk Factors."

We do not currently have the marketing expertise needed to commercialize our products; we will be primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms "Portage Biotech Inc.," "the Company," “our Company,” "Portage," "we," "us" or "our" are used interchangeably in this Annual Report and mean Portage Biotech Inc. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status

Portage Biotech Inc. is a British Virgin Islands (“BVI”) company pursuant to the Certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2014. More than 60% of our ordinary shares were held by non-United States citizens and residents as of September 30, 2020, being the end of our second fiscal quarter. The majority of our directors and officers are non-United States citizens or residents, our business is administered outside the United States, and a majority of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our ordinary shares using this Form 20-F annual report format.

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

All dollar amounts set forth in this report are in U.S. dollars, except where otherwise indicated.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report.

ITEM 3 – KEY INFORMATION

(A)	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2021, 2020 and 2019, and the Balance Sheet data as of March 31, 2021 and 2020 are derived from our audited Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected Operations Data for the years ended March 31, 2018 and 2017 and the Balance Sheet data as of March 31, 2019, 2018 and 2017 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY’S FINANCIAL STATEMENTS (U.S. DOLLARS)

Operating Data

Year ended March 31,	2021	2020	2019	2018	2017
	All amounts in 000'$ (except for per share amounts)
Net (loss) profit before non-controlling interests	(17,189)	(7,249)	(3,594)	123,741	(641)
Net (loss) profit attributable to owners of the Company	(15,833)	(5,333)	(2,635)	123,741	16,299
Working capital	1,738	1,226	4,757	7,489	59,027
Total assets	174,860	173,174	173,715	10,003	59,904
Capital stock	130,649	117,817	116,237	23,654	18,360
Warrants	1,120	–	–	–	–
Stock option reserves	7,977	58	324	267	1,706
Equity attributable to owners of the Company	101,449	96,531	99,674	9,619	59,594
Weighted average number of shares outstanding - Basic	11,733	10,952	4,820	2,678	2,540
Weighted average number of shares outstanding - Diluted	11,733	10,952	4,820	2,696	2,722
Net (loss) income per share - Basic	$(1.35)	$(0.49)	$(0.55)	$46.21	$6.42
Net (loss) income per share - Diluted	$(1.35)	$(0.49)	$(0.55)	$45.90	$5.99

1.	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the fiscal years 2021, 2020, 2019 and 2017.

2.	The per share data has been adjusted to reflect the reverse split of the ordinary shares effective June 5, 2020.

On January 8, 2019, the Company completed an acquisition of SalvaRx Limited, which has been accounted for using the acquisition method as explained elsewhere in this report. Fiscal 2019 amounts include the effect of acquisition accounting.

The Company has not declared or paid any dividends in any of the reporting periods presented herein except for fiscal 2018, when the Company distributed a property dividend consisting of shares of common stock of our former partially owned subsidiary, Biohaven Pharmaceuticals Holding Company Ltd. (“Biohaven”).

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in United States dollars. The Company's subsidiaries have transactions in Canadian dollars and British pounds sterling. Currencies other than the United States dollar have been translated into United States dollars using rates available on Bank of Canada and the Bank of England websites.

On June 30, 2021, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was approximately US$1 = CDN$1.24 and for the conversion of British pounds sterling into United States dollars was approximately US$1=£0.72.

The following table sets out the high and low exchange rates in Canadian dollar and British pounds for one United States dollar for each of the last six months of the fiscal year.

Fiscal year 2021	October	November	December	January	February	March
Canadian Dollar
High	1.33	1.33	1.30	1.28	1.28	1.27
Low	1.31	1.30	1.27	1.26	1.25	1.24
British Pounds
High	0.78	0.77	0.76	0.74	0.73	0.73
Low	0.76	0.75	0.73	0.73	0.71	0.72

The following table sets out the average exchange rates in Canadian dollar and British pounds for one United States dollar for the five most recent financial years.

Year ended March 31,	2021	2020	2019	2018	2017
Average for the year
Canadian Dollar	1.32	1.33	1.31	1.28	1.31
British Pounds	0.77	0.79	0.76	0.75	0.76

(B)	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C)	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D)	RISK FACTORS

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

The jurisdictions in which we conduct our business have imposed mandates and regulations or suggested measures to counter the spread of the COVID-19 virus and control the level of the pandemic within its population and the economic activities of their respective economies. These collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and the population and economic response to the virus and the many different measures prompted by the pandemic.  The Company has been affected in a number of ways, such as the way in which it operates is headquarters operations, it deals with its scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business.  Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities.  To date, since we are mostly focused on the activities related to research and development, we have not experienced the larger adverse economics of a slowed economy; however, we do expect that time lines for our research and development, clinical trials, regulatory approvals and bringing our products to market will cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses will increase and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives.  Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to the Company.

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

The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays due to the measures for COVID-19 pandemic containment and conduct of business;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which results in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.

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

However, one of our subsidiaries, iOx Therapeutics Ltd, which is shortly going to start clinical stage trials, has an agreement with University of Oxford under which some clinical trial costs are to be undertaken by the University of Oxford. This will reduce our immediate cash requirements. iOx Therapeutics is also party to a Horizon 2020 grant consortium in which the EU partially funds the development work including human testing of a second product.  The Company will need a license and additional funding if it wishes to pursue this product further.

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

We intend to generate revenue and expenses internationally that are likely to be primarily denominated in U.S., Euros and U.K. pounds sterling. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the United States dollar could result in losses in revenues from currency exchange rate fluctuations. Conversely, an increase in the value of such foreign currencies relative to the United States dollar could negatively impact our operating expenses. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

The loss of key personnel could have an adverse effect on our business

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management and directors could have a material adverse effect on us as a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired. We do not carry any key person insurance on our senior management.

The UK’s planned withdrawal from the EU, commonly referred to as Brexit, may have a negative effect on global economic conditions, financial markets and our business.

Brexit has created significant uncertainty concerning the future relationship between the UK and the EU. From a regulatory perspective, there is uncertainty about which laws and regulations will apply. A significant portion of the regulatory framework in the UK is derived from EU laws. However, it is unclear which EU laws the UK will decide to replace or replicate in connection with its withdrawal from the EU. In particular, the regulatory regime applicable to our operations, including with respect to the approval of our product candidates, may change, potentially significantly, and the impact on the process for obtaining or maintaining marketing authorization for pharmaceutical products manufactured or sold in the UK is otherwise unknown.

A basic requirement related to the grant of a marketing authorization for a medicinal product in the EU is the requirement that the applicant be established in the EU. Following withdrawal of the UK from the EU, marketing authorizations previously granted to applicants established in the UK through the centralized, mutual recognition or decentralized procedures may no longer be valid. Moreover, there is a risk that the scope of a marketing authorization for a medicinal product granted by the EC pursuant to the centralized procedure, or by the competent authorities of other EU member states through the decentralized or mutual recognition procedures, would not encompass the UK. In that circumstance, a separate authorization granted by the UK competent authorities would be required to place medicinal products on the UK market.

In addition, the laws and regulations that will apply after the UK withdrawal from the EU may have implications for manufacturing sites that hold certifications issued by the UK competent authorities. Our ability to rely on these manufacturing sites for products intended for the EU market will depend on the post-withdrawal terms of the authorizing bodies and, potentially, on the ability to obtain relevant exemptions under EU law to supply the EU market with products manufactured at UK certified sites. There is also the risk that if batch release and quality control testing sites for our products are located only in the UK, manufacturers will need to use sites in other EU member states. All of these changes, if they occur, could increase our costs and otherwise adversely affect our business.

Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal from the EU. These developments, or the perception that they could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, including by significantly reducing global market liquidity or restricting the ability of key market participants to operate in certain financial markets. In addition, currency exchange rates for the British pound and the Euro with respect to each other and to the U.S. dollar have already been negatively affected by Brexit. Should this foreign exchange volatility continue or be exacerbated by UK’s withdrawal from the EU, it could cause volatility in our quarterly financial results.

We have an office in Oxford, England which is focused on developing our products outside of the U.S. We do not know to what extent, or when, the UK’s withdrawal from the EU or any other future changes to membership in the EU will impact our business, particularly our ability to conduct international business from a base of operations in the UK. The UK could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, possibly resulting in increased trade barriers, which could make doing business in Europe more difficult and/or costly. Moreover, in the U.S., tariffs on certain U.S. imports have recently been imposed, and the EU and other countries have responded with retaliatory tariffs on certain U.S. exports. We cannot predict what effects these and potential additional tariffs will have on our business, including in the context of escalating global trade and political tensions. However, these tariffs and other trade restrictions, whether resulting from the UK’s withdrawal from the EU or otherwise, could increase our cost of doing business, reduce our gross margins or otherwise negatively impact our financial results.

Risks Related to Ownership of our Shares

The issuance of Ordinary Shares upon the exercise of our outstanding options will dilute the ownership interest of existing shareholders and increase the number of shares eligible for future resale.

On January 13, 2021, the Company approved the Portage Biotech Inc. 2021 Equity Incentive Plan, which amended and restated the Portage Biotech Inc. 2020 Stock Option Plan, which was approved on June 25, 2020, at the annual meeting of shareholders, which authorized the directors to fix the option exercise price and to issue stock options under the plan as they see fit (the “2021 Equity Incentive Plan”). The Company's 2021 Equity Incentive Plan is a 10% rolling stock option plan under which the directors are authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant. The purpose of the 2021 Equity Incentive Plan is to promote the profitability and growth of the Company by increasing the ability of the Corporation and its subsidiaries to attract and retain directors, officers and employees of the Company and its subsidiaries and to consultants and management company employees ("Participants") of exceptional skill. The 2021 Equity Incentive Plan provides an incentive for Participants to contribute to the future success and prosperity of the Corporation and provides an opportunity for ownership of the Ordinary Shares by Participants so that they may increase their stake in the Company and benefit from appreciation in the value of the Ordinary Shares. On January 13, 2021, the Company granted in total 868,000 stock options to purchase ordinary shares to four members of our Board of Directors and four executives, including our CEO who also is a member of our Board of Directors. The stock options have an exercise price of US$17.75 per share and vest over various terms. The Company also granted 243,000 restricted stock units on January 13, 2021 to two executives, one of whom is our CEO with a fair value of US$17.75 per share, which was the closing price of the stock on the day immediately preceding the grant date. The restricted stock units vested on the date of grant but underlying shares cannot be sold until one of four conditions are met.

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

As of June 30, 2021, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 62.0% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder. In addition, this group of shareholders generally has the ability to control our management and business affairs and direction of the Company. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

We are a foreign private issuer, which may limit information about the Company and legal rights that you as an investor may desire and are different from those of a United States domestic reporting company.

We are a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the United States Securities and Exchange Commission (“SEC”). In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Exchange Act and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs and the obligations of those affected by the short-swing rules.

Complex United States taxation rules apply to holders of our ordinary shares if we have too much passive income compared to ordinary income and we are considered a PFIC.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. We believe that we were a PFIC for our fiscal year ended March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. However, we do not believe we will be classified as PFIC for the fiscal year ended March 31, 2021 as a result of the acquisition of several immune-oncology related businesses as explained elsewhere in this report.

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

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our ordinary shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a "mark-to-market" election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a "qualified electing fund," or QEF, election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available. However, we made the information available for the fiscal years 2018 and 2019 to those shareholders who requested it, but we have not yet determined whether we can or will do so for our fiscal years ending March 31, 2020 and 2021 or for any other fiscal year.

U.S. tax-resident shareholders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares if we should be classified as a PFIC.

U.S. shareholders may not be able to enforce civil liabilities against us.

We are a company incorporated under the laws of the British Virgin Islands. Many of our directors and executive officers are non-residents of the United States. Because a substantial portion of their assets and currently most of our assets are located outside the United States, it may be difficult for investors to effect service of process within the United States upon us or those persons.

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

ITEM 4 – INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was originally incorporated in Ontario, Canada in 1973. It was inactive until 1985. Between 1986 and 2009, it was engaged in variety of businesses including development of a new technology for the marine propulsion business, distribution and manufacture of a snack food, emerging technology-based businesses and natural resources involving diamond mining and oil & gas exploration. In 2010, the Company acquired an indirect interest in two drilling licenses in Israel, which were subsequently disposed of in June 2012. During the period 1986 to 2012, the Company went through several name changes ending with Bontan Corporation Inc. (“Bontan”).

In December 2012, the Company decided to change the focus of its business activities from oil and gas to biotechnology mainly due to the increasing difficulty of getting access to viable oil & gas projects and also due to the potentially more profitable business opportunities which existed in the biotechnology sector. On March 21, 2013, the Company signed a letter of intent with Portage Pharma Ltd, a biotech private limited company formed under the laws of the British Virgin Islands, to acquire Portage Pharma Ltd. through an exchange of shares. The transaction was completed on June 4, 2013.

On July 5, 2013, the Company changed its name to Portage Biotech Inc. and moved its jurisdiction to the British Virgin Islands under a certificate of continuance issued by the Registrar of Corporate Affairs of BVI.

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services, is located at 61 Wilton Road, Westport, CT 06880.

The Company is a reporting issuer with the United States Securities and Exchange Commission. From October 28, 2013 until April 23, 2021, the Company's ordinary shares were also listed for trading in United States currency on the Canadian Securities Exchange (“CSE”) (formerly, Canadian National Stock Exchange) under the symbol "PBT.U". On February 25, 2021, the ordinary shares of the Company began trading on the Nasdaq Capital Market (“NASDAQ”) under the symbol “PRTG”. The Company voluntarily delisted its common shares from the CSE at the market close on April 23, 2021, since the Company’s shares began trading on NASDAQ.

During August 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited in exchange for 805,070,067 common shares of the Company. The selling shareholders were SalvaRx Group plc (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%), the latter two persons being directors of the Company. The acquisition of SalvaRx is a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As a consequence, MI 61-101 required us to seek the approval of a majority of the disinterested shareholders to make this acquisition. On January 8, 2019, the majority of our minority shareholders approved the SalvaRx acquisition on the terms as set out in the signed definitive agreement. At the same time, the SalvaRx Group plc shareholders approved the definitive agreement, all required regulatory approvals were also obtained. The SalvaRx acquisition was completed on January 8, 2019, and the Company acquired 100% of the equity of SalvaRx Limited, which has full and partial ownership of six immune-oncology companies that are developing nine products.

On June 5, 2020, the Company completed a reverse-split of its ordinary shares at the rate of 100 old shares for one new share. The consolidation of shares proposal was approved by our shareholders at the annual general and special meeting of shareholders of the Company held on January 8, 2020 in which the proposal to the Board of Directors was authorized, in its sole discretion and by means of a resolution, to proceed with the proposed consolidation of the ordinary shares by a ratio of up to 120-for-1 basis, without further approval of shareholders.  The then issued and outstanding 1,098,770,697 ordinary shares were exchanged for 10,987,707 ordinary shares.

On June 16, 2020, the Company closed a non-brokered private placement (the "Offering") for gross proceeds of US$6.98 million through the issuance of 698,145 ordinary shares (the "Ordinary Shares") at a price of US$10.00 per Ordinary Share. The proceeds from the offering will accelerate our product pipeline development/execution while enabling new opportunistic value creation.

Portage filed a registration statement and prospectus with the Securities and Exchange Commission (“SEC”) under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The Registration Statement includes:

•	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings; and
•	a sales agreement prospectus covering the offer, issuance and sale by us in an “at the market” offering of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares that may be issued and sold from time to time under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent.

The specific terms of any securities to be offered pursuant to the base prospectus are specified in the sales agreement prospectus. The $50,000,000 of ordinary shares that may be offered, issued and sold under the sales agreement prospectus is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus, and if no shares are sold under the sales agreement, the full $50,000,000 of securities may be sold in other offerings pursuant to the base prospectus. The offering was declared effective by the SEC on March 8, 2021.

In April 2021, the Company commenced its “at the market” offering and through June 7, 2021, it had sold 90,888 ordinary shares, generating net proceeds of approximately $2.6 million, net of 3% commissions. The Company will use any proceeds raised in the “at the market” offering to fund its research and development activities and support operations. Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus.

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a price of $23.00 per share. This offering was pursuant to the shelf Registration Statement and was a portion of the total $200,000,000 of securities registered. The Company incurred offering expenses of approximately $1.5 million, including approximately $1.4 million of management, underwriting and selling expenses. The Company will use any proceeds raised to fund its research and development activities and support operations.

See Note 16, “Capital Stock” and Note 25, “Events After the Balance Sheet Date” for a further discussion.

(B) BUSINESS OVERVIEW

Overview

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance. It currently manages 10 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development. Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection with disciplined ongoing evaluation; and

•	Focus on translational medicine and therapeutic candidates with in vivo single agent activity.

We believe that our corporate structure results in enhanced operational efficiency and maintains an optimal cost structure by centralizing strategic/tactical support, shared services, including all research and development operations, capital allocation/ contribution, human resources, administrative services, and business development, as well as other services to each of our immuno-oncology platforms and assets currently in various development stages.  Our execution is achieved, in part, through our internal core team and utilizing our large network of experts, contract labs, and academic partners.

Our Science Strategy

Our goal is to develop immuno-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer. The key elements of our scientific strategy are to:

•	Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development, and internally designed programs;

•	Continue to advance and evolve our pipeline with a goal of advancing one therapeutic candidate into the clinic and one program into IND-enabling studies each year; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

Our Pipeline

We have built a pipeline of targeted oncology and immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality, and stage of development. On an ongoing basis, we rigorously assess each of our programs using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential. As a result, our pipeline will continue to be dynamic.

The chart below sets forth only as of July 1, 2021, the current state of our immuno-oncology therapeutic candidates and programs.  The chart contains forward looking information and projections based on management's current estimates. The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding the company, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

Our Programs and Technology

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumour immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumour cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells, T-cells and B-cells and stimulate an antigen-specific expansion of these cells. An operating subsidiary holds an exclusive license (with the right to sub-license) from the Ludwig Institute to use, research, develop and commercialize iNKT cell agonists, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute's intellectual property and know-how.

PORT 2 (IMM60)

PORT-2 is an iNKT cell activator/agonist formulated in a liposome with a 6-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in dendritic cell (DC) maturation and the priming of Ag-specific T and B cells. PORT-2 is ready to commence in a Phase 1/2 dose escalation and expansion trial in approximately 100 participants with melanoma or non-small cell lung carcinoma (NSCLC) in order to evaluate the safety and efficacy after receiving regulatory approval from the Medicines and Healthcare products Regulatory Agency in the United Kingdom and Research Ethics Board at Oxford University. When COVID restrictions ease in the United Kingdom, the company expects the first patient to be treated soon thereafter.

In animal models, PORT-2 enhanced the frequency of tumour specific immune responses (Jukes 2016). iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor (Schmieg 2005). They recognise amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d. Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce dendritic cell (DC) maturation and IL-12 production (Cerundolo 2009, Salio 2009, Speak 2008, Fujii 2013).

PORT 3 (IMM65)

PORT-3 is a PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine which is about to begin enrolling in an open-label, dose-escalation and expansion study of its iNKT agonist after receiving regulatory and institution ethics approval. The combination product has the ability to prime and boost an anti-tumor immune response.

Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Furthermore, co-formulating an iNKT inhibitor with a peptide vaccine in a particle has shown to be approximately 5 times more potent in killing cancer cells and generating an antigen specific CD8 T-cell response than giving the 2 agents individually (ref Dolen et al Oncoimmunology paper).

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

Amphiphilic platform

DfuseRx SM, identifies combinations of anti cancer agents with amphiphilic diffuse enhancers that can passively enter into cancer cells.  These novel formulations with unique IP can be directly injected into any solid tumours, and the payloads will diffuse across the membrane and disperse throughout the tumor, while sparing healthy cells. Once inside the cells, the technology is diluted away and the payloads are stuck inside the cell. The payloads are able to disperse to areas of the tumor that do not have blood supply and hence oral or IV drugs will not reach.

PORT 1 (INT230-6)

PORT-1 is a fixed dose formulation of cisplatin, vinblastine and a penetration enhancer being developed by our affiliate, Intensity Therapeutics, Inc.  In Animal models, the drug is able to cure the majority of the animals, by a combination of direct killing of the cancer, and also a CD4 and CD8 T-cell response (Bloom et al).  The specific rapid local killing in the normal 3-dimensional environment inside the body we believe is critical for robust antigen presentation and immune activation.  Animal studies also showed synergy when combined with checkpoint inhibition (Bender et al, Bloom et al). The product has been dosed into 80 subjects in a Phase 1/2 trial. This has shown proof of concept that the vast majority of the drug stays in the tumor, and a dose equivalent to 3x the approved dose of the cytotoxic agent was very well tolerated without the typical chemo side effects.  The most common adverse event related to the treatment was pain at the injection site.  As a result, PORT-1 has launched 9 phase 2 studies including 7 clinical collaborations with the two largest immuno-oncology drug manufacturers, BMS and Merck in combination with their respective checkpoints in high unmet need medical types (pancreatic, gall bladder, sarcoma, non-microsatellite unstable colorectal, etc.).  Intensity has also launched a randomized Phase 2 study of INT230-6 vs no treatment in early stage breast cancer (the INVINCIBLE Trial). In many of these tumor types, the checkpoint drug alone has no activity.  As a result of exciting preliminary data (ref ASCO 2020, SITC 2020), we have secured fast track regulatory status from the FDA for triple negative breast cancer.

PORT 4, Nanolipogel (NLG) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products. In order to have multiple proprietary agents with known mechanisms of action, W have licensed rights to create DNA aptamers from D5 pharma.  The first one developed is a proprietary PD1 aptamer which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The additional funding will support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers.  We hope to name its first clinical candidate in 2021.

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) have shown proof of concept in animal models and are beginning to progress the lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  Our researchers have developed a way to administer the product systemically and does not require direct tumor injections.  This technology preferentially targets dendritic cells, which is differentiated from other chemical STING approaches.  The company is progressing this project towards clinical trials as well as developing next generation compounds.  Given that this is a simple way to boost the immune response to any target, we are also pursuing a project to boost immune response to COVID and other pathogens.

Other Early-Stage R&D

We continue to evaluate and test new antibody targets.  Our interest here lies in the suppressive tumor micro-environment, and how we can down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.  One new effort that we have initiated is collaborations with two leading artificial intelligence/machine learning companies in order to screen for agents with specific attributes in this area.  This may allow us a fast track an asset to the clinic with a re-purposed product.

Our Business Model

We employ a shared service business model to execute our strategy of building a diversified oncology company in a capital efficient manner and to provide us with the flexibility to either advance therapeutic candidates ourselves or through transactions with third parties. Our flat organization consists of a holding company, Portage Biotech Inc. and an operating company, Portage Development Services ("PDS"), which provide human resources, and other services to each operating subsidiary via a shared services agreement. We believe that by centralizing these shared services, including all research and development operations, administrative services, and business development, and allocating employees and resources to each operating subsidiary, we can enhance operational efficiency and maintain an optimal cost structure.

Our business model also enables us to access both internal and external expertise to build and develop our pipeline. We incubate internal programs in our hub, leveraging PDS's internal resources and network of service providers as needed to support our discovery, lead optimization, and IND-enabling efforts. When we decide to license from or collaborate with external parties, we establish distinct subsidiaries, to hold and advance those programs. This structure enables us to keep licensors economically incentivized at the program level through our ability to offer equity and access to potential cash milestones and royalty payments.

In the figure below, each operating entity reflects its respective technology platform, therapeutic candidates as well as approximate economic ownership, as of March 31, 2021, as a percentage of shares outstanding (excluding stock options) is listed below each circle.

Our Organization

portage
Portage Development Services "PDS"
NLG co-formulation Platform
70%
Yale University School of Medicine
iNKT cells Platform
PORT -2 & PORT -3
78%(1)
LUDWIG INSTITUTE FOR CANCER RESEARCH
UNIVERSITY OF OXFORD
STING Agonist Platform
44%
institutCurie
Intratumoral amphiphilic platform
PORT-1
8%
NIH
NATIONAL CANCER INSTITUTE
Massachusetts Institute of Technology
Other Early-Stage R&D (2)

Notes:

(1) Reflects loan and fee settlement among and between the Company. Oxford University and other shareholders, which has been agreed to and is awaiting final documentation. Prior to this agreement, the Company's ownership was 60.49%.

(2) Reflects evaluation/testing of new antibody targets focused on the suppressive tumor micro-environment, down-regulation or removal of MDSC/TAMs/Tregs/other signals impeding the immune response from clearing cancer cells. Also includes artificial intelligence/machine learning collaborations in order to screen for agents with specific attributes in this area.

1

portage

The structure of our financing arrangements with each subsidiary enables us to increase our economic ownership when we provide additional capital.

PDS is our wholly-owned operating subsidiary that contracts all of our team members and incubates discovery programs until we establish an operating subsidiary in which to further advance them. We centralize shared services, including all research and development operations, administrative services, and business development at PDS Management, and allocate employees and resources to each spoke based on the needs and development stage of each therapeutic candidate.

Our business model is designed to (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

•	Enhance operational efficiency: We centralize all employees and services at our hub and allocate resources to spokes as needed. We empower managers to access these resources and make program-level decisions in order to increase productivity and speed. We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

•	Maintain an optimal cost structure: We have a relatively small number of employees and have built a network of trusted external service providers, choosing to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.
•	Attract leading collaborators and licensors: Each of our subsidiaries has its own capitalization and governance, enabling us to keep licensors economically incentivized at the program level. We believe that the experienced leadership team and shared services at our hub differentiate us from other potential licensees.

•	Promote asset flexibility: Each operating subsidiary is a separate legal entity that holds the relevant intellectual property of its therapeutic candidates or programs and has none of its own employees, fixed assets, or overhead costs. This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships, co-development arrangements, or spin-outs. It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

Competition

Like all companies operating in the pharmaceutical or biotherapeutic development sector, we face competition from well-established large pharmaceutical companies as well as innovative new entrants.  Due to the prevalence of cancer there are many companies that operate in this space.  There are many companies that are focusing their efforts in this space. Some of the smaller entrants in this space with which we may compete with over time include Cullinan Oncology, LLC, which develops high value therapeutics geared towards dramatically improving the standard of care for those living with cancer, and PureTech Health, which develops medicines for diseases including intractable cancers, lymphatic and GI diseases, and immunotherapy companies such as Black Diamond Therapeutics, Repare Therapeutics, Nuvation Bio, Shattuck Labs, Jounce Therapeutics Company, Syndax Pharmaceuticals Inc. and Iteos Therapeutics S.A., among others.

 Nevertheless, we believe our strategic intent is sufficiently differentiated in that we are focusing on multiple aspects of resistance to current immunotherapies based on our experience at BMS developing Opdivo and Yervoy. The way we target certain pathways is first in class or best in class.  We believe one of our strengths beyond the experience of our officers and directors is our keen ability to understand what good looks like from the eyes of a pharma partner.  We have a broad understanding of the landscape that will come to market by the time our products are commercialized, what the needs are of our potential acquirers, how to package up our programs, who to speak to and when in respect to licensing.  We pair that with a gated and focus execution plans that is laser focused on value added experiments, the nature of which are pre-vetted with our potential partners. We also believe that our extensive collaborations within the research facilities of leading, world class universities and institutes, such as the Department of Investigative Medicine at University of Oxford, The National Cancer Institute, the University of Glasgow, the Institut Curie, the Institut National de la Santé et de la Recherche Médicale, Yale University, Radboud University, and the Ludwig Institute for Cancer Research, Inc., among others, gives us an advantage in our research capabilities,  as well as enable us to access and develop innovative technologies.  On top of that our relationships in academia, the private sector and network of talent is what makes this engine turn.

(C) ORGANIZATIONAL STRUCTURE

A full organization chart is provided under section (B) Business Overview. We currently have five diverse oncology technology platforms, the products of which have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.

We have five members on the Board of Directors - Dr. Declan Doogan, Dr. Gregory Bailey, Mr. Steven Mintz, Dr. Ian Walters and Mr. Kam Shah. These five directors were re-appointed in the shareholders annual and special meeting of June 26, 2020. Dr. Bailey is our chairman of the Board of Directors, Dr. Walters is chief executive officer (CEO), and Mr. Allan Shaw is Chief Financial Officer (CFO).

Dr. Walters is also CEO of SalvaRx Limited and plays a role in each of its operating entities.  He currently serves as CEO of Portage, SalvaRx, Rift and Saugatuck.  He is also Chief Medical Officer at Intensity.  He is on the boards of the remaining companies.  Dr. Walters management team provides operational support to each portfolio company under a service agreement which offsets the headcount expenses at the Portage level.  Portage is actively involved in setting the strategy and overseeing the execution of all the development plans at the companies and all subsidiaries have their own Board.

A brief biodata of the key people in our organization is provided below.

Ian B. Walters, MD, MBA – Director and CEO

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

Gregory Bailey MD – Chairman

Gregory Bailey is a co-founder and managing partner of MediqVentures. Previously he was a managing partner of Palantir Group, Inc., a merchant bank involved in a number of biotech company startups and financings. Palantir was also involved in acquiring intellectual property assets and founding companies around the IP.

Greg was the co-founder of Ascent Healthcare Solutions, VirnetX Inc. (VHC: AMEX), Portage Biotech Inc. (PTGEF: OTCBB) and DuraMedic Inc. He was the initial financier and an independent director of Medivation, Inc. (MDVN: NASDAQ), from 2005 to December 2012. Dr. Bailey served as the Managing Director and co-Head of Life Sciences at MDB Capital Group LLC from May 2004 to December 2006. Greg has served on the board of directors of multiple public companies. Current board positions include Biohaven, Agex, Manx financial, and Portage.  He is also the CEO of Juvanescence.

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

Since January 1997, he has been a self-employed financial consultant serving both private individuals and companies, as well as public companies in a variety of industries including mining, oil and gas, real estate and investment strategies. He is currently President of St. Germain Capital Corp., a private consulting and investment firm. He is also a principal and CFO of the Minkids Group, a family investment, and development company. Steven is currently a director of Pool Safe, Inc. (since December 2009), Everton Resources, Inc. (since May 2023) IM Cannabis (since April 2018, formerly Navasota Resources).

Declan Doogan MD – Director

Dr. Declan Doogan has over 30 years of industry experience in both major pharma and biotech. He was the Senior Vice-President and Head of Worldwide Development at Pfizer, where many multibillion-dollar programs were delivered (e.g., Viagra, Lipitor and Zoloft). Since leaving Pfizer in 2007 he has been engaged in executive roles in small pharma. Declan was CMO and acting CEO of Amarin (AMRN: NASDAQ). He is Chairman and Co-Founder of Biohaven (BHVN: NYSE) and a Director of Tenax (TENX: NASDAQ). Declan is also an investor in emerging biotechnology and technology companies. He holds a number of board appointments. He has also held visiting professorships at Harvard School of Public Health, Glasgow University Medical School and Kitasato University (Tokyo). Declan received his medical degree from Glasgow University in 1975. He is a Fellow of the Royal College of Physicians and the Faculty Pharmaceutical Medicine and holds a Doctor of Science at the University of Kent in the UK.

Kam Shah CA, CPA (CANADA), CPA (US), CGMA (US) – Director

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

Allan L. Shaw – CFO

Allan brings more than two decades of public company financial, operational, and strategic global business leadership. Allan Shaw serves as our Chief Financial Officer and is a five-time public company Chief Financial Officer with proven skills across multiple finance disciplines: corporate finance, capital markets and strategic transactions as well as a broad base of expertise in corporate governance and risk management. He structured, directed, negotiated and closed over $4 billion in public and private financings for several companies. Mr. Shaw has served on five public boards including chairing two audit committees, two compensation committees, and is currently involved with a portfolio of healthcare activities. Mr. Shaw is the founder and since 2005, has served as senior managing director, of Shaw Strategic Capital LLC, an international financial advisory firm focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets, and serving as financial consultant to private and public companies. Mr. Shaw was the Chief Financial Officer and Treasurer of Syndax Pharmaceuticals, Inc. from January 2016 to February 2017 and from December 2011 to September 2015 was Managing Director of Alvarez & Marsal LLC, a global professional services firm, where he led their biopharmaceutical consulting practice. Additional prior experience includes serving as the Chief Financial Officer of Serono S.A. from November 2002 to May 2004, NewLead Holdings Ltd from October 2009 to July 2011 and Viatel, Inc. from November 1994 to June 2002. He currently serves on the board of directors of Edith & Carl Marks JCH of Bensonhurst, a non-profit organization, and chairs their finance committee. Mr. Shaw is a certified public accountant in the State of New York as well as a Chartered Global Management Accountant (CGMA). Mr. Shaw received a B.S. from the State University of New York at Oswego College.

Robert Kramer, PhD – Chief Scientific Officer

Robert has 24 years of experience in the pharmaceutical industry and is the former Head of Oncology Discovery Research at both Bristol Myers Squibb and Janssen Pharmaceuticals, part of the Johnson & Johnson group of companies. He has been responsible for enabling the transition of 35 drugs from initial discovery into the clinic. Robert championed immunotherapy at Bristol Myers Squibb, which led, in 2009 to the acquisition of Medarex, Inc. and its portfolio of immune therapeutics that included Ipilimumab and Nivolumab. He received his PhD in pharmacology from the University of Vermont and undertook his post doctorate studies at the U.S. National Cancer Institute. Robert has also held an Assistant Professorship at the Harvard Medical School.

Steven Innaimo – Vice President of Project Management & Operations

Steven Innaimo is a seasoned research and development expert who brings more than 25 years of experience in drug development from the large pharma, biotech and contract research organization sectors. Prior to joining Portage in 2018, Steve spent two years at Covance as Executive Director and Head of the Global Project Management Office for Covance Clinical Development Services. He previously spent 23 years at Bristol Myers Squibb including as Senior Director of Oncology Project Management and Clinical Operations. During his time at Bristol Myers Squibb, Steve directly managed or provided development oversight for a number of immune-oncology assets, including Yervoy and Opdivo. He has driven multiple therapies to initial and post-marketing registrations globally. Steve began his research and development career as a molecular biologist for Targetech Inc. Steve holds a B.S. in Molecular Biology, an M.S. in Endocrinology from the University of Connecticut and a Project Management Certificate from Boston University.

(D) PROPERTY, PLANT AND EQUIPMENT

The company currently does not have any lease commitments.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS (All Amounts in 000’$)

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto for the year ended March 31, 2021, contained elsewhere in this report.

Results of Operations

Year ended March 31,	2021	2020	2019
	in 000'$	in 000'$	in 000'$
Operating expenses	$(12,440)	$(5,978)	$(2,764)
Gain on sale of marketable equity securities	72	–	–
Foreign exchange transaction gain (loss)	–	6	(691)
Change in fair value of warrant liability	(790)	24	–
(Loss) on equity issued at a discount	(1,256)	–	–
Loss on extinguishment of notes payable	(223)	(33)	–
Share of loss (income) in associates accounted for using equity method	(490)	18	(162)
Gain on disposition of subsidiaries	412	–	–
Interest (expense) income, net	(177)	(546)	23
Loss before provision for income taxes	(14,892)	(6,509)	(3,594)
Income tax (expense)	(2,297)	(740)	-
Net loss	(17,189)	(7,249)	(3,594)
Net unrealized gain on investments	–	876	50
Total comprehensive loss for year	$(17,189)	$(6,373)	$(3,544)

Net loss attributable to owners	$(15,833)	$(4,457)	$(2,585)
Non-controlling interest	(1,356)	(1,916)	(959)
Total comprehensive loss for year	$(17,189)	$(6,373)	$(3,544)

Overview

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance. It currently manages 10 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development.

Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection with disciplined ongoing evaluation; and

•	Focus on translational medicine and therapeutic candidates with in vivo single agent activity.

We believe that our corporate structure results in enhanced operational efficiency and maintains an optimal cost structure by centralizing strategic/tactical support, shared services, including all research and development operations, capital allocation/ contribution, human resources, administrative services, and business development, as well as other services to each of our immuno-oncology platforms and assets currently in various development stages.  Our execution is achieved, in part, through our internal core team and utilizing our large network of experts, contract labs, and academic partners.

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

Results of Operations for Fiscal 2021 Compared to Fiscal 2020

The Company generated a net loss and comprehensive loss of $17.2 million in fiscal 2021, compared to a net loss of $7.2 million and comprehensive loss of $6.4 million in fiscal 2020, an increase in loss of $10.0 million and $10.8 million, respectively, year over year. Operating expenses, which include research and development and general and administrative expenses, were $12.4 million in fiscal 2021, compared to $6.0 million in fiscal 2020, an increase of $6.4 million, which is discussed more fully below. Operating expenses included $8.8 million of non-cash stock-based compensation expense in fiscal 2021, compared to $2.1 million in fiscal 2020.

The Company’s other items of income and expense were substantially non-operating in nature, and were $2.5 million net expense in fiscal 2021, compared to $0.5 million net expense in fiscal 2020. $2.0 million of the net expense in fiscal 2021 was non-cash. Other items of income and expense included:

•	a loss on equity issued at a discount of $1.3 million in fiscal 2021, representing the difference between the market price and the contractual exercise price, relating to the settlement of the SalvaRx Notes and warrants;
•	a loss from an associate accounted for under the equity method of $0.5 million, compared to a small gain in fiscal 2020;
•	a loss of $0.8 million representing the change in the fair value of the warrants issued with respect to the SalvaRx settlement;
•	a non-cash gain relating to the settlement of related liabilities on the disposition of Portage Pharmaceuticals Ltd. (“PPL”) of $0.4 million (see Note 8), of which $0.2 million was recorded in operations in fiscal 2021; and
•	interest expense of $0.2 million is fiscal 2021, compared to $0.6 million in fiscal 2020 due to the settlement of the SalvaRx Notes. The Company also recorded a loss of $0.2 million on the early extinguishment of the SalvaRx Notes in fiscal 2021.

Additionally, the Company reflected a net income tax provision of $2.3 million in fiscal 2021, primarily due to the foreign currency effect on deferred tax liability, which was partially offset by recoverable research and development tax credits, compared to a net income tax provision of $0.7 million in fiscal 2020, primarily attributable to a change in corporation tax rates in the UK, which was partially offset by the foreign currency effect on deferred tax liability and recoverable research and development tax credits.

Other comprehensive loss was $17.2 million in fiscal 2021, compared to $6.4 million in fiscal 2020. Fiscal 2020 was positively impacted by net unrealized gain on investments of $0.8 million.

Results of Operations for Fiscal 2020 Compared to Fiscal 2019

The Company generated a net comprehensive loss of $6.4 million in fiscal 2020, compared to a net comprehensive loss of $3.5 million in fiscal 2019, an increase in net loss of $2.9 million year over year. Operating expenses were $6.0 million in fiscal 2020, compared to $2.8 million in fiscal 2019, an increase of $3.2 million, which is discussed more fully below.

The Company’s fiscal 2020 results reflected interest expense of $0.5 million in fiscal 2020, compared to $0.1 million in fiscal 2019 due to the SalvaRx Notes, which were assumed in acquisition on January 8, 2019 and were outstanding for the entire year in fiscal 2020, compared to approximately three months in fiscal 2019. Additionally, fiscal 2020 was impacted by an increase to the income tax expense of $2.6 million in fiscal 2020 due to an increase in the UK income tax rates from 17% to 19%, partially offset by the foreign currency effect on (reduction of) deferred tax liability of $1.4 million and recoverable research and development tax credits of $0.5 million. Finally, fiscal 2020 was impacted by the gain recorded in other comprehensive income of $0.8 million, associated with the investment in Intensity and offset by the losses associated with the investments in Sentien and Biohaven.

Operating Expenses

The overall analysis of the operating expenses (in 000'$) is as follows:

Year ended March 31,	2021	2020	2019
Research and development	$7,312	$4,108	$1,907
General and administrative expenses	5,128	1,870	857
Total operating expenses	$12,440	$5,978	$2,764

Research and Development Costs

Fiscal 2021

Research & development ("R&D") costs increased by $3.2 million, or approximately 78%, from $4.1 million in fiscal 2020, to $7.3 million in fiscal 2021. The increase was attributable to non-cash stock-based compensation expense associated with grants made under the 2021 Equity Incentive Plan of $5.1 million, partially offset by a decrease in iOx related stock-based compensation expense of $0.8 million. Additionally, fiscal 2021 was impacted by the receipt of a $0.6 million cash settlement for a legal dispute the Company had with a vendor while developing one of its products, as well as a general slow down in expenditures resulting from the pandemic.

Fiscal 2020

R&D costs more than doubled relative to fiscal 2019, increasing by approximately $2.2 million to $4.1 million from fiscal 2019 to fiscal 2020. This increase is primarily attributable to iOx developmental activities associated with completing its IND enabling studies and regulatory preparations with the objective of IMM60 and IMM65 entering the clinic before the end of the calendar year, despite COVID-19 interruptions. Additional resources were also spent on achieving initial proof of concept with its NLG platform for delivering DNA aptamers and certain aptamer-based combination products by leveraging the Saugatuck/Oncommer technology platforms. The preliminary animal data surpassed our expectations, and we will be testing further formulations.

Fiscal 2019

Most of the R&D costs were incurred by iOx following the acquisition from January 8, 2019 to March 31, 2019.

PPL had no further developmental costs except for consulting fee charged by its CEO and continuing patent renewal and new registration fees. PPL is currently seeking partners who can either license its Cell Porter technology or participate in development of new therapies aiming for dry eye using its cell porter delivery platform. PPL was disposed of in fiscal 2021.

General and Administrative Expenses

Fiscal 2021

General and administrative ("G&A") expenses increased by $3.2 million, from $1.9 million in fiscal 2020, to $5.1 million in fiscal 2021. The principal reason for the increase was the $2.8 million of non-cash stock-based compensation expense associated with the Company’s 2021 Equity Incentive Plan in fiscal 2021. No stock-based compensation expense under the 2021 Equity Incentive Plan was incurred in fiscal 2020. Additionally, the Company incurred approximately $0.2 million relating to initiatives associated with a corporate restructuring and public relations / business development.

Fiscal 2020

G&A expenses increased by approximately $1.0 million to $1.87 million in fiscal 2020 relative to $857,000 in fiscal 2019.  The increase is attributable to the audit expenses as well as incurring a full year of operating costs related to the SalvaRx acquisition.

Fiscal 2019

G&A expenses decreased by 40% relative to fiscal 2018. The decrease was attributable to a reduction of outside consultants who provided services including due diligence and technical reviews of new business opportunities attributable to the SalvaRx acquisition.

G&A expenses included legal fees of approximately $158,000, audit fees of $69,000 and outside accounting, tax and related fees of $20,000.

Legal fees included approximately $70,000 charged by our Canadian counsel in connection with the acquisition of SalvaRx Ltd and $42,000 related to a suit initiated by iOx against a supplier for contamination of our drug. The remaining amount of $46,000 include fees paid to attorneys in the USA, Canada and British Virgin Islands whom we engaged to provide corporate and regulatory services.

(B) LIQUIDITY AND CAPITAL RESOURCES

On June 16, 2020, the Company closed a private placement of ordinary shares (the “Offering”) for gross proceeds of approximately $6.98 million through the issuance of 698,145 ordinary shares (the “Ordinary Shares”) at a price of $10.00 per Ordinary Share. The Company incurred costs of $248,000 in connection with the Offering, which was offset against the gross proceeds. The net proceeds from the Offering will be used to finance operating expenses and accelerate pipeline development/execution and will enable management to pursue new opportunistic value creation. A portion of the proceeds was used to settle the SalvaRx notes.

In April 2021, the Company commenced its “at the market” offering and through June 7, 2021, had sold 90,888 shares generating net proceeds of approximately $2.6 million.

On June 24, 2021, the Company completed the sale of 1,150,000 ordinary shares, including underwriters’ overallotment, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021. Management believes the funds generated, along with existing cash, will be sufficient to fund the Company’s research and development activities, as well as the expansion of its operating infrastructure and achievement of numerous developmental milestones for approximately two years. The Company was added to the Russell 2000 Index effective after the U.S. market opened on June 28, 2021.

Liquidity

The accompanying consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of March 31, 2021, the Company had cash and cash equivalents of $2.8 million and total current liabilities of $3.2 million (inclusive of $1.1 million warrant liability settleable on a non-cash basis). For the year ended March 31, 2021, the Company is reporting a net loss of ($17.2) million and cash used in operating activities of $4.3 million. As of June 30, 2021, we had approximately $28.6 million of cash on hand.

In April 2021, the Company commenced its “at the market” offering and through that process, sold 90,888 shares generating net proceeds of approximately $2.6 million. Further, the Company initiated an offering pursuant to the Prospectus. On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021. The Company incurred offering expenses for the public offering of approximately $1.5 million, including approximately $1.4 million of management, underwriting and selling expenses. The Company will use net proceeds raised to fund its research and development activities and support operations. The amount raised is sufficient to fund operations through July 2022. Funds may be used to accelerate activities or invest in other strategic assets.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets if additional funding is required.

Operating Cash Flow

During fiscal 2021, operating activities used $4.3 million cash, which was funded by existing cash and net proceeds from a private placement that closed in June 2020 of $6.7 million.

During fiscal 2020, operating activities used cash of approximately $3.7 million, which was met from the existing cash.

During fiscal 2019, operating activities used cash of approximately $0.9 million, which was met from the existing cash.

The Company does not currently have any contractual commitments to fund further research and development at its subsidiaries.

The Company's continuing operations are dependent upon any one of:

1.    the development and identification of economically recoverable medical solutions;

2.    the ability of the Company to obtain the necessary financing to complete the research; or

3.    future profitable production from or proceeds from the disposition of intellectual property.

The Company has incurred substantial operating losses since inception due to significant research and development spending and corporate overhead and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2021, the Company had cash of approximately $2.8 million, working capital of approximately $1.7 million (approximately $2.9 million adjusted for the warrant liability settleable on a non-cash basis) and an accumulated deficit of approximately $38.1 million.  The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

The Company's cash at March 31, 2021, along with the approximately $2.6 million net cash proceeds raised in the “at the market” offering and the cash proceeds from the June 24, 2021, firm commitment public offering of 1,150,000 ordinary shares, which generated net proceeds of approximately $25.0 million, will be sufficient to fund the Company’s current research and development activities, as well as expansion of its operating infrastructure. The Company will need additional funds in the future to fund its operations and development plans, which if not obtained when needed may require the Company to adjust its plans and curtail or delay parts of its overall business plans.

Investing Cash Flows

Fiscal 2021

During fiscal 2021, the Company used ($0.9 million) in investing activities. The Company invested $1.0 million in Stimunity, based upon the achievement of certain agreed milestones, which increased the Company’s interest in Stimunity to 44%, which was partially offset by $0.1 million proceeds from the sales of its remaining interest in Biohaven.

Fiscal 2020

During fiscal 2020, there were no investing cash flow activities. Non-cash investing activities included Portage paid $1.3 million consideration through the issuance of 129,806 common shares to acquire 288,458 shares of the private company, Intensity. This transaction increased Portage's ownership to 1,288,458 shares of Intensity (approximately 10.0% of the then outstanding shares of Intensity).

Fiscal 2019

Significant investment during fiscal 2019 included the acquisition of SalvaRx Limited. This is explained in detailed under Item 5(A) above.

On March 25, 2019, the Company made an additional investment of approximately €600,000 ($688,000) in an associate, Stimunity S.A., by subscribing to 1,945 ordinary shares at a price of €308.55 per share, increasing its equity in Stimunity S.A. from 27.4% to 36.5%.

On December 3, 2018, the Company invested an additional $950,000 in iOx by way of a convertible note. The Notes carry interest at 7% accruing daily and mature within twelve months of its issuance. As a result of the SalvaRx acquisition, iOx has become a subsidiary of the Company during the year, and hence the convertible note has been eliminated on consolidation.

Financing Cash Flows

Fiscal 2021

During fiscal 2021, the Company generated cash from financing activities of $4.8 million. The Company raised net proceeds from a private placement of stock of $6.7 million, which was offset by the repayment of a $1.0 million advance from a related party and $1.0 million for the cash portion of the settlement of the SalvaRx notes.

Fiscal 2020

During fiscal 2020, Portage redeemed $0.3 million of the SalvaRx notes and received a short-term advance of $1.0 million from its Chairman (see Item 7 (B), “Related Party Transactions”).

Fiscal 2019

During fiscal 2019, Portage settled two notes in the aggregate principal amount of $50,000 with interest in cash.

There was no other financing activity during fiscal 2019.

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

PPL's CPP platform is protected by two suits of intellectual property: (a) an exclusive license for all patents on Antennapedia -based cell permeable peptides for non-oncology use; and (b) international patents for proprietary human-derived cell penetrating peptide structures.

(D) TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company's business, financial condition or results of operation other than as disclosed elsewhere in this report (Refer to the heading entitled "Risk Factors").

(E) OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2021, and 2020, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

None.

(G) SAFE HARBOUR

Not applicable.

ITEM 6 – DIRECTORS AND SENIOR MANAGEMENT

(A) DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Company, their current principal occupations, all as of the date of this report, their principal occupations during the last five years and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, UK Chairman of the Board of Directors	June 4, 2013	See section 4 (C) of this report
Dr. Declan Doogan (2) (3) Palm Coast, FL, USA Director Chief Executive Officer until April 30, 2019	June 4, 2013	See section 4 (C) of this report
Mr. Kam Shah Ontario, Canada Director	January 3, 1999	See section 4 (C) of this report
Dr. Ian Walters Connecticut, USA Chief Executive Officer effective May 1, 2019 and Director	August 1, 2016	See section 4 (C) of this report
Mr. Steven Mintz (2) (3) Ontario, Canada) Director	April 6, 2016	See section 4 (C) of this report
Mr. Allan Shaw New York, USA Chief Financial Officer	May 12, 2020	See section 4 (C) of this report
Mr. Robert Kramer (4) Connecticut, USA Chief Scientific Officer	January 8, 2019	See section 4 (C) of this report
Mr. Steven Innaimo (4) Connecticut, USA Vice President of Project Management & Operations	January 8, 2019	See section 4 (C) of this report

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.

(2)	Member of the Audit and Compensation Committee. Mr. Steven Mintz is the Chair of this Committee.

(3)	Independent directors.

(4)	Reflects the date of the SalvaRx acquisition by the Company. Prior to that, this individual was contracted by SalvaRx Limited.

On August 14, 2020, Mr. James Mellon resigned as a director to pursue other activities.

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

2. Statement of Director and Executive Compensation

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2021, 2020 and 2019:

Name & Principal Position	Year	Fee (3)		Bonus	Other	Securities Under Options / SARs Granted (1)		Shares or Units Subject to Resale Restrictions		LTIP Payout (2)	Other	Total Compensation
		$		$	$	$		$		$	$	$
Declan Doogan - Independent Director and Audit Committee Member (CEO up to April 30, 2019)
	2021	–		–	–	1,416,100	(4)	–		–	–	1,416,100
	2020	–		–	–	–		–		–	–	–
	2019	8,928		–	–	–		–		–	–	8,928

Kam Shah - Director and former CFO
	2021	45,000		–	–	1,582,700	(4)	–		–	–	1,627,700
	2020	180,000		–	–	–		–		–	–	180,000
	2019	222,480		–	–	–		–		–	–	222,480

Gregory Bailey - Business Development and Chairman
	2021	–		–	–	1,416,100	(4)	–		–	–	1,416,100
	2020	–		–	–	–		–		–	–	–
	2019	–		–	–	–		–		–	–	–

James Mellon - Independent Director
	2021	–		–	–	–		–		–	–	–
	2020	–		–	–	–		–		–	–	–
	2019	–		–	–	–		–		–	–	–

Steven Mintz - Independent Director and Audit Committee Member
`	2021	–		–	–	1,416,100	(4)	–		–	–	1,416,100
	2020	–		–	–	–		–		–	–	–
	2019	–		–	–	–		–		–	–	–

Ian Walters - CEO effective May 1, 2019 and Director
	2021	368,503		200,000	–	2,583,610	(5)	2,698,000	(6)	–	–	5,850,113
	2020	350,000		–	–	–		–		–	–	350,000
	2019	202,141		–	–	–		–		–	–	202,141

Allan Shaw - CFO
	2021	186,290		–	–	2,241,410	(5)	–		–	–	2,427,700
	2020	–		–	–	–		–		–	–	–
	2019	–		–	–	–		–		–	–	–

Robert Kramer - Chief Scientific Officer
	2021	147,500		–	–	1,043,710	(5)	1,615,250	(6)	–	–	2,806,460
	2020	135,000		–	–	–		–		–	–	135,000
	2019	135,000	(7)	–	–	–		–		–	–	135,000

Steven Innaimo - Vice President pf Project Management & Operations
	2021	298,000		–	–	2,994,250	(5)	–		–	–	3,292,250
	2020	294,000		–	–	–		–		–	–	294,000
	2019	130,295	(7)	–	–	–		–		–	–	130,295

Notes:

(1)	"SAR" means stock appreciation rights. The Company never issued any SARs.
(2)	"LTIP" means long term incentive plan. The Company does not have any such plan.
(3)	Fees for fiscal 2019 includes vested options in iOx of $8,928 for Dr. Doogan, $114,640 for Dr. Walters and $9,147 for Kam Shah. These options were granted in April 2018, prior to the acquisition of iOx by Portage.
(4)	Represents the aggregate grant date fair value of options to purchase common stock granted January 13, 2021, which vest 1/3 on January 13, 2021, and 1/3 each on the first and second anniversaries of the grant date.
(5)	Represents aggregate the grant date fair value of options to purchase common stock granted January 13, 2021, which vest rateably on the first, second and third anniversaries of the grant date.
(6)	Represents the aggregate grant date fair value of restricted stock units vested at grant date and subject to certain restrictions.
(7)	Reflects the fees for the year including fees paid prior to the SalvaRx acquisition on January 8, 2019.

Long Term Incentive Plan (LTIP) Awards

The Board decided to discontinue the 2013 Option Plan, under which stock options to acquire common shares of the Company were granted to directors, employees, and consultants of the Company. The 2013 Option Plan had 2,980 options issued as of March 31, 2020.  No additional shares will be issued under this plan.  During 2017, four of the directors were issued all of the registered 7,250,000 shares under the 2017 Consultants Stock Compensation Plan in lieu of cash fee for services provided. The shares were valued at $1,305,000 based on the market price of the Company's common shares prevailing on the dates of their issuance. Since the shares were issued without any conditions of forfeiture or cancellation, the entire value was expensed during the year ended March 31, 2017 as consulting fee.  On January 13, 2021, the Company approved the 2021 Equity Incentive Plan, which amended and restated the Portage Biotech Inc. 2020 Stock Option Plan.

In addition, one of our companies, iOx Therapeutics Ltd., also has an option plan for acquiring equity in the subsidiaries for their management.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for (1) our Executive Chairman, (2) our Chief Executive Officer and Chief Operating Officer, and (3) our Chief Financial Officer as of March 31, 2021:

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (2)	Option Exercise Price ($)	Option Expiration Date
Ian B. Walters	–	151,000	151,000	17.75	January 12, 2031

Allan Shaw	–	131,000	131,000	17.75	January 12, 2031

(1)	Amounts represent options to purchase ordinary shares.
(2)	These options to purchase ordinary shares were granted on January 13, 2021, have a ten-year term and vest ratably on each of the first three anniversaries of the grant date.

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

Audit and Compensation Committee Charter

The Board has developed two charters to be followed by the ACC. The charters are filed as exhibits to the Registration Statement on Form 20-F, filed with the SEC on July 31, 2014.

Composition of the Audit and Compensation Committee

The ACC is comprised of Messrs. Gregory Bailey, Steven Mintz and Dr. Doogan. All the members of the ACC are considered to be "independent," and Mr. Mintz is considered "financially literate" for the purposes of the Canadian National Instrument 52-110, “Audit Committees,” (“NI 52-110”). "Financially literate" includes the ability to read and understand a set of financial statements that present a breadth of level and complexity of accounting issues that regularly face the Company. The composition of the committee is in compliance with the rules under NI 52-110. Because the ordinary shares trade on the over-the-counter market in the United States, there are no specific standards required for director independence or financial literacy.

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

The Company external auditors are prohibited from performing for the Company non-audit services of the following nature: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions or contribution in-kind reports; (d) actuarial services; (e) internal audit outsource services; (f) management functions; (g) human resources; (h) broker or dealer, investment adviser or investment banking services; (i) legal services; (j) expert services unrelated to the audit; and (k) any other service that the Canadian and the United States Public Company Accounting Oversight Board determines is impermissible.

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

(D) EMPLOYEES

The Company currently has no direct employees. It uses the services of consultants from time to time. Currently, the positions of Chief Executive Officer and Chief Financial Officer are carried out by Messrs. Ian Walters and Allan Shaw, respectively, pursuant to consulting agreements.

(E) SHARE OWNERSHIP

The Board decided to discontinue the 2013 Option Plan, under which stock options to acquire common shares of the Company were granted to directors, employees and consultants of the Company. At March 31, 2021, no stock options were outstanding under the 2013 Option Plan.

On January 13, 2021, the Company approved the 2021 Equity Incentive Plan, which amended and restated the Portage Biotech Inc. 2020 Stock Option Plan. On January 13, 2021, the Company granted in total 868,000 stock options to purchase ordinary shares to four members of our Board of Directors and four executives, including our CEO, who also is a member of our Board of Directors. The stock options have an exercise price of US$17.75 per share and vest over various terms. The Company also granted 243,000 restricted stock units to two executives, one of whom is our CEO, which vested immediately and are subject to certain restrictions.

The following table sets forth the share ownership of our executive officers and directors as at March 31, 2021, as adjusted for the 100 to 1 reverse stock split effective June 5, 2020:

	Ordinary Shares Beneficially Owned
Name	Number		Percentage *
Kam Shah	139,930	(1)	1.05%
Declan Doogan	400,894	(2)	3.00%
Gregory Bailey	3,430,528	(2)	25.69%
Steven Mintz	93,971	(2)	0.70%
Ian Walters	301,610	(3)	2.26%
Allan Shaw	0	(4)	0.00%
Robert Kramer	103,417	(5)	0.78%
Steven Innaimo	0	(6)	0.00%

* Based on issued and outstanding ordinary shares at July 10, 2021 plus vested stock options and options that vest in the next 60 days.

(1)	Includes 31,667 vested options to purchase ordinary shares and excludes 63,333 unvested options.
(2)	Includes 28,333 vested options to purchase ordinary shares and excludes 56,667 unvested options
(3)	Excludes 152,000 vested restricted stock units subject to certain restrictions and 151,000 unvested options.
(4)	Excludes 131,000 unvested options.
(5)	Excludes 91,000 vested restricted stock units subject to certain restrictions and 61,000 unvested options.
(6)	Excludes 175,000 unvested options

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

At March 31, 2021, the Company had 13,326,213 ordinary shares issued and outstanding. In April 2021, the Company commenced its “at the market” offering and through June 7, 2021, had sold 90,888 shares generating net proceeds of approximately $2.6 million. On June 24, 2021, the Company completed the sale of 1,150,000 ordinary shares, including underwriters’ overallotment, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021. Management believes the funds generated, along with existing cash, will be sufficient to fund the Company’s research and development activities, as well as the expansion of its operating infrastructure and achievement of numerous developmental milestones for approximately two years. The Company was added to the Russell 2000 Index effective after the U.S. market opened on June 28, 2021.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our ordinary shares as of July 26, 2021. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date indicated above are deemed to be beneficially owned by the person holding the option and warrant and included in the holding. These beneficially held ordinary shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares*

SalvaRx Group plc	713,191	5.35%
Gregory Bailey	3,430,528	25.69%
James Mellon	3,190,410	23.94%

* Based on 13,326,213 shares issued and outstanding as of July 26, 2021.

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

SalvaRx Acquisition

On January 8, 2019, the Company acquired 100% of SalvaRx Limited from SalvaRx Group plc. in exchange for 8,050,701 ordinary shares of the Company for an aggregate consideration of US$92.6 million. Four of the six directors of the Company are also directors of SalvaRx Group plc.  The Company's CEO is also the CEO of SalvaRx Limited and employees of the Company comprise the management team of SalvaRx Limited.

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

iOx

Two of the three directors on the Board of Directors of iOx is represented by Portage.  Additionally, Portage has an observer on the Board of iOx.  The CEO of the Company is also the CEO of iOx and employees of the Company comprise the management team of iOx (see Note 10).

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

PGL

On January 31, 2018, the Company's wholly-owned subsidiary, PPL, acquired 650 ordinary shares, or 65%, of Portage Glasgow Ltd. (PGL), a newly incorporated company in Glasgow, Scotland at less than $0.01 per share for a total consideration of $9.11. On March 3, 2021, the Company disposed all of its interest in PPL, including PGL.

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

(B) SIGNIFICANT CHANGES

There were no significant events or changes to report that happened subsequent to March 31, 2021, to the date of this report.

ITEM 9 – THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The following tables set forth the reported high and low sale prices for our ordinary shares as quoted on the Nasdaq Capital Market (“NASDAQ”) since February 25, 2021, the over-the-counter (“OTC”) market where the ordinary shares were trading until February 25, 2021, and on the Canadian Securities Exchange (“CSE”), where the Company's ordinary shares were listed and trading from October 28, 2013 until April 23, 2021, when the Company voluntarily delisted its ordinary shares from the CSE. The Company’s shares trade on NASDAQ on the Nasdaq Capital Market under the symbol “PRTG”.

The following table outlines the annual high and low market prices for an ordinary share for the five most recent fiscal years. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High		Low
	NASDAQ	CSE	NASDAQ	CSE
Year ended March 31,	US$	US$	US$	US$
2021*	39.50	38.99	8.88	0.09
2020	0.15	0.14	0.07	0.08
2019	0.14	0.15	0.07	0.07
2018	0.66	0.66	0.06	0.06
2017	0.25	0.22	0.10	0.12
2016	0.31	0.32	0.08	0.08

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

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

OTC: August 14, 2018 to November 19, 2018

CSE: August 10, 2018 to December 6, 2018

The following table outlines the high and low market prices for an ordinary share for each fiscal financial quarter for the two most recent fiscal periods and any subsequent period. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High		Low
	NASDAQ	CSE	NASDAQ	CSE
Quarter ended:	US$	US$	US$	US$
30-Jun-21*	42.81	N/A	20.96	N/A
31-Mar-21*	39.50	38.99	17.55	17.54
31-Dec-20*	19.59	19.50	8.88	8.85
30-Sept-20*	10.75	10.80	9.06	9.29
30-Jun-20	0.14	0.14	0.09	0.10
31-Mar-20	0.15	0.09	0.08	0.09
31-Dec-19	0.12	0.09	0.07	0.09
30-Sept-19	0.12	0.10	0.08	0.08
30-Jun-19	0.11	0.11	0.08	0.08

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

The following table outlines the high and low market prices for each of the most recent six months:

	High		Low
	NASDAQ	CSE	NASDAQ	CSE
Month	US$	US$	US$	US$
July 2021 (through July 26)	22.35	N/A	16.37	N/A
June 2021	42.81	N/A	20.96	N/A
May 2021	28.80	N/A	26.54	N/A
April 2021 (a)	31.00	30.00	26.99	27.20
March 2021	36.00	34.75	27.97	28.00
February 2021	39.50	38.99	18.55	18.45

(a)	The Company voluntarily delisted its common shares from the CSE at the market close on April 23, 2021.

(B) PLAN OF DISTRIBUION

Not applicable.

(C) MARKETS

The Company's ordinary shares currently trade in one place. Before April 23, 2021, the Company’s ordinary shares were traded in two places.

1.	Since February 25, 2021, the ordinary shares of the Company began trading on NASDAQ under the trading symbol “PRTG”. Before then, the ordinary shares had been traded in the OTC market since 2000 under the trading symbol "PTGEF”.

2.	Effective October 28, 2013, the Company's ordinary shares were also listed for trading in United States currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol "PBT.U". The Company voluntarily delisted its common shares from the CSE at the market close on April 23, 2021, since the Company’s shares were trading on NASDAQ from February 2021.

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

Any director may in writing appoint another person, who need not be a director, to be his alternate, provided the person has consented in writing to be an alternate director. An alternate director has the same rights as the appointing director in relation to any director's meeting and any written resolution circulated for written consent. Every alternate shall therefore be entitled to attend meetings in the absence of the director who appointed him and to vote in the place of the director and sign written consents. Where the alternate is a director, he shall be entitled to have a separate vote on behalf of the director he is representing in addition to his own vote. A director may at any time in writing revoke the appointment of an alternate appointed by him. The alternate shall not be an officer of the Company. The remuneration of the alternate shall be payable out of the remuneration of the director appointing him and the proportion thereof shall be agreed between them.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called "Qualified Electing Fund" election to avoid the PFIC rules regarding distributions and gain described above. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made a valid and effective QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder's pro rata share of our ordinary earnings as ordinary income and such U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. U.S. Holders should be aware, however, that we are not required to make this information available but have agreed to do so for our fiscal year ended March 31, 2021 for those United States shareholders who ask for it. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

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

Non-U.S. Holders

If you are not a U.S. Holder, you are a "Non-U.S. Holder."

Distributions on Our Ordinary Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our ordinary shares unless:

●	you conduct a trade or business in the United States; and

●	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our ordinary shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

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

Sale, Exchange or Other Disposition of Our Ordinary Shares

Generally, you will not be subject to U.S. federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our ordinary shares unless:

●	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of gain from the sale or other disposition of our ordinary shares, such gain is attributable to a permanent establishment maintained by you in the United States); or

●	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

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

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our ordinary shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

●	you are a corporation or other exempt recipient; or

●	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. To fulfill these requirements we file with the Securities and Exchange Commission, within four months after the end of our fiscal year an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file current reports on Form 6-K for significant corporate events throughout the year. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing of proxy statements.  Also, because we are a foreign private issuer our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6.

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

A summary of the Company's risk exposures as it relates to financial instruments are reflected below.

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

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

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

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the consolidated statements of financial position.

Cash. Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables. The Company was exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 5), payable over the next four years. The installment note was repaid in full in July 2021 (see Note 25).

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

ITEM 15 – CONTROLS AND PROCEDURES

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2021. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management identified material weaknesses in the Company's internal controls over financial reporting, and as a result, management concluded that the Company's internal control over financial reporting was not effective as of March 31, 2021.

Management identified the following material weaknesses set forth below in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	The management of the Company lacks the number of skilled persons it requires given the complexity of the reporting requirements it has to make, which more specifically include the staff and expertise (i) to properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) to establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) to apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process research and development assets, share based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

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

ITEM 16(A) – AUDIT COMMITTEE FINANCIAL EXPERTS

The Board of Directors has determined that Mr. Steven Mintz, who is an independent director, is an audit committee financial expert as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16 (B) – CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the fiscal 2014 annual report on Form 20-F.

A copy of our Code of Ethics can be obtained by writing to our corporate office at c/o Portage Services Ltd, Ian Walters, 6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) from any provision of its Code of Ethics.

ITEM 16 (C) – PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The following outlines the expenditures for accounting fees paid to the independent auditing firms of the Company for the last two fiscal periods ended:

March 31,	2021	2020

Audit fee	$172,480	$249,500
Other services	65,000	–

There were no fees paid to the independent accounting firms of the Company for interim review of the financial statements of the Company during the fiscal year ended 2020.  Included in audit fees are $67,800 with respect to the three quarterly reviews performed in 2021. The Company also incurred fees of $65,000 with respect to work performed on the Company’s registration statement. The Company did not have any engagement with the independent accounting firms of the Company during the fiscal years ended 2021 and 2020 with respect to professional services for tax compliance, tax advice or tax planning or for any other services.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the independent accounting firms.

ITEM 16 (D) – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2021.

ITEM 16 (F) – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

ITEM 16 (H) – MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

The financial statements are provided pursuant to Item 18.

ITEM 18 – FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 – EXHIBITS

(a) Financial Statements

PORTAGE BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

(U.S. Dollars in thousands)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portage Biotech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Portage Biotech Inc. and subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of In-Process Research and Development

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements at March 31, 2021, the Company’s carrying amount of in-process research and development assets was approximately $117.4 million. As disclosed in Note 4 to the consolidated financial statements, in-process research and development assets are tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment. As a result of its year end assessment, management concluded that there was no impairment to the Company’s in-process research and development assets during the year ended March 31, 2021.

Auditing management’s impairment test of in-process research and development assets was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the in-process research and development assets. In particular, the fair value estimates of in-process research and development assets are sensitive to changes in significant assumptions such as discount rates, revenue growth rates, operating margins, estimated spending on capital expenditures, and terminal growth rates. These assumptions are affected by expected future market or economic conditions.

How the Critical Audit Matter was addressed in the Audit

We obtained a copy of the Company’s impairment assessment including an independent appraisal of the fair value of the Company’s in-process research and development that was used by management to determine their fair values, in accordance with IAS 36 (Impairment of Assets) and assessed the qualifications of the specialist.

To test the impairment assessment including fair values of the in-process research and development assets, our audit procedures included:

  We obtained the valuation report prepared by management’s third party valuation specialists. We performed the following procedures in respect to the valuation report:
-	We assessed the qualifications of the third party specialists who performed the analysis and prepared the report; and
-	We tested the mathematical accuracy of all the schedules used in the analysis.

  With assistance from our valuation specialists, we evaluated the reasonableness of the valuation methodology and significant assumptions, including the following:
-	Volatility;
-	Weighted average cost of capital;
-	Testing certain inputs utilized by comparing them to similar companies in the industry.

  We performed the following additional procedures:
-	Performed a sensitivity analysis of the significant assumptions to evaluate the changes in the fair value of the in-process research and development that would result from changes in the assumptions;
-	Compared the revenue growth rates used in the valuation to current industry and economic trends;
-	Assessed the reasonableness of the probability of success of current research and development projects;
-	Assessed the reasonableness of the expected timing to realization of revenue;
-	Evaluated the reasonableness of the expected time to a possible liquidation event; and
-	Developed an independent expectation for comparison to management’s estimated revenue, costs of revenue and administrative expenses.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2019.

Melville, NY

July 29, 2021

PORTAGE BIOTECH INC.

Consolidated Statements of Financial Position

(U.S. Dollars in thousands)

		March 31,
	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	4	$2,770	$3,152
Prepaid expenses and other receivables	5	2,176	574
Investment in marketable equity securities	6	–	68
		4,946	3,794
Long-term assets
Long-term portion of other receivables	5	22	34
Investment in associate	7	1,735	1,225
Investments in private companies	9	7,409	7,409
Goodwill	11	43,324	43,324
In-process research and development	12	117,388	117,388
Other assets		36	–
Total assets		$174,860	$173,174

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	13	$1,938	$1,268
Warrant liabilities	15	1,120	–
Unsecured notes payable	14	150	300
Advance from related party	21	–	1,000
		3,208	2,568
Non-current liabilities
Unsecured notes payable	14	–	3,361
Deferred tax liability	11, 12, 18	24,050	21,604
		24,050	24,965
Total liabilities		27,258	27,533
Shareholders’ Equity
Capital stock	16	130,649	117,817
Stock option reserve	17	7,977	58
Accumulated other comprehensive income		958	958
Accumulated deficit		(38,135)	(22,302)
Total equity attributed to owners of the Company		101,449	96,531
Non-controlling interest	24	46,153	49,110
Total equity		147,602	145,641
Total liabilities and equity		$174,860	$173,174
Commitments and Contingent Liabilities (Note 20)

On behalf of the Board	“Allan Shaw”	Chief Financial Officer	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

		Years Ended March 31,
	Notes	2021	2020	2019
Expenses
Research and development		$7,312	$4,108	$1,907
General and administrative expenses		5,128	1,870	857
Loss from operations		(12,440)	(5,978)	(2,764)
Gain on sale of marketable equity securities	6	72	–	–
Foreign exchange transaction gain (loss)	12, 18	–	6	(691)
Change in fair value of warrant liability	15	(790)	24	–
(Loss) on equity issued at a discount	16	(1,256)	–	–
Loss on extinguishment of notes payable	14	(223)	(33)	–
Share of (loss) income in associate accounted for using equity method	7	(490)	18	(162)
Gain on disposition of subsidiaries	8	412	–	–
Interest income		–	11	111
Interest expense		(177)	(557)	(88)
Loss before provision for income taxes		(14,892)	(6,509)	(3,594)
Income tax (expense)	12,18	(2,297)	(740)	–
Net (loss)		(17,189)	(7,249)	(3,594)
Other comprehensive income (loss)
Net unrealized gain on investments	6, 9	–	876	50
Total comprehensive (loss) for year		$(17,189)	$(6,373)	$(3,544)

Net (loss) attributable to:
Owners of the Company		$(15,833)	$(5,333)	$(2,635)
Non-controlling interest	24	(1,356)	(1,916)	(959)
		$(17,189)	$(7,249)	$(3,594)
Comprehensive (loss) attributable to:
Owners of the Company		$(15,833)	$(4,457)	$(2,585)
Non-controlling interest	24	(1,356)	(1,916)	(959)
		$(17,189)	$(6,373)	$(3,544)

(Loss) per share	19
Basic and diluted		$(1.35)	$(0.49)	$(0.55)

Weighted average shares outstanding	19
Basic and diluted		11,733	10,952	4,820

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity

(U.S. Dollars in thousands)

				Accumulated	Retained	Equity
	Number		Stock	Other	Earnings	Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Income	Deficit)	of Company	Interest	Equity
Balance, April 1, 2018	2,807	$23,654	$267	$32	$(14,334)	$9,619	$–	$9,619
Unrealized gain on investment in Biohaven	–	–	–	50	–	50	–	50
Shares issued on acquisition of SalvaRx Limited	8,051	92,583	–	–	–	92,583	–	92,583
Fair value of a subsidiary attributable to non-controlling interest on acquisition	–	–	–	–	–	–	48,731	48,731
Share-based compensation	–	–	57	–	–	57	1,111	1,168
Net loss for year	–	–	–	–	(2,635)	(2,635)	(959)	(3,594)
Balance, March 31, 2019	10,858	116,237	324	82	(16,969)	99,674	48,883	148,557
Net unrealized gain on investments	–	–	–	876	–	876	–	876
Shares issued on acquisition of Intensity Holdings Limited	130	1,298	–	–	–	1,298	–	1,298
Expiration of unexercised stock options	–	282	(282)	–	–	–	–	–
Share-based compensation	–	–	16	–	–	16	2,143	2,159
Net loss for year	–	–	–	–	(5,333)	(5,333)	(1,916)	(7,249)
Balance, March 31, 2020	10,988	117,817	58	958	(22,302)	96,531	49,110	145,641
Issued under private placement	698	6,980	–	–	–	6,980	–	6,980
Share issuance costs	–	(248)	–	–	–	(248)	–	(248)
Share-based compensation	–	–	7,977	–	–	7,977	850	8,827
Exchange of SalvaRx warrants for Portage warrants	–	2,640	–	–	–	2,640	–	2,640
Settlement of non-controlling interest in SalvaRx Limited	–	2,451	–	–	–	2,451	(2,451)	–
Warrant liability at contract price	–	(330)	–	–	–	(330)	–	(330)
Fair value adjustment for shares issued at a discount in SalvaRx Limited	397	1,256	–	–	–	1,256	–	1,256
Shares issued for services	1	25	–	–	–	25	–	25
Expiration of unexercised stock options	–	58	(58)	–	–	–	–	–
Net loss for period	–	–	–	–	(15,833)	(15,833)	(1,356)	(17,189)
Balance, March 31, 2021	12,084	$130,649	$7,977	$958	$(38,135)	$101,449	$46,153	$147,602

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows

(U.S. Dollars in thousands)

	Years Ended March 31,
	2021	2020	2019
Cash flows provided by (used in) operating activities:
Net loss for the year	$(17,189)	$(7,249)	$(3,594)
Adjustments for non-cash items:
Gain on sale of marketable equity securities	(72)	–	–
Increase in deferred tax liability	2,446	1,240	–
Foreign exchange transaction (gain) loss	–	(6)	691
Loss (income) on fair value of warrant liability	790	(24)	–
Loss on equity issued at a discount	1,256	–	–
Amortization of debt discount	76	265	–
Loss on early extinguishment of debt	223	33	–
Share of loss (gain) in associate	490	(18)	162
Share-based compensation expensed as consulting fee	8,827	2,143	1,148
Fair value of stock issued for services	25	–	–
Gain on disposition of subsidiaries	(412)	–	–
Share-based compensation expensed as research and development	–	16	20
Changes in operating working capital:
Accounts receivable	(111)	–	–
Prepaid expenses and other receivables	(1,477)	(281)	352
Accounts payable and accrued liabilities	880	167	363
Other assets	(36)	–	–
Net cash used in operating activities	(4,284)	(3,714)	(858)

Cash flows provided by (used in) investing activities:
Proceeds from sale of marketable securities	140	–	–
Investment in associate	(1,000)	–	(688)
Cash from SalvaRx Limited acquisition	–	–	1,192
Purchase of notes receivable issued by SalvaRx Limited prior to the acquisition by Portage	–	–	(950)
Net cash used in investing activities	(860)	–	(446)

Cash flows provided by (used in) financing activities:
Proceeds from shares issued under private placement	6,980	–	–
Share issuance costs	(248)	–	–
Repayment of unsecured notes payable	(1,020)	(300)	(50)
(Repayment of) advance from related party	(1,000)	1,000	–
Note proceeds received	50	–	–
Net cash provided by (used in) financing activities	4,762	700	(50)

(Decrease) increase in cash and cash equivalents during year	(382)	(3,014)	(1,354)
Cash and cash equivalents at beginning of year	3,152	6,166	7,520
Cash and cash equivalents at end of year	$2,770	$3,152	$6,166

Supplemental disclosure of cash flow information:
Cash paid for interest	$748	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Shares issued pursuant to settlement of SalvaRx notes and warrants	$2,640	$–	$–
Fair value of warrant liability for Portage warrants issued	$1,120	$–	$–
Notes payable settled in disposition of subsidiaries	$200	$–	$–
Fair value of shares issued to acquire Intensity Holdings Limited	$–	$1,298	$–
Fair value of shares issued to acquire SalvaRx Limited	$–	$–	$92,583
Effective settlement of convertible notes issued by SalvaRx Limited upon acquisition by Portage	$–	$–	$1,963
Unrealized gain on investments in Intensity and Biohaven	$–	$876	$50

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company" or “Portage”) is incorporated in the British Virgin Islands ("BVI") with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario, M5C 1H6, Canada.

The Company is a reporting issuer with the securities commissions of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Stock Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. The Company voluntarily delisted its common shares from the CSE at the market close on April 23, 2021, since the Company’s shares began trading on NASDAQ.

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance and currently managing 10 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc. (“Rift”).  In connection with the SalvaRx Acquisition, the Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs. The Company abandoned its interests in Nekonal (see Note 10, “Acquisition and Business Combination”).

On June 5, 2020, the Company effected a 100:1 reverse stock split. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

Portage filed a registration statement and prospectus with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(2) under which it may sell shares, debt securities, warrants and units that Portage may sell in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The Registration Statement includes:

•	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings; and
•	a sales agreement prospectus covering the offer, issuance and sale by us of up to a maximum aggregate offering price of up to $50,000,000 of our ordinary shares that may be issued and sold from time to time under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 1. NATURE OF OPERATIONS (Cont’d)

The specific terms of any securities to be offered pursuant to the base prospectus are specified in the sales agreement prospectus. The $50,000,000 of ordinary shares that may be offered, issued and sold under the sales agreement prospectus is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus, and if no shares are sold under the sales agreement, the full $50,000,000 of securities may be sold in other offerings pursuant to the base prospectus. See Note 2, “Liquidity,” Note 16, “Capital Stock” and Note 25, “Events After the Balance Sheet Date” for a further discussion.

NOTE 2. LIQUIDITY

The accompanying consolidated financial statements have been prepared on a basis that assumes that the Company will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of March 31, 2021, the Company had cash and cash equivalents of $2.8 million and total current liabilities of $3.2 million (inclusive of $1.1 million warrant liability settleable on a non-cash basis). For the year ended March 31, 2021, the Company is reporting a net loss of ($17.2) million and cash used in operating activities of $4.3 million. As of June 30, 2021, we had approximately $28.6 million of cash on hand.

In April 2021, the Company commenced its “at the market” offering and through that process, sold 90,888 shares generating net proceeds of approximately $2.6 million. Further, the Company initiated an offering pursuant to the Prospectus. On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021. The Company incurred offering expenses for the public offering of approximately $1.5 million, including approximately $1.4 million of management, underwriting and selling expenses. The Company will use net proceeds raised to fund its research and development activities and support operations. The amount raised is sufficient to fund operations through July 2022. Funds may be used to accelerate activities or invest in other strategic assets.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets if additional funding is required.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 2. LIQUIDITY (Cont’d)

COVID-19 Effect

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company's business operations. The magnitude of the impact of the COVID-19 pandemic on the Company's productivity, results of operations and financial position, and its disruption to the Company's business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company's ability to conduct business in the ordinary course.

NOTE 3. BASIS OF PRESENTATION

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

These consolidated financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 22, “Financial Instruments and Risk Management”).

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors on July 29, 2021.

Consolidation

The consolidated financial statements include the accounts of the Company and,

(a)	SalvaRx Limited (“SalvaRx”), a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands.

(b)	iOx Therapeutics Ltd. (“iOx”), a United Kingdom based immune-oncology company, a 60.49% subsidiary, incorporated in the United Kingdom on February 10, 2015.

(c)	Saugatuck Therapeutics, Ltd. (“Saugatuck”), a 70% owned subsidiary incorporated in the British Virgin Islands.

(d)	Portage Developmental Services, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 3. BASIS OF PRESENTATION (Cont'd)

Consolidation (Cont’d)

The following companies were disposed of on March 3, 2021 (see Note 8, “Disposition of PPL”):

•	Portage Pharmaceuticals Ltd. (“PPL”) a wholly-owned subsidiary acquired in a merger on July 23, 2013, incorporated in the British Virgin Islands.

•	EyGen Limited (“EyGen”), a wholly-owned subsidiary of PPL, incorporated on September 20, 2016, in the British Virgin Islands.

•	Portage Glasgow Ltd. (“PGL”), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interests represent the 39.51% shareholder ownership interest in iOx and the 30% shareholder ownership interest in Saugatuck, which are consolidated by the Company. In years prior to March 31, 2021, non-controlling interest also included 35% in PGL.

Functional and Presentation Currency

The Company’s functional and presentation currency is the U.S. Dollar.

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

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES

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

In order for a financial asset to be measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

•	Financial assets at amortized cost (debt instruments);
•	Financial assets at FVTOCI; and
•	Financial assets at FVTPL.

Financial Assets at Amortized Cost (Debt Instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

- The financial asset is held within a business model with the objective of holding the financial asset in order to collect contractual cash flows and;

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate method and are subject to a period impairment review. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company's financial assets classified at amortized cost includes other receivables.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial Assets designated at Fair Value through OCI (Equity Instruments)

Upon initial recognition, the Company can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under IAS 32, “Financial Instruments: Presentation,” and are not held for trading. The classification is determined on an instrument-by-instrument basis.

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

The Company irrevocably elected to classify its investments in Biohaven Pharmaceuticals Holding Company Ltd. (“Biohaven”), Sentien and Intensity as FVTOCI.

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

ii) Financial Liabilities

 The Company's financial liabilities include accounts payable which approximates fair value due to their short maturity and unsecured notes payable assumed in the SalvaRx Acquisition. The unsecured notes payable assumed in the SalvaRx Acquisition are recorded at fair value on the acquisition date (see Note 10, “Acquisition and Business Combination” and Note 14, “Unsecured Notes Payable”).

Warrant Liability and Note Payable

During the year ended March 31, 2017, the Company's subsidiaries, PPL and EyGen, issued notes with warrants (see Note 14, “Unsecured Notes Payable” and Note 15, “Warrant Liability”). The warrants, which were exercisable for common shares of PPL and EyGen, expired in the year ended March 31, 2020.

Accordingly, at inception a portion of the proceeds was allocated to the fair value of the warrants and the remainder was recorded as a note payable. The warrants expired and the note payable was settled as part of the PPL disposition in March 2021 (see Note 8, “Disposition of PPL”).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

At subsequent balance sheet dates the fair value of the warrant was remeasured with movements in the fair value recorded in profit or loss. The loan was recorded at amortized cost and is accounted for using the effective interest method. In March 2021, the Company completed the disposition of its interest in PPL and EyGen and these liabilities were settled.

In connection with the SalvaRx Acquisition (see Note 10, “Acquisition and Business Combination” and Note 14, “Unsecured Notes Payable”), the Company acquired notes payable and associated warrants, which were recorded at fair value on the date of the acquisition.

Impairment of Financial Assets

IFRS 9, “Financial Instruments,” requires the Company to recognize an allowance for expected credit losses ("ECLs") for all debt instruments and investments not held at fair value through profit or loss and contract assets.  For intangible assets, at the end of each reporting period and whenever there is an indication that the intangible asset may be impaired, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

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

Foreign Currencies

The functional and presentation currency of the Company and its subsidiaries (see Note 3, “Basis of Presentation”) is the U.S. dollar. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the period. Foreign currency differences arising on retranslation are recognized in income or loss.

The effect of exchange rates on our foreign currency-denominated asset and liability balances are recorded as foreign currency transaction losses in the determination of net income (loss).

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand and on-demand deposits that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. The Company does not have any cash equivalents as of March 31, 2021 and 2020.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(Loss) Per Share

Basic (loss) per share is calculated by dividing net (loss) income (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period.  Diluted (loss) per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised into ordinary shares using the treasury stock method and convertible debt were converted into ordinary shares using the if-converted method. Diluted (loss) per share is calculated by dividing net (loss) income applicable to ordinary shares by the sum of the weighted average number of ordinary shares outstanding and all additional ordinary shares that would have been outstanding if potentially dilutive common shares had been issued. The share and per share information has been retroactively adjusted to reflect the impact of the stock dividend.

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2021, 2020 and 2019. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation (see Note 19, “(Loss) Per Share”).

	As of March 31,
	2021	2020	2019
Stock options	868,000	2,980	2,980
Restricted stock units	243,000	–	–
Warrants	49,701	–	–

Investments in Private Companies

The investment is comprised of shares of private companies that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method (see Note 9, “Investments in Private Companies”).

Investment in Associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost from the date the investee becomes an associate and adjusted thereafter to recognize the Company's share of the profit or loss and other comprehensive income of the associate. When the Company's share of losses of an associate exceed the Company's interest in that associate (which includes any long-term interests that, in substance, form part of the Company's net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within 'share of (loss) income in associate' in the consolidated statements of operations.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

Determination of Fair Value

A number of the Company's accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. When applicable, further information about the assumptions made in determining fair values is disclosed in Note 22, “Financial Instruments and Risk Management” and other footnotes that specifically relate to assets or liabilities measured at fair value.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity and the amount recognized for non-controlling interests over the fair value of the net identifiable assets acquired and liabilities assumed. Goodwill is allocated to the CGUs, which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Recent Accounting Pronouncements

Impact of Adoption of Significant New IFRS Standards in 2020

(a)	IAS 1: Presentation of Financial Statements, and IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors (Amendment)

 The amendments to IAS 1 and IAS 8 clarify the definition of material and seek to align the definition used in the Conceptual Framework with that in the standards themselves, as well as ensuring the definition of material is consistent across all IFRS. The Company adopted these amendments effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

(b)	Conceptual Framework for Financial Reporting

 Together with the revised Conceptual Framework published in March 2018, the IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards. The Company adopted the Revised Conceptual Framework effective January 1, 2020. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

IFRS Pronouncements Issued But Not Yet Effective

New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(c)	Annual Improvements to IFRS Standards 2018-2020

The annual improvements process addresses issues in the 2018-2020 reporting cycles including changes to IFRS 9, “Financial Instruments,” IFRS 1, “First Time Adoption of IFRS,” IFRS 16, “Leases,” and IAS 41, “Biological Assets”.

i) The amendment to IFRS 9 addresses which fees should be included in the 10% test for derecognition of financial liabilities.

ii) The amendment to IFRS 1 allows a subsidiary adopting IFRS at a later date than its parent to also measure cumulative translation differences using the amounts reported by the parent based on the parent’s date of transition to IFRS.

iii) The amendment to IFRS 16’s illustrative example 13 removes the illustration of payments from the lessor related to leasehold improvements.

These amendments will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(d)	IAS 37: Onerous Contracts - Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	IAS 16: Proceeds Before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment will be effective for annual periods beginning on or after January 1, 2022. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(f)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(g)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company is evaluating whether the adoption of the above amendment will have a material impact on its financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

	As of March 31,
(In thousands)	2021	2020

Prepaid insurance	$1,445	$14
Research & development tax credits	649	500
Other prepaid expenses	48	–
Other receivables	34	60
Total prepaid expenses and other receivables	$2,176	$574

In October 2016, the Company's wholly-owned subsidiary, PPL, agreed to a settlement, from a claim made against a supplier, to receive $120,000 in annual instalments of $11,250.  Through March 31, 2021, the Company has collected $86,250. The balance of $33,750 was classified $11,250 as a current asset in prepaid expenses and other receivables and $22,500 as a long-term receivable as of March 31, 2021. As of March 31, 2020, the outstanding balance of $45,000 was classified $11,250 in prepaid expenses and other receivables and $33,750 as a long-term asset. The installment receivable was assigned to Portage by PPL prior to the disposition of PPL (see Note 8, “Disposition of PPL”). The installment note was repaid in full in July 2021 (see Note 25, “Events After the Balance Sheet Date”).

NOTE 6. INVESTMENT IN MARKETABLE EQUITY SECURITIES

As of March 31, 2020 and 2019, the Company’s investment in marketable equity securities was comprised of 2,000 shares in Biohaven, a public company listed on the New York Stock Exchange. The Company accounted for its investment in Biohaven as a financial asset classified as fair value through the statement of other comprehensive income (“FVTOCI”).

In August 2020, the Company sold the shares of Biohaven for proceeds of $140,000 resulting in a gain of $72,000.

The following table is a roll-forward of the investment in Biohaven as of March 31, 2021, 2020 and 2019:

	As of March 31,
(In thousands)	2021	2020	2019

Balance, beginning of year	$68	$103	$53
Unrealized (loss) gain on investment	–	(35)	50
Proceeds from the sale of the investment	(140)	–	–
Gain on sale	72	–	–
Balance, end of year	$–	$68	$103

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 7. INVESTMENT IN ASSOCIATE

Details of the Company’s associate as of March 31, 2021 and 2020 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of March 31, 2021	Voting Rights Held as of March 31, 2020
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	36.4%

The abovementioned associate is accounted for using the equity method in these consolidated financial statements.

The following table is a roll-forward of the Company’s investment in Stimunity S.A. as of March 31, 2021 and 2020:

	Years ended March 31,
(In thousands)	2021	2020

Balance, beginning of year	$1,225	$1,207
Additional investment	1,000	–
Share of (loss) income	(490)	18
Balance, end of year	$1,735	$1,225

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

The Company also committed to a second investment in the amount of €1.5 million ($1.9 million) (the "Stimunity Commitment") by subscribing to 4,140 new ordinary shares at a price of €363 per share, upon Stimunity successfully completing agreed milestones. On March 25, 2019, the Company made an additional discretionary investment of €0.6 million ($0.7 million) by subscribing to 1,945 ordinary shares at a price of €308.55 per share, increasing its ownership to approximately 37%. No milestones were completed as of March 31, 2020 and 2019.

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44% (see Note 20, “Commitments and Contingent Liabilities”).

The Company accounts for its investment in Stimunity under the equity method and accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded equity in (loss) income in Stimunity of ($490,000) and $18,000 for the years ended March 31, 2021 and 2020, respectively.

Under the shareholders agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right, or (b) any dilutive issuance.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 7. INVESTMENT IN ASSOCIATE (Cont'd)

The following table illustrates the summarized financial information of the Company's investment in Stimunity S.A:

	As of March 31,
(In millions)	2021	2020
	(Unaudited)	(Unaudited)
Current assets	$1.6	$1.3
Non-current assets	$–	$–

Current liabilities	$0.7	$0.3
Non-current liabilities	$0.1	$.01
Equity	$0.8	$0.9

Company's share in equity – 44.0% and 36.4%	$0.4	$0.3

	Years Ended March 31,
	2021	2020
	(Unaudited)	(Unaudited)
Revenue	$0.1	$0.2
Loss from operations	$(1.5)	$(0.3)
Net loss	$(1.1)	$–

NOTE 8. DISPOSITION OF PPL

On March 3, 2021, the Company disposed of 100% of its interest in PPL, which includes PPL’s interest in PGL and EyGen for $10 to an entity controlled by one of the Company’s current directors and one of the Company’s former directors (the “Purchaser’s Executives”). Under the terms of the arrangement, all outstanding payable obligations were assumed by the purchaser. Simultaneously, the Company and the Purchaser’s Executives entered into a Revenue Share Deed with PPL under which they will be entitled to certain revenue shares based on the achievement of milestones defined in the Revenue Share Deed. The Company may also be entitled to recover an intercompany receivable from the purchaser in the amount of $229,848 on the fourth anniversary of the Revenue Share Deed. The Company valued its interest in the Revenue Share Deed and the recovery of the $229,848 at zero for financials statement purposes. All other intercompany balances were cancelled. The Company no longer has any interest or obligations associated with PPL, PGL and EyGen, other than the interests provided for in the Revenue Share Deed.

NOTE 9. INVESTMENTS IN PRIVATE COMPANIES

The following table is a rollforward of the investments in Intensity and Sentien as of March 31, 2020 and 2021:

(In thousands)	Intensity	Sentien	Total

Balance as of April 1, 2019	$4,500	$700	$5,200
Acquisition of Intensity Holdings Limited	1,298	–	1,298
Unrealized gain (loss) on investment	1,611	(700)	911
Balance as of March 31, 2020	7,409	–	7,409
Unrealized gain (loss) on investment	–	–	–
Balance as of March 31, 2021	$7,409	$–	$7,409

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 9. INVESTMENTS IN PRIVATE COMPANIES (Cont'd)

The following is a discussion of our investments in private companies as of March 31, 2021 and March 31, 2020.

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien (“Preferred Stock”), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into an equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien on a fully diluted basis as of March 31, 2021 and March 31, 2020, respectively. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with changes in fair value recorded through other comprehensive income. As of March 31, 2020, the Company recorded an unrealized loss of $0.7 million after determining that cost no longer was the best estimate of fair value due to a significant change in the strategy of Sentien and determined that the investment in Sentien no longer had any fair value as Sentien was no longer pursing the proposed indication from the time of the Company's initial investment.

Intensity

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity (see Note 10, “Acquisition and Business Combination”). The investment was recorded at fair value (which approximates cost) at the acquisition date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction increased the Company's ownership to 1,288,458 shares of Intensity. As of March 31, 2021 and March 31, 2020, the Company owned approximately 8% and 9%, respectively, of the outstanding shares of Intensity, on a fully diluted basis.

During the year ended March 31, 2020, the Company recorded an unrealized gain of $1.6 million with respect to its investment in Intensity based upon Intensity’s most recent valuation.

NOTE 10. ACQUISITION AND BUSINESS COMBINATION

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx, a company incorporated in the British Virgin Islands on May 6, 2015 focused on novel cancer immunotherapies and to develop clinical proof of concept, in exchange for 8,050,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the "Acquisition Date") upon receiving shareholder and regulatory approval.  Shares issued by the Company on acquisition were valued at $92.6 million based on the market price of the Company shares of $11.50 per share on the Acquisition Date. Portage is the accounting acquirer as the controlling group of shareholders of the Company increased their holdings, retained majority of voting rights after the acquisition and the Company's management prior to the acquisition continued as management of the combined company. Four of the Company's Board members are also directors of SalvaRx (see Note 21, “Related Party Transactions”). Notwithstanding the high degree of common ownership between the companies, this was not considered a common control transaction as no single individual held a controlling interest and no contractual arrangement exists among the group of shareholders.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 10. ACQUISITION AND BUSINESS COMBINATION (Cont'd)

In connection with the SalvaRx Acquisition, the Company acquired SalvaRx's five invested entities and subsidiaries: iOx and Saugatuck (consolidated subsidiary with non-controlling interest), Intensity (investment in private company) (see Note 9, “Investments in Private Companies”), Nekonal (joint venture with no fair value due to a dispute with Nekonal, see below), and Rift (no fair value as operations are discontinued).  In connection with the SalvaRx Acquisition, the Company also acquired an option from Nekonal SARL that gives SalvaRx the right to acquire shares in Nekonal for €50 ($55 USD) per share for four years.  On January 8, 2019, the acquisition date, the fair value of option was determined to be $0 due to a dispute with Nekonal.

SalvaRx and Nekonal were involved in a dispute regarding Nekonal's claim that it attained a development milestone that would require SalvaRx to provide the next tranche of funding. SalvaRx claims that Nekonal committed a breach of duties and fraud on its minority shareholders with respect to its assumption that the milestone has been attained. Nekonal management has counterclaimed that SalvaRx is in breach of contract with respect to the funding arrangement. While litigation was threatened, no legal proceedings have commenced. In fiscal 2021, the Company abandoned its interest in Nekonal.

The acquisition of SalvaRx allowed the Company to acquire interest in the development of nine immune-oncology products. SalvaRx has three in-process research and development ("IPR&D") projects identified.

The following table presents unaudited supplemental pro forma consolidated net income based on SalvaRx's historical reporting periods as if the SalvaRx Acquisition had occurred as of April 1, 2018 (in thousands):

Year ended March 31,	2019
Net loss	$(5,160)
Net loss applicable to common stockholders	$(3,920)
Net loss per share, basic and diluted	$(0.01)

NOTE 11. GOODWILL

	As of March 31, 2021			As of March 31, 2020
(In thousands)	Goodwill	IPR&D	DTL	Goodwill	IPR&D	DTL

Balance, beginning of year	$43,324	$117,388	$(21,604)	$43,324	$117,388	$(21,604)
Foreign exchange effect on deferred liability settleable in Great British pounds	–	–	(2,446)	–	–	–
On Acquisition of SalvaRx Limited	–	–	–	–	–	–
Amortization	–	–	–	–	–	–
Impairment	–	–	–	–	–	–
Balance, end of year	$43,324	$117,388	$(24,050)	$43,324	$117,388	$(21,604)

The Company’s goodwill arose from the acquisition of SalvaRx and its portfolio of several projects and investments.

As of March 31, 2021, the Company determined that it has only one cash-generating unit (“CGU”), the consolidated Portage Biotech, Inc.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 11.  GOODWILL (Cont'd)

Impairment Review

On an annual basis, the Company assesses its long-lived assets with definite lives, which are not yet available for use for potential indicators of impairment. At the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, “Impairment of Assets,” the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the year ended March 31, 2021.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of 2021 and 2020 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

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

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

(a)	revenues;
(b)	normalized operating expenses;
(c)	income taxes; and
(d)	capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.0% and 20.5% at March 31, 2021 and 2020, respectively, based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The recoverable amount exceeded the carrying amount of goodwill and therefore no impairment was considered necessary as of March 31, 2021 and 2020.

NOTE 12. IN PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In process research and development (“IPR&D”) consists of the following projects (in thousands):

Project #	Description	Value as of March 31, 2021	Value as of March 31, 2020
iOx:
IMM 60	Melanoma & Lung Cancers	$84,213	$84,213
IMM 65	Ovarian/Prostate Cancers	32,997	32,997
		117,210	117,210
Oncomer/Saugatuck	DNA Aptamers	178	178
		$117,388	$117,388

Deferred tax liability		$24,050	$21,604

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 12. IN PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the year ended March 31, 2021.

As of March 31, 2021, management assessed whether any indications of impairment existed for the Company’s IPR&D and concluded no indicators were present. Therefore, a test for impairment was not required and no impairment was recorded for the year ended March 31, 2021.

Deferred tax liability (DTL) related to IPR&D at iOx is subject to tax in the United Kingdom. As of March 31, 2021 and 2020, iOx had a deferred tax liability of approximately $24.1 million and approximately $21.6 million, respectively.  On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx.  As the IPR&D process is in the UK, the deferred tax had been recorded at 17%, the rate applicable in the UK.  During the year ended March 31, 2020, the Company recorded a tax expense of $2.2 million, including $2.3 million to increase the deferred tax liability due to the increase in the UK tax rate to 19% in March 2020, $0.4 million of a return to provision adjustment and a decrease due to a refundable research and development credit of $0.5 million. As the deferred tax liability may be settled in the future in Great British pounds (“GBP”), the Company increased the deferred tax liability by $2.4 million as of March 31, 2021 and decreased the deferred tax liability by $1.4 million as of March 31, 2020, respectively, to reflect the difference in exchange rates from period to period.

NOTE 13.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of March 31,
(In thousands)	2021	2020

Accounts payable	$113	$343
Insurance premium note	1,651	–
Accrued interest	5	701
Other	169	224
Total accounts payable and accrued liabilities	$1,938	$1,268

NOTE 14.  UNSECURED NOTES PAYABLE

Following is a roll-forward of notes payable:

	CURRENT	CURRENT	NON-CURRENT
(In thousands)	PPL	iOx	SalvaRx	Total

Balance, April 1, 2019	$193	$100	$3,370	$3,663
Repayment	–	–	(300)	(300)
Amortization of debt discount	7	–	258	265
Loss on extinguishment of debt	–	–	33	33
Balance, March 31, 2020	200	100	3,361	3,661
Repayment	–	–	(1,020)	(1,020)
Amortization of debt discount	–	–	76	76
Value of notes exchanged in warrant exercise	–	–	(2,640)	(2,640)
Settlement in connection with disposition of PPL	(200)	–	–	(200)
Loss on extinguishment of debt	–	–	223	223
Proceeds from loan payable	–	50	–	50
Balance, March 31, 2021	$–	$150	$–	$150

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 14.  UNSECURED NOTES PAYABLE (Cont'd)

PPL and EyGen Unsecured Notes Payable

During the year ended March 31, 2017, the Company's subsidiaries, PPL and EyGen, completed a private placement of unsecured notes (the "PPL Unsecured Notes"). The balance outstanding as of March 31, 2020 was $0.2 million.

The PPL Unsecured Notes were settled as part of the disposition of PPL in March 2021 (see Note 8, “Disposition of PPL”).

SalvaRx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or earlier upon a qualifying event), that bear interest at 7% per annum (the "SalvaRx Notes"). The fair value of the SalvaRx Notes was determined to be $3.4 million at January 2019. As the SalvaRx Acquisition was a qualifying event, the SalvaRx Notes became due upon the acquisition. In December 2019, the maturity date of the SalvaRx Notes was extended to June 2021.

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of the warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black Scholes Model.

During September 2020, the Company settled the SalvaRx Notes obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share. The noteholders who accepted the offer exchanged their SalvaRx warrants for an equal number of Portage shares at the same price per share. The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020. The Company also recorded a loss of $1.26 million during the year ended March 31, 2021, to recognize the discount between the fair value of the underlying shares on October 13, 2020, the settlement date, ($9.80 per share) and the warrant exercise (contract) price of $6.64 per share.

Four of the Company's directors, Gregory Bailey, James Mellon, Steven Mintz (in trust) and Kam Shah, received, in total, 363,718 of the warrants pursuant to this transaction. Subsequent to the exercise of the warrants in October 2020, Portage had 12,083,395 and 49,701 issued and outstanding shares and warrants, respectively.

The Company also recorded a loss on early extinguishment of debt of $0.22 million in the year ended March 31, 2021.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 14.  UNSECURED NOTES PAYABLE (Cont'd)

iOx Unsecured Notes Payable

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly owned subsidiary of SalvaRx (the “Convertible Notes”), of which the Company holds $1.9 million. As a result of the SalvaRx Acquisition, iOx became a subsidiary of the Company during the year ended March 31, 2019. In accordance with IFRS 3, the fair value, including interest receivable, of the Convertible Notes were effectively settled against the note receivable upon the business combination. The remaining Convertible Notes issued to a third party, including the conversion option, are recorded at a fair value of $0.1 million. An additional $0.05 million Convertible Note, which also included warrants to purchase additional shares, was funded in 2021. The holder of the Convertible Notes can convert the notes and accrued interest into ordinary shares of iOx at any time before maturity at £120 per share. There is an automatic conversion in the event iOx raises $2.0 million, and the conversion price will be determined based on the timing of the capital raised and the price at which the money was raised. iOx has the right to repay the Convertible Notes together with accrued interest at any time.

NOTE 15. WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity (see Note 14, “Unsecured Notes Payable”):

	PBI			SalvaRx
	Exercise Price	Warrants	Amount	Exercise Price	Warrants	Contract Amount
			In 000’$			In 000’$
Warrants outstanding, April 1, 2020	–	–	$–	$6.64	447,305	$2,970	(1)
Exchange of warrants pursuant to SalvaRx Notes settlement	$6.64	447,305	2,970	$6.64	(447,305)	(2,970)
Reclassification to accrued equity issuable	$6.64	(397,604)	(2,640)	–	–	–
Fair value adjustment at March 31, 2021 (2)	–	–	790	–	–	–
Warrants outstanding, March 31, 2021	$6.64	49,701	$1,120	–	–	$–

(1)	Treated as non-controlling interest accounted for at fair value.
(2)	Portage warrant liability valued at contract price, adjusted for fair value using the Black Scholes model.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 16. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of common shares without par value.
(b)	Following is a roll-forward of ordinary shares as of March 31, 2021 and 2020:

	Years Ended March 31,
	2021		2020
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of year	10,988	$117,817	10,858	$116,237
Shares issued in a private placement, net of issue costs	698	6,732	–	–
Exchange of SalvaRx warrants for PBI warrants	–	2,640	–	–
Settlement of non-controlling interest in SalvaRx	–	2,451	–	–
To reflect warrants issued and outstanding (d)	–	(330)	–	–
Fair value adjustment for shares issued at a discount in SalvaRx	397	1,256	–	–
Expiration of unexercised stock options	–	58	–	282
Shares issued in connection with the acquisition of interest in Intensity Holdings Limited	–	–	130	1,298
Shares issued for services	1	25	-–	–
Balance, end of year	12,084	$130,649	10,988	$117,817

(c)	Number of ordinary shares have been retroactively adjusted to reflect the impact of 100:1 reverse stock split on June 5, 2020.
(d)	Represents the contractual value of the Portage warrants, which was adjusted to fair value of $271 using the Black Scholes model.

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of $10.00 per share for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares, or approximately 30.8% of the private placement, for proceeds of $2.15 million. The Company incurred costs of approximately $0.25 million in connection with the offering, which was treated as contra-equity on the Company’s balance sheet.

During September 2020, the Company settled the SalvaRx Notes obligations originally due in June 2021 in an aggregate principal amount of approximately $3.7 million, plus accrued interest of $0.75 million in exchange for cash payments totaling $1.77 million and 397,604 of the associated SalvaRx warrants with an exercise price of $6.64 per share. The warrants were exchanged for an equal number of warrants to acquire Portage stock at the same price per share. The Company accounted for the contractual value of the exercised and outstanding warrants of $2.64 million (397,604 shares at $6.64 per share) as accrued equity issuable at September 30, 2020. The Company also recorded a loss of $1.26 million during the year ended March 31, 2021, to recognize the discount between the fair value of the underlying shares on October 13, 2020 (the settlement date) of $9.80 per share and the contract price of $6.64 per share.

Four of the Company's directors, Gregory Bailey, James Mellon, Steven Mintz (in trust) and Kam Shah, received, in total, 363,718 of the shares pursuant to this transaction.

Subsequent to March 31, 2021, the Company commenced its “at the market” offering to sell shares and a second offering subject to a Prospectus filed June 24, 2021. See Note 25, “Events After the Balance Sheet Date” for a further discussion.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 17. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the years ended March 31, 2021 and 2020:

	Years Ended March 31,
	2021		2020
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve

Balance, beginning of year	$10,618	$58	$8,475	$324
Expiration of unexercised stock options	–	(58)	–	(282)
Share-based compensation expense	850	7,977	2,143	16
Balance, end of year	$11,468	$7,977	$10,618	$58

The $7.4 million fair value of vested iOx options acquired in the SalvaRx Acquisition and the stock-based compensation expense for unvested options are included in non-controlling interest in the combined balance sheets as of March 31, 2021 and 2020.

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

As of March 31, 2019, the Board decided to discontinue the 2013 Option Plan and during the year ended March 31, 2021, 2,980 outstanding options issued under the plan expired unexercised and no options remained outstanding under the 2013 Option Plan.

On June 25, 2020, at the annual meeting of shareholders, the Company’s new incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Company's 2020 Stock Option Plan is a 10% rolling stock option plan under which the directors are authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units and dividend equivalent rights (the "2021 Equity Incentive Plan"). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of US$17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the board of directors vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director) vest 1/3 on each of the first three anniversaries of the date of grant.

Additionally, the Company granted 243,000 restricted stock units on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The restricted stock units vest on the date of grant but underlying shares cannot be sold until one of four conditions are met.  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 17. STOCK OPTION RESERVE (Cont’d)

In January 2019, iOx, a subsidiary of SalvaRx, was acquired by the Company as part of the SalvaRx Acquisition.  Accordingly, the 2,599 stock options to acquire common shares of iOx (the “Acquired Options”) with an exercise price of £120 ($152.84) per common share, outstanding under the iOx stock option plan (“iOx Option Plan”) have been acquired by the Company.  At the Acquisition Date, 1,643 of the stock options, with a fair value at the Acquisition Date of $7.4 million, are fully vested and recorded in non-controlling interest with a corresponding increase to goodwill (see Note 11, “Goodwill”).  Additionally, the fair value of the remaining 956 unvested stock options was $4.3 million and is being recorded as compensation expense over the remaining 3-year vesting period.  The Company incurred stock-based compensation expense of $0.9 million, $2.1 million and $1.1 million with respect to the iOx Option Plan in the years ended March 31, 2021, 2020, and 2019, respectively.

Following are the weighted average assumptions used in the calculation of the fair value of the vested and unvested options on the Acquisition Date, with respect to the iOx Option Plan:

Assumption	Vested Options	Unvested Options
Grant Date	November 28, 2016	April 17, 2018
Risk free interest rate	2.6%	2.6%
Expected dividend	Nil	Nil
Expected volatility	80%	80%
Expected life	1.3 years	3.2 years
Fair value of iOx stock	US$4,630.35	US$4,630.35

Following are the weighted average assumptions used in connection with the January 13, 2021 option grant, with respect to the Company’s 2021 Equity Incentive Plan:

Assumption	Vested Options	Unvested Options
Risk free interest rate	0.48%	0.48%
Expected dividend	Nil	Nil
Expected volatility	139%	144%
Expected life	5.5 years	6.0 years
Fair value of Portage stock	US$16.66	US$17.11

(b)	The movements in the number of options issued were:

	PBI 2021 Equity Incentive Plan		PBI 2013 Option Plan		iOx Option Plan (Subsidiary Plan)
	Years Ended March 31,		Years Ended March 31,		Years Ended March 31,
	2021	2020	2021	2020	2021	2020
Balance, beginning of year	–	–	2,980	5,959	2,599	2,599
Granted	868,000	–	–	–	–	–
Expired or forfeited	–	–	(2,980)	(2,979)	(675)	–
Balance, end of period	868,000	–	–	2,980	1,924	2,599
Exercisable, end of year	116,666	–	–	2,980	1,604	1,643

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 17. STOCK OPTION RESERVE (Cont’d)

(c)	Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI 2020 Option Plan		PBI 2013 Option Plan		iOx Option Plan (Subsidiary Plan)
	As of March 31,		As of March 31,		As of March 31,
	2021	2020	2021	2020	2021	2020
Weighted average exercise price	$17.75	$–	$–	$15.00	$165.20	$148.84
Weighted average remaining contractual life (in years)	9.79	–	–	1.72	0.95	1.63

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price on the date of the grants for all options outstanding as of March 31, 2021 and March 31, 2020.

The Company recorded $0.9 million, $2.2 million and $1.2 million of compensation expense related to the iOx stock option plans for the years ended March 31, 2021, 2020 and 2019, respectively.

NOTE 18. TAXATION

The Company is a British Virgin Island corporation. The Government of the British Virgin Islands does not, under existing legislation, impose any income or corporate tax on corporations.

PGL and iOx are subject to United Kingdom taxes ("UK Taxes"). Portage Services Ltd. is subject to taxes in Canada. Tax losses or potential tax credits for Portage Services Ltd. are insignificant.

iOx has research and development refundable credits of approximately $0.1 million and $0.5 million that have been recorded for the years ended March 31, 2021 and 2020, respectively, and are included in prepaid expenses and other receivables on the respective balance sheets.

The following is a reconciliation of the UK Taxes to the effective income tax rates for the years ended March 31, 2021 and 2020 ($ in thousands):

	2021	2020
Loss on ordinary activities before tax	$1,218	$2,409
Statutory UK income tax rate	19.0%	19.0%
Loss at statutory income tax rate	$231	$458
Change in deferred rate and true-up	–	(2,665)
Foreign currency effect on deferred tax liability	(2,542)	1,425
Other adjustments	96	–
Research and development credit	149	500
Losses (unrecognized)	(231)	(458)
Income tax (expense)	$(2,297)	$(740)

Research and development credit receivables of $649 and $500 were included in prepaid expenses and other receivables on the consolidated balance sheets as of March 31, 2021 and 2020, respectively.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 18. TAXATION (Cont'd)

The following is a reconciliation of financial statement loss to pre-tax loss subject to tax (in thousands):

	As of March 31, 2021			As of March 31, 2020
	BVI	Foreign	Total	BVI	Foreign	Total
Pre-tax (loss)	$(13,674)	$(1,218)	$(14,892)	(2,698)	(3,811)	(6,509)
Losses not subject to tax	13,674	–	13,674	2,698	–	2,698
Pre-tax (loss) subject to tax	$–	$(1,218)	$(1,218)	$–	(3,811)	(3,811)

As of March 31, 2021 and 2020, the Company's deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following (in thousands):

	2021	2020
Deferred tax assets:
Net operating loss	$1,689	$1,186
Deferred tax asset (unrecognized)	$1,689	$1,186

Deferred tax liabilities:
In process research and development	$24,050	$21,604
Deferred tax liability	$24,050	$21,604

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

iOx recorded research and development cash credits of approximately $0.1 million and $0.5 million that have been recorded for years ended March 31, 2021 and 2020, respectively.

As of March 31, 2021, 2020 and 2019, cumulative tax losses for iOx were approximately $7.3 million, $6.2 million and $2.1 million, respectively.

As of March 31, 2021 and 2020, iOx had a deferred tax liability of approximately $24.1 million and approximately $21.6 million, respectively.  On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx.  As the IPR&D process is in the UK, the deferred tax had been recorded at 17%, the rate applicable in the UK.  During the year ended March 31, 2020, the Company recorded a tax expense of $2.2 million, including $2.3 million to increase the deferred tax liability due to the increase in the UK tax rate to 19% in March 2020, $0.4 million of a return to provision adjustment and a decrease due to a refundable research and development credit of $0.5 million. As the deferred tax liability may be settled in the future in GBP, the Company increased the deferred tax liability by $2.4 million as of March 31, 2021 and decreased the deferred tax liability by $1.4 million as of March 31, 2020, respectively, to reflect the difference in exchange rates from period to period.

There is no expiration date for accumulated tax losses in the UK entities.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 19. (LOSS) PER SHARE

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

The following table reflects the loss and share data used in the basic and diluted EPS calculations (dollars in thousands, except per share amounts):

	Years Ended March 31,
	2021	2020	2019
Numerator
Net loss attributable to owners of the Company	$(15,833)	$(5,333)	$(2,635)
Denominator
Weighted average number of shares – Basic and Diluted	11,733	10,952	4,820
Basic and Diluted (loss) per share	$(1.35)	$(0.49)	$(0.55)

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

NOTE 20. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity’s achievement of certain agreed milestones. During the year ended March 31, 2019, the Company made a discretionary investment of €600,129 ($688,359) and on June 1, 2020, the Company made an additional discretionary investment of €800,000 ($1.0 million) investment towards the commitment. The remaining commitment was €100,000 as of March 31, 2021 (see Note 7, “Investment in Associate”).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 21. RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

On January 8, 2019, the Company acquired 100% of SalvaRx from SalvaRx Group plc.  in exchange for 8,050,701 ordinary shares of the Company for an aggregate consideration of US$92.6 million (see Note 10, “Acquisition and Business Combination”). Four of the six directors of the Company are also directors of SalvaRx Group plc.  The Company's CEO is also the CEO of SalvaRx and employees of the Company comprise the management team of SalvaRx.

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

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. One of the three directors on the Board of Directors of Stimunity is controlled by Portage (see Note 7, “Investment in Associate”).

(b)	iOx. Two of the five directorships on the Board of Directors of iOx is controlled by Portage. Additionally, Portage has an observer on the Board of iOx. The CEO of the Company is also the CEO of iOx, and the management team of the Company comprise the management team of iOx.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 21. RELATED PARTY TRANSACTIONS (Cont'd)

(c)	Saugatuck. One of the three directorships on the Board of Directors of Saugatuck is controlled by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck (see Note 10, “Acquisition and Business Combination”).

(d)	Intensity. One of the four directorships on the Board of Directors of Intensity is represented by Portage. Additionally, the CEO of the Company is an officer and employee of Intensity (see Note 9, “Investments in Private Companies”).

(e)	PGL. PPL holds 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL. The Company disposed of 100% of its interests in PPL and PGL on March 3, 2021 (see Note 8, “Disposition of PPL”).

The following are significant related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

(a)	Unsecured notes payable includes $200,000 notes issued to directors of the Company by PPL at March 31, 2020. The notes were settled as part of the PPL disposition (see Note 8, “Disposition of PPL”).

(b)	Interest expense includes $78,427, $226,018 and $225,400 interest incurred in the years ended March 31, 2021, 2020 and 2019, respectively, on notes issued to members of the Portage board of directors. The SalvaRx Notes were settled as of August 6, 2020 and, accordingly, no further interest expense was incurred. In connection with the settlement of the SalvaRx Notes, $692,045 of accrued interest and $805,000 of principal was paid to directors. The directors also exchanged an aggregate $2,415,000 of notes payable for SalvaRx warrants at a price of $6.64, which were exchanged for Portage warrants and converted to Portage stock on October 13, 2020 (see Note 14, “Unsecured Notes Payable”).

(c)	In January 2020, a board member of the Company advanced the Company $1.0 million, which was repaid in July 2020. There was no interest or fees associated with this advance.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s consolidated statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as of March 31, 2021 and March 31, 2020:

	As of March 31,
	2021		2020
(In thousands)	Amortized Cost	Fair Value through Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI

Financial assets
Cash and cash equivalents	$2,770	$–	$3,152	$–
Prepaid expenses and other receivables	$2,176	$–	$574	$–
Investments	$–	$9,144	$–	$8,702

	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$1,938	$–	$1,268	$–
Unsecured notes payable	$150	$–	$3,661	$–
Warrant liability	$–	$1,120	$–	$–

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

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

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

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

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on a quoted market price of $34.03 per share as of March 31, 2020 (Level 1). The investment was sold in August 2020.

Investment in Sentien: Fair value of the asset is determined by considering strategy changes by Sentien (Level 3).

Investment in Intensity: Fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors (Level 3).

Accrued equity issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Unsecured notes payable: The fair value is estimated using a Black Scholes model (Level 3) (see Note 14, Unsecured Notes Payable”).

Warrant Liability: The fair value is estimated using a Black Scholes model (Level 3) (see Note 15, “Warrant Liability”).

There have been no transfers between levels of the fair value hierarchy for the years ended March 31, 2021 and 2020.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the consolidated statements of financial position.

Cash. Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables. The Company was exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 5, “Prepaid Expenses and Other Receivables”), payable over the next four years. The installment note was repaid in full in July 2021 (see Note 25, “Events After the Balance Sheet Date”).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

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

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 25, “Events After the Balance Sheet Date,” for a discussion of the Company’s share offering.

NOTE 23. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued expenses of approximately $1.9 million as of March 31, 2021 (approximately $1.3 million as of March 31, 2020) and current assets of approximately $4.9 million as of March 31, 2021 (approximately $3.8 million as of March 31, 2020). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of March 31, 2021, shareholders’ equity attributable to the owners of the company was approximately $101.4 million (approximately $96.5 million as of March 31, 2020).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2021 and 2020.

See Note 25, “Events After the Balance Sheet Date,” for a discussion of the Company’s share offering.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2021 and 2020

NOTE 24. NON-CONTROLLING INTEREST

(In thousands)	PGL	SalvaRx	iOx	Saugatuck	Total

Balance as of April 1, 2019	$(31)	$2,451	$46,376	$87	$48,883
Fair value:
Stock-based compensation expense	–	–	2,143	–	2,143
Net loss attributable to non-controlling interest	(50)	–	(1,807)	(59)	(1,916)
Non-controlling interest as of March 31, 2020	(81)	2,451	46,712	28	49,110
Stock-based compensation expense	–	–	850	–	850
Exchange of SalvaRx warrants for PBI warrants in SalvaRx Notes settlement	–	(2,451)	–	–	(2,451)
Net income (loss) attributable to non-controlling interest	81	–	(1,389)	(48)	(1,356)
Non-controlling interest as of March 31, 2021	$–	$–	$46,173	$(20)	$46,153

NOTE 25. EVENTS AFTER THE BALANCE SHEET DATE

Share Offering

In April 2021, pursuant to a Registration Statement and Prospectus declared effective by the SEC on March 8, 2021 (discussed more fully in Note 1, “Nature of Operations”), the Company commenced its “at the market” offering and through June 7, 2021, had sold 90,888 shares generating net proceeds of approximately $2.6 million. Further, the Company initiated an offering pursuant to the Prospectus.

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021. The Company incurred offering expenses for the public offering of approximately $1.5 million, including approximately $1.4 million of management, underwriting and selling expenses. The Company will use net proceeds raised to fund its research and development activities and support operations.

Installment Note Receivable

The installment note receivable of approximately $0.034 million described in Note 5, “Prepaid Expenses and Other Receivables,” was repaid in full in July 2021.

(b)  EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit No.	Description of Exhibit
1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Form F-20 filed on July 31, 2017.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act - Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 17, 2020.

4(a).1	Controlled Equity OfferingSM Sales Agreement by and between Portage Biotech Inc. and Cantor Fitzgerald & Co., dated February 24, 2021 - Incorporated herein by reference to Exhibit 1.1 to Form F-3, filed February 24, 2021.

4(a).2	Underwriting Agreement, dated as of June 24, 2021 the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. - Incorporated herein by reference to Exhibit 1.1 to Form 6-K, filed on June 24, 2021.

4(c)(iv).1	2011 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c)(iv).2	2013 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c)(iv).3	2013 Option Plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

4(c)(iv).4*	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021.

8.1*	List of Subsidiaries.

11.1	Charter of Audit and Compensation Committee Regarding Compensation Matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.2	Charter of Audit and Compensation Committee Regarding Audit Matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.3	Code of Conduct - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Marcum LLP.

62

(b)  EXHIBITS (Cont’d)

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2021 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

_________________

* Filed herewith

63

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 29th day of July, 2021

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters
Title:	Chief Executive Officer

By:	/s/ Allan Shaw
Title:	Chief Financial Officer

64