Form 20-F/A
period 2021-03-31
PORTAGE BIOTECH INC.
filed 2022-03-04
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report.  Ordinary shares without par value –13,345,413 as at March 3, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

iii

EXPLANATORY NOTE

This Amendment on Form 20-F/A is being filed by Portage Biotech Inc. as Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended March 31, 2021, as filed with the Securities and Exchange Commission on July 29, 2021.

The amendment is to correct the opinion on page F-1, which incorrectly was expressed in respect of the two most recently completed fiscal years. The opinion expressed now covers the three most recently completed fiscal years.

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

FOR THE YEARS ENDED MARCH 31, 2021 AND 2020

(U.S. Dollars in thousands)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portage Biotech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Portage Biotech Inc. and subsidiaries (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

(b)  EXHIBITS

The following documents are filed as part of this Amendment No. 1 to the Annual Report on Form 20-F.

Exhibit No.	Description of Exhibit
1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum and Articles of Association - Incorporated herein by reference to Form F-20 filed on July 31, 2017.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act - Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 17, 2020.

4(a).1	Controlled Equity OfferingSM Sales Agreement by and between Portage Biotech Inc. and Cantor Fitzgerald & Co., dated February 24, 2021 - Incorporated herein by reference to Exhibit 1.1 to Form F-3, filed February 24, 2021.

4(a).2	Underwriting Agreement, dated as of June 24, 2021 the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. - Incorporated herein by reference to Exhibit 1.1 to Form 6-K, filed on June 24, 2021.

4(c)(iv).1	2011 Consultant Stock Compensation Plan - Incorporated herein by reference to Form S-8 filed on April 21, 2011.

4(c)(iv).2	2013 Stock Option Plan - Incorporated herein by reference to Form S-8 filed on December 19, 2013.

4(c)(iv).3	2013 Option Plan - Incorporated herein by reference to Form S-8 filed on March 17, 2015.

4(c)(iv).4**	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Form 20-F, filed on July 29, 2021.

8.1**	List of Subsidiaries - Incorporated herein by reference to Form 20-F filed on July 29, 2021.

11.1	Charter of Audit and Compensation Committee Regarding Compensation Matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.2	Charter of Audit and Compensation Committee Regarding Audit Matters - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

11.3	Code of Conduct - Incorporated herein by reference to Form F-20 filed on July 31, 2014.

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Marcum LLP.

(b)  EXHIBITS (Cont’d)

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2021 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

_________________

* Filed herewith

** Previously filed.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 3rd day of March, 2022

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters
Title:	Chief Executive Officer

By:	/s/ Allan Shaw
Title:	Chief Financial Officer