Form 20-F
period 2022-03-31
PORTAGE BIOTECH INC.
filed 2022-08-01
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110.
(Address of principal executive offices)

c/o Portage Development Services Inc., Ian Walters, 203.221.7378

61 Wilton Road, Westport, Connecticut 06880
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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report.  Ordinary shares without par value – 16,944,783 as at August 1, 2022

Indicate by check mark if the registrant is a well-known seasoned issuer, defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

iii

FORWARD LOOKING STATEMENTS

This annual report includes "forward looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe," "expects," "anticipates," "intends," "estimates" or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

●	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

●	clinical development of our product candidates, including the results of current and future clinical trials;

●	the benefits and risks of our product candidates as compared to others;

●	our maintenance and establishment of intellectual property rights in our product candidates;

●	our need for financing and our estimates regarding our capital requirements and future revenues and profitability;

●	our estimates of the size of the potential markets for our product candidates; and

●	our selection and licensing of product candidates.

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

Our business focus is that of being primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. We do not anticipate directly engaging in the post pharmaceutical development endeavors of manufacturing, marketing and distribution of our development products.

Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms “Portage Biotech Inc.,” “the Company,” “our Company,” “Portage,” “we,” “us” or “our” are used interchangeably in this Annual Report and mean Portage Biotech Inc. and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status

Portage Biotech Inc. is a British Virgin Islands (“BVI”) business company pursuant to the Certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2013. More than 50% of our ordinary shares were held by non-United States citizens and residents as of the last measurement date. A majority of our assets are located outside the United States. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our ordinary shares using this Form 20-F annual report format.

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

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2022, 2021 and 2020, and the Balance Sheet data as of March 31, 2022 and 2021 are derived from our audited Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected Operations Data for the years ended March 31, 2019 and 2018 and the Balance Sheet data as of March 31, 2020, 2019 and 2018 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY’S FINANCIAL STATEMENTS (U.S. DOLLARS)

Operating Data

Year ended March 31,	2022	2021	2020	2019	2018
	All amounts in 000'$ (except for per share amounts)
Net (loss) income before non-controlling interests	(19,169)	(17,189)	(7,249)	(3,594)	123,741
Net (loss) income attributable to owners of the Company	(16,870)	(15,833)	(5,333)	(2,635)	123,741
Working capital	24,049	1,738	1,226	4,757	7,489
Total assets	194,662	174,860	173,174	173,715	10,003
Capital stock	158,324	130,649	117,817	116,237	23,654
Warrants	33	1,120	–	–	–
Stock option reserves	16,928	7,977	58	324	267
Equity attributable to owners of the Company	121,205	101,449	96,531	99,674	9,619
Weighted average number of shares outstanding - Basic	13,060	11,733	10,952	4,820	2,678
Weighted average number of shares outstanding - Diluted	13,060	11,733	10,952	4,820	2,696
Net (loss) income per share - Basic	$(1.29)	$(1.35)	$(0.49)	$(0.55)	$46.21
Net (loss) income per share - Diluted	$(1.29)	$(1.35)	$(0.49)	$(0.55)	$45.90

1.	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the fiscal years 2022, 2021, 2020 and 2019.

2.	The per share data has been adjusted to reflect the reverse split of the ordinary shares effective June 5, 2020.

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

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in United States dollars. The Company's subsidiaries have transactions in Canadian dollars, British pounds sterling and the European Union (“EU”) euros. Currencies other than the United States dollar have been translated into United States dollars using rates available on Bank of Canada and the Bank of England websites.

On June 30, 2022, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was approximately US$1 = CDN$1.29, for the conversion of British pounds sterling into United States dollars was approximately US$1 = £0.82 and for the conversion of EU euros into United States dollars was approximately US$1 = €0.96.

The following table sets out the high and low exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for each of the last six months of the fiscal year.

Fiscal year 2022	October	November	December	January	February	March
Canadian Dollar
High	1.27	1.28	1.29	1.28	1.28	1.28
Low	1.23	1.24	1.26	1.25	1.27	1.25
British Pounds
High	0.74	0.75	0.76	0.75	0.75	0.77
Low	0.72	0.73	0.74	0.73	0.73	0.75
EU Euros
High	0.87	0.89	0.89	0.90	0.89	0.92
Low	0.86	0.86	0.88	0.87	0.87	0.90

The following table sets out the average exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for the five most recent financial years.

Year ended March 31,	2022	2021	2020	2019	2018
Average for the Fiscal Year
Canadian Dollar	1.25	1.32	1.33	1.31	1.28
British Pounds	0.73	0.77	0.79	0.76	0.75
EU Euros	0.86	0.86	0.90	0.86	0.86

(B)	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C)	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D)	RISK FACTORS

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company's future financial performance.

COVID-19, Ukraine and Inflation Risks Related to our Business

Government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

The jurisdictions in which we conduct our business have imposed mandates and regulations or suggested measures to counter the spread of the COVID-19 virus and control the level of the pandemic within its population and the economic activities of their respective economies. These collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and the population and economic response to the virus and the many different measures prompted by the pandemic.  The Company has been affected in a number of ways, such as the way in which it operates its headquarters operations, it deals with its scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business.  Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities.  To date, since we are mostly focused on the activities related to research and development, we have not experienced the larger adverse economics of a slowed economy; however, we do expect that time lines for our research and development, clinical trials, regulatory approvals and bringing our products to market will cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses will increase and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives.  Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to the Company.

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

The Company expects any impact of Ukrainian conflict to be general and not specific in terms of its operations.

Currently, we believe that the conflict between Ukraine and Russia does not have any direct impact on our operations, financial condition or financial reporting. We believe the conflict will have only a general impact on our operations in the same manner as it is having a general impact on all businesses that have their operations in North America and Western Europe resulting from international sanction and embargo regulations, possible shortages of goods and goods incorporating parts that may be supplied from the Ukraine or Russia, supply chain challenges, and the international and US domestic inflationary results of the conflict and government spending for and funding of our country’s response. As our operations are related only to drug development, we do not believe we will be targeted for cyber-attacks. We have no operations in the countries directly involved in the conflict or are specifically impacted by any of the sanctions and embargoes. We do not believe that the conflict will have any impact on our internal control over financial reporting or any of our other disclosure obligations. Other than general securities market trends, we do not have reason to believe that investors will evaluate the Company as having special risks or exposures related to the Ukrainian conflict.

The impact of changing economic conditions, including the effects of inflation, may adversely affect our business, financial condition, and results of operations.

The Company believes that inflation will have a general impact on the business in line with overall price increases, increases in the cost of borrowing, and operating in an inflationary economy. We expect that the government efforts to control the rate of inflation will have an impact on the Company through increased costs of operations and financing our business. A weakening of the economy in the United States, Canada, or Europe or of the global economy, including the more limited availability of credit, economic uncertainty, inflation, financial turmoil affecting the banking system or financial markets, increased unemployment rates, and other adverse economic or market conditions may adversely impact our business and operating results. We cannot predict the timing, strength, or duration of any inflationary period or economic slowdown or its ultimate impact on the Company. If the conditions in the general economy significantly deviate from present levels and continue to deteriorate, our business, financial condition, and results of operations could be adversely affected.

Risks Related to our Business

We have a history of operating losses and may never achieve profitability in the future.

Historically, we have generated only a limited amount of business income, notwithstanding a highly valued asset distribution to our shareholders of the Company share ownership of Biohaven.

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

Rapidly changing medical technology within the life sciences could make the product candidates that we are developing obsolete or less attractive to pursue.

The medical industry is characterized by rapid and significant medical technological and therapy changes, frequent new product candidates and product introductions and enhancements and evolving industry standards. Our future success will depend on our ability to continually develop and then improve the product candidates that we design and to develop and introduce new product candidates that address the evolving needs of the physicians and patients on a timely and cost-effective basis. Any new product candidates and products developed by us may not be accepted in the intended markets. Our inability to gain market acceptance of new products could harm our future operating results.

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

The timing of the commencement, continuation and completion of clinical trials have been, and may continue to be subject to significant delays relating to various causes, including:

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

In addition, we and our collaboration partners, as well as any third-party manufacturer, will be required to register such manufacturing facilities with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMPs requirements. We do not control the manufacturing process of our product candidates, and, other than with respect to our collaboration product candidates, we are dependent on our contract manufacturing partners for compliance with cGMP's regulations for manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fails to maintain regulatory compliance, our business, financial condition and results of operations may be harmed, and the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities can impose regulatory sanctions that range from a warning letter to withdrawal of approval to seeking product seizures, injunctions and, where appropriate, criminal prosecution.

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

We may face difficulty in enrolling patients in our clinical trials.

We may find it difficult to enroll patients in our clinical trials. The timing of our current and future clinical trials depends on the speed at which we can recruit patients to participate in testing our therapeutic candidates. If patients are unwilling to participate in our trial(s) because of negative publicity from adverse reactions or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed or prevented. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether. We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics to achieve sufficient diversity in a given trial in order to complete our clinical trials in a timely manner. If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business.

The outcome of clinical trials is uncertain and our clinical trials may fail to demonstrate adequately the safety and efficacy of a particular therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

There is a risk in any clinical trial that side effects from our therapeutic candidates will require a hold on, or termination of, our clinical program(s) or further adjustments to our clinical program(s) in order to progress our therapeutic candidates. We will need to demonstrate that the therapeutic candidates are safe, pure and potent for use in each target indication. The therapeutic candidate must demonstrate an acceptable risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors.

Our success will be dependent upon our corporate collaborations with third parties in connection with services we will need for the development, marketing and commercialization of our products.

The success of our business will be largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, regulatory approval and commercialization of our potential product candidates. We may not be able to find collaborative partners to support the future development, marketing and commercialization of our products, which may require us to undertake research and development and/or commercialization activities ourselves and may result in a material adverse effect on our business, financial condition, prospects and results of operations.

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

We will have future capital needs, and there are uncertainties as to our ability to raise additional funding.

Our current cash resources will not cover all of our operational costs and the needs of our subsidiaries to progress towards clinical trials.  Additional capital will be needed to test product candidate in human trials, obtain regulatory approvals and ultimately to commercialize such product candidates.

In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

●	we experience scientific progress sooner than expected in our future discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

●	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

●	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals, particularly in light of the current inflationary environment;

●	we are required to perform additional pre-clinical studies and clinical trials;

●	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

●	we elect to develop, acquire or license new technologies and products.

If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

One of our subsidiaries, iOx Therapeutics Ltd, which is shortly going to start clinical stage trials, has an agreement with University of Oxford under which some clinical trial costs are to be undertaken by the University of Oxford. This will reduce some of our related immediate cash requirements. iOx Therapeutics is also party to a Horizon 2020 grant consortium in which the EU partially funds the development work including human testing of a second product.  The Company will need a license and additional funding if it wishes to pursue this product further.

We may not be able to successfully identify, consummate or integrate acquisitions or to successfully manage the impacts of such transactions on our operations.

Part of our business strategy includes pursuing synergistic acquisitions. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) finding equity funding and incurring additional indebtedness; (iv) issuing additional equity which may have a dilutive effect on the capital of the Company, (v) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (vi) an increase in the scope and complexity of our operations; and (vii) the loss or reduction of control over certain of our assets.

The pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms or financing satisfactory to us. We will incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions.

We will be subject to risks associated with doing business globally.

As a pharmaceutical research and development company, our operations are likely to expand in the European Union and many other developed countries worldwide, we will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. These risks include foreign exchange fluctuations, exchange controls, capital controls, new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may adversely affect our research and development, reduce the demand for our potential products and reduce the prices that our potential customers will be willing to pay for our products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the United Kingdom (“U.K.”) Bribery Act, disruption or destruction of operations or changes to the Company's business position, regardless of cause, including pandemic, war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments or events, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

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

The loss of key personnel could have an adverse effect on our business.

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

The U.K.’s withdrawal from the EU, commonly referred to as Brexit, may have a negative effect on global economic conditions, financial markets and our business.

Brexit has created significant uncertainty concerning the future relationship between the U.K. and the EU. From a regulatory perspective, there is uncertainty about which laws and regulations will apply. A significant portion of the regulatory framework in the U.K. is derived from EU laws. However, it is unclear which EU laws the U.K. will decide to replace or replicate in connection with its withdrawal from the EU. In particular, the regulatory regime applicable to our operations, including with respect to the approval of our product candidates, may change, potentially significantly, and the impact on the process for obtaining or maintaining marketing authorization for pharmaceutical products manufactured or sold in the U.K. is otherwise unknown.

A basic requirement related to the grant of a marketing authorization for a medicinal product in the EU is the requirement that the applicant be established in the EU. Following withdrawal of the U.K. from the EU, marketing authorizations previously granted to applicants established in the U.K. through the centralized, mutual recognition or decentralized procedures may no longer be valid. Moreover, there is a risk that the scope of a marketing authorization for a medicinal product granted by the EU pursuant to the centralized procedure, or by the competent authorities of other EU member states through the decentralized or mutual recognition procedures, would not encompass the U.K. In that circumstance, a separate authorization granted by the U.K. competent authorities would be required to place medicinal products on the U.K. market.

In addition, the laws and regulations that will apply after the U.K. withdrawal from the EU may have implications for manufacturing sites that hold certifications issued by the U.K. competent authorities. Our ability to rely on these manufacturing sites for products intended for the EU market will depend on the post-withdrawal terms of the authorizing bodies and, potentially, on the ability to obtain relevant exemptions under EU law to supply the EU market with products manufactured at U.K. certified sites. There is also the risk that if batch release and quality control testing sites for our products are located only in the U.K., manufacturers will need to use sites in other EU member states. All of these changes, if they occur, could increase our costs and otherwise adversely affect our business.

Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal from the EU. These developments, or the perception that they could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, including by significantly reducing global market liquidity or restricting the ability of key market participants to operate in certain financial markets. In addition, currency exchange rates for the British pound and the Euro with respect to each other and to the U.S. dollar have already been negatively affected by Brexit. Should this foreign exchange volatility continue or be exacerbated by U.K.’s withdrawal from the EU, it could cause volatility in our quarterly financial results.

We have an office in Oxford, England which is focused on developing our products outside of the U.S. We do not know to what extent, or when, the U.K.’s withdrawal from the EU or any other future changes to membership in the EU will impact our business, particularly our ability to conduct international business from a base of operations in the U.K. The U.K. could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, possibly resulting in increased trade barriers, which could make doing business in Europe more difficult and/or costly. Moreover, in the U.S., tariffs on certain U.S. imports have recently been imposed, and the EU and other countries have responded with retaliatory tariffs on certain U.S. exports. We cannot predict what effects these and potential additional tariffs will have on our business, including in the context of escalating global trade and political tensions. However, these tariffs and other trade restrictions, whether resulting from the U.K.’s withdrawal from the EU or otherwise, could increase our cost of doing business, reduce our gross margins or otherwise negatively impact our financial results.

Risks Related to Ownership of our Shares

The issuance of Ordinary Shares upon the exercise of our outstanding options will dilute the ownership interest of existing shareholders and increase the number of shares eligible for future resale.

As of March 31, 2022, we have 378,740 vested restricted stock units outstanding, which are subject to certain restrictions and 33,888 warrants, which expire in October 2022 if unexercised. Additionally, as of March 31, 2022, we have an aggregate of 1,151,400 options to acquire ordinary shares outstanding. Since that date, we have granted an additional 50,000 options to acquire ordinary shares and issued 2,425,999 ordinary shares in connection with the acquisition of Tarus Therapeutics and in connection with the Tarus Therapeutics acquisition we may issue additional ordinary shares. Additionally, we issued 94,508 ordinary shares to Lincoln Park Capital Fund L.L.C. in consideration for entering into the $30 million committed share purchase agreement, described more fully below, and 4,222 ordinary shares to a service provider for services rendered. On July 18, 2022, we completed the iOx Share Exchange Agreement under which we exchanged 1,070,000 ordinary shares for the remaining minority interest of 21.68% of iOx. We intend to use our capital stock to reward and encourage our employees through the use of options and similar equity grants and to pursue acquisitions. Each of these issuances will have a dilutive effect on the ownership interest of the company held by existing shareholders. The additional shares that may be or are outstanding may have an adverse effect on the share price of our ordinary shares, especially if the market perceives that the shares are issued at less than their current or anticipated fair value.

Our principal shareholders and senior management own a significant percentage of our shares and are able to exert significant control over matters subject to shareholder approval.

As of August 1, 2022, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially own approximately 45.5% of our outstanding voting securities. As a result, these security holders have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder. In addition, this group of shareholders generally has the ability to control our management and business affairs and direction of the Company. Such control and concentration of ownership may affect the market price of our shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

We are currently a foreign private issuer, which may limit information about the Company and legal rights that you as an investor may desire and are different from those of a United States domestic reporting company.

We currently are a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act 1933, and, therefore, we are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K with the United States Securities and Exchange Commission (“SEC”). In addition, the proxy rules and Section 16 reporting and short-swing profit recapture rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Exchange Act and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs and the obligations of those affected by the short-swing rules.

Complex United States taxation rules apply to holders of our ordinary shares if we have too much passive income compared to ordinary income and we are considered a PFIC.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. We believe that we were a PFIC for our fiscal year ended March 31, 2018. In addition, we may have been a PFIC in prior years and may be a PFIC in the future. However, we do not believe we will be classified as PFIC for the fiscal year ended March 31, 2022 as a result of the acquisition of several immune-oncology related businesses as explained elsewhere in this report.

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

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our ordinary shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a "mark-to-market" election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a "qualified electing fund," or QEF, election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available. However, we made the information available for the fiscal years 2018 and 2019 to those shareholders who requested it, but we have not yet determined whether we can or will do so for our fiscal years ending March 31, 2020, 2021 and 2022 or for any other fiscal year.

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

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Business Companies Act (Revised Edition 2020, as amended) (the "BVI Act"), and the common law of the British Virgin Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under British Virgin Islands law are to a large extent governed by the BVI Act and common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands and from English common law, the decisions of whose courts are considered persuasive authority but are not binding on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedent in jurisdictions in the United States or Canada. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, British Virgin Islands companies may or may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will rely on certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer, and in accordance with Nasdaq Listing Rule 5615(a)(3), we will comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq.

British Virgin Islands law does not require that a majority of our board of directors consist of independent directors or that our board committees consist of entirely independent directors. Our board of directors and board committees, therefore, may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present. Also, British Virgin Islands law does not require the board of directors to have a nominating committee or compensation committee, and we do not plan on having such committees.

We also are exempt from the Nasdaq listing rules so as to follow the quorum rules for shareholder meetings under British Virgin Islands law. We also are exempt from the Nasdaq listing rules so as to not be required to obtain shareholder approval for certain issuance of securities, shareholder approval of share option plans and change of control transactions under the Nasdaq Listing Rule 5635.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer. In order to maintain our current status as a foreign private issuer, a majority of our outstanding ordinary shares must continue to be either directly or indirectly owned of record by non-residents of the United States. If a majority of our outstanding ordinary shares are instead held by U.S. residents, then in order to continue to maintain our foreign private issuer status, (i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets must not be located in the United States, and (iii) our business must be administered principally outside the United States.

Losing our status as a foreign private issuer would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We also will be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we would expect that a loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly. We also expect that if we will be required to comply with the rules and regulations applicable to U.S. domestic issuers, it will make it more difficult and expensive for us to obtain director and officer liability insurance; we may therefore be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

The Company now continues as a BVI business company incorporated under the BVI Act with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services, is located at 61 Wilton Road, Westport, CT 06880.

The Company currently is a foreign private issuer under the United States Securities and Exchange Commission (“SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol "PBT.U". On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is NASDAQ, the Company voluntarily delisted from the CSE on April 23, 2021.

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

On June 16, 2020, the Company closed a non-brokered private placement (the "Offering") for gross proceeds of US$6.98 million through the issuance of 698,145 ordinary shares (the "Ordinary Shares") at a price of US$10.00 per Ordinary Share. The proceeds from the offering have supported our product pipeline development/execution while enabling new opportunistic value creation.

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

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a price of $23.00 per share. This offering was pursuant to the shelf Registration Statement and was a portion of the total $200,000,000 of securities registered. The Company incurred offering expenses of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. The Company will use any proceeds raised to fund its research and development activities and support operations.

On July 6, 2022, the Company acquired Tarus Therapeutics, a private company, developing adenosine receptor antagonists, in exchange for 2,425,999 ordinary shares and the assumption of $3 million of liabilities. Additionally, payments of up to $32,000,000 in ordinary shares or cash will be triggered upon achievement of future development and sales milestones. As a result of the transaction, Portage acquired four best-in-class assets targeting different aspects of the adenosine pathway, and the Company believes it is now in a unique position to evaluate the role of adenosine in cancer and other diseases.

Also, on July 6, 2022, the Company entered into a committed share purchase agreement for up to $30 million with Lincoln Park Capital Fund, LLC (“LPC”), a Chicago-based institutional investor, providing financing flexibility to the Company. Under the terms of the purchase agreement, Portage will have the right at its sole discretion, but not the obligation, to sell to LPC up to $30 million worth of its ordinary shares over the 36-month term of the agreement based on the market prices prevailing at the time of each sale to LPC, subject to certain conditions. In consideration for entering into the agreement, LPC was issued 94,508 ordinary shares on July 6, 2022 valued at $0.9 million. This commitment helps support the incremental development costs for the adenosine programs, and also provides significant financial flexibility for advancement of the Company’s existing pipeline of immunotherapy treatments.

(B) BUSINESS OVERVIEW

Nature of Operations and Overview

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance. Including the Tarus Therapeutics acquisition, it currently manages 14 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

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

The charts below sets forth, only as of July 1, 2022, the current state of our immuno-oncology therapeutic candidates and programs.  The chart contains forward looking information and projections based on management’s current estimates. The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding the company, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

Additional programs in development

Portage's pipeline also includes antibodies, small molecules and protein therapeutics delivered by novel intratumoral formulations (PORT-1), nanolipogels (PORT-4), and virus-like particles (PORT-5)

PLATFORM	TECHNOLOGY	ASSET	INDICATION	STAGE
PORT-1*	Intratumoral Amphiphilic Solutions	INT230-6	Advanced Soft Tissue Sarcoma	Planned Phase 3
PORT-1	Intratumoral Amphiphilic Solutions	INT230-6	Early-stage Breast & Solid Tumors	Phase 2
PORT-1	Intratumoral Amphiphilic Solutions	INT230-6 + Keytruda®	Multiple Indications	Phase 2
PORT-1	Intratumoral Amphiphilic Solutions	INT230-6 & Yervoy®	Multiple Indications	Phase 2
PORT-4	Nanolipogel Co-Formulations (NGLs)	SAUG 1 (PD1 + VEGF TKI)	Solid Tumors	Pre-clinical
PORT-4	Nanolipogel Co-Formulations (NGLs)	SAUG2 (PD1 + CTLA4)	Solid Tumors	Pre-clinical
PORT-5	VLP-STING	STIM1 + approved agent	Solid Tumors	Pre-clinical

* Portage Biotech has an 8% economic interest in PORT-1 (INT230-6), which is being advanced in collaboration with Intensity Therapeutics.

Our Programs and Technology – Recent Developments

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

PORT-2 (IMM60)

PORT-2 is an iNKT cell activator/agonist formulated in a liposome with a 6-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in dendritic cell (DC) maturation and the priming of Ag-specific T and B cells. In August 2021, we dosed the first patient in the IMP-MEL PORT-2 clinical trial, a Phase ½ dose escalation and randomized expansion trial. We have completed the first dose escalating cohort and currently anticipate completing the second cohort before the end of Fiscal 2022. Initial data suggests PORT-2 demonstrates strong safety when administered as a monotherapy and the Company is moving toward enrollment in the combination safety evaluation with Keytruda. The Company received regulatory approval from the Medicines and Healthcare products Regulatory Agency in the United Kingdom and Research Ethics Board at Oxford University in December 2020. The PORT-2 study has 6 arms and is expected to enroll up to 100 patients with melanoma or non-small cell lung carcinoma (NSCLC) in order to evaluate safety and efficacy.

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

Preliminary Phase 1 data received to date suggests PORT-2 was well tolerated when administered as a monotherapy, with no severe or serious related adverse events. All possibly related adverse events were mild to moderate and did not limit dosing. This has enabled a plan to accelerate opening of the combination safety cohort with Keytruda, in parallel with the ongoing high dose monotherapy cohort. Biomarker data presented at the ASCO meeting in 2022 confirmed the mechanism of action, i.e., both activation of the innate and adaptive arms of the immune system. One of the 2 patients treated at the 3mg/m2 dose had a mixed response with several tumors showing >50% reduction in diameter indicating single agent activity. Detailed data will be submitted to congresses later this year.

With the enhanced management team, efficient organization, and financial resources obtained in 2021, Portage has decided to expand the PORT-2 study beyond the U.K. to accelerate clinical studies while addressing COVID-19 headwinds. The Company has hired a global clinical research organization (CRO-Parexel) and is preparing for regulatory submissions in other countries. By expanding the regions and sites contributing to the study, Portage will be enabled to accelerate enrollment in the planned Phase 2 portions of this trial.

PORT-3 (IMM65)

PORT-3 is a PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine. The first patient was dosed in 2021 and is continuing to enroll patients in the PRECIOUS Phase 1 study of PORT-3 in patients with solid tumors. The Phase 1 portion of the trial is expected to enroll 15 patients while the randomized Phase 2 portion is expected to enroll an additional 42 patients. The trial was having difficulty identifying tumors that expressed NY-ESO-1, so it was amended to include all solid tumors regardless of expressing to facilitate assessment of safety. The Horizon 2020 grant support ended in April 2022. This platform is designed to demonstrate proof of concept. The combination product has the ability to prime and boost an anti-tumor immune response. Our patent position extends to other known tumor antigens, and we are prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation. Notably, Portage received additional grant support from the Horizon 2020 program to explore next generation targeted nanoparticles. Preliminary safety data for repeat dosing of PORT-3, a nanoparticle co-formulation of PORT-2 and NY-ESO-1 immunogenic peptides developed for the treatment of NY-ESO-1 positive solid tumors, is also favorable.

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

There is substantial opportunity for potential expansion in the PD-1 market with PORT-2 and PORT-3. 70-80% of patients do not respond or have a limited response to existing monotherapies, such as PD-1 checkpoint inhibitors. Combinations can improve this but often come at the cost of significant additional toxicity. The market is saturated with 14 approved PD-1 antibodies, and every major pharma company competes in this space. With iNKT agonists upregulating expression of PD-L1, patient populations who are typically not good candidates for PD-1 antibodies due to their lack of or low expression of PD-L1 may be able to utilize PORT 2 or PORT-3 to sensitize tumors to PD-1 agents. Extending the use of PD-1 antibodies represents a significant upside for one of these companies competing for market share, should they choose to partner with Portage.

Adenosine Receptor Antagonist Platform

A critical mechanism of cancer immune evasion is the generation of high levels of immunosuppressive adenosine within the tumor microenvironment (TME). Research suggests that the TME has significantly elevated concentrations (100-500 fold) of extracellular adenosine. Engagement with adenosine receptors A2A and A2B triggers a dampening effect on the immune response, suppressing effector cell function and stabilizing immunosuppressive regulatory cells. Over-expression of the A2A and A2B receptors leads to poor prognosis in multiple cancers, including prostate cancer, colorectal cancer and lung adenocarcinoma, driven by a reduced ability to generate an immune response against the tumor.

These findings have made A2A and A2B high-priority targets for immunotherapeutic intervention. Portage is advancing four first-in-class adenosine inhibitors, which together represent a broad suite of adenosine-targeting approaches and will enable a comprehensive exploration of how targeting the adenosine pathway could improve response in multiple cancer and non-cancer indications:

PORT-6 (TT-10)

Adenosine receptor type 2A (A2A) inhibitor to treat A2A expressing solid tumors; PORT-6 is more potent, more durable and more selective than other clinical stage A2A agents.

PORT-7 (TT-4)

Adenosine receptor type 2B (A2B) inhibitor to treat solid tumors; PORT-7 has a very selective profile that focuses on A2B.

PORT-8 (TT-53)

Dual inhibitor of adenosine receptors 2A and 2B (A2A/A2B) to treat solid tumors; Portage has the ability to combine these 2 individually to titrate the levels of A2A and A2B or has the ability to give the dual inhibitor (PORT-08).

PORT-9 (TT-3)

An A2B inhibitor to treat colorectal and gastrointestinal cancers.

In preparation for entering clinical trials for the adenosine programs, Portage will conduct an examination of which solid tumor types have a high expression of receptors A2A and A2B and enrich for patients that have high expression and therefore have potential to benefit most from treatment. Portage has designed the TOAST-01 trial to evaluate the activity and safety of PORT-6 and PORT-7 alone and in combination. This trial will adapt over time and also include safety cohorts for these two agents with other immune activating agents including others from the Portage internal pipeline. Depending on the data, it can be expanded to evaluate either agent as monotherapy or a randomized comparison of either agent plus standard of care versus standard of care alone.

Other Programs in Development

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

PORT-1 (INT230-6)

Intensity is developing INT230-6 (we refer to as PORT-1) as a fixed dose formulation of cisplatin, vinblastine and a penetration enhancer being developed by our affiliate, Intensity Therapeutics, Inc.  In animal models, the drug is able to cure the majority of the animals, by a combination of direct killing of the cancer, and also a CD4 and CD8 T-cell response (Bloom et al).  Newly released interim safety and survival data from the Phase ½ IT-01 study presented at ASCO 2021 demonstrated that both INT230-6 (PORT-1) monotherapy and combination therapy with immune checkpoint drugs are well-tolerated. The proven mechanism of action includes direct tumor-killing effects, as well as responses generated in non-injected tumors (abscopal responses) resulting from antigen presentation and immune activation. PORT-1 is the first of Portage’s assets that entered the clinic and has demonstrated proof-of-concept in humans. The specific rapid local killing in the normal 3-dimensional environment inside the body we believe is critical for robust antigen presentation and immune activation.  Animal studies also showed synergy when combined with checkpoint inhibition (Bender et al, Bloom et al). The product has been dosed into 80 subjects in a Phase 1 and Phase 2 trial. This has shown proof of concept that the vast majority of the drug stays in the tumor, and a dose equivalent to 3x the approved dose of the cytotoxic agent was very well tolerated without the typical chemo side effects.  The most common adverse event related to the treatment was pain at the injection site.  As a result, PORT-1 has launched 9 phase 2 studies including 7 clinical collaborations with the two largest immuno-oncology drug manufacturers, BMS and Merck in combination with their respective checkpoints in high unmet need medical types (pancreatic, gall bladder, sarcoma, non-microsatellite unstable colorectal, etc.).  Intensity has also launched a randomized Phase 2 study of INT230-6 vs no treatment in early stage breast cancer (the INVINCIBLE Trial) and has expanded its collaboration efforts with the INVINCIBLE study, conducted by the Ottawa Hospital and the Ontario Institute for Cancer Research. Intensity made three presentations on INT230-6 at the American Society of Clinical Oncology Annual Meeting (ASCO) in June 2022 with clinical data suggesting INT230-6 has potential to prolong survival when compared to historical results.  An innovative window of opportunity trial in pre-surgical early stage breast cancer confirmed that one treatment with PORT-1, can result in near complete necrosis of breast tumors with an influx of key immune cells to process the dying tumor. It was remarkably safe and well tolerated. As a result of exciting preliminary data, Intensity has secured fast track regulatory status from the FDA for triple negative breast cancer.

PORT-4, Nanolipogel (NLG) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products. In order to have multiple proprietary agents with known mechanisms of action, we have licensed rights to create DNA aptamers for immune-oncology targets and the first one developed is a proprietary PD1 aptamer, which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The current level of funding is expected to support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers. The Company has conducted further research with the technology licensed from Yale University to co-deliver a PD1 blocking signal with a small molecule vascular endothelial growth factor inhibitor. We are looking to accelerate preclinical development of our PORT-4 platform, which may potentially increase the potency and improve the safety of numerous anti-cancer drugs through co-delivery of combination treatments to the tumor.

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) have shown proof of concept in animal models and are beginning to progress the lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  Our researchers have developed a way to administer the product systemically and does not require direct tumor injections.  PORT-5 STING platform provides distinct advantages over chemical intratumoral approaches by offering a potent immune priming and boosting pathway within a virus-like particle (VLP) to enable convenient systemic administration and traffic to the correct targets. This technology preferentially targets dendritic cells, which is differentiated from other chemical STING approaches.  The Company is progressing this project towards clinical trials as well as developing next generation compounds.  Given that this is a simple way to boost the immune response to any target, we are also pursuing a project to boost immune response to COVID and other pathogens. To that end, the team has received grant funding to study this technology with any COVID-19 vaccine to evaluate if it is possible to boost the immune response for immunocompromised or elderly patients. During April 2022, AACR show-cased PORT-5 preclinical data at a late-breaking session that shows that one or more targeted immunotherapy agents could be packaged within a virus-like particle to increase potency, while enabling a selective immune activation. Given the progress to date, the Company is preparing the product to be able to file an IND.

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

•	Portage is also initiating a collaboration with Dr. Robert Negrin and his team at Stanford University to evaluate the use of PORT-2 with iNKT cell therapies in animals. This work will evaluate if an agonist co-administered with expanded or transformed iNKT cells can further activate the transplanted and endogenous cells inside the patient. The Stanford collaboration will also study the impact iNKT agonists have on driving an adaptive immune response and correcting the suppressive tumor microenvironment.

•	Portage entered into a Cooperative Research and Development Agreement (“CRADA”) with the U.S. National Cancer Institute (“NCI”). Collaboration will advance preclinical and potential clinical development of STING agonists and anti-RAGE agents for cancer vaccines. The Company and NCI will develop agents to enhance the efficacy of proprietary cancer vaccines and mouse model cancer vaccines developed by the NCI. After the Tarus acquisition, the company has amended the CRADA to include exploration of the different adenosine compounds.

Our Business Model

Portage is a development organization that is structured to facilitate flexibility in financing and ease of partnering, licensing, and merger/acquisition of individual assets and or technology platforms. The structure consists of a holding company, Portage Biotech Inc. (Portage) and an operating company, Portage Development Services Inc. (“PDS”), which provide human resources and other services to each operating entity via shared services agreements. We believe that by centralizing these shared services, including all research and development operations, administrative services, and business development, and allocating employees and resources to each operating entity, we can (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

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

We incubate internal programs in our hub, leveraging PDS’s internal resources and network of service providers as needed to support our discovery, lead optimization, and IND-enabling efforts. When we decide to license from or collaborate with external parties, we establish distinct operating entities, to hold and advance those programs. This structure enables us to keep licensors economically incentivized at the program level through our ability to offer equity and access to potential cash milestones and royalty payments.

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

Nevertheless, we believe our strategic intent is sufficiently differentiated in that we are focusing on multiple aspects of resistance to current immunotherapies based on our experience at BMS developing Opdivo and Yervoy. The way we target certain pathways is first in class or best in class.  We believe one of our strengths beyond the experience of our officers and directors is our keen ability to understand what good looks like from the eyes of a pharma partner.  We have a broad understanding of the landscape that will come to market by the time our products are commercialized, what the needs are of our potential acquirers, how to package up our programs, who to speak to and when in respect to licensing.  We pair that with a gated and focus execution plans that is laser focused on value added experiments, the nature of which are pre-vetted with our potential partners. We also believe that our extensive collaborations within the research facilities of leading, world class universities and institutes, such as the Department of Investigative Medicine at University of Oxford, Stanford University, The National Cancer Institute, the Institut Curie, the Institut National de la Santé et de la Recherche Médicale, Yale University, Radboud University, and the Ludwig Institute for Cancer Research, Inc., among others, gives us an advantage in our research capabilities, as well as enable us to access and develop innovative technologies.  On top of that our relationships in academia, the private sector and network of talent is what makes this engine turn.

(C) ORGANIZATIONAL STRUCTURE

We currently have six diverse oncology technology platforms, the products of which have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.

At March 31, 2022, we had six members on the Board of Directors – Dr. Gregory Bailey, Mr. Steven Mintz, Dr. Ian Walters, Mr. James Mellon, Ms. Linda Kozick and Mr. Mark Simon. In connection with the acquisition of Tarus Therapeutics, Dr. Robert Glassman joined our Board of Directors on July 1, 2022. Dr. Bailey is our Chairman of the Board of Directors, Dr. Walters is Chief Executive Officer (CEO), and Mr. Allan Shaw is Chief Financial Officer (CFO).

A brief biodata of the key people in our organization is provided below.

Ian B. Walters, MD, MBA – Director and CEO

Ian B. Walters, M.D., M.B.A., is the Chief Executive Officer of Portage Biotech Inc. Over his 24-year career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through approval.

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

Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania. Ian is also a member of the board of directors of Enzo Biochem, Inc., a NASDAQ listed company, and BoKo Therapeutics. Ian is also the part-time CMO of Intensity Therapeutics, Inc.

Gregory Bailey MD – Chairman of the Board of Directors

Mr. Bailey is the Chair of the Company. Gregory Bailey is a co-founder and managing partner of MediqVentures. Previously he was a managing partner of Palantir Group, Inc., a merchant bank involved in a number of biotech company startups and financings. Palantir was also involved in acquiring intellectual property assets and founding companies around the IP.

Greg was the co-founder of Ascent Healthcare Solutions, VirnetX Inc. (VHC: AMEX), Portage Biotech Inc. (PTGEF: OTCBB) and DuraMedic Inc. He was the initial financier and an independent director of Medivation, Inc. (MDVN: NASDAQ), from 2005 to December 2012. Dr. Bailey served as the Managing Director and co-Head of Life Sciences at MDB Capital Group LLC from May 2004 to December 2006. Greg has served on the board of directors of multiple public companies. Current board positions include Biohaven, Agex, Manx Financial, and Portage.  He is also the CEO of Juvanescence. Mr. Bailey is also a Member of the Compensation Committee.

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

Since January 1997, he has been a self-employed financial consultant serving both private individuals and companies, as well as public companies in a variety of industries including mining, oil and gas, real estate and investment strategies. He is currently President of St. Germain Capital Corp., a private consulting and investment firm. He is also a principal and CFO of the Minkids Group, a family investment, and development company. Steven is currently a director of Pool Safe, Inc. (since December 2009), Everton Resources, Inc. (since May 2023) IM Cannabis (since April 2018, formerly Navasota Resources). Mr. Mintz is the Chair of the Audit Committee and a Member of the Compensation Committee.

Mr. James Mellon – Director

Jim Mellon is an author, entrepreneur and investor. He was one of the founders of Portage Biotech and is the co-author of five books, all written with a view toward identifying emerging thematic trends leading to investment opportunities. He is a founder and Executive Director of Agronomics Limited (LSE:ANIC), an investment vehicle for cellular agriculture and cultivated meat. He has a particular interest in longevity research and is currently the co-founder and chairman of anti-aging biopharma company Juvenescence. He is also a non-executive director of Condor Gold plc, the Executive Chairman of the Board of Manx Financial Group plc, Co-founder and Non-Executive Director of Bradda Head Lithium (LSE:BHL.L). He is also Co-founder and Chairman of Endurance RP. Mr. Mellon is a Member of the Audit and Nominating Committees.

Jim studied Philosophy, Politics & Economics at Oxford University.

Ms. Linda Kozick – Director

Linda M. Kozick has more than 25 years of experience in the biopharmaceutical industry, including 15 years of strategic commercial leadership in oncology with a focus in immuno-oncology. Prior to retiring she held leadership positions at Bristol Myers Squibb and was instrumental to Obdivo and Yervoy product management and portfolio strategy. In addition to Portage, she currently serves on the Board of Directors for RAPT Therapeutics, Inc. and Artiva Biotherapeutics. Ms. Kozick is the Chair of the Compensation Committee and a Member of the Nominating Committee.

Linda received her B.S. in Medical Technology and M.S. in Molecular Immunology from SUNY Upstate Medical Center, and her MBA from Chapman University.

Mr. Mark Simon – Director

Mark Simon has over 30 years advising experience for biotech and pharma companies as an investment banker and research analyst. He is the Co-founder and an advisor of Torreya Capital, LLC, a global investment bank serving companies in the life sciences industry. Before co-founding Torreya Capital, LLC, he was a Managing Director and the head of life sciences investment banking at Citigroup, where he covered global biopharmaceutical companies, and also served as a Managing Director and Senior Biotechnology Research Analyst at Robertson Stephens. Mark serves on the boards of Cabaletta Bio and several disease advocacy and philanthropic foundations. Mr. Simon is the Chair of the Nominating Committee and a Member of the Audit Committee.

Mark holds a B.A. in History from Columbia College and an MBA from Harvard Business School.

Robert Glassman, MD, PhD – Director

Dr. Robert Glassman brings more than 25 years of healthcare banking, venture investing and advisory experience, including as vice chair of Credit Suisse, Global Healthcare Banking and Venture Partner of Public Equity at OrbiMed. He previously served as clinical assistant professor at Weill Cornell Medicine and has also held academic positions at the Hospital University of Pennsylvania, Cornell and Rockefeller University. Robert holds an M.D. from Harvard Medical School and is a Board-certified hematologist-oncologist.

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

Brian Wiley – Chief Business Officer

Brian Wiley has nearly 30 years of experience in the biopharmaceutical industry, with over 25 years dedicated to oncology. His experience includes licensing deals, collaborations, M&A, both public and private financings and multiple product launches in oncology. He founded Boston BioConsulting, LLC, a consulting firm that specializes in corporate strategy, business development and pre-commercial planning for the biopharmaceutical industry. Additionally, he served as Chief Commercial Officer and Head of Business Development at NewLink Genetics and also served in various leadership and management roles at Celgene, Gloucester Pharmaceuticals, Millennium and Aventis.

Brian has a B.A. in Marketing from Pennsylvania State University.

(D) PROPERTY, PLANT AND EQUIPMENT

The company currently does not have any lease commitments.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(B)	OPERATING RESULTS (All Amounts in 000’$)

The following discussion should be read in conjunction with the Audited Financial Statements of the Company and notes thereto for the year ended March 31, 2022, contained elsewhere in this report.

Results of Operations

Year ended March 31,	2022	2021	2020
	in 000’$	in 000’$	in 000’$
Operating expenses	$(15,588)	$(12,440)	$(5,978)
Change in fair value of warrant liability	852	(790)	24
Share of (loss) income in associate accounted for using equity method	(62)	(490)	18
(Loss) on equity issued at a discount	–	(1,256)	–
(Loss) on extinguishment of notes payable	–	(223)	(33)
Gain on sale of marketable equity securities	–	72	–
Gain on disposition of subsidiaries	–	412	–
Foreign exchange transaction gain	24	–	6
Interest (expense), net	(43)	(177)	(546)
Loss before provision for income taxes	(14,817)	(14,892)	(6,509)
Income tax expense	(4,352)	(2,297)	(740)
Net loss	(19,169)	(17,189)	(7,249)
Other comprehensive income (loss)
Net unrealized gain on investments	–	–	876
Total comprehensive loss for year	$(19,169)	$(17,189)	$(6,373)

Comprehensive loss attributable to:
Owners of the Company	$(16,870)	$(15,833)	$(4,457)
Non-controlling interest	(2,299)	(1,356)	(1,916)
Total comprehensive loss for year	$(19,169)	$(17,189)	$(6,373)

Overview

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance. Including the Tarus Therapeutics acquisition, it currently manages 14 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

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

The Company generally operates through wholly owned, partially owned and controlled subsidiary and affiliated companies, and believes it is not subject to the regulation of the Investment Company Act of 1940, as amended (“40 Act”), based on the definition of investment companies. Notwithstanding that, as the Company primarily operates within the biomedical industry as a research and development business, the Company believes that it is also able to take advantage of the non-exclusive safe harbor of Rule 3a-8 promulgated under the 40 Act so as not to be characterized as an investment company. The Company has adopted a capital preservation policy referenced in that rule.

Results of Operations for Fiscal 2022 Compared to Fiscal 2021

The Company generated a net loss and comprehensive loss of approximately $19.2 million during the year ended March 31, 2022 (“Fiscal 2022”), compared to a net loss and comprehensive loss of approximately $17.2 million during the year ended March 31, 2021 (“Fiscal 2021”), an increase in loss of $2.0 million year over year. Operating expenses, which include research and development and general and administrative expenses, were $15.6 million in Fiscal 2022, compared to $12.4 million in Fiscal 2021, an increase of $3.2 million, which is discussed more fully below. Operating expenses included $9.1 million of non-cash share-based compensation expense in Fiscal 2022, compared to $8.8 million in Fiscal 2021.

The Company’s other items of income and expense were substantially non-cash in nature and were approximately $0.8 million net income in Fiscal 2022, compared to approximately $2.5 million net loss in Fiscal 2021, a change in other items of income and expense of approximately $3.3 million, year over year. The primary reasons for the year over year difference in other items of income and expense was:

•	the change in the fair value of outstanding warrants of $1.6 million, from a loss of $0.8 million in Fiscal 2021 to income of $0.8 million in Fiscal 2022, as calculated under the Black-Scholes model;
•	the change in the Company’s share of an associate accounted for under the equity method of $0.4 million, from a loss of $0.5 million in Fiscal 2021 to a loss of $0.1 million in Fiscal 2022;
•	the loss on equity issued at a discount with respect to the settlement of the SalvaRx notes of $1.3 million representing the difference between the fair value of the shares in Fiscal 2021 and the warrant exercise price;
•	the loss on the extinguishment of the SalvaRx notes of $0.2 million in Fiscal 2021;
•	a non-cash gain relating to the settlement of related liabilities on the disposition of Portage Pharmaceuticals Ltd. (“PPL”) of $0.4 million, of which $0.2 million was recorded in operations in Fiscal 2021; and
•	the decrease in interest expense of $0.2 million due to the settlement of the SalvaRx Notes in the prior year period, which were not outstanding in the current year period.

Additionally, the Company reflected a net deferred income tax expense of $4.4 million in Fiscal 2022, compared to a net deferred income tax expense of $2.3 million in Fiscal 2021. The principal reason for the change was a $5.5 million increase attributable to an increase in the U.K. income tax rate, net of the recognition of deferred tax assets previously unrecognized. This was further offset by a $1.1 million benefit due to the foreign currency effect on deferred tax liability balance settleable in Great British pounds. The Fiscal 2021 net deferred income tax expense was attributable to the foreign currency effect on the deferred tax liability balance settleable in Great British pounds, which was partially offset by recoverable research and development tax credits.

Other comprehensive loss was $17.7 million in Fiscal 2022, compared to $17.2 million in Fiscal 2021.

Results of Operations for Fiscal 2021 Compared to Fiscal 2020

The Company generated a net loss and comprehensive loss of $17.2 million in Fiscal 2021, compared to a net loss of $7.2 million and comprehensive loss of $6.4 million during the year ended March 31, 2020 (“Fiscal 2020”), an increase in loss of $10.0 million and $10.8 million, respectively, year over year. Operating expenses, which include research and development and general and administrative expenses, were $12.4 million in Fiscal 2021, compared to $6.0 million in Fiscal 2020, an increase of $6.4 million, which is discussed more fully below. Operating expenses included $8.8 million of non-cash share-based compensation expense in Fiscal 2021, compared to $2.1 million in Fiscal 2020.

The Company’s other items of income and expense were substantially non-operating in nature, and were $2.5 million net expense in Fiscal 2021, compared to $0.5 million net expense in Fiscal 2020. $2.0 million of the net expense in Fiscal 2021 was non-cash. Other items of income and expense included:

•	a loss on equity issued at a discount of $1.3 million in Fiscal 2021, representing the difference between the market price and the contractual exercise price, relating to the settlement of the SalvaRx Notes and warrants;
•	a loss from an associate accounted for under the equity method of $0.5 million, compared to a small gain in Fiscal 2020;
•	a loss of $0.8 million representing the change in the fair value of the warrants issued with respect to the SalvaRx settlement;
•	a non-cash gain relating to the settlement of related liabilities on the disposition of Portage Pharmaceuticals Ltd. (“PPL”) of $0.4 million, of which $0.2 million was recorded in operations in Fiscal 2021; and
•	interest expense of $0.2 million is Fiscal 2021, compared to $0.6 million in Fiscal 2020 due to the settlement of the SalvaRx Notes. The Company also recorded a loss of $0.2 million on the early extinguishment of the SalvaRx Notes in Fiscal 2021.

Additionally, the Company reflected a net income tax provision of $2.3 million in Fiscal 2021, primarily due to the foreign currency effect on deferred tax liability, which was partially offset by recoverable research and development tax credits, compared to a net income tax provision of $0.7 million in Fiscal 2020, primarily attributable to a change in corporation tax rates in the U.K., which was partially offset by the foreign currency effect on deferred tax liability and recoverable research and development tax credits.

Other comprehensive loss was $17.2 million in Fiscal 2021, compared to $6.4 million in Fiscal 2020. Fiscal 2020 was positively impacted by net unrealized gain on investments of $0.8 million.

Operating Expenses

The overall analysis of the operating expenses (in 000’$) is as follows:

Years ended March 31,	2022	2021	2020

Research and development	$6,769	$7,312	$4,108
General and administrative expenses	8,819	5,128	1,870
Total operating expenses	$15,588	$12,440	$5,978

Research and Development Costs

Fiscal 2022

Research & development (“R&D”) costs decreased by approximately $0.5 million, or approximately 7%, from approximately $7.3 million in Fiscal 2021, to approximately $6.8 million in Fiscal 2022. Fiscal 2021 R&D costs were reduced by the receipt of a $0.6 million legal settlement in respect of some product development costs; accordingly, normalized expenses decreased $1.1 million year over year. The decrease was primarily attributable to non-cash share-based compensation expense associated with grants made under the Amended and Restated 2021 Equity Incentive Plan of $0.7 million and a decrease in iOx related share-based compensation expense of $0.5 million, a decrease of $0.5 million in other R&D costs relating to outside services and a decrease of $0.4 million in other R&D costs relating to services and storage, partially offset by a year over year increase in compensation of $1.0 million for employees / consultants involved in research and development activities.

Fiscal 2021

R&D costs increased by $3.2 million, or approximately 78%, from $4.1 million in Fiscal 2020, to $7.3 million in Fiscal 2021. The increase was attributable to non-cash share-based compensation expense associated with grants made under the 2021 Equity Incentive Plan of $5.1 million, partially offset by a decrease in iOx related share-based compensation expense of $0.8 million. Additionally, Fiscal 2021 was impacted by the receipt of a $0.6 million cash settlement for a legal dispute the Company had with a vendor while developing one of its products, as well as a general slow down in expenditures resulting from the pandemic.

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

General and Administrative Expenses

Fiscal 2022

General and administrative (“G&A”) expenses increased by approximately $3.7 million, or approximately 73%, from approximately $5.1 million in Fiscal 2021, to approximately $8.8 million in Fiscal 2022. The principal reason for the increase was the $1.6 million of non-cash share-based compensation expense associated with the Company’s Amended and Restated 2021 Equity Incentive Plan, of which $2.4 million is associated with Directors’ compensation and $0.8 million is associated with the new grants issued in January and February 2022, which was partially offset by a decrease of $1.6 million associated with management compensation; and a decrease in iOx related share-based compensation expense of $0.1 million. Additionally, the Company incurred an increase of $1.0 million in professional fees relating to initiatives associated with a corporate restructuring and public relations / business development. Finally, D&O insurance premiums increased $1.4 million in the current year period due to market rate increases in the cost of coverage, partially offset by a decrease in office and general expenses of $0.2 million, attributable to investor related expense.

Fiscal 2021

General and administrative (“G&A”) expenses increased by $3.2 million, from $1.9 million in Fiscal 2020, to $5.1 million in Fiscal 2021. The principal reason for the increase was the $2.8 million of non-cash share-based compensation expense associated with the Company’s 2021 Equity Incentive Plan in Fiscal 2021. No share-based compensation expense under the 2021 Equity Incentive Plan was incurred in Fiscal 2020. Additionally, the Company incurred approximately $0.2 million relating to initiatives associated with a corporate restructuring and public relations / business development.

Fiscal 2020

G&A expenses increased by approximately $1.0 million to $1.87 million in Fiscal 2020 relative to $857,000 in Fiscal 2019.  The increase is attributable to the audit expenses as well as incurring a full year of operating costs related to the SalvaRx acquisition.

(B) LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Portage filed a shelf registration statement and prospectus with the Securities and Exchange Commission (“SEC”) under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The specific terms of any securities to be offered pursuant to the base prospectus are specified in the sales agreement prospectus. The Registration Statement currently includes:

•	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a sales agreement supplemental prospectus covering the offer, issuance and sale by us in an “at the market” offering of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares that may be issued and sold from time to time under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent; and
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald.

The sales agreement with Cantor Fitzgerald permits the Company to sell in an at the market offering up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus, and if no shares are sold under the sales agreement, the full $50,000,000 of securities may be sold in other offerings pursuant to the base prospectus.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed the sale of 1,150,000 ordinary shares, including the underwriters’ overallotment, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021. Management believes the funds generated, along with existing cash and cash equivalents, will be sufficient to fund the Company’s research and development activities, as well as the expansion of its operating infrastructure and achievement of numerous developmental milestones.

On July 6, 2022 (the “Signing Date”), the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln”), pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Purchase Agreement, Lincoln will be obligated to purchase ordinary shares in three different scenarios as described below.

•	Regular Purchase – At any time after the Closing Date (as defined below) and provided that the closing sale price of the ordinary shares is not less than $0.25 per share, from time to time on any business day selected by the Company (the “Purchase Date”), the Company shall have the right, but not the obligation, to require Lincoln to purchase up to 30,000 ordinary shares (the “Regular Purchase Amount”) at the Purchase Price (as defined below) per purchase notice (each such purchase, a “Regular Purchase”). Lincoln’s committed obligation under each Regular Purchase shall not exceed $1,500,000; provided, that the parties may mutually agree at any time to increase the dollar amount of any Regular Purchase on any Purchase Date above and beyond the forgoing amounts that Lincoln is committed to purchase. The purchase price for Regular Purchases (the “Purchase Price”) shall be equal to the lesser of: (i) the lowest sale price of the ordinary shares during the Purchase Date, and (ii) the average of the three (3) lowest closing sale prices of the ordinary shares during the ten (10) business days prior to the Purchase Date. The Company shall have the right to submit a Regular Purchase notice to Lincoln as often as every business day. “Closing Date” shall mean the date that customary conditions to closing have been satisfied, including that the Company’s shelf registration statement for the ordinary shares to be issued pursuant to the Purchase Agreement is effective and available for use and any listing application and/or exchange approvals, to the extent applicable, have been approved.

•	Accelerated Purchase – In addition to Regular Purchases and provided that the Company has directed a Regular Purchase in full, the Company in its sole discretion may require Lincoln on each Purchase Date to purchase on the following business day (“Accelerated Purchase Date”) up to the lesser of (i) three (3) times the number of shares purchased pursuant to such Regular Purchase, and (ii) 25% of the trading volume on the Accelerated Purchase Date at a purchase price equal to the lesser of 97% of (i) the closing sale price on the Accelerated Purchase Date, and (ii) the Accelerated Purchase Date’s volume weighted average price (the “Accelerate Purchase Price”). The parties may mutually agree to increase the number of ordinary shares sold to Lincoln on any Accelerated Purchase Date at the Accelerated Purchase Price. The Company shall have the right in its sole discretion to set a minimum price threshold for each Accelerated Purchase in the notice provided with respect to such Accelerated Purchase and the Company may direct multiple Accelerated Purchases in a day; provided, that delivery of ordinary shares has been completed with respect to any prior Regular and Accelerated Purchases Lincoln has purchased.

•	Tranche Purchase – In addition to Regular Purchases and Accelerated Purchases and provided that the closing price of the ordinary shares is not below $0.25, at any time beginning five (5) business days from the Closing Date, the Company shall have the option to require Lincoln to purchase up to $3,000,000 in separate purchases of up to $1,000,000 for each purchase (the “Tranche Purchases”, and with Regular Purchases and Accelerated Purchases, the “Committed Purchases”). The purchase price for each Tranche Purchase shall be equal to 90% of the Purchase Price. The Company may deliver notice to Lincoln for a Tranche Purchase so long as at least twenty (20) business days have passed since any Tranche Purchase was completed.

Upon execution of the Purchase Agreement, The Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. The Company has the right to terminate the Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Purchase Agreement.

Committed Purchases shall be suspended if any of the following occur: (i) the shelf registration statement is not available for the sale of all of the ordinary shares issued pursuant to the Purchase Agreement for ten (10) consecutive trading days or for a total of thirty (30) trading days out of the preceding 365 days; (ii) the ordinary shares cease to be DTC authorized and participating in the D.W.A.C./F.A.S.T. systems; (iii) suspension of the ordinary shares from trading for one (1) trading day; (iv) any breach of the representations and warranties or covenants contained in any related agreements with Lincoln which has or which could have a material adverse effect on the Company, Lincoln or the value of the ordinary shares, subject to reasonable cure periods to be agreed upon for curable breaches of covenants; (v) if the Company is listed on a national exchange or market (excluding the OTC Markets, OTC Bulletin Board or comparable market), at any time prior to shareholder approval of the Purchase Agreement more than 19.99% of the Company’s aggregate ordinary shares, determined as of the Signing Date, would be issuable to Lincoln in violation of the principal securities exchange or market rules; (vi) if the Ordinary shares cease to be eligible for trading on the NASDAQ Capital Market, the Company’s principal market, and is not immediately thereafter trading on the NASDAQ Global Select Market, the NASDAQ Global Market, the NYSE, the NYSE American, or the OTC Markets; or (vii) the Company’s insolvency or the Company’s participation or threatened participation in insolvency or bankruptcy proceedings by or against the Company. The Committed Purchases may resume following the resolution of any of these events.

The Purchase Agreement does not impose any financial or business covenants on the Company and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three (3) year anniversary of the Signing Date, excluding, however, an At-The-Market (ATM) transaction with a registered broker-dealer.

In connection with the Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 6, 2022. Pursuant to the Registration Rights Agreement, the Company agreed, that within the time required under Rule 424(b) under the Securities Act, it will file with the SEC the Initial Prospectus Supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Purchase Agreement. All reasonable expenses of the Company incurred through the registration of the ordinary shares under the Purchase Agreement shall be paid by the Company.

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

As of March 31, 2022, the Company had cash and cash equivalents of approximately $23.4 million and total current liabilities of approximately $0.8 million (inclusive of approximately $0.03 million warrant liability settleable on a non-cash basis). For the year ended March 31, 2022, the Company is reporting a net loss of approximately $19.2 million and cash used in operating activities of approximately $6.8 million. As of June 30, 2022, the Company had approximately $21.0 million of cash and cash equivalents on hand.

During the quarter ended June 30, 2021, the Company made an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. The Company believes it has working capital funds sufficient to fund operations through at least August 2023.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities and would expect to enter the capital markets when additional funding is required.

Operating Cash Flow

During Fiscal 2022, the Company used cash of approximately $6.8 million to fund operating activities, which was provided by the Company’s existing cash and the “at the market” offering and public offering, described above.

During Fiscal 2021, the Company used cash of approximately $4.3 million to fund operating activities, which was funded by the Company’s existing cash and net proceeds from a private placement that closed in June 2020 of approximately $6.7 million.

During Fiscal 2020, the Company used cash of approximately $3.7 million to fund operating activities, which was met from the Company’s existing cash.

The Company’s continuing operations are dependent upon any one of:

1.    the development and identification of economically recoverable medical solutions;

2.    the ability of the Company to obtain the necessary financing to complete the research; or

3.    future profitable production from or proceeds from the disposition of intellectual property.

The Company has incurred substantial operating losses since inception due to significant research and development spending and corporate overhead and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2022, the Company had cash of approximately $23.4 million, working capital of approximately $24.0 million (approximately $24.1 million adjusted for the warrant liability settleable on a non-cash basis) and an accumulated deficit of approximately $55.0 million.  The Company has funded its operations from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company’s operations or ability to enter into certain transactions.

On July 1, 2022, the Company, its wholly-owned subsidiary, Tarus Acquisition Inc., and Tarus Therapeutics, Inc., a Delaware Corporation advancing adenosine receptor agonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into a wholly-owned subsidiary of the Company with the surviving entity renamed Tarus Therapeutics, LLC.

As consideration for Tarus, the Company issued to Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18M divided by the 60-day Volume Weighted Average Price per share. The shares are unregistered and subject to lock-ups for terms ranging from six to twelve months. Additionally, payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	The Company also assumed $2M short-term debt held by Tarus and deferred license milestones obligations ($1M plus interest), for an aggregate of $3M in liabilities.

•	Upon enrolling the first patient in a Phase 2 clinical trial, Portage will pay an additional one-time payment of $15M. Payment will be in the form of cash or PRTG stock (at the discretion of Portage).

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a Convertible Note with a maturity date of September 1, 2023 (the “Maturity Date”). The Convertible Note provides for interest at 7% per annum. The Convertible Note is automatically converted upon Stimunity commencing a Series A subscription round for €20 million. If such Subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Convertible Note at the subscription share price less 15%. Additionally, if subscribers create a new category of shares with additional rights of less than €5 million (the “Minimum Raise”), the Company will have the right to convert the Convertible Note and historical shares owned into the new category of shares. In the event that Stimunity does not close a subscription prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert at €363.00 per share or the raise price less 15%, whichever is lower. The Convertible Note is expected to be funded by September 1, 2022.

It is anticipated that such Convertible Note will be funded by existing cash and cash provided under the ELOC.

Investing Cash Flows

Fiscal 2022

During Fiscal 2022, the Company did not use any cash for investing activities.

Fiscal 2021

During Fiscal 2021, the Company used ($0.9 million) in investing activities. The Company invested $1.0 million in Stimunity, based upon the achievement of certain agreed milestones, which increased the Company’s interest in Stimunity to 44%, which was partially offset by $0.1 million proceeds from the sales of its remaining interest in Biohaven.

Fiscal 2020

During Fiscal 2020, there were no investing cash flow activities. Non-cash investing activities included Portage paid $1.3 million consideration through the issuance of 129,806 common shares to acquire 288,458 shares of the private company, Intensity. This transaction increased Portage’s ownership to 1,288,458 shares of Intensity (approximately 10.0% of the then outstanding shares of Intensity).

Financing Cash Flows

Fiscal 2022

During Fiscal 2022, the Company generated net cash from financing activities of $27.3 million, compared to $4.8 million during Fiscal 2021.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). Further, the Company initiated an offering pursuant to the Prospectus. On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

On June 16, 2020, the Company completed a private placement offering of 698,145 restricted ordinary shares at a price of $10 per share for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares for $2,150,000. The Company incurred offering costs of $248,000 in connection with the private placement.

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

(E) OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2022 and 2021, the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

(F) CONTRACTUAL OBLIGATIONS

None.

(G) SAFE HARBOUR

Not applicable.

(H) HOME COUNTRY PRACTICE LETTER DISCLOSURE

We are incorporated under the BVI Act. Our ordinary shares are registered with the SEC and are listed on the Nasdaq Capital Market. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, the securities laws and regulations of the United States and the listing requirements of the Nasdaq Marketplace Rules.

Under Rule 5615 of the Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rules. We follow the exemptions provide under the Nasdaq Marketplace Rules as described below.

British Virgin Islands law does not require that a majority of our board of directors consist of independent directors or that our board committees consist of entirely independent directors. Our board of directors and board committees, therefore, may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present. Also, British Virgin Islands law does not require the board of directors to have a nominating committee or compensation committee, but we do plan on having such committees.

We also are exempt from the Nasdaq listing rules so as to follow the quorum rules for shareholder meetings under British Virgin Islands law. We also are exempt from the Nasdaq listing rules so as to not be required to obtain shareholder approval for certain issuance of securities, shareholder approval of share option plans and change of control transactions under the Nasdaq Listing Rule 5635.

As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934. The Company solicits proxies in accordance with applicable rules and regulations in British Virgin Islands.

ITEM 6 – DIRECTORS AND SENIOR MANAGEMENT

(A) DIRECTORS AND SENIOR MANAGEMENT

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Company, as of the date of this report, and the month and year in which they became directors or officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, U.K. Chairman of the Board of Directors	June 4, 2013	See section 4 (C) of this report
Mr. Steven Mintz (3) Ontario, Canada Director	April 6, 2016	See section 4 (C) of this report
Mr. James Mellon (4) Isle of Man Director	February 15, 2022	See section 4 (C) of this report
Ms. Linda M. Kozick (6) Florida, USA Director	February 15, 2022	See section 4 (C) of this report
Mr. Mark Simon (5) New Jersey, USA Director	February 15, 2022	See section 4 (C) of this report
Dr. Declan Doogan (7) Florida, USA Former Director Chief Executive Officer until April 30, 2019	June 4, 2013	See section 4 (C) of this report
Mr. Kam Shah (7) Ontario, Canada Former Director Chief Financial Officer until March 31, 2020	January 3, 1999	See section 4 (C) of this report
Dr. Ian Walters Connecticut, USA Chief Executive Officer effective May 1, 2019 and Director	August 1, 2016	See section 4 (C) of this report
Mr. Allan Shaw New York, USA Chief Financial Officer	May 12, 2020	See section 4 (C) of this report
Mr. Robert Kramer (8) Utah, USA Chief Scientific Officer	January 8, 2019	See section 4 (C) of this report
Mr. Steven Innaimo (8) Connecticut, USA Vice President of Project Management & Operations	January 8, 2019	See section 4 (C) of this report
Mr. Brian Wiley Massachusetts, USA Chief Business Officer	February 15, 2022	See section 4 (C) of this report
Dr. Robert Glassman (9) New Jersey, USA Director	July 1, 2022	See section 4 (C) of this report

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Chair of the Company and Member of the Compensation Committee.
(3)	Chair of the Audit Committee and Member of the Compensation Committee.
(4)	Member of the Audit and Nominating Committees.
(5)	Chair of the Nominating Committee and Member of the Audit Committee.
(6)	Chair of the Compensation Committee and Member of the Nominating Committee.
(7)	Dr. Doogan and Mr. Shah resigned from the Board effective February 15, 2022.
(8)	Reflects the date of the SalvaRx acquisition by the Company. Prior to that, this individual was contracted by SalvaRx Limited.
(9)	Dr. Glassman joined the Board of Directors on July 1, 2022 in connection with the Tarus Therapeutics transaction.

Family Relationships

There are no family relationships between or among the directors and executive officers.

Other Relationships

There are no arrangements or understandings between or among any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or as members of senior management.

Board Diversity Matrix of Portage Biotech Inc.

The below chart is intended to disclose, to the extent legally permitted, the board of director diversity of Portage Biotech Inc., pursuant to Rule 5606(f) of the NASDAQ listing rules.

Board Diversity Matrix (As of August 1, 2022)
Country of Principal Executive Offices:	British Virgin Islands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	–	–
Part II: Demographic Background
Under-represented person in Home Country	–
LGBTQ+	–
Did not Disclose Demographic Background	–

(B) COMPENSATION DISCUSSION AND ANALYIS

The compensation payable to directors and officers of the Company and its subsidiary is summarized below:

1.	General

During Fiscal 2022, the Company engaged a third-party compensation consultant to review the Company’s compensation structure and provide recommendations to make the Company competitive for the purpose of recruiting and retaining board members, key management and staff. The review included benchmarking and other analytical tools.

As a result of the study and resulting recommendations, in November 2021, the Board approved cash fees and options to purchase common shares of stock be provided to independent board members for both participation as a member, as well as membership of board committees. Board remuneration commenced as of January 1, 2022.

The Company does not have any pension plans.

2.	Statement of Director and Executive Compensation

Additionally, as part of the third-party review, the Company adopted a compensation regime based upon targeted goals and other metrics.

The following table and accompanying notes set forth all compensation paid by the Company to its directors, senior management and key consultants for the fiscal years ended March 31, 2022, 2021 and 2020:

Name & Principal Position	Year	Fee and Salary (3)	Bonus	Other	Securities Under Options / SARs Granted (1)		Shares or Units Subject to Resale Restrictions		LTIP Payout (2)	Other (11)	Total Compensation
		$	$	$	$		$		$	$	$
Declan Doogan - Former Independent Director and Audit Committee Member (CEO up to April 30, 2019) (12)
	2022	–	–	–	–		–		–	–	–
	2021	–	–	–	1,416,100	(8)	–		–	–	1,416,100
	2020	–	–	–	–		–		–	–	–

Kam Shah - Former Director and Former CFO (12)
	2022	–	–	–	–		–		–	–	–
	2021	45,000	–	–	1,582,700	(8)	–		–	–	1,627,700
	2020	180,000	–	–	–		–		–	–	180,000

Gregory Bailey - Chairman of the Board of Directors and Compensation Committee Member
	2022	21,667	–	–	57,063	(4)	–		–	–	78,730
	2021	--	–	–	1,416,100	(8)	–		–	–	1,416,100
	2020	–	–	–	–		–		–	–	–

James Mellon - Independent Director and Audit Committee Member and Nominating Committee Member
	2022	5,208	–	–	99,360	(5)	–		–	–	104,568

Steven Mintz - Independent Director and Chairman of the Audit Committee and Compensation Committee Member
	2022	18,750	–	–	57,063	(4)	–		–	–	75,813
`	2021	–	–	–	1,416,100	(8)	–		–	–	1,416,100
	2020	–	–	–	–		–		–	–	–

Linda Kozick - Independent Director and Chairperson of the Compensation Committee and Nominating Committee Member
	2022	5,000	–	–	99,360	(5)	–		–	–	104,360

Mark Simon - Independent Director and Chairman of the Nominating Committee and Audit Committee Member
	2022	5,208	–	–	99,360	(5)	–		–	–	104,568

Ian Walters - CEO effective May 1, 2019 and Director
	2022	459,195	375,000	–	1,101,132	(6)	879,942	(7)	–	13,952	2,829,221
	2021	368,503	200,000	–	2,583,610	(9)	2,698,000	(10)	–	–	5,850,113
	2020	350,000	–	–	–		–		–	–	350,000

Allan Shaw - CFO
	2022	256,000	161,000	–	294,336	(6)	235,469	(7)	–	13,952	960,757
	2021	186,290	–	–	2,241,410	(9)	–		–	–	2,427,700
	2020	–	–	–	–		–		–	–	–

Robert Kramer - Chief Scientific Officer
	2022	195,501	83,000	–	219,876	(6)	175,784	(7)	–	–	674,161
	2021	147,500	–	–	1,043,710	(9)	1,615,250	(10)	–	–	2,806,460
	2020	135,000	–	–	–		–		–	–	135,000

Steven Innaimo - Vice President of Project Management & Operations
	2022	310,000	93,000	–	120,888	(6)	96,068	(7)	–	13,952	633,908
	2021	298,000	–	–	2,994,250	(9)	–		–	–	3,292,250
	2020	294,000	–	–	–		–		–	–	294,000

Brian Wiley – Chief Business Officer effective December 1, 2021
	2022	84,057	–	–	525,600	(6)	–		–	–	609,657

Notes:

(1)	"SAR" means stock appreciation rights. The Company never issued any SARs.
(2)	"LTIP" means long term incentive plan. The Company does not have any such plan.
(3)	Represents fees for services and salaries, as applicable, earned and paid in Fiscal 2022.
(4)	Represents aggregate fair value of options to purchase common stock granted January 19, 2022, which vest on the first anniversary of the date of grant.
(5)	Represents aggregate fair value of options to purchase common stock granted February 15, 2022, which vest monthly over the first three years following the date of grant.
(6)	Represents aggregate fair value of options to purchase common stock granted January 19, 2022, which vest ratably on each of the first four anniversaries of the date of grant.
(7)	Represents the aggregate fair value (market value) of restricted stock units granted January 19, 2022, which were vested on grant date and are subject to certain restrictions.
(8)	Represents the aggregate grant date fair value of options to purchase common stock granted January 13, 2021, which vest 1/3 on January 13, 2021, and 1/3 each on the first and second anniversaries of the grant date.
(9)	Represents aggregate the grant date fair value of options to purchase common stock granted January 13, 2021, which vest ratably on the first, second and third anniversaries of the grant date.
(10)	Represents the aggregate fair value (market value) of restricted stock units granted January 13, 2021, which were vested at grant date and are subject to certain restrictions.
(11)	Represents employee benefits paid by the Company.
(12)	Dr. Declan Doogan and Kam Shah resigned from the Board effective February 15, 2022.

Long Term Incentive Plan (LTIP) Awards

On January 19, 2022, the Board of Directors unanimously approved the Amended and Restated 2021 Equity Incentive Plan. The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding common shares in the capital of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of shares not to exceed an additional five percent (5%) of the aggregate number of shares then outstanding;
(2)	The authorization of incentive stock options (should shareholder approval be sought and obtained) under the Amended and Restated 2021 Equity Incentive Plan; and
(3)	The provision of dividend equivalent rights to be issued when authorized.

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

Outstanding Equity Awards at Fiscal Year-End

The following table and related notes provides information regarding all outstanding equity awards for our named executive officers (“NEOs”) as of March 31, 2022:

	Option Awards (1)								Stock Awards (4) (5) (6) (7)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)		Number of Securities Underlying Unexercised Options (#) Unexercisable (1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Ian B. Walters	50,333	(2)	100,667	(2)	100,667	(2)	$17.75	January 13, 2031	–	–	–	–
Ian B. Walters	–		125,700	(3)	125,700	(3)	$10.22	January 19, 2032	–	–	–	–

Allan Shaw	43,667	(2)	87,333	(2)	87,333	(2)	$17.75	January 13, 2031	–	–	–	–
Allan Shaw	–		33,600	(3)	33,600	(3)	$10.22	January 19, 2032	–	–	–	–

Robert Kramer	20,333	(2)	40,667	(2)	40,667	(2)	$17.75	January 13, 2031	–	–	–	–
Robert Kramer	–		25,100	(3)	25,100	(3)	$10.22	January 19, 2032	–	–	–	–

Steve Innaimo	58,333	(2)	116,667	(2)	116,667	(2)	$17.75	January 13, 2031	–	–	–	–
Steve Innaimo	–		13,800	(3)	13,800	(3)	$10.22	January 19, 2032	–	–	–	–

Brian Wiley	–		60,000	(3)	60,000	(3)	$10.22	January 19, 2032	–	–	–	–

(1)	Amounts represent options to purchase ordinary shares.
(2)	These options to purchase ordinary shares were granted on January 13, 2021, have a ten-year term and vest ratably on each of the first three anniversaries of the grant date.
(3)	These options to purchase ordinary shares were granted on January 19, 2022, have a ten-year term and vest ratably on each of the first four anniversaries of the grant date.
(4)

The above table excludes 152,000 restricted stock units to Mr. Walters granted January 13, 2021 with a grant day value of $2,698,000, which vested on grant date but are subject to certain restrictions and 86,100 restricted stock units granted January 19, 2022 with a grant day value of $879,942, which vested on grant date but are subject to certain restrictions.

(5)	The above table excludes 23,040 restricted stock units to Mr. Shaw granted January 19, 2022 with a grant day value of $235,469, which vested on grant date but are subject to certain restrictions.
(6)

The above table excludes 91,000 restricted stock units to Mr. Kramer granted January 13, 2021, with a grant day value of $1,615,250, which vested on grant date but are subject to certain restrictions and 17,200 restricted stock units granted January 19, 2022 with a grant day value of $175,784, which vested on grant date but are subject to certain restrictions.

(7)	The above table excludes 9,400 restricted stock units to Mr. Innaimo granted January 19, 2022, with a grant day value of $96,068, which vested on grant date but are subject to certain restrictions.

Indebtedness of Directors, Executive Officers and Senior Officers

None.

Directors' and Officers' Liability Insurance

The Company has purchased, at its expense, directors' and officers' liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.

(C) BOARD PRACTICES

Audit Committee

Our audit committee consists of Mr. Steven Mintz, Mr. James Mellon and Mr. Mark Simon, with Mr. Steven Mintz serving as Chairperson. Each member of our audit committee meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that Mr. Steven Mintz is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933. Mr. Steven Mintz is a Canadian Chartered Professional Accountant. He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on the board of directors of several private and public corporations, operating in various sectors, including technology, oil & gas and biotechnology.

Mr. Mellon is an author, entrepreneur and investor. He was one of the founders of Portage Biotech and is the co-author of five books, all written with a view toward identifying emerging thematic trends leading to investment opportunities.

Mr. Simon has over 30 years advising experience for biotech and pharma companies as an investment banker and research analyst.

Our audit committee will, among other things:

•	review our consolidated financial statements and our critical accounting policies and practices;
•	select a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;
•	help to ensure the independence and performance of the independent registered public accounting firm;
•	discuss the scope and results of the audit with the independent registered public accounting firm and review, with management and the independent registered public accounting firm, our interim and year-end results of operations;
•	pre-approve all audit and all permissible non-audit services to be performed by the independent registered public accounting firm;
•	oversee the performance of our internal audit function when established;
•	review the adequacy of our internal controls;
•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•	review our policies on risk assessment and risk management; and
•	review related party transactions.

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

Compensation Committee

Our compensation committee consists of Ms. Linda Kozick, Mr. Gregory Bailey and Mr. Steven Mintz, with Ms. Linda Kozick serving as Chairperson. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;
•	administer our stock and equity incentive plans;
•	review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans; and
•	establish and review general policies relating to compensation and benefits of our employees.

Nominating Committee

Our nominating and corporate governance committee consists of Mr. Mark Simon, Ms. Linda Kozick and Mr. James Mellon with Mr. Mark Simon as Chairperson. Our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•	evaluate the performance of our board of directors and of individual directors;
•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;
•	review developments in corporate governance practices;
•	oversee environmental, social and governance (ESG) matters;
•	evaluate the adequacy of our corporate governance practices and reporting; and
•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Role of Board of Directors in Risk Oversight Process

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Code of Business Conduct

The Company has established a Code of Conduct applicable to our directors, officers and employees. The Code of Conduct is accessible on our website at www.portagebiotech.com. If we make any substantive amendments to the Code of Conduct or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct to our officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

All compensation and related matters are reviewed by our Compensation Committee. None of the members of our compensation committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or on our compensation committee.

EXECUTIVE COMPENSATION

For the year ended March 31, 2022, our NEOs, which are each person who served as our principal executive officer during 2022 and the next four most highly compensated executive officers, are:

•	Ian B. Walters, President and Chief Executive Officer and Director
•	Allan Shaw, Chief Financial Officer
•	Steven Innaimo, Vice President of Project Management & Operations
•	Robert Kramer, Chief Scientific Officer
•	Brian Wiley, Chief Business Officer

Executive Compensation Overview

Through November 30, 2021, the compensation of our NEOs has primarily consisted of consulting fees (and in some cases bonuses), and share-based compensation. During Fiscal 2022, the Company entered into Employment contracts with five employees that provide for a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock units and options to purchase common stock. Our NEOs, like all full-time employees, are eligible to participate in our health and dental benefit plans and 401(k) plan matching program. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Narrative Disclosure to the Summary Compensation Table

Annual Base Salary

Our NEOs each receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors or the compensation committee, and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience.

Employment Agreements

PDS entered into a Services Agreement with Mr. Walters effective on December 15, 2021. The Services Agreement provides that Mr. Walters will receive a base salary of $618,000, plus cost-of-living increases. The Services Agreement provides for annual increases based upon the review of the base salary by the board of directors prior to the anniversary of the Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The Services Agreement also provides that Mr. Walters is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board of Directors and communicated to Mr. Walters in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the Services Agreement.

Under the Services Agreement, Mr. Walters may terminate his employment at any time for Good Reason, as defined in the Services Agreement. We may terminate Mr. Walter’s employment immediately upon his death, upon a period of disability or without “Just Cause”, as defined. In the event that Mr. Walter’s employment is terminated due to his death or Disability, for “Good Reason” or without “Just Cause”, Mr. Walters will be entitled to Accrued Benefits (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits, which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, Mr. Walters will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate Mr. Walters and the Company shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If the CEO’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligations, the Company will provide the following “Change in Control Severance Benefits”:

(1)	The Company will pay the Base Salary continuation benefit for eighteen (18) months;

(2)	The Company will pay the life insurance benefit for eighteen (18) months;

(3)	The Company will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be paid in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the CEO with continued medical and dental benefits, as described above, for eighteen (18) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into Services Agreements with each of Messrs. Shaw, Kramer and Innaimo and Wiley (individually, “Executive” and collectively, “Executives”) dated as of December 1, 2021 (except Mr. Iannaimo, which was dated December 15, 2021). Each of the Services Agreements provides for an initial term of two years and are automatically renewed for one-year periods (except Mr. Wiley, which provides for an initial term of one year and is automatically renewed for one-year periods). The Services Agreements initially provide for base salary and annual bonus, as described in the table below. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

	BASE SALARY	TARGET BONUS
Allan Shaw	$348,000	40%
Robert Kramer	$216,000	40%
Steven Innaimo	$310,000	30%
Brian Wiley	$175,000	30%

The Services Agreements can be terminated by the Company without “Just Cause”, by death or Disability, or by the Executive for “Good Reason”. In such instances, the Services Agreements provide for the payment of Accrued Obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, Executives (except Mr. Wiley) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate the Company and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If Executive’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of CEO’s death or Disability) or by Executive for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligations, the Company will provide the following “Change in Control Severance Benefits” (except in one case in which Executive is entitled to Item (5) and 50% of Items (1) and (3) below):

(1)	The Company will pay the Base Salary continuation benefit for twelve (12) months;

(2)	The Company will pay the life insurance benefit for twelve (12) months;

(3)	The Company will pay an additional amount equivalent to Executive’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be payable in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the Executive with continued medical and dental benefits, as described above, for twelve (12) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Services Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the Executive’s employment with the Company and for a period of one year after termination of employment.

Director Compensation

Non-Employee Director Compensation Policy

Effective January 1, 2022, our board of directors adopted a non-employee director compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation quarterly in arrears based upon the following table:

ANNUAL RETAINER
Board of Directors:
Chair	$30,000
All non-employee members	$40,000
Audit Committee:
Chair	$15,000
Members	$7,500
Compensation Committee:
Chair	$12,000
Members	$6,000
Nominating Committee:
Chair	$8,000
Members	$4,000

(D) EMPLOYEES

The Company currently has six employees. It also uses the services of consultants from time to time.

(E) SHARE OWNERSHIP

The Board decided to discontinue the 2013 Option Plan, under which stock options to acquire common shares of the Company were granted to directors, employees and consultants of the Company. At March 31, 2022, no stock options were outstanding under the 2013 Option Plan.

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

On January 19, 2022, the Board of Directors unanimously approved the Amended and Restated 2021 Equity Incentive Plan. The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding common shares in the capital of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of shares not to exceed an additional five percent (5%) of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options (should shareholder approval be sought and obtained) under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

The following table sets forth the share ownership of our executive officers and directors as at March 31, 2022:

	Ordinary Shares Beneficially Owned
Name	Number		Percentage *
Gregory Bailey	3,458,862	(1)	25.35%
Steven Mintz	109,905	(1)(2)	0.65%
James Mellon	3,031,721	(7)	17.89%
Linda Kozick	–	(7)	–%
Mark Simon	–	(7)	–%
Ian Walters	265,424	(3)	1.56%
Allan Shaw	43,666	(4)	0.26%
Robert Kramer	161,067	(5)	0.95%
Steven Innaimo	58,333	(6)	0.34%
Brian Wiley	–	(8)	–%

* Based on issued and outstanding ordinary shares at August 1, 2022 plus vested stock options and stock options that vest in the next 60 days.

(1)	Includes 56,667 vested stock options to purchase ordinary shares and excludes 28,333 unvested stock options granted January 13, 2021. Excludes 6,900 unvested stock options granted January 19, 2022.
(2)	Excludes 60,000 shares for which Mr. Mintz has shared investment control and disclaims beneficial ownership.
(3)	Includes 50,333 vested stock options to purchase ordinary shares and excludes 152,000 vested restricted stock units subject to certain restrictions and 100,667 unvested stock options granted January 13, 2021. Excludes 86,100 vested restricted stock units subject to certain restrictions and 125,700 unvested stock options granted January 19, 2022. Additionally, excludes 87,519 shares held in trusts for the benefit of his children for which Mr. Walters disclaims beneficial ownership.
(4)	Includes 43,666 vested stock options to purchase ordinary shares and excludes 87,334 unvested stock options granted January 13, 2021. Excludes 23,040 vested restricted stock units and 33,600 unvested stock options granted January 19, 2022.
(5)	Includes 20,333 vested stock options and excludes 91,000 vested restricted stock units subject to certain restrictions and 40,667 unvested stock options granted January 13, 2021. Excludes 17,200 vested restricted stock units granted January 13, 2021 and 25,100 unvested stock options granted January 19, 2022.
(6)	Includes 58,333 vested stock options to purchase ordinary shares and excludes 116,667 unvested stock options granted January 13, 2021. Excludes 9,400 vested restricted stock units subject to certain restrictions and 13,800 unvested stock options granted January 19, 2022.
(7)	Excludes 13,800 unvested stock options granted February 15, 2022.
(8)	Excludes 60,000 unvested stock options granted January 19, 2022.

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

At March 31, 2022, the Company had 13,348,943 ordinary shares issued and outstanding and at August 1, 2022, the Company had 16,944,783 ordinary shares issued and outstanding.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our ordinary shares as of August 1, 2022. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date indicated above are deemed to be beneficially owned by the person holding the option and warrant and included in the holding. These beneficially held ordinary shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares	Percentage of Shares*

Gregory Bailey	3,458,862	20.35%
James Mellon	3,031,721	17.89%

* Based on shares issued and outstanding as of August 1, 2022.

The Company is a publicly owned BVI business company. The Company is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

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

(B) RELATED PARTY TRANSACTIONS

All related party transactions that occurred with key management personnel are discussed below. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The board of directors has determined that the Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel.

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

Payable

In January 2020, the Chairman of the Company advanced the Company $1.0 million which was repaid in July 2020.  There was no interest or fees associated with this advance.

Investments

The Company has entered into related party transactions and certain services agreement with the companies that it has invested in.  Key management of the Company has also entered into related party transactions with these invested companies. The related party transactions are as follows:

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the Board of Directors of Stimunity. In July 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a Convertible Note with a maturity date of September 1, 2023 (“Maturity Date”). The Convertible Note provides for interest at 7% per annum. The Convertible Note is automatically converted upon Stimunity commencing a Series A subscription round for €20 million. If such Subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Convertible Note at the subscription share price less 15%. Additionally, if subscribers create a new category of shares with additional rights of less than €5 million (the “Minimum Raise”), the Company will have the right to convert the Convertible Note and historical shares owned into the new category of shares. In the event that Stimunity does not close a subscription prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert at €363.00 per share or the raise price less 15%, whichever is lower.

(b)	iOx. Two of the three directorships on the Board of Directors of iOx are controlled by Portage. Additionally, Portage has an observer on the Board of iOx. The CEO of Portage is also the CEO of iOx, and the management team of the Company comprise the management team of iOx.

(c)	Saugatuck. One of the three directorships on the Board of Directors of Saugatuck is controlled by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck.

(d)	Intensity. The CEO of Portage is an officer of Intensity and both he and the VP of Projects and Operations of the Company provide services to Intensity. The Company commenced invoicing Intensity for such services in February 2022. Additionally, Intensity provides services (primarily rent) to Portage, which is billed monthly. Portage paid Intensity $83,437, $77,088 and $62,132 for the years ended March 31, 2022, 2021 and 2020, respectively.

(e)	PGL. PPL held 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL. The Company disposed of 100% of its interests in PPL and PGL on March 3, 2021.

(f)	Portage Development Services. Portage Development Services is a 100% owned subsidiary of the Company, incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

The following are significant related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

Interest expense includes $78,427 and $226,018 interest incurred in the years ended March 31, 2021 and 2020, respectively, on notes issued to members of the Portage Board of Directors. The SalvaRx Notes were settled as of August 6, 2020 and, accordingly, no further interest expense was incurred. In connection with the settlement of the SalvaRx Notes, $692,045 of accrued interest and $805,000 of principal was paid to directors. The directors also exchanged an aggregate $2,415,000 of notes payable for SalvaRx warrants at a price of $6.64, which were exchanged for Portage warrants and converted to Portage stock on October 13, 2020.

In January 2020, a board member of the Company advanced the Company $1.0 million, which was repaid in July 2020. There was no interest or fees associated with this advance.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%.

Employment Agreements

PDS entered into a Services Agreement with Mr. Walters effective on December 15, 2021. The Services Agreement provides that Mr. Walters will receive a base salary of $618,000, plus cost-of-living increases. The Services Agreement provides for annual increases based upon the review of the base salary by the board of directors prior to the anniversary of the Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The Services Agreement also provides that Mr. Walters is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board of Directors and communicated to Mr. Walters in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the Service Agreement.

Under the Service Agreement, Mr. Walters may terminate his employment at any time for Good Reason, as defined in the Service Agreement. We may terminate Mr. Walter’s employment immediately upon his death, upon a period of disability or without “just cause”, as defined. In the event that Mr. Walter’s employment is terminated due to his death or disability, for “Good Reason” or without “just cause”, Mr. Walters will be entitled to Accrued Benefits (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits, which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, Mr. Walters will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate Mr. Walters and the Company shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If CEO’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of CEO’s death or Disability) or by the CEO for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligations the Company will provide the following “Change in Control Severance Benefits”:

(1)	The Company will pay the Base Salary continuation benefit for eighteen (18) months;

(2)	The Company will pay the life insurance benefit for eighteen (18) months;

(3)	The Company will pay an additional amount equivalent to CEO’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be paid in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the CEO with continued medical and dental benefits, as described above, for eighteen (18) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

We entered into Service Agreements with each of Messrs. Shaw, Kramer and Innaimo and Wiley (individually, “Executive” and collectively, “Executives”) dated as of December 1, 2021 (except Mr. Innaimo, which was dated December 15, 2021). Each of the Service Agreements provides for an initial term of two years and are automatically renewed for one-year periods (except Mr. Wiley, which provides for an initial term of one year and is automatically renewed for one-year periods). The Service Agreements initially provide for base salary and annual bonus, as described in the table below. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

	BASE SALARY	TARGET BONUS
Allan Shaw	$348,000	40%
Robert Kramer	$216,000	40%
Steven Innaimo	$310,000	30%
Brian Wiley	$175,000	30%

The Service Agreements can be terminated by the Company “without cause”, by death or disability, or by the Executive for “good reason”. The Service Agreements provide for the payment of Accrued Obligations (accrued unpaid base salary plus earned but unused vacation time). Additionally, Executives (except Mr. Wiley) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate the Company and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If Executive’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of CEO’s death or Disability) or by Executive for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligation, the Company will provide the following “Change in Control Severance Benefits” ( except in one case in which Executive is entitled to 50% of Items 1-4 below):

(1)	The Company will pay the Base Salary continuation benefit for twelve (12) months;

(2)	The Company will pay the life insurance benefit for twelve (12) months;

(3)	The Company will pay an additional amount equivalent to Executive’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be payable in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the Executive with continued medical and dental benefits, as described above, for twelve (12) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Service Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Employment Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the executive’s employment with the Company and for a period of one year after termination of employment.

Bonuses & Board Compensation Arrangements

In December 2021, the Compensation Committee approved performance bonuses payable to senior management totaling $0.7 million. The bonuses were paid in December 2021.

In addition, the Compensation Committee of the Board established board of director compensation. Effective January 1, 2022, each non-executive board member will be entitled to receive cash board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-executive board member will be entitled to an annual grant of 6,900 options to purchase common shares, which would vest the first annual anniversary of the date of grant.

The chairman of the Board will be entitled to an annual cash fee of $30,000, payable quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nominating Committee will be entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees will be entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

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

(B) SIGNIFICANT CHANGES

There were no significant events or changes to report that happened subsequent to March 31, 2022, to the date of this report.

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

The following table outlines the annual high and low market prices for an ordinary share for the five most recent fiscal years. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High		Low
	NASDAQ	CSE	NASDAQ	CSE
Year ended March 31,	US$	US$	US$	US$
2022*	42.81	N/A	6.57	N/A
2021*	39.50	38.99	8.88	0.09
2020	0.15	0.14	0.07	0.08
2019	0.14	0.15	0.07	0.07
2018	0.66	0.66	0.06	0.06
2017	0.25	0.22	0.10	0.12

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

The following table outlines the high and low market prices for an ordinary share for each fiscal financial quarter for the two most recent fiscal periods and subsequent periods. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High		Low
	NASDAQ	CSE (a)	NASDAQ	CSE (a)
Quarter ended:	US$	US$	US$	US$
30-Jun-22*	11.95	N/A	5.16	N/A
31-Mar-22*	12.00	N/A	6.57	N/A
31-Dec-21*	23.74	N/A	10.73	N/A
30-Sept-21*	22.40	N/A	13.65	N/A
30-Jun-21*	42.81	N/A	20.96	N/A
31-Mar-21*	39.50	38.99	17.55	17.54
31-Dec-20*	19.59	19.50	8.88	8.85
30-Sept-20*	10.75	10.80	9.06	9.29
30-Jun-20	0.14	0.14	0.09	0.10

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

(a)	The Company voluntarily delisted its common shares from the CSE at the market close on April 23, 2021.

The following table outlines the high and low market prices for each of the most recent six months:

	High	Low
	NASDAQ	NASDAQ
Month	US$	US$
July 2022 (through July 29)	10.12	7.09
June 2022	11.95	6.70
May 2022	10.00	5.16
April 2022	7.06	5.28
March 2022	8.44	6.57
February 2022	8.84	7.25

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

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Portage Biotech Inc., by action of its board of directors, amended its Memorandum of Association and Articles of Association (the “M&A”) on June 19, 2022 and filed an updated version thereof with the Registrar of Companies in the British Virgin Islands on June 21, 2022.

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

Subject to our Memorandum and Articles of Association, a meeting of shareholders of the company will be called by not less than ten days' written notice and no more than 60 days’ notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

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

Protection of minority shareholders

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the Company, our Memorandum and Articles of Association. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the Memorandum and Articles of Association.

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

Modification of rights

As permitted by British Virgin Islands law, and our Memorandum and Articles of Association, we may vary the rights attached to our ordinary shares.

Transfer of shares

Subject to any applicable restrictions set forth in our Memorandum and Articles of Association, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in any other form which our directors may approve. Shares may be held electronically and transferred electronically.

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

Changes in authorized ordinary shares

By resolution of our directors we may (i) consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares; (ii) sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; or (iii) create new classes of shares with preferences to be determined by the board of directors at the time of authorization.

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

Board of directors

We are managed by a board of directors, which consisted of six directors at March 31, 2022. On July 1, 2022, in connection with the Tarus Therapeutics transaction, we added a seventh board member. Our Memorandum and Articles of Association provide that the board of directors may be established by the board of directors up to a maximum of 15 members.

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

Our Memorandum and Articles of Association do not provide for alternate directors.

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

Changes in authorized shares

We are authorized to issue unlimited number of ordinary shares without par value, which will be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in issue. We may by resolution:

●	consolidate and divide all or any of our unissued authorized shares into shares of a larger amount than our existing shares;

●	sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; or

●	create new classes of shares with preferences to be determined by the board of directors at the time of authorization.

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

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act (Revised Edition, as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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

(C) MATERIAL CONTRACTS

The Company had no material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the fiscal year immediately preceding the filing of this report that are not otherwise discussed herein.

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

(E) TAXATION

British Virgin Islands Tax Consequences

Under the law of the British Virgin Islands as currently in effect, a holder of shares of the Company who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to the shares of the Company, and all holders of securities of the Company are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or continued under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BVI Act. In addition, securities of companies incorporated under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between (i) the United States and the British Virgin Islands or (ii) Canada and the British Virgin Islands, although a Tax Information Exchange Agreement is in force between the United States and the BVI and Canada and the BVI.

The BVI Economic Substance (Companies and Limited Partnership) Act (Revised Edition 2020) (“ESA”)

The above legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities, which attract profits without real economic activity provides (among other things) that BVI companies that carry out certain defined activities, need to take steps to establish substance in the British Virgin Islands. We have taken advice and will be filing our economic substance declaration in the BVI shortly in accordance with the requirements of the legislation. The Company itself will not be subject to any such requirements to establish economic substance in the BVI. Although it is presently anticipated that the ESA will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation, it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

BVI Data Protection

The Data Protection Act, 2021 (the “BVI DPA”) came into force in the British Virgin Islands on July 9, 2021. The BVI DPA establishes a framework of rights and duties designed to safeguard individuals’ personal data, balanced against the need of public authorities, businesses and organizations to collect and use personal data for lawful purposes. The BVI DPA is centered around seven data protection principles (the General Principle, the Notice and Choice Principle, the Disclosure Principle, the Security Principle, the Retention Principle, the Data Protection Principle and the Access Principle) which require that:

•	personal data must not be processed without consent unless specific conditions are met and must not be transferred outside the British Virgin Islands, unless there is proof of adequate data protection safeguards or consent from the data subject;

•	where consent has been given to processing of personal data, the data subject may at any time withdraw his or her consent;

•	a data controller must inform a data subject of specific matters, for instance the purposes for which it is being collected and further processed;

•	personal data must not be disclosed for any purpose other than the purpose for which it was to be disclosed at the time of collection or a purpose directly related thereto or to any party other than a third party of a class previously notified to the data subject;

•	a data controller shall, when processing personal data, take practical steps to protect personal data from loss, misuse, modification, unauthorized or accidental access or disclosure, alteration or destruction;

•	personal data must not be kept for longer than is necessary for the purpose;

•	personal data must be accurate, complete, not misleading and kept up to date; and

•	a data subject must be given access to his or her own personal data and be able to correct that data where it is inaccurate, incomplete, misleading or not up to date, except where a request for such access or correction is refused under the BVI DPA.

The BVI DPA imposes specific obligations on data controllers, including the duty to (i) apply the data protection principles; and (ii) respond in a timely fashion to requests from data subjects in relation to their personal data.

The Information Commissioner is the regulator responsible for the proper functioning and enforcement of the BVI DPA. Offences under the BVI DPA include:

•	processing sensitive personal data in contravention of the BVI DPA;

•	willfully obstructing the Information Commissioner or an authorized officer in the conduct of his or her duties and functions;

•	willfully disclosing personal information in contravention of the BVI DPA; and

•	collecting, storing or disposing of personal information in a manner that contravenes the BVI DPA.

Offences committed under the BVI DPA may result in fines (up to US$500,000 in certain cases) or imprisonment. Further, a data subject who suffers damage or distress as a result of their data being processed in contravention of the DPA may institute civil proceedings in the British Virgin Islands courts.

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

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called "Qualified Electing Fund" election to avoid the PFIC rules regarding distributions and gain described above. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made a valid and effective QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder's pro rata share of our ordinary earnings as ordinary income and such U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. U.S. Holders should be aware, however, that we are not required to make this information available but have agreed to do so for our fiscal year ended March 31, 2022 for those United States shareholders who ask for it. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

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

Fair Value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

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

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s consolidated statements of financial position.

Cash and cash equivalents. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Other receivables. The Company was exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL, originally payable over the next four years. The installment note was repaid in full in July 2021.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy obligations under accounts payable and accruals.

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

Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2022. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management identified material weaknesses in the Company's internal controls over financial reporting, and as a result, management concluded that the Company's internal control over financial reporting was not effective as of March 31, 2022.

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

A copy of our Code of Ethics can be obtained by writing to our corporate office at c/o Portage Services Ltd., Ian Walters, 6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6.

During the most recently completed fiscal year, the Company has neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) from any provision of its Code of Ethics.

ITEM 16 (C) – PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The following outlines the expenditures for accounting fees paid or accrued to the independent auditing firms of the Company for the last two fiscal periods ended:

March 31,	2022	2021

Audit fee	$196,780	$172,480
Other services	$30,900	$65,000

Included in audit fees are $67,800 with respect to the three quarterly reviews performed in each of 2022 and 2021. The Company also incurred fees of $30,900 and $65,000 with respect to work performed on the Company’s comfort letter and registration statement in 2022 and 2021, respectively. The Company did not have any engagement with the independent accounting firm of the Company during the fiscal years ended 2022 and 2021 with respect to professional services for tax compliance, tax advice or tax planning or for any other services.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the independent accounting firms.

ITEM 16 (D) – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2022.

ITEM 16 (F) – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16 (G) – CORPORATE GOVERNANCE

We are incorporated under the BVI Act. Our ordinary shares are registered with the SEC and are listed on the Nasdaq Capital Market. As a result, our corporate governance framework is subject to laws of the British Virgin Islands, or BVI, the securities laws and regulations of the United States and the listing requirements of the Nasdaq Marketplace Rules.

Under Rule 5615 of the Nasdaq Marketplace Rules, a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rules. We follow the exemptions provide under the Nasdaq Marketplace Rules as described below.

British Virgin Islands law does not require that a majority of our board of directors consist of independent directors or that our board committees consist of entirely independent directors. Our board of directors and board committees, therefore, may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present. Also, British Virgin Islands law does not require the board of directors to have a nominating committee or compensation committee, but we do plan on having such committees.

We also are exempt from the Nasdaq listing rules so as to follow the quorum rules for shareholder meetings under British Virgin Islands law. We also are exempt from the Nasdaq listing rules so as to not be required to obtain shareholder approval for certain issuance of securities, shareholder approval of share option plans and change of control transactions under the Nasdaq Listing Rule 5635.

As a foreign private issuer, the Company is exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934. The Company solicits proxies in accordance with applicable rules and regulations in British Virgin Islands.

ITEM 16 (H) – MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 – FINANCIAL STATEMENTS

The financial statements are provided pursuant to Item 18.

ITEM 18 – FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 – EXHIBITS

(a) Financial Statements

PORTAGE BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(U.S. Dollars in thousands)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portage Biotech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Portage Biotech Inc. (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment of In-Process Research and Development

Critical Audit Matter Description

As reflected in the Company’s consolidated financial statements at March 31, 2022, the Company’s carrying amount of in-process research and development assets was approximately $117.4 million. As disclosed in Note 4 to the consolidated financial statements, in-process research and development assets are tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment. As a result of its year end assessment, management concluded that there was no impairment to the Company’s in-process research and development assets during the year ended March 31, 2022.

Auditing management’s impairment test of in-process research and development assets was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the in-process research and development assets. In particular, the fair value estimates of in-process research and development assets are sensitive to changes in significant assumptions such as discount rates, revenue growth rates and operating margins.. These assumptions are affected by expected future market or economic conditions.

How the Critical Audit Matter was addressed in the Audit

We obtained a copy of the Company’s impairment assessment including an independent appraisal of the fair value of the Company’s in-process research and development that was used by management to determine their fair values, in accordance with IAS 36 (Impairment of Assets) and assessed the qualifications of the specialist.

To test the impairment assessment including fair values of the in-process research and development assets, our audit procedures included:

•	With obtained the valuation report prepared by management’s third party valuation specialists. We performed the following procedures in respect to the valuation report:
-	We assessed the qualifications of the third party specialists who performed the analysis and prepared the report; and
-	We tested the mathematical accuracy of all the schedules used in the analysis.

•	With assistance from our valuation specialists, we evaluated the reasonableness of the valuation methodology and significant assumptions, including the following:
-	Weighted average cost of capital;
-	Testing certain inputs utilized by comparing them to similar companies in the industry.

•	We performed the following additional procedures:
-	Performed a sensitivity analysis of the significant assumptions to evaluate the changes in the fair value of the in-process research and development that would result from changes in the assumptions;
-	Assessed the reasonableness of the probability of success of current research and development projects;
-	Assessed the reasonableness of the expected timing to realization of revenue;
-	Evaluated the reasonableness of the expected time to a possible liquidation event; and
-	Developed an independent expectation for comparison to management’s estimated revenue, costs of revenue and administrative expenses.

/s/ Marcum llp

Marcum LLP

We have served as the Company’s auditor since 2019.

Melville, NY

August 1, 2022

PORTAGE BIOTECH INC.

Consolidated Statements of Financial Position

(U.S. Dollars in thousands)

		March 31,
	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	4	$23,352	$2,770
Prepaid expenses and other receivables	5	1,480	2,176
Total Current assets		24,832	4,946
Long-term assets
Long-term portion of other receivables	5	–	22
Investment in associate	7	1,673	1,735
Investments in private companies	9	7,409	7,409
Goodwill	11	43,324	43,324
In-process research and development	12	117,388	117,388
Other assets		36	36
Total assets		$194,662	$174,860

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	13	$750	$1,938
Warrant liabilities	16	33	1,120
Unsecured notes payable	14	–	150
Total Current Liabilities		783	3,208
Non-current liabilities
Deferred tax liability	12, 15	28,445	24,050
Total non-current liabilities		28,445	24,050
Total liabilities		29,228	27,258
Shareholders’ Equity
Capital stock	17	158,324	130,649
Stock option reserve	18	16,928	7,977
Accumulated other comprehensive income		958	958
Accumulated deficit		(55,005)	(38,135)
Total equity attributed to owners of the Company		121,205	101,449
Non-controlling interest	24	44,229	46,153
Total equity		165,434	147,602
Total liabilities and equity		$194,662	$174,860
Commitments and Contingent Liabilities (Note 20)

On behalf of the Board	“Allan Shaw”	Chief Financial Officer	“Ian Walters”	Director
	(signed)		(signed)

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

		Years Ended March 31,
	Notes	2022	2021	2020
Expenses
Research and development		$6,769	$7,312	$4,108
General and administrative expenses		8,819	5,128	1,870
Loss from operations		(15,588)	(12,440)	(5,978)
Change in fair value of warrant liability	16	852	(790)	24
Share of (loss) income in associate accounted for using equity method	7	(62)	(490)	18
(Loss) on equity issued at a discount	17	–	(1,256)	–
(Loss) on extinguishment of notes payable	14	–	(223)	(33)
Gain on sale of marketable equity securities	6	–	72	–
Gain on disposition of subsidiaries	8	–	412	–
Foreign exchange transaction gain	12, 15	24	–	6
Interest income		–	–	11
Interest (expense)		(43)	(177)	(557)
Loss before provision for income taxes		(14,817)	(14,892)	(6,509)
Income tax expense	12, 15	(4,352)	(2,297)	(740)
Net loss		(19,169)	(17,189)	(7,249)
Other comprehensive income (loss)
Net unrealized gain on investments	6, 9	–	–	876
Total comprehensive loss for year		$(19,169)	$(17,189)	$(6,373)

Net loss attributable to:
Owners of the Company		$(16,870)	$(15,833)	$(5,333)
Non-controlling interest	24	(2,299)	(1,356)	(1,916)
Net (loss)		$(19,169)	$(17,189)	$(7,249)
Comprehensive loss attributable to:
Owners of the Company		$(16,870)	$(15,833)	$(4,457)
Non-controlling interest	24	(2,299)	(1,356)	(1,916)
Total comprehensive (loss) income for year		$(19,169)	$(17,189)	$(6,373)

Loss per share	19
Basic and diluted		$(1.29)	$(1.35)	$(0.49)

Weighted average shares outstanding	19
Basic and diluted		13,060	11,733	10,952

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity

(U.S. Dollars in thousands)

				Accumulated	Retained	Equity
	Number		Stock	Other	Earnings	Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Income (Loss)	Deficit)	of Company	Interest	Equity
Balance, April 1, 2019	10,858	$116,237	$324	$82	$(16,969)	$99,674	$48,883	$148,557
Net unrealized gain on investments	–	–	–	876	–	876	–	876
Shares issued on acquisition of Intensity Holdings Limited	130	1,298	–	–	–	1,298	–	1,298
Expiration of unexercised stock options	–	282	(282)	–	–	–	–	–
Share-based compensation expense	–	–	16	–	–	16	2,143	2,159
Net loss for year	–	–	–	–	(5,333)	(5,333)	(1,916)	(7,249)
Balance, March 31, 2020	10,988	117,817	58	958	(22,302)	96,531	49,110	145,641
Issued under private placement	698	6,980	–	–	–	6,980	–	6,980
Share issuance costs	–	(248)	–	–	–	(248)	–	(248)
Share-based compensation expense	–	–	7,977	–	–	7,977	850	8,827
Exchange of SalvaRx warrants for Portage warrants	–	2,640	–	–	–	2,640	–	2,640
Settlement of non-controlling interest in SalvaRx Limited	–	2,451	–	–	–	2,451	(2,451)	–
Warrant liability at contract price	–	(330)	–	–	–	(330)	–	(330)
Fair value adjustment for shares issued at a discount in SalvaRx Limited	397	1,256	–	–	–	1,256	–	1,256
Shares issued for services	1	25	–	–	–	25	–	25
Expiration of unexercised stock options	–	58	(58)	–	–	–	–	–
Net loss for year	–	–	–	–	(15,833)	(15,833)	(1,356)	(17,189)
Balance, March 31, 2021	12,084	130,649	7,977	958	(38,135)	101,449	46,153	147,602
Share-based compensation expense	–	–	8,951	–	–	8,951	191	9,142
Shares issued under ATM	91	2,643	–	–	–	2,643	–	2,643
Shares issued under offering	1,150	26,450	–	–	–	26,450	–	26,450
Share issuance costs	–	(1,877)	–	–	–	(1,877)	–	(1,877)
Shares issued or accrued for services	8	120	–	–	–	120	–	120
Warrants exercised	16	339	–	–	–	339	–	339
Exchange of notes payable and accrued interest for iOx shares	–	–	–	–	–	–	184	184
Net loss for year	–	–	–	–	(16,870)	(16,870)	(2,299)	(19,169)
Balance, March 31, 2022	13,349	$158,324	$16,928	$958	$(55,005)	$121,205	$44,229	$165,434

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows

(U.S. Dollars in thousands)

	Years Ended March 31,
	2022	2021	2020
Cash flows provided by (used in) operating activities:
Net loss for the year	$(19,169)	$(17,189)	$(7,249)
Adjustments for non-cash items:
Share-based compensation expense	9,142	8,827	2,159
Increase in deferred tax liability	4,394	2,446	1,240
(Income) loss on fair value of warrant liability	(852)	790	(24)
Fair value of shares issued for services	120	25	–
Share of loss (gain) in associate	62	490	(18)
Gain on sale of marketable equity securities	–	(72)	–
Loss on equity issued at a discount	–	1,256	–
Amortization of debt discount	–	76	265
Loss on early extinguishment of debt	–	223	33
Foreign exchange transaction (gain) loss	–	–	(6)
Gain on disposition of subsidiaries	–	(412)	–
Changes in operating working capital:
Accounts receivable	522	(111)	–
Prepaid expenses and other receivables	355	(1,477)	(281)
Other assets	(165)	(36)	–
Accounts payable and accrued liabilities	(1,212)	880	167
Other	39	–	–
Net cash used in operating activities	(6,764)	(4,284)	(3,714)

Cash flows provided by (used in) investing activities:
Proceeds from sale of marketable securities	–	140	–
Investment in associates	–	(1,000)	–
Net cash used in investing activities	–	(860)	–

Cash flows provided by (used in) financing activities:
Proceeds from shares issued under registered offering	29,093	6,980	–
Share issuance costs	(1,852)	(248)	–
Proceeds from exercise of stock purchase warrants	105	–	–
Repayment of unsecured notes payable	–	(1,020)	(300)
(Repayment of) proceeds from advance from related party	–	(1,000)	1,000
Note proceeds received	–	50	–
Net cash provided by financing activities	27,346	4,762	700

Increase (decrease) in cash and cash equivalents during year	20,582	(382)	(3,014)
Cash and cash equivalents at beginning of year	2,770	3,152	6,166
Cash and cash equivalents at end of year	$23,352	$2,770	$3,152

Supplemental disclosure of cash flow information:
Cash paid for interest	$19	$748	$–
Increase in accounts payable for stock issuance costs	$25	$–	$–

Supplemental disclosure of non-cash investing and financing activities:
Fair value of warrant liability for Portage warrants issued	$–	$1,120	$–
Decrease in warrant liability from warrant exercise	$235	$–	$–
Exchange of iOx shares for settlement of notes payable, accrued interest and warrants	$184	$–	$–
Shares issued pursuant to settlement of SalvaRx Notes and warrants	$–	$2,640	$–
Notes payable settled in disposition of subsidiaries	$–	$200	$–
Fair value of shares issued to acquire Intensity Holdings Limited	$–	$–	$1,298
Unrealized gain on investments in Intensity and Sentien	$–	$–	$876

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company" or “Portage”) is incorporated in the British Virgin Islands ("BVI") with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services ("PDS"), is located at 61 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under SEC rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is NASDAQ, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical stage immune-oncology company focused on overcoming immune resistance and currently managing 10 immuno-oncology assets at various development stages. We source, nurture and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by funding, implementing viable, cost-effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses products or technologies based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the "SalvaRx Acquisition"). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc. (“Rift”).  The Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs. During fiscal 2021, the Company abandoned its interests in Nekonal (see Note 10, “Acquisition and Business Combination”).

On June 5, 2020, the Company effected a 100:1 reverse stock split. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

Portage filed a shelf registration statement and prospectus with the Securities and Exchange Commission (“SEC”) under which it may sell shares, debt securities, warrants and units that Portage may sell in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement” or “Prospectus”). The specific terms of any securities to be offered pursuant to the base prospectus are specified in the sales agreement prospectus. The Registration Statement currently includes:

●	a base prospectus, which covers the offering, issuance and sales by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
●	a sales agreement supplemental prospectus covering the offer, issuance and sale by us in an “at the market” offering of up to a maximum aggregate offering price of up to $50,000,000 of our ordinary shares that may be issued and sold from time to time under sales agreement, or sales agreement, with Cantor Fitzgerald & Co., or Cantor Fitzgerald, the sales agent; and
●	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwriting with Cantor Fitzgerald.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 1. NATURE OF OPERATIONS (Cont’d)

The sales agreement with Cantor Fitzgerald permits the Company to sell in an at the market offering up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933 (the Securities Act). Upon termination of the sales agreement, any portion of the $50,000,000 included in the sales agreement prospectus that is not sold pursuant to the sales agreement will be available for sale in other offerings pursuant to the base prospectus, and if no shares are sold under the sales agreement, the full $50,000,000 of securities may be sold in other offerings pursuant to the base prospectus. See Note 2, “Liquidity” and Note 17, “Capital Stock” for a further discussion.

NOTE 2. LIQUIDITY

As of March 31, 2022, the Company had cash and cash equivalents of approximately $23.4 million and total current liabilities of approximately $0.8 million (inclusive of approximately $0.03 million warrant liability settleable on a non-cash basis). For the year ended March 31, 2022, the Company is reporting a net loss of approximately $19.2 million and cash used in operating activities of approximately $6.8 million. As of June 30, 2022, the Company had approximately $21.0 million of cash on hand.

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. Management believes the funds generated, along with existing cash and cash equivalents, will be sufficient to fund the Company’s research and development activities, as well as the expansion of its operating infrastructure and achievement of numerous developmental milestones. The amount raised is at least sufficient to fund operations through August 2023.

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

March 31, 2022 and 2021

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

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee.  Certain reclassifications have been made to prior years to conform with current year presentation.

These consolidated financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 22, “Financial Instruments and Risk Management”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors on August 1, 2022.

Consolidation

The consolidated financial statements include the accounts of the Company and,

(a)	SalvaRx Limited (“SalvaRx”), a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands.

(b)	iOx Therapeutics Ltd. (“iOx”), a United Kingdom (“U.K.”) based immune-oncology company, a 60.49% subsidiary, incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%. See Note 25(c), “Events After the Balance Sheet Date – Share Exchange Agreement - iOx” for a further discussion.

(c)	Saugatuck Therapeutics, Ltd. (“Saugatuck”), a 70% owned subsidiary incorporated in the British Virgin Islands. Saugatuck and subsidiary refers to Saugatuck and Saugatuck Rx LLC.

(d)	Portage Developmental Services, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

(e)	SalvaRx LLC, a 100% owned subsidiary through SalvaRx.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 3. BASIS OF PRESENTATION (Cont'd)

Consolidation (Cont’d)

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck.

The following companies were disposed of on March 3, 2021 (see Note 8, “Disposition of PPL”):

●	Portage Pharmaceuticals Ltd. (“PPL”), a wholly-owned subsidiary acquired in a merger on July 23, 2013, incorporated in the British Virgin Islands.

●	EyGen Limited, (“EyGen”), a wholly-owned subsidiary of PPL, incorporated on September 20, 2016, in the British Virgin Islands.

●	Portage Glasgow Ltd. (“PGL”), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. Non-controlling interests represent the 21.68% shareholder ownership interest in iOx and the 30% shareholder ownership interest in Saugatuck, which are consolidated by the Company. In years prior to March 31, 2021, non-controlling interest also included 35% in PGL. See Note 14, “Unsecured Notes Payable – iOx Unsecured Notes Payable” for a discussion of the Company’s settlement of loans with iOx.

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

March 31, 2022 and 2021

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

Measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

●	Financial assets at amortized cost (debt instruments);
●	Financial assets at FVTOCI; and
●	Financial assets at FVTPL.

Financial Assets at Amortized Cost (Debt Instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

- The financial asset is held within a business model with the objective of holding the financial asset in order to collect contractual cash flows; and

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

March 31, 2022 and 2021

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

Warrant Liability and Note Payable

During the year ended March 31, 2017, the Company's subsidiaries, PPL and EyGen, issued notes with warrants (see Note 14, “Unsecured Notes Payable” and Note 16, “Warrant Liability”). The warrants, which were exercisable for common shares of PPL and EyGen, expired in the year ended March 31, 2020.

Accordingly, at inception a portion of the proceeds was allocated to the fair value of the warrants and the remainder was recorded as a note payable. The warrants expired and the note payable was settled as part of the PPL disposition in March 2021 (see Note 8, “Disposition of PPL”).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

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

In connection with the SalvaRx Acquisition (see Note 10, “Acquisition and Business Combination”), the Company acquired notes payable and associated warrants, which were recorded at fair value on the date of the acquisition. See Note 14, “Unsecured Notes Payable” and Note 16, “Warrant Liability” for a further discussion.

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

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and on-demand deposits that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2022, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. The Company did not have any cash equivalents as of March 31, 2021.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

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

March 31, 2022 and 2021

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

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2022, 2021 and 2020. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation (see Note 19, “(Loss) Per Share”).

	As of March 31,
	2022	2021	2020
Stock options	1,151,400	868,000	2,980
Restricted stock units	378,740	243,000	–
Warrants	33,888	49,701	–

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

March 31, 2022 and 2021

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

March 31, 2022 and 2021

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Recent Accounting Pronouncements

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

(a)	Annual Improvements to IFRS Standards 2018-2020

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

These amendments were effective for annual periods beginning on or after January 1, 2022. The adoption of these amendments did not have a significant impact on the Company’s annual consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(b)	IAS 37: Onerous Contracts - Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment is effective for annual periods beginning January 1, 2022. The Company has determined that the effect of adopting IAS 37 on its consolidated financial statements will not be significant.

(c)	IAS 16: Proceeds Before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment is effective for annual periods beginning January 1, 2022. The Company has determined that the effect of adopting IAS 16 on its consolidated financial statements will not be significant.

(d)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(e)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10, “Consolidated Financial Statements,” and IAS 28, “Investments in Associates and Joint Ventures,” in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, “Business Combinations,” between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company is evaluating whether the adoption of the above amendment will have a material impact on its financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

	As of March 31,
(In thousands)	2022	2021

Prepaid insurance	$1,084	$1,445
Research & development tax credits	169	649
Tax deposits	142	–
Other prepaid expenses	45	48
Other receivables	40	34
Total prepaid expenses and other receivables	$1,480	$2,176

In October 2016, the Company's wholly-owned subsidiary, PPL, agreed to a settlement, from a claim made against a supplier, to receive $120,000 in annual instalments of $11,250.  Through March 31, 2022, the Company has collected the full amount. The balance of $33,750 was classified $11,250 as a current asset in prepaid expenses and other receivables and $22,500 as a long-term receivable as of March 31, 2021. The installment note receivable was assigned to Portage by PPL prior to the disposition of PPL (see Note 8, “Disposition of PPL”).

NOTE 6. INVESTMENT IN MARKETABLE EQUITY SECURITIES

As of March 31, 2020, the Company’s investment in marketable equity securities was comprised of 2,000 shares in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”), a public company listed on the New York Stock Exchange. The Company accounted for its investment in Biohaven as a financial asset classified as fair value through the statement of other comprehensive income (“FVTOCI”).

In August 2020, the Company sold the shares of Biohaven for proceeds of $140,000 resulting in a gain of $72,000.

The following table is a roll-forward of the investment in Biohaven as of and for the years ended March 31, 2022, 2021 and 2020:

	As of and for the years ended March 31,
(In thousands)	2022	2021	2020

Balance, beginning of year	$–	$68	$103
Unrealized (loss) gain on investment	–	–	(35)
Proceeds from the sale of the investment	–	(140)	–
Gain on sale	–	72	–
Balance, end of year	$–	$–	$68

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 7. INVESTMENT IN ASSOCIATE

Details of the Company’s associate as of March 31, 2022 and 2021 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of March 31, 2022	Voting Rights Held as of March 31, 2021
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

The following table is a roll-forward of the Company’s investment in Stimunity S.A. as of and for the years ended March 31, 2022 and 2021:

	As of and for the Years Ended March 31,
(In thousands)	2022	2021

Balance, beginning of year	$1,735	$1,225
Additional investment	–	1,000
Share of (loss)	(62)	(490)
Balance, end of year	$1,673	$1,735

On February 28, 2018, the Company made an initial investment of €0.5 million ($0.7 million) by subscribing to 3,780 new Class A shares of Stimunity SAS ("Stimunity"), a French simplified joint stock company located and operating in Paris, France, for a 27% equity interest.  One of the three directors on the Board of Directors is represented by the Company. The management of Stimunity is controlled by the two other founding shareholders of Stimunity. Management evaluated the Company's investment and concluded that the Company has significant influence and therefore its investment in Stimunity is accounted for using the equity method.

Under the Shareholders’ Agreement between the Company and the founders of Stimunity, the Company committed to a second investment in the amount of €1.5 million ($1.9 million) (the "Stimunity Commitment") by subscribing to 4,140 Class A shares at a price of €363 per share, upon Stimunity successfully completing agreed milestones (“Milestones”). On March 25, 2019, the Company made an additional discretionary investment of €0.6 million ($0.7 million) by subscribing to 1,945 ordinary shares at a price of €308.55 per share, increasing its ownership to approximately 37%.

On June 1, 2020, the Company made an additional of €0.9 million ($1.0 million) by executing its subscription for 2,479 Class A shares upon the achievement of certain Milestones, as provided in the Shareholders’ Agreement, increasing its equity share in Stimunity to 44%. See Note 20, “Commitments and Contingent Liabilities” and Note 25(d), “Events After the Balance Sheet Date – Stimunity Convertible Note” for a further discussion.

The Company accounts for its investment in Stimunity under the equity method and accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded equity in (loss) in Stimunity of ($62,000) and $(490,000) for the years ended March 31, 2022 and 2021, respectively.

Under the Shareholders’ Agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right, or (b) any dilutive issuance.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 7. INVESTMENT IN ASSOCIATE (Cont'd)

The following table illustrates the summarized financial information of the Company's investment in Stimunity S.A:

	As of March 31,
(In millions)	2022	2021
	(Unaudited)	(Unaudited)
Current assets	$1.8	$1.6
Non-current assets	$–	$–

Current liabilities	$0.6	$0.7
Non-current liabilities	$0.1	$.01
Equity	$1.1	$0.8

Company's share in equity – 44.0% and 44.0%	$0.5	$0.4

	Years Ended March 31,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$0.2	$0.1
Loss from operations	$(0.8)	$(1.5)
Net loss	$(0.4)	$(1.1)

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

NOTE 9. INVESTMENTS IN PRIVATE COMPANIES

The following table is a roll-forward of the investments in Intensity and Sentien as of March 31, 2022 and 2021:

(In thousands)	Intensity	Sentien	Total

Balance as of April 1, 2020	$7,409	$–	$7,409
Unrealized gain (loss) on investment	–	–	–
Balance as of March 31, 2021	7,409	–	7,409
Unrealized (loss) on investment	–	–	–
Balance as of March 31, 2022	$7,409	$–	$7,409

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 9. INVESTMENTS IN PRIVATE COMPANIES (Cont'd)

The following is a discussion of our investments in private companies as of March 31, 2022 and March 31, 2021.

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

During the year ended March 31, 2020, the Company recorded an unrealized gain of $1.6 million with respect to its investment in Intensity based upon Intensity’s then most recent valuation. There was no unrealized gain or loss recognized during the years ended March 31, 2022 and 2021.

As of March 31, 2022 and March 31, 2021, the Company owned approximately 7.35% and 8%, respectively, of the outstanding shares of Intensity, on a fully diluted basis.

On October 28, 2021, Intensity Therapeutics, Inc. filed a Form S-1 Registration Statement with the SEC to register shares for a public offering. The offering was approved by the SEC, but subsequently withdrawn prior to closing. Intensity is still evaluating market conditions to determine the timing of an offering. As of March 31, 2022, the Company has valued its investment in Intensity based on Intensity’s Series C Preferred Stock Offering completed in 2020. If the offering is successful, the Company will value its investment in Intensity based upon fair value (market price) and will record periodic changes in carrying value through OCI.

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien (“Preferred Stock”), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into an equal number of common shares. The Company’s holdings represent 5.06% of the equity of Sentien on a fully diluted basis as of each of March 31, 2022 and March 31, 2021. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with changes in fair value recorded through other comprehensive income. As of March 31, 2020, the Company recorded an unrealized loss of $0.7 million after determining that cost no longer was the best estimate of fair value due to a significant change in the strategy of Sentien and determined that the investment in Sentien no longer had any fair value as Sentien was no longer pursing the proposed indication from the time of the Company's initial investment.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

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

The following table presents unaudited supplemental pro forma consolidated net income based on SalvaRx's historical reporting periods as if the SalvaRx Acquisition had occurred as of April 1, 2018 (in thousands):

Year Ended March 31,	2019
Net loss	$(5,160)
Net loss applicable to common stockholders	$(3,920)
Net loss per share, basic and diluted	$(0.01)

NOTE 11. GOODWILL

	As of March 31,
(In thousands)	2022	2021

Balance, beginning of year	$43,324	$43,324
Balance, end of year	$43,324	$43,324

The Company’s goodwill arose from the acquisition of SalvaRx and its portfolio of several projects and investments.

As of March 31, 2022, the Company determined that it has only one cash-generating unit (“CGU”), the consolidated Portage Biotech, Inc.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 11.  GOODWILL (Cont'd)

Impairment Review

On an annual basis, pursuant to IAS 36, “Impairment of Assets,” the Company assesses its long-lived assets with definite lives, which are not yet available for use, for potential indicators of impairment. At the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the year ended March 31, 2022.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of fiscal 2022 and fiscal 2021 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

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

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.5% and 20.0% as of March 31, 2022 and 2021, respectively, based on the individual characteristics of the Company’s CGU, the risk-free rate of return and other economic and operating factors.

The recoverable amount exceeded the carrying amount of goodwill and therefore no impairment was considered necessary as of March 31, 2022 and 2021.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 12. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in thousands):

Project #	Description	Value as of March 31, 2022	Value as of March 31, 2021
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$84,213	$84,213
PORT 3 (IMM65)	Ovarian/Prostate Cancers	32,997	32,997
		117,210	117,210
Oncomer/Saugatuck	DNA Aptamers	178	178
		$117,388	$117,388

Deferred tax liability		$30,198	$24,050

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. As indicated above, the Company did identify an external indicator of potential impairment. Pursuant to IAS 36, the Company completed its review of underlying fundamentals, execution, advancement of assets and value creation activities and concluded that no provision for impairment was required.

Deferred tax liability (DTL) represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D, which is taxable in the U.K.

Deferred tax liability related to IPR&D at iOx is subject to tax in the U.K. As of March 31, 2022 and 2021, iOx had a deferred tax liability of approximately $30.2 million and approximately $24.1 million, respectively. On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx. As the IPR&D process is in the U.K., the deferred tax had been recorded at 17%, the rate applicable in the U.K. During the year ended March 31, 2020, the Company recorded a tax expense of $2.2 million, including $2.3 million to increase the deferred tax liability due to the increase in the U.K. tax rate to 19% in March 2020, $0.4 million of a return to provision adjustment and a decrease due to a refundable research and development credit of $0.5 million. In 2022, the Company recorded $7.0 million increase in deferred income taxes to reflect a change in the U.K. income tax rate and recognized $0.7 million of current year losses and $0.8 million of prior year losses.

Additionally, as the deferred tax liability may be settled in the future in Great British pounds (“GBP”), the Company decreased the deferred tax liability by $1.1 million as of March 31, 2022 and increased the deferred tax liability by $2.4 million as of March 31, 2021, respectively, to reflect the difference in exchange rates from period to period.

NOTE 13.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of March 31,
(In thousands)	2022	2021

Accounts payable	$188	$113
Accrued bonuses	193	–
Accrued legal fees	186	–
Accrued other professional fees	75	77
Accrued accounting and auditing fees	69	59
Insurance premium note	–	1,651
Accrued interest	–	5
Other	39	33
Total accounts payable and accrued liabilities	$750	$1,938

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 14.  UNSECURED NOTES PAYABLE

Following is a roll-forward of notes payable:

	CURRENT	CURRENT	NON-CURRENT
(In thousands)	PPL	iOx	SalvaRx	Total

Balance, April 1, 2020	$200	$100	$3,361	$3,661
Repayment	–	–	(1,020)	(1,020)
Amortization of debt discount	–	–	76	76
Value of notes exchanged in warrant exercise	–	–	(2,640)	(2,640)
Settlement in connection with disposition of PPL	(200)	–	–	(200)
Loss on extinguishment of debt	–	–	223	223
Proceeds from loan payable	–	50	–	50
Balance, March 31, 2021	$–	$150	$–	$150
Exchange of notes payable and accrued interest for iOx shares	–	(150)	–	(150)
Balance, March 31, 2022	$–	$–	$–	$–

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

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx. On the Acquisition Date, the fair value of the warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black-Scholes model.

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

Four of the Company's directors, Gregory Bailey, James Mellon (former director), Steven Mintz (in trust) and Kam Shah, received, in total, 363,718 of the warrants pursuant to this transaction. Subsequent to the exercise of the warrants in October 2020, Portage had 12,083,395 and 49,701 issued and outstanding shares and warrants, respectively.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 14.  UNSECURED NOTES PAYABLE (Cont'd)

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

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%.

NOTE 15. INCOME TAXES

The Company is a British Virgin Island business company. The Government of the British Virgin Islands does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The benefit from (provision for) income taxes consists of the following:

	Years Ended March 31,
(In thousands)	2022	2021

Current:
Federal	$–	$–
State and local	–	–
Foreign	42	149
Current	42	149

Deferred:
Federal	–	–
State and local	–	–
Foreign	(4,394)	(2,446)
Deferred	(4,394)	(2,446)
Provision for income taxes	$(4,352)	$(2,297)

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 15. INCOME TAXES (Cont’d)

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the years ended March 31, 2022 and 2021 ($ in thousands):

	Years Ended March 31,
	2022	2021
Loss on ordinary activities before tax	$1,342	$–
Statutory U.S. income tax rate	21.0%	21.0%
Loss at statutory income tax rate	282	–
Losses (unrecognized)	(282)	–
Income tax benefit (expense)	$–	$–

The Company has a $1.3 million net operating loss, which expires March 31, 2042.

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the years ended March 31, 2022 and 2021 ($ in thousands):

	Years Ended March 31,
	2022	2021
Loss on ordinary activities before tax	$4,127	$1,218
Statutory U.K. income tax rate	19.0%	19.0%
Loss at statutory income tax rate	784	231

Change (increase) in deferred income tax rate	(6,998)	—
Recognition of deferred tax assets	722	—
Foreign currency effect	1,098	(2,542)
Other adjustments	—	96
Research and development credit	42	149
Losses (unrecognized)	—	(231)
Income tax expense	$(4,352)	$(2,297)

Research and development credit receivables of $0.2 million and $0.6 million were included in prepaid expenses and other receivables on the consolidated statements of financial position as of March 31, 2022 and 2021, respectively.

The following is a reconciliation of financial statement loss to tax basis loss (in thousands):

	Year Ended March 31, 2022				Year Ended March 31, 2021
	United States	BVI	United Kingdom	Total	United States	BVI	Foreign	Total

Pre-tax (loss)	$(1,342)	$(9,348)	$(4,127)	$(14,817)	$–	$(13,674)	$(1,218)	$(14,892)
Losses not subject to tax	–	9,348	–	9,348	–	13,674	–	13,674
Taxable (loss)	$(1,342)	$–	$(4,127)	$(5,469)	$–	$–	$(1,218)	$(1,218)

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 15. INCOME TAXES (Cont’d)

As of March 31, 2022 and 2021, the Company's deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (in thousands):

	As of March 31,
	2022	2021
Deferred tax assets:
Net operating loss	$(3,253)	$(1,689)
Deferred tax asset (unrecognized)	1,500	1,689
Deferred tax asset	(1,753)	–

Deferred tax liabilities:
In-process research and development	30,198	24,050
Deferred tax liability	30,198	24,050

Net deferred tax liability	$28,445	$24,050

iOx generated research and development cash credits of approximately $0.04 million and $0.1 million that have been recorded for the years ended March 31, 2022 and 2021, respectively.

As of March 31, 2022, the Company had U.S. deferred tax assets of $0.3 million, which were not recognized for financial statement purposes. There were no U.S. deferred tax assets as of March 31, 2021.

As of March 31, 2022, 2021 and 2020, cumulative tax losses for iOx were approximately $13.0 million, $8.9 million and $7.7 million, respectively.

As of March 31, 2022 and 2021, iOx had a deferred tax liability of approximately $28.4 million and approximately $24.1 million, respectively. On January 8, 2019, the Company recognized a $19.8 million deferred tax liability for the difference between the book and income tax basis of IPR&D acquired as part of the acquisition of SalvaRx. As the IPR&D process is in the U.K., the deferred tax had been recorded at 17%, the rate applicable in the U.K. During the year ended March 31, 2020, the Company recorded a tax expense of $2.2 million, including $2.3 million to increase the deferred tax liability due to the increase in the U.K. tax rate to 19% in March 2020, $0.4 million of a return to provision adjustment and a decrease due to a refundable research and development credit of $0.5 million. In 2022, the Company recorded $7.0 million increase in deferred income taxes to reflect a change in the U.K. income tax rate and recognized $0.7 million of current year losses and $0.8 million of prior year losses.

Additionally, as the deferred tax liability may be settled in the future in GBP, the Company decreased the deferred tax liability by $1.1 million at March 31, 2022 and increased the deferred tax liability by $2.4 million as of March 31, 2021, respectively, to reflect the difference in exchange rates from period to period.

There is no expiration date for accumulated tax losses in the U.K. entities.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 16. WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity (see Note 14, “Unsecured Notes Payable”):

	PBI
	Exercise Price	Warrants	Amount
			In 000’$
Warrants outstanding, April 1, 2021	$6.64	49,701	$1,120
Exercise of warrants as of March 31, 2022	$6.64	(15,813)	(235)
Fair value adjustment as of March 31, 2022 (1) (2)	–	–	(852)
Warrants outstanding, March 31, 2022	$6.64	33,888	$33

(1) Portage warrant liability valued at contract price, adjusted for fair value using the Black-Scholes model.

The Black-Scholes assumptions used in the fair value calculation of the warrants as of March 31, 2022 were:

Risk free rate: 1.06%

Expected Dividend: $0

Expected Life: 0.53 years

Volatility: 51.49%

(2)	The Company recognized a gain (loss) of $0.9 million, $(0.8) million and $0.02 million in the years ended March 31, 2022, 2021 and 2020, respectively, to reflect the change in fair value of the underlying warrants. The warrants expire in October 2022.

NOTE 17. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of common shares without par value.
(b)	Following is a roll-forward of ordinary shares for the years ended March 31, 2022 and 2021:

	Years Ended March 31,
	2022		2021
	Ordinary Shares	Amount	Ordinary Shares (c)	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of year	12,084	$130,649	10,988	$117,817
Shares issued in public offering and ATM	1,241	27,216	–	–
Warrants exercised	16	339	–	–
Shares issued for services	8	120	1	25
Shares issued in a private placement, net of issue costs	–	–	698	6,732
Exchange of SalvaRx warrants for Portage warrants	–	–	–	2,640
Settlement of non-controlling interest in SalvaRx	–	–	–	2,451
To reflect warrants issued and outstanding (d)	–	–	–	(330)
Fair value adjustment for shares issued at a discount in SalvaRx	–	–	397	1,256
Expiration of unexercised stock options	–	–	–	58
Balance, end of year	13,349	$158,324	12,084	$130,649

(c)	Number of ordinary shares have been retroactively adjusted to reflect the impact of 100:1 reverse stock split on June 5, 2020.
(d)	Represents the contractual value of the Portage warrants, which was adjusted to fair value of $271 using the Black-Scholes model in the year ended March 31, 2021.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 17. CAPITAL STOCK (Cont’d)

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

During the quarter ended June 30, 2021, the Company commenced an “at the market” offering, under which it sold 90,888 shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses. The Company is using the net proceeds raised to fund its research and development activities and support operations. The amount raised is sufficient to fund operations through at least March 2023. Funds may be used to accelerate development activities to advance the Company’s product portfolio, working capital and general corporate purposes.

See Note 25, “Events After the Balance Sheet Date” for a discussion of additional ordinary shares issued.

NOTE 18. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the years ended March 31, 2022 and 2021:

	Years Ended March 31,
	2022		2021
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve

Balance, beginning of year	$11,468	$7,977	$10,618	$58
Share-based compensation expense	191	8,951	850	7,977
Expiration of unexercised stock options	–	–	–	(58)
Balance, end of year	$11,659	$16,928	$11,468	$7,977

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 18. STOCK OPTION RESERVE (Cont’d)

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

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units and dividend equivalent rights (the "2021 Equity Incentive Plan"). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of US$17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board of Directors’ vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director) vest 1/3 on each of the first three anniversaries of the date of grant.

Additionally, the Company granted 243,000 restricted stock units on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The restricted stock units vested on the date of grant, but underlying shares cannot be sold until one of four conditions are met.  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board of Directors unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated 2021 Equity Incentive Plan”). The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding common shares in the capital of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of shares not to exceed an additional five percent (5%) of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options (should shareholder approval be sought and obtained) under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 18. STOCK OPTION RESERVE (Cont’d)

Pursuant to the Amended and Restated 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of US$10.22 per share, representing the average price of the shares on the day of grant (January 19, 2022), which expire on January 19, 2032 to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board of Directors’ and vest on the first anniversary of the date of the grant. The balance of 288,200 stock options were granted to employees (one of whom is also a director), and a consultant, which vest ratably on each of the first four annual anniversaries of the date of the grant.

Additionally, the Company granted 135,740 restricted stock units to employees (one of whom is also a director) on January 19, 2022, with a fair value of US$10.22 per share, representing the average price of the shares on the day of grant (January 19, 2022). The restricted stock units were fully vested and nonforfeitable as of the date of the grant and will expire on January 19, 2032.

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board of Directors. Mr. Mellon owned approximately 23.9% of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board of Directors from 2016 to August 14, 2020. On February 15, 2022, in connection with the appointments, each of these directors were granted 13,800 non-incentive stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, the average price of the stock on February 15, 2022, the day immediately preceding the grant date, and will expire, if unexercised, on February 15, 2032.

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

Following are the weighted average assumptions used in the calculation of the fair value of the vested and unvested options on the Acquisition Date, with respect to the iOx Option Plan:

Assumption	Vested Options
Grant Date	November 28, 2016
Risk free interest rate	2.6%
Expected dividend	Nil 0
Expected volatility	80%
Expected life	1.3 years
Fair value of iOx stock	US$4,630.35

Following are the weighted average assumptions used in connection with the January 13, 2021 option grant, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Vested Options	Unvested Options
Risk free interest rate	0.48%	0.48%
Expected dividend	Nil 0	Nil 0
Expected volatility	139%	144%
Expected life	5.5 years	6.0 years
Fair value of Portage stock	US$16.66	US$17.11

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 18. STOCK OPTION RESERVE (Cont’d)

Following are the weighted average assumptions used in connection with the January 19, 2022 option grant, with respect to the

Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	1.09%
Expected dividend	Nil 0
Expected volatility	116%
Expected life	6.2 years
Fair value of Portage stock	US$8.74

Following are the weighted average assumptions used in connection with the February 15, 2022 option grant, with respect to the

Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	1.99%
Expected dividend	Nil 0
Expected volatility	111%
Expected life	6.0 years
Fair value of Portage stock	US$7.20

(b)	The movements in the number of options issued for the years ended March 31, 2022 and 2021were:

	PBI Amended and Restated 2021 Equity Incentive Plan		PBI 2013 Option Plan		iOx Option Plan (Subsidiary Plan)
	Years Ended March 31,		Years Ended March 31,		Years Ended March 31,
	2022	2021	2022	2021	2022	2021
Balance, beginning of year	868,000	–	–	2,980	1,924	2,599
Granted	343,400	868,000	–	–	–	–
Expired or forfeited	(60,000)	–	–	(2,980)	(649)	(675)
Balance, end of year	1,151,400	868,000	–	–	1,275	1,924
Exercisable, end of year	405,997	116,666	–	–	1,275	1,604

The Board discontinued the 2013 Option Plan in fiscal 2019.

(c)	The following are the weighted average exercise price and the remaining contractual life for outstanding options by plan as of March 31, 2022 and 2021:

	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
	As of March 31,		As of March 31,
	2022	2021	2022	2021
Weighted average exercise price	$15.47	$17.75	$157.60	$165.20
Weighted average remaining contractual life (in years)	9.10	9.79	0.05	0.95

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price on the date of the grants for all options outstanding as of March 31, 2022 and March 31, 2021.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 18. STOCK OPTION RESERVE (Cont’d)

The Company recorded approximately $8.9 million and $8.0 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the years ended March 31, 2022 and 2021, respectively. The Company expects to record additional share-based compensation expense of approximately $6.3 million through January 2026 with respect to the Amended and Restated 2021 Equity Incentive Plan. Additionally, the intrinsic value of the stock options granted under the Amended and Restated 2021 Equity Incentive Plan was nil at March 31, 2022.

The Company recorded approximately $0.2 million, $0.9 million and $2.2 million of share-based compensation expense related to the iOx stock option plan for the years ended March 31, 2022, 2021 and 2020, respectively. As of March 31, 2022, the Company’s iOx stock option plan was fully vested. Additionally, the intrinsic value of the iOx stock options was approximately $0.1 million at March 31, 2022, all of which is associated with vested exercisable options.

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

The following table reflects the loss and share data used in the basic and diluted EPS calculations (dollars in thousands, except per share amounts):

	Years Ended March 31,
	2022	2021	2020
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(16,870)	$(15,833)	$(5,333)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	13,060	11,733	10,952
Basic and diluted (loss) per share (Actual)	$(1.29)	$(1.35)	$(0.49)

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2022, 2021, and 2020. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation.

	As of March 31,
	2021	2020
Stock options	1,151,400	868,000
Restricted stock units	378,740	243,000
Warrants	33,888	49,701

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 20. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (“MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agrees to provide services as Contract Research Organization (“CRO”) provided in a work order (“Work Order”) effective June 1, 2022 under which Parexel will operate a Phase 2 study of IMM60 and pembrolizumab in advanced melanoma and NSCLC. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million.

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

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the Board of Directors of Stimunity (see Note 7, “Investment in Associate” and Note 25(d) “Stimunity Convertible Note”).
(b)	iOx. Two of the three directorships on the Board of Directors of iOx is controlled by Portage. Additionally, Portage has an observer on the Board of iOx. The CEO of Portage is also the CEO of iOx, and the management team of the Company comprise the management team of iOx.
(c)	Saugatuck. One of the three directorships on the Board of Directors of Saugatuck is controlled by Portage. Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck (see Note 10, “Acquisition and Business Combination”).
(d)	Intensity. The CEO of Portage is an officer of Intensity and both he and the VP of Projects and Operations of the Company provide services to Intensity. The Company commenced invoicing Intensity for such services in February 2022 (see Note 9, “Investments in Private Companies”). Additionally, Intensity provides services (primarily rent) to Portage, which is billed monthly. Portage paid Intensity $83,437, $77,088 and $62,132 for the years ended March 31, 2022, 2021 and 2020, respectively.
(e)	PGL. PPL held 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL. The Company disposed of 100% of its interests in PPL and PGL on March 3, 2021 (see Note 8, “Disposition of PPL”).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 21. RELATED PARTY TRANSACTIONS (Cont'd)

(f)	Portage Development Services. Portage Development Services is a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement.

The following are significant related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

Interest expense includes $78,427 and $226,018 interest incurred in the years ended March 31, 2021 and 2020, respectively, on notes issued to members of the Portage Board of Directors. The SalvaRx Notes were settled as of August 6, 2020 and, accordingly, no further interest expense was incurred. In connection with the settlement of the SalvaRx Notes, $692,045 of accrued interest and $805,000 of principal was paid to directors. The directors also exchanged an aggregate $2,415,000 of notes payable for SalvaRx warrants at a price of $6.64, which were exchanged for Portage warrants and converted to Portage stock on October 13, 2020 (see Note 14, “Unsecured Notes Payable”).

In January 2020, a board member of the Company advanced the Company $1.0 million, which was repaid in July 2020. There was no interest or fees associated with this advance.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership up from 60.49% to 78.32%. See Note 25(c), “Events After the Balance Sheet Date – Share Exchange Agreement - iOx” for a further discussion.

Employment Agreements

PDS entered into a Services Agreement with its CEO effective December 15, 2021. The Services Agreement provides that the CEO will receive a base salary of $618,000, plus cost-of-living increases. The Services Agreement provides for annual increases based upon the review of the base salary by the board of directors prior to the anniversary of the Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board of Directors and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the Services Agreement.

Under the Services Agreement, the CEO may terminate his employment at any time for Good Reason, as defined in the Services Agreement. We may terminate the CEO’s employment immediately upon his death, upon a period of disability or without “Just Cause”, as defined. In the event that the CEO’s employment is terminated due to his death or Disability, for “Good Reason” or without “Just Cause,” he will be entitled to Accrued Benefits (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits, which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and the Company shared such costs during his period of employment.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 21. RELATED PARTY TRANSACTIONS (Cont'd)

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If the CEO’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligations, the Company will provide the following “Change in Control Severance Benefits”:

(1)	The Company will pay the Base Salary continuation benefit for eighteen (18) months;

(2)	The Company will pay the life insurance benefit for eighteen (18) months;

(3)	The Company will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be paid in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the CEO with continued medical and dental benefits, as described above, for eighteen (18) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into Services Agreements with each of our four other senior officers (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021 and one of which is dated December 15, 2021. Each of the Services Agreements provides for an initial term of two years and are automatically renewed for one-year periods (except one, which provides for an initial term of one year and is automatically renewed for one-year periods). The Services Agreements initially provide for annual base salaries ranging from $175,000 to $348,000 and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

The Services Agreements can be terminated by the Company without “Just Cause”, by death or Disability, or by the Executive for “Good Reason”. In such instances, the Services Agreements provide for the payment of Accrued Obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, Executives (except one) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate the Company and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 21. RELATED PARTY TRANSACTIONS (Cont'd)

If Executive’s employment by the Company is terminated by the Company or any successor entity without “Just Cause” (not including termination by virtue of CEO’s death or Disability) or by Executive for Good Reason within twelve (12) months following the effective date of a “Change in Control” (as defined), then in addition to paying or providing Executive with the Accrued Obligations, the Company will provide the following “Change in Control Severance Benefits” (except in one case in which Executive is entitled to Item (5) and 50% of Items (1) and (3) below):

(1)	The Company will pay the Base Salary continuation benefit for twelve (12) months;

(2)	The Company will pay the life insurance benefit for twelve (12) months;

(3)	The Company will pay an additional amount equivalent to Executive’s target annual bonus calculated using the Bonus Percentage for the performance year in which Executive’s termination occurs. This bonus will be payable in twelve equal installments commencing on the first payroll date that is more than sixty (60) days following the date of termination of Executive’s employment, with the remaining installments occurring on the first day of the month for the eleven (11) months thereafter;

(4)	The Company will provide the Executive with continued medical and dental benefits, as described above, for twelve (12) months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Services Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the Executive’s employment with the Company and for a period of one year after termination of employment.

Bonuses & Board Compensation Arrangements

In December 2021, the Compensation Committee approved performance bonuses payable to senior management totaling $0.7 million. The bonuses were paid in December 2021.

In addition, the Compensation Committee of the Board established board of director compensation. Effective January 1, 2022, each non-executive board member will be entitled to receive cash board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-executive board member will be entitled to an annual grant of 6,900 options to purchase common shares, which would vest the first annual anniversary of the date of grant.

The chairman of the Board will be entitled to an annual cash fee of $30,000, payable quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nomination Committee will be entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees will be entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s consolidated statements of financial position consist of the following:

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as of March 31, 2022 and March 31, 2021:

	As of March 31,
	2022		2021
(In thousands)	Amortized Cost	Fair Value through Other Comprehensive Income (FVTOCI)	Amortized Cost	FVTOCI

Financial assets
Cash and cash equivalents	$23,352	$–	$2,770	$–
Prepaid expenses and other receivables	$1,480	$–	$2,176	$–
Investments	$–	$9,082	$–	$9,144

	Amortized Cost	Fair Value through Profit or Loss (FVTPL)	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$750	$–	$1,938	$–
Unsecured notes payable	$–	$–	$150	$–
Warrant liability	$–	$33	$–	$1,120

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

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

Unsecured Notes Payable: The fair value is estimated using a Black-Scholes model (Level 3) (see Note 14, “Unsecured Notes Payable”).

Warrant Liability: The fair value is estimated using a Black-Scholes model (Level 3) (see Note 16, “Warrant Liability”).

There have been no transfers between levels of the fair value hierarchy for the years ended March 31, 2022 and 2021.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s consolidated statements of financial position.

Cash and cash equivalents. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Other Receivables. The Company was exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (see Note 5, “Prepaid Expenses and Other Receivables”), originally payable over the next four years. The installment note was repaid in full in July 2021.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Liquidity” and Note 17, “Capital Stock” for a discussion of the Company’s share offering.

NOTE 23. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued expenses of approximately $0.8 million as of March 31, 2022 (approximately $1.9 million as of March 31, 2021) and current assets of approximately $24.8 million as of March 31, 2022 (approximately $4.9 million as of March 31, 2021). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of March 31, 2022, shareholders’ equity attributable to the owners of the company was approximately $121.2 million (approximately $101.4 million as of March 31, 2021).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2022 and 2021.

NOTE 24. NON-CONTROLLING INTEREST

(In thousands)	PGL	SalvaRx	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2020	$(81)	$2,451	$46,712	$28	$49,110
Share-based compensation expense	–	–	850	–	850
Exchange of SalvaRx warrants for Portage warrants in SalvaRx Notes settlement	–	(2,451)	–	–	(2,451)
Net (loss) attributable to non-controlling interest	81	–	(1,389)	(48)	(1,356)
Non-controlling interest as of March 31, 2021	$–	$–	$46,173	$(20)	$46,153
Share-based compensation expense	–	–	191	–	191
Exchange of notes payable, accrued interest and warrants for iOx shares	–	–	184	–	184
Net (loss) attributable to non-controlling interest	–	–	(1,847)	(452)	(2,299)
Non-controlling interest as of March 31, 2022	$–	$–	$44,701	$(472)	$44,229

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. See Note 14, “Unsecured Notes Payable – iOx Unsecured Notes Payable” for a further discussion.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 25. EVENTS AFTER THE BALANCE SHEET DATE

(a)	Tarus Therapeutics, Inc. Merger Agreement

On July 1, 2022, the Company, its wholly-owned subsidiary, Tarus Acquisition Inc., and Tarus Therapeutics, Inc., a Delaware Corporation advancing adenosine receptor agonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into a wholly-owned subsidiary of the Company with the surviving entity renamed Tarus Therapeutics, LLC. The Tarus merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis, dated October 29, 2019, and the Call Option under the License Agreement, which was exercised on November 5, 2020.

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities.

3.	All documents and supplies related to Adenosine Compounds including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development.

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements.

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds.

6.	All CRO agreements and protocol related documents for Adenosine Compounds.

7.	All current documents related to market research, forecasting, budgets and competitive intelligence.

8.	Rights to the use of Tarus Therapeutics name for regulatory purposes.

As consideration for Tarus, the Company issued to Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18M divided by the 60-day Volume Weighted Average Price per share. The shares are unregistered and subject to lock-ups for terms ranging from six to twelve months. Additionally, payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones. As a result of the transaction:

•	The Company also assumed $2M short-term debt held by Tarus and deferred license milestones obligations ($1M plus interest).

•	Upon enrolling the first patient in a Phase 2 clinical trial, Portage will pay an additional one-time payment of $15M. Payment will be in the form of cash or PRTG stock (at the discretion of Portage).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 25. EVENTS AFTER THE BALANCE SHEET DATE (Cont’d)

(b)	Purchase Agreement

On July 6, 2022 (the “Signing Date”), the Company entered into a Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln”), pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Purchase Agreement, Lincoln will be obligated to purchase ordinary shares in three different scenarios as described below.

Upon execution of the Purchase Agreement, The Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee valued at $0.9 million The Company has the right to terminate the Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Purchase Agreement.

The Purchase Agreement does not impose any financial or business covenants on the Company and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three (3) year anniversary of the Signing Date, excluding, however, an at-the-market (“ATM”) transaction with a registered broker-dealer.

In connection with the Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 6, 2022. Pursuant to the Registration Rights Agreement, the Company agreed, that within the time required under Rule 424(b) under the Securities Act, it will file with the SEC the Initial Prospectus Supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Purchase Agreement. All reasonable expenses of the Company incurred through the registration of the ordinary shares under the Purchase Agreement shall be paid by the Company.

(c)	Share Exchange Agreement - iOx

On July 18, 2022, the Company entered into a Share Exchange Agreement with each of the minority shareholders of iOx (Sellers). Under the terms of the Share Exchange Agreement, each Seller shall sell to Company, and Company shall acquire from each Seller, legal and beneficial ownership of the number of iOx Shares held by each Seller, free and clear of any Share Encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage Shares to be allocated among the Sellers based upon their relative ownership. Upon the completion of the Share Exchange, Portage owns 100% of the issued and outstanding shares of iOx.

As additional consideration for the sale of the iOx Exchange Shares to the Company, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25M calculated at the Per Share Earnout Price, as defined, upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/agonist) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to pay the Sellers up to USD $25M in cash.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2022 and 2021

NOTE 25. EVENTS AFTER THE BALANCE SHEET DATE (Cont’d)

(d)	Stimunity Convertible Note

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a Convertible Note with a maturity date of September 1, 2023 (the “Maturity Date”). The Convertible Note provides for interest at 7% per annum. The Convertible Note is automatically converted upon Stimunity commencing a Series A subscription round for €20 million. If such Subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Convertible Note at the subscription share price less 15%. Additionally, if subscribers create a new category of shares with additional rights of less than €5 million (the “Minimum Raise”), the Company will have the right to convert the Convertible Note and historical shares owned into the new category of shares. In the event that Stimunity does not close a subscription prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert at €363.00 per share or the raise price less 15%, whichever is lower. The Convertible Note is expected to be funded by September 1, 2022.

It is anticipated that such Convertible Note will be funded by existing cash and cash provided under the ELOC.

(b)  EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit No.	Description of Exhibit

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on June 21, 2022 - Incorporated herein by reference to Exhibit 99.1 to Form 6-K filed on June 23, 2022.

2.1*	Description of Rights of Stock Registered under Section 12 of the Exchange Act.

2.2	Agreement and Plan of Merger and Reorganization among Portage Biotech Inc., Portage Merger Sub 1, Inc., Portage Merger Sub 2, LLC, Tarus Therapeutics, Inc. and Shareholder Representative Services LLC dated as of July 1, 2022 - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 8, 2022.

2.3	Share Exchange Agreement dated as of July 18, 2022, by and among Portage Biotech Inc., SalvaRx Ltd., and each of the shareholders of iOx Therapeutics Ltd. - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 19, 2022.

4(a).1	Controlled Equity OfferingSM Sales Agreement by and between Portage Biotech Inc. and Cantor Fitzgerald & Co., dated February 24, 2021 - Incorporated herein by reference to Exhibit 1.1 to Form F-3 filed on February 24, 2021.

4(a).2	Underwriting Agreement, dated as of June 24, 2021 the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. - Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on June 24, 2021.

4(c)(iv).1	2011 Consultant Stock Compensation Plan - Incorporated herein by reference to Exhibit 10.1 to Form S-8 filed on April 21, 2011.

4(c)(iv).2	2013 Stock Option Plan - Incorporated herein by reference to Exhibit 10 to Form S-8 filed on December 19, 2013.

4(c)(iv).3	Stock Option Plan - Incorporated herein by reference to Exhibit 10 to Form S-8 filed on March 17, 2015.

4(c)(iv).4	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 4(c)(iv).4 to Form 20-F filed on July 29, 2021.

4(c)(iv).5*	Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan dated as of January 19, 2022.

8.1*	List of Subsidiaries.

10.1	Form of Lock-Up Agreement dated July 1. 2022 - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on July 8, 2022.

81

(b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

10.2	Form of Lock-Up Agreement dated July 1, 2022 - Incorporated herein by reference to Exhibit 10.2 to Form 6-K filed on July 8, 2022.

10.3	Purchase Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.3 to Form 6-K filed on July 8, 2022.

10.4	Registration Rights Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.4 to Form 6-K filed on July 8, 2022.

10.5*	Services Agreement effective as of December 15, 2021, by and between Portage Development Services Inc. and Ian B. Walters, MD.

10.6*	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Allan Shaw.

10.7*	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Robert Kramer, PhD.

10.8*	Services Agreement effective as of December 15, 2021, by and between Portage Development Services Inc. and Steven Innaimo.

10.9*	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Brian Wiley.

10.10*	Form of Share Option Agreement dated as of January 13, 2021.

10.11*	Form of Share Option Agreement dated as of January 13, 2021.

10.12*	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 13, 2021.

10.13*	Form of Share Option Agreement dated as of January 19, 2022.

10.14*	Form of Share Option Agreement dated as of January 19, 2022.

10.15*	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 19, 2022.

10.16*	Form of Share Option Agreement dated as of February 15, 2022.

11.1	Charter of Audit and Compensation Committee Regarding Compensation Matters - Incorporated herein by reference to Exhibit 11.1 to Form F-20 filed on July 31, 2014.

11.2	Charter of Audit and Compensation Committee Regarding Audit Matters - Incorporated herein by reference to Exhibit 11.2 to Form F-20 filed on July 31, 2014.

11.3	Code of Conduct - Incorporated herein by reference to Exhibit 11.3 to Form F-20 filed on July 31, 2014.

11.4*	Nominating Committee Charter.

82

(b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Marcum LLP.

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2022 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

_________________

* Filed herewith

83

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 29th day of July, 2022

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters
Title:	Chief Executive Officer

By:	/s/ Allan Shaw
Title:	Chief Financial Officer

84