Form 20-F
period 2023-03-31
PORTAGE BIOTECH INC.
filed 2023-07-31
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ______________ to ______________

Commission file number: 001-40086

Portage Biotech Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

British Virgin Islands A6
(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands,VG1110.
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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report.  Ordinary shares without par value – 17,801,391 as at July 31, 2023

Indicate by check mark if the registrant is a well-known seasoned issuer, defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐           Accelerated filer ☐               Non-accelerated filer ☒               Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

iii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (“Annual Report”) includes “forward-looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “should,” “could,” “targets,” “projects,” “predicts,” “plans,” “potential,” or “continue,” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

•	clinical development of our product candidates, including the timing for availability and release of results of current and future clinical trials;

•	our expectations regarding regulatory communications, submissions or approvals;

•	the potential functionality, capabilities, benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	our need for financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our product candidates; and

•	our selection and licensing of product candidates.

Our business focus is that of being primarily a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. We do not anticipate directly engaging in the commercialization of the product candidates we develop.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in “Item 3 - Key Information - Risk Factors”.

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

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status

Portage Biotech Inc. is a British Virgin Islands (“BVI”) business company pursuant to the Certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2013. More than 50% of our ordinary shares were held by non-United States residents as of the last measurement date. As a result, we believe that we qualify as a "foreign private issuer" for continuing to report regarding the registration of our ordinary shares using this Form 20-F annual report format.

Currency

The financial information presented in this Annual Report is expressed in United States dollars ("US $"), except where otherwise indicated, and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required since this is an annual report.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required since this is an annual report.

ITEM 3 – KEY INFORMATION

(A)	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2023, 2022 and 2021, and the Balance Sheet data as of March 31, 2023 and 2022 are derived from our audited Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected Operations Data for the years ended March 31, 2020 and 2019 and the Balance Sheet data as of March 31, 2021, 2020 and 2019 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY’S FINANCIAL STATEMENTS (U.S. DOLLARS)

Operating Data

Year ended March 31,	2023	2022	2021	2020	2019
	All amounts in 000'$ (except for per share amounts)
Net loss before non-controlling interests	$(104,666)	$(19,169)	$(17,189)	$(7,249)	$(3,594)
Net loss attributable to owners of the Company	$(104,611)	$(16,870)	$(15,833)	$(5,333)	$(2,635)
Comprehensive loss	$(109,949)	$(19,169)	$(17,189)	$(6,373)	$(3,544)
Comprehensive loss attributable to owners of the Company	$(109,894)	$(16,870)	$(15,833)	$(4,457)	$(2,585)
Working capital	$11,811	$24,049	$1,738	$1,226	$4,757
Total assets	$99,129	$194,662	$174,860	$173,174	$173,715
Capital stock	$218,782	$158,324	$130,649	$117,817	$116,237
Warrants	$–	$33	$1,120	$–	$–
Stock option reserves	$21,204	$16,928	$7,977	$58	$324
Equity attributable to owners of the Company	$76,045	$121,205	$101,449	$96,531	$99,674
Weighted average number of shares outstanding - Basic	16,119	13,060	11,733	10,952	4,820
Weighted average number of shares outstanding - Diluted	16,119	13,060	11,733	10,952	4,820
Net loss per share - Basic	$(6.49)	$(1.29)	$(1.35)	$(0.49)	$(0.55)
Net loss per share - Diluted	$(6.49)	$(1.29)	$(1.35)	$(0.49)	$(0.55)

1.	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the fiscal years presented.

2.	The per share data has been adjusted to reflect the reverse split of the ordinary shares effective June 5, 2020.

On January 8, 2019, the Company completed an acquisition of SalvaRx Limited (“SalvaRx”), which has been accounted for using the acquisition method as explained elsewhere in this Annual Report. Fiscal 2019 amounts include the effect of acquisition accounting.

The Company has not declared or paid any dividends in any of the reporting periods presented herein.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in United States dollars. The Company's subsidiaries have transactions in Canadian dollars, British pound sterling (“GBP”) and European Union (“EU”) euros. Currencies other than the United States dollar have been translated into United States dollars using rates available on Bank of Canada and the Bank of England websites.

On June 30, 2023, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was approximately US$1 = CDN$1.32, for the conversion of British pound sterling into United States dollars was approximately US$1 = £0.79 and for the conversion of EU euros into United States dollars was approximately US$1 = €0.92.

The following table sets out the high and low exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for each of the last six months of the fiscal year.

Fiscal year 2023	October	November	December	January	February	March
Canadian Dollar
High	1.39	1.37	1.37	1.36	1.36	1.38
Low	1.36	1.33	1.34	1.33	1.33	1.35
British Pounds
High	0.91	0.89	0.83	0.84	0.84	0.85
Low	0.86	0.83	0.81	0.81	0.81	0.81
EU Euros
High	1.03	1.02	0.96	0.95	0.95	0.95
Low	1.00	0.96	0.93	0.92	0.91	0.92

The following table sets out the average exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for the five most recent financial years.

Year ended March 31,	2023	2022	2021	2020	2019
Average for the Fiscal Year
Canadian Dollar	1.32	1.25	1.32	1.33	1.31
British Pounds	0.83	0.73	0.77	0.79	0.76
EU Euros	0.96	0.86	0.86	0.90	0.86

We operate in various jurisdictions and are subject to exchange rates for the Canadian dollar, British pound and the Euro. We are subject to currency risk with respect to certain liabilities settleable in foreign currency, as well as invoices payable in foreign currency. While the rates have changed period to period, the overall effect of exchange rates on our financial statements have historically not been significant.

(B)	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C)	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D)	RISK FACTORS

The following is a brief discussion of the most significant risk factors that are specific to the Company's operations and industry and that may have a material impact on, or constitute the most significant risk factors in respect of, the Company's future financial performance.

Risks Related to our Business

We will have future capital needs, and there are uncertainties as to our ability to raise additional funding.

Our current cash resources will not cover all of our operational costs and the needs of our subsidiaries to progress towards clinical trials.  Additional capital will be needed to test product candidate in human trials, obtain regulatory approvals and ultimately to commercialize such product candidates if approved.

In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience scientific progress sooner than expected in our future discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

•	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals, particularly in light of the current inflationary environment;

•	we are required to perform additional pre-clinical studies and/or clinical trials;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

•	we elect to develop, acquire or license new technologies and products.

We have incurred, and we expect to continue to incur substantial costs related to the development of our product candidates, including costs related to the clinical trials for our iNKT platform and adenosine platform. If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Furthermore, under General Instruction I.B.5 to Form F-3, or the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of our company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million.

We have a history of operating losses and may never achieve profitability in the future.

Historically, we have generated only a limited amount of business income, notwithstanding a highly valued asset distribution to our shareholders share ownership of Biohaven.

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

Our ability to generate revenue in the future or achieve profitable operations is largely dependent upon our ability to attract and maintain experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize any successful drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidates into marketable drugs, and we cannot assure you that we will be able to achieve these objectives. Although, we were successful in achieving significant value growth in an investment made in Biohaven, which resulted in the distribution of Biohaven shares as an asset dividend to our shareholders with a then market value of approximately $153 million in fiscal 2018, we cannot guarantee that we will be able to achieve any similar success in our future business activities.

We are in the pharmaceutical development business and will be subject to all of the risks of a pharmaceutical research and development business.

Our business must be evaluated in light of the risks, delays, uncertainties and complications encountered in connection with establishing and carrying on a pharmaceutical research and development business.

There is a possibility that only a few or none of our drug candidates that are currently under development, or that may be developed in the future, will be determined to be safe and effective by the governing regulatory bodies, will be able to receive and maintain necessary regulatory approvals in order to be commercialized, or will be commercially viable. Any failure to successfully develop and obtain regulatory approval for our product candidates would have a material adverse effect on our business, financial condition and results of operations.

Rapidly changing medical technology within the life sciences industry could make the product candidates that we are developing obsolete or less attractive to pursue.

The medical industry is characterized by rapid and significant medical technological and therapy changes, frequent new product candidates and product introductions and enhancements and evolving industry standards. Our future success will depend on our ability to continually develop and then improve our product candidates and to develop and introduce new product candidates that address the evolving needs of the physicians and patients on a timely and cost-effective basis. Our new product candidates and products may not be accepted in the intended markets. Our inability to gain market acceptance of new products could harm our future operating results.

Clinical trials for our product candidates will be expensive and will take a considerable amount of time, and the outcomes of such clinical trials are by their nature uncertain.

Before we can obtain regulatory approval for the commercial sale of any product candidate or attract major pharmaceutical companies to collaborate with us, we will be required to complete extensive clinical trials to demonstrate safety and efficacy. Clinical trials are very expensive and are difficult to design and implement. The clinical trial process also takes a long time and can often be subject to unexpected delays or have unexpected results.

The timing of the commencement, continuation and completion of clinical trials has been, and may continue to be subject to significant delays relating to various causes, including:

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	measures related to the COVID-19 pandemic or other similar circumstances;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory permission to commence a clinical trial, or government intervention to delay, suspend or terminate a clinical trial;

•	delays in approving, or refusal to approve, or suspension, or termination of a clinical trial by the institutional review board or independent ethics board responsible for overseeing the trial;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites, clinical research organizations, laboratories and testing facilities, or other vendors providing clinical trial services;

•	slower than expected rates of patient recruitment and enrollment or patients’ early withdrawal from participation;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each trial and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, which could result in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of demonstrated efficacy during the clinical trials;

•	our reliance on clinical trial sites, clinical research organizations, laboratories and testing facilities and other vendors to conduct clinical trials or provide clinical trial services, which may not conduct those trials in compliance with applicable laws and regulations, or current good clinical or laboratory practices;

•	changes in laws or regulations applicable to clinical trial requirements; or

•	other regulatory delays.

We rely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any product candidate if approved by a regulatory authority.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing product candidates for the potential clinical trials and/or commercial manufacturing of product candidates if approved. We will depend on our collaboration partners and other third parties to manufacture and provide analytical services with respect to our most advanced product candidates.

If our product candidates are approved, then in order to produce the quantities necessary to meet anticipated market demand, we and our collaboration partners will need to secure sufficient manufacturing capacity with third-party manufacturers. If we and our collaboration partners are unable to produce, or obtain the materials necessary to produce, any approved product in sufficient quantities to meet the requirements for the launch of any such product or to meet future demand, our revenues and gross margins could be adversely affected. To be successful, any approved product must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. We and our collaboration partners will regularly need to secure access to third-party facilities to manufacture our product candidates commercially. All of this will require additional funds and inspection and approval by the Competent Authorities of the Member States of the European Economic Area (“EEA”), the United States Food and Drug Administration (“FDA”) and other regulatory authorities. If we and our collaboration partners are unable to establish and maintain a manufacturing capacity within our planned time and cost parameters, the development of our product candidates and future sales of any product candidates, if approved, as well as our business, results of operations and prospects, and the value of our ordinary shares could be materially adversely affected.

We and our collaboration partners may encounter problems with aspects of manufacturing our product candidates or any approved products, including the following:

•	production yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with FDA and EEA regulations;

•	production costs; and

•	development of advanced manufacturing techniques and process controls.

We evaluate our options for clinical trial supplies and commercial production for our product candidates on a regular basis, which may include use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis that operate manufacturing facilities in which our product candidates can be manufactured under current Good Manufacturing Practice ("cGMP”) regulations, a requirement for all pharmaceutical products in the U.S. We cannot be certain that we and our collaboration partners will be able to contract with any of these companies on acceptable terms to us, if at all, which could harm our business, results of operations and prospects, and the value of our ordinary shares.

In addition, any manufacturing facility will be required to be registered with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMP requirements. We do not directly control the manufacturing process of our product candidates, and, other than with respect to our collaboration product candidates, we are dependent on our contract manufacturing partners for compliance with cGMP regulations for the manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fail to maintain regulatory compliance, the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities may take enforcement action that may include issuing a warning letter, instituting a clinical hold, withdrawing regulatory approval, seeking product seizures or injunctions and, where appropriate, pursuing criminal prosecution, any of which could have an adverse effect on our business, financial condition and results of operations.

The results of pre-clinical studies and initial clinical trials may not be predictive of future results, and our product candidates may not have favorable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics, to understand the side effects of product candidates, and to explore efficacy at various doses and schedules. Favorable results in early trials may not be repeated in later trials. Any success that we may experience in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful, and does not predict final trial results, which could have an adverse effect on our business, financial condition and results of operations.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events, which could also cause a clinical trial to be repeated or terminated.

There is typically a high rate of attrition for product candidates proceeding through clinical and post-approval trials.

We may face difficulty in enrolling patients in our clinical trials.

We may find it difficult to enroll qualifying patients in our clinical trials. The timing of our current and future clinical trials depends, in part, on the speed at which we can recruit qualifying patients to participate in testing our therapeutic candidates. If qualifying patients are unwilling to participate in our trial(s) because of negative publicity from adverse reactions or for other reasons, including competitive clinical trials for similar patient populations, then the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether. We may not be able to identify, recruit and enroll a sufficient number of qualifying patients, or those with required or desired characteristics to achieve sufficient diversity in a given trial in order to complete our clinical trials in a timely manner. If we have difficulty enrolling a sufficient number of qualifying patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business.

The outcomes of clinical trials are uncertain and our clinical trials may fail to demonstrate adequately the safety or efficacy of a particular therapeutic candidates, which would prevent or delay regulatory approval and commercialization.

There is a risk in any clinical trial that side effects from our product candidates will require a hold on, or termination of, our clinical program(s) or further adjustments to our clinical program(s) in order to progress our product candidates. We will need to demonstrate that the product candidate are safe and effective for use in each target indication. Each product candidate must demonstrate an acceptable risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors.

Our success will be dependent upon our collaborations with third parties in connection with services we will need for the development, marketing and commercialization of our products candidates, if approved.

The success of our business will be largely dependent on our ability to enter into collaborations regarding the development, clinical testing, regulatory approval and commercialization of our product candidates. We may not be able to find collaborative partners to support the future development, marketing and commercialization of our product candidates, which may require us to undertake research and development and/or commercialization activities ourselves and may result in a material adverse effect on our business, financial condition, prospects and results of operations.

Even if we are able to find new collaborative partners, our success is highly dependent upon the performance of these new collaborators. The amount and timing of resources to be devoted to activities by future collaborators, if any, are not within our direct control and, as a result, we cannot assure you that any future collaborators will commit sufficient resources to our research and development projects or the commercialization of our product candidates if approved. Any future collaborators might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or may terminate particular development programs, or the agreement governing such development programs which could have a material adverse effect on our business, financial condition, prospects and results of operations.

In addition, if any future collaborators fail to comply with applicable regulatory requirements, the FDA, the European Medicines Agency ("EMA"), the Therapeutic Products Directorate of Canada ("TPD") or other authorities could take enforcement action that could jeopardize our ability to develop and commercialize our product candidates. Despite our best efforts to limit them, disputes may arise with respect to ownership of technology developed under any such corporate collaboration which could have a material adverse effect on our business, financial condition, prospects and results of operations.

We will rely on proprietary technology, the protection of which can be unpredictable and costly.

Our success will depend in part upon our ability to obtain and maintain patent protection or patent licenses for our current and future technology related to our product candidates. Obtaining patent protection or patent licenses can be costly and the outcome of any application for patent protection and patent licenses can be unpredictable. In addition, any breach of confidentiality by a third party by premature disclosure may preclude us from obtaining appropriate patent protection, thereby affecting the development and commercial value of our technology and products.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications in jurisdictions of interest at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, such as with respect to the LICR License described below, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If such licensors fail to maintain such patents, or lose rights to those patents, the rights we have licensed may be reduced or eliminated. Moreover, changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Some of our future products rely on licenses of proprietary technology owned by third parties and we may not be able to maintain these licenses on favorable terms or at all.

The development, manufacture and sale of some of the products we develop will involve the use of processes, products, or information, the rights to which are owned by third parties. For example, we rely on certain in-licenses for the development and commercialization of our INKT engager and adenosine receptor antagonists platforms, respectively. If we are unable to obtain and maintain patent protection for technology related to our product candidates, or if our licensors are unable to obtain and maintain patent protection for the technology or products that we license from them, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. In addition, invalidation of our patent rights by third parties could jeopardize the anticipated revenue streams from current licensees.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our licensors’ patent rights are highly uncertain. Any of the abovementioned risks could have a material adverse on us and our business.

We may not be able to successfully identify, consummate or integrate acquisitions or to successfully manage the impacts of such transactions on our operations.

Part of our business strategy includes pursuing synergistic acquisitions, such as our recent acquisition of Tarus Therapeutics. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) finding equity funding and incurring additional indebtedness; (iv) issuing additional equity which may have a dilutive effect on our capital, (v) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (vi) an increase in the scope and complexity of our operations; and (vii) the loss or reduction of control over certain of our assets.

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

We rely on information technology and security systems and any damage, interruption or compromise of our information technology and security systems or data could disrupt and harm our business.

We use information technology and security systems to process, transmit and store electronic information in connection with the operation of our business. We also use such systems to protect proprietary and confidential information, including that of physicians, patients, and other individuals involved in clinical trials, suppliers, and employees. We face risks associated with cybersecurity incidents and other significant disruptions of such systems, including denial of service or other similar attacks, to our facilities or systems; unauthorized access to or acquisition of personal information, confidential information or other data we process or maintain; or viruses, loggers, or other malfeasant code, including ransomware, in our data or software. These cybersecurity incidents or other significant disruptions could be caused by persons inside our organization, persons outside our organization with authorized access to systems inside our organization, or by individuals outside our organization. The risk of a cybersecurity incident or disruption, particularly through cyber-attack or cyber-intrusion, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Although we have not experienced any cybersecurity incidents to date, and have not been affected by any incidents incurred by third-party partners, such incidents could have a material adverse effect on our business, financial condition or results of operations in the future. Additionally, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks, as our information technology and systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may learn of cybersecurity issues that were not identified during due diligence of such entities, and it may be difficult to integrate entities into our information technology environment and security program.

We also rely on a number of third-party service providers to host, store or otherwise process information for us, or to provide other facilities or infrastructure that we make use of, including “cloud-based” providers of corporate infrastructure services relating to, among other things, human resources, communication services and some financial functions, and we are therefore dependent on the security systems of these providers. These third-party entities are subject to similar risks as we are relating to cybersecurity, business interruption and systems and employee failures and a cybersecurity incident or other significant disruption affecting such third parties could have a material adverse effect on our business. While we may be entitled to damages if our third-party service providers fail to satisfy their security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

Because the techniques used to obtain unauthorized access to or sabotage security systems change frequently and are often not recognized until after an attack, we and our third-party service providers may be unable to anticipate the techniques or implement adequate preventative measures, thereby exposing us to material adverse effects on our business, financial condition, results of operations and growth prospects. In order to address risks to our information systems, we continue to make investments in personnel, technologies and training. Data protection laws and regulations around the world, including in jurisdictions where operate, like the U.S. and EU, often require “reasonable,” “appropriate,” or “adequate” technical and organizational security measures, and the interpretation and application of those laws and regulations are often uncertain and evolving; there can be no assurance that our security measures will be deemed adequate, appropriate or reasonable by a regulator or court. Moreover, even security measures that are deemed appropriate, reasonable and/or in accordance with applicable legal requirements may not be able to protect the information we maintain. A cybersecurity incident or other significant disruption impacting us or our third-party service providers could require a substantial level of financial resources to rectify and otherwise respond to, may be difficult to identify or address in a timely manner, may compromise our research, the therapies we are developing or other intellectual property or trade secrets, and may divert management’s attention and require the expenditure of significant time and resources. Such cybersecurity incidents or other significant disruptions could result in claims, increased regulatory scrutiny or investigations, and may cause us to incur substantial fines, penalties or other liability and related legal and other costs. Any actual or perceived cybersecurity incident or significant disruption may also interfere with our ability to comply with financial reporting requirements and harm our reputation and market position, especially given that we handle sensitive information, including clinical trial data. Any of the foregoing matters could harm our operating results and financial condition.

While we have purchased cybersecurity insurance, there are no assurances that the coverage would be adequate in relation to any incurred losses. Moreover, as cyber-attacks increase in frequency and magnitude, we may be unable to obtain cybersecurity insurance in amounts and on terms we view as adequate for our operations.

Any actual or perceived failure by us to comply with government or other obligations related to privacy or data protection could adversely affect our business.

We are subject to compliance risks and uncertainties under a variety of global laws and regulations governing privacy, data protection and the collection, storage, transfer, use, retention, sharing, disclosure, protection and processing of personal data, including personal data of physicians, patients, and other individuals involved in clinical trials. These laws may include sector-specific requirements, including laws or regulations that govern health or clinical trial data. In addition, we may obtain health data from third parties (including research institutions from which we obtain clinical trial data) that is subject to privacy and security requirements. For example, the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) imposes obligations on certain types of individuals and entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Privacy and data protection laws may be interpreted and applied differently depending on the jurisdiction and continue to evolve, making it difficult to predict how they may develop and apply to us. The regulatory frameworks for these issues worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Federal, state, or non-U.S. government bodies or agencies have in the past adopted, and may in the future adopt, new laws and regulations or may make amendments to existing laws and regulations affecting data privacy or data protection. In addition to government regulation, industry groups have established or may establish new and different self-regulatory standards that may legally or contractually apply to us or our prospective customers. Failure to comply with these varying laws and standards may subject us to investigations, enforcement actions, civil litigation, fines, claims for damages by third parties or affected individuals, damage to our reputation and loss of goodwill, impact our ability to conduct our research and produce therapies and result in other civil or criminal penalties, all of which may generate negative publicity and have a negative impact on our business, financial condition, results of operations or prospects.

In the United States, there are numerous federal and state laws and regulations related to the privacy and security of personal data that may be applicable to our current and future activities. Numerous federal and state laws and regulations protect the confidentiality, privacy, availability, integrity and security of personal data in the United States. Legal requirements vary from state to state, and these laws and regulations in many cases are more restrictive than, and may not be preempted by, federal privacy laws and regulations. These laws and regulations are often uncertain, contradictory, and subject to changing or differing interpretations. Certain state laws may include a private right of action for certain data breaches or noncompliance with privacy obligations, may provide for penalties and other remedies, and may require us to incur substantial costs and expenses and liabilities in connection with our compliance. Other U.S. states and the U.S. federal government are considering or have enacted similar privacy legislation.

Outside the United States, an increasing number of laws, and regulations may govern data privacy and security. As a company doing business in Europe, we are also subject to European data protection laws and regulations. The European Union General Data Protection Regulation (“GDPR”) imposes stringent requirements regarding how we collect and process personal data and provides for significant penalties for noncompliance. Several other countries have passed laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. In addition, the United Kingdom has adopted a framework similar to the GDPR. The EU has confirmed the UK data protection framework as being “adequate” to receive EU personal data. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. For example, there have been recent updates to laws and regulations governing transfers of EU data, including updates to Standard Contractual Clauses and a proposed EU-US data transfer adequacy agreement. In light of these and other ongoing developments relating to cross-border data transfers, we may experience additional costs associated with increased compliance burdens, and this regulation may impact our ability to transfer personal data across our organization, to clinical trial physicians or patients, to our customers, or to third parties.

We are subject to risks associated with doing business globally.

As a pharmaceutical research and development company, our operations are likely to expand in the European Union and many other developed countries worldwide, and we will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. For example, we currently have ongoing clinical operations in the U.K. and are contemplating expanding to other countries. These risks include foreign exchange fluctuations, exchange controls, capital controls, requirements to comply with new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may adversely affect our research and development, reduce the demand for our potential products and reduce the prices that our potential customers will be willing to pay for our potential products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the United Kingdom (“U.K.”) Bribery Act, disruption or destruction of operations or changes to our business position, regardless of cause, including pandemic, war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments or events, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates while completing international clinical trials and when our products, if approved, will be commercialized.

We intend to generate revenue and expenses internationally that are likely to be primarily denominated in U.S. dollars, Euros and British pound sterling. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the United States dollar could result in losses in revenues from currency exchange rate fluctuations. Conversely, an increase in the value of such foreign currencies relative to the United States dollar could negatively impact our operating expenses. To date, we have not hedged against risks associated with foreign exchange rate exposure. We cannot be sure that any hedging techniques we may implement in the future will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

The loss of key personnel could have an adverse effect on our business.

We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us as a small company with a streamlined management structure, and would be potentially disruptive to our business until such time as a suitable replacement is hired. We do not carry any key person insurance on our senior management.

The U.K.’s withdrawal from the EU, commonly referred to as Brexit, continues to result in regulatory uncertainty which may have a negative effect on global economic conditions, financial markets and our business.

Brexit created significant uncertainty concerning the future relationship between the U.K. and the EU. From a regulatory perspective, there is uncertainty about which laws and regulations will apply. A significant portion of the regulatory framework in the U.K. is derived from EU laws. However, it is unclear which EU laws the U.K. will decide to replace or replicate in connection with its withdrawal from the EU. In particular, the regulatory regime applicable to our operations, including with respect to conduct of clinical trials and the approval of our product candidates, may change, potentially significantly, and the impact of these changes is difficult to quantify until new regulation and guidance is published.

A basic requirement related to the grant of a marketing authorization for a medicinal product in the EU is the requirement that the applicant be established in the EU. Following the expiry of the Brexit transitional arrangements, separate applications for marketing authorizations for Great Britain (England, Scotland and Wales) are required to place medicinal products on the market in Great Britain. The European Commission Decision Reliance Procedure, which allows the U.K. regulatory to “rely” on EU centralized marketing authorization decisions, will expire on 31 December 2023. The EU mutual recognition and decentralized procedures no longer apply to Great Britain. From January 1, 2024, under the Windsor Framework, the EU will no longer have jurisdiction over medicines placed on the market in Northern Ireland and all medicines intended for Northern Ireland (or the U.K. market more generally) will require a U.K. marketing authorisation. Additional regulation and guidance is anticipated to govern how this new regime will operate, including as to labelling of medicines in Northern Ireland.

To replace EU based mutual recognition procedures, the U.K. has announced plans to introduce an international reliance route for the approval of medicinal products in the U.K. From January 1, 2024, the U.K. intends to recognize approvals of medicinal products from: Australia, Canada, the European Union, Japan, Switzerland, Singapore and the United States. This approach may benefit out strategy and operations as it could lead to approval in the U.K. of “cutting-edge medicines” more quickly and through a more streamlined regulatory process. However, the procedure will not come into effect until new regulations are introduced and these have not yet been published. Delays in implementing this new legislation may lead to regulatory uncertainty and delays.

In addition, the laws and regulations that will apply after the U.K. withdrawal from the EU may have implications for manufacturing sites that hold certifications issued by the U.K. competent authorities. If batch release and quality control testing sites for our product candidates are located only in the U.K., manufacturers will need to use sites in other EU member states for EU batch release. All of these changes, if they occur, could increase our costs and otherwise adversely affect our business.

Currency exchange rates for the British pound and the Euro, with respect to each other and to the U.S. dollar, were affected by Brexit, and could be affected in the future by other global events.

We have an office in Oxford, England which is focused on developing our products outside of the U.S. We continue to evaluate whether the U.K.’s withdrawal from the EU could impact our business long-term, particularly our ability to conduct international business from a base of operations in the U.K. The U.K. could lose the benefits of global trade agreements negotiated by the EU on behalf of its members, possibly resulting in increased trade barriers, which could make doing business in Europe more difficult and/or costly. We cannot predict what effects these and potential additional tariffs will have on our business, including in the context of escalating global trade and political tensions. However, these tariffs and other trade restrictions, whether resulting from the U.K.’s withdrawal from the EU or otherwise, could increase our cost of doing business, reduce our future gross margins or otherwise negatively impact our financial results.

Risks Related to Ownership of our Shares

The issuance of additional ordinary shares, including upon the exercise of our outstanding stock options, will dilute the ownership interest of our existing shareholders and increase the number of ordinary shares eligible for future resale.

As of March 31, 2023, we had 378,740 vested restricted stock units outstanding, which are subject to certain restrictions. Additionally, as of March 31, 2023, we had an aggregate of 1,963,420 stock options to acquire ordinary shares outstanding. During fiscal 2023, we issued stock as follows: (i) on July 1, 2022, we issued 2,425,999 ordinary shares in connection with the acquisition of Tarus Therapeutics; (ii) on July 6, 2022, we issued 94,508 ordinary shares to Lincoln Park Capital Fund L.L.C. (“Lincoln”) in consideration for entering into the $30 million Committed Share Purchase Agreement (the “Committed Purchase Agreement”), described more fully below; (iii) on July 18, 2022, we executed a Share Exchange Agreement, under which we exchanged 1,070,000 of our ordinary shares for the remaining minority interest of 21.68% of iOx Therapeutics Ltd. (“iOx”); (iv) at various times during fiscal 2023, 480,000 ordinary shares were sold in the aggregate pursuant to the Committed Purchase Agreement with Lincoln; (v) at various times during fiscal 2022 and 2023, 166,145 ordinary shares were sold pursuant to our “at-the-market” (“ATM”) offering program; and (vi) 20,154 ordinary shares were issued to a service provider for services rendered. Additionally, a payment of $25,000,000 in ordinary shares or cash to the former iOx equity holders would be triggered upon the achievement of a certain clinical milestone in the PORT-2 or PORT-3 programs. Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’ adenosine receptor antagonists, we will pay an additional one-time milestone payment of $15 million to the former Tarus shareholders. Payment will be in the form of cash or our ordinary shares (at our discretion). In the past we have used, and we may continue to use, our capital stock to reward and encourage our employees through the use of options and similar equity grants and to pursue and pay consideration for acquisitions. Each of these issuances will have a dilutive effect on the ownership interest of the Company held by our existing shareholders. The additional ordinary shares that may be or are outstanding may have an adverse effect on the share price of our ordinary shares, especially if the market perceives that the shares are issued at less than their current or anticipated fair value.

Our principal shareholders and senior management own a significant percentage of our ordinary shares and are able to exert significant control over matters subject to shareholder approval.

As of July 30, 2023, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially owned approximately 46.4% of our outstanding voting securities. As a result, these security holders may have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital, or certain mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder. In addition, this group of shareholders generally has the ability to control our management and business affairs and direction of our business. Such control and concentration of ownership may affect the market price of our ordinary shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

We are currently a foreign private issuer, which may limit information about us and legal rights that you as an investor may desire and are different from those of a United States domestic reporting company.

We currently are a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act 1933, as amended (the “Securities Act”) and, therefore, we are not required to file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K with the United States Securities and Exchange Commission (“SEC”). In addition, the proxy rules and Section 16 reporting and short-swing profit rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs associated with legal and accounting compliance and the obligations of those affected by the short-swing rules.

Complex United States taxation rules apply to holders of our ordinary shares if we have too much passive income compared to ordinary income and we are considered a PFIC.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. We believe that we were a PFIC for our fiscal year ended March 31, 2018 and that we were as PFIC for the fiscal year ended March 31, 2023. In addition, we may have been a PFIC in other years and may continue to be a PFIC in the future.

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

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our ordinary shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a "mark-to-market" election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available. We made the information available for the fiscal years 2018 and 2019 to those shareholders who requested it, and can make this information available for our fiscal years 2020, 2021, 2022 or 2023, if requested.

U.S. tax-resident shareholders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares if we should be classified as a PFIC.

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

As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq Capital Market (“Nasdaq”), we will rely on certain home country governance practices, which are different from the corporate governance requirements that apply to U.S. domestic companies that are listed Nasdaq.

We are a foreign private issuer, and in accordance with Nasdaq Listing Rule 5615(a)(3), we comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq which may afford less protection to our stockholders than they would otherwise have if we complied filly with Nasdaq’s corporate governance requirements.

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

If we lose our status as a foreign private issuer, we would be required to fully comply with Nasdaq’s corporate governance requirements, which could have an adverse effect on us. For example, Nasdaq’s director independence requirements could make it more difficult for us to attract directors and Nasdaq’s shareholder approval requirements could make it more difficult and time-consuming to raise capital or engage in certain transactions.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer. In order to maintain our current status as a foreign private issuer, at least 50% of our outstanding ordinary shares must continue to be either directly or indirectly owned of record by non-residents of the United States. If more than 50% of our outstanding ordinary shares are instead held by U.S. residents, then in order to continue to maintain our foreign private issuer status, (i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets must not be located in the United States, and (iii) our business must be administered principally outside the United States.

Losing our status as a foreign private issuer would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We also will be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, would be significantly higher than the cost we would incur as a foreign private issuer. As a result, we would expect that a loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly. We also expect that if we will be required to comply with the rules and regulations applicable to U.S. domestic issuers, it will make it more difficult and expensive for us to obtain director and officer liability insurance; we may therefore be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Macro-economic Risks Related to our Business

Government efforts to control the effect and spread of the COVID-19 virus have had and will continue to have a disruptive effect on different aspects of our business.

The jurisdictions in which we conduct our business imposed mandates and regulations or suggested measures to counter the spread of the COVID-19 virus and control the level of the pandemic within its populations and the economic activities of their respective economies. These mandates, regulations and measures have changed over the course of the pandemic and have been substantially eased or eliminated.  However, the Company has been affected in a number of ways, primarily in the delay in planning for and carrying out clinical trials, which have experienced short-term disruptions and may have a long-term negative impact on the way we will do business.  Actions such as government lock downs slowed or, in some cases, temporarily stopped research and development activities and clinical trials. To date, we are primarily focused on our activities related to research and development, and longer timelines for our research and development, clinical trials, regulatory approvals and bringing our product candidates to market, if approved, has caused our operational costs to be greater than anticipated in our most recently completely fiscal year and is expected to cause such costs to be greater in this current fiscal year and going forward. The financial effect of such longer timelines has been and will be that our development expenses will be higher than previously expected and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing may have restrictive covenants that could adversely affect our business plans and operational objectives.  Any further funding that we may need may not be available or even if available it may not be on terms that are favorable or acceptable to the Company.

The impact of changing economic conditions, including the effects of inflation, may adversely affect our business, financial condition, and results of operations.

As has been widely reported, we are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by domestic and global monetary and fiscal policy, geopolitical instability and historically high domestic and global inflation. The U.S. Federal Reserve and other central banks may be unable to contain inflation through more restrictive monetary policy and inflation may increase or continue for a prolonged period of time. Inflationary factors, such as increases in the cost of clinical supplies, interest rates, overhead costs and transportation costs have and may continue to have adversely affect our operating results. We continue to monitor these events and the potential impact on our business.

As a result of inflation and overall economic uncertainty, the cost of capital has dramatically increased in the last 12 months, making capital, if available, very expensive. We will require significant financial resources to complete the current development plans with respect to our assets.

Further, there can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable or acceptable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon some or all of our clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals and adversely impact our business, financial condition and results of operations.

ITEM 4 – INFORMATION ON THE COMPANY

(A) HISTORY AND DEVELOPMENT OF THE COMPANY

We were originally incorporated in Ontario, Canada in 1973. We were inactive until 1985. Between 1986 and 2009, we were engaged in a variety of businesses including development of a new technology for the marine propulsion business, distribution and manufacture of a snack food, emerging technology-based businesses and natural resources involving diamond mining and oil & gas exploration. In 2010, we acquired an indirect interest in two drilling licenses in Israel, which were subsequently disposed of in June 2012. During the period 1986 to 2012, we went through several name changes ending with Bontan Corporation Inc.

In December 2012, we decided to change the focus of our business activities from oil and gas to biotechnology mainly due to the increasing difficulty of getting access to viable oil & gas projects and also due to the potentially more profitable business opportunities, which existed in the biotechnology sector. On March 21, 2013, we signed a letter of intent with Portage Pharma Ltd., a biotech private limited company formed under the laws of the British Virgin Islands, to acquire Portage Pharma Ltd. through an exchange of shares. The transaction was completed on June 4, 2013.

On July 5, 2013, we changed our name to Portage Biotech Inc. and moved our jurisdiction to the British Virgin Islands under a certificate of continuance issued by the Registrar of Corporate Affairs of BVI.

We are a BVI business company incorporated under the BVI Act with our registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110. Our U.S. agent, Portage Development Services Inc. (“PDS”), is located at 61 Wilton Road, Westport, CT 06880.

We currently are a foreign private issuer under the SEC rules. We are also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Our ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, our ordinary shares began trading on the Nasdaq Capital Market under the symbol “PRTG”. As the principal market for our ordinary shares is Nasdaq, we voluntarily delisted from the CSE on April 23, 2021.

During August 2018, we reached a definitive agreement to acquire 100% of SalvaRx Limited in exchange for 8,050,701 of our ordinary shares. The selling shareholders were SalvaRx Group plc (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%), the latter two persons being directors of our company. The acquisition of SalvaRx was a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As a consequence, MI 61-101 required us to seek the approval of a majority of the disinterested shareholders to make this acquisition. On January 8, 2019, the majority of our minority shareholders approved the SalvaRx acquisition on the terms as set out in the signed definitive agreement. At the same time, the SalvaRx Group plc shareholders approved the definitive agreement, all required regulatory approvals were also obtained. The SalvaRx acquisition was completed on January 8, 2019, and we acquired 100% of the equity of SalvaRx, which has full or partial ownership of four immune-oncology companies that are developing nine product candidates.

We filed a shelf registration statement with the SEC under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement”). In connection with the Registration Statement, we have filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by us in an ATM program of up to a maximum aggregate offering price of $50,000,000 of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the resale by us of up to $30,000,000 in ordinary shares that Portage may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln.

The Sales Agreement permits us to sell in an ATM program up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by us under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act. Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus.

During the quarter ended June 30, 2021, we commenced an ATM program, and we sold 90,888 ordinary shares during the June 2021 quarter, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, we sold 1,150,000 ordinary shares in a firm commitment public offering, including the underwriters’ option, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million.

On July 1, 2022, we, our wholly-owned subsidiary, Portage Merger Sub I, Inc., our wholly-owned subsidiary, Portage Merger Sub II, LLC and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC with the surviving entity renamed Tarus Therapeutics, LLC (“Tarus”).

As consideration for Tarus, we issued to the former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares of Portage. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve month lock-up period, are also subject to a three month dribble-out period which commenced July 1, 2023. During the dribble out period, each holder may not sell more than 10% of the average trading volume of our ordinary shares for the rolling three month period prior to the date on which the holder executes a trade of our ordinary shares without our prior written consent (which we are permitted to withhold at our sole discretion). Additionally, payments of up to $32 million in cash or our ordinary shares (at our discretion) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

•	We also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest), for an aggregate of $3 million in liabilities. We repaid the short-term debt in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’s adenosine receptor antagonists, we will pay an additional one-time payment of $15 million to the former Tarus shareholders. Payment will be in the form of cash or our ordinary shares (at our discretion). The remaining $17 million milestone is based on target commercial sales.

On July 6, 2022, we entered into the Committed Purchase Agreement with Lincoln, pursuant to which we may require Lincoln to purchase our ordinary shares having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Upon execution of the Committed Purchase Agreement, we issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. We have the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as us continuing to be Depository Trust Company eligible, among other things. The Committed Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. We may raise capital from other sources in its sole discretion; provided, however, that we shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the date of the Committed Purchase Agreement, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

On July 18, 2022, we and our wholly-owned subsidiary, SalvaRx, entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform.

In October 2022, we began selling shares pursuant to the ATM program and the Sales Agreement. From October 2022 through March 31, 2023, we sold 166,145 ordinary shares under the ATM, generating net proceeds of approximately $0.9 million. Separately, between October 2022 and March 31, 2023, we sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million. Our access to the ATM program and the Committed Purchase Agreement is generally limited by our trading volume on Nasdaq.

On March 1, 2023, the Company, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

Capital Expenditures and Divestitures

We had no capital expenditures or divestitures in Fiscal 2023 or Fiscal 2022

On March 3, 2021, we disposed of 100% of our interest in Portage Pharmaceuticals Ltd. (“PPL”), which included PPL’s interest in Portage Glasgow Ltd. (“PGL”) and EyGen for $10 to an entity controlled by two of the Company’s current directors (the “Purchaser’s Executives”). Under the terms of the arrangement, all outstanding payable obligations were assumed by the purchaser. Simultaneously, we and the Purchaser’s Executives entered into a Revenue Share Deed with PPL under which they will be entitled to certain revenue shares based on the achievement of milestones defined in the Revenue Share Deed. We may also be entitled to recover an intercompany receivable from the purchaser in the amount of $229,848 on the fourth anniversary of the Revenue Share Deed. All other intercompany balances were cancelled. We no longer have any interest or obligations associated with PPL, PGL and EyGen, other than the interests provided for in the Revenue Share Deed.

The SEC maintains an internet site at www.sec.gov that contains reports and information statements and other information regarding registrants like us that file electronically with the SEC.

We routinely post important information on our website at www.portagebiotech.com. This website and the information contained therein or connected thereto shall not be deemed to be incorporated into this Annual Report.

(B) BUSINESS OVERVIEW

Nature of Operations and Overview

Portage is a clinical stage immune-oncology company advancing treatments it believes will be first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Our access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. We currently are working on 9 immuno-oncology assets, of which five are pre-clinical and four of which are clinical stage. This excludes backup compounds. We source, nurture and develop the creation of early- to mid-stage treatments that we believe will be first-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses product candidates or technologies based on biology addressing known resistance pathways/mechanisms of current checkpoint inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance and expanding the addressable patient population. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development.

Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection for broad targets with disciplined ongoing evaluation;

•	Focus on translational medicine and therapeutic candidates with single agent activity;

•	Conduct randomized trials early and test non-overlapping mechanisms of action; and

•	Improve potential outcomes for patients with evasive cancers.

Our execution is achieved, in part, through our internal core team and our large network of experts, contract labs, and academic partners.

The Company believes that it is not subject to the regulation of the Investment Company Act of 1940, as amended (“40 Act”), based on the definition of “investment company” and the compositions of its assets. Additionally, as the Company primarily operates within the biomedical industry as a research and development (“R&D”) business, the Company believes that it is also able to take advantage of the non-exclusive safe harbor of Rule 3a-8 promulgated under the 40 Act so as not to be characterized as an investment company. The Company has adopted a capital preservation policy referenced in that rule.

Our Science Strategy

Our goal is to develop immuno-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer. The key elements of our scientific strategy are to:

•	Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, broad targets, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development and internally designed programs;

•	Continue to advance and evolve our pipeline with a goal of advancing one therapeutic candidate into the clinic and one program into Investigational New Drug (“IND”)-enabling studies each year; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

Our Pipeline

We have built a pipeline of immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality and stage of development. On an ongoing basis, we rigorously assess each of our programs using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential. As a result, our pipeline will continue to be dynamic.

The charts below set forth, as of July 31, 2023, the current state of our immuno-oncology therapeutic candidates and programs.  The chart contains forward-looking information and projections based on management’s current estimates. The chart information is based on and subject to many assumptions, as determined by management and not verified by any independent third party, which may change or may not occur as modeled. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding the Company, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

Our Programs and Technology – Recent Developments

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumor immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumor cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells, T-cells and B-cells and stimulate an antigen-specific expansion of these cells. The Company’s operating subsidiary, iOx, holds an exclusive license (with the right to sub-license) from the Ludwig Institute for Cancer Research (the "Ludwig Institute") to use, research, develop and commercialize iNKT cell engagers, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

PORT-2 (IMM60)

PORT-2 is an iNKT cell engager formulated in a liposome with a six-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in dendritic cell (“DC”) maturation and the priming of Ag-specific T and B cells.

In animal models, PORT-2 enhanced the frequency of tumor specific immune responses. iNKT cells are unique lymphocytes defined by their co-expression of surface markers associated with NK cells along with a T-cell antigen receptor. They recognize amphipathic ligands such as glycolipids or phospholipids presented in the context of the non-polymorphic, MHC class I-like molecule CD1d. Activated iNKT cells rapidly produce IFN-gamma and IL-4 and induce DC maturation and IL-12 production.

In August 2021, we dosed the first patient in the IMP-MEL PORT-2 clinical trial, a Phase 1/2 dose escalation and randomized expansion trial. The PORT-2 trial is expected to enroll up to 88 patients with melanoma or non-small cell lung carcinoma (“NSCLC”) in order to evaluate safety and efficacy. In November 2022, the Company announced that it had entered into a clinical trial collaboration with Merck to evaluate PORT-2 in combination with pembrolizumab for patients with NSCLC. Under the terms of the collaboration, Merck will supply pembrolizumab for the Company’s Phase 1/2 trial of PORT-2 in patients with NSCLC and melanoma.

Preliminary Phase 1 data, presented at the American Society of Clinical Oncology (“ASCO”) Annual Meeting in June 2023, suggests PORT-2 was well tolerated when administered as a monotherapy, with no related severe or serious adverse events. All possibly related adverse events were mild to moderate and did not limit dosing. This has enabled a plan to accelerate opening of the combination safety cohort with pembrolizumab, in parallel with the ongoing high dose monotherapy cohort. As of June 2023, one patient had received the combination with pembrolizumab, and no related severe or serious adverse events were reported. The adverse event profile was consistent with pembrolizumab. Previously reported biomarker data confirmed the mechanism of action (i.e., both activation of the innate and adaptive arms of the immune system). The following figure illustrates the different lesion responses. Although these are preliminary results, several lesions showed shrinkage, and the responses in liver metastases were encouraging.

Single agent activity observed in select target lesions

Best change from baseline by individual target lesion
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
-100.0%
IMM60 monotherapy
IMM60 + pembrolizumab
Lymph node IM-01-10008
Lung IM-01-10007
Kidney IM-01-10006
Liver IM-01-10001
Kidney IM-01-10006
Lymph node IM-01-10002
Lung IM-01-10004
Kidney IM-01-10003
Lymph node IM-01-10003
Sternum IM-01-10010
Liver IM-01-10010
Lung IM-01-10001
Lymph node IM-01-10002
Lymph node IM-01-10009
Lung IM-01-10010
Lymph node IM-01-10010
Lymph node IM-01-10003
Lymph node IM-01-10003
Liver IM-01-10001
Adrenal IM-01-10002
Lung IM-01-10009
Liver IM-01-10009
Lymph node IM-01-10007
Liver IM-01-10003
Liver IM-01-10009
Breast IM-01-10006
Small intestine IM-01-10006
Kidney IM-01-10006
Liver IM-01-10009

We are encouraged by the growing patient data set that supports proof of concept for using an iNKT engager in cancer treatment. Preliminary Phase 1 data suggests that PORT-2 has a favorable safety and tolerability profile as a monotherapy at all doses tested to date (as noted above), has demonstrated evidence of single agent activity, and biomarkers confirm mechanistic potential of PORT-2 to activate both the adaptive and innate immune systems.

To accelerate development, Portage has decided to expand the PORT-2 trial beyond the U.K. while addressing COVID-19 headwinds. The Company has hired a global clinical research organization, CRO-Parexel, and has submitted regulatory applications in other countries. By expanding the regions and sites contributing to the trial, Portage expects to accelerate enrollment in the planned Phase 2 portions of this trial. Should there be delays in recruiting patients, this could result in increasing overall costs of program administration and ultimately, slow down the completion of the trial and achievement of results.

In December 2022, the FDA allowed the PORT-2 IND to go into effect. Given the safety data shown at all planned doses, the trial protocol is being amended to escalate patient dosing to include one additional higher dose, and we anticipate the Phase 2 portion of the trial to commence in the first half of calendar 2024.

PORT-3 (IMM65)

PORT-3 is a PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine. Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Furthermore, co-formulating an iNKT engager with a peptide vaccine in a particle has shown to be approximately five times more potent in killing cancer cells and generating an antigen-specific CD8 T-cell response than giving the two agents individually.

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site. Furthermore, NY-ESO-1 expression is observed in several advanced cancers: Lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%). Clinical trials have shown the safety and tolerability of Good Manufacturing Practices (“GMP”)-grade NY-ESO-1 peptides in patients with cancer.

The first patient was dosed in 2021 and patients continue to enroll in the PRECIOUS Phase 1 trial of PORT-3 in patients with solid tumors. The Phase 1 portion of the trial is expected to enroll 15 patients. The trial was having difficulty identifying tumors that expressed NY-ESO-1, so the trial protocol was amended to include all solid tumors regardless of expression to facilitate assessment of safety. This platform is designed to demonstrate proof of concept. The combination of NY-ESO-1 and IMM-60 is being evaluated to determine its ability to prime and boost an anti-tumor immune response. Our patent position extends to other known tumor antigens, and we are prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation. Preliminary safety data for repeat dosing of PORT-3, a nanoparticle co-formulation of PORT-2 and NY-ESO-1 immunogenic peptides developed for the treatment of NY-ESO-1 positive solid tumors, shows a favorable safety profile. The investigator trial has paused while we await more data. It is our understanding that the investigators with who we work with have continued to explore next generation targeted nanoparticles.

Adenosine Receptor Antagonist Platform

A critical mechanism of cancer immune evasion is the generation of high levels of immunosuppressive adenosine within the tumor microenvironment (“TME”). Research suggests that the TME has significantly elevated concentrations of extracellular adenosine. Engagement with adenosine receptors A2A and A2B triggers a dampening effect on the immune response, suppressing effector cell function and stabilizing immunosuppressive regulatory cells. Over-expression of the A2A and A2B receptors leads to a poor prognosis in multiple cancers, including prostate cancer, colorectal cancer and lung adenocarcinoma, driven by a reduced ability to generate an immune response against the tumor.

These findings have made A2A and A2B high-priority targets for immunotherapeutic intervention. Portage is advancing four first-in-class adenosine antagonists, which together represent a broad suite of adenosine-targeting approaches and are expected to enable a comprehensive exploration of how targeting the adenosine pathway could potentially improve response in multiple cancer and non-cancer indications. By modulating the adenosine pathway in four different ways, Portage expects to determine the optimal approach to maximize the impact of the mechanism of action on different tumors.

Portage has designed the ADPORT-601 clinical trial to evaluate the activity and safety of PORT-6 and PORT-7 alone and in combination. This trial will adapt over time and also include safety cohorts for these two agents with other immune activating agents including others from the Portage internal pipeline. Depending on the data, it can be expanded to evaluate either agent as monotherapy or a randomized comparison of either agent plus standard of care versus standard of care alone.

PORT-6 (TT-10)

PORT-6 is an adenosine receptor type 2A (“A2A”) antagonist being studied for the treatment of A2A expressing solid tumors. We believe PORT-6 is more potent, more durable and more selective than other clinical stage A2A agents.

The ADPORT-601 portion of the Phase 1 trial for PORT-6, dosed its first patient in June 2023.

PORT-7 (TT-4)

PORT-7 is an adenosine receptor type 2B (“A2B”) antagonist that we expect to study for the treatment of solid tumors. PORT-7 has a very selective profile that focuses on A2B. We expect to commence a Phase 1 trial in late calendar 2023 or early calendar 2024.

PORT-8 (TT-53)

PORT-8 is a dual antagonist of adenosine receptors 2A and 2B (A2A/A2B) that we expect to study for the treatment of solid tumors. Portage has the ability to combine these two adenosine receptors to titrate the levels of A2A and A2B or has the ability to give the dual antagonist (PORT-08). The PORT-8 program is a pre-clinical stage program.

PORT-9 (TT-3)

PORT-9 is an A2B antagonist to treat colorectal and gastrointestinal cancers.

In connection with the adenosine programs, Portage will focus on solid tumor types with high adenosine expression of receptors A2A and A2B and enrich for patients that have high adenosine expression and therefore have potential to benefit most from treatment. The PORT-9 program is currently in the pre-clinical stage.

Other Programs and Investee Programs in Development

The Company is focused on delivering clinical data with the iNKT and adenosine programs and prioritizing the allocation of financial resources to these programs. Developmental work continues on some of the other developmental assets, through collaborations such as that with the U.S. National Cancer Institute (“NSCI”) and other academic groups, as further described below. These developmental assets may be re-evaluated at a future point depending on market conditions, ongoing data, funding priorities and status.

Amphiphilic platform

DfuseRx SM, identifies combinations of anti cancer agents with amphiphilic diffuse enhancers that can passively enter into cancer cells.  These novel formulations with unique IP can be directly injected into any solid tumors, and the payloads will diffuse across the membrane and disperse throughout the tumor, while sparing healthy cells. Once inside the cells, the technology is diluted away and the payloads are stuck inside the cells. The payloads are able to disperse to areas of the tumor that do not have blood supply and hence oral or IV drugs will not reach.

PORT-1 (INT230-6)

Intensity Therapeutics, Inc., (“Intensity”), which we have an investment in, is developing INT230-6 (“PORT-1”) as a fixed dose formulation of cisplatin, vinblastine and a penetration enhancer.  In animal models, the drug has shown efficacy in the majority of the animals, by a combination of direct killing of the cancer cells, and also a CD4 and CD8 T-cell response.  Interim safety and survival data from the Phase 1/2 IT-01 trial exploring the safety and efficacy of PORT-1 in patients with refractory or metastatic cancers presented at ASCO Annual Meeting in 2021 demonstrated that both PORT-1 monotherapy and combination therapy with immune checkpoint drugs are well-tolerated. The mechanism of action includes direct tumor-killing effects, as well as responses generated in non-injected tumors (abscopal responses) resulting from antigen presentation and immune activation. The specific rapid local killing in the normal three-dimensional environment inside the body Portage believes is critical for robust antigen presentation and immune activation.  Animal studies also showed synergy when combined with checkpoint inhibition. PORT-1 has shown proof of concept in humans in that the vast majority of the drug has been shown to stay in the tumor, and a dose equivalent to three times the approved dose of the cytotoxic agent was well tolerated without the typical chemotherapy side effects.  The most common adverse event related to the treatment was pain at the injection site.  As a result, PORT-1 is being studied in nine Phase 2 trials including seven clinical collaborations with the two largest immuno-oncology drug manufacturers, Bristol Myers Squibb (“BMS”) and Merck, in combination with their respective checkpoints in high unmet need medical types (including pancreatic, gall bladder, sarcoma, non-microsatellite unstable colorectal).

Intensity has also launched a randomized Phase 2 trial of PORT-1 for the treatment in early stage breast cancer for patients who are ineligible or chose not to have presurgical chemotherapy (compared to no treatment, which is the standard of care) (the “INVINCIBLE Trial”) and has expanded its collaboration efforts with the INVINCIBLE Trial, conducted by the Ottawa Hospital and the Ontario Institute for Cancer Research. The INVINCIBLE Trial suggests that one treatment with PORT-1, can result in near complete necrosis of breast tumors greater than 3 cm with an influx of key immune cells to process the dying tumor. Intensity presented clinical data from the PORT-1 INVINCIBLE Trial at the ASCO Annual Meeting in June 2023, which demonstrated significant necrosis of presurgical breast cancer tumors in the majority of patients injected with PORT-1 in the window period from diagnosis to surgery and a pathway enrichment analysis that demonstrated changes in T-cell activation, lymphocyte activation and inflammatory response from the INVINCIBLE Trial.

As of March 31, 2023, the Company owned approximately 7.00% of Intensity’s outstanding shares on a fully diluted basis. On July 5, 2023, Intensity completed an initial public offering of its common stock, which became listed on the Nasdaq Capital Market under the ticker symbol “INTS.” As of July 7, 2023, we owned approximately 4.7% of Intensity’s issued and outstanding stock, including the sale of overallotment shares, which closed on the same date.

PORT-4, Nanolipogel (“NLG”) co-formulation Platform

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

As of March 31, 2023, the Company owned approximately 70% of the outstanding shares of Saugatuck Therapeutics, Ltd. (“Saugatuck”), the subsidiary on which the PORT-4 platform is managed.

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) has shown proof of concept in animal models and Stimunity S.A. (“Stimunity”) is beginning to progress its lead asset towards the clinic.  This platform offers multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  The PORT-5 STING platform provides distinct advantages over chemical intratumoral approaches by offering a potent immune priming and boosting pathway within a virus-like particle to enable convenient systemic administration and traffic to the correct targets. This technology preferentially targets dendritic cells, which is differentiated from other chemical STING approaches.  Stimunity is progressing this project towards clinical trials as well as developing next generation compounds.  To that end, Stimunity has received grant funding to study this technology with any COVID-19 vaccine to evaluate if it is possible to boost the immune response for immunocompromised or elderly patients. During April 2022, the American Association for Cancer Research showcased PORT-5 preclinical data at a late-breaking session that shows that one or more targeted immunotherapy agents could be packaged within a virus-like particle to increase potency, while enabling a selective immune activation. Given the progress to date, Stimunity is preparing to file an IND for PORT-5.

As of March 31, 2023, the Company owned approximately 44% of the outstanding shares of Stimunity, the subsidiary on which the PORT-5 platform is managed.

Early-Stage Research and Development Collaborations

We continue to evaluate and test new antibody targets.  Our interest here lies in the suppressive tumor microenvironment, and how we can down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.  One effort that we have initiated is collaborations with two leading artificial intelligence/machine learning companies in order to screen for agents with specific attributes in this area.  This may allow us to fast track an asset to the clinic with a re-purposed product candidate.

•	Portage is collaborating with Dr. Robert Negrin and his team at Stanford University in an IST study to evaluate the use of PORT-2 with iNKT cell therapies in animals. This work will evaluate if an engager co-administered with expanded or transformed iNKT cells can further activate the transplanted and endogenous cells inside the patient. The Stanford collaboration will also study the impact iNKT engagers have on driving an adaptive immune response and correcting the suppressive tumor microenvironment.
•	Portage has entered into a Cooperative Research and Development Agreement (“CRADA”) with the NCI. Portage and NCI will advance preclinical and potential clinical development of STING agonists and anti-RAGE agents for cancer vaccines. Portage and NCI will develop agents to enhance the efficacy of proprietary cancer vaccines and mouse model cancer vaccines developed by NCI. After the Tarus acquisition, Portage amended the CRADA to include exploration of the different adenosine compounds.

Our Business Model

Portage is a development organization that is structured to facilitate flexibility in financing and ease of partnering, licensing, and merger/acquisition of individual assets and or technology platforms.  The intellectual property (“IP”) for each platform is held in separate private entities.  Our employees and consultants work across the pipeline of assets and we believe that this can (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below.

•	Enhance operational efficiency: We allocate resources while empowering managers to make program-level decisions in order to increase productivity and speed. We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

•	Maintain an optimal cost structure: We have a relatively small number of employees and have partnered with a number of service providers to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.

•	Attract leading collaborators and licensors: Our pipeline is comprised of therapies we believe will be first-in-class therapies for a variety of cancers sourced via our extensive industry contacts and relationships (including academia and pharmaceutical industry executives). On preclinical programs/technology, we initially established development structures enabling us to keep licensors economically incentivized at the program level. We believe that our experienced drug development leadership team and approach to resource allocation differentiate us from other potential licensees.

•	Leverage the commoditized checkpoint marketplace and explore the potential to further enhance long-term clinical benefits for patients with cancer and also expand the eligible population to include those who do not currently receive anti-PD-1 therapy: Presently there are multiple approved checkpoint therapeutics that lack differentiation, resulting in a competitive market dynamic, which will favor combination therapy. There is substantial opportunity for potential expansion in the PD-1 market with our iNKT engagers and adenosine antagonists. Studies show that 70-80% of patients do not respond or have a limited response to existing monotherapies, such as PD-1 checkpoint inhibitors. We see potential for our unique approach of using iNKT engagers to initiate an immune response in tumors that have become refractory to checkpoint therapy or to increase the number of front-line patients achieving more durable responses. Combinations can improve this but often come at the cost of significant additional toxicity. The market is saturated with 14 approved PD-1 antibodies, and every major pharmaceutical company competes in this space. One illustrative example of potentially expanding eligible patients is with iNKT engagers upregulating expression of PD-L1. Patient populations that are typically not good candidates for PD-1 antibodies due to their lack or low expression of PD-L1 may be able to utilize iNKTs to sensitize tumors to PD-1 agents. Extending the use of PD-1 antibodies represents a significant potential upside for one of these companies competing for market share, should they choose to partner with Portage.

•	Promote asset flexibility: Our structure is designed to maximize flexibility and cost efficiency. This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships and/or co-development arrangements. It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

Competition

The Company competes in a global marketplace.

Like all companies operating in the pharmaceutical or biotherapeutic development sector, we face competition from well-established large pharmaceutical companies as well as innovative new entrants.  Due to the prevalence of cancer, there are companies that are focusing their efforts in this space. Some of the smaller entrants in this space with which we may compete over time include Cullinan Oncology, Inc., which develops therapeutics geared toward improving the standard of care for those living with cancer; PureTech Health, which develops medicines for diseases including intractable cancers and lymphatic and GI diseases; and immunotherapy companies such as Black Diamond Therapeutics, Repare Therapeutics, Nuvation Bio, Shattuck Labs, Jounce Therapeutics Company, Syndax Pharmaceuticals Inc. and iTeos Therapeutics S.A.

Nevertheless, we believe our strategic approach is sufficiently differentiated in that we focus on multiple aspects of resistance to current immunotherapies based on the experience of our management at BMS developing Opdivo and Yervoy. We believe one of our strengths beyond the experience of our management and directors is our keen ability to understand what technology is attractive from the eyes of a major pharmaceutical partner.  We have a broad understanding of what the market will look like by the time our product candidates, if approved, are commercialized and the interests and motivations of our potential partners or acquirers.  We pair that with focused execution plans on value added development. We also believe our extensive collaborations within the research facilities of leading, world class universities and institutes, such as the Department of Investigative Medicine at University of Oxford, Stanford University, The National Cancer Institute, the Institut Curie, the Institut National de la Santé et de la Recherche Médicale, Yale University, Radboud University, and the Ludwig Institute, among others, provides us to access and develop potentially innovative technologies.

(C) ORGANIZATIONAL STRUCTURE

We currently have four diverse oncology technology platforms, the product candidates of which have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.

Our significant subsidiaries includes:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands.;

(d)	PDS, a wholly-owned subsidiary incorporated in Delaware;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware;

(g)	Tarus, a wholly-owned subsidiary of Portage incorporated in Delaware; and

(h)	Stimunity, a 44% owned subsidiary incorporated in France.

(D) PROPERTY, PLANT AND EQUIPMENT

The Company currently does not have any material tangible fixed assets or leased properties.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A) OPERATING RESULTS (All Amounts in 000’$)

The following discussion should be read in conjunction with the Audited Consolidated Financial Statements of the Company and notes thereto for the fiscal year ended March 31, 2023, contained elsewhere in this Annual Report.

Years ended March 31,	2023	2022	2021
	in 000’$	in 000’$	in 000’$
Operating expenses	$(16,575)	$(15,588)	$(12,440)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	2,711	–	–
Impairment loss - iOx IPR&D	(59,320)	–	–
Impairment loss - Tarus IPR&D	(4,585)	–	–
Impairment loss - Goodwill	(43,862)	–	–
Impairment loss - Stimunity	(818)	–	–
Share of loss in associate accounted for using equity method	(260)	(62)	(490)
Change in fair value of warrant liability	33	852	(790)
Loss on equity issued at a discount	–	–	(1,256)
Loss on extinguishment of notes payable	–	–	(223)
Gain on sale of marketable equity securities	–	–	72
Gain on disposition of subsidiaries	–	–	412
Foreign exchange transaction (loss) gain	(53)	24	–
Depreciation	(1)	–	–
Interest income (expense), net	208	(43)	(177)
Loss before provision for income taxes	(122,522)	(14,817)	(14,892)
Income tax benefit (expense)	17,856	(4,352)	(2,297)
Net loss	(104,666)	(19,169)	(17,189)
Other comprehensive income (loss)
Net unrealized loss on investments	(5,283)	–	–
Total comprehensive loss for year	$(109,949)	$(19,169)	$(17,189)

Comprehensive loss attributable to:
Owners of the Company	$(109,894)	$(16,870)	$(15,833)
Non-controlling interest	(55)	(2,299)	(1,356)
Total comprehensive loss for year	$(109,949)	$(19,169)	$(17,189)

Overview

Portage is a clinical stage immune-oncology company advancing treatments it believes will be first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Our access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. We currently are working on 9 immuno-oncology assets, four of which are clinical stage. We source, nurture and develop the creation of early- to mid-stage treatments that we believe will be first-in-class therapies for a variety of cancers, by funding, implementing viable, cost effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses product candidates or technologies based on biology addressing known resistance pathways/mechanisms of current checkpoint inhibitors with established scientific rationales, including intratumoral delivery, nanoparticles, liposomes, aptamers, and virus-like particles.

The Portage Approach

Our mission is to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance and expanding the addressable patient population. Given these foundations, we manage capital allocation and risk as much as we oversee drug development. By focusing our efforts on translational medicine and pipeline diversification, we seek to mitigate overall exposure to many of the inherent risks of drug development.

Our approach is guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection for broad targets with disciplined ongoing evaluation;

•	Focus on translational medicine and therapeutic candidates with single agent activity;

•	Conduct randomized trials early and test non-overlapping mechanisms of action; and

•	Improve potential outcomes for patients with evasive cancers.

Our execution is achieved, in part, through our internal core team and our large network of experts, contract labs, and academic partners.

The Company believes that it is not subject to the regulation of the Investment Company Act of 1940, as amended (“40 Act”), based on the definition of “investment company” and the composition of its assets. Additionally, as the Company primarily operates within the biomedical industry as a research and development (“R&D”) business, the Company believes that it is also able to take advantage of the non-exclusive safe harbor of Rule 3a-8 promulgated under the 40 Act so as not to be characterized as an investment company. The Company has adopted a capital preservation policy referenced in that rule.

Results of Operations for Fiscal 2023 Compared to Fiscal 2022

The Company generated a net loss of approximately $104.7 million and other comprehensive loss of approximately $109.9 million during the year ended March 31, 2023 (“Fiscal 2023”), which include approximately $88.0 million of non-cash expenses, net compared to a net loss and comprehensive loss of approximately $19.2 million during the year ended March 31, 2022 (“Fiscal 2022”), an increase in net loss of $85.5 million and an increase in other comprehensive loss of $90.7 million, year-over-year.

The components of the change in net loss and other comprehensive loss are as follows:

•	Operating expenses, which include R&D and general and administrative (“G&A”) expenses, were $16.6 million in Fiscal 2023, compared to $15.6 million in Fiscal 2022, an increase of $1.0 million, which is discussed more fully below.

•	The Company’s other items of income and expense were substantially non-cash in nature and aggregated approximately $105.9 million net loss in Fiscal 2023, compared to approximately $0.8 million net income in Fiscal 2022, a change in other items of income and expense of approximately $106.7 million, year-over-year. The primary reason for the year-over-year difference in other items of income and expense were non-cash impairment adjustments relating to the carrying value of in-process research and development (“IPR&D”) for iOx and Tarus of $59.320 million and $4.585 million, respectively, the impairment of goodwill totaling $43.862 million, and the loss on impairment relating to our investment in Stimunity and the Stimunity Convertible Note of $0.607 million and $0.211 million, respectively. The impairment analysis was undertaken as a result of indications of impairment from the overall life sciences market and our market capitalization. We considered a number of factors relating to the fair value analysis of the assets at March 31, 2023, including the cost of capital, discount rates, and the impact of timing delays of obtaining data. These losses were slightly offset by non-cash gains from the change (decrease) in fair value of the deferred purchase price payable to the former Tarus shareholders and the deferred obligation - iOx milestone totaling $2.711 million and net interest income from investments in short-term investments in Fiscal 2023.

•	Additionally, the Company reflected a non-cash net deferred income tax benefit of $17.9 million in Fiscal 2023, compared to a net deferred income tax expense of $4.4 million in Fiscal 2022. Fiscal 2023 includes $11.3 million to recognize the deferred tax effect of loss on impairment recognized with respect to the iOx IPR&D, $0.7 million related to other current year losses, $3.8 million to reflect the change related to the future U.K. tax rates and $2.1 million to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. Fiscal 2022 reflected recoverable R&D tax credits generated in the U.K., partially offset by the foreign currency effect on deferred tax liability balance settleable in British pound sterling.

•	At March 31, 2023, the Company performed a fair value analysis on its investment in Intensity, and determined a fair value of $2.087 million, which was $5.322 million less than the then-carrying value. Accordingly, the Company recognized an unrealized loss in value in Intensity of $5.322 million through other comprehensive income (loss) in Fiscal 2023, which was partially offset by an unrealized gain on the change in fair value of the Stimunity Convertible Note (as defined below) of $0.039 million recognized through other comprehensive income (loss).

We may be required to record additional charges during the period in which there is an indication of impairment and the fair value of any of our intangible assets or other long-lived assets is determined to be less than the then carrying value, which could have a material adverse impact on our results of operations. Even though these charges are non-cash items, do not necessarily reflect the underlying fundamentals of our development programs and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities.

Results of Operations for Fiscal 2022 Compared to Fiscal 2021

The Company generated a net loss and comprehensive loss of approximately $19.2 million during Fiscal 2022, compared to a net loss and comprehensive loss of approximately $17.2 million during the year ended March 31, 2021 (“Fiscal 2021”), an increase in loss of $2.0 million year over year. Operating expenses, which include R&D and G&A expenses, were $15.6 million in Fiscal 2022, compared to $12.4 million in Fiscal 2021, an increase of $3.2 million, which is discussed more fully below. Operating expenses included $9.1 million of non-cash share-based compensation expense in Fiscal 2022, compared to $8.8 million in Fiscal 2021.

The Company’s other items of income and expense were substantially non-cash in nature and were approximately $0.8 million net income in Fiscal 2022, compared to approximately $2.5 million net loss in Fiscal 2021, a change in other items of income and expense of approximately $3.3 million, year over year. The primary reasons for the year over year difference in other items of income and expense were:

•	the change in the fair value of outstanding warrants of $1.6 million, from a loss of $0.8 million in Fiscal 2021 to income of $0.8 million in Fiscal 2022, as calculated under the Black-Scholes model;
•	the change in the Company’s share of an associate accounted for under the equity method of $0.4 million, from a loss of $0.5 million in Fiscal 2021 to a loss of $0.1 million in Fiscal 2022;
•	the loss on equity issued at a discount with respect to the settlement of the SalvaRx notes of $1.3 million representing the difference between the fair value of the shares in Fiscal 2021 and the warrant exercise price;
•	the loss on the extinguishment of the SalvaRx notes of $0.2 million in Fiscal 2021;
•	a non-cash gain relating to the settlement of related liabilities on the disposition of Portage Pharmaceuticals Ltd. (“PPL”) of $0.4 million, of which $0.2 million was recorded in operations in Fiscal 2021; and
•	the decrease in interest expense of $0.2 million due to the settlement of the SalvaRx notes in Fiscal 2022, which were not outstanding in Fiscal 2021.

Additionally, the Company reflected a net deferred income tax expense of $4.4 million in Fiscal 2022, compared to a net deferred income tax expense of $2.3 million in Fiscal 2021. The principal reason for the change was a $5.5 million increase attributable to an increase in the U.K. income tax rate, net of the recognition of deferred tax assets previously unrecognized. This was further offset by a $1.1 million benefit due to the foreign currency effect on deferred tax liability balance settleable in British pound sterling. The Fiscal 2021 net deferred income tax expense was attributable to the foreign currency effect on the deferred tax liability balance settleable in British pound sterling, which was partially offset by recoverable R&D development tax credits.

Other comprehensive loss was $19.2 million in Fiscal 2022, compared to $17.2 million in Fiscal 2021.

Operating Expenses

Total operating expenses (in 000’$) for the last three completed fiscal years are as follows:

Years ended March 31,	2023	2022	2021

Research and development	$8,214	$6,769	$7,312
General and administrative expenses	8,361	8,819	5,128
Total operating expenses	$16,575	$15,588	$12,440

Research and Development Costs

Fiscal 2023

R&D costs increased by approximately $1.4 million, or approximately 21%, from approximately $6.8 million in Fiscal 2022, to approximately $8.2 million in Fiscal 2023. The increase was primarily attributable to the start-up and manufacturing costs associated with the adenosine assets (PORT-6 and PORT-7) acquired in the Tarus acquisition of $1.9 million and the clinical trial costs of $1.5 million associated with the iNKT clinical trial for PORT-2. There were no such costs incurred in Fiscal 2022. Additionally, the Company incurred costs of $0.2 million associated with the NCI trial for clinical development of STING agonists and anti-RAGE agents for cancer vaccines in Fiscal 2023 and an increase of $0.2 million in other R&D costs relating to services and storage. These increases were partially offset by a reduction in non-cash share-based compensation expense of $2.4 million with respect to stock options to purchase ordinary shares granted to employees, which was attributable to (a) the vesting over time of a portion of prior year grants; and (b) the decrease in the fair value of grants of stock options made in Fiscal 2023, as well as the timing of the grants.

Fiscal 2022

R&D costs decreased by approximately $0.5 million, or approximately 7%, from approximately $7.3 million in Fiscal 2021, to approximately $6.8 million in Fiscal 2022. Fiscal 2021 R&D costs were reduced by the receipt of a $0.6 million legal settlement in respect of certain clinical development costs; accordingly, normalized expenses decreased $1.1 million year over year. The decrease was primarily attributable to non-cash share-based compensation expense associated with grants of stock options made under the Company’s Amended and Restated 2021 Equity Incentive Plan (as defined below) of $0.7 million and a decrease in iOx related share-based compensation expense of $0.5 million, a decrease of $0.5 million in other R&D costs relating to outside supplier costs, control activities and medical writing, and a decrease of $0.4 million in other R&D costs relating to services and storage, partially offset by a year over year increase in compensation of $1.0 million for employees and consultants involved in R&D activities.

Fiscal 2021

R&D costs increased by $3.2 million, or approximately 78%, from $4.1 million in Fiscal 2020, to $7.3 million in Fiscal 2021. The increase was attributable to non-cash share-based compensation expense associated with grants of stock options made under the Amended and Restated 2021 Equity Incentive Plan of $5.1 million, partially offset by a decrease in iOx related share-based compensation expense of $0.8 million. Additionally, Fiscal 2021 was impacted by the receipt of a $0.6 million cash settlement for a legal dispute the Company had with a vendor while developing one of its product candidates, as well as a general slow down in activity of $0.5 million year over year resulting from the COVID-19 pandemic.

General and Administrative Expenses

Fiscal 2023

G&A expenses decreased by approximately $0.4 million, or approximately 5%, from approximately $8.8 million in Fiscal 2022, to approximately $8.4 million in Fiscal 2023. Professional fees increased by $1.3 million, of which $0.8 million was attributable to legal fees associated with the Tarus acquisition and $0.3 million was attributable to audit and accounting related expenses in Fiscal 2023 associated with the updating of public filings, as well as costs associated with the Tarus acquisition review. $0.2 million of the increase was attributable to stamp fees in the U.K. related to acquiring the outstanding minority interest of iOx, our subsidiary that manages our iNKT engager platform. Additionally, payroll-related expenses increased by $0.8 million due to the adoption of a compensation program in Fiscal 2023 designed to attract and retain management; along the same lines, the Company incurred $0.3 million in compensation to its directors in Fiscal 2023. These increases were partially offset by a decrease in non-cash share-based compensation expense of $2.4 million attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants and the decrease of $0.4 million associated with D&O insurance, which was attributable to a decrease in the D&O premium market year-over-year.

Fiscal 2022

G&A expenses increased by approximately $3.7 million, or approximately 73%, from approximately $5.1 million in Fiscal 2021, to approximately $8.8 million in Fiscal 2022. The principal reason for the increase was the $1.6 million of non-cash share-based compensation expense associated with the Company’s Amended and Restated 2021 Equity Incentive Plan, of which $2.4 million is associated with directors’ compensation and $0.8 million is associated with the new grants of stock options issued in January and February 2022, which was partially offset by a decrease of $1.6 million associated with management compensation; and a decrease in iOx related share-based compensation expense of $0.1 million. Additionally, the Company incurred an increase of $1.0 million in professional fees relating to initiatives associated with a corporate restructuring and public relations and business development. Finally, D&O insurance premiums increased $1.4 million in Fiscal 2022 compared to Fiscal 2021 due to market rate increases in the cost of coverage, partially offset by a decrease in office and general expenses of $0.2 million, attributable to investor related expense, which includes transfer agent fees, Nasdaq fees and investor meeting costs.

Fiscal 2021

G&A expenses increased by $3.2 million, from $1.9 million in Fiscal 2020, to $5.1 million in Fiscal 2021. The principal reason for the increase was the $2.8 million of non-cash share-based compensation expense associated with the Company’s Amended and Restated 2021 Equity Incentive Plan in Fiscal 2021. No share-based compensation expense under the Amended and Restated 2021 Equity Incentive Plan was incurred in Fiscal 2020. Additionally, the Company incurred $0.2 million relating to initiatives associated with a corporate restructuring and public relations and business development and an increase of $0.2 million in D&O insurance premiums.

(B) LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

Portage filed a Registration statement with the SEC under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021. In connection with the Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by Portage of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by Portage in an ATM program of up to a maximum aggregate offering price of $50,000,000 of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021, with Cantor Fitzgerald & Co., the sales agent;
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the resale by Portage of up to $30,000,000 in ordinary shares that Portage may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln.

The Sales Agreement permits the Company to sell in an ATM program up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by the Company under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act. Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus.

During the quarter ended June 30, 2021, we commenced an ATM program, and we sold 90,888 ordinary shares during the June 2021 quarter, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company completed the sale of 1,150,000 ordinary shares, including the underwriters’ option, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021.

On July 6, 2022 (the “Signing Date”), the Company entered into the Committed Purchase Agreement with Lincoln, pursuant to which the Company may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios as described below.

•	Regular Purchase – At any time after the Closing Date (as defined below) and provided that the closing sale price of the ordinary shares is not less than $0.25 per share, from time to time on any business day selected by the Company (the “Purchase Date”), the Company shall have the right, but not the obligation, to require Lincoln to purchase up to 30,000 ordinary shares (the “Regular Purchase Amount”) at the Purchase Price (as defined below) per purchase notice (each such purchase, a “Regular Purchase”). Lincoln’s committed obligation under each Regular Purchase shall not exceed $1,500,000; provided, that the parties may mutually agree at any time to increase the dollar amount of any Regular Purchase on any Purchase Date above and beyond the forgoing amounts that Lincoln is committed to purchase. The purchase price for Regular Purchases (the “Purchase Price”) shall be equal to the lesser of: (i) the lowest sale price of the ordinary shares during the Purchase Date, and (ii) the average of the three (3) lowest closing sale prices of the ordinary shares during the ten (10) business days prior to the Purchase Date. The Company shall have the right to submit a Regular Purchase notice to Lincoln as often as every business day. “Closing Date” shall mean the date that customary conditions to closing have been satisfied, including that the Company’s shelf registration statement for the ordinary shares to be issued pursuant to the Committed Purchase Agreement is effective and available for use and any listing application and/or exchange approvals, to the extent applicable, have been approved.

•	Accelerated Purchase – In addition to Regular Purchases and provided that the Company has directed a Regular Purchase in full, the Company in its sole discretion may require Lincoln on each Purchase Date to purchase on the following business day (“Accelerated Purchase Date”) up to the lesser of (i) three (3) times the number of ordinary shares purchased pursuant to such Regular Purchase, and (ii) 25% of the trading volume on the Accelerated Purchase Date at a purchase price equal to the lesser of 97% of (i) the closing sale price on the Accelerated Purchase Date, and (ii) the Accelerated Purchase Date’s volume weighted average price (the “Accelerate Purchase Price”). The parties may mutually agree to increase the number of ordinary shares sold to Lincoln on any Accelerated Purchase Date at the Accelerated Purchase Price. The Company shall have the right in its sole discretion to set a minimum price threshold for each Accelerated Purchase in the notice provided with respect to such Accelerated Purchase and the Company may direct multiple Accelerated Purchases in a day; provided, that delivery of ordinary shares has been completed with respect to any prior Regular Purchases and Accelerated Purchases Lincoln has purchased.

•	Tranche Purchase – In addition to Regular Purchases and Accelerated Purchases and provided that the closing price of the ordinary shares is not below $0.25, at any time beginning five (5) business days from the Closing Date, the Company shall have the option to require Lincoln to purchase up to $3,000,000 in separate purchases of up to $1,000,000 of ordinary shares for each purchase (the “Tranche Purchases”, and with Regular Purchases and Accelerated Purchases, the “Committed Purchases”). The purchase price for each Tranche Purchase shall be equal to 90% of the Purchase Price. The Company may deliver notice to Lincoln for a Tranche Purchase so long as at least twenty (20) business days have passed since any Tranche Purchase was completed.

Upon execution of the Committed Purchase Agreement, The Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one (1) business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement.

Committed Purchases shall be suspended if any of the following occur: (i) the shelf registration statement is not available for the sale of all of the ordinary shares issued pursuant to the Committed Purchase Agreement for ten (10) consecutive trading days or for a total of thirty (30) trading days out of the preceding 365 days; (ii) the ordinary shares cease to be DTC authorized and participating in the D.W.A.C./F.A.S.T. systems; (iii) suspension of the ordinary shares from trading for one (1) trading day; (iv) any breach of the representations and warranties or covenants contained in any related agreements with Lincoln which has or which could have a material adverse effect on the Company, Lincoln or the value of the ordinary shares, subject to reasonable cure periods to be agreed upon for curable breaches of covenants; (v) if the Company is listed on a national exchange or market (excluding the OTC Markets, OTC Bulletin Board or comparable market), at any time prior to shareholder approval of the Committed Purchase Agreement more than 19.99% of the Company’s aggregate ordinary shares, determined as of the Signing Date, would be issuable to Lincoln in violation of the principal securities exchange or market rules; (vi) if the ordinary shares cease to be eligible for trading on the Nasdaq Capital Market, the Company’s principal market, and is not immediately thereafter trading on the Nasdaq Global Select Market, the Nasdaq Global Market, the NYSE, the NYSE American, or the OTC Markets; or (vii) the Company’s insolvency or the Company’s participation or threatened participation in insolvency or bankruptcy proceedings by or against the Company. The Committed Purchases may resume following the resolution of any of the forgoing events.

The Committed Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the Signing Date, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

In connection with the Committed Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated July 6, 2022. Pursuant to the Registration Rights Agreement, the Company agreed, that within the time required under Rule 424(b) under the Securities Act, to file with the SEC the initial prospectus supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Committed Purchase Agreement. All reasonable expenses of the Company incurred through the registration of the ordinary shares under the Committed Purchase Agreement shall be paid by the Company.

In October 2022, we began selling shares pursuant to the ATM program and the Sales Agreement. Through March 31, 2023, the Company sold 166,145 ordinary shares under the ATM, generating net proceeds of approximately $0.9 million. Separately, between October 2022 and March 31, 2023, the Company sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million. The Company’s access to the ATM program and the Committed Purchase Agreement is generally limited by the Company’s trading volume.

On March 1, 2023, the Company, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

Going Concern

The accompanying consolidated financial statements for the year ended March 31, 2023 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying consolidated financial statements for the year ended March 31, 2023 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of March 31, 2023, we had cash and cash equivalents of approximately $10.5 million and total current liabilities of approximately $1.9 million. For the year ended March 31, 2023, we reported a net loss of approximately $104.7 million (which include approximately $105.9 million of non-cash charges), and cash used in operating activities of approximately $12.1 million. As of June 30, 2023, we had approximately $7.7 million of cash and cash equivalents on hand.

 Our cash and cash equivalents balance is decreasing and we will not generate positive cash flows from operations for the year ending March 31, 2024. We intend to meet our ongoing capital needs by using our available cash.

We have and may continue to delay, scale-back, or eliminate certain of our activities and other aspects of our operations until such time as we are successful in securing additional funding. We are exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. As of the date of this filing, we currently anticipate that current cash and cash equivalents, excluding any potential proceeds from our ATM program and Committed Purchase Agreement with Lincoln, will be sufficient to meet our anticipated cash requirements through the end of October 2023. Access to our Committed Purchase Agreement with Lincoln is generally limited based on, among other things, our trading volume. Furthermore, we are limited by the Baby Shelf Rule as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million. The amount of funds we can raise through primary non-affiliate public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of our company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

We have incurred substantial operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

We historically have funded our operations principally from proceeds from issuances of equity and debt securities. We will require significant additional capital to make the investments it needs to execute its longer-term business plan. Our ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit our operations or ability to enter into certain transactions.

Operating Cash Flow

Fiscal 2023

During Fiscal 2023, the Company used cash of $12.1 million to fund operating activities. Operations in Fiscal 2023 were funded by the Company’s existing cash and the ATM program and the public offerings in 2022 and 2021 and the ordinary shares issued to Lincoln under the Committed Purchase Agreement, described above under “Capital Resources.”

Fiscal 2022

During Fiscal 2022, the Company used cash of approximately $6.8 million to fund operating activities, which was provided by the Company’s existing cash and the ATM program and the public offering, described above.

Fiscal 2021

During Fiscal 2021, the Company used cash of approximately $4.3 million to fund operating activities, which was funded by the Company’s existing cash and net proceeds from a private placement that closed in June 2020 of approximately $6.7 million.

The Company’s continuing operations are dependent upon any one of:

1.	the development and identification of economically recoverable therapeutic solutions;
2.	the ability of the Company to obtain the necessary financing to complete the research and development; or
3.	the future profitable production, or proceeds, from the disposition of intellectual property.

The Company has incurred substantial operating losses since inception due to significant R&D spending and corporate overhead and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As of March 31, 2023, the Company had cash and cash equivalents of approximately $10.5 million, working capital of approximately $11.8 million (including prepaid expenses of $2.7 million) and an accumulated deficit of approximately $159.6 million.  The Company has funded its operations primarily from proceeds from the sale of equity and debt securities. The Company will require significant additional capital to make the investments that it needs to execute its longer-term business plan. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company’s operations or ability to enter into certain transactions.

Investing Cash Flows

Fiscal 2023

During Fiscal 2023, the Company used cash of $0.6 million to fund investing activities.

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”). The Stimunity Convertible Note provides for interest at 7% per annum. The Stimunity Convertible Note is automatically converted into Series A shares upon Stimunity completing a Series A round for at least €20 million. If such subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Additionally, if Stimunity completes a financing with a new category of shares (other than Common Shares or Series A shares) for at least €5 million (the “Minimum Raise”), the Company will have the right to convert the Stimunity Convertible Note and the historical Series A shares owned into the new category of shares of Stimunity. In the event that Stimunity does not close a financing prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert the Stimunity Convertible Note into Series A shares at €363.00 per share or the raise price less 15%, whichever is lower. The Stimunity Convertible Note was funded by the Company on September 12, 2022 by existing cash and cash provided under the Committed Purchase Agreement described above.

On July 18, 2022, the Company and its wholly-owned subsidiary, SalvaRx, entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. The Company followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of its acquisition of SalvaRx. Further transactions whereby the Company acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the Company; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

Fiscal 2022

During Fiscal 2022, the Company did not use any cash for investing activities.

Fiscal 2021

During Fiscal 2021, the Company used cash of $0.9 million to fund investing activities. The Company invested $1.0 million in Stimunity, based upon the achievement of certain agreed milestones, which increased the Company’s interest in Stimunity to 44%, which was partially offset by $0.1 million proceeds from the sales of its remaining interest in Biohaven.

Financing Cash Flows

Fiscal 2023

During Fiscal 2023, the Company used cash of $0.1 million to fund financing activities.

During Fiscal 2023, as consideration for the Tarus acquisition, the Company issued to the former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per ordinary share of Portage. The ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months. We also assumed certain liabilities totaling $3.0 million for short-term debt held by Tarus and deferred license milestones obligations, which were repaid by us in July 2022. Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares would be triggered upon achievement of future development and sales milestones, as further described above.

In October 2022, the Company began selling shares pursuant to the ATM program and the Sales Agreement. Through March 31, 2023, the Company sold 166,145 ordinary shares under the ATM, generating net proceeds of approximately $0.9 million. Separately, the Company sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

Fiscal 2022

During Fiscal 2022, the Company generated net cash from financing activities of $27.3 million.

During the three months ended June 30, 2021, the Company commenced an ATM program, under which it sold 90,888 ordinary shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). On June 24, 2021, the Company completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled on June 28, 2021. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

Fiscal 2021

During Fiscal 2021, the Company generated cash from financing activities of $4.8 million. The Company raised net proceeds from a private placement of stock of $6.7 million, which was offset by the repayment of a $1.0 million advance from a related party and $1.0 million for the cash portion of the settlement of the SalvaRx notes.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

From May 23, 2012 to date, the Company through its operating subsidiaries is engaged in general research and development and clinical and pre-clinical studies as detailed under Item 4 (B) “Business Overview” of this Annual Report. Research and development expenses analysis and details are provided under Item 5 (A) “Operating Results” of this Annual Report. All research and development expenses are expensed as they are incurred.

iOx License

On July 1, 2015, iOx entered into a licensing agreement with Ludwig Institute for Cancer Research Ltd. (“LICR”), which covers certain technology, intellectual property and know-how and development with respect to iNKT cell agonists to treat human diseases. Under the terms of the License (“LICR License”), LICR granted iOx exclusive worldwide license with the right to grant sublicenses under the Licensed Patent and Licensed Technology, each as defined in the LICR License, in each case, to development, make, have made, use, sell, offer for sale and import Licensed Products, as defined in the LICR License, subject to certain rights retained by LICR for academic and research purposes. The LICR License provides for a royalty term of ten years after the first commercial sale, on a Licensed Product by Licensed Product, country by country basis. Upon the expiration of the applicable royalty term, the license with respect to such Licensed Product in such country will convert to a non-exclusive, fully paid-up license.

LICR is entitled to 15,000 GBP as an annual license fee on each annual anniversary of the effective date of the LICR License until royalties become duly payable and 15,000 GBP as a patent reimbursement fee until LICR has been fully reimbursed for all patent costs incurred prior to the LICR License.

Additionally, LICR is entitled to milestone payments totaling up to 20.45 million GBP based upon the first Licensed Product achieving specific clinical, regulatory and sales based milestones. LICR is also entitled to milestone payment totaling up to 10.25 million GBP based upon a second Licensed Product achieving specific clinical, regulatory and sales based milestones.

Finally, LICR is entitled to a low-single digit royalty on net sales of Licensed Products that marginally escalates upon sales levels all determined by territory. LICR is also entitled to a percentage of any sublicensing income that gradually decreases based on the stage of development of the most advanced Licensed Product that is the subject of the applicable sublicense agreement.

Pursuant to the terms and conditions of the LICR License, LICR is responsible for managing the preparation, filing, prosecution and maintenance of all Licensed Patent Rights, as defined in the LICR License. iOx will reimburse LICR for all reasonable patent costs it incurs after the effective date of the LICR License. Further, the LICR License provides that both parties have the right to termination for material breach or default in the performance of obligations under the LICR License by the other party and in the event of insolvency of the other party.

Tarus License

On July 1, 2022, we acquired Tarus Therapeutics, Inc. Pursuant to the license agreement entered into by Tarus Therapeutics, Inc. and Impetis Biosciences Limited (“Impetis”) dated October 29, 2019 (“Impetis License”), Impetis granted to Tarus an exclusive sublicensable worldwide license to develop and commercialize the adenosine receptor antagonists for all indications and certain other assets which were granted upon exercise of a call option on November 5, 2020.

Under the terms of the Impetis License, Impetis is eligible to receive payments totaling up to $38 million on an Impetis Compound (as defined in the Impetis License) based upon achievement of certain clinical and commercial milestones. Milestone payments due in the amount of USD $1 million for achievement of certain regulatory milestones were paid in July 2022.

Additionally, commencing upon the First Commercial Sale (as defined in the Impetis License) of a Licensed Product (as defined in the Impetis License), Impetis is entitled to royalties on worldwide net sales that begin in the mid-single digits and escalate through multiple tiers, with net sales over $1 billion receiving low double digit royalties.

Pursuant to the terms and conditions of the Impetis License, Tarus has exclusive and full authority to manage all intellectual property (whether licensed or not) underlying the assets covered by the Impetis License and any other aspects related to exploitation, development and commercialization thereof at its own cost, and Impetis must provide Tarus reasonable assistance as requested at Tarus’ cost and expense. Further, the Impetis License provides that both parties have the right to termination for material breach by the other party and in the event that the other party undergoes certain events such as a voluntary winding-up, a liquidation or entry into receivership.

(D) TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company's business, financial condition or results of operation other than as disclosed elsewhere in this Annual Report (refer to the heading entitled "Risk Factors") under Item 3 (D) and Item 4 (B) “Business Overview” and elsewhere in this Item 5).

(E) CRITICAL ACCOUNTING ESTIMATES

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note (as defined below), deferred tax assets and liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, goodwill and in-process research and development and the determination of the accounting acquirer and acquiree in the business combination accounting.

ITEM 6 – DIRECTORS AND SENIOR MANAGEMENT

(A) DIRECTORS AND SENIOR MANAGEMENT

At March 31, 2023, we had seven members on the Board of Directors – Dr. Gregory Bailey, Mr. Steven Mintz, Dr. Ian Walters, Mr. James Mellon, Ms. Linda Kozick, Mr. Mark Simon and Dr. Robert Glassman. In connection with the acquisition of Tarus Therapeutics, Dr. Robert Glassman joined our Board of Directors on July 1, 2022. Dr. Walters is our Chairman of the Board and Chief Executive Officer (“CEO”), Dr. Bailey is our Lead Director and Mr. Allan Shaw is our Chief Financial Officer (“CFO”).

Biographical information of the key people in our organization is provided below.

Ian B. Walters, MD, MBA – Chairman of the Board and CEO

Ian B. Walters, M.D., M.B.A., is the CEO of Portage Biotech Inc. Over his 25-year plus career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through regulatory approval.

Ian specializes in the evaluation, prioritization, and the innovative development of new therapies for the treatment of severe diseases. He has worked at PDL Biopharma, Inc., Millenium Pharmaceuticals, Inc. and Sorrento Therapeutics, Inc., leading corporate development, translational medicine, clinical development and medical affairs.

Ian spent seven years at Bristol Myers Squibb, where he managed physicians overseeing the international development of more than eight oncology compounds (including Nivolimab (anti-PD-1), Ipilimumab (anti-CTLA-4), brivanib (anti VEGF/FGF), anti-IGF/IR, VEGFR2 biologic, Elotuzimab (antiCS1), as well as biomarker and companion diagnostic work. He was a core member of Bristol Myers Squibb’s Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, clinical collaborations and the company’s immuno-oncology strategy.

Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania. Ian is also a member of the board of directors of Enzo Biochem, Inc., a Nasdaq listed company, and BoKo Therapeutics. Ian is also a part-time consultant to Intensity Therapeutics, Inc.

Gregory Bailey MD – Lead Director

Dr. Bailey is the Lead Director of the Company. Gregory Bailey is a co-founder and managing partner of MediqVentures. Previously he was a managing partner of Palantir Group, Inc., a merchant bank involved in a number of biotech company startups and financings. Palantir was also involved in acquiring intellectual property assets and founding companies around such IP.

Greg was the co-founder of Portage, Ascent Healthcare Solutions, VirnetX Inc. (VHC: AMEX) and DuraMedic Inc. He was the initial financier and an independent director of Medivation, Inc. (MDVN: Nasdaq), from 2005 to December 2012. Dr. Bailey served as the Managing Director and co-Head of Life Sciences at MDB Capital Group LLC from May 2004 to December 2006. Greg has served on the board of directors of multiple public companies. His current company board positions include Biohaven, Culminant Reinsurance, Chelsea Avondale, Agex, Manx Financial, and Portage.  He is also a director and the CEO of Juvanescence Ltd. Dr. Bailey is a Member of the Compensation Committee of our Board of Directors.

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

Since January 1997, he has been a self-employed financial consultant serving both private individuals and companies, as well as public companies in a variety of industries including mining, oil and gas, real estate and investment strategies. He is currently President of St. Germain Capital Corp., a private consulting and investment firm. He is also a principal and CFO of the Minkids Group, a family investment, and development company. Steven is currently a director of Pool Safe, Inc. (since December 2009), Everton Resources, Inc. (since May 2023) and IM Cannabis (since April 2018, formerly Navasota Resources). Mr. Mintz is the Chair of the Audit Committee and a Member of the Compensation Committee of our Board of Directors.

Mr. James Mellon – Director

Jim Mellon is an author, entrepreneur and investor. He was one of the founders of Portage Biotech and is the co-author of five books, all written with a view toward identifying emerging thematic trends leading to investment opportunities. He is a founder and Executive Director of Agronomics Limited (LSE:ANIC), an investment vehicle for cellular agriculture and cultivated meat. He has a particular interest in longevity research and is currently the co-founder and chairman of anti-aging biopharma company, Juvenescence. He is also a non-executive director of Condor Gold plc, the Executive Chairman of the Board of Manx Financial Group plc, Co-founder and Non-Executive Director of Bradda Head Lithium (LSE:BHL.L). He is also Co-founder and Chairman of Endurance RP. Mr. Mellon is a Member of the Nominating Committees of our Board of Directors.

Jim studied Philosophy, Politics & Economics at Oxford University.

Ms. Linda Kozick – Director

Linda M. Kozick has more than 25 years of experience in the biopharmaceutical industry, including 15 years of strategic commercial leadership in oncology with a focus in immuno-oncology. Prior to retiring she held leadership positions at Bristol Myers Squibb and was instrumental to Obdivo and Yervoy product management and portfolio strategy. In addition to Portage, she currently serves on the Board of Directors for RAPT Therapeutics, Inc. and Artiva Biotherapeutics. Ms. Kozick is the Chair of the Compensation Committee and a Member of the Nominating Committee of our Board of Directors.

Linda received her B.S. in Medical Technology and M.S. in Molecular Immunology from SUNY Upstate Medical Center, and her MBA from Chapman University.

Mr. Mark Simon – Director

Mark Simon has over 30 years advising experience for biotech and pharma companies as an investment banker and research analyst. He is the co-founder and an advisor of Torreya Capital, LLC, which was acquired by Stifel Financial Corporation, a global investment bank serving companies in the life sciences industry on March 1, 2023. Before co-founding Torreya Capital, LLC, he was a Managing Director and the head of life sciences investment banking at Citigroup, where he covered global biopharmaceutical companies, and also served as a Managing Director and Senior Biotechnology Research Analyst at Robertson Stephens. Mark serves on the boards of Cabaletta Bio and several disease advocacy and philanthropic foundations. Mr. Simon is the Chair of the Nominating Committee and a Member of the Audit Committee of our Board of Directors.

Mark holds a B.A. in History from Columbia College and an MBA from Harvard Business School.

Robert Glassman, MD – Director

Dr. Robert Glassman brings more than 25 years of healthcare banking, venture investing and advisory experience, including as vice chair of Credit Suisse, Global Healthcare Banking and Venture Partner of Public Equity at OrbiMed. Robert also serves on the boards of directors of Umoja Biopharma, Pharvaris, and Jubilant Therapeutics. He previously served as clinical assistant professor at Weill Cornell Medicine and has also held academic positions at the Hospital University of Pennsylvania, Cornell and Rockefeller University. Robert holds an M.D. from Harvard Medical School and is a Board-certified hematologist-oncologist.

Allan L. Shaw – CFO

Allan brings more than two decades of public company financial, operational, and strategic global business leadership. Allan serves as our CFO and is a five-time public company CFO with proven skills across multiple finance disciplines: corporate finance, capital markets and strategic transactions as well as a broad base of expertise in corporate governance and risk management. He structured, directed, negotiated and closed over $4 billion in public and private financings for several companies. Mr. Shaw has served on five public boards including chairing two audit committees, two compensation committees, and is currently involved with a portfolio of healthcare activities. Mr. Shaw is the founder and since 2005, has served as senior managing director, of Shaw Strategic Capital LLC, an international financial advisory firm focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets, and serving as financial consultant to private and public companies. Mr. Shaw was the CFO and Treasurer of Syndax Pharmaceuticals, Inc. from January 2016 to February 2017 and from December 2011 to September 2015 was Managing Director of Alvarez & Marsal LLC, a global professional services firm, where he led their biopharmaceutical consulting practice. Additional prior experience includes serving as the CFO of Serono S.A. from November 2002 to May 2004, NewLead Holdings Ltd from October 2009 to July 2011 and Viatel, Inc. from November 1994 to June 2002. He currently serves on the board of directors of Calcimedica (Nasdaq: CALC) as an independent director and Edith & Carl Marks JCH of Bensonhurst, a non-profit organization, and chairs their finance committee. Mr. Shaw is a certified public accountant in the State of New York. Mr. Shaw received a B.S. from the State University of New York at Oswego College.

Robert Kramer, PhD – Chief Scientific Officer

Robert has 25 years of experience in the pharmaceutical industry and is the former Head of Oncology Discovery Research at both Bristol Myers Squibb and Janssen Pharmaceuticals, part of the Johnson & Johnson group of companies. He has been responsible for enabling the transition of 35 drugs from initial discovery into the clinic. Robert championed immunotherapy at Bristol Myers Squibb, which led, in 2009 to the acquisition of Medarex, Inc. and its portfolio of immune therapeutics that included Ipilimumab and Nivolumab. He received his PhD in pharmacology from the University of Vermont and undertook his post doctorate studies at the U.S. National Cancer Institute. Robert has also held an Assistant Professorship at the Harvard Medical School.

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

Brian has a B.A. in Marketing from Pennsylvania State University.

Justin Fairchild – Vice President of Development

Justin Fairchild has nearly 20 years of oncology drug development experience. Prior to joining Portage, Justin served as Vice President of Clinical Development at the Parker Institute for Cancer Immunotherapy, where he was responsible for a cross-functional team dedicated to the delivery of novel immunotherapy combination clinical trials. He also previously held several roles in both clinical operations and clinical development at Bristol Myers Squibb, where he contributed to both early- and late-stage studies of multiple targeted and immunotherapy oncology agents, including ipilimumab, nivolumab, dasatinib and cetuximab.

Justin earned an M.P.H. from The Johns Hopkins School of Public Health, and a B.A. in Chemistry from Colgate University.

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them in the Company, as of the date of this Annual Report, and the month and year in which they became directors or executive officers. The term of each director expires on the date of our next annual meeting.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, U.K. Lead Director effective August 16, 2022 (formerly Chairman of the Board)	June 4, 2013	See Item 6 (A) above
Mr. Steven Mintz (3) Ontario, Canada Director	April 6, 2016	See Item 6 (A) above
Mr. James Mellon (4) Isle of Man Director	February 15, 2022	See Item 6 (A) above
Mr. Mark Simon (5) New Jersey, USA Director	February 15, 2022	See Item 6 (A) above

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Ms. Linda M. Kozick (6) Florida, USA Director	February 15, 2022	See Item 6 (A) above
Dr. Robert Glassman (7) New Jersey, USA Director	July 1, 2022	See Item 6 (A) above
Dr. Ian Walters Connecticut, USA Chairman of the Board effective August 16, 2022 and CEO effective May 1, 2019 (formerly Director)	August 1, 2016	See Item 6 (A) above
Mr. Allan Shaw New York, USA CFO	May 12, 2020	See Item 6 (A) above
Mr. Robert Kramer (8) Utah, USA Chief Scientific Officer	January 8, 2019	See Item 6 (A) above
Mr. Steven Innaimo (8) Connecticut, USA Vice President of Project Management & Operations	January 8, 2019	See Item 6 (A) above
Mr. Brian Wiley Massachusetts, USA Chief Business Officer	February 15, 2022	See Item 6 (A) above
Mr. Justin Fairchild Connecticut, USA Vice President of Development	June 1, 2022	See Item 6 (A) above

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Lead Director of the Company and Member of the Compensation Committee (formerly Chair of the Company).
(3)	Chair of the Audit Committee and Member of the Compensation Committee.
(4)	Member of the Nominating Committee.
(5)	Chair of the Nominating Committee and Member of the Audit Committee.
(6)	Chair of the Compensation Committee and Member of the Nominating Committee.
(7)	Dr. Glassman joined the Board of Directors on July 1, 2022 in connection with the Tarus Therapeutics transaction. Dr. Glassman joined the Audit Committee on July 19, 2023.
(8)	Reflects the date of the SalvaRx acquisition by the Company. Prior to that, this individual was contracted by SalvaRx.

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

Board Diversity Matrix (As of July 31, 2023)
Country of Principal Executive Offices:	British Virgin Islands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	–	–
Part II: Demographic Background
Under-represented person in Home Country	4
LGBTQ+	–
Did not Disclose Demographic Background	1

(B) COMPENSATION

1.	General

During Fiscal 2023 and Fiscal 2022, the Company engaged two separate third-party compensation consultants to review the Company’s compensation structure and provide recommendations to make the Company competitive for the purpose of recruiting and retaining board members, key management and staff. The review included benchmarking and other analytical tools.

As a result of the compensation consultant’s studies and resulting recommendations, in November 2021, the Board, as recommended by the Compensation Committee, approved cash fees and stock options to be paid and awarded, as applicable, to the Company’s independent Board members for both participation as a member, as well as membership of Board committees. Cash fees to board members commenced as of January 1, 2022.

As a result of the compensation consultants’ studies and resulting recommendations, in December 2022, the Board approved, and as recommended by the Compensation Committee, salaries for officers and employees commencing January 1, 2023 and approved achievement of 73% of the target bonus for Fiscal 2023, of which 25% was paid in January 2023 and the balance of which accrued as of March 31, 2023 and is payable upon achievement of a successful financing. Additionally, as part of this effort, on March 30, 2023, the Board approved grants of stock options for all employees and directors.

Additionally, as a result of the compensation consultant’s studies and resulting recommendations, in December 2022, the Compensation Committee recommended and the Board approved a compensation regime based upon targeted goals and other metrics.

The Company does not have any plans that provide for pensions, retirement or similar benefits.

2.	Statement of Director and Executive Compensation

The following tables and accompanying notes set forth all compensation paid or payable by the Company to its directors and senior management for the fiscal years ended March 31, 2023, 2022 and 2021:

2.	Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary (2)	Bonus		Other	Securities Under Options / SARs Granted (1)		Shares or Units Subject to Resale Restrictions		Other (15)	Total Compensation
		$	$		$	$		$		$	$
Gregory Bailey – Lead Director (Former Chairman of the Board of Directors) and Compensation Committee Member
	2023	68,500	–		–	35,478	(4)	–		–	103,978
	2022	21,667	–		–	57,063	(8)	–		–	78,730
	2021	--	–		–	1,416,100	(12)	–		–	1,416,100

James Mellon - Independent Director and Audit Committee Member and Nominating Committee Member
	2023	51,500	–		–	35,478	(4)	–		–	86,978
	2022	5,208	–		–	99,360	(9)	–		–	104,568

Steven Mintz - Independent Director and Chairman of the Audit Committee and Compensation Committee Member
	2023	61,000	–		–	35.478	(4)	–		–	96,478
	2022	18,750	–		–	57,063	(8)	–		–	75,813
`	2021	–	–		–	1,416,100	(12)	–		–	1,416,100

Linda Kozick - Independent Director and Chairperson of the Compensation Committee and Nominating Committee Member
	2023	56,000	–		–	35,478	(4)	–		–	91,478
	2022	5,000	–		–	99,360	(9)	–		–	104,360

Mark Simon - Independent Director and Chairman of the Nominating Committee and Audit Committee Member
	2023	55,500	–		–	35,478	(4)	–		–	90,978
	2022	5,208	–		–	99,360	(9)	–		–	104,568

Robert Glassman - Independent Director
	2023	30,000	–		–	168,743	(5)	–		–	198,743

Ian Walters - Chairman of the Board (Former Director) and CEO
	2023	624,175	267,996	(3)	–	748,186	(6)	–		75,480	1,715,837
	2022	459,195	375,000		–	1,101,132	(10)	879,942	(11)	13,952	2,829,221
	2021	368,503	200,000		–	2,583,610	(13)	2,698,000	(14)	–	5,850,113

Allan Shaw – CFO and Secretary
	2023	378,250	102,312	(3)	–	349,308	(6)	–		43,519	873,389
	2022	256,000	161,000		–	294,336	(10)	235,469	(11)	13,952	960,757
	2021	186,290	–		–	2,241,410	(13)	–		–	2,427,700

2.	Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary (3)	Bonus		Other	Securities Under Options / SARs Granted (1)		Shares or Units Subject to Resale Restrictions		Other (15)	Total Compensation
		$	$		$	$		$		$	$
Robert Kramer - Chief Scientific Officer
	2023	218,628	63,504	(3)	–	137,454	(6)	–		28,025	447,611
	2022	195,501	83,000		–	219,876	(10)	175,784	(11)	–	674,161
	2021	147,500	–		–	1,043,710	(13)	1,615,250	(14)	–	2,806,460

Steven Innaimo - Vice President of Project Management & Operations
	2023	313,875	68,355	(3)	–	76,632	(6)	–		61,827	520,689
	2022	310,000	93,000		–	120,888	(10)	96,068	(11)	13,952	633,908
	2021	298,000	–		–	2,994,250	(13)	–		–	3,292,250

Brian Wiley - Chief Business Officer
	2023	177,185	38,588	(3)	–	118,343	(6)	–		4,915	339,031
	2022	84,057	–		–	525,600	(10)	–		–	609,657

Justin Fairchild – Vice President of Development
	2023	190,000	25,358	(3)	–	544,632	(7)	–		30,473	790,463

Notes:

1.	“SAR” means stock appreciation rights. The Company never issued any SARs.

2.	Represents base salary earned by officers in accordance with their respective contracts and Director’s fees earned by directors, as applicable, in accordance with the directors’ fee structure established by the Compensation Committee of the Board.

3.	Represents the bonus for Fiscal 2023 approved the Board, as recommended for approval by the Compensation Committee. Such amount represents 73% of the target bonus for Fiscal 2023, of which 25% was paid in January 2023 and the balance of which is accrued as of March 31, 2023 and is payable upon achievement of a successful financing.

4.	Represents aggregate grant date fair value of 14,600 options to purchase ordinary shares granted March 30, 2023, which vest on the first anniversary of the date of grant.

5.	Represents aggregate grant date fair value of 15,900 options to purchase ordinary shares granted July 27, 2022, which vest monthly on the grant date anniversary over three years following the date grant and the grant date fair value of 14,600 options to purchase ordinary shares granted March 30, 2023, which vest on the first anniversary of the date of grant.

6.	Represents aggregate grant date fair value of options to purchase ordinary shares granted March 30, 2023, which vest ratably on each of the first four anniversaries of the date of grant. See “Outstanding Equity Awards at Fiscal Year-End” below for additional information.

2.	Statement of Director and Executive Compensation (Cont’d)

7.	Represents aggregate grant date fair value of 50,000 options to purchase ordinary shares granted June 8, 2022, and 30,900 options to purchase granted March 30, 2023, which vest ratably on each of the first four anniversaries of the respective date of grant.

8.	Represents aggregate grant date fair value of 6,900 options to purchase ordinary shares granted January 19, 2022, which vest on the first anniversary of the date of grant.

9.	Represents aggregate grant date fair value of 13,800 options to purchase ordinary shares granted February 15, 2022, which vest monthly on the grant date anniversary over the first three years following the date of grant.

10.	Represents aggregate grant date fair value of options to purchase ordinary shares granted January 19, 2022, which vest ratably on each of the first four anniversaries of the date of grant. See “Outstanding Equity Awards at Fiscal Year-End” below for additional information.

11.	Represents aggregate grant date fair value (market value) of restricted stock units granted January 19, 2022, which were vested on grant date and are subject to certain restrictions.

12.	Represents aggregate grant date fair value of options to purchase ordinary shares granted January 13, 2021, which vested 1/3 on January 13, 2021, and 1/3 each on the first and second anniversaries of the grant date. See “Outstanding Equity Awards at Fiscal Year-End” below for additional information.

13.	Represents aggregate grant date fair value of options to purchase ordinary shares granted January 13, 2021, which vest ratably on the first, second and third anniversaries of the grant date. See “Outstanding Equity Awards at Fiscal Year-End” below for additional information.

14.	Represents aggregate grant date fair value (market value) of restricted stock units granted January 13, 2021, which were vested at grant date and are subject to certain restrictions.

15.	Represents employee benefits paid by the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table and related notes provide information regarding all outstanding equity awards for our executive officers as of March 31, 2023:

	Option Awards (1)						Stock Awards (6) (7) (8) (9)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (1)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Ian B Walters	–		301,688	(2)	$2.92	March 30, 2033	–	–	–	–
Ian B. Walters	31,425	(3)	94,275	(3)	$10.22	January 19, 2032	–	–	–	–
Ian B. Walters	100,667	(4)	50,333	(4)	$17.75	January 13, 2031	–	–	–	–

Allan Shaw	–		140,850	(2)	$2.92	March 30, 2033
Allan Shaw	8,400	(3)	25,200	(3)	$10.22	January 19, 2032	–	–	–	–
Allan Shaw	87,333	(4)	43,667	(4)	$17.75	January 13, 2031	–	–	–	–

Robert Kramer	–		55,425	(2)	$2.92	March 30, 2033
Robert Kramer	6,275	(3)	18,825	(3)	$10.22	January 19, 2032	–	–	–	–
Robert Kramer	40,667	(4)	20,333	(4)	$17.75	January 13, 2031	–	–	–	–

Steve Innaimo	–		30,900	(2)	$2.92	March 30, 2033
Steve Innaimo	3,450	(3)	10,350	(3)	$10.22	January 19, 2032	–	–	–	–
Steve Innaimo	116,667	(4)	58,333	(4)	$17.75	January 13, 2031	–	–	–	–

Brian Wiley	–		47,719	(2)	$2.92	March 30, 2033	–	–	–	–
Brian Wiley	15,000	(3)	45,000	(3)	$10.22	January 19, 2032	–	–	–	–

Justin Fairchild	–		30,900	(2)	$2.92	March 30, 2033
Justin Fairchild	–		50,000	(5)	$11.00	June 8, 2032	–	–	–	–

Outstanding Equity Awards at Fiscal Year-End (Cont’d)

(1)	Amounts represent options to purchase ordinary shares.
(2)	These options to purchase ordinary shares were granted on March 30, 2023, have a ten-year term and vest ratably on each of the first four anniversaries of the grant date.
(3)	These options to purchase ordinary shares were granted on January 19, 2022, have a ten-year term and vest ratably on each of the first four anniversaries of the grant date.
(4)	These options to purchase ordinary shares were granted on January 13, 2021, have a ten-year term and vest ratably on each of the first three anniversaries of the grant date.
(5)	These options to purchase ordinary shares were granted on June 8, 2022, have a ten-year term and vest ratably on each of the first four anniversaries of the grant date.
(6)

The above table excludes 152,000 restricted stock units to Mr. Walters granted January 13, 2021 with a grant day value of $2,698,000, which vested on grant date but are subject to certain restrictions and 86,100 restricted stock units granted January 19, 2022 with a grant day value of $879,942, which vested on grant date but are subject to certain restrictions.

(7)	The above table excludes 23,040 restricted stock units to Mr. Shaw granted January 19, 2022 with a grant day value of $235,469, which vested on grant date but are subject to certain restrictions.
(8)

The above table excludes 91,000 restricted stock units to Mr. Kramer granted January 13, 2021, with a grant day value of $1,615,250, which vested on grant date but are subject to certain restrictions and 17,200 restricted stock units granted January 19, 2022 with a grant day value of $175,784, which vested on grant date but are subject to certain restrictions.

(9)	The above table excludes 9,400 restricted stock units to Mr. Innaimo granted January 19, 2022, with a grant day value of $96,068, which vested on grant date but are subject to certain restrictions.

Directors' and Officers' Liability Insurance

The Company has purchased, at its expense, directors' and officers' liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company.

EXECUTIVE COMPENSATION

For the year ended March 31, 2023, our members of senior management are:

•	Ian B. Walters, Chairman of the Board and CEO
•	Allan Shaw, CFO
•	Steven Innaimo, Vice President of Project Management & Operations
•	Robert Kramer, Chief Scientific Officer
•	Brian Wiley, Chief Business Officer
•	Justin Fairchild, Vice President of Development

Executive Compensation Overview

Through November 30, 2021, the compensation of our members of senior management has primarily consisted of consulting fees (and in some cases bonuses), and share-based compensation. During Fiscal 2022 and Fiscal 2023, the Company entered into Employment contracts with Dr. Walters, Mr. Shaw, Mr. Innaimo, Mr. Kramer, Mr. Wiley and Mr. Fairchild that provide for a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock units and options to purchase ordinary shares. Our members of senior management, like all full-time employees, are eligible to participate in our health and dental benefit plans and 401(k) plan matching program. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the Board and the Compensation Committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Components of Executive Compensation

Annual Base Salary

Our members of senior management each receive a base salary to compensate them for services rendered to our company. The base salary payable to each member of senior management is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors and the compensation committee, and may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, and experience.

Annual Bonus

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing.

Equity-Based Compensation

In Fiscal 2023, the Compensation Committee approved the granting of options to purchase shares of common stock as follows:

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on June 8, 2032.

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three year period following the grant date and will expire, if unexercised, on July 27, 2032.

On March 30, 2023, the Board unanimously approved to increase the maximum number of ordinary shares reserved for issuance under the Amended and Restated 2021 Equity Incentive Plan. The aggregate number of shares available for awards under the Amended and Restated 2021 Equity Incentive Plan was increased to 2,880,992, which represented a 5% increase (or 879,180 shares) based on ordinary shares outstanding on March 29, 2023, which is equal to 16% of the issued and outstanding ordinary shares in the capital of the Company as of this date.

On March 30, 2023, the Company granted an aggregate of 746,120 stock options exercisable at a price of $2.92 per share, representing the average price of the shares on the grant date (March 30, 2023), which expire on March 30, 2033, to various directors, officers and a consultant of the Company. 14,600 options to purchase ordinary shares (total 87,600), were granted to each non-executive member of the Board and vest on the first anniversary of the grant date. A total of 651,020 stock options were granted to employees (including Mr. Walters, who is Chairman of the Board of Directors), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date. The balance of 7,500 stock options were also granted to a consultant, which was fully vested as of the grant date.

Employment Agreements

PDS entered into a Services Agreement with our CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement originally provided for a base salary of $618,000, plus cost-of-living increases. On December 19, 2022, the Compensation Committee approved the CEO’s compensation of $642,700 for Fiscal 2024. The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

Under the CEO Services Agreement, the CEO may terminate his employment with PDS at any time for Good Reason (as defined in the CEO Services Agreement). PDS may terminate the CEO’s employment immediately upon his death, upon a period of disability or without Just Cause (as defined in the CEO Services Agreement). In the event that the CEO’s employment is terminated due to his death or Disability (as defined in the CEO Services Agreement), for Good Reason or without Just Cause, he will be entitled to accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits (as defined in the CEO Services Agreement), which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and PDS shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the CEO Services Agreement), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If the CEO’s employment by PDS is terminated by PDS or any successor entity without Just Cause (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within 12 months following the effective date of a Change in Control (as defined in the CEO Services Agreement), then, in addition to paying or providing the CEO with the Accrued Obligations (as defined in the CEO Services Agreement), the Company will provide the following Change in Control Severance Benefits (as defined in the CEO Services Agreement):

(1)	PDS will pay the base salary continuation benefit for 18 months;

(2)	PDS will pay the life insurance benefit for 18 months;

(3)	PDS will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the bonus percentage for the performance year in which the CEO’s termination occurs. This bonus will be paid in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the CEO’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the CEO with continued medical and dental benefits, as described above, for 18 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of our five other members of senior management (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021, one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Executive Services Agreements provides for an initial term of two years that is automatically renewed for one-year periods (except two of the Executive Services Agreement, which provides for an initial term of one year and that is automatically renewed for one-year periods). The Executive Services Agreements initially provide for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

On December 19, 2022, the Compensation Committee approved executive compensation for Fiscal 2024, as set forth below. Compensation for Fiscal 2023 is also set forth below:

	FISCAL 2024		FISCAL 2023
	BASE SALARY	TARGET BONUS	BASE SALARY	TARGET BONUS
Allan Shaw	$469,000	40%	$348,000	40%
Robert Kramer	$225,000	40%	$216,000	40%
Steven Innaimo	$325,500	30%	$310,000	30%
Brian Wiley	$183,750	40%	$175,000	30%
Justin Fairchild (*)	$300,000	30%	$300,000	30%

(*) Mr. Fairchild’s Executive Service Agreement took effect on June 1, 2022 and his base salary for Fiscal 2023 was pro-rated based upon the contract terms.

The Executive Services Agreements can be terminated by PDS without Just Cause, by death or Disability, or by the Executive (except Mr. Fairchild) for Good Reason (each as defined in the respective Executive Services Agreements). In such instances, the Executive Services Agreements provide for the payment of accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, the Executives (except Messrs. Wiley and Fairchild) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate PDS and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the respective Executive Services Agreements), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except Mr. Fairchild) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to Item (5) and 50% of Items (1) and (3) below:

(1)	PDS will pay the Base Salary continuation benefit for 12 months;

(2)	PDS will pay the life insurance benefit for 12 months;

(3)	The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Executive Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Executive Services Agreements also includes non-competition and non-solicitation of employees and customers provisions that run during the Executive’s employment with PDS and for a period of one year after termination of employment.

Director Compensation

Non-Employee Director Compensation Policy

Effective January 1, 2022, our board of directors adopted a non-employee director compensation policy that is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation quarterly in arrears based upon the following table:

ANNUAL RETAINER
Board of Directors:
Chair (if applicable)	$30,000
Lead	$20,000
All non-employee members	$40,000
Audit Committee:
Chair	$15,000
Members	$7,500
Compensation Committee:
Chair	$12,000
Members	$6,000
Nominating Committee:
Chair	$8,000
Members	$4,000

Effective January 1, 2022, each non-employee Board member is entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-employee Board member is entitled to an annual grant of 6,900 options to purchase Portage ordinary shares, which vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $322,500 and $55,833 during the years ended March 31, 2023 and 2022, respectively. There were no Board fees incurred prior to January 1, 2022.

Non-executive Board chairpersons are entitled to an annual cash fee of $30,000, payable quarterly in arrears. In lieu of a non-executive chairperson, the lead director is entitled to an annual cash fee of $20,000 per annum paid quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nominating Committee is entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees is entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

(C) BOARD PRACTICES

Audit Committee

Our audit committee consists of Mr. Steven Mintz, Dr. Robert Glassman and Mr. Mark Simon, with Mr. Steven Mintz serving as Chairperson. Each member of our audit committee meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that Mr. Steven Mintz is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Exchange Act. Mr. Steven Mintz is a Canadian Chartered Professional Accountant. He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on the board of directors of several private and public corporations, operating in various sectors, including technology, oil & gas and biotechnology.

Dr. Glassman brings more than 25 years of healthcare banking, venture investing and advisory experience, including as vice chair of Credit Suisse, Global Healthcare Banking and Venture Partner of Public Equity at OrbiMed.

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

Pre-Approval Policies and Procedures

In the event that we plan to retain the services of the external auditors to the Company for tax compliance, tax advice or tax planning, the CFO of the Company must consult with the chair of the Audit Committee, who has the authority to approve or disapprove on behalf of the committee, those non-audit services. All other permissible non-audit services shall be approved or disapproved by the ACC as a whole.

Our external auditors are prohibited from performing for the Company non-audit services of the following nature: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions or contribution in-kind reports; (d) actuarial services; (e) internal audit outsource services; (f) management functions; (g) human resources; (h) broker or dealer, investment adviser or investment banking services; (i) legal services; (j) expert services unrelated to the audit; and (k) any other service that the Canadian and the United States Public Company Accounting Oversight Board determines is impermissible.

The Audit Committee Charter relating to compensation matters sets forth the evaluation and review requirements for incentive and equity-based compensation plans for the executives based on their periodic performance evaluation.

Compensation Committee

Our compensation committee consists of Ms. Linda Kozick, Mr. Gregory Bailey and Mr. Steven Mintz, with Ms. Linda Kozick serving as Chairperson. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review annually our compensation strategy, including base salary, incentive compensation and equity-based plans, including whether to adopt, amend and terminate compensation plans or arrangements
•	review and approve, or recommend to the Board for review and approval, annually our corporate goals and objectives, including those applicable to the compensation of the CEO and to the extent applicable, other executive officers;
•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;
•	administer our stock and equity incentive plans;
•	review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans;
•	evaluate the efficacy of our compensation policy and strategy in achieving gender and minority pay parity, positive social impact and attracting a diverse workforce; and
•	establish and review general policies relating to compensation and benefits of our employees.

Nominating Committee

Our nominating and committee consists of Mr. Mark Simon, Ms. Linda Kozick and Mr. James Mellon with Mr. Mark Simon as Chairperson. Our nominating committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;
•	evaluate the performance of our board of directors and of individual directors;
•	consider and make recommendations to our board of directors regarding the size and composition of our board of directors and its committees;
•	review developments in corporate governance practices;
•	oversee environmental, social and governance (ESG) matters;
•	evaluate the adequacy of our corporate governance practices and reporting; and
•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

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

Code of Business Conduct

The Company has established a Code of Conduct applicable to our directors, officers and employees. The Code of Conduct is accessible on our website at www.portagebiotech.com. If we make any substantive amendments to the Code of Conduct or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct to our officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 6-K.

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

(D) EMPLOYEES

The Company had seven full-time employees as of March 31, 2023, as compared to five employees as of March 31, 2022. The employees are located in the United States. Four employees oversee business operations and management of clinical development, one employee provides business development, one employee is the CFO and one employee is the executive chairman and CEO. It also uses the services of consultants from time to time.

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

On June 25, 2020, at the annual meeting of shareholders, the Company’s incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the Company’s directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Company’s 2020 Stock Option Plan was a 10% rolling stock option plan under which the Company’s directors were authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units (“RSUs”) and dividend equivalent rights (the “2021 Equity Incentive Plan”). Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of $17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director of the Company) vest 1/3 on each of the first three anniversaries of the grant date.

Additionally, the Company granted 243,000 RSUs on January 13, 2021, with a grant date fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The RSUs vested on the date of grant, but underlying shares cannot be sold until one of four of the following conditions are met: (1) a Change in Control (as defined in the Amended and Restated 2021 Equity Incentive Plan), (2) the participant’s Separation from Service (as defined in the Amended and Restated 2021 Equity Incentive Plan), (3) the participant’s death, or (4) the participant’s Disability (as defined in the Amended and Restated 2021 Equity Incentive Plan).

On January 19, 2022, the Board of Directors unanimously approved the Amended and Restated 2021 Equity Incentive Plan. The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of ordinary shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding ordinary shares of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of ordinary shares not to exceed an additional 5% of the aggregate number of shares then outstanding;
(2)	The authorization of incentive stock options under the Amended and Restated 2021 Equity Incentive Plan; and
(3)	The provision of dividend equivalent rights to be issued when authorized.

Pursuant to the Amended and Restated 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of $10.22 per share, representing the average price of the Company’s ordinary shares on the grant date (January 19, 2022), which expire on January 19, 2032, to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board and vest on the first anniversary of the grant date. The balance of 288,200 stock options were granted to employees (one of whom is also a director of the Company), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date.

Additionally, the Company granted 135,740 RSUs to employees (one of whom is also a director of the Company) on January 19, 2022, with a fair value of $10.22 per share, representing the average price of the shares on the grant date (January 19, 2022). The RSUs were fully vested and nonforfeitable as of the grant date and will expire on January 19, 2032.

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board. Mr. Mellon owned approximately 23.9% of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board from 2016 to August 14, 2020. On February 15, 2022, in connection with the appointments, each of these directors were granted 13,800 non-qualified stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, the average price of the stock on February 15, 2022, the day immediately preceding the grant date, and will expire, if unexercised, on February 15, 2032.

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on June 8, 2032.

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three year period following the grant date and will expire, if unexercised, on July 27, 2032.

On March 30, 2023, the Board unanimously approved to increase the maximum number of ordinary shares reserved for issuance under the Amended and Restated 2021 Equity Incentive Plan. The aggregate number of shares available for awards under the Amended and Restated 2021 Equity Incentive Plan was increased to 2,880,992, which represented a 5% increase (or 879,180 shares) based on ordinary shares outstanding on March 29, 2023, which is equal to 16% of the issued and outstanding ordinary shares in the capital of the Company as of this date.

On March 30, 2023, the Company granted an aggregate of 746,120 stock options exercisable at a price of $2.92 per share, representing the average price of the shares on the grant date (March 30, 2023), which expire on March 30, 2033, to various directors, officers and a consultant of the Company. 14,600 options to purchase ordinary shares, totaling 87,600, were granted to each non-executive member of the Board and vest on the first anniversary of the grant date. A total of 651,020 stock options were granted to employees (including Mr. Walters, who is Chairman of the Board of Directors), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date. The balance of 7,500 stock options were also granted to a consultant, which was fully vested as of the grant date.

The following table sets forth the share ownership of our executive officers and directors as at March 31, 2023:

	Ordinary Shares Beneficially Owned
Name	Number		Percentage *
Gregory Bailey	3,494,095	(1)(10)	19.63%
Steven Mintz	147,211	(1)(2)	0.83%
James Mellon	3,039,004	(7)(10)	17.07%
Linda Kozick	7,283	(7)	0.04%
Mark Simon	7,283	(7)	0.04%
Robert Glassman	29,820	(9)	0.17%
Ian Walters	347,183	(3)	1.95%
Allan Shaw	95,734	(4)	0.54%
Robert Kramer	187,676	(5)	1.05%
Steven Innaimo	120,117	(6)	0.67%
Brian Wiley	15,000	(8)	0.08%

* Based on issued and outstanding ordinary shares at July 30, 2023 plus vested stock options and stock options that vest in the following 60 days.

(1)	Includes 85,000 and 6,900 vested stock options to purchase ordinary shares granted January 13, 2021 and January 19, 2022, respectively. Excludes 14,600 unvested stock options granted March 30, 2023.
(2)	Excludes 60,000 shares for which Mr. Mintz has shared investment control and disclaims beneficial ownership.
(3)	Includes 100,667 vested stock options to purchase ordinary shares and excludes 152,000 vested restricted stock units subject to certain restrictions and 50,333 unvested stock options granted January 13, 2021. Includes 31,425 vested stock options to purchase ordinary shares and excludes 86,100 vested restricted stock units subject to certain restrictions and 94,275 unvested stock options granted January 19, 2022. Excludes 301,688 unvested stock options granted March 30, 2023. Additionally, excludes 87,519 shares held in trusts for the benefit of his children for which Mr. Walters disclaims beneficial ownership.
(4)	Includes 87,334 vested stock options to purchase ordinary shares and excludes 43,666 unvested stock options granted January 13, 2021. Includes 8,400 vested stock options to purchase ordinary shares and excludes 23,040 vested restricted stock units subject to certain restrictions and 25,200 unvested stock options granted January 19, 2022. Excludes 140,850 unvested stock options granted March 30, 2023.
(5)	Includes 40,667 vested stock options to purchase ordinary shares and excludes 91,000 vested restricted stock units subject to certain restrictions and 20,333 unvested stock options granted January 13, 2021. Includes 6,275 vested stock options to purchase ordinary shares and excludes 17,200 vested restricted stock units subject to certain restrictions and 18,825 unvested stock options granted January 19, 2022. Excludes 55,425 unvested stock options granted March 30, 2023.
(6)	Includes 116,667 vested stock options to purchase ordinary shares and excludes 58,333 unvested stock options granted January 13, 2021. Includes 3,450 vested stock options to purchase ordinary shares and excludes 9,400 vested restricted stock units subject to certain restrictions and 10,350 unvested stock options granted January 19, 2022. Excludes 30,900 unvested stock options granted March 30, 2023.
(7)	Includes 6,516 vested stock options to purchase ordinary shares and 767 stock options that vest in the following 60 days and excludes 6,517 unvested stock options granted February 15, 2022. Excludes 14,600 unvested stock options granted March 30, 2023.
(8)	Includes 15,000 vested stock options to purchase ordinary shares and excludes 45,000 unvested stock options granted January 19, 2022. Excludes 47,719 unvested stock options granted March 30, 2023.
(9)	Includes 5,300 vested stock options to purchase ordinary shares and 883 stock options that vest in the following 60 days and excludes 9,717 unvested stock options granted July 27, 2022. Excludes 14,600 unvested stock options granted March 30, 2023.
(10)	These shares for Mr. Bailey and Mr. Mellon exclude 713,191 shares owned by SalvaRx Group plc. Mr. Bailey and Mr. Mellon own 36.91% and 35.07% of SalvaRx Group plc, respectively.

All shares held by the above persons carry the same rights as the other holders of the ordinary shares of the Company.

(F) DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

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

At March 31, 2023, the Company had 17,605,748 ordinary shares issued and outstanding and at July 30, 2023, the Company had 17,789,691 ordinary shares issued and oustanding.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our ordinary shares as of July 30, 2023. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date indicated above are deemed to be beneficially owned by the person holding the option and warrant and included in the holding. These beneficially held ordinary shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares(1)	Percentage of Shares(2)

Gregory Bailey	3,494,095	19.63%
James Mellon	3,039,004	17.07%

(1) The share counts below exclude 713,191 shares of our stock owned by SalvaRx Group plc, in which Mr. Bailey and Mr. Mellon own interests of 36.91% and 35.07%, respectively.

(2) Based on ordinary shares issued and outstanding as of July 30, 2023.

There were no changes to the holdings of major shareholders in Fiscal 2023 other than through stock options granted. All shares have the same voting rights. For details on Mr. Bailey and Mr. Mellon’s holdings for the last three years, see the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022, the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2021 and the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2020.

The Company is a publicly owned BVI business company. The Company is not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control of the Company.

Exemption from Insider Report Filing under Canadian Securities Legislation

The Company is a reporting issuer under the Securities Acts of each of the province of Ontario and British Columbia in Canada, which would normally require certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its ordinary shares) to file insider reports of changes in their ownership of the Company's ordinary shares under National Instrument 55-104 - Insider Reporting Requirements and Exemptions (“NI 55-104”). Under section 4.12 of National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers however, as the Company is deemed to be an SEC Foreign Issuer, the insider reporting requirements of NI 55-104 do not apply provided the insiders comply with the requirements of U.S. federal securities law relating to insider reporting.

The United States also has rules governing public reporting of the ownership of securities held in public companies. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than five per cent of a class of an equity security registered under Section 12 of the Exchange Act. Subject to certain exceptions, these persons must file, within 10 days after such acquisition, a report of beneficial ownership with the United States Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

As a foreign private issuer, the reporting and short-swing profit re-capture rules of Section 16 of the Exchange Act are not applicable to our directors, offices and holders of 10% or more of our issued and outstanding ordinary shares, calculated on a beneficial basis under Rule 13d-3 of the Exchange Act.

(B) RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

Four of the Company’s then six directors are also directors of SalvaRx Group plc.  The Company's CEO is also the CEO of SalvaRx Limited and employees of the Company comprise the management team of SalvaRx.

Payable

In January 2020, the then Chairman of the Company advanced the Company $1.0 million which was repaid in July 2020.  There was no interest or fees associated with this advance.

Investments

The Company has entered into related party transactions and certain services agreement with the companies that it has invested in.  Key management personnel of the Company have also entered into related party transactions with these invested companies. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the board of directors of Stimunity. Also see the discussion of the Stimunity Convertible Note as described under Item 5 (B) Liquidity and Capital Resources of this Annual Report.

(b)	iOx. Upon the iOx Share Exchange on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.

(c)	Saugatuck. One of the three directorships on the board of directors of Saugatuck is controlled by Portage. Additionally, the CEO of Portage is also the CEO of Saugatuck, and the management team of Portage comprises the management team of Saugatuck.

(d)	Intensity. The CEO of Portage previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage, totaling $69,759, $83,437 and $77,088 for Fiscal 2023, Fiscal 2022 and Fiscal 2021, respectively, of which $63,624 was unpaid at March 31, 2023.

(e)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Portage through a shared services agreement.

(f)	PGL. PPL held 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL. The Company disposed of 100% of its interests in PPL and PGL on March 3, 2021.

The following are related party balances and transactions other than those disclosed under Note 21, “Related Party Transactions” to the Company’s consolidated financial statements:

Interest expense includes $78,427 interest incurred in the year ended March 31, 2021, on notes issued to members of the Board. The SalvaRx Notes were settled as of August 6, 2020 and, accordingly, no further interest expense was incurred. In connection with the settlement of the SalvaRx Notes, $692,045 of accrued interest and $805,000 of principal was paid to directors. The directors also exchanged an aggregate $2,415,000 of notes payable for SalvaRx warrants at a price of $6.64, which were exchanged for Portage warrants and converted to Portage stock on October 13, 2020.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with OSI, the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx.

Share Exchange Agreement – iOx

On July 18, 2022, the Company and SalvaRx entered into a Share Exchange Agreement with each of the minority shareholders of iOx resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

The Company now owns the worldwide rights to its small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx through its wholly-owned subsidiary, SalvaRx.

As additional consideration for the sale of the iOx shares to the Company under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price, as defined in the Share Exchange Agreement, upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to settle the Earnout Shares in cash.

Employment Agreements

For a description of compensation arrangements and employment agreements between the Company and its members of senior management as well as director compensation arrangements, see Part I Item 6.B “Compensation” of this Annual Report.

(C) INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Information regarding our financial statements is contained under Item 18 of this Annual Report.

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

(B) SIGNIFICANT CHANGES

There were no significant events or changes to report that happened subsequent to March 31, 2023, to the date of this report.

ITEM 9 – THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The Company’s shares have been listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “PRTG” since February 25, 2021.

The following table outlines the annual high and low market prices for an ordinary share for the five most recent fiscal years. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High		Low
	Nasdaq	CSE	Nasdaq	CSE
Year ended March 31,	US$	US$	US$	US$
2023*	11.95	N/A	2.60	N/A
2022*	42.81	N/A	6.57	N/A
2021*	39.50	38.99	8.88	0.09
2020	0.15	0.14	0.07	0.08
2019	0.14	0.15	0.07	0.07

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

The following table outlines the high and low market prices for an ordinary share for each fiscal financial quarter for the two most recent fiscal periods and subsequent periods. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High	Low
	Nasdaq	Nasdaq
Quarter ended:	US$	US$
30-Jun-23*	3.87	2.73
31-Mar-23*	7.20	2.60
31-Dec-22*	7.53	4.42
30-Sep-22*	10.12	5.89
30-Jun-22*	11.95	5.16
31-Mar-22*	12.00	6.57
31-Dec-21*	23.74	10.73
30-Sept-21*	22.40	13.65
30-Jun-21*	42.81	20.96

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

The following table outlines the high and low market prices for each of the most recent six months:

	High	Low
	Nasdaq	Nasdaq
Month	US$	US$
July 2023 (through July 30, 2023)	3.68	2.76
June 2023	3.87	3.20
May 2023	3.66	2.73
April 2023	3.52	2.95
March 2023	3.70	2.60
February 2023	5.06	3.60

(B) PLAN OF DISTRIBUION

Not applicable.

(C) MARKETS

The Company's ordinary shares currently trade in one place. The Company’s shares have been listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “PRTG” since February 25, 2021. Before April 23, 2021, the Company’s ordinary shares were traded in two places.

1.	Since February 25, 2021, the ordinary shares of the Company began trading on Nasdaq under the trading symbol “PRTG”. Before then, the ordinary shares had been traded in the OTC market since 2000 under the trading symbol "PTGEF”.

2.	Effective October 28, 2013, the Company's ordinary shares were also listed for trading in United States currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol "PBT.U". The Company voluntarily delisted its ordinary shares from the CSE at the market close on April 23, 2021, since the Company’s shares were trading on Nasdaq from February 2021.

(D) SELLING SHAREHOLDERS

Not applicable.

(E) DILUTION

Not applicable.

(F) EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

(A) SHARE CAPITAL

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(J) ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

General

Portage Biotech Inc. amended its Memorandum of Association and Articles of Association (“M&A”) on September 20, 2022 and filed an updated version thereof with the Registrar of Companies in the British Virgin Islands on September 20, 2022.

Pursuant to our M&A, we are authorized to issue an unlimited number of ordinary shares of no-par value.

The following are summaries of material terms and provisions of our M&A and the BVI Act, insofar as they relate to the material terms applicable to our ordinary shares. Unless otherwise stated, the following summaries are of the terms of our shares as of the date of this Annual Report. This summary is not intended to be complete, and you should read the form of our Memorandum and Articles of Association, which has been filed as an exhibit to this report.

Meetings of shareholders

If our shareholders want us to hold a meeting of shareholders of the company, they may requisition the directors to hold one upon the written request of shareholders entitled to exercise at least 10% of the voting rights in respect of the matter for which the meeting is requested. Under British Virgin Islands law, this 10% threshold may only be increased to a maximum of 30% and any such increase would require an amendment to the M&A.

The directors may decide whether a meeting of the shareholders will be held as a Physical Meeting, a Virtual Meeting or a Hybrid Meeting as those terms are defined in the M&A.

Subject to our M&A, a meeting of shareholders of the company will be called by not less than ten days' written notice and no more than 60 days’ notice. Notice of every meeting of shareholders may be delivered electronically and will be given to all of our shareholders. However, the inadvertent failure of the convener or conveners of a meeting of shareholders to give notice of the meeting to a shareholder, or the fact that a shareholder has not received the notice, does not invalidate the meeting.

A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy two or more shareholders entitled to vote at the meeting.

Rights attaching to shares

Voting rights

Holders of our ordinary shares have identical rights, including dividend and liquidation rights, provided that, except as otherwise expressly provided in our M&A or required by applicable law, on any matter that is submitted to a vote of our shareholders, holders of our ordinary shares are entitled to one vote per ordinary share.

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

Protection of minority shareholders

Under the laws of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the BVI Act or the constituent documents of the Company, our M&A. Shareholders are entitled to have our affairs conducted in accordance with the BVI Act and the M&A.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company's affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to British Virgin Islands law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company's M&A, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the U.S.

Pre-emption rights

British Virgin Islands law does not make a distinction between public and private companies and some of the protections and safeguards (such as statutory pre-emption rights) that investors may expect to find in relation to a public company are not provided for under British Virgin Islands law, save to the extent they are expressly provided for in the M&A. There are no pre-emption rights applicable to the issuance of new shares by us under either British Virgin Islands law generally or our M&A more specifically.

Modification of rights

As permitted by British Virgin Islands law, and our M&A, we may vary the rights attached to our ordinary shares.

Transfer of shares

Subject to any applicable restrictions set forth in our M&A, any of our shareholders may transfer all or any of his or her shares by a written instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or by means of a Relevant System (as defined in our M&A) or in any other form which our directors may approve. Shares may be held electronically and transferred electronically.

The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine.

Changes in authorized ordinary shares

By resolution of our directors, we may (i) consolidate and divide all or any of our unissued authorized shares into shares of larger amount than our existing shares; (ii) sub-divide our existing ordinary shares, or any of them into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of the BVI Act; or (iii) create new classes of shares with preferences to be determined by the board of directors at the time of authorization.

Dividends

Subject to the BVI Act and our M&A, our directors may, by resolution, authorize a distribution to shareholders at such time and of such an amount as they think fit, if they are satisfied, on reasonable grounds, that, immediately after the distribution, we will satisfy the 'solvency test'. A company will satisfy the solvency test if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due. Where a distribution is made to a shareholder at a time when the company did not, immediately after the distribution, satisfy the solvency test, it may be recovered by the company from the shareholder unless (i) the shareholder received the distribution in good faith and without knowledge of the company's failure to satisfy the solvency test; (ii) the shareholder has altered his position in reliance on the validity of the distribution; and (iii) it would be unfair to require repayment in full or at all.

Share repurchases

As permitted by the BVI Act and our M&A, shares may be repurchased, redeemed or otherwise acquired by us provided that, immediately following the repurchase or redemption, we are satisfied we will pass the aforementioned solvency test.

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

Liquidation rights

As permitted by British Virgin Islands law and our M&A, a voluntary liquidator may be appointed under Part XII of the BVI Act if we satisfy the solvency test (as aforementioned save that it is satisfied if assets equal or exceed liabilities).

Board of directors

We are managed by a board of directors, which consisted of seven directors at March 31, 2023. Our M&A provide that the board of directors may be established by the board of directors up to a maximum of 15 members.

Our shareholders may, pursuant to our M&A, by resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution of shareholders at any time remove any director before the expiration of his or her period of office with or without cause, and may, pursuant to our M&A, elect another person in his or her stead. Subject to our M&A, the directors will have power at any time and from time to time to appoint any person to be a director, either as an addition to the existing directors or to fill a vacancy as long as the total number of directors does not at any time exceed the maximum number fixed by or in accordance with our M&A (if any).

Our M&A do not provide for alternate directors.

There are no share ownership qualifications for directors, unless otherwise decided by a resolution of shareholders. Meetings of our board of directors may be convened at any time deemed necessary by any of our directors.

Unless the quorum has been otherwise fixed by the board, a meeting of our board of directors will be competent to make lawful and binding decisions if a majority of the directors are present or represented. At any meeting of our directors, each director, whether by his or her presence or by his or her alternate, is entitled to one vote.

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

Issuance of additional ordinary shares

Our M&A authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our M&A authorize our board of directors from time to time to issue ordinary shares to the extent permitted by the BVI Act.

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

Inspection of books and records

Under British Virgin Islands law holders of our ordinary shares will be entitled, on giving written notice to us, to inspect and make copies or take extracts of our: (a) M&A; (b) register of shareholders; (c) register of directors; and (d) minutes of meetings and resolutions of shareholders and those classes of shareholders of which he is a shareholder.

Subject to our M&A, our board of directors may, if they are satisfied that it would be contrary to our interest to allow a shareholder to inspect any document, or part of a document as referenced above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where our directors exercise their powers in these circumstances, they shall notify the shareholder as soon as reasonably practicable.

Conflicts of interest

Pursuant to the BVI Act and the Company's M&A, a director of the Company who has an interest in a transaction and who has declared such interest to the other directors, may:

●	vote on a matter relating to the transaction;

●	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

●	sign a document on behalf of the company or do any other thing in his capacity as a director, which relates to the transaction.

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

We reserve the right to request such information as is necessary to verify the identity of a subscriber for our ordinary shares. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the British Virgin Islands knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business, the person will be required to report his belief or suspicion to the Financial Investigation Agency of the British Virgin Islands, pursuant to the Proceeds of Criminal Conduct Act (Revised Edition 2020, as amended). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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

Voting rights and quorum requirements

Under British Virgin Islands law, the voting rights of shareholders are regulated by the company's memorandum and articles of association and, in certain circumstances, the BVI Act. The memorandum and articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Unless the articles of association otherwise provide, the requisite majority is usually a simple majority of votes cast. Under the M&A, a resolution of shareholders requires a majority vote of those persons voting at a meeting or in the case of a written resolution of shareholders, the vote of a majority of the shareholders.

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

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan or merger or consolidation contains any provision which, if proposed as an amendment to the memorandum of association and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

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

Indemnification

British Virgin Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our M&A provide for the indemnification of our directors against all losses or liabilities incurred or sustained by a director as a director of our company in defending any proceedings, whether civil or criminal and this indemnity only applies if he or she acted honestly and in good faith with a view to our best interests and, with respect to any criminal action, he or she must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Staggered board of directors

The BVI Act does not contain statutory provisions that require staggered board arrangements for a British Virgin Islands company and our M&A do not provide for a staggered board.

(C) MATERIAL CONTRACTS

The Company had no material contract, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two fiscal years immediately preceding the filing of this report that are not otherwise disclosed in this Annual Report (including the Exhibits).

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

(E) TAXATION

British Virgin Islands Tax Consequences

Under the law of the British Virgin Islands as currently in effect, a holder of ordinary shares of the Company who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to the ordinary shares of the Company, and all holders of ordinary shares of the Company are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or continued under the BVI Act.

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

General

This section is a general summary of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our ordinary shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service (“IRS”), may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of ownership or disposition of our ordinary shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our ordinary shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or non-United States law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, non-United States and United States federal estate and gift tax consequences of the ownership and disposition of our ordinary shares. In addition, this summary does not take into account any special United States federal income tax rules that may apply to a particular holder of our ordinary shares, including, without limitation, the following:

●	a dealer in securities;

●	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

●	a financial institution or a bank;

●	an insurance company;

●	a tax-exempt organization;

●	a person that holds our ordinary shares in a hedging transaction or as part of a straddle or a conversion transaction;

●	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

●	a person liable for alternative minimum tax;

●	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our ordinary shares;

●	certain former U.S. citizens and residents who have expatriated; or

●	a person who receives our ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a "U.S. Holder" if you are a beneficial owner of our ordinary shares who or which is:

●	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

●	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

●	an estate whose income is subject to United States federal income tax regardless of its source; or

●	a trust (x) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor.

Distributions

In general, subject to the PFIC rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our ordinary shares will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Unless we maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that distributions will generally be treated as a dividend for U.S. federal income tax purposes. Any dividends from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations. For U.S. foreign tax credit purposes, dividends received on our ordinary shares by a U.S. Holder will generally be treated as income from sources outside the United States and will generally constitute “passive category income.” A portion of such dividends, however, will be treated as U.S. source income, subject to certain exceptions, in proportion to our U.S. source earnings and profits if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of our ordinary shares.

U.S. Holders that are individuals and certain other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at preferential rates of taxation provided that certain holding period and other requirements are met. For this purpose, a foreign corporation (other than a corporation that is classified as a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Our ordinary are listed on Nasdaq, which is an established securities market in the United States, and are expected to be readily tradable. Thus, we expect that dividends paid on its ordinary shares will meet the conditions above required for the preferential tax rates, provided we are not a PFIC in the year such dividend is paid or the preceding taxable year.

Sale, Exchange or Other Taxable Disposition

Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition and the adjusted tax basis of such ordinary shares. As discussed above, a U.S. Holder’s initial tax basis in our ordinary shares will generally equal the fair market value on the distribution date of such shares. Such gain or loss will be a long-term capital gain or loss if our ordinary shares have been held for more than one year and will be a short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company (PFIC)

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to related companies, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year based on our income and assets. We believe that we were a PFIC in the fiscal year ended in 2018 and that we were a PFIC for the fiscal year ended March 31, 2023. We may have been a PFIC in other years and we may be a PFIC in the future.

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

If we are a PFIC for any fiscal year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder of our ordinary shares during such year will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. U.S. Holders should consult their tax advisers regarding the tax consequences if the PFIC rules apply to any of our subsidiaries. Alternatively, if we are a PFIC and if our ordinary shares are "regularly traded" on a "qualified exchange," a U.S. Holder may be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our ordinary shares would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq is a qualified exchange for this purpose. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a so-called "Qualified Electing Fund" election to avoid the PFIC rules regarding distributions and gain described above. The PFIC taxation regime would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made a valid and effective QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder's pro rata share of our ordinary earnings as ordinary income and such U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. U.S. Holders should be aware, however, that we are not required to make this information available but have agreed to do so for prior fiscal years for those U.S. Holders who ask for it. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, if we are a PFIC or, with respect to particular U.S. Holders, are treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us, generally with the U.S. Holder's federal income tax return for that year. If we are a PFIC for a given taxable year, you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisers with respect to the ownership and disposition of our ordinary shares, the consequences if we are or become a PFIC, any elections available with respect to our ordinary shares, and the IRS information reporting obligations with respect to the ownership and disposition of our ordinary shares.

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

If you meet one of tests above, you generally will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30 percent or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our ordinary shares that are made in the United States or by a United States related financial intermediary may be subject to United States information reporting rules. In addition, U.S. Holders may be subject to United States federal backup withholding tax. U.S. Holders will not be subject to backup withholding provided that:

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. To fulfill these requirements we file with the Securities and Exchange Commission, within four months after the end of our fiscal year an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file current reports on Form 6-K for significant corporate events throughout the year. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing of proxy statements.  Also, because we are a foreign private issuer our officers, directors and principal shareholders are exempt from the reporting and short swing profit provisions contained in Section 16 of the Exchange Act.

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

(I) SUBSIDIARY INFORMATION

The documents concerning the Company's subsidiaries referred to in this Annual Report may be inspected at the Company's office at 61 Wilton Road, Westport, Connecticut 06880.

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

Management has assessed that the fair values of cash and cash equivalents and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Company’s financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

Cash and cash equivalents. Cash and cash equivalents comprise cash on hand and amounts invested in underlying Treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2023 and 2022, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

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

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's disclosure controls and procedures, as such term is defined in Rules 13(a)-13(e) and 15(d)-15(e) of the Exchange Act are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the CEO and the CFO, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including our Company's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of a material weakness in internal control over financial reporting as identified below under the heading "Internal Controls over Financial Reporting Procedures". Management anticipates that such disclosure controls and procedures will not be effective until the material weakness is remediated.

Management's Annual Report on Internal Control over Financial Reporting (ICFR)

The management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the Company’s Board of Directors regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under these criteria, management identified material weaknesses in the Company’s internal controls over financial reporting and, as a result, management concluded that the Company’s internal control over financial reporting was not effective as of March 31, 2023.

Management identified the following material weaknesses in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	Management lacks the number of skilled persons that it requires given the complexity of the reporting requirements that it has to make, which more specifically include the staff and expertise to (i) properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) apply complex accounting principles, including those relating to business combination accounting, income taxes and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process R&D assets, share-based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Management is committing additional resources to improve and augment its control over financial reporting as well as continue to leverage experienced consultants to assist with ongoing IFRS and SEC compliance requirements.

ITEM 16(A) – AUDIT COMMITTEE FINANCIAL EXPERTS

The Board of Directors has determined that Mr. Steven Mintz, is an audit committee financial expert and is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16 (B) – CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the fiscal 2014 annual report on Form 20-F.

A copy of our Code of Ethics can be obtained, without charge, by writing to our corporate office at c/o Portage Development Services Inc., Ian Walters, 61 Wilton Road, Westport, Connecticut 06880.

During the most recently completed fiscal year, we neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) from any provision of its Code of Ethics.

ITEM 16 (C) – PRINCIPAL ACCOUNTANT'S FEES AND SERVICES

The following outlines the expenditures for accounting fees paid or accrued to our independent auditing firm of the Company for the last two fiscal periods ended:

March 31,	2023	2022

Audit fee	$292,075	$196,780
Audit-related fees	$–	$–
Other services	$109,160	$30,900

Included in audit fees are $157,075 and $67,800 with respect to the three quarterly reviews performed in fiscal 2023 and fiscal 2022, respectively. We also incurred fees of $74,160 and $30,900 with respect to work performed on our comfort letter and registration statement in fiscal 2023 and fiscal 2022, respectively, and $35,000 in fiscal 2023 with respect to a review of the financial statements of an acquired company. We did not have any engagement with the independent accounting firm of the Company during the fiscal years ended March 31, 2023 and 2022 with respect to professional services for tax compliance, tax advice or tax planning or for any audit-related services.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by the independent accounting firm.

ITEM 16 (D) – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 (E) – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during the fiscal year 2023.

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

ITEM 19 – EXHIBITS

(a) Financial Statements

PORTAGE BIOTECH INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2022 AND 2021

(U.S. Dollars in thousands)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portage Biotech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Portage Biotech Inc. (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Fair Value of In-Process Research & Development Assets Acquired in the Acquisition of Tarus Therapeutics, Inc.

Critical Audit Matter Description

As discussed in Note 10 to the consolidated financial statements, the Company completed the acquisition of the stock of Tarus Therapeutics, Inc. The Company accounted for this transaction under the acquisition method as prescribed by IFRS 3 Business Combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including in-process research & development assets of $28.2 million.

Auditing the fair value of the in-process research & development assets as of the acquisition date was complex and highly judgmental due to the significant measurement uncertainty, particularly due to the sensitivity of the estimates to changes in significant assumptions such as discount rates, revenue growth rates and operating margins. These assumptions are affected by expected future market or economic conditions.

How the Critical Audit Matter was addressed in the Audit

We obtained a copy of the independent appraisal of the fair value of the in-process research & development assets acquired in the acquisition of Tarus Therapeutics, Inc. that was used by management to determine their fair values and assessed the qualifications of the specialist.

To test the fair values of the in-process research & development assets, our audit procedures included:

●	We obtained the valuation report prepared by management’s third party valuation specialists. We performed the following procedures in respect to the valuation report:
-	We assessed the qualifications of the third party specialists who performed the analysis and prepared the report; and
-	We tested the mathematical accuracy of all the schedules used in the analysis.

●	With assistance from our valuation specialists, we evaluated the reasonableness of the valuation methodology and significant assumptions, including the following:
-	Weighted average cost of capital;
-	Testing certain inputs utilized by comparing them to similar companies in the industry.

●	We performed the following additional procedures:
-	Performed a sensitivity analysis of the significant assumptions to assess the range of potential fluctuations that would materially impact the fair value of the in-process research & development assets;
-	Assessed the reasonableness of the probability of success of current research & development projects;
-	Assessed the reasonableness of the expected timing to realization of revenue;
-	Assessed the reasonableness of the market penetration after commercialization; and
-	Developed an independent expectation for comparison to management’s estimated revenue, costs of revenue and administrative expenses

Impairment of In-Process Research & Development Assets

Critical Audit Matter Description

As disclosed in Note 12 to the consolidated financial statements, the Company’s in-process research & development assets are tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment. As a result of its year end assessment, management concluded that the fair values of the Company’s in-process research & development assets exceeded their respective carrying values and were therefore impaired. As a result, the Company recognized impairments related to its in-process research & development assets of $63.9 million, respectively, during the year ended March 31, 2022.

Auditing management’s impairment tests of in-process research & development assets was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the assets. In particular, the fair value estimates are sensitive to changes in significant assumptions such as discount rates, revenue growth rates and operating margins. These assumptions are affected by expected future market or economic conditions.

How the Critical Audit Matter was addressed in the Audit

We obtained a copy of the Company’s impairment assessments including an independent appraisal of the fair values of the Company’s in-process research & development assets that were used by management to determine their fair values, in accordance with IAS 36 (Impairment of Assets) and assessed the qualifications of the specialist.

To test the impairment assessment including fair values of the in-process research & development assets, our audit procedures included:

●	We obtained the valuation report prepared by management’s third party valuation specialists. We performed the following procedures in respect to the valuation report:
-	We assessed the qualifications of the third party specialists who performed the analysis and prepared the report; and
-	We tested the mathematical accuracy of all the schedules used in the analysis.

●	With assistance from our valuation specialists, we evaluated the reasonableness of the valuation methodology and significant assumptions, including the following:
-	Weighted average cost of capital;
-	Testing certain inputs utilized by comparing them to similar companies in the industry.

●	We performed the following additional procedures:
-	Performed a sensitivity analysis of the significant assumptions to assess the range of potential fluctuations that would materially impact the fair value of the in-process research & development assets;
-	Assessed the reasonableness of the probability of success of current research & development projects;
-	Assessed the reasonableness of the expected timing to realization of revenue;
-	Assessed the reasonableness of the market penetration after commercialization;
-	Evaluated the reasonableness of the expected time to a possible liquidation event; and
-	Developed an independent expectation for comparison to management’s estimated revenue, costs of revenue and administrative expenses

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

Melville, NY

July 31, 2023

PORTAGE BIOTECH INC.

Consolidated Statements of Financial Position

(U.S. Dollars in thousands)

		March 31,
	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	4	$10,545	$23,352
Prepaid expenses and other receivables	5	2,689	1,480
Convertible note receivable	6	442	–
Total current assets		13,676	24,832
Non-current assets
Investment in associate	6	806	1,673
Investment in private company	7	2,087	7,409
Goodwill	8, 9	–	43,324
In-process research and development	8, 10	81,683	117,388
Deferred commitment fee	18	839	–
Other assets, including equipment, net		38	36
Total non-current assets		85,453	169,830
Total assets		$99,129	$194,662

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	11	$1,865	$750
Warrant liability	14	–	33
Total current liabilities		1,865	783
Non-current liabilities
Deferred tax liability	10, 13	10,564	28,445
Deferred purchase price payable - Tarus	8, 20	7,179	–
Deferred obligation - iOx milestone	19, 20	4,126	–
Total non-current liabilities		21,869	28,445
Total liabilities		23,734	29,228

Shareholders’ Equity
Capital stock	15	218,782	158,324
Stock option reserve	16	21,204	16,928
Accumulated other comprehensive (loss) income		(4,325)	958
Accumulated deficit		(159,616)	(55,005)
Total equity attributable to owners of the Company		76,045	121,205
Non-controlling interest	22	(650)	44,229
Total equity		75,395	165,434
Total liabilities and equity		$99,129	$194,662
Commitments and Contingent Liabilities (Note 18)

/s/Allan Shaw	Chief Financial Officer	/s/Ian Walters	Chairman of the Board and Chief Executive Officer
Allan Shaw		Ian Walters

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

		Years Ended March 31,
	Notes	2023	2022	2021
Expenses
Research and development		$8,214	$6,769	$7,312
General and administrative expenses		8,361	8,819	5,128
Loss from operations		(16,575)	(15,588)	(12,440)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	8, 19, 20	2,711	–	–
Impairment loss - iOx IPR&D	10	(59,320)	–	–
Impairment loss - Tarus IPR&D	8, 10	(4,585)	–	–
Impairment loss - Goodwill	8, 9	(43,862)
Impairment loss - Stimunity	6	(818)
Share of loss in associate accounted for using equity method	6	(260)	(62)	(490)
Change in fair value of warrant liability	14	33	852	(790)
Loss on equity issued at a discount	15	–	–	(1,256)
Loss on extinguishment of notes payable		–	–	(223)
Gain on sale of marketable equity securities		–	–	72
Gain on disposition of subsidiaries		–	–	412
Foreign exchange transaction (loss) gain	10, 13	(53)	24	–
Depreciation expense		(1)	–	–
Interest income		217	–	–
Interest expense		(9)	(43)	(177)
Loss before provision for income taxes		(122,522)	(14,817)	(14,892)
Income tax benefit (expense)	10, 13	17,856	(4,352)	(2,297)
Net loss		(104,666)	(19,169)	(17,189)
Other comprehensive income (loss)
Net unrealized loss on investments	6, 7	(5,283)	–	–
Total comprehensive loss for year		$(109,949)	$(19,169)	$(17,189)

Net loss attributable to:
Owners of the Company		$(104,611)	$(16,870)	$(15,833)
Non-controlling interest	22	(55)	(2,299)	(1,356)
Net loss		$(104,666)	$(19,169)	$(17,189)

Comprehensive loss attributable to:
Owners of the Company		$(109,894)	$(16,870)	$(15,833)
Non-controlling interest	22	(55)	(2,299)	(1,356)
Total comprehensive loss for year		$(109,949)	$(19,169)	$(17,189)

Loss per share	17
Basic and diluted		$(6.49)	$(1.29)	$(1.35)

Weighted average shares outstanding	17
Basic and diluted		16,119	13,060	11,733

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity

(U.S. Dollars in thousands)

				Accumulated	Retained	Equity
	Number		Stock	Other	Earnings	Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Income (Loss)	Deficit)	of Company	Interest	Equity
Balance, April 1, 2020	10,988	$117,817	$58	$958	$(22,302)	$96,531	$49,110	$145,641
Issued under private placement	698	6,980	–	–	–	6,980	–	6,980
Share issuance costs	–	(248)	–	–	–	(248)	–	(248)
Share-based compensation expense	–	–	7,977	–	–	7,977	850	8,827
Exchange of SalvaRx warrants for Portage warrants	–	2,640	–	–	–	2,640	–	2,640
Settlement of non-controlling interest in SalvaRx Limited	–	2,451	–	–	–	2,451	(2,451)	–
Warrant liability at contract price	–	(330)	–	–	–	(330)	–	(330)
Fair value adjustment for shares issued at a discount in SalvaRx Limited	397	1,256	–	–	–	1,256	–	1,256
Shares issued for services	1	25	–	–	–	25	–	25
Expiration of unexercised stock options	–	58	(58)	–	–	–	–	–
Net loss for year	–	–	–	–	(15,833)	(15,833)	(1,356)	(17,189)
Balance, March 31, 2021	12,084	130,649	7,977	958	(38,135)	101,449	46,153	147,602
Share-based compensation expense	–	–	8,951	–	–	8,951	191	9,142
Shares issued under ATM	91	2,643	–	–	–	2,643	–	2,643
Shares issued under offering	1,150	26,450	–	–	–	26,450	–	26,450
Share issuance costs	–	(1,877)	–	–	–	(1,877)	–	(1,877)
Shares issued or accrued for services	8	120	–	–	–	120	–	120
Warrants exercised	16	339	–	–	–	339	–	339
Exchange of notes payable and accrued interest for iOx shares	–	–	–	–	–	–	184	184
Net loss for year	–	–	–	–	(16,870)	(16,870)	(2,299)	(19,169)
Balance, March 31, 2022	13,349	$158,324	$16,928	$958	$(55,005)	$121,205	$44,229	$165,434
Share-based compensation expense	–	–	4,276	–	–	4,276	–	4,276
Shares issued in Tarus acquisition	2,426	17,200	–	–	–	17,200	–	17,200
Shares issued in iOx exchange	1,070	9,737	–	–	–	9,737	(9,737)	–
Deferred obligation - iOx milestone	–	–	–	–	–	–	(5,478)	(5,478)
Excess of non-controlling interest acquired over consideration - iOx	–	29,609	–	–	–	29,609	(29,609)	–
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	94	900	–	–	–	900	–	900
Shares issued under ATM	167	944	–	–	–	944	–	944
Purchase of shares issued under Committed Purchase Agreement	480	2,038	–	–	–	2,038	–	2,038
Share issuance costs	–	(90)	–	–	–	(90)	–	(90)
Shares issued or accrued for services	20	120	–	–	–	120	–	120
Net unrealized loss on investments	–	–	–	(5,283)	–	(5,283)	–	(5,283)
Net loss for period	–	–	–	–	(104,611)	(104,611)	(55)	(104,666)
Balance, March 31, 2022	17,606	$218,782	$21,204	$(4,325)	$(159,616)	$76,045	$(650)	$75,395

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows

(U.S. Dollars in thousands)

	Years Ended March 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss for the year	$(104,666)	$(19,169)	$(17,189)
Adjustments for non-cash items:
Share-based compensation expense	4,276	9,142	8,827
Impairment loss – iOx IPR&D	59,320	–	–
Impairment loss – Tarus IPR&D	4,585	–	–
Impairment loss – Goodwill	43,862	–	–
Impairment loss – Stimunity	818	–	–
Change in fair value of deferred purchase price payable – Tarus and deferred obligation – iOx milestone	(2,711)	–	–
(Decrease) increase in deferred tax liability	(17,881)	4,394	2,446
Share of loss in associate	260	62	490
Change in fair value of warrant liability	(33)	(852)	790
Fair value of shares issued for services	120	120	25
Foreign exchange transaction gain	(14)	–	–
Depreciation	1	–	–
Gain on sale of marketable equity securities	–	–	(72)
Loss on equity issued at a discount	–	–	1,256
Amortization of debt discount	–	–	76
Loss on early extinguishment of debt	–	–	223
Gain on disposition of subsidiaries	–	–	(412)
Changes in operating working capital:
Accounts receivable	(31)	522	(111)
Prepaid expenses and other receivables	(1,201)	355	(1,477)
Other assets	24	(165)	(36)
Accounts payable and accrued liabilities	1,114	(1,212)	880
Other	84	39	–
Net cash used in operating activities	(12,073)	(6,764)	(4,284)

Cash flows from investing activities:
Purchase of convertible note receivable	(614)	–	–
Purchase of equipment	(3)	–	–
Proceeds from sale of marketable securities	–	–	140
Investment in associates	–	–	(1,000)
Net cash used in investing activities	(617)	–	(860)

Cash flows from financing activities:
Repayment of notes payable assumed in Tarus acquisition	(2,000)	–	–
Repayment of milestone obligation assumed in Tarus acquisition	(1,009)	–	–
Proceeds from shares issued under ATM and Committed Purchase Agreement	2,982	–	–
Proceeds from shares issued under registered offering	–	29,093	6,980
Share issuance costs	(90)	(1,852)	(248)
Proceeds from exercise of stock purchase warrants	–	105	–
Repayment of unsecured notes payable	–	–	(1,020)
(Repayment of) proceeds from advance from related party	–	–	(1,000)
Note proceeds received	–	–	50
Net cash (used in) provided by financing activities	(117)	27,346	4,762

(Decrease) increase in cash and cash equivalents during year	(12,807)	20,582	(382)
Cash and cash equivalents at beginning of year	23,352	2,770	3,152
Cash and cash equivalents at end of year	$10,545	$23,352	$2,770

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows (Cont’d)

(U.S. Dollars in thousands)

	Years Ended March 31,
	2023	2022	2021
Supplemental disclosure of cash flow information:
Cash paid for interest	$–	$19	$748
Increase in accounts payable for stock issuance costs	$–	$25	$–

Supplemental disclosure of non-cash investing and financing activities:
Fair value of shares issued for Tarus	$17,200	$–	$–
Fair value of shares issued for non-controlling interest purchase of iOx	$9,737	$–	$–
Fair value of deferred purchase price payable - Tarus	$8,538	$–	$–
Fair value of deferred obligation - iOx milestone	$5,478	$–	$–
Liabilities assumed in Tarus acquisition	$3,000	$–	$–
Fair value of shares issued for commitment fees - Committed Purchase	$900	$–	$–
Net unrealized loss on investments in Intensity and Stimunity Convertible Note	$(5,283)	$–	$–
Exchange of iOx shares for settlement of notes payable, accrued interest and warrants	$–	$184	$–
Shares issued pursuant to settlement of SalvaRx Notes and warrants	$–	$–	$2,640
Notes payable settled in disposition of subsidiaries	$–	$–	$200

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company” or “Portage”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 61 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under the Securities and Exchange Commission (the “SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is Nasdaq, the Company voluntarily delisted from the CSE on April 23, 2021.

Portage is a clinical-stage immuno-oncology company advancing therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enable the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of four diverse platforms, with lead programs including invariant natural killer T-cell (“iNKT”) engagers and a suite of treatments targeting the adenosine pathway. Additional programs leverage delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these four platforms, Portage has 9 product candidates currently in development with multiple clinical readouts expected through the end of calendar year 2023.

On August 13, 2018, the Company reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 8,050,701 ordinary shares of the Company (the “SalvaRx Acquisition”). The SalvaRx Acquisition was completed on January 8, 2019 (the “Acquisition Date”) upon receiving shareholder and regulatory approval. In connection with the SalvaRx Acquisition, the Company acquired interests in SalvaRx’s five research and development invested entities and subsidiaries: iOx Therapeutics Ltd. (“iOx”) (60.49% interest), Nekonal Oncology Limited (“Nekonal”), Intensity Therapeutics, Inc. (“Intensity”), Saugatuck Therapeutics, Ltd. (“Saugatuck”) and Rift Biotherapeutics Inc.  The Company also acquired an option in Nekonal SARL, a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology, to participate in the funding of its autoimmune programs.

In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 60.49% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

NOTE 2. GOING CONCERN

As of March 31, 2023, the Company had cash and cash equivalents of approximately $10.5 million and total current liabilities of approximately $1.9 million. For the year ended March 31, 2023, the Company is reporting a net loss of approximately $104.7 million and cash used in operating activities of approximately $12.1 million. As of June 30, 2023, the Company had approximately $7.7 million of cash and cash equivalents on hand.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 2. GOING CONCERN (Cont’d)

The Company’s cash and cash equivalents balance is decreasing, and we will not generate positive cash flows from operations for the year ending March 31, 2024.

The Company may have to delay, scale-back, or eliminate certain of its activities and other aspects of its operations until such time as the Company is successful in securing additional funding. The Company is exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. The future success of the Company is dependent upon its ability to obtain additional funding. There can be no assurance, however, that the Company will be successful in obtaining such funding in sufficient amounts, on terms acceptable to the Company, or at all. As of the date of this filing, the Company currently anticipates that current cash and cash equivalents, excluding any potential proceeds from its ATM program and Committed Purchase Agreement with Lincoln Park, access to which are generally limited, based on the Company’s Nasdaq trading volume, will be sufficient to meet its anticipated cash requirements through the end of October 2023. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that these financial statements are issued.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan, beyond the potential proceeds that could be reasonably generated from its ATM program and Committed Purchase Agreement with Lincoln Park given the Company’s current trading volume on Nasdaq. The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 2. GOING CONCERN (Cont’d)

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

These consolidated financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 20, “Financial Instruments and Risk Management”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee and Board of Directors (the “Board”) on July 31, 2023.

Consolidation

The consolidated financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Consolidation (Cont’d)

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 60.49% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands. Saugatuck and subsidiary refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck; and

(g)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of Portage.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. As of March 31, 2023, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company. See Note 12, “Unsecured Notes Payable – iOx Unsecured Notes Payable,” for a discussion of the Company’s settlement of loans with iOx and Note 19, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 3. BASIS OF PRESENTATION (Cont'd)

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note (as defined below), deferred tax assets and liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, goodwill and in-process research and development and the determination of the accounting acquirer and acquiree in the business combination accounting.

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, which have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Financial Instruments

i) Financial Assets

Classification

Upon the initial recognition of financial assets, the financial assets are classified as one of the following measurement methodologies: (a) amortized cost, (b) fair value through other comprehensive income (“FVTOCI)”, or (c) fair value through profit or loss (“FVTPL”).  Subsequent measurement will be based on the initial classification of the financial assets.

The classification of a financial asset at initial recognition depends on the Company's business model for managing the financial asset and the financial asset's contractual cash flow characteristics.

In order for a financial asset to be measured at amortized cost or fair value through other comprehensive income (“OCI”), it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

•	Financial assets at amortized cost (debt instruments);
•	Financial assets at FVTOCI (equity instruments); and
•	Financial assets at FVTPL.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Financial Assets at Amortized Cost (Debt Instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of holding the financial asset in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

The Company irrevocably elected to classify its investments in Biohaven Pharmaceuticals Holding Company Ltd. (“Biohaven”) and Intensity as FVTOCI.

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

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The investment in associate (Stimunity) and the Stimunity Convertible Note receivable are accounted for as FVTPL.

ii) Financial Liabilities

 The Company's financial liabilities include accounts payable which approximate fair value due to their short maturity and unsecured notes payable assumed in the SalvaRx Acquisition. The unsecured notes payable assumed in the SalvaRx Acquisition are recorded at fair value on the acquisition date.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Warrant Liability and Note Payable

The warrants expired and the note payable was settled as part of the Portage Pharmaceuticals Ltd. (“PPL”) disposition in March 2021.

At subsequent balance sheet dates the fair value of the warrants was remeasured with movements in the fair value recorded in profit or loss. The loan was recorded at amortized cost and is accounted for using the effective interest method. In March 2021, the Company completed the disposition of its interest in PPL and EyGen Limited (“EyGen”) and these liabilities were settled.

In connection with the SalvaRx Acquisition, the Company acquired notes payable and associated warrants, which were recorded at fair value on the date of the acquisition. 33,888 warrants expired unexercised in October 2022. See Note 14, “Warrant Liability” for a further discussion.

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

At the end of each reporting period, the Company assesses whether there was objective evidence that a financial asset was impaired. The Company recognizes an allowance for ECLs for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and amounts invested in underlying Treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2023 and 2022, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. The Company did not have any cash equivalents as of March 31, 2021.

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

Share-based Payments

The Company determines the fair value of share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model at the grant date. Assumptions for the Black-Scholes model are determined as follows:

•	Expected Volatility. The expected volatility rate used to value stock option grants is based on the Company’s historical volatility.

•	Expected Term. The Company used historical experience.

•	Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of the Company's stock option grants.

•	Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Share-based payments to employees, officers and directors are recorded and reflected as an expense over the vesting period with a corresponding increase in the stock option reserve. On exercise, the associated amounts previously recorded in the stock option reserve are transferred to common share capital.

(Loss) Per Share

Basic (loss) per share is calculated by dividing net (loss) income (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period.  Diluted (loss) per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised into ordinary shares using the treasury stock method and convertible debt instruments were converted into ordinary shares using the if-converted method. Diluted (loss) per share is calculated by dividing net (loss) income applicable to ordinary shares by the sum of the weighted average number of ordinary shares outstanding and all additional ordinary shares that would have been outstanding if potentially dilutive common shares had been issued. The share and per share information has been retroactively adjusted to reflect the impact of the stock dividend.

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2023, 2022 and 2021. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation (see Note 17, “(Loss) Per Share”).

	As of March 31,
	2023	2022	2021
Stock options	1,963,420	1,151,400	868,000
Restricted stock units	378,740	378,740	243,000
Warrants	–	33,888	49,701

Investment in Private Company

The investment is comprised of shares of private companies that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method (see Note 7, “Investment in Private Company”).

Investment in Associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

(iii) Clinical Trial Expenses

Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements is based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

Determination of Fair Value

A number of the Company's accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. When applicable, further information about the assumptions made in determining fair values is disclosed in Note 20, “Financial Instruments and Risk Management” and other footnotes that specifically relate to assets or liabilities measured at fair value.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in Fiscal 2023

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

These amendments were effective for annual periods beginning on or after January 1, 2022. The adoption of these amendments did not have a material effect on the Company’s annual consolidated financial statements.

(b)	IAS 37: Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies the meaning of costs to fulfil a contract and that before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to the contract. This amendment is effective for annual periods beginning January 1, 2022. The Company’s adoption of IAS 37 did not have a material effect on its consolidated financial statements.

(c)	IAS 16: Proceeds Before Intended Use

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of Property, plant and equipment any proceeds received from selling items produced while the entity is preparing the assets for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is functioning properly). It also clarifies that an entity is testing whether the asset is functioning properly when it assesses the technical and physical performance of the asset. The amendment also requires certain related disclosures. This amendment is effective for annual periods beginning January 1, 2022. The Company’s adoption of IAS 16 did not have a material effect on its consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

 New Accounting Standards, Interpretations and Amendments

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

(a)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment will be effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(b)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

	As of March 31,
(In thousands)	2023	2022

Prepaid clinical research costs	$1,653	$–
Prepaid insurance	621	1,084
Research & development tax credits	169	169
Tax deposits	119	142
Other receivables	71	40
Other prepaid expenses	56	45
Total prepaid expenses and other receivables	$2,689	$1,480

NOTE 6. INVESTMENT IN ASSOCIATE

Details of the Company’s associate, Stimunity S.A. (“Stimunity”), as of March 31, 2023 and 2022 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of March 31, 2023	Voting Rights Held as of March 31, 2022
Associate: Stimunity S.A.	Biotechnology	Paris, France	44.0%	44.0%

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

The following table is a roll-forward of the Company’s investment in Stimunity as of and for the years ended March 31, 2023 and 2022:

	As of and for the Years Ended March 31,
(In thousands)	2023	2022

Balance, beginning of year	$1,673	$1,735
Share of loss	(260)	(62)
Impairment loss	(607)	–
Balance, end of year	$806	$1,673

On June 1, 2020, the Company made an additional investment of €0.9 million ($1.0 million) by executing its subscription for 2,479 Class A shares upon the achievement of certain milestones, as provided in a shareholders’ agreement with Stimunity (the “Shareholders’ Agreement”), increasing its equity share in Stimunity to 44%.

The Company accounts for its investment in Stimunity under the equity method and, accordingly, records its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded equity in loss in Stimunity of $260,000, $62,000 and $490,000 for the years ended March 31, 2023, 2022 and 2021, respectively.

Under the Shareholders’ Agreement, Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options under a merger plan or for an acquisition, and (ii) the right to vote against any (a) issuances of additional securities that would call for Portage to waive its preferential subscription right, or (b) any dilutive issuance.

The following table illustrates the summarized financial information of the Company's investment in Stimunity S.A:

	As of March 31,
(In millions)	2023	2022
	(Unaudited)	(Unaudited)
Current assets	$0.9	$1.1
Non-current assets	$–	$–

Current liabilities	$0.8	$–
Non-current liabilities	$0.1	$0.8
Equity	$–	$0.3

Company's share in equity – 44.0% and 44.0%	$–	$0.1

	Years Ended March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue	$0.1	$0.2
Loss from operations	$(0.8)	$(0.8)
Net loss	$(0.6)	$(0.4)

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 6. INVESTMENT IN ASSOCIATE (Cont'd)

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under a convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”). The Stimunity Convertible Note provides for simple interest at 7% per annum. The Stimunity Convertible Note is automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. If such subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Additionally, if Stimunity completes a financing with a new category of shares (other than Common Shares or Series A shares) for at least €5 million (the “Minimum Raise”), the Company will have the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. In the event that Stimunity does not close a financing prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert the Stimunity Convertible Note into Series A shares at €363.00 per share or the raise price less 15%, whichever is lower. The Stimunity Convertible Note was funded on September 12, 2022. See Note 18, “Commitments and Contingent Liabilities – Stimunity Convertible Note,” for a further discussion.

The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. The Company recognized an unrealized gain of $0.039 million through OCI in fiscal 2023 to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million.

At March 31, 2023, the Company determined that there were indications of impairment of both the investment in associate and the Stimunity Convertible Note receivable, based upon the inability of Stimunity to obtain financing. The Company performed an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity. The Company recorded provisions of impairment of $0.607 million and $0.211 million, with respect to the investment in associate and the Stimunity Convertible Note receivable, respectively, decreasing the carrying value of the investment in associate and the Stimunity Convertible Note to $0.806 million and $0.442 million, respectively, at March 31, 2023.

NOTE 7. INVESTMENT IN PRIVATE COMPANY

The following table is a roll-forward of the investments in Intensity as of March 31, 2023 and 2022:

(In thousands)	Intensity

Balance as of April 1, 2021	$7,409
Unrealized (loss) gain on investment	–
Balance as of March 31, 2022	7,409
Unrealized loss on investment	(5,322)
Balance as of March 31, 2023	$2,087

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 7. INVESTMENT IN PRIVATE COMPANY (Cont'd)

The following is a discussion of the Company’s investment in private company as of March 31, 2023 and March 31, 2022.

Intensity Therapeutics, Inc.

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a private clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the acquisition date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI. The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares of the Company. The sole asset of IHL consists of 288,458 shares of Intensity. This transaction increased the Company’s ownership of Intensity to 1,288,458 shares.

There was no unrealized gain or loss recognized during the years ended March 31, 2022 and 2021.

As of March 31, 2023 and March 31, 2022, the Company owned approximately 7.00% and approximately 7.35%, respectively, of the outstanding shares of Intensity, on a fully diluted basis. On July 5, 2023, Intensity completed an initial public offering of its common stock, which became listed on the Nasdaq Capital Market under the ticker symbol “INTS.” As of July 7, 2023, we owned approximately 4.7% of Intensity’s issued and outstanding stock, including the sale of overallotment shares, which closed on the same date. See Note 23(b), “Events After the Balance Sheet Date – Intensity IPO” for a further discussion.

On October 28, 2021, Intensity filed a Form S-1 Registration Statement with the SEC to register shares for an initial public offering (“IPO”), which was declared effective by the SEC, but subsequently withdrawn prior to closing. As of March 31, 2022, the Company had valued its investment in Intensity based on Intensity’s Series C Preferred Stock Offering completed in 2020. The Company will value its investment in Intensity based upon fair value (market price) and will record periodic changes in carrying value through OCI.

In October and November of 2022, Intensity filed amendments to its Form S-1 Registration Statement, which reflected a proposed offering price in the range of $4.00 - $5.00 per share, which is less than the Company’s carrying value, which was an external indication of impairment. Accordingly, the Company performed an IAS 36, “Impairment of Assets,” fair value analysis and determined a fair value of $3.363 million, which was $4.046 million less than the then carrying value at December 31, 2022. Intensity continued to seek a successful offering during the fourth quarter of fiscal year ended March 31, 2023. At March 31, 2023, the Company undertook an IAS 36 fair value analysis based on the continued existence of external indications of impairment. The analysis included evaluating the likelihood of a successful IPO and the timing of such an event, as well as the then lack of marketability of the shares and the continued uncertainty surrounding an IPO, or any type of financing. In April 2023, Intensity completed a 1:2 reverse stock split, which reduced our holdings to 644,299 shares. As the offering was priced at $4.00 to $5.00 per share, we determined the fair value of our interest to be $2.087 million with an additional $1.276 million loss recognized through OCI at March 31, 2023. In total, the Company recognized an impairment loss of $5.322 million with respect to Intensity for the fiscal year ended March 31, 2023, which was recognized through OCI.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 8. ACQUISITION OF TARUS

On July 1, 2022, the Company, its wholly-owned subsidiary, Portage Merger Sub I, Inc., its wholly-owned subsidiary, Portage Merger Sub II, LLC and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC of the Company with the surviving entity renamed Tarus Therapeutics, LLC. The Tarus merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis Biosciences Limited, dated October 29, 2019, and the Call Option under the License Agreement, which was exercised on November 5, 2020;

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities;

3.	All documents and supplies related to Adenosine Compounds including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development;

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements;

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds;

6.	All Contract Research Organization (“CRO”) agreements and protocol related documents for Adenosine Compounds;

7.	All current documents related to market research, forecasting, budgets and competitive intelligence; and

8.	Rights to the use of Tarus Therapeutics’ name for regulatory purposes.

As consideration for Tarus, the Company issued to former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares of Portage. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve month lock-up period, are also subject to a three month dribble-out period which commenced July 1, 2023. During the dribble out period, each holder may not sell more than 10% of the average trading volume of our ordinary shares for the rolling three month period prior to the date on which the holder executes a trade of our ordinary shares without our prior written consent (which we are permitted to withhold at our sole discretion). Additionally, milestone payments of up to $32 million in cash or Portage ordinary shares (at the discretion of the Company) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

•	The Company also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest). The short-term debt was repaid by the Company in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’s adenosine receptor antagonists, the Company will pay an additional one-time milestone payment of $15 million to the former Tarus shareholders. Payment will be in the form of cash or Portage ordinary shares (at the discretion of the Company). The remaining $17 million milestone is based on targeted commercial sales.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 8. ACQUISITION OF TARUS (Cont’d)

In connection with the acquisition of Tarus, the Company performed a fair value analysis of the assets acquired and liabilities assumed. The Company based the analysis on its clinical plan and timing of development events, and the probabilities of success determined primarily based upon empirical third party data and Company experience as well as the relevant cost of capital. In its fair value analysis, the Company used the Multi-Period Excess Earnings Method for PORT-6 and PORT-7 and the Replacement Cost Method for PORT-8 and PORT-9, determined based upon the maturity of the assets and the availability of sufficient data to measure fair value. The Company recorded the ordinary shares issued at $17.2 million, which represented the aggregate market value of the ordinary shares issued on July 1, 2022. The Company followed the guidance of IAS 3 and IAS 32 and recorded a deferred purchase price payable - Tarus of $8.538 million, which reflected the estimated acquisition date fair value of contractual milestone obligations incurred. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The Company recorded the obligation as a non-current liability, in accordance with the provisions IAS 32 with respect to the classification of financial assets and financial liabilities.

The Company will determine the fair value of the shares issuable upon achievement of future development and sales milestones at each balance sheet date. Any change to the fair value will be recorded in the Company’s statements of operations and other comprehensive income (loss).

The following table summarizes the preliminary purchase price allocation to the fair value of assets acquired and liabilities assumed for Tarus:

Assets:	(In thousands)
Identifiable intangible assets	$28,200
Goodwill	538
Total assets	$28,738
Consideration:
Fair value of shares issued	$17,200
Liabilities assumed	3,000
Deferred purchase consideration at fair value	8,538
Total liabilities	$28,738

Pro forma Information

Summary unaudited pro forma condensed results of operations for the years ended March 31, 2023, 2022 and 2021, assuming the Tarus acquisition had occurred at the beginning of the earliest period presented, are as follows:

	Years Ended March 31,
(In thousands)	2023	2022	2021
Loss from operations	$(16,277)	$(17,931)	$(14,873)
Loss before provision for income taxes	$(122,239)	$(17,164)	$(17,325)
Net loss	$(104,383)	$(21,516)	$(19,622)
Total comprehensive loss for year	$(109,666)	$(21,516)	$(19,622)
Loss per share	$(5.63)	$(1.24)	$($1.29)

These pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented, and they may not be indicative of results expected in the future.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 9. GOODWILL

The following is a roll-forward of goodwill:

	As of March 31,
(In thousands)	2023	2022

Balance, beginning of year	$43,324	$43,324
Tarus goodwill	538	–
Loss on impairment	(43,862)	–
Balance, end of year	$–	$43,324

The Company’s goodwill arose primarily from the acquisition of SalvaRx and its portfolio of several projects and investments.

As a result of the acquisition of Tarus in July 2022, the Company recorded $0.538 million of goodwill, representing the difference between the consideration paid of $28.738 million and the fair value of identifiable assets acquired of $28.200 million.

Under purchase accounting as of July 1, 2022 (the acquisition date), the assets and liabilities of Tarus Therapeutics, Inc., was recorded at their respective fair values and the excess of the acquisition consideration is goodwill. The purchase was in the form of a merger in which Tarus Therapeutics, Inc. was merged into Tarus Therapeutics, LLC., which is a wholly-owned subsidiary of Portage. All of the consideration for Tarus Therapeutics, LLC was paid or assumed by Portage and Portage will control the voting rights, the Board and the operations of Tarus Therapeutics, LLC.

As of March 31, 2023, the Company determined that it has only one CGU, the consolidated Portage Biotech Inc.

Impairment Review

On an annual basis, pursuant to IAS 36, the Company assesses its long-lived assets with definite lives, which are not yet available for use, for potential indicators of impairment.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of fiscal 2023 and fiscal 2022 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

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

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 9. GOODWILL (Cont’d)

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

(a)  revenues;

(b)  normalized operating expenses;

(c)  income taxes; and

(d)  capital expenditures.

Each asset and liability analyzed was valued independently, as required. Certain assets were valued under the discounted cash flow method and discount rates ranged from 24.5% to 31.5%. Other assets were valued using the cost approach.

As of March 31, 2023, management determined that there were external factors, including the fact that the Company’s market capitalization was less than its net assets. As a result, the Company completed an IAS 36 fair value analyses for all assets required to be tested. The studies evaluated current market conditions, costs of capital, the Company’s development plans and recorded losses on impairment aggregating $64.723 million. The Company further assessed the CGU and determined that a loss on impairment was required for all of the goodwill previously recognized. Accordingly, the Company recognized a loss on impairment of $43.862 million with respect to goodwill.

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in thousands):

		Value as of March 31,
Project #	Description	2023	2022
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$36,181	$84,213
PORT 3 (IMM65)	Ovarian/Prostate Cancers	21,709	32,997
		57,890	117,210

Oncomer/Saugatuck	DNA Aptamers	178	178

Tarus:
PORT 6 & PORT 7	Adenosine Receptors	22,723	–
PORT 8	Adenosine Receptors	420	–
PORT 9	Adenosine Receptors	472	–
		23,615	–

In-process research and development		$81,683	$117,388

Deferred tax liability		$13,195	$30,198

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. As indicated above, the Company identified external indicators of potential impairment as of March 31, 2023. Pursuant to IAS 36, the Company evaluated the current capital markets, the increasing costs of capital, and the delays in the timing of asset development and concluded that provisions for impairment were required during the year ended March 31, 2023 with respect to the iOx IPR&D and the Tarus IPR&D. The Company recognized an impairment of $59.320 million with respect to the iOx assets, reducing the Company’s carrying value from $117.210 million to $57.890 million and an impairment of $4.585 million with respect to the Tarus assets, reducing the Company’s carrying value from $28.2 million to $23.615 million. The deferred tax liability in the U.K. was reduced as a result of the IPR&D impairment loss recognized by iOx for financial statement purposes.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 10. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

Deferred tax liability represents iOx’s estimated tax on the difference between book and tax basis of the IPR&D, which is taxable in the U.K, and the effect of usable net operating loss carryforwards.

As of March 31, 2023 and 2022, iOx had a net deferred tax liability of approximately $10.6 million and approximately $28.4 million, respectively. On January 8, 2019, the Company originally recognized a $19.8 million deferred tax liability, reflecting the then prevailing U.K. tax rate of 17% on the difference between the book and income tax basis of IPR&D acquired as part of the SalvaRx Acquisition. In the fiscal 2022, the Company recorded a $7.0 million increase in deferred income taxes to reflect a future change in the U.K. income tax rate to 25% effective April 1, 2023 and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in Great British Pounds. For the year ended March 31, 2023, the Company recognized an aggregate reduction in net deferred tax liability of $17.9 million, comprised of $11.3 million to recognized the deferred tax effect of loss on impairment recognized with respect to the iOx IPR&D, $0.7 million related to other current year losses, $3.8 million to reflect the change related to the future U.K. tax rates and $2.1 million to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling.

NOTE 11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of March 31,
(In thousands)	2023	2022

Accrued bonuses and other payroll-related expenses	$465	$193
Accrued legal fees	357	186
Accounts payable	274	188
Accrued clinical and R&D services	264	–
Accrued other professional fees	229	75
Accrued accounting and auditing fees	133	69
Accrued CRO	58	–
Accrued rent and administration	51	–
Other	34	39
Total accounts payable and accrued liabilities	$1,865	$750

NOTE 12. UNSECURED NOTES PAYABLE

The following is a roll-forward of current notes payable:

(In thousands)	iOx	Total
Balance, April 1, 2021	$150	$150
Exchange of notes payable and accrued interest for iOx shares	(150)	(150)
Balance, March 31, 2022	$–	$–
Balance, March 31, 2023	$–	$–

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 12.  UNSECURED NOTES PAYABLE (Cont'd)

iOx Unsecured Notes Payable

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with Oxford Sciences Innovation, Plc (“OSI”), the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments,” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. See Note 19, “Related Party Transactions,” for a further discussion.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 13. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The (expense) benefit from income taxes consists of the following:

	Years Ended March 31,
(In thousands)	2023	2022

Current:
Federal	$(25)	$–
State and local	–	–
Foreign	–	42
Total current	(25)	42

Deferred:
Federal	–	–
State and local	–	–
Foreign	17,881	(4,394)
Total deferred	17,881	(4,394)
Benefit (expense) from income taxes	$17,856	$(4,352)

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the years ended March 31, 2023 and 2022 (U.S. Dollars in thousands):

	Years Ended March 31,
	2023	2022
Loss on ordinary activities before tax	$(2,252)	$(1,342)
Statutory U.S. income tax rate	21.0%	21.0%
Income tax benefit at statutory income tax rate	474	282
Losses (unrecognized)	(604)	(282)
Utilization of losses not previously benefitted	105	–
Income tax (expense)	$(25)	$–

At March 31, 2023, the Company had $0.7 million of federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized and $0.4 million of items deducted for financial statements but not tax, excluding share-based compensation. As of March 31, 2023 and 2022, the Company had U.S. deferred tax assets of $0.2 million and $0.3 million, respectively.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 13. INCOME TAXES (Cont’d)

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the years ended March 31, 2023 and 2022 (U.S. Dollars in thousands):

	Years Ended March 31,
	2023	2022
Loss on ordinary activities before tax	$63,248	$4,127
Statutory U.K. income tax rate	19.0%	19.0%
Loss at statutory income tax rate	12,017	784

Change from increase in deferred income tax rate	3,795	(6,998)
Recognition of deferred tax assets	–	722
Foreign currency effect	2,069	1,098
Research and development credit	–	42
Income tax benefit (expense)	$17,881	$(4,352)

Research and development credit receivables of $0.2 million and $0.2 million were included in prepaid expenses and other receivables on the consolidated statements of financial position as of March 31, 2023 and 2022, respectively.

The following is a reconciliation of financial statement income (loss) to tax basis income (loss) (in thousands):

	Years Ended March 31,
	2023				2022
	United States	BVI	United Kingdom	Total	United States	BVI	Foreign	Total

Pre-tax loss	$(2,252)	$(57,022)	$(63,248)	$(122,522)	$(1,342)	$(9,348)	$(4,127)	$(14,817)
Loss for which no benefit was taken	2,875	–	59,320	62,195	–	–	–	–
Losses not subject to tax	–	57,022	–	57,022	–	9,348	–	9,348
Utilization of losses not previously benefitted	(498)	–	–	(498)	–	–	–	–
Taxable income (loss)	$125	$–	$(3,928)	$(3,803)	$(1,342)	$–	$(4,127)	$(5,469)

As of March 31, 2023 and 2022, the Company’s deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (in thousands):

	As of March 31,
	2023	2022
Deferred tax assets:
Net operating loss	$(4,131)	$(3,253)
Deferred tax asset (unrecognized)	1,500	1,500
Deferred tax asset	(2,631)	(1,753)

Deferred tax liabilities:
In-process research and development	13,195	30,198
Deferred tax liability	13,195	30,198

Net deferred tax liability	$10,564	$28,445

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 13. INCOME TAXES (Cont’d)

iOx generated research and development cash credits of approximately $0.02 million that have been recorded for the year ended March 31, 2022. There were no research and development cash credits recorded for the year ended March 31, 2023.

As of March 31, 2023 and 2022, iOx had a net deferred tax liability of approximately $10.6 million and approximately $28.4 million, respectively. On January 8, 2019, the Company originally recognized a $19.8 million deferred tax liability, reflecting the then prevailing U.K. tax rate of 17% on the difference between the book and income tax basis of IPR&D acquired as part of the SalvaRx Acquisition. In the fiscal 2022, the Company recorded a $7.0 million increase in deferred income taxes to reflect a future change in the U.K. income tax rate to 25% effective April 1, 2023 and recognized $0.7 million of current year losses and $0.8 million of prior year losses. The Company also recognized a $1.1 million decrease in deferred tax liability in fiscal 2022 to reflect the effect of the change in exchange rates on the liability settleable in Great British Pounds. For the year ended March 31, 2023, the Company recognized an aggregate reduction in net deferred tax liability of $17.9 million, comprised of $11.3 million to recognized the deferred tax effect of loss on impairment recognized with respect to the iOx IPR&D, $0.7 million related to other current year losses, $3.8 million to reflect the change related to the future U.K. tax rates and $2.1 million to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling.

There is no expiration date for accumulated tax losses in the U.K. entities.

NOTE 14. WARRANT LIABILITY

Below is the roll-forward of warrants issued by entity (see Note 12, “Unsecured Notes Payable”):

	PBI
	Exercise Price	Warrants	Amount
			In 000’$
Warrants outstanding, April 1, 2021	$6.64	49,701	1,120
Exercise of warrants as of March 31, 2022	$6.64	(15,813)	(235)
Fair value adjustment as of March 31, 2022 (1)	–	–	(852)
Warrants outstanding, April 1, 2022	$6.64	33,888	33
Fair value adjustment as of March 31, 2023 (1)	–	(33,888)	(33)
Warrants outstanding, March 31, 2023	$–	–	$–

(1)	The Company recognized a gain of $0.033 million and $0.852 million in the years ended March 31, 2023 and 2022, respectively, to reflect the change in fair value of the underlying warrants. The warrants expired in October 2022 unexercised.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 15. CAPITAL STOCK

(a)	Authorized ordinary shares: Unlimited number of Portage ordinary shares without par value.
(b)	The following is a roll-forward of Portage ordinary shares for the years ended March 31, 2023 and 2022:

	Years Ended March 31,
	2023		2022
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of year	13,349	$158,324	12,084	$130,649
Shares issued in Tarus acquisition	2,426	17,200	–	–
Shares issued in iOx exchange	1,070	9,737	–	–
Excess of non-controlling interest acquired over consideration – iOx	–	29,609	–	–
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	94	900	–	–
Shares issued under public offering and ATM, net of issue costs	167	915	1,241	27,216
Purchase of shares issued under Committed Purchase Agreement, net of issue costs	480	1,977	–	–
Shares issued or accrued for services	20	120	8	120
Warrants exercised	–	–	16	339
Balance, end of year	17,606	$218,782	13,349	$158,324

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

Four of the Company's directors, Gregory Bailey, James Mellon, Steven Mintz (in trust) and Kam Shah (now a former director), received, in total, 363,718 of the shares pursuant to this transaction.

Portage filed a shelf registration statement with the SEC under which it may sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“Registration Statement”). In connection with the Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by Portage of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by Portage in an “at-the-market” (“ATM”) offering of up to a maximum aggregate offering price of $50,000,000 of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 15. CAPITAL STOCK (Cont’d)

•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the resale by Portage of up to $30,000,000 in ordinary shares that Portage may sell from time to time to Lincoln Park Capital Fund, LLC (“Lincoln”) and an additional 94,508 shares that were issued to Lincoln.

The Sales Agreement permits the Company to sell in an ATM program up to $50,000,000 of ordinary shares from time to time, the amount of which is included in the $200,000,000 of securities that may be offered, issued and sold by the Company under the base prospectus. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended. Upon termination of the Sales Agreement, any portion of the $50,000,000 included in the Sales Agreement prospectus that is not sold pursuant to the Sales Agreement will be available for sale in other offerings pursuant to the base prospectus. See Note 23(a), “Events After the Balance Sheet Date – Sale of Ordinary Shares,” for a further discussion.

During the quarter ended June 30, 2021, the Company commenced an ATM program, and the Company sold 90,888 ordinary shares during the June 2021 quarter, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

On June 24, 2021, the Company sold 1,150,000 ordinary shares in a firm commitment underwritten public offering, including the underwriters’ option at a price of $23.00 per share for gross proceeds of approximately $26.5 million. The Company incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

The Company has issued 2,425,999 ordinary shares in connection with the acquisition of Tarus Therapeutics, Inc. and in connection with the Tarus Therapeutics, Inc.’s acquisition we may issue additional ordinary shares. See Note 8, “Acquisition of Tarus,” for a further discussion.

On July 18, 2022, the Company entered into the iOx Share Exchange Agreement under which it exchanged 1,070,000 ordinary shares of the Company for the remaining minority interest of 21.68% of iOx. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

On July 6, 2022, the Company entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, under which it may require Lincoln to purchase ordinary shares of the Company having an aggregate value of up to $30 million (the “Purchase Shares”) over a period of 36 months. Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Purchase Shares in three different scenarios that are based on various market criteria and share amounts. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The requirement that Lincoln must make a purchase will be suspended based on various criteria such as there not being an effective registration statement for Lincoln to be able to resell the ordinary shares it is committed to purchase and market criteria such as the Company continuing to be Depository Trust Company eligible, among other things. The Committed Purchase Agreement does not impose any financial or business covenants on the Company, and there are no limitations on the use of proceeds. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the date of the Committed Purchase Agreement, excluding, however, an ATM transaction with a registered broker-dealer, which includes any sales under the Sales Agreement with Cantor Fitzgerald.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 15. CAPITAL STOCK (Cont’d)

As discussed in Note 2, “Going Concern,” the Company’s access to the ATM program and the Committed Purchase Agreement is generally limited, based on the Company’s trading volume on Nasdaq. See Note 18, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

In October 2022, the Company began selling shares pursuant to the ATM program and the Sales Agreement. From October 2022 through March 31, 2023, the Company sold 166,145 ordinary shares under the ATM, generating net proceeds of approximately $0.9 million. Separately, between October 2022 and March 31, 2023, the Company sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

NOTE 16. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the years ended March 31, 2023 and 2022:

	Years Ended March 31,
	2023		2022
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve
Balance, beginning of year	$11,659	$16,928	$11,468	$7,977
Share-based compensation expense	–	4,276	191	8,951
Settled in iOx exchange	(11,659)	–	–	–
Balance, end of year	$–	$21,204	$11,659	$16,928

Stock Options

On June 25, 2020, at the annual meeting of shareholders, the Company’s new incentive stock option plan (the “2020 Stock Option Plan”) was approved, which authorized the Company’s directors to fix the option exercise price and to issue stock options under the plan as appropriate. The Company’s 2020 Stock Option Plan was a 10% rolling stock option plan under which the Company’s directors were authorized to grant up to a maximum of 10% of the issued and outstanding ordinary shares on the date of grant.

Effective January 13, 2021, the Company amended and restated its 2020 Stock Option Plan to permit the grant of additional types of equity compensation securities, including restricted stock units (“RSUs”) and dividend equivalent rights (the “2021 Equity Incentive Plan”). The aggregate number of equity securities, which may be issued under the 2021 Equity Incentive Plan has not been changed.  Pursuant to the 2021 Equity Incentive Plan, on January 13, 2021, the Company granted an aggregate of 868,000 stock options exercisable at a price of $17.75 per share, representing the closing price of the shares on the day immediately preceding the grant date, which expire on January 13, 2031 to various directors, officers and consultants of the Company. 350,000 options granted to members of the Board vest 1/3 on grant date, 1/3 on the first anniversary of the grant and 1/3 on the second anniversary of the grant. 518,000 options granted to consultants (one of whom is also a director of the Company) vest 1/3 on each of the first three anniversaries of the grant date.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 16. STOCK OPTION RESERVE (Cont’d)

Additionally, the Company granted 243,000 RSUs on January 13, 2021, with a fair value of $17.75 per share, which was the closing price on the day immediately preceding the grant date. The RSUs vested on the date of grant, but underlying shares cannot be sold until one of four of the following conditions are met: (1) a Change in Control (as defined in the Amended and Restated 2021 Equity Incentive Plan (defined below)), (2) the participant’s Separation from Service (as defined in the Amended and Restated 2021 Equity Incentive Plan), (3) the participant’s death, or (4) the participant’s Disability (as defined in the Amended and Restated 2021 Equity Incentive Plan).  In accordance with IFRS 2, “Share-based Payment,” the Company recognized compensation expense of $4.3 million in the year ended March 31, 2021, in connection with the RSU grants.

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

On January 19, 2022, the Board unanimously approved the Amended and Restated 2021 Equity Incentive Plan (the “Amended and Restated 2021 Equity Incentive Plan”). The Amended and Restated 2021 Equity Incentive Plan provides for:

(1)	An increase of aggregate number of ordinary shares available for awards to 2,001,812, which is equal to 15% of the issued and outstanding ordinary shares of the Company as of January 19, 2022 subject to discretionary annual increases (on a cumulative basis) as may be approved by the Board in future years by a number of ordinary shares not to exceed an additional 5% of the aggregate number of shares then outstanding;

(2)	The authorization of incentive stock options under the Amended and Restated 2021 Equity Incentive Plan; and

(3)	The provision of dividend equivalent rights to be issued when authorized.

Pursuant to the Amended and Restated 2021 Equity Incentive Plan, on January 19, 2022, the Company granted an aggregate of 302,000 stock options exercisable at a price of $10.22 per share, representing the average price of the Company’s ordinary shares on the grant date (January 19, 2022), which expire on January 19, 2032, to various directors, officers and consultants of the Company. A total of 13,800 of the 302,000 stock options were granted to two members of the Board and vest on the first anniversary of the grant date. The balance of 288,200 stock options was granted to employees (one of whom is also a director of the Company), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date.

Additionally, the Company granted 135,740 RSUs to employees (one of whom is also a director of the Company) on January 19, 2022, with a fair value of $10.22 per share, representing the average price of the shares on the grant date (January 19, 2022). The RSUs were fully vested and nonforfeitable as of the grant date and will expire on January 19, 2032.

On February 15, 2022, James Mellon, Linda Kozick and Mark Simon were appointed to the Board. Mr. Mellon owned approximately 23.9% of the Company’s outstanding shares at that date. Additionally, Mr. Mellon had previously served as a member of the Board from 2016 to August 14, 2020. On February 15, 2022, in connection with the appointments, each of these directors were granted 13,800 non-qualified stock options, which vest ratably monthly over a three-year period. The options have an exercise price of $8.59 per share, the average price of the stock on February 15, 2022, the day immediately preceding the grant date, and will expire, if unexercised, on February 15, 2032.

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on June 8, 2032.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 16. STOCK OPTION RESERVE (Cont’d)

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three year period following the grant date and will expire, if unexercised, on July 27, 2032.

On March 30, 2023, the Board unanimously approved to increase the maximum number of ordinary shares reserved for issuance under the Amended and Restated 2021 Equity Incentive Plan. The aggregate number of shares available for awards under the Amended and Restated 2021 Equity Incentive Plan was increased to 2,880,992, which represented a 5% increase (or 879,180 shares) based on ordinary shares outstanding on March 29, 2023, which is equal to 16% of the issued and outstanding ordinary shares in the capital of the Company as of this date.

On March 30, 2023, the Company granted an aggregate of 746,120 stock options exercisable at a price of $2.92 per share, representing the average price of the shares on the grant date (March 30, 2023), which expire on March 30, 2033, to various directors, officers and a consultant of the Company. 14,600 options to purchase ordinary shares, totaling 87,600, were granted to each non-executive member of the Board and vest on the first anniversary of the grant date. A total of 651,020 stock options were granted to employees (including Mr. Walters, who is Chairman of the Board of Directors), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date. The balance of 7,500 stock options were also granted to a consultant, which was fully vested as of the grant date.

Following are the weighted average assumptions used in connection with the January 13, 2021 option grants, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options	Vested Options
Risk free interest rate	0.48%	0.48%
Expected dividend	Nil 0	Nil 0
Expected volatility	144%	139%
Expected life	6.00 years	5.5 years
Fair value of Portage stock	US$17.11	US$16.66

Following are the weighted average assumptions used in connection with the January 19, 2022 option grants, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	1.11%
Expected dividend	Nil 0
Expected volatility	116%
Expected life	6.25 years
Fair value of Portage stock	US$8.76

Following are the weighted average assumptions used in connection with the February 15, 2022 option grants, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	1.99%
Expected dividend	Nil 0
Expected volatility	111%
Expected life	6.00 years
Fair value of Portage stock	US$7.20

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 16. STOCK OPTION RESERVE (Cont’d)

The following is the weighted average assumptions used in connection with the June 8, 2022 option grant with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	3.05%
Expected dividend	Nil 0
Expected volatility	111%
Expected life	6.25 years
Fair value of Portage option	US$9.36

The following is the weighted average assumptions used in connection with the July 27, 2022 option grant with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	2.83%
Expected dividend	Nil 0
Expected volatility	112%
Expected life	5.75 years
Fair value of Portage option	US$8.38

The following is the weighted average assumptions used in connection with the March 30, 2023 option grants with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

	Unvested Options
Assumption	(1 Year Grants)	(4 Year Grants)
Risk free interest rate	3.66%	3.64%
Expected dividend	Nil 0	Nil 0
Expected volatility	113%	110%
Expected life	5.50 years	6.25 years
Fair value of Portage option	US$2.43	US$2.48

(b)	The changes in the number of options issued for the years ended March 31, 2023 and 2022 were:

	Years Ended March 31,
	2023	2022	2023	2022
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Balance, beginning of year	1,151,400	868,000	1,275	1,924
Granted	812,020	343,400	–	–
Expired or forfeited	–	(60,000)	(1,275)	(649)
Balance, end of year	1,963,420	1,151,400	–	1,275
Exercisable, end of year	747,163	405,997	–	1,275

(c)	The following is the weighted average exercise price and the remaining contractual life for outstanding options by plan as of March 31, 2023 and 2022:

	As of March 31,
	2023	2022	2023	2022
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Weighted average exercise price	$10.53	15,47	$–	$157.60
Weighted average remaining contractual life (in years)	8.86	9.10	–	0.05

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 16. STOCK OPTION RESERVE (Cont’d)

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of March 31, 2023 and March 31, 2022, except 7,500 vested options and 738,620 unvested options at March 31, 2023.

The Company recorded approximately $4.3 million, $8.9 million and $8.0 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the years ended March 31, 2023, 2022 and 2021, respectively. The Company expects to record additional share-based compensation expense of approximately $4.1 million through March 2027 with respect to the Amended and Restated 2021 Equity Incentive Plan.

The Company recorded approximately $0.2 million and $0.9 million of share-based compensation expense related to the iOx stock option plan in the years ended March 31, 2022 and 2021, respectively. As of March 31, 2022, the Company’s iOx stock option plan was fully vested. Additionally, the intrinsic value of the iOx stock options was approximately $0.1 million at March 31, 2022, all of which was associated with vested exercisable options. The iOx stock option plan expired on May 5, 2022 and all outstanding stock option awards issued under the iOx stock option plan expired.

NOTE 17. (LOSS) PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (U.S. Dollars in thousands, except per share amounts):

	Years Ended March 31,
	2023	2022	2021
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(104,611)	$(16,870)	$(15,833)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	16,119	13,060	11,733
Basic and diluted (loss) per share	$(6.49)	$(1.29)	$(1.35)

The inclusion of the Company’s stock options, RSUs and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2023, 2022 and 2021. The following table reflects the Company's outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of March 31,
	2023	2022	2021
Stock options	1,963,420	1,151,400	868,000
Restricted stock units	378,740	378,740	243,000
Warrants	–	33,888	49,701

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (the “MSA”) with Parexel International (IRE) Limited (“Parexel”) under which Parexel agrees to provide services as CRO provided in a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer (“NSCLC”). The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During Fiscal 2023, the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs.

On March 1, 2023, the Company, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million.

Stimunity Convertible Note

On July 13, 2022, the Company entered into a commitment with Stimunity to provide €600,000 under the Stimunity Convertible Note. The Stimunity Convertible Note provides for simple interest at 7% per annum. The Convertible Note is automatically converted into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. If such subscription round is completed prior to the Maturity Date, the Company will be entitled to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%. Additionally, if Stimunity completes a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for at least €5 million (the “Minimum Raise”), the Company will have the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares. In the event that Stimunity does not close a financing prior to the Maturity Date or raises less than the Minimum Raise, the Company will have the right to convert the Stimunity Convertible Note into Series A shares of Stimunity at €363.00 per share or the raise price less 15%, whichever is lower. The Stimunity Convertible Note was funded by the Company on September 12, 2022. In addition, the Company has eliminated 100% of the interest earned on the Stimunity Convertible Note in reporting its consolidated financial results. See Note 7, “Investment in Private Company,” for a further discussion.

Committed Purchase Agreement

On July 6, 2022 (the “Signing Date”), the Company entered into the Committed Purchase Agreement with Lincoln, pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase ordinary shares in three different scenarios that are based on various market criteria and share amounts.

Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee valued at $0.9 million. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The Company is accounting for the commitment fee as a deferred commitment fee on the consolidated statement of financial position as of March 31, 2023 and will amortize it pro-rata against equity sold under the Committed Purchase Agreement. Any unamortized balance will be written-off to operations at the expiration of the commitment.

The Committed Purchase Agreement does not impose any financial or business covenants on the Company and there are no limitations on the use of proceeds received by the Company from Lincoln. The Company may raise capital from other sources in its sole discretion; provided, however, that the Company shall not enter into any similar agreement for the issuance of variable priced equity-like securities until the three-year anniversary of the Signing Date, excluding, however, an at-the-market transaction with a registered broker-dealer.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

In connection with the Committed Purchase Agreement, the Company and Lincoln entered into a Registration Rights Agreement, dated July 6, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file with the SEC the prospectus supplement to the Company’s shelf registration statement pursuant to Rule 424(b) for the purpose of registering for resale the ordinary shares to be issued to Lincoln under the Committed Purchase Agreement. The prospectus supplement was filed on August 19, 2022.

The Company is obligated under the Tarus Merger Agreement and the iOx Share Exchange Agreement to pay certain third party earnouts based on the achievement of certain milestones. See Note 8, “Acquisition of Tarus,” and Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for further discussions.

NOTE 19. RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

Two of the Company’s directors are also directors of SalvaRx Group plc, a company which owns approximately 4.1% of the Company’s issued and outstanding ordinary shares at March 31, 2023.

Investments

The Company has entered into related party transactions and certain services agreements with its investees.  Key management personnel of the Company have also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the board of directors of Stimunity (see Note 6, “Investment in Associate,” and Note 18, “Commitments and Contingent Liabilities – Stimunity Convertible Note”).
(b)	iOx. Upon the iOx Share Exchange on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.
(c)	Saugatuck. One of the three directorships on the board of directors of Saugatuck is controlled by Portage. Additionally, the CEO of Portage is also the CEO of Saugatuck, and the management team of Portage comprises the management team of Saugatuck.
(d)	Intensity. The CEO of Portage previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage, totaling $69,759, $83,437 and $77,088 for Fiscal 2023, Fiscal 2022 and Fiscal 2021, respectively, of which $63,624 was unpaid at March 31, 2023.
(e)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Portage through a shared services agreement.
(f)	PGL. PPL held 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL. The Company disposed of 100% of its interests in PPL and PGL on March 3, 2021.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

The following are related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

Interest expense includes $78,427 interest incurred in the year ended March 31, 2021, on notes issued to members of the Board. The SalvaRx Notes were settled as of August 6, 2020 and, accordingly, no further interest expense was incurred. In connection with the settlement of the SalvaRx Notes, $692,045 of accrued interest and $805,000 of principal was paid to directors. The directors also exchanged an aggregate $2,415,000 of notes payable for SalvaRx warrants at a price of $6.64, which were exchanged for Portage warrants and converted to Portage stock on October 13, 2020.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, the Company entered into an agreement with OSI, the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. The Company followed the guidance provided by an IFRS Discussion Group Public Meeting dated November 29, 2016, following the general tenets of IAS 39, “Financial Instruments: Recognition and Measurement,” and IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments,” and recorded the exchange at historical cost. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%.

Share Exchange Agreement – iOx

On July 18, 2022, the Company and SalvaRx entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. The Company followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of the SalvaRx Acquisition. Further transactions whereby the parent entity acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

The Company now owns the worldwide rights to its small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 Portage ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx through its wholly-owned subsidiary, SalvaRx.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

As additional consideration for the sale of the iOx shares to the Company under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price, as defined in the Share Exchange Agreement, upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to settle the Earnout Shares in cash. The Company followed IFRS 3 and IAS 32, “Financial Instruments: Presentation,” to account for the fair value of the Earnout Shares. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The fundamental principle of IAS 32 is that a financial instrument should be classified as either a financial liability or an equity instrument according to the substance of the contract, not its legal form, and the definitions of financial liability and equity instrument. A financial instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met:

(a)	the instrument includes no contractual obligation to deliver cash or another financial asset to another entity, and
(b)	if the instrument will or may be settled in the Company’s own equity instruments, it is either:
(i)	a non-derivative that includes no contractual obligation for the Company to deliver a variable number of its own equity instruments; or
(ii)	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

When a derivative financial instrument gives one party a choice over how it is settled (for instance, the Company or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument. The financial instrument includes the exclusive right of the Company to settle the obligation with cash or equity and, accordingly, accounted for the fair value of the Earnout Shares as a non-current liability.

The Company recorded $5.478 million as the fair value estimate of the Earnout Shares, which is reflected as deferred obligation - iOx milestone on the condensed consolidated balance sheet included herein. The Company will determine the fair value of the Earnout Shares at each balance sheet date. Any change to the fair value will be recorded in the Company’s statements of operations and other comprehensive income (loss). The Company recorded a gain from the change (decrease) in fair value of the liability of $1.352 million for the year ended March 31, 2023.

Employment Agreements

PDS entered into a Services Agreement with our CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement originally provided for a base salary of $618,000, plus cost-of-living increases. On December 19, 2022, the Compensation Committee approved the CEO’s compensation of $642,700 for Fiscal 2024. The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

Under the CEO Services Agreement, the CEO may terminate his employment with PDS at any time for Good Reason (as defined in the CEO Services Agreement). PDS may terminate the CEO’s employment immediately upon his death, upon a period of disability or without Just Cause (as defined in the CEO Services Agreement). In the event that the CEO’s employment is terminated due to his death or Disability (as defined in the CEO Services Agreement), for Good Reason or without Just Cause, he will be entitled to accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, he may be entitled to Severance Benefits (as defined in the CEO Services Agreement), which include his then current base salary and the average of his annual bonus for the prior two completed performance years, paid over 12 monthly installments. Additionally, the CEO will be entitled to life insurance benefits and medical and dental benefits for a period of 12 months at the same rate the CEO and PDS shared such costs during his period of employment.

Additionally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the CEO Services Agreement), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If the CEO’s employment by PDS is terminated by PDS or any successor entity without Just Cause (not including termination by virtue of the CEO’s death or Disability) or by the CEO for Good Reason within 12 months following the effective date of a Change in Control (as defined in the CEO Services Agreement), then, in addition to paying or providing the CEO with the Accrued Obligations (as defined in the CEO Services Agreement), the Company will provide the following Change in Control Severance Benefits (as defined in the CEO Services Agreement):

(1)	PDS will pay the base salary continuation benefit for 18 months;

(2)	PDS will pay the life insurance benefit for 18 months;

(3)    PDS will pay an additional amount equivalent to the CEO’s target annual bonus calculated using the bonus percentage for the performance year in which the CEO’s termination occurs. This bonus will be paid in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the CEO’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)    PDS will provide the CEO with continued medical and dental benefits, as described above, for 18 months; and

(5)    All stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date, as defined, and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of the Company’s five other members of senior management (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021, one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Executive Services Agreements provides for an initial term of two years that is automatically renewed for one-year periods (except two of the Executive Services Agreement, which provides for an initial term of one year and that is automatically renewed for one-year periods). The Executive Services Agreements initially provided for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

On December 19, 2022, the Compensation Committee approved executive compensation for Fiscal 2024 for annual base salaries ranging from $183,750 to $469,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%.

The Executive Services Agreements can be terminated by PDS without Just Cause, by death or Disability, or by the Executive (except one) for Good Reason (each as defined in the respective Executive Services Agreements). In such instances, the Executive Services Agreements provide for the payment of accrued obligations (accrued unpaid portion of base salary, accrued unused vacation time and any unpaid expenses). Additionally, the Executives (except two) are entitled to 50% of base salary plus 50% of average annual bonus earned over the prior two performance years, as well as prevailing life insurance benefits for a period of six months and medical and dental benefits for a period of six months at the prevailing rate PDS and the Executive were sharing such expenses.

Additionally, all stock options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the respective Executive Services Agreements), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except one) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to Item (5) and 50% of Items (1) and (3) below:

(1)    PDS will pay the Base Salary continuation benefit for 12 months;

(2)    PDS will pay the life insurance benefit for 12 months;

(3)    The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)    PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

(5)    All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company or its parent will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

The Executive Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Executive Services Agreements also includes non-competition and non-solicitation of employees and customers provision that run during the Executive’s employment with PDS and for a period of one year after termination of employment.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

Bonuses & Board Compensation Arrangements

In December 2021, the Compensation Committee approved performance bonuses payable to senior management totaling $0.7 million. The bonuses were paid in December 2021.

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing.

Effective January 1, 2022, each non-employee Board member are entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-employee Board member is entitled to an annual grant of 6,900 options to purchase Portage ordinary shares, which would vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $322,500 and $55,833 during the years ended March 31, 2023 and 2022, respectively. There were no Board fees incurred prior to January 1, 2022.

Non-employee Board chairpersons are entitled to an annual cash fee of $30,000, payable quarterly in arrears. In lieu of a non-executive chairperson, the lead director is entitled to an annual cash fee of $20,000 per annum paid quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nominating Committee is entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees will be entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears.

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the Company’s consolidated statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

The following table summarizes the Company’s financial instruments as of March 31, 2023 and March 31, 2022:

	Years Ended March 31,
	2023			2022
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL

Financial assets
Cash and cash equivalents	$10,545	$–	$–	$23,352	$–	$–
Prepaid expenses and other receivables	$2,689	$–	$–	$1,480	$–	$–
Convertible note receivable, including accrued interest, net of impairment	$–	$–	$442	$–	$–	$–
Investment in associate	$–	$–	$806	$–	$–	$1,673
Investment in private company	$–	$2,087	$–	$–	$7,409	$–

	Years Ended March 31,
	2023		2022
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$1,865	$–	$750	$–
Warrant liability	$–	$–	$–	$33
Deferred purchase price payable - Tarus	$–	$7,179	$–	$–
Deferred obligation - iOx milestone	$–	$4,126	$–	$–

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

The following methods and assumptions were used to estimate their fair values:

Investment in Associate: The fair value of the Stimunity investment was determined based on an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity (Level 3). The Company recorded a provision of impairment of $0.607 million with respect to the investment in associate decreasing the carrying value of the investment in associate to $0.806 million at March 31, 2023. See Note 6, “Investment in Associate,” for a further discussion.

Convertible Note Receivable: The fair value of the Stimunity Convertible Note receivable denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3) (see Note 18, “Commitments and Contingent Liabilities – Stimunity Convertible Note”). The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. The Company recognized an unrealized gain of $0.039 million through OCI in fiscal 2023 to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million. At March 31, 2023, the Company determined that there were indications of impairment, based upon the inability of Stimunity to obtain financing. The Company performed an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity. The Company recorded an impairment of $0.211 million resulting from the impairment analysis decreasing the carrying value of the Stimunity Convertible Note to $0.442 million at March 31, 2023.

Investment in Intensity: Fair value of the investment was determined based on an IAS 36 impairment analysis after determining there were external indications of impairment (Level 3). See Note 7, “Investment in Private Company,” for a further discussion.

Accrued Equity Issuable: The fair value is estimated based on the average of the quoted market prices for the period in which the shares were earned (Level 1).

Warrant Liability: The fair value was estimated using a Black-Scholes model (Level 3) (see Note 14, “Warrant Liability”).

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3) (see Note 8, “Acquisition of Tarus”). The fair value was determined using the Income Approach and was based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a gain from the change (decrease) in fair value of the liability of $1.359 million for the year ended March 31, 2023, respectively.

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3) (see Note 19, “Related Party Transactions – Share Exchange Agreement – iOx”). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third party data and Company experience, as well as the relevant cost of capital. The Company recorded a gain from the change (decrease) in fair value of the liability of $1.352 million for the year ended March 31, 2023, respectively.

There have been no transfers between levels of the fair value hierarchy for the years ended March 31, 2023 and 2022.

The Company’s financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfil its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s condensed consolidated interim statements of financial position.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

Cash and cash equivalents. Cash and cash equivalents comprise cash on hand and amounts invested in underlying Treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2023 and 2022, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Going Concern,” and Note 15, “Capital Stock,” for a discussion of the Company’s share offering and Note 18, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

NOTE 21. CAPITAL DISCLOSURES

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued expenses of approximately $1.9 million as of March 31, 2023 (approximately $0.8 million as of March 31, 2022) and current assets of approximately $13.7 million as of March 31, 2023 (approximately $24.8 million as of March 31, 2022). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of March 31, 2023, shareholders’ equity attributable to the owners of the company was approximately $76.0 million (approximately $121.2 million as of March 31, 2022).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2023 and 2022

NOTE 21. CAPITAL DISCLOSURES (Cont'd)

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2023 and 2022.

NOTE 22. NON-CONTROLLING INTEREST

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2021	$46,173	$(20)	$46,153
Share-based compensation expense	191	–	191
Exchange of notes payable, accrued interest and warrants for iOx shares	184	–	184
Net (loss) attributable to non-controlling interest	(1,847)	(452)	(2,299)
Non-controlling interest as of March 31, 2022	44,701	(472)	44,229
Net income (loss) attributable to non-controlling interest	123	(178)	(55)
Purchase of non-controlling interest pursuant to Share Exchange Agreement	(44,824)	–	(44,824)
Non-controlling interest as of March 31, 2023	$–	$(650)	$(650)

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. On July 18, 2022, the Company completed the acquisition of the remaining non-controlling interest in iOx, by issuing 1,070,000 shares of its ordinary shares and assuming certain milestone obligations. See Note 12, “Unsecured Notes Payable – iOx Unsecured Notes Payable,” and Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for further discussions.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 23. EVENTS AFTER THE BALANCE SHEET DATE

(a)	Sale of Ordinary Shares

From April 1, 2023 through July 28, 2023, the Company sold 186,604 ordinary shares under the ATM program and generated net proceeds of approximately $0.6 million.

(b)	Intensity IPO

On July 5, 2023, Intensity completed an IPO of its common stock selling 3,900,000 shares at a price of $5.00 per share generating net proceeds of approximately $16.2 million. In connection with the offering, Intensity’s common stock began trading on Nasdaq on June 30, 2023, under the ticker symbol “INTS.” The Intensity shares closed at a price of $5.96 on June 30, 2023. The Company valued its interest in Intensity consisting of 644,229 shares to be $2.087 million at March 31, 2023, based upon information available at that date. The Company received an additional 2,659 shares in connection with the offering pursuant to certain anti-dilution rights. Intensity sold its overallotment shares totaling 585,000 shares, which closed on July 7, 2023. At that date, the Company owned approximately 4.7% of the issued and outstanding shares of Intensity.

(b)  EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit No.	Description of Exhibit

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on June 21, 2022 - Incorporated herein by reference to Exhibit 99.1 to Form 6-K filed on June 23, 2022.

1.3	Amended and Restated Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on September 22, 2022 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on September 22, 2022.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act – Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 1, 2022.

4.1	Controlled Equity OfferingSM Sales Agreement by and between Portage Biotech Inc. and Cantor Fitzgerald & Co., dated February 24, 2021 - Incorporated herein by reference to Exhibit 1.1 to Form F-3 filed on February 24, 2021.

4.2	Underwriting Agreement, dated as of June 24, 2021 the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. - Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on June 24, 2021.

4.3	2011 Consultant Stock Compensation Plan - Incorporated herein by reference to Exhibit 10.1 to Form S-8 filed on April 21, 2011.

4.4	2013 Stock Option Plan - Incorporated herein by reference to Exhibit 10 to Form S-8 filed on December 19, 2013.

4.5	Stock Option Plan - Incorporated herein by reference to Exhibit 10 to Form S-8 filed on March 17, 2015.

4.6	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 4(c)(iv).4 to Form 20-F filed on July 29, 2021.

4.7	Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan dated as of January 19, 2022.

4.8	Form of Lock-Up Agreement dated July 1, 2022 - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on July 8, 2022.

4.9	Form of Lock-Up Agreement dated July 1, 2022 - Incorporated herein by reference to Exhibit 10.2 to Form 6-K filed on July 8, 2022.

4.10	Purchase Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.3 to Form 6-K filed on July 8, 2022.

4.11	Registration Rights Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.4 to Form 6-K filed on July 8, 2022.

88

(b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.12	Services Agreement effective as of December 15, 2021, by and between Portage Development Services Inc. and Ian B. Walters, MD - Incorporated herein by reference to Exhibit 10.5 to Form 20-F filed on August 1, 2022.

4.13	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Allan Shaw - Incorporated herein by reference to Exhibit 10.6 to Form 20-F filed on August 1, 2022.

4.14	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Robert Kramer, PhD - Incorporated herein by reference to Exhibit 10.7 to Form 20-F filed on August 1, 2022.

4.15	Services Agreement effective as of December 15, 2021, by and between Portage Development Services Inc. and Steven Innaimo - Incorporated herein by reference to Exhibit 10.8 to Form 20-F filed on August 1, 2022.

4.16	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Brian Wiley - Incorporated herein by reference to Exhibit 10.9 to Form 20-F filed on August 1, 2022.

4.17	Form of Share Option Agreement dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 10.10 to Form 20-F filed on August 1, 2022.

4.18	Form of Share Option Agreement dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 10.11 to Form 20-F filed on August 1, 2022.

4.19	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 10.12 to Form 20-F filed on August 1, 2022.

4.20	Form of Share Option Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.13 to Form 20-F filed on August 1, 2022.

4.21	Form of Share Option Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.14 to Form 20-F filed on August 1, 2022.

4.22	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.15 to Form 20-F filed on August 1, 2022.

4.23	Form of Share Option Agreement dated as of February 15, 2022 - Incorporated herein by reference to Exhibit 10.16 to Form 20-F filed on August 1, 2022.

4.24*	Services Agreement effective as of June 1, 2022, by and between Portage Development Services Inc. and Justin Fairchild.

4.25*	Clinical Services Agreement effective as of March 1, 2023, by and between Fortrea Inc. (formerly Labcorp Drug Development Inc.) and Tarus Therapeutics LLC.

89

(b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.26*	Form of Share Option Agreement dated as of March 30, 2023.

4.27*	Form of Share Option Agreement dated as of March 30, 2023.

4.28*	Form of Share Option Agreement dated as of March 30, 2023.

4.29*	Office Lease made as of March 31, 2023, by and between WALP 57-61, LLC and Portage Development Services, Inc.

4.30*◊+	License Agreement dated as of July 1, 2015, by and between iOx Therapeutics Ltd. and the Ludwig Institute for Cancer Research Ltd.

4.31*◊+	License Agreement dated as of October 29, 2019, by and between Tarus Therapeutics, Inc. and Impetis Biosciences Limited.

4.32◊+	Agreement and Plan of Merger and Reorganization among Portage Biotech Inc., Portage Merger Sub 1, Inc., Portage Merger Sub 2, LLC, Tarus Therapeutics, Inc. and Shareholder Representative Services LLC dated as of July 1, 2022 - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 8, 2022

4.33◊+	Share Exchange Agreement dated as of July 18, 2022, by and among Portage Biotech Inc., SalvaRx Ltd., and each of the shareholders of iOx Therapeutics Ltd. - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 19, 2022

8.1*	List of Subsidiaries.

11.1*	Audit Committee Charter

11.2*	Compensation Committee Charter

11.3	Code of Conduct - Incorporated herein by reference to Exhibit 11.3 to Form F-20 filed on July 31, 2014.

11.4	Nominating Committee Charter. Incorporated herein by reference to Exhibit 11.4 to Form 20-F filed on August 1, 2022.

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Marcum LLP.

90

(b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2022 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB *	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

_________________

* Filed herewith

◊ Schedules have been omitted pursuant to the Instructions to Exhibits of Form 20-F. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

+ Portions of this exhibit have been omitted pursuant to Instruction 4(a)(ii) to Exhibits of Form 20-F.

91

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED at Toronto, Ontario, Canada, this 31st day of July, 2023

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters
Title:	Chairman of the Board and Chief Executive Officer

By:	/s/ Allan Shaw
Title:	Chief Financial Officer

92