Form 20-F
period 2024-03-31
PORTAGE BIOTECH INC.
filed 2024-08-14
CIK 1095435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

59 Wilton Road, Westport, Connecticut 06880
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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report.  Ordinary shares without par value – 19,784,390 as at March 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of " large accelerated filer,” large accelerated filer," and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

We have made the decision to discontinue our sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further accrual to our sponsored adenosine program for both PORT-6 and PORT-7. In the event that we resume these clinical trials and further development of our programs, our risks and uncertainties include, but are not limited to:

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

Our business focus has been that of a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. In the event that we resume enrollment in the clinical trials and further development of our programs, we do not anticipate directly engaging in the commercialization of the product candidates we develop.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3 “Key Information – Risk Factors.”

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

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required because this is an annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required because this is an annual report under the Exchange Act.

ITEM 3 – KEY INFORMATION

(A)	SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2024, 2023 and 2022, and the Balance Sheet data as of March 31, 2024 and 2023 are derived from our audited Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected Operations Data for the years ended March 31, 2021 and 2020 and the Balance Sheet data as of March 31, 2022, 2021 and 2020 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY’S FINANCIAL STATEMENTS (U.S. DOLLARS)

Operating Data

Years ended March 31,	2024	2023	2022	2021	2020
	All amounts in 000'$ (except for per share amounts)
Net loss before non-controlling interests	$(75,382)	$(104,666)	$(19,169)	$(17,189)	$(7,249)
Net loss attributable to owners of the Company	$(75,339)	$(104,611)	$(16,870)	$(15,833)	$(5,333)
Comprehensive loss	$(75,420)	$(109,949)	$(19,169)	$(17,189)	$(6,373)
Comprehensive loss attributable to the owners of the Company	$(75,377)	$(109,894)	$(16,870)	$(15,833)	$(4,457)
Working capital	$4,816	$11,811	$24,049	$1,738	$1,226
Total assets	$7,779	$99,129	$194,662	$174,860	$173,174
Capital stock	$219,499	$218,782	$158,324	$130,649	$117,817
Warrant liability	$1,564	$-	$33	$1,120	$-
Stock option reserves	$23,841	$21,204	$16,928	$7,977	$58
Equity attributable to owners of the Company	$4,022	$76,045	$121,205	$101,449	$96,531
Weighted average number of shares outstanding - Basic	19,343	16,119	13,060	11,733	10,952
Weighted average number of shares outstanding - Diluted	19,343	16,119	13,060	11,733	10,952
Net loss per share - Basic	$(3.89)	$(6.49)	$(1.29)	$(1.35)	$(0.49)
Net loss per share - Diluted	$(3.89)	$(6.49)	$(1.29)	$(1.35)	$(0.49)

1.	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the fiscal years presented.

2.	The per share data has been adjusted to reflect the reverse split of the ordinary shares effective June 5, 2020.

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

On July 31, 2024, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was approximately US$1 = CDN$1.38, for the conversion of British pound sterling into United States dollars was approximately US$1 = £0.78 and for the conversion of EU euros into United States dollars was approximately US$1 = €0.92.

The following table sets out the high and low exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for each of the last six months of the fiscal year.

Year ended March 31, 2024	October	November	December	January	February	March
Canadian Dollar
High	1.39	1.39	1.36	1.35	1.36	1.36
Low	1.36	1.36	1.32	1.33	1.34	1.35
British Pounds
High	0.83	0.82	0.80	0.79	0.80	0.79
Low	0.81	0.79	0.78	0.78	0.79	0.78
EU Euros
High	0.96	0.95	0.93	0.92	0.93	0.93
Low	0.94	0.91	0.90	0.91	0.92	0.91

The following table sets out the average exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for the five most recent financial years.

Years ended March 31,	2024	2023	2022	2021	2020
Average for the Fiscal Year
Canadian Dollar	1.35	1.32	1.25	1.32	1.33
British Pounds	0.80	0.83	0.73	0.77	0.79
EU Euros	0.92	0.96	0.86	0.86	0.90

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

Risks Related to our Decision to Discontinue our iNKT Program and Pause Further Accrual in our Adenosine Program

After a review of our future funding needs for clinical development of our programs as well as the current capital raising market for biotechnology companies, we made the decision to discontinue our sponsored clinical trial for the iNKT program and pause further accrual to our sponsored adenosine program. We are exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action.

There can be no assurance that our evaluation of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. Any potential transaction would be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with us and the availability of financing to us or third parties in a potential transaction with us on reasonable terms. The process of reviewing strategic alternatives may require us to incur additional costs and expenses. It could negatively impact our ability to attract, retain and motivate key employees, and expose us to potential litigation in connection with this process or any resulting transaction. If we are unable to effectively manage the process, our financial condition and results of operations could be adversely affected. In addition, any strategic alternative that may be pursued and completed ultimately may not deliver the anticipated benefits or enhance shareholder value. There can be no guarantee that the process of evaluating strategic alternatives will result in our company entering into or completing a potential transaction within the anticipated timing or at all. There is no set timetable for this evaluation and we do not intend to disclose developments with respect to this evaluation unless and until we determine that further disclosure is appropriate or legally required. As of July 31, 2024, we had approximately $3.1 million of cash and cash equivalents on hand, which we expect is only sufficient to cover our operating needs through December 2024.

Additionally, the Nasdaq Stock Market LLC (“Nasdaq”) may take the position that we are a “public shell” under Nasdaq rules, which could have negative consequences, including the potential delisting of our ordinary shares from the Nasdaq Capital Market. We have no current plans to delist our ordinary shares from Nasdaq. However, following the decision to discontinue our sponsored clinical trial for the INKT program and pause further accrual to our sponsored adenosine program, we may be treated as a public shell under Nasdaq rules. Although Nasdaq evaluates whether a listed company is a public shell company based on a facts and circumstances determination, a Nasdaq-listed company with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets is generally considered to be a public shell company.

The following is a brief discussion of the most significant risk factors that are specific to our operations and industry and that may have a material impact on, or constitute the most significant risk factors in respect of, our future financial performance in the event that we were to raise additional capital to fund the clinical development of our programs.

Risks Related to our Business

We have current and future capital needs, and, if we decide to resume enrollment in our clinical trials, there are uncertainties as to our ability to raise additional funding.

Our current cash resources will not cover all of our operational costs and the needs of our subsidiaries to progress towards clinical trials, if we decide to resume enrollment in our clinical programs.  Additional capital would be needed to test product candidate in human trials, obtain regulatory approvals and ultimately to commercialize such product candidates if approved.

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

We have incurred, and, if we decide to resume enrollment in our clinical programs, we expect to continue to incur substantial costs related to the development of our product candidates, including costs related to the clinical trials for our adenosine platform. If sufficient capital is not available and we decide to resume enrollment in our clinical programs, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”), the amount of funds we can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of our company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million.

We have a history of operating losses and may never achieve profitability in the future.

Historically, we have generated only a limited amount of business income, notwithstanding a highly valued asset distribution to our shareholders share ownership of Biohaven.

Prior to our decision to discontinue our iNKT program and pause further accrual in our adenosine program, our objective was to enable research and development so as to create early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, with the goal of creating viable products that may be monetized through licensing, manufacturing and distribution or outright sale. Our principal activities were engaging in research and development to identify and validate new drug targets that could become marketed drugs in the future. If we decide to resume enrollment in our clinical programs, we will require significant financial resources without any income, and we expect to continue incurring operating losses for the foreseeable future.

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

If we decide to resume enrollment in our clinical programs, there is a possibility that only a few or none of our drug candidates that may be developed in the future, will be determined to be safe and effective by the governing regulatory bodies, will be able to receive and maintain necessary regulatory approvals in order to be commercialized, or will be commercially viable. Any failure to successfully develop and obtain regulatory approval for our product candidates would have a material adverse effect on our business, financial condition and results of operations.

Rapidly changing medical technology within the life sciences industry could make the product candidates that we may develop in the future obsolete or less attractive to pursue.

The medical industry is characterized by rapid and significant medical technological and therapy changes, frequent new product candidates and product introductions and enhancements and evolving industry standards. If we decide to resume enrollment in our clinical programs, our future success will depend on our ability to continually develop and then improve our product candidates and to develop and introduce new product candidates that address the evolving needs of the physicians and patients on a timely and cost-effective basis. Our new product candidates and products may not be accepted in the intended markets, and our inability to gain market acceptance of new products could harm our future operating results.

Clinical trials for our product candidates will be expensive if we decide to resume enrollment in our clinical programs and will take a considerable amount of time, and the outcomes of such clinical trials are by their nature uncertain.

If we decide to resume enrollment in our clinical programs, we will be required to complete extensive clinical trials to demonstrate safety and efficacy before we can obtain regulatory approval for the commercial sale of any product candidate or attract major pharmaceutical companies to collaborate with us. Clinical trials are very expensive and are difficult to design and implement. The clinical trial process also takes a long time and can often be subject to unexpected delays or have unexpected results.

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

If we decide to resume enrollment in our clinical programs, we will rely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any product candidate if approved by a regulatory authority.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing product candidates for the potential clinical trials and/or commercial manufacturing of product candidates if approved. If we decide to resume enrollment in our clinical programs, we will depend on our collaboration partners and other third parties to manufacture and provide analytical services with respect to our most advanced product candidates.

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

Prior to our decision to discontinue our iNKT program and pause further accrual in our adenosine program, we evaluated our options for clinical trial supplies and commercial production for our product candidates on a regular basis, including use of third-party manufacturers, or entering into a manufacturing joint venture relationship with a third party. We are aware of only a limited number of companies on a worldwide basis that operate manufacturing facilities in which our product candidates can be manufactured under current Good Manufacturing Practice ("cGMP”) regulations, a requirement for all pharmaceutical products in the U.S. We cannot be certain that we and our collaboration partners will be able to contract with any of these companies on acceptable terms to us, if at all, if we decide to resume enrollment in our clinical programs, which could harm our business, results of operations and prospects, and the value of our ordinary shares.

In addition, if we decide to resume enrollment in our clinical programs, any manufacturing facility that we utilize will be required to be registered with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMP requirements. We have not directly controlled the manufacturing process of our product candidates, and, if we decide to resume enrollment in our clinical programs, we would be dependent on our contract manufacturing partners for compliance with cGMP regulations for the manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fail to maintain regulatory compliance, the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities may take enforcement action that may include issuing a warning letter, instituting a clinical hold, withdrawing regulatory approval, seeking product seizures or injunctions and, where appropriate, pursuing criminal prosecution, any of which could have an adverse effect on our business, financial condition and results of operations.

The results of pre-clinical studies and initial clinical trials may not be predictive of future results, if we decide to resume enrollment in our clinical programs, and our product candidates may not have favorable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics, to understand the side effects of product candidates, and to explore efficacy at various doses and schedules. Favorable results in early trials may not be repeated in later trials. Any success that we may experience in pre-clinical or animal studies and early clinical trials if we decide to resume enrollment in our clinical programs does not ensure that later large-scale efficacy trials will be successful, and does not predict final trial results, which could have an adverse effect on our business, financial condition and results of operations.

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

We may face difficulty in enrolling patients in our clinical trials if we decide to resume enrollment in our clinical programs.

If we decide to resume enrollment in our clinical programs, we may find it difficult to enroll qualifying patients in our clinical trials. The timing of our current and future clinical trials depends, in part, on the speed at which we can recruit qualifying patients to participate in testing our therapeutic candidates. If qualifying patients are unwilling to participate in our trials because of negative publicity from adverse reactions or for other reasons, including competitive clinical trials for similar patient populations, then the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether. We may not be able to identify, recruit and enroll a sufficient number of qualifying patients, or those with required or desired characteristics to achieve sufficient diversity in a given trial in order to complete our clinical trials in a timely manner. If we have difficulty enrolling a sufficient number of qualifying patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business.

The outcomes of clinical trials are uncertain and our clinical trials may fail to demonstrate adequately the safety or efficacy of a particular therapeutic candidates if we decide to resume enrollment in our clinical programs, which would prevent or delay regulatory approval and commercialization.

There is a risk in any clinical trial that side effects from our product candidates will require a hold on, or termination of, our clinical program(s) or further adjustments to our clinical program(s) in order to progress our product candidates if we decide to resume development of our clinical programs. We will need to demonstrate that the product candidate are safe and effective for use in each target indication. Each product candidate must demonstrate an acceptable risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors.

If we decide to resume enrollment in our clinical programs, our success will be dependent upon our collaborations with third parties in connection with services we will need for the development, marketing and commercialization of our products candidates, if approved.

If we decide to resume enrollment in our clinical programs, the success of our business will be largely dependent on our ability to enter into collaborations regarding the development, clinical testing, regulatory approval and commercialization of our product candidates. We may not be able to find collaborative partners to support the future development, marketing and commercialization of our product candidates, which may require us to undertake research and development and/or commercialization activities ourselves and may result in a material adverse effect on our business, financial condition, prospects and results of operations.

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

The development, manufacture and sale of some of the products we develop if we decide to resume enrollment in our clinical programs will involve the use of processes, products, or information, the rights to which are owned by third parties. For example, we rely on certain in-licenses for the development and commercialization of our adenosine receptor antagonists platforms, respectively. If we are unable to obtain and maintain patent protection for technology related to our product candidates, or if our licensors are unable to obtain and maintain patent protection for the technology or products that we license from them, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. In addition, invalidation of our patent rights by third parties could jeopardize the anticipated revenue streams from current licensees.

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

Part of our business strategy has included pursuing synergistic acquisitions, such as our recent acquisition of Tarus Therapeutics. We have expanded, and may plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth though we do not have any plans to do so at this time due to our current liquidity. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) finding equity funding and incurring additional indebtedness; (iv) issuing additional equity which may have a dilutive effect on our capital, (v) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (vi) an increase in the scope and complexity of our operations; and (vii) the loss or reduction of control over certain of our assets.

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

As a pharmaceutical research and development company, if we decide to resume enrollment in our clinical programs, our operations are likely to expand in the European Union and many other developed countries worldwide, and we will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. For example, we currently have ongoing clinical operations in the U.K. and are contemplating expanding to other countries. These risks include foreign exchange fluctuations, exchange controls, capital controls, requirements to comply with new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may adversely affect our research and development, reduce the demand for our potential products and reduce the prices that our potential customers will be willing to pay for our potential products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the United Kingdom (“U.K.”) Bribery Act, disruption or destruction of operations or changes to our business position, regardless of cause, including pandemic, war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments or events, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

We may face exposure to adverse movements in foreign currency exchange rates.

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

Brexit created significant uncertainty concerning the future relationship between the U.K. and the EU. From a regulatory perspective, there is uncertainty about which laws and regulations will apply. A significant portion of the regulatory framework in the U.K. is derived from EU laws. However, it is unclear which EU laws the U.K. will decide to replace or replicate in connection with its withdrawal from the EU. In particular, the regulatory regime applicable to our operations, including with respect to conduct of clinical trials and the approval of our product candidates if we decide to resume development of our clinical programs, may change, potentially significantly, and the impact of these changes is difficult to quantify until new regulation and guidance is published.

A basic requirement related to the grant of a marketing authorization for a medicinal product in the EU is the requirement that the applicant be established in the EU. Following the expiry of the Brexit transitional arrangements, separate applications for marketing authorizations for Great Britain (England, Scotland and Wales) are required to place medicinal products on the market in Great Britain. The European Commission Decision Reliance Procedure, which allowed the U.K. regulatory to “rely” on EU centralized marketing authorization decisions, expired on December 31, 2023. The EU mutual recognition and decentralized procedures no longer apply to Great Britain. From January 1, 2024, under the Windsor Framework, the EU no longer has jurisdiction over medicines placed on the market in Northern Ireland and all medicines intended for Northern Ireland (or the U.K. market more generally) will require a U.K. marketing authorisation. Additional regulation and guidance is anticipated to govern how this new regime will operate, including as to labelling of medicines in Northern Ireland.

To replace EU based mutual recognition procedures, the U.K. has announced plans to introduce an international reliance route for the approval of medicinal products in the U.K. From January 1, 2024, the U.K. intends to recognize approvals of medicinal products from: Australia, Canada, the European Union, Japan, Switzerland, Singapore and the United States. This approach may benefit out strategy and operations if we decide to resume development of our clinical programs as it could lead to approval in the U.K. of “cutting-edge medicines” more quickly and through a more streamlined regulatory process. However, the procedure will not come into effect until new regulations are introduced and these have not yet been published. Delays in implementing this new legislation may lead to regulatory uncertainty and delays.

In addition, the laws and regulations that apply since the U.K.’s withdrawal from the EU may have implications for manufacturing sites that hold certifications issued by the U.K. competent authorities. If batch release and quality control testing sites for our product candidates are located only in the U.K., manufacturers will need to use sites in other EU member states for EU batch release. All of these changes, if they occur, could increase our costs and otherwise adversely affect our business.

Currency exchange rates for the British pound and the Euro, with respect to each other and to the U.S. dollar, were affected by Brexit, and could be affected in the future by other global events.

Risks Related to Ownership of our Shares

We may not be able to regain, or maintain, compliance with the continued listing requirements of The Nasdaq Capital Market.

Our ordinary shares are listed on the Nasdaq Capital Market, and we are therefore subject to its continued listing requirements, including requirements with respect to the market value of our publicly-held shares, market value of our listed shares, minimum bid price per share, and minimum shareholders' equity, among others. If we fail to satisfy one or more of the requirements, we may be delisted from the Nasdaq Capital Market.

On March 7, 2024, we received notice (the “Notice”) from Nasdaq that we are not currently in compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2). The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), we have 180 calendar days, or until September 3, 2024, to regain compliance with the minimum bid price requirement by having the closing bid price of our ordinary shares meet or exceed $1.00 per share for at least ten consecutive business days. The notification had no immediate effect on the listing of our ordinary shares, and our ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “PRTG” at this time.

If we do not regain compliance by September 3, 2024, we may be eligible for an additional 180 calendar day grace period. If we fail to regain compliance during the applicable period, we will receive notification from Nasdaq that our ordinary shares are subject to delisting. Such notification will have no immediate effect on our listing on the Nasdaq Capital Market, nor will it have an immediate effect on the trading of our ordinary shares pending such hearing. At that time, we may then appeal the delisting determination to a Nasdaq hearings panel. There can be no assurance, however, that we will be able to regain compliance with Nasdaq’s minimum bid price requirement. If we regain compliance with Nasdaq’s minimum bid price requirement, there can be no assurance that we will be able to maintain compliance with the continued listing requirements for the Nasdaq Capital Market or that our ordinary shares will not be delisted from the Nasdaq Capital Market in the future. In addition, we may be unable to meet other applicable listing requirements of the Nasdaq Capital Market, including maintaining minimum levels of shareholders’ equity or market values of our ordinary shares in which case, our ordinary shares could be delisted notwithstanding our ability to demonstrate compliance with the minimum bid price requirement.

Additionally, Nasdaq Listing Rule 5550(b)(1) requires companies listed on the Nasdaq Capital Market to maintain shareholders’ equity of at least $2.5 million for continued listing. As of March 31, 2024, our shareholders’ equity was $3.3 million and there can be no assurance that we will be able to maintain or increase our shareholders’ equity in the future. If our shareholders’ equity falls below $2.5 million, as a result of operating losses or for other reasons, or if we are unable to demonstrate to Nasdaq’s satisfaction that we subsequently regained compliance with this requirement, Nasdaq will notify us of such non-compliance. If we receive such notice from Nasdaq, in accordance with the Nasdaq Listing Rules, we will have 45 calendar days from the date of the notification to submit a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). If our compliance plan is accepted, we may be granted up to 180 calendar days from the date of the initial notification to evidence compliance. If our compliance plan is not accepted or we are otherwise unable to evidence compliance within Nasdaq’s allotted timeframe, Nasdaq may take steps to delist our ordinary shares.

Delisting from the Nasdaq Capital Market may adversely affect our ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade our securities and may negatively affect the value and liquidity of our ordinary shares. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

If we are delisted from Nasdaq and we are not able to list our ordinary shares on another exchange, our ordinary shares could be quoted on the OTC Bulletin Board or in the “pink sheets.” As a result, we could face significant adverse consequences including, among others:

•	a limited availability of market quotations for our securities;
•	a determination that our shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
•	a limited amount of news and little or no analyst coverage for us;
•	we would no longer qualify for exemptions from state securities registration requirements, which may require us to comply with applicable state securities laws; and
•	a decreased ability to issue additional securities (including pursuant to short-form Registration Statements on Form F-3) due to the Baby Shelf Rule or obtain additional financing in the future.

The issuance of additional ordinary shares, including upon the exercise of our outstanding stock options, will dilute the ownership interest of our existing shareholders and increase the number of ordinary shares eligible for future resale.

As of March 31, 2024, we had 369,340 vested restricted stock units outstanding, which are subject to certain restrictions. Additionally, as of March 31, 2024, we had an aggregate of 1,805,620 stock options to acquire ordinary shares outstanding. During the year ended March 31, 2024 (“Fiscal 2024”), we issued shares as follows: 1,970,000 ordinary shares (along with 1,187,895 pre-funded warrants and four tranches totaling 9,631,580 detachable warrants) relating to the Registered Direct Offering (as defined below); 186,604 ordinary shares sold pursuant to our “at-the-market” (“ATM”) offering program; 15,872 ordinary shares issued to a service provider for services rendered; and 6,165 shares issued pursuant to the exercise of restricted stock units.

Our principal shareholders and senior management own a significant percentage of our ordinary shares and are able to exert significant control over matters subject to shareholder approval.

As of August 14, 2024, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially owned approximately 41.5% of our outstanding voting securities. As a result, these security holders may have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital, or certain mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder. In addition, this group of shareholders generally has the ability to control our management and business affairs and direction of our business. Such control and concentration of ownership may affect the market price of our ordinary shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

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

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. We believe that we were a PFIC for our fiscal year ended March 31, 2018 and that we were a PFIC for the year ended March 31, 2024 (“Fiscal 2024”). In addition, we may have been a PFIC in other years and may continue to be a PFIC in the future.

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

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our ordinary shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a "mark-to-market" election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available. We made the information available for the fiscal years 2018 and 2019 to those shareholders who requested it and can make this information available for our fiscal years 2020, 2021, 2022, 2023 or 2024, if requested.

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

As a foreign private issuer, and as permitted by the listing requirements of Nasdaq, we will rely on certain home country governance practices, which are different from the corporate governance requirements that apply to U.S. domestic companies that are listed Nasdaq.

We are a foreign private issuer, and in accordance with Nasdaq Listing Rule 5615(a)(3), we comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq which may afford less protection to our shareholders than they would otherwise have if we complied fully with Nasdaq’s corporate governance requirements.

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

We also are exempt from the Nasdaq listing rules as to quorum, and instead follow the quorum rules for shareholder meetings under British Virgin Islands law. We also are exempt from the Nasdaq listing rules so as to not be required to obtain shareholder approval for certain issuance of securities, shareholder approval of share option plans and change of control transactions under Nasdaq Listing Rule 5635 and to hold annual shareholder meetings under Nasdaq Listing Rule 5620(a).

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

We are a BVI business company incorporated under the BVI Act with our registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110. Our U.S. agent, Portage Development Services Inc. (“PDS”), is located at 59 Wilton Road, Westport, CT 06880. Our telephone number is (203) 221-7378.

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

We filed a shelf registration statement with the SEC in order to sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (the “March 2021 Registration Statement”). In connection with the March 2021 Registration Statement, we have filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by us of up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covered the offer, issuance and sale by us in an ATM program of up to a maximum aggregate offering price of $50,000,000 of our ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald; and
•	a prospectus supplement dated August 19, 2022, for the resale by us of up to $30,000,000 in ordinary shares that we may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln and
•	a prospectus supplement dated September 29, 2023, for the offer, issuance and sale by us in a registered direct public offering through H.C. Wainwright & Co., the placement agent, to an institutional and accredited investor of (i) 1,970,000 of our ordinary shares at a purchase price of $1.90 per share, (ii) pre-funded warrants to purchase up to 1,187,895 of our ordinary shares, at a purchase price of $1.899 per pre-funded warrant (the “Pre-Funded Warrants”) and (iii) the ordinary shares issuable upon exercise of the pre-funded warrants (each, a “Private Warrant Share”).

The Sales Agreement permits us to sell in an ATM program up to $50,000,000 of ordinary shares from time to time. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act.

On June 24, 2021, we sold 1,150,000 ordinary shares in a firm commitment public offering, including the underwriters’ option, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million.

During Fiscal 2022, we commenced an ATM program, and we sold 90,888 ordinary shares, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

During Fiscal 2023, we sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million.

During Fiscal 2024, we sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

The March 2021 Registration Statement expired on February 24, 2024. In order to issue additional shares under our ATM program or the Committed Purchase Agreement (as defined below) in the future, we would be required to file a new registration statement, which must be declared effective by the SEC prior to use, and to file a prospectus supplement related to the ATM program or the Committed Purchase Agreement, as the case may be.

Furthermore, our ATM program and the Committed Purchase Agreement with Lincoln are generally limited based on, among other things, our Nasdaq trading volume. Under the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by our non-affiliates, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We are therefore limited by the Baby Shelf Rule as of the filing of this Form 20-F, until such time as our non-affiliate public float exceeds $75 million.

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

As consideration for Tarus, we issued to the former Tarus shareholders an aggregate of 2,425,999 ordinary shares, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve month lock-up period, are also subject to a three month dribble-out period which commenced July 1, 2023. During the dribble out period, each holder could not sell more than 10% of the average trading volume of our ordinary shares for the rolling three month period prior to the date on which the holder executes a trade of our ordinary shares without our prior written consent (which we were permitted to withhold at our sole discretion). Additionally, in the event that we resume further development of our adenosine program, payments of up to $32 million in cash or our ordinary shares (at our discretion) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

•	We also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest), for an aggregate of $3 million in liabilities. We repaid the short-term debt in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’s adenosine receptor antagonists, we would be required to pay an additional one-time payment of $15 million to the former Tarus shareholders. Payment may be in the form of cash or our ordinary shares (at our discretion). The remaining $17 million milestone is based on target commercial sales.

On July 6, 2022 (the “Signing Date”), we entered into a Purchase Agreement (the “Committed Purchase Agreement”) with Lincoln, pursuant to which we may require Lincoln to purchase our ordinary shares having an aggregate value of up to $30 million over a period of 36 months. For a summary of the Committed Purchase Agreement, please see our Form 20-F for the fiscal year ended March 31, 2023 filed with the SEC on July 31, 2023.

During Fiscal 2023, we sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

On July 18, 2022, we and our wholly-owned subsidiary, SalvaRx, entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which had been developing our iNKT engager platform until we decided to pause further development earlier this year.

On March 1, 2023, we, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million. We are currently negotiating a pause of the clinical service agreement, based upon our decision to pause our clinical programs.

On September 29, 2023, we entered into a Purchase Agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with the Registered Direct Offering and the Private Placement (collectively, the “Offerings”). The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, we sold (i) 1,970,000 of our ordinary shares at a purchase price of $1.90 per share and (ii) Pre-Funded Warrants to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant. All Pre-Funded Warrants, which were immediately exercisable for one ordinary share at an exercise price of $0.001 per share, were exercised in full on May 29, 2024.

In the Private Placement, we issued to such institutional and accredited investor warrants to purchase up to 3,157,895 ordinary shares (the “Series A Warrants”), warrants to purchase up to 3,157,895 ordinary shares (the “Series B Warrants”), and warrants to purchase up to 3,157,895 ordinary shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 9,473,685 ordinary shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each ordinary share and each Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant was issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to us from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

Pursuant to an engagement letter, dated as of August 26, 2023, between us and the Placement Agent, we paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. We paid the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, we issued to the Placement Agent, or its designees, warrants to purchase up to 157,895 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represented 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Series B Warrants and the Series C Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per ordinary share sold in the Registered Direct Offering and will be exercisable for five years from the commencement of the sales pursuant to the Offerings.

We filed a resale registration statement to register for resale the Private Warrant Shares and the ordinary shares issuable upon the exercise of Placement Agent Warrants, which was declared effective by the SEC on November 7, 2023 (the “November 2023 Resale Registration Statement”). Pursuant to the terms of the Purchase Agreement, we are obligated to use commercially reasonable efforts to keep the November 2023 Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) no longer owns any Private Warrants or ordinary shares issuable upon exercise thereof.

If a Fundamental Transaction (as defined in the Warrants) occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Warrants with the same effect as if such successor entity had been named in the Warrants themselves. If holders of ordinary shares are given a choice as to the securities, cash or property to be received in such a Fundamental Transaction, then the holders of the Warrants shall be given the same choice as to the consideration they would receive upon any exercise of the Warrants following such a Fundamental Transaction. Additionally, as more fully described in the Series B Warrants, Series C Warrants and Placement Agent Warrants, in the event of certain Fundamental Transactions, the holders of the Series B Warrants, Series C Warrants and Placement Agent Warrants will be entitled to receive cash consideration in an amount equal to the Black-Scholes value of the Series B Warrants, Series C Warrants and Placement Agent Warrants, as the case may be, upon the consummation of such Fundamental Transaction.

Series A Warrants and Pre-Funded Warrants

The Series A Warrants and the Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the ordinary shares with which they were issued, are immediately exercisable, do not embody an obligation for us to repurchase such shares, and permit the holders to receive a fixed number of ordinary shares upon exercise. In addition, the Series A Warrants and the Pre-Funded Warrants do not provide any guarantee of value or return.

On the October 3, 2023 issue date, the calculated fair value of the Series A Warrants and the Pre-Funded Warrants was $2.968 million ($0.94 per such warrant). Because the fair value of the warrants accounted for as liabilities exceeded the net proceeds from the Registered Direct Offering, the proceeds allocated to our ordinary shares, the Pre-Funded Warrants and the Series A warrants was zero.

Series A Warrants

The inputs associated with calculating the fair value are reflected below.

October 3, 2023
Exercise price	$1.90
Share price	$1.97
Expected life	1.50 years
Expected volatility	96.0%
Risk-free interest rate	5.32%
Dividend yield	–

Capital Expenditures and Divestitures

We had no capital expenditures or divestitures in Fiscal 2024, Fiscal 2023 or during the year ended March 31, 2022 (“Fiscal 2022”).

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

(B) BUSINESS OVERVIEW

Nature of Operations and Overview

Due to our future funding needs for clinical development of our programs as well as the current capital raising market for biotechnology companies, we made the decision to discontinue the IMPORT-201 trial (PORT-2) and to pause further accrual to the ADPORT-601 trial (PORT-6 and PORT-7). The PORT-3 investigator trial is continuing, and all existing patients in the ADPORT-601 study will continue until disease progression. We are continuing to collect and analyze data from these patients. We plan to replace a patient who withdrew and is unevaluable for the 28-day dose limiting toxicity (“DLT”) period. We are exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, company wind down, further financing efforts or other strategic action. The following discussion reflects our operations in the event we were to raise additional capital to fund the clinical development of our programs.

We are a clinical stage immune-oncology company advancing treatments we believe will be first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers.

Our access to next-generation technologies provides the capability to identify and understand biological mechanisms, clinical therapies and product development strategies that could accelerate these programs through the translational pipeline.

We source and develop early- to mid-stage treatments that we believe will be first-in-class therapies for a variety of cancers, by funding, implementing viable, cost-effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses product candidates or technologies based on biology addressing known resistance pathways/mechanisms of current checkpoint inhibitors with established scientific rationales.

The Portage Approach

Our mission has been to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance and expanding the addressable patient population. Given these foundations, we have managed capital allocation and risk as much as we have overseen drug development. By focusing our efforts on translational medicine and pipeline diversification, we have sought to mitigate overall exposure to many of the inherent risks of drug development.

Our approach has been guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection for broad targets with disciplined ongoing evaluation;

•	Focus on translational medicine and therapeutic candidates with single agent activity;

•	Conduct randomized trials early and test non-overlapping mechanisms of action; and

•	Improve potential outcomes for patients with invasive cancers.

We have executed such approach through our internal core team and our network of experts, contract labs and academic partners.

We believe that we are not subject to the regulation of the Investment Company Act of 1940, as amended (“40 Act”), based on the definition of “investment company” and the compositions of our assets. Additionally, as we primarily operate within the biomedical industry as a research and development (“R&D”) business, we believe that we are also able to take advantage of the non-exclusive safe harbor of Rule 3a-8 promulgated under the 40 Act so as not to be characterized as an investment company. We have adopted a capital preservation policy referenced in that rule.

Our Science Strategy

Prior to our decision to discontinue our iNKT IMPORT-201 sponsored study and pause further accrual in the adenosine program, our goal has been to develop immuno-oncology therapeutics that will dramatically improve the standard-of-care for patients with cancer. The key elements of our scientific strategy have been to:

•	Build a pipeline of differentiated oncology therapeutic candidates that are diversified by mechanism, broad targets, therapeutic approach, modality, stage of development, leading to a variety of deal types that can be executed with partners;

•	Expand our pipeline through research collaborations, business development and internally designed programs;

•	Continue to advance and evolve our pipeline; and

•	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our portfolio.

Our Pipeline

We have built a pipeline of immuno-oncology therapeutic candidates and programs that are diversified by mechanism, therapeutic approach, modality and stage of development. Prior to our decision to discontinue further development of our iNKT program and pause further accrual to our adenosine program, we rigorously assessed each of our programs on an ongoing basis using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs do not meet our de-risking criteria for advancement, we look to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential.

The charts below set forth, as of August 14, 2024, the state of our immuno-oncology therapeutic product candidates and programs before development activities were discontinued and/or paused except for PORT-3, which is being evaluated as part of an investigator sponsored study without funding from us.  Additionally, notwithstanding our decision to pause further development, PORT-7 remains in Phase 1a from an IND perspective, though we have not commenced dosing patients. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Before you make an investment decision regarding us, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

(Modified)

Novel pipeline with numerous small molecule broad immune engagers

Adenosine Antagonist Platform

PLATFORM	TECHNOLOGY	ASSET	INDICATION	STAGE
PORT-6*	A2AR Antagonist	TT-10	A2A exp Solid Tumors	Phase 1a*
PORT-7*	A2BR Antagonist	TT-4	A2B exp Solid Tumors	Phase 1a *
PORT-8	A2AR/A2BR Antagonist	TT-53	Solid Tumors	Preclinical
PORT-9	Gut-restricted A2BR Antagonist	TT-3	Colorectal, GI tumors	Preclinical

* PORT-6/7 has been paused

1

portage

(Modified)

iNKT Engager Platform

PLATFORM	TECHNOLOGY	ASSET	INDICATION	STAGE
PORT-2 *	iNKT Engagers Liposomal Formulations	IMM60	Melanoma	Phase 1*
PORT-2*	iNKT Engagers Liposomal Formulations	IMM60+ Keytruda®	NSCLC	Phase 1*
PORT-2*	iNKT Engagers Liposomal Formulations	IMM60+Cell Therapy	Solid Tumors	Preclinical
PORT-3	iNKT Engagers Nanoparticle Co-Formulations	(IMM60/NY-ESO-1) + Keytruda®	NY-ESO-1 Postive Tumors	Phase 1

Other Investee Programs: nanolipogels (PORT-4), antibody delivered virus -like particle (PORT-5)

PLATFORM	TECHNOLOGY	ASSET	INDICATION	STAGE
PORT-4	Nanolipogel Co-Formulations (NGLs)	SAUG 1 (PD1 + VEGF TKI)	Solid Tumors	Pre-clinical
PORT-4	Nanolipogel Co-Formulations (NGLs)	SAUG2 (PD1 + CTLA4)	Solid Tumors	Pre-clinical
PORT-5	VLP-STING	STIM1 + approved agent	Solid Tumors	Pre-clinical

* PORT-2 has been discontinueded

2

portage

Our Programs and Technology – Recent Developments

After a review of our future funding needs for clinical development of our programs as well as the current capital raising market for biotechnology companies, we made the decision to discontinue our iNKT sponsored trial (the investigator sponsored trial of PORT-3 is ongoing without financial support from the us) and pause further accrual in our sponsored adenosine program. We are exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action. Below is a discussion of our clinical programs and the status of such programs prior to our decision to discontinue our iNKT program and pause further accrual to our sponsored studies.

Adenosine Receptor Antagonist Platform

A critical mechanism of cancer immune evasion is the generation of high levels of immunosuppressive adenosine within the tumor microenvironment (“TME”). Research suggests that the TME has significantly elevated concentrations of extracellular adenosine. Engagement with adenosine receptors type 2A (“A2A”) and type 2B (“A2B”) triggers a dampening effect on the immune response, suppressing effector cell function and stabilizing immunosuppressive regulatory cells. Over-expression of the A2A and A2B receptors leads to a poor prognosis in multiple cancers, including prostate cancer, colorectal cancer and lung adenocarcinoma, driven by a reduced ability to generate an immune response against the tumor.

These findings have made A2A and A2B high-priority targets for immunotherapeutic intervention. Before pausing, we were advancing four adenosine antagonists that we believe to be first-in-class, which together represent a broad suite of adenosine-targeting approaches and were expected to enable a comprehensive exploration of how targeting the adenosine pathway could potentially improve response in multiple cancer and non-cancer indications. By modulating the adenosine pathway in four different ways, we expected to determine the optimal approach to maximize the impact of the mechanism of action on different tumors.

We have designed the ADPORT-601 clinical trial to evaluate the activity and safety of PORT-6 and PORT-7 alone and in combination. If we resume accrual, we would expect this trial to adapt over time and also include safety cohorts for these two agents with other immune activating agents including others from our internal pipeline. Depending on the data, it can be expanded to evaluate either agent as monotherapy or a randomized comparison of either agent plus standard of care versus standard of care alone.

PORT-6 (TT-10)

PORT-6 is an A2A antagonist being studied for the treatment of A2A expressing solid tumors. We believe PORT-6 is more potent, more durable and more selective than other clinical stage A2A agents.

Prior to pausing patient enrollment in the clinical study, the ADPORT-601 Phase 1a trial for PORT-6 dosed its first patient in June 2023. We have fully enrolled and completed the first two dose escalation cohorts. In the third cohort, one patient experienced a serious adverse event (blurry vision and stroke) that the investigator initially determined could possibly be related to PORT-6. With further follow-up, this event was classified as unrelated to treatment. There are two patients who continue on the study for more than six months with prolonged stable disease. The plan is to accrue one more patient to replace a patient who dropped out due to an unrelated adverse event prior to DLT assessment. We originally activated eight sites in the U.S. to complete the Phase 1, and are currently keeping four active while we evaluate strategic alternatives.

PORT-7 (TT-4)

PORT-7 is an A2B antagonist for the treatment of solid tumors. PORT-7 has a very selective profile that focuses on A2B. PORT-7 is in Phase 1a from an IND perspective, though we have not commenced dosing patients.

PORT-8 (TT-53)

PORT-8 is a dual inhibitor of adenosine receptors 2A and 2B (A2A/A2B) to address solid tumors.

PORT-9 (TT-3)

PORT-9 is an A2B antagonist designed to treat colorectal and gastrointestinal cancers. The PORT-9 program is a pre-clinical stage program.

In connection with the adenosine program, we will focus on solid tumor types with high adenosine expression of receptors A2A and A2B and enrich for patients that have high adenosine expression and therefore have potential to benefit most from treatment.

Other Pipeline and Investee Programs

Prior to our decision to discontinue our iNKT program and pause further development of our adenosine program, we were focused on delivering clinical data with the adenosine program described above and prioritizing the allocation of financial resources to that program. Developmental work continued on some of the other developmental assets, through collaborations such as that with the U.S. National Cancer Institute (“NCI”) and other academic groups, as further described below. These developmental assets may be re-evaluated at a future point depending on market conditions, ongoing data, funding priorities and status.

Invariant Natural Killer T-cells (iNKT cells) Platform

iNKT cells play an important role in anti-tumor immune responses and are a distinct class of T lymphocyte displaying a limited diversity of T-cell receptors. They recognize lipid antigens on the surface of tumor cells and produce large amounts of cytokines within hours of stimulation without the need for clonal expansion. Furthermore, iNKT cells activate multiple immune system components, including dendritic cells (“DC”), T-cells and B-cells and stimulate an antigen-specific expansion of these cells. Our operating subsidiary, iOx Therapeutics Ltd. (“iOx”), holds an exclusive license (with the right to sub-license) from the Ludwig Institute for Cancer Research (the “Ludwig Institute”) to use, research, develop and commercialize iNKT cell engagers, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

PORT-2 (IMM60)

PORT-2 is an iNKT cell engager formulated in a liposome with a six-member carbon head structure that has been shown to activate both human and murine iNKT cells, resulting in DC maturation and the priming of Ag-specific T and B cells.

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

In August 2021, we dosed the first patient in the IMP-MEL PORT-2 clinical trial, a Phase 1/2 dose escalation and randomized expansion trial. Prior to discontinuing the PORT-2 trial, it was expected to enroll up to 88 patients with melanoma or non-small cell lung carcinoma (“NSCLC”) in order to evaluate safety and efficacy. In November 2022, we announced that we had entered into a clinical trial collaboration with Merck to evaluate PORT-2 in combination with pembrolizumab for patients with NSCLC. Under the terms of the collaboration, Merck supplied pembrolizumab for our Phase 1/2 trial of PORT-2 in patients with NSCLC and melanoma. The trial was closed in June 2024. The Merck collaboration terminated in December 2023.

Preliminary Phase 1 data from the IMP-MEL PORT-2 clinical trial, presented at the Society for Immunotherapy of Cancer in November 2023, suggests PORT-2 was well tolerated when administered as a monotherapy, with no related severe or serious adverse events. All possibly related adverse events were mild to moderate and did not limit dosing. Given the favorable safety profile observed in the clinical trials to date, the clinical protocol for the IMP-MEL PORT-2 clinical trial was amended to include a higher Phase 1 dose level as our near-term focus is defining the recommended Phase 2 dose. Prior to our decision to discontinue further development of our iNKT platform, the combination safety cohort with pembrolizumab was being conducted in parallel with the ongoing high dose monotherapy cohort. As of November 2023, two patients had received the combination with pembrolizumab, and no related severe or serious adverse events were reported. The adverse event profile was consistent with pembrolizumab. Previously reported biomarker data confirmed the mechanism of action (i.e., both activation of the innate and adaptive arms of the immune system). The following figure illustrates the different lesion responses. Although these are preliminary results, several lesions showed shrinkage, and the responses in liver metastases were encouraging.

Single agent activity observed in select target lesions

Best Change from Baseline by Individual Target Lesion
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
-100.0%
IMM60 monotherapy
IMM60 + pembrolizumab
Lymph Node IM-01-10008
Lymph Node IM-01-10002
Lymph Node IM-01-10008
Lung IM-01-10007
Kidney IM-01-10006
Liver IM-01-10001
Kidney IM-01-10006
Lymph Node IM-01-10002
Kidney IM-01-10003
Lymph node IM-01-10003
Lung IM-02-10003
Lymph Node IM-01-10010
Liver IM-01-10010
Lung IM-01-10001
Lymph Node IM-01-10002
Lung IM-01-10010
Lymph Node IM-01-10010
Lymph Node IM-01-10003
Lymph node IM-01-10009
Pelvis IM-01-10003
Liver IM-01-10001
Lung IM-02-10002
Lung IM-02-10002
Lymph Node IM-01-10007
Liver IM-01-10003
Lung IM-01-10009
Liver IM-01-10009
Breast IM-01-10006
Small intestine IM-01-10006
Kidney IM-01-10006
Liver IM-01-10009

Prior to our decision to discontinue our sponsored iNKT trial, we were encouraged by the patient data set that we believe supports proof of concept for using an iNKT engager in cancer treatment. Preliminary Phase 1 data suggests that PORT-2 has a favorable safety and tolerability profile as a monotherapy at all doses tested to date (as noted above), has demonstrated evidence of single agent activity, and biomarkers confirm mechanistic potential of PORT-2 to activate both the adaptive and innate immune systems.

The clinical trial agreement has been transferred from the University of Oxford to us through our iOx subsidiary and the trial was converted to a program sponsored by iOx.

Prior to our decision to discontinue the iNKT trial, the protocol was being amended, given the safety data shown at the highest planned doses, to escalate patient dosing to include one additional higher dose to identify the recommended Phase 2 dose. We are exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action.

PORT-3 (IMM65)

PORT-3 is a poly(lactide-co-glycolide) (“PLGA”)-nanoparticle formulation of PORT-2 (IMM60) combined with a NY-ESO-1 peptide vaccine. Biodegradable PLGA-nanoparticles function as a delivery platform for immunomodulators and tumor antigens to induce a specific anti-tumor immune response. PLGA has minimal (systemic) toxicity and is used in various drug-carrying platforms as an encapsulating agent. Furthermore, co-formulating an iNKT engager with a peptide vaccine in a particle has shown to be approximately five times more potent in killing cancer cells and generating an antigen-specific CD8 T-cell response than giving the two agents individually.

NY-ESO-1 is a cancer-testis antigen expressed during embryogenesis and in the testis, an immune privileged site. Furthermore, NY-ESO-1 expression is observed in several advanced cancers: Lung (2-32%), melanoma (40%), bladder (32-35%), prostate (38%), ovarian (30%), esophageal (24-33%), and gastric cancers (8-12%). Clinical trials have shown the safety and tolerability of Good Manufacturing Practices-grade NY-ESO-1 peptides in patients with cancer.

PORT-3 is being evaluated as part of an investigator sponsored study without funding from us. The first patient was dosed in 2021 and patients continue to enroll in the PRECIOUS Phase 1 trial of PORT-3 in patients with solid tumors. The Phase 1 portion of the trial is expected to enroll 15 patients. The trial was having difficulty identifying tumors that expressed NY-ESO-1, so the trial protocol was amended to include all solid tumors regardless of expression to facilitate assessment of safety. This platform is designed to demonstrate proof of concept. The combination of NY-ESO-1 and IMM-60 is being evaluated to determine its ability to prime and boost an anti-tumor immune response. Our patent position extends to other known tumor antigens, and, if we resume further development of our iNKT platform, we are prepared to rapidly launch other assets into the clinic if we see strong activity of this formulation. Preliminary safety data for repeat dosing of PORT-3 in the PRECIOUS Phase 1 trial shows a favorable safety profile. The investigators with who we work with have continued to explore next generation targeted nanoparticles.

PORT-4, Nanolipogel (“NLG”) co-formulation Platform

Scientists are interested in novel ways to deliver multiple signals to the immune system in order to better activate an anti-tumor response.  We have been impressed with a platform from Yale University that allows different types of agents to be packaged together and will concentrate them in tumors.  We have licensed the platform for delivery of DNA aptamers and certain aptamer-small molecule-based combination products. In order to have multiple proprietary agents with known mechanisms of action, we have licensed rights to create DNA aptamers for immune-oncology targets and the first one developed is a proprietary PD1 aptamer, which has been placed in the NLG formulation.  Early testing has shown the formulation properly modulates PD1 signaling in vitro similar to a PD1 antibody I.  In non-clinical, in vivo experiments, the NLG-PD1 performed favorably compared to a mouse PD1 antibody.  The current level of funding is expected to support exploration of multiple PD1 based co-formulations with small molecules and other DNA aptamers. We have conducted further research with the technology licensed from Yale University to co-deliver a PD1 blocking signal with a small molecule vascular endothelial growth factor inhibitor.

As of March 31, 2024, we owned approximately 70% of the outstanding shares of Saugatuck Therapeutics, Ltd., the subsidiary on which the PORT-4 platform is managed.

PORT-5, STING Agonist Platform

Proprietary immune priming and boosting technology (using a STING agonist delivered in a virus-like particle) has shown proof of concept in animal models.  This platform was developed to offer multiple ways to target immune stimulation towards the cancer, as well as to co-deliver multiple signals in a single product.  The PORT-5 STING platform’s advantage over chemical intratumoral approaches was potent immune priming and boosting pathway within a virus-like particle to enable convenient systemic administration and traffic to the correct targets. This technology would target dendritic cells, which is differentiated from other chemical STING approaches.  To that end, Stimunity S.A. (“Stimunity”) received grant funding to study this technology with any COVID-19 vaccine to evaluate if it is possible to boost the immune response for immunocompromised or elderly patients. During April 2022, the American Association for Cancer Research showcased PORT-5 preclinical data at a late-breaking session that shows that one or more targeted immunotherapy agents could be packaged within a virus-like particle to increase potency, while enabling a selective immune activation. Stimunity was unable to raise any outside funding, and activities were scaled back due to our own liquidity issues.

In December 2023, we completed a transfer of our equity in Stimunity and the Stimunity Convertible Note to iOx. In connection with that transfer, the Stimunity Convertible Note was converted into 1,768 Class A shares of Stimunity.

As of March 31, 2024, we owned approximately 48.9% of the outstanding shares of Stimunity, the subsidiary on which the PORT-5 platform is managed. We have made the decision not to further fund Stimunity’s operations and wrote-down the remaining balance of our investment of $1.0 million to nil as of March 31, 2024.

Early-Stage Research and Development Collaborations

We have also been interested in evaluating and testing new antibody targets in the suppressive tumor microenvironment with the goal to down regulate or remove MDSC, TAMs, Tregs and other signals that impede the immune response from clearing cancer cells.

•	We continue to collaborate with Dr. Robert Negrin and his team at Stanford University in an investigator sponsored trial (“IST”) study to evaluate the use of PORT-2 with iNKT cell therapies in animals. This work was intended to evaluate if an engager co-administered with expanded or transformed iNKT cells can further activate the transplanted and endogenous cells inside the patient. The Stanford collaboration was also expected to study the impact iNKT engagers have on driving an adaptive immune response and correcting the suppressive tumor microenvironment. This IST remains operational as of the date of this report.

•	We entered into a Cooperative Research and Development Agreement (“CRADA”) with the NCI. We and NCI planned to advance preclinical and potential clinical development of STING agonists and anti-RAGE agents for cancer vaccines. After the acquisition of Tarus Therapeutics, LLC (“Tarus”), we amended the CRADA to include exploration of the different adenosine compounds. We did not extend the CRADA beyond its current term and made a termination payment of $62,500 in June 2024 as required under the contract.

•	We have a collaboration with Dr. Carmela de Santos at University of Birmingham for the use of iNKT agents to treat sarcomas. Dr. de Santos has tested PORT-2 in human sarcoma cell lines and has grant funding to test it in animal models.

•	We have a collaboration to study the use of adenosine 2A and adenosine 2B agents in mesothelioma with Drs. Luciano Mutti from Sbarro Institute for Cancer Research and Molecular Medicine, Department of Biology, College of Science and Technology, Temple University and Dr. Steven Gray of St. James Hospital in Dublin.

•	There are other collaborations with experts in the products areas for which we provide access to our compounds and collaborates on studies.

Our Business Model

We are a development organization that is structured to facilitate flexibility in financing and ease of partnering, licensing, and merger/acquisition of individual assets and or technology platforms.  The intellectual property (“IP”) for each platform is held in separate private entities.  Our employees and consultants work across the pipeline of assets and we believe that this can (i) enhance operational efficiency, (ii) maintain an optimal cost structure, (iii) attract leading collaborators, and (iv) promote asset flexibility, as further described below. If we were to resume enrollment in our clinical programs, we believe our experience and approach would continue to leverage the operating and cost structures that are further described below.

•	Enhance operational efficiency: We allocate resources while empowering managers to make program-level decisions in order to increase productivity and speed. We believe this model enables a flexible organizational structure that can achieve scale through the addition of programs without increasing burdensome bureaucracy or redundant infrastructure.

•	Maintain an optimal cost structure: We have a relatively small number of employees and have partnered with a number of service providers to leverage their infrastructure and expertise as needed instead of embarking on capital-intensive lab, manufacturing, and equipment expenditures. By reducing overhead costs, we believe we can increase the likelihood that we can generate a return on invested capital.

•	Attract leading collaborators and licensors: Our pipeline is comprised of therapies we believe will be first-in-class therapies for a variety of cancers sourced via our industry contacts and relationships (including academia and pharmaceutical industry executives). On preclinical programs/technology, we initially established development structures enabling us to keep licensors economically incentivized at the program level. We believe that our experienced drug development leadership team and approach to resource allocation differentiate us from other potential licensees.

•	Leverage the commoditized checkpoint marketplace and explore the potential to further enhance long-term clinical benefits for patients with cancer and also expand the eligible population to include those who do not currently receive anti-PD-1 therapy: Presently there are multiple approved checkpoint therapeutics that lack differentiation, resulting in a competitive market dynamic, which will favor combination therapy. There remains opportunity for potential expansion in the PD-1 market with our adenosine antagonists. Studies show that 70-80% of patients do not respond or have a limited response to existing monotherapies, such as PD-1 checkpoint inhibitors. We see potential for our unique approach of using adenosine antagonists to initiate an immune response in tumors that have become refractory to checkpoint therapy or to increase the number of front-line patients achieving more durable responses. Combinations can improve this but often come at the cost of significant additional toxicity. The market is saturated with at least 14 approved PD-1 antibodies, and every major pharmaceutical company competes in this space. Extending the use of PD-1 antibodies could still provide a significant potential upside for companies competing for market share.

•	Promote asset flexibility: Our structure is designed to maximize flexibility and cost efficiency. This allows us to efficiently pursue various subsidiary-level transactions, such as stock or asset sales, licensing transactions, strategic partnerships and/or co-development arrangements. It also provides us with the flexibility to terminate programs with minimal costs if results do not meet our de-risking criteria for advancement.

We are a BVI business company incorporated under the BVI Business Companies Act (Revised Edition 2020, as amended) with our registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110. Our U.S. agent, Portage Development Services Inc., is located at 59 Wilton Road, Westport, CT 06880.

We currently are a foreign private issuer under SEC rules. We are also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Our ordinary shares were listed on the CSE under the symbol “PBT.U”. On February 25, 2021, our ordinary shares began trading on the Nasdaq Capital Market under the symbol “PRTG”. As the principal market for our ordinary shares is Nasdaq, we voluntarily delisted from the CSE on April 23, 2021.

Competition

We compete in a global marketplace.

Like all companies operating in the pharmaceutical or biotherapeutic development sector, we have faced competition from well-established large pharmaceutical companies as well as innovative new entrants.  Due to the prevalence of cancer, there are companies that are focusing their efforts in this space. Some of the smaller entrants in this space with which we may compete over time include Cullinan Oncology, Inc., which develops therapeutics geared toward improving the standard of care for those living with cancer; PureTech Health, which develops medicines for diseases including intractable cancers and lymphatic and GI diseases; and immunotherapy companies such as Black Diamond Therapeutics, Repare Therapeutics, Nuvation Bio, Shattuck Labs, Arcus Biosciences, Syndax Pharmaceuticals Inc. and iTeos Therapeutics S.A.

Nevertheless, we believe our strategic approach is sufficiently differentiated in that we have focused on multiple aspects of resistance to current immunotherapies based on the experience of our management at BMS developing Opdivo and Yervoy. We believe one of our strengths beyond the experience of our management and directors is our ability to understand what technology is potentially attractive to major pharmaceutical companies. We believe our prior collaborations within the research facilities of leading, world class universities and institutes, such as the Department of Investigative Medicine at University of Oxford, Stanford University, The National Cancer Institute, the Institut Curie, the Institut National de la Santé et de la Recherche Médicale, Yale University, Radboud University, and the Ludwig Institute, among others, allow us access to potentially innovative technologies.

(C) ORGANIZATIONAL STRUCTURE

We currently have four diverse oncology technology platforms, the product candidates of which have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles.

Our significant subsidiaries include:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. In September 2021, we, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, we, through SalvaRx, increased our ownership of iOx from 60.49% to 78.32%. On July 18, 2022, we purchased the remaining non-controlling interest of iOx. Our 44% interest in Stimunity was transferred from Portage to iOx in December 2023 and was increased to 48.9% upon the conversion of the convertible note to equity;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands. “Saugatuck and subsidiary” refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a wholly-owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware; and

(g)	Tarus, a wholly-owned subsidiary of Portage incorporated in Delaware.

(D) PROPERTY, PLANT AND EQUIPMENT

We currently do not have any material tangible fixed assets or leased properties.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)	OPERATING RESULTS (All Amounts in 000’$)

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements and notes thereto for the fiscal year ended March 31, 2024, contained elsewhere in this Annual Report.

Years ended March 31,	2024	2023	2022
	in 000’$	in 000’$	in 000’$
Operating expenses	(18,199)	(16,575)	(15,588)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	11,305	2,711	-
Loss on Registered Direct Offering	(2,432)	-	-
Offering costs	(662)	-	-
Change in fair value of warrant liability	6,868	33	852
Impairment loss - iOx IPR&D	(57,890)	(59,320)	-
Impairment loss - Tarus IPR&D	(23,615)	(4,585)	-
Impairment loss - Goodwill	-	(43,862)	-
Impairment loss - Stimunity	(1,002)	(818)	-
Impairment loss - Saugatuck	(178)	-	-
Commitment fee under Committed Purchase Agreement	(839)	-	-
Share of loss in associate accounted for using equity method	(233)	(260)	(62)
Gain on dissolution of investment in associate	27	-	-
Gain from sale of investment in public company	725	-	-
Foreign exchange transaction gain (loss)	7	(53)	24
Depreciation expense	(54)	(1)	-
Interest income (expense), net	242	208	(43)
Loss before provision for income taxes	(85,930)	(122,522)	(14,817)
Income tax benefit (expense)	10,548	17,856	(4,352)
Net loss	(75,382)	(104,666)	(19,169)
Other comprehensive income (loss)
Net unrealized loss on investments	(38)	(5,283)	-
Total comprehensive loss for year	$(75,420)	$(109,949)	$(19,169)

Comprehensive loss attributable to:
Owners of the Company	$(75,377)	$(109,894)	$(16,870)
Non-controlling interest	(43)	(55)	(2,299)
Total comprehensive loss for year	$(75,420)	$(109,949)	$(19,169)

Overview

Due to our future funding needs for clinical development of our programs as well as the current capital raising market for biotechnology companies, we made the decision to discontinue our sponsored iNKT trial and pause further accrual to our sponsored adenosine program for PORT-6 and PORT-7. We are exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action. The following discussion reflects our operations if we were to resume enrollment in our programs.

We are a clinical stage immune-oncology company advancing treatments we believe will be first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers.

Our access to next-generation technologies provides the capability to identify and understand biological mechanism, clinical therapies and product development strategies that could accelerate these treatments through the translational pipeline.

We source and develop early- to mid-stage treatments that we believe will be first-in-class therapies for a variety of cancers, by funding, implementing viable, cost-effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans. Our drug development pipeline portfolio encompasses product candidates or technologies based on biology addressing known resistance pathways/mechanisms of current checkpoint inhibitors with established scientific rationales.

The Portage Approach

Our mission has been to advance and grow a portfolio of innovative, early-stage oncology assets based on the latest scientific breakthroughs focused on overcoming immune resistance and expanding the addressable patient population. Given these foundations, we have managed capital allocation and risk as much as we have overseen drug development. By focusing our efforts on translational medicine and pipeline diversification, we sought to mitigate overall exposure to many of the inherent risks of drug development.

Our approach has been guided by the following core elements:

•	Portfolio diversification to mitigate risk and maximize optionality;

•	Capital allocation based on risk-adjusted potential, including staged funding to pre-specified scientific and clinical results;

•	Virtual infrastructure and key external relationships to maintain a lean operating base;

•	Internal development capabilities complemented by external business development;

•	Rigorous asset selection for broad targets with disciplined ongoing evaluation;

•	Focus on translational medicine and therapeutic candidates with single agent activity;

•	Conduct randomized trials early and test non-overlapping mechanisms of action; and

•	Improve potential outcomes for patients with invasive cancers.

We have executed such approach through our internal core team and our network of experts, contract labs and academic partners.

We believe that we are not subject to the regulation of the 40 Act, based on the definition of “investment company” and the compositions of our assets. Additionally, as we primarily operate within the biomedical industry as a R&D business, we believe that we are also able to take advantage of the non-exclusive safe harbor of Rule 3a-8 promulgated under the 40 Act so as not to be characterized as an investment company. We have adopted a capital preservation policy referenced in that rule.

Results of Operations for Fiscal 2024 Compared to Fiscal 2023

We incurred a net loss of approximately $75.4 million during Fiscal 2024, which includes approximately $60.6 million of net non-cash expenses, compared to a net loss of approximately $104.7 million during Fiscal 2023, a decrease in net loss of $29.3 million, year-over-year.

The components of the change in net loss and total comprehensive loss are:

•	A non-cash gain totaling $11.3 million comprised of the change (decrease) in the fair value of the deferred obligation - iOx milestone of $4.1 million, and the change (decrease) in the fair value of the deferred purchase price payable to the former Tarus shareholders of $7.2 million. This is attributable to the full impairment of the related iOx IPR&D and Tarus IPR&D.

•	A $2.4 million loss from our equity financing in October 2023 representing the excess of the fair value of certain warrants over the net proceeds, $0.7 million of offering costs and a $6.9 million non-cash gain from the change in the fair value of certain warrants accounted for as liabilities issued in connection with such equity offering in October 2023.

•	A non-cash loss on impairment of $57.9 million with respect to the iOx in-process research and development (“IPR&D”) (PORT-2 platform), based on our IAS 36 fair value analysis triggered by our decision to pause those trials and our decision to explore strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action. This represents a full impairment of the iOx IPR&D.

•	A non-cash loss on impairment of $23.6 million with respect to the Tarus IPR&D. This represents a full impairment of the Tarus IPR&D.

•	A non-cash impairment loss of $1.0 million with respect of our investment in Stimunity, based upon our IAS 36 analysis predicated on the inability of Stimunity to raise financing and our decision not to finance future operations.

•	A $0.8 million commitment fee expense related to the decision not to utilize the Committed Purchase Agreement.

•	A $0.7 million gain recognized on the sale of Intensity shares during Fiscal 2024. There was no such sale in Fiscal 2023.

•	Operating expenses, which include R&D and general and administrative (“G&A”) expenses, were $18.2 million in Fiscal 2024, compared to $16.6 million in Fiscal 2023, an increase of $1.6 million, which is discussed more fully below.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $10.5 million in Fiscal 2024, compared to a non-cash net deferred income tax benefit of $17.9 million in Fiscal 2023, a year-over-year change of $7.4 million reflecting the reduction of deferred tax liability due to the full impairment of the IPR&D for iOx, partially offset by the derecognition of losses previously recognized. Fiscal 2023 reflected the recognition of current tax losses, the change (benefit) in exchange rates on the liability settleable in British pound sterling and the change (benefit) on the change in deferred income tax rates in the U.K.

Total comprehensive loss in Fiscal 2024 was $75.4 million, compared to $109.9 million in Fiscal 2023, a decrease in total comprehensive loss of $34.5 million. The primary difference between net loss and total comprehensive loss in Fiscal 2024 was substantially due to the recognition of the net change in fair value of an investment of $0.038 million originally in OCI in Fiscal 2024.

Results of Operations for Fiscal 2023 Compared to Fiscal 2022

We generated a net loss of approximately $104.7 million and other comprehensive loss of approximately $109.9 million during Fiscal 2023, which include approximately $88.0 million of non-cash expenses, net, compared to a net loss and comprehensive loss of approximately $19.2 million during Fiscal 2022, an increase in net loss of $85.5 million and an increase in other comprehensive loss of $90.7 million, year-over-year.

The components of the change in net loss and other comprehensive loss are as follows:

•	Operating expenses, which include R&D and G&A expenses, were $16.6 million in Fiscal 2023, compared to $15.6 million in Fiscal 2022, an increase of $1.0 million, which is discussed more fully below.

•	Our other items of income and expense were substantially non-cash in nature and aggregated approximately $105.9 million net loss in Fiscal 2023, compared to approximately $0.8 million net income in Fiscal 2022, a change in other items of income and expense of approximately $106.7 million, year-over-year. The primary reason for the year-over-year difference in other items of income and expense was non-cash impairment adjustments relating to the carrying value of IPR&D for iOx and Tarus of $59.320 million and $4.585 million, respectively, the impairment of goodwill totaling $43.862 million, and the loss on impairment relating to our investment in Stimunity and the Stimunity Convertible Note of $0.607 million and $0.211 million, respectively. The impairment analysis was undertaken as a result of indications of impairment from the overall life sciences market and our market capitalization. We considered a number of factors relating to the fair value analysis of the assets at March 31, 2023, including the cost of capital, discount rates, and the impact of timing delays of obtaining data. These losses were slightly offset by non-cash gains from the change (decrease) in fair value of the deferred purchase price payable to the former Tarus shareholders and the deferred obligation – iOx milestone totaling $2.711 million and net interest income from investments in short-term investments in Fiscal 2023.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $17.9 million in Fiscal 2023, compared to a net deferred income tax expense of $4.4 million in Fiscal 2022. Fiscal 2023 includes $11.3 million to recognize the deferred tax effect of loss on impairment recognized with respect to the iOx IPR&D, $0.7 million related to other current year losses, $3.8 million to reflect the change related to the future U.K. tax rates and $2.1 million to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling. Fiscal 2022 reflected recoverable R&D tax credits generated in the U.K., partially offset by the foreign currency effect on deferred tax liability balance settleable in British pound sterling.

•	In March 31, 2023, we performed a fair value analysis on its investment in Intensity, and determined a fair value of $2.087 million, which was $5.322 million less than the then-carrying value. Accordingly, we recognized an unrealized loss in value in Intensity of $5.322 million through other comprehensive income (loss) in Fiscal 2023, which was partially offset by an unrealized gain on the change in fair value of the Stimunity Convertible Note (as defined below) of $0.039 million recognized through other comprehensive income (loss). We sold our investment in Intensity in Fiscal 2024, and accordingly, a gain from the sale was recognized in Fiscal 2024.

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

Operating Expenses

Total operating expenses (in 000’$) for the last three completed fiscal years are as follows:

Years ended March 31,	2024	2023	2022

Research and development	$12,535	$8,674	$6,769
General and administrative expenses	5,664	7,901	8,819
Total operating expenses	$18,199	$16,575	$15,588

Research and Development Costs

Fiscal 2024

R&D costs increased by approximately $3.8 million, or approximately 44%, from approximately $8.7 million in Fiscal 2023, to approximately $12.5 million in Fiscal 2024. The increase was primarily attributable to clinical trial costs (principally CRO-related), which increased by approximately $2.5 million, from $2.7 million in Fiscal 2023 to $5.2 million in Fiscal 2024, as activities ramped up throughout the period until we made the decision to pause enrollment in our sponsored clinical trials in the third and fourth quarters of Fiscal 2024. Manufacturing-related costs increased by $1.0 million from $0.8 million in Fiscal 2023, compared to $1.8 million in Fiscal 2024, related to the iNKT and adenosine clinical trials. Payroll-related expenses decreased by $0.3 million from $1.9 million in Fiscal 2023 to $1.6 million in Fiscal 2024; the increases in salaries effective January 2023 were more than offset by the fact that no annual bonuses were incurred in Fiscal 2024. R&D non-cash share-based compensation expense decreased by $0.8 million, from $2.2 million in Fiscal 2023, compared to $1.4 million in Fiscal 2024. This decrease was due to the continued vesting of options granted in prior years, as well as recent grants having a lower grant date fair value. Additionally, in Fiscal 2024, we incurred a milestone payment of $0.5 million for dosing our first adenosine patients, an increase in consulting fees of approximately $0.4 million from $0.4 million in Fiscal 2023 to $0.8 million in Fiscal 2024 to reflect the increase in activity year-over-year, and, finally, $0.5 million in fees paid with respect to the transition of the iNKT study prior to discontinuing the study in Fiscal 2024.

Fiscal 2023

R&D costs increased by approximately $1.9 million, or approximately 28%, from approximately $6.8 million in Fiscal 2022, to approximately $8.7 million in Fiscal 2023. The increase was primarily attributable to the start-up and manufacturing costs associated with the adenosine assets (PORT-6 and PORT-7) acquired in the Tarus acquisition of $1.1 million and the clinical trial costs of $2.4 million associated with the iNKT clinical trial for PORT-2. There were no such costs incurred in Fiscal 2022. Additionally, we incurred costs of $0.2 million associated with the NCI trial for clinical development of STING agonists and anti-RAGE agents for cancer vaccines in Fiscal 2023, an increase of $0.3 million in other R&D costs relating to services and storage and an increase of $0.3 million in payroll-related expenses. These increases were partially offset by a reduction in non-cash share-based compensation expense of $2.4 million with respect to stock options to purchase ordinary shares granted to employees, which was attributable to (a) the vesting over time of a portion of prior year grants; and (b) the decrease in the fair value of grants of stock options made in Fiscal 2023, as well as the timing of the grants.

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

General and Administrative Expenses

Fiscal 2024

G&A expenses decreased by approximately $2.2 million, or approximately 28%, from approximately $7.9 million in Fiscal 2023, to approximately $5.7 million in Fiscal 2024. Professional fees decreased by $0.7 million, to $2.3 million in Fiscal 2024, compared to $3.0 million in Fiscal 2023, primarily attributable to legal fees associated with the Tarus acquisition and other regulatory filings in Fiscal 2023. Additionally, G&A non-cash share-based compensation expense decreased by $0.8 million, from $2.0 million in Fiscal 2023 to $1.2 million in Fiscal 2024. This decrease of $0.8 million in G&A non-cash share-based compensation expense was attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants. Insurance expense decreased by $0.5 million from $1.2 million in Fiscal 2023 to $0.7 million in Fiscal 2024, due to the decrease in the D&O premium year-over-year resulting from changes in the insurance markets. Directors’ fees decreased by $0.1 million in Fiscal 2024, compared to Fiscal 2023 as certain directors waived their fees in the quarter ended March 31, 2024. Finally, payroll-related expenses decreased by $0.1 million from $1.0 million in Fiscal 2023 to $0.9 million in Fiscal 2024; the increase in annual salaries effectuated in January 2023 was slightly more than offset by the fact that there were no annual bonuses incurred in Fiscal 2024.

Fiscal 2023

G&A expenses decreased by approximately $0.9 million, or approximately 10%, from approximately $8.8 million in Fiscal 2022, to approximately $7.9 million in Fiscal 2023. Professional fees increased by $1.3 million, of which $0.8 million was attributable to legal fees associated with the Tarus acquisition and $0.3 million was attributable to audit and accounting related expenses in Fiscal 2023 associated with the updating of public filings, as well as costs associated with the Tarus acquisition review. $0.2 million of the increase was attributable to stamp fees in the U.K. related to acquiring the outstanding minority interest of iOx, our subsidiary that manages our iNKT engager platform. Additionally, payroll-related expenses increased by $0.3 million due to the adoption of a compensation program in Fiscal 2023 designed to attract and retain management; along the same lines, we incurred $0.3 million in compensation to our directors in Fiscal 2023. These increases were partially offset by a decrease in non-cash share-based compensation expense of $2.4 million attributable to the vesting of certain stock options granted in prior years and lower fair value associated with more recent grants and the decrease of $0.4 million associated with D&O insurance, which was attributable to a decrease in the D&O premium market year-over-year.

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

(B)	LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

We filed the March 2021 Registration Statement with the SEC in order to sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021. In connection with the March 2021 Registration Statement, we have filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by us of up to $200 million in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by us in an ATM offering program of up to a maximum aggregate offering price of $50 million of our ordinary shares that may be issued and sold from time to time under the Sales Agreement with Cantor Fitzgerald & Co., the sales agent;
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald;
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30 million in ordinary shares that we may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln; and
•	a prospectus supplement dated September 29, 2023 for the offer, issuance and sale by us in a registered direct public offering through H.C. Wainwright & Co., the placement agent, to an institutional and accredited investor of (i) 1,970,000 of our ordinary shares at a purchase price of $1.90 per share and (ii) Pre-Funded Warrants to purchase up to 1,187,895 of our ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant), for aggregate gross proceeds of approximately $6 million (the “2023 Equity Financing”).

The Sales Agreement permits us to sell in an ATM program up to $50 million of ordinary shares from time to time. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On June 24, 2021, we completed the sale of 1,150,000 ordinary shares, including the underwriters’ option, at a price of $23.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021.

During Fiscal 2022, we commenced an ATM program, and we sold 90,888 ordinary shares, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

During Fiscal 2023, we sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million.

During Fiscal 2024, we sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

On July 6, 2022, we entered into the Committed Purchase Agreement with Lincoln, pursuant to which we may require Lincoln to purchase our ordinary shares having an aggregate value of up to $30 million over a period of 36 months. For a summary of the terms of the Committed Purchase Agreement, please see our Form 20-F for the fiscal year ended March 31, 2023 filed with the SEC on July 31, 2023.

During Fiscal 2023, we sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

The March 2021 Registration Statement expired on February 24, 2024. In order to issue additional shares under our ATM program or the Committed Purchase Agreement in the future, we would be required to file a new registration statement, which must be declared effective by the SEC prior to use, and to file a prospectus supplement related to the ATM program or the Committed Purchase Agreement, as the case may be.

Furthermore, our ATM program and the Committed Purchase Agreement are generally limited based on, among other things, our Nasdaq trading volume. Under the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by our non-affiliates, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We are therefore limited by the Baby Shelf Rule as of the filing of this Form 20-F, until such time as our non-affiliate public float exceeds $75 million.

On March 1, 2023, we, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The agreement provides for budgeted costs totaling approximately $12.1 million.

In connection with the 2023 Equity Financing, on September 29, 2023, we entered into the Purchase Agreement with an institutional and accredited investor in connection with the Registered Direct Offering and the concurrent private placement. The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, we sold (i) 1,970,000 of our ordinary shares, at a purchase price of $1.90 per share and (ii) Pre-Funded Warrants to purchase up to 1,187,895 Pre-Funded Warrant Shares. All Pre-Funded Warrants, which were immediately exercisable for one ordinary share at an exercise price of $0.001 per share, were exercised in full on May 29, 2024.

In the Private Placement, we issued to such institutional and accredited investor unregistered Series A Warrants to purchase up to 3,157,895 ordinary shares, unregistered Series B Warrants to purchase up to 3,157,895 ordinary shares, and unregistered Series C Warrants to purchase up to 3,157,895 ordinary shares, together exercisable for an aggregate of up to 9,473,685 Private Warrant Shares. Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to us from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

Pursuant to an engagement letter, dated as of August 26, 2023, between us and H.C. Wainwright & Co., LLC (the “Placement Agent”), we paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. We also agreed to pay the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, we agreed to issue to the Placement Agent, or its designees, Placement Agent Warrants to purchase up to 157,895 ordinary shares, which represents 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per ordinary share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings.

Going Concern

The accompanying consolidated financial statements for the year ended March 31, 2024 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying consolidated financial statements for the year ended March 31, 2024 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of March 31, 2024, we had cash and cash equivalents of approximately $5.0 million and total current liabilities of approximately $2.9 million. For the year ended March 31, 2024, we are reporting a net loss of approximately $75.4 million (which include approximately $60.6 million of non-cash expenses, net of non-cash income), and cash used in operating activities of approximately $14.3 million. As of July 31, 2024, we had approximately $3.1 million of cash and cash equivalents on hand.

Due to our future funding needs for clinical development of our programs as well as the current capital raising market for biotechnology companies, we made the decision to discontinue our sponsored iNKT trial and pause further accrual to our adenosine program. We are exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action.

There can be no assurance that our evaluation of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. Any potential transaction would be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with us and the availability of financing to us or third parties in a potential transaction with us on reasonable terms. The process of reviewing strategic alternatives may require us to incur additional costs and expenses. It could negatively impact our ability to attract, retain and motivate key employees, and expose us to potential litigation in connection with this process or any resulting transaction. If we are unable to effectively manage the process, our financial condition and results of operations could be adversely affected. In addition, any strategic alternative that may be pursued and completed ultimately may not deliver the anticipated benefits or enhance shareholder value. There can be no guarantee that the process of evaluating strategic alternatives will result in our company entering into or completing a potential transaction within the anticipated timing or at all. There is no set timetable for this evaluation and we do not intend to disclose developments with respect to this evaluation unless and until we determine that further disclosure is appropriate or legally required. As of July 31, 2024, we had approximately $3.1 million of cash and cash equivalents on hand, which we expect is only sufficient to cover our operating needs through December 2024. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date of the consolidated statement of financial position (March 31, 2024).

We have incurred significant operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from our conduct of research and development activities. As previously discussed, we have discontinued further development of our iNKT sponsored trial and paused further accrual to our adenosine program in order to preserve cash resources. Additionally, during the fourth quarter of Fiscal 2024, we sold our shares in Intensity on Nasdaq.

We historically have funded our operations principally from proceeds from issuances of equity and debt securities. We will require significant additional capital to make the investments we need to execute our longer-term business plan. Our ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing shareholders and any future debt securities may contain covenants that limit our operations or ability to enter into certain transactions. For additional information, see Item 3 Key Information – Risk Factors – “Risks Related to our Decision to Discontinue our iNKT Program and Pause Further Accrual in our Adenosine Program” and “We have current and future capital needs, and, if we decide to resume enrollment in our clinical trials, there are uncertainties as to our ability to raise additional funding.”

As of the date of this filing, we currently anticipate that current cash and cash equivalents, is only sufficient to cover our operating needs through December 2024. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date of the consolidated statement of financial position (March 31, 2024).

Operating Cash Flow

Fiscal 2024

During Fiscal 2024, we used cash of $14.3 million to fund operating activities, which was consistent with running both clinical programs until the decisions were made in the last half of Fiscal 2024 to discontinue and pause further accrual in the respective clinical programs.

Fiscal 2023

During Fiscal 2023, we used cash of $12.1 million to fund operating activities. Operations in Fiscal 2023 were funded by our existing cash and the ATM program and the public offerings in 2022 and 2021 and the ordinary shares issued to Lincoln under the Committed Purchase Agreement, described above under “Capital Resources.”

Fiscal 2022

During Fiscal 2022, we used cash of approximately $6.8 million to fund operating activities, which was provided by our existing cash and the ATM program and the public offering, described above.

Investing Cash Flows

Fiscal 2024

During Fiscal 2024, we generated cash of $2.8 million from investing activities, which reflected the proceeds from the sales of Intensity shares.

Fiscal 2023

During Fiscal 2023, we used cash of $0.6 million to fund investing activities.

On September 12, 2022, we funded a €600,000 convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”). The Stimunity Convertible Note provided for simple interest at 7% per annum for automatic conversion into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, we were entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%, or if Stimunity completed a financing with a new category of shares (other than common shares or Series A shares of Stimunity) for at least €5 million (the “Minimum Raise”), we had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares of Stimunity. Stimunity did not close a financing prior to the Maturity Date. In December 2023, we completed a transfer of our equity in Stimunity and the Stimunity Convertible Note to iOx. In connection with that transfer, the Stimunity Convertible Note was converted into 1,768 Class A shares of Stimunity.

On July 18, 2022, we and our wholly-owned subsidiary, SalvaRx, entered into the Share Exchange Agreement with each of the minority shareholders of iOx resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. We followed IFRS 3, “Business Combinations,” and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. We achieved control of iOx on January 8, 2019 upon the completion of our acquisition of SalvaRx. Further transactions whereby we acquire further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

•	the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary;
•	any difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to us; and
•	there is no consequential adjustment to the carrying amount of goodwill, and no gain or loss is recognized in profit or loss.

Fiscal 2022

During Fiscal 2022, the Company did not use any cash for investing activities.

Financing Cash Flows

Fiscal 2024

During Fiscal 2024, we generated $6.0 million in cash from financing activities, of which $5.3 million net proceeds related to the Registered Direct Offering and $0.7 million related to net proceeds from sales under the ATM program.

Fiscal 2023

During Fiscal 2023, we used cash of $0.1 million to fund financing activities.

During Fiscal 2023, as consideration for the Tarus acquisition, we issued to the former Tarus shareholders an aggregate of 2,425,999 of our ordinary shares, calculated on the basis of $18 million divided by the 60-day volume weighted average price per our ordinary share. The ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months. We also assumed certain liabilities totaling $3.0 million for short-term debt held by Tarus and deferred license milestones obligations, which were repaid by us in July 2022. Additionally, milestone payments of up to $32 million in cash or our ordinary shares would be triggered upon achievement of future development and sales milestones, as further described above.

In October 2022, we began selling shares pursuant to the ATM program and the Sales Agreement. Through March 31, 2023, we sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million. Separately, we sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

Fiscal 2022

During Fiscal 2022, we generated net cash from financing activities of $27.3 million.

During the three months ended June 30, 2021, we commenced an ATM program, under which it sold 90,888 ordinary shares generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions). On June 24, 2021, we completed a firm commitment underwritten public offering of 1,150,000 ordinary shares at a public offering price of $23.00 per share for gross proceeds of approximately $26.5 million and was settled on June 28, 2021. We incurred aggregate offering expenses for the public offering of approximately $1.8 million, including approximately $1.6 million of management, underwriting and selling expenses.

(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

From May 23, 2012 to date, we, through our operating subsidiaries, have been engaged in general research and development and clinical and pre-clinical studies as detailed under Item 4 (B) “Business Overview” of this Annual Report. Research and development expenses analysis and details are provided under Item 5 (A) “Operating Results” of this Annual Report. All research and development expenses are expensed as they are incurred.

iOx (iNKT) License

On July 1, 2015, iOx entered into a licensing agreement with Ludwig Institute for Cancer Research Ltd. (“LICR”), which covers certain technology, intellectual property and know-how and development with respect to iNKT cell agonists to treat human diseases. Under the terms of the licensing agreement (“LICR License”), LICR granted to iOx an exclusive worldwide license, with the right to grant sublicenses, under the Licensed Patent and Licensed Technology, each as defined in the LICR License, in each case, to develop, make, have made, use, sell, offer for sale and import Licensed Products, as defined in the LICR License, subject to certain rights retained by LICR for academic and research purposes. The LICR License provides for a royalty term of ten years after the first commercial sale, on a Licensed Product by Licensed Product, country by country basis. Upon the expiration of the applicable royalty term, the license with respect to such Licensed Product in such country will convert to a non-exclusive, fully paid-up license.

LICR is entitled to 15,000 GBP as an annual license fee on each annual anniversary of the effective date of the LICR License until royalties become duly payable and 15,000 GBP as a patent reimbursement fee until LICR has been fully reimbursed for all patent costs incurred prior to the LICR License.

Additionally, LICR is entitled to milestone payments totaling up to 20.45 million GBP based upon the first Licensed Product achieving specific clinical, regulatory and sales-based milestones. LICR is also entitled to milestone payment totaling up to 10.25 million GBP based upon a second Licensed Product achieving specific clinical, regulatory and sales-based milestones.

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

Tarus (adenosine) License

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

Under the terms of the Impetis License, Impetis is eligible to receive payments totaling up to $38 million on an Impetis Compound (as defined in the Impetis License) based upon achievement of certain clinical and commercial milestones. Milestone payments due in the amount of USD $1 million for achievement of certain regulatory milestones were paid in July 2022 and a $0.5 million milestone was paid upon dosing the first patient in September 2023.

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

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note (as defined below), deferred tax assets and liabilities, warrant liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development and warrant liabilities.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A) DIRECTORS AND SENIOR MANAGEMENT

At March 31, 2024, we had seven members on the Board of Directors – Dr. Gregory Bailey, Mr. Steven Mintz, Dr. Ian Walters, Mr. James Mellon, Ms. Linda Kozick, Mr. Mark Simon and Dr. Robert Glassman. Dr. Walters is our Chairman of the Board and Chief Executive Officer (“CEO”), Dr. Bailey is our Lead Director.

On April 25, 2024, Mr. Simon resigned from the Board and all committees thereof.

On April 26, 2024, Ms. Kozick and Dr. Glassman resigned from the Board and all committees thereof.

On April 30, 2024, the Board appointed Jean-Christophe Renondin, M.D. and Justin Stebbing, M.D., Ph.D. as directors. Both Dr. Renondin and Dr. Stebbing have been appointed to the Nominating Committee of the Board and the Audit Committee of the Board.

Biographical information of the key people in our organization is provided below.

Ian B. Walters, MD, MBA – Chairman of the Board and CEO

Ian B. Walters, M.D., M.B.A., is the Chairman of the Board and CEO of Portage Biotech Inc. Over his 26-year plus career, he has demonstrated both leadership and expertise in drug development, including the advancement of multiple cancer compounds from research stages through regulatory approval.

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

Dr. Bailey is a Member of the Compensation Committee and Nominating Committee of our Board of Directors.

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

Mr. James Mellon – Director

Jim Mellon is an entrepreneur, investor and author. He was one of the founders of Portage Biotech and is the co-author of five books, all written with a view toward identifying emerging thematic trends leading to investment opportunities. He is a founder and Executive Chair of Agronomics Limited (LSE:ANIC), an investment vehicle for cultivated meat. He has a particular interest in longevity research and is currently the co-founder and Director of anti-aging biopharma company, Juvenescence Limited. He is also a non-executive Chair of Condor Gold plc (LSE:CNR), the Executive Chair of Manx Financial Group plc (LSE:MFX), co-founder and Director of Bradda Head Lithium Limited (LSE:BHL.L), and the non-executive Chairman of the Board of SalvaRx Group plc. He is also the co-founder and Chair of Regent Pacific Group Limited (XHKG:575).

Mr. Mellon is the Chair of the Compensation Committee of our Board of Directors.

Mr. Mellon holds a Master’s Degree in Philosophy, Politics and Economics from Oxford University.

Jean-Christophe Renondin, MD – Director

Dr. Jean-Christophe is an accomplished and seasoned healthcare investor with more than 20 years of experience in financing and investing in healthcare asset globally.

Dr. Renondin is currently Managing Partner at Vesalius Biocapital IV, a well-established European life-sciences venture capital firm. Previously, he was Senior Healthcare Manager at the Sovereign Fund of Oman since 2015, the Oman Investment Authority, (OIA), in charge of the healthcare investment practice at the Oman Investment Authority. Prior to joining the Oman Investment Authority, Dr. Renondin was Managing Director at Bryan Garnier & Co., a pan-european investment bank in charge of the healthcare practice leading ECM and Private Placement transactions for European healthcare clients.

Dr. Renondin was General Partner at CDC Innovation investing in various European healthcare assets. From 1999 to 2005, Dr. Renondin was consequently Vice President at Sofinov, a subsidiary of the Caisse de Depot et Placement of Quebec (CDPQ), leading the Healthcare investment fund, and Managing Director at MDS Capital, one of the leading healthcare investment firms in Canada. Prior to 1999, Dr. Renondin was the General Manager of different international subsidiaries for Servier laboratories, in Ireland and in South Africa where he successfully restructured some departments. Prior to working at Servier, Dr. Renondin was at JP Morgan in the Healthcare equity research and Corporate Finance department at the NY office.

Dr. Renondin is the Chair of the Nominating Committee and a Member of the Audit Committee of our Board of Directors.

Dr. Renondin earned his Medical’s Doctorate degree (MD) from Paris V Descartes University and his MBA from the Amos Tuck Scholl of Business Administration in 1991.

Justin Stebbing, MD, PhD – Director

Justin Stebbing, PhD, M.D., is Editor-in-Chief of Oncogene and a member of the American Society for Clinical Investigation. Dr. Stebbing holds the distinct honor of being appointed the British government’s first oncology professor funded by the National Institute for Health Research (NIHR). He has published over 700 papers, and during the COVID-19 pandemic his work starting with artificial intelligence led to an FDA EUA for baricitinib, now a fully approved rheumatoid arthritis treatment.

Dr. Stebbing is a Member of the Audit Committee and Nominating Committee of our Board of Directors.

Dr. Stebbing has combined his medical career with healthcare investing. He has worked with Atticus Capital, Lansdowne, and Vitruvian Partners, and previously chaired the board of BB Healthcare Trust.

Prior to a residency at The Johns Hopkins Hospital, Dr. Stebbing gained a medical degree from Trinity College Oxford. He trained at the Royal Marsden and Barts and he has been principal investigator on numerous studies through all phases of development. He was previously the first NIHR Research Translational Oncology Professor in the U.K., and he is also a Professor of Biomedical Sciences at ARU, Cambridge.

Allan L. Shaw – Chief Financial Officer

Allan brings more than two decades of public company financial, operational, and strategic global business leadership. Allan serves as our Chief Financial Officer (“CFO”) and is a five-time public company CFO with proven skills across multiple finance disciplines: corporate finance, capital markets and strategic transactions as well as a broad base of expertise in corporate governance and risk management. He structured, directed, negotiated and closed over $4 billion in public and private financings for several companies. Mr. Shaw has served on five public boards including chairing two audit committees, two compensation committees, and is currently involved with a portfolio of healthcare activities. Mr. Shaw is the founder and since 2005, has served as senior managing director, of Shaw Strategic Capital LLC, an international financial advisory firm focused on providing strategic financial counsel on a wide variety of issues such as general corporate finance, mergers and acquisitions, capital structuring, licensing and capital markets, and serving as financial consultant to private and public companies. Mr. Shaw was the CFO and Treasurer of Syndax Pharmaceuticals, Inc. from January 2016 to February 2017 and from December 2011 to September 2015 was Managing Director of Alvarez & Marsal LLC, a global professional services firm, where he led their biopharmaceutical consulting practice. Additional prior experience includes serving as the CFO of Serono S.A. from November 2002 to May 2004, NewLead Holdings Ltd from October 2009 to July 2011 and Viatel, Inc. from November 1994 to June 2002. He currently serves on the board of directors of Calcimedica (Nasdaq: CALC) and Evecxia Therapeutics, Inc. as an independent director and Edith & Carl Marks JCH of Bensonhurst, a non-profit organization, and chairs their finance committee. Mr. Shaw is a certified public accountant in the State of New York. Mr. Shaw received a B.S. from the State University of New York at Oswego College.

Robert Kramer, PhD – Chief Scientific Officer

Robert has 26 years of experience in the pharmaceutical industry and is the former Head of Oncology Discovery Research at both Bristol Myers Squibb and Janssen Pharmaceuticals, part of the Johnson & Johnson group of companies. He has been responsible for enabling the transition of 35 drugs from initial discovery into the clinic. Robert championed immunotherapy at Bristol Myers Squibb, which led, in 2009 to the acquisition of Medarex, Inc. and its portfolio of immune therapeutics that included Ipilimumab and Nivolumab. He received his PhD in pharmacology from the University of Vermont and undertook his post doctorate studies at the U.S. National Cancer Institute. Robert has also held an Assistant Professorship at the Harvard Medical School.

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

Brian has a B.A. in Marketing from Pennsylvania State University.

The following sets forth the names and province or state and country of residence of our directors and executive officers, the offices held by them as of the date of this Annual Report, and the month and year in which they became directors or executive officers.

Name, Province/State and Country of Residence and Present Position with Portage (1)	Date became Director/Officer	Principal Occupation Last five years
Dr. Gregory Bailey (2) London, U.K. Lead Director effective August 16, 2022 (formerly Chairman of the Board)	June 4, 2013	See Item 6 (A) above
Mr. Steven Mintz (3) Ontario, Canada Director	April 6, 2016	See Item 6 (A) above
Mr. James Mellon (4) Isle of Man Director	February 15, 2022	See Item 6 (A) above
Jean-Christophe Renondin, MD (5) Paris, France Director	April 30, 2024	See Item 6 (A) above
Justin Stebbing, MD, PhD (6) London, U.K. Director	April 30, 2024	See Item 6 (A) above
Dr. Ian Walters Connecticut, USA Chairman of the Board effective August 16, 2022 and CEO effective May 1, 2019 (formerly Director)	August 1, 2016	See Item 6 (A) above
Mr. Allan Shaw New York, USA CFO	May 12, 2020	See Item 6 (A) above
Mr. Robert Kramer (7) Utah, USA Chief Scientific Officer	January 8, 2019	See Item 6 (A) above
Mr. Brian Wiley Massachusetts, USA Chief Business Officer	February 15, 2022	See Item 6 (A) above

(1)	Neither age nor date of birth of directors or executive officers is required to be reported in our home country nor otherwise publicly disclosed.
(2)	Lead Director of the Company and Member of the Nominating Committee and Compensation Committee (formerly Chair of the Company).
(3)	Chair of the Audit Committee and Member of the Compensation Committee.
(4)	Chair of the Compensation Committee.
(5)	Chair of the Nominating Committee and Member of the Audit Committee.
(6)	Member of the Nominating Committee and Audit Committee.
(7)	Reflects the date of the SalvaRx acquisition by the Company. Prior to that, this individual was contracted by SalvaRx.

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

Board Diversity Matrix (As of August 14, 2024)
Country of Principal Executive Offices:	British Virgin Islands
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	–	–
Part II: Demographic Background
Under-represented person in Home Country	2
LGBTQ+	–
Did not Disclose Demographic Background	1

(B) COMPENSATION

1.	General

During Fiscal 2023 and Fiscal 2022, the Company engaged two separate third-party compensation consultants to review the Company’s compensation structure and provide recommendations to make the Company competitive for the purpose of recruiting and retaining board members, key management and staff. The review included benchmarking and other analytical tools.

As a result of the compensation consultant’s studies and resulting recommendations, in November 2021, the Board, as recommended by the Compensation Committee, approved cash fees and stock options to be paid and awarded, as applicable, to the Company’s non-employee Board members for both participation as a member of the Board, as well as membership on Board committees. Cash fees to board members commenced as of January 1, 2022.

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

2.	Statement of Director and Executive Compensation

The following tables and accompanying notes set forth all compensation paid or payable by the Company to its directors and senior management for the fiscal years ended March 31, 2024, 2023 and 2022:

2.	Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary (2)	Bonus		Other	Securities Under Options / SARs Granted (1)		Shares or Units Subject to Resale Restrictions		Other (12)	Total Compensation
		$	$		$	$		$		$	$
Gregory Bailey – Lead Director (Former Chairman of the Board of Directors), Compensation Committee Member and Nominating Committee Member
	2024	49,500	–		–	–		–		–	49,500
	2023	68,500	–		–	35,478	(4)	–		–	103,978
	2022	21,667	–		–	57,063	(8)	–		–	78,730

James Mellon – Independent Director and Compensation Committee Member
	2024	35,242	–		–	–		–		–	35,242
	2023	51,500	–		–	35,478	(4)	–		–	86,978
	2022	5,208	–		–	99,360	(9)	–		–	104,568

Steven Mintz – Independent Director and Chairman of the Audit Committee and Compensation Committee Member
	2024	45,750	–		–	–		–		–	45,750
	2023	61,000	–		–	35,478	(4)	–		–	96,478
	2022	18,750	–		–	57,063	(8)	–		–	75,813

Linda Kozick – Former Director
	2024	42,000	–		–	–		–		–	42,000
	2023	56,000	–		–	35,478	(4)	–		–	91,478
	2022	5,000	–		–	99,360	(9)	–		–	104,360

Mark Simon – Former Director
	2024	55,500	–		–	–		–		–	55,500
	2023	55,500	–		–	35,478	(4)	–		–	90,978
	2022	5,208	–		–	99,360	(9)	–		–	104,568

Robert Glassman – Former Director
	2024	45,258	–		–	–		–		–	45,258
	2023	30,000	–		–	168,743	(5)	–		–	198,743

Ian Walters – Chairman of the Board and CEO
	2024	642,700	–		–	–		–		75,185	717,885
	2023	624,175	267,996	(3)	–	748,186	(6)	–		75,480	1,715,837
	2022	459,195	375,000		–	1,101,132	(10)	879,942	(11)	13,952	2,829,221

Allan Shaw – CFO and Secretary
	2024	469,000	–		–	–		–		49,205	518,205
	2023	378,250	102,312	(3)	–	349,308	(6)	–		43,519	873,389
	2022	256,000	161,000		–	294,336	(10)	235,469	(11)	13,952	960,757

2.	Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary (2)	Bonus		Other	Securities Under Options / SARs Granted (1)		Shares or Units Subject to Resale Restrictions		Other (12)	Total Compensation
		$	$		$	$		$		$	$
Robert Kramer - Chief Scientific Officer
	2024	168,750	–		–	–		–		17,141	185,891
	2023	218,628	63,504	(3)	–	137,454	(6)	–		28,025	447,611
	2022	195,501	83,000		–	219,876	(10)	175,784	(11)	–	674,161

Steven Innaimo – Former Vice President of Project Management & Operations (13)
	2024	267,712	–		–	–		–		56,363	324,075
	2023	313,875	68,355	(3)	–	76,632	(6)	–		61,827	520,689
	2022	310,000	93,000		–	120,888	(10)	96,068	(11)	13,952	633,908

Brian Wiley - Chief Business Officer
	2024	153,125	–		–	–		–		2,297	155,422
	2023	177,185	38,588	(3)	–	118,343	(6)	–		4,915	339,031
	2022	84,057	–		–	525,600	(10)	–		–	609,657

Justin Fairchild – Former Vice President of Development (14)
	2024	270,000	–		–	–		–		55,301	325,301
	2023	190,000	25,358	(3)	–	544,632	(7)	–		30,473	790,463

Notes:

1.	“SAR” means stock appreciation rights. The Company never issued any SARs.

2.	Represents base salary earned by officers in accordance with their respective contracts and Director’s fees earned by directors, as applicable, in accordance with the directors’ fee structure established by the Compensation Committee of the Board. Mr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their director’s fees with respect to the three months ended March 31, 2024.

3.	Represents the bonus for Fiscal 2023 approved by the Board, as recommended for approval by the Compensation Committee. Such amount represents 73% of the target bonus for Fiscal 2023, of which 25% was paid in January 2023 and the balance of which is accrued as of March 31, 2024.

4.	Represents aggregate grant date fair value of 14,600 options to purchase ordinary shares granted March 30, 2023, which vested on the first anniversary of the date of grant.

5.	Represents aggregate grant date fair value of 15,900 options to purchase ordinary shares granted July 27, 2022, which vest monthly on the grant date anniversary over three years following the date grant and the grant date fair value of 14,600 options to purchase ordinary shares granted March 30, 2023, which vested on the first anniversary of the date of grant.

2.	Statement of Director and Executive Compensation (Cont’d)

6.	Represents aggregate grant date fair value of options to purchase ordinary shares granted March 30, 2023, which were scheduled to vest ratably on each of the first four anniversaries of the date of grant. See “Outstanding Equity Awards at Fiscal Year-End” below for additional information.

7.	Represents aggregate grant date fair value of 50,000 options to purchase ordinary shares granted June 8, 2022, and 30,900 options to purchase ordinary shares granted March 30, 2023, which vest ratably on each of the first four anniversaries of the respective date of grant.

8.	Represents aggregate grant date fair value of 6,900 options to purchase ordinary shares granted January 19, 2022, which vested on the first anniversary of the date of grant.

9.	Represents aggregate grant date fair value of 13,800 options to purchase ordinary shares granted February 15, 2022, which were scheduled to vest monthly on the grant date anniversary over the first three years following the date of grant.

10.	Represents aggregate grant date fair value of options to purchase ordinary shares granted January 19, 2022, which were scheduled to vest ratably on each of the first four anniversaries of the date of grant. See “Outstanding Equity Awards at Fiscal Year-End” below for additional information.

11.	Represents aggregate grant date fair value (market value) of restricted stock units granted January 19, 2022, which were vested on grant date and are subject to certain restrictions.

12.	Represents employee benefits paid by the Company.

13.	Mr. Innaimo resigned his position effective January 26, 2024.

14.	Mr. Fairchild resigned his positive effective May 31, 2024.

Outstanding Equity Awards at Fiscal Year-End

The following table and related notes provide information regarding all outstanding equity awards for our executive officers as of March 31, 2024:

	Option Awards (1)							Stock Awards (6) (7) (8)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (1)		Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (#)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Ian B Walters	75,422		226,266	(2)	$2.92	March 30, 2033		-	-	-	-
Ian B. Walters	62,850	(3)	62,850	(3)	$10.22	January 19, 2032		-	-	-	-
Ian B. Walters	151,000	(4)	-	(4)	$17.75	January 13, 2031		-	-	-	-

Allan Shaw	35,212		105,638	(2)	$2.92	March 30, 2033		-	-	-	-
Allan Shaw	16,800	(3)	16,800	(3)	$10.22	January 19, 2032		-	-	-	-
Allan Shaw	131,000	(4)	-	(4)	$17.75	January 13, 2031		-	-	-	-

Steven Innaimo	6,900	(6)	-		$10.22	April 26, 2024	(6)	-	-	-	-
Steven Innaimo	175,000	(6)	-		$17.75	April 26, 2024	(6)	-	-	-	-

Robert Kramer	13,856		41,569	(2)	$2.92	March 30, 2033		-	-	-	-
Robert Kramer	12,550	(3)	12,550	(3)	$10.22	January 19, 2032		-	-	-	-
Robert Kramer	61,000	(4)	-	(4)	$17.75	January 13, 2031		-	-	-	-

Brian Wiley	11,930		35,789	(2)	$2.92	March 30, 2033		-	-	-	-
Brian Wiley	30,000	(3)	30,000	(3)	$10.22	January 19, 2032		-	-	-	-

Justin Fairchild	7,725		23,175	(2)	$2.92	March 30, 2033		-	-	-	-
Justin Fairchild	12,500		37,500	(5)	$11.00	June 8, 2032		-	-	-	-

Outstanding Equity Awards at Fiscal Year-End (Cont’d)

(1)	Amounts represent options to purchase ordinary shares.
(2)	These options to purchase ordinary shares were granted on March 30, 2023, have a ten-year term and vest ratably on each of the first four anniversaries of the grant date.
(3)	These options to purchase ordinary shares were granted on January 19, 2022, have a ten-year term and vest ratably on each of the first four anniversaries of the grant date.
(4)	These options to purchase ordinary shares were granted on January 13, 2021, have a ten-year term and vest ratably on each of the first three anniversaries of the grant date.
(5)	These options to purchase ordinary shares were granted on June 8, 2022, have a ten-year term and vest ratably on each of the first four anniversaries of the grant date.
(6)

Mr. Innaimo resigned his position effective January 26, 2024 accordingly, 6,900 unvested options to purchase ordinary shares granted January 19, 2022 and 30,900 options to purchase ordinary shares granted March 30, 2023 were forfeited. On April 26, 2024, 175,000 vested options to purchase ordinary shares originally granted January 13, 2021 and 6,900 vested options to purchase ordinary shares originally granted January 19, 2022, expired unexercised in accordance with the terms of the option agreements.

(7)

The above table excludes 152,000 restricted stock units to Mr. Walters granted January 13, 2021 with a grant day value of $2,698,000, which vested on grant date but are subject to certain restrictions and 86,100 restricted stock units granted January 19, 2022 with a grant day value of $879,942, which vested on grant date but are subject to certain restrictions.

(8)	The above table excludes 23,040 restricted stock units to Mr. Shaw granted January 19, 2022 with a grant day value of $235,469, which vested on grant date but are subject to certain restrictions.
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

Directors' and Officers' Liability Insurance

We have purchased, at our expense, directors' and officers' liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as our directors and officers.

EXECUTIVE COMPENSATION

For the year ended March 31, 2024, our members of senior management were:

•	Ian B. Walters, Chairman of the Board and CEO
•	Allan Shaw, CFO
•	Steven Innaimo, Former Vice President of Project Management & Operations (resigned his position effective January 26, 2024)
•	Robert Kramer, Chief Scientific Officer
•	Brian Wiley, Chief Business Officer
•	Justin Fairchild, Former Vice President of Development (accepted a reduced role beginning February 1, 2024 and resigned effective May 31, 2024).

Executive Compensation Overview

Through November 30, 2021, the compensation of our members of senior management primarily consisted of consulting fees (and in some cases bonuses), and share-based compensation. During Fiscal 2022 and Fiscal 2023, the Company entered into Employment contracts with Dr. Walters, Mr. Shaw, Mr. Innaimo, Mr. Kramer, Mr. Wiley and Mr. Fairchild that provide for a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock units and options to purchase ordinary shares. Our members of senior management, like all full-time employees, are eligible to participate in our health and dental benefit plans and 401(k) plan matching program. At a minimum, we expect to review executive compensation annually with input from a compensation consultant, if necessary. As part of this review process, we expect the Board and the Compensation Committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

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

Annual Bonus

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing, which was completed in October 2023. The bonuses have not yet been paid. The Board did not approve performance bonuses for Fiscal 2024.

Equity-Based Compensation

In Fiscal 2024, the Compensation Committee did not approve the granting of any equity awards to our directors or members of senior management.

In Fiscal 2023, the Compensation Committee approved the granting of options to purchase ordinary shares as follows:

On June 8, 2022, the Company granted 50,000 options to purchase shares to an executive of the Company. The options have an exercise price of $11.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date and will expire, if unexercised, on June 8, 2032.

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three-year period following the grant date and will expire, if unexercised, on July 27, 2032.

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

Employment Agreements

PDS entered into a Services Agreement with our CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement originally provided for a base salary of $618,000, plus cost-of-living increases. On December 19, 2022, the Compensation Committee approved the CEO’s compensation of $642,700 for Fiscal 2024. The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% (subject to annual increase by the Board in its sole discretion), of the applicable year’s base salary, which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

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

PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of our other members of senior management (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021, one of which is dated December 15, 2021 and one of which is dated June 1, 2022. Each of the Executive Services Agreements provides for an initial term of two years that is automatically renewed for one-year periods (except two of the Executive Services Agreement, which provides for an initial term of one year and that is automatically renewed for one-year periods). The Executive Services Agreements initially provide for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

On December 19, 2022, the Compensation Committee approved executive compensation for Fiscal 2024, as set forth below. Compensation for Fiscal 2024 and Fiscal 2023 is also set forth below:

	FISCAL 2024 (***)		FISCAL 2023 (***)
	BASE SALARY	TARGET BONUS	BASE SALARY	TARGET BONUS
Ian Walters	$642,700	60%	$618,000	59%
Allan Shaw	$469,000	40%	$348,000	40%
Robert Kramer	$225,000	40%	$216,000	40%
Steven Innaimo (*)	$325,500	30%	$310,000	30%
Brian Wiley	$183,750	40%	$175,000	30%
Justin Fairchild (**)	$300,000	30%	$300,000	30%

(*)	Mr. Innaimo resigned his position effective January 26, 2024.
(**)	Mr. Fairchild’s Executive Service Agreement took effect on June 1, 2022 and his base salary for Fiscal 2023 was pro-rated based upon the contract terms. Additionally, Mr. Fairchild accepted a reduced role at 40% of his base salary commencing February 1, 2024. Mr. Fairchild resigned on May 31, 2024.
(***)	The base salaries for officers aggregated $2,399,950 and $2,195,000 in Fiscal 2024 and Fiscal 2023, respectively.

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

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except Mr. Fairchild) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to item (5) and 50% of items (1) and (3) below:

(1)	PDS will pay the Base Salary continuation benefit for 12 months;

(2)	PDS will pay the life insurance benefit for 12 months;

(3)	The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

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

Effective January 1, 2022, each non-employee Board member is entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-employee Board member is entitled to an annual grant of 6,900 options to purchase our ordinary shares, which vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $273,250 and $322,500 during the years ended March 31, 2024 and 2023, respectively. Mr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their Board fees for the three months ended March 31, 2024.

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

(C) BOARD PRACTICES

Audit Committee

During Fiscal 2024, our audit committee consisted of Mr. Steven Mintz, Dr. Robert Glassman and Mr. Mark Simon, with Mr. Steven Mintz serving as Chairperson. In connection with the resignations of Mr. Simon and Dr. Glassman in April 2024, our audit committee was reconstituted, effective April 30, 2024, as follows: Mr. Mintz (Chair), Dr. Renondin and Dr. Stebbing. Each member of our audit committee meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that Mr. Steven Mintz is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Exchange Act. Mr. Steven Mintz is a Canadian Chartered Professional Accountant. He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on the board of directors of several private and public corporations, operating in various sectors, including technology, oil & gas and biotechnology.

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

Compensation Committee

During Fiscal 2024, our compensation committee consisted of Ms. Linda Kozick, Mr. Gregory Bailey and Mr. Steven Mintz, with Ms. Linda Kozick serving as Chairperson. In connection with the resignations of Ms. Kozick and Mr. Simon in April 2024, our compensation committee was reconstituted, effective April 30, 2024, as follows: Mr. Mellon (Chair), Dr. Bailey (Member) and Mr. Mintz (Member). Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

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

Nominating Committee

During Fiscal 2024, our nominating committee consisted of Mr. Mark Simon, Ms. Linda Kozick and Mr. James Mellon with Mr. Mark Simon as Chairperson. In connection with the resignations of Mr. Simon and Ms. Kozick in April 2024, our nominating committee was reconstituted, effective April 30, 2024, as follows: Dr. Renondin (Chair), Mr. Bailey (Member) and Dr. Stebbing (Member). Our nominating committee will, among other things:

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

(D) EMPLOYEES

We had seven full-time employees as of March 31, 2024, as compared to seven employees as of March 31, 2023. The employees are located in the United States. Four employees oversee business operations and management of clinical development, one employee provides business development, one employee is the CFO and one employee is the executive chairman and CEO. We also use the services of consultants from time to time.

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

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three-year period following the grant date and will expire, if unexercised, on July 27, 2032.

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

The following table sets forth the share ownership of our executive officers and directors as at March 31, 2024:

	Ordinary Shares Beneficially Owned
Name	Number		Percentage *
Gregory Bailey	3,508,695	(1) (8)	17.64%
Steven Mintz	161,811	(1) (2)	0.81%
James Mellon	3,056,671	(6) (8)	15.43%
Ian Walters	504,362	(3)	2.51%
Allan Shaw	183,013	(4)	0.92%
Robert Kramer	228,140	(5)	1.15%
Brian Wiley	41,930	(7)	0.21%

* Based on issued and outstanding ordinary shares at August 14, 2024, plus vested stock options and stock options that vest in the following 60 days.

(1)	Includes 85,000, 6,900 and 14,600 vested stock options to purchase ordinary shares granted January 13, 2021, January 19, 2022 and March 30, 2023, respectively.
(2)	Excludes 57,473 shares for which Mr. Mintz has shared investment control and disclaims beneficial ownership.
(3)	Includes 151,000 vested stock options to purchase ordinary shares and excludes 152,000 vested restricted stock units subject to certain restrictions granted January 13, 2021. Includes 62,850 vested stock options to purchase ordinary shares and excludes 86,100 vested restricted stock units subject to certain restrictions and 62,850 unvested stock options granted January 19, 2022. Includes 75,422 vested stock options to purchase ordinary shares and excludes 226,266 unvested stock options granted March 30, 2023. Additionally, excludes 87,519 shares held in trusts for the benefit of his children for which Mr. Walters disclaims beneficial ownership.
(4)	Includes 131,000 vested stock options to purchase ordinary shares granted January 13, 2021. Includes 16,800 vested stock options to purchase ordinary shares and excludes 23,040 vested restricted stock units subject to certain restrictions and 16,800 unvested stock options granted January 19, 2022. Includes 35,212 vested stock options to purchase ordinary shares and excludes 105,638 unvested stock options granted March 30, 2023.
(5)	Includes 61,000 vested stock options to purchase ordinary shares and excludes 91,000 vested restricted stock units subject to certain restrictions granted January 13, 2021. Includes 12,550 vested stock options to purchase ordinary shares and excludes 17,200 vested restricted stock units subject to certain restrictions and 12,550 unvested stock options granted January 19, 2022. Includes 13,856 vested stock options to purchase ordinary shares and excludes 41,569 unvested stock options granted March 30, 2023.
(6)	Includes 9,583 vested stock options to purchase ordinary shares and excludes 4,217 unvested stock options granted February 15, 2022. Includes 14,600 vested stock options to purchase ordinary shares granted March 30, 2023.
(7)	Includes 30,000 vested stock options to purchase ordinary shares and excludes 30,000 unvested stock options granted January 19, 2022. Includes 11,930 vested stock options to purchase ordinary shares and excludes 35,789 unvested stock options granted March 30, 2023.
(8)	These shares for Mr. Bailey and Mr. Mellon exclude 713,191 shares owned by SalvaRx Group plc. Mr. Bailey and Mr. Mellon own 36.91% and 35.07% of SalvaRx Group plc, respectively.

All shares held by the above persons carry the same rights as the other holders of the ordinary shares of the Company.

(F) DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

None.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) MAJOR SHAREHOLDERS

Our ordinary shares are recorded on the books of our transfer agent in registered form. A large number of the ordinary shares are, however, registered in the name of intermediaries such as brokerage houses and clearing firms on behalf of their respective clients. We do not have knowledge of all the beneficial owners of our ordinary shares. Intermediaries like CDS & Co, Toronto, Canada and Cede & Co., New York, USA held approximately 17% of the issued and outstanding ordinary shares of the company on behalf of beneficial shareholders whose individual holdings details were not available as of August 14, 2024.

At March 31, 2024, we had 19,784,390 ordinary shares issued and outstanding and at August 14, 2024, we had 20,972,285 ordinary shares issued and oustanding.

The following table sets forth persons known by us to be beneficial owners of more than 5% of our ordinary shares as of August 14, 2024. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Shares subject to options and warrants that are currently exercisable or exercisable within 60 days of the date indicated above are deemed to be beneficially owned by the person holding the option and warrant and included in the holding. These beneficially held ordinary shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	No. of Shares (1)	Percentage of Shares (2)

Gregory Bailey	3,508,695	16.65%
James Mellon	3,056,671	14.56%

(1)	The share counts below exclude 713,191 shares of our stock owned by SalvaRx Group plc, in which Mr. Bailey and Mr. Mellon own interests of 36.91% and 35.07%, respectively.
(2)	Based on ordinary shares issued and outstanding as of August 14, 2024.

There were no changes to the holdings of major shareholders in Fiscal 2024. All shares have the same voting rights. For details on Mr. Bailey and Mr. Mellon’s holdings for the last three years, see our Annual Report on Form 20-F for the fiscal year ended March 31, 2023, our Annual Report on Form 20-F for the fiscal year ended March 31, 2022 and our Annual Report on Form 20-F for the fiscal year ended March 31, 2021.

We are a publicly owned BVI business company. We are not owned or controlled directly or indirectly by another corporation or any foreign government. There are no arrangements, known to us, the operation of which may at a subsequent date result in a change of control of us.

Exemption from Insider Report Filings

We are a reporting issuer under the Securities Acts of each of the province of Ontario and British Columbia in Canada, which would normally require certain "insiders" of the Company (including its directors, certain executive officers, and persons who directly or indirectly beneficially own, control or direct more than 10% of its ordinary shares) to file insider reports of changes in their ownership of the Company's ordinary shares under National Instrument 55-104 - Insider Reporting Requirements and Exemptions (“NI 55-104”). Under section 4.12 of National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers however, as the Company is deemed to be an SEC Foreign Issuer, the insider reporting requirements of NI 55-104 do not apply provided the insiders comply with the requirements of U.S. federal securities law relating to insider reporting.

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

(B) RELATED PARTY TRANSACTIONS

Investments

We have entered into related party transactions and certain services agreements with our investees.  Key management personnel of ours have also entered into related party transactions with investees. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of us, including directors and senior management of ours.

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The CEO of Portage is one of three members of the board of directors of Stimunity. We wrote-off our investment in Stimunity to nil in Fiscal 2024.

(b)	iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.

(c)	Saugatuck. One of the three directorships on the board of directors of Saugatuck is controlled by Portage. Additionally, the CEO of Portage is also the CEO of Saugatuck, and the management team of Portage comprises the management team of Saugatuck.

(d)	Intensity. The CEO of Portage previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage through April 2023. We sold all of our shares of Intensity in Fiscal 2024 and no longer hold any ownership interest in Intensity.

(e)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Portage through a shared services agreement.

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

We now own the worldwide rights to its small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 1,070,000 of our ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx through its wholly-owned subsidiary, SalvaRx.

As additional consideration for the sale of the iOx shares to the Company under the Share Exchange Agreement, the Sellers have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price, as defined in the Share Exchange Agreement, upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). This liability was accounted for as deferred contingent consideration on the consolidated balance sheet of the Company and adjusted to its fair value quarterly. During Fiscal 2024, it was determined that the likelihood of achieving the milestone was remote and wrote down the liability to zero.

Employment Agreements

For a description of compensation arrangements and employment agreements between the Company and its members of senior management as well as director compensation arrangements, see Part I Item 6 (B) “Compensation” of this Annual Report.

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

(B) SIGNIFICANT CHANGES

There were no significant events or changes to report that happened subsequent to March 31, 2024, to the date of this report.

ITEM 9 – THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

Our ordinary shares have been listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “PRTG” since February 25, 2021.

The following table outlines the annual high and low market prices for an ordinary share for the five most recent fiscal years. Except as noted, reflects share price prior to the 100 to 1 reverse stock split effective June 5, 2020:

	High		Low
	Nasdaq	CSE	Nasdaq	CSE
Year ended March 31,	US$	US$	US$	US$
2024*	3.87	N/A	0.41	N/A
2023*	11.95	N/A	2.60	N/A
2022*	42.81	N/A	6.57	N/A
2021*	39.50	38.99	8.88	0.09
2020	0.15	0.14	0.07	0.08

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

The following table outlines the high and low market prices for an ordinary share for each fiscal financial quarter for the two most recent fiscal periods and subsequent periods:

	High	Low
	Nasdaq	Nasdaq
Quarter ended:	US$	US$
31-Mar-24*	1.89	0.41
31-Dec-23*	2.65	1.09
30-Sep-23*	3.68	2.09
30-Jun-23*	3.87	2.73
31-Mar-23*	7.20	2.60
31-Dec-22*	7.53	4.42
30-Sep-22*	10.12	5.89
30-Jun-22*	11.95	5.16
31-Mar-22*	12.00	6.57

* Reflects share price subsequent to the 100 to 1 reverse stock split effective June 5, 2020.

The following table outlines the high and low market prices for each of the most recent six months:

	High	Low
	Nasdaq	Nasdaq
Month	US$	US$
July 2024	0.23	0.15
June 2024	0.29	0.21
May 2024	0.48	0.23
April 2024	0.55	0.22
March 2024	0.59	0.45
February 2024	0.75	0.41
January 2024	1.89	0.84

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

(B) MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We amended our Memorandum of Association and Articles of Association (“M&A”) on September 20, 2022 and filed an updated version thereof with the Registrar of Companies in the British Virgin Islands on September 20, 2022.

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

Board of directors

We are managed by a board of directors, which consisted of seven directors at March 31, 2024. Our M&A provide that the board of directors may be established by the board of directors up to a maximum of 15 members.

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

(C) MATERIAL CONTRACTS

We had no material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two fiscal years immediately preceding the filing of this report that are not otherwise disclosed in this Annual Report (including the Exhibits).

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

(E) TAXATION

British Virgin Islands Tax Consequences

Under the law of the British Virgin Islands as currently in effect, a holder of our ordinary shares who is not a resident of the British Virgin Islands is not liable for British Virgin Islands income tax on dividends paid with respect to our ordinary shares, and all holders of our ordinary shares are not liable to the British Virgin Islands for income tax on gains realized on the sale or disposal of securities. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or continued under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BVI Act. In addition, securities of companies incorporated under the BVI Act are not subject to transfer taxes, stamp duties (unless such companies hold land in the BVI) or similar charges.

There is no income tax treaty or convention currently in effect between (i) the United States and the British Virgin Islands or (ii) Canada and the British Virgin Islands, although a Tax Information Exchange Agreement is in force between the United States and the BVI and Canada and the BVI.

The BVI Economic Substance (Companies and Limited Partnership) Act (Revised Edition 2020) (the “ESA”)

The above legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities, which attract profits without real economic activity provides (among other things) that BVI companies that carry out certain defined activities, need to take steps to establish substance in the British Virgin Islands. We have filed all our economic substance declarations when due in accordance with the requirements of the legislation. We are not currently subject to any requirements to establish economic substance in the BVI and given the nature of our business and assets at the current time the ESA has little material impact on us and our operations. However, the legislation is still in its early stages and therefore remains subject to further clarification and interpretation.

U.S. Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our ordinary shares. Each holder or a prospective holder of our ordinary shares is urged to consult his, her or its own tax advisor.

General

This section is a general summary of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our ordinary shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service (the “IRS”) may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of ownership or disposition of our ordinary shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our ordinary shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or non-United States law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, non-United States and United States federal estate and gift tax consequences of the ownership and disposition of our ordinary shares. In addition, this summary does not take into account any special United States federal income tax rules that may apply to a particular holder of our ordinary shares, including, without limitation, the following:

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

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our ordinary shares who or which is:

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

Distributions

In general, subject to the PFIC rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to our ordinary shares will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Unless we maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that any distribution will generally be treated as a dividend for U.S. federal income tax purposes. Any dividends from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations. For U.S. foreign tax credit purposes, dividends received on our ordinary shares by a U.S. Holder will generally be treated as income from sources outside the United States and will generally constitute “passive category income.” A portion of such dividends, however, will be treated as U.S. source income, subject to certain exceptions, in proportion to our U.S. source earnings and profits if U.S. persons collectively own, directly or indirectly, 50% or more of the voting power or value of our ordinary shares.

U.S. Holders that are individuals and certain other non-corporate U.S. Holders will be subject to tax on dividend income from a “qualified foreign corporation” at preferential rates of taxation provided that certain holding period and other requirements are met. For this purpose, a foreign corporation (other than a corporation that is classified as a PFIC (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Our ordinary shares are listed on Nasdaq, which is an established securities market in the United States, and are expected to be readily tradable. Thus, we expect that dividends paid on its ordinary shares will meet the conditions above required for the preferential tax rates, provided we are not a PFIC in the year such dividend is paid or the preceding taxable year.

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

Passive Foreign Investment Company (PFIC)

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain "look-through" rules with respect to related companies, either (i) 75% or more of our gross income consists of "passive income," or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, "passive income." Passive income generally includes interest, dividends, rents, rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change from year to year based on our income and assets. We believe that we were a PFIC in the fiscal year ended in 2018 and that we were a PFIC for the fiscal years ended March 31, 2023 and 2024. We may have been a PFIC in other years and we may be a PFIC in the future.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition of our ordinary shares by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year. Further, to the extent that any distribution received by a U.S. Holder on our ordinary shares exceeds 125% of the average of the annual distributions on such ordinary shares received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

If we are a PFIC for any fiscal year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder of our ordinary shares during such year will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. U.S. Holders should consult their tax advisers regarding the tax consequences if the PFIC rules apply to any of our subsidiaries. Alternatively, if we are a PFIC and if our ordinary shares are "regularly traded" on a “qualified exchange,” a U.S. Holder may be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment described above. Our ordinary shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq is a qualified exchange for this purpose. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-market election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisers about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

(F) DIVIDEND AND PAYING AGENTS

Not applicable.

(G) STATEMENT BY EXPERTS

Not applicable.

(H) DOCUMENTS ON DISPLAY

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. To fulfill these requirements, we file with the Securities and Exchange Commission, within four months after the end of our fiscal year an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file current reports on Form 6-K for significant corporate events throughout the year. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing of proxy statements.  Also, because we are a foreign private issuer our officers, directors and principal shareholders are exempt from the reporting and short swing profit provisions contained in Section 16 of the Exchange Act.

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

Not applicable.

(J) ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed in varying degrees to a number of risks arising from financial instruments. Management's close involvement in the operations allows for the identification of risks and variances from expectations. We do not participate in the use of financial instruments to mitigate these risks and we have no designated hedging transactions. The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of our search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand. There were no changes to the objectives or the process from the prior year.

A summary of our risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

Our financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, warrant liability, deferred purchase price payable and deferred obligation.

We classify the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

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

Our financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in our consolidated statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2024 and 2023, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in satisfying financial obligations as they become due.

Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to our reputation. We hold sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

We monitor our liquidity position regularly to assess whether we have the funds necessary to meet our operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to us, or that actual drug development expenditures may exceed those planned. The current uncertainty in global capital markets could have an impact on our future ability to access capital on terms that are acceptable us. There can be no assurance that required financing will be available to us.

Foreign Currency Risk

While we operate in various jurisdictions, substantially all of our transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures, as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Exchange Act, are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the CEO and the CFO, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading " Management's Annual Report on Internal Control over Financial Reporting". Management anticipates that such disclosure controls and procedures will not be effective until the material weakness is remediated.

Management's Annual Report on Internal Control over Financial Reporting (ICFR)

Our management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance to our management and our Board regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that have a material effect on the financial statements.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under these criteria, management identified material weaknesses in our internal controls over financial reporting and, as a result, management concluded that our internal control over financial reporting was not effective as of March 31, 2024.

Management identified the following material weaknesses in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	Management lacks the number of skilled persons that it requires given the complexity of the reporting requirements that it has to make, which more specifically include the staff and expertise to (i) properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) apply complex accounting principles, including those relating to business combination accounting, income taxes, warrant liabilities and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process R&D assets, share-based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this Annual Report.

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Management continues to improve its control over financial reporting and leverages experienced personnel, including consultants to perform ongoing IFRS and SEC compliance requirements. There have been no significant changes to our internal controls in Fiscal 2024.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Steven Mintz is an “audit committee financial expert,” as such term is defined in Part II Item 16A.(b) of the General Instructions to Form 20-F, and is “independent,” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B – CODE OF ETHICS

We have adopted a Code of Ethics, which applies to all consultants, officers and directors. A copy of our current code of ethics was included in the exhibits to the fiscal 2014 annual report on Form 20-F and is incorporated by reference into the exhibit index to this Annual Report on Form 20-F.

During the most recently completed fiscal year, we neither: (a) amended its Code of Ethics; nor (b) granted any waiver (including any implicit waiver) from any provision of its Code of Ethics.

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following outlines the expenditures for accounting fees paid or accrued to our independent auditing firm for the last two fiscal periods ended:

March 31,	2024	2023

Audit fees	$345,750	$292,075
Audit-related fees	$–	$–
All other fees	$56,250	$109,160

Included in audit fees are $171,655 and $157,075 with respect to the three quarterly reviews performed in Fiscal 2024 and Fiscal 2023, respectively. We also incurred fees of $56,650 in Fiscal 2024 with respect to comfort letters issued relating to the October 2023 Registered Direct Offering, the November 2023 Resale Registration Statement, and a Form S-8 registration statement filed in December 2023. In Fiscal 2023, we also incurred fees of $74,160 with respect to comfort letters on the registration statement and $35,000 with respect to a review of the financial statements of an acquired company. We did not have any engagement with our independent accounting firm during the Fiscal 2024 and Fiscal 2023 with respect to professional services for tax compliance, tax advice or tax planning or for any audit-related services.

Under our existing policies, the audit committee must approve all audit and non-audit related services provided by our independent accounting firm.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not, nor did any affiliated purchaser, purchase any of our equity securities during Fiscal 2024.

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G – CORPORATE GOVERNANCE

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

We also are exempt from the Nasdaq listing rules as to quorum, and instead to follow the quorum rules for shareholder meetings under British Virgin Islands law. We also are exempt from the Nasdaq listing rules so as to not be required to obtain shareholder approval for certain issuance of securities, shareholder approval of share option plans and change of control transactions under Nasdaq Listing Rule 5635 and to hold annual shareholder meetings under Nasdaq Listing Rule 5620(a).

As a foreign private issuer, we are exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934. We solicit proxies in accordance with applicable rules and regulations in the British Virgin Islands.

ITEM 16H – MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is included in the exhibits to this Annual Report on Form 20-F.

ITEM 16K – CYBERSECURITY

We are increasingly dependent on software applications and computing infrastructure to conduct key operations. We depend on both our own record retention and technology as well as the systems, networks and technology of our contractors, consultants, vendors and other business partners.

Cybersecurity Program

Given the importance of cybersecurity to our business, we maintain a cybersecurity program to support both the effectiveness of our systems and our preparedness for information security risks. This program includes a number of safeguards, such as: password protection; multi-factor authentication; continuous monitoring and alerting systems for internal and external threats; regular evaluations of our cybersecurity program, including retention of outsourced experts.

We use a risk-based approach with respect to our use and oversight of third-party service providers, tailoring processes according to the nature and sensitivity of the data accessed, processed, or stored by such third-party service provider.

Process for Assessing, Identifying and Managing Material Risks from Cybersecurity Threats

In the event of a cybersecurity incident, we maintain a regularly tested incident response program. Pursuant to the program and its escalation protocols, designated personnel are responsible for assessing the severity of an incident and associated threat, containing the threat, remediating the threat, including recovery of data and access to systems, analyzing any reporting obligations associated with the incident, and performing post-incident analysis and program enhancements.

We have relationships with a number of third-party service providers to assist with cybersecurity containment and remediation efforts.

Governance

We currently engage a qualified IT consultant who reports to our Chief Executive Officer. This consultant has robust experience with cybersecurity, information technology development and deployment and information technology risk assessment and management, including information security management.

Our IT consultant regularly monitors our information technology systems and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents in consultation with our Chief Executive Officer. To the extent necessary, our Chief Executive Officer reports such risks to our Board, which has overall responsibility for risk oversight.

Over the last two years, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect is, including our business, results of operations, or financial condition.

Board Oversight

While the Board of Directors has overall responsibility for risk oversight, our Audit Committee oversees cybersecurity risk matters. The Audit Committee is responsible for reviewing, discussing with management, and overseeing the Company’s data privacy, information technology and security and cybersecurity risk exposures, including: (i) the potential impact of those exposures on the Company’s business, financial results, operations and reputation; (ii) the programs and steps implemented by management to monitor and mitigate any exposures; (iii) the Company’s information governance and cybersecurity policies and programs; and (iv) major legislative and regulatory developments that could materially impact the Company’s data privacy and cybersecurity risk exposure.

In the event of a cybersecurity incident, the Chief Financial Officer would apprise the full Board promptly with respect to any incident.

Cybersecurity Risks

Our cybersecurity risk management processes are integrated into our overall Enterprise Risk Management (“ERM”) process. As part of our ERM process, we identify, assess and evaluate risks impacting our operations across the Company, including those risks related to cybersecurity. We consider the severity and likelihood of certain risk factors, drawing upon our industry experience and company knowledge. While we maintain a robust cybersecurity program, the techniques used to infiltrate information technology systems continue to evolve. Accordingly, we may not be able to timely detect threats or anticipate and implement adequate security measures. For additional information, see Item 3 (D) “Risk Factors.”

We also maintain cybersecurity insurance providing coverage for certain costs related to cybersecurity-related incidents that impact our own systems, networks, and technology or the systems, networks and technology of our contractors, consultants, vendors and other business partners.

In the last three years, we did not experience any material cybersecurity incidents or threats.

PART III

ITEM 17 – FINANCIAL STATEMENTS

The financial statements are provided pursuant to Item 18.

ITEM 18 – FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

ITEM 19 – EXHIBITS

(a) Financial Statements

PORTAGE BIOTECH INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2023 AND 2022

(U.S. Dollars in thousands)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portage Biotech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Portage Biotech Inc. (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum llp

Marcum LLP

We have served as the Company’s auditor since 2019.

New York, NY

August 14, 2024

PORTAGE BIOTECH INC.

Consolidated Statements of Financial Position

(U.S. Dollars in thousands)

		March 31,
	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	4	$5,028	$10,545
Prepaid expenses and other receivables	5	2,667	2,689
Convertible note receivable	6	-	442
Total current assets		7,695	13,676
Non-current assets
Investment in associate	6	-	806
Investment in public company	7	-	2,087
In-process research and development	9, 11	-	81,683
Deferred commitment fee, net of amortization of $900 and $61, respectively	18	-	839
Right to use asset	8	35	-
Other assets, including equipment, net		49	38
Total non-current assets		84	85,453
Total assets		$7,779	$99,129

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	12	$2,836	$1,865
Lease liability - current, including interest	8	40	-
Other current liabilities		3	-
Total current liabilities		2,879	1,865
Non-current liabilities
Lease liability - non-current	8	7	-
Warrant liability	13	1,564	-
Deferred tax liability	11, 14	-	10,564
Deferred purchase price payable - Tarus	9, 20	-	7,179
Deferred obligation - iOx milestone	19, 20	-	4,126
Total non-current liabilities		1,571	21,869
Total liabilities		4,450	23,734

Shareholders’ Equity
Capital stock	15	219,499	218,782
Stock option reserve	16	23,841	21,204
Accumulated other comprehensive loss		-	(4,325)
Accumulated deficit		(239,318)	(159,616)
Total equity attributable to owners of the Company		4,022	76,045
Non-controlling interest	22	(693)	(650)
Total equity		3,329	75,395
Total liabilities and equity		$7,779	$99,129
Commitments and Contingent Liabilities (Note 18)

/s/Allan Shaw	Chief Financial Officer	/s/Ian Walters	Chairman of the Board and Chief Executive Officer
Allan Shaw		Ian Walters

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

		Years Ended March 31,
	Notes	2024	2023	2022
Expenses
Research and development		$12,535	$8,674	$6,769
General and administrative expenses		5,664	7,901	8,819
Loss from operations		(18,199)	(16,575)	(15,588)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	9, 19, 20	11,305	2,711	-
Loss on Registered Direct Offering	13	(2,432)	-	-
Offering costs	13	(662)	-	-
Change in fair value of warrant liability	13	6,868	33	852
Impairment loss - iOx IPR&D	11	(57,890)	(59,320)	-
Impairment loss - Tarus IPR&D	9, 11	(23,615)	(4,585)	-
Impairment loss - Goodwill	10	-	(43,862)	-
Impairment loss - Stimunity	6	(1,002)	(818)	-
Impairment loss - Saugatuck	11	(178)	-	-
Commitment fee under Committed Purchase Agreement	18	(839)	-	-
Share of loss in associate accounted for using equity method	6	(233)	(260)	(62)
Gain on dissolution of investment in associate	6	27	-	-
Gain from sale of investment in public company	7	725	-	-
Foreign exchange transaction gain (loss)	14	7	(53)	24
Depreciation expense		(54)	(1)	-
Interest income	4	274	217	-
Interest expense		(32)	(9)	(43)
Loss before provision for income taxes		(85,930)	(122,522)	(14,817)
Income tax benefit (expense)	14	10,548	17,856	(4,352)
Net loss		(75,382)	(104,666)	(19,169)
Other comprehensive income (loss)
Net unrealized loss on investments	6, 7	(38)	(5,283)	-
Total comprehensive loss for year		$(75,420)	$(109,949)	$(19,169)

Net loss attributable to:
Owners of the Company		$(75,339)	$(104,611)	$(16,870)
Non-controlling interest	22	(43)	(55)	(2,299)
Net loss		$(75,382)	$(104,666)	$(19,169)

Comprehensive loss attributable to:
Owners of the Company		$(75,377)	$(109,894)	$(16,870)
Non-controlling interest	22	(43)	(55)	(2,299)
Total comprehensive loss for year		$(75,420)	$(109,949)	$(19,169)

Loss per share	17
Basic and diluted		$(3.89)	$(6.49)	$(1.29)

Weighted average shares outstanding	17
Basic and diluted		19,343	16,119	13,060

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity

(U.S. Dollars in thousands)

				Accumulated		Equity
	Number		Stock	Other		Attributable	Non-
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares	Stock	Reserve	Income (Loss)	Deficit)	of Company	Interest	Equity
Balance, April 1, 2021	12,084	$130,649	$7,977	$958	$(38,135)	$101,449	$46,153	$147,602
Share-based compensation expense	-	-	8,951	-	-	8,951	191	9,142
Shares issued under ATM	91	2,643	-	-	-	2,643	-	2,643
Shares issued under offering	1,150	26,450	-	-	-	26,450	-	26,450
Share issuance costs	-	(1,877)	-	-	-	(1,877)	-	(1,877)
Shares issued or accrued for services	8	120	-	-	-	120	-	120
Warrants exercised	16	339	-	-	-	339	-	339
Exchange of notes payable and accrued interest for iOx shares	-	-	-	-	-	-	184	184
Net loss for year	-	-	-	-	(16,870)	(16,870)	(2,299)	(19,169)
Balance, March 31, 2022	13,349	$158,324	$16,928	$958	$(55,005)	$121,205	$44,229	$165,434
Share-based compensation expense	-	-	4,276	-	-	4,276	-	4,276
Shares issued in Tarus acquisition	2,426	17,200	-	-	-	17,200	-	17,200
Shares issued in iOx exchange	1,070	9,737	-	-	-	9,737	(9,737)	-
Deferred obligation - iOx milestone	-	-	-	-	-	-	(5,478)	(5,478)
Excess of non-controlling interest acquired over consideration - iOx	-	29,609	-	-	-	29,609	(29,609)	-
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	94	900	-	-	-	900	-	900
Shares issued under ATM	167	944	-	-	-	944	-	944
Purchase of shares issued under Committed Purchase Agreement	480	2,038	-	-	-	2,038	-	2,038
Share issuance costs	-	(90)	-	-	-	(90)	-	(90)
Shares issued or accrued for services	20	120	-	-	-	120	-	120
Net unrealized loss on investments	-	-	-	(5,283)	-	(5,283)	-	(5,283)
Net loss for year	-	-	-	-	(104,611)	(104,611)	(55)	(104,666)
Balance, March 31, 2023	17,606	218,782	21,204	(4,325)	(159,616)	76,045	(650)	75,395
Share-based compensation expense	-	-	2,637	-	-	2,637	-	2,637
Shares issued under Registered Direct Offering	1,970	-	-	-	-	-	-	-
Shares issued under ATM	186	682	-	-	-	682	-	682
Share issuance costs under ATM	-	(20)	-	-	-	(20)	-	(20)
Shares issued or accrued for services	16	50	-	-	-	50	-	50
Shares issued pursuant to distribution of restricted stock units	6	5	-	-	-	5	-	5
Derecognition of investment in public company	-	-	-	4,363	(4,363)	-	-	-
Net unrealized loss on investments	-	-	-	(38)	-	(38)	-	(38)
Net loss for year	-	-	-	-	(75,339)	(75,339)	(43)	(75,382)
Balance, March 31, 2024	19,784	$219,499	$23,841	$-	$(239,318)	$4,022	$(693)	$3,329

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows

(U.S. Dollars in thousands)

	Years Ended March 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss for the year	$(75,382)	$(104,666)	$(19,169)
Adjustments for non-cash items:
Share-based compensation expense	2,637	4,276	9,142
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	(11,305)	(2,711)	—
Loss on Registered Direct Offering	2,432	—	—
Offering costs	662	—	—
Change in fair value of warrant liability	(6,868)	(33)	(852)
Impairment loss - iOx IPR&D	57,890	59,320	—
Impairment loss - Tarus IPR&D	23,615	4,585	—
Impairment loss - Stimunity	1,002	818	—
Impairment loss - Saugatuck	178	—	—
Impairment loss - Goodwill	—	43,862	—
Commitment fee under Committed Purchase Agreement	839	—	—
Gain on dissolution of investment in associate	(27)	—	—
Gain from sale of investment in public company	(725)	—	—
(Decrease) increase in deferred tax liability	(10,564)	(17,881)	4,394
Share of loss in associate	233	260	62
Fair value of shares issued for services	50	120	120
Depreciation	54	1	—
Foreign exchange transaction gain	—	(14)	—
Changes in operating working capital:
Prepaid expenses and other receivables	(32)	(1,232)	877
Other assets	40	24	(165)
Accounts payable and accrued liabilities	972	1,114	(1,212)
Other	2	84	39
Net cash used in operating activities	(14,297)	(12,073)	(6,764)

Cash flows from investing activities:
Proceeds from sale of investment in public company	2,812	—	—
Purchase of convertible note receivable	—	(614)	—
Purchase of equipment	—	(3)	—
Net cash used in investing activities	2,812	(617)	—

Cash flows from financing activities:
Proceeds from Registered Direct Offering	5,338	—	—
Proceeds from shares issued under ATM and Committed Purchase Agreement	682	2,982	—
Share issuance costs	(20)	(90)	(1,852)
Repayment of lease liability	(40)	—	—
Shares from RSU distribution	8	—	—
Repayment of notes payable assumed in Tarus acquisition	—	(2,000)	—
Repayment of milestone obligation assumed in Tarus acquisition	—	(1,009)	—
Proceeds from shares issued under registered offering	—	—	29,093
Proceeds from exercise of stock purchase warrants	—	—	105
Net cash (used in) provided by financing activities	5,968	(117)	27,346

(Decrease) increase in cash and cash equivalents during year	(5,517)	(12,807)	20,582
Cash and cash equivalents at beginning of year	10,545	23,352	2,770
Cash and cash equivalents at end of year	$5,028	$10,545	$23,352

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows (Cont’d)

(U.S. Dollars in thousands)

	Years Ended March 31,
	2024	2023	2022
Supplemental disclosure of cash flow information:
Cash paid for interest	$30	$—	$19
Increase in accounts payable for stock issuance costs	$—	$—	$25

Supplemental disclosure of non-cash investing and financing activities:
Exchange of Stimunity Convertible Note for Stimunity shares at fair value	$429	$—	$—
Right to use asset acquired	$87	$—	$—
Lease liability incurred	$87	$—	$—
Fair value of shares issued for Tarus	$—	$17,200	$—
Fair value of shares issued for non-controlling interest purchase of iOx	$—	$9,737	$—
Fair value of deferred purchase price payable - Tarus	$—	$8,538	$—
Fair value of deferred obligation - iOx milestone	$—	$5,478	$—
Liabilities assumed in Tarus acquisition	$—	$3,000	$—
Fair value of shares issued for commitment fees - Committed Purchase	$—	$900	$—
Net unrealized loss on investments in Intensity and Stimunity Convertible Note	$—	$(5,283)	$—
Exchange of iOx shares for settlement of notes payable, accrued interest and warrants	$—	$—	$184

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company” or “Portage”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 59 Wilton Road, Westport, CT, 06880, USA.

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

Portage is a clinical-stage immuno-oncology company advancing treatments the Company believes will be first-in class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of the Company’s future funding needs for clinical development of its programs as well as the current capital raising market for biotechnology companies, the Company made the decision to discontinue the Company sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further accrual to the Company sponsored adenosine program for both PORT-6 and PORT-7. The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action.

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

In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

NOTE 2. GOING CONCERN

As of March 31, 2024, the Company had cash and cash equivalents of approximately $5.0 million and total current liabilities of approximately $2.9 million. For the year ended March 31, 2024, the Company is reporting a net loss of approximately $75.4 million, and cash used in operating activities of approximately $14.3 million. As of July 31, 2024, the Company had approximately $3.1 million of cash and cash equivalents on hand.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 2. GOING CONCERN (Cont’d)

The Company’s cash and cash equivalents balance is decreasing, and the Company did not generate positive cash flows from operations for the fiscal year ended March 31, 2024 (“Fiscal 2024”).

Due to the Company’s future funding needs for clinical development of its programs as well as the current capital raising market for biotechnology companies, the Company made the decision to discontinue further clinical development of its iNKT program and pause further accrual to its sponsored adenosine program for both PORT-6 and PORT-7. The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of our company, a merger, restructurings, both in and out of court, company wind down, further financing efforts or other strategic action. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the consolidated statement of financial position (March 31, 2024).

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities. As previously discussed, the Company has discontinued the Company sponsored iNKT study and paused further accrual to the Company sponsored adenosine program in order to preserve cash resources. Additionally, during the fourth quarter of Fiscal 2024, the Company sold its shares in Intensity on Nasdaq.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan, beyond the potential proceeds that could be reasonably generated from its ATM program and Committed Purchase Agreement with Lincoln given the Company’s current trading volume on Nasdaq. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 15, “Capital Stock and Reserves,” for a further discussion.

There can be no assurance that the Company’s evaluation of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. Any potential transaction would be dependent on a number of factors that may be beyond the Company’s control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with the Company and the availability of financing to the Company or third parties in a potential transaction with the Company on reasonable terms. The process of reviewing strategic alternatives may require the Company to incur additional costs and expenses. It could negatively impact the Company’s ability to attract, retain and motivate key employees, and expose the Company to potential litigation in connection with this process or any resulting transaction. If the Company is unable to effectively manage the process, the Company’s financial condition and results of operations could be adversely affected. In addition, any strategic alternative that may be pursued and completed ultimately may not deliver the anticipated benefits or enhance shareholder value. There can be no guarantee that the process of evaluating strategic alternatives will result in the Company entering into or completing a potential transaction within the anticipated timing or at all. There is no set timetable for this evaluation and the Company does not intend to disclose developments with respect to this evaluation unless and until the Company determines that further disclosure is appropriate or legally required. As of July 31, 2024, the Company had approximately $3.1 million of cash and cash equivalents on hand, which the Company expects is only sufficient to cover its operating needs through December 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the consolidated statement of financial position (March 31, 2024).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), International Accounting Standards (“IAS”) 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 20, “Financial Instruments and Risk Management”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) on August 14, 2024.

Consolidation

The consolidated financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion. The Company’s 44% interest in Stimunity was transferred from Portage to iOx in December 2023 and was increased to 48.9% upon the conversion of the convertible note to equity;

(c)	Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands. “Saugatuck and subsidiary” refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware; and

(g)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of Portage incorporated in Delaware.

All inter-company balances and transactions have been eliminated in consolidation.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Consolidation (Cont’d)

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. As of March 31, 2024, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

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

Significant areas where estimates are made include valuation of financial instruments (including the Stimunity Convertible Note) (as defined below), deferred tax assets and liabilities, warrant liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development and warrant liabilities.

Reclassifications

Certain prior year amounts between research and development costs and general and administrative expenses have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, which have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Financial Instruments

i) Financial Assets

Classification

Upon the initial recognition of financial assets, the financial assets are classified as one of the following measurement methodologies: (a) amortized cost, (b) fair value through other comprehensive income (“FVTOCI”), or (c) fair value through profit or loss (“FVTPL”).  Subsequent measurement will be based on the initial classification of the financial assets.

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

March 31, 2024 and 2023

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

The Company irrevocably elected to classify its investment in Intensity as FVTOCI.

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

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The investment in associate (Stimunity) and the Stimunity Convertible Note receivable are accounted for as FVTPL.

ii) Financial Liabilities

The Company’s financial liabilities include accounts payable and accrued liabilities, which approximate fair value due to their short maturity, lease liability, warrant liability, deferred purchase price payable and deferred obligation.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Warrant Liability

In connection with the SalvaRx Acquisition, the Company acquired notes payable and associated warrants, which were recorded at fair value on the date of the acquisition. 33,888 warrants expired unexercised in October 2022. See Note 13, “Warrant Liability” for a further discussion.

On September 29, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “Registered Direct Offering”) and a concurrent private placement (the “Private Placement,” and together with the Registered Direct Offering, the “Offerings”). The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, the Company sold (i) 1,970,000 shares of the Company’s ordinary shares at a purchase price of $1.90 per share and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant. All Pre-Funded Warrants, which were immediately exercisable for one ordinary share at an exercise price of $0.001 per share, were exercised in full on May 29, 2024.

In the Private Placement, the Company issued to such institutional and accredited investor unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series A Warrants”), unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series B Warrants”), and unregistered warrants to purchase up to 3,157,895 ordinary shares (the “Series C Warrants,” together with the Series A Warrants and the Series B Warrants, the “Private Warrants”), together exercisable for an aggregate of up to 9,473,685 ordinary shares (the “Private Warrant Shares”). Pursuant to the terms of the Purchase Agreement, for each ordinary share and each Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to the Company from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

The Company filed the Resale Registration Statement (as defined below) to register for the resale of the Private Warrant Shares and the ordinary shares issuable upon the exercise of the Placement Agent Warrants, which was declared effective by the SEC on November 7, 2023. Pursuant to the terms of the Purchase Agreement, the Company is obligated to use its commercially reasonable efforts to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) no longer owns any Private Warrants or ordinary shares issuable upon exercise thereof.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Series B Warrants, Series C Warrants and Placement Agent Warrants

The Company accounts for the Series B Warrants, the Series C Warrants and the Placement Agent Warrants (defined below) under IAS 9, “Financial Instruments” and IAS 32, “Financial Instruments: Presentation”.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

The Series B Warrants, the Series C Warrants and the Placement Agent Warrants (defined below) include the obligation, in the event of a Fundamental Transaction, as defined in such warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that such warrants met the criteria of paragraphs 16A and 16B of IAS 32 and should be reflected as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive income (loss).

Series A Warrants and Pre-Funded Warrants

The Series A Warrants and the Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the ordinary shares with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase such warrants, and permit the holders to receive a fixed number of ordinary shares upon exercise. In addition, the Series A Warrants and the Pre-Funded Warrants do not provide any guarantee of value or return. See Note 15, “Capital Stock and Reserves,” for a further discussion.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 4.  SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Impairment of Financial Assets and Intangible Assets

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

Foreign Currencies

The functional and presentation currency of the Company and its subsidiaries (see Note 3, “Basis of Presentation”) is the U.S. dollar. Monetary assets and liabilities are translated at exchange rates in effect at the consolidated statement of financial position date. Non-monetary assets are translated at exchange rates in effect when they were acquired. Revenue and expenses are translated at the approximate average rate of exchange for the period. Foreign currency differences arising on retranslation are recognized in income or loss.

The effect of exchange rates on the Company’s foreign currency-denominated asset and liability balances are recorded as foreign currency transaction losses in the determination of net income (loss).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and amounts invested in underlying Treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2024 and 2023, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Interest income earned on such investments totaled $0.274 million, $0.217 million and nil in the years ended March 31, 2024, 2023 and 2022, respectively.

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

March 31, 2024 and 2023

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Share-based payments to employees, officers and directors are recorded and reflected as an expense over the vesting period with a corresponding increase in the stock option reserve. On exercise, the associated amounts previously recorded in the stock option reserve are transferred to common share capital.

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised into ordinary shares using the treasury stock method and convertible debt instruments were converted into ordinary shares using the if-converted method. Diluted loss per share is calculated by dividing net loss applicable to ordinary shares by the sum of the weighted average number of ordinary shares outstanding and all additional ordinary shares that would have been outstanding if potentially dilutive common shares had been issued. The share and per share information has been retroactively adjusted to reflect the impact of the stock dividend.

The inclusion of the Company's stock options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2024, 2023 and 2022. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation (see Note 17, “Loss Per Share”).

	As of March 31,
	2024	2023	2022
Warrants	9,631,580	—	33,888
Stock options	1,805,620	1,963,420	1,151,400
Restricted stock units	369,340	378,740	378,740

Investment in Public Company

The investment is comprised of shares of private/public companies that have been acquired through a private placement. The investment is initially recorded at fair value. Following acquisition, the Company evaluates whether control or significant influence is exerted by the Company over the affairs of the investee company. Based on the evaluation, the Company accounts for the investment using either the consolidation, equity accounting or fair value method (see Note 7, “Investment in Public Company”). The Company sold the entire investment in Fiscal 2024.

Investment in Associate

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The investment in associate was written down to nil as of March 31, 2024.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

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

March 31, 2024 and 2023

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

March 31, 2024 and 2023

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in Fiscal 2024

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

(a)	IAS 1: Presentation of Financial Statements

The amendment to IAS 1 clarifies how to classify debt and other liabilities as either current or non-current. The amendment is effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the new guidance and impacts on its consolidated financial statements.

(b)	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10, “Consolidated Financial Statements,” and IAS 28, “Investments in Associates and Joint Ventures,” in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, “Business Combinations,” between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company is evaluating whether the adoption of the above amendment will have a material impact on its consolidated financial statements.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

	As of March 31,
(In thousands)	2024	2023

Prepaid clinical research costs	$1,924	$1,653
Prepaid insurance	575	621
Other prepaid expenses	65	56
Tax deposits	64	119
Other receivables	39	71
Research & development tax credits	—	169
Total prepaid expenses and other receivables	$2,667	$2,689

NOTE 6. INVESTMENT IN ASSOCIATE AND CONVERTIBLE NOTE RECEIVABLE

Details of the Company’s associate, Stimunity S.A. (“Stimunity”), as of March 31, 2024 and 2023 are as follows:

Name	Principal Activity	Place of Incorporation and Principal Place of Business	Voting Rights Held as of March 31, 2024	Voting Rights Held as of March 31, 2023
Associate: Stimunity S.A.	Biotechnology	Paris, France	48.9%	44.0%

The following table is a roll-forward of the Company’s investment in Stimunity as of and for the years ended March 31, 2024, 2023 and 2022:

	As of and for the Years Ended March 31,
(In thousands)	2024	2023	2022

Balance, beginning of year	$806	$1,673	$1,735
Share of loss	(233)	(260)	(62)
Conversion of Stimunity Convertible Note	429	—	—
Impairment loss	(1,002)	(607)	—
Balance, end of year	$—	$806	$1,673

The Company accounted for its investment in Stimunity under the equity method and, accordingly, recorded its share of Stimunity’s earnings or loss based on its ownership percentage. The Company recorded loss in equity in Stimunity of $233,000, $260,000 and $62,000 for the years ended March 31, 2024, 2023 and 2022, respectively.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 6. INVESTMENT IN ASSOCIATE AND CONVERTIBLE NOTE RECEIVABLE (Cont'd)

On September 12, 2022, the Company funded a €600,000 convertible note (the “Stimunity Convertible Note”) with a maturity date of September 1, 2023 (the “Maturity Date”). The Stimunity Convertible Note provided for simple interest at 7% per annum and provided for automatic conversion into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%, or if Stimunity completed a financing with a new category of shares (other than common shares or Series A shares of Stimunity) for at least €5 million (the “Minimum Raise”), the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares of Stimunity. Stimunity did not close a financing prior to the Maturity Date. In December 2023, the Company completed a transfer of its equity in Stimunity and the Stimunity Convertible Note to iOx. In connection with that transfer, the Stimunity Convertible Note was converted into 1,768 Class A shares of Stimunity. See Note 18, “Commitments and Contingent Liabilities – Stimunity Convertible Note,” for a further discussion.

The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. The Company recognized an unrealized gain of $0.039 million through OCI in the fiscal year ended March 31, 2023 (“Fiscal 2023”) to reflect the change in translation rate for the Stimunity Convertible Note settleable in euros, increasing the carrying value of the Stimunity Convertible Note to $0.653 million.

As of each of March 31, 2024, and 2023, the Company determined that there were indications of impairment of both the investment in associate and the Stimunity Convertible Note receivable, based upon the inability of Stimunity to obtain financing. The Company performed an IAS 36 fair value analyses and recorded provisions of impairment of $0.607 million and $0.211 million, with respect to the investment in associate and the Stimunity Convertible Note receivable, respectively, at March 31, 2023. Finally, in the year ended March 31, 2024, the Company determined that it would not fund additional operations at Stimunity and accordingly, recorded provisions for impairment totaling $1.0 million, reducing the investment to nil at March 31, 2024.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 7. INVESTMENT IN PUBLIC COMPANY

The following table is a roll-forward of the investments in Intensity as of March 31, 2024 and 2023:

(In thousands)	Intensity

Balance as of April 1, 2022 (including unrealized gain of $1.611)	$7,409
Unrealized loss on investment	(5,322)
Balance as of March 31, 2023	2,087
Proceeds received from sale of Intensity shares	(2,812)
Gain on sale of Intensity	725
Balance as of March 31, 2024	$–

The following is a discussion of the Company’s investment in Intensity Therapeutics, Inc. (“Intensity”) as of March 31, 2024 and 2023.

Intensity Therapeutics, Inc.

In connection with the SalvaRx Acquisition in fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a private clinical stage biotechnology company, of 1.0 million shares, which represented a 7.5% equity interest in Intensity. The investment was recorded at fair value (which approximates cost) at the Acquisition Date. The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through other comprehensive income (“OCI”). Upon Intensity’s initial public offering (“IPO”) effective June 30, 2023, discussed below, the fair value of the asset is determined by quoted market price.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), a wholly-owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares of the Company. The sole asset of IHL consisted of 288,458 shares of Intensity. This transaction increased the Company’s ownership of Intensity to 1,288,458 shares.

On October 28, 2021, Intensity filed a Form S-1 Registration Statement with the SEC to register shares for an IPO, which was declared effective by the SEC, but subsequently withdrawn prior to closing.

Subsequently, Intensity amended its Form S-1 Registration Statement and continued to complete its IPO. As of March 31, 2023, the Company undertook an IAS 36 fair value analysis based on the continued existence of external indications of impairment, which resulted in an aggregate $5.322 million of unrealized loss recognized through OCI during Fiscal 2023 and a net investment in public company balance of $2.087 million as of March 31, 2023.

In April 2023, Intensity completed a 1:2 reverse stock split, which reduced the Company’s holdings to 644,229 shares.

On July 5, 2023, Intensity completed an IPO of its common stock selling 3,900,000 shares at a price of $5.00 per share generating net proceeds of approximately $16.2 million. In connection with the offering, Intensity’s common stock began trading on Nasdaq on June 30, 2023, under the ticker symbol “INTS.” The Company received an additional 2,659 shares in connection with the offering pursuant to certain anti-dilution rights. Intensity sold its overallotment shares totaling 585,000 shares, which closed on July 7, 2023.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 7. INVESTMENT IN PUBLIC COMPANY (Cont’d)

The Company owned approximately 4.7% of the issued and outstanding shares of Intensity as of December 31, 2023. The Company’s lock-up with respect to Intensity shares expired on January 2, 2024. The Board authorized and, in January 2024, began selling its shares in Intensity on Nasdaq. In accordance with the accounting for the investment in Intensity as FVTOCI, the cumulative OCI of $3.7 million at March 31, 2023 was transferred to accumulative deficit in connection with the sale of Intensity in 2024. During the quarter ended March 31, 2024, the Company sold 100% of its investment in Intensity for proceeds of $2.812 million and recognized a gain of $0.725 million.

NOTE 8. LEASE

The Company entered into a lease of office space, which commenced on May 1, 2023 (the “Original Lease”). The Original Lease provided for an original term of two years with an option to renew the Original Lease for an additional term of three years. The Company has included the extension option in the Original Lease analysis under IFRS 16, based upon management’s intentions. The Company calculated the Original Lease liability using its incremental borrowing rate of 13%. The Company provided a $0.013 million security deposit.

During the quarter ended March 31, 2024, the Company determined a change of circumstances had occurred and that it was not likely to renew the lease. On February 20, 2024, the Company entered into an amendment of the Original Lease (the “Amended Lease”), which commenced on March 1, 2024. The Amended Lease provides for a smaller lease space and a lower base rent per month, subject to similar escalations as the Original Lease. The term of the Amended Lease is the same as the Original Lease’s expiration date of May 25, 2025. The Amended Lease provides for a term of one year with an option to renew the Amended Lease for an additional term of three years. The effect of the change in circumstance reduced the asset and liability by $0.215 million, prospectively, beginning March 2024.

The Amended Lease liability is payable as follows (in thousands):

Twelve Months Ended March 31,	Amount
2025	$43
2026	7
Total	50
Less: Interest	(3)
Total lease liability	47
Lease liability - current	40
Lease liability - non-current	$7

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 9. ACQUISITION OF TARUS

On July 1, 2022, the Company, its wholly-owned subsidiary, Portage Merger Sub I, Inc., its wholly-owned subsidiary, Portage Merger Sub II, LLC and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Per the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC, with the surviving entity renamed “Tarus Therapeutics, LLC”. The Tarus merger entitles the Company to the rights, know-how and/or ownership related to the assets developed by Tarus (the “Adenosine Compounds”), including:

1.	All rights and obligations related to the License Agreement between Tarus and Impetis Biosciences Limited, dated October 29, 2019 (“Tarus License Agreement”), and the call option under the Tarus License Agreement, which was exercised on November 5, 2020;

2.	All intellectual property and related documents owned or controlled by Tarus, including issued or pending patents, patent applications and trade secrets. Additionally, any draft submissions and/or correspondence with patent authorities;

3.	All documents and supplies related to Adenosine Compounds (as defined in the Tarus License Agreement) including inventory, reagents, data, assays, reports, vendor agreements and other information related to the preclinical development;

4.	All clinical supplies, manufacturing know-how, batch records, regulatory documents pertaining to the Adenosine Compounds, certain reservations for manufacturing campaigns and any related agreements;

5.	All regulatory documents and correspondence pertaining to the Adenosine Compounds;

6.	All contract research organization (“CRO”) agreements and protocol related documents for Adenosine Compounds;

7.	All current documents related to market research, forecasting, budgets and competitive intelligence; and

8.	Rights to the use of Tarus Therapeutics’ name for regulatory purposes.

As consideration for Tarus, the Company issued to former Tarus shareholders an aggregate of 2,425,999 ordinary shares of Portage, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares of Portage. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve-month lock-up period, are also subject to a three-month dribble-out period, which commenced July 1, 2023. During the dribble out period, each holder may not sell more than 10% of the average trading volume of the Company’s ordinary shares for the rolling three-month period prior to the date on which the holder executes a trade of the Company’s ordinary shares without its prior written consent (which the Company is permitted to withhold at its sole discretion). Additionally, in the event that the Company resumes the clinical trial and further accrual of its adenosine program, milestone payments of up to $32 million in cash or Portage ordinary shares (at the discretion of the Company) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 9. ACQUISITION OF TARUS (Cont’d)

In connection with the acquisition of Tarus, the Company performed a fair value analysis of the assets acquired and liabilities assumed. The Company based the analysis on its clinical plan and timing of development events, and the probabilities of success determined primarily based upon empirical third-party data and Company experience as well as the relevant cost of capital. In its fair value analysis, the Company used the Multi-Period Excess Earnings Method for PORT-6 and PORT-7 and the Replacement Cost Method for PORT-8 and PORT-9, determined based upon the maturity of the assets and the availability of sufficient data to measure fair value. The Company recorded the ordinary shares issued at $17.2 million, which represented the aggregate market value of the ordinary shares issued on July 1, 2022. The Company followed the guidance of IAS 3 and IAS 32 and recorded a deferred purchase price payable - Tarus of $8.538 million, which reflected the estimated acquisition date fair value of contractual milestone obligations incurred. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The Company recorded the obligation as a non-current liability, in accordance with the provisions IAS 32 with respect to the classification of financial assets and financial liabilities. The Company determines the fair value of the contractual milestone obligations at each consolidated statement of financial position date. Any change to the fair value is recorded in the Company’s statements of operations and other comprehensive income (loss). The balance of the deferred purchase price - Tarus was nil and $7.179 million as of March 31, 2024 and 2023, respectively. See Note 20, “Financial Instruments and Risk Management,“ for a further discussion.

The following table summarizes the original purchase price allocation to the fair value of assets acquired and liabilities assumed for Tarus:

Assets:	(In thousands)
Identifiable intangible assets	$28,200
Goodwill	538
Total assets	$28,738
Consideration:
Fair value of shares issued	$17,200
Liabilities assumed	3,000
Deferred purchase consideration at fair value	8,538
Total liabilities	$28,738

Pro forma Information

Summary unaudited pro forma condensed results of operations for the years ended March 31, 2023 and 2022, assuming the Tarus acquisition had occurred at the beginning of the earliest period presented, are as follows:

	Years Ended March 31,
(In thousands)	2023	2022
Loss from operations	$(16,277)	$(17,931)
Loss before provision for income taxes	$(122,239)	$(17,164)
Net loss	$(104,383)	$(21,516)
Total comprehensive loss for year	$(109,666)	$(21,516)
Loss per share	$(5.63)	$(1.24)

There are no pro forma adjustments for the year ended March 31, 2024 since the operating results for the year ended March 31, 2024 include the results of operations of Tarus.

These pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the period presented, and they may not be indicative of results expected in the future.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 10. GOODWILL

The following is a roll-forward of goodwill:

As of March 31,
(In thousands)	2023

Balance, beginning of year	$43,324
Tarus goodwill	538
Loss on impairment	(43,862)
Balance, end of year	$—

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

As of March 31, 2024, the Company determined that it has only one CGU, the consolidated Portage Biotech Inc.

Impairment Review

On an annual basis, pursuant to IAS 36, the Company assesses its long-lived assets with definite lives, which are not yet available for use, for potential indicators of impairment.

If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in each of Fiscal 2023 and the year ended March 31, 2022 (“Fiscal 2022”) and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

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

March 31, 2024 and 2023

NOTE 10. GOODWILL (Cont’d)

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

As of March 31, 2023, management determined that there were external factors, including the fact that the Company’s market capitalization was less than its net assets. As a result, the Company completed an IAS 36 fair value analyses for all assets required to be tested. The studies evaluated current market conditions, costs of capital, the Company’s development plans and recorded losses on impairment aggregating $64.723 million. The Company further assessed the CGU and determined that a loss on impairment was required for all of the goodwill previously recognized. Accordingly, the Company recognized a loss on impairment of $43.862 million with respect to goodwill, reducing the goodwill to nil at March 31, 2023.

NOTE 11. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY

In-process research and development (“IPR&D”) consists of the following projects (in thousands):

		Value as of March 31,
Project #	Description	2024	2023
iOx:
PORT 2 (IMM60)	Melanoma & Lung Cancers	$—	$36,181
PORT 3 (IMM65)	Ovarian/Prostate Cancers	—	21,709
		—	57,890

Oncomer/Saugatuck	DNA Aptamers	—	178

Tarus:
PORT-6 & PORT-7	Adenosine Receptors	—	22,723
PORT-8	Adenosine Receptors	—	420
PORT-9	Adenosine Receptors	—	472
		—	23,615

In-process research and development		$—	$81,683

Deferred tax liability		$—	$13,195

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 11. IN-PROCESS RESEARCH AND DEVELOPMENT AND DEFERRED TAX LIABILITY (Cont’d)

As indicated in the goodwill discussion above, the Company identified external indicators of potential impairment as of March 31, 2024 and March 31, 2023. Pursuant to IAS 36, the Company evaluated the current capital markets, the increasing costs of capital, and the delays in the timing of asset development and concluded that provisions for impairment were required during the years ended March 31, 2024 and 2023 with respect to the iOx IPR&D and the Tarus IPR&D. During the year ended March 31, 2023, the Company recognized an impairment of $59.320 million with respect to the iOx assets, reducing the Company’s carrying value from $117.210 million to $57.890 million and an impairment of $4.585 million with respect to the Tarus assets, reducing the Company’s carrying value from $28.200 million to $23.615 million. During the year ended March 31, 2024, the Company recognized impairments aggregating $57.890 million with respect to the iOx assets, which represented full impairment and reduced the Company’s carrying value from $57.890 million to nil and an impairment of $23.615 million, which represented full impairment with respect to the Tarus assets and reduced the Company’s carrying value from $23.615 million to nil . As of March 31, 2024, the deferred tax liability in the U.K. was reduced to nil as a result of the IPR&D impairment losses recognized by iOx for financial statement purposes. Additionally, the Company derecognized deferred tax assets previously recognized, providing a full valuation reserve for the deferred tax assets.

NOTE 12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of March 31,
(In thousands)	2024	2023

Accrued CRO	$1,137	$58
Accrued bonuses and other payroll-related expenses	525	465
Accounts payable	482	274
Accrued legal fees	194	357
Accrued accounting and auditing fees	189	133
Accrued other professional fees	157	229
Accrued clinical and R&D services	109	264
Other	43	34
Accrued rent and administration	—	51
Total accounts payable and accrued liabilities	$2,836	$1,865

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 13. WARRANT LIABILITY

The following table summarizes the changes in the warrant liability during the year ended March 31, 2024:

	Exercise Price	Warrants	Fair Value Balance
			In 000’$
Warrant liability as of April 1, 2023	$—	–	$—
Fair value of warrants at issuance on October 3, 2023:
Class B Warrants	$2.26	3,157,895	3,537
Class C Warrants	$2.26	3,157,895	4,663
Placement Agent Warrants	$2.375	157,895	232
Change in fair value of warrant liability	—	–	(6,868)
Warrant liability as of March 31, 2024		6,473,685	$1,564

On September 29, 2023, the Company entered into the Purchase Agreement with an institutional and accredited investor in connection with the Registered Direct Offering and the Private Placement. The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, the Company sold (i) 1,970,000 shares of the Company’s ordinary shares at a purchase price of $1.90 per share and (ii) Pre-Funded Warrants to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant. All Pre-Funded Warrants, which were exercisable for one ordinary share at an exercise price of $0.001 per share, were exercised in full on May 29, 2024.

In the Private Placement, the Company issued to such institutional and accredited investor Series A Warrants to purchase up to 3,157,895 ordinary shares, Series B Warrants to purchase up to 3,157,895 ordinary shares, and Series C Warrants to purchase up to 3,157,895 ordinary shares, together exercisable for an aggregate of up to 9,473,685 ordinary shares. Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $1.90 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $2.26 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to the Company from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses of approximately $0.7 million.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 13. WARRANT LIABILITY (Cont’d)

Pursuant to an engagement letter, dated as of August 26, 2023, between the Company and H.C. Wainwright & Co., LLC (the “Placement Agent”), the Company paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. The Company also paid the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, the Company issued to the Placement Agent, or its designees, warrants to purchase up to 157,895 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represented 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Series B Warrants and the Series C Warrants, except that the Placement Agent Warrants have an exercise price equal to $2.375, or 125% of the offering price per ordinary share sold in the Registered Direct Offering and will be exercisable for five years from the commencement of the sales pursuant to the Offerings. The Private Warrants, Private Warrant Shares, Placement Agent Warrants and ordinary shares underlying the Placement Agent Warrants were registered for resale under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a registration statement on Form F-1 that was declared effective by the SEC on November 7, 2023 (the “Resale Registration Statement”).

The Series B Warrants, the Series C Warrants and the Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IAS 9, “Financial Instruments” and IAS 32, “Financial Instruments: Presentation,” such warrants will be accounted for as financial liabilities on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive income (loss). The Company allocated the net proceeds of $5.3 million for the Registered Direct Offering to the warrant liability and recognized the excess of the fair value of the warrant liabilities at inception of $3.1 million as a loss on the Registered Direct Offering of $2.4 million and offering expenses of $0.7 million. The Company also recorded a gain of $6.9 million from the change in the fair value of the warrant liabilities for the year ended March 31, 2024, resulting in a warrant liability balance at March 31, 2024 of $1.6 million.

The Company filed the Resale Registration Statement to register for the resale of the Private Warrant Shares and the ordinary shares issuable upon the exercise of the Placement Agent Warrants, which was declared effective by the SEC on November 7, 2023. Pursuant to the terms of the Purchase Agreement, the Company is obligated to use its commercially reasonable efforts to keep the Resale Registration Statement effective at all times until such institutional and accredited investor (and its successors and assigns) no longer owns any Private Warrants or ordinary shares issuable upon exercise thereof.

The accounting for the Series A Warrants and the Pre-Funded Warrants is detailed below in Note 15, “Capital Stock and Reserves.”

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 13. WARRANT LIABILITY (Cont’d)

Series B Warrants

A fair value of $1.12 per each Series B Warrant was identified at the issue date of October 3, 2023. A fair value of $0.17 per each warrant has been identified as of March 31, 2024.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2024
Exercise price	$2.26	$2.26
Share price	$1.97	$0.56
Expected life (in years)	3.01	2.51
Expected volatility	90.4%	101.72%
Risk-free interest rate	4.95%	4.49%
Dividend yield	—	—

Series C Warrants

A fair value of $1.48 per each Series C Warrant was identified at the issue date of October 3, 2023. A fair value of $0.31 per each warrant has been identified as of March 31, 2024.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2024
Exercise price	$2.26	$2.26
Share price	$1.97	$0.56
Expected life (in years)	5.00	4.51
Expected volatility	100.7%	105.94%
Risk-free interest rate	4.80%	4.26%
Dividend yield	—	—

Placement Agent Warrants

A fair value of $1.47 per each Placement Agent Warrant was identified at the issue date of October 3, 2023. A fair value of $0.31 per each warrant has been identified as of March 31, 2024.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2024
Exercise price	$2.38	$2.38
Share price	$1.97	$0.56
Expected life (in years)	4.99	4.51
Expected volatility	100.7%	105.94%
Risk-free interest rate	4.80%	4.26%
Dividend yield	—	—

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 14. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations.

PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable.

iOx is subject to U.K. taxes.

The (expense) benefit from income taxes consists of the following for the years ended March 31, 2024 and 2023 (U.S. Dollars in thousands):

	Years Ended March 31,
(In thousands)	2024	2023

Current:
Federal	$(16)	$(25)
State and local	—	—
Foreign	—	—
Total current	(16)	(25)

Deferred:
Federal	—	—
State and local	—	—
Foreign	10,564	17,881
Total deferred	10,564	17,881
Benefit from income taxes	$10,548	$17,856

The following is a reconciliation of the U.S. taxes to the effective income tax rates for the years ended March 31, 2024 and 2023 (U.S. Dollars in thousands):

	Years Ended March 31,
	2024	2023
Loss on ordinary activities before tax	$(2,027)	$(2,252)
Statutory U.S. income tax rate	21.0%	21.0%
Income tax benefit at statutory income tax rate	426	474
Share-based compensation expense recognized for financial statement purposes	(486)	—
Other losses (unrecognized)	(6)	(604)
Utilization of losses not previously benefitted	50	105
Income tax (expense)	$(16)	$(25)

As of March 31, 2024, the Company had $0.6 million of federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized and $0.4 million of items deducted for financial statements but not for federal income tax purposes, excluding share-based compensation. As of March 31, 2024 and 2023, the Company had U.S. deferred tax assets of $0.1 million and $0.2 million, respectively.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 14. INCOME TAXES (Cont’d)

The following is a reconciliation of the U.K. taxes to the effective income tax rates for the years ended March 31, 2024 and 2023 (U.S. Dollars in thousands):

	Years Ended March 31,
	2024	2023
Loss on ordinary activities before tax	$(64,836)	$(63,248)
Statutory U.K. income tax rate	25.0%	19.0%
Loss at statutory income tax rate	16,209	12,017

Change from increase in deferred income tax rate	—	3,795
Losses for which no benefit was taken	(272)	—
Derecognition of deferred tax assets	(4,090)	—
Foreign currency effect and other	(1,283)	2,069
Income tax benefit	$10,564	$17,881

Research and development credit receivables of $0.2 million was included in prepaid expenses and other receivables on the consolidated statement of financial position as of March 31, 2023. The receivable was collected in July 2023.

The following is a reconciliation of financial statement income (loss) to tax basis income (loss) (in thousands):

	Years Ended March 31,
	2024				2023
	United States	BVI	United Kingdom	Total	United States	BVI	United Kingdom	Total

Pre-tax loss	$(2,027)	$(19,067)	$(64,836)	$(85,930)	$(2,252)	$(57,022)	$(63,248)	$(122,522)
Share-based compensation expense for financial statement purposes for which no benefit was taken	2,315	—	—	2,315	—	—	—	—
Loss for which no benefit was taken	11	—	1,086	1,097	2,875	—	59,320	62,195
Losses not subject to tax	—	19,067	—	19,067	—	57,022	—	57,022
Utilization of losses not previously benefitted	(239)	—	—	(239)	(498)	—	—	(498)
Other	14	—	—	14	—	—	—	—
Taxable income (loss)	$74	$—	$(63,750)	$(63,676)	$125	$—	$(3,928)	$(3,803)

As of March 31, 2024 and 2023, the Company’s deferred tax assets and liabilities in the U.K. consisted of the effects of temporary differences attributable to the following (U.S. Dollars in thousands):

	As of March 31,
	2024	2023
Deferred tax assets:
Net operating loss	$(5,590)	$(4,131)
Deferred tax asset (unrecognized)	5,590	1,500
Deferred tax asset	—	(2,631)

Deferred tax liabilities:
In-process research and development	—	13,195
Deferred tax liability	—	13,195

Net deferred tax liability	$—	$10,564

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 14. INCOME TAXES (Cont’d)

iOx generated no research and development cash credits recorded for the years ended March 31, 2024 and 2023.

As of March 31, 2024 and 2023, iOx had a net deferred tax liability of nil and approximately $10.6 million, respectively. For the year ended March 31, 2024, the Company recorded a reduction of the deferred tax liability of approximately $15.9 million, based upon the full loss on impairment of the IPR&D of $57.9 million, which reduced the expected realizability of such assets on which the deferred tax liability was determined, partially offset by the derecognition of certain current losses totaling approximately $4.1 million, based upon their estimated realizability and the impact of currency of approximately $1.3 million resulting in a net tax benefit of $10.6 million. For the year ended March 31, 2023, the Company recognized an aggregate reduction in net deferred tax liability of $17.9 million, comprised of $11.3 million to recognized the deferred tax effect of loss on impairment recognized with respect to the iOx IPR&D, $0.7 million related to other current year losses, $3.8 million to reflect the change related to the future U.K. tax rates and $2.1 million to reflect the effect of the change in exchange rates on the liability settleable in British pound sterling.

There is no expiration date for accumulated tax losses in the U.K. entities.

NOTE 15. CAPITAL STOCK AND RESERVES

Authorized ordinary shares: Unlimited number of Portage ordinary shares without par value.

1.	The following is a roll-forward of Portage’s ordinary shares for the years ended March 31, 2024 and 2023:

	Years Ended March 31,
	2024		2023
	Ordinary Shares	Amount	Ordinary Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of year	17,606	$218,782	13,349	$158,324
Shares issued under Registered Direct Offering, net of issue costs	1,970	—	—	—
Shares issued under ATM, net of issue costs	186	662	167	915
Shares issued or accrued for services	16	50	20	120
Shares issued pursuant to distribution of restricted stock units	6	5	—	—
Shares issued in Tarus acquisition	—	—	2,426	17,200
Shares issued in iOx exchange	—	—	1,070	9,737
Excess of non-controlling interest acquired over consideration – iOx	—	—	—	29,609
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	—	—	94	900
Purchase of shares issued under Committed Purchase Agreement, net of issue costs	—	—	480	1,977
Balance, end of year	19,784	$219,499	17,606	$218,782

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 15. CAPITAL STOCK AND RESERVES (Cont’d)

Portage filed a shelf registration statement with the SEC in order to sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“March 2021 Registration Statement”). In connection with the March 2021 Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by Portage of up to $200 million in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covered the offer, issuance and sale by Portage in its ATM offering of up to a maximum aggregate offering price of $50 million of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 1,150,000 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald;
•	a prospectus supplement dated August 19, 2022, for the resale of up to $30 million in ordinary shares that Portage may sell from time to time to Lincoln and an additional 94,508 shares that were issued to Lincoln; and
•	a prospectus supplement dated September 29, 2023 for the offer, issuance and sale by Portage in a registered direct public offering through H.C. Wainwright & Co., the placement agent, to an institutional and accredited investor of (i) 1,970,000 ordinary shares at a purchase price of $1.90 per share; and (ii) Pre-Funded Warrants to purchase up to 1,187,895 ordinary shares, at a purchase price of $1.899 per Pre-Funded Warrant Shares, for aggregate gross proceeds of approximately $6 million. All Pre-Funded Warrants, which were exercisable for one ordinary share at an exercise price of $0.001 per share, were exercised in full on May 29, 2024.

The Sales Agreement permits the Company to sell in an ATM program up to $50 million of ordinary shares from time to time. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act.

During Fiscal 2022, the Company sold 90,888 ordinary shares under the ATM program, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

The Company has issued 2,425,999 ordinary shares in connection with the acquisition of Tarus Therapeutics, Inc. and in connection with the Tarus Therapeutics, Inc.’s acquisition it may issue additional ordinary shares. See Note 9, “Acquisition of Tarus,” for a further discussion.

On July 18, 2022, the Company entered into the iOx Share Exchange Agreement under which it exchanged 1,070,000 ordinary shares of the Company for the remaining minority interest of 21.68% of iOx. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 15. CAPITAL STOCK AND RESERVES (Cont’d)

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

During Fiscal 2023, the Company sold 480,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

During Fiscal 2022, the Company commenced an ATM program, and it sold 90,888 ordinary shares, generating gross proceeds of approximately $2.6 million ($2.5 million, net of commissions).

During Fiscal 2023, the Company sold 166,145 ordinary shares under the ATM program, generating net proceeds of approximately $0.9 million.

During Fiscal 2024, the Company sold 186,604 ordinary shares under the ATM program, generating net proceeds of approximately $0.7 million.

The Company’s March 2021 Registration Statement expired on February 24, 2024. In order to issue additional shares under its ATM program or the Committed Purchase Agreement (as defined below) in the future, the Company would be required to file a new registration statement, which must be declared effective by the SEC prior to use, and to file a prospectus supplement related to the ATM program and the Committed Purchase Agreement, as the case may be.

Furthermore, the ATM program and the Committed Purchase Agreement with Lincoln are generally limited based on, among other things, the Company’s Nasdaq trading volume. Under the Baby Shelf Rule, the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by the Company’s non-affiliates, which limitation may change over time based on its stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. Accordingly, the Company is limited by the Baby Shelf Rule as of the filing of this Form 20-F, until such time as its non-affiliate public float exceeds $75 million.

On September 29, 2023, the Company entered into the Purchase Agreement with an institutional and accredited investor in connection with the Registered Direct Offering and the Private Placement. The Offerings closed on October 3, 2023.

See Note 13, “Warrant Liability,” for a discussion of the Registered Direct Offering.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 15. CAPITAL STOCK AND RESERVES (Cont’d)

2.	Nature and Purpose of Reserves

(a)	Stock Option Reserve

The stock option reserve reflects the reserve of compensation expense recognized over the vesting period based upon the grant date fair value of the Company’s equity settled grants calculated in accordance with IFRS 2, “Share-based Payment”. See Note 16, “Stock Option Reserve,” below for a further discussion.

(b)	Accumulated Other Comprehensive Income (Loss)

	As of March 31,
(In thousands)	2024	2023

Balance, beginning of year	$(4,325)	$958
Investment in public company at FVTOCI - net change in fair value	—	(5,322)
Derecognition of investment in public company at FVTOCI	3,711	—
Investment in associate at FVTPL - net change in fair value	(12)	39
Investment in associate at FVTPL - recognition of net change in fair value	(27)	—
Other investments - derecognition of investment at FVTOCI	653	—
Balance, end of year	$—	$(4,325)

NOTE 16. STOCK OPTION RESERVE

(a)	The following table provides the activity for the Company’s stock option reserve for the years ended March 31, 2024 and 2023:

	Years Ended March 31,
	2024		2023
(In thousands)	Non-Controlling Interest	Stock Option Reserve	Non-Controlling Interest	Stock Option Reserve
Balance, beginning of year	$—	$21,204	$11,659	$16,928
Share-based compensation expense	—	2,637	—	4,276
Settled in iOx exchange	—	—	(11,659)	—
Balance, end of year	$—	$23,841	$—	$21,204

Stock Options and Restricted Stock Units

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 16. STOCK OPTION RESERVE (Cont’d)

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 16. STOCK OPTION RESERVE (Cont’d)

On July 27, 2022, the Company granted 15,900 options to purchase shares to a member of the Board. The options have an exercise price of $10.06, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three-year period following the grant date and will expire, if unexercised, on July 27, 2032.

On March 30, 2023, the Board unanimously approved to increase the maximum number of ordinary shares reserved for issuance under the Amended and Restated 2021 Equity Incentive Plan by 879,180 shares, which represented 5% of ordinary shares outstanding on March 29, 2023, to 2,880,992 shares.

On March 30, 2023, the Company granted an aggregate of 746,120 stock options exercisable at a price of $2.92 per share, representing the average price of the shares on the grant date, which expire on March 30, 2033, to various directors, officers and a consultant of the Company. 14,600 options to purchase ordinary shares, totaling 87,600, were granted to each non-executive member of the Board and vest on the first anniversary of the grant date. A total of 651,020 stock options were granted to employees (including Mr. Walters, who is Chairman of the Board of Directors), and a consultant, and such stock options vest ratably on each of the first four annual anniversaries of the grant date. The balance of 7,500 stock options were also granted to a consultant, which was fully vested as of the grant date.

As of March 31, 2024, 9,400 shares had been issued (including shares bought back in cashless exercise), 2,174,960 shares were reserved for awards previously granted, 9,400 shares were issued or bought back into treasury and 696,532 shares were available for future awards under the Amended and Restated 2021 Equity Incentive Plan.

Following are the weighted average assumptions used in connection with the January 13, 2021 option grants, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options	Vested Options
Risk free interest rate	0.48%	0.48%
Expected dividend	Nil	Nil
Expected volatility	144%	139%
Expected life (in years)	6.00	5.5
Fair value of Portage stock	US$17.11	US$16.66

Following are the weighted average assumptions used in connection with the January 19, 2022 option grants, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	1.11%
Expected dividend	Nil
Expected volatility	116%
Expected life (in years)	6.25
Fair value of Portage stock	US$8.76

Following are the weighted average assumptions used in connection with the February 15, 2022 option grants, with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	1.99%
Expected dividend	Nil
Expected volatility	111%
Expected life (in years)	6.00
Fair value of Portage stock	US$7.20

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 16. STOCK OPTION RESERVE (Cont’d)

The following is the weighted average assumptions used in connection with the June 8, 2022 option grant with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	3.05%
Expected dividend	Nil
Expected volatility	111%
Expected life (in years)	6.25
Fair value of Portage option	US$9.36

The following is the weighted average assumptions used in connection with the July 27, 2022 option grant with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

Assumption	Unvested Options
Risk free interest rate	2.83%
Expected dividend	Nil
Expected volatility	112%
Expected life (in years)	5.75
Fair value of Portage option	US$8.38

The following is the weighted average assumptions used in connection with the March 30, 2023 option grants with respect to the Company’s Amended and Restated 2021 Equity Incentive Plan:

	Unvested Options
Assumption	(1 Year Grants)	(4 Year Grants)
Risk free interest rate	3.66%	3.64%
Expected dividend	Nil	Nil
Expected volatility	113%	110%
Expected life (in years)	5.50	6.25
Fair value of Portage option	US$2.43	US$2.48

(b)	The changes in the number of options issued for the years ended March 31, 2024 and 2023 were:

	Years Ended March 31,
	2024	2023	2024	2023
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Balance, beginning of year	1,963,420	1,151,400	—	1,275
Granted	—	812,020	—	—
Expired or forfeited	(157,800)	—	—	(1,275)
Balance, end of year	1,805,620	1,963,420	—	—
Exercisable, end of year	1,146,112	747,163	—	—

(c)	The following is the weighted average exercise price and the remaining contractual life for outstanding options by plan as of March 31, 2024 and 2023:

	As of March 31,
	2024	2023	2024	2023
	PBI Amended and Restated 2021 Equity Incentive Plan		iOx Option Plan (Subsidiary Plan)
Weighted average exercise price	$10.18	10.53	$–	$–
Weighted average remaining contractual life (in years)	7.86	8.86	—	—

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 16. STOCK OPTION RESERVE (Cont’d)

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of March 31, 2024 and 2023, except for 7,500 vested options and 738,620 unvested options as of March 31, 2023.

The Company recorded approximately $2.6 million, $4.3 million and $8.9 million of share-based compensation expense with respect to the Amended and Restated 2021 Equity Incentive Plan in the years ended March 31, 2024, 2023 and 2022, respectively.

NOTE 17. LOSS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Shares issuable under Pre-Funded Warrants are considered outstanding for this purpose.

The calculation of Basic and Diluted EPS reflects the Pre-Funded Warrants as outstanding shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (U.S. Dollars in thousands, except per share amounts):

	Years Ended March 31,
	2024	2023	2022
Numerator (in 000’$)
Net loss attributable to owners of the Company	$(75,339)	$(104,611)	$(16,870)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	19,343	16,119	13,060
Basic and diluted loss per share	$(3.89)	$(6.49)	$(1.29)

The inclusion of the Company’s share purchase warrants (other than Pre-Funded Warrants, as described above), stock options and RSUs in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2024, 2023 and 2022. The following table reflects the Company’s outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of March 31,
	2024	2023	2022
Warrants	9,631,580	—	33,888
Stock options	1,805,620	1,963,420	1,151,400
Restricted stock units	369,340	378,740	378,740

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES

Effective March 15, 2022, iOx entered into a Master Services Agreement (the “MSA”) with Parexel International (IRL) Limited (“Parexel”) under which Parexel agreed to act as clinical service provider (CRO) pursuant to a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel will operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provides for a five-year term, and the Work Order provides for a term to be ended upon the completion of the services required. The budget provides for service fees and pass-through expenses and clinical sites totaling $11.5 million. During Fiscal 2023, the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs. As a result of the Company’s decision to discontinue the development with respect to this program, the Company provided a notice of termination under the MSA. The Company is in negotiations to settle all obligations with respect to the MSA. The Company reflected $1.4 million of payables to Parexel in accounts payable and accrued liabilities and approximately $1.3 million in deposits in prepaid expenses and other receivables in the consolidated statement of financial position at March 31, 2024.

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $12.1 million. Because of the Company’s decision to discontinue and pause further accrual of all clinical studies, the Company is negotiating a revision to the services required under the change in circumstances.

Stimunity Convertible Note

On September 12, 2022, the Company funded €600,000 under the Stimunity Convertible Note, with a maturity date of September 1, 2023. The Stimunity Convertible Note provided for simple interest at 7% per annum and provided for automatic conversion into Series A shares of Stimunity upon Stimunity completing a Series A round for at least €20 million. Also, the Company was entitled, in certain circumstances, to convert the Stimunity Convertible Note into Series A shares of Stimunity at the subscription share price less 15%, or if Stimunity completed a financing with a new category of shares (other than Common Shares or Series A shares of Stimunity) for the Minimum Raise, the Company had the right to convert the Stimunity Convertible Note and the historical Series A shares of Stimunity owned into the new category of shares of Stimunity. Stimunity did not close a financing prior to the Maturity Date. In December 2023, the Company completed a transfer of its equity in Stimunity and the Stimunity Convertible Note to iOx. In connection with that transfer, the Stimunity Convertible Note was converted into 1,768 Class A shares of Stimunity. See Note 6, “Investment in Associate and Convertible Note Receivable,” for a further discussion. As of December 31, 2023, the Company determined that there was an indication of impairment of the investment in Stimunity, based upon the inability of Stimunity to obtain financing. In the year ended March 31, 2024, the Company determined that it would not fund additional operations at Stimunity and accordingly, recorded provisions for impairment totaling $1.0 million, reducing the investment to nil at March 31, 2024.

Committed Purchase Agreement

On July 6, 2022 (the “Signing Date”), the Company entered into the Committed Purchase Agreement with Lincoln, pursuant to which the Company may require Lincoln to purchase ordinary shares having an aggregate value of up to $30 million over a period of 36 months. Pursuant to the Committed Purchase Agreement, Lincoln will be obligated to purchase the Company’s ordinary shares in three different scenarios that are based on various market criteria and share amounts.

Upon execution of the Committed Purchase Agreement, the Company issued to Lincoln 94,508 ordinary shares, representing a 3% commitment fee valued at $0.9 million. The Company has the right to terminate the Committed Purchase Agreement for any reason, effective upon one business day prior written notice to Lincoln. Lincoln has no right to terminate the Committed Purchase Agreement. The Company accounted for the commitment fee as a deferred commitment fee on the consolidated statements of financial position as of March 31, 2024 and 2023 and will amortize it pro-rata against equity sold under the Committed Purchase Agreement. Any unamortized balance will be written-off to operations at the expiration of the commitment. In the year ended March 31, 2024, the Company recorded amortization of $0.4 million to recognize the commitment term that has expired through that date and wrote-off the unamortized balance of $0.5 million. The deferred commitment fee was written-off as it was deemed to have no future benefit based upon the Company’s strategy and its ability to access the Committed Purchase Facility. The unamortized balance of the deferred commitment fee was nil and $0.839 million as of March 31, 2024 and 2023, respectively.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 18. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

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

Access to the Committed Purchase Agreement with Lincoln is generally limited based on, among other things, the Company’s Nasdaq trading volume. Furthermore, under the Baby Shelf Rule, the amount of funds the Company can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by the Company’s non-affiliates, which limitation may change over time based on the Company’s stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. The Company is therefore limited by the Baby Shelf Rule as of the filing of this Form 6-K, until such time as its non-affiliate public float exceeds $75 million.

The Company is obligated under the Merger Agreement and the iOx Share Exchange Agreement to pay certain third-party earnouts based on the achievement of certain milestones. See Note 9, “Acquisition of Tarus,” and Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” respectively, for further discussions.

NOTE 19. RELATED PARTY TRANSACTIONS

SalvaRx Acquisition

Two of the Company’s directors are also directors of SalvaRx Group plc, a company which owns approximately 4.1% of the Company’s issued and outstanding ordinary shares as of March 31, 2024.

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

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. The Chief Executive Officer (“CEO”) of Portage is one of three members of the board of directors of Stimunity (see Note 6, “Investment in Associate and Convertible Note Receivable,” and Note 18, “Commitments and Contingent Liabilities – Stimunity Convertible Note”). The Company wrote-off its investment in Stimunity to nil in the Fiscal 2024 period.
(b)	iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. The CEO of Portage is also the CEO of iOx, and the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.
(c)	Saugatuck. The Chairman and CEO of the Company is the sole director of Saugatuck. Saugatuck is 70% owned by the Company and is controlled by Portage.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Intensity. The CEO of Portage previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage through April 2023. For the years ended March 31, 2024, 2023 and 2022, the Company paid $0.05 million, $0.07 million and $0.08 million, respectively. At March 31, 2024 and 2023, nil and $0.07 million were included in accounts payable and accrued liabilities, respectively. In the year ended March 31, 2024, the Company recovered $0.1 million for services previously rendered in a settlement with Intensity, which was recorded as a reduction in research and development expense and which was first applied to $0.07 million accrued unpaid rent with the balance of $0.03 million paid to the Company.
(e)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Portage through shared services agreements.

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

Share Exchange Agreement – iOx

On July 18, 2022, the Company and SalvaRx entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the outstanding non-controlling ownership interest (approximately 22%) of iOx, which is developing the iNKT engager platform. The Company followed IFRS 3 and IAS 27, “Separate Financial Statements,” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of the SalvaRx Acquisition. Further transactions whereby the parent entity acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

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

March 31, 2024 and 2023

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

As additional consideration for the sale of the iOx shares to the Company under the Share Exchange Agreement, the Sellers shall have the contingent right to receive additional shares (“Earnout Shares”) from the Company having an aggregate value equal to $25 million calculated at the Per Share Earnout Price (as defined in the Share Exchange Agreement) upon the achievement of certain milestones defined as the dosing of the first patient in a Phase 3 clinical trial for either PORT-2 (IMM60 iNKT cell activator/engager) or PORT-3 (PLGA-nanoparticle formulation of IMM60 combined with a NY-ESO-1 peptide vaccine). The Company shall have the option, in its sole and absolute discretion, to settle the Earnout Shares in cash. The Company followed IFRS 3 and IAS 32, “Financial Instruments: Presentation,” to account for the fair value of the Earnout Shares. The principal assumptions for determining the fair value include the timing of development events, the probabilities of success and the discount rate used. The fundamental principle of IAS 32 is that a financial instrument should be classified as either a financial liability or an equity instrument according to the substance of the contract, not its legal form, and the definitions of financial liability and equity instrument. A financial instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met:

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

The Company originally recorded $5.478 million as the fair value estimate of the Earnout Shares, which is reflected as deferred obligation - iOx milestone on the consolidated statement of financial position as of March 31, 2023. The Company determined the fair value of the Earnout Shares at each consolidated statement of financial position date. Any changes to the fair value were recorded in the Company’s statements of operations and other comprehensive income (loss). The Company recorded a gain from the change (decrease) in the fair value of the liability of $4.126 million and $1.352 million for the years ended March 31, 2024 and 2023, respectively. Based upon the terms of the deferred obligation - iOx milestone and the present business plan, the deferred obligation - iOx milestone cannot be achieved and accordingly, the balance was written-off to nil in the year ended March 31, 2024.

Employment Agreements

PDS entered into a Services Agreement with the Company’s CEO effective December 15, 2021 (the “CEO Services Agreement”). The CEO Services Agreement originally provided for a base salary of $618,000, plus cost-of-living increases. On December 19, 2022, the Compensation Committee of the Board (the “Compensation Committee”) approved the CEO compensation of $642,700 for Fiscal 2024. The CEO Services Agreement provides for annual increases based upon the review of the base salary by the Board prior to the anniversary of the CEO Services Agreement provided that the annual increase cannot be less than the cost-of-living increase. The CEO Services Agreement also provides that the CEO is eligible to receive an annual performance-based bonus targeted at 59% of the applicable year’s base salary (subject to annual increase by the Board in its sole discretion), which bonus is earned based on the achievement of performance targets, as determined annually by the Board and communicated to the CEO in the first quarter of the year. Any annual bonus, to the extent earned, is to be paid no later than March 15 of the following year. The CEO Services Agreement is for an initial term of three years, after which it will automatically renew annually unless terminated in accordance with the CEO Services Agreement.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

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

Finally, all stock options (and any other unvested equity incentive award) held by the CEO relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the CEO Services Agreement), and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

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

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

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

Two of the Executive Service Agreements were terminated on a voluntary basis during the year ended March 31, 2024.

On December 19, 2022, the Compensation Committee approved executive compensation (other than for the CEO) for Fiscal Year 2024 for annual base salaries ranging from $183,750 to $469,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%.

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

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 19. RELATED PARTY TRANSACTIONS (Cont’d)

(5)	All stock options (and any other unvested equity incentive award) held by the Executive relating to shares of PDS or the Company will be deemed fully vested and exercisable on the Termination Date and the exercise period for such stock options will be increased by a period of two years from the Termination Date.

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

Bonuses & Board Compensation Arrangements

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing. The accrued, unpaid amount of approximately $0.4 million is included in accounts payable and accrued liabilities in the consolidated statements of financial position as of each of March 31, 2024 and 2023. No executive performance bonus has been approved by the Compensation Committee or the Board for Fiscal Year 2024.

Effective January 1, 2022, each non-employee Board member is entitled to receive cash Board fees of $40,000 per annum, payable quarterly in arrears. Additionally, each non-employee Board member is entitled to an annual grant of 6,900 options to purchase Portage ordinary shares, which would vest the first annual anniversary of the grant date. The Company incurred Board fees totaling $273,250, $322,500 and $55,833 during the years ended March 31, 2024, 2023 and 2022, respectively.

Non-employee Board chairpersons are entitled to an annual cash fee of $30,000, payable quarterly in arrears. In lieu of a non-executive chairperson, the lead director is entitled to an annual cash fee of $20,000 per annum paid quarterly in arrears. Additionally, the chairperson of each of the Audit Committee, Compensation Committee and Nominating Committee of the Board is entitled to annual fees of $15,000, $12,000 and $8,000, respectively, payable quarterly in arrears. Members of those committees are entitled to annual fees of $7,500, $6,000 and $4,000, respectively, payable quarterly in arrears. Four non-executive board members waived their right to board fees for the three months ended March 31, 2024.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

The following table summarizes the Company’s financial instruments as of March 31, 2024 and 2023:

	Years Ended March 31,
	2024			2023
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL

Financial assets
Cash and cash equivalents	$5,028	$—	$—	$10,545	$—	$—
Prepaid expenses and other receivables	$2,667	$—	$—	$2,689	$—	$—
Convertible note receivable, including accrued interest, net of impairment	$—	$—	$—	$—	$—	$442
Investment in associate	$—	$—	$—	$—	$—	$806
Investment in public company	$—	$—	—	$—	$2,087	$—

	Years Ended March 31,
	2024		2023
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$2,836	$—	$1,865	$—
Warrant liability	$—	$1,564	$—	$—
Deferred purchase price payable - Tarus	$—	$—	$—	$7,179
Deferred obligation - iOx milestone	$—	$—	$—	$4,126

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, warrant liability, deferred purchase price payable and deferred obligation.

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

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Convertible Note Receivable: The fair value of the Stimunity Convertible Note receivable denominated in euros at initial recognition is the transaction price for the instrument adjusted for the effect of the currency translation rate on the reporting date (Level 3) (see Note 16, “Commitments and Contingent Liabilities – Stimunity Convertible Note”). The Stimunity Convertible Note was initially recorded at $0.614 million to record the translated value of the Stimunity Convertible Note on September 12, 2022. As of March 31, 2023, the Company determined that there were indications of impairment, based upon the inability of Stimunity to obtain financing and performed an IAS 36 fair value analysis. The Company recorded an impairment of $0.211 million resulting from the impairment analysis decreasing the carrying value of the Stimunity Convertible Note to $0.442 million as of March 31, 2023.

The Stimunity Convertible Note matured on September 1, 2023 and was not settled. In December 2023, the Company completed a transfer of the investment in Stimunity and the Stimunity Convertible Note to iOx. Simultaneously, the Convertible Note was converted into 1,768 Class A shares of Stimunity, which increased the Company’s interest in Stimunity to 48.9%. Accordingly, the Convertible Note Receivable was included in the investment in associate, described below.

Investment in Associate: The fair value of the Stimunity investment was determined based on an IAS 36 fair value analysis evaluating the likelihood of various scenarios given the then-current market conditions, the increasing cost of capital and development delays associated with Stimunity’s lack of liquidity (Level 3). The Company recorded a provision of impairment of $0.607 million with respect to the investment in Stimunity decreasing the carrying value of the investment in Stimunity to $0.806 million as of March 31, 2023. In the year ended March 31, 2024, the Company determined that it would not fund additional operations at Stimunity and accordingly, recorded provisions for impairment totaling $1.0 million, reducing the investment to nil at March 31, 2024. See Note 6, “Investment in Associate and Convertible Note Receivable,” for a further discussion.

Investment in Public Company: Upon Intensity’s IPO effective June 30, 2023, the fair value of the investment was determined by the quoted market price (Level 1).The Company sold this investment in the year ended March 31, 2024.

Warrant Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 13, “Warrant Liability”).

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

Deferred Purchase Price Payable - Tarus: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 at acquisition date, adjusted at each reporting date for any change in fair value (Level 3) (see Note 9, “Acquisition of Tarus”). The fair value was determined using the Income Approach and was primarily based upon the analysis on the Tarus clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third-party data and Company experience, as well as the relevant cost of capital. These are primarily unobservable inputs within Level 3 of the fair value hierarchy, which can be further impacted by other unobservable inputs such as market changes and unknown timing delays. The Company is also impacted by its liquidity constraints. The deferred purchase price payable is correlated to the value of the Tarus in-process research and development and will increase or decrease based upon the amounts realized, if any, on the sale or licensing of the IPR&D. The Company has determined the probability of events based upon the clinical work performed to date, the current capital and biotech markets and the Company’s remaining liquidity. During the year ended March 31, 2024, the Company fully impaired its investment in Tarus IPR&D and accordingly, wrote-off the related deferred purchase price payable. The Company recorded a gain from the change (decrease) in the fair value of the liability of $7.179 million and $1.359 million for the years ended March 31, 2024 and 2023, respectively. The deferred purchase price payable - Tarus balance was nil and $7.179 million as of March 31, 2024 and 2023, respectively.

Deferred Obligation - iOx Milestone: The fair value is the estimated value of a future contingent obligation based upon a fair value analysis performed in accordance with IFRS 3 as of July 18, 2022, the date of the Share Exchange Agreement, adjusted at each reporting date for any change in fair value (Level 3) (see Note 19, “Related Party Transactions – Share Exchange Agreement – iOx”). The fair value was determined using the Income Approach and based on factors including the clinical plan, the timing of development events and the probabilities of success determined primarily based upon empirical third-party data and Company experience, as well as the relevant cost of capital. In connection with the decision by the Company to pause further clinical development of its iNKT program, the Company performed an impairment analysis which resulted in an impairment loss of $46.9 million recognized at December 31, 2023. Based on this analysis, it was determined that the deferred consideration obligation would not be realized. Accordingly, the Company recorded a gain from the change (decrease) in the fair value of the liability of $4.126 million and $1.352 million for the years ended March 31, 2024 and 2023, respectively. The Company no longer has this obligation in its consolidated financial statements as of March 31, 2024.

Fair Value Hierarchy

The investment in public company (Intensity) was transferred from Level 3 to Level 1 of the fair value hierarchy for the year ended March 31, 2024 as the result of Intensity’s IPO. For Fiscal 2023, the fair value of the investment was determined based on an IAS 36 impairment analysis after determining there were external indications of impairment (Level 3). See Note 7, “Investment in Public Company,” for a further discussion.

The Company’s financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s consolidated statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2024 and 2023, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

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

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Going Concern,” and Note 15, “Capital Stock and Reserves,” for a discussion of the Company’s share offering and Note 18, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

NOTE 21. CAPITAL MANAGEMENT

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued liabilities of approximately $2.8 million and lease liability - current of $0.040 million as of March 31, 2024 (accounts payable and accrued liabilities of approximately $1.9 million as of March 31, 2023) and current assets of approximately $7.7 million as of March 31, 2024 (approximately $13.7 million as of March 31, 2023). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of March 31, 2024, shareholders’ equity attributable to the owners of the Company was approximately $4.0 million (approximately $76.0 million as of March 31, 2023).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2024 and 2023.

PORTAGE BIOTECH INC.

Notes to Consolidated Financial Statements

(U.S. Dollars)

March 31, 2024 and 2023

NOTE 22. NON-CONTROLLING INTEREST

(In thousands)	iOx	Saugatuck and subsidiary	Total
Non-controlling interest as of April 1, 2022	$44,701	(472)	$44,229
Net income (loss) attributable to non-controlling interest	123	(178)	(55)
Purchase of non-controlling interest pursuant to Share Exchange Agreement	(44,824)	—	(44,824)
Non-controlling interest as of March 31, 2023	—	(650)	(650)
Net loss attributable to non-controlling interest	—	(43)	(43)
Non-controlling interest as of March 31, 2024	$—	(693)	(693)

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. On July 18, 2022, the Company completed the acquisition of the remaining non-controlling interest in iOx, by issuing 1,070,000 shares of its ordinary shares and assuming certain milestone obligations. See Note 19, “Related Party Transactions – Share Exchange Agreement – iOx,” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 23. EVENT AFTER THE STATEMENT OF FINANCIAL POSITION DATE

(a)	Board Resignations and Appointments

On April 25, 2024, Mark Simon resigned all of his positions on the Board of Directors, and on April 26, 2024, Linda Kozick and Dr. Robert Glassman resigned all of their positions on the Board of Directors. On April 30, 2024, Dr. Jean -Christophe Renondin and Dr. Justin Stebbing were elected to the Board.

(b)	Exercise of Pre-Funded Warrrants

On May 29, 2024, Armistice Capital Master Fund Ltd. exercised its Pre-Funded Warrants at an exercise price of $0.001 per share increasing the Company’s total shares outstanding to 20,972,285.

(c)	1-for-20 Reverse Stock Split

The Company’s Board of Directors approved a reverse stock split of its ordinary shares at a ratio of 1-for-20. Beginning with the opening of trading on August 15, 2024, the Company’s ordinary shares are expected to begin trading on Nasdaq on a split-adjusted basis under the existing trading symbol “PRTG”.

The reverse stock split is being implemented to increase the per share trading price of the Company’s ordinary shares for the purpose of ensuring a share price high enough to comply with the minimum $1.00 bid price requirement for continued listing on Nasdaq.

As a result of the reverse stock split, every twenty (20) pre-split ordinary shares will be converted into one (1) post-split ordinary share. Any fractional shares resulting from the reverse stock split will be rounded up to the nearest whole post-split ordinary share. The reverse stock split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s ordinary shares, except for adjustments that may result from the treatment of fractional shares. All outstanding options and warrants entitling their holders to purchase the Company’s ordinary shares will be adjusted as a result of the reverse stock split, in accordance with the terms of each such security. In addition, the number of ordinary shares reserved for future issuance pursuant to the Company’s equity incentive plans will also be appropriately adjusted. The number of authorized ordinary shares will not be proportionately reduced because the Company has an unlimited number of authorized ordinary shares available for issuance, as permitted under the laws of the British Virgin Islands.

The following table reflects the unaudited pro forma share data used in the basic and diluted EPS calculations (U.S. Dollars in thousands, except per share amounts) based upon the 1-for-20 reverse stock split having occurred at March 31, 2024:

	Years Ended March 31,
Numerator (in 000’$)	2024	2023	2022
Net loss attributable to owners of the Company	$(75,339)	$(104,611)	$(16,870)
Denominator (in 000’)
Weighted average number of shares – Basic and Diluted	967	806	653
Basic and diluted loss per share	$(77.91)	$(129.79)	$(25.83)

(b)  EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit No.	Description of Exhibit

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on June 21, 2022 - Incorporated herein by reference to Exhibit 99.1 to Form 6-K filed on June 23, 2022.

1.3	Amended and Restated Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on September 22, 2022 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on September 22, 2022.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act – Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 1, 2022.

2.2	Form of Pre-Funded Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on October 3, 2023.

2.3	Form of Series A Ordinary Share Purchase Warrant, dated September 29, 2023- Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on October 3, 2023.

2.4	Form of Series B Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.3 to Form 6-K filed on October 3, 2023.

2.5	Form of Series C Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.4 to Form 6-K filed on October 3, 2023.

2.6	Form of Placement Agent Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.5 to Form 6-K filed on October 3, 2023.

4.1	Controlled Equity OfferingSM Sales Agreement by and between Portage Biotech Inc. and Cantor Fitzgerald & Co., dated February 24, 2021 - Incorporated herein by reference to Exhibit 1.1 to Form F-3 filed on February 24, 2021.

4.2	Underwriting Agreement, dated as of June 24, 2021 the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. - Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on June 24, 2021.

4.3	2011 Consultant Stock Compensation Plan - Incorporated herein by reference to Exhibit 10.1 to Form S-8 filed on April 21, 2011.

4.4	2013 Stock Option Plan - Incorporated herein by reference to Exhibit 10 to Form S-8 filed on December 19, 2013.

4.5	Stock Option Plan - Incorporated herein by reference to Exhibit 10 to Form S-8 filed on March 17, 2015.

4.6	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 4(c)(iv).4 to Form 20-F filed on July 29, 2021.

4.7	Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan - Incorporated herein by reference to Exhibit 4.2 to Form S-8 filed on December 1, 2023.

94

(b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.8	Purchase Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.3 to Form 6-K filed on July 8, 2022.

4.9	Registration Rights Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.4 to Form 6-K filed on July 8, 2022.

4.10	Services Agreement effective as of December 15, 2021, by and between Portage Development Services Inc. and Ian B. Walters, MD - Incorporated herein by reference to Exhibit 10.5 to Form 20-F filed on August 1, 2022.

4.11	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Allan Shaw - Incorporated herein by reference to Exhibit 10.6 to Form 20-F filed on August 1, 2022.

4.12	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Robert Kramer, PhD - Incorporated herein by reference to Exhibit 10.7 to Form 20-F filed on August 1, 2022.

4.13	Services Agreement effective as of December 15, 2021, by and between Portage Development Services Inc. and Steven Innaimo - Incorporated herein by reference to Exhibit 10.8 to Form 20-F filed on August 1, 2022.

4.14	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Brian Wiley - Incorporated herein by reference to Exhibit 10.9 to Form 20-F filed on August 1, 2022.

4.15	Form of Share Option Agreement dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 10.10 to Form 20-F filed on August 1, 2022.

4.16	Form of Share Option Agreement dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 10.11 to Form 20-F filed on August 1, 2022.

4.17	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 10.12 to Form 20-F filed on August 1, 2022.

4.18	Form of Share Option Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.13 to Form 20-F filed on August 1, 2022.

4.19	Form of Share Option Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.14 to Form 20-F filed on August 1, 2022.

4.20	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.15 to Form 20-F filed on August 1, 2022.

4.21	Form of Share Option Agreement dated as of February 15, 2022 - Incorporated herein by reference to Exhibit 10.16 to Form 20-F filed on August 1, 2022.

4.22	Services Agreement effective as of June 1, 2022, by and between Portage Development Services Inc. and Justin Fairchild - Incorporated herein by reference to Exhibit 4.24 to Form 20-F filed on July 31, 2023.

95

 (b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.23	Clinical Services Agreement effective as of March 1, 2023, by and between Fortrea Inc. (formerly Labcorp Drug Development Inc.) and Tarus Therapeutics LLC - Incorporated herein by reference to Exhibit 4.25 to Form 20-F filed on July 31, 2023.

4.24	Form of Share Option Agreement dated as of March 30, 2023 - Incorporated herein by reference to Exhibit 4.26 to Form 20-F filed on July 31, 2023.

4.25	Form of Share Option Agreement dated as of March 30, 2023 - Incorporated herein by reference to Exhibit 4.27 to Form 20-F filed on July 31, 2023.

4.26	Form of Share Option Agreement dated as of March 30, 2023 - Incorporated herein by reference to Exhibit 4.28 to Form 20-F filed on July 31, 2023.

4.27	Office Lease made as of March 31, 2023, by and between WALP 57-61, LLC and Portage Development Services, Inc. - Incorporated herein by reference to Exhibit 4.29 to Form 20-F filed on July 31, 2023.

4.28*	First Amendment of Lease made as of February 20, 2024, by and between WALP 57-61, LLC and Portage Development Services, Inc.

4.29◊+	License Agreement dated as of July 1, 2015, by and between iOx Therapeutics Ltd. and the Ludwig Institute for Cancer Research Ltd. - Incorporated herein by reference to Exhibit 4.30 to Form 20-F filed on July 31, 2023.

4.30◊+	License Agreement dated as of October 29, 2019, by and between Tarus Therapeutics, Inc. and Impetis Biosciences Limited - Incorporated herein by reference to Exhibit 4.31 to Form 20-F filed on July 31, 2023.

4.31◊+	Agreement and Plan of Merger and Reorganization among Portage Biotech Inc., Portage Merger Sub 1, Inc., Portage Merger Sub 2, LLC, Tarus Therapeutics, Inc. and Shareholder Representative Services LLC dated as of July 1, 2022 - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 8, 2022.

4.32◊+	Share Exchange Agreement dated as of July 18, 2022, by and among Portage Biotech Inc., SalvaRx Ltd., and each of the shareholders of iOx Therapeutics Ltd. - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 19, 2022.

4.33	Form of Securities Purchase Agreement, dated September 29, 2023, by and between Portage Biotech Inc. and the Purchaser signatory thereto - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on October 3, 2023.

8.1*	List of Subsidiaries.

11.1	Audit Committee Charter - Incorporated herein by reference to Exhibit 11.1 to Form 20-F filed on July 31, 2023.

11.2	Compensation Committee Charter - Incorporated herein by reference to Exhibit 11.2 to Form 20-F filed on July 31, 2023.

11.3	Code of Conduct - Incorporated herein by reference to Exhibit 11.3 to Form F-20 filed on July 31, 2014.

11.4	Nominating Committee Charter - Incorporated herein by reference to Exhibit 11.4 to Form 20-F filed on August 1, 2022.

96

(b)  EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

11.5*	Insider Trading Policy.

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Marcum LLP.

97.1*	Incentive Compensation Recovery Policy.

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2024 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

_________________

* Filed herewith

◊ Schedules have been omitted pursuant to the Instructions to Exhibits of Form 20-F. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

+ Portions of this exhibit have been omitted pursuant to Instruction 4(a)(ii) to Exhibits of Form 20-F.

97

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED at Toronto, Ontario, Canada, this 14th day of August, 2024

PORTAGE BIOTECH INC.

By:	/s/ Ian Walters
Title:	Chairman of the Board and Chief Executive Officer

By:	/s/ Allan Shaw
Title:	Chief Financial Officer

98