Form 20-F
period 2025-03-31
PORTAGE BIOTECH INC.
filed 2025-07-25
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive offices)

c/o Portage Development Services Inc., Andrea Park, (302) 219 - 5556

1111B S Governors Ave STE 25907, Dover, Delaware 19904

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report. Ordinary shares without par value – 1,653,622 as at March 31, 2025 and 2,278,622 as of July 21, 2025.

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

During Fiscal 2025 (April 1, 2024 – March 31, 2025), we made several strategic adjustments to our clinical development programs:

Invariant Natural Killer T-cells (iNKT cells) Platform

•	PORT-2 (IMM60); In January 2024, prior to the start of Fiscal 2025, we deprioritized development of our invariant natural killer T-cell (iNKT) program and closed the related clinical trial. Subsequently, in December 2024, we announced a Letter of Intent (“LOI”) with Immunova LLC (“Immunova”) for the potential acquisition of iOx Therapeutics Ltd., our wholly owned subsidiary focused on liposomal iNKT agonists. The LOI contemplates the negotiation of definitive agreements and remains subject to customary closing conditions and regulatory approvals.

Adenosine Receptor Antagonist Platform

•

PORT-6 (TT-10) – A2A Receptor Antagonist:

PORT-6 is a selective A2A receptor antagonist being evaluated in the ADPORT-601 Phase 1b umbrella trial. In August 2024, we temporarily paused enrollment in the PORT-6 arm of the study. Enrollment resumed in March 2025 with the initiation of the final dose escalation cohort. This decision was supported by a favorable safety profile observed in earlier cohorts and preliminary signs of clinical activity. PORT-6 is intended to restore anti-tumor immune function by counteracting A2A-mediated immunosuppression, particularly in solid tumors characterized by elevated adenosine levels.

•

PORT-7 (TT-4) – A2B Receptor Antagonist:

We are preparing to initiate a first-in-human (FIH) dose escalation arm for PORT-7 under the ADPORT-601 umbrella trial, subject to available funding and regulatory clearance. PORT-7 is a selective A2B receptor antagonist designed to target adenosine-mediated immunosuppression in the tumor microenvironment. On March 27, 2025, we reported promising preclinical efficacy data in a murine mesothelioma model, demonstrating anti-tumor activity both as monotherapy and in combination with anti-PD-1 checkpoint blockade. These findings were confirmed by follow-up results released on April 28, 2025, reinforcing the reproducibility and translational relevance of PORT-7 in adenosine-driven, immune-resistant tumors such as malignant pleural mesothelioma. Advancement into clinical evaluation will depend on successful execution of operational plans and the availability of sufficient capital.

•	PORT-6 + PORT-7 Combination Therapy Strategy:
We are advancing plans to co-administer PORT-6 and PORT-7 within the ADPORT-601 trial as part of a dual-receptor adenosine blockade strategy. This approach is designed to achieve comprehensive inhibition of the adenosine-mediated immunosuppressive axis, with the objective of enhancing anti-tumor immune responses in patients with advanced solid tumors. The initiation and execution of this combination strategy are subject to available funding and operational readiness.

In the event that we advance these clinical trials and further development of our programs, our risks and uncertainties include, but are not limited to:

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

Our business focus has been that of a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. In the event that we advance the clinical trials and further development of our programs, we do not anticipate directly engaging in the commercialization of the product candidates we develop.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether we can advance the clinical trials and any actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth in Item 3 “Key Information – Risk Factors.”

Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise, the terms “Portage Biotech Inc.,” “the Company,” “our Company,” “Portage,” “we,” “us” or “our” are used interchangeably in this Annual Report and mean Portage Biotech Inc. and its subsidiaries.

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

Currency

The financial information presented in this Annual Report is expressed in United States dollars (“US$” or “$”), except where otherwise indicated, and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee.

REVERSE SHARE SPLIT

Our Board of Directors (the “Board”) approved a reverse share split of our ordinary shares at a ratio of 1-for-20. Beginning with the opening of trading on August 15, 2024, our ordinary shares began trading on Nasdaq on a split-adjusted basis under the existing trading symbol “PRTG”.

The reverse share split was implemented to increase the per share trading price of our ordinary shares for the purpose of ensuring a share price high enough to comply with the minimum $1.00 bid price requirement for continued listing on Nasdaq. The Company received notice from Nasdaq on August 30, 2024 informing the Company that it had regained compliance with the minimum $1.00 bid price requirement for continued listing on Nasdaq.

As a result of the reverse share split, every twenty (20) pre-split ordinary shares were converted into one (1) post-split ordinary share. Any fractional shares resulting from the reverse share split were rounded up to the nearest whole post-split ordinary share. The reverse share split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in our ordinary shares, except for adjustments that may result from the treatment of fractional shares. All outstanding options and warrants entitling the holders to purchase our ordinary shares were adjusted as a result of the reverse share split, in accordance with the terms of each such security. In addition, the number of ordinary shares reserved for future issuance pursuant to our equity incentive plan, as amended, were also appropriately adjusted. The number of authorized ordinary shares was not proportionately reduced because we have an unlimited number of authorized ordinary shares available for issuance, as permitted under the laws of the BVI.

All share and per share information included in this Report, including the information in the consolidated financial statements and notes thereto, have been retroactively adjusted to reflect the impact of the reverse share split as if the share split occurred at the beginning of the periods presented. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not required because this is an annual report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not required because this is an annual report under the Exchange Act.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our Consolidated Financial Statements and Notes thereto appearing elsewhere in this Annual Report. The selected Operations Data for each of the three fiscal years ended March 31, 2025, 2024, and 2023, and the Consolidated Balance Sheet data as of March 31, 2025 and 2024 are derived from our audited Consolidated Financial Statements appearing elsewhere in this Annual Report. The selected Operations Data for the years ended March 31, 2022 and 2021 and the Consolidated Balance Sheet data as of March 31, 2023, 2022, and 2021 are derived from our audited Consolidated Financial Statements, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY’S FINANCIAL STATEMENTS

Operating Data (U.S. Dollars in thousands, except per share amounts)

	Years ended March 31,
	2025	2024	2023	2022	2021
Net loss before non-controlling interests	$(6,778)	$(75,382)	$(104,666)	$(19,169)	$(17,189)
Net loss attributable to owners of the Company	$(6,767)	$(75,339)	$(104,611)	$(16,870)	$(15,833)
Comprehensive loss	$(6,778)	$(75,420)	$(109,949)	$(19,169)	$(17,189)
Comprehensive loss attributable to the owners of the Company	$(6,767)	$(75,377)	$(109,894)	$(16,870)	$(15,833)
Working capital	$1,125	$4,816	$11,811	$24,049	$1,738
Total assets	$2,225	$7,779	$99,129	$194,662	$174,860
Capital stock	$221,800	$219,499	$218,782	$158,324	$130,649
Warrant liability	$1,952	$1,564	$—	$33	$1,120
Share option reserves	$23,530	$23,841	$21,204	$16,928	$7,977
Equity attributable to owners of the Company	$(123)	$4,022	$76,045	$121,205	$101,449
Weighted average number of shares outstanding - Basic	1,183	968	806	653	587
Weighted average number of shares outstanding - Diluted	1,183	968	806	653	587
Net loss per share - Basic	$(5.72)	$(77.83)	$(129.79)	$(25.83)	$(26.97)
Net loss per share - Diluted	$(5.72)	$(77.83)	$(129.79)	$(25.83)	$(26.97)

1.	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive, and, therefore, basic and diluted loss per share are the same for the fiscal years presented.

2.	The shares and per share data information have been adjusted to reflect the 1-for-20 reverse share split of the ordinary shares effective August 15, 2024.

The Company has not declared or paid any dividends in any of the reporting periods presented herein.

Exchange Rates

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in United States dollars. The Company's subsidiaries have transactions in Canadian dollars, British pound sterling (“GBP”) and European Union (“EU”) euros. Currencies other than the United States dollar have been translated into US$ using rates available on the Bank of Canada and the Bank of England websites.

On July 21, 2025, the exchange rate, based on the noon buying rates, for the conversion of Canadian dollars into United States dollars (the "Noon Rate of Exchange") was approximately US$1 = CDN$1.37, for the conversion of British pound sterling into United States dollars was approximately US$1 = £ 0.74 and for the conversion of EU euros into United States dollars was approximately US$1 = €0.86.

The following table sets out the high and low exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for each of the last six months of the fiscal year.

Year ended March 31, 2025	October	November	December	January	February	March
Canadian Dollar
High	1.39	1.41	1.44	1.45	1.46	1.45
Low	1.35	1.39	1.40	1.43	1.42	1.43
British Pounds
High	0.77	0.80	0.80	0.82	0.81	0.79
Low	0.75	0.77	0.78	0.80	0.79	0.77
EU Euros
High	0.93	0.96	0.96	0.98	0.97	0.96
Low	0.90	0.92	0.95	0.95	0.95	0.92

The following table sets out the average exchange rates in Canadian dollar, British pounds and EU euros for one United States dollar for the five most recent financial years.

Years ended March 31,	2025	2024	2023	2022	2021
Average for the Fiscal Year
Canadian Dollar	1.39	1.35	1.32	1.25	1.32
British Pounds	0.78	0.80	0.83	0.73	0.77
EU Euros	0.93	0.92	0.96	0.86	0.86

We operate in various jurisdictions and are subject to exchange rates for the Canadian dollar, British pound and the Euro. We are subject to currency risk with respect to certain liabilities settleable in foreign currency, as well as invoices payable in foreign currency. While the rates have changed period to period, the overall effect of exchange rates on our consolidated financial statements have historically not been significant.

(B)	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C)	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D)	RISK FACTORS

Risks Related to our Development Programs

Overall, we have limited funding and may have to pause aspects of our development efforts as we did in 2024. We are currently enrolling patients into the final PORT-6 cohort arm of our ADPORT-601 trial. We are also carrying on limited preclinical activity with respect to our A2B program. Further development of our iNKT program has been paused as we negotiate definitive documents with Immunova.

Separately, we are exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts and other strategic actions. There can be no assurance that our evaluation of strategic alternatives will result in any agreements or transactions, or that, if completed, any agreements or transactions will be successful or on attractive terms. Any potential transaction would be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, industry trends, the interest of third parties in a potential transaction with us and the availability of financing to us or third parties in a potential transaction with us on reasonable terms. The process of reviewing strategic alternatives may require us to incur additional costs and expenses. It could negatively impact our ability to attract, retain and motivate key employees, and expose us to potential litigation in connection with this process or any resulting transaction. If we are unable to effectively manage the process, our financial condition and results of operations could be adversely affected. In addition, any strategic alternative that may be pursued and completed ultimately may not deliver the anticipated benefits or enhance shareholder value. There can be no guarantee that the process of evaluating strategic alternatives will result in our company entering into or completing a potential transaction within the anticipated timing or at all. There is no set timetable for this evaluation and we do not intend to disclose developments with respect to this evaluation unless and until we determine that further disclosure is appropriate or legally required. Based on our most recent projected cash flows, we believe that our cash and cash equivalents of $0.6 million as of July 21, 2025 and the proceeds of up to $3,377,250 we may receive from the sale of additional shares of our ordinary shares in “at-the-market” transactions through a Sales Agreement with Rodman & Renshaw LLC (“Rodman”) as a sales agent, would not be sufficient to satisfy our anticipated operating and other funding requirements for the next twelve months from the date of filing of this Report.

Because of our limited operations and assets, the Nasdaq Stock Market LLC (“Nasdaq”) or the Securities and Exchange Commission may take the position that we are a “public shell company”, which could have negative consequences, including the potential delisting of our ordinary shares from the Nasdaq Capital Market. We intend to continue various programs and explore strategic alternatives and have no current plans to delist our ordinary shares from Nasdaq. Whether a listed company is a determined to be a “public shell company” is based on a facts and circumstances determination, and includes an evaluation of operations and assets.

The following is a brief discussion of the most significant risk factors that are specific to our operations and industry and that may have a material impact on, or constitute the most significant risk factors in respect of, our future financial performance in the event that we were to raise additional capital to fund the clinical development of our programs.

Risks Related to our Business

We have current and future capital needs, and there are uncertainties as to our ability to raise additional funding.

Our current cash resources will not cover all of our operational costs and the needs of our subsidiaries to progress towards and carry our clinical trials. Additional capital would be needed to test product candidates in human trials, obtain regulatory approvals and ultimately to commercialize such product candidates, if approved, and to maintain our intellectual property portfolio.

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

We have incurred, and we expect to continue to incur substantial costs related to any of our possible development programs for product candidates, including costs related to the clinical trials for our adenosine platform. If sufficient capital is not available and we decide to resume enrollment in our clinical programs, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”), the amount of funds we can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of our company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule until such time as our non-affiliate public float exceeds $75 million.

Historically we have funded our company with the sale of equity and debt securities; we believe we will need a substantial amount of funding to continue our business for which there is no assurance that we will obtain any necessary funds on acceptable terms.

Historically, we have funded our operations using the proceeds from equity and, to a lesser extent, debt securities. We have a significant accumulated deficit and equity deficit attributable to owners, as reflected on the balance sheet for the fiscal year ended March 31, 2025.  A significant amount of our most recent fundings have been from related parties, none of whom have any obligation to further fund the company.  We believe we will have to raise substantial amounts of additional capital from time to time, including in the near future, to continue our operations and to fund any of our product development, to conduct clinical trials, to obtain regulatory approval, to safeguard our intellectual property, and to commence any commercialization efforts that we may pursue in the future. To be able to pursue any of the strategic alternatives that are being considered, we believe we will have to raise additional funds. There is no assurance that we will be able to raise the necessary funds from time to time, in the amounts that may be required, or on terms that are acceptable to us, to enable the company to pursue its operations, development or alternatives.

We have a history of operating losses and may never achieve profitability in the future.

Historically, after we distributed and sold our investment in Biohaven Pharmaceuticals Holding Company Ltd. (“Biohaven”) in 2018, we have generated only a limited amount of business income as we pursued different product candidates.

To date we have not generated revenues, and it is currently not likely that we will generate revenues in the near term. Our ability to generate revenue in the future or achieve profitable operations is largely dependent upon our ability to attract and maintain experienced management and know-how to develop new drug candidates and to partner with major pharmaceutical companies to successfully commercialize any successful drug candidates. It takes many years and significant financial resources to successfully develop pre-clinical or early clinical drug candidates into marketable drugs, and we cannot assure you that we will be able to achieve these objectives. Although, we were successful in achieving significant value growth in an investment made in Biohaven, which resulted in the distribution of Biohaven shares as an asset dividend to our shareholders in fiscal 2018, we cannot guarantee that we will be able to achieve any similar success or investment return from our future business activities.

We are in the pharmaceutical development business and will be subject to all of the risks of a pharmaceutical research and development business.

Our business must be evaluated in light of the risks, delays, uncertainties and complications encountered in connection with establishing and carrying on a pharmaceutical research and development business.

With our iNKT program and our adenosine program, although paused and reduced, our objective has been to research and develop the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, with the goal of creating viable products that may be monetized through licensing, manufacturing and distribution or outright sale. Our principal activities have been engaging in research and development to identify and validate new drug targets that could become marketed drugs in the future. To the extent we undertake to resume enrollment in our clinical programs, we will require significant financial resources without any income, and we expect to continue incurring operating losses for the foreseeable future. There is no assurance that we will be able to continue our efforts with our planned clinical enrollment and planned studies. We may have to limit what we are planning or again curtail our development plans.

To the extent we resume enrollment in our clinical programs, there is a possibility that only a few or none of our drug candidates that may be developed in the future, will be determined to be safe and effective by the governing regulatory bodies, will be able to receive and maintain necessary regulatory approvals in order to be commercialized, or will be commercially viable. Any failure to successfully develop and obtain regulatory approval for our product candidates would have a material adverse effect on our business, financial condition and results of operations.

Rapidly changing medical technology within the life sciences industry could make the product candidates that we may develop in the future obsolete or less attractive to pursue.

The medical industry is characterized by rapid and significant medical technological and therapy changes, frequent new product candidates and product introductions and enhancements and evolving industry standards. To the extent we decide to resume enrollment in our clinical programs, our future success will depend on our ability to continually develop and then improve our product candidates and to develop and introduce new product candidates that address the evolving needs of the physicians and patients on a timely and cost-effective basis. Our new product candidates and products may not be accepted in the intended markets, and our inability to gain market acceptance of new products could harm our future operating results.

Clinical trials for our product candidates will be expensive and will take a considerable amount of time, and the outcomes of such clinical trials are by their nature uncertain.

As we engage to conduct our clinical programs for our product candidates, we will be required to complete extensive clinical trials to demonstrate safety and efficacy before we can obtain regulatory approval for the commercial sale of any product candidate or attract major pharmaceutical companies to collaborate with us. Clinical trials are very expensive and are difficult to design and implement. The clinical trial process also takes a long time and can often be subject to unexpected delays or have unexpected results.

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

For our clinical programs that we undertake, we will rely on third parties to manufacture our preclinical and clinical drug supplies, and we intend to rely on third parties to produce commercial supplies of any product candidate if approved by a regulatory authority.

We have limited personnel with experience in manufacturing, and we do not own facilities for manufacturing product candidates for the potential clinical trials and/or commercial manufacturing of product candidates if approved. To the extent we decide to resume enrollment in our clinical programs and engage in development activities, we will depend on our collaboration partners and other third parties to manufacture and provide analytical services with respect to our most advanced product candidates.

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

In addition, any manufacturing facility that we utilize will be required to be registered with the FDA (and have a U.S. agent for the facility, if outside the United States), the Competent Authorities of the Member States of the EEA, and other regulatory authorities. The facilities will be subject to inspections confirming compliance with the FDA, the Competent Authorities of the Member States of the EEAs, or other regulatory authority cGMP requirements. We have not directly controlled the manufacturing process of our product candidates, and we would be dependent on our contract manufacturing partners for compliance with cGMP regulations for the manufacture of both active drug substances and finished drug products. If we or our collaboration partners or any third-party manufacturer fail to maintain regulatory compliance, the FDA, the Competent Authorities of the Member States of the EEA, or other regulatory authorities may take enforcement action that may include issuing a warning letter, instituting a clinical hold, withdrawing regulatory approval, seeking product seizures or injunctions and, where appropriate, pursuing criminal prosecution, any of which could have an adverse effect on our business, financial condition and results of operations.

The results of pre-clinical studies and initial clinical trials may not be predictive of future results, and to the extent we conduct any clinical programs, our product candidates may not have favorable results in later trials or in the commercial setting.

Pre-clinical tests and Phase 1 and Phase 2 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics, to understand the side effects of product candidates, and to explore efficacy at various doses and schedules. Favorable results in early trials may not be repeated in later trials. Any success that we may experience in pre-clinical or animal studies and early human clinical trials that we undertake, if at all does not ensure that later large-scale efficacy trials will be successful, and does not predict final trial results, which could have an adverse effect on our business, financial condition and results of operations.

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

There typically is a high rate of attrition for product candidates proceeding through clinical and post-approval trials. Therefore, we may lose our investment in our efforts, and investors will suffer a loss in connection with their investment.

We may face difficulty in enrolling patients in our clinical trials in connection with any of our clinical programs that we undertake.

As we decide to undertake any clinical programs, we may find it difficult to enroll qualifying patients in our clinical trials. The timing of our current and future clinical trials depends, in part, on the speed at which we can recruit qualifying patients to participate in testing our therapeutic candidates. If qualifying patients are unwilling to participate in our trials because of negative publicity from adverse reactions or for other reasons, including competitive clinical trials for similar patient populations, then the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our technology or termination of the clinical trials altogether. We may not be able to identify, recruit and enroll a sufficient number of qualifying patients, or those with required or desired characteristics to achieve sufficient diversity in a given trial in order to complete our clinical trials in a timely manner. If we have difficulty enrolling a sufficient number of qualifying patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which could have an adverse effect on our business.

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

In any clinical programs that we undertake, our success will be dependent upon our collaborations with third parties in connection with services we will need for the development, marketing and commercialization of our products candidates, if approved.

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

Government Action on tariffs and research grants and other funding may impede our ability to conduct our research and to raise capital by and for the companies and institutions with which we might work.

Early 2025 federal government implemented actions to impose tariffs, to change trade policies, to change immigration policies, and to limit research grants and other forms of federal government funding, including direct government grants and the funding of universities and research enterprises, may cause disruption to our consolidated business activities based on their direct and indirect effect on our partner companies and our other clients. Many of these government actions have been only recently implemented, others are being threatened and many will be ongoing. Therefore, the full impact has yet to be realized by the company and the companies and institutions with which it might work on product development and conducting trials. Nonetheless, (i) tariffs are likely to increase the cost of doing business in the general economy and to make it more difficult to obtain items where imported equipment is required by our own activities and the activities of our collaborative companies and institutions, (ii) ending or reducing research funding is likely to make it more difficult to find collaborative research partners to work with us as government funding is an indirect support for research and product development activities, and (iii) the curtailment of direct funding and immigration policies will have an immediate adverse impact on our collaborative companies and institutions and their ability to continue their own and our development work. We also believe that as these policies are implemented, it will make raising capital from private investors far more difficult, as they will want to know if the company will be able to use the proceeds effectively and will be of sufficient amount.

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

The development, manufacture and sale of some of the products we develop, to the extent we have any products that reach that stage of development, will involve the use of processes, products, or information, the rights to which are owned by third parties. For example, we rely on certain in-licenses for the development and commercialization of our adenosine receptor antagonists platforms, respectively. If we are unable to obtain and maintain patent protection for technology related to our product candidates, or if our licensors are unable to obtain and maintain patent protection for the technology or products that we license from them, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. In addition, invalidation of our patent rights by third parties could jeopardize the anticipated revenue streams from current licensees.

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

Outside the United States, an increasing number of laws, and regulations may govern data privacy and security. As a company doing business in Europe, we are also subject to European data protection laws and regulations. The European Union General Data Protection Regulation (“GDPR”) imposes stringent requirements regarding how we collect and process personal data and provides for significant penalties for noncompliance. Several other countries have passed laws that require personal data relating to their citizens to be maintained on local servers and impose additional data transfer restrictions. In addition, the United Kingdom (“U.K.”) has adopted a framework similar to the GDPR. The EU has confirmed the UK data protection framework as being “adequate” to receive EU personal data. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. For example, there have been recent updates to laws and regulations governing transfers of EU data, including updates to Standard Contractual Clauses and a proposed EU-US data transfer adequacy agreement. In light of these and other ongoing developments relating to cross-border data transfers, we may experience additional costs associated with increased compliance burdens, and this regulation may impact our ability to transfer personal data across our organization, to clinical trial physicians or patients, to our customers, or to third parties.

We are subject to risks associated with doing business globally.

As a pharmaceutical research and development company, to the extent we engage in any clinical programs, our operations are likely to include development efforts conducted in and marketing in the European Union and other developed countries. In such a case, we will be subject to political, economic, operational, legal, regulatory and other risks that are inherent in conducting business globally. These risks include foreign exchange fluctuations, exchange controls, capital controls, requirements to comply with new laws or regulations or changes in the interpretation or enforcement of existing laws or regulations, political instability, macroeconomic changes, including recessions and inflationary or deflationary pressures, increases in prevailing interest rates by central banks or financial services companies, economic uncertainty, which may adversely affect our research and development, reduce the demand for our potential products and reduce the prices that our potential customers will be willing to pay for our potential products, import or export restrictions, tariff increases, price controls, nationalization and expropriation, changes in taxation, diminished or insufficient protection of intellectual property, lack of access to impartial court systems, violations of law, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, disruption or destruction of operations or changes to our business position, regardless of cause, including pandemic, war, terrorism, riot, civil insurrection, social unrest, strikes and natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. The impact of any of these developments or events, either individually or cumulatively, could have a material adverse effect on our business, financial condition and results of operations.

The loss of key personnel could have an adverse effect on our business.

We have a very limited number of officers and other staff. Our current Chief Executive Officer is only part-time and is retained on a contract that allows either party to terminate with one month’s notice. We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us as a small company with a streamlined management structure and would be potentially disruptive to our business until such time as a suitable replacement is hired. We do not carry key person insurance on our senior management.

The U.K.’s withdrawal from the EU, commonly referred to as Brexit, continues to result in regulatory uncertainty which may have a negative effect on global economic conditions, financial markets and our business.

Brexit created significant uncertainty concerning the future relationship between the U.K. and the EU. From a regulatory perspective, there is uncertainty about which laws and regulations will apply. A significant portion of the regulatory framework in the U.K. is derived from EU laws. However, it is unclear which EU laws the U.K. will decide to replace or replicate in connection with its withdrawal from the EU. In particular, the regulatory regime applicable to our operations, including with respect to the conduct of clinical trials and the approval of our product candidates if we decide to resume development of our clinical programs in the U.K., may change, potentially significantly, and the impact of these changes is difficult to quantify until new regulation and guidance is published.

A basic requirement related to the grant of a marketing authorization for a medicinal product in the EU is the requirement that the applicant be established in the EU. Following the expiry of the Brexit transitional arrangements, separate applications for marketing authorizations for Great Britain (England, Scotland and Wales) are required to place medicinal products on the market in Great Britain. The European Commission Decision Reliance Procedure, which allowed the U.K. regulatory to “rely” on EU centralized marketing authorization decisions, expired on December 31, 2023. The EU mutual recognition and decentralized procedures no longer apply to Great Britain. From January 1, 2024, under the Windsor Framework, the EU no longer has jurisdiction over medicines placed on the market in Northern Ireland and all medicines intended for Northern Ireland (or the U.K. market more generally) will require a U.K. marketing authorization. Additional regulation and guidance is anticipated to govern how this new regime will operate, including as to labelling of medicines in Northern Ireland.

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

Risks Related to Ownership of our Shares

We may not be able to maintain compliance with the continued listing requirements of The Nasdaq Capital Market.

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

On December 10, 2024, we received written notice (the “Notice”) from Nasdaq indicating that the Company was not in compliance with the minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Shareholders’ Equity Requirement”), because the Company’s shareholders’ equity of $695,000 as of September 30, 2024, as reported in the Company’s Report on Form 6-K containing unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024, filed with the SEC on November 26, 2024, was below the required minimum of $2.5 million, and because, as of the date of the Notice and as of March 31, 2025, the Company did not meet either of the alternative continued listing standards for the Nasdaq Capital Market, relating to market value of listed securities of at least $35 million or net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. On June 5, 2025, the Company increased its shareholders’ equity, and submitted documentation to Nasdaq indicating compliance as of June 9, 2025, with the shareholders’ equity requirement. The Nasdaq Stock Market, LLC indicated by letter dated June 24, 2025, that the Company has regained compliance with the continued listing standards of the Nasdaq Capital Market.

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

Nasdaq may consider us a public shell company if our business activities are minimal or are discontinued.

Nasdaq evaluates whether a listed company is a public shell company based on a facts and circumstances determination, a Nasdaq-listed company with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets is generally considered to be a public shell company. Because our operations have been limited during the last twelve months and continue to be limited, or may even have to be curtailed, Nasdaq may take the position that we are a “public shell” under Nasdaq rules, which could have negative consequences, including the potential delisting of our ordinary shares from the Capital Market. We have no current plans to delist our ordinary shares from Nasdaq.

The issuance of additional ordinary shares, including upon the exercise of our outstanding share options, will dilute the ownership interest of our existing shareholders and increase the number of ordinary shares eligible for future resale.

As of March 31, 2025, we had 5,410 vested restricted stock units outstanding, which are subject to certain restrictions. Additionally, as of March 31, 2025, we had an aggregate of 225,117 share options to acquire ordinary shares outstanding. During the year ended March 31, 2025 (“Fiscal 2025”), we issued shares as follows: 524,390 ordinary shares under a private placement (for aggregate proceeds of $2,150,000 from two directors of the Company); 52,254 ordinary shares per the round up provision of fractional shares resulting from the reverse share split completed on August 15, 2024; 19,158 ordinary shares (net of shares retired to cover an employee’s portion of taxes due) issued in lieu of cash for bonuses accrued in a prior period to two employees and a consultant; and 9,055 ordinary shares (net of shares retired to cover employees’ portion of taxes due) pursuant to the exercise of restricted stock units.

Our principal shareholders and senior management own a significant percentage of our ordinary shares and are able to exert significant control over matters subject to shareholder approval.

As of July 21, 2025, our senior management, board members, holders of 5% or more of our share capital and their respective affiliates beneficially owned approximately 62.7% of our outstanding voting securities. As a result, these security holders may have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of board members, payment of dividends, amendments to our articles of association, including changes to our share capital, or certain mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that our shareholders may feel are in their best interest as a shareholder. In addition, this group of shareholders generally has the ability to control our management and business affairs and direction of our business. Such control and concentration of ownership may affect the market price of our ordinary shares and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the shares.

We are currently a foreign private issuer, which may limit information about us and legal rights that you as an investor may desire and are different from those of a United States domestic reporting company.

We currently are a "foreign private issuer," as such term is defined in Rule 405 under the U.S. Securities Act 1933, as amended (the “Securities Act”) and, therefore, we are not required to file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K with the United States SEC. In addition, the proxy rules and Section 16 reporting and short-swing profit rules are not applicable to us. If we lose our status as a foreign private issuer by our election or otherwise and we become subject to the full reporting regime of the United States securities laws, we will be subject to additional reporting obligations and proxy solicitation obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and our officers, directors and 10% shareholders would become subject to the short-swing profit rules. The imposition of these reporting rules would increase our costs associated with legal and accounting compliance and the obligations of those affected by the short-swing rules.

Complex United States taxation rules apply to holders of our ordinary shares if we have too much passive income compared to ordinary income and we are considered a PFIC.

Generally, if, for any taxable year, at least 75% of our gross income is passive income or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we will be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. We believe that we were a PFIC for our fiscal year ended March 31, 2018 and that we were a PFIC for the year ended March 31, 2025 (“Fiscal 2025”). In addition, we may have been a PFIC in other years and may continue to be a PFIC in the future.

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

A U.S. tax-resident shareholder may in certain circumstances be able to mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC if our ordinary shares qualify as "marketable stock" under the PFIC rules and the shareholder is eligible to make, and successfully makes, a "mark-to-market" election. A U.S. tax-resident shareholder could also mitigate some of the adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election, provided that we provide the information necessary for our U.S. tax-resident shareholders to make such an election, but we are not required to make this information available. We made the information available for the fiscal years 2018 and 2019 to those shareholders who requested it and can make this information available for our fiscal years 2021, 2022, 2023, 2024, or 2025, if requested.

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

Changes to United States tariff and import/export regulations may have an adverse effect on our business, financial condition and results of operations.

The United States has enacted and continues to enact significant new tariffs, and President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy. There has been and are ongoing discussions and commentaries regarding potential significant changes to U.S. trade policies, treaties and tariffs. There exists significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These development, or the perception that any of them could occur, may have a material adverse effect on global and domestic economic conditions, whether or not there will be a recession, and the stability of global and domestic financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. These actions and policies may also adversely affect the ability of our subsidiaries to carry on their respective businesses. Although it is not yet possible to assess their impact, any of these factors could depress economic activity and restrict access to suppliers or customers and have a material adverse effect on our overall business, financial condition and result of operations.

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

On July 5, 2013, we changed our name to Portage Biotech Inc. and moved our jurisdiction to the British Virgin Islands under a certificate of continuance issued by the Registrar of Corporate Affairs of the BVI.

We are a BVI business company redomiciled and continued under the BVI Act with our registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110. Our U.S. agent, Portage Development Services Inc. (“PDS”), is located at 1111B S Governors Ave, Ste 25907, Dover, DE 19904. Our telephone number is (302) 219-5556.

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

During August 2018, we reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 402,536 of our ordinary shares. The selling shareholders were SalvaRx Group plc (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%), the latter two persons being directors of our company. The acquisition of SalvaRx was a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As a consequence, MI 61-101 required us to seek the approval of a majority of the disinterested shareholders to make this acquisition. On January 8, 2019, the majority of our minority shareholders approved the SalvaRx acquisition on the terms as set out in the signed definitive agreement. At the same time, the SalvaRx Group plc shareholders approved the definitive agreement, all required regulatory approvals were also obtained. The SalvaRx acquisition was completed on January 8, 2019, and we acquired 100% of the equity of SalvaRx, which has full or partial ownership of four immune-oncology companies that are developing nine product candidates.

On July 1, 2022, we, our wholly-owned subsidiary, Portage Merger Sub I, Inc., our wholly-owned subsidiary, Portage Merger Sub II, LLC and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC, with the surviving entity renamed Tarus Therapeutics, LLC (“Tarus”).

As consideration for Tarus, we issued to the former Tarus shareholders an aggregate of 121,300 ordinary shares, calculated on the basis of $18 million divided by the 60-day volume weighted average price per share of ordinary shares. Such ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months, which expired on February 1, 2023 and July 1, 2023, respectively. Additionally, the ordinary shares that were subject to a twelve month lock-up period, are also subject to a three month dribble-out period which commenced July 1, 2023. During the dribble out period, each holder could not sell more than 10% of the average trading volume of our ordinary shares for the rolling three month period prior to the date on which the holder executes a trade of our ordinary shares without our prior written consent (which we were permitted to withhold at our sole discretion). Additionally, in the event that we resume further development of our adenosine program, payments of up to $32 million in cash or our ordinary shares (at our discretion) would be triggered upon achievement of future development and sales milestones, as described below. As a result of the transaction:

•	We also assumed $2 million in short-term debt held by Tarus and deferred license milestones obligations ($1 million plus interest), for an aggregate of $3 million in liabilities. We repaid the short-term debt in July 2022.

•	Upon enrolling the first patient in a Phase 2 clinical trial utilizing Tarus’ adenosine receptor antagonists, we would be required to pay an additional one-time payment of $15 million to the former Tarus shareholders. Payment may be in the form of cash or our ordinary shares (at our discretion). The remaining $17 million milestone is based on target commercial sales.

On July 18, 2022, we and our wholly-owned subsidiary, SalvaRx, entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the remaining 21.68% of the outstanding non-controlling ownership interest of iOx, which had been developing our iNKT engager platform until we decided to pause further development in Fiscal 2024.

On March 1, 2023, we, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement has been extended to the earlier of February 20, 2026 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $6.9 million (previously $12.1 million).

In March 2025, Portage resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the PORT-6 cohort, Portage will evaluate advancement of this trial and the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms, but remain on pause at this time.

We continue to evaluate a broad set of strategic alternatives, which may include partnerships, asset sales, mergers, restructurings (in or out of court), company wind-downs, or new financing transactions. The following description assumes the availability of additional capital to support ongoing and future clinical development.

(B) BUSINESS OVERVIEW

Nature of Operations and Overview

Portage Biotech is a clinical-stage immuno-oncology company seeking to advance what we believe are first-in-class therapies that target resistance mechanisms to existing checkpoint inhibitors, with the goal of improving the durability of anti-tumor responses and quality of life in patients with invasive cancers. Our overall focus has been to source and develop early- to mid-stage treatments that we believe will be first-in-class therapies for a variety of cancers, by funding, implementing viable, cost-effective product development strategies, clinical counsel/trial design, shared services, financial and project management to enable efficient, turnkey execution of commercially informed development plans.

In January 2024, in light of ongoing capital constraints and the broader funding environment for early-stage biotechnology companies, we made the strategic decision to discontinue the iOx Therapeutics, Ltd. IMPORT-201 (PORT-2) trial and in April 2024 pause further accrual to the Tarus Therapeutics, LLC ADPORT-601 (PORT-6 and PORT-7) trial. The investigator-sponsored study remains active, but not recruiting and without direct financial support from us.

As part of our ongoing review of strategic alternatives, in December 2024 we entered into a Letter of Intent (“LOI”) with Immunova, LLC, a private Connecticut-based biotechnology company. Under the LOI, Immunova (or its affiliate) and Portage have agreed to negotiate a definitive option agreement under which Immunova may acquire the full share capital of iOx Therapeutics, Ltd., a wholly owned subsidiary of Portage. iOx is developing liposomal iNKT agonists, with its lead candidate, PORT-2, demonstrating encouraging preliminary clinical activity.

In January 2025, we announced the relaunch of Tarus Therapeutics, LLC as an independently managed company under the name Cyncado Therapeutics™. Peter Molloy was appointed CEO to lead efforts in securing external financing and advancing the development of PORT-6, PORT-7, PORT-8, and PORT-9—a portfolio of highly selective adenosine receptor antagonists. Cyncado will focus initially on the dual administration of PORT-6 (A2A antagonist) and PORT-7 (A2B antagonist) to target immune suppression in the tumor microenvironment via complementary mechanisms.

In March 2025, we resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the final PORT-6 cohort, we will evaluate advancement of other arms of this trial, including the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms.

We continue to evaluate a broad set of strategic alternatives, which may include partnerships, asset sales, mergers, restructurings (in or out of court), company wind-downs, or new financing transactions. The following description assumes the availability of additional capital to support ongoing and future clinical development.

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

In our candidate development process, we have executed such approach through our internal core team and our network of experts, contract labs and academic partners.

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

Our Science Strategy

Prior to the discontinuation of the iNKT IMPORT-201 study and the pause in accrual for our adenosine program in Fiscal 2024, our scientific strategy was centered on developing immuno-oncology therapeutics designed to meaningfully improve outcomes for patients with cancer and address unmet needs in the current standard of care. The foundational elements of our science strategy have been to:

•	Build a diversified pipeline of differentiated oncology candidates
Our portfolio has been strategically constructed to include assets that vary by mechanism of action, target biology, therapeutic modality, stage of development, and clinical indication. This approach enables flexibility in development and the potential for a broad range of strategic collaborations and licensing transactions.

•	Expand the pipeline through strategic partnerships and internal innovation
We actively pursue research collaborations, in-licensing opportunities, and internally developed programs to supplement and grow our pipeline with novel, scientifically validated approaches to cancer immunotherapy.

•	Advance and evolve our clinical and preclinical programs
We remain committed to the ongoing development of our pipeline through disciplined execution, data-driven decision-making, and a focus on efficiently achieving clinical proof-of-concept.

•	Evaluate strategic opportunities to accelerate development and unlock value
We continuously assess business development opportunities—including partnerships, co-development deals, and asset divestitures—to maximize the scientific and commercial potential of our portfolio and expedite timelines for patients to access transformative therapies.

Our Pipeline

We built a pipeline of immuno-oncology therapeutic candidates and programs that were diversified by mechanism, therapeutic approach, modality and stage of development. Such a strategic diversification is designed to mitigate development risk, enable modular partnering opportunities, and support capital-efficient progression of our programs. We assessed each of our programs on an ongoing basis using internally defined success criteria to justify continued investment and determine proper capital allocation. When certain programs did not meet our de-risking criteria for advancement, we looked to monetize or terminate those programs and preserve our capital and resources to invest in programs with greater potential.

As of May 1, 2025, our pipeline has undergone strategic realignment, including key updates to both our iNKT and adenosine portfolios. The charts below set forth, the state of our immuno- oncology therapeutic product candidates and progress of the programs before development activities were discontinued and/or paused, which are noted within these charts. PORT-3 still remains active, but not recruiting and is being evaluated as part of an investigator sponsored study without funding from us. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Before you make an investment decision regarding us, you should make your own analysis of forward-looking statements and our projections about candidate and program development and results.

(Modified)

Adenosine Antagonist Platform

PLATFORM	TECHNOLOGY	ASSET	INDICATION	STAGE
PORT-6	A2AR Antagonist	TT-10	SOLID TUMORS	Phase Ia
PORT-7	A2BR Antagonist	TT-4	SOLID TUMORS	Phase Ia*
PORT-6 + PORT-7	A2AR Antagonist + A2BR Antagonist	TT-10 + TT-4	SOLID TUMORS	Phase Ia*
PORT-8	Fixed A2AR/A2BR Antagonist	TT-53	SOLID TUMORS	Preclinical
PORT-9	Gut-Restricted A2BR Antagonist	TT-3	COLORECTAL GI TUMORS	Preclinical

*Advancement of PORT-7 and PORT-6 + PORT-7 continue to be paused portage

Our Programs and Technology

Over the past year, we have taken significant steps to realign our development strategy, streamline operations, and position our key assets for future growth through focused execution and strategic restructuring. We remain actively engaged in exploring strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action. Key updates since our prior disclosure include:

Invariant Natural Killer T-cells (iNKT cells) Platform:

•	Immunova LOI for iOx Therapeutics: In December 2024, we entered into a Letter of Intent (“LOI”) with Immunova, LLC, which grants Immunova the option to acquire iOx Therapeutics, Ltd., the wholly owned subsidiary responsible for PORT-2. Following a diligence process by Immunova, we are in the process of negotiating definitive agreements.
•	PORT-3 Status: The investigator-sponsored study of PORT-3 (NCT04751786) remains active, but not recruiting and without direct financial support from us.

Adenosine Receptor Antagonist Platform:

•	Restructuring and Relaunch of Adenosine Portfolio: In January 2025, we announced the re-launch of one of our wholly-owned subsidiaries as an independently managed company focused on developing best-in-class adenosine receptor antagonists. Peter Molloy has been appointed Chief Executive Officer of the subsidiary, to be named Cyncado Therapeutics™.
•	Resumption of ADPORT-601 Trial Enrollment: In March 2025, patient enrollment was resumed in the final dose escalation cohort of PORT-6, a highly selective A2A antagonist, under the ADPORT-601 trial. This decision followed promising signals in earlier cohorts.
•	PORT-7 Preclinical Mesothelioma Data: In April 2025, we announced confirmatory data in a murine mesothelioma model which demonstrated single agent activity for PORT-7 that was superior to treatment with single agent anti-PD1 antibody. Moreover, the combination of PORT-7 and anti-PD1 was superior to treatment with either anti-PD1 or PORT-7 alone. While PORT-7 remains IND-active at the Phase 1a stage, patient dosing has not yet commenced. Advancement into does escalation will be evaluated following completion of the PORT-6 does escalation arm.

Other Investee Programs:

•	PORT-4 License Agreement Terminated: On June 27, 2024, we made the decision to terminate the license agreement with Yale Ventures for the Nanolipogel Co-Formulations (NGLs) technology (PORT-4) and is no longer included in our pipeline.

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

A key mechanism by which tumors evade immune detection is through the accumulation of extracellular adenosine in the tumor microenvironment (TME). Hypoxia, inflammation, and enzymatic degradation of ATP within tumors lead to high concentrations of adenosine, which engages adenosine A2A (A2AR) and A2B (A2BR) receptors on immune cells. This signaling cascade suppresses effector T cells, NK cells, and antigen-presenting cells, while enhancing the activity of regulatory T cells (Tregs) and myeloid-derived suppressor cells (MDSCs)—creating a profoundly immunosuppressive niche.

Overexpression and signaling through A2AR and A2BR have been correlated with poor clinical outcomes in several cancers, including, but not limited to prostate cancer, renal cell cancer, colorectal cancer, lung adenocarcinoma, and rare cancers such as mesothelioma and triple negative breast. These receptors act as critical checkpoints downstream of hypoxia and inflammation, making them high-priority targets for immunotherapeutic intervention—especially in tumors unresponsive to traditional checkpoint blockade.

Our adenosine platform comprises four development candidates (PORT-6 through PORT-9) designed to target this pathway through distinct, complementary mechanisms.

PORT-6 (TT-10)

PORT-6 is a highly selective A2A receptor antagonist designed to counteract adenosine-mediated immunosuppression of T and NK cell activity in solid tumors. Prior to its acquisition, additional preclinical studies also demonstrated potential utility in Parkinson’s disease, supporting broader applications beyond oncology.

The ADPORT-601 Phase 1a trial for PORT-6 dosed its first patient in June 2023, with a total of 12 being treated to date. We have fully enrolled and completed the first three dose escalation cohorts, with the fourth and final cohort open for enrollment as of March 12, 2025, in which we are expecting to treat another 6 patients (total of 18). In the third cohort, one patient experienced a serious adverse event (blurry vision and stroke) that the investigator initially determined could possibly be related to PORT-6. With further follow-up, this event was classified as unrelated to treatment.

PORT-7 (TT-4)

PORT-7 is a potent and selective antagonist of the adenosine A2B receptor (A2BR), a target increasingly recognized for its role in myeloid-mediated immune suppression within the tumor microenvironment (TME). While A2A receptor antagonism predominantly restores effector T and NK cell function, A2B blockade directly disrupts the recruitment and immunosuppressive polarization of tumor-associated macrophages, dendritic cells, and myeloid-derived suppressor cells (MDSCs)—key drivers of resistance in "cold" or immune-excluded tumors. In addition to its oncology applications, preclinical studies conducted prior to acquisition also support the therapeutic potential of PORT-7 in non-oncology indications, including sickle cell disease, SCD-associated priapism, pulmonary fibrosis, and asthma—highlighting its broader utility in diseases characterized by inflammation and aberrant adenosinergic signaling.

Recent preclinical data of PORT-7 demonstrated promised results in a murine mesothelioma model and is well-positioned to address this unmet need, either as monotherapy or in combination with A2A antagonists (e.g., PORT-6) and/or other immune-activating agents. Pending completion of the ADPORT-601 PORT-6 dose escalation arm, Portage will evaluate advancement of the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms.

PORT-8 (TT-53)

PORT-8 is a fixed dose dual inhibitor of adenosine receptors 2A and 2B (A2A/A2B) to address solid tumors. The PORT-8 program is a pre-clinical stage program, with no company funded development activities planned at this time.

PORT-9 (TT-3)

PORT-9 is an A2B gut-restricted antagonist designed to treat colorectal and gastrointestinal cancers. In addition to oncology, preclinical studies conducted prior to the acquisition of this asset, supported its use in inflammatory bowel disease (IBD) and ulcerative colitis (UC). The program is currently at the preclinical stage, with no company funded development activities planned at this time.

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

In December 2024 we entered into a Letter of Intent (“LOI”) with Immunova, LLC, a private Connecticut-based biotechnology company. Under the LOI, Immunova (or its affiliate) and Portage have agreed to negotiate a definitive option agreement under which Immunova may acquire the full share capital of iOx Therapeutics, Ltd., a wholly owned subsidiary of Portage. iOx is developing liposomal iNKT agonists.

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

Other Investee Programs

PORT-4 (Nanolipogel (“NLG”) co-formulation Platform)

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

As of March 31, 2025, we owned approximately 70% of the outstanding shares of Saugatuck Therapeutics, Ltd. (“Saugatuck”) through our wholly-owned subsidiary SalvaRx, the subsidiary on which the PORT-4 platform is managed. On June 27, 2024 we made the decision to terminate our exclusive license agreement with Yale Ventures, for the nanolipogel technology (PORT-4).

PORT-5 (STING Agonist Platform)

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

As of March 31, 2025, we owned approximately 48.9% of the outstanding shares of Stimunity, the subsidiary on which the PORT-5 platform is managed. During Fiscal 2024 we decided not to further fund Stimunity’s operations and wrote-down the remaining balance of our investment of $1.0 million to nil as of March 31, 2024.

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

Nevertheless, we believe our strategic approach is sufficiently differentiated in that we have focused on multiple aspects of resistance to current immunotherapies based on the experience of our management at BMS developing Opdivo and Yervoy. We believe one of our past operating strengths, and if we recommence more extensive operations, was our ability to understand what technology is potentially attractive to major pharmaceutical companies.

(C)  ORGANIZATIONAL STRUCTURE

We currently have four diverse oncology technology platforms, each of which is not being operated at this time due to lack of funding. We believed that these had product candidates which have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. Only one of these platforms, the adenosine receptor antagonist platform acquired from Tarus, has ongoing clinical activity.

Our significant subsidiaries include:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the U.K. In September 2021, we, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, we, through SalvaRx, increased our ownership of iOx from 60.49% to 78.32%. On July 18, 2022, we, through SalvaRx, purchased the remaining 21.68% of the non-controlling interest of iOx. Our 44% interest in Stimunity was transferred from Portage to iOx in December 2023 and was increased to 48.9% upon the conversion of the convertible note to equity;

(c)	Saugatuck, a 70% owned subsidiary through SalvaRx, incorporated in the British Virgin Islands. “Saugatuck and subsidiary” refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a wholly-owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware; and

(g)	Tarus, a wholly-owned subsidiary incorporated in Delaware.

(D)  PROPERTY, PLANT AND EQUIPMENT

We currently do not have any material tangible fixed assets or leased properties.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS (All Amounts in 000’$)

The following discussion should be read in conjunction with our Audited Consolidated Financial Statements and notes thereto for the fiscal year ended March 31, 2025, contained elsewhere in this Annual Report.

	Years ended March 31,
	2025	2024	2023
	in 000’$	in 000’$	in 000’$
Operating expenses	(7,383)	(18,199)	(16,575)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	—	11,305	2,711
Gain on settlement with Parexel – iOx CRO	946	—	—
Loss on Registered Direct Offering	—	(2,432)	—
Offering costs	—	(662)	—
Change in fair value of warrant liability	(388)	6,868	33
Impairment loss - iOx IPR&D	—	(57,890)	(59,320)
Impairment loss - Tarus IPR&D	—	(23,615)	(4,585)
Impairment loss - Goodwill	—	—	(43,862)
Impairment loss - Stimunity	—	(1,002)	(818)
Impairment loss - Saugatuck	—	(178)	—
Commitment fee under Committed Purchase Agreement	—	(839)	—
Share of loss in associate accounted for using equity method	—	(233)	(260)
Gain on dissolution of investment in associate	—	27	—
Gain from sale of investment in public company	—	725	—
Foreign exchange transaction gain (loss)	(7)	7	(53)
Depreciation expense	(35)	(54)	(1)
Interest income, net	86	242	208
Loss before provision for income taxes	(6,781)	(85,930)	(122,522)
Income tax benefit	3	10,548	17,856
Net loss	(6,778)	(75,382)	(104,666)
Other comprehensive loss
Net unrealized loss on investments	—	(38)	(5,283)
Total comprehensive loss for year	$(6,778)	$(75,420)	$(109,949)

Comprehensive loss attributable to:
Owners of the Company	$(6,767)	$(75,377)	$(109,894)
Non-controlling interest	(11)	(43)	(55)
Total comprehensive loss for year	$(6,778)	$(75,420)	$(109,949)

Overview

Portage Biotech is a clinical-stage immuno-oncology company advancing what we believe are first-in-class therapies that target resistance mechanisms to existing checkpoint inhibitors, with the goal of improving the durability of anti-tumor responses and quality of life in patients with invasive cancers.

In January 2024, in light of ongoing capital constraints and the broader funding environment for early-stage biotechnology companies, we made the strategic decision to discontinue the iOx Therapeutics, Ltd. IMPORT-201 (PORT-2) trial and in April 2024 pause further accrual to the Tarus Therapeutics, LLC ADPORT-601 (PORT-6 and PORT-7) trial. The investigator-sponsored study of PORT-3 remains active, but not recruiting and without direct financial support from us.

As part of our ongoing review of strategic alternatives, in December 2024 we entered into a Letter of Intent (“LOI”) with Immunova, LLC, a private Connecticut-based biotechnology company. Under the LOI, Immunova (or its affiliate) and Portage have agreed to negotiate a definitive option agreement under which Immunova may acquire the full share capital of iOx Therapeutics, Ltd., a wholly owned subsidiary of Portage. Those negotiations are ongoing. iOx is developing liposomal iNKT agonists, with its lead candidate, PORT-2, demonstrating encouraging preliminary clinical activity.

In January 2025, we announced the relaunch of Tarus Therapeutics, LLC as an independently managed company under the name Cyncado Therapeutics™. Peter Molloy was appointed CEO to lead efforts in securing external financing and advancing the development of PORT-6, PORT-7, PORT-8, and PORT-9—a portfolio of highly selective adenosine receptor antagonists. Cyncado will focus initially on the dual administration of PORT-6 (A2A antagonist) and PORT-7 (A2B antagonist) to target immune suppression in the tumor microenvironment via complementary mechanisms.

In March 2025, we resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the PORT-6 cohort, we will evaluate advancement of this trial and the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms, but remain on pause at this time.

We continue to evaluate a broad set of strategic alternatives, which may include partnerships, asset sales, mergers, restructurings (in or out of court), company wind-downs, or new financing transactions. The following description assumes the availability of additional capital to support ongoing and future clinical development.

Results of Operations for Fiscal 2025 Compared to Fiscal 2024

We incurred a net loss of approximately $6.8 million during Fiscal 2025 compared to a net loss of approximately $75.4 million during Fiscal 2024, a decrease in net loss of $68.6 million, year-over-year. Fiscal 2025 and 2024 includes approximately ($0.2) million net non-cash gain and $60.9 million of net non-cash expenses, respectively.

The components of the change in net loss and total comprehensive loss are:

•	A net gain of $0.9 million from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel International (IRL) Limited (“Parexel”). See “iOx – Parexel Master Services Agreement” section of Note 13, “Commitments and Contingent Liabilities” for additional discussion regarding this matter included elsewhere in this Report.

•	A $0.4 million non-cash loss from the change in the fair value of certain warrants accounted for as liabilities issued in connection with such equity offering in October 2023.

•	Operating expenses, which include R&D and general and administrative ("G&A") expenses, were $7.4 million in Fiscal 2025, compared to $18.2 million in Fiscal 2024, a decrease of $10.8 million, which is discussed more fully below. Operating expenses include $0.3 million and $2.6 million of non-cash share-based compensation expense in Fiscal 2025 and Fiscal 2024, respectively.

•	A non-cash loss on impairment of $82.5 million comprised of 1) $57.9 million with respect to iOx in-process research and development (“IPR&D”) , 2) $23.6 million with respect to the Tarus IPR&D and 3) $1.0 million with respect to our investment in Stimunity in Fiscal 2024. This represents a full impairment of the iOx and Tarus IPR&D and our investment in Stimunity.

•	A $0.8 million commitment fee expense related to the decision not to utilize the Committed Purchase Agreement in Fiscal. There was no such fee in Fiscal 2025.

•	A $0.7 million gain recognized on the sale of Intensity Therapeutics, Inc. (“Intensity”) shares during Fiscal 2024. There was no such sale in Fiscal 2025.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $3 thousand in Fiscal 2025, compared to a non-cash net deferred income tax benefit of $10.5 million in Fiscal 2024, a year-over-year change of $10.5 million reflecting the reduction of deferred tax liability due to the full impairment of the IPR&D for iOx in Fiscal 2024.

Total comprehensive loss in Fiscal 2025 was $6.8 million, compared to $75.4 million in Fiscal 2024, a decrease in total comprehensive loss of $68.6 million. There is no difference between net loss and total comprehensive loss in Fiscal 2025. The difference between net loss and total comprehensive loss in Fiscal 2024 was entirely due to the recognition of the net change in fair value of an investment of $0.038 million originally in OCI during the fiscal year.

Results of Operations for Fiscal 2024 Compared to Fiscal 2023

We incurred a net loss of approximately $75.4 million during Fiscal 2024, which includes approximately $60.9 million of net non-cash expenses, compared to a net loss of approximately $104.7 million during Fiscal 2023, a decrease in net loss of $29.3 million, year-over-year.

The components of the change in net loss and total comprehensive loss are:

•	A non-cash gain totaling $11.3 million comprised of the change (decrease) in the fair value of the deferred obligation - iOx milestone of $4.1 million, and the change (decrease) in the fair value of the deferred purchase price payable to the former Tarus shareholders of $7.2 million. This is attributable to the full impairment of the related iOx IPR&D and Tarus IPR&D.

•	A $2.4 million loss from our equity financing in October 2023 representing the excess of the fair value of certain warrants over the net proceeds, $0.7 million of offering costs and a $6.9 million non-cash gain from the change in the fair value of certain warrants accounted for as liabilities issued in connection with such equity offering in October 2023.

•	A non-cash loss on impairment of $57.9 million with respect to the iOx in-process research and development (“IPR&D”) (PORT-2 platform), based on our International Accounting Standards (“IAS”) 36 “Impairment of Assets” fair value analysis triggered by our decision to pause those trials and our decision to explore strategic alternatives, which may include finding a partner for one or more of our assets, a sale of our company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action. This represents a full impairment of the iOx IPR&D.

•	A non-cash loss on impairment of $23.6 million with respect to the Tarus IPR&D. This represents a full impairment of the Tarus IPR&D.

•	A non-cash impairment loss of $1.0 million with respect of our investment in Stimunity, based upon our IAS 36 analysis predicated on the inability of Stimunity to raise financing and our decision not to finance future operations.

•	A $0.8 million commitment fee expense related to the decision not to utilize the Committed Purchase Agreement.

•	A $0.7 million gain recognized on the sale of Intensity Therapeutics, Inc. (“Intensity”) shares during Fiscal 2024. There was no such sale in Fiscal 2023.

•	Operating expenses, which include R&D and general and administrative (“G&A”) expenses, were $18.2 million in Fiscal 2024, compared to $16.6 million in Fiscal 2023, an increase of $1.6 million, which is discussed more fully below.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $10.5 million in Fiscal 2024, compared to a non-cash net deferred income tax benefit of $17.9 million in Fiscal 2023, a year-over-year change of $7.4 million reflecting the reduction of deferred tax liability due to the full impairment of the IPR&D for iOx, partially offset by the derecognition of losses previously recognized. Fiscal 2023 reflected the recognition of current tax losses, the change (benefit) in exchange rates on the liability settleable in British pound sterling and the change (benefit) on the change in deferred income tax rates in the U.K.

Total comprehensive loss in Fiscal 2024 was $75.4 million, compared to $109.9 million in Fiscal 2023, a decrease in total comprehensive loss of $34.5 million. The primary difference between net loss and total comprehensive loss in Fiscal 2024 was substantially due to the recognition of the net change in fair value of an investment of $0.038 million originally in OCI in Fiscal 2024.

Operating Expenses

Total operating expenses for the last three completed fiscal years are as follows (in thousands):

	Years ended March 31,
	2025	2024	2023

Research and development	$3,129	$12,535	$8,674
General and administrative expenses	4,254	5,664	7,901
Total operating expenses	$7,383	$18,199	$16,575

Research and Development Expenses

Fiscal 2025

R&D expenses decreased by approximately $9.4 million, or approximately 75%, from approximately $12.5 million in Fiscal 2024, to approximately $3.1 million in Fiscal 2025. The decrease was primarily attributable to clinical trial costs (principally CRO-related), which decreased by approximately $3.4 million, from $5.2 million in Fiscal 2024 to $1.8 million in Fiscal 2025, due to the decision to pause enrollment in our sponsored clinical trials in the third and fourth quarters of Fiscal 2024. Manufacturing-related costs decreased by $1.6 million from $1.8 million in Fiscal 2024, compared to $0.2 million in Fiscal 2025, related to the iNKT and adenosine clinical trials. During Fiscal 2024, we deprioritized development of the iNKT program and closed the related clinical trial. In August 2024, we temporarily paused enrollment in the PORT-6 arm of the study. Enrollment resumed in March 2025 with the initiation of the final dose escalation cohort. Non-cash share-based compensation expense allocable to R&D decreased by $1.4 million, from $1.4 million in Fiscal 2024, compared to nil in Fiscal 2025, as the relevant share options fully vested by Fiscal 2024 and no new share option awards were allocable to R&D during Fiscal 2025. Payroll-related expenses decreased by $0.9 million from $1.6 million in Fiscal 2024 to $0.7 million in Fiscal 2025; the decrease in salaries is primarily due to reduced headcount. R&D services decreased by $0.5 million due to the pause of medical writing, analysis, and clinical studies at the beginning of Fiscal 2025. Scientific consulting fees decreased by approximately $0.6 million from $0.8 million in Fiscal 2024 to $0.2 million in Fiscal 2025 to reflect the decrease in activity year-over-year. Additionally, in Fiscal 2024, we incurred a one-time milestone payment of $0.5 million for dosing our first adenosine patients, and finally, $0.5 million in fees paid with respect to the transition of the iNKT study prior to discontinuing the study in Fiscal 2024.

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

Fiscal 2023

R&D costs increased by approximately $1.9 million, or approximately 28%, from approximately $6.8 million in Fiscal 2022, to approximately $8.7 million in Fiscal 2023. The increase was primarily attributable to the start-up and manufacturing costs associated with the adenosine assets (PORT-6 and PORT-7) acquired in the Tarus acquisition of $1.1 million and the clinical trial costs of $2.4 million associated with the iNKT clinical trial for PORT-2. There were no such costs incurred in Fiscal 2022. Additionally, we incurred costs of $0.2 million associated with the NCI trial for clinical development of STING agonists and anti-RAGE agents for cancer vaccines in Fiscal 2023, an increase of $0.3 million in other R&D costs relating to services and storage and an increase of $0.3 million in payroll-related expenses. These increases were partially offset by a reduction in non-cash share-based compensation expense of $2.4 million with respect to share options to purchase ordinary shares granted to employees, which was attributable to (a) the vesting over time of a portion of prior year grants; and (b) the decrease in the fair value of grants of share options made in Fiscal 2023, as well as the timing of the grants.

General and Administrative Expenses

Fiscal 2025

G&A expenses decreased by approximately $1.4 million, or approximately 24.9%, from approximately $5.7 million in Fiscal 2024, to approximately $4.3 million in Fiscal 2025. The decreases are attributable to decreases in: non-cash share-based compensation expense allocable to G&A expenses by $0.9 million, from $1.2 million in Fiscal 2024 to $0.3 million in Fiscal 2025, primarily due to the vesting of certain share options granted in prior years fully vesting by Fiscal 2024 and lower fair value associated with more recent grants; professional fees by $0.7 million, from $2.3 million in Fiscal 2024, compared to $1.6 million in Fiscal 2025, primarily due to decline in public relations and accounting services related expenses; directors’ fees by $0.1 million, from $0.3 million in Fiscal 2024, compared to $0.2 million Fiscal 2025 due to the adoption of a new director compensation policy in March 2025; and general office related supplies and expenses by $0.1 million, from $0.2 million in Fiscal 2024, compared to $0.1 million in Fiscal 2025. These decreases were offset to some extent by an increase in payroll-related and consulting expenses by $0.4 million from $0.9 million in Fiscal 2024 to $1.3 million in Fiscal 2025 primarily attributable to $0.2 million in retention payments to an employee and a consultant included in payroll expenses allocable to general and administrative expenses.

Fiscal 2024

G&A expenses decreased by approximately $2.2 million, or approximately 28%, from approximately $7.9 million in Fiscal 2023, to approximately $5.7 million in Fiscal 2024. Professional fees decreased by $0.7 million, to $2.3 million in Fiscal 2024, compared to $3.0 million in Fiscal 2023, primarily attributable to legal fees associated with the Tarus acquisition and other regulatory filings in Fiscal 2023. Additionally, G&A non-cash share-based compensation expense decreased by $0.8 million, from $2.0 million in Fiscal 2023 to $1.2 million in Fiscal 2024. This decrease of $0.8 million in G&A non-cash share-based compensation expense was attributable to the vesting of certain share options granted in prior years and lower fair value associated with more recent grants. Insurance expense decreased by $0.5 million from $1.2 million in Fiscal 2023 to $0.7 million in Fiscal 2024, due to the decrease in the D&O premium year-over-year resulting from changes in the insurance markets. Directors’ fees decreased by $0.1 million in Fiscal 2024, compared to Fiscal 2023 as certain directors waived their fees in the quarter ended March 31, 2024. Finally, payroll-related expenses decreased by $0.1 million from $1.0 million in Fiscal 2023 to $0.9 million in Fiscal 2024; the increase in annual salaries effectuated in January 2023 was slightly more than offset by the fact that there were no annual bonuses incurred in Fiscal 2024.

Fiscal 2023

G&A expenses decreased by approximately $0.9 million, or approximately 10%, from approximately $8.8 million in Fiscal 2022, to approximately $7.9 million in Fiscal 2023. Professional fees increased by $1.3 million, of which $0.8 million was attributable to legal fees associated with the Tarus acquisition and $0.3 million was attributable to audit and accounting related expenses in Fiscal 2023 associated with the updating of public filings, as well as costs associated with the Tarus acquisition review. $0.2 million of the increase was attributable to stamp fees in the U.K. related to acquiring the outstanding minority interest of iOx, our subsidiary that manages our iNKT engager platform. Additionally, payroll-related expenses increased by $0.3 million due to the adoption of a compensation program in Fiscal 2023 designed to attract and retain management; along the same lines, we incurred $0.3 million in compensation to our directors in Fiscal 2023. These increases were partially offset by a decrease in non-cash share-based compensation expense of $2.4 million attributable to the vesting of certain share options granted in prior years and lower fair value associated with more recent grants and the decrease of $0.4 million associated with D&O insurance, which was attributable to a decrease in the D&O premium market year-over- year.

(B)  LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

We filed the March 2021 Registration Statement with the SEC in order to sell ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021. In connection with the March 2021 Registration Statement, we have filed with the SEC:

•	a base prospectus, which covers the offering, issuance and sale by us of up to $200 million in the aggregate of the securities identified above from time to time in one or more offerings;
•	a prospectus supplement, which covers the offer, issuance and sale by us in an ATM offering program of up to a maximum aggregate offering price of $50 million of our ordinary shares that may be issued and sold from time to time under the 2021 Sales Agreement with Cantor Fitzgerald & Co., the sales agent;
•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by us of 57,500 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald;

•	a prospectus supplement dated August 19, 2022, for the resale of up to $30 million in ordinary shares that we may sell from time to time to Lincoln and an additional 4,726 shares that were issued to Lincoln; and

•	a prospectus supplement dated September 29, 2023 for the offer, issuance and sale by us in a registered direct public offering through H.C. Wainwright & Co., the placement agent, to an institutional and accredited investor of (i) 98,500 of our ordinary shares at a purchase price of $38.00 per share and (ii) Pre-Funded Warrants to purchase up to 59,395 of our ordinary shares, at a purchase price of $37.98 per Pre-Funded Warrant, for aggregate gross proceeds of approximately $6 million (the “2023 Equity Financing”). All Pre-Funded Warrants, which were immediately exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 9, 2024.

The 2021 Sales Agreement permitted us to sell in an ATM program up to $50 million of ordinary shares from time to time. The sales under the prospectus will be deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

On June 24, 2021, we completed the sale of 57,500 ordinary shares, including the underwriters’ option, at a price of $460.00 per share, which generated gross proceeds of approximately $26.5 million and net proceeds of approximately $25.0 million, and was settled June 28, 2021.

During Fiscal 2022, we commenced an ATM program through which we sold a total of 22,184 ordinary shares, generating an aggregate net proceeds of approximately $4.1 million through Fiscal 2024. The March 2021 Registration Statement expired on February 24, 2024.

On July 6, 2022, we entered into the Committed Purchase Agreement with Lincoln, pursuant to which we may require Lincoln to purchase our ordinary shares having an aggregate value of up to $30 million over a period of 36 months. For a summary of the terms of the Committed Purchase Agreement, please see our Form 20-F for the fiscal year ended March 31, 2023 filed with the SEC on July 31, 2023.

During Fiscal 2023, we sold 24,000 ordinary shares to Lincoln under the Committed Purchase Agreement for net proceeds totaling approximately $2.0 million.

On May 5, 2025 we filed a shelf registration statement with the SEC in order to sell ordinary shares, warrants and units in one or more offerings from time to time, which became effective on May 14, 2025 (“May 2025 Registration Statement”). In connection with the May 2025 Registration Statement, we have filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by us of up to $40 million in the aggregate of the securities identified above from time to time in one or more offerings; and
•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $3,377,250 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated June 27, 2025 (the “2025 Sales Agreement”), with Rodman & Renshaw LLC the sales agent (“Rodman”).

The sale of ordinary shares under the registration statements are generally limited based on, among other things, our Nasdaq trading volume. Under the Baby Shelf Rule, the amount of funds we can raise through primary public offerings of securities in any 12-month period using a registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by our non-affiliates, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We are therefore limited by the Baby Shelf Rule as of the filing of this Form 20-F, until such time as our non-affiliate public float exceeds $75 million.

On March 1, 2023, we, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement has been extended to the earlier of February 20, 2026 or the completion of provision of services and the payment of contractual obligations. The agreement provides for budgeted costs totaling approximately $6.9 million. (previously $12.1 million)

In connection with the 2023 Equity Financing, on September 29, 2023, we entered into the Purchase Agreement with an institutional and accredited investor in connection with the Registered Direct Offering and the concurrent private placement. The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, we sold (i) 98,500 of our ordinary shares, at a purchase price of $38.00 per share and (ii) Pre-Funded Warrants to purchase up to 59,395 Pre-Funded Warrant Shares. All Pre-Funded Warrants, which were immediately exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 29, 2024.

In the Private Placement, we issued to such institutional and accredited investor unregistered Series A Warrants to purchase up to 157,895 ordinary shares, unregistered Series B Warrants to purchase up to 157,895 ordinary shares, and unregistered Series C Warrants to purchase up to 157,895 ordinary shares, together exercisable for an aggregate of up to 473,685 Private Warrant Shares. Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant was immediately exercisable for one Private Warrant Share at an exercise price of $38.00 per share but expired on April 3, 2025, 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to us from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

Pursuant to an engagement letter, dated as of August 26, 2023, between us and H.C. Wainwright & Co., LLC (the “Placement Agent”), we paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. We also agreed to pay the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, we agreed to issue to the Placement Agent, or its designees, Placement Agent Warrants to purchase up to 7,896 ordinary shares, which represents 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $47.50, or 125% of the offering price per ordinary share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the Offerings.

Going Concern

The accompanying consolidated financial statements for the year ended March 31, 2025 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying consolidated financial statements for the year ended March 31, 2025 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty. Notwithstanding the fact that the consolidated financial statements have been prepared on a going concern basis, we believe we will have to raise substantial amounts of additional capital from time to time, including in the near future, for our operations and to fund our product development, to conduct clinical trials, to obtain regulatory approval, to safeguard our intellectual property and to commence any commercialization efforts that we may pursue in the future. There is no assurance that we will be able to raise the necessary funds from time to time or on terms that are acceptable to us.

As of March 31, 2025, we had cash and cash equivalents of approximately $1.7 million and total current liabilities of approximately $1.1 million. For the year ended March 31, 2025, we are reporting a net loss of approximately $6.8 million (which include approximately $0.2 million of non-cash income, net of non-cash expenses), and cash used in operating activities of approximately $5.5 million. Based on our most recent projected cash flows, we believe that our cash and cash equivalents of $0.6 million of July 21, 2025 and the proceeds of up to $3,377,250 we may receive from the sale of additional shares of our ordinary shares in “at-the-market” transactions through a Sales Agreement with Rodman & Renshaw LLC (“Rodman”) as a sales agent, would not be sufficient to satisfy our anticipated operating and other funding requirements and raise significant doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements.

In January 2024, in light of ongoing capital constraints and the broader funding environment for early-stage biotechnology companies, we made the strategic decision to discontinue the iOx Therapeutics, Ltd. IMPORT-201 (PORT-2) trial and in April 2024 pause further accrual to the Tarus Therapeutics, LLC ADPORT-601 (PORT-6 and PORT-7) trial. The investigator-sponsored study remains active, but not recruiting and without direct financial support from us.

As part of our ongoing review of strategic alternatives, in December 2024 we entered into a Letter of Intent (“LOI”) with Immunova, LLC, a private Connecticut-based biotechnology company. Under the LOI, Immunova (or its affiliate) and Portage have agreed to negotiate a definitive option agreement under which Immunova may acquire the full share capital of iOx Therapeutics, Ltd., a wholly owned subsidiary of Portage. iOx is developing liposomal iNKT agonists, with its lead candidate, PORT-2, demonstrating encouraging preliminary clinical activity.

In January 2025, we announced the relaunch of Tarus Therapeutics, LLC as an independently managed company under the name Cyncado Therapeutics™. Peter Molloy was appointed CEO to lead efforts in securing external financing and advancing the development of PORT-6, PORT-7, PORT-8, and PORT-9—a portfolio of highly selective adenosine receptor antagonists. Cyncado will focus initially on the dual administration of PORT-6 (A2A antagonist) and PORT-7 (A2B antagonist) to target immune suppression in the tumor microenvironment via complementary mechanisms.

In March 2025, we resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the PORT-6 cohort, we will evaluate advancement of this trial and the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms, but remain on pause at this time.

We continue to evaluate a broad set of strategic alternatives, which may include partnerships, asset sales, mergers, restructurings (in or out of court), company wind-downs, or new financing transactions. The following description assumes the availability of additional capital to support ongoing and future clinical development.

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

We have incurred significant operating losses since inception and expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from our conduct of R&D activities. As previously discussed, during latter half of Fiscal 2024 we discontinued further development of our iNKT sponsored trial and paused further accrual to our adenosine program in order to preserve cash resources. Additionally, during the fourth quarter of Fiscal 2024, we sold our shares in Intensity on Nasdaq.

We historically have funded our operations principally from proceeds from issuances of equity and debt securities. We will require significant additional capital to make the investments we need to execute a longer-term business plan. Our ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing shareholders and any future debt securities may contain covenants that limit our operations or ability to enter into certain transactions.

Operating Cash Flow

Fiscal 2025

During Fiscal 2025, we used cash of $5.5 million to fund operating activities, which was consistent with the decision to pause running clinical programs in the last half of Fiscal 2024.

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

Investing Cash Flows

Fiscal 2025

During Fiscal 2025, we had no investing activities.

Fiscal 2024

During Fiscal 2024, we generated cash of $2.8 million from investing activities, which reflected the proceeds from the sales of Intensity shares.

Fiscal 2023

During Fiscal 2023, we used cash of $0.6 million to fund investing activities.

Financing Cash Flows

Fiscal 2025

During Fiscal 2025, we generated $2.1 million in cash from financing activities, which is primarily attributable to $2.15 million in proceeds from the sale of 524,390 ordinary shares to two of our directors in a private placement transaction.

Fiscal 2024

During Fiscal 2024, we generated $6.0 million in cash from financing activities, of which $5.3 million net proceeds related to the Registered Direct Offering and $0.7 million related to net proceeds from sales under the ATM program.

Fiscal 2023

During Fiscal 2023, we used cash of $0.1 million to fund financing activities.

During Fiscal 2023, as consideration for the Tarus acquisition, we issued to the former Tarus shareholders an aggregate of 121,300 of our ordinary shares, calculated on the basis of $18 million divided by the 60-day volume weighted average price per our ordinary share. The ordinary shares have not been registered with the SEC and were subject to lock-up agreements for terms ranging from six to twelve months. We also assumed certain liabilities totaling $3.0 million for short-term debt held by Tarus and deferred license milestones obligations, which were repaid by us in July 2022. Additionally, milestone payments of up to $32 million in cash or our ordinary shares would be triggered upon achievement of future development and sales milestones, as further described above.

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

Under the terms of the Impetis License, Impetis is eligible to receive payments totaling up to $38 million on an Impetis Compound (as defined in the Impetis License) based upon achievement of certain clinical and commercial milestones. Milestone payments due in the amount of $1 million for achievement of certain regulatory milestones were paid in July 2022 and a $0.5 million milestone was paid upon dosing the first patient in September 2023.

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

(D)  TREND INFORMATION

There are no other trends, commitments, events or uncertainties presently known to management that are reasonably expected to have a material effect on the Company's business, financial condition or results of operation other than as disclosed elsewhere in this Annual Report (refer to the heading entitled "Risk Factors" under Item 3 (D) and Item 4 (B) “Business Overview” and elsewhere in this Item 5).

(E)   CRITICAL ACCOUNTING ESTIMATES

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, deferred tax assets and liabilities, warrant liabilities, research and development costs, fair value used for acquisition of intangible assets, contingent consideration assumed and measurement of share-based compensation. Significant areas where critical judgments are applied include assessment of impairment of investments, in-process research and development and warrant liabilities.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following tables set forth certain information relating to our directors and executive officers as of the date of this annual report.

Non-Employee Directors

				Committee Membership
Name	State and Country of Residence	Age	Director Since	Audit	Compensation
						Nominating
Gregory H. Bailey, M.D.(1)	Sliema, Malta	69	June 4, 2013		Member	Member
Steven Mintz	Ontario, Canada	59	August 6, 2016	Chair	Member
James Mellon	Isle of Man	68	February 15, 2022		Chair
Jean-Christophe Renondin, M.D.	Paris, France	65	April 30, 2024	Member		Chair
Justin Stebbing, M.D.(2)	London, UK	54	April 30, 2024	Member		Member

(1) Lead Director
(2) Chairman of the Board of Directors

Executive Officers

Name	State and Country of Residence	Age	Position	Officer Since

Alexander Pickett	Massachusetts, USA	37	Chief Executive Officer and Director	December 15, 2024
Andrea E. Park, CPA (inactive)	California, USA	53	Chief Financial Officer	September 30, 2024
Robert Kramer, PhD	Utah, USA	73	Chief Scientific Officer	January 8, 2019(1)

(1)	Reflects the date of the SalvaRx acquisition by the Company. Prior to that, Dr. Kramer was contracted by SalvaRx.

Biographical Information

Gregory H. Bailey, M.D. joined our Board of Directors in June 2013 and served as the Chairman of our Board of Directors until August 2016. From October 2017 until January 2023, Dr. Bailey served as the Chief Executive Officer of Juvenescence Limited, a privately held company focused on the development of therapies for ageing and age-related diseases. Dr. Bailey has served as Executive Chairman of Juvenescence Limited since January 2023 and is also a director of Manx Financial Group, plc, BioHaven Inc, SalvaRx Group plc., Culminant Reinsurance, Chelsea Avondale, and Serina Therapeutics, Inc (NYSE American: SER, formerly AgeX Therapeutics, Inc.). Dr. Bailey is a co-founder of Portage Biotech and has founded and served as a director of a number of private and other public companies and previously served as a managing partner of Palantir Group, Inc., a merchant bank involved in a number of biotech company startups and financings. Dr. Bailey practiced emergency medicine for ten years before entering finance. Dr. Bailey received his M.D. from the University of Western Ontario. We believe that Dr. Bailey is qualified to serve on our Board based on his years of experience in medicine and as an executive, and in finance for the biotechnology industry.

Steven Mintz joined our Board of Directors during April 2016. Mr. Mintz has been a self-employed financial consultant since 1998, serving both private individuals and companies, as well as public companies in a variety of industries including mining, oil and gas, real estate, and investment strategies. He is currently President of St. Germain Capital Corp., a private consulting and investment firm. He is also a principal and CFO of the Minkids Group, a family investment and development company. Mr. Mintz is currently a director of Pool Safe, Inc. since December 2009. Mr. Mintz previously served as a director of Everton Resources, Inc. from May 2023 until September 2020, IM Cannabis (formerly Navasota Resources) from April 2018 until February 2021, and Serina Therapeutics, Inc. (NYSE American: SER, formerly AgeX Therapeutics, Inc.) from March 2024 until January 2025. Mr. Mintz graduated from the University of Toronto in 1989 and obtained his C.A. designation in June of 1992. We believe that Mr. Mintz is qualified to serve on our Board based on his years of experience in healthcare, investment, and finance.

James Mellon joined our Board of Directors in February 2022. Mr. Mellon previously served on our Board of Directors from June 2013 and resigned August 2020 to pursue other activities. Mr. Mellon is an entrepreneur, investor, and author. He is the co-author of five books, all written with a view toward identifying emerging thematic trends leading to investment opportunities. Mr. Mellon is a co-founder of Portage Biotech and the founder and Executive Chair of Agronomics Limited (LSE:ANIC), an investment vehicle for cultivated meat. Mr. Mellon has a particular interest in longevity research and is currently the co-founder and Director of anti-aging biopharma company, Juvenescence Limited. He is also a non-executive Chair of Condor Gold plc (LSE:CNR), the Executive Chair of Manx Financial Group plc (LSE:MFX), co-founder and Director of Bradda Head Lithium Limited (LSE:BHL.L), and the non-executive Chairman of the Board of SalvaRx Group plc. He is also the co-founder and Chair of Regent Pacific Group Limited (XHKG:575). Mr. Mellon holds a Master’s Degree in Philosophy, Politics and Economics from Oxford University. We believe that Mr. Mellon is qualified to serve on our Board based on his years of management experience in healthcare and investment, and as an executive.

Jean-Christophe Renondin, M.D. joined our Board of Directors during April 2024. Since 2022, Dr. Renondin has served as Managing Partner at Vesalius Biocapital IV, a European life-sciences venture capital firm. From 2015 to 2022, Dr. Renondin served as Senior Healthcare Manager at the Sovereign Fund of Oman where he implemented investment strategy and pursued investment opportunities in North America, Europe and Asia. Dr. Renondin has served in management roles at a number of healthcare and investment firms, including serving for five years as managing director of Bryan Garnier & Co. Dr. Renondin served as a director of Cognate Bioservices Limited, a company in the business of contract development and manufacturing, specializing in cell and cell-mediated gene therapy products, which is now owned by Charles River Laboratories International and as a director of Juvenescence Limited from March 2020 until June 2023, and AgeX Therapeutics, Inc. from August 2023 until March 2024. Dr. Renondin received an MBA degree from the Tuck School of Business at Dartmouth University in 1991 and an MD degree from Universite Paris Cite. We believe that Dr. Renondin is qualified to serve on our Board based on his years of management experience in healthcare, investment, and finance.

Justin Stebbing, M.D. PhD joined our Board of Directors during April 2024 and began serving as the Chairman of the Board of Directors since December 15, 2024. Dr. Stebbing is Editor-in-Chief of the Springer Nature cancer journal, Oncogene, and a member of the American Society for Clinical Investigation. Dr. Stebbing holds the distinct honor of being appointed the British government’s first oncology professor funded by the National Institute for Health Research (NIHR). He has published over 700 papers, concentrating on translational science, and during the COVID-19 pandemic, his work, starting with artificial intelligence, led to an FDA EUA for baricitinib, now a fully approved COVID-19 treatment, on the background of its previous use in rheumatoid arthritis. Dr. Stebbing has combined his medical career with healthcare investing. He has worked with Atticus Capital, Lansdowne, and Vitruvian Partners, and previously chaired the board of BB Healthcare Trust from 2016 to 2021. Dr. Stebbing also currently serves as a director of Etira Therapeutics (since 2023) and Graviton Biosciences BV (since 2024). Prior to a residency at The Johns Hopkins Hospital, Dr. Stebbing gained a medical degree (first class) from Trinity College, Oxford. He undertook his fellowship/training at the Royal Marsden and Barts, and he has been a principal investigator on numerous studies through all phases of development. He is also a Professor of Biomedical Sciences at ARU, Cambridge. We believe that Dr. Stebbing is qualified to serve on our Board based on his years of management experience in medicine and healthcare.

Alexander Pickett joined our Board of Directors and was appointed as our Chief Executive Officer under a consultancy agreement on December 15, 2024. Mr. Pickett is also the Managing Director at Juvenescence, where he oversees new opportunity onboarding. Mr. Pickett also serves as a Director of Morphoceuticals, Inc. a Juvenescence portfolio company focused on understanding the role of tissue-level computation and bioelectricity in health. Since 2014, Mr. Pickett has worked with Juvenescence founding partners Dr. Gregory Bailey, Mr. Jim Mellon, and Dr. Declan Doogan at Mediqventures, Ltd., a multi-family investment partnership and merchant bank, where he where he reviewed new investments for Mediqventures and supported existing investments at Portage, including Portage Pharma Ltd. and Biohaven (NYSE:BHVN). Mr. Pickett serves as a Director for Causeway Therapeutics, a Mediqventures portfolio company focused on the development of therapies for tendinopathy. Mr. Pickett helped find SalvaRx Limited, a cancer immunotherapy-focused investment company that was later merged into Portage Biotech. Prior to joining Mediqventures, Mr. Pickett was an associate at Flatley Venture Capital, a cystic fibrosis-focused investment arm of the John J Flatley Company, where he was responsible for investment analysis and scientific due diligence. Mr. Pickett co-founded Real Life Sciences, a start-up focused on software-based patient-engagement solutions to improve patient recruitment to clinical trials. Mr. Pickett has a BA in Molecular and Cellular Biology from Harvard College.

Andrea E. Park, CPA (inactive) was appointed as our Chief Financial Officer on September 30, 2024. Ms. Park previously served as Interim Chief Financial Officer and Chief Accounting Officer of Serina Therapeutics, Inc. (NYSE American: SER) through August 15, 2024, following the consummation of the reverse merger with AgeX Therapeutics, Inc. (AgeX) in March 2024. Prior to the merger, Ms. Park served as Chief Financial Officer for AgeX since May 2020 and as Vice President of Finance and Controller from October 2019. Ms. Park’s career spans over 25 years of public accounting and finance experience. Before joining AgeX, Ms. Park served as Vice President of Finance and Controller from June 2016 to September 2019 and as Corporate Controller from August 2009 to June 2016 for Lineage Cell Therapeutics, Inc. (NYSE American: LCTX, formerly BioTime, Inc.). Earlier in her career, she worked in the audit and assurance practice at Deloitte. Ms. Park is a certified public accountant in the State of California and has a B.A. in Business Economics with Concentration in Accounting from the University of California, Santa Barbara.

Robert Kramer, PhD has served as our Chief Scientific Officer since January 2019. Dr. Kramer has over 33 years of experience in the pharmaceutical industry and is the former Head of Oncology Discovery Research at both Bristol Myers Squibb and Janssen Pharmaceuticals, part of the Johnson & Johnson group of companies. He has been responsible for enabling the transition of 35 drugs from initial discovery into the clinic. Robert championed immunotherapy at Bristol Myers Squibb, which led, in 2009 to the acquisition of Medarex, Inc. and its portfolio of immune therapeutics that included Ipilimumab and Nivolumab. He received his PhD in pharmacology from the University of Vermont and undertook his post doctorate studies at the U.S. National Cancer Institute. Robert has also held an Assistant Professorship at the Harvard Medical School.

Family Relationships

There are no family relationships between or among the directors and executive officers.

Other Relationships

There are no arrangements or understandings between or among any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or as members of senior management.

(B)  COMPENSATION

1.	General

The Board adopted and confirmed as of March 7, 2025, a director compensation policy (“Director Compensation Policy”) to replace the previous plan approved in November 2021.

Under the Director Compensation Policy, each person serving as a director of the Company, regardless of executive employment status, will be paid an annual cash fee of $30,000, to be paid in arrears, upon confirmation by the Board that the Company has sufficient funds available for payment without adversely impacting the then available, necessary working capital. In addition, the Company will pay a cash fee in the amount of $25,000 to each person then serving as a director on the consummation of a reverse merger transaction or similar transaction, if any.

On March 7, 2025, the Board awarded directors and employees a total of 160,000 options to purchase ordinary shares at a per share rate of $4.45. Vested options are exercisable for the period ending 10 years after the date of grant. Vesting will accelerate on a change of control of the Company. The options vest as to one-quarter immediately and the remaining balance as to one-third on each March 7, 2026, 2027, and 2028. The options were issued as discretionary options under the Company’s 2021 Equity Incentive Plan, and not part of any regularly constituted compensation plan.

The Company does not have any plans that provide for pensions, retirement or similar benefits.

2.	Statement of Director and Executive Compensation

The following tables and accompanying notes set forth all compensation paid or payable by the Company to its directors and senior management for the fiscal years ended March 31, 2025, 2024, and 2023. The share information is adjusted to give effect to the 1-for-20 reverse share split completed on August 15, 2024.

2.	Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary(1)	Bonus		Other	Securities Under Options / SARs Granted(2)		Shares or Units Subject to Resale Restrictions	Other(3)	Total Compensation
		$	$		$	$		$	$	$
Gregory H. Bailey, M.D.
	2025	30,000	—		—	—		—	—	30,000
	2024	49,500	—		—	—		—	—	49,500
	2023	68,500	—		—	35,478	(4)	—	—	103,978

James Mellon
	2025	30,000	—		—	—		—	—	30,000
	2024	35,242	—		—	—		—	—	35,242
	2023	51,500	—		—	35,478	(4)	—	—	86,978

Steven Mintz
	2025	30,000	—		—	113,158	(5)	—	—	143,158
	2024	45,750	—		—	—		—	—	45,750
	2023	61,000	—		—	35,478	(4)	—	—	96,478

Jean-Christophe Renondin, M.D.
	2025	30,000	—		—	96,992	(5)	—	—	126,992
	2024	—	—		—	—		—	—	—

Justin Stebbing, M.D. PhD
	2025	30,000	—		—	121,240	(5)	—	—	151,240
	2024	—	—		—	—		—	—	—

Linda Kozick(9)
	2025	—	—		—	—		—	—	—
	2024	42,000	—		—	—		—	—	42,000
	2023	56,000	—		—	35,478	(4)	—	—	91,478

Mark Simon(9)
	2025	—	—		—	—		—	—	—
	2024	55,500	—		—	—		—	—	55,500
	2023	55,500	—		—	35,478	(4)	—	—	90,978

Robert Glassman(9)
	2025	—	—		—	—		—	—	—
	2024	45,258	—		—	—		—	—	45,258
	2023	30,000	—		—	168,743	(6)	—	—	198,743

Executive Officers
Alexander Pickett(10)
Chief Executive Officer and Director	2025	30,000	—		—	145,488	(5)	—	—	175,488

Ian Walters(11)
Chief Executive Officer and Chairman of the Board	2025	453,186	—		—	—		—	54,716	507,902
	2024	642,700	—		—	—		—	75,185	717,885
	2023	624,175	267,996	(3)	—	748,186	(7)	—	75,480	1,715,837

Andrea Park(12)
Chief Financial Officer	2025	163,790	—		—	113,158	(5)	—	28,659	305,607

Allan Shaw(13)	2025	234,500	—		—	—		—	—	234,500
Chief Financial Officer and Secretary	2024	469,000	—		—	—		—	49,205	518,205
	2023	378,250	102,312	(3)	—	349,308	(7)	—	43,519	873,389

2.	Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary(1)	Bonus		Other	Securities Under Options / SARs Granted(2)		Shares or Units Subject to Resale Restrictions	Other(3)	Compensation
		$	$		$	$		$	$	$

Robert Kramer
Chief Scientific Officer	2025	112,500	—		—	—		—	6,750	119,250
	2024	168,750	—		—	—		—	17,141	185,891
	2023	218,628	63,504	(3)	—	137,454	(7)	—	28,025	447,611

Brian Wiley(14)
Chief Business Officer	2025	114,844	—		—	—		—	8,627	123,471
	2024	153,125	—		—	—		—	2,297	155,422
	2023	177,185	38,588	(3)	—	118,343	(7)	—	4,915	339,031

Justin Fairchild(15)
Vice President of Development	2025	20,000	—		—	—		—	—	20,000
	2024	270,000	—		—	—		—	55,301	325,301
	2023	190,000	25,358	(3)	—	544,632	(8)	—	30,473	790,463

Notes:

(1)	Represents base salary earned by officers in accordance with their respective contracts and Director’s fees earned by directors, as applicable, in accordance with the directors compensation plan adopted in March 2025 which superseded the policy adopted in November 2021. The $30,000 compensation to directors in 2025 is to be paid in arrears, upon confirmation by the Board that the Company has sufficient funds available for payment without adversely impacting the then available, necessary working capital.

Dr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their directors’ fees with respect to the three months ended March 31, 2024.

(2)	“SAR” means stock appreciation rights. To date, the Company has not issued SARs.

(3)	Represents employee benefits paid by the Company.

(4)	Represents the aggregate grant date fair value of 14,600 options to purchase ordinary shares granted on March 30, 2023, which vested on the first anniversary of the date of grant.

(5)	Represents the aggregate grant date fair value of share options to purchase ordinary shares granted on March 7, 2025, which one-quarter vested immediately and the remaining balance as to one-third on each March 7, 2026, 2027 and 2028.

2.	Statement of Director and Executive Compensation (Cont’d)

(6)	Represents aggregate grant date fair value of 15,900 options to purchase ordinary shares granted July 27, 2022, which vest monthly on the grant date anniversary over three years following the date grant and the grant date fair value of 14,600 options to purchase ordinary shares granted March 30, 2023, which vested on the first anniversary of the date of grant.

(7)	Represents aggregate grant date fair value of options to purchase ordinary shares granted March 30, 2023, which were scheduled to vest ratably on each of the first four anniversaries of the date of grant. See “Outstanding Equity Awards at Fiscal Year-End” below for additional information.

(8)	Represents aggregate grant date fair value of 50,000 options to purchase ordinary shares granted June 8, 2022, and 30,900 options to purchase ordinary shares granted March 30, 2023, which vest ratably on each of the first four anniversaries of the respective date of grant.

(9)	Ms. Kozick and Dr. Glassman served as Directors through April 25, 2024 and Mr. Simon through April 24, 2024.

(10)	Mr. Pickett was appointed as our Chief Executive Officer under a consultancy agreement and joined our Board of Directors on December 15, 2024.

(11)	Dr. Walters served as our Chief Executive Officer and Chairman of our Board of Directors through December 14, 2024. In accordance with his employment agreement, all unvested share options at that time were vested immediately.

(12)	Ms. Park was appointed as our Chief Financial Officer on September 30, 2024.

(13)	Mr. Shaw served as our Chief Financial Officer and Secretary through September 30, 2024. Other compensation in the amount of $127,250 represent payments made to Mr. Shaw under a Retention Agreement and General Release (“Retention Agreement”) dated July 22, 2024. Additional information concerning the Retention Agreement may be found in Note 14, Related Party Transactions to the consolidated financial statements included elsewhere in this Report.

(14)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. In accordance with his employment agreement, all unvested share options at that time were vested immediately.

(15)	Mr. Fairchild resigned as our Vice President of Development in January 2024 but continued to provide his services as a consultant through May 31, 2024, his resignation date.

Outstanding Equity Awards at Fiscal Year-End

The following table and related notes provide certain information regarding all outstanding equity awards for our executive officers as of March 31, 2025, as adjusted to give effect to the 1-for-20 reverse share split completed on August 15, 2024:

		Option Awards				Stock Awards(6)
		Number of				Number of Shares or	Market Value of Shares or
		Securities Underlying		Option	Option	Units of Stock	Units of Stock
		Unexercised Options		Exercise	Expiration	That Have	That Have
Name	Grant Date	Exercisable(1)	Unexercisable	Price	Date	Not Vested	Not Vested
Alexander Pickett(2)	3/7/2025	9,000	27,000	$4.45	3/7/2035	—	—

Ian B. Walters(3)	3/30/2023	15,084	—	$58.40	12/14/2026	—	—
	1/19/2022	6,285	—	$204.40	12/14/2026	—	—
	1/13/2021	7,550	—	$355.00	12/14/2026	—	—

Andrea E. Park(4)	3/7/2025	7,000	21,000	$4.45	3/7/2035	—	—

Allan Shaw(5)	3/30/2023	1,761	—	$58.40	9/30/2026	—	—
	1/19/2022	840	—	$204.40	9/30/2026	—	—
	1/13/2021	6,550	—	$355.00	9/30/2026	—	—

Robert Kramer(6)	3/30/2023	693	2,078	$58.40	3/30/2033	—	—
	1/19/2022	941	314	$204.40	1/19/2032	—	—
	1/13/2021	3,050	—	$355.00	1/13/2031	—	—

Brian Wiley(7)	3/30/2023	2,386	—	$58.40	11/15/2026	—	—
	1/19/2022	3,000	—	$204.40	11/15/2026	—	—

Justin Fairchild(8)	3/30/2023	1,545	—	$58.40	8/29/2024	—	—
	6/8/2022	2,500	—	$220.00	8/29/2024	—	—

Outstanding Equity Awards at Fiscal Year-End (Cont’d)

(1)	Except as set forth below, vesting of all options is subject to continued service as an employee, director and/or consultant of Portage or a subsidiary on the applicable vesting date. One fourth of the options vested or will vest on the first anniversary of the date of grant, and the remaining balance of the options vested or will vest in 36 equal monthly installments thereafter.

(2)	On December 15, 2024, Mr. Pickett was appointed as our Director and our Chief Executive Officer under a consultancy agreement. These options were awarded to Mr. Pickett for his services as a director. One fourth of the options vested immediately on grant date, and the remaining shall vest in three equal annual installments thereafter.

(3)	Dr. Walters served as our Chief Executive Officer and Director through December 14, 2024. Per the terms of his employment agreement, all unvested share options immediately vested on that date. Per the terms of his share option agreements, the vested share options are exercisable for two years from this date.

(4)	On September 30, 2024, Ms. Park was appointed as our Chief Financial Officer. One fourth of the options vested immediately on grant date, and the remaining shall vest in three equal annual installments thereafter.

(5)	Mr. Shaw served as our Chief Financial Officer through September 30, 2024. Per the terms of his share option agreements, the vested share options are exercisable for two years from this date.

(6)	The above table excludes 4,550 restricted stock units to Mr. Kramer granted January 13, 2021, with a grant day value of $1,615,250, which vested on grant date but are subject to certain restrictions and 860 restricted stock units granted January 19, 2022 with a grant day value of $175,784, which vested on grant date but are subject to certain restrictions.

(7)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. Per the terms of his employment agreement, all unvested stock immediately vested on that date. Per the terms of his share option agreement, the vested share options are exercisable for two years from this date.

(8)	Mr. Fairchild served as Vice President of Development through January 31, 2024 but continued to provide his services as a consultant through May 31, 2024, his resignation date.

Directors' and Officers' Liability Insurance

We have purchased, at our expense, directors' and officers' liability insurance policy to provide insurance against possible liabilities incurred by them in their capacity as our directors and officers.

EXECUTIVE COMPENSATION

For the year ended March 31, 2025, our members of senior management were:

•	Alexander Pickett, Interim Chief Executive Officer and Director(1)
•	Ian B. Walters, Chief Executive Officer and Chairman of the Board(2)
•	Andrea Park, Chief Financial Officer(3)

•	Allan Shaw, Chief Financial Officer and Secretary(4)

•	Robert Kramer, Chief Scientific Officer

•	Brian Wiley, Chief Business Officer(5)

•	Justin Fairchild, Vice President of Development(6)

(1)	Mr. Pickett was appointed as our Chief Executive Officer and joined our Board of Directors effective December 15, 2024.
(2)	Dr. Walters served as our Chief Executive Officer and as the Chairman of our Board of Directors through December 14, 2024.
(3)	Ms. Park was appointed as our Chief Financial Officer effective September 30, 2024.
(4)	Mr. Shaw served as our Chief Financial Officer and Secretary through September 30, 2024.
(5)	Mr. Wiley served as our Chief Business Officer through November 15, 2024.
(6)	Mr. Fairchild accepted a reduced role as a consultant beginning February 1, 2024 and resigned effective May 31, 2024.

Executive Compensation Overview

During Fiscal 2022 and Fiscal 2023, the Company entered into Employment contracts with Dr. Walters, Mr. Shaw, Mr. Innaimo, Mr. Kramer, Mr. Wiley and Mr. Fairchild that provided for a combination of base salary, bonuses and long-term incentive compensation in the form of restricted stock units and options to purchase ordinary shares. Ms. Park joined the Company under an Employment contract while Mr. Pickett’s is under a consulting arrangement through his ownership of Arctos Strategy, LLC. Our members of senior management, like all full-time employees, are eligible to participate in our health and dental benefit plans and 401(k) plan matching program. At a minimum, we expect to review executive compensation annually with input from a compensation consultant, if necessary. As part of this review process, we expect the Board and the Compensation Committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

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

Annual Bonus

In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing, which was completed in October 2023. The Board did not approve performance bonuses for Fiscal 2025 and Fiscal 2024.

Equity-Based Compensation

In Fiscal 2025, the Board of Directors authorized on March 7, 2025, the grant of 160,000 share options to purchase ordinary shares at a per share rate of $4.45. Once vested, the share options are exercisable for a period ending 10 years after the date of grant. Vesting will accelerate on a change of control of the Company. The options had a per share fair value of $4.04 and vest as to one-quarter immediately and the remaining balance as to one-third on each March 7, 2026, 2027, and 2028. The grants were made to certain directors, officers, and employee. The options were issued as discretionary options under the 2021 Equity Incentive Plan, and not part of any regularly constituted compensation plan.

In Fiscal 2024, the Compensation Committee did not approve the granting of any equity awards to our directors or members of senior management.

In Fiscal 2023, the Compensation Committee approved the granting of options to purchase ordinary shares as follows:

On June 8, 2022, the Company granted 2,500 options to purchase shares to an executive of the Company. The options have an exercise price of $220.00, the average price of the stock on that date, vest ratably on each of the first four anniversaries of the grant date. These options expired on August 29, 2024, 90 days from date of resignation.

On July 27, 2022, the Company granted 795 options to purchase shares to a member of the Board. The options have an exercise price of $201.20, the average price of the stock on that date, vest ratably on each monthly anniversary of the grant date in the three-year period following the grant date. These options expired on July 24, 2024, 90 days from date of resignation.

On March 30, 2023, the Company granted an aggregate of 37,306 share options exercisable at a price of $58.40 per share, representing the average price of the shares on the grant date (March 30, 2023), which expire on March 30, 2033, to various directors, officers and a consultant of the Company. Each non-executive member of the Board was granted 730 options to purchase ordinary shares (total 4,380). These options fully vested on the first anniversary from the grant date. A total of 32,551 share options were granted to employees, and a consultant, and such share options vest ratably on each of the first four annual anniversaries of the grant date. The balance of 375 share options were also granted to a consultant, which was fully vested as of the grant date.

In the fiscal year ended March 31, 2025, the Company did not grant any share options or similar awards within four days of the filing of the Form 20-F or the 6-K reporting the six month financial reports. The Board follows a policy of not granting equity awards within at least four days before or after the release of annual or six month financial results or other financial information which may be material to an evaluation of the Company.

Employment Agreements

Alexander Pickett: PDS entered into a consultant agreement with Arctose Strategy, LLC setting forth the terms and conditions for Mr. Pickett’s services to the Company as its Interim Chief Executive Officer, effective December 15, 2024 through March 15, 2025. Since that time, Mr. Pickett and the Board have extended the term of the contract on a month-by-month basis. Pursuant to the agreement, the Company shall pay $1.00 per month for Mr. Pickett’s services. Mr. Pickett will not be eligible to participate in any Company retirement, pension, life, health, accident and disability insurance, or other employee benefit plans for the Company’s executive officers or employees other than the 2021 Equity Incentive Plan.

Ian Walters: PDS entered into a Services Agreement with Dr. Walters effective December 15, 2021 (the “CEO Services Agreement”). The directors resolved not to renew the CEO Services Agreement and notification was duly provided to Dr. Walters on December 4, 2024. Dr. Walters served as our CEO through December 14, 2025.

Andrea Park: PDS entered into an employment agreement with our Chief Financial Officer Andrea Park, effective September 30, 2024 (the “Park Employment Agreement”). Pursuant to the Park Employment Agreement, Ms. Park’s annual base salary was set at $325,000. Under the Park Employment Agreement, Ms. Park is eligible to a $50,000 bonus upon consummation of a reverse merger transaction or similar transaction, if any.

Other Services Agreements: PDS entered into services agreements (individually, an “Executive Service Agreement,” and collectively, the “Executive Service Agreements”) with each of our other members of senior management (individually, “Executive” and collectively, “Executives”), three of which are dated as of December 1, 2021 and one of which is dated June 1, 2022. Two of the Executive Services Agreements provide for an initial term of two years that is automatically renewed for one-year periods, and the other two provide for an initial term of one year that is also automatically renewed for one-year periods. The Executive Services Agreements initially provide for annual base salaries ranging from $175,000 to $348,000 (pro-rated for services rendered) and annual bonus targets ranging from 30% to 40%. They also provide for long-term incentives in the form of equity awards from time to time under the Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan.

The total executive and officer compensation earned which were paid or accrued by the Company as of March 31, 2025 amounted to $1.8 million which includes $0.2 million retention payments made to the former CFO and CAO but excludes $0.3 million of bonuses earned in prior period which were settled in Fiscal 2025 ($0.2 million in cash and $0.1 million in Company ordinary shares.)

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

Additionally, all share options (and any other unvested equity incentive award) held by the Executives relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date (as defined in the respective Executive Services Agreements), and the exercise period for such share options will be increased by a period of two years from the Termination Date.

If an Executive’s employment by PDS is terminated by the Company or any successor entity without Just Cause (not including termination by virtue of the Executive’s death or Disability) or by the Executive (except Mr. Fairchild) for Good Reason within 12 months following the effective date of a Change in Control (as defined in the respective Executive Services Agreements), then, in addition to paying or providing the Executive with the Accrued Obligations (as defined in the respective Executive Services Agreements), the Company will provide the following Change in Control Severance Benefits (as defined in the respective Executive Services Agreements), except in two cases in which the Executive is entitled to item (5) and 50% of items (1) and (3) below:

(1)	PDS will pay the Base Salary continuation benefit for 12 months;

(2)	PDS will pay the life insurance benefit for 12 months;

(3)	The Company will pay an additional amount equivalent to the Executive’s target annual bonus calculated using the bonus percentage for the performance year in which the Executive’s termination occurs. This bonus will be payable in 12 equal installments commencing on the first payroll date that is more than 60 days following the date of termination of the Executive’s employment, with the remaining installments occurring on the first day of the month for the 11 months thereafter;

(4)	PDS will provide the Executive with continued medical and dental benefits, as described above, for 12 months; and

(5)	All share options (and any other unvested equity incentive award) held by the Executive relating to shares of the Company will be deemed fully vested and exercisable on the Termination Date and the exercise period for such share options will be increased by a period of two years from the Termination Date.

The Executive Services Agreements also include customary confidentiality, as well as provisions relating to assignment of inventions. The Executive Services Agreements also includes non-competition and non-solicitation of employees and customers provisions that run during the Executive’s employment with PDS and for a period of one year after termination of employment.

Director Compensation

Director Compensation Policy

On March 7, 2025, the Board replaced the “Non-Executive Director Compensation Policy” (the “Cancelled Policy”), which was effective since January 1, 2022. The payment to Directors under the Cancelled Policy had been suspended, with directors waiving their entitlement to such fees, since April 2024. To replace the Cancelled Policy, the Board adopted and confirmed as of March 7, 2025, a director compensation plan to compensate directors going forward from that date, under which each person serving as a director of the Company, regardless of executive employment status, will be paid an annual cash fee of $30,000, to be paid in arrears, upon confirmation by the Board that the Company has sufficient funds available for payment without adversely impacting the then available, necessary working capital (the “Director Compensation Policy”). In addition, the Company will pay a cash fee in the amount of $25,000 to each person then serving as a director on the consummation of a reverse merger transaction or similar transaction, if any.

The Company incurred Board fees totaling $180,000, $273,250, and $322,500 during the years ended March 31, 2025, 2024, and 2023, respectively. Dr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their Board fees for the three months ended March 31, 2024.

(C)  BOARD PRACTICES

Audit Committee

During Fiscal 2025, our Audit Committee consisted of Steven Mintz, Justin Stebbing, and Jean-Christophe Renondin. Robert Glassman and Mark Simon served on the Audit Committee until they resigned in April 2024. Consequently, Dr. Renondin and Dr. Stebbing were appointed to the Board and also to the Audit Committee effective April 30, 2024. Mr. Mintz served as the Chair of the Audit Committee. Each member of our Audit Committee meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that Mr. Mintz is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Exchange Act. Mr. Mintz is a Canadian Chartered Professional Accountant. He has over sixteen years of international experience in corporate financial analysis, mergers and acquisitions. He has been on the board of directors of several private and public corporations, operating in various sectors, including technology, oil & gas and biotechnology.

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

Pre-Approval Policies and Procedures

In the event that we plan to retain the services of the external auditors to the Company for tax compliance, tax advice or tax planning, the CFO of the Company must consult with the Chairperson of the Audit Committee, who has the authority to approve or disapprove on behalf of the committee, those non-audit services. All other permissible non-audit services shall be approved or disapproved by the Audit Committee as a whole.

Our external auditors are prohibited from performing for the Company non-audit services of the following nature: (a) bookkeeping or other services related to the accounting records or consolidated financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions or contribution in-kind reports; (d) actuarial services; (e) internal audit outsource services; (f) management functions; (g) human resources; (h) broker or dealer, investment adviser or investment banking services; (i) legal services; (j) expert services unrelated to the audit; and (k) any other service that the Canadian and the United States Public Company Accounting Oversight Board determines is impermissible.

The Audit Committee Charter relating to compensation matters sets forth the evaluation and review requirements for incentive and equity-based compensation plans for the executives based on their periodic performance evaluation.

Compensation Committee

During Fiscal 2025, our Compensation Committee consisted of Jim Mellon, Gregory Bailey, and Steven Mintz. Linda Kozick served as the Chair of our Compensation Committee until she resigned in April 2024. Consequently, Mr. Mellon was appointed as Chairperson of the Compensation Committee effective April 30, 2024. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our Compensation Committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our Compensation Committee will, among other things:

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

Incentive Recovery Policy

Our Board has adopted a written policy to recover “excess” compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. The compensation includes both cash-based and equity-based incentives. The compensation covered includes incentive awards awarded to any individuals (including former employees) who served as an executive officer during the three most recently completed fiscal years preceding the date on which the preparation of an accounting restatement is required, provided that the executive officers were awarded more incentive awards than they would have received if the financial statements had been prepared correctly. The recovery will include an executive incentive award even if the executive was not involved in preparing the financial statements or did not commit misconduct that led to the restatement. Restatements attributable to an inadvertent error also will subject executive officers to the recovery of previously received incentive awards.

Nominating Committee

During Fiscal 2025, our Nominating Committee consisted of Jean-Christophe Renondin, Justin Stebbing, and Gregory Bailey. James Mellon and Linda Kozick served as members and Mark Simon as Chairperson of the Nominating Committee through April 2024. In connection with the resignations of Mr. Simon and Ms. Kozick in April 2024, our Nominating Committee was reconstituted, effective April 30, 2024, as follows: Dr. Renondin (Chair), Mr. Bailey (Member) and Dr. Stebbing (Member). Our Nominating Committee will, among other things:

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

(D)  EMPLOYEES

We had three full-time and one part-time employees as of March 31, 2025, as compared to five employees as of March 31, 2024. The employees are located in the United States. Two employees oversee business operations and management of clinical development, one employee is the Controller, and one employee is the CFO. We also use the services of consultants from time to time. Our CEO is a part-time consultant.

(E)   SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 21, 2025, by (i) each of our executive officers, (ii) each of our directors, (iii) all of our directors and executive officers as a group; and (iv) each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares. The table does not include holders of securities subject to a 4.99% or greater blocker provision.

Beneficial ownership is determined according to Rule 13d-3 of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options, warrants and rights that are currently exercisable or exercisable within 60 days of July 21, 2025. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of July 21, 2025. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Ordinary Shares Beneficially Owned
Directors and Executive Officers:	Number		Percentage
Gregory Bailey	508,780	(1)(7)	22.28%
Steven Mintz	12,325	(1)(2)	*
James Mellon	276,624	(3)(7)(10)	12.13%
Jean-Christophe Renondin	6,000	(4)	*
Justin Stebbing	7,500	(5)	*
Alexander Pickett	9,038	(6)	*
Andrea Park	7,000	(2)	*
Robert Kramer	10,415	(7)	*

All directors and executive officers as a group (8 individuals)	837,682	(9)	35.91%

5% Shareholders:
Compedica Holdings, Ltd	625,000	(10)	27.43%
Gregory Bailey	508,780	(1)(8)	22.28%
James Mellon	276,624	(3)(8)	12.13%

*	Less than 1%

(1)	Includes 5,325 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable.
(2)	Includes 7,000 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable. Excludes 21,000 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are not presently exercisable and that will not become exercisable within 60 days.
(3)	Includes 1,420 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable.
(4)	Entirely Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable. Excludes 18,000 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are not presently exercisable and that will not become exercisable within 60 days.
(5)	Entirely Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable. Excludes 22,500 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are not presently exercisable and that will not become exercisable within 60 days.
(6)	Includes 9,000 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable. Excludes 27,000 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are not presently exercisable and that will not become exercisable within 60 days.
(7)	Includes 5,377 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable. Excludes 1,700 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are not presently exercisable and that will not become exercisable within 60 days.
(8)	These shares for Dr. Bailey and Mr. Mellon exclude 35,660 shares owned by SalvaRx Group plc. Dr. Bailey and Mr. Mellon own 36.91% and 35.07% of SalvaRx Group plc, respectively.
(9)	Includes 53,947 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are presently exercisable. Excludes 111,200 shares of Portage ordinary shares that may be acquired upon exercise of certain share options that are not presently exercisable and that will not become exercisable within 60 days.
(10)	Mr. Mellon is a director of Compedica Holdings, Ltd (“Compedica”) and may be deemed to have shared power to vote or direct the vote of, and/or shared power to dispose or to direct the disposition of, the shares held by Compedica. This is not and shall not be construed as an admission that Mr. Mellon is the beneficial owner of any securities of Portage other than the securities actually owned by Mr. Mellon (if any). The address of Compedica is Viking House, Nelson Street, Douglas, Isle of Man IM1 2AH. The foregoing information is based solely on the Purchase Agreement dated June 5, 2025.

All shares held by the above persons carry the same rights as the other holders of the ordinary shares of the Company.

(F)	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

None.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. A Portage director serves as one of two members of The Supervisory Committee and Portage’s CSO serves as an External Scientific Advisor of Stimunity. We wrote-off our investment in Stimunity to nil in Fiscal 2024. There were no transactions during Fiscal 2025.

(b)	iOx. Upon execution of the Share Exchange Agreement on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. Additionally, the management team of Portage comprises the management team of iOx. See below for a discussion of our purchase of the non-controlling interest in iOx through our wholly-owned subsidiary SalvaRx.

(c)	Saugatuck. A Portage director is the sole director of Saugatuck. Saugatuck is 70% owned by the Company and is controlled by Portage.

(d)	Intensity. Portage’s former CEO, who served through December 14, 2024, previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage through April 2023. For the years ended March 31, 2024 and 2023, the Company paid $0.05 million and $0.07 million, respectively. At March 31, 2024 and 2023, nil and $0.07 million were included in accounts payable and accrued liabilities, respectively. In the year ended March 31, 2024, the Company recovered $0.1 million for services previously rendered in a settlement with Intensity, which was recorded as a reduction in research and development expense and which was first applied to $0.07 million accrued unpaid rent with the balance of $0.03 million paid to the Company.

(e)	Portage Development Services Inc. PDS is a wholly owned subsidiary of Portage which provides human resources and other services to Portage and each operating subsidiary of Portage through a shared services agreement. Intercompany transactions are eliminated in consolidation.

The following are related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

On September 8, 2021, we, through our wholly owned subsidiary SalvaRx, completed a settlement of loans (including accrued interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. Simultaneously, we entered into an agreement with OSI, the holder of $0.15 million notes plus accrued interest under which OSI exchanged the notes plus accrued interest for 820 shares of iOx. Additionally, no profit or loss was recorded in connection with the exchange. As a result of these transactions, we, through SalvaRx, increased our ownership of iOx from 60.49% to 78.32%.

On July 18, 2022, we, alongside SalvaRx entered into a Share Exchange Agreement with each of the minority shareholders of iOx resulting in the acquisition of the remaining 21.68% of the outstanding non-controlling ownership interest of iOx, which had been developing our iNKT engager platform until we decided to pause further development in Fiscal 2024.

We own the worldwide rights to the small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to us, and we acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 53,500 of our ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx through its wholly-owned subsidiary, SalvaRx.

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

Retention Agreements and General Releases

On July 22, 2024, the Company and Portage Development Services, Inc. entered into a Retention Agreement and General Release (“Retention Agreement”) with each of Allan Shaw (“Employee”) and Joseph Ciavarella (“Consultant”). Under the terms of each of the Retention Agreements, Employee’s current employment agreement and Consultant’s current consulting agreement both terminated on July 22, 2024, except with respect to certain provisions. In return for continuing to provide services to the Company and its affiliates and completing certain Applicable Retention Events, as defined in the respective Retention Agreements, the Company paid an aggregate $0.2 million (the “Retention Amount”) to Employee and Consultant, in addition to their monthly pay through September 30, 2024.

In accordance with the terms of the Retention Agreements, the Company paid in full the Retention Amount and issued 14,348 ordinary shares to the Employee and Consultant in lieu of cash bonuses accrued in Fiscal 2023 totaling $0.1 million by September 30, 2024, the date on which the Employee’s employment and the Consultant’s consulting relationship with the Company and its affiliates ended.

Private Financing

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted stock. The proceeds are being used for general corporate purposes and working capital.

Compedica Share Exchange

On June 5, 2025, the Company and Compedica Holdings Limited, a company formed under the laws of the Isle of Man (“Compedica”), entered a mutual Subscription Agreement (“Subscription Agreement”). Pursuant to the Subscription Agreement, the Company issued 625,000 ordinary shares at a per share price of $8.00 in exchange for 1,165,501 shares of Compedica with a per share value of $4.29, in a transaction valued at $5,000,000. Compedica purchased 37.8% of Portage based on the issued and outstanding ordinary shares of the Company immediately prior to the consummation of the Subscription Agreement, resulting in a then ownership of 27.4% of the issued and outstanding ordinary shares of the Company immediately after the consummation of the Subscription Agreement.

The Company’s ordinary shares were sold pursuant to an exemption under the Securities Act of 1933, as amended, under Regulation S, and were issued as “restricted stock.” Compedica was granted registration rights on a resale basis, upon demand, while the shares are restricted stock and Compedica is not otherwise able to sell the shares in the public market. The ordinary shares acquired by Compedica are not subject to any lock up arrangement. The Company reimbursed Compedica for up to $50,000 of its legal fees in the transaction. Compedica was also granted the right to have an observer attend board meetings and review written consents of the board of directors, subject to being restricted from access (including participation in the meeting) to confidential or market sensitive information without a non-disclosure obligation with respect to such information. There are no broker fees payable by either party to the Subscription Agreement.

If the Company enters into an equity funding arrangement, subject to the monthly working capital requirements of the Company and unless agreed otherwise by the parties in writing, for a period of 12 months from the date of the Subscription Agreement, the Company will use not less than 50% of the net funds to subscribe for new Compedica equity at a price of $4.29 per share, the intended use of proceeds to be to support the continued development of the Compedica device and its commercialization. To the extent less than 50% of the equity financing are invested in Compedica by the Company in any month (the “Shortfall”), the Shortfall amount shall be added to the obligation of the Company to fund in the next following month (and the aggregate of Shortfalls shall continue to accrue and be rolled forward for the duration of the 12 month term, with any outstanding Shortfall amount not advanced as an equity investment at the end of the 12 month term immediately due and payable (unless agreed otherwise in writing by Compedica)).

(C)	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

(A)	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

Information regarding our consolidated financial statements is contained under Item 18 of this Annual Report.

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

There were no significant events or changes to report that happened subsequent to March 31, 2025, to the date of this report.

ITEM 9 – THE OFFER AND LISTING

(A)	OFFER AND LISTING DETAILS

Our ordinary shares have been listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “PRTG” since February 25, 2021.

The following table outlines the annual high and low market prices for an ordinary share for the five most recent fiscal years. Except as noted, otherwise, data presented is adjusted for the 1-for-20 reverse share split completed on August 15, 2024.

	High		Low
	Nasdaq	CSE	Nasdaq	CSE
Year ended March 31,	US$	US$	US$	US$
2025	11.06	N/A	2.15	N/A
2024	77.40	N/A	8.13	N/A
2023	239.00	N/A	52.00	N/A
2022	856.20	N/A	131.40	N/A
2021	790.00	779.80	177.50	1.80

The following table outlines the high and low market prices for an ordinary share for each fiscal financial quarter for the two most recent fiscal periods and subsequent periods:

	High	Low
	Nasdaq	Nasdaq
Quarter ended:	US$	US$
31-Mar-25	9.60	3.96
31-Dec-24	9.04	3.00
30-Sep-24	10.21	2.15
30-Jun-24	11.06	4.24
31-Mar-24	37.80	8.13
31-Dec-23	53.00	21.80
30-Sep-23	73.60	41.80
30-Jun-23	77.40	54.60
31-Mar-23	144.00	52.00

The following table outlines the high and low market prices for each of the most recent six months:

	High	Low
	Nasdaq	Nasdaq
Month	US$	US$
June 2025	8.38	5.29
May 2025	10.76	7.55
April 2025	11.85	4.90
March 2025	9.60	4.00
February 2025	5.23	4.27
January 2025	5.15	3.96
December 2024	9.04	3.00

(B)	PLAN OF DISTRIBUION

Not applicable.

(C)	MARKETS

The Company's ordinary shares currently trade in one place. The Company’s shares have been listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “PRTG” since February 25, 2021. Before April 23, 2021, the Company’s ordinary shares were traded in two places.

1.	Since February 25, 2021, the ordinary shares of the Company began trading on Nasdaq under the trading symbol “PRTG”. Before then, the ordinary shares had been traded in the OTC market since 2000 under the trading symbol "PTGEF”.

2.	Effective October 28, 2013, the Company's ordinary shares were also listed for trading in United States dollars on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol "PBT.U". The Company voluntarily delisted its ordinary shares from the CSE at the market close on April 23, 2021, since the Company’s shares were trading on Nasdaq from February 2021.

(D)	SELLING SHAREHOLDERS

Not applicable.

(E)	DILUTION

Not applicable.

(F)	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

(A)	SHARE CAPITAL

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

Conflicts of interest

Pursuant to the BVI Act and the Company's M&A, a director of the Company who has an interest in a transaction and who has declared such interest to the other directors, may:

•	vote on a matter relating to the transaction;

•	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

•	sign a document on behalf of the company or do any other thing in his capacity as a director, which relates to the transaction.

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

Corporate governance

Subject to the provisions of our M&A, British Virgin Islands laws do not restrict transactions between a company and its directors, requiring only that directors exercise a duty to act honestly, in good faith and in what the directors believe to be in the best interests to the companies for which they serve.

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

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or persons controlling us under the foregoing provisions, we have been advised that, in the opinion of the U.S. SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

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

General

This section is a general summary of the material United States federal income tax consequences of the ownership and disposition of our ordinary shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our ordinary shares as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service (the “IRS”) may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of ownership or disposition of our ordinary shares. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our ordinary shares. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or non-United States law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, non-United States and United States federal estate and gift tax consequences of the ownership and disposition of our ordinary shares. In addition, this summary does not take into account any special United States federal income tax rules that may apply to a particular holder of our ordinary shares, including, without limitation, the following:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our ordinary shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our ordinary shares;

•	certain former U.S. citizens and residents who have expatriated; or

•	a person who receives our ordinary shares pursuant to the exercise of employee share options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our ordinary shares who or which is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

Non-U.S. Holders

If you are not a U.S. Holder, you are a “Non-U.S. Holder.”

Distributions on Our Ordinary Shares

You generally will not be subject to U.S. federal income tax, including withholding tax, on distributions made on our ordinary shares unless:

•	you conduct a trade or business in the United States; and

•	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net income basis in respect of income from our ordinary shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

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

Backup Withholding and Information Reporting

Payments, including dividends and proceeds of sales, in respect of our ordinary shares that are made in the United States or by a United States related financial intermediary may be subject to United States information reporting rules. In addition, U.S. Holders may be subject to United States federal backup withholding tax. U.S. Holders will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient; or

•	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your United States federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

(F)	DIVIDEND AND PAYING AGENTS

Not applicable.

(G)	STATEMENT BY EXPERTS

Not applicable.

(H)  DOCUMENTS ON DISPLAY

We are currently subject to the informational requirements of the Exchange Act applicable to foreign private issuers. To fulfill these requirements, we file with the SEC, within four months after the end of our fiscal year an annual report on Form 20-F containing consolidated financial statements that will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also file current reports on Form 6-K for significant corporate events throughout the year. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing of proxy statements. Also, because we are a foreign private issuer our officers, directors and principal shareholders are exempt from the reporting and short swing profit provisions contained in Section 16 of the Exchange Act.

You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov.

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

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2025 and 2024, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

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

PART II

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 – CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures, as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Exchange Act, are designed to provide reasonable assurance that all relevant information is communicated to senior management, including the CEO and the CFO, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our CEO and CFO. Based on this evaluation, these officers concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our company in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (“SEC”). These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that the disclosure controls and procedures were not effective was due to the presence of material weaknesses in internal control over financial reporting as identified below under the heading " Management's Annual Report on Internal Control over Financial Reporting". Management anticipates that such disclosure controls and procedures will not be effective until the material weakness is remediated.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under these criteria, management identified material weaknesses in our internal controls over financial reporting and, as a result, management concluded that our internal control over financial reporting was not effective as of March 31, 2025.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Management continues to improve its control over financial reporting and leverages experienced personnel, including consultants to perform ongoing IFRS and SEC compliance requirements. There have been no significant changes to our internal controls in Fiscal 2025.

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

ITEM 16C – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Marcum LLP (“Marcum”) served as our independent registered public accountants until May 29, 2025, and audited our annual consolidated financial statements for the fiscal year ended March 31, 2024. On November 1, 2024, CBIZ CPAs P.C. (“CBIZ CPAs”) acquired the attest business of Marcum. On May 29, 2025, Marcum resigned as our auditors, and with the approval of our Audit Committee of our Board of Directors, CBIZ CPAs was engaged as our independent registered public accounting firm.

Prior to engaging CBIZ CPAs, the Company did not consult with CBIZ CPAs regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, or (ii) any matter that was either the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K and the related instructions).

The reports of Marcum regarding the Company’s consolidated financial statements for the fiscal years ended March 31, 2024, 2023 and 2022, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except for the inclusion of an explanatory paragraph in the audit report in the audit report for the fiscal years ended March 31, 2024, 2023 and 2022 as to the Company’s ability to continue as a going concern.

During the Company’s fiscal years ended March 31, 2024, 2023, and 2022, and the subsequent interim period through May 29, 2025, there were no (i) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreements in their reports on the Company’s consolidated financial statements for such years or (ii) “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions), except for a material weakness related to a lack of design and maintenance of effective information technology general controls due to certain privileged access rights, lack of formal processes for user provisioning, periodic user access review, change management for the financial reporting system and lack of formal reviews of key third party service provider SOC reports, all of which could allow for inappropriate financial transactions to be recorded that would not be detected by the Company's other manual controls, rendering them ineffective, as disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024.

The Company provided Marcum with a copy of the Current Report on Form 6-K reporting the change in the registered public accounting firms prior to its filing with the U.S. Securities and Exchange Commission (the “SEC”) and requested that Marcum furnish the Company with a letter addressed to the SEC, pursuant to Item 304(a)(3) of Regulation S-K, stating whether it agrees with the above statements and, if it does not agree, the aspects in which it did not agree. Marcum provided its letter in which it did not object to the statements made by the Company, and a copy of the letter, dated May 29, 2025, was filed as Exhibit 16 to the Current Report on Form 6-K.

The following outlines the expenditures for accounting fees paid or accrued to our independent public accountants, for the fiscal years ended March 31, 2025 and 2024 by CBIZ CPAs and Marcum:

	CBIZ CPAs		Marcum		Total
	2025	2024	2025	2024	2025	2024

Audit fees(1)	$128,750	$—	$201,253	$345,750	$330,003	$345,750
Audit-related fees(2)	$—	$—	$16,995	$56,250	$16,995	$56,250

(1)	“Audit fees” means the aggregate fees incurred in connection with the audit of our annual consolidated financial statements included in our Annual Report on Form 20-F, review of the six month consolidated interim financial statements included in our Form 6-K, and services normally provided by our independent public accountants in connection with statutory and regulatory filings or engagements.

(2)	"Audit-related fees” relate to assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “audit fees.” This category would include fees related to non-routine SEC filings.

Our Audit Committee requires pre-approval of all audit and non-audit services. Other than de minimis services incidental to audit services, non-audit services shall generally be limited to tax services such as advice and planning and financial due diligence services. All fees for such non-audit services must be approved by the Audit Committee, except to the extent otherwise permitted by applicable SEC regulations. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals, provided such approvals are presented to the Audit Committee at a subsequent meeting. During the years ended March 31, 2025 and 2024, 100% of the fees paid to our independent public accountants were approved by the Audit Committee.

We did not have any engagement with our independent public accountants during the Fiscal 2025 and Fiscal 2024 with respect to professional services for tax compliance, tax advice or tax planning or for any audit-related services.

ITEM 16D – EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E – PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On January 29, 2025, Portage Biotech Inc. (the “Company”) completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on the Nasdaq Stock Market on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and are being issued as restricted stock. The proceeds will be used for general corporate purposes and working capital.

In connection with the sale of the shares, the Company entered into a registration rights agreement that provides for two demand registrations at any time on a Form F-1 or equivalent and once each year on a Form F-3, provided the anticipated value of the shares being registered is at least $500,000. The registration rights agreement has a term of seven years. The Company is obligated to pay the costs of the registration statement but not any broker or other selling commissions due to a broker or dealer engaged by the selling shareholders.

On June 5, 2025, the Company and Compedica Holdings Limited, a company formed under the laws of the Isle of Man (“Compedica”), entered a mutual Subscription Agreement (“Subscription Agreement”). Pursuant to the Subscription Agreement, the Company issued 625,000 ordinary shares at a per share price of $8.00 in exchange for 1,165,501 shares of Compedica with a per share value of $4.29, in a transaction valued at $5,000,000. Compedica purchased 37.8% of Portage based on the issued and outstanding ordinary shares of the Company immediately prior to the consummation of the Subscription Agreement, resulting in a then ownership of 27.4% of the issued and outstanding ordinary shares of the Company immediately after the consummation of the Subscription Agreement.

The Company;s ordinary shares were sold pursuant to an exemption under the Securities Act of 1933, as amended, under Regulation S, and were issued as “restricted stock.” Compedica was granted registration rights on a resale basis, upon demand, while the shares are restricted stock and Compedica is not otherwise able to sell the shares in the public market. The ordinary shares acquired by Compedica are not subject to any lock up arrangement. The Company reimbursed Compedica for up to $50,000 of its legal fees in the transaction. Compedica was also granted the right to have an observer attend board meetings and review written consents of the board of directors, subject to being restricted from access (including participation in the meeting) to confidential or market sensitive information without a non-disclosure obligation with respect to such information. There are no broker fees payable by either party to the Subscription Agreement.

If the Company enters into an equity funding arrangement, subject to the monthly working capital requirements of the Company and unless agreed otherwise by the parties in writing, for a period of 12 months from the date of the Subscription Agreement, the Company will use not less than 50% of the net funds to subscribe for new Compedica equity at a price of $4.29 per share, the intended use of proceeds to be to support the continued development of the Compedica device and its commercialization. To the extent less than 50% of the equity financing are invested in Compedica by the Company in any month (the “Shortfall”), the Shortfall amount shall be added to the obligation of the Company to fund in the next following month (and the aggregate of Shortfalls shall continue to accrue and be rolled forward for the duration of the 12 month term, with any outstanding Shortfall amount not advanced as an equity investment at the end of the 12 month term immediately due and payable (unless agreed otherwise in writing by Compedica)).

ITEM 16F – CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

See Item 16C.

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

ITEM 16H – MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

(a) Financial Statements

PORTAGE BIOTECH INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Portage Biotech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Portage Biotech Inc. (the “Company”) as of March 31, 2025, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the year ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for the year ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise significant doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Prior Period Financial Statements

The financial statements of the Company as of and for the two year period ended March 31, 2024 were audited by Marcum LLP, whose report dated August 14, 2024 included an explanatory paragraph expressing significant doubt about the Company’s ability to continue as a going concern.

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

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2019.

New York, NY

July 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Portage Biotech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Portage Biotech Inc. (the “Company”) as of March 31, 2024, the related consolidated statements of operations and other comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Marcum llp

Marcum llp

We served as the Company’s auditor from 2019 through 2025.

New York, NY

August 14, 2024

PORTAGE BIOTECH INC.

Consolidated Statements of Financial Position

(U.S. Dollars in thousands)

		March 31,
	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents	4	$1,670	$5,028
Prepaid expenses and other receivables	5	555	2,667
Total current assets		2,225	7,695
Non-current assets
Right-of-use asset	6	-	35
Other assets, including equipment, net		-	49
Total non-current assets		-	84
Total assets		$2,225	$7,779

Liabilities and Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	7	$1,100	$2,836
Lease liability - current, including interest	6	-	40
Other current liabilities		-	3
Total current liabilities		1,100	2,879
Non-current liabilities
Lease liability - non-current	6	-	7
Warrant liability	8	1,952	1,564
Total non-current liabilities		1,952	1,571
Total liabilities		3,052	4,450

Shareholders’ Equity (Deficit)
Capital stock	10	221,800	219,499
Share option reserve	11	23,530	23,841
Accumulated deficit		(245,453)	(239,318)
Total equity (deficit) attributable to owners of the Company		(123)	4,022
Non-controlling interest	17	(704)	(693)
Total equity (deficit)		(827)	3,329
Total liabilities and equity (deficit)		$2,225	$7,779
Commitments and Contingent Liabilities (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Operations and Other Comprehensive Loss

(U.S. Dollars in thousands, except per share amounts)

		Years Ended March 31,
	Notes	2025	2024	2023
Expenses
Research and development		$3,129	$12,535	$8,674
General and administrative expenses		4,254	5,664	7,901
Loss from operations		(7,383)	(18,199)	(16,575)
Change in fair value of warrant liability	8	(388)	6,868	33
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone		-	11,305	2,711
Gain on settlement with Parexel – iOx CRO	13	946	-	-
Loss on Registered Direct Offering		-	(2,432)	-
Offering costs		-	(662)	-
Impairment loss - iOx IPR&D		-	(57,890)	(59,320)
Impairment loss - Tarus IPR&D		-	(23,615)	(4,585)
Impairment loss - Goodwill		-	-	(43,862)
Impairment loss - Stimunity		-	(1,002)	(818)
Impairment loss - Saugatuck		-	(178)	-
Commitment fee under Committed Purchase Agreement		-	(839)	-
Share of loss in associate accounted for using equity method		-	(233)	(260)
Gain on dissolution of investment in associate		-	27	-
Gain from sale of investment in public company		-	725	-
Foreign exchange transaction gain (loss)		(7)	7	(53)
Depreciation expense		(35)	(54)	(1)
Interest income		89	274	217
Interest expense		(3)	(32)	(9)
Loss before provision for income taxes		(6,781)	(85,930)	(122,522)
Income tax benefit	9	3	10,548	17,856
Net loss		(6,778)	(75,382)	(104,666)
Other comprehensive loss
Net unrealized loss on investments		-	(38)	(5,283)
Total comprehensive loss for year		$(6,778)	$(75,420)	$(109,949)

Net loss attributable to:
Owners of the Company		$(6,767)	$(75,339)	$(104,611)
Non-controlling interest	17	(11)	(43)	(55)
Net loss		$(6,778)	$(75,382)	$(104,666)

Comprehensive loss attributable to:
Owners of the Company		$(6,767)	$(75,377)	$(109,894)
Non-controlling interest	17	(11)	(43)	(55)
Total comprehensive loss for year		$(6,778)	$(75,420)	$(109,949)

Loss per share	12
Basic and diluted		$(5.72)	$(77.83)	$(129.79)

Weighted average shares outstanding	12
Basic and diluted*		1,183	968	806

*Giving retroactive effect to the 1-for-20 reverse share split effected on August 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Changes in Equity (Deficit)

(U.S. Dollars in thousands)

				Accumulated		Equity (Deficit)
	Number		Stock	Other		Attributable	Non-	Total
	of	Capital	Option	Comprehensive	(Accumulated	to Owners	Controlling	Equity
	Shares*	Stock	Reserve	Income (Loss)	Deficit)	of Company	Interest	(Deficit)
Balance, April 1, 2022 (Pre-Split)	13,349
Balance, April 1, 2022 (After 1-for-20 reverse share split)	667	$158,324	$16,928	$958	$(55,005)	$121,205	$44,229	$165,434
Share-based compensation expense	-	-	4,276	-	-	4,276	-	4,276
Shares issued in Tarus acquisition	121	17,200	-	-	-	17,200	-	17,200
Shares issued in iOx exchange	54	9,737	-	-	-	9,737	(9,737)	-
Deferred obligation - iOx milestone	-	-	-	-	-	-	(5,478)	(5,478)
Excess of non-controlling interest acquired over consideration - iOx	-	29,609	-	-	-	29,609	(29,609)	-
Shares issued to Lincoln for commitment fee under Committed Purchase Agreement	5	900	-	-	-	900	-	900
Shares issued under ATM	8	944	-	-	-	944	-	944
Purchase of shares issued under Committed Purchase Agreement	24	2,038	-	-	-	2,038	-	2,038
Share issuance costs	-	(90)	-	-	-	(90)	-	(90)
Shares issued or accrued for services	1	120	-	-	-	120	-	120
Net unrealized loss on investments	-	-	-	(5,283)	-	(5,283)	-	(5,283)
Net loss for year	-	-	-	-	(104,611)	(104,611)	(55)	(104,666)
Balance, March 31, 2023	880	218,782	21,204	(4,325)	(159,616)	76,045	(650)	75,395
Share-based compensation expense	-	-	2,637	-	-	2,637	-	2,637
Shares issued under Registered Direct Offering	98	-	-	-	-	-	-	-
Shares issued under ATM	9	682	-	-	-	682	-	682
Share issuance costs under ATM	-	(20)	-	-	-	(20)	-	(20)
Shares issued or accrued for services	1	50	-	-	-	50	-	50
Shares issued pursuant to distribution of restricted stock units	1	5	-	-	-	5	-	5
Derecognition of investment in public company	-	-	-	4,363	(4,363)	-	-	-
Net unrealized loss on investments	-	-	-	(38)	-	(38)	-	(38)
Net loss for year	-	-	-	-	(75,339)	(75,339)	(43)	(75,382)
Balance, March 31, 2024	989	219,499	23,841	-	(239,318)	4,022	(693)	3,329
Share-based compensation expense	-	-	321	-	-	321	-	321
Correction of prior period overstated share-based compensation expense	-	-	(632)	-	632	-	-	-
Shares issued under private placement	524	2,150	-	-	-	2,150	-	2,150
Pre-Funded warrants exercised	60	1	-	-	-	1	-	1
Additional round up shares issued for fractional shares in connection with 1-for-20 reverse share split	52	-	-	-	-	-	-	-
Shares issued for accrued bonuses	19	120	-	-	-	120	-	120
Shares issued pursuant to distribution of restricted stock units	9	30	-	-	-	30	-	30
Net loss for year	-	-	-	-	(6,767)	(6,767)	(11)	(6,778)
Balance, March 31, 2025	1,653	$221,800	$23,530	$-	$(245,453)	$(123)	$(704)	$(827)

*Giving retroactive effect to the 1-for-20 reverse share split effected on August 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows

(U.S. Dollars in thousands)

	Years Ended March 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss for the year	$(6,778)	$(75,382)	$(104,666)
Adjustments for non-cash items:
Share-based compensation expense	321	2,637	4,276
Change in fair value of warrant liability	388	(6,868)	(33)
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	—	(11,305)	(2,711)
Loss on Registered Direct Offering	—	2,432	—
Offering costs	—	662	—
Impairment loss - iOx IPR&D	—	57,890	59,320
Impairment loss - Tarus IPR&D	—	23,615	4,585
Impairment loss - Stimunity	—	1,002	818
Impairment loss - Saugatuck	—	178	—
Impairment loss - Goodwill	—	—	43,862
Commitment fee under Committed Purchase Agreement	—	839	—
Gain on settlement with Parexel – iOx CRO	(946)	—	—
Gain on dissolution of investment in associate	—	(27)
Gain from sale of investment in public company	—	(725)	—
Decrease in deferred tax liability	—	(10,564)	(17,881)
Share of loss in associate	—	233	260
Fair value of shares issued for services	—	50	120
Depreciation	35	54	1
Foreign exchange transaction gain	—	—	(14)
Changes in operating working capital:
Prepaid expenses and other receivables	1,574	(32)	(1,232)
Other assets	46	40	24
Accounts payable and accrued liabilities	(99)	972	1,114
Other	(3)	2	84
Net cash used in operating activities	(5,462)	(14,297)	(12,073)

Cash flows from investing activities:
Proceeds from sale of investment in public company	—	2,812	—
Purchase of convertible note receivable	—	—	(614)
Purchase of equipment	—	—	(3)
Net cash provided by (used in) investing activities	—	2,812	(617)

Cash flows from financing activities:
Proceeds from shares issued under private placement	2,150	—	—
Proceeds from the exercise of Pre-Funded Warrants	1	—	—
Proceeds from Registered Direct Offering	—	5,338	—
Proceeds from shares issued under ATM and Committed Purchase Agreement	—	682	2,982
Share issuance costs	—	(20)	(90)
Repayment of lease liability	(47)	(40)	—
Shares from RSU distribution	—	8	—
Repayment of notes payable assumed in Tarus acquisition	—	—	(2,000)
Repayment of milestone obligation assumed in Tarus acquisition	—	—	(1,009)
Net cash provided by (used in) financing activities	2,104	5,968	(117)

Decrease in cash and cash equivalents during year	(3,358)	(5,517)	(12,807)
Cash and cash equivalents at beginning of year	5,028	10,545	23,352
Cash and cash equivalents at end of year	$1,670	$5,028	$10,545

The accompanying notes are an integral part of these consolidated financial statements.

PORTAGE BIOTECH INC.

Consolidated Statements of Cash Flows (Cont’d)

(U.S. Dollars in thousands)

	Years Ended March 31,
	2025	2024	2023
Supplemental disclosure of cash flow information:
Cash paid for interest	$3	$30	$—
Supplemental disclosure of non-cash investing and financing activities:
Exchange of Stimunity Convertible Note for Stimunity shares at fair value	$—	$429	$—
Right to use asset acquired	$—	$87	$—
Lease liability incurred	$—	$87	$—
Fair value of shares issued for Tarus	$—	$—	$17,200
Fair value of shares issued for non-controlling interest purchase of iOx	$—	$—	$9,737
Fair value of deferred purchase price payable - Tarus	$—	$—	$8,538
Fair value of deferred obligation - iOx milestone	$—	$—	$5,478
Liabilities assumed in Tarus acquisition	$—	$—	$3,000
Fair value of shares issued for commitment fees - Committed Purchase	$—	$—	$900
Net unrealized loss on investments in Intensity and Stimunity Convertible Note	$—	$—	$(5,283)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. NATURE OF OPERATIONS

Portage Biotech Inc. (the “Company” or “Portage”) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 1111B S Governors Ave STE 25907 Dover, DE 19904, USA.

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

Portage is a clinical-stage immuno-oncology company advancing treatments the Company believes will be first-in class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. Portage’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of the Company’s future funding needs for clinical development of its programs as well as the current capital raising market for biotechnology companies, the Company made the decision to discontinue the Company sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further accrual to the Company sponsored adenosine program for both PORT-6 and PORT-7 during Fiscal 2024. In March 2025, Portage resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the PORT-6 cohort, Portage will evaluate advancement of this trial and the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms, but remain on pause at this time. The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of the company, a merger, restructurings, both in and out of court, a company wind down, further financing efforts or other strategic action.

Reverse Share Split

The Company’s Board of Directors (the “Board”) approved a reverse share split of its ordinary shares at a ratio of 1-for-20. Beginning with the opening of trading on August 15, 2024, the Company’s ordinary shares began trading on Nasdaq on a split-adjusted basis under the existing trading symbol “PRTG”.

The reverse share split was implemented to increase the per share trading price of the Company’s ordinary shares for the purpose of ensuring a share price high enough to comply with the minimum $1.00 bid price requirement for continued listing on Nasdaq. The Company received notice from Nasdaq on August 30, 2024 informing the Company that it had regained compliance with the minimum $1.00 bid price requirement for continued listing on Nasdaq.

As a result of the reverse share split, every twenty (20) pre-split ordinary shares were converted into one (1) post-split ordinary share. Any fractional shares resulting from the reverse share split were rounded up to the nearest whole post-split ordinary share. The reverse share split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s ordinary shares, except for adjustments that may result from the treatment of fractional shares. All outstanding options and warrants entitling their holders to purchase the Company’s ordinary shares were adjusted as a result of the reverse share split, in accordance with the terms of each such security. In addition, the number of ordinary shares reserved for future issuance pursuant to the Company’s equity incentive plans were also appropriately adjusted. The number of authorized ordinary shares was not proportionately reduced because the Company has an unlimited number of authorized ordinary shares available for issuance, as permitted under the laws of the British Virgin Islands.

All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse share split as if the share split occurred at the beginning of the periods presented. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

NOTE 2. GOING CONCERN

As of March 31, 2025, the Company had cash and cash equivalents of approximately $1.7 million and total current liabilities of approximately $1.1 million. For the year ended March 31, 2025, the Company is reporting a net loss of approximately $6.8 million, and cash used in operating activities of approximately $5.5 million. The Company’s cash and cash equivalents balance is decreasing, and the Company did not generate positive cash flows from operations for the fiscal year ended March 31, 2025 (“Fiscal 2025”).

Due to the Company’s future funding needs for clinical development of its programs as well as the current capital raising market for biotechnology companies, during Fiscal 2024, the Company made the decision to discontinue further clinical development of its iNKT program and temporarily pause further accrual to its sponsored adenosine program for both PORT-6 and PORT-7. The Company is exploring strategic alternatives, which may include finding a partner for one or more of its assets, a sale of our company, a merger, restructurings, both in and out of court, company wind down, further financing efforts or other strategic action.

In March 2025, Portage resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the PORT-6 cohort, Portage will evaluate advancement of this trial and the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms, but remain on pause at this time.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan, beyond the potential proceeds that could be reasonably generated from its ATM program given the Company’s current trading volume on Nasdaq. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 10, “Capital Stock and Reserves,” for a further discussion.

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

Based on the Company’s most recent projected cash flows, the Company believes that its cash and cash equivalents of $0.6 million as of July 21, 2025 and the proceeds of up to $3,377,250 the Company may receive from the sale of additional shares of the Company’s ordinary shares in “at-the-market” transactions through a Sales Agreement with Rodman & Renshaw LLC (“Rodman”) as a sales agent, would not be sufficient to satisfy the Company’s anticipated operating and other funding requirements and raise significant doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These consolidated financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 15, “Financial Instruments and Risk Management”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one reportable operating segment.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) on July 25, 2025.

Revision of prior period financial statements

A revision was made to correct an overstatement of operating expense in the statement of operations for the interim reporting periods ended June 30, 2024 and September 30, 2024 for options forfeited in those periods. The correcting adjustment recorded for these periods resulted in decreased share-based compensation expense, share option reserve for share-based payments and accumulated deficit in equal amounts. All adjustments resulted in a net zero impact on total stockholders’ deficit.

The table below illustrate the revisions discussed above in each respective period (in thousands, except per share data):

	Three Months Ended			Three Months Ended			Six Months Ended
	June 30, 2024			September 30, 2024			September 30, 2024
	As Filed	Adjustment	Adjusted	As Filed	Adjustment	Adjusted	As Filed	Adjustment	Adjusted
Consolidated Statements of Financial Position

Share option reserve	$23,985	$(297)	$23,688	$24,126	$(633)	$23,493	$24,126	$(633)	$23,493
Accumulated deficit	(240,974)	297	(240,677)	(242,334)	633	(241,701)	(242,334)	633	(241,701)

Consolidated Statements of Operations and Other Comprehensive Loss
General and administrative expense	1,534	(297)	1,237	881	(336)	545	2,415	(633)	1,782
Loss from operations	2,839	(297)	2,542	1,604	(336)	1,268	4,443	(633)	3,810
Loss before provision for income taxes	1,662	(297)	1,365	1,362	(336)	1,026	3,024	(633)	2,391
Net loss	1,664	(297)	1,367	1,362	(336)	1,026	3,026	(633)	2,393
Comprehensive loss	1,664	(297)	1,367	1,362	(336)	1,026	3,026	(633)	2,393

(Loss) income per share
Basic and Diluted*	$(1.58)	$0.28	$(1.30)	$(1.26)	$0.31	$(0.95)	$(2.84)	$0.60	$(2.24)

Consolidated Statements of Equity
Share option reserve	23,985	(297)	23,688	24,126	(633)	23,493	24,126	(633)	23,493
Accumulated deficit	(240,974)	297	(240,677)	(242,334)	633	(241,701)	(242,334)	633	(241,701)

Consolidated Statements of Cash Flows
Net loss	1,664	(297)	1,367	1,362	(336)	1,026	3,026	(633)	2,393
Share-based compensation expense	144	(297)	(153)	141	(336)	(195)	285	(633)	(348)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

Consolidation

The consolidated financial statements include the accounts of the Company and:

(a)	SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)	iOx, a wholly-owned subsidiary incorporated in the United Kingdom (“U.K.”) on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining 21.68% non-controlling interest of iOx. See Note 14, “Related Party Transactions – Share Exchange Agreement – iOx,” for a further discussion. The Company’s 44% interest in Stimunity was transferred from Portage to iOx in December 2023 and was increased to 48.9% upon the conversion of the convertible note to equity;

(c)	Saugatuck, a 70% owned subsidiary through SalvaRx incorporated in the British Virgin Islands. “Saugatuck and subsidiary” refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a wholly-owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(f)	Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware; and

(g)	Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary incorporated in Delaware.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders’ equity. As of March 31, 2025, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company. See Note 14, “Related Party Transactions – Share Exchange Agreement – iOx” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

Functional and Presentation Currency

The Company’s functional and presentation currency is the United States Dollar (“US$”, “$”).

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

Transactions with Non-controlling Interests

Changes in the Company’s ownership interest in a subsidiary corporation that do not result in a loss of control over the subsidiary corporation are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

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

The Company irrevocably elected to classify its investment in Intensity as FVTOCI. During the year ended March 31, 2024, the Company sold 100% of its investment in Intensity for proceeds of $2.812 million and recognized a gain of $0.725 million.

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

Warrant Liability

Warrant liabilities are initially measured at fair value on the date of issuance. After initial recognition, the warrant liabilities are remeasured at fair value at each reporting period, with changes in fair value recognized through the consolidated statement of operations and other comprehensive loss in accordance with IFRS 9 “Financial Instruments.” When the Company issues equity instruments to extinguish all or part of the liability, a gain or loss is recognized in the consolidated statement of operations and other comprehensive loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Liability classified warrants are accounted for in accordance with IFRS 9 and IFRS 13 “Fair Value Measurement,” where the terms of the instruments do not meet the criteria for classification as equity under IAS 32 “Financial Instruments: Presentation.” See Note 8, “Warrant Liability” for a further discussion.

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

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in readily available checking accounts and amounts invested in underlying Treasury and money market funds that are readily convertible to a known amount of cash within three months or less from date of acquisition and are subject to an insignificant risk of change in value. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in the United States ("U.S."). As of March 31, 2025 and 2024, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Interest income earned on such investments totaled $0.089 million, $0.274 million and $0.217 million in the years ended March 31, 2025, 2024 and 2023, respectively.

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

Share-based Payments

The Company determines the fair value of share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model at the grant date. Assumptions for the Black-Scholes model are determined as follows:

•	Expected Volatility. The expected volatility rate used to value share option grants is based on the Company’s historical volatility.

•	Expected Term. The Company used historical experience.

•	Risk-free Interest Rate. The risk-free interest rate assumption was based on zero-coupon U.S. Treasury instruments that had terms consistent with the expected term of the Company's share option grants.

•	Expected Dividend Yield. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Share-based payments to employees, officers and directors are recorded and reflected as an expense over the vesting period with a corresponding increase in the share option reserve. On exercise, the associated amounts previously recorded in the share option reserve are transferred to common share capital.

Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period. Diluted loss per share reflects the dilution that would occur if outstanding share options and share purchase warrants were exercised into ordinary shares using the treasury stock method and convertible debt instruments were converted into ordinary shares using the if-converted method. Diluted loss per share is calculated by dividing net loss applicable to ordinary shares by the sum of the weighted average number of ordinary shares outstanding and all additional ordinary shares that would have been outstanding if potentially dilutive ordinary shares had been issued. The share and per share information has been retroactively adjusted to reflect the impact of the stock dividend.

The inclusion of the Company's share options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2025, 2024, and 2023. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation (see Note 12, “Loss Per Share”).

	As of March 31,
	2025	2024	2023
Warrants	481,581	481,581	—
Share options	225,117	90,281	98,171
Restricted stock units	5,410	18,467	18,937

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

(iii) Clinical Trial Expenses

Clinical trial expenses are a component of the Company's research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company's behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements is based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrollment, services provided, contractual terms, and prior experience with similar contracts.

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Contingent Liability

A provision in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” is recognized when the Company has a present (legal or constructive) obligation as a result of a past event and it is probable that economic resources shall be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Company expects that some or all of the expense will be reimbursed to it, such as in an insurance contract, the repayment will be recognized as a separate asset, only when it is highly likely that the asset will be received. The expense will be recognized in profit and loss net of the portion reimbursed.

Determination of Fair Value

A number of the Company's accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. When applicable, further information about the assumptions made in determining fair values is disclosed in Note 15, “Financial Instruments and Risk Management” and other footnotes that specifically relate to assets or liabilities measured at fair value.

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

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Recent Accounting Pronouncements

New IFRS Accounting Standards adopted in the period

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2024.

In May 2023, the IASB published Supplier Finance Arrangements with amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments Disclosures. The amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments to IAS 7 and IFRS 7 were effective for annual periods beginning on or after January 1, 2024 (with transition reliefs in the first year). The adoption of these amendments did not have a material effect on the Company.

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction. Accordingly, following a sale, a seller/lessee must measure the lease liability in such a way that not any amount in profit or loss resulting from the retained right of use is recognized. The amendments are to be applied at the latest to financial years beginning on or after January 1, 2024. The adoption of these amendments did not have a material effect on the Company.

In January 2020, IAS 1, Presentation of Financial Statements (“IAS 1”) was amended to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2024. The adoption of these amendments did not have a material effect on the Company.

New IFRS Accounting Standards not yet effective

In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) was issued. IFRS 18 replaces IAS 1 and introduces significant changes to the presentation of financial statements to enhance comparability across entities. The key requirements of the standard include:

•	Separate reporting of operating, investing, and financing activities in the statement of earnings, with prescribed subtotals for each category.
•	Disclosure of management-defined performance measures in a dedicated note within the financial statements.

The standard is effective for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company intends to assess the impact of IFRS 18 on its consolidated financial statements closer to the effective date. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

In August 2023, the IASB amended IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability, requiring consistent assessment and disclosure practices for companies. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted. However, an entity cannot restate comparative information. The Company is evaluating whether the adoption of the amendments will have a material impact on its consolidated financial statements.

NOTE 5. PREPAID EXPENSES AND OTHER RECEIVABLES

At March 31, 2025 and 2024, prepaid expenses and other receivables were comprised of the following (in thousands):

	As of March 31,
	2025	2024

Prepaid clinical research costs	$192	$1,924
Prepaid insurance	241	575
Other prepaid expenses	42	65
Tax deposits	68	64
Other receivables	12	39
Total prepaid expenses and other receivables	$555	$2,667

NOTE 6. RIGHT-OF-USE ASSET AND LEASE LIABILITY

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

On February 20, 2024, the Company entered into an amendment of the Original Lease (the “Amended Lease”), which commenced on March 1, 2024. The Amended Lease provided for a smaller lease space and a lower base rent per month, subject to similar escalations as the Original Lease. The term of the Amended Lease was the same as the Original Lease’s expiration date of May 25, 2025. The Amended Lease provided for a term of one year with an option to renew the Amended Lease for an additional term of three years. The effect of the change in circumstance reduced the asset and liability by $0.215 million, prospectively, beginning March 2024. The Company forfeited its security deposit and early terminated its lease as of December 31, 2024.

NOTE 7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At March 31, 2025 and 2024, accounts payable and accrued liabilities were comprised of the following (in thousands):

	As of March 31,
	2025	2024

Accounts payable	$427	$482
Accrued other professional fees	262	157
Accrued accounting and auditing fees	155	189
Accrued bonuses and other payroll-related expenses	89	525
Accrued CRO	80	1,137
Accrued legal fees	60	194
Accrued clinical and R&D services	14	109
Other	13	43
Total accounts payable and accrued liabilities	$1,100	$2,836

NOTE 8. WARRANT LIABILITY

As of March 31, 2025, the Company had issued and outstanding three types of warrants that are classified as financial liabilities in accordance with IFRS 9, “Financial Instruments,” IFRS 13, “Fair Value Measurement,” and IAS 32, “Financial Instruments: Presentation.”

On September 29, 2023, the Company entered into the Purchase Agreement with an institutional and accredited investor in connection with the Registered Direct Offering and the Private Placement. The Offerings closed on October 3, 2023.

Pursuant to the Purchase Agreement, in the Registered Direct Offering, the Company sold (i) 98,500 shares of the Company’s ordinary shares at a purchase price of $38.00 per share and (ii) Pre-Funded Warrants to purchase up to 59,395 ordinary shares, at a purchase price of $37.98 per Pre-Funded Warrant. All Pre-Funded Warrants, which were exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 29, 2024.

In the Private Placement, the Company issued to such institutional and accredited investor Series A Warrants to purchase up to 157,895 ordinary shares, Series B Warrants to purchase up to 157,895 ordinary shares, and Series C Warrants to purchase up to 157,895 ordinary shares, together exercisable for an aggregate of up to 473,685 ordinary shares. Pursuant to the terms of the Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant was immediately exercisable for one Private Warrant Share at an exercise price of $38.00 per share but expired on April 3, 2025, 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to the Company from the Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses of approximately $0.7 million.

NOTE 8. WARRANT LIABILITY (Cont’d)

Pursuant to an engagement letter, dated as of August 26, 2023, between the Company and H.C. Wainwright & Co., LLC (the “Placement Agent”), the Company paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the Offerings, or $0.36 million. The Company also paid the Placement Agent in connection with the Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, the Company issued to the Placement Agent, or its designees, warrants to purchase up to 7,896 ordinary shares (the “Placement Agent Warrants,” and together with the Pre-Funded Warrants and the Private Warrants, the “Warrants”), which represented 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Series B Warrants and the Series C Warrants, except that the Placement Agent Warrants have an exercise price equal to $47.50, or 125% of the offering price per ordinary share sold in the Registered Direct Offering and will be exercisable for five years from the commencement of the sales pursuant to the Offerings. The Private Warrants, Private Warrant Shares, Placement Agent Warrants and ordinary shares underlying the Placement Agent Warrants were registered for resale under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a registration statement on Form F-1 that was declared effective by the SEC on November 7, 2023 (the “Resale Registration Statement”).

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

Series B Warrants, Series C Warrants and Placement Agent Warrants

The Series B Warrants, the Series C Warrants and the Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IFRS 9 and paragraphs 16A and 16B of IAS 32, such warrants will be accounted for as financial liabilities on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive loss.

The following table summarizes the changes in the warrant liability during the year ended March 31, 2025 and 2024:

	Exercise Price	Warrants	Fair Value Balance
			In 000’$
Warrant liability as of April 1, 2023	$—	—	$—
Fair value of warrants at issuance on October 3, 2023:
Class B Warrants	$45.20	157,895	3,537	(1)
Class C Warrants	$45.20	157,895	4,663	(1)
Placement Agent Warrants	$47.50	7,896	232	(1)
Change in fair value of warrant liability	—	—	(6,868)
Warrant liability as of March 31, 2024		323,686	$1,564
Change in fair value of warrant liability	—	—	388
Warrant liability as of March 31, 2025		323,686	$1,952

(1)	The Company allocated the net proceeds of $5.3 million for the Registered Direct Offering to the warrant liability and recognized the excess of the fair value of the warrant liabilities at inception of $3.1 million as a loss on the Registered Direct Offering of $2.4 million and offering expenses of $0.7 million.

Series A Warrants and Pre-Funded Warrants

The Series A Warrants and the Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the ordinary shares with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase such warrants, and permit the holders to receive a fixed number of ordinary shares upon exercise. In addition, the Series A Warrants and the Pre-Funded Warrants do not provide any guarantee of value or return. See Note 10, “Capital Stock and Reserves,” for a further discussion.

NOTE 8. WARRANT LIABILITY (Cont’d)

Series B Warrants

A fair value of $22.40 per each Series B Warrant was identified at the issue date of October 3, 2023. A fair value of $5.65 per each warrant has been identified as of March 31, 2025.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025
Exercise price	$45.20	$45.20
Share price	$39.40	$9.25
Expected life (in years)	3.01	1.51
Expected volatility	90.4%	207.73%
Risk-free interest rate	4.95%	3.96%
Dividend yield	—	—

Series C Warrants

A fair value of $29.60 per each Series C Warrant was identified at the issue date of October 3, 2023. A fair value of $6.40 per each warrant has been identified as of March 31, 2025.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025
Exercise price	$45.20	$45.20
Share price	$39.40	$9.25
Expected life (in years)	5.00	3.51
Expected volatility	100.7%	152.01%
Risk-free interest rate	4.80%	3.91%
Dividend yield	—	—

Placement Agent Warrants

A fair value of $29.40 per each Placement Agent Warrant was identified at the issue date of October 3, 2023. A fair value of $6.34 per each warrant has been identified as of March 31, 2025.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025
Exercise price	$47.60	$47.50
Share price	$39.40	$9.25
Expected life (in years)	4.99	3.51
Expected volatility	100.7%	152.01%
Risk-free interest rate	4.80%	3.91%
Dividend yield	—	—

NOTE 9. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations. PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable. iOx is subject to U.K. taxes.

The expense (benefit) from income taxes consists of the following for the years ended March 31, 2025 and 2024 (in thousands):

	Years Ended March 31,
	2025	2024

Current tax:
Current tax on profits for the year	$—	$16
Adjustments for current tax of prior periods	(3)	—
Total current tax expense (benefit)	(3)	16

Deferred income tax:
Decrease (increase) in deferred tax assets	—	(10,564)
Income tax	$(3)	$(10,548)

Reconciliation of tax expense (benefit) at statutory tax rate and the income tax expense (benefit) as reported in the consolidated statement of profit or loss and other comprehensive income for the years ended March 31, 2025 and 2024 is as follows (in thousands):

	Years Ended March 31,
	2025	2024
Loss before income tax	$(6,781)	$(85,930)

Tax using BVI tax rate of 0%	—	—
Effect of tax rates in other countries	(24)	(16,635)
Derecognition of deferred tax assets	23	4,090
Nondeductible expenses	—	764
Utilization of losses not previously benefitted	—	(50)
Foreign currency effect and other	(2)	1,283
Income tax in the statement of loss	$(3)	$(10,548)

As of March 31, 2025 and 2024, the Company had $0.6 million of federal net operating losses, which carryforward indefinitely but are limited to 80% of taxable income when utilized. As of March 31, 2025, the Company also had $15.2 million in UK loss carryforwards, which carryforward indefinitely.

NOTE 9. INCOME TAXES (Cont’d)

As of March 31, 2025 and 2024, the Company’s deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following (in thousands):

	As of March 31,
	2025	2024
Deferred tax assets:
The balance comprises temporary differences attributable to:
Tax loss	$3,935	$5,590
Share-based compensation	397	—
Reserves and accruals	17	—
Total deferred tax assets	4,349	5,590
Deferred tax asset not recognized	(4,349)	(5,590)
Net deferred tax asset	—	—

The Company assesses its deferred tax assets for recognition by considering both positive and negative evidence in order to ascertain whether it is probable that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believes that it is not probable that all of the deferred tax assets in the U.S. and U.K. can be realized as of March 31, 2025; accordingly, the Company has not recognized any of its deferred tax assets.

The Company’s deferred tax assets not recognized decreased by $1.24 million for the year ended March 31, 2025. The change in the deferred tax assets not recognized was primarily due to the true-up of U.K. loss carryforwards.

The Company has concluded that there are no uncertain tax treatments that require disclosure or recognition.

On December 20, 2021, the OECD published the Global Anti-Base Erosion Model Rules (the "GloBE Rules"), also known as Pillar II. The GloBE Rules aim to impose a global minimum tax of 15% on multinational enterprises with a revenue in excess of €750 million. As the Company’s revenue is below this threshold, it is currently outside the scope of the Pillar II rules.

The Company continues to monitor developments in jurisdictions where it operates, including the U.K., U.S., and British Virgin Islands. As of the reporting date, Pillar II is not expected to have a material impact on the Company’s financial statements.

NOTE 10. CAPITAL STOCK AND RESERVES

Authorized ordinary shares: Unlimited number of Portage ordinary shares without par value.

The following is a roll-forward of Portage’s ordinary shares for the years ended March 31, 2025 and 2024:

	Years Ended March 31,
	2025		2024
	Ordinary		Ordinary
	Shares	Amount	Shares	Amount
	In 000’	In 000’$	In 000’	In 000’$
Balance, beginning of year	989	$219,499	880	$218,782
Shares issued under private placement	524	2,150	—	—
Pre-Funded warrants exercised	60	1	—	—
Additional round up shares issued for fractional shares in connection with 1-for-20 reverse share split	52	—	—	—
Shares issued under Registered Direct Offering, net of issue costs	—	—	98	—
Shares issued under ATM, net of issue costs	—	—	9	662
Shares issued or accrued for bonuses or services	19	120	1	50
Shares issued pursuant to distribution of restricted stock units	9	30	1	5
Balance, end of year	1,653	$221,800	989	$219,499

Private Financing

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted stock. The proceeds are being used for general corporate purposes and working capital.

NOTE 10. CAPITAL STOCK AND RESERVES (Cont’d)

Reverse Share Split

On August 15, 2024, the Company effected a reverse share split of its ordinary shares at a ratio of 1-for-20. The reverse share split decreased the number of ordinary shares outstanding as of March 31, 2024, from 19,784,390 to 989,370. All share and per share information included in the consolidated financial statements and in the Notes to the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse share split unless otherwise noted. The number of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

Any fractional shares resulting from the reverse share split were rounded up to the nearest whole post-split ordinary share. As a result of this roundup provision, the Company issued an additional 52,254 shares.

March 2021 Registration Statement

Portage filed a shelf registration statement with the SEC in order to sell ordinary shares, warrants and units in one or more offerings from time to time, which became effective on March 8, 2021 (“March 2021 Registration Statement”). In connection with the March 2021 Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by Portage of up to $200 million in the aggregate of the securities identified above from time to time in one or more offerings;

•	a prospectus supplement, which covered the offer, issuance and sale by Portage in its ATM offering of up to a maximum aggregate offering price of $50 million of Portage’s ordinary shares that may be issued and sold from time to time under a Controlled Equity Offering Sales Agreement, dated February 24, 2021 (the “2021 Sales Agreement”), with Cantor Fitzgerald & Co., the sales agent (“Cantor Fitzgerald”);

•	a prospectus supplement dated June 24, 2021, for the offer, issuance and sale by Portage of 57,500 ordinary shares for gross proceeds of approximately $26.5 million in a firm commitment underwritten public offering with Cantor Fitzgerald;

•	a prospectus supplement dated August 19, 2022, for the resale of up to $30 million in ordinary shares that Portage may sell from time to time to Lincoln and an additional 4,726 shares that were issued to Lincoln; and

•	a prospectus supplement dated September 29, 2023 for the offer, issuance and sale by Portage in a registered direct public offering through H.C. Wainwright & Co., the placement agent, to an institutional and accredited investor of (i) 98,500 ordinary shares at a purchase price of $38.00 per share; and (ii) Pre-Funded Warrants to purchase up to 59,395 ordinary shares, at a purchase price of $37.98 per Pre-Funded Warrant Shares, for aggregate gross proceeds of approximately $6 million. All Pre-Funded Warrants, which were exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 29, 2024.

The 2021 Sales Agreement permitted the Company to sell in an ATM program up to $50 million of ordinary shares from time to time. The sales under the prospectus were deemed to be made pursuant to an ATM program as defined in Rule 415(a)(4) promulgated under the Securities Act. The Company sold 8,308 ordinary shares in Fiscal 2023 (generating net proceeds of approximately $0.9 million) and 9,331 ordinary shares in Fiscal 2024 (generating net proceeds of approximately $0.7 million). The Company’s March 2021 Registration Statement expired on February 24, 2024.

NOTE 10. CAPITAL STOCK AND RESERVES (Cont’d)

Series A Warrants and Pre-Funded Warrants

The Series A Warrants and the Pre-Funded Warrants are classified as a component of equity because they are freestanding financial instruments that are legally detachable and separately exercisable from the ordinary shares with which they were issued, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, and permit the holders to receive a fixed number of ordinary shares upon exercise. In addition, the Series A Warrants and the Pre-Funded Warrants do not provide any guarantee of value or return.

On the October 3, 2023 issue date, the calculated fair value of the Series A Warrants and the Pre-Funded Warrants was $2.968 million ($18.80 per such warrant). Because the fair value of the warrants accounted for as liabilities exceeded the net proceeds from the Registered Direct Offering, the proceeds allocated to our ordinary shares, the Pre-Funded Warrants and the Series A warrants was zero. The Series A Warrants expired on April 3, 2025, 18 months from the date of issuance, and all Pre-Funded Warrants were exercised in full on May 9, 2024.

Series A Warrants

The inputs associated with calculating the fair value are reflected below.

October 3, 2023
Exercise price	$38.00
Share price	$39.40
Expected life (in years)	1.50
Expected volatility	96.0%
Risk-free interest rate	5.32%
Dividend yield	—

NOTE 11. SHARE OPTION RESERVE

The share option reserve reflects the reserve of compensation expense recognized over the vesting period based upon the grant date fair value of the Company’s equity settled grants calculated in accordance with IFRS 2, “Share-based Payment”.

Amended and Restated 2021 Equity Incentive Plan and Grants of Share Options and Restricted Stock Units

The following table provides the activity for the Company’s share option reserve for the years ended March 31, 2025 and 2024 (in thousands):

	Years Ended March 31,
	2025		2024

Balance, beginning of year	$23,841		$21,204
Share-based compensation expense	321	(1)	2,637
Correction of prior period overstated share-based compensation expense	(632	)(2)	-
Balance, end of year	$23,530		$23,841

(1)	Amount is net of $0.6 million reversal of share-based compensation expense for unvested share options forfeited during the fiscal year ended. Refer to “Revision of Prior Period Financial Statements” in Note 3, Basis of Presentation for further details.

(2)	Amount represents the correction as of March 31, 2025 for the overstated share-based compensation expenses in Fiscal 2022 and Fiscal 2024.

On August 15, 2024, the Company effected a reverse share split of its ordinary shares at a ratio of 1-for-20. All share and per share information have been retroactively adjusted to reflect the impact of the reverse share split unless otherwise noted. See Note 1, “Nature of Operations” and Note 10, “Capital Stock and Reserves” for further discussion on the reverse share split.

The 2021 Equity Incentive Plan (the “Equity Incentive Plan”), as amended on January 19, 2022, allows for the grant of equity awards up to 248,043 or 15% of shares currently issued and outstanding, 1,653,622 as of March 31, 2025.

On March 7, 2025, the Board authorized the grant of a total of 160,000 options to purchase ordinary shares at a per share rate of $4.45, once vested, shall be exercisable for the period ending 10 years after the date of grant. Vesting will accelerate on a change of control of the Company. The options had a per share fair value of $4.04 and vest as to one-quarter immediately and the balance as to one-third on each March 7, 2026, 2027 and 2028. The grants were made to certain directors, officers and employees. The options were issued as discretionary options under the 2021 Equity Incentive Plan, and not part of any regularly constituted compensation plan.

NOTE 11. SHARE OPTION RESERVE (Cont’d)

The changes in the number of share options issued and outstanding for the fiscal years ended March 31, 2025 and 2024 were as follows:

	Years Ended March 31,
	2025	2024
Balance, beginning of period	90,281	98,171
Granted	160,000	—
Expired or forfeited	(25,164)	(7,890)
Balance, end of period	225,117	90,281
Exercisable, end of period	102,855	57,306
Available for future awards	17,516	34,827

The table above does not include fully vested restricted stock units (“RSUs”) granted to certain executives in January 2021 and January 2022. In January 2024, the Company issued 308 shares for the exercise of 470 RSUs net of 162 shares withheld to pay for an employee’s payroll taxes. In September 2024, the Company issued 882 shares for the exercise of 1,152 RSUs net of 270 shares withheld to pay for an employee’s payroll taxes. In December 2024, the Company issued 8,173 shares for the exercise of 11,905 RSUs net of 3,732 shares withheld to pay for an employee’s payroll taxes. As of March 31, 2025, there were 5,410 RSUs granted and outstanding, of which 4,550 and 860 RSUs expire on January 13, 2031 and January 19, 2032, respectively.

The weighted-average estimated fair value of share options granted during the year ended March 31, 2025 was $4.04 per share, using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year Ended March 31, 2025
Grant Price	$4.45
Expected life (in years)	5.75
Risk-free interest rates	4.14%
Volatility	135.80%
Dividend yield	—%

There were no share options granted during the year ended March 31, 2024.

NOTE 11. SHARE OPTION RESERVE (Cont’d)

The following is the weighted average exercise price and the remaining contractual life for outstanding options under the Equity Incentive Plan as of March 31, 2025 and 2024:

	As of March 31,
	2025	2024
Weighted average exercise price	$62.51	$203.60
Weighted average remaining contractual life (in years)	9.10	7.86

Share options granted and outstanding at the end of the year have the following expiration dates and exercise prices:

Grant Date	Expiration Date	Exercise Price $	Share Options as of March 31, 2025
January 13, 2021	January 13, 2031	355.00	25,650
January 19, 2022	January 19, 2032	204.40	12,820
February 15, 2022	February 15, 2032	171.80	690
June 8, 2022	June 8, 2032	220.00	-
July 27, 2022	July 27, 2032	201.20	-
March 30, 2023	March 30, 2033	58.40	25,957
March 7, 2025	March 7, 2035	4.45	160,000
Total			225,117

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of March 31, 2025 and 2024, except for 40,000 vested options and 120,000 unvested options as of March 31, 2025.

During Fiscal 2025, the Company recorded approximately $0.3 million of share-based compensation, which reflects an additional $0.3 million in share-based compensation expense for the accelerated vesting of certain employee share options offset by $0.6 million reversal of share-based compensation for unvested share options forfeited during the year. The Company recorded approximately $2.6 million and $4.3 million of share-based compensation expense in the years ended March 31, 2024 and 2023, respectively.

NOTE 12. LOSS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net loss attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. Shares issuable under Pre-Funded Warrants are considered outstanding for this purpose and included in the calculation of Basic and Diluted EPS as of March 31, 2024. The Pre-Funded Warrants were exercised in full on May 29, 2024.

The number of ordinary shares are retroactively adjusted to reflect the impact of the 1-for-20 reverse share split on August 15, 2024.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (in thousands, except per share amounts):

	Years Ended March 31,
	2025	2024	2023
Numerator
Net loss attributable to owners of the Company	$(6,767)	$(75,339)	$(104,611)
Denominator
Weighted average number of shares – Basic and Diluted	1,183	968	806
Basic and diluted loss per share	$(5.72)	$(77.83)	$(129.79)

The inclusion of the Company’s share purchase warrants (other than Pre-Funded Warrants, as described above), share options and RSUs in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2025, 2024, and 2023. The following table reflects the Company’s outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	As of March 31,
	2025	2024	2023
Warrants	481,581	481,581	—
Share options	225,117	90,281	98,171
Restricted stock units	5,410	18,467	18,937

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES

iOx – Parexel Master Services Agreement

Effective March 15, 2022, iOx entered into a Master Services Agreement (the “MSA”) with Parexel International (IRL) Limited (“Parexel”) under which Parexel agreed to act as clinical service provider (CRO) pursuant to a work order (“Work Order”) effective June 1, 2022. Pursuant to such Work Order, Parexel planned to operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provided for a five-year term, and the Work Order provided for a term to end upon the completion of the services required. The budget provided for service fees and pass-through expenses and clinical sites totaling $11.5 million. During the year ended March 31, 2023 (“Fiscal 2023”), the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs. As a result of the Company’s decision to discontinue the development with respect to this program, on December 20, 2023, the Company provided a notice of termination of the contract, with a planned termination date of April 18, 2024.

As the ongoing CRO services were wound down, the Company noticed that expenses incurred under the CRO agreement were higher than originally budgeted. Parexel agreed to refund the Company $0.552 million and release the liability for amounts invoiced and unbilled services totaling $1.486 million, and the Company forfeited advanced payments of $1.091 million. As a result, the Company recognized a net gain of $0.946 million in September 2024. The Company received the refund from Parexel on October 3, 2024. As of March 31, 2024, the Company reflected $1.414 million of payables to Parexel in accounts payable and accrued liabilities and $1.277 million in prepaid expenses and other receivables in the consolidated statement of financial position.

Tarus – Fortrea Clinical Service Agreement

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement has been extended to the earlier of February 20, 2026 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided is approximately $6.9 million (previously $12.1 million).

In March 2025, Portage resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the PORT-6 cohort, Portage will evaluate advancement of this trial and the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms, but remain on pause at this time.

We continue to evaluate a broad set of strategic alternatives, which may include partnerships, asset sales, mergers, restructurings (in or out of court), company wind-downs, or new financing transactions. The following description assumes the availability of additional capital to support ongoing and future clinical development.

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

Milestone Payments

The Company is obligated under the Merger Agreement and the Share Exchange Agreement to pay certain third-party earnouts based on the achievement of certain milestones. See Note 14, “Related Party Transactions – Share Exchange Agreement – iOx,” for further discussions.

Nasdaq Notifications

On December 10, 2024, the Company received written notice (the “Notice”) from The Nasdaq Stock Market, LLC (“Nasdaq”) indicating that it was not in compliance with the minimum shareholders’ equity requirement for continued listing on The Nasdaq Capital Market (the “Capital Market”) as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Shareholders’ Equity Requirement”), because the shareholders’ equity of $695,000 as of September 30, 2024, as reported in the Company’s Report on Form 6-K containing unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2024, filed with the United States Securities and Exchange Commission (the “SEC”) on November 26, 2024, was below the required minimum of $2.5 million, and because as of the date of the Notice, the Company did not meet either of the alternative continued listing standards for the Nasdaq Capital Market, relating to market value of listed securities of at least $35 million or net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. The Company submitted a plan on January 24, 2025, to regain compliance with the shareholders’ equity requirement or achieve compliance with an alternative continued listing standard for the Capital Market (the “Compliance Plan”) and on February 11, 2025, the Company received notification from Nasdaq that Nasdaq accepted the Compliance Plan and granted the Company an extension to regain compliance with the continued listing standards by June 9, 2025. In keeping with the Compliance Plan, on June 5, 2025, the Company increased its shareholders’ equity, and submitted documentation to Nasdaq indicating compliance as of June 9, 2025, with the shareholders’ equity requirement. The Nasdaq Stock Market, LLC indicated by letter dated June 24, 2025, that the Company has regained compliance with the continued listing standards of the Nasdaq Capital Market.

Other

The former CEO of the Company, Ian Walters, instituted a mediation pursuant to his prior services agreement with the Company alleging that the Company did not pay him severance payments that he alleges he was contractually entitled to. The Company denies any wrongdoing and maintains that his prior services agreement did not provide for severance in the event the agreement expired at the end of the term. The parties unsuccessfully mediated the dispute on May 8, 2025 and the Company expects a litigation to be filed against the Company in the coming weeks; in the event a motion is filed, the Company intends to defend itself vigorously against all charges. In accordance with IAS 37, Provision, Contingent Liabilities and Contingent Assets, a contingent liability is not recognized in the statement of financial position as the settlement amount cannot be estimated reliably at this time.

NOTE 14. RELATED PARTY TRANSACTIONS

Private Financing

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted stock. The proceeds are being used for general corporate purposes and working capital.

SalvaRx Acquisition

Two of the Company’s directors are also directors of SalvaRx Group plc, a company which owns approximately 2.2% of the Company’s issued and outstanding ordinary shares as of March 31, 2025.

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

The following subsidiaries and associates are considered related parties:

(a)	Stimunity. A Portage director serves as one of two members of The Supervisory Committee of Stimunity and Portage’s CSO serves as an External Scientific Advisor to Stimunity. The Company wrote-off its investment in Stimunity to nil in the Fiscal 2024 period. There were no changes as of March 31, 2025.

(b)	iOx. Upon execution of the Share Exchange Agreement on July 18, 2022, the non-Portage director resigned from the iOx board leaving two Portage insiders as directors. Additionally, the management team of Portage comprises the management team of iOx. See below for a discussion of the Company’s purchase of the non-controlling interest in iOx through its wholly-owned subsidiary SalvaRx.

(c)	Saugatuck. A Portage director is the sole director of Saugatuck. Saugatuck is 70% owned by the Company and is controlled by Portage.

NOTE 14. RELATED PARTY TRANSACTIONS (Cont’d)

(d)	Intensity. Portage’s former CEO, who served through December 14, 2024, previously served as a part-time officer of Intensity until becoming a consultant in 2023. Additionally, Intensity provided services (primarily rent) to Portage through April 2023. For the years ended March 31, 2024 and 2023, the Company paid $0.05 million and $0.07 million, respectively. At March 31, 2024 and 2023, nil and $0.07 million were included in accounts payable and accrued liabilities, respectively. In the year ended March 31, 2024, the Company recovered $0.1 million for services previously rendered in a settlement with Intensity, which was recorded as a reduction in research and development expense and which was first applied to $0.07 million accrued unpaid rent with the balance of $0.03 million paid to the Company.

(e)	Portage Development Services Inc. PDS is a wholly owned subsidiary of Portage which provides human resources and other services to each operating subsidiary of Portage through shared services agreements. Intercompany transactions are eliminated in consolidation.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

Share Exchange Agreement – iOx

On July 18, 2022, the Company and SalvaRx entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the remaining 21.68% of the outstanding non-controlling ownership interest of iOx, which had been developing our iNKT engager platform until we decided to pause further development in Fiscal 2024. The Company followed IFRS 3 and IAS 27, “Separate Financial Statements” (which substantially replaced IAS 3) to account for this transaction. The Company achieved control of iOx, as defined, on January 8, 2019 upon the completion of the SalvaRx Acquisition. Further transactions whereby the parent entity acquires further equity interests from non-controlling interests, or disposes of equity interests but without losing control, are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). As such:

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

The Company owns the worldwide rights to the small molecule iNKT engagers, including lead programs PORT-2 and PORT-3. Under the terms of the Share Exchange Agreement, each Seller sold to the Company, and the Company acquired from each Seller, legal and beneficial ownership of the number of iOx shares held by each Seller, free and clear of any share encumbrances, in exchange for the issuance in an aggregate of 53,500 Portage ordinary shares to be allocated among the Sellers based upon their relative ownership. As a result of the Share Exchange Agreement, the Company owns 100% of the issued and outstanding shares of iOx through its wholly-owned subsidiary, SalvaRx.

NOTE 14. RELATED PARTY TRANSACTIONS (Cont’d)

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

NOTE 14. RELATED PARTY TRANSACTIONS (Cont’d)

Bonuses & Board Compensation Arrangements

Bonuses – In December 2022, the Board approved executive performance bonuses, as recommended by the Compensation Committee, totaling $0.6 million, which is equivalent to 73.5% of original annual targets established by the Board in December 2021. The bonuses were approved based upon the original performance targets established. The Board further approved a payment structure of 25% of approved bonuses, which were paid in January 2023, with the balance of amounts due payable upon a new financing. The accrued, unpaid amount of approximately $0.06 million and $0.4 million is included in accounts payable and accrued liabilities in the consolidated statements of financial position as of March 31, 2025 and 2024, respectively. No executive performance bonus has been approved by the Compensation Committee or the Board for Fiscal Year 2025.

Director Compensation Policy – On March 7, 2025, the Board replaced the “Non-Executive Director Compensation Policy” (the “Cancelled Policy”) which was effective since January 1, 2022. The payment to Directors under the Cancelled Policy was suspended, with directors waiving their entitlement to such fees, since April 2024. To replace the Cancelled Policy, the Board adopted and confirmed as of March 7, 2025, a director compensation plan to compensate directors going forward from that date, under which each person serving as a director of the Company, regardless of executive employment status, will be paid an annual cash fee of $30,000, to be paid in arrears, upon confirmation by the Board that the Company has sufficient funds available for payment without adversely impacting the then available, necessary working capital (the “Director Compensation Policy”). In addition, the Company will pay a cash fee in the amount of $25,000 to each person then serving as a director on the consummation of a reverse merger transaction or similar transaction, if any.

The Company incurred Board fees totaling $0.18 million, $0.27 million, and $0.32 million during the years ended March 31, 2025, 2024, and 2023, respectively.

Retention Agreements and General Releases

On July 22, 2024, the Company and Portage Development Services, Inc. entered into a Retention Agreement and General Release (“Retention Agreement”) with each of Allan Shaw (“Employee”) and Joseph Ciavarella (“Consultant”). Under the terms of each of the Retention Agreements, Employee’s current employment agreement and Consultant’s current consulting agreement both terminated on July 22, 2024, except with respect to certain provisions. In return for continuing to provide services to the Company and its affiliates and completing certain Applicable Retention Events, as defined in the respective Retention Agreements, the Company paid an aggregate $0.2 million (the “Retention Amount”) to Employee and Consultant, in addition to their monthly pay through September 30, 2024.

In accordance with the terms of the Retention Agreements, the Company paid in full the Retention Amount and issued 14,348 ordinary shares to the Employee and Consultant in lieu of cash bonuses accrued in Fiscal 2023 totaling $0.1 million by September 30, 2024, the date on which the Employee’s employment and the Consultant’s consulting relationship with the Company and its affiliates ended.

NOTE 15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

The following table summarizes the Company’s financial instruments as of March 31, 2025 and 2024 (in thousands):

	Years Ended March 31,
	2025			2024
	Amortized			Amortized
	Cost	FVTOCI	FVTPL	Cost	FVTOCI	FVTPL
Financial assets
Cash and cash equivalents	$1,670	$—	$—	$5,028	$—	$—
Prepaid expenses and other receivables	$555	$—	$—	$2,667	$—	$—

	Years Ended March 31,
	2025		2024
	Amortized		Amortized
Financial liabilities	Cost	FVTPL	Cost	FVTPL
Accounts payable and accrued liabilities	1,100	$—	$2,836	—
Warrant liability	—	$1,952	$—	1,564

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

NOTE 15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Warrant Liability

The Series B Warrants, the Series C Warrants and the Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IFRS 9 and paragraphs16A and 16B of IAS 32, such warrants will be accounted for as financial liabilities on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive loss. See Note 8, “Warrant Liability” for further discussion.

The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation. The Company had the following liabilities measured at fair value on a recurring basis at March 31, 2025 (in thousands).

	Total	Level 1	Level 2	Level 3
Liabilities:
Warrant liability	$1,952	$-	$-	$1,952
Total	$1,952	$-	$-	$1,952

The Company had the following liabilities measured at fair value on a recurring basis at March 31, 2024 (in thousands).

	Total	Level 1	Level 2	Level 3
Liabilities:
Warrant liability	$1,564	$-	$-	$1,564
Total	$1,564	$-	$-	$1,564

Credit Risk, Liquidity Risk and Foreign Currency Risk

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

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2025 and 2024, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

NOTE 15. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont'd)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. Based on the Company’s most recent projected cash flows, the Company believes that its cash and cash equivalents of $0.6 million as of July 21, 2025 and the proceeds of up to $3,377,250 the Company may receive from the sale of additional shares of the Company’s ordinary shares in “at-the-market” transactions through a Rodman as a sales agent, would not be sufficient to satisfy the Company’s anticipated operating and other funding requirements and raise significant doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects.

As a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 2, “Going Concern,” and Note 10, “Capital Stock and Reserves,” for a discussion of the Company’s share offering and Note 13, “Commitments and Contingent Liabilities – Committed Purchase Agreement,” for a further discussion.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling and the Stimunity Convertible Note receivable settleable in euros.

NOTE 16. CAPITAL MANAGEMENT

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued liabilities of approximately $1.1 million as of March 31, 2025 (accounts payable and accrued liabilities of approximately $2.8 million and lease liability – current of approximately $0.04 million as of March 31, 2024) and current assets of approximately $2.2 million as of March 31, 2025 (approximately $7.7 million as of March 31, 2024). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of March 31, 2025, shareholders’ deficit attributable to the owners of the Company was approximately $0.1 million (shareholders’ equity of approximately $4.0 million as of March 31, 2024).

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the years ended March 31, 2025 and 2024.

NOTE 17. NON-CONTROLLING INTEREST

The table below summarize the Company’s non-controlling interest as of the periods presented (in thousands):

		Saugatuck
	iOx	and subsidiary	Total
Non-controlling interest as of April 1, 2022	$44,701	(472)	$44,229
Net income (loss) attributable to non-controlling interest	123	(178)	(55)
Purchase of non-controlling interest pursuant to Share Exchange Agreement	(44,824)	—	(44,824)
Non-controlling interest as of April 1, 2023	—	(650)	(650)
Net loss attributable to non-controlling interest	—	(43)	(43)
Non-controlling interest as of March 31, 2024	—	(693)	(693)
Net loss attributable to non-controlling interest	—	(11)	(11)
Non-controlling interest as of March 31, 2025	$—	(704)	$(704)

On September 8, 2021, the Company, through SalvaRx, completed a settlement of loans (including interest) to and receivables from iOx for services rendered in exchange for 23,772 ordinary shares of iOx at a price of £162. On July 18, 2022, the Company completed the acquisition of the remaining non-controlling interest in iOx, by issuing 53,500 shares of its ordinary shares and assuming certain milestone obligations. See Note 14, “Related Party Transactions – Share Exchange Agreement – iOx,” for a discussion of the Company’s purchase of the balance of the non-controlling interest in iOx.

The Company held 70% interest in Saugatuck and subsidiary through SalvaRx. Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 18. SUBSEQUENT EVENTS

May 2025 Registration Statement

On May 5, 2025 Portage filed a shelf registration statement with the SEC in order to sell ordinary shares, warrants and units in one or more offerings from time to time, which became effective on May 14, 2025 (“May 2025 Registration Statement”). In connection with the May 2025 Registration Statement, Portage has filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by Portage of up to $40 million in the aggregate of the securities identified above from time to time in one or more offerings; and
•	a prospectus supplement, which covered the offer, issuance and sale by Portage in its ATM offering of up to a maximum aggregate offering price of $3,377,250 of Portage’s ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated June 27, 2025 (the “2025 Sales Agreement”), with Rodman & Renshaw LLC the sales agent (“Rodman”).

Stock for Stock Exchange

On June 5, 2025, Portage entered a mutual Subscription Agreement (“Subscription Agreement”) with Compedica Holdings Limited, a company formed under the laws of the Isle of Man (“Compedica”). Pursuant to the Subscription Agreement, which closed on the same date, Portage issued 625,000 ordinary shares at a per share price of $8.00, which was based on the average five day closing price leading up to the transaction, in exchange for 1,165,501 shares of Compedica. Compedica purchased 37.8% of Portage based on the issued and outstanding ordinary shares of Portage immediately prior to the consummation of the Subscription Agreement, resulting in ownership of 27.4% of the issued and outstanding ordinary shares of Portage immediately after the consummation of the Subscription Agreement.

The Portage ordinary shares were sold pursuant to an exemption under the Securities Act of 1933, as amended, under Regulation S, and were issued as “restricted stock.” Compedica was granted registration rights on a resale basis, upon demand, while the shares are restricted stock and Compedica is not otherwise able to sell the shares in the public market. The Portage ordinary shares acquired by Compedica are not subject to any lock up arrangement. Portage will reimburse Compedica for up to $50,000 of its legal fees in the transaction. Compedica was also granted the right to have an observer attend board meetings and review written consents of the board of directors, subject to being restricted from access (including participation in the meeting) to confidential or market sensitive information without a non-disclosure obligation with respect to such information. There are no broker fees from either party to the Subscription Agreement.

If Portage enters into an equity funding arrangement, subject to the monthly working capital requirements of Portage and unless agreed otherwise by the parties in writing, for a period of 12 months from the date of the Subscription Agreement, Portage will use not less than 50% of the net funds to subscribe for new Compedica equity at a price of $4.29 per share, the intended use of proceeds to be to support the continued development of the Compedica device and its commercialization. To the extent less than 50% of the equity financing are invested in Compedica by Portage in any month (the “Shortfall”), the Shortfall amount shall be added to the obligation of the Company to fund in the next following month (and the aggregate of Shortfalls shall continue to accrue and be rolled forward for the duration of the 12 month term, with any outstanding Shortfall amount not advanced as an equity investment at the end of the 12 month term immediately due and payable (unless agreed otherwise in writing by Compedica).

Notice of Compliance with Listing Standards

On June 24, 2025, the Company received notice from The Nasdaq Stock Market, LLC, indicating that the Company regained compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Accordingly, the previously announced listing matter has been closed.

(b) EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit No.	Description of Exhibit

1.1	Certificate of Continuance - Incorporated herein by reference to Exhibit 3.1 to Form 6-K filed on August 1, 2013.

1.2	Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on June 21, 2022 - Incorporated herein by reference to Exhibit 99.1 to Form 6-K filed on June 23, 2022.

1.3	Amended and Restated Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on September 22, 2022 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on September 22, 2022.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act – Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 1, 2022.

2.2	Form of Pre-Funded Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on October 3, 2023.

2.3	Form of Series A Ordinary Share Purchase Warrant, dated September 29, 2023- Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on October 3, 2023.

2.4	Form of Series B Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.3 to Form 6-K filed on October 3, 2023.

2.5	Form of Series C Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.4 to Form 6-K filed on October 3, 2023.

2.6	Form of Placement Agent Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.5 to Form 6-K filed on October 3, 2023.

4.1	At The Market Offering Agreement by and between Portage Biotech Inc. and Rodman & Renshaw LLC, dated June 27, 2025 – Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on June 27, 2025.

4.2	Underwriting Agreement, dated as of June 24, 2021 the Company, Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. - Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on June 24, 2021.

4.3	Subscription Agreement between Portage Biotech Inc. and Compedica Holdings, LLC, dated June 5, 2025 - Incorporated herein by reference to - Exhibit 10.1 to Form 6-K filed on June 9, 2025.

4.4	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 4(c)(iv).4 to Form 20-F filed on July 29, 2021.

4.5	Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan - Incorporated herein by reference to Exhibit 4.2 to Form S-8 filed on December 1, 2023.

86

(b) EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.6	Purchase Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.3 to Form 6-K filed on July 8, 2022.

4.7	Registration Rights Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.4 to Form 6-K filed on July 8, 2022.

4.8	Services Agreement effective as of December 15, 2021, by and between Portage Development Services Inc. and Ian B. Walters, MD - Incorporated herein by reference to Exhibit 10.5 to Form 20-F filed on August 1, 2022.

4.9	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Allan Shaw - Incorporated herein by reference to Exhibit 10.6 to Form 20-F filed on August 1, 2022.

4.10	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Robert Kramer, PhD - Incorporated herein by reference to Exhibit 10.7 to Form 20-F filed on August 1, 2022.

4.11	Services Agreement effective as of December 1, 2021, by and between Portage Development Services Inc. and Brian Wiley – Incorporated herein by reference to Exhibit 10.9 to Form 20-F filed on August 1, 2022.

4.12*	Employment Agreement effective as of September 30, 2024, by and between Portage Development Services Inc. and Andrea Park

4.13*	Consulting Agreement effective as of December 15, 2024, by and between Portage Development Services Inc. and Arctos Strategy, LLC

4.14	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.15 to Form 20-F filed on August 1, 2022.

4.15	Form of Share Option Agreement dated as of February 15, 2022 - Incorporated herein by reference to Exhibit 10.16 to Form 20-F filed on August 1, 2022.

4.16	Services Agreement effective as of June 1, 2022, by and between Portage Development Services Inc. and Justin Fairchild - Incorporated herein by reference to Exhibit 4.24 to Form 20-F filed on July 31, 2023.

87

(b) EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.17	Clinical Services Agreement effective as of March 1, 2023, by and between Fortrea Inc. (formerly Labcorp Drug Development Inc.) and Tarus Therapeutics LLC - Incorporated herein by reference to Exhibit 4.25 to Form 20-F filed on July 31, 2023.

4.18	Form of Share Option Agreement dated as of March 30, 2023 - Incorporated herein by reference to Exhibit 4.26 to Form 20-F filed on July 31, 2023.

4.19	Form of Share Option Agreement dated as of March 30, 2023 - Incorporated herein by reference to Exhibit 4.27 to Form 20-F filed on July 31, 2023.

4.20	Form of Share Option Agreement dated as of March 30, 2023 - Incorporated herein by reference to Exhibit 4.28 to Form 20-F filed on July 31, 2023.

4.21*	Form of Share Option Agreement dated as of March 7, 2025

4.22	Office Lease made as of March 31, 2023, by and between WALP 57-61, LLC and Portage Development Services, Inc. - Incorporated herein by reference to Exhibit 4.29 to Form 20-F filed on July 31, 2023.

4.23	First Amendment of Lease made as of February 20, 2024, by and between WALP 57-61, LLC and Portage Development Services, Inc. – Incorporated herein by reference to Exhibit 4.28 to Form 20-F filed on August 14, 2024.

4.24◊+	License Agreement dated as of July 1, 2015, by and between iOx Therapeutics Ltd. and the Ludwig Institute for Cancer Research Ltd. - Incorporated herein by reference to Exhibit 4.30 to Form 20-F filed on July 31, 2023.

4.25◊+	License Agreement dated as of October 29, 2019, by and between Tarus Therapeutics, Inc. and Impetis Biosciences Limited - Incorporated herein by reference to Exhibit 4.31 to Form 20-F filed on July 31, 2023.

4.26◊+	Agreement and Plan of Merger and Reorganization among Portage Biotech Inc., Portage Merger Sub 1, Inc., Portage Merger Sub 2, LLC, Tarus Therapeutics, Inc. and Shareholder Representative Services LLC dated as of July 1, 2022 - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 8, 2022.

4.27◊+	Share Exchange Agreement dated as of July 18, 2022, by and among Portage Biotech Inc., SalvaRx Ltd., and each of the shareholders of iOx Therapeutics Ltd. - Incorporated herein by reference to Exhibit 2.1 to Form 6-K filed on July 19, 2022.

4.28	Form of Securities Purchase Agreement, dated September 29, 2023, by and between Portage Biotech Inc. and the Purchaser signatory thereto - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on October 3, 2023.

4.29	Form of At-The-Market Offering Agreement, dated June 27, 2025, between the Rodman & Renshaw LLC and Portage Biotech Inc. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on June 27, 2025).

4.30	Form of Subscription Agreement between Portage Biotech Inc. and Compedica Holdings, LLC, dated June 5, 2025 (incorporated by reference to Exhibit 10.1 to Form 6-K filed on June 9, 2025).

4.31	Form of Securities Purchase Agreement between two investors and Portage Biotech Inc. to purchase ordinary shares, dated January 23, 2025 (incorporated by reference to Exhibit 4.1 to Form 6-K filed on January 30, 2025.

4.32	Form of Registration Rights Agreement between two investors and Portage Biotech Inc. dated January 23, 2025 (incorporated by reference to Exhibit 4.2 to Form 6-K filed on January 30, 2025.

8.1*	List of Subsidiaries.

11.1	Audit Committee Charter - Incorporated herein by reference to Exhibit 11.1 to Form 20-F filed on July 31, 2023.

11.2	Compensation Committee Charter - Incorporated herein by reference to Exhibit 11.2 to Form 20-F filed on July 31, 2023.

11.3	Code of Conduct - Incorporated herein by reference to Exhibit 11.3 to Form F-20 filed on July 31, 2014.

11.4	Nominating Committee Charter - Incorporated herein by reference to Exhibit 11.4 to Form 20-F filed on August 1, 2022.

88

(b) EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

11.5	Insider Trading Policy – Incorporated herein by reference to Exhibit 11.5 to Form 20-F filed on August 14, 2024

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of CBIZ CPAs P.C.es

15.2*	Consent of Marcum LLP.

97.1	Incentive Compensation Recovery Policy – Incorporated herein by reference to Exhibit 97.1 to Form 20-F filed on August 14, 2024.

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2024 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	XBRL Instance Document.

101.SCH*	XBRL Taxonomy Extension Schema Document.

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

_________________

* Filed herewith

◊  Schedules have been omitted pursuant to the Instructions to Exhibits of Form 20-F. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

+ Portions of this exhibit have been omitted pursuant to Instruction 4(a)(ii) to Exhibits of Form 20-F.

89

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED at Tortola, British Virgin Islands, this 25th day of July, 2025

PORTAGE BIOTECH INC.

By:	/s/ Alexander Pickett
Title:	Director and Chief Executive Officer

By:	/s/ Andrea Park
Title:	Chief Financial Officer

90