Form 20-F
period 2026-03-31
Alpha Compute Corp
filed 2026-07-16
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ______________ to ______________

Commission File Number: 001-40086

Alpha Compute Corp

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649

Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Wes Levitt

c/o Alpha Compute Corp

(302) 219-5556

1111B S Governors Ave STE 25907

Dover, Delaware 19904

w@alphacompute.ai

(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value	ALP	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock (ordinary shares) as of the close of the period covered by the annual report. Ordinary shares without par value – 23,470,877 as at March 31, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of the "large accelerated filer,” “accelerated filer," and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (this “Annual Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact are forward-looking statements. These statements include, without limitation, statements regarding our business strategy, plans and objectives of management for future operations. Forward-looking statements are generally identified by the use of words such as “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “should,” “could,” “targets,” “projects,” “predicts,” “plans,” “potential,” or “continue,” or similar expressions or variations on such expressions, although not all forward-looking statements contain these identifying words. These statements are based on our current expectations and assumptions and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated by these forward-looking statements include, among others:

•	our future financial and operating results, including revenues, profitability, expenses, cash flows and liquidity;

•	our ability to execute our growth, expansion and acquisition strategies and our ability to achieve our business objectives;

•	current and future economic and geopolitical conditions;

•	our ability to secure additional financing when needed and on acceptable terms;

•	changes in laws, regulations and governmental policies applicable to our business;

•	risks associated with the deployment, operation and maintenance of graphics processing units (“GPUs”) infrastructure;

•	demand for AI compute services and the competitive landscape in which we operate;

•	customer concentration and dependence on a limited number of counterparties;

•	rapid technological developments that could render our GPU assets or infrastructure less competitive or obsolete;

•	risks associated with our investment in TON and other digital assets, including price volatility and regulatory developments;

•	risks associated with our legacy immune-oncology business and any future development activities;

•	our ability to hire and retain qualified management personnel and key employees;

•	risks related to Telegram’s platform and ecosystem;

•	our ability to fully realize the anticipated benefits of our recent financing transactions;

•	our ability to service and repay our debt obligations;

•	risks from specific restrictions on our operations from our credit facility and other commercial agreements; and

•	the other risks and uncertainties described under “Item 3. Key Information—Risk Factors” and elsewhere in this Annual Report.

Historically, our business focused on pharmaceutical development, which is subject to the risks inherent in the biotechnology industry. Although we have shifted our primary business focus, if we resume clinical development activities, such activities would be subject to the risks associated with pharmaceutical development. We do not anticipate directly engaging in the commercialization of any product candidates that may be developed.

The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unless the context indicates otherwise, references in this Annual Report to “Alpha Compute Corp,” “Alpha Compute,” “the Company,” “our Company,” “we,” “us” or “our” refer to Alpha Compute Corp and its subsidiaries.

FOREIGN PRIVATE ISSUER STATUS AND REPORTING CURRENCY

Foreign Private Issuer Status

Alpha Compute Corp is a British Virgin Islands (“BVI”) business company continued under the laws of the BVI pursuant to a Certificate of Continuance issued by the Registrar of Corporate Affairs of the BVI on July 5, 2013. As of the applicable determination date, more than 50% of our outstanding ordinary shares were held by non-United States residents.   As a result, we qualify as a “foreign private issuer” as defined under Rule 3b-4 of the Exchange Act and may use this form as a registration statement under Section 12 of the Exchange Act or as an annual report filed under Section 13(a) or 15(d) of the Exchange Act.

Currency

The financial information presented in this Annual Report is expressed in U.S. (“US$” or “$”), except where otherwise indicated, and the financial data in this Annual Report is presented in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee.

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

(A) SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected operations data for each of the three fiscal years ended March 31, 2026, 2025, and 2024, and the consolidated balance sheet data as of March 31, 2026 and 2025 have been derived from our audited consolidated financial statements appearing elsewhere in this Annual Report. The selected operations data for the years ended March 31, 2023 and 2022 and the consolidated balance sheet data as of March 31, 2024, 2023, and 2022 have been derived from our audited consolidated financial statements for those periods, which are not included in this Annual Report.

SUMMARY OF FINANCIAL INFORMATION IN THE COMPANY’S FINANCIAL STATEMENTS

Operating Data (U.S. Dollars in thousands, except per share amounts)

	Years ended March 31,
	2026	2025	2024	2023	2022
Net loss before non-controlling interests	$(38,627)	$(6,778)	$(75,382)	$(104,666)	$(19,169)
Net loss attributable to owners of the Company	$(38,626)	$(6,767)	$(75,339)	$(104,611)	$(16,870)
Comprehensive loss	$(38,627)	$(6,778)	$(75,420)	$(109,949)	$(19,169)
Comprehensive loss attributable to the owners of the Company	$(38,626)	$(6,767)	$(75,377)	$(109,894)	$(16,870)
Working capital	$(8,738)	$1,125	$4,816	$11,811	$24,049
Total assets	$19,530	$2,225	$7,779	$99,129	$194,662
Capital stock	$266,053	$221,800	$219,499	$218,782	$158,324
Warrant liability	$192	$1,952	$1,564	$0	$33
Share option reserves	$25,275	$23,530	$23,841	$21,204	$16,928
Equity attributable to owners of the Company	$7,229	$(123)	$4,022	$76,045	$121,205
Weighted average number of shares outstanding - Basic (2)	9,248	1,183	968	806	653
Weighted average number of shares outstanding - Diluted (1)(2)	9,248	1,183	968	806	653
Net loss per share - Basic (2)	$(4.18)	$(5.72)	$(77.83)	$(129.79)	$(25.83)
Net loss per share - Diluted (1)(2)	$(4.18)	$(5.72)	$(77.83)	$(129.79)	$(25.83)

1.	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive, and, therefore, basic and diluted loss per share are the same for the fiscal years presented.

2.	The shares and per share data information have been adjusted to reflect the 1-for-20 reverse share split of the ordinary shares effective August 15, 2024.

The Company has not declared or paid any dividends in any of the reporting periods presented herein.

Exchange Rates

Certain of our subsidiaries conduct operations and enter into transactions in Canadian dollars (CDN$), British pound sterling (£) (“GBP”), European Union (“EU”) euros (€), and Swiss francs (₣) (“CHF”). Exchange rate information included in this Annual Report has been derived from publicly available sources, including the Bank of Canada and the Bank of England.

On July 13, 2026, the exchange rates for the conversion of one U.S. dollar into Canadian dollars, British pound sterling, euros and Swiss francs were approximately  CDN$1.42, £0.75, €0.87, and ₣0.81, respectively.

The following table sets forth the high and low exchange rates for each of the Canadian dollar, British pound sterling, euro, and Swiss franc for one U.S. dollar for each of the last six months of the fiscal year.

Year ended March 31, 2026	October	November	December	January	February	March
Canadian Dollar
High	1.41	1.41	1.40	1.39	1.37	1.40
Low	1.39	1.39	1.36	1.35	1.35	1.35
British Pounds
High	0.74	0.75	0.74	0.72	0.73	0.74
Low	0.87	0.87	0.86	0.86	0.85	0.88
EU Euros
High	0.85	0.86	0.85	0.83	0.84	0.85
Low	0.87	0.87	0.86	0.86	0.85	0.88
Swiss Francs
High	0.79	0.79	0.79	0.76	0.76	0.77
Low	0.81	0.81	0.81	0.80	0.78	0.80

The following table sets forth the average exchange rates for each of the Canadian dollar, British pound sterling, euro, and Swiss franc for one U.S. dollar for the five most recent financial years.

Years ended March 31,	2026	2025	2024	2023	2022
Average for the Fiscal Year
Canadian Dollar	1.38	1.39	1.35	1.32	1.25
British Pounds	0.75	0.78	0.8	0.83	0.73
EU Euros	0.86	0.93	0.92	0.96	0.86
Swiss Francs	0.80	0.89	0.89	0.95	0.92

We operate in various jurisdictions and are subject to exchange rates for the Canadian dollar, British pound sterling, the euro, and Swiss francs. Our exposure to foreign currency risk primarily relates to certain monetary assets and liabilities denominated in foreign currencies, as well as accounts payable other obligations arising from transactions settled in foreign currencies. Although exchange rates have fluctuated from period to period, foreign currency movements have not historically had a material effect on our consolidated financial statements.

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D) RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this Annual Report, before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are not presently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

This Annual Report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in such forward-looking statements as a result of various factors, including the risks and uncertainties described below and elsewhere in this Annual Report.

Risks Related to Our Business

Our independent registered public accounting firm’s report on our consolidated financial statements includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm’s report on our consolidated financial statements includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

The existence of substantial doubt regarding our ability to continue as a going concern could adversely affect our ability to obtain additional financing, maintain relationships with customers, suppliers and other counterparties, attract and retain employees and maintain confidence in our business. In addition, investors may view the existence of a going concern qualification as an indication that we may be unable to continue operations, which could adversely affect the market price of our ordinary shares.

Although management has developed plans intended to address our liquidity needs and support our operations, there can be no assurance that such plans will be successful. If we are unable to continue as a going concern, holders of our ordinary shares could suffer a complete loss of their investment.

We may need to raise additional capital to fund our operations, and we may not be able to obtain sufficient capital on acceptable terms or at all.

Historically, we have funded our operations primarily using the proceeds from the sale of our equity securities and, to a lesser extent, debt securities. As of March 31, 2026, we had a significant accumulated deficit and equity deficit attributable to owners, as reflected on our consolidated balance sheet. In addition, a significant amount of our most recent fundings have been from related parties, none of whom have any obligation to further fund the company. We expect that we will need to raise substantial additional capital from time to time, including in the near term, to support our operations and execute our business strategy. There can be no assurance that additional financing will be available when needed, in sufficient amounts, or on terms acceptable to us, if at all. If we are unable to obtain adequate financing, we may be required to delay, reduce or discontinue certain aspects of our operations, scale back our growth plans, dispose of assets, seek strategic alternatives, or otherwise take actions that could materially and adversely affect our business, financial condition, results of operations and prospects. In addition, any future equity financing may be dilutive to existing shareholders, while debt financing, if available, could impose restrictive covenants and increase our debt service obligations.

We have a history of operating losses and may never achieve profitability in the future.

Historically, we have generated only a limited amount of business income. To date we have generated limited revenues, and it is currently not likely that we will generate significant revenues in the near future. Our ability to generate revenue in the future or achieve profitable operations is largely dependent upon our ability to attract and maintain experienced management and successful execution of our digital asset and compute strategies. We expect to continue to incur substantial costs in connection with our AI computing infrastructure build-out, GPU procurement, data center operations, and general corporate activities. We may never generate sufficient revenue to offset these costs and achieve profitability. Even if we achieve profitability in any given period, we may not be able to sustain it in subsequent periods. If we fail to achieve or sustain profitability, the market price of our securities may decline.

Our success depends on our ability to attract, motivate, and retain executive officers and other key employees, and the loss of key personnel or an inability to hire qualified employees could harm our business.

Our future success depends substantially on the continued service and performance of our executive officers and other key employees, including personnel with specialized expertise in [e.g., infrastructure, AI/ML systems, digital assets, or other relevant technical domains]. Competition for such personnel is intense, particularly in [geographic/industry markets], and we compete with larger, more established companies that may be able to offer greater compensation, equity, and career advancement opportunities. The loss of one or more of our executive officers or key employees, or our inability to attract and retain qualified replacements, could disrupt our operations, delay execution of our business strategy, and adversely affect our business, financial condition, and results of operations. We do not maintain key person life insurance on our executive officers [revise if untrue]. In addition, our ability to retain employees may be affected by factors outside our control, including volatility in our stock price or the value of our equity awards, industry-wide compensation trends, and broader labor market conditions.

Risks Related to Our AI Infrastructure Strategy

Our business model depends on the successful deployment and utilization of GPUs in third-party data centers, which exposes us to operational, contractual and technology risks.

Our business model involves deploying high-performance GPUs in third-party data centers to process artificial intelligence (“AI”) compute workloads. Our ability to generate revenue depends on the timely delivery, installation, configuration, and ongoing operation of these GPUs in facilities that we do not own or control. Our deployment timelines may be affected by constraints affecting AI infrastructure generally, including shortages or delays in the availability of GPUs, servers, high-bandwidth memory, networking equipment, transformers, switchgear, liquid cooling systems, fiber infrastructure and other long-lead-time components. Any delay, disruption, or failure in deployment could materially and adversely affect our ability to generate revenue.

In addition, this strategy subjects us to risks that are outside our direct control, including data center operator performance, power availability, cooling capacity, physical security, network connectivity, and compliance with service-level commitments. We generally do not own the data center facilities in which our hardware operates, and we rely on contractual arrangements that may be subject to termination, renegotiation, or unfavorable renewal terms. Any disruption in data center services, failure to scale capacity in line with demand, or inability to secure favorable data center arrangements could materially and adversely affect our business, financial condition, and results of operations.

Our revenue depends on demand for AI compute services, which may fluctuate or decline.

Our business depends on sustained demand for AI computing services, including GPU-accelerated training and inference workloads. The market for AI compute is evolving rapidly and demand may fluctuate due to changes in AI model architectures, algorithmic efficiency improvements that reduce compute requirements, customer budget constraints, macroeconomic conditions, regulatory developments, or shifts in customer preferences toward more compute-efficient algorithms. If demand for AI compute does not grow at the rate we anticipate, or if customers reduce their consumption of our services, our revenue, utilization rates, and financial performance could be materially and adversely affected.

We depend on a limited number of customers or workloads. and the loss of any significant customer or a reduction in demand from our largest customers could materially harm our business.

A significant portion of our revenue is derived from a limited number of customers. If any of these customers terminates its agreement with us, significantly reduces its usage of our services, or fails to renew on comparable terms, our revenue could decline materially. In addition, our customer base may be concentrated in certain industries or workloads, making us vulnerable to sector-specific downturns or shifts in technology priorities. We may also face pricing pressure from large customers with significant negotiating leverage. The loss of, non-renewal, or significant reduction business from any key customer could materially and adversely affect our business, financial condition and results of operations.

Our business requires significant capital expenditures for GPU procurement and infrastructure, and we may not achieve expected returns on invested capital.

Our business model requires substantial upfront capital expenditures to purchase GPUs and related equipment and to deploy such hardware in data centers. These expenditures must often be made well in advance of generating corresponding revenue and may require us to commit capital based on anticipated customer demand and expected utilization levels. We may finance these investments through equity issuances, debt financings, leases, vendor financing or other financing arrangements. The markets for financing AI infrastructure and GPU fleets are evolving rapidly, and financing may become unavailable, more costly or subject to restrictive covenants, collateral requirements or other terms that could limit our operational and financial flexibility.

If customer demand does not develop as anticipated, if we experience delays in procuring, deploying or commissioning hardware, or if utilization rates are lower than expected, we may be unable to generate sufficient revenue to achieve acceptable returns on our capital investments. In addition, GPU and related hardware prices may increase as a result of supply constraints, export controls, tariffs, geopolitical developments, technological transitions or increased competition for limited supply, which could increase our capital requirements and adversely affect our returns. Rapid advancements in AI hardware and architecture may also shorten the useful life of our existing equipment or render certain assets less competitive or obsolete more quickly than expected, requiring additional capital expenditures or resulting in impairment charges. Any of these factors could adversely affect our business, financial condition, results of operations and cash flows.

Rapid technological change may render our GPU assets obsolete and require us to make significant additional investments to remain competitive.

The AI hardware market evolves rapidly. Newer, more powerful, or more energy-efficient GPUs or alternative compute architectures (including ASICs, TPUs, custom accelerators and inference-optimized chips) may be introduced that significantly outperform the hardware we deploy or materially reduce demand for our existing GPU assets. Changes in model architectures, software optimization, memory requirements, interconnect technologies, liquid cooling requirements, rack density or customer workload requirements may also reduce the competitiveness or useful life of our deployed assets. If our GPUs become technologically obsolete or less competitive, we may be required to incur substantial capital expenditures to upgrade or replace them sooner than anticipated, accept lower pricing or utilization or recognize impairment charges, any of which could negatively impact our financial condition.

We depend on third-party data centers, cloud infrastructure, and hardware vendors, and any failure or disruption in their services could materially affect our business.

Our operations depend on third-party data center operators, network providers, cloud services, and hardware vendors. We do not control the physical infrastructure in which much of our computing hardware is deployed. If a data center operator experiences facility outages, power failures, network disruptions, natural disasters, security breaches, or financial distress, our services could be interrupted, and we may be unable to meet customer obligations. We may have limited redundancy or disaster recovery capabilities for certain deployments.

We rely on a limited number of hardware vendors, including NVIDIA, for our GPU and accelerator supply. Sole-source or limited-source dependencies expose us to risks of supply shortages, price increases, delayed deliveries, or changes in vendor terms and conditions. If any critical vendor discontinues a product line, experiences manufacturing issues, or restricts access to its hardware, we may face significant delays or cost increases in scaling our infrastructure, which could materially harm our business and financial results.

Our operations outside the United States, including GPU infrastructure deployments in Canada and planned deployments in Sweden, subject us to additional legal, regulatory, economic, and operational risks.

We currently deploy computing infrastructure in Canada, and we plan to expand deployments into Sweden and other foreign countries. Operating infrastructure outside the United States exposes us to a variety of risks that could adversely affect our business, including:

-	compliance with local laws and regulations, including data protection and privacy laws (such as the EU General Data Protection Regulation as applicable to our Sweden deployment), import/export controls, tax regimes, and labor and employment laws that differ from those in the United States;
-	fluctuations in foreign currency exchange rates, including the Canadian dollar and the Swedish krona relative to the U.S. dollar, which could increase our costs or reduce the value of our foreign assets and revenues;
-	reliance on local utility infrastructure, including electricity availability, pricing, and grid stability, which may affect the cost and reliability of operating power-intensive GPU infrastructure;
-	potential export control or sanctions restrictions applicable to the transfer of advanced computing hardware across borders, which could delay or restrict our ability to deploy or service infrastructure internationally;
-	political, economic, or regulatory instability, changes in trade policy, or geopolitical developments affecting Canada, Sweden, or the broader EU/EEA regulatory environment;
-	difficulty enforcing contracts, protecting intellectual property, or resolving disputes in foreign jurisdictions; and
-	the need to comply with local data residency or sovereignty requirements that could affect how we architect or operate our infrastructure.

As we expand our international footprint, these risks may increase in scope and complexity, and our management team's limited experience operating in certain foreign jurisdictions may impair our ability to manage these risks effectively.

Semiconductor supply chain constraints and export controls may limit our ability to procure GPUs and other critical hardware, disrupt our operations, or increase our costs.

Our business depends on the availability of advanced GPUs, high-bandwidth memory, networking components, and related semiconductor hardware, substantially all of which are manufactured by a limited number of suppliers. The global semiconductor supply chain is subject to capacity constraints, extended lead times, geopolitical disruptions, natural disasters, and concentration risk in advanced fabrication and packaging facilities. If our suppliers are unable to meet our demand, or if supply chain disruptions cause delays or cost increases, our ability to deploy and expand AI computing capacity could be materially impaired.

In addition, GPUs and AI-related semiconductors are increasingly subject to export control restrictions imposed by the United States and other governments. These controls may limit our ability to procure certain hardware, restrict the jurisdictions in which we can deploy or offer services, or require us to obtain export licenses that may be delayed or denied. Export controls may also encourage customers outside restricted regions to design out U.S.-origin semiconductors to reduce their own compliance burden, may increase investment by foreign governments in competing semiconductor ecosystems, and may disrupt supply chains and distribution channels. Any tightening or expansion of export controls could materially affect our hardware procurement strategy, competitive position, and financial results.

Our AI computing operations require substantial energy, power, and cooling resources, and environmental, permitting, or energy availability constraints could limit our growth.

AI computing workloads, particularly GPU-intensive training and inference operations, consume substantial amounts of electricity and generate significant heat requiring advanced cooling systems. Securing adequate and reliable power supply at reasonable cost is a critical factor in our operations. Power availability at data center locations is increasingly constrained due to competing demand from other AI companies, cryptocurrency operations, and general electrification trends. Permitting delays, grid capacity limitations, or increases in energy costs could constrain our ability to expand or operate our infrastructure.

Growing public and regulatory attention to the environmental impact of data centers, including carbon emissions, water consumption for cooling, and electronic waste, may result in new regulations, reporting requirements, or taxes that increase our operating costs. If we are unable to secure adequate energy supply at acceptable costs, or if environmental regulations restrict our operations or expansion plans, our business growth and financial results could be materially and adversely affected.

We face intense competition from hyperscalers and large technology companies that have substantially greater resources and may be our customers, suppliers, or partners.

The AI computing market is highly competitive. We compete with hyperscale cloud providers such as Amazon Web Services, Microsoft Azure, and Google Cloud, as well as other large technology companies that offer AI computing services. Many of these competitors have substantially greater financial, technical, and operational resources, established customer relationships, brand recognition, and access to proprietary hardware and software. Some hyperscalers design and manufacture their own AI accelerators, giving them potential cost and performance advantages.

In addition, some of our competitors may simultaneously be our customers, suppliers, or partners, creating complex commercial relationships and potential conflicts of interest. Hyperscalers and large cloud providers benefit from large fixed-cost economies of scale in data center operations, power procurement, and hardware purchasing that may be difficult for us to replicate. If we cannot differentiate our offerings, maintain competitive pricing, or provide specialized services that larger competitors do not, we may lose customers or fail to grow our market share, which could materially and adversely affect our business and results of operations.

We are subject to evolving and increasingly complex AI regulations and legal frameworks that could increase our compliance costs, limit our operations, or expose us to liability.

Governments worldwide are enacting or proposing legislation and regulations specifically targeting AI. The European Union AI Act, which entered into force on August 1, 2024, will become generally fully applicable on August 2, 2026, with certain obligations relating to prohibited AI practices and AI literacy already effective as of February 2, 2025. The United States has issued executive orders on AI safety and security, and various U.S. federal agencies and state legislatures are developing rules applicable to AI systems. Other jurisdictions, including the United Kingdom, China, and Canada, are pursuing their own regulatory approaches.

These regulations may classify certain AI systems or computing services we provide as high-risk, impose transparency and documentation requirements, mandate risk assessments, or require human oversight mechanisms. Compliance with multiple and potentially inconsistent regulatory frameworks across jurisdictions may be costly, administratively burdensome, and technically challenging. Failure to comply with applicable AI regulations could result in fines, enforcement actions, service restrictions, reputational harm, or litigation. Additionally, regulatory uncertainty may deter customers from adopting AI computing services or delay their deployment decisions, which could adversely affect our revenue growth.

Data privacy, cybersecurity threats, and security vulnerabilities in our AI computing infrastructure could expose us to liability, regulatory action, or reputational harm.

We process, store, and transmit customer data in connection with our AI computing services, including potentially sensitive training data, model parameters, and inference outputs. We are subject to various data protection and privacy laws, including the General Data Protection Regulation in the European Union, the California Consumer Privacy Act, and similar laws in other jurisdictions. These laws impose requirements on data handling, breach notification, cross-border data transfers, and individual rights.

Our AI computing infrastructure faces cybersecurity threats that are increasing in frequency, sophistication, and severity, including AI-enabled phishing attacks, prompt injection, data extraction, model inversion attacks, adversarial manipulation of AI systems, malicious models introduced through supply-chain vulnerabilities, ransomware, and unauthorized access to customer workloads. A cybersecurity incident affecting our infrastructure could disrupt operations, compromise customer data or proprietary models, result in regulatory investigations and fines, trigger contractual liability, and damage our reputation. We rely on third-party software, cloud services, and data center operators whose own security vulnerabilities could affect us. Despite our security measures, no system is impenetrable, and we cannot guarantee that our defenses will prevent all breaches or attacks.

We are subject to various operational risks associated with our TON and other digital asset positions.

We hold significant positions in TON and may acquire additional digital assets in the future. As a result, our business, financial condition and results of operations are exposed to risks associated with concentrated holdings of digital assets, including market risk, liquidity risk, technological risk and regulatory risk. Investing in digital assets is highly speculative and has historically experienced extreme price volatile.

The market value of our digital assets has fluctuated significantly in the past and may continue to fluctuate substantially in the future. The value of TON and other digital assets may decline rapidly and without warning as a result of changes in market sentiment, speculative trading activity, macroeconomic conditions, interest rates, technological developments, cybersecurity incidents, regulatory actions, changes in the perceived utility or adoption of particular digital assets, failures of exchanges, custodians or other market participants and other factors that are beyond our control. A substantial decline in the value of our digital assets could materially and adversely affect our financial condition, results of operations and the market price of our ordinary shares.

A substantial portion of our TON holdings is subject to vesting restrictions and cannot be sold, which limits our liquidity and our ability to respond to price volatility. Tokens subject to these restrictions cannot be sold, transferred, or otherwise monetized until they vest, regardless of changes in market price or our liquidity needs. As a result:

•	we are unable to sell restricted TON to raise cash, even if we determine that doing so would be in our best interest or if we face unanticipated liquidity needs;
•	we are unable to reduce our exposure to TON price declines during the vesting period, and declines in value during this period may result in losses that we cannot mitigate through sale;
•	the illiquidity of these holdings may cause the value at which they are carried on our balance sheet to differ materially from the price we would realize in an actual sale, even after restrictions lapse, due to factors such as market depth and timing of any sale; and
•	our restricted TON should not be considered a source of near-term liquidity in evaluating our financial condition or capital resources.

Because the value of our digital assets is reflected in our financial statements, fluctuations in the fair value of such assets may cause significant volatility in our reported earnings and financial condition and may make period-to-period comparisons less meaningful. As a result, our historical financial results may not be indicative of future performance, and investors may have difficulty evaluating our business and prospects.

Our digital assets are subject to risks associated with custody and cybersecurity. Cybersecurity incidents, including hacking, phishing, malware, insider misconduct and other malicious attacks, could result in the loss, theft or misappropriation of our digital assets. If we, our custodians or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our private keys, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we could lose some or all of our digital assets. Digital asset transactions are generally irreversible, and any stolen or improperly transferred digital assets may be unrecoverable.. In addition, there can be no assurance that our custodians will maintain adequate insurance coverage or that any available insurance will fully cover losses relating to our digital assets.

Holders of our ordinary shares do not have any direct ownership interest in, or specific rights to, any of our digital assets. In the event of our insolvency or liquidation, our assets, including our digital assets, may be insufficient to satisfy claims of shareholders.

The regulatory classification and treatment of our digital asset holdings is uncertain and evolving, and we could be subject to investment company regulation

Digital assets are subject to an evolving and uncertain regulatory landscape. The U.S. Securities and Exchange Commission, the Commodity Futures Trading Commission, and other regulators have asserted, or may in the future assert, jurisdiction over certain digital assets, and the classification of specific digital assets as securities, commodities, or other regulated instruments remains unsettled. Changes in regulatory classification could subject us to new registration, disclosure, or compliance requirements, restrict our ability to hold or transact in certain digital assets, or expose us to enforcement actions.

If our digital asset holdings are deemed to constitute a significant portion of our total assets, or if the nature of our digital asset activities is determined to constitute an investment company under the Investment Company Act of 1940, we could be required to register as an investment company, which would impose substantial operational restrictions and compliance costs. We structure our operations to avoid investment company status, but there can be no assurance that we will not be required to register or that regulatory interpretations will not change in a manner adverse to us.

We may make early-stage investments in cryptocurrency and blockchain-related ventures, which are highly speculative and could result in substantial or complete losses.

We may make early-stage investments in cryptocurrency, blockchain, and digital asset-related businesses and projects. Such investments are inherently speculative and involve a high degree of risk. In many cases, these investments may entitle us to receive digital assets over time, including through vesting arrangements lock-up periods, staking mechanisms or other contractual restrictions that may limit our ability to sell or otherwise monetize such assets when we deem appropriate. As a result, we may be unable to dispose of these investments during periods of market volatility or declining asset values.

Early-stage digital asset and blockchain ventures often have limited operating histories, unproven business models, incomplete technologies, evolving governance structures and management teams with limited experience in building or operating successful businesses. Many such projects may fail to achieve technological milestones, user adoption, commercial viability or sufficient network effects. In addition, these investments are frequently illiquid, and there may be little or no active trading market for the associated tokens or other interests, which could limit our ability to realize value from our investments.

The valuation of early-stage investments and related digital assets is inherently uncertain and may be highly subjective. Such valuations may be adversely affected by changes in market conditions, technological developments, competitive pressures, cybersecurity incidents, the failure of a project or network, adverse publicity, regulatory developments or changes in the legal treatment of digital assets, including determinations that certain tokens constitute securities or are otherwise subject to additional regulatory requirements. In addition, vesting schedules or concentrated token unlock events may create significant selling pressure that negatively impacts the value of our investments.

Because of the speculative nature of these investments, we may experience substantial declines in value or lose the entirety of amounts invested. Any such losses could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Ownership of Our Shares

We may not be able to maintain compliance with the continued listing requirements of The Nasdaq Capital Market and delisting could materially and adversely affect the liquidity and market price of our securities.

Our ordinary shares are listed on The Nasdaq Capital Market and we are therefore subject to its continued listing requirements, including, among others, a minimum bid price of $1.00 per share and a minimum shareholders’ equity requirement of $2.5 million. If we fail to satisfy one or more of the continued listing requirements, we may be delisted from The Nasdaq Capital Market.

On March 2, 2026, we received a deficiency letter from the Nasdaq Listing Qualifications Department notifying us that because the closing bid price for our ordinary shares was below $1.00 per share for the last 30 consecutive business days, we did not meet the $1.00 per share minimum bid price requirement for continued inclusion on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have an initial compliance period until August 31, 2026, during which we must achieve a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days to regain compliance. If we do not regain compliance by August 31, 2026, we may be eligible for an additional 180 calendar day period to regain compliance. To qualify, we must meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of The Nasdaq Capital Market, with the exception of the bid price requirement.

As of March 31, 2026, our shareholders’ equity was approximately $6.5 million, which exceeds the $2.5 million threshold. However, there can be no assurance that we will maintain this level of shareholders’ equity in future periods. If we fail to satisfy any of Nasdaq’s continued listing requirements and are unable to regain compliance within the applicable cure periods, our ordinary shares could be delisted. Such a delisting would likely reduce the liquidity and market price of our securities, limit our ability to raise capital, and make it more difficult for our shareholders to sell their shares.

The issuance of additional ordinary shares, including upon the exercise of our outstanding equity awards and warrants, will dilute the ownership interest of our existing shareholders and increase the number of ordinary shares eligible for future resale.

As of March 31, 2026, we had 5,410 vested restricted share units outstanding, which are subject to certain restrictions, and 2,246,507 share options outstanding. The exercise or settlement of these equity awards, as well as the exercise of outstanding warrants and other convertible or equity-linked securities, would result in the issuance of additional ordinary shares, which would dilute existing shareholders’ ownership interests and may adversely affect the market price of our ordinary shares.

During the year ended March 31, 2026 (“Fiscal 2026”), we issued we issued and sold significant amounts of equity securities through private placements, at-the-market offerings and registered direct offerings, and issued shares in connection with warrant exercises and strategic investments. We also issued shares in connection with other transactions that were subsequently returned to us as treasury shares following the exercise of contractual rights by certain investors. These issuances have increased, and may continue to increase, the number of ordinary shares outstanding and the amount of freely tradable shares in the public market, which could contribute to ongoing selling pressure on our ordinary shares.

We expect to continue to require significant capital to fund our operations, investments and growth strategy, and we may seek to raise additional capital through the issuance of equity or equity-linked securities on an ongoing basis. We are not subject to any contractual restriction or limitation on the amount of equity or equity-linked securities we may issue, and such issuances may occur at any time, in varying amounts, and at prices that may be below the then-prevailing market price of our ordinary shares. As a result, existing shareholders may experience immediate and substantial dilution from future issuances.

Any future issuances of equity or equity-linked securities, including upon the exercise of outstanding awards or securities, could further dilute existing shareholders and increase the supply of ordinary shares available for resale in the public market. The perception that additional issuances may occur, particularly in connection with ongoing financing needs or market volatility, could also adversely affect the trading price of our ordinary shares, regardless of whether such issuances actually occur.

As a foreign private issuer, we are exempt from certain U.S. securities regulations applicable to domestic issuers, which may limit the information available to our shareholders and provide fewer protections than are available to shareholders of U.S. domestic reporting companies.

We are a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of U.S. securities law applicable to domestic issuers, including the requirement to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, the proxy solicitation rules under the Exchange Act and certain requirements of Regulation FD concerning selective disclosure. As a result, our shareholders may not receive the same type or frequency of information and may not benefit from the same protections that are available to shareholders of U.S. domestic reporting companies. Accordingly, there may be less publicly available information concerning us than there is for U.S. domestic issuers listed on U.S. exchanges. If we cease to qualify as a foreign private issuer, whether by operation of law or otherwise, we would become subject to the reporting and other requirements applicable to U.S. domestic issuers., Among other things, we would be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, comply with the U.S. proxy rules and Regulation FD and satisfy various additional disclosure, governance and reporting requirements applicable to domestic issuers. Compliance with these additional requirements would increase our legal, accounting, administrative and other compliance costs and could divert management's attention from the operation of our business.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.

A non-U.S. corporation generally will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either (i) at least 75% of our gross income is passive income or (ii) at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, passive income includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Our PFIC status depends on the composition and value of our assets and the nature of our income, which may vary from year to year and may be affected by fluctuations in the value of our digital asset holdings and investment activities. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year. We believe that we were a PFIC for our fiscal year ended March 31, 2018 and March 31, 2025.

If we are classified as a PFIC for any taxable year during which a U.S. shareholder owns our ordinary shares, such U.S. holder may be subject to adverse U.S. federal income tax consequences. These consequences may include the imposition of additional taxes and interest charges on certain distributions and gains realized on a sale, exchange or other disposition of our ordinary shares, as well as certain reporting obligations. In certain circumstances, these adverse consequences may apply even if we cease to be classified as a PFIC in a subsequent taxable year.

Certain elections, including a mark-to-market election or a qualified electing fund (“QEF”) election, may be available to mitigate some of the adverse U.S. federal income tax consequences associated with PFIC status. However, such elections are subject to various requirements and limitations, may not be available to all U.S. holders and may require information that we are not obligated to provide.. We made the information available for the fiscal years 2018 and 2019 to those shareholders who requested it and may make this information available for our fiscal years 2021, 2022, 2023, 2024, 2025, and 2026, if requested. Although we have made information available in prior years to facilitate QEF elections and may do so in the future, we are under no obligation to provide such information.

Prospective and current U.S. holders are strongly urged to consult their own tax advisors about the application of the PFIC rules and the consequences of acquiring, holding and disposing of our ordinary shares.

U.S. shareholders may not be able to enforce civil liabilities against us, our directors and executive officers.

We are a company incorporated under the laws of the British Virgin Islands. Many of our directors and executive officers are non-residents of the United States. Because a substantial portion of their assets and currently most of our assets are located outside the United States, it may be difficult for U.S. investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act (Revised Edition 2020, as amended) (the “BVI Act”), and the common law of the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands may differ from, and may be less favorable than, those applicable to companies incorporated in the United States.

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

We have been advised by counsel as to British Virgin Islands law, that: (i) they are unaware of any proceedings that have been brought in the British Virgin Islands to enforce judgments of the U.S. courts or to impose liabilities based on the civil liability provisions of the U.S. federal or state securities laws; (ii) a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the British Virgin Islands under the common law doctrine of obligation; and (iii) because it is uncertain whether a British Virgin Islands court would determine that a judgment of a U.S. court based on the civil liability provisions of the U.S. federal or state securities laws is in the nature of a penalty, it is uncertain whether such a liability judgment would be enforceable in the British Virgin Islands.

Accordingly, U.S. investors may have more difficulty protecting their interests through actions against us, our directors or our executive officers than would shareholders of a corporation incorporated in the United States.

As a foreign private issuer, we are permitted to rely on certain home country governance practices in lieu of certain Nasdaq governance requirements applicable to U.S. domestic issuers, which may provide less protection to our shareholders.

We are a foreign private issuer, and in accordance with Nasdaq Listing Rule 5615(a)(3), we are permitted to follow certain corporate governance of the British Virgin Islands in lieu of certain Nasdaq corporate governance requirements applicable to U.S. domestic companies. Accordingly, we may rely on exemptions from certain Nasdaq rules relating to, among other things, board and committee independence requirements, quorum requirements, shareholder approval requirements for certain issuances of securities, equity compensation plans and change of control transactions, and the requirement to hold annual meetings of shareholders. As a result, our shareholders may not be afforded the same protections as shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

In particular, we are not required to have a majority of our board of directors consist of independent directors or that our board committees consist of entirely independent directors. Our board of directors and board committees, therefore, may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we will not be subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors must regularly have scheduled meetings at which only independent directors are present.

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

If we cease to qualify as a foreign private issuer, we would be required to fully comply with Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers, which could increase our legal, accounting and administrative costs, require changes to the composition of our board and committees, and make it more difficult and time-consuming to raise capital or engage in certain transactions.

We may lose our foreign private issuer status in the future, which could cause us to incur significant legal, accounting and other expenses and subject us to additional regulatory requirements.

We are a foreign private issuer under the rules of the Exchange Act. Our foreign private issuer status is determined annually and depends on a number of factors, including the geographic distribution of our shareholders, the location of our assets and the residence or citizenship of our directors and executive officers. Accordingly, there can be no assurance that we will continue to qualify as a foreign private issuer in the future.

If we cease to qualify as a foreign private issuer, we would become subject to the reporting and other requirements applicable to U.S. domestic issuers. Among other things, we would be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and comply with additional SEC and Nasdaq corporate governance requirements applicable to domestic issuers. Compliance with these additional requirements would increase our legal, financial and other compliance costs and could require significant attention from management.

In addition, the loss of foreign private issuer status could require changes to the composition and practices of our board of directors and its committees, reduce our flexibility in certain corporate governance and capital-raising matters and make it more difficult and expensive for us to obtain director and officer liability insurance. Increased regulatory requirements and associated costs could also make it more difficult for us to attract and retain qualified members of our board of directors and executive officers. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

Macroeconomic Risks Related to Our Business

Macroeconomic conditions, including the effects of inflation, interest rates, capital market volatility and economic uncertainty, may adversely affect our business, financial condition, and results of operations.

Our business is sensitive to macroeconomic conditions, including inflation, changes in interest rates, geopolitical events, tariffs and trade restrictions, and broader economic uncertainty. Adverse macroeconomic conditions may reduce customer demand for our products and services, delay customer spending decisions and negatively affect the availability and cost of capital.

Inflationary pressures and supply chain disruptions have increased and may continue to increase, the cost of GPUs, servers, networking equipment, data center capacity, electricity, cooling systems, construction, labor, transportation and other inputs necessary to operate and expand our business. In addition, changes in interest rates and tightening credit conditions may increase our borrowing costs and reduce the availability of financing. Because our business requires substantial capital expenditures and ongoing access to financing, any deterioration in capital market conditions could make it more difficult, costly or dilutive for us to obtain the capital necessary to fund our operations, growth initiatives and strategic investments.

Broader economic weakness or uncertainty may also adversely affect the financial condition of our customers, suppliers, service providers, financing counterparties and other business partners. The failure or financial distress of one or more of these parties could disrupt our operations, increase our costs or impair our ability to execute our business strategy.

Any prolonged period of inflation, elevated interest rates, recessionary pressures or other adverse macroeconomic conditions could materially and adversely affect our business, financial condition, results of operations and the market price of our ordinary shares.

Changes to tariffs, trade policies, export controls and sanctions may have an adverse effect on our business, financial condition and results of operations.

Governments around the world, including the United States, have imposed and may continue to impose tariffs, export controls, sanctions and other trade restrictions, and trade relations between the United States and certain foreign countries have become increasingly uncertain. Changes in trade policies or the expansion of existing tariffs, export controls, sanctions or other restrictions could disrupt global supply chains, increase costs and limit the availability of products and services necessary for our operations..

In particular, tariffs, export controls, sanctions and other trade restrictions may increase the cost of, delay the delivery of or limit access to GPUs, servers, networking equipment, power infrastructure, cooling systems and other components critical to the deployment and operation of AI infrastructure. Such measures could also adversely affect the operations of our subsidiaries, suppliers, manufacturers, data center partners, customers and other counterparties, resulting in delays, increased costs, reduced demand or disruptions to our business.

In addition, changes in trade policies or heightened geopolitical tensions could adversely affect global economic conditions and financial markets, resulting in reduced access to capital, lower customer spending and increased volatility in our operating environment. The implementation of new tariffs, export controls, sanctions or other trade restrictions, or the perception that such measures may be adopted, could have a material adverse effect on our business, financial condition and results of operations.

ITEM 4 – INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

We were originally incorporated in Ontario, Canada in 1973. We were inactive until 1985. Between 1986 and 2009, we were engaged in a variety of businesses and went through several name changes ending with Bontan Corporation Inc.

In December 2012, we decided to change the focus of our business activities from oil and gas to biotechnology. On June 4, 2013, we acquired Portage Pharma Ltd., a biotech private limited company formed under the laws of the British Virgin Islands, through an exchange of shares. On July 5, 2013, we changed our name to Portage Biotech Inc. and moved our jurisdiction to the British Virgin Islands under a certificate of continuance issued by the Registrar of Corporate Affairs of the BVI.

On September 4, 2025, in connection with the change in the legal name of the Company to AlphaTON Capital Corp effective on August 11, 2025, the Nasdaq ticker symbol of the Company’s ordinary shares was changed to “ATON.” On April 21, 2026, in connection with the change in the legal name of the Company to Alpha Compute Corp effective on April 14, 2026, the Nasdaq ticker symbol of the Company’s ordinary shares was changed to “ALP.”

We are a BVI business company redomiciled and continued under the BVI Act with our registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110. Our U.S. agent, Portage Development Services Inc. (“PDS”), is located at 1111B S Governors Ave, Ste 25907, Dover, DE 19904. Our telephone number is (302) 219-5556. Our website address is www.alphacompute.ai. The inclusion of our website address is intended to be an inactive textual reference only and not an active hyperlink to our website. Information contained on, or accessible through, our website is not a part of, and is not incorporated by reference into, this annual report. The SEC also maintains an internet website located at www.sec.gov that contains the information we file or furnish electronically with the SEC.

We are a foreign private issuer under the SEC rules. We had also been a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Our ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U.” On February 25, 2021, our ordinary shares began trading on The Nasdaq Capital Market under the symbol “PRTG.” As the principal market for our ordinary shares is Nasdaq, we voluntarily delisted from the CSE on April 23, 2021.

During August 2018, we reached a definitive agreement to acquire 100% of SalvaRx Limited (“SalvaRx”) in exchange for 402,536 of our ordinary shares. The selling shareholders were SalvaRx Group plc (94.2%), James Mellon (2.9%) and Gregory Bailey (2.9%), the latter two persons being directors of our company until the second quarter of Fiscal 2026. The acquisition of SalvaRx was a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As a consequence, MI 61-101 required us to seek the approval of a majority of the disinterested shareholders to make this acquisition. On January 8, 2019, the majority of our minority shareholders approved the SalvaRx acquisition on the terms as set out in the signed definitive agreement. At the same time, the SalvaRx Group plc shareholders approved the definitive agreement, all required regulatory approvals were also obtained. The SalvaRx acquisition was completed on January 8, 2019, and we acquired 100% of the equity of SalvaRx, which has full or partial ownership of four immune-oncology companies that are developing nine product candidates.

On July 1, 2022, we, our wholly owned subsidiary, Portage Merger Sub I, Inc., our wholly owned subsidiary, Portage Merger Sub II, LLC, and Tarus Therapeutics, Inc., a Delaware corporation advancing adenosine receptor antagonists for the treatment of solid tumors, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Under the structure of the Merger Agreement, Tarus Therapeutics, Inc. was ultimately merged into Portage Merger Sub II, LLC, with the surviving entity renamed Tarus Therapeutics, LLC (“Tarus”).

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

On July 18, 2022, we and our wholly owned subsidiary, SalvaRx, entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with each of the minority shareholders of iOx (the “Sellers”) resulting in the acquisition of the remaining 21.68% of the outstanding non-controlling ownership interest of iOx, which had been developing our iNKT engager platform until we decided to pause further development in Fiscal 2024.

On March 1, 2023, we, through Tarus, entered into a clinical service agreement with a third-party service provider. The term of the agreement has been extended to the earlier of February 20, 2026 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided are approximately $6.9 million (previously $12.1 million).

In March 2025, we resumed patient enrollment into the final cohort arm of TT-10 (PORT-6) as part of the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our TT-4 (PORT-7) compound, supporting advancement of this indication in its first-inhuman trial of TT-4 (PORT-7) which is expected to commence in the fourth quarter of fiscal 2026.

On November 12, 2025, the Company and Cyncado Therapeutics (“Cyncado”) announced a non-binding Letter of Intent with Australia’s Asbestos and Dust Diseases Research Institute (“ADDRI”) to conduct an ADDRI-sponsored investigator-initiated clinical trial of TT-4 in mesothelioma in Australia. The planned trial is expected to enroll approximately 50 patients, will be led by A/Prof Steven Kao and Dr. Melvin Chin, and is intended to run in parallel with Cyncado’s planned U.S. mesothelioma activities, subject to execution of a definitive agreement and customary regulatory approvals. Under the contemplated arrangement, Cyncado will supply TT-4 and limited support as part of an international mesothelioma program designed to accelerate decision-quality clinical data generation.

On September 25, 2025, in connection with a closing of private financing arrangement raising a mix of cash and digital assets (the “September 2025 PIPE”), the Company transitioned to being primarily a digital asset treasury focused on scaling the Telegram super app. Telegram has an addressable market of one billion monthly active users. The Company implemented a comprehensive M&A and treasury strategy that combines direct token acquisition, validator operations, and strategic ecosystem investments. Through our operations, the Company provided public market investors with institutional-grade exposure to the Telegram ecosystem, including The Open Network (TON) token, while maintaining the governance standards and reporting transparency of a Nasdaq-listed company.

In November 2025, the Company began deploying NVIDIA GPUs to Telegram’s proprietary AI protocol, Cocoon. Cocoon is Telegram’s Confidential Compute Open Network — a decentralized AI infrastructure project built around the TON ecosystem. In early 2026, the Company completed a strategic pivot and rebranded as Alpha Compute Corp. to reflect that its primary focus had shifted to AI compute infrastructure. This transition included the establishment of GPU procurement and data center deployment capabilities, and the development of a proprietary confidential computing software stack.

On March 19, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Animoca Brands Limited (“Animoca Brands”) to acquire a 60% controlling equity interest in Ga Mee Global Limited (“GaMee Global”), a company incorporated in Hong Kong and wholly owned subsidiary of Animoca Brands, and certain digital tokens (the “GaMee Transaction”). GAMEE is a gaming and entertainment platform within Telegram's ecosystem and provides the Company with additional distribution and customer acquisition opportunities within the decentralized AI space. Animoca Brands, prior to closing, will conduct a reorganization to transfer 100% of the equity of Gamee Limited, a company incorporated in the United Kingdom (the “UK Company”) to GaMee Global. The UK Company owns the entire equity in Gamee Mobile s.r.o., a company incorporated under the laws of the Czech Republic (the “Czech Company” and together with GaMee Global and the UK Company, “GaMee”). Under the terms of the SPA, at the closing of the GaMee Transaction (“Completion”), the Company has agreed to pay total upfront consideration of $3.5 million (the “Completion Consideration”), comprised of: (i) $1.5 million in cash, and (ii) $2.0 million in equity consideration in the Company, valued at $1.00 per share. The equity portion of the Completion Consideration under subparagraph (ii) is structured as a combination of ordinary shares of the Company (“Ordinary Shares”) and pre-funded warrants exercisable for Ordinary Shares (“Pre-Funded Warrants”). Specifically, at Completion, Animoca Brands will receive: (i) 99,800 Ordinary Shares, and (ii) Pre-Funded Warrants exercisable for 1,900,200 Ordinary Shares, representing the balance of the equity portion of the Completion Consideration. The GaMee Transaction closed on May 27, 2026.

On April 21, 2026, in connection with the change in the legal name of the Company to Alpha Compute Corp effective on April 14, 2026, the Nasdaq ticker symbol of the Company’s ordinary shares was changed to “ALP.” This name change reflects the Company’s strategic pivot to AI compute infrastructure.

(B) BUSINESS OVERVIEW

Nature of Operations and Overview

The Company

Alpha Compute Corp. (“Alpha Compute,” “we,” “us,” “our,” or the “Company”) is a technology company focused on the acquisition, deployment, and leasing of high-performance GPUs in data center facilities to power AI workloads, with a particular emphasis on confidential compute. The Company operates GPU infrastructure in North America and Europe and provides GPU-as-a-Service (“GPUaaS”) and AI confidential compute solutions to enterprise customers, technology companies, AI research laboratories, and decentralized AI ecosystems.

Beginning in late 2025, the Company commenced the acquisition and installation of NVIDIA GPU hardware, including H200, B200, and B300 processors, in third-party data center facilities. In April 2026, the Company formally rebranded to Alpha Compute Corp. and changed its Nasdaq ticker from “ATON” to “ALP” to reflect the completion of this strategic transition. The Company retains a residual position in TON digital assets from its previous focus as a digital asset treasury company, but this legacy segment is no longer the primary focus of operations.

GPU-as-a-Service (GPUaaS)

The Company’s primary revenue model consists of acquiring and leasing NVIDIA GPU hardware and leasing compute capacity to enterprise customers under multi-year off-take agreements. Customers pay for dedicated access to GPU clusters to run large-scale AI training, inference, and research workloads. The Company earns revenue based on contracted lease rates and capacity utilization, providing a recurring, predictable revenue stream.

The Company’s first large-scale deployment, designated ALPHA-01, consists of 504 NVIDIA B200 GPUs co-located in a hydroelectric-powered Canadian data center. ALPHA-01 became fully operational in May 2026 and is subject to a two-year, $32.2 million compute off-take lease with a leading frontier AI research laboratory, representing $16.1 million in annual contracted revenue. A second cluster, ALPHA-02, comprising 576 NVIDIA B300 GPUs, is planned for deployment in a hydroelectric-powered Swedish data center and is targeted for commercial launch in the third quarter of calendar year 2026.

AI Confidential Computing

Confidential computing is a hardware-level security paradigm that enables computation on sensitive data within a protected, hardware-enforced trusted execution environment (“TEE”), such that the data and the AI model remain encrypted and inaccessible even to the infrastructure operator. The Company and its partners have together developed and deployed a proprietary software stack that enables confidential AI workloads to be processed on Telegram’s Cocoon AI protocol via NVIDIA Blackwell-generation GPU hardware.

The Company believes confidential computing represents the highest-growth, highest-value segment within the AI infrastructure market, driven by stringent data privacy requirements across healthcare, financial services, government, defense, and decentralized AI applications. We believe the convergence of the EU AI Act (effective 2026), updated FedRAMP 20x requirements, and various national data sovereignty mandates is creating a structural and mandatory procurement cycle for privacy-preserving AI infrastructure.

Sovereign AI Infrastructure

The Company targets enterprise clients, government entities, and regulated industries seeking AI compute capacity that does not require surrendering data sovereignty to hyperscale cloud providers. The Company offers co-location and dedicated GPU deployment arrangements designed to satisfy data residency requirements and regulatory mandates, including in jurisdictions with strict cross-border data transfer restrictions.

In conjunction with its infrastructure buildout, the Company has announced plans to establish a U.S. government contracting entity, projected to launch in the third quarter of calendar year 2026, to pursue federal government AI compute procurement opportunities, including those arising from FedRAMP compliance requirements.

Digital Asset Business

The Company launched a digital asset treasury business in September 2025 focused on TON blockchain and the Telegram ecosystem. In November 2025, the Company began deploying NVIDIA GPUs to Telegram’s proprietary AI protocol, Cocoon. Cocoon is Telegram’s Confidential Compute Open Network — a decentralized AI infrastructure project built around the TON ecosystem. In response to market trends in the digital asset space and opportunities in AI infrastructure, the Company completed a strategic pivot and rebranded as Alpha Compute Corp in early 2026 to reflect that its primary focus had shifted to AI compute infrastructure. This transition included the establishment of GPU procurement and data center deployment capabilities, and the development of a proprietary confidential computing software stack.

While investing in digital assets, staking digital assets, and operating blockchain infrastructure is no longer a core focus of the Company, it will continue to maintain some exposure to TON and other digital assets. By deploying GPU hardware to Telegram’s Cocoon protocol, the Company will continue to earn TON tokens, and through its May 2026 acquisition of GaMee, the Company has exposure to the broader Telegram ecosystem and large userbase. However, TON tokens earned from Cocoon will generally be used for operating and capital expenditures for the AI infrastructure business line, rather than held for long-term investment. The remaining locked TON tokens on the Company’s balance sheet are mostly in the process of being returned to investors per their put rights granted as part of the September 2025 PIPE transaction, with two additional outstanding put rights exercised on June 22, 2026. One remaining investor has not exercised his put right on 235,000 locked TON contributed.

Legacy Immuno-oncology Business

Prior to September 2025, Alpha Compute (under the name Portage Biotech) primarily operated as a clinical-stage immuno-oncology company advancing treatments the Company believes will be first-in class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. The Company’s access to next-generation technologies, coupled with a deep understanding of biological mechanisms, enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of the Company’s future funding needs for clinical development of its programs, as well as the capital raising market for biotechnology companies, the Company discontinued the Company-sponsored trial for the invariant natural killer T-cell (“iNKT”) program and paused further patient accrual to the Company sponsored adenosine trial for both PORT-6 and PORT-7.

In March 2025, the Company resumed patient enrollment into the final cohort arm of TT-10 (PORT-6) as part of the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, the Company announced confirmatory preclinical results in mesothelioma with its TT-4 (PORT-7) compound, supporting advancement of this indication in its first-inhuman trial of TT-4 (PORT-7), which is expected to commence in the fourth quarter of fiscal 2026.

On November 12, 2025, the Company and Cyncado announced a non-binding Letter of Intent with Australia’s Asbestos and Dust Diseases Research Institute ("ADDRI") to conduct an ADDRI-sponsored, investigator-initiated clinical trial of TT-4, Cyncado's selective A2B receptor antagonist, in mesothelioma in Australia. On May 31, 2026, Cyncado and ADDRI executed a definitive Clinical Trial Research Agreement establishing the terms of the study. The trial is expected to enroll approximately 50 patients across multiple clinical sites, will be led by A/Prof Steven Kao and Dr. Melvin Chin, and is intended to run in parallel with Cyncado's planned U.S. mesothelioma activities. Under the agreement, Cyncado will supply TT-4 and provide limited support as part of an international mesothelioma program. The trial remains subject to customary regulatory and ethics approvals and site activation before enrollment begins.

(C)  ORGANIZATIONAL STRUCTURE

Our significant subsidiaries include as of March 31, 2026:

(a)	SalvaRx, a wholly owned subsidiary, incorporated in the British Virgin Islands;

(b)	iOx, a wholly owned subsidiary incorporated in the U.K.;

(c)	Saugatuck, a 70% owned subsidiary through SalvaRx, incorporated in the British Virgin Islands. “Saugatuck and subsidiary” refers to Saugatuck and Saugatuck Rx LLC;

(d)	PDS, a wholly owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(e)	SalvaRx LLC, a wholly owned subsidiary through SalvaRx incorporated in Delaware;

(f)	Saugatuck Rx LLC, a wholly owned subsidiary of Saugatuck incorporated in Delaware; and

(g)	Tarus, a wholly owned subsidiary incorporated in Delaware.

(D)  PROPERTY, PLANT AND EQUIPMENT

Alpha Compute purchased and made significant deposits on multiple graphic processing units (“GPUs”) during the year ended March 31, 2026 to facilitate the increasing demand for AI compute processing. As of March 31, 2026 the Company owned one Nvidia H200 server and one Nvidia B300 server with a combined carrying value of approximately $1.3 million.

On December 11, 2025 the Company signed an enterprise colocation service agreement (the “Colo Agreement”) with atNorth AB (“atNorth”) to deploy the Company’s GPU hardware to atNorth’s data center located in Kista, Sweden. The Colo Agreement consists of two data halls with a Phase I deployment of 1,213 kW of power and a Phase II of 1,017 kW of power, with Phase II being structured as a Right of First Refusal (the “ROFR”). The agreement’s commencement date was April 1, 2026, and extends for 60 months after which it automatically extends for successive 12 month periods unless 6 months’ notice is provided by either party. On April 10, 2026, the Company paid a 982,368 EUR deposit to secure Phase I of the agreement  . As of the date of the issuance of these consolidated financial statements, the ROFR for Phase II of the deployment has expired, although atNorth is still being considered for a further deployment once ready. The monthly colocation fee for Phase I that has commenced is 163,728 EUR plus variable electricity costs estimated at 0.126 EUR/kWh.

The Company has also made $8.6 million in deposits toward a purchase order with Vertical Data, Inc. for 72 Nvidia B300 servers (576 GPUs) to be manufactured by Dell. The remaining cost of the acquisition will be funded via a GPU equipment financing lender. The anticipated asset-backed loan will be non-recourse to the Company. The servers are projected to be delivered and installed in atNorth’s Kista, Sweden data center in August 2026.

On March 1, 2026, the Company entered into an office space lease in Lisbon, Portugal with an initial term of 24 months, with options to purchase the property in the 12th and 24th months. As part of executing the lease, the Company paid the first 12 months’ rent and a non-refundable option fee in the amounts of 84,000 and 50,000 EUR, respectively. In the event the Company elects to purchase the property, the option fee and a portion of the rent payments will be deducted from the purchase price.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

(A)  OPERATING RESULTS (All Amounts in 000’$)

The following discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the fiscal year ended March 31, 2026, contained elsewhere in this Annual Report.

	March 31,
	2026	2025	2024
Revenues	$97	$—	$—

Operating expenses	$23,193	7,418	$18,253
Research and development	2,801	3,129	12,535
General and administrative expenses	$20,392	4,289	5,718
Loss from operations	(23,096)	(7,418)	(18,253)
Change in fair value of warrant liability	2,883	(388)	6,868
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	—	—	11,305
Change in fair value of put rights, net of redemptions	$(5,959)	—	—
Loss on revaluation of digital assets	$(1,411)	—	—
Loss on revaluation of digital asset receivables	(2,349)	—	—
Realized loss on sale of digital assets	$(1,700)	—	—
Realized loss on novation of digital asset receivables	$(676)	—	—
Gain on settlement with Parexel - iOx CRO	—	946	—
Loss on Registered Direct Offering	—	—	(2,432)
Offering costs	—	—	(662)
Impairment loss - iOx IPR&D	—	—	(57,890)
Impairment loss - Tarus IPR&D	—	—	(23,615)
Impairment loss - Stimunity	—	—	(1,002)
Impairment loss - Saugatuck	—	—	(178)
Commitment fee under Committed Purchase Agreement	—	—	(839)
Gain on dissolution of investment in associate	—	—	27
Gain from sale of investment in public company	—	—	725
Impairment loss - investment in Compedica	(4,804)	—	—
Loss on revaluation of investment in Compedica	(182)	—	—
Change in fair value of TON payable to settle put rights exercised	51	—	—
Gain on settlement of TON payable	336	—	—
Loss on settlement of put right liability	$(916)	—	—
Foreign exchange transaction (loss) gain	(1)	(7)	7
Interest (expense) income, net	(1,014)	86	242
Loss on extinguishment of debt	$(582)
Gain on forgiveness of loan interest	$837	—	—
Share of losses from equity method investment	(44)	—	(233)
Loss before benefit for income taxes	$(38,626)	(6,781)	(85,930)
Income tax benefit	—	3	10,548
Net loss	(38,627)	(6,778)	(75,382)
Other comprehensive loss
Net unrealized loss on investments	—	—	(38)
Total comprehensive loss for period	$(38,627)	$(6,778)	$(75,420)

Net loss attributable to:
Owners of the Company	$(38,626)	$(6,767)	$(75,339)
Non-controlling interest	(1)	(11)	(43)
Net loss	$(38,627)	$(6,778)	$(75,382)

Comprehensive loss attributable to:
Owners of the Company	$(38,626)	$(6,767)	$(75,377)
Non-controlling interest	(1)	(11)	(43)
Total comprehensive loss for period	$(38,627)	$(6,778)	$(75,420)

Results of Operations for Fiscal 2026 Compared to Fiscal 2025

We incurred a net loss of approximately $38.6 million during the fiscal year ended March 31, 2026 ( “Fiscal 2026”), compared to net loss of $6.8 million during the fiscal year ended March 31, 2025 (“Fiscal 2025”) and total comprehensive loss of approximately $38.6 million and $6.8 million during Fiscal 2026 and Fiscal 2025, respectively, an increase in net loss of $31.8 million and an increase in comprehensive loss of $31.8 million, year-over-year.

The components of the change in net loss and total comprehensive loss are as follows:

•                 Revenues were $0.1 million for Fiscal 2026 compared to $0.0 million for Fiscal 2025, an increase of $0.1 million attributable to the launch of compute processing revenues in March of Fiscal 2026. No revenues were generated during Fiscal 2025.

•                 Operating expenses, which include research and development (“R&D”), general and administrative (“G&A”), and depreciation expense, were $23.2 million in Fiscal 2026, compared to $7.4 million in Fiscal 2025, an increase of $15.8 million, which is discussed more fully below.

•                 A net gain of $0.9 million from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel during Fiscal 2025. See “iOx – Parexel Master Services Agreement” section of Note 19 “Commitments and Contingent Liabilities” for additional discussion regarding this matter included elsewhere in this Report. No such gain occurred during Fiscal 2026.

•                 A $2.9 million gain from the change in the fair value of certain warrants accounted for as liabilities issued in connection with the 2023 and 2026 Private Placement (defined below) in October 2023 and the January 2026 registered direct offering for Fiscal 2026, relative to a $0.4 million non-cash gain from the change in fair value during Fiscal 2025.

•                 A loss of $4.8 million in Fiscal 2026 on the impairment of the Company’s investment in Compedica as a result of discontinuing the equity method of accounting for the investment in September 2025. Loss recognized under the equity method of accounting for the investment in Compedica was less than $0.1 million for Fiscal 2026. No such losses occurred during Fiscal 2025.

•                 A loss of $0.2 million in Fiscal 2026 on the change in fair value in the Company’s investment in Compedica since initial impairment. No such loss occurred during Fiscal 2025.

•                 A $8.6 million loss from the change in the fair value of certain put rights, net of redemptions, issued to investors in the Company accounted for as liabilities issued in connection with the September 2025 Private Placement for Fiscal 2026. No such loss occurred during Fiscal 2025.

•                 A $0.9 million loss from the settlement of a portion of the aforementioned put rights, recognized as the difference between the fair value of the TON contributed by the respective investors at the time of put exercise and the carrying value of the put right. No such loss occurred during Fiscal 2025.

•                 A $0.3 million gain from the settlement of a portion of the TON payable, recognized as the difference between the carrying value of the TON contributed by the respective investors at the time the TON was returned to the investors and the fair value of the TON payable. No such gain occurred during Fiscal 2025.

•                 A loss of $3.8 million in Fiscal 2026 from the revaluation of digital assets and digital asset receivables received during the year from initial contribution in September 2025. No such loss occurred during Fiscal 2025.

•                 A realized loss of $2.4 million in Fiscal 2026 on the sale of digital assets and the novation of digital asset receivables to the respective investors from initial purchase or contribution in September 2025. No such loss occurred during Fiscal 2025.

•                 Interest expense, net was $1.0 million in Fiscal 2026, compared to $0.1 million in interest income in Fiscal 2025, an increase in expense of $1.1 million attributable to interest expense incurred on the BitGo credit facility entered into during Fiscal 2026 prior to its termination. There was no material change in interest income earned from Fiscal 2025 to Fiscal 2026.

•                 A net gain on debt extinguishment of $0.3 million in Fiscal 2026 from the termination of the BitGo credit facility, consisting of $0.9 million in interest forgiven as part of the termination, partially offset by the loan termination fee of $0.5 million and the derecognition of unamortized deferred financing costs of $0.1 million. No such gain occurred during Fiscal 2025.

Other comprehensive loss was $0.0 million for Fiscal 2026 and Fiscal 2025.

Results of Operations for Fiscal 2025 Compared to Fiscal 2024

We incurred a net loss of approximately $6.8 million during Fiscal 2025 compared to a net loss of approximately $75.4 million during Fiscal 2024, a decrease in net loss of $68.6 million, year-over-year. Fiscal 2025 and 2024 include approximately ($0.2) million net non-cash gain and $60.9 million of net non-cash expenses, respectively.

The components of the change in net loss and total comprehensive loss are:

•	A net gain of $0.9 million from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel International (IRL) Limited (“Parexel”). See “iOx – Parexel Master Services Agreement” section of Note 13, “Commitments and Contingent Liabilities” for additional discussion regarding this matter included elsewhere in this Report.

•	A $0.4 million non-cash loss from the change in the fair value of certain warrants accounted for as liabilities issued in connection with such equity offering in October 2023.

•	Operating expenses, which include R&D and G&A expenses, were $7.4 million in Fiscal 2025, compared to $18.2 million in Fiscal 2024, a decrease of $10.8 million, which is discussed more fully below. Operating expenses include $0.3 million and $2.6 million of non-cash share-based compensation expense in Fiscal 2025 and Fiscal 2024, respectively.

•	A non-cash loss on impairment of $82.5 million comprised of 1) $57.9 million with respect to iOx in-process research and development (“IPR&D”) , 2) $23.6 million with respect to the Tarus IPR&D and 3) $1.0 million with respect to our investment in Stimunity in Fiscal 2024. This represents a full impairment of the iOx and Tarus IPR&D and our investment in Stimunity.

•	A $0.8 million commitment fee expense related to the decision not to utilize the Committed Purchase Agreement in Fiscal 2024. There was no such fee in Fiscal 2025.

•	A $0.7 million gain recognized on the sale of Intensity Therapeutics, Inc. (“Intensity”) shares during Fiscal 2024. There was no such sale in Fiscal 2025.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $3,000 in Fiscal 2025, compared to a non-cash net deferred income tax benefit of $10.5 million in Fiscal 2024, a year-over-year change of $10.5 million reflecting the reduction of deferred tax liability due to the full impairment of the IPR&D for iOx in Fiscal 2024.

Total comprehensive loss in Fiscal 2025 was $6.8 million, compared to $75.4 million in Fiscal 2024, a decrease in total comprehensive loss of $68.6 million. There was no difference between net loss and total comprehensive loss in Fiscal 2025. The difference between net loss and total comprehensive loss in Fiscal 2024 was entirely due to the recognition of the net change in fair value of an investment of $0.038 million originally in OCI during the fiscal year.

Operating Expenses

Total operating expenses for the last three completed fiscal years are as follows (in thousands):

	March 31,
	2026	2025	2024
Research and development	$2,801	$3,129	$12,535
General and administrative expenses	20,199	4,254	5,664
Depreciation expense	193	35	54
Total operating expenses	$23,193	$7,418	$18,253

Research and Development Expenses

Fiscal 2026

R&D costs decreased by approximately $0.3 million, or approximately 10%, from approximately $3.1 million in Fiscal 2025 to approximately $2.8 million in Fiscal 2026. The decrease was primarily attributable to the decrease in clinical research and development expense, which decreased by approximately $0.7 million, from $1.8 million in Fiscal 2025 to $1.1 million in Fiscal 2026, as the Company continued its winddown of its research activities. R&D non-cash share-based compensation expense increased from $0 in Fiscal 2025 to $0.2 million in Fiscal 2026. Payroll-related expenses decreased by $0.2 million, from $0.7 million in Fiscal 2025 to $0.5 million in Fiscal 2026, due to the resignation of certain research employees during Fiscal 2026. Research and development services and storage fees increased by approximately $0.7 million in Fiscal 2026 compared to Fiscal 2025 due to costs incurred to conclude certain of the Company’s wound down clinical trials. Finally, consulting and manufacturing fees decreased by approximately less than $0.1 million and less than $0.1 million, respectively, in Fiscal 2026 relative to Fiscal 2025 as the Company continued its winddown of its research activities.

Fiscal 2025

R&D expenses decreased by approximately $9.4 million, or approximately 75%, from approximately $12.5 million in Fiscal 2024, to approximately $3.1 million in Fiscal 2025. The decrease was primarily attributable to clinical trial costs (principally CRO-related), which decreased by approximately $3.4 million, from $5.2 million in Fiscal 2024 to $1.8 million in Fiscal 2025, due to the decision to pause enrollment in our sponsored clinical trials in the third and fourth quarters of Fiscal 2024. Manufacturing-related costs decreased by $1.6 million from $1.8 million in Fiscal 2024, compared to $0.2 million in Fiscal 2025, related to the iNKT and adenosine clinical trials. During Fiscal 2024, we deprioritized development of the iNKT program and closed the related clinical trial. In August 2024, we temporarily paused enrollment in the PORT-6 arm of the study. Enrollment resumed in March 2025 with the initiation of the final dose escalation cohort. Non-cash share-based compensation expense allocable to R&D decreased by $1.4 million, from $1.4 million in Fiscal 2024, compared to nil in Fiscal 2025, as the relevant share options fully vested by Fiscal 2024 and no new share option awards were allocable to R&D during Fiscal 2025. Payroll-related expenses decreased by $0.9 million from $1.6 million in Fiscal 2024 to $0.7 million in Fiscal 2025; the decrease in salaries was primarily due to reduced headcount. R&D services decreased by $0.5 million due to the pause of medical writing, analysis, and clinical studies at the beginning of Fiscal 2025. Scientific consulting fees decreased by approximately $0.6 million from $0.8 million in Fiscal 2024 to $0.2 million in Fiscal 2025 to reflect the decrease in activity year-over-year. Additionally, in Fiscal 2024, we incurred a one-time milestone payment of $0.5 million for dosing our first adenosine patients, and finally, $0.5 million in fees paid with respect to the transition of the iNKT study prior to discontinuing the study in Fiscal 2024.

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

General and Administrative Expenses

Fiscal 2026

G&A expenses increased by approximately $15.9 million, or approximately 375%, from approximately $4.3 million in Fiscal 2025 to approximately $20.2 million in Fiscal 2026. Professional fees increased by $8.3 million, from $1.6 million in Fiscal 2025 to $9.9 million in Fiscal 2026, primarily related to $6.0 million and $2.3 million in legal and marketing fees, respectively, in Fiscal 2026 associated with the Company’s capital raising efforts not incurred in Fiscal 2025. Payroll-related expenses increased by $1.0 million from $1.3 million in Fiscal 2025 to $2.2 million in Fiscal 2026 primarily as a result of increased headcount beginning in September 2025 as the Company executed on its strategic shift into the cryptocurrency industry and roles and responsibilities shifting from the previous management team to the current management team, partially offset by lower headcount in the first quarter of Fiscal 2026 as much of the Company’s operations had wound down. Additionally, G&A non-cash share-based compensation expense increased by $1.2 million due to share grants issued in Fiscal 2026 which became fully vested once granted. Office and general expenses and consulting fees increased by $2.9 million and $2.4 million in Fiscal 2026, compared to Fiscal 2025, as spend on consulting, corporate communications, and travel increased associated with the Company’s capital raising efforts. Additionally, directors’ fees increased by less than $0.1 million in Fiscal 2026, compared to Fiscal 2025, as all directors, except for two directors who resigned in April 2024, waived their fees in Fiscal 2025.

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

Depreciation Expense

Fiscal 2026

Depreciation expense increased by approximately $0.2 million, or approximately 451%, from less than $0.1 million in Fiscal 2025, to approximately $0.2 million in Fiscal 2026 primarily due to depreciation expense on GPUs purchased in Fiscal 2026. During Fiscal 2025, the Company did not own GPUs.

Fiscal 2025

Depreciation expense decreased by less than $0.1 million, or approximately 35%, from $0.1 million in Fiscal 2024, to less than $0.1 million in Fiscal 2025 primarily due to the exit of the Company’s office space lease during Fiscal 2025.

Fiscal 2024

Depreciation expense increased by $0.1 million, or approximately 540%, from $0.0 million in Fiscal 2023, to $0.1 million in Fiscal 2024 primarily due to depreciation on the Company’s office space lease entered into during Fiscal 2024.

(B)  LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted shares. The proceeds are being used for general corporate purposes and working capital.

On May 5, 2025 we filed a shelf registration statement with the SEC in order to sell ordinary shares, warrants and units in one or more offerings from time to time, which became effective on May 14, 2025 (“May 2025 Registration Statement”). In connection with the May 2025 Registration Statement, we have filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by us of up to $40 million in the aggregate of the securities identified above from time to time in one or more offerings; and

•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $3,377,250 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated June 27, 2025 (the “June 2025 Sales Agreement”), with Rodman & Renshaw LLC the sales agent (“Rodman”).

•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $2,841,450 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated September 3, 2025 (the “September 2025 Sales Agreement”), with Chardan Capital Markets, LLC the sales agent (“Chardan”).

•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $18,473,482 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated October 8, 2025 (the “October 2025 Sales Agreement”), with Chardan the sales agent.

•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $15,307,818 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated November 25, 2025 (the “November 2025 Sales Agreement”), with Chardan the sales agent.

On September 25, 2025, the Company completed the sale of 3,415,780 ordinary shares at a per share price of $5.73  , and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary shares (less $0.001 per pre-funded warrant) for aggregate proceeds of approximately $34.5 million, consisting of cash of $3.3 million and digital assets of $32.9 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury. 160,000 ordinary shares were issued to the Company’s third-party asset manager as consideration for continued services to be provided to the Company. The shares had a three-year vesting term and are subject to forfeiture in the event the agreement with the asset manager is terminated under certain circumstances  . The asset management agreement was subsequently terminated in December 2025 and the shares granted, which had not vested, were forfeited. The shares were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and were issued as restricted shares.

During the fiscal year ended March 31, 2026, the Company sold 4,062,632 ordinary shares under the ATM program, generating net proceeds of approximately $12.0 million.

On December 3, 2025, the Company filed a shelf registration statement with the SEC in order to sell up to $420,690,000 of ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on December 11, 2025 ( the “December 2025 Registration Statement”).

On January 13, 2026, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company offered for sale to the Purchasers in a registered direct offering an aggregate of 5,230,000 ordinary shares and, in lieu thereof, pre-funded warrants to purchase up to 9,770,000 ordinary shares. The net proceeds from the Offering were approximately $12.5 million.

As of July 13, 2026, the Company had approximately $10.3 million of cash and cash equivalents on hand, which the Company expects may not be sufficient to fund its operating needs through FYE in March 2027. The Company projects cash flow needs of approximately $25.0 million between now and FYE 2027, exceeding cash and cash equivalents on hand.

Contractual Obligations and Commitments

iOx – Parexel Master Services Agreement

Effective March 15, 2022, iOx, a wholly-owned subsidiary of the Company, entered into a Master Services Agreement (the “MSA”) with Parexel under which Parexel agreed to act as a clinical service provider (“CRO”) pursuant to a work order (“Work Order”) effective June 1, 2022. Under such Work Order, Parexel planned to operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provided for a five-year term, and the Work Order provided for a term to end upon the completion of the services required. The budget provided for service fees and pass-through expenses and clinical sites totaling $11.5 million. During the year ended March 31, 2023 (“Fiscal 2023”), the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs. As a result of the Company’s decision to discontinue the development with respect to this program, on December 20, 2023, the Company provided Parexel notice of termination of the contract, with a planned termination date of April 18, 2024.

As the ongoing CRO services were wound down, the Company noticed that expenses incurred under the CRO agreement were higher than originally budgeted. Parexel agreed to refund the Company $0.552 million and release the liability for amounts invoiced and unbilled services totaling $1.486 million, and the Company forfeited advanced payments of $1.091 million. As a result, the Company recognized a net gain of $0.946 million as of September 30, 2024. The Company received the refund from Parexel on October 3, 2024. As of March 31, 2024, the Company reflected $1.414 million of payables to Parexel in accounts payable and accrued liabilities and $1.277 million in prepaid expenses and other receivables in the consolidated statement of financial position.

Vertical Data Server Purchase Agreement

On January 5, 2026, the Company signed an agreement with Vertical Data Inc. to acquire 72 Dell XE9780-B300 Servers containing a total of 576 GPUs along with associated required networking equipment, at a total cost of $40.9 million. On the same day a deposit of $2.0 million was made, with additional deposits made in January and February 2026 of $6.0 million for a total of $8.6 million in deposits made in order to hold the allocation of servers. The remaining cost of the acquisition will be funded via a GPU equipment financing lender. The anticipated asset-backed loan will be non-recourse to the Company.

Buzz HPC GPU Lease

On February 6, 2026 he Company entered into a GPU infrastructure services agreement with Buzz Performance Cloud Inc. pursuant to which the Company secured rights to access 504 NVIDIA B200 GPUs for a 24-month term. The arrangement contemplates aggregate contractual payments of approximately $29.6 million over the contract term and requires a security deposit of $2.6 million, which was paid on February 13, 2026. As of March 31, 2026, no liability was yet recorded as the services did not commence until early June.

atNorth Colocation Lease Payments

On December 11, 2025 the Company signed an enterprise colocation service agreement (the “Colo Agreement”) with atNorth AB (“atNorth”) to deploy the Company’s GPU hardware to atNorth’s data center located in Kista, Sweden. The Colo Agreement consists of two data halls with a Phase I deployment of 1,213 kW of power and a Phase II of 1,017 kW of power, with Phase II being structured as a Right of First Refusal (the “ROFR”). The agreement’s commencement date was April 1, 2026, and extends for 60 months after which it automatically extends for successive 12 month periods unless 6 months’ notice is provided by either party. On April 10, 2026, the Company paid a 982,368 EUR deposit to secure Phase I of the agreement. As of the date of the issuance of these consolidated financial statements, the ROFR for Phase II of the deployment has expired, although atNorth is still being considered for a further deployment once ready.

The monthly colocation fee for Phase I that has commenced is 163,728 EUR plus variable electricity costs estimated at 0.126 EUR/kWh.

GaMee Acquisition Token Buyback

On March 19, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Animoca Brands Limited (“Animoca Brands”) to acquire a 60% controlling equity interest in Ga Mee Global Limited (“GaMee Global”), a company incorporated in Hong Kong and wholly owned subsidiary of Animoca Brands, and certain digital tokens (the “GaMee Transaction”). GAMEE is a gaming and entertainment platform within Telegram's ecosystem and provides the Company with additional distribution and customer acquisition opportunities within the decentralized AI space. The SPA contains a post-closing item requiring the Company to, within ninety (90) days after close, acquire from the open market $2 million worth of GMEE tokens. GMEE is the native utility token of the GaMee gaming platform and ecosystem. The GaMee Transaction closed on May 27, 2026.

Tarus – Fortrea Clinical Service Agreement

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement is through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided are approximately $12.1 million.

In March 2025, the Company resumed patient enrollment into the final cohort arm of TT-10 (PORT-6) as part of the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our TT-4 (PORT-7) compound, supporting advancement of this indication in its first-inhuman trial of TT-4 (PORT-7) which is expected to commence in the quarter ending March 31, 2026.

On May 31, 2026, Cyncado and ADDRI executed a definitive Clinical Trial Research Agreement establishing the terms of the study. The trial is expected to enroll approximately 50 patients across multiple clinical sites, will be led by A/Prof Steven Kao and Dr. Melvin Chin, and is intended to run in parallel with Cyncado's planned U.S. mesothelioma activities. Under the agreement, Cyncado will supply TT-4 and provide limited support as part of an international mesothelioma program. The trial remains subject to customary regulatory and ethics approvals and site activation before enrollment begins.

Going Concern

The accompanying consolidated financial statements for the fiscal year ended March 31, 2026 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying consolidated financial statements for the fiscal year ended March 31, 2026 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of March 31, 2026, the Company had cash, cash equivalents, and restricted cash of approximately $0.7 million and total current liabilities of approximately $12.7 million. For the year ended March 31, 2026, the Company reported a net loss of approximately $38.6 million and cash used in operating activities of approximately $18.5 million.

In late Fiscal 2024, due to continued liquidity constraints, the Company discontinued further clinical development of its sponsored iNKT trial and paused further patient accrual to its sponsored adenosine program for both PORT-6 and PORT-7. During the Fiscal 2026, the Company transitioned its operating strategy away from biotechnology and toward AI infrastructure, digital assets and the Telegram ecosystem. In connection with this strategy transition, the Company received funding via a private placement in the form of both cash and digital assets. While this and subsequent equity raises, including a registered direct offering on January 13, 2026, are a positive factor, the Company is continuing to explore financing options, including its ATM equity program and other financings.

Despite the Company successfully raising capital via a private placement of shares and a registered direct offering in September 2025 and January 2026 and successfully raising additional funds through its ATM program, the Company’s cash and cash equivalents balance is decreasing, and the Company did not generate positive cash flows from operations for Fiscal 2025 and 2026. Additionally, a portion of the Company’s digital asset holdings is subject to significant price fluctuations and certain restrictions and therefore may not be relied upon to fund current obligations as they come due. These factors raise significant doubt about the Company’s ability to continue as a going concern within one year after the date issuance of the Company’s audited consolidated financial statements.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future as it invests in the buildout of its AI infrastructure business. Historically, the Company has funded its operations primarily using the proceeds from the sale of its equity and debt securities. The Company expects that it will require significant additional capital to fund its operations and execute its business strategy, beyond the potential proceeds that could be reasonably generated from its ATM program. The Company’s ability to successfully raise sufficient capital on acceptable terms, or at all, is subject to numerous risks and uncertainties. Future equity financings may be dilutive to existing shareholders and any future debt financings may contain restrictive covenants that limit the Company’s operations or ability to enter into certain transactions. See Note 17, “Capital Stock and Reserves,” for a further discussion.

As of July 13, 2026, the Company had approximately $10.3 million of cash and cash equivalents. Based on its current operating plan, the Company believes that its existing cash resources may not be sufficient to fund its operations for at least the next 12 months from the date of issuance of its audited consolidated financial statements. Accordingly, these conditions and events raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the issuance of its audited consolidated financial statements. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Operating Cash Flow

Fiscal 2026

During Fiscal 2026, we used cash of $20.5 million to fund operating activities, compared to $5.5 million used during Fiscal 2025. The increase in cash used of $15.0 million year over year is primarily due to an increase in general and administrative spend in the amount of $15.9 million during Fiscal 2026 as the Company works to fundraise and grow its operations, partially offset by our decision to discontinue and pause further patient accrual in the respective clinical programs in the latter half of Fiscal 2025, which resulted in a decrease in research and development costs of $0.3 million for Fiscal 2026 relative to Fiscal 2025. Further, the Company generated $0.1 million in cash from GPU revenues for Fiscal 2026, relative to nil for Fiscal 2026, with the remaining fluctuation attributable to changes in working capital.

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

Investing Cash Flows

Fiscal 2026

During Fiscal 2026, we used $6.3 million in investing activities, primarily consisting of purchases of GPUs and deposits for GPUs totaling $10.3 million. Additionally, the Company purchased $0.9 million of stablecoin and digital assets, partially offset by proceeds from sales of stablecoin and digital assets of $5.0 million. Further, the Company paid $0.1 million in legal fees to facilitate its investment in Compedica.

Fiscal 2025

During Fiscal 2025, we had no investing activities.

Fiscal 2024

During Fiscal 2024, we generated cash of $2.8 million from investing activities, which reflected the proceeds from the sales of Intensity shares.

Financing Cash Flows

Fiscal 2026

During Fiscal 2026, we generated net cash of $25.9 million from financing activities, consisting of cash received of $3.3 million, $12.6 million, and $15.0 million through a private placement of shares, issuance of shares under the ATM program, and an issuance of shares under a registered direct offering, respectively, reduced by share issuance fees of $3.6 million. During Fiscal 2026, we had financing cash outflows of $0.4 million, $0.3 million, $0.3 million, and $0.5 million attributable to the repayment of our lease liability for the Lisbon office space and a GPU lease, payment of deferred financing costs to secure the Company’s credit facility with BitGo, cash repayments of the BitGo credit facility, and payment of the BitGo loan termination fee, respectively.

Fiscal 2025

During Fiscal 2025, we generated $2.1 million in cash from financing activities, which was primarily attributable to $2.15 million in proceeds from the sale of 524,390 ordinary shares to two of our directors in a private placement transaction.

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

Significant areas where estimates are made include valuation of certain assets, liabilities, and expenses (including warrant liabilities, put right liabilities, digital assets including discounts for lack of marketability and collectability, and measurement of share-based compensation). Significant areas where critical judgments are applied include warrant liabilities, put right liabilities, and digital assets including discounts for lack of marketability.

The following methods and assumptions were used to estimate the fair values of the respective assets, liabilities, and expenses:

Put Right Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 12, “Put Right Liability and TON Payable”).

Warrant Liability: The Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IFRS 9 and paragraphs16A and 16B of IAS 32, such warrants will be accounted for as financial liabilities on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive loss. See Note 11, “Warrant Liability” for further discussion.

Digital Assets and Discounts for Lack of Marketability: The Company values liquid digital assets using the quoted prices per liquid token in the Company’s primary market, which are Level 1 inputs. The fair value of locked tokens is computed by taking the number of locked tokens and discounting the month-end spot price by an average of 14.8%. The discount used by management is based on the historical purchases of locked TON management has made on behalf of the Company and Monte Carlo simulation based on estimated volatility during the lockup period (Level 3 inputs). Management monitors this discount percentage and adjusts when appropriate.

Share-Based Compensation: The Company determines the fair value of share-based payments granted to directors, officers, employees and consultants using the Black-Scholes option-pricing model at the grant date. Assumptions for the Black-Scholes model are expected volatility, expected term, the risk-free interest rate, and expected dividend yield.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following tables set forth certain information relating to our directors and executive officers as of the date of this annual report.

Non-Employee Directors

				Committee Membership
Name	State and Country of Residence	Age	Director Since	Audit	Compensation	Nominating
Michael Terpin	San Juan, Puerto Rico	69	September 25, 2025	Member	Chair	Member
F. Daniel Siciliano	San Francisco, USA	55	February 5, 2026	Chair	Member	Member

Executive Officers

Name		Age	Position	Officer Since
	State and Country of Residence
Brittany Kaiser	San Juan, Puerto Rico, USA	38	Chief Executive Officer and Director	August 4, 2025
Enzo Villani	San Francisco, USA	56	Chief Investment Officer and Director	September 25, 2025
Liza Horowitz	Toronto, Canada	57	Chief Operating Officer	June 1, 2026
Wes Levitt	Amsterdam, Netherlands	39	Chief Financial Officer	October 24, 2025
Yury Mitin	Toronto, Canada	40	Chief Business Development Officer	September 25, 2025

Biographical Information

Brittany Kaiser

Brittany Kaiser was previously Chair of the Board of Gryphon Digital Mining. She is an entrepreneur, activist, and globally recognized expert in data protection and privacy. As Co-Founder of the Own Your Data Foundation, she teaches digital literacy education and training to governments, corporates, and families. She is also a Co-Founder of the Digital Asset Trade Association (DATA) for legal advocacy where she does legislative drafting and lobbying on privacy and blockchain laws. Ms. Kaiser sits on the board of many companies across industries, working on data ethics, compliance, and privacy protocols. She is also the primary subject of the Netflix Original documentary “The Great Hack” and the author of “Targeted,” published by HarperCollins.

Enzo Villani

Enzo Villani is a serial entrepreneur with twenty-year expertise as a chief strategist to Fortune 500 companies, private equity firms, and venture capital. Enzo was co-founder of Nasdaq Corporate Solutions, co-founder and Chief Strategy Officer of two strategic M&A consolidations in the areas of investor relations, proxy solicitation, corporate governance and financial technology. Mr. Villani was key in consolidating over ten service companies across 4 continents representing over 5,000 public companies and raising in excess of $500 million. In the blockchain industry, Mr. Villani was Chief Strategy Officer of Transform Group. Transform Group represented the launch of over 37% of the alt-coin market capitalization by 2019. He is the co-founder of Blockchain Wire and was the head of international strategy and innovation at OKEx. Mr. Villani holds an MBA from Cornell University Johnson School.

Michael Terpin

Michael Terpin is founder and CEO of Transform Ventures, a leading blockchain advisory and venture studio since 2013, working with hundreds of crypto projects in their earliest stages, including Augur, Bancor, Ethereum, Gnosis, Mastercoin, Neo, Tether and WAX. CNBC called Terpin “the godfather of crypto” for his long history of launching and advising iconic crypto projects. His first book, Bitcoin Supercycle, was published by Skyhorse Publishing and distributed by Simon & Schuster in November 2024.

Mr. Terpin also co-founded BitAngels, the world’s first angel network for digital currency startups, in May, 2013, which has expanded to 25 city chapters. His venture studio incubated Blockchain Wire and blockchain-based sustainability platform, OpenCarbon. A prolific angel investor, he is also a general partner at digital asset fund managers Alpha Transform Holdings and Tradecraft Capital; senior advisor and LP at Alphabit Fund and LP at four other crypto funds. He also co-founded and profitably exited the Dapps Fund, one of the first cryptocurrency venture funds, in March 2014.

F. Daniel Siciliano

F. Daniel Siciliano is a successful technology entrepreneur, an independent director on the board of the Federal Home Loan Bank of San Francisco, and a recognized expert in corporate strategy and governance, capital financial markets, technological disruption (including fintech, AI and cybersecurity), and executive compensation.

From 2000 to 2015, Mr. Siciliano was co-founder, CEO and ultimately Executive Chairman of LawLogix Group, Inc., a global software technology company. Mr. Siciliano is a Fellow at Stanford Law School (CodeX), Emeritus Co-Director of Stanford’s Directors’ College, prior Co-Chair of the We Robot Conference on AI/Robotics, Law, and Policy, and is a past faculty director of the Rock Center for Corporate Governance at Stanford University.

Liza Horowitz

Liza Horowitz is the Chief Operating Officer of Alpha Compute Corp. Ms. Horowitz has more than 25 years of leadership experience in wealth management, sustainability, and digital infrastructure. Ms. Horowitz spent nearly a decade at ScotiaMcLeod, the wealth management division of Scotiabank, where she oversaw branch operations, regulatory compliance, and growth of the wealth management practice. She subsequently spent nearly a decade in the sustainability sector, working with public and private organizations on ESG strategy, sustainability reporting, carbon disclosure, and sustainable infrastructure initiatives.

Ms. Horowitz was a Director at Input Output Global (IOG), the core developer of the Cardano blockchain, supporting marketing and finance initiatives across research and engineering teams. Ms. Horowitz received a Master of Science in Environmental Studies from Green Mountain College.

Wes Levitt

Wes Levitt previously served as Chief Investment Officer of Alpha Sigma Capital, overseeing portfolio management and new investments in digital assets and blockchain startups. Mr. Levitt also served as Head of Strategy at Theta Labs, a blockchain software development company, and as CFO of Blockchain Moon Acquisition Corp. Mr. Levitt spent 8 years in investment roles in real estate, first at Redwood Trust as an originator of commercial real estate loans for CMBS securitization, then more recently at Mosser Capital as an asset manager of institutional real estate portfolios. He holds a BS in Economics from the University of Oregon and an MBA from UC Berkeley Haas School of Business, and is a CFA Charterholder.

Yury Mitin

Yury Mitin serves as Chief Business Development Officer (CBDO) at Alpha Compute. He is also the Managing Partner at RSV Capital, a Canadian-based global investment firm specializing in late-stage investments in high-growth technology enterprises. With over 18 years of institutional experience spanning venture capital and technology entrepreneurship, Mr. Mitin focuses on identifying and scaling transformative businesses across high-growth verticals, including FinTech, Web3/Digital Assets, EdTech, and Artificial Intelligence (AI).

Over the course of his career, Mr. Mitin has directed more than $200 million in venture capital allocations and secondary market transactions, overseeing investments in category-defining companies such as Udemy, eToro, Upgrade, Robinhood, MasterClass, and Groq. He holds a Ph.D. in Innovation and Entrepreneurship, an Executive MBA from the Skolkovo Business School, and has completed executive education programs at Harvard Business School, the UC Berkeley Haas School of Business, and the Ivey Business School.

Family Relationships

There are no family relationships between or among the directors and executive officers.

Other Relationships

There are no arrangements or understandings between or among any major shareholder, customer, supplier or others, pursuant to which any of the above-named persons were selected as directors or as members of senior management.

(B)  COMPENSATION

1.	General

The Board adopted and approved, effective as of March 6, 2026, a non-executive director compensation policy (“Non-Executive Director Compensation Policy”), which replaced the previous plan approved in March 2025. Under the new policy, each non-executive director of the Company is entitled to an annual cash retainer of $75,000, to be paid in arrears, as well as an annual cash retainer of $10,000 for service as a member, or $20,000 for service as the Chair, of each of the Audit, Compensation or Nominating and Corporate Governance Committees. Upon election to the Board, each non-executive director will receive a grant of restricted share units (“RSUs”) equal to $150,000 in value based on the Company’s closing share price on the grant date, and thereafter, on each anniversary of the director’s commencement of service, an annual RSU grant equal to $100,000 in value. The initial RSU award vests in equal quarterly installments over a four-year period from grant date, subject to a one-year cliff and the director’s continued service through each applicable vesting date. Annual RSU awards likewise vest in equal quarterly installments over a four-year period, subject to the director’s continued service through each applicable vesting date.

The Company does not have any plans that provide for pensions, retirement or similar benefits.

2.	Statement of Director and Executive Compensation

The following tables and accompanying notes set forth all compensation paid or payable by the Company to its directors and senior management for the fiscal years ended March 31, 2026, 2025, and 2024. The share information is adjusted to give effect to the 1-for-20 reverse share split completed on August 15, 2024.

2. Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary(1)	Bonus	Transaction Closing Bonus(3)	Securities Under Options Granted		Shares or Units(16)	Other(3)	Total Compensation
		$	$	$	$		$	$	$
Michael Terpin
	2026	61,250	-	-	-		-	-	61,250

F. Daniel Siciliano
	2026	17,500	-	-	-		-	-	17,500

Gregory H. Bailey, M.D.(6)
	2026	30,000	25,000	-	-		-	-	55,000
	2025	30,000	-	-	-		-	-	30,000
	2024	49,500	-	-	-		-	-	49,500

James Mellon(6)
	2026	30,000	25,000	-	-		-	-	55,000
	2025	30,000	-	-	-		-	-	30,000
	2024	35,242	-	-	-		-	-	35,242

Steven Mintz(8)
	2026	77,500	25,000	-	54,796		-	-	157,296
	2025	30,000	-	-	113,158	(5)	-	-	143,158
	2024	45,750	-	-	-		-	-	45,750

Jean-Christophe Renondin, M.D.(7)
	2026	30,000	25,000	-	54,796		-	-	109,796
	2025	30,000	-	-	96,992	(5)	-	-	126,992
	2024	-	-	-	-		-	-	-

Justin Stebbing, M.D. PhD(7)
	2026	30,000	25,000	-	64,760		-	-	119,760
	2025	30,000	-	-	121,240	(5)	-	-	151,240
	2024	-	-	-	-		-	-	-

Linda Kozick(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	42,000	-	-	-		-	-	42,000

Mark Simon(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	55,500	-	-	-		-	-	55,500

Robert Glassman(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	45,258	-	-	-		-	-	45,258

2. Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary(1)	Bonus	Transaction Closing Bonus(3)	Securities Under Options Granted		Shares or Units(16)	Other(3)	Total Compensation
		$	$	$	$		$	$	$
Executive Officers
Brittany Kaiser
Chief Executive Officer and Director	2026	661,290	-	500,000	218,219		149,015	187,102	1,715,627

Enzo Villani
Chief Investment Officer and Director	2026	369,355	-	500,000	218,219		248,359	-	1,335,933

Wes Levitt
Chief Financial Officer	2026	219,086	-		-			-	219,086

Yury Mitin
Chief Business Development Officer	2026	369,355	-	500,000	218,219		99,344	-	1,186,918

Alexander Pickett(10)
Chief Executive Officer and Director	2026	51,250	25,000	-	234,132		-	39.6	310,422
	2025	30,000	-	-	145,488	(5)	-	-	175,488

Ian Walters(11)
Chief Executive Officer and Chairman of the Board	2026	-	-	-	-		-	152,383	152,383
	2025	453,186	-	-	-		-	54,716	507,902
	2024	642,700	-	-	-		-	75,185	717,885

Andrea Park(12)
Chief Financial Officer	2026	218,429	50,000	-	39,857		-	-	308,286
	2025	163,790	-	-	113,158	(5)	-	28,659	305,607

Allan Shaw(13)	2026	-	-	-	-		-	-	-
Chief Financial Officer and Secretary	2025	234,500	-	-	-		-	-	234,500
	2024	469,000	-	-	-		-	49,205	518,205

Robert Kramer
Chief Scientific Officer	2026	-	-	-	-		-	-	-
	2025	112,500	-	-	-		-	6,750	119,250
	2024	168,750	-	-	-		-	17,141	185,891

Brian Wiley(14)
Chief Business Officer	2026	-	-	-	-		-	-	-
	2025	114,844	-	-	-		-	8,627	123,471
	2024	153,125	-	-	-		-	2,297	155,422

Justin Fairchild(15)
Vice President of Development	2026	-	-	-	-		-	-	-
	2025	20,000	-	-	-		-	-	20,000
	2024	270,000	-	-	-		-	55,301	325,301

2. Statement of Director and Executive Compensation (Cont’d)

Notes

(1)	Represents base salary earned by executive officers in accordance with their respective contractor agreements and director’s fees earned by directors. For Brittany Kaiser, Enzo Villani, Yury Mitin, and Wes Levitt, their base salary is comprised of equal portions payable in USD and TON tokens. The figures in the table represent the sum of both. To date, these executives’ USD portions of their salaries have been paid monthly, while the TON portions have been accrued by the Company.

(2)	Dr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their directors’ fees with respect to the three months ended March 31, 2024.

(3)	The contractor agreements for executives Brittany Kaiser, Enzo Villani, and Yury Mitin each provided for bonuses consisting of $250,000 in cash and $250,000 worth of TON tokens, payable upon the Company raising at least $50 million in equity financing through private or public share offerings. This milestone was achieved on January 14, 2026, upon the closing of a $15 million registered direct share offering, which, together with prior equity financings, resulted in aggregate equity financing proceeds in excess of $50 million. During Fiscal 2026, the Company paid the cash portion of the bonus to each executive and accrued the TON token portion of each executive’s bonus.

(4)	Represents employee benefits paid by the Company.

(5)	Represents the aggregate grant date fair value of 14,600 options to purchase ordinary shares granted on March 30, 2023, which vested on the first anniversary of the date of grant.

(6)	Represents the aggregate grant date fair value of options to purchase ordinary shares granted on March 7, 2025, which one-quarter vested immediately, one-quarter vested on March 7, 2026, and the remaining balance to vest in equal parts on March 7, 2027 and March 7, 2028.

(7)	Mr. Mellon and Dr. Bailey served as directors of the Company through September 25, 2025.

(8)	Dr. Renondin and Dr. Stebbin served as directors of the Company through August 3, 2025.

(9)	Mr. Mintz served as a director of the Company through February 6, 2026.

(10)	Ms. Kozick and Dr. Glassman served as directors of the Company through April 25, 2024, and Mr. Simon served as a director of the Company through April 24, 2024.

(11)	Mr. Pickett was appointed as our Chief Executive Officer under a consultancy agreement and joined our Board of Directors on December 15, 2024. He resigned as Chief Executive Officer on August 2, 2025 and departed the Board of Directors on December 19, 2025.

(12)	Dr. Walters served as our Chief Executive Officer and Chairman of our Board of Directors through December 14, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(13)	Ms. Park was appointed as our Chief Financial Officer on September 30, 2024 and left the Company in October 2025.

(14)	Mr. Shaw served as our Chief Financial Officer and Secretary through September 30, 2024. Other compensation in the amount of $127,250 represent payments made to Mr. Shaw under a Retention Agreement and General Release (“Retention Agreement”) dated July 22, 2024. Additional information concerning the Retention Agreement may be found in Note 14, Related Party Transactions to the consolidated financial statements included elsewhere in this Annual Report.

(15)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(16)	Mr. Fairchild resigned as our Vice President of Development in January 2024 but continued to provide his services as a consultant through May 31, 2024, his resignation date.

(17)	On March 11, 2026, the Board authorized the grant of 149,015 RSUs to Ms. Kaiser, 99,344 RSUs to Mr. Mitin, and 248,359RSUs to Mr. Villani, which were owed pursuant to their contractor agreements upon the Company raising at least $50 million in equity financing via either private or public share offerings. These RSUs were formally granted on April 29, 2026.

Outstanding Equity Awards at Fiscal Year-End

The following table and related notes provide certain information regarding all outstanding equity awards for our executive officers as of March 31, 2026, as adjusted to give effect to the 1-for-20 reverse share split completed on August 15, 2024:

		Option Awards				Stock Awards(6)
		Number of				Number of Shares or	Market Value of Shares or
		Securities Underlying		Option	Option	Units of Stock	Units of Stock
		Unexercised Options		Exercise	Expiration	That Have	That Have
Name	Grant Date	Exercisable(1)	Unexercisable	Price	Date	Not Vested	Not Vested
Alexander Pickett(2)	3/7/2025	36,000	-	4.45	3/7/2035	-	-
	7/27/2025	45,937	-	5.73	7/27/2035	-	-

Ian B. Walters(3)	3/30/2023	15,085	-	58.40	12/14/2026	-	-
	1/19/2022	6,285	-	204.40	12/14/2026	-	-
	1/13/2021	7,550	-	355.00	12/14/2026	-	-

Andrea E. Park(4)	3/7/2025	28,000	-	4.45	3/7/2035	-	-
	7/27/2025	7,820	-	5.73	7/27/2035	-	-

Allan Shaw(5)	3/30/2023	1,761	-	58.40	9/30/2026	-	-
	1/19/2022	840	-	204.40	9/30/2026	-	-
	1/13/2021	6,550	-	355.00	9/30/2026	-	-

Robert Kramer(6)	3/30/2023	2,771	-	58.40	3/30/2033	-	-
	1/19/2022	1,255	-	204.40	1/19/2032	-	-
	1/13/2021	3,050	-	355.00	1/13/2031	-	-

Brian Wiley(7)	3/30/2023	2,386	-	58.40	11/15/2026	-	-
	1/19/2022	3,000	-	204.40	11/15/2026	-	-

Brittany Kaiser(8)	3/11/2026	545,315	-	1.30	5/14/2036	-	-

Enzo Villani(8)	3/11/2026	545,315	-	1.30	5/14/2036	-	-

Yury Mitin(8)	3/11/2026	545,315	-	1.30	5/14/2036	-	-

Outstanding Equity Awards at Fiscal Year-End (Cont’d)

(1)	Except as set forth below, vesting of all options is subject to continued service as an employee, director and/or consultant of Alpha Compute or a subsidiary on the applicable vesting date. One fourth of the options vested or will vest on the first anniversary of the date of grant, and the remaining balance of the options vested or will vest in 36 equal monthly installments thereafter.

(2)	On December 15, 2024, Mr. Pickett was appointed as a director of the Company and our Chief Executive Officer under a consultancy agreement and served in such capacities through December 19, 2025, his resignation date. These options were awarded to Mr. Pickett for his services as a director. One fourth of the options vested immediately on grant date, and the remaining vest in three equal annual installments thereafter.

(3)	Dr. Walters served as our Chief Executive Officer and a director of the Company through December 14, 2024. Pursuant to the terms of his employment agreement, all unvested share options immediately vested on such date. Pursuant to the terms of his share option agreements, the vested share options are exercisable for two years from this date.

(4)	On September 30, 2024, Ms. Park was appointed as our Chief Financial Officer and departed the Company in October 2025. One fourth of the options vested immediately on the grant date, and the remaining vest in three equal annual installments thereafter.

(5)	Mr. Shaw served as our Chief Financial Officer through September 30, 2024. Pursuant to the terms of his share option agreements, the vested share options are exercisable for two years from such date.

(6)	The above table excludes 4,550 RSUs to Mr. Kramer granted on January 13, 2021, with a grant date value of $1,615,250, which vested on the grant date but are subject to certain restrictions and 860 RSUs granted on January 19, 2022 with a grant date value of $175,784, which vested on the grant date.

(7)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. Pursuant to the terms of his employment agreement, all unvested shares immediately vested on such date. Pursuant to the terms of his share option agreement, the vested share options are exercisable for two years from such date.

(8)	On March 11, 2026, the Board authorized the grant of 545,315 share options each to Ms. Kaiser, Mr. Mitin, and Mr. Villani, which were owed pursuant to their contractor agreements upon the Company raising at least $50 million in equity financing via either private or public share offerings. These share options were formally granted on May 14, 2026.

Directors’ and Officers’ Liability Insurance

We have purchased, at our expense, a directors’ and officers’ liability insurance policy that provides insurance against possible liabilities incurred by our directors and officers in their capacity as such.

For the year ended March 31, 2026, our members of senior management were:

•	Alexander Pickett, Interim Chief Executive Officer and Director(1)
•	Andrea Park, Chief Financial Officer(2)
•	Brittany Kaiser, Chief Executive Officer and Director(3)
•	Enzo Villani, Chief Investment Officer and Director(4)
•	Wes Levitt, Chief Financial Officer (5)
•	Yury Mitin, Chief Business Development Officer (6)

(1)	Mr. Pickett was appointed as our Chief Executive Officer and joined our Board of Directors effective December 15, 2024. He resigned as Chief Executive Officer effective August 2, 2025 and left the Board of Directors in December 2025.
(2)	Ms. Park was appointed as our Chief Financial Officer effective September 30, 2024 and resigned in October 2025.
(3)	Ms. Kaiser was appointed as our Chief Executive Officer and joined our Board of Directors effective August 2, 2025.
(4)	Mr. Villani was appointed as our Chief Investment Officer and joined our Board of Directors effective September 25, 2025.
(5)	Mr. Levitt was appointed as our Chief Financial Officer effective October 24, 2025.
(6)	Mr. Mitin was appointed as our Chief Business Development Officer effective September 25, 2025.

Executive Compensation Overview

During Fiscal 2026, we entered into contractor agreements with affiliates of each Brittany Kaiser, Enzo Villani, and Yury Mitin, as well as a contractor agreement with Wes Levitt. The agreements provide for a combination of base salary, bonuses, and long-term incentive compensation in the form of RSUs and options to purchase ordinary shares.

We expect to review executive compensation at least annually, with input from a compensation consultant as needed. As part of this review process, the Board and the Compensation Committee will consider our compensation values and philosophy, as well as the compensation levels necessary to ensure our executive compensation program remains competitive. They will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

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

Annual Bonus

On July 27, 2025, the Board approved retention bonus payments of $25,000 to each then-current members of the Board and aggregate retention bonuses of $100,000 for members of our executive team and certain other employees in connection with the completion of the Company’s transition to its digital asset treasury strategy.

The Board did not approve any performance bonuses for Fiscal 2025 and Fiscal 2024.

Executive Equity Transaction Closing Bonus

The contractor agreements for executives Brittany Kaiser, Enzo Villani, and Yury Mitin each provided for bonuses consisting of $250,000 in cash and $250,000 worth of TON tokens, payable upon the Company raising at least $50 million in equity financing through private or public share offerings. This milestone was achieved on January 14, 2026, upon the closing of a $15 million registered direct share offering, which, together with prior equity financings, resulted in aggregate equity financing proceeds in excess of $50 million. During Fiscal 2026, the Company paid the cash portion of the bonus to each executive and accrued the TON token portion of each executive’s bonus.

Equity-Based Compensation

In Fiscal 2026, the Board of Directors authorized the grant of 1,930,396 options to purchase ordinary shares on March 11, 2026, with exercise prices ranging from $1.30 to $8.26 per share. The options have a ten-year term and provide for accelerated vesting upon a change of control of the Company. The options had weighted-average grant date fair value of $0.40 per share and vest as to one-quarter upon grant and the remainder in three equal installments on March 11, 2027, 2028, and 2029. The grants were made to certain directors, officers, and advisors. The options were issued as discretionary options outside the Company’s 2021 Equity Incentive Plan and were not part of any regularly established compensation arrangement. These options were awarded pursuant to contractor agreements and advisory agreements and were contingent upon the Company raising at least $50 million in equity financing through private or public share offerings, which milestone was achieved on January 14, 2026.

On March 11, 2026, the Board also authorized the grant of 1,235,924 RSUs, which vested immediately upon grant. The grants were made to certain directors, officers, and employees and were issued as discretionary awards outside the Company’s 2021 Equity Incentive Plan and not as part of any regularly established compensation arrangement. These options were awarded pursuant to contractor agreements and were contingent upon the Company raising at least $50 million in equity financing through private or public share offerings, which milestone was achieved on January 14, 2026.

On July 27, 2025, the Board authorized the grant of 97,739 fully vested options under the terms of the Company’s 2021 Equity Incentive Plan to directors and certain employees.

In Fiscal 2025, the Board authorized the grant of 160,000 options to purchase ordinary shares on March 7, 2025, with an exercise price of $4.45 per share. The options have a ten-year term and provide for accelerated vesting upon a change of control of the Company. The options had grant date fair value of $4.04 per share and vest as to one-quarter upon grant and the remainder in three equal installments on March 7, 2026, 2027, and 2028. The grants were made to certain directors, officers, and employees. The options were issued as discretionary options under the Company’s 2021 Equity Incentive Plan and were not part of any regularly established compensation arrangement.

In Fiscal 2024, the Compensation Committee did not approve any equity awards to our directors or members of senior management.

Executive Contractor Agreements

Brittany Kaiser: The Company entered into an independent contractor agreement with Own Your Data Technologies, LLC, an affiliate of Ms. Kaiser, setting forth the terms and conditions for Ms. Kaiser’s services to the Company as its Chief Executive Officer, effective August 4, 2025. The agreement is for a term of five years and automatically renews for successive one-year periods unless either party provides 180 days’ notice of non-renewal. Pursuant to the agreement, Ms. Kaiser is entitled an annual salary consisting of $500,000 in cash and $500,000 worth of TON tokens (totaling $1 million annually) for her services. The agreement also provides for an annual equity grant of ALP shares worth $1.5 million and an annual long-term incentive grant of ALP shares worth $2 million, in each case based on five-year company performance metrics. In addition, Ms. Kaiser is eligible for a discretionary performance bonus of up to $2 million in cash, $2 million in TON tokens, and $6 million in ALP shares, in each case subject to Board approval. Since the commencement of her engagement, the cash portion of Ms. Kaiser’s annual salary has been paid in accordance with the agreement, while the TON token portion of her salary has accrued but has not yet been paid. In the event that Ms. Kaiser is terminated without cause, she is entitled to compensation equal to two years of her annual base salary, two times her annual target bonus, and the pro-rated portion of her current year bonus.

Enzo Villani: The Company entered into an independent contractor agreement with Alpha Sigma Capital Advisors, LLC, an affiliate of Mr. Villani, setting forth the terms and conditions for Mr. Villani’s services to the Company as its Chief Investment Officer and Board Chairman, effective September 25, 2025. The agreement is for a term of five years and automatically renews for successive one-year periods unless either party provides 180 days’ notice of non-renewal. Pursuant to the agreement, Mr. Villani is entitled to an annual salary consisting of $300,000 in cash and $300,000 worth of TON tokens (totaling $600,000 annually) for his services. The agreement also provides for an annual equity grant of ALP shares worth $300,000 and an annual long-term incentive grant of ALP shares worth $1.2 million, in each case based on five-year company performance metrics. In addition, Mr. Villani is eligible for a discretionary performance bonus of up to $1.2 million in cash, $1.2 million in TON tokens, and $1.2 million in ALP shares, in each case subject to Board approval. Since the commencement of his engagement, the cash portion of Mr. Villani’s annual salary has been paid, while the TON token portion of his salary has accrued but has not yet been paid. In the event that Mr. Villani is terminated without cause, he is entitled to compensation equal to two years of his annual base salary, two times his annual target bonus, and the pro-rated portion of his current year bonus.

Yury Mitin: The Company entered into an independent contractor agreement with Red Shark Ventures Inc., an affiliate of Mr. Mitin, setting forth the terms and conditions for Mr. Mitin’s services to the Company as its Chief Business Development Officer, effective September 25, 2025. The agreement is for a term of five years and automatically renews for successive one-year periods unless either party provides 180 days’ notice of non-renewal. Pursuant to the agreement, Mr. Mitin is entitled to an annual salary consisting of $300,000 in cash and $300,000 worth of TON tokens (totaling $600,000 annually) for his services. The agreement also provides for an annual equity grant of ALP shares worth $300,000 and an annual long-term incentive grant of ALP shares worth $1.2 million, in each case based on five-year company performance metrics. In addition, Mr. Mitin is eligible for a discretionary performance bonus of up to $1.2 million in cash, $1.2 million in TON tokens, and $1.2 million in ALP shares, in each case subject to Board approval. Since the commencement of his engagement, the cash portion of Mr. Mitin’s annual salary has been paid, while the TON token portion of his salary has accrued but has not yet been paid. In the event that Mr. Mitin is terminated without cause, he is entitled to compensation equal to two years of his annual base salary, two times his annual target bonus, and the pro-rated portion of his current year bonus.

Wes Levitt: The Company entered into an independent contractor agreement with Wes Levitt setting forth the terms and conditions for his services to the Company as its Chief Financial Officer, effective October 24, 2025. The agreement is for a term of five years and automatically renews for successive one-year periods unless either party provides 180 days’ notice of non-renewal. Pursuant to the agreement, Mr. Levitt is entitled to an annual salary of $250,000 in cash and $250,000 worth of TON tokens (totaling $500,000 annually) for his services. Mr. Levitt’s agreement also provides for an annual equity grant of ALP shares worth $250,000. In addition, Mr. Levitt is eligible for a discretionary performance bonus of up to $1 million in cash, $1 million in TON tokens, and $1 million in ALP shares, in each case subject to Board approval. Since the commencement of his engagement, the cash portion of Mr. Levitt’s annual salary has been paid, while the TON token portion of his salary has accrued but has not yet been paid. In the event that Mr. Levitt is terminated without cause, he is entitled to compensation equal to two years of his annual base salary, two times his annual target bonus, and the pro-rated portion of his current year bonus.

Liza Horowitz: The Company entered into an independent contractor agreement with Liza Horowitz setting forth the terms and conditions for her services to the Company as its Chief Operating Officer, effective June 1, 2026. The agreement is for a term of four years and automatically renews for successive one-year periods unless either party provides 90 days’ notice of non-renewal. Pursuant to the agreement, Ms. Horowitz is entitled to an annual salary of $250,000 in cash for her services. Ms. Horowitz’ agreement also provides for an annual equity grant of ALP shares worth $100,000. In addition, Ms. Horowitz is eligible for a discretionary performance bonus of up to $250,000. In the event that Ms. Horowitz is terminated without cause, she is entitled to compensation equal to 6 months of her annual base salary.

Alexander Pickett: PDS entered into a consultant agreement with Arctos Strategy, LLC setting forth the terms and conditions for Mr. Pickett’s services to the Company as its Interim Chief Executive Officer, effective December 15, 2024 through March 15, 2025. Since that time, Mr. Pickett and the Board have extended the term of the contract on a month-by-month basis. Pursuant to the agreement, the Company shall pay $1.00 per month for Mr. Pickett’s services. Mr. Pickett will not be eligible to participate in any Company retirement, pension, life, health, accident and disability insurance, or other employee benefit plans for the Company’s executive officers or employees other than the 2021 Equity Incentive Plan. Mr. Pickett resigned as Chief Executive Officer on August 2, 2025 and departed the Board of Directors on December 19, 2025.

Ian Walters: PDS entered into a Services Agreement with Dr. Walters effective December 15, 2021 (the “CEO Services Agreement”). The directors resolved not to renew the CEO Services Agreement and notification was duly provided to Dr. Walters on December 4, 2024. Dr. Walters served as our CEO through December 14, 2024.

Andrea Park: PDS entered into an employment agreement with our Chief Financial Officer Andrea Park, effective September 30, 2024 (the “Park Employment Agreement”). Pursuant to the Park Employment Agreement, Ms. Park’s annual base salary was set at $325,000. Under the Park Employment Agreement, Ms. Park is eligible to a $50,000 bonus upon consummation of a reverse merger transaction or similar transaction, if any. Ms. Park left the Company in October 2025.

The total executive and officer compensation earned which was paid or accrued by the Company as of March 31, 2026 amounted to $5.8 million.

Director Compensation

Non-Executive Director Compensation Policy

On March 6 2026, the Board replaced the “Non-Executive Director Compensation Policy” (the “Cancelled Policy”), which had been effective since March 7, 2025. In its place, the Board adopted and approved, effective as of March 6, 2026, the Non-Executive Director Compensation Policy, pursuant to which each non-executive director of the Company is entitled to an annual cash retainer of $75,000, to be paid in arrears, as well as an annual cash retainer of $10,000 for service as a member, or $20,000 for service as the Chair, of each of the Audit, Compensation or Nominating and Corporate Governance Committees. Upon election to the Board, each non-executive director will receive a grant of RSUs equal to $150,000 in value based on the Company’s closing share price on the grant date, and thereafter, on each anniversary of the director’s commencement of service, an annual RSU grant equal to $100,000 in value. The initial RSU award vests in equal quarterly installments over a four-year period from the grant date, subject to a one-year cliff and the director’s continued service through each applicable vesting date. Annual RSU awards likewise vest in equal quarterly installments over a four-year period, subject to the director’s continued service through each applicable vesting date.

On March 7, 2025, the Board replaced the “Non-Executive Director Compensation Policy” prior to the Cancelled Policy (the “Prior Policy”), which had been effective since January 1, 2022. Payments under the Prior Policy had been suspended since April 2024, with directors waiving their entitlement to such fees during that period. To replace the Prior Policy, the Board adopted and approved, effective as of March 7, 2025, the Cancelled Policy, pursuant to which each person serving as a director of the Company, regardless of executive employment status, was entitled to an annual cash retainer of $30,000, to be paid in arrears, upon confirmation by the Board that the Company has sufficient funds available for payment without adversely impacting the then-available, necessary working capital. In addition, the policy also provided for a cash fee in the amount of $25,000 to each person then serving as a director of the Company upon the consummation of a reverse merger transaction or similar transaction, if any.

The Company incurred Board fees totaling $232,500, $180,000, and $273,250 during the years ended March 31, 2026, 2025, and 2024, respectively. Dr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their Board fees for the three months ended March 31, 2024.

(C) BOARD PRACTICES

Audit Committee

As of March 31, 2026, our Audit Committee consisted of F. Dan Siciliano and Michael Terpin, who are both independent directors as determined by Nasdaq rules. Earlier in Fiscal 2026, our Audit Committee consisted of Steven Mintz, Justin Stebbing, and Jean-Christophe Renondin, each of whom resigned during Fiscal 2026. Mr. Siciliano serves as the Chair of the Audit Committee. The Board has determined that each member of our Audit Committee meets the financial literacy requirements of the Nasdaq listing standards and satisfies the independence requirements of Exchange Act Rule 10A-3 and applicable Nasdaq audit committee requirements, subject to any disclosed home-country exemptions. In addition, the Board has determined that Mr. Siciliano is an “audit committee financial expert” within the meaning of Item 407(d) of Regulation S-K under the Exchange Act. Mr. Siciliano has more than 20 years of corporate, technology and governance experience, including services as CEO of a private market and startup equity exchange. He has served on the boards of numerous private and public corporations, including serving as Chairman of the Federal Home Loan Bank of San Francisco and was a professor at Stanford Law School and co-founder of Stanford’s Rock Center for Corporate Governance.

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

Compensation Committee

As of March 31, 2026, our Compensation Committee consisted of F. Dan Siciliano and Michael Terpin. Mr. Terpin serves as Chair of the committee. Earlier in Fiscal 2026, our Compensation Committee consisted of Jim Mellon, Gregory Bailey, and Steven Mintz, each of whom resigned during Fiscal 2026. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of our Compensation Committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our Compensation Committee will, among other things:

•	review annually our compensation strategy, including base salary, incentive compensation and equity-based plans, including whether to adopt, amend and terminate compensation plans or arrangements;
•	review and approve, or recommend to the Board for review and approval, annually our corporate goals and objectives, including those applicable to the compensation of the CEO and to the extent applicable, other executive officers;
•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;
•	administer our stock and equity incentive plans;
•	review and approve, or make recommendations to our board of directors regarding, incentive compensation and equity plans;
•	evaluate the efficacy of our compensation policy and strategy in achieving gender and minority pay parity, positive social impact and attracting a diverse workforce; and
•	establish and review general policies relating to compensation and benefits of our employees.

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

Nominating Committee

As of March 31, 2026, our Nominating Committee consisted of F. Dan Siciliano and Michael Terpin, who are both independent directors as determined by Nasdaq rules. Mr. Siciliano serves as Chair of the committee. Earlier in Fiscal 2026, our Nominating Committee consisted of Jean-Christophe Renondin, Justin Stebbing, and Gregory Bailey, each of whom resigned during Fiscal 2026. During Fiscal 2025, our Nominating Committee consisted of Jean-Christophe Renondin, Justin Stebbing, and Gregory Bailey. Our Nominating Committee will, among other things:

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

Code of Business Conduct

The Company has established a Code of Conduct applicable to our directors, officers and employees. The Code of Conduct is accessible on our website at www.alphacompute.ai. If we make any substantive amendments to the Code of Conduct or grant any waiver, including any implicit waiver, from a provision of the Code of Conduct to our officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 6-K.

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

(D) EMPLOYEES

We had two full-time employees as of March 31, 2026, as compared to three employees as of March 31, 2025. The employees are located in the United States. The two employees oversee business operations and management of clinical development. We also use the services of consultants and contractors.

(E) SHARE OWNERSHIP

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 15, 2026, by (i) each of our executive officers, (ii) each of our directors, (iii) all of our directors and executive officers as a group; and (iv) each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares. The table does not include holders of securities subject to a 4.99% or greater blocker provision.

Beneficial ownership is determined according to Rule 13d-3 of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options, warrants and rights that are currently exercisable or exercisable within 60 days of July 15, 2026. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of July 15, 2026. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. To our knowledge, no ordinary shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Ordinary Shares
	Beneficially Owned
Directors and Executive Officers:	Number	Percentage
Brittany Kaiser	370,777	*
Enzo Villani	760,962	*
Liza Horowitz	-	*
Wes Levitt	-	*
Yury Mitin	247,185	*
Michael Terpin	-	*
F. Daniel Siciliano	-	*

All directors and executive officers as a group (7 individuals)	1,378,924	1.89%

5% Shareholders:
Not applicable	N/A	*

*Less than 1%

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

The following subsidiaries and associates are considered related parties:

(a)	SalvaRx, a wholly owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;
(b)	iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-Alpha Compute director resigned from the iOx board leaving two Alpha Compute insiders as directors. The management team of Alpha Compute comprises the management team of iOx.
(c)	Saugatuck. Saugatuck is 70% owned by the Company and is controlled by Alpha Compute.

(d)	Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Alpha Compute through shared services agreements.
(e)	SalvaRx LLC, a wholly owned subsidiary through SalvaRx incorporated in Delaware;
(f)	Saugatuck Rx LLC, a wholly owned subsidiary of Saugatuck incorporated in Delaware; and
(g)	Tarus Therapeutics, LLC (“Tarus”), a wholly owned subsidiary of Alpha Compute incorporated in Delaware.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this section.

The following are related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

Board Resignations and Appointments

On April 25, 2024, Mark Simon resigned all of his positions on the Board of Directors, and on April 26, 2024, Linda Kozick and Dr. Robert Glassman resigned all of their positions on the Board of Directors. On April 30, 2024, Dr. Jean -Christophe Renondin and Dr. Justin Stebbing were elected to the Board. On August 3, 2025, Justin Stebbing, and Jean-Christophe Renondin resigned from the Board of Directors and Brittany Kaiser was appointed to the Board. On September 25, 2025, Gregory Bailey and James Mellon resigned from the Board of Directors and Michael Terpin and Enzo Villani were appointed to the Board. On December 19, 2025, Alexander Pickett resigned from the board of directors of the Company. On February 6, 2026 Steven Mintz resigned from the board of directors and was replaced with F. Dan Siciliano.

Advisory Agreement

On August 20, 2025, the Company entered into an independent contractor agreement with Ralph Matthew McKibbin (the “McKibbin Agreement”), pursuant to which Mr. McKibbin will provide development advisory services to the Company. Mr. McKibbin is entitled to an equity grant in options at a strike price equal to the fair market value on the date of the grant of 0.25% of the issued and outstanding ordinary shares of the Company after giving effect to the number of issued and outstanding ordinary shares of the Company as of immediately after the Closing. 50% of the options will vest immediately and the remaining 50% shall vest in equal installments over a 12-month period. Due to the relationship between Ms. Kaiser and Mr. McKibbin, the McKibbin Agreement is a related party transaction for Ms. Kaiser.

Relationship with DecentraNet

DecentraNet is an early-stage venture investment fund and advisory firm. They invest at the earliest stages (F&F, Pre-Seed, and Seed), and have advisory clients ranging from startups to multi-billion dollar public companies. In Fiscal 2026 the Company paid DecentraNet a total of $55,000 for advisory and fundraising services. Mr. McKibbin is the founder of DecentraNet and a related party to the Company.

Retention Agreements and General Releases

On July 22, 2024, the Company and Portage Development Services, Inc. entered into a Retention Agreement and General Release (“Retention Agreement”) with each of Allan Shaw, the Company’s former Chief Financial Officer (“Employee”) and Joseph Ciavarella, the Company’s former controller (“Consultant”). Under the terms of each of the Retention Agreements, Employee’s current employment agreement and Consultant’s current consulting agreement both terminated on July 22, 2024, except with respect to certain provisions. In return for continuing to provide services to the Company and its affiliates and completing certain tasks as described in the respective Retention Agreements, the Company paid an aggregate $0.2 million (the “Retention Amount”) to Employee and Consultant, in addition to their monthly pay through September 30, 2024.

The Company accrued the Retention Amount, as well as the monthly pay totaling $0.2 million through September 30, 2024, in the consolidated financial statements for the three months ended June 30, 2024, as the material terms of the Retention Agreements were known and agreed upon at June 30, 2024. In accordance with the terms of the Retention Agreements, the Company paid in full the Retention Amount and issued 14,348 ordinary shares to the Employee and Consultant in lieu of cash bonuses accrued in Fiscal 2023 totaling $0.1 million by September 30, 2024, the date on which the Employee’s employment and the Consultant’s consulting relationship with the Company and its affiliates ended.

Relationship with Compedica

As discussed in Note 10, the Company acquired an equity interest in Compedica, a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a share-for-share transaction whereby Compedica obtained a corresponding 27.4% interest in the Company, which was subsequently diluted in connection with the private financing in September 2025. As of September 30, 2025, Compedica owned 11.9% of the Company’s ordinary shares issued and outstanding. At the time of the Compedica investment, Jim Mellon was a director of both Compedica and the Company and a greater than 5% owner of the Company.

On February 6, 2026, the Company and Compedica agreed to exchange their ownership interests in the counterparty with each other, with the 625,000 shares in the Company held by Compedica being returned to the Company’s treasury and the investment being exited. The shares were returned to the Company treasury stock on May 21, 2026. As of March 31, 2026, the Company no longer has any affiliation with Compedica, its employees, or directors, excepting the 625,000 Company shares to be returned, which was completed on May 21, 2026.

Asset Management Agreement

At the closing of the Company’s financing on September 25, 2025, the Company entered into an Asset Management Agreement (the “Asset Management Agreement”) with Alpha Sigma Capital, LLC (the “Asset Manager”). Pursuant to the Asset Management Agreement, the Asset Manager shall provide discretionary investment management services with respect to, among other assets (including without limitation certain subsequently raised funds), certain of the Company’s net proceeds from the Offering (the “Account Assets”) in accordance with the terms of the Asset Management Agreement.

Under the Asset Management Agreement, the Company shall pay the Asset Manager an asset-based fee equal to 1.0% per annum of the Account Assets. The Account Assets managed under the agreement are held in the name of the Company and remain under Company control. The agreement term is one year, after which it renews automatically and can be terminated by the Company with 90 days’ notice, provided that the Company has decided to end the TON digital asset treasury strategy. The total amount paid under this agreement in FY 2026 was $80,918.

The Asset Manager is mandated to invest the Account Assets principally with a long-only strategy primarily in TON, including staking (and restaking) TON to improve returns. The Asset Manager is not permitted to invest in any OTC derivatives, futures contracts, or option contracts that would require the Asset Manager to register as a commodity pool operator or commodity trading advisor.

Mr. Enzo Villani, Chief Investment Officer of the Company, is the Chief Executive Officer and Chief Investment Officer of the Asset Manager. Alpha Sigma Capital was also an investor in the Company’s September 2025 financing.

Relationship with Content Syndicate

Content Syndicate (dba Blockchain Wire) is a press release distribution service focused on news from blockchain and crypto companies and projects. Their global reach includes distribution to broadcast and online media outlets, social media sites, trade publications, leading blogs, industry executives, influencers and investors. They offer multiple distribution options, ease-of-use, broad partnership integrations and a dedicated client services team. In Fiscal 2026 we paid Content Syndicate a total of $167,462.50 for distribution and placement of press releases and media buys. Content Syndicate is a related party by virtue of being owned by Enzo Villani and Michael Terpin.

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

In January 2018, the Company declared and distributed its then holdings of common shares of Biohaven Pharmaceuticals Holding Company Ltd. as share dividend. Whether or not the Board of Directors will determine to do any other distributions of property of the Company in the future is in their sole discretion and will depend on their determination at the future time.

All shares held by the above persons carry the same rights as the other holders of the ordinary shares of the Company.

(B)	SIGNIFICANT CHANGES

On March 19, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Animoca Brands Limited (“Animoca Brands”) to acquire a 60% controlling equity interest in Ga Mee Global Limited (“GaMee Global”), a company incorporated in Hong Kong and wholly owned subsidiary of Animoca Brands, and certain digital tokens (the “GaMee Transaction”). GAMEE is a gaming and entertainment platform within Telegram's ecosystem and provides the Company with additional distribution and customer acquisition opportunities within the decentralized AI space. Animoca Brands, prior to closing, will conduct a reorganization to transfer 100% of the equity of Gamee Limited, a company incorporated in the United Kingdom (the “UK Company”) to GaMee Global. The UK Company owns the entire equity in Gamee Mobile s.r.o., a company incorporated under the laws of the Czech Republic (the “Czech Company” and together with GaMee Global and the UK Company, “GaMee”). Under the terms of the SPA, at the closing of the GaMee Transaction (“Completion”), the Company has agreed to pay total upfront consideration of $3.5 million (the “Completion Consideration”), comprised of: (i) $1.5 million in cash, and (ii) $2.0 million in equity consideration in the Company, valued at $1.00 per share. The equity portion of the Completion Consideration under subparagraph (ii) is structured as a combination of ordinary shares of the Company (“Ordinary Shares”) and pre-funded warrants exercisable for Ordinary Shares (“Pre-Funded Warrants”). Specifically, at Completion, Animoca Brands will receive: (i) 99,800 Ordinary Shares, and (ii) Pre-Funded Warrants exercisable for 1,900,200 Ordinary Shares, representing the balance of the equity portion of the Completion Consideration. The GaMee Transaction closed on May 27, 2026.

ITEM 9 – THE OFFER AND LISTING

(A)	OFFER AND LISTING DETAILS

Our ordinary shares have been listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “ALP” since April 21, 2026. Previously, our ordinary shares were listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “PRTG” through August 10, 2025 and under the symbol “ATON” through April 20, 2026.

The following table outlines the annual high and low market prices for an ordinary share for the five most recent fiscal years. Except as noted, otherwise, data presented is adjusted for the 1-for-20 reverse share split completed on August 15, 2024.

	High	Low
	Nasdaq	Nasdaq
Year ended March 31,	US$	US$
2026	11.85	0.30
2025	11.06	2.15
2024	77.40	8.13
2023	239.00	52.00
2022	856.20	131.40

The following table outlines the high and low market prices for an ordinary share for each fiscal financial quarter for the two most recent fiscal periods and subsequent periods:

	High	Low
	Nasdaq	Nasdaq
Quarter ended:	US$	US$
31-Mar-26	1.30	0.30
31-Dec-25	10.91	0.58
30-Sep-25	9.97	5.09
30-Jun-25	11.85	4.90
31-Mar-25	9.60	3.96
31-Dec-24	9.04	3.00
30-Sep-24	10.21	2.15
30-Jun-24	11.06	4.24
31-Mar-24	37.80	8.13

The following table outlines the high and low market prices for each of the most recent six months:

	High	Low
	Nasdaq	Nasdaq
Month	US$	US$
June 2026	0.37	0.24
May 2026	0.45	0.24
April 2026	0.34	0.18
March 2026	0.42	0.30
February 2026	0.64	0.40
January 2026	1.30	0.60

(B)	PLAN OF DISTRIBUTION

Not applicable.

(C)	MARKETS

The Company's ordinary shares currently trade in one place. Our ordinary shares have been listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “ALP” since April 14, 2026. Previously, our ordinary shares were listed for trading on Nasdaq on the Nasdaq Capital Market under the symbol “PRTG” through August 10, 2025 and under the symbol “ATON” through April 13, 2026. Before April 23, 2021, the Company’s ordinary shares were traded in two places.

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

General

We amended our Memorandum of Association and Articles of Association (“M&A”) on September 20, 2022 and filed an updated version thereof with the Registrar of Companies in the British Virgin Islands on September 20, 2022. Subsequently, we amended our M&A on August 11, 2025 to reflect the Company’s name change to AlphaTON Capital Corp, and on April 14, 2026 to reflect the Company’s name change to Alpha Compute Corp.

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

Board of directors

We are managed by a board of directors, which consisted of four directors at March 31, 2026. Our M&A provide that the board of directors may be established by the board of directors up to a maximum of 15 members.

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

Fair value of Financial Instruments

Our financial assets and liabilities are comprised of cash and cash equivalents, receivables, stablecoin, digital assets receivable and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, put right liability, TON payable, warrant liability, deferred purchase price payable and deferred obligation.

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

Our financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk, Digital Asset Risk, and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s consolidated statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2026 and 2025, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

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

Digital Asset Risk

The Company is subject to various risks including market risk, liquidity risk and other risks related to its concentration in TON and other digital assets. Investing in digital assets is currently highly speculative and volatile.

The price of our digital assets has been, and will likely continue to be, highly volatile. Our financial results and the market price of our ordinary shares could be materially and adversely affected if the price of our digital assets decreases substantially, as it has in the past, including as a result of shifts in market sentiment, speculative trading, macroeconomic trends, technology-related disruptions and regulatory announcements.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling digital assets. Accordingly, volatility in our earnings may be significantly more than what we experienced in prior periods, and it may be difficult to evaluate the Company’s business and future prospects. We also may need to perform an analysis each quarter to identify whether events or changes in circumstances indicate that our digital assets are impaired.

The Company will face risks relating to the custody of its digital assets. Cybersecurity threats, including hacking, phishing and other malicious attacks, could result in the loss, theft or misappropriation of our digital assets. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our private keys, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially and adversely affected.

There is a risk that some or all of the Company’s digital assets could be lost or stolen. There can be no assurance that our custodians will maintain adequate insurance or that such coverage will cover any losses with respect to the Company’s digital assets. Further, transactions in digital assets are irrevocable. Stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed transactions of the Company’s digital assets could adversely affect an investment in the Company’s ordinary shares.

The Company’s shareholders have no specific rights to any specific digital assets. In the event of the insolvency of the Company, its assets may be inadequate to satisfy a claim by its shareholders.

The SEC has stated that certain digital assets may be considered securities under federal securities laws. The test for determining whether a particular digital asset is a security is complex and difficult to apply, and the outcome is difficult to predict. Future developments could change the legal status of digital assets we hold. If our digital assets are determined to be securities under federal or state securities laws or in a proceeding in a court of law, or otherwise, it may have material adverse consequences for our digital assets, making them more difficult to be traded, cleared or custodied compared to other digital assets that are not considered securities. In addition, if our digital assets are considered securities, the Company could be considered an unregistered investment company under the Investment Company Act of 1940, which could necessitate the Company’s liquidation. If the Company is required to comply with additional regulatory obligations, it could result in a significant increase in operating expenses and make it difficult to continue our current operations, which would materially and adversely affect our business, financial condition and results of operations.

As a company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 17, “Capital Stock and Reserves,” for a discussion of the Company’s share offering and current funding levels.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under these criteria, management identified material weaknesses in our internal controls over financial reporting and, as a result, management concluded that our internal control over financial reporting was not effective as of March 31, 2026.

Management identified the following material weaknesses in our internal control over financial reporting.

•                 Ineffective implementation of Information Technology General Controls (“ITGCs”) including insufficient segregation of duties, oversight of service organizations and lack of formal user access reviews;

•                 A lack of segregation of duties in the accounting and finance functions result in inadequate controls relating to the documentation of the review and approval of reconciliations and other schedules prepared internally to be included or disclosed in the financial statements;

•                 Management lacks the number of skilled persons that it requires given the complexity of the Company's reporting requirements, including the staff and expertise to apply complex accounting principles, specifically those relating to business combination accounting, income taxes, warrant liabilities, equity transactions, digital assets and fair value estimates; and

•                 The Company did not complete a Sarbanes-Oxley (SOX) Section 404A assessment.

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

Changes in Internal Control over Financial Reporting and Planned Remediation Activities

Management continues to improve its control over financial reporting and leverages experienced personnel, including consultants to perform ongoing IFRS and SEC compliance requirements. In April 2026, we engaged with an external consultant for a comprehensive review of internal controls and Sarbanes-Oxley compliance, with improvements to our processes to be implemented throughout Fiscal 2027.

ITEM 16A – AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Siciliano is an “audit committee financial expert,” as such term is defined in Part II Item 16A.(b) of the General Instructions to Form 20-F, and is “independent,” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

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

The reports of Marcum regarding the Company’s consolidated financial statements for the fiscal years ended March 31, 2024, 2023 and 2022, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except for the inclusion of an explanatory paragraph in the audit report for the fiscal years ended March 31, 2024, 2023 and 2022 as to the Company’s ability to continue as a going concern.

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

The following outlines the expenditures for accounting fees paid or accrued to our independent public accountants, for the fiscal years ended March 31, 2026 and 2025 by CBIZ CPAs and Marcum:

	CBIZ CPAs		Marcum		Total
	2026	2025	2026	2025	2026	2025

Audit fees(1)	$638,600	$128,750	$-	$201,253	$638,600	$330,003
Audit-related fees(2)	$-	$-	$-	$16,995	$-	$16,995

(1)	“Audit fees” means the aggregate fees incurred in connection with the audit of our annual consolidated financial statements included in our Annual Report on Form 20-F, review of the six month consolidated interim financial statements included in our Form 6-K, and services normally provided by our independent public accountants in connection with statutory and regulatory filings or engagements.

(2)	"Audit-related fees” relate to assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “audit fees.” This category would include fees related to non-routine SEC filings.

Our Audit Committee requires pre-approval of all audit and non-audit services. Other than de minimis services incidental to audit services, non-audit services shall generally be limited to tax services such as advice and planning and financial due diligence services. All fees for such non-audit services must be approved by the Audit Committee, except to the extent otherwise permitted by applicable SEC regulations. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals, provided such approvals are presented to the Audit Committee at a subsequent meeting. During the years ended March 31, 2026 and 2025, 100% of the fees paid to our independent public accountants were approved by the Audit Committee.

We did not have any engagement with our independent public accountants during the Fiscal 2026 and Fiscal 2025 with respect to professional services for tax compliance, tax advice or tax planning or for any audit-related services.

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

On February 6, 2026, the Company and Compedica agreed to exchange their ownership interests in the counterparty with each other, with the 625,000 shares in the Company held by Compedica being returned to the Company’s treasury and the investment being exited.

On September 25, 2025, the Company completed the sale of 3,415,780   ordinary shares at a per share price of $5.73, and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary share (less $0.001 per pre-funded warrant) for gross proceeds of approximately $34.5 million, consisting of cash of $3.3 million and digital assets and stablecoin of $32.9 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury.

During the fiscal year ended March 31, 2026, the Company sold 4,062,632 ordinary shares under the ATM program, generating net proceeds of approximately $12.0 million.

On January 13, 2026, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company offered for sale to the Purchasers in a registered direct offering an aggregate of 5,230,000 ordinary shares and, in lieu thereof, pre-funded warrants to purchase up to 9,770,000 ordinary shares. The net proceeds from the Offering were approximately $12.7 million.

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

Over the last three years, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect is, including our business, results of operations, or financial condition.

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

ITEM 18 – FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1 of this Annual Report.

Exhibits are listed in Item 19 hereof and filed as part of this Annual Report.

ALPHA COMPUTE CORP

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Alpha Compute Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alpha Compute Corp (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended March 31, 2024, were audited by Marcum LLP, whose report dated August 14, 2024, included an explanatory paragraph expressing significant doubt about the Company’s ability to continue as a going concern.

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

Critical Audit Matter Description

As discussed in Note 12 to the consolidated financial statements, the Company issued put options to certain investors in connection with a financing transaction in which investors contributed digital assets in exchange for ordinary shares and pre-funded warrants. The put options provide investors with the right, subject to specified terms and conditions, to require the Company to repurchase the subscribed shares in exchange for the digital assets originally contributed in the financing transaction. The Company accounted for the put options as financial liabilities and measured them at fair value.

Auditing the valuation of the put option liabilities was especially challenging and involved a high degree of auditor judgment due to the subjectivity associated with fair value measurements. The valuations required management to apply complex valuation methodologies and utilize significant inputs and assumptions regarding the potential exercise of the put rights, the expected timing of settlement, future market values of their own equity and the underlying digital assets, and other transaction-specific contractual provisions. The fair value estimate was sensitive to changes in these assumptions, and the audit required specialized skills and knowledge in evaluating the valuation methodology and significant inputs and assumptions.

Accordingly, we determined that the valuation of the put option liabilities was a critical audit matter.

How the Critical Audit Matter was addressed in the Audit

Our audit procedures related to the valuation of the put option liabilities included, among others:

•	Assessing the qualifications and competence of the third party specialist.
•	Reading the put option agreements and related transaction documents to evaluate the contractual terms and conditions affecting the valuation.
•	Utilizing our internal valuation specialist to assist in evaluating the valuation methodologies and significant inputs and assumptions applied by management.
•	Evaluating the adequacy of the related disclosures in the consolidated financial statements.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2019. (such date takes into account the acquisition of the attest business of Marcum llp by CBIZ CPAs P.C. effective November 1, 2024).

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Alpha Compute Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows of Alpha Compute Corp (the “Company”) for the year ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the operations and cash flows of the Company for the year ended March 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

New York, NY

August 14, 2024

F-3

ALPHA COMPUTE CORP

Consolidated Statements of Financial Position

(U.S. Dollars in thousands)

		March 31,
	Notes	2026	2025

Assets
Current assets
Cash and cash equivalents	4	$486	$1,670
Restricted cash	4	200	—
Accounts receivable	4	21	—
Stablecoin	6	21	—
Digital assets at fair value, TON, current	7	1,291	—
Prepaid expenses and other receivables	5	1,984	555
Total current assets		4,003	2,225
Non-current assets
Digital assets at fair value, TON, net of current portion	7	1,201	—
Right-of-use asset	9	413	—
Property, plant, and equipment, net	9	1,283	—
Equipment deposits	9	9,308	—
Other assets	5	3,322	—
Total non-current assets		15,527	—
Total assets		$19,530	$2,225

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	13	$4,146	$1,100
TON payable to settle put rights exercised	12	1,425	—
Lease liability - current	14	65	—
Put right liability	12	7,105	—
Total current liabilities		12,741	1,100
Non-current liabilities
Lease liability - non-current	14	73	—
Warrant liability	11	192	1,952
Total non-current liabilities		265	1,952
Total liabilities		13,006	3,052

Commitments and Contingent Liabilities (Note 20)

Shareholders’ Equity
Capital stock	17	$266,053	$221,800
Stock option reserve	18	25,275	23,530
Accumulated deficit		(284,079)	(245,453)
Treasury stock	17	(20)	—
Total equity attributable to owners of the Company		7,229	(123)
Non-controlling interest	25	(705)	(704)
Total equity		6,524	(827)
Total liabilities and equity		$19,530	$2,225

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA COMPUTE CORP

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

(U.S. Dollars in thousands, except per share amounts)

		March 31,
	Notes	2026	2025	2024
Revenues	4	$97	$—	$—

Expenses
Research and development		2,801	3,129	12,535
General and administrative expenses		20,199	4,254	5,664
Depreciation and amortization expense	9	193	35	54
Loss from operations		(23,096)	(7,418)	(18,253)
Change in fair value of warrant liability	11	2,883	(388)	6,868
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone		—	—	11,305
Change in fair value of put rights, net of redemptions	12	(5,959)	—	—
Loss on revaluation of digital assets	7	(1,411)	—	—
Loss on revaluation of digital asset receivables	8	(1,497)	—	—
Realized loss on sale of digital assets	7	(1,700)	—	—
Realized loss on novation of digital assets to investor	7	(676)	—	—
Gain on settlement with Parexel - iOx CRO	19	—	946	—
Loss on Registered Direct Offering		—	—	(2,432)
Offering costs		—	—	(662)
Impairment loss - iOx IPR&D		—	—	(57,890)
Impairment loss - Tarus IPR&D		—	—	(23,615)
Impairment loss - Stimunity		—	—	(1,002)
Impairment loss - Saugatuck		—	—	(178)
Commitment fee under Committed Purchase Agreement		—	—	(839)
Gain on dissolution of investment in associate		—	—	27
Gain from sale of investment in public company		—	—	725
Impairment loss - investment in Compedica	10	(4,804)	—	—
Loss on revaluation of investment in Compedica	10	(182)	—	—
Change in fair value of TON payable to settle put rights exercised	12	51	—	—
Gain on settlement of TON payable	12	336	—	—
Loss on settlement of put right liability	12	(916)	—	—
Foreign exchange transaction (loss) gain		(1)	(7)	7
Interest (expense) income, net		(1,014)	86	242
Gain on extinguishment of debt	15	255	—	—
Share of losses from equity method investment	10	(44)	—	(233)
Loss before benefit for income taxes		(38,627)	(6,781)	(85,930)
Income tax benefit	16	—	3	10,548
Net loss		(38,627)	(6,778)	(75,382)
Other comprehensive loss
Net unrealized loss on investments		—	—	(38)
Total comprehensive loss for period		$(38,627)	$(6,778)	$(75,420)

Net loss attributable to:
Owners of the Company		$(38,626)	$(6,767)	$(75,339)
Non-controlling interest	25	(1)	(11)	(43)
Net loss		$(38,627)	$(6,778)	$(75,382)

Comprehensive loss attributable to:
Owners of the Company		$(38,626)	$(6,767)	$(75,377)
Non-controlling interest	25	(1)	(11)	(43)
Total comprehensive loss for period		$(38,627)	$(6,778)	$(75,420)

Loss per share
Basic and diluted	19	$(4)	$(5.72)	$(77.83)

Weighted average shares outstanding
Basic and diluted	19	9,248	1,183	968

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA COMPUTE CORP

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(U.S. Dollars in thousands)

							Equity
	Number		Stock		Other		Attributable	Non-
	of	Capital	Option	Treasury	Comprehensive	(Accumulated	to Owners	Controlling	Total
	Shares*	Stock	Reserve	Stock	Loss	Deficit)	of Company	Interest	Equity
Balance, April 1, 2023 (Pre-Split)	17,606
Balance, April 1, 2023 (After 1-for-20 reverse share split)	880	$218,782	$21,204	$—	$(4,325)	$(159,616)	$76,045	$(650)	$75,395
Share-based compensation expense	—	—	2,637	—	—	—	2,637	—	2,637
Shares issued under Registered Direct Offering	98	—	—	—	—	—	—	—	—
Shares issued related to the ATM agreement, net of share issuance costs	9	662	—	—	—	—	662	—	662
Shares issued or accrued for services	1	50	—	—	—	—	50	—	50
Shares issued pursuant to distribution of restricted stock units	1	5	—	—	—	—	5	—	5
Derecognition of investment in public company	—	—	—	—	4,363	(4,363)	—	—	—
Net unrealized loss on investments	—	—	—	—	(38)	—	(38)	—	(38)
Net loss for the year	—	—	—	—	—	(75,339)	(75,339)	(43)	(75,382)
Balance, March 31, 2024	989	$219,499	$23,841	$—	$—	$(239,318)	$4,022	$(693)	$3,329
Share-based compensation expense	—	—	321	—	—	—	321	—	321
Correction of prior period overstated share-based compensation expense	—	—	(632)	—	—	632	—	—	—
Shares issued under private placement, net of share issuance costs	524	2,150	—	—	—	—	2,150	—	2,150
Pre-Funded warrants exercised	60	1	—	—	—	—	1	—	1
Additional round up shares issued for fractional shares in connection with 1-for-20 reverse share split	52	—	—	—		—	—	—	—
Shares issued for accrued bonuses	19	120	—	—	—	—	120	—	120
Shares issued pursuant to distribution of restricted stock units	9	30	—	—	—	—	30	—	30
Net loss for the year	—	—	—	—	—	(6,767)	(6,767)	(11)	(6,778)
Balance, March 31, 2025	1,653	$221,800	$23,530	$—	$—	$(245,453)	$(123)	$(704)	$(827)
Share-based compensation expense	—	—	1,745	—	—	—	1,745	—	1,745
Shares issued under private placement, net of share issuance costs and put rights	3,416	14,535	—	—	—	—	14,535	—	14,535
Shares issued relating to the acquisition of Compedica	625	5,000	—	—	—	—	5,000	—	5,000
Shares issued related to the ATM agreement, net of share issuance costs	4,063	12,030	—	—	—	—	12,030	—	12,030
Shares issued under registered direct offering, net of share issuance costs	5,230	12,688	—	—	—	—	12,688	—	12,688
Exercise of pre-funded warrants	9,231	—	—	—	—	—	—	—	—
Treasury stock obtained in exchange for return of investment interest to Compedica	(625)	—	—	(20)	—	—	(20)	—	(20)
Put rights exercised and return of shares	(123)	—	—	—	—	—	—	—	—
Net loss for the year	—	—	—	—	—	(38,626)	(38,626)	(1)	(38,627)
Balance, March 31, 2026	23,470	$266,053	$25,275	$(20)	$—	$(284,079)	$7,229	$(705)	$6,524

*Giving retroactive effect to the 1-for-20 reverse share split effected on August 15, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA COMPUTE CORP

Consolidated Statements of Cash Flows

(U.S. Dollars in thousands)

	Years Ended March 31,
	2026	2025	2024
Cash flows from operating activities:
Net loss for the period	$(38,627)	$(6,778)	$(75,382)
Adjustments for non-cash items:
Share-based compensation expense	1,745	321	2,637
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	—	—	(11,305)
Loss on Registered Direct Offering	—	—	2,432
Offering costs	—	—	662
Impairment loss - iOx IPR&D	—	—	57,890
Impairment loss - Tarus IPR&D	—	—	23,615
Impairment loss - Stimunity	—	—	1,002
Impairment loss - Saugatuck	—	—	178
Commitment fee under Committed Purchase Agreement	—	—	839
Gain on dissolution of investment in associate	—	—	(27)
Gain from sale of investment in public company	—	—	(725)
Decrease in deferred tax liability	—	—	(10,564)
Unrealized loss on change in fair value of digital assets	1,411	—	—
Unrealized loss on change in fair value of digital asset receivables	2,349	—	—
Realized loss on sale of digital assets	1,700	—	—
Realized loss on novation of digital asset receivables	676
Loss on impairment - investment in Compedica	4,804	—	—
Loss on remeasurement of investment in Compedica	182	—	—
Change in fair value of warrant liability	(2,883)	388	(6,868)
Change in fair value of put rights, net of redemptions	5,959	—	—
Loss from equity method investment	44	—	—
Change in fair value of TON payable to settle put rights exercised	(51)	—	—
Gain on settlement of TON payable	(336)	—	—
Loss on exercise of put right liability	916	—	—
Loss on extinguishment of debt	582
Gain on forgiveness of loan interest	(837)	—	—
Noncash interest expense	171	—	—
Gain on settlement with Parexel - iOx CRO	—	(946)	—
Expenses settled using stablecoin	1,413	—	—
Revenues received in TON tokens	(69)	—	—
Share of loss in associate	—	—	233
Fair value of shares issued for services	—	—	50
Depreciation and amortization	193	35	54
Changes in operating working capital:
Accounts receivable	(21)	—	—
Prepaid expenses and other receivables	(96)	1,574	(32)
Other assets	(3,322)	46	40
Accounts payable and accrued liabilities	3,549	(99)	972
Other current liabilities	—	(3)	2
Net cash used in operating activities	(20,548)	(5,462)	(14,297)

Cash flows from investing activities:
Proceeds from sale of investment in public company	—	—	2,812
Purchases of stablecoin	(311)	—	—
Purchases of digital assets	(609)	—	—
Sales of stablecoin	2,100	—	—
Sales of digital assets	2,900	—	—
Purchases of fixed assets	(1,040)	—	—
Equipment deposits	(9,308)	—	—
Cash paid for investment in Compedica	(50)	—	—
Net cash (used in) provided by investing activities	(6,318)	—	2,812

Cash flows from financing activities:
Proceeds from exercise of Pre-Funded Warrants	—	1	—
Proceeds from shares issued under private placement	3,272	2,150	—
Proceeds from Registered Direct Offering	15,000	—	5,338
Proceeds from shares issued under ATM and Committed Purchase Agreement	12,631	—	682
Share issuance costs	(3,615)	—	(20)
Put right issuance costs	-	—	—
Repayment of lease liability	(381)	(47)	(40)
Payments on external debt	(275)	—	—
Deferred financing costs	(250)	—	—
Loan termination fee	(500)	—	—
Shares from RSU distribution	—	—	8
Net cash provided by financing activities	25,882	2,104	5,968

Decrease in cash, cash equivalents, restricted during period	(984)	(3,358)	(5,517)
Cash and cash equivalents at beginning of period	1,670	5,028	10,545
Cash, cash equivalents, and restricted cash at end of period	$686	$1,670	$5,028

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA COMPUTE CORP

Consolidated Statements of Cash Flows (Cont’d)

(U.S. Dollars in thousands)

	Years Ended March 31,
	2026	2025	2024
Supplemental disclosure of cash flow information:
Cash paid for interest	$54	$3	$30

Supplemental disclosure of non-cash investing and financing activities:
Exchange of Stimunity Convertible Note for Stimunity shares at fair value	$—	$—	$429
Capital expenditures included in accounts payable	$333	$—	$—
Right-of-use asset acquired	$516	$—	$87
Lease liability incurred	$516	$—	$87
Contribution of digital assets	$1,802	$—	$—
Contribution of stablecoin	$5,421	$—	$—
Contribution of digital assets receivable	$9,016	$—	$—
Contribution of stablecoin receivable	$15,000	$—	$—
Value of shares used to purchase interest in Compedica	$5,000	$—	$—
Treasury stock obtained in exchange for return of investment interest to Compedica	$20	$—	$—
Put rights issued to investors	$18,150	$—	$—
Share issuance costs settled in Company stock	$1,087	$—	$—
Share issuance costs settled in warrants on the Company's stock	$1,123	$—	$—
Settlement of put right liability using stablecoin receivable	$15,000	$—	$—
Exercise of put rights	$2,920	$—	$—
Settlement of put right liability using digital asset receivables	$1,130	$—	$—
Receipt of digital assets receivable, TON tokens	$6,667	$—	$—
Stablecoin used to purchase digital assets	$3,008	$—	$—
Sale of digital assets settled in stablecoin	$21	$—	$—
Exchange of Bitcoin for TON tokens	$425	$—	$—
External debt proceeds received in stablecoin	$2,100	$—	$—
Payments on external debt using digital assets	$1,825	$—	$—

Non-cash operating activities:
Prepaid expenses obtained in exchange for stablecoin	$1,311	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 1. NATURE OF OPERATIONS

Alpha Compute Corp (the “Company” or “Alpha Compute”, formerly known as Portage Biotech, Inc. and AlphaTON Capital Corp) is incorporated in the British Virgin Islands (“BVI”) with its registered office located at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, BVI. Its USA agent, Portage Development Services Inc. (“PDS”), is located at 59 Wilton Road, Westport, CT, 06880, USA.

The Company is a foreign private issuer under the Securities and Exchange Commission (the “SEC”) rules. It is also a reporting issuer under the securities legislation of the provinces of Ontario and British Columbia. Its ordinary shares were listed on the Canadian Securities Exchange (“CSE”) under the symbol “PBT.U”. On February 25, 2021, the ordinary shares of the Company began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. As the principal market for the Company’s ordinary shares is Nasdaq, the Company voluntarily delisted from the CSE on April 23, 2021. On September 4, 2025, in connection with the change in the legal name of the Company to AlphaTON Capital Corp effective on August 11, 2025, the Nasdaq ticker symbol of the Company’s ordinary shares was changed to “ATON”. On April 21, 2026, in connection with the change in the legal name of the Company to Alpha Compute Corp effective on April 14, 2026, the Nasdaq ticker symbol of the Company’s ordinary shares was changed to “ALP”.

The Company

Alpha Compute Corp. ("Alpha Compute," "we," "us," "our," or the "Company") is a technology company focused on the acquisition, deployment, and leasing of high-performance graphics processing units ("GPUs") in data center facilities to power artificial intelligence ("AI") workloads, with a particular emphasis on confidential compute. The Company operates GPU infrastructure in North America and Europe and provides GPU-as-a-Service ("GPUaaS") and AI Confidential Compute solutions to enterprise customers, technology companies, AI research laboratories, and decentralized AI ecosystems.

Beginning in late 2025, the Company commenced acquisition and installation of NVIDIA GPU hardware, including H200, B200, and B300 processors, in third-party data center facilities. In April 2026, the Company formally rebranded to Alpha Compute Corp. and changed its Nasdaq ticker from ATON to ALP to reflect the completion of this strategic transition. The Company retains a residual position in TON digital assets from its previous focus as a digital asset treasury company, but this legacy segment is no longer the primary focus of operations.

GPU-as-a-Service (GPUaaS)

The Company's primary revenue model consists of acquiring and leasing NVIDIA GPU hardware and leasing compute capacity to enterprise customers under multi-year off-take agreements. The Company earns revenue based on contracted lease rates and capacity utilization.

The Company's first large-scale deployment, designated ALPHA-01, consists of 504 NVIDIA B200 GPUs co-located in a hydroelectric-powered Canadian data center. ALPHA-01 became fully operational in May 2026 and is subject to a two-year, $32.2 million compute off-take lease with a leading frontier AI research laboratory, representing $16.1 million in annual contracted revenue. A second cluster, ALPHA-02, comprising 576 NVIDIA B300 GPUs, is planned for deployment in a hydroelectric-powered Swedish data center and is targeted for commercial launch in the third quarter of calendar year 2026.

AI Confidential Computing

Confidential computing is a hardware-level security paradigm that enables computation on sensitive data within a protected, hardware-enforced trusted execution environment ("TEE"), such that the data and the AI model remain encrypted and inaccessible even to the infrastructure operator. The Company and its partners have together developed and deployed a proprietary software stack that enables confidential AI workloads to be processed on Telegram’s Cocoon AI protocol via NVIDIA Blackwell-generation GPU hardware.

The Company believes confidential computing represents the highest-growth, highest-value segment within the AI infrastructure market, driven by stringent data privacy requirements across healthcare, financial services, government, defense, and decentralized AI applications. The convergence of the EU AI Act (effective 2026), updated FedRAMP 20x requirements, and various national data sovereignty mandates is creating a structural and mandatory procurement cycle for privacy-preserving AI infrastructure.

Sovereign AI Infrastructure

The Company targets enterprise clients, government entities, and regulated industries seeking AI compute capacity that does not require surrendering data sovereignty to hyperscale cloud providers. The Company offers co-location and dedicated GPU deployment arrangements designed to satisfy data residency requirements and regulatory mandates, including in jurisdictions with strict cross-border data transfer restrictions.

In conjunction with its infrastructure buildout, the Company has announced plans to establish a U.S. Government Contracting entity, projected to launch in the third quarter of calendar year 2026, to pursue federal government AI compute procurement opportunities including those arising from FedRAMP compliance requirements.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

Alpha Compute Capital

The Company has announced the launch of "Alpha Compute Capital," a financing division designed to structure and fund AI GPU Special Purpose Vehicles ("SPVs") and related financial products. Alpha Compute Capital is intended to enable the Company to expand GPU deployment capacity using non-recourse, asset-backed financing facilities, thereby reducing dilution to existing shareholders and accelerating infrastructure growth.

Digital Asset Business

The Company launched a digital asset treasury business in September 2025 focused on TON blockchain and the Telegram ecosystem. In November 2025, the Company began deploying Nvidia GPUs to Telegram’s proprietary AI protocol, Cocoon. Cocoon is Telegram's Confidential Compute Open Network — a decentralized AI infrastructure project built around the TON ecosystem. In response to market trends in the digital asset space and opportunities in AI infrastructure, in early 2026 the Company completed a strategic pivot and rebranded as Alpha Compute Corp. to reflect that its primary focus had shifted to AI compute infrastructure. This transition included the establishment of GPU procurement and data center deployment capabilities, and the development of a proprietary confidential computing software stack.

While investing in digital assets, staking digital assets, and operating blockchain infrastructure is no longer a core focus of the Company, it will continue to maintain some exposure to TON and other digital assets. By deploying GPU hardware to Telegram’s Cocoon protocol, the Company will continue to earn TON tokens, and through its May 2026 acquisition of GaMee, the Company has exposure to the broader Telegram ecosystem and large userbase. However, TON tokens earned from Cocoon will generally be used for operating and capital expenditures for the AI infrastructure business line, rather than held for long-term investment.

The remaining locked TON tokens on the Company’s balance sheet are mostly in the process of being returned to investors per their put rights granted as part of the September 2025 PIPE transaction, with two additional outstanding put rights exercised on June 22, 2026. One remaining investor has not exercised his put right on $0.2 million locked TON contributed.

Legacy Immuno-oncology Business

Prior to September 2025, Alpha Compute (under the name Portage Biotech) primarily operated as a clinical-stage immuno-oncology company advancing treatments the Company believes will be first-in class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. Alpha Compute’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of the Company’s future funding needs for clinical development of its programs as well as the capital raising market for biotechnology companies, the Company discontinued the Company sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further patient accrual to the Company sponsored adenosine trial for both PORT-6 and PORT-7.

In March 2025, we resumed patient enrollment into the final dose-escalation cohort of TT-10 (PORT-6) under the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following an earlier pause related to funding constraints. That decision reflected the favorable safety and preliminary activity signals seen in earlier dose cohorts. Dosing in that final cohort is now underway, with the last dose-escalation patient currently being treated. In April 2025, we reported confirmatory preclinical results for our TT-4 (PORT-7) compound in mesothelioma, supporting advancement of that indication. Under the trial protocol, TT-4 dosing follows completion of the TT-10 dose-escalation cohort, and we are now preparing to enroll patients onto TT-4.

On November 12, 2025, Alpha Compute and Cyncado announced a non-binding Letter of Intent with Australia’s Asbestos and Dust Diseases Research Institute (“ADDRI”) to conduct an ADDRI-sponsored investigator-initiated clinical trial of TT-4 in mesothelioma in Australia. The planned trial is expected to enroll approximately 50 patients, will be led by A/Prof Steven Kao and Dr. Melvin Chin, and is intended to run in parallel with Cyncado’s planned U.S. mesothelioma activities, subject to execution of a definitive agreement and customary regulatory approvals. Under the contemplated arrangement, Cyncado will supply TT-4 and limited support as part of an international mesothelioma program designed to accelerate decision-quality clinical data generation.

Reverse Stock Split

The Company’s Board of Directors (the “Board”) approved a reverse stock split of its ordinary shares at a ratio of 1-for-20. Beginning with the opening of trading on August 15, 2024, the Company’s ordinary shares began trading on Nasdaq on a split-adjusted basis.

The reverse stock split was implemented to increase the per share trading price of the Company’s ordinary shares for the purpose of ensuring a share price high enough to comply with the minimum $1.00 bid price requirement for continued listing on Nasdaq. The Company received notice from Nasdaq on August 30, 2024 informing the Company that it had regained compliance with the minimum $1.00 bid price requirement for continued listing on Nasdaq.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 1. NATURE OF OPERATIONS (Cont’d)

As a result of the reverse stock split, every twenty (20) pre-split ordinary shares were converted into one (1) post-split ordinary share. Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole post-split ordinary share. The reverse stock split affected all shareholders uniformly and did not alter any shareholder’s percentage interest in the Company’s ordinary shares, except for adjustments that may result from the treatment of fractional shares. All outstanding options and warrants entitling their holders to purchase the Company’s ordinary shares were adjusted as a result of the reverse stock split, in accordance with the terms of each such security. In addition, the number of ordinary shares reserved for future issuance pursuant to the Company’s equity incentive plans were also appropriately adjusted. The number of authorized ordinary shares was not proportionately reduced because the Company has an unlimited number of authorized ordinary shares available for issuance, as permitted under the laws of the British Virgin Islands.

All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split as if the stock split occurred at the beginning of the periods presented. The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements for the fiscal year ended March 31, 2026 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying consolidated financial statements for the fiscal year ended March 31, 2026 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of March 31, 2026, the Company had cash, cash equivalents, and restricted cash of approximately $0.7 million and total current liabilities of approximately $12.7 million. For the year ended March 31, 2026, the Company is reporting a net loss of approximately $38.6 million, and cash used in operating activities of approximately $20.5 million.

In late Fiscal 2024, because of continued liquidity constraints, the Company discontinued further clinical development of its iNKT sponsored trial and pause further patient accrual to its sponsored adenosine program for both PORT-6 and PORT-7. During the fiscal year ended March 31, 2026, the Company changed its operating strategy to focus on developing the Telegram ecosystem and managing a strategic reserve of digital assets, primarily the TON token, and received funding via a private placement in the form of both cash and digital assets. While this and subsequent equity raises including a registered direct offering on January 13, 2026 are a positive factor the Company is continuing to explore financing options including its at-the-market (“ATM”) equity program and other financings.

Despite the Company successfully raising capital via a private placement of shares and a registered direct offering in September 2025 and January 2026, respectively, and successfully raising additional funds through its ATM program, the Company’s cash and cash equivalents balance is decreasing, and the Company did not generate positive cash flows from operations for the fiscal years ended March 31, 2026 and 2025. Additionally, a portion of the Company’s digital asset balance may be subject to significant price fluctuations, is restricted for immediate use, or both and therefore may not be relied upon to fund current obligations as they come due. These factors raise significant doubt about the Company’s ability to continue as a going concern within one year after the date issuance of these consolidated financial statements.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities and operating expenses. As previously discussed, the Company has discontinued its iNKT sponsored trial and paused further patient accrual to the Company sponsored adenosine program in order to preserve cash resources.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its new Telegram ecosystem and new digital asset strategies, beyond the potential proceeds that could be reasonably generated from its ATM program. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing shareholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 16, “Capital Stock and Reserves,” for a further discussion.

As of July 13, 2026, the Company had approximately $10.3 million of cash, cash equivalents, and restricted cash on hand, which the Company expects may not be sufficient to fund its operating needs through FYE in March 2027. The Company projects cash flow needs of approximately $25.0 million between now and FYE 2027, exceeding cash, cash equivalents, and restricted cash on hand. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the issuance of these consolidated financial statements. There were no adjustments made to reflect the effect of this doubt.

NOTE 3. BASIS OF PRESENTATION

Statement of Compliance and Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 3. BASIS OF PRESENTATION (Cont’d)

These consolidated financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 21, “Financial Instruments and Risk Management”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has two reportable operating segments, Digital & Compute and Immuno-Oncology.

These consolidated financial statements were approved and authorized for issuance by the Audit Committee (the “Audit Committee”) of the Board on July 15, 2026.

Consolidation

The consolidated financial statements include the accounts of the Company and:

(a)               SalvaRx, a wholly-owned subsidiary, incorporated on May 6, 2015 in the British Virgin Islands;

(b)               iOx, a wholly-owned subsidiary incorporated in the U.K. on February 10, 2015. In September 2021, the Company, through SalvaRx, exchanged certain notes, accrued interest, warrants and receivables in exchange for shares of iOx representing 17.83% of the outstanding shares of iOx. As a result of this exchange, the Company, through SalvaRx, increased its ownership of iOx from 60.49% to 78.32%. On July 18, 2022, the Company purchased the remaining non-controlling interest of iOx. The Company’s 44% interest in Stimunity S.A. (“Stimunity”) was transferred from Alpha Compute to iOx in December 2023 and was increased to 48.9% upon the conversion of the convertible note to equity. On December 3, 2025, the Company agreed to sell back our 48.9% interest back to Stimunity for a token consideration of 1 EUR in order to facilitate an orderly wind-down of Stimunity;

(c)               Saugatuck, a 70% owned subsidiary incorporated in the British Virgin Islands;

(d)               Tarus Therapeutic Holdings Ltd., a wholly-owned subsidiary incorporated in the British Virgin Islands;

(e)               PDS, a 100% owned subsidiary incorporated in Delaware, which provides human resources, and other services to each operating subsidiary via a shared services agreement;

(f)                SalvaRx LLC, a wholly-owned subsidiary through SalvaRx incorporated in Delaware;

(g)               Saugatuck Rx LLC, a wholly-owned subsidiary of Saugatuck incorporated in Delaware; and

(h)               Tarus Therapeutics, LLC (“Tarus”), a wholly-owned subsidiary of Alpha Compute incorporated in Delaware.

All inter-company balances and transactions have been eliminated in consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of shareholders’ equity. As of March 31, 2026, non-controlling interest represents the 30% shareholder ownership interest in Saugatuck and subsidiary, which is consolidated by the Company.

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

Significant areas where estimates are made include valuation of financial instruments, deferred tax assets and liabilities, warrant liabilities, digital assets, put right liabilities, and measurement of share-based compensation. Significant areas where critical judgments are applied include warrant liabilities, put right liabilities, and digital asset valuation with respect to discounts for lack of marketability.

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

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

The Company's financial assets classified at amortized cost includes accounts receivable, stablecoin, and prepaid expenses and other receivables.

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The investments in associate (Stimunity and Compedica) and the Stimunity Convertible Note receivable are accounted for as FVTPL.

ii) Financial Liabilities

The Company’s financial liabilities include accounts payable and accrued liabilities, which approximate fair value due to their short maturity, lease liability, warrant liability, put right liability and TON payable to settle put rights exercised.

Warrant Liability

Warrant liabilities are initially measured at fair value on the date of issuance. After initial recognition, the warrant liabilities are remeasured at fair value at each reporting period, with changes in fair value recognized through the consolidated statement of operations and other comprehensive loss in accordance with IFRS 9 “Financial Instruments.” When the Company issues equity instruments to extinguish all or part of the liability, a gain or loss is recognized in the consolidated statement of operations and other comprehensive loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Liability classified warrants are accounted for in accordance with IFRS 9 and IFRS 13 “Fair Value Measurement,” where the terms of the instruments do not meet the criteria for classification as equity under IAS 32 “Financial Instruments: Presentation.” See Note 11, “Warrant Liability” for a further discussion.

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents comprise cash in readily available checking accounts and amounts invested in underlying Treasury and money market funds that are readily convertible to a known amount of cash within three months or less from date of acquisition and are subject to an insignificant risk of change in value. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in the United States ("U.S."). As of March 31, 2026 and 2025, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Interest income earned on such investments totaled $0.1 million, $0.1 million and $0.2 million in the years ended March 31, 2026, 2025 and 2024, respectively.

As of March 31, 2026, the Company had $0.2 million in cash considered restricted for use and is held as collateral for the Company’s credit card balance with Silicon Valley Bank. No cash was restricted for use as of March 31, 2025.

Impairment of Property, Plant, and Equipment and Indefinite Life Intangible Assets other than Goodwill

At the end of each annual reporting period and whenever there is an indication that its property, plant and equipment and indefinite life intangible assets may be impaired, the Company reviews the carrying amounts of such tangible intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of impairment loss (if any). When it is not possible to estimate the recoverable amount of any individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units ("CGU" or "CGUs"), or the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The inclusion of the Company's share options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2026, 2025, and 2024. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation (see Note 19, “Loss Per Share”).

	March 31,
	2026	2025	2024
Warrants	1,531,581	481,581	481,581
Share options	2,246,507	225,117	90,281
Restricted stock units	1,241,334	5,410	18,467

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

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Company determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within 'share of (loss) income in associate' in the consolidated statements of operations. With respect to its investment in Compedica, the Company recognized a loss on impairment of $4.8 million as of September 30, 2025 due to the Company’s loss of significant influence over the operations of Compedica.

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Stablecoin

The Company accounts for its stablecoins, which are comprised of USDC and USDT, as in accordance with IAS 9 “Financial Instruments”. The Company’s stablecoins are initially recorded at cost, and are contractually redeemable for fiat currency on demand or pegged 1:1 to the value of one U.S. dollar. The Company determines the fair value of its stablecoins, which is at par with the U.S. dollar, in accordance with IFRS 13 “Fair Value Measurement” based on the quoted (unadjusted) prices on the active exchange that the Company has determined is its principal market for the stablecoins (Level 1 inputs). Our primary custodian of stablecoins is BitGo, and the associated costs are expensed as incurred. Stablecoins are held for use in business operations and not for the purpose of potential asset appreciation and is therefore classified as a current asset within the consolidated statements of financial position. When the Company does not have possession, control, or the right to derive substantially all of the economic benefits of ownership of stablecoin the Company has title to, the stablecoin is classified as a stablecoin receivable within the consolidated statements of financial position. Stablecoin and stablecoin receivables qualify as financial instruments due to their high level of liquidity, rights to redeem directly with the issuer, and their backing by high quality reserve assets not subject to significant price fluctuations.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Digital Assets

The Company accounts for its digital assets, which are comprised of TON, as indefinite-lived intangible assets in accordance with IAS 38 “Intangible Assets”. The Company’s digital assets are initially recorded at cost. Subsequently, digital assets are remeasured at fair value as of each reporting period, adjusted by discounts for lack of marketability for tokens restricted for use. The Company determines the fair value of its liquid digital assets in accordance with IFRS 13 “Fair Value Measurement”, based on quoted (unadjusted) prices on the active exchange that the Company has determined is its principal market for the digital assets (Level 1 inputs). For locked digital assets which are not immediately tradable, the Company applies a lack of marketability discount to quoted prices to calculate fair value (Level 3 input). Our primary custodian of digital assets is BitGo, and the associated costs are expensed as incurred. When the Company does not have possession, control, or the right to derive substantially all of the economic benefits of ownership of digital assets the Company has title to, the digital assets are classified as digital assets receivable within the consolidated statements of financial position.

Increases in fair value, to the extent they do not constitute reversals of previous decreases in fair value, are recognized in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss), within “Unrealized gain on digital assets” within Other comprehensive income, with accumulated unrealized gains recognized on the Consolidated Statements of Financial Position within Accumulated other comprehensive income. Decreases in fair value, to the extent they do not constitute reversals of previous increases in fair value, are recognized as incurred in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss), within “Loss on revaluation of digital assets” within Other expenses. Any losses on revaluation not in excess of previously recognized gains are recognized as decreases to Accumulated other comprehensive income until cost basis exceeds fair value, at which point additional losses are recognized as Other expense. Any gains on revaluation not in excess of previously recognized losses are recognized as Other income until fair value exceeds cost basis, at which point additional gains are recognized as Other comprehensive income. Revaluation gains and losses are recorded by token.

Realized gains, to the extent recognized within Accumulated other comprehensive income, and losses are recognized in the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) within other income (expense).

Digital assets are classified as current or noncurrent assets based on the Company’s intended holding period of the token. If the Company has the intent and ability to hold the token for a period of one year beyond the balance sheet date or if the token is not expected to become liquid within one year of the balance sheet date, the holding is classified as noncurrent. Otherwise, the holding is classified as a current asset.

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with IFRS 15, “Revenue from Contracts with Customers,” which establishes a comprehensive framework for determining whether, how much, and when revenue is recognized. Revenue is recognized to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

The Company’s primary source of revenue is derived from compute offtake agreements, under which customers obtain access to dedicated or shared compute capacity (including processing power, memory, and related infrastructure) for a specified contractual term.

i)	Identification of performance obligations

Compute offtake agreements typically provide customers with a stand-ready obligation to make compute capacity continuously available throughout the contract term. The Company has determined that such arrangements generally contain a single performance obligation, being the provision of continuous access to compute services over time.

To the extent that a contract includes multiple services (for example, initial configuration, integration, or distinct ancillary services), the Company assesses whether such services are distinct and should be accounted for as separate performance obligations.

ii)	Determination of the transaction price

The transaction price reflects the amount of consideration the Company expects to receive in exchange for transferring promised services to the customer. Consideration under compute offtake agreements is typically fixed based on contracted capacity and term, and is frequently settled in digital assets.

In arrangements where consideration is received in digital assets, such consideration represents non-cash consideration and is measured at fair value at contract inception.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Any variability in consideration (such as pricing adjustments, service level credits, or penalties) is estimated using either the expected value or most likely amount method, and included in the transaction price only to the extent that it is highly probable that a significant reversal of revenue will not occur.

iii)	Allocation of the transaction price

If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on the relative standalone selling prices of the distinct services at contract inception.

iv)	Timing of revenue recognition

Revenue from compute offtake agreements is recognized over time, as the customer simultaneously receives and consumes the benefits of the compute services as they are provided. Progress toward complete satisfaction of the performance obligation is measured on a time-elapsed basis, or another systematic measure that faithfully depicts the pattern of transfer of services to the customer.

Revenue is recognized only when:

1.	A valid contract exists;
2.	The Company has transferred control of compute services to the customer; and
3.	Collection of consideration is considered probable.

Digital assets received from customers is non-cash consideration and is initially measured at fair value at contract inception. Any subsequent changes in the fair value of digital assets held by the Company are accounted for in accordance with the Company’s accounting policy for digital assets, and do not affect the amount of revenue recognized.

Accounts Receivable

Trade receivables are recognized when the Company has an unconditional right to consideration, which generally arises upon the invoicing of compute services or when contractual billing milestones are met. Trade receivables are initially measured at fair value, which is typically equal to the invoiced amount or the fair value of digital assets consideration to be received.

Trade receivables are subsequently measured at amortized cost, as they are held solely for the collection of contractual cash flows (or cash-equivalent consideration). Trade receivables are presented net of any allowance for expected credit losses. To the extent that invoices are settled directly in digital assets prior to the end of the reporting period, no trade receivable is recognized, and the digital asset is recognized in accordance with the applicable accounting policy.

Expected Credit Losses

The Company applies the simplified expected credit loss (ECL) model under IFRS 9, “Financial Instruments.” Under this approach, lifetime expected credit losses are recognized at initial recognition and updated at each reporting date. Expected credit losses are estimated based on:

•	Historical credit loss experience;

•	Current customer payment behavior, including digital asset settlement history; and

•	Forward-looking information that is relevant to customer credit risk.

Trade receivables are written off when there is no reasonable expectation of recovery.

Property, Plant, and Equipment

The Company accounts for property, plant and equipment in accordance with IAS 16, “Property, Plant and Equipment.” The Company’s property, plant and equipment consist solely of GPUs used in the provision of compute services under compute offtake agreements. GPUs are recognized as property, plant and equipment when:

•	It is probable that future economic benefits associated with the asset will flow to the Company; and

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

•	The cost of the asset can be measured reliably.

GPUs are initially measured at cost, which includes:

•	The purchase price, net of discounts or rebates;

•	Non-refundable taxes and duties;

•	Directly attributable costs necessary to bring the GPUs to the location and condition necessary for them to be capable of operating as intended by management (including transportation, installation, testing, and configuration costs); and

•	Any other expenditures directly attributable to preparing the GPUs for their intended use.

Costs incurred after GPUs are capable of operating as intended are expensed as incurred, unless they meet the criteria for capitalization under IAS 16.

Following initial recognition, GPUs are carried at cost less accumulated depreciation and accumulated impairment losses. The Company applies the cost model to all classes of property, plant and equipment. GPUs are depreciated on a straight-line basis over their estimated useful lives, beginning when the assets are available for use, which is when they are installed and ready for their intended operating condition. Management estimates the useful lives and residual values of GPUs based on expected technological obsolescence, performance degradation, and expected usage patterns. Useful lives and residual values are reviewed at least annually and adjusted prospectively when warranted.

GPUs are derecognized upon disposal or when no future economic benefits are expected from their use or disposal. Any gain or loss arising on derecognition is recognized in profit or loss and represents the difference between the proceeds received and the carrying amount of the asset.

Deposits paid to suppliers for the future purchase of GPUs are recognized as prepayments or other non-current assets, depending on the expected delivery date, and are not depreciated. Such deposits are initially measured at the amount paid and reassessed at each reporting date to determine whether there is objective evidence that the deposit may be impaired, including supplier non-performance or changes in expected delivery terms. Upon delivery and acceptance of the GPUs, deposits are reclassified to property, plant and equipment as part of the cost of the related GPUs. If a purchase contract is terminated or delivery becomes improbable, the deposit is written down to its recoverable amount, with any impairment recognized in profit or loss.

Recent Accounting Pronouncements

IFRS Pronouncements Issued

Impact of Adoption of Significant New IFRS Standards in Fiscal 2026

(a)      Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB amended IAS 21, “The Effects of Changes in Foreign Exchange Rates” (“IAS 21”) to clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability, requiring consistent assessment and disclosure practices for companies. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted. However, an entity cannot restate comparative information. The adoption of these amendments did not have a material effect on the Company.

(b)      Amendments to IAS 21 – Lack of Exchangeability

An entity is impacted by the amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates,” when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. The amendments to IAS 21 are effective for annual periods beginning on or after January 1, 2025, unless earlier adopted. The adoption of these amendments did not have a material effect on the Company.

New IFRS Accounting Standards not yet effective

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt this standard when it becomes effective.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

(a)      IAS 18: Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued. IFRS 18 replaces IAS 1 and introduces significant changes to the presentation of financial statements to enhance comparability across entities. The key requirements of the standard include:

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

(b) Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the International Accounting Standards Board (the IASB or the Board) issued Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments:

•	Clarify that a financial liability is derecognized on the “settlement date”, i.e., when the related obligation is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. They also introduce an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.
•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.
•	Clarify the treatment of non-recourse assets and contractually linked instruments (CLI).’
•	Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income (FVTOCI).

The standard is effective for annual reporting periods beginning on or after January 1, 2026, with retrospective application required. The Company intends to assess the impact of the Amendments to IFRS 9 and IFRS 7 on its consolidated financial statements closer to the effective date.

NOTE 5. PREPAID EXPENSES, OTHER RECEIVABLES, AND OTHER ASSETS

At March 31, 2026 and 2025, prepaid expenses and other receivables were comprised of the following (in thousands):

	As of
(In thousands)	March 31, 2026	March 31, 2025

Prepaid clinical research costs	$—	$192
Prepaid insurance	595	241
Other prepaid expenses	567	42
Prepaid investor relations	534	—
Tax deposits	68	68
Prepaid GPU infrastructure costs	—	—
Prepaid GPU leases, short-term	—	—

Other receivables	220	12
Total prepaid expenses and other receivables	$1,984	$555

As of March 31, 2026, other assets consists of the long-term portion of the prepaid investor relations contract in the amount of $0.7 million and security deposits of $2.6 million.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 6. STABLECOIN

At March 31, 2026 and 2025, the Company’s stablecoin holdings were comprised of the following (in thousands):

	March 31,
	2026	2025
USDC	$—	$—
USDT	21	—
Stablecoin	$21	$—

The following table summarizes the Company’s stablecoin purchases, contributions, uses in the course of business, and sales for the fiscal year ended March 31, 2026 (in thousands):

	For the fiscal year ended
	March 31,
	2026
	USDC	USDT	Total
Digital asset value as of April 1	$—	$—	$—
Contribution of Stablecoin	5,411	10	5,421
Proceeds from sale of digital assets	—	21	21
Stablecoin used to settle operating costs	(2,413)	(311)	(2,724)
Stablecoin sold	(2,100)	—	(2,100)
Proceeds from external debt drawdown	2,100	—	2,100
Purchases of stablecoin	—	311	311
Stablecoin used to purchase digital assets	(2,998)	(10)	(3,008)
Stablecoin value as of March 31	$—	$21	$21

The Company did not hold or transact stablecoins during the fiscal year ended March 31, 2025.

The Company’s stablecoins are a digital asset intended to maintain a stable value by tracking the U.S. dollar on a 1:1 basis. Stablecoins are held for use in business operations and not for the purpose of potential asset appreciation and is therefore classified as a current asset within the consolidated statements of financial position.

NOTE 7. DIGITAL ASSETS

At March 31, 2026 and 2025, digital assets were comprised of the following (in thousands, except for number of tokens held):

	March 31,
	2026	2025
Approximate number of TON Tokens held	2,379,165	—
TON Tokens, fair value (in thousands)	$2,492	$—
Digital assets, fair value (in thousands)	$2,492	$—

At March 31, 2026, digital assets totaling $2.5 million were managed under the Alpha Sigma Capital asset management agreement.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 7. DIGITAL ASSETS (Cont’d)

The following table summarizes the Company’s digital asset purchases, contributions, unrealized gains (losses) on digital assets, sales of digital assets, and other movements for the fiscal year ended March 31, 2026:

	For the fiscal year ended
	March 31,
	2026
	TON	Bitcoin	Total
Digital asset value as of April 1	$—	$—	$—
Contribution of digital assets	1,382	420	1,802
Unrealized losses on digital assets recognized in Statement of Operations	(1,411)	—	(1,411)
Digital assets sold	(2,921)	—	(2,921)
Payments on external debt using digital assets	(1,825)	—	(1,825)
Digital asset purchases	3,617	—	3,617
Receipt of digital assets receivable	6,667	—	6,667
Realized (loss) gain on sale of digital assets	(1,705)	5	(1,700)
Realized loss on novation of digital assets to investor	(676)	—	(676)
Revenue received in digital assets	69	—	69
Tokens used to settle put rights	(1,130)	—	(1,130)
Digital assets exchanged	425	(425)	—
Digital assets transacted
Digital asset value as of March 31	$2,492	$—	$2,492

The Company did not hold or transact Digital assets during the fiscal year ended March 31, 2025.

The Company valued the TON treasury at $1.22 per liquid token as of March 31, 2026. The Company did not hold digital assets as of March 31, 2025.

The Company has 2,277,108 TON tokens that are locked under vesting contracts at March 31, 2026. The following table summarizes the unlocking schedule of TON tokens currently locked as of March 31, 2026:

Fiscal 2027	1,121,493
Fiscal 2028	986,077
Fiscal 2029	169,538
total	2,277,108

Of the 2,277,108 locked TON tokens as of March 31, 2026, 336,665 tokens are payable to investors following the exercise the investors’ respective put rights.

The Company valued the TON tokens at $1.04 on average per locked token as of March 31, 2026. The Company did not hold digital assets as of March 31, 2025. The aggregate fair value of locked tokens is computed by taking the number of locked tokens and discounting the month-end spot price by an average of 14.8%. The discount used by management is based on the historical purchases of locked TON management has made on behalf of the Company and Monte Carlo simulation based on estimated volatility during the lockup period (Level 3 inputs). Management monitors this discount percentage and adjusts when appropriate.

The Company’s liquid digital assets are routinely transacted with in the ordinary course of business and are therefore classified as current assets within the consolidated statements of financial position. Locked tokens are classified as current or noncurrent assets within the consolidated statements of financial position based on when the locked tokens vest and become available for use by the Company.

NOTE 8. RECEIVABLES – STABLECOIN AND DIGITAL ASSETS

At March 31, 2026 and 2025, the Company had no Receivables – stablecoin and digital assets.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 8. RECEIVABLES – STABLECOIN AND DIGITAL ASSETS (Cont’d)

The following table summarizes the Company’s movements in Receivables – stablecoin and digital assets for the fiscal year ended March 31, 2026:

	For the year ended
	March 31,
	2026
	USD1	Locked TON	Total
Digital asset value as of April 1	$—	$—	$—
Contribution of digital asset and stablecoin receivables	15,000	9,016	24,016
Change in fair value of digital assets receivable	—	(2,349)	(2,349)
Receipt of digital asset receivables		(6,667)	(6,667)
Tokens used to settle put rights	(15,000)	—	(15,000)
Stablecoin value as of September 30	$—	$—	$—

The Company did not hold or transact digital asset or stablecoin receivables during the fiscal year ended March 31, 2025.

NOTE 9. PROPERTY, PLANT, AND EQUIPMENT AND RIGHT-OF-USE ASSETS

The table below presents the carrying value of property, plant, and equipment, equipment deposits, and right-of-use assets (in thousands):

COST	GPUs	GPU Deposits	Right-of-Use Asset	Total
As of March 31, 2024	$—	$—	$84	$84
Fixed asset additions	—	—	—	—
Fixed asset disposals	—	—	(84)	(84)
As of March 31, 2025	$—	$—	$—	$—
Fixed asset additions	1,373	9,308	516	11,197
Fixed asset disposals	—	—	—	—
As of March 31, 2026	$1,373	$9,308	$516	$11,197

ACCUMULATED DEPRECIATION	GPUs	GPU Deposits	Right-of-Use Asset	Total
As of March 31, 2024	$—	$—	$(40)	$(40)
Fixed asset depreciation	—	—	(44)	(44)
Fixed asset disposals	—	—	84	84
As of March 31, 2025	$—	$—	$—	$—
Fixed asset depreciation	(90)	—	(103)	(193)
Fixed asset disposals	—	—	—	—
As of March 31, 2026	$(90)	$—	$(103)	$(193)

CARRYING AMOUNT	GPUs	GPU Deposits	Right-of-Use Asset	Total
As of March 31, 2025	$—	$—	$—	$—
As of March 31, 2026	$1,283	$9,308	$413	$11,004

* Refer to Note 13 for additional information on the Company’s office lease.

NOTE 10. INVESTMENT IN COMPEDICA

On June 5, 2025, the Company acquired an equity interest in Compedica, Ltd. ("Compedica"), a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a stock-for-stock transaction whereby the Company acquired a 6.0% interest in Compedica, valued at $5.0 million plus $0.1 million for reimbursement of expenses to Compedica to close the transaction, and Compedica obtained a corresponding 27.4% interest in the Company and is accounted for under the equity method as it was determined that the Company has significant influence over Compedica due to the interconnected nature of the ownership of the respective entities. Compedica’s interest in the Company was subsequently diluted to 11.9% as a result of the shares issued under the private placement occurring in September 2025.

The Company records its share of earnings and losses in Share of losses from equity method investment within the consolidated statements of operations and other comprehensive income (loss). The Company recorded a loss of less than $0.1 million for the fiscal year ended March 31, 2026, based on its share of Compedica's losses through the date significant influence was lost as explained further below. The equity method investment is presented within "Investment in Compedica" on the consolidated statements of financial position.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 10. INVESTMENT IN COMPEDICA (Cont’d)

On September 25, 2025, in connection with the transition of the Company to being primarily a digital asset treasury, Alpha Compute lost significant influence over Compedica and discontinued its use of the equity method to account for its investment. Commencing on the date that significant influence was lost, the Company began accounting for its investment as a financial instrument within the scope of IFRS 9 with changes in the fair value of its investment reflected as other income (loss) within the consolidated statements of operations and other comprehensive income (loss). Subsequent to the discontinuing of the equity method of accounting for Compedica, the fair value of the investment used by management is based on multiples analysis of publicly traded comparable companies as Compedica is pre-revenue, as well as its holdings in the Company’s own ordinary shares (Level 3 inputs). A loss on impairment of $4.8 million was recognized as a result of the loss of significant influence.

On February 6, 2026, the Company and Compedica agreed to exchange their ownership interests in the counterparty with each other, with the 625,000 shares in the Company held by Compedica being returned to the Company’s treasury and the investment being exited. As a result, the Company recognized less than $0.1 million in treasury stock at the time the return of shares was agreed upon, the fair value of the investment as of February 6, 2026. Following the loss of control through the exit of the investment, the Company recognized a loss on the change in fair value on the investment in Compedica of $0.2 million. The 625,000 shares of the Company were returned to our treasury on May 21, 2026.

Movements in the investment balance during the fiscal year ended March 31, 2026 were as follows (in thousands):

Fiscal year ended
March 31,
2026
Balance as of April 1	$—
Initial investment in Compedica	5,050
Loss from equity method investment	(44)
Loss on impairment	(4,804)
Change in fair value of investment in Compedica	(182)
Return of investment interest to Compedica	(20)
Investment in Compedica as of March 31	$—

NOTE 11. WARRANT LIABILITY

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. The number of warrants and exercise price information herein have been retroactively adjusted to reflect the impact of the reverse stock split. See Note 1 “Nature of Operations” and Note 17, “Capital Stock and Reserves” for further discussion on the reverse stock split.

The following table summarizes the changes in the warrant liability during the fiscal years ended March 31, 2026, 2025, and 2024:

	Exercise Price	Warrants	Fair Value Balance
			In 000’$
Fair value of warrants at issuance on October 3, 2023:
Class B Warrants	$45.20	157,895	3,537
Class C Warrants	$45.20	157,895	4,663
Placement Agent Warrants	$47.50	7,896	232
Change in fair value of warrant liability		-	(6,868)
Warrant liability as of April 1, 2024	$-	323,686	$1,564
Change in fair value of warrant liability		-	388
Warrant liability as of March 31, 2025		323,686	$1,952
Fair value of warrants at issuance on January 27, 2026:
Placement Agent Warrants	$1.25	1,050,000	1,123
Change in fair value of warrant liability		-	(2,883)
Warrant liability as of March 31, 2026		1,373,686	$192

Series B Warrants

A fair value of $22.40 per each Series B Warrant was estimated at the issue date of October 3, 2023. A fair value of $0.00 and $5.65 per each warrant has been identified as of March 31, 2026 and 2025, respectively.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 10. INVESTMENT IN COMPEDICA (Cont’d)

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025	March 31, 2026
Exercise price	$45.20	$45.20	$45.20
Share price	$39.40	$9.25	$0.32
Expected life (years)	3.01	1.51	0.51
Expected volatility	90.4%	207.73%	85.00%
Risk-free interest rate	4.95%	3.96%	3.65%
Dividend yield	-	-	-

Series C Warrants

A fair value of $29.60 per each Series C Warrant was estimated at the issue date of October 3, 2023. A fair value of $0.00 and $6.40 per each warrant has been identified as of March 31, 2026 and 2025, respectively.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025	March 31, 2026
Exercise price	$45.20	$45.20	$45.20
Share price	$39.40	$9.25	$0.32
Expected life (years)	5.00	3.51	2.51
Expected volatility	100.7%	152.01%	95.00%
Risk-free interest rate	4.80%	3.91%	3.73%
Dividend yield	-	-	-

2023 Placement Agent Warrants

A fair value of $29.40 per each 2023 Placement Agent Warrant was estimated at the issue date of October 3, 2023. A fair value of $0.00 and $6.34 per each warrant has been identified as of March 31, 2026 and 2025, respectively.

The inputs associated with calculating the fair value are reflected below.

	October 3, 2023	March 31, 2025	March 31, 2026
Exercise price	$47.60	$47.50	$47.50
Share price	$39.40	$9.25	$0.32
Expected life (years)	4.99	3.51	2.51
Expected volatility	100.7%	152.01%	95.00%
Risk-free interest rate	4.80%	3.91%	3.73%
Dividend yield	-	-	-

2026 Placement Agent Warrants

A fair value of $1.07 per each 2026 Placement Agent Warrant was estimated at the issue date of January 19, 2026. A fair value of $0.18 per each warrant has been identified as of March 31, 2026.

The inputs associated with calculating the fair value are reflected below.

	January 19, 2026	March 31, 2026
Exercise price	$1.25	$1.25
Share price	$1.30	$0.32
Expected life (years)	5.0	4.79
Expected volatility	115.00%	105.00%
Risk-free interest rate	3.68%	3.83%
Dividend yield	-	-

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 12. PUT RIGHT LIABILITY AND TON PAYABLE

On September 2, 2025, the Company entered into five Side Letter Agreements (“Side Letters”) with certain investors to repurchase its outstanding ordinary shares, as well as pre-funded warrants to purchase ordinary shares held by these investors at the option of the holders and on August 25, 2025, the Company entered into a Treasury Management Agreement with DWF MaaS Limited (“DWF”) whereby DWF is entitled to convert the Ordinary Shares it subscribed for in the September 2025 private placement into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company up to a maximum value of $15.0 million (collectively, the “Contingent Put Options”). A total of 2,266,890 and 265,000 ordinary shares and an additional 745,226 and 2,513,240 pre-funded warrants to purchase ordinary shares were subject to repurchase as defined within the Side Letters and Treasury Management Agreement, respectively, with various right expiration dates between March 2026 and September 2026. In the event the holders exercise their Contingent Put Options, the Company is obligated to settle the contract by transferring the same amount of USDC, Liquid TON, or Locked TON based on the Original Consideration within each Side Letter or Treasury Management Agreement with no adjustment for value. As of September 30, 2025, a total of 2,531,890 ordinary shares and an additional 3,258,466 pre-funded warrants to purchase ordinary shares were still subject to repurchase on various settlement dates through September 2026.

The fair value of the put right liability is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation. The weighted average assumptions used to value the Side Letter put rights at inception and as of March 31, 2026 are as follows:

	September 2, 2025	March 31, 2026
ALP shares and TON correlation factor	0.60	0.10
Share price	$6.96	$0.32
Remaining term (in years)	0.75	0.25
Expected ALP volatility	82.90%	85.00%
Risk-free interest rate	3.91%	3.63%
ALP dividend yield	-	-
TON token price	$3.11	$1.22
TON token volatility	62.00%	53.90%
Locked TON token discount for lack of marketability	19.30%	14.80%

The fair value of the put right liability is most sensitive to expected share price volatility, the value of the underlying digital assets, expected term and discount rate. An increase in expected volatility, expected term or underlying digital asset values would result in a higher fair value measurement. An increase in the discount rate would result in a lower fair value measurement. Management considered the interrelationship of these assumptions when determining the fair value measurement.

The DWF put right was capped at $15.0 million, the fair value of the stablecoin receivable contributed, which corresponded to the aggregate fair value of the ordinary shares and pre-funded warrants issued to DWF. Therefore, at inception, the DWF put right was determined to have a fair value of $15.0 million.

At inception, the outstanding Contingent Put Options were determined to have a fair value of $16.1 million, net of issuance costs of $2.0 million, which was included within Put right liability within the Company’s consolidated balance sheet.

On December 8, 2025 and December 30, 2025, one Side Letter put right and the DWF put right were exercised, respectively, and on March 24, 2026 and December 30, 2025, the contributed locked TON tokens receivable in the amount of 1,114,130, with a fair value of $2.5 at contribution, and $15.0 million USD1 receivable were returned to the investor and DWF, respectively. In connection with the exercise of the Side Letter put right on December 8, 2025, the Company recognized a loss on the exercise of $1.1 million, recognized as the difference between the fair value of the TON contributed by the respective investor at the time of put exercise and the carrying value of the put right. When the locked TON receivables were returned to the investor on March 24, 2026, the Company recognized a $0.4 million gain from the settlement of a portion of the TON payable, recognized as the difference between the carrying value of the TON contributed by the respective investors at the time the TON was returned to the investors and the fair value of the TON payable. As of March 31, 2026, the Company owes the investor 420,434 liquid TON tokens with a fair value of $0.5 million. When the USD1 receivable was returned to DWF on December 30, 2025, no such gains or losses were recognized as USD1 is pegged to the U.S. dollar. Additionally, the Company terminated its Treasury Management Agreement with DWF in connection with the return of DWF’s initial investment.

On January 27, 2026 and March 19, 2026, one Side Letter put right was partially exercised and a second Side Letter put right was fully exercised, respectively. In connection with the exercises of the Side Letter put rights, the Company recognized a loss on the exercise of $0.4 million, recognized as the difference between the fair value of the TON contributed by the respective investor at the time of put exercise and the carrying value of the put right. The put rights were not settled during the fiscal year ended March 31, 2026 and as of March 31, 2026, the Company owes the investors 369,278 liquid TON tokens and 453,125 locked Ton tokens receivable with fair values of $0.5 million and $0.3 million, respectively, which corresponds to the fair value of the liquid and locked tokens to be returned to the respective investors at March 31, 2026. The outstanding TON balances payable were settled and the TON tokens returned to the respective investors in separate transfers on April 15, April 24, and April 28, 2026.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 12. PUT RIGHT LIABILITY AND TON PAYABLE (Cont’d)

As of March 31, 2026, the outstanding Contingent Put Options were remeasured to fair value of $7.1 million, with the remeasurement change in fair value of $6.0 million recorded within other losses in the Consolidated Statements of Operations and Comprehensive Income (Loss).

The following table summarizes the changes in the put right liability during the fiscal year ended March 31, 2026 (in thousands):

Fiscal year ended
March 31,
2026
Balance as of April 1	$-
Put right recognition at contract inception	18,150
Change in fair value of put right liability, net of redemptions	5,959
Exercise of side letter put right	(2,920)
Settlement of DWF Maas Limited put right	(15,000)
Loss on exercise of put right liability	916
Put right liability as of March 31	$7,105

The following table summarizes the changes in TON payable during the fiscal year ended March 31, 2026 (in thousands):

Fiscal year ended
March 31,
2026
Balance as of April 1	$-
Exercise of side letter put right	2,920
Change in fair value of TON payable to settle put rights exercised	(51)
Gain on settlement of TON payable	(336)
Settlement of put right liability using digital assets	(1,108)
TON payable as of March 31	$1,425

NOTE 13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At March 31, 2026 and 2025, accounts payable and accrued liabilities were comprised of the following (in thousands):

	As of March 31,
	2026	2025

Accounts payable	$2,413	$427
Accrued other professional fees	—	262
Accrued accounting and auditing fees	73	155
Accrued bonuses and other payroll-related expenses	913	89
Accrued CRO	—	80
Accrued legal fees	414	60
Accrued clinical and R&D services	—	14
Capital expenditures	333	0
Other	—	13
Total accounts payable and accrued liabilities	$5,504	$1,100

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 14. LEASE LIABILITY

The Company entered into a lease of GPU equipment, which commenced on November 30, 2025 (the “GPU Lease”). The GPU Lease provided for an original term of one year, with the full balance paid at commencement in the amount of $0.3 million, with a purchase option exercisable at any point during the lease, with the purchase option being the remaining portion of the GPU’s purchase price of $0.2 million. On February 5, 2026, the Company exercised the purchase price for the GPU equipment with a payment of $0.2 million, however the validity of the purchase option was disputed by the GPU owner and the broker of the lease has not yet been able to deliver the GPU in question. The Company is pursuing a refund for the purchase option price, and the amount due is included in prepaid expenses and other receivables within the consolidated balance sheet as of March 31, 2026. As the full balance of the lease was paid at commencement and the purchase option ultimately disputed, no interest expense was incurred on the lease. As of March 31, 2026, the Company had no contractual commitments remaining on the GPU lease.

The Company entered into a lease of office space in Lisbon, Portugal, which commenced on March 1, 2026 (the “Lisbon Lease”). The Lisbon Lease provided for an original term of two years with purchase options at the end of the 12th and 24th months of the lease, with certain rent payments and option payments being credited towards the purchase price if the option is exercised. The Company calculated the Lisbon Lease liability using its incremental borrowing rate of 14.75%. The Company prepaid the first twelve months rent in the amount of EUR 84,000.

The Lisbon Lease liability is payable as follows (in thousands):

Fiscal Year ended March 31,	Amount
2027	$68
2028	92
Total	$160
Less: Interest	(22)
Total lease liability	$138
Lease liability - current	65
Lease liability - non-current	$73

NOTE 15. BITGO PRIME LOAN

On August 28, 2025, the Company entered into a master loan agreement (the “Master Loan Agreement”) with BitGo Prime, LLC (“BitGo”). Pursuant to the Master Loan Agreement, the Company may borrow up to $35.0 million at an interest rate of 14.75% per annum with a 2.00% origination fee paid upfront in the amount of $0.3 million. The Loan shall only be used to purchase liquid TON that will be delivered to BitGo and such purchased liquid TON will also be pledged as collateral for the Loan. The outstanding loan balance must be repaid within six months of the origination of the Loan, unless provided for otherwise or amended.

On October 7, 2025, the Company received its initial draw on the Master Loan Agreement in the amount of $2.1 million. No further draws have been made on the loan, and on November 25, 2025 the loan balance was paid down to $1.8 million. On January 9, 2026, the remaining balance of the loan was paid down and the Master Loan Agreement was exited. In connection with the extinguishment of the Master Loan Agreement, the Company derecognized $0.1 million of deferred financing, incurred $0.5 million in loan termination fees paid to BitGo, and had $0.8 million in accrued interest forgiven by BitGo for payment of the loan termination fees, resulting in a net gain on debt extinguishment of $0.3 million being recognized within the Consolidated Statements of Operations and Comprehensive Income (Loss).

NOTE 16. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations. PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable. iOx is subject to U.K. taxes.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 16. INCOME TAXES (Cont’d)

The benefit from income taxes consists of the following for the years ended March 31, 2026 and 2025 (in thousands):

	Years Ended March 31,
	2026	2025

Current tax:
Current tax on profits for the year	$—	$—
Adjustments for current tax of prior periods	—	(3)
Total current tax benefit	—	(3)

Deferred income tax:
Decrease (increase) in deferred tax assets	—	—
Income tax benefit	$—	$(3)

Reconciliation of tax expense (benefit) at statutory tax rate and the income tax benefit as reported in the Consolidated Statement of Operations and Comprehensive Income (Loss) for the years ended March 31, 2026 and 2026 is as follows (in thousands):

	Years Ended March 31,
	2026	2025
Loss before income tax	$(38,627)	$(6,781)

Tax using BVI tax rate of 0%	—	—
Effect of tax rates in other countries	(273)	(24)
Derecognition of deferred tax assets	(156)	23
Nondeductible expenses	—	—
Utilization of losses not previously benefitted	—	—
Income tax effects related to equity compensation	429
Foreign currency effect and other	—	(2)
Income tax in the statement of loss	$—	$(3)

As of March 31, 2026 and 2025, the Company had $1.4 million and $0.6 million of U.S. federal net operating losses, respectively, which carryforward indefinitely but are limited to 80% of taxable income when utilized. As of March 31, 2026 and 2025, the Company also had $15.9 million in UK loss carryforwards, which carryforward indefinitely.

As of March 31, 2026 and 2025, the Company’s deferred tax assets and liabilities consisted of the effects of temporary differences attributable to the following (in thousands):

	As of March 31,
	2026	2025
Deferred tax assets:
The balance comprises temporary differences attributable to:
Tax loss	$4,265	$3,935
Share-based compensation	11	397
Reserves and accruals	—	17
Total deferred tax assets	4,276	4,349
Deferred tax asset not recognized	(4,276)	(4,349)
Net deferred tax asset	$—	$—

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 16. INCOME TAXES (Cont’d)

The Company assesses its deferred tax assets for recognition by considering both positive and negative evidence in order to ascertain whether it is probable that deferred tax assets will be realized. Realization of deferred tax assets is dependent upon the generation of future taxable income, if any, the timing and amount of which are uncertain. Due to the history of losses the Company has generated in the past, the Company believes that it is not probable that all of the deferred tax assets in the U.S. and U.K. can be realized as of March 31, 2026; accordingly, the Company has not recognized any of its deferred tax assets.

The Company’s deferred tax assets not recognized decreased by $0.1 million for the year ended March 31, 2026. The change in the deferred tax assets not recognized was primarily due to the true-up adjustment for stock compensation.

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

On July 4th 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA includes changes to U.S. tax law applicable to the Company beginning in 2025. The impact of the OBBBA on the Company's consolidated financial statements have been reflected in its current and deferred taxes; however, the enactment did not have a material impact to the Company's consolidated financial statements for the fiscal years ended March 31, 2026 and 2025.

NOTE 17. CAPITAL STOCK AND RESERVES

Authorized ordinary shares: Unlimited number of Alpha Compute ordinary shares without par value.

Private Placement Financings

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

On September 25, 2025, the Company completed the sale of 3,415,780 ordinary shares at a per share price of $5.73, and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary share (less $0.001 per pre-funded warrant) for gross proceeds of approximately $34.5 million, consisting of cash of $3.3 million and digital assets and stablecoin of $32.9 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury. During the fiscal year ended March 31, 2026, 111,295 pre-funded warrants issued under the private placement were exercised and 2,513,240 were forfeited by DWF in connection with the return of DWF’s initial investment. The remaining 633,931 pre-funded warrants outstanding have no expiration date.

160,000 ordinary shares were issued to the Company’s third-party asset manager as consideration for continued services to be provided to the Company pursuant to a Treasury Management Agreement. The shares have a three-year vesting term and are subject to forfeiture in the event the agreement with the asset manager is terminated under certain circumstances. The shares were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and were issued as restricted stock.

On December 8, 2025 and December 30, 2025, one Side Letter put right issued as part of the September 25, 2025 private placement financing and the DWF put right were exercised, respectively, and on March 24, 2026 and December 30, 2025, the contributed locked TON tokens receivable in the amount of 1,114,130, with a fair value of $2.5 million at contribution, and $15.0 million USD1 receivable were returned to the investor and DWF, respectively. Additionally, the Company terminated its Treasury Management Agreement with DWF in connection with the return of DWF’s initial investment. Upon return of the investor and DWF’s shares to the Company, the Company recognized treasury stock in the amount of 17,452 and 105,000 shares, respectively.

Shares Issued Under the ATM Program

During the fiscal year ended March 31, 2026, the Company sold 4,062,632 ordinary shares under the ATM program, generating net proceeds of approximately $12.0 million.

Shares Issued for Investment in Compedica

On June 5, 2025, the Company acquired an equity interest in Compedica, Ltd. ("Compedica"), a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a stock-for-stock transaction whereby the Company issued 625,000 ordinary shares valued at $5,000,000, at a per share price of $8.00, in exchange for a minority equity interest in Compedica.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 17. CAPITAL STOCK AND RESERVES (Cont’d)

On February 6, 2026, the Company and Compedica agreed to exchange their ownership interests in the counterparty with each other, with the 625,000 shares in the Company held by Compedica being returned to the Company’s treasury and the investment being exited. As a result, the Company recognized less than $0.1 million in treasury stock at the time the shares were returned, the fair value of the investment as of February 6, 2026.

Registered Direct Offering

On January 13, 2026, the Company entered into a securities purchase agreement with certain purchasers, pursuant to which the Company offered for sale to the Purchasers in a registered direct offering an aggregate of 5,230,000 ordinary shares and, in lieu thereof, pre-funded warrants to purchase up to 9,770,000 ordinary shares. The net proceeds from the Offering were approximately $12.7 million. During the fiscal year ended March 31, 2026, 9,120,000 pre-funded warrants issued under the registered direct offering were exercised. The remaining 650,000 pre-funded warrants outstanding have no expiration date.

Reverse Share Split

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. The reverse stock split decreased the number of ordinary shares outstanding as of September 30, 2023, from 17,808,225 to 890,412. All share and per share information included in the consolidated financial statements and in the Notes to the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split unless otherwise noted. The number of ordinary shares authorized remained at an unlimited number of common shares without par value.

Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole post-split ordinary share. As a result of this round up provision, the Company issued an additional 52,254 shares.

Series A Warrants and Pre-Funded Warrants

On September 29, 2023, we entered into a securities purchase agreement (the “2023 Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “2023 Registered Direct Offering”) and a concurrent private placement (the “2023 Private Placement,” and together with the Registered Direct Offering, the “2023 Offerings”). The 2023 Offerings closed on October 3, 2023.

Pursuant to the 2023 Purchase Agreement, in the 2023 Registered Direct Offering, the Company sold (i) 98,500 shares of the Company’s ordinary shares at a purchase price of $38.00 per share and (ii) pre-funded warrants to purchase up to 59,395 ordinary shares, at a purchase price of $37.98 per pre-funded warrant. All pre-funded warrants, which were exercisable for one ordinary share at an exercise price of $0.02 per share, were exercised in full on May 29, 2024.

In the 2023 Private Placement, we issued to such institutional and accredited investor unregistered Series A Warrants to purchase up to 157,895 ordinary shares. Each Series A Warrant was immediately exercisable for one private warrant share at an exercise price of $38.00 per share but expired on April 3, 2025, 18 months from the date of issuance.

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

On the October 3, 2023 issue date, the calculated fair value of the Series A Warrants and the pre-funded warrants was $2.968 million ($18.80 per such warrant). Because the fair value of the warrants accounted for as liabilities exceeded the net proceeds from the 2023 Registered Direct Offering, the proceeds allocated to the ordinary shares, the pre-funded warrants and the Series A warrants was zero. The Series A Warrants expired on April 3, 2025, 18 months from the date of issuance, and all pre-funded warrants were exercised in full on May 9, 2024.

Series A Warrants

The inputs associated with calculating the fair value are reflected below.

October 3, 2023
Exercise price	$38.00
Share price	$39.40
Expected life (years)	1.50
Expected volatility	96.0%
Risk-free interest rate	5.32%
Dividend yield	-

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 17. CAPITAL STOCK AND RESERVES (Cont’d)

Nature and Purpose of Reserves

Stock Option Reserve

The stock option reserve reflects the reserve of compensation expense recognized over the vesting period based upon the grant date fair value of the Company’s equity settled grants calculated in accordance with IFRS 2, “Share-based Payment”. See Note 18, “Stock Option Reserve,” below for a further discussion.

NOTE 18. STOCK OPTION RESERVE

The share option reserve reflects the reserve of compensation expense recognized over the vesting period based upon the grant date fair value of the Company’s equity settled grants calculated in accordance with IFRS 2, “Share-based Payment”.

Amended and Restated 2021 Equity Incentive Plan and Grants of Stock Options and Restricted Stock Units

The following table provides the activity for the Company’s stock option reserve for the fiscal years ended March 31, 2026 and 2025 (in thousands):

	Years Ended March 31,
	2026	2025

Balance, beginning of year	$23,530	$23,841
Share-based compensation expense	1,745	321	(1)
Correction of prior period overstated share-based compensation expense	—	(632	)(2)
Balance, end of year	$25,275	$23,530

(1)	Amount is net of $0.6 million reversal of share-based compensation expense for unvested share options forfeited during the fiscal year ended.
(2)	Amount represents the correction as of March 31, 2025 for the overstated share-based compensation expenses in Fiscal 2022 and Fiscal 2024.

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. All share and per share information have been retroactively adjusted to reflect the impact of the reverse stock split unless otherwise noted. See Note 1 “Nature of Operations” and Note 17, “Capital Stock and Reserves” for further discussion on the reverse stock split.

The 2021 Equity Incentive Plan (the “Equity Incentive Plan”), as amended on January 19, 2022, allows for the grant of equity awards up to 248,043 or 15% of shares currently issued and outstanding, 3,616,999as of March 31, 2026.

On March 7, 2025, the Board authorized the grant of a total of 160,000 options to purchase ordinary shares at a per share exercise price of $4.45, with a term of 10 years. Vesting will accelerate on a change of control of the Company. The options had a per share fair value of $4.04 and vest as to one-quarter immediately and the balance as to one-third on each March 7, 2026, 2027 and 2028. The grants were made to certain directors, officers and employees. The options were issued under the Company’s 2021 Equity Incentive Plan.

In Fiscal 2026, the Board of Directors authorized on March 11, 2026, the grant of 1,930,396 share options to purchase ordinary shares at a per share rate ranging from $1.30 to $8.26. Once vested, the share options are exercisable for a period ending 10 years after the date of grant. Vesting will accelerate on a change of control of the Company. The options had a per share fair value of $0.40 and vest as to one-quarter immediately and the remaining balance as to one-third on each March 11, 2027, 2028, and 2029. The grants were made to certain directors, officers, and advisors. The options were issued as discretionary options outside the 2021 Equity Incentive Plan, and not part of any regularly constituted compensation plan. These options were awarded pursuant to contractor agreements and advisory agreements contingent on the Company raising at least $50 million in equity financing via either private or public share offerings, which was achieved on January 14, 2026.

On March 11, 2026 the Board of Directors also authorized the grant of 1,235,924 Restricted Stock Units which vested immediately upon the grant date. The grants were made to certain directors, officers, and employees. The Restricted Stock Units were issued as discretionary awards outside the 2021 Equity Incentive Plan, and not part of any regularly constituted compensation plan. These options were awarded pursuant to contractor agreements contingent on the Company raising at least $50 million in equity financing via either private or public share offerings, which was achieved on January 14, 2026.

On July 27, 2025 the board authorized the grant of 97,739 share options under the terms of the Company’s 2021 Equity Incentive Plan to board members and employees. These options were fully vested at the time of grant.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 18. STOCK OPTION RESERVE (Cont’d)

As of March 31, 2026, no shares were reserved for awards previously granted or available for future awards under the Amended and Restated 2021 Equity Incentive Plan.

The changes in the number of stock options issued and outstanding for the fiscal years ended March 31, 2026 and 2025 were as follows:

	Years Ended March 31,
	2026	2025
Balance, beginning of period	225,117	90,281
Granted	2,028,135	160,000
Expired or forfeited	(6,745)	(25,164)
Balance, end of period	2,246,507	225,117
Exercisable, end of period	2,246,507	102,855
Available for future awards	—	17,516

The table above does not include fully vested restricted stock units (“RSUs”) granted to certain executives in January 2021 and January 2022. In January 2024, the Company issued 308 shares for the exercise of 470 RSUs net of 162 shares withheld to pay for an employee’s payroll taxes. In September 2024, the Company issued 882 shares for the exercise of 1,152 RSUs net of 270 shares withheld to pay for an employee’s payroll taxes. In December 2024, the Company issued 8,173 shares for the exercise of 11,905 RSUs net of 3,732 shares withheld to pay for an employee’s payroll taxes. As of March 31, 2026, there were 1,241,334 RSUs granted and outstanding, of which 4,550, 860, and 1,235,924 RSUs expire on January 13, 2031, January 19, 2032, and March 11, 2036, respectively.

The weighted-average estimated fair value of share options granted during the years ended March 31, 2026 and 2025 was $0.40 and $4.04 per share, respectively, using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended March 31,
	2026	2025
Grant Price	1.30	4.45
Expected life (in years)	10	5.75
Risk-free interest rates	3.68%	4.14%
Volatility	115.0%	135.8%
Dividend yield	—	—

The following is the weighted average exercise price and the remaining contractual life for outstanding options as of March 31, 2026 and 2025:

	As of March 31,
	2026	2025
Weighted average exercise price	$6.84	$62.51
Weighted average remaining contractual life (in years)	9.9	9.1

Share options granted and outstanding at the end of the year have the following expiration dates and exercise prices:

			Share Options as of
Grant Date	Expiration Date	Exercise Price $	March 31, 2026
January 13, 2021	January 13, 2031	355.00	21,400
January 19, 2022	January 19, 2032	204.40	12,475
February 15, 2022	February 15, 2032	171.80	—
June 8, 2022	June 8, 2032	220.00	—
July 27, 2022	July 27, 2032	201.20	—
March 30, 2023	March 30, 2033	58.40	24,497
March 7, 2025	March 7, 2035	4.45	160,000
July 27, 2025	July 27, 2025	5.73	97,739
March 11, 2026	March 11, 2036	1.30	1,930,396
Total			2,246,507

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 18. STOCK OPTION RESERVE (Cont’d)

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of March 31, 2026.

The Company recorded approximately $2.3 million of share-based compensation expense in the year ended March 31, 2026. During Fiscal 2025, the Company recorded approximately $0.3 million of share-based compensation, which reflects an additional $0.3 million in share-based compensation expense for the accelerated vesting of certain employee share options offset by $0.6 million reversal of share-based compensation for unvested share options forfeited during the year. The Company recorded approximately $2.6 million of share-based compensation expense in the year ended March 31, 2024.

NOTE 19. LOSS PER SHARE

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

The calculation of Basic and Diluted EPS reflects the pre-funded warrants as outstanding shares.

The following table reflects the loss and share data used in the basic and diluted EPS calculations (in thousands, except per share amounts):

	Years Ended March 31,
	2026	2025	2024
Numerator
Net loss attributable to owners of the Company	$(38,627)	$(6,767)	$(75,339)
Denominator
Weighted average number of shares – Basic and Diluted	9,248	1,183	968
Basic and diluted loss per share	$(4.18)	$(5.72)	$(77.83)

The inclusion of the Company’s share purchase warrants (other than pre-funded warrants, as described above), stock options and RSUs in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the fiscal years ended March 31, 2026, 2025, and 2024. The following table reflects the Company’s outstanding securities by year that would have an anti-dilutive effect on loss per share and, accordingly, were excluded from the calculation.

	March 31,
	2026	2025	2024
Warrants	1,531,581	481,581	481,581
Share options	2,246,507	225,117	90,281
Restricted stock units	1,241,334	5,410	18,467

NOTE 20. COMMITMENTS AND CONTINGENT LIABILITIES

iOx – Parexel Master Services Agreement

Effective March 15, 2022, iOx, a wholly-owned subsidiary of the Company, entered into a Master Services Agreement (the “MSA”) with Parexel under which Parexel agreed to act as a clinical service provider (“CRO”) pursuant to a work order (“Work Order”) effective June 1, 2022. Under such Work Order, Parexel planned to operate a Phase 2 trial of IMM60 and pembrolizumab in advanced melanoma and non-small lung cancer. The MSA provided for a five-year term, and the Work Order provided for a term to end upon the completion of the services required. The budget provided for service fees and pass-through expenses and clinical sites totaling $11.5 million. During the year ended March 31, 2023 (“Fiscal 2023”), the Company executed two change orders resulting in a $0.6 million increase in the overall estimated budgeted costs. As a result of the Company’s decision to discontinue the development with respect to this program, on December 20, 2023, the Company provided Parexel notice of termination of the contract, with a planned termination date of April 18, 2024.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 20. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

As the ongoing CRO services were wound down, the Company noticed that expenses incurred under the CRO agreement were higher than originally budgeted. Parexel agreed to refund the Company $0.552 million and release the liability for amounts invoiced and unbilled services totaling $1.486 million, and the Company forfeited advanced payments of $1.091 million. As a result, the Company recognized a net gain of $0.946 million as of September 30, 2024. The Company received the refund from Parexel on October 3, 2024. As of March 31, 2024, the Company reflected $1.414 million of payables to Parexel in accounts payable and accrued liabilities and $1.277 million in prepaid expenses and other receivables in the consolidated statement of financial position.

Buzz HPC GPU Lease

On February 6, 2026 he Company entered into a GPU infrastructure services agreement with Buzz Performance Cloud Inc. pursuant to which the Company secured rights to access 504 NVIDIA B200 GPUs for a 24-month term. The arrangement contemplates aggregate contractual payments of approximately $29.6 million over the contract term and requires a security deposit of $2.6 million, which was paid on February 13, 2026. As of March 31, 2026, no liability was yet recorded as the services did not commence until early June.

atNorth Colocation Lease Payments

On December 11, 2025 the Company signed an enterprise colocation service agreement (the “Colo Agreement”) with atNorth AB (“atNorth”) to deploy the Company’s GPU hardware to atNorth’s data center located in Kista, Sweden. The Colo Agreement consists of two data halls with a Phase I deployment of 1,213 kW of power and a Phase II of 1,017 kW of power, with Phase II being structured as a Right of First Refusal (the “ROFR”). The agreement’s commencement date was April 1, 2026, and extends for 60 months after which it automatically extends for successive 12 month periods unless 6 months’ notice is provided by either party. On April 10, 2026, the Company paid a 982,368 EUR deposit to secure Phase I of the agreement. As of the date of the issuance of these consolidated financial statements, the ROFR for Phase II of the deployment has expired, although atNorth is still being considered for a further deployment once ready. The monthly colocation fee for Phase I that has commenced is 163,728 EUR plus variable electricity costs estimated at 0.126 EUR/kWh.

GaMee Acquisition Token Buyback

On March 19, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Animoca Brands Limited (“Animoca Brands”) to acquire a 60% controlling equity interest in Ga Mee Global Limited (“GaMee Global”), a company incorporated in Hong Kong and wholly owned subsidiary of Animoca Brands, and certain digital tokens (the “GaMee Transaction”). GAMEE is a gaming and entertainment platform within Telegram's ecosystem and provides the Company with additional distribution and customer acquisition opportunities within the decentralized AI space. The SPA contains a post-closing item requiring the Company to, within ninety (90) days after close, acquire from the open market $2 million worth of GMEE tokens. GMEE is the native utility token of the GaMee gaming platform and ecosystem. The GaMee Transaction closed on May 27, 2026.

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

In March 2025, the Company resumed patient enrollment into the final cohort arm of TT-10 (PORT-6) as part of the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our TT-4 (PORT-7) compound, supporting advancement of this indication in its first-inhuman trial of TT-4 (PORT-7) which is expected to commence in the quarter ending March 31, 2026.

On May 31, 2026, Cyncado and ADDRI executed a definitive Clinical Trial Research Agreement establishing the terms of the study. The trial is expected to enroll approximately 50 patients across multiple clinical sites, will be led by A/Prof Steven Kao and Dr. Melvin Chin, and is intended to run in parallel with Cyncado's planned U.S. mesothelioma activities. Under the agreement, Cyncado will supply TT-4 and provide limited support as part of an international mesothelioma program. The trial remains subject to customary regulatory and ethics approvals and site activation before enrollment begins.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 20. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

Nasdaq Notifications

On December 10, 2024, the Company received written notice (the “Notice”) from The Nasdaq Stock Market, LLC (“Nasdaq”) indicating that it was not in compliance with the minimum shareholders’ equity requirement for continued listing on The Nasdaq Capital Market (the “Capital Market”) as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Shareholders’ Equity Requirement”), because the shareholders’ equity of $695,000 as of September 30, 2024, as reported in the Company’s Report on Form 6-K containing unaudited consolidated financial statements for the three and six months ended September 30, 2024, filed with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2024, was below the required minimum of $2.5 million, and because as of the date of the Notice, the Company did not meet either of the alternative continued listing standards for the Nasdaq Capital Market, relating to market value of listed securities of at least $35 million or net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. The Company submitted a plan on January 24, 2025, to regain compliance with the shareholders’ equity requirement or achieve compliance with an alternative continued listing standard for the Capital Market (the “Compliance Plan”) and on February 11, 2025, the Company received notification from Nasdaq that Nasdaq accepted the Compliance Plan and granted the Company an extension to regain compliance with the continued listing standards by June 9, 2025. In keeping with the Compliance Plan, on June 5, 2025, the Company increased its shareholders’ equity, and submitted documentation to Nasdaq indicating compliance as of June 9, 2025, with the shareholders’ equity requirement. The Nasdaq Stock Market, LLC indicated by letter dated June 24, 2025, that the Company has regained compliance with the continued listing standards of the Nasdaq Capital Market.

On March 2, 2026, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that because the closing bid price for the Company’s common stock was below $1.00 per share for the last 30 consecutive business days, the Company did not meet the $1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”). The deficiency letter does not result in the immediate delisting of the Company’s common stock from the Nasdaq Capital Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial period of 180 calendar days, or until August 31, 2026 (the “Compliance Period”), to regain compliance with the Bid Price Rule. If, at any time during the Compliance Period, the closing bid price per share of the Company’s common stock is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written notification to the Company that it complies with the Bid Price Rule, unless the Staff exercises its discretion to extend this 10 day period pursuant to Nasdaq Listing Rule 5810(c)(3)(H). The Nasdaq letter also provides that in the event the Company does not regain compliance by August 31, 2026, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company must meet the continued listing requirement for market value of publicly held shares and all other initial listing standards of the Nasdaq Capital Market, with the exception of the bid price requirement. Notwithstanding the terms set forth in the Nasdaq letter, there can be no assurance that the Company will be eligible for an additional 180 calendar day period to regain compliance. If the Company meets the applicable requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. If, however, it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq could provide notice that the Company’s common stock will become subject to delisting. In such event, Nasdaq rules would permit the Company to appeal the delisting determination to a Nasdaq Hearings Panel.

Ground Tunnel Consulting Services Agreement

On July 15, 2025, Alpha Transform Holdings, a related party of the Company, entered into a consulting service agreement with Ground Tunnel Capital LLC, a third-party advisory and marketing consultant. This consulting service agreement was assigned to the Company on October 25, 2025. The effective date of the agreement occurred upon the closing of the subsequent private placement of ordinary shares, which occurred on September 25, 2025, with contractual services to be provided through July 15, 2028. $1.0 million was paid upon execution of the contract, with subsequent milestone payments of $0.25 million due on each October 15, 2025, January 15, 2026, April 15, 2026 and July 15, 2026. On April 15, 2026, the Company submitted its third milestone payment in the amount of $0.25 million.

Treasury Management Agreement

At the closing of the Company’s financing on September 25, 2025, the Company entered into a treasury management agreement (the “DWF TMA”) with DWF MaaS Limited (“DWF”), pursuant to which the Company appointed DWF to manage $15.0 million that DWF contributed in the September 2025 financing and implement the TON treasury strategy for the Company. Under the DWF TMA, DWF is entitled to retain 100% of all profits earned until the balance with DWF reaches $150.0 million at which point the Company will earn a 3% yield on all DWF-managed TON holdings, and additionally 10% of any profits from asset management will be shared with the Company. In consideration for the services to be provided, the Company issued 160,000 ordinary shares to DWF, which shares shall vest linearly over a period of three (3) years from the date of issue to DWF. The initial term of the agreement is 3 years and will commence on the date that the aggregate transfers from the Company to DWF reach $150 million.

The Company has the right to terminate the agreement with 90 days’ notice provided that a) the termination notice is submitted more than 18 months following commencement of the contract term, and b) the Company publicly announces it will cease its strategy of holding TON as a treasury asset. Pursuant to the DWF AMA, DWF is entitled to convert the Ordinary Shares it subscribed for in the September 2025 private placement into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company up to a maximum value of $15,000,000. DWF was granted the right to exercise this conversion option at any time within twelve months from August 25, 2025.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 20. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

The range of management and trading activities that DWF is authorized to conduct under the DWF AMA is limited to market-making, buying and selling the TON tokens, and providing liquidity on decentralized or centralized exchanges. DWF cannot use derivatives as part of their mandate. DWF is mandated to actively manage the assets under management to provide market liquidity in TON trading pairs and generate a return. DWF is required to hold and secure the assets using institutional-grade custody solutions, which may include qualified third-party custodians, centralized cryptocurrency exchanges, multi-party computation (MPC) wallets, and other industry-standard security protocols designed to safeguard digital assets.

In addition to the initial $15.0 million that DWF contributed in the September 2025 financing, the Company is required to make additional transfers of a) $5 million 15 days after the close of the September 2025 financing, and b) $55.0 million within 3 months of the September 2025 financing, with no less than $20.0 million to be transferred each month. The Company also agrees to transfer 50% of any subsequent treasury fundraising to DWF for asset management until the total assets under management total $225.0 million. Through December 30, 2025, there had been no additional transfers to DWF, and DWF was managing only the $15.0 million of their own funds that they contributed as part of the September 2025 financing.

On December 30, 2025, the Company entered into that certain Settlement Agreement and Release (the “Settlement Agreement”), by and between the Company and DWF MaaS Limited (“DWF”). The Settlement Agreement resolves certain disputes over the rights and obligations related to that certain Treasury Management Agreement, dated as of August 25, 2025 (the “Treasury Management Agreement”), by and between the Company and DWF, pursuant to which the Company appointed DWF to manage and implement a portion of the Company’s TON treasury strategy. On September 25, 2025, DWF subscribed for (i) 105,000 ordinary shares (the “Shares”) of the Company, no par value per share (the “Ordinary Shares”), and (ii) pre-funded warrants to purchase up to 2,513,240 Ordinary Shares (the “Pre-Funded Warrants” and together with the Shares, the “Repurchase Securities”), in exchange for consideration of USD1 $15,000,000, in each case pursuant to that certain Securities Purchase Agreement, dated as of September 2, 2025, by and between the Company and certain investors party thereto (including DWF). Also on September 25, 2025, pursuant to the terms of the Treasury Management Agreement, the Company and DWF entered into that certain Ordinary Share Issuance Agreement (the “Restricted Share Agreement”), pursuant to which the Company issued 160,000 Ordinary Shares (the “Restricted Shares”) to DWF, with such Restricted Shares vesting linearly over a three (3) year period from the date of issuance. Pursuant to the Settlement Agreement, the Company agreed to: (i) purchase the Repurchase Securities from DWF for an aggregate amount of USD1 $15,000,000 (or whatever amount remains in the digital wallet used to fund the initial deposit pursuant to the Treasury Management Agreement); (ii) remove the vesting restrictions applicable to the Restricted Shares; and (iii) pay DWF USD $35,000. As part of the Settlement Agreement, the Company and DWF each agreed to a mutual full release of claims. Further, the Treasury Management Agreement and the Restricted Share Agreement were terminated and no longer enforceable.

Vertical Data Server Purchase Agreement

On January 5, 2026, the Company signed an agreement with Vertical Data Inc. to acquire 72 Dell XE9780-B300 Servers containing a total of 576 GPUs along with associated required networking equipment, at a total cost of $40.9 million. On the same day a deposit of $2.0 million was made, with additional deposits made in January and February 2026 of $6.0 million for a total of $8.6 million in deposits made in order to hold the allocation of servers. The remaining cost of the acquisition will be funded via a GPU equipment financing lender. The anticipated asset-backed loan will be non-recourse to the Company.

NOTE 21. RELATED PARTY TRANSACTIONS

Private Placement Financing

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two former directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted stock. The proceeds are being used for general corporate purposes and working capital.

SalvaRx Acquisition

Two of the Company’s former directors, Messrs. Gregory Bailey and James Mellon, are also directors of SalvaRx Group plc, a company which owned approximately 2.2% of the Company’s issued and outstanding ordinary shares as of March 31, 2025. As of March 31, 2026, SalvaRx Group plc owns no issued and outstanding shares of the Company.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Investments

The Company has entered into related party transactions and certain services agreements with certain of its shareholders. Key management personnel of the Company have also entered into related party transactions with certain of its shareholders. Key management personnel are those people who have the authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of the Company.

The following subsidiaries and associates are considered related parties:

(a)               iOx. Upon execution of the iOx Share Exchange on July 18, 2022, the non-Alpha Compute director resigned from the iOx board leaving two Alpha Compute insiders as directors. The management team of Alpha Compute comprises the management team of iOx.

(b)              Saugatuck. Saugatuck is 70% owned by the Company and is controlled by Alpha Compute.

(c)               Portage Development Services Inc. PDS provides human resources and other services to each operating subsidiary of Alpha Compute through shared services agreements.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated in consolidation and are not disclosed in this note.

Board Resignations and Appointments

On April 25, 2024, Mark Simon resigned all of his positions on the Board of Directors, and on April 26, 2024, Linda Kozick and Dr. Robert Glassman resigned all of their positions on the Board of Directors. On April 30, 2024, Dr. Jean -Christophe Renondin and Dr. Justin Stebbing were elected to the Board. On August 3, 2025, Justin Stebbing, and Jean-Christophe Renondin resigned from the Board of Directors and Brittany Kaiser was appointed to the Board. On September 25, 2025, Gregory Bailey and James Mellon resigned from the Board of Directors and Michael Terpin and Enzo Villani were appointed to the Board. On December 19, 2025, Alexander Pickett resigned from the board of directors of the Company. On February 6, 2026 Steven Mintz resigned from the board of directors and was replaced with F. Dan Siciliano.

Advisory Agreement

On August 20, 2025, the Company entered into an independent contractor agreement with Ralph Matthew McKibbin (the “McKibbin Agreement”), pursuant to which Mr. McKibbin will provide development advisory services to the Company. Mr. McKibbin is entitled to an equity grant in options at a strike price equal to the fair market value on the date of the grant of 0.25% of the issued and outstanding ordinary shares of the Company after giving effect to the number of issued and outstanding ordinary shares of the Company as of immediately after the Closing. 50% of the options will vest immediately and the remaining 50% shall vest in equal installments over a 12-month period. Due to the relationship between Ms. Kaiser and Mr. McKibbin, the McKibbin Agreement is a related party transaction for Ms. Kaiser.

Relationship with DecentraNet

DecentraNet is an early-stage venture investment fund and advisory firm. They invest at the earliest stages (F&F, Pre-Seed, and Seed), and have advisory clients ranging from startups to multi-billion dollar public companies. In Fiscal 2026 the Company paid DecentraNet a total of $55,000 for advisory and fundraising services. Mr. McKibbin is the founder of DecentraNet and a related party to the Company.

Retention Agreements and General Releases

On July 22, 2024, the Company and Portage Development Services, Inc. entered into a Retention Agreement and General Release (“Retention Agreement”) with each of Allan Shaw, the Company’s former Chief Financial Officer (“Employee”) and Joseph Ciavarella, the Company’s former controller (“Consultant”). Under the terms of each of the Retention Agreements, Employee’s current employment agreement and Consultant’s current consulting agreement both terminated on July 22, 2024, except with respect to certain provisions. In return for continuing to provide services to the Company and its affiliates and completing certain tasks as described in the respective Retention Agreements, the Company paid an aggregate $0.2 million (the “Retention Amount”) to Employee and Consultant, in addition to their monthly pay through September 30, 2024.

The Company accrued the Retention Amount, as well as the monthly pay totaling $0.2 million through September 30, 2024, in the consolidated financial statements for the three months ended June 30, 2024, as the material terms of the Retention Agreements were known and agreed upon at June 30, 2024. In accordance with the terms of the Retention Agreements, the Company paid in full the Retention Amount and issued 14,348 ordinary shares to the Employee and Consultant in lieu of cash bonuses accrued in Fiscal 2023 totaling $0.1 million by September 30, 2024, the date on which the Employee’s employment and the Consultant’s consulting relationship with the Company and its affiliates ended.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Relationship with Compedica

As discussed in Note 10, the Company acquired an equity interest in Compedica, a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a stock-for-stock transaction whereby Compedica obtained a corresponding 27.4% interest in the Company, which was subsequently diluted in connection with the private financing in September 2025. As of September 30, 2025, Compedica owned 11.9% of the Company’s ordinary shares issued and outstanding. At the time of the Compedica investment, Jim Mellon was a director of both Compedica and the Company and a greater than 5% owner of the Company.

On February 6, 2026, the Company and Compedica agreed to exchange their ownership interests in the counterparty with each other, with the 625,000 shares in the Company held by Compedica being returned to the Company’s treasury and the investment being exited. As of March 31, 2026, the Company no longer has any affiliation with Compedica, its employees, or directors, excepting the 625,000 Company shares to be returned, which was completed on May 21, 2026.

Asset Management Agreement

At the closing of the Company’s financing on September 25, 2025, the Company entered into an Asset Management Agreement (the “Asset Management Agreement”) with Alpha Sigma Capital, LLC (the “Asset Manager”). Pursuant to the Asset Management Agreement, the Asset Manager shall provide discretionary investment management services with respect to, among other assets (including without limitation certain subsequently raised funds), certain of the Company’s net proceeds from the Offering (the “Account Assets”) in accordance with the terms of the Asset Management Agreement.

Under the Asset Management Agreement, the Company shall pay the Asset Manager an asset-based fee equal to 1.0% per annum of the Account Assets. The Account Assets managed under the agreement are held in the name of the Company and remain under Company control. The agreement term is one year, after which it renews automatically and can be terminated by the Company with 90 days’ notice, provided that the Company has decided to end the TON digital asset treasury strategy.

The Asset Manager is mandated to invest the Account Assets principally with a long-only strategy primarily in TON, including staking (and restaking) TON to improve returns. The Asset Manager is not permitted to invest in any OTC derivatives, futures contracts, or option contracts that would require the Asset Manager to register as a commodity pool operator or commodity trading advisor.

Mr. Enzo Villani, Chief Investment Officer of the Company, is the Chief Executive Officer and Chief Investment Officer of the Asset Manager. Alpha Sigma Capital was also an investor in the Company’s September 2025 financing.

Alpha Transform Holdings

Alpha Transform Holdings ("ATH") is a related party of the Company because it is majority-owned by Enzo Villani, CIO and Chairman, and Michael Terpin, board member. On July 15, 2025, ATH entered into a consulting service agreement with Ground Tunnel Capital LLC, a third-party advisory and marketing consultant. This consulting service agreement was assigned to the Company on October 25, 2025, after Company board approval on October 20, 2025. The effective date of the agreement occurred upon the closing of the subsequent private placement of ordinary shares, which occurred on September 25, 2025, with contractual services to be provided through July 15, 2028. $1.0 million was paid upon execution of the contract, with subsequent milestone payments of $0.25 million due on each October 15, 2025, January 15, 2026, April 15, 2026 and July 15, 2026. On April 15, 2026, the Company submitted its third milestone payment in the amount of $0.25 million.

Blockchain Wire / Content Syndicate

Content Syndicate (dba Blockchain Wire) is a press release distribution service focused on news from blockchain and crypto companies and projects. Their global reach includes distribution to broadcast and online media outlets, social media sites, trade publications, leading blogs, industry executives, influencers and investors. They offer multiple distribution options, ease-of-use, broad partnership integrations and a dedicated client services team. In Fiscal 2026 we paid Content Syndicate a total of $0.2 million for distribution and placement of press releases and media buys. Content Syndicate is a related party by virtue of being owned by Enzo Villani and Michael Terpin.

Compensation Arrangements

The following table summarizes all compensation paid or payable by the Company to its directors and senior management for the fiscal years ended March 31, 2026, 2025, and 2024.

Years ended March 31,	2026	2025	2024
Short-term employee benefits (salary, bonus, etc.)	4,052	1,3787	2,127
Post-employment benefits
Other long-term benefits
Termination benefits	152		49
Share-based payment compensation	1,600	590
	5,804	1,968	2,176

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Compensation Arrangements

The following tables and accompanying notes set forth all compensation paid or payable by the Company to its directors and senior management for the fiscal years ended March 31, 2026, 2025, and 2024. The share information is adjusted to give effect to the 1-for-20 reverse share split completed on August 15, 2024.

Director Compensation

Name & Principal Position	Year	Fee and Salary(1)	Bonus	Transaction Closing Bonus(3)	Securities Under Options Granted		Shares or Units(16)	Other(3)	Total Compensation
		$	$	$	$		$	$	$
Michael Terpin
	2026	61,250	-	-	-		-	-	61,250

F. Daniel Siciliano
	2026	17,500	-	-	-		-	-	17,500

Gregory H. Bailey, M.D.(6)
	2026	30,000	25,000	-	-		-	-	55,000
	2025	30,000	-	-	-		-	-	30,000
	2024	49,500	-	-	-		-	-	49,500

James Mellon(6)
	2026	30,000	25,000	-	-		-	-	55,000
	2025	30,000	-	-	-		-	-	30,000
	2024	35,242	-	-	-		-	-	35,242

Steven Mintz(8)
	2026	77,500	25,000	-	54,796		-	-	157,296
	2025	30,000	-	-	113,158	(5)	-	-	143,158
	2024	45,750	-	-	-		-	-	45,750

Jean-Christophe Renondin, M.D.(7)
	2026	30,000	25,000	-	54,796		-	-	109,796
	2025	30,000	-	-	96,992	(5)	-	-	126,992
	2024	-	-	-	-		-	-	-

Justin Stebbing, M.D. PhD(7)
	2026	30,000	25,000	-	64,760		-	-	119,760
	2025	30,000	-	-	121,240	(5)	-	-	151,240
	2024	-	-	-	-		-	-	-

Linda Kozick(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	42,000	-	-	-		-	-	42,000

Mark Simon(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	55,500	-	-	-		-	-	55,500

Robert Glassman(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	45,258	-	-	-		-	-	45,258

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Executive Officer Compensation

Name & Principal Position	Year	Fee and Salary(1)	Bonus	Transaction Closing Bonus(3)	Securities Under Options Granted		Shares or Units(16)	Other(3)	Total Compensation
		$	$	$	$		$	$	$
Executive Officers
Brittany Kaiser
Chief Executive Officer and Director	2026	661,290	-	500,000	218,219		149,015	187,102	1,715,627

Enzo Villani
Chief Investment Officer and Director	2026	369,355	-	500,000	218,219		248,359	-	1,335,933

Wes Levitt
Chief Financial Officer	2026	219,086	-		-			-	219,086

Yury Mitin
Chief Business Development Officer	2026	369,355	-	500,000	218,219		99,344	-	1,186,918

Alexander Pickett(10)
Chief Executive Officer and Director	2026	51,250	25,000	-	234,132		-	39.6	310,422
	2025	30,000	-	-	145,488	(5)	-	-	175,488

Ian Walters(11)
Chief Executive Officer and Chairman of the Board	2026	-	-	-	-		-	152,383	152,383
	2025	453,186	-	-	-		-	54,716	507,902
	2024	642,700	-	-	-		-	75,185	717,885

Andrea Park(12)
Chief Financial Officer	2026	218,429	50,000	-	39,857		-	-	308,286
	2025	163,790	-	-	113,158	(5)	-	28,659	305,607

Allan Shaw(13)	2026	-	-	-	-		-	-	-
Chief Financial Officer and Secretary	2025	234,500	-	-	-		-	-	234,500
	2024	469,000	-	-	-		-	49,205	518,205

Robert Kramer
Chief Scientific Officer	2026	-	-	-	-		-	-	-
	2025	112,500	-	-	-		-	6,750	119,250
	2024	168,750	-	-	-		-	17,141	185,891

Brian Wiley(14)
Chief Business Officer	2026	-	-	-	-		-	-	-
	2025	114,844	-	-	-		-	8,627	123,471
	2024	153,125	-	-	-		-	2,297	155,422

Justin Fairchild(15)
Vice President of Development	2026	-	-	-	-		-	-	-
	2025	20,000	-	-	-		-	-	20,000
	2024	270,000	-	-	-		-	55,301	325,301

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Notes

(1)	Represents base salary earned by executive officers in accordance with their respective contractor agreements and director’s fees earned by directors. For Brittany Kaiser, Enzo Villani, Yury Mitin, and Wes Levitt, their base salary is comprised of equal portions payable in USD and TON tokens. The figures in the table represent the sum of both. To date, these executives’ USD portions of their salaries have been paid monthly, while the TON portions have been accrued by the Company.

(2)	Dr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their directors’ fees with respect to the three months ended March 31, 2024.

(3)	The contractor agreements for executives Brittany Kaiser, Enzo Villani, and Yury Mitin each provided for bonuses consisting of $250,000 in cash and $250,000 worth of TON tokens, payable upon the Company raising at least $50 million in equity financing through private or public share offerings. This milestone was achieved on January 14, 2026, upon the closing of a $15 million registered direct share offering, which, together with prior equity financings, resulted in aggregate equity financing proceeds in excess of $50 million. During Fiscal 2026, the Company paid the cash portion of the bonus to each executive and accrued the TON token portion of each executive’s bonus.

(4)	Represents employee benefits paid by the Company.

(5)	Represents the aggregate grant date fair value of 14,600 options to purchase ordinary shares granted on March 30, 2023, which vested on the first anniversary of the date of grant.

(6)	Represents the aggregate grant date fair value of options to purchase ordinary shares granted on March 7, 2025, which one-quarter vested immediately, one-quarter vested on March 7, 2026, and the remaining balance to vest in equal parts on March 7, 2027 and March 7, 2028.

(7)	Mr. Mellon and Dr. Bailey served as directors of the Company through September 25, 2025.

(8)	Dr. Renondin and Dr. Stebbin served as directors of the Company through August 3, 2025.

(9)	Mr. Mintz served as a director of the Company through February 6, 2026.

(10)	Ms. Kozick and Dr. Glassman served as directors of the Company through April 25, 2024, and Mr. Simon served as a director of the Company through April 24, 2024.

(11)	Mr. Pickett was appointed as our Chief Executive Officer under a consultancy agreement and joined our Board of Directors on December 15, 2024. He resigned as Chief Executive Officer on August 2, 2025 and departed the Board of Directors on December 19, 2025.

(12)	Dr. Walters served as our Chief Executive Officer and Chairman of our Board of Directors through December 14, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(13)	Ms. Park was appointed as our Chief Financial Officer on September 30, 2024 and left the Company in October 2025.

(14)	Mr. Shaw served as our Chief Financial Officer and Secretary through September 30, 2024. Other compensation in the amount of $127,250 represent payments made to Mr. Shaw under a Retention Agreement and General Release (“Retention Agreement”) dated July 22, 2024. Additional information concerning the Retention Agreement may be found in Note 14, Related Party Transactions to the consolidated financial statements included elsewhere in this Annual Report.

(15)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(16)	Mr. Fairchild resigned as our Vice President of Development in January 2024 but continued to provide his services as a consultant through May 31, 2024, his resignation date.

(17)	On March 11, 2026, the Board authorized the grant of 149,015 RSUs to Ms. Kaiser, 99,344 RSUs to Mr. Mitin, and 248,359RSUs to Mr. Villani, which were owed pursuant to their contractor agreements upon the Company raising at least $50 million in equity financing via either private or public share offerings. These RSUs were formally granted on April 29, 2026.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Outstanding Equity Awards at Fiscal Year-End

The following table and related notes provide certain information regarding all outstanding equity awards for our executive officers as of March 31, 2026, as adjusted to give effect to the 1-for-20 reverse share split completed on August 15, 2024:

		Option Awards				Stock Awards(6)
		Number of				Number of Shares or	Market Value of Shares or
		Securities Underlying		Option	Option	Units of Stock	Units of Stock
		Unexercised Options		Exercise	Expiration	That Have	That Have
Name	Grant Date	Exercisable(1)	Unexercisable	Price	Date	Not Vested	Not Vested
Alexander Pickett(2)	3/7/2025	36,000	-	4.45	3/7/2035	-	-
	7/27/2025	45,937	-	5.73	7/27/2035	-	-

Ian B. Walters(3)	3/30/2023	15,085	-	58.40	12/14/2026	-	-
	1/19/2022	6,285	-	204.40	12/14/2026	-	-
	1/13/2021	7,550	-	355.00	12/14/2026	-	-

Andrea E. Park(4)	3/7/2025	28,000	-	4.45	3/7/2035	-	-
	7/27/2025	7,820	-	5.73	7/27/2035	-	-

Allan Shaw(5)	3/30/2023	1,761	-	58.40	9/30/2026	-	-
	1/19/2022	840	-	204.40	9/30/2026	-	-
	1/13/2021	6,550	-	355.00	9/30/2026	-	-

Robert Kramer(6)	3/30/2023	2,771	-	58.40	3/30/2033	-	-
	1/19/2022	1,255	-	204.40	1/19/2032	-	-
	1/13/2021	3,050	-	355.00	1/13/2031	-	-

Brian Wiley(7)	3/30/2023	2,386	-	58.40	11/15/2026	-	-
	1/19/2022	3,000	-	204.40	11/15/2026	-	-

Brittany Kaiser(8)	3/11/2026	545,315	-	1.30	5/14/2036	-	-

Enzo Villani(8)	3/11/2026	545,315	-	1.30	5/14/2036	-	-

Yury Mitin(8)	3/11/2026	545,315	-	1.30	5/14/2036	-	-

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Notes

(1)	Except as set forth below, vesting of all options is subject to continued service as an employee, director and/or consultant of Alpha Compute or a subsidiary on the applicable vesting date. One fourth of the options vested or will vest on the first anniversary of the date of grant, and the remaining balance of the options vested or will vest in 36 equal monthly installments thereafter.

(2)	On December 15, 2024, Mr. Pickett was appointed as a director of the Company and our Chief Executive Officer under a consultancy agreement and served in such capacities through December 19, 2025, his resignation date. These options were awarded to Mr. Pickett for his services as a director. One fourth of the options vested immediately on grant date, and the remaining vest in three equal annual installments thereafter.

(3)	Dr. Walters served as our Chief Executive Officer and a director of the Company through December 14, 2024. Pursuant to the terms of his employment agreement, all unvested share options immediately vested on such date. Pursuant to the terms of his share option agreements, the vested share options are exercisable for two years from this date.

(4)	On September 30, 2024, Ms. Park was appointed as our Chief Financial Officer and departed the Company in October 2025. One fourth of the options vested immediately on the grant date, and the remaining vest in three equal annual installments thereafter.

(5)	Mr. Shaw served as our Chief Financial Officer through September 30, 2024. Pursuant to the terms of his share option agreements, the vested share options are exercisable for two years from such date.

(6)	The above table excludes 4,550 RSUs to Mr. Kramer granted on January 13, 2021, with a grant date value of $1,615,250, which vested on the grant date but are subject to certain restrictions and 860 RSUs granted on January 19, 2022 with a grant date value of $175,784, which vested on the grant date.

(7)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. Pursuant to the terms of his employment agreement, all unvested shares immediately vested on such date. Pursuant to the terms of his share option agreement, the vested share options are exercisable for two years from such date.

(8)	On March 11, 2026, the Board authorized the grant of 545,315 share options each to Ms. Kaiser, Mr. Mitin, and Mr. Villani, which were owed pursuant to their contractor agreements upon the Company raising at least $50 million in equity financing via either private or public share offerings. These share options were formally granted on May 14, 2026.

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

The following table summarizes the Company’s financial instruments as of March 31, 2026 and 2025 (in thousands):

	March 31,
	2026			2025
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL
Financial assets
Cash and cash equivalents	$686	$—	$—	$1,670	$—	$—
Stablecoin	$21	$—	$—	$—	$—	$—
Prepaid expenses and other current assets	$1,984	$—	$—	$555	$—	$—

	March 31,
	2026		2025
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$4,146	$—	$1,100	$—
TON payable to settle put rights exercised	$—	$1,425	$—	$—
Put right liability	$—	$7,105	$—	$—
Warrant liability	$—	$192	$—	$1,952
Lease liability - current and noncurrent	$—	$138	$—	$—

*FVTOCI refers to financial assets and liabilities with changes in fair value recognized within other comprehensive income.

**FVTPL refers to financial assets and liabilities with changes in fair value recognized within the statement of operations.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Fair value of Financial Instruments

The Company’s financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and private entities, current digital assets at fair value, stablecoins, accounts payable and accrued liabilities, lease liability, and warrant liability.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

·	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

·	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

·	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

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

The following methods and assumptions were used to estimate their fair values:

Investment in Compedica: The fair value of the investment used by management is based on multiples analysis of publicly traded comparable companies as the Company is pre-revenue, along with Compedica’s holdings in the Company’s ordinary shares (Level 3 inputs) (see Note 10, “Investment in Compedica”).

Put Option Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 12, “Put Right Liability and TON Payable”).

TON Payable: The fair value corresponds to the valuation of the TON owed to the respective investors based on the Level 3 inputs denoted above (see Note 12, “Put Right Liability and TON Payable”).

Warrant Liability: The Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IFRS 9 and paragraphs16A and 16B of IAS 32, such warrants will be accounted for as financial liabilities on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive loss. See Note 11, “Warrant Liability” for further discussion.

The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 11, “Warrant Liability”).

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

The following tables present the Company’s assets, including digital assets accounted for in accordance with IAS 38 “Intangible Assets” (Level 1 and Level 3) (see Note 7, “Digital Assets”), and financial liabilities that are measured at fair value (in thousands):

	March 31,
	2026			2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial and digital assets
Digital assets at fair value, TON liquid	$126	$—	$—	$—	$—	$—
Digital assets at fair value, TON locked	$—	$—	$2,366	$—	$—	$—

	March 31,
	2026			2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial liabilities
TON payable to settle put rights exercised	$—	$—	$1,425	$—	$—	$—
Put right liability	$—	$—	$7,105	$—	$—	$—
Warrant liability	$—	$—	$192	$—	$—	$1,952

Credit Risk, Liquidity Risk, Digital Asset Risk, and Foreign Currency Risk

Our financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk, Digital Asset Risk, and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected in the Company’s consolidated statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of March 31, 2026 and 2025, cash equivalents was comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

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

Digital Asset Risk

The Company is subject to various risks including market risk, liquidity risk and other risks related to its concentration in TON and other digital assets. Investing in digital assets is currently highly speculative and volatile.

The price of our digital assets has been, and will likely continue to be, highly volatile. Our financial results and the market price of our common stock could be materially adversely affected if the price of our digital assets decreases substantially, as it has in the past, including as a result of shifts in market sentiment, speculative trading, macroeconomic trends, technology-related disruptions and regulatory announcements.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling digital assets. Accordingly, volatility in our earnings may be significantly more than what we experienced in prior periods, and it may be difficult to evaluate the Company’s business and future prospects. We also may need to perform an analysis each quarter to identify whether events or changes in circumstances indicate that our digital assets are impaired.

The Company will face risks relating to the custody of its digital assets. Cybersecurity threats, including hacking, phishing and other malicious attacks, could result in the loss, theft or misappropriation of our digital assets. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our private keys, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

There is a risk that some or all of the Company’s digital assets could be lost or stolen. There can be no assurance that our custodians will maintain adequate insurance or that such coverage will cover any losses with respect to the Company’s digital assets. Further, transactions in digital assets are irrevocable. Stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed transactions of the Company’s digital assets could adversely affect an investment in the Company’s common stock.

The Company’s shareholders have no specific rights to any specific digital assets. In the event of the insolvency of the Company, its assets may be inadequate to satisfy a claim by its shareholders.

The SEC has stated that certain digital assets may be considered securities under federal securities laws. The test for determining whether a particular digital asset is a security is complex and difficult to apply, and the outcome is difficult to predict. Future developments could change the legal status of digital assets we hold. If our digital assets are determined to be securities under federal or state securities laws or in a proceeding in a court of law, or otherwise, it may have material adverse consequences for our digital assets, making them more difficult to be traded, cleared or custodied compared to other digital assets that are not considered securities. In addition, if our digital assets are considered securities, the Company could be considered an unregistered investment company under the Investment Company Act of 1940, which could necessitate the Company’s liquidation. If the Company is required to comply with additional regulatory obligations, it could result in a significant increase in operating expenses and make it difficult to continue our current operations, which would materially and adversely affect our business, financial condition and results of operations.

As a company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 17, “Capital Stock and Reserves,” for a discussion of the Company’s share offering and current funding levels.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar.

NOTE 23. SEGMENT REPORTING

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar.

Prior to the fiscal year ended March 31, 2026, the Company had one operating segment, Immuno-Oncology. In September 2025, in connection with the replacement of the previous leadership team, the Company made a strategic shift to digital assets and compute processing. While the majority of the Company’s operations following September 2025 are now focused on compute processing and digital assets, certain subsidiaries continue to operate in the immuno-oncology space.

Our management reporting system produces reports that present information about our business activities in a variety of ways. Based on these reports, the Chief Executive Officer, who is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (“CODM”), evaluates business activities based on several different results. Operating results are reviewed by operating segment, comprised of the Company’s two operating segments: Digital & Compute and Immuno-Oncology.

We use an operating loss indicator to measure the performance of our operating segments. Information about assets and liabilities is not regularly provided to our CODM.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 23. SEGMENT REPORTING (Cont’d)

Results by segment for the fiscal years ended March 31, 2026, 2025, and 2024 is as follows:

	March 31,
	2026		2025	2024
	Digital & Compute	Immuno-Oncology	Immuno-Oncology	Immuno-Oncology

Segment revenues	$97	$—	$—	$—

Segment expenses
Research and development	—	2,801	3,129	12,535
General and administrative expenses	16,344	3,855	4,254	5,664
Depreciation and amortization expense	193	—	35	54
Segment loss from operations	(16,440)	(6,656)	(7,418)	(18,253)
Change in fair value of warrant liability	1,097	1,786	(388)	6,868
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	—	—	—	11,305
Change in fair value of put rights, net of redemptions	(5,959)	—	—	—
Loss on revaluation of digital assets	(1,411)	—	—	—
Loss on revaluation of digital asset receivables	(2,349)	—	—	—
Realized loss on sale of digital assets	(1,700)	—	—	—
Realized loss on novation of digital asset receivables	676)	—	—	—
Gain on settlement with Parexel - iOx CRO	—	—	946	—
Loss on Registered Direct Offering	—	—	—	(2,432)
Offering costs	—	—	—	(662)
Impairment loss - iOx IPR&D	—	—	—	(57,890)
Impairment loss - Tarus IPR&D	—	—	—	(23,615)
Impairment loss - Stimunity	—	—	—	(1,002)
Impairment loss - Saugatuck	—	—	—	(178)
Commitment fee under Committed Purchase Agreement	—	—	—	(839)
Gain on dissolution of investment in associate	—	—	—	27
Gain from sale of investment in public company	—	—	—	725
Impairment loss - investment in Compedica	—	(4,804)	—	—
Loss on revaluation of investment in Compedica	(182)	—	—	—
Change in fair value of TON payable to settle put rights exercised	51	—	—	—
Gain on settlement of TON payable	336	—	—	—
Loss on settlement of put right liability	(916)	—	—	—
Foreign exchange transaction (loss) gain	4	(5)	(7)	7
Interest (expense) income, net	(1,022)	8	86	242
Loss on extinguishment of debt	(582)
Gain on forgiveness of loan interest	$837	—	—	—
Share of losses from equity method investment	—	(44)	—	(233)
Segment loss before benefit for income taxes	(28,912)	(9,715)	(6,781)	(85,930)
Income tax benefit	—	—	3	10,548
Segment net loss	$(28,912)	$(9,715)	$(6,778)	$(75,382)

NOTE 23. CAPITAL MANAGEMENT

The Company considers the items included in shareholders’ equity as capital. The Company had accounts payable and accrued liabilities of approximately $4.1 million as of March 31, 2026 (accounts payable and accrued liabilities of approximately $1.1 million as of March 31, 2025), put right liabilities of approximately $7.1 million as of March 31, 2026 (nil as of March 31, 2025), and current assets of approximately $4.0 million as of March 31, 2026 (approximately $2.2 million as of March 31, 2025). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure while developing the Telegram ecosystem and managing a strategic reserve of digital assets, which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. During fiscal year ended March 31, 2026, the Company shifted its capital management approach to focus primarily developing the Telegram ecosystem, managing a strategic reserve of digital assets, and acquiring GPUs to generate revenues from compute demand. There were no other changes to the Company’s approach to capital management during the fiscal year ended March 31, 2026.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 24. NON-CONTROLLING INTEREST

The table below summarize the Company’s non-controlling interest as of the periods presented (in thousands):

Saugatuck and subsidary
Non-controlling interest as of April 1, 2023	$(650)
Net loss attributable to non-controlling interest	(43)
Non-controlling interest as of March 31, 2024	$(693)
Net loss attributable to non-controlling interest	(11)
Non-controlling interest as of March 31, 2025	$(704)
Net loss attributable to non-controlling interest	(1)
Non-controlling interest as of March 31, 2026	$(705)

The Company held 70% interest in Saugatuck and subsidiary through SalvaRx. Saugatuck and subsidiary includes Saugatuck and its wholly-owned subsidiary, Saugatuck Rx LLC.

NOTE 25. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 15, 2026 the date on which the consolidated financial statements were available to be issued.

On April 14, 2026, pursuant to prior approvals by our board of directors, we filed a Certificate of Change of Name and Amendment to our Memorandum and Articles of Association. The documents changed our corporate name from AlphaTON Capital Corp to Alpha Compute Corp to better reflect the nature of our expanded current business operations in compute and AI infrastructure.

On April 21, 2026, our shares of common stock will begin trading under the new symbol ALP on the Nasdaq Capital Market. The Certificate of Change of Name and Amendment to our Memorandum and Articles of Association are filed as Exhibit 99.1 and Exhibit 99.2 to this current report and are incorporated herein by reference.

On May 12, 2026, Alpha Compute Corp (the “Company”) issued a press release announcing the execution of a compute off-take agreement related to a cluster of 504 NVIDIA B200 GPUs. A copy of the press release is attached hereto as Exhibit 99.1.

As previously disclosed, in connection with Alpha Compute Corp’s (the “Company”) September 2025 private placement financing (the “Sept. 2025 Private Placement Financing”), the Company entered into certain Side Letter Agreements (each, a “Side Letter”) with certain investors in the Sept. 2025 Private Placement Financing. The Side Letters granted an irrevocable right and option to these investors to require the Company to repurchase all the ordinary shares of the Company (“Ordinary Shares”) received by the respective investor in exchange for the consideration initially provided by the respective investor to the Company (the “Put Option”). The period in which the Put Option may be exercised varies from six to twelve months, depending on the investor, after the September 25, 2025 closing of the Sept. 2025 Private Placement Financing. On June 22, 2026 two of these investors exercised their Put Options, obligating the Company to transfer to the investors a total of 2,114,583 TON tokens and 5,136,459 USDC tokens (which represents the consideration initially provided by these investors to the Company), with no adjustment for value, in exchange for the repurchase by the Company of a total of 1,196,295 Ordinary Shares and 633,931 Pre-Funded Warrants received by these investors in the Sept. 2025 Private Placement Financing.

On March 19, 2026, the Company entered into a sale and purchase agreement (the “SPA”) with Animoca Brands Limited (“Animoca Brands”) to acquire a 60% controlling equity interest in Ga Mee Global Limited (“GaMee Global”), a company incorporated in Hong Kong and wholly owned subsidiary of Animoca Brands, and certain digital tokens (the “GaMee Transaction”). GAMEE is a gaming and entertainment platform within Telegram's ecosystem and provides the Company with additional distribution and customer acquisition opportunities within the decentralized AI space. Animoca Brands, prior to closing, will conduct a reorganization to transfer 100% of the equity of Gamee Limited, a company incorporated in the United Kingdom (the “UK Company”) to GaMee Global. The UK Company owns the entire equity in Gamee Mobile s.r.o., a company incorporated under the laws of the Czech Republic (the “Czech Company” and together with GaMee Global and the UK Company, “GaMee”). Under the terms of the SPA, at the closing of the GaMee Transaction (“Completion”), the Company has agreed to pay total upfront consideration of $3.5 million (the “Completion Consideration”), comprised of: (i) $1.5 million in cash, and (ii) $2.0 million in equity consideration in the Company, valued at $1.00 per share. The equity portion of the Completion Consideration under subparagraph (ii) is structured as a combination of ordinary shares of the Company (“Ordinary Shares”) and pre-funded warrants exercisable for Ordinary Shares (“Pre-Funded Warrants”). Specifically, at Completion, Animoca Brands will receive: (i) 99,800 Ordinary Shares, and (ii) Pre-Funded Warrants exercisable for 1,900,200 Ordinary Shares, representing the balance of the equity portion of the Completion Consideration. The GaMee Transaction closed on May 27, 2026.

ITEM 19 – EXHIBITS

(a)	EXHIBITS

The following documents are filed as part of this Annual Report on Form 20-F.

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum of Association and Articles of Association of Portage Biotech Inc. as filed in the British Virgin Island on September 22, 2022 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on September 22, 2022.

1.2

Amended and Restated Memorandum of Association and Articles of Association of AlphaTON Capital Corp as filed in the British Virgin Island on September 4, 2025. - Incorporated herein by reference to Exhibit 99.1 to Form 6-K filed on June 23, 2022.

1.3	Amended and Restated Memorandum of Association and Articles of Association of Alpha Capital Corp as filed in the British Virgin Island on April 21, 2026. - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on September 22, 2022.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act – Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 1, 2022.

2.2	Form of Pre-Funded Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on October 3, 2023.

2.3	Form of Series A Ordinary Share Purchase Warrant, dated September 29, 2023- Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on October 3, 2023.

2.4	Form of Series B Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.3 to Form 6-K filed on October 3, 2023.

2.5	Form of Series C Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.4 to Form 6-K filed on October 3, 2023.

2.6	Form of Placement Agent Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.5 to Form 6-K filed on October 3, 2023.

2.7	Form of Pre-Funded Ordinary Share Purchase Warrant, dated January 14, 2026 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on January 15, 2026.

2.7	Form of Placement Agent Ordinary Share Purchase Warrant, dated January 14, 2026 - Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on January 15, 2026.

4.1	At The Market Offering Agreement by and between Alpha Compute Corp and H.C. Wainright & Co., dated February 17, 2026 – Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on February 17, 2026.

4.2	Form of Securities Purchase Agreement, dated January 14, 2026 - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on January 15, 2026.

4.3	Subscription Agreement between Portage Biotech Inc. and Compedica Holdings, LLC, dated June 5, 2025 - Incorporated herein by reference to - Exhibit 10.1 to Form 6-K filed on June 9, 2025.

4.4	Termination, Recission and Transfer Agreement between AlphaTON Capital Corp and Compedica Holdings, LLC, dated February 6, 2026 - Incorporated herein by reference to - Exhibit 10.1 to Form 6-K filed on February 10, 2026.

104

(b)          EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.5	Form of Shareholders Agreement, dated May 27, 2026, by and between Alpha Compute Corp, Animoca Brands Limited and Ga Mee Global Limited - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on May 27, 2026.

4.6	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 4(c)(iv).4 to Form 20-F filed on July 29, 2021.

4.7	Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan - Incorporated herein by reference to Exhibit 4.2 to Form S-8 filed on December 1, 2023.

4.8	Purchase Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.3 to Form 6-K filed on July 8, 2022.

4.9	Registration Rights Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.4 to Form 6-K filed on July 8, 2022.

4.10	Agreement effective as of August 4, 2025, by and between AlphaTON Capital Corp and Own Your Data Technologies, LLC, an affiliate of Brittany Kaiser - Incorporated herein by reference to Exhibit 10.8 to Form 6-K filed on September 3, 2025.

4.11	Services Agreement effective as of August 20, 2025, by and between AlphaTON Capital Corp and Alpha Sigma Capital Advisors, LLC, an affiliate of Enzo Villani - Incorporated herein by reference to Exhibit 10.12 to Form 6-K filed on September 3, 2025.

4.12	Services Agreement effective as of August 20, 2025, by and between AlphaTON Capital Corp and Red Shark Ventures, LLC, an affiliate of Yuri Mitin - Incorporated herein by reference to Exhibit 10.11 to Form 6-K filed on September 3, 2025.

4.13	Services Agreement effective as of October 22, 2025, by and between AlphaTON Capital Corp and Wes Levitt – Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on October 23, 2025.

4.14	Services Agreement effective as of September 30, 2024, by and between Alpha Compute Corp and Liza Horowitz

4.15	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.15 to Form 20-F filed on August 1, 2022.

4.16	Form of Share Option Agreement dated as of February 15, 2022 - Incorporated herein by reference to Exhibit 10.16 to Form 20-F filed on August 1, 2022.

4.17	Services Agreement effective as of June 1, 2022, by and between Portage Development Services Inc. and Justin Fairchild - Incorporated herein by reference to Exhibit 4.24 to Form 20-F filed on July 31, 2023.

8.1	List of subsidiaries.

11.1	Code of Conduct - Incorporated herein by reference to Exhibit 11.3 to Form F-20 filed on July 31, 2014.

11.2	Insider Trading Policy – Incorporated herein by reference to Exhibit 11.5 to Form 20-F filed on August 14, 2024

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

105

(b)          EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of CBIZ CPAs P.C.

15.2*	Consent of Marcum LLP.

97.1	Incentive Compensation Recovery Policy – Incorporated herein by reference to Exhibit 97.1 to Form 20-F filed on August 14, 2024.

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2024 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Filed herewith

106

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DATED at Tortola, British Virgin Islands, this 15th day of July, 2026

Alpha Compute Corp

By:	/s/ Brittany Kaiser
Title:	Chief Executive Officer

By:	/s/ Wes Levitt
Title:	Chief Financial Officer

107