Form 20-F/A
period 2026-03-31
Alpha Compute Corp
filed 2026-07-21
CIK 1095435

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

The purpose of this Amendment No. 1 to Alpha Compute Corp's Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the Securities and Exchange Commission on July 16, 2026 (the "Form 20-F"), is to furnish Inline XBRL to the Form 20-F in accordance with Rule 405 of Regulation S-T. There were also minor corrections made to the risk disclosure on page 5 titled "Our success depends on our ability to attract, motivate, and retain executive officers and other key employees, and the loss of key personnel or an inability to hire qualified employees could harm our business." Other than these stated changes, no other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the original Form 20-F.

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

Our future success depends substantially on the continued service and performance of our executive officers and other key employees, including personnel with specialized expertise in compute infrastructure, AI/ML systems, and digital assets. Competition for such personnel is intense, and we compete with larger, more established companies that may be able to offer greater compensation, equity, and career advancement opportunities. The loss of one or more of our executive officers or key employees, or our inability to attract and retain qualified replacements, could disrupt our operations, delay execution of our business strategy, and adversely affect our business, financial condition, and results of operations. We do not maintain key person life insurance on our executive officers. In addition, our ability to retain employees may be affected by factors outside our control, including volatility in our stock price or the value of our equity awards, industry-wide compensation trends, and broader labor market conditions.

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

Years ended March 31,	2026	2025	2024
Short-term employee benefits (salary, bonus, etc.)	4,052	13,787	2,127
Post-employment benefits
Other long-term benefits
Termination benefits	152		49
Share-based payment compensation	1,600	590
Total	5,804	1,968	2,176

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 21. RELATED PARTY TRANSACTIONS (Cont’d)

Executive Officer Compensation

Name & Principal Position	Year	Fee and Salary(1)	Bonus	Transaction Closing Bonus(3)	Securities Under Options Granted		Shares or Units(16)	Other(3)	Total Compensation
		$	$	$	$		$	$	$
Executive Officers
Brittany Kaiser
Chief Executive Officer and Director	2026	661,290	-	500,000	218,219		149,015	187,102	1,715,627

Enzo Villani
Chief Investment Officer and Director	2026	369,355	-	500,000	218,219		248,359	-	1,335,933

Wes Levitt
Chief Financial Officer	2026	219,086	-		-			-	219,086

Yury Mitin
Chief Business Development Officer	2026	369,355	-	500,000	218,219		99,344	-	1,186,918

Alexander Pickett(10)
Chief Executive Officer and Director	2026	51,250	25,000	-	234,132		-	39	310,422
	2025	30,000	-	-	145,488	(5)	-	-	175,488

Ian Walters(11)
Chief Executive Officer and Chairman of the Board	2026	-	-	-	-		-	152,383	152,383
	2025	453,186	-	-	-		-	54,716	507,902
	2024	642,700	-	-	-		-	75,185	717,885

Andrea Park(12)
Chief Financial Officer	2026	218,429	50,000	-	39,857		-	-	308,286
	2025	163,790	-	-	113,158	(5)	-	28,659	305,607

Allan Shaw(13)	2026	-	-	-	-		-	-	-
Chief Financial Officer and Secretary	2025	234,500	-	-	-		-	-	234,500
	2024	469,000	-	-	-		-	49,205	518,205

Robert Kramer
Chief Scientific Officer	2026	-	-	-	-		-	-	-
	2025	112,500	-	-	-		-	6,750	119,250
	2024	168,750	-	-	-		-	17,141	185,891

Brian Wiley(14)
Chief Business Officer	2026	-	-	-	-		-	-	-
	2025	114,844	-	-	-		-	8,627	123,471
	2024	153,125	-	-	-		-	2,297	155,422

Justin Fairchild(15)
Vice President of Development	2026	-	-	-	-		-	-	-
	2025	20,000	-	-	-		-	-	20,000
	2024	270,000	-	-	-		-	55,301	325,301

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

1.3	Amended and Restated Memorandum of Association and Articles of Association of Alpha Capital Corp as filed in the British Virgin Island on April 21, 2026. - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on September 22, 2022.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act – Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 1, 2022.

2.2	Form of Pre-Funded Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on October 3, 2023.

2.3	Form of Series A Ordinary Share Purchase Warrant, dated September 29, 2023- Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on October 3, 2023.

2.4	Form of Series B Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.3 to Form 6-K filed on October 3, 2023.

2.5	Form of Series C Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.4 to Form 6-K filed on October 3, 2023.

2.6	Form of Placement Agent Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.5 to Form 6-K filed on October 3, 2023.

2.7	Form of Pre-Funded Ordinary Share Purchase Warrant, dated January 14, 2026 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on January 15, 2026.

2.7	Form of Placement Agent Ordinary Share Purchase Warrant, dated January 14, 2026 - Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on January 15, 2026.

4.1	At The Market Offering Agreement by and between Alpha Compute Corp and H.C. Wainright & Co., dated February 17, 2026 – Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on February 17, 2026.

4.2	Form of Securities Purchase Agreement, dated January 14, 2026 - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on January 15, 2026.

4.3	Subscription Agreement between Portage Biotech Inc. and Compedica Holdings, LLC, dated June 5, 2025 - Incorporated herein by reference to - Exhibit 10.1 to Form 6-K filed on June 9, 2025.

4.4	Termination, Recission and Transfer Agreement between AlphaTON Capital Corp and Compedica Holdings, LLC, dated February 6, 2026 - Incorporated herein by reference to - Exhibit 10.1 to Form 6-K filed on February 10, 2026.

104

(b)          EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.5	Form of Shareholders Agreement, dated May 27, 2026, by and between Alpha Compute Corp, Animoca Brands Limited and Ga Mee Global Limited - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on May 27, 2026.

4.6	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 4(c)(iv).4 to Form 20-F filed on July 29, 2021.

4.7	Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan - Incorporated herein by reference to Exhibit 4.2 to Form S-8 filed on December 1, 2023.

4.8	Purchase Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.3 to Form 6-K filed on July 8, 2022.

4.9	Registration Rights Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.4 to Form 6-K filed on July 8, 2022.

4.10	Agreement effective as of August 4, 2025, by and between AlphaTON Capital Corp and Own Your Data Technologies, LLC, an affiliate of Brittany Kaiser - Incorporated herein by reference to Exhibit 10.8 to Form 6-K filed on September 3, 2025.

4.11	Services Agreement effective as of August 20, 2025, by and between AlphaTON Capital Corp and Alpha Sigma Capital Advisors, LLC, an affiliate of Enzo Villani - Incorporated herein by reference to Exhibit 10.12 to Form 6-K filed on September 3, 2025.

4.12	Services Agreement effective as of August 20, 2025, by and between AlphaTON Capital Corp and Red Shark Ventures, LLC, an affiliate of Yuri Mitin - Incorporated herein by reference to Exhibit 10.11 to Form 6-K filed on September 3, 2025.

4.13	Services Agreement effective as of October 22, 2025, by and between AlphaTON Capital Corp and Wes Levitt – Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on October 23, 2025.

4.14	Services Agreement effective as of September 30, 2024, by and between Alpha Compute Corp and Liza Horowitz – Incorporated by reference to Exhibit 4.14 to Form 20-F filed on July 16, 2026.

4.15	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.15 to Form 20-F filed on August 1, 2022.

4.16	Form of Share Option Agreement dated as of February 15, 2022 - Incorporated herein by reference to Exhibit 10.16 to Form 20-F filed on August 1, 2022.

4.17	Services Agreement effective as of June 1, 2022, by and between Portage Development Services Inc. and Justin Fairchild - Incorporated herein by reference to Exhibit 4.24 to Form 20-F filed on July 31, 2023.

8.1	List of subsidiaries. – Incorporated by reference to Exhibit 8.1 to Form 20-F filed on July 16, 2026.

11.1	Code of Conduct - Incorporated herein by reference to Exhibit 11.3 to Form F-20 filed on July 31, 2014. – Incorporated by reference to Exhibit 11.1 to Form 20-F filed on July 16, 2026.

11.2	Insider Trading Policy – Incorporated herein by reference to Exhibit 11.5 to Form 20-F filed on August 14, 2024 – Incorporated by reference to Exhibit 11.2 to Form 20-F filed on July 16, 2026.

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

105

(b)          EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of CBIZ CPAs P.C. - Incorporated by reference to Exhibit 15.1 to Form 20-F filed on July 16, 2026.

15.2	Consent of Marcum LLP. - Incorporated by reference to Exhibit 15.2 to Form 20-F filed on July 16, 2026.

97.1	Incentive Compensation Recovery Policy – Incorporated herein by reference to Exhibit 97.1 to Form 20-F filed on August 14, 2024.

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2024 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

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