Form 20-F/A
period 2026-03-31
Alpha Compute Corp
filed 2026-08-06
CIK 1095435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (this "Amendment") amends the Annual Report on Form 20-F of Alpha Compute Corp for the fiscal year ended March 31, 2026, originally filed with the Securities and Exchange Commission on July 16, 2026 (the "Original Filing"). The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment is being filed to correct certain amounts presented that were not appropriately captured in the Original Filing.

The correction relates solely to administrative errors not identified in the original filing. It does not affect total revenue, total costs and expenses, operating loss, net loss, or any other total or subtotal presented in the Original Filing, nor does it affect the consolidated statements of financial position, cash flows, or changes in equity (deficit). The Company has concluded that this correction is quantitatively material to the previously issued financial statements and accordingly constitutes a restatement. The Company has furnished this information on Form 6-K disclosing the restatement.

This Amendment amends and restates in their entirety Item 18, “Financial Statements,” of the Original Filing (including the related audited consolidated financial statements and notes thereto beginning on page F-1) to reflect the correction described above. The Amendment also amends and restates certain administrative errors identified within Part I and Part II. Refer to Note 2 – Restatement of Previously Issued Consolidated Financial Statements within the Company’s consolidated financial statements for additional information related to the restatement. Additionally, the Original Filing inadvertently omitted the date and place of CBIZ CPAs P.C.’s Report of Independent Registered Public Accounting Firm, which were July 15, 2026 and New York, NY, respectively. For this Amendment No. 2, new auditor reports and consents are filed herein.

Except as described above, this Amendment does not amend, update, or otherwise reflect events occurring after the filing date of the Original Filing, or modify or update the disclosures therein in any way other than as required to reflect the correction described above. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s other filings and furnishings made with the SEC subsequent to the filing of the Original Filing.

In accordance with applicable SEC rules, this Amendment includes new certifications from the Company’s principal executive officer and principal financial officer dated as of the filing date of this Amendment, filed as Exhibits 12.1, 12.2, 13.1, and 13.2.

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

Year ended March 31, 2026	October	November	December	January	February	March
Canadian Dollar
High	1.41	1.41	1.40	1.39	1.37	1.40
Low	1.39	1.39	1.36	1.35	1.35	1.35
British Pounds
High	0.76	0.77	0.76	0.75	0.74	0.76
Low	0.74	0.75	0.74	0.72	0.73	0.74
EU Euros
High	0.87	0.87	0.86	0.86	0.85	0.88
Low	0.85	0.86	0.85	0.83	0.84	0.85
Swiss Francs
High	0.81	0.81	0.81	0.80	0.78	0.80
Low	0.79	0.79	0.79	0.76	0.76	0.77

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

	March 31,
	2026	2025	2024
Revenues	$97	$—	$—

Operating expenses	$23,193	7,418	$18,253
Loss from operations	(23,096)	(7,418)	(18,253)
Change in fair value of warrant liability	2,883	(388)	6,868
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	—	—	11,305
Change in fair value of put rights, net of redemptions	$(5,959)	—	—
Loss on revaluation of digital assets	$(1,411)	—	—
Loss on revaluation of digital asset receivables	(2,349)	—	—
Realized loss on sale of digital assets	$(1,700)	—	—
Realized loss on novation of digital asset receivables	$(676)	—	—
Gain on settlement with Parexel - iOx CRO	—	946	—
Loss on Registered Direct Offering	—	—	(2,432)
Offering costs	—	—	(662)
Impairment loss - iOx IPR&D	—	—	(57,890)
Impairment loss - Tarus IPR&D	—	—	(23,615)
Impairment loss - Stimunity	—	—	(1,002)
Impairment loss - Saugatuck	—	—	(178)
Commitment fee under Committed Purchase Agreement	—	—	(839)
Gain on dissolution of investment in associate	—	—	27
Gain from sale of investment in public company	—	—	725
Impairment loss - investment in Compedica	(4,804)	—	—
Loss on revaluation of investment in Compedica	(182)	—	—
Change in fair value of TON payable to settle put rights exercised	51	—	—
Gain on settlement of TON payable	336	—	—
Loss on settlement of put right liability	$(916)	—	—
Foreign exchange transaction (loss) gain	(1)	(7)	7
Interest (expense) income, net	(1,014)	86	242
Loss on extinguishment of debt	$(582)
Gain on forgiveness of loan interest	$837	—	—
Share of losses from equity method investment	(44)	—	(233)
Loss before benefit for income taxes	$(38,627)	(6,781)	(85,930)
Income tax benefit	—	3	10,548
Net loss	(38,627)	(6,778)	(75,382)
Other comprehensive loss
Net unrealized loss on investments	—	—	(38)
Total comprehensive loss for period	$(38,627)	$(6,778)	$(75,420)

Net loss attributable to:
Owners of the Company	$(38,626)	$(6,767)	$(75,339)
Non-controlling interest	(1)	(11)	(43)
Net loss	$(38,627)	$(6,778)	$(75,382)

Comprehensive loss attributable to:
Owners of the Company	$(38,626)	$(6,767)	$(75,377)
Non-controlling interest	(1)	(11)	(43)
Total comprehensive loss for period	$(38,627)	$(6,778)	$(75,420)

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

•                 A net gain of $0.9 million from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel during Fiscal 2025. See “iOx – Parexel Master Services Agreement” section of Note 21 “Commitments and Contingent Liabilities” for additional discussion regarding this matter included elsewhere in this Report. No such gain occurred during Fiscal 2026.

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

•                 A $6.0 million loss from the change in the fair value of certain put rights, net of redemptions, issued to investors in the Company accounted for as liabilities issued in connection with the September 2025 Private Placement for Fiscal 2026. No such loss occurred during Fiscal 2025.

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

•                 A net gain on debt extinguishment of $0.3 million in Fiscal 2026 from the termination of the BitGo credit facility, consisting of $0.8 million in interest forgiven as part of the termination, partially offset by the loan termination fee of $0.5 million and the derecognition of unamortized deferred financing costs of $0.1 million. No such gain occurred during Fiscal 2025.

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

The components of the change in net loss and total comprehensive loss are:

•	A net gain of $0.9 million from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel International (IRL) Limited (“Parexel”). See “iOx – Parexel Master Services Agreement” section of Note 21, “Commitments and Contingent Liabilities” for additional discussion regarding this matter included elsewhere in this Report.

•	A $0.4 million non-cash loss from the change in the fair value of certain warrants accounted for as liabilities issued in connection with such equity offering in October 2023.

•	Operating expenses, which include R&D and G&A expenses, were $7.4 million in Fiscal 2025, compared to $18.2 million in Fiscal 2024, a decrease of $10.8 million, which is discussed more fully below. Operating expenses include $0.3 million and $2.6 million of non-cash share-based compensation expense in Fiscal 2025 and Fiscal 2024, respectively.

•	A non-cash loss on impairment of $82.5 million comprised of 1) $57.9 million with respect to iOx in-process research and development (“IPR&D”) , 2) $23.6 million with respect to the Tarus IPR&D and 3) $1.0 million with respect to our investment in Stimunity in Fiscal 2024. This represents a full impairment of the iOx and Tarus IPR&D and our investment in Stimunity.

•	A $0.8 million commitment fee expense related to the decision not to utilize the Committed Purchase Agreement in Fiscal 2024. There was no such fee in Fiscal 2025.

•	A $0.7 million gain recognized on the sale of Intensity Therapeutics, Inc. (“Intensity”) shares during Fiscal 2024. There was no such sale in Fiscal 2025.

•	Additionally, we reflected a non-cash net deferred income tax benefit of $3,000 in Fiscal 2025, compared to a non-cash net deferred income tax benefit of $10.5 million in Fiscal 2024, a year-over-year change of $10.5 million reflecting the reduction of deferred tax liability due to the full impairment of the IPR&D for iOx in Fiscal 2024.

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

On September 25, 2025, the Company completed the sale of 3,415,780 ordinary shares at a per share price of $5.73  , and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary shares (less $0.001 per pre-funded warrant) for aggregate proceeds of approximately $34.5 million, consisting of cash of $3.3 million and digital assets of $31.2 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury. 160,000 ordinary shares were issued to the Company’s third-party asset manager as consideration for continued services to be provided to the Company. The shares had a three-year vesting term and are subject to forfeiture in the event the agreement with the asset manager is terminated under certain circumstances  . The asset management agreement was subsequently terminated in December 2025 and the shares granted, which had not vested, were forfeited. The shares were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and were issued as restricted shares.

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

As of March 31, 2026, the Company had cash, cash equivalents, and restricted cash of approximately $0.7 million and total current liabilities of approximately $12.7 million. For the year ended March 31, 2026, the Company reported a net loss of approximately $38.6 million and cash used in operating activities of approximately $20.5 million.

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

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future as it invests in the buildout of its AI infrastructure business. Historically, the Company has funded its operations primarily using the proceeds from the sale of its equity and debt securities. The Company expects that it will require significant additional capital to fund its operations and execute its business strategy, beyond the potential proceeds that could be reasonably generated from its ATM program. The Company’s ability to successfully raise sufficient capital on acceptable terms, or at all, is subject to numerous risks and uncertainties. Future equity financings may be dilutive to existing shareholders and any future debt financings may contain restrictive covenants that limit the Company’s operations or ability to enter into certain transactions. See Note 18, “Capital Stock and Reserves,” for a further discussion.

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

Operating Cash Flow

Fiscal 2026

During Fiscal 2026, we used cash of $20.5 million to fund operating activities, compared to $5.5 million used during Fiscal 2025. The increase in cash used of $15.0 million year over year is primarily due to an increase in general and administrative spend in the amount of $15.9 million during Fiscal 2026 as the Company works to fundraise and grow its operations, partially offset by our decision to discontinue and pause further patient accrual in the respective clinical programs in the latter half of Fiscal 2025, which resulted in a decrease in research and development costs of $0.3 million for Fiscal 2026 relative to Fiscal 2025. Further, the Company generated $0.1 million in cash from GPU revenues for Fiscal 2026, relative to nil for Fiscal 2025, with the remaining fluctuation attributable to changes in working capital.

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

The following methods and assumptions were used to estimate the fair values of the respective assets, liabilities, and expenses:

Put Right Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 13, “Put Right Liability and TON Payable”).

Warrant Liability: The Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IFRS 9 and paragraphs16A and 16B of IAS 32, such warrants will be accounted for as financial liabilities on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive loss. See Note 12, “Warrant Liability” for further discussion.

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

2. Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary(1)	Bonus	Transaction Closing Bonus(3)	Securities Under Options Granted		Shares or Units(16)	Other(3)	Total Compensation
		$	$	$	$		$	$	$
Michael Terpin
	2026	61,250	-	-	-		-	-	61,250

F. Daniel Siciliano
	2026	17,500	-	-	-		-	-	17,500

Gregory H. Bailey, M.D.(6)
	2026	30,000	25,000	-	-		-	-	55,000
	2025	30,000	-	-	-		-	-	30,000
	2024	49,500	-	-	-		-	-	49,500

James Mellon(6)
	2026	30,000	25,000	-	-		-	-	55,000
	2025	30,000	-	-	-		-	-	30,000
	2024	35,242	-	-	-		-	-	35,242

Steven Mintz(8)
	2026	77,500	25,000	-	54,796		-	-	157,296
	2025	30,000	-	-	113,158	(5)	-	-	143,158
	2024	45,750	-	-	-		-	-	45,750

Jean-Christophe Renondin, M.D.(7)
	2026	30,000	25,000	-	54,796		-	-	109,796
	2025	30,000	-	-	96,992	(5)	-	-	126,992
	2024	-	-	-	-		-	-	-

Justin Stebbing, M.D. PhD(7)
	2026	30,000	25,000	-	64,760		-	-	119,760
	2025	30,000	-	-	121,240	(5)	-	-	151,240
	2024	-	-	-	-		-	-	-

Linda Kozick(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	42,000	-	-	-		-	-	42,000

Mark Simon(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	55,500	-	-	-		-	-	55,500

Robert Glassman(9)
	2026	-	-	-	-		-	-	-
	2025	-	-	-	-		-	-	-
	2024	45,258	-	-	-		-	-	45,258

2. Statement of Director and Executive Compensation (Cont’d)

Name & Principal Position	Year	Fee and Salary(1)	Bonus	Transaction Closing Bonus(3)	Securities Under Options Granted		Shares or Units(16)	Other(3)	Total Compensation
		$	$	$	$		$	$	$
Executive Officers
Brittany Kaiser
Chief Executive Officer and Director	2026	661,290	-	500,000	218,219		149,015	187,102	1,715,627

Enzo Villani
Chief Investment Officer and Director	2026	369,355	-	500,000	218,219		248,359	-	1,335,933

Wes Levitt
Chief Financial Officer	2026	219,086	-		-			-	219,086

Yury Mitin
Chief Business Development Officer	2026	369,355	-	500,000	218,219		99,344	-	1,186,918

Alexander Pickett(10)
Chief Executive Officer and Director	2026	51,250	25,000	-	234,132		-	39.6	310,422
	2025	30,000	-	-	145,488	(5)	-	-	175,488

Ian Walters(11)
Chief Executive Officer and Chairman of the Board	2026	-	-	-	-		-	152,383	152,383
	2025	453,186	-	-	-		-	54,716	507,902
	2024	642,700	-	-	-		-	75,185	717,885

Andrea Park(12)
Chief Financial Officer	2026	218,429	50,000	-	39,857		-	-	308,286
	2025	163,790	-	-	113,158	(5)	-	28,659	305,607

Allan Shaw(13)	2026	-	-	-	-		-	-	-
Chief Financial Officer and Secretary	2025	234,500	-	-	-		-	-	234,500
	2024	469,000	-	-	-		-	49,205	518,205

Robert Kramer
Chief Scientific Officer	2026	-	-	-	-		-	-	-
	2025	112,500	-	-	-		-	6,750	119,250
	2024	168,750	-	-	-		-	17,141	185,891

Brian Wiley(14)
Chief Business Officer	2026	-	-	-	-		-	-	-
	2025	114,844	-	-	-		-	8,627	123,471
	2024	153,125	-	-	-		-	2,297	155,422

Justin Fairchild(15)
Vice President of Development	2026	-	-	-	-		-	-	-
	2025	20,000	-	-	-		-	-	20,000
	2024	270,000	-	-	-		-	55,301	325,301

2. Statement of Director and Executive Compensation (Cont’d)

Notes

(1)	Represents base salary earned by executive officers in accordance with their respective contractor agreements and director’s fees earned by directors. For Brittany Kaiser, Enzo Villani, Yury Mitin, and Wes Levitt, their base salary is comprised of equal portions payable in USD and TON tokens. The figures in the table represent the sum of both. To date, these executives’ USD portions of their salaries have been paid monthly, while the TON portions have been accrued by the Company.

(2)	Dr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their directors’ fees with respect to the three months ended March 31, 2024.

(3)	The contractor agreements for executives Brittany Kaiser, Enzo Villani, and Yury Mitin each provided for bonuses consisting of $250,000 in cash and $250,000 worth of TON tokens, payable upon the Company raising at least $50 million in equity financing through private or public share offerings. This milestone was achieved on January 14, 2026, upon the closing of a $15 million registered direct share offering, which, together with prior equity financings, resulted in aggregate equity financing proceeds in excess of $50 million. During Fiscal 2026, the Company paid the cash portion of the bonus to each executive and accrued the TON token portion of each executive’s bonus.

(4)	Represents employee benefits paid by the Company.

(5)	Represents the aggregate grant date fair value of 14,600 options to purchase ordinary shares granted on March 30, 2023, which vested on the first anniversary of the date of grant.

(6)	Mr. Mellon and Dr. Bailey served as directors of the Company through September 25, 2025.

(7)	Dr. Renondin and Dr. Stebbin served as directors of the Company through August 3, 2025.

(8)	Mr. Mintz served as a director of the Company through February 6, 2026.

(9)	Ms. Kozick and Dr. Glassman served as directors of the Company through April 25, 2024, and Mr. Simon served as a director of the Company through April 24, 2024.

(10)	Mr. Pickett was appointed as our Chief Executive Officer under a consultancy agreement and joined our Board of Directors on December 15, 2024. He resigned as Chief Executive Officer on August 2, 2025 and departed the Board of Directors on December 19, 2025.

(11)	Dr. Walters served as our Chief Executive Officer and Chairman of our Board of Directors through December 14, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(12)	Ms. Park was appointed as our Chief Financial Officer on September 30, 2024 and left the Company in October 2025.

(13)	Mr. Shaw served as our Chief Financial Officer and Secretary through September 30, 2024. Other compensation in the amount of $127,250 represent payments made to Mr. Shaw under a Retention Agreement and General Release (“Retention Agreement”) dated July 22, 2024. Additional information concerning the Retention Agreement may be found in Note 22, Related Party Transactions to the consolidated financial statements included elsewhere in this Annual Report.

(14)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(15)	Mr. Fairchild resigned as our Vice President of Development in January 2024 but continued to provide his services as a consultant through May 31, 2024, his resignation date.

(16)	On March 11, 2026, the Board authorized the grant of 149,015 RSUs to Ms. Kaiser, 99,344 RSUs to Mr. Mitin, and 248,359 RSUs to Mr. Villani, which were owed pursuant to their contractor agreements upon the Company raising at least $50 million in equity financing via either private or public share offerings. These RSUs were formally granted on April 29, 2026.

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

Relationship with Compedica

As discussed in Note 11, the Company acquired an equity interest in Compedica, a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a share-for-share transaction whereby Compedica obtained a corresponding 27.4% interest in the Company, which was subsequently diluted in connection with the private financing in September 2025. As of September 30, 2025, Compedica owned 11.9% of the Company’s ordinary shares issued and outstanding. At the time of the Compedica investment, Jim Mellon was a director of both Compedica and the Company and a greater than 5% owner of the Company.

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

As a company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 18, “Capital Stock and Reserves,” for a discussion of the Company’s share offering and current funding levels.

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

On September 25, 2025, the Company completed the sale of 3,415,780   ordinary shares at a per share price of $5.73, and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary share (less $0.001 per pre-funded warrant) for gross proceeds of approximately $34.5 million, consisting of cash of $3.3 million and digital assets and stablecoin of $31.2 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury.

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

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Consolidated Financial Statements

As described in Note 2 of the financial statements, the Company has restated its financial statements as of and for the year ended March 31, 2026 to correct certain misstatements.

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

Critical Audit Matter Description

As discussed in Note 13 to the consolidated financial statements, the Company issued put options to certain investors in connection with a financing transaction in which investors contributed digital assets in exchange for ordinary shares and pre-funded warrants. The put options provide investors with the right, subject to specified terms and conditions, to require the Company to repurchase the subscribed shares in exchange for the digital assets originally contributed in the financing transaction. The Company accounted for the put options as financial liabilities and measured them at fair value.

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

New York, NY

July 15, 2026, except for Note 2, as to which the date is August 5, 2026.

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

New York, NY

August 14, 2024

ALPHA COMPUTE CORP

Consolidated Statements of Financial Position

(U.S. Dollars in thousands)

		March 31,
	Notes	2026	2025

Assets
Current assets
Cash and cash equivalents	5	$486	$1,670
Restricted cash	5	200	—
Accounts receivable	5	21	—
Stablecoin	7	21	—
Digital assets at fair value, TON, current	8	1,291	—
Prepaid expenses and other receivables	6	1,984	555
Total current assets		4,003	2,225
Non-current assets
Digital assets at fair value, TON, net of current portion	8	1,201	—
Right-of-use asset	10	413	—
Property, plant, and equipment, net	10	1,283	—
Equipment deposits	10	9,308	—
Other assets	6	3,322	—
Total non-current assets		15,527	—
Total assets		$19,530	$2,225

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	14	$4,146	$1,100
TON payable to settle put rights exercised	13	1,425	—
Lease liability - current	15	65	—
Put right liability	13	7,105	—
Total current liabilities		12,741	1,100
Non-current liabilities
Lease liability - non-current	15	73	—
Warrant liability	12	192	1,952
Total non-current liabilities		265	1,952
Total liabilities		13,006	3,052

Commitments and Contingent Liabilities (Note 20)

Shareholders’ Equity
Capital stock	18	$266,053	$221,800
Stock option reserve	19	25,275	23,530
Accumulated deficit		(284,079)	(245,453)
Treasury stock	18	(20)	—
Total equity attributable to owners of the Company		7,229	(123)
Non-controlling interest	26	(705)	(704)
Total equity		6,524	(827)
Total liabilities and equity		$19,530	$2,225

The accompanying notes are an integral part of these consolidated financial statements.

ALPHA COMPUTE CORP

Consolidated Statements of Operations and Other Comprehensive Income (Loss) - Restated

(U.S. Dollars in thousands, except per share amounts)

		March 31,
	Notes	2026	2025	2024
Revenues	5	$97	$—	$—

Expenses
Research and development		2,801	3,129	12,535
General and administrative expenses		20,199	4,254	5,664
Depreciation and amortization expense	10	193	35	54
Loss from operations		(23,096)	(7,418)	(18,253)
Change in fair value of warrant liability	12	2,883	(388)	6,868
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone		—	—	11,305
Change in fair value of put rights, net of redemptions	13	(5,959)	—	—
Loss on revaluation of digital assets	8	(1,411)	—	—
Loss on revaluation of digital asset receivables	9	(2,349)	—	—
Realized loss on sale of digital assets	8	(1,700)	—	—
Realized loss on novation of digital assets to investor	8	(676)	—	—
Gain on settlement with Parexel - iOx CRO	21	—	946	—
Loss on Registered Direct Offering		—	—	(2,432)
Offering costs		—	—	(662)
Impairment loss - iOx IPR&D		—	—	(57,890)
Impairment loss - Tarus IPR&D		—	—	(23,615)
Impairment loss - Stimunity		—	—	(1,002)
Impairment loss - Saugatuck		—	—	(178)
Commitment fee under Committed Purchase Agreement		—	—	(839)
Gain on dissolution of investment in associate		—	—	27
Gain from sale of investment in public company		—	—	725
Impairment loss - investment in Compedica	11	(4,804)	—	—
Loss on revaluation of investment in Compedica	11	(182)	—	—
Change in fair value of TON payable to settle put rights exercised	13	51	—	—
Gain on settlement of TON payable	13	336	—	—
Loss on settlement of put right liability	13	(916)	—	—
Foreign exchange transaction (loss) gain		(1)	(7)	7
Interest (expense) income, net		(1,014)	86	242
Loss on extinguishment of debt	16	(582)	—	—
Gain on forgiveness of loan interest	16	837	—	—
Share of losses from equity method investment	11	(44)	—	(233)
Loss before benefit for income taxes		(38,627)	(6,781)	(85,930)
Income tax benefit	17	—	3	10,548
Net loss		(38,627)	(6,778)	(75,382)
Other comprehensive loss
Net unrealized loss on investments		—	—	(38)
Total comprehensive loss for period		$(38,627)	$(6,778)	$(75,420)

Net loss attributable to:
Owners of the Company		$(38,626)	$(6,767)	$(75,339)
Non-controlling interest	26	(1)	(11)	(43)
Net loss		$(38,627)	$(6,778)	$(75,382)

Comprehensive loss attributable to:
Owners of the Company		$(38,626)	$(6,767)	$(75,377)
Non-controlling interest	26	(1)	(11)	(43)
Total comprehensive loss for period		$(38,627)	$(6,778)	$(75,420)

Loss per share
Basic and diluted	20	$(4.18)	$(5.72)	$(77.83)

Weighted average shares outstanding
Basic and diluted	20	9,248	1,183	968

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

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company’s consolidated financial statements for the fiscal year ended March 31, 2026, the Company identified certain administrative errors included within the original filing.

The Company assessed the errors in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, and the definition of materiality under IAS 1, Presentation of Financial Statements and in accordance with SEC Staff Accounting Bulletin Nos. 99 and 108 and concluded that it is material to the previously issued financial statements on a quantitative basis.

The restatements to the Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the year ended March 31, 2026 were as follows (in thousands):

	For the year ended March 31, 2026
	As Previously Issued	Adjustment	As Restated
Realized loss on revaluation of digital asset receivables	$(1,497)	$(852)	$(2,349)
Gain on extinguishment of debt	$255	$(255)	$—
Loss on extinguishment of debt	$—	$(582)	$(582)
Gain on forgiveness of loan interest	$—	$837	$837

The restatement has no effect on total revenue, total expenses, operating loss, net loss, total assets, total liabilities, total equity, or net cash provided by (used in) operating, investing, or financing activities for any period presented. Previously issued basic and diluted loss per share of $4.00 was restated to $4.18 due to the figure being inadvertently displayed as rounded to zero decimal places.

The restatements to the notes to the consolidated financial statements for the year ended March 31, 2026 and 2025 were as follows (in thousands, except for number of shares, pre-funded warrants, and options):

	As of and for the year ended March 31,
	2026
	As Previously Issued	As Restated	Reference to Disclosure
Total accounts payable and accrued liabilities	$5,504	$4,146	Note 14
Stock options exercisable, end of period	2,246,507	1,350,947	Note 19
Share-based compensation expense, approximate	$2,300	$1,700	Note 19
Ordinary shares repurchased	1,196,295	1,095,000	Note 27
Pre-funded warrants repurchased	633,931	724,133	Note 27

	2025
	As Previously Issued	As Restated	Reference to Disclosure
Short-term employee benefits (salary, bonus, etc.)	$13,787	$1,378	Note 22

Within Note 24 – Segment Reporting, the $0.2 million Loss on revaluation of investment in Compedica was reclassified from the Digital & Compute reportable segment to the Immuno-Oncology reportable segment.

Additionally, the Company’s previous 20-F filed on July 16, 2026 inadvertently omitted the date and place of CBIZ CPAs P.C.’s Report of Independent Registered Public Accounting Firm, which were July 15, 2026 and New York, NY, respectively. For this Amendment No. 2, new auditor reports and consents are filed herein.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 3. GOING CONCERN

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

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its new Telegram ecosystem and new digital asset strategies, beyond the potential proceeds that could be reasonably generated from its ATM program. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing shareholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 18, “Capital Stock and Reserves,” for a further discussion.

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

NOTE 4. BASIS OF PRESENTATION

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 4. BASIS OF PRESENTATION (Cont’d)

These consolidated financial statements have been prepared on an historical cost basis except for items disclosed herein at fair value (see Note 23, “Financial Instruments and Risk Management”). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

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

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES

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

(U.S. Dollars)

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Warrant Liability

Warrant liabilities are initially measured at fair value on the date of issuance. After initial recognition, the warrant liabilities are remeasured at fair value at each reporting period, with changes in fair value recognized through the consolidated statement of operations and other comprehensive loss in accordance with IFRS 9 “Financial Instruments.” When the Company issues equity instruments to extinguish all or part of the liability, a gain or loss is recognized in the consolidated statement of operations and other comprehensive loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. Liability classified warrants are accounted for in accordance with IFRS 9 and IFRS 13 “Fair Value Measurement,” where the terms of the instruments do not meet the criteria for classification as equity under IAS 32 “Financial Instruments: Presentation.” See Note 12, “Warrant Liability” for a further discussion.

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

(U.S. Dollars)

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The inclusion of the Company's share options, restricted stock units and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share for the years ended March 31, 2026, 2025, and 2024. The following table reflects the outstanding securities by year that would have an anti-dilutive effect on loss per share, and accordingly, were excluded from the calculation (see Note 20, “Loss Per Share”).

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

(U.S. Dollars)

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

Determination of Fair Value

A number of the Company's accounting policies and disclosures required the determination of fair value, both for financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. When applicable, further information about the assumptions made in determining fair values is disclosed in Note 23, “Financial Instruments and Risk Management” and other footnotes that specifically relate to assets or liabilities measured at fair value.

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

(U.S. Dollars)

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

(U.S. Dollars)

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

(U.S. Dollars)

NOTE 5. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

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

NOTE 6. PREPAID EXPENSES, OTHER RECEIVABLES, AND OTHER ASSETS

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

(U.S. Dollars)

NOTE 7. STABLECOIN

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

NOTE 8. DIGITAL ASSETS

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

NOTE 8. DIGITAL ASSETS (Cont’d)

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

NOTE 9. RECEIVABLES – STABLECOIN AND DIGITAL ASSETS

At March 31, 2026 and 2025, the Company had no Receivables – stablecoin and digital assets.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 9. RECEIVABLES – STABLECOIN AND DIGITAL ASSETS (Cont’d)

The following table summarizes the Company’s movements in Receivables – stablecoin and digital assets for the fiscal year ended March 31, 2026:

	For the year ended
	March 31,
	2026
	USD1	Locked TON	Total
Digital asset value as of April 1	$—	$—	$—
Contribution of digital asset and stablecoin receivables	15,000	9,016	24,016
Change in fair value of digital assets receivable	—	(2,349)	(2,349)
Receipt of digital asset receivables		(6,667)	(6,667)
Tokens used to settle put rights	(15,000)	—	(15,000)
Digital asset receivable as of March 31	$—	$—	$—

The Company did not hold or transact digital asset or stablecoin receivables during the fiscal year ended March 31, 2025.

NOTE 10. PROPERTY, PLANT, AND EQUIPMENT AND RIGHT-OF-USE ASSETS

The table below presents the carrying value of property, plant, and equipment, equipment deposits, and right-of-use assets (in thousands):

COST	GPUs	GPU Deposits	Right-of-Use Asset	Total
As of March 31, 2024	$—	$—	$84	$84
Fixed asset additions	—	—	—	—
Fixed asset disposals	—	—	(84)	(84)
As of March 31, 2025	$—	$—	$—	$—
Fixed asset additions	1,373	9,308	516	11,197
Fixed asset disposals	—	—	—	—
As of March 31, 2026	$1,373	$9,308	$516	$11,197

ACCUMULATED DEPRECIATION	GPUs	GPU Deposits	Right-of-Use Asset	Total
As of March 31, 2024	$—	$—	$(40)	$(40)
Fixed asset depreciation	—	—	(44)	(44)
Fixed asset disposals	—	—	84	84
As of March 31, 2025	$—	$—	$—	$—
Fixed asset depreciation	(90)	—	(103)	(193)
Fixed asset disposals	—	—	—	—
As of March 31, 2026	$(90)	$—	$(103)	$(193)

CARRYING AMOUNT	GPUs	GPU Deposits	Right-of-Use Asset	Total
As of March 31, 2025	$—	$—	$—	$—
As of March 31, 2026	$1,283	$9,308	$413	$11,004

Refer to Note 15 for additional information on the Company’s office lease.

NOTE 11. INVESTMENT IN COMPEDICA

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

(U.S. Dollars)

NOTE 11. INVESTMENT IN COMPEDICA (Cont’d)

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

NOTE 12. WARRANT LIABILITY

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. The number of warrants and exercise price information herein have been retroactively adjusted to reflect the impact of the reverse stock split. See Note 1 “Nature of Operations” and Note 18, “Capital Stock and Reserves” for further discussion on the reverse stock split.

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

NOTE 12. WARRANT LIABILITY (Cont’d)

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

(U.S. Dollars)

NOTE 13. PUT RIGHT LIABILITY AND TON PAYABLE

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

(U.S. Dollars)

NOTE 13. PUT RIGHT LIABILITY AND TON PAYABLE (Cont’d)

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

The following table summarizes the changes in TON payable during the fiscal year ended March 31, 2026 (in thousands):

Fiscal year ended
March 31,
2026
Balance as of April 1	$-
Exercise of side letter put right	2,920
Change in fair value of TON payable to settle put rights exercised	(51)
Gain on settlement of TON payable	(336)
Settlement of put right liability using digital assets	(1,108)
TON payable as of March 31	$1,425

NOTE 14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES - RESTATED

At March 31, 2026 and 2025, accounts payable and accrued liabilities were comprised of the following (in thousands):

	As of March 31,
	2026	2025

Accounts payable	$2,413	$427
Accrued other professional fees	—	262
Accrued accounting and auditing fees	73	155
Accrued bonuses and other payroll-related expenses	913	89
Accrued CRO	—	80
Accrued legal fees	414	60
Accrued clinical and R&D services	—	14
Capital expenditures	333	0
Other	—	13
Total accounts payable and accrued liabilities	$4,146	$1,100

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 15. LEASE LIABILITY

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

NOTE 16. BITGO PRIME LOAN

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

NOTE 17. INCOME TAXES

The Company is a BVI business company. The BVI government does not, under existing legislation, impose any income or corporate tax on corporations. PDS is a U.S. corporation and is subject to U.S. federal, state and local income taxes, as applicable. iOx is subject to U.K. taxes.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 17. INCOME TAXES (Cont’d)

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

NOTE 17. INCOME TAXES (Cont’d)

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

NOTE 18. CAPITAL STOCK AND RESERVES

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

(U.S. Dollars)

NOTE 18. CAPITAL STOCK AND RESERVES (Cont’d)

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 18. CAPITAL STOCK AND RESERVES (Cont’d)

Nature and Purpose of Reserves

Stock Option Reserve

The stock option reserve reflects the reserve of compensation expense recognized over the vesting period based upon the grant date fair value of the Company’s equity settled grants calculated in accordance with IFRS 2, “Share-based Payment”. See Note 19, “Stock Option Reserve,” below for a further discussion.

NOTE 19. STOCK OPTION RESERVE - RESTATED

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

On August 15, 2024, the Company effected a reverse stock split of its ordinary shares at a ratio of 1-for-20. All share and per share information have been retroactively adjusted to reflect the impact of the reverse stock split unless otherwise noted. See Note 1 “Nature of Operations” and Note 18, “Capital Stock and Reserves” for further discussion on the reverse stock split.

The 2021 Equity Incentive Plan (the “Equity Incentive Plan”), as amended on January 19, 2022, allows for the grant of equity awards up to 248,043 or 15% of shares currently issued and outstanding, 3,616,999 as of March 31, 2026.

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

(U.S. Dollars)

NOTE 19. STOCK OPTION RESERVE - RESTATED (Cont’d)

As of March 31, 2026, no shares were reserved for awards previously granted or available for future awards under the Amended and Restated 2021 Equity Incentive Plan.

The changes in the number of stock options issued and outstanding for the fiscal years ended March 31, 2026 and 2025 were as follows:

	Years Ended March 31,
	2026	2025
Balance, beginning of period	225,117	90,281
Granted	2,028,135	160,000
Expired or forfeited	(6,745)	(25,164)
Balance, end of period	2,246,507	225,117
Exercisable, end of period	1,350,947	102,855
Available for future awards	—	17,516

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

(U.S. Dollars)

NOTE 19. STOCK OPTION RESERVE - RESTATED (Cont’d)

The vested options can be exercised at any time in accordance with the applicable option agreement. The exercise price was greater than the market price for all options outstanding as of March 31, 2026.

The Company recorded approximately $1.7 million of share-based compensation expense in the year ended March 31, 2026. During Fiscal 2025, the Company recorded approximately $0.3 million of share-based compensation, which reflects an additional $0.3 million in share-based compensation expense for the accelerated vesting of certain employee share options offset by $0.6 million reversal of share-based compensation for unvested share options forfeited during the year. The Company recorded approximately $2.6 million of share-based compensation expense in the year ended March 31, 2024.

NOTE 20. LOSS PER SHARE

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

NOTE 21. COMMITMENTS AND CONTINGENT LIABILITIES

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

(U.S. Dollars)

NOTE 21. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

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

(U.S. Dollars)

NOTE 21. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

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

(U.S. Dollars)

NOTE 21. COMMITMENTS AND CONTINGENT LIABILITIES (Cont’d)

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

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED

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

(U.S. Dollars)

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED (Cont’d)

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED (Cont’d)

Relationship with Compedica

As discussed in Note 11, the Company acquired an equity interest in Compedica, a U.K.-based biotechnology company specializing in medical devices for support with complications from diabetes. The investment was made in a stock-for-stock transaction whereby Compedica obtained a corresponding 27.4% interest in the Company, which was subsequently diluted in connection with the private financing in September 2025. As of September 30, 2025, Compedica owned 11.9% of the Company’s ordinary shares issued and outstanding. At the time of the Compedica investment, Jim Mellon was a director of both Compedica and the Company and a greater than 5% owner of the Company.

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

Years ended March 31,	2026	2025	2024
Short-term employee benefits (salary, bonus, etc.)	4,052	1,378	2,127
Post-employment benefits
Other long-term benefits
Termination benefits	152		49
Share-based payment compensation	1,600	590
Total	5,804	1,968	2,176

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED (Cont’d)

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

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED (Cont’d)

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED (Cont’d)

Notes

(1)	Represents base salary earned by executive officers in accordance with their respective contractor agreements and director’s fees earned by directors. For Brittany Kaiser, Enzo Villani, Yury Mitin, and Wes Levitt, their base salary is comprised of equal portions payable in USD and TON tokens. The figures in the table represent the sum of both. To date, these executives’ USD portions of their salaries have been paid monthly, while the TON portions have been accrued by the Company.

(2)	Dr. Bailey, Mr. Mellon, Mr. Mintz and Ms. Kozick waived their directors’ fees with respect to the three months ended March 31, 2024.

(3)	The contractor agreements for executives Brittany Kaiser, Enzo Villani, and Yury Mitin each provided for bonuses consisting of $250,000 in cash and $250,000 worth of TON tokens, payable upon the Company raising at least $50 million in equity financing through private or public share offerings. This milestone was achieved on January 14, 2026, upon the closing of a $15 million registered direct share offering, which, together with prior equity financings, resulted in aggregate equity financing proceeds in excess of $50 million. During Fiscal 2026, the Company paid the cash portion of the bonus to each executive and accrued the TON token portion of each executive’s bonus.

(4)	Represents employee benefits paid by the Company.

(5)	Represents the aggregate grant date fair value of 14,600 options to purchase ordinary shares granted on March 30, 2023, which vested on the first anniversary of the date of grant.

(6)	Mr. Mellon and Dr. Bailey served as directors of the Company through September 25, 2025.

(7)	Dr. Renondin and Dr. Stebbin served as directors of the Company through August 3, 2025.

(8)	Mr. Mintz served as a director of the Company through February 6, 2026.

(9)	Ms. Kozick and Dr. Glassman served as directors of the Company through April 25, 2024, and Mr. Simon served as a director of the Company through April 24, 2024.

(10)	Mr. Pickett was appointed as our Chief Executive Officer under a consultancy agreement and joined our Board of Directors on December 15, 2024. He resigned as Chief Executive Officer on August 2, 2025 and departed the Board of Directors on December 19, 2025.

(11)	Dr. Walters served as our Chief Executive Officer and Chairman of our Board of Directors through December 14, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(12)	Ms. Park was appointed as our Chief Financial Officer on September 30, 2024 and left the Company in October 2025.

(13)	Mr. Shaw served as our Chief Financial Officer and Secretary through September 30, 2024. Other compensation in the amount of $127,250 represent payments made to Mr. Shaw under a Retention Agreement and General Release (“Retention Agreement”) dated July 22, 2024. Additional information concerning the Retention Agreement may be found in Note 22, Related Party Transactions to the consolidated financial statements included elsewhere in this Annual Report.

(14)	Mr. Wiley served as our Chief Business Officer through November 15, 2024. In accordance with his employment agreement, all unvested share options at that time vested immediately.

(15)	Mr. Fairchild resigned as our Vice President of Development in January 2024 but continued to provide his services as a consultant through May 31, 2024, his resignation date.

(16)	On March 11, 2026, the Board authorized the grant of 149,015 RSUs to Ms. Kaiser, 99,344 RSUs to Mr. Mitin, and 248,359 RSUs to Mr. Villani, which were owed pursuant to their contractor agreements upon the Company raising at least $50 million in equity financing via either private or public share offerings. These RSUs were formally granted on April 29, 2026.

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED (Cont’d)

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

NOTE 22. RELATED PARTY TRANSACTIONS - RESTATED (Cont’d)

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

NOTE 23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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

(U.S. Dollars)

NOTE 23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

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

The following methods and assumptions were used to estimate their fair values:

Investment in Compedica: The fair value of the investment used by management is based on multiples analysis of publicly traded comparable companies as the Company is pre-revenue, along with Compedica’s holdings in the Company’s ordinary shares (Level 3 inputs) (see Note 11, “Investment in Compedica”).

Put Option Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 13, “Put Right Liability and TON Payable”).

TON Payable: The fair value corresponds to the valuation of the TON owed to the respective investors based on the Level 3 inputs denoted above (see Note 13, “Put Right Liability and TON Payable”).

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

Warrant Liability: The Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants include the obligation, in the event of a Fundamental Transaction, as defined in the Series B Warrants, the Series C Warrants and the 2023 and 2026 Placement Agent Warrants, for the Company or the successor entity to purchase the warrants from the holder at the discretion of the holder and at the Black-Scholes value, as defined in the warrant agreements. As a result, management concluded that, in line with IFRS 9 and paragraphs16A and 16B of IAS 32, such warrants will be accounted for as financial liabilities on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of operations and other comprehensive loss. See Note 12, “Warrant Liability” for further discussion.

The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3) (see Note 12, “Warrant Liability”).

The following tables present the Company’s assets, including digital assets accounted for in accordance with IAS 38 “Intangible Assets” (Level 1 and Level 3) (see Note 8, “Digital Assets”), and financial liabilities that are measured at fair value (in thousands):

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

(U.S. Dollars)

NOTE 23. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont’d)

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

As a company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company. The current uncertainty in global capital markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company. See Note 18, “Capital Stock and Reserves,” for a discussion of the Company’s share offering and current funding levels.

Foreign Currency Risk

While the Company operates in various jurisdictions, substantially all of the Company’s transactions are denominated in the U.S. Dollar.

NOTE 24. SEGMENT REPORTING

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

ALPHA COMPUTE CORP

Notes to Consolidated Financial Statements

(U.S. Dollars)

NOTE 24. SEGMENT REPORTING (Cont’d)

Results by segment for the fiscal years ended March 31, 2026, 2025, and 2024 is as follows:

	March 31,
	2026		2025	2024
	Digital & Compute	Immuno-Oncology	Immuno-Oncology	Immuno-Oncology

Segment revenues	$97	$—	$—	$—

Segment expenses
Research and development	—	2,801	3,129	12,535
General and administrative expenses	16,344	3,855	4,254	5,664
Depreciation and amortization expense	193	—	35	54
Segment loss from operations	(16,440)	(6,656)	(7,418)	(18,253)
Change in fair value of warrant liability	1,097	1,786	(388)	6,868
Change in fair value of deferred purchase price payable - Tarus and deferred obligation - iOx milestone	—	—	—	11,305
Change in fair value of put rights, net of redemptions	(5,959)	—	—	—
Loss on revaluation of digital assets	(1,411)	—	—	—
Loss on revaluation of digital asset receivables	(2,349)	—	—	—
Realized loss on sale of digital assets	(1,700)	—	—	—
Realized loss on novation of digital asset receivables	(676)	—	—	—
Gain on settlement with Parexel - iOx CRO	—	—	946	—
Loss on Registered Direct Offering	—	—	—	(2,432)
Offering costs	—	—	—	(662)
Impairment loss - iOx IPR&D	—	—	—	(57,890)
Impairment loss - Tarus IPR&D	—	—	—	(23,615)
Impairment loss - Stimunity	—	—	—	(1,002)
Impairment loss - Saugatuck	—	—	—	(178)
Commitment fee under Committed Purchase Agreement	—	—	—	(839)
Gain on dissolution of investment in associate	—	—	—	27
Gain from sale of investment in public company	—	—	—	725
Impairment loss - investment in Compedica	—	(4,804)	—	—
Loss on revaluation of investment in Compedica	—	(182)	—	—
Change in fair value of TON payable to settle put rights exercised	51	—	—	—
Gain on settlement of TON payable	336	—	—	—
Loss on settlement of put right liability	(916)	—	—	—
Foreign exchange transaction (loss) gain	4	(5)	(7)	7
Interest (expense) income, net	(1,022)	8	86	242
Loss on extinguishment of debt	(582)
Gain on forgiveness of loan interest	$837	—	—	—
Share of losses from equity method investment	—	(44)	—	(233)
Segment loss before benefit for income taxes	(28,912)	(9,715)	(6,781)	(85,930)
Income tax benefit	—	—	3	10,548
Segment net loss	$(28,912)	$(9,715)	$(6,778)	$(75,382)

NOTE 25. CAPITAL MANAGEMENT

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

(U.S. Dollars)

NOTE 26. NON-CONTROLLING INTEREST

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

NOTE 27. SUBSEQUENT EVENTS - RESTATED

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

On April 21, 2026, our ordinary shares began trading under the new symbol ALP on the Nasdaq Capital Market.

On May 12, 2026, Alpha Compute Corp (the “Company”) issued a press release announcing the execution of a compute off-take agreement related to a cluster of 504 NVIDIA B200 GPUs.

As previously disclosed, in connection with Alpha Compute Corp’s (the “Company”) September 2025 private placement financing (the “Sept. 2025 Private Placement Financing”), the Company entered into certain Side Letter Agreements (each, a “Side Letter”) with certain investors in the Sept. 2025 Private Placement Financing. The Side Letters granted an irrevocable right and option to these investors to require the Company to repurchase all the ordinary shares of the Company (“Ordinary Shares”) received by the respective investor in exchange for the consideration initially provided by the respective investor to the Company (the “Put Option”). The period in which the Put Option may be exercised varies from six to twelve months, depending on the investor, after the September 25, 2025 closing of the Sept. 2025 Private Placement Financing. On June 22, 2026 two of these investors exercised their Put Options, obligating the Company to transfer to the investors a total of 2,114,583 TON tokens and 5,136,459 USDC tokens (which represents the consideration initially provided by these investors to the Company), with no adjustment for value, in exchange for the repurchase by the Company of a total of 1,095,000 Ordinary Shares and 724,133 Pre-Funded Warrants received by these investors in the Sept. 2025 Private Placement Financing.

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

1.3	Amended and Restated Memorandum of Association and Articles of Association of Alpha Capital Corp as filed in the British Virgin Island on April 21, 2026. - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on September 22, 2022.

2.1	Description of Rights of Stock Registered under Section 12 of the Exchange Act – Incorporated herein by reference to Exhibit 2.1 to Form 20-F filed on August 1, 2022.

2.2	Form of Pre-Funded Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on October 3, 2023.

2.3	Form of Series A Ordinary Share Purchase Warrant, dated September 29, 2023- Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on October 3, 2023.

2.4	Form of Series B Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.3 to Form 6-K filed on October 3, 2023.

2.5	Form of Series C Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.4 to Form 6-K filed on October 3, 2023.

2.6	Form of Placement Agent Ordinary Share Purchase Warrant, dated September 29, 2023 - Incorporated herein by reference to Exhibit 4.5 to Form 6-K filed on October 3, 2023.

2.7	Form of Pre-Funded Ordinary Share Purchase Warrant, dated January 14, 2026 - Incorporated herein by reference to Exhibit 4.1 to Form 6-K filed on January 15, 2026.

2.7	Form of Placement Agent Ordinary Share Purchase Warrant, dated January 14, 2026 - Incorporated herein by reference to Exhibit 4.2 to Form 6-K filed on January 15, 2026.

4.1	At The Market Offering Agreement by and between Alpha Compute Corp and H.C. Wainright & Co., dated February 17, 2026 – Incorporated herein by reference to Exhibit 1.1 to Form 6-K filed on February 17, 2026.

4.2	Form of Securities Purchase Agreement, dated January 14, 2026 - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on January 15, 2026.

4.3	Subscription Agreement between Portage Biotech Inc. and Compedica Holdings, LLC, dated June 5, 2025 - Incorporated herein by reference to - Exhibit 10.1 to Form 6-K filed on June 9, 2025.

4.4	Termination, Recission and Transfer Agreement between AlphaTON Capital Corp and Compedica Holdings, LLC, dated February 6, 2026 - Incorporated herein by reference to - Exhibit 10.1 to Form 6-K filed on February 10, 2026.

106

(b)          EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

4.5	Form of Shareholders Agreement, dated May 27, 2026, by and between Alpha Compute Corp, Animoca Brands Limited and Ga Mee Global Limited - Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on May 27, 2026.

4.6	Portage Biotech Inc. 2021 Equity Incentive Plan dated as of January 13, 2021 - Incorporated herein by reference to Exhibit 4(c)(iv).4 to Form 20-F filed on July 29, 2021.

4.7	Portage Biotech Inc. Amended and Restated 2021 Equity Incentive Plan - Incorporated herein by reference to Exhibit 4.2 to Form S-8 filed on December 1, 2023.

4.8	Purchase Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.3 to Form 6-K filed on July 8, 2022.

4.9	Registration Rights Agreement dated as of July 6, 2022, by and between Portage Biotech Inc. and Lincoln Park Capital Fund, LLC - Incorporated herein by reference to Exhibit 10.4 to Form 6-K filed on July 8, 2022.

4.10	Agreement effective as of August 4, 2025, by and between AlphaTON Capital Corp and Own Your Data Technologies, LLC, an affiliate of Brittany Kaiser - Incorporated herein by reference to Exhibit 10.8 to Form 6-K filed on September 3, 2025.

4.11	Services Agreement effective as of August 20, 2025, by and between AlphaTON Capital Corp and Alpha Sigma Capital Advisors, LLC, an affiliate of Enzo Villani - Incorporated herein by reference to Exhibit 10.12 to Form 6-K filed on September 3, 2025.

4.12	Services Agreement effective as of August 20, 2025, by and between AlphaTON Capital Corp and Red Shark Ventures, LLC, an affiliate of Yuri Mitin - Incorporated herein by reference to Exhibit 10.11 to Form 6-K filed on September 3, 2025.

4.13	Services Agreement effective as of October 22, 2025, by and between AlphaTON Capital Corp and Wes Levitt – Incorporated herein by reference to Exhibit 10.1 to Form 6-K filed on October 23, 2025.

4.14	Services Agreement effective as of September 30, 2024, by and between Alpha Compute Corp and Liza Horowitz - Incorporated by reference to Exhibit 4.14 to Form 20-F filed on July 16, 2026.

4.15	Form of Restricted Share Unit Award and Dividend Equivalent Rights Agreement dated as of January 19, 2022 - Incorporated herein by reference to Exhibit 10.15 to Form 20-F filed on August 1, 2022.

4.16	Form of Share Option Agreement dated as of February 15, 2022 - Incorporated herein by reference to Exhibit 10.16 to Form 20-F filed on August 1, 2022.

4.17	Services Agreement effective as of June 1, 2022, by and between Portage Development Services Inc. and Justin Fairchild - Incorporated herein by reference to Exhibit 4.24 to Form 20-F filed on July 31, 2023.

8.1	List of subsidiaries - Incorporated by reference to Exhibit 8.1 to Form 20-F filed on July 16, 2026.

11.1	Code of Conduct - Incorporated herein by reference to Exhibit 11.3 to Form F-20 filed on July 31, 2014.

11.2	Insider Trading Policy – Incorporated herein by reference to Exhibit 11.5 to Form 20-F filed on August 14, 2024

12.1*	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

107

(b)          EXHIBITS (Cont’d)

Exhibit No.	Description of Exhibit

12.2*	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of CBIZ CPAs P.C.

15.2*	Consent of Marcum LLP.

97.1	Incentive Compensation Recovery Policy – Incorporated herein by reference to Exhibit 97.1 to Form 20-F filed on August 14, 2024.

101	The following financial information from our Annual Report on Form 20-F for the year ended March 31, 2024 has been formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Cash Flows, and (iv) Notes to Consolidated Financial Statements.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

* Filed herewith

108

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

DATED at Tortola, British Virgin Islands, this 5th day of August, 2026

Alpha Compute Corp

By:	/s/ Brittany Kaiser
Title:	Chief Executive Officer

By:	/s/ Wes Levitt
Title:	Chief Financial Officer

109